As filed with the U.S. Securities and Exchange Commission on July 20, 2022
Registration No. 333-264941

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Vickers Vantage Corp. I
(Exact name of registrant as specified in its charter)
Cayman Islands	6770	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
1 Harbourfront Avenue, #16-06
Keppel Bay Tower, Singapore 098632
Singapore
(646) 974-8301
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jeffrey Chi
Chief Executive Officer
1 Harbourfront Avenue, #16-06
Keppel Bay Tower, Singapore 098632
Singapore
(646) 974-8301
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Mitchell S. Nussbaum, Esq. Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Jeffrey T. Hartlin, Esq. Elizabeth A. Razzano, Esq. Paul Hastings LLP 1117 S. California Avenue Palo Alto, CA 94304

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement and the satisfaction or waiver of all other conditions under the Merger Agreement described herein.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐
The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
PRELIMINARY — SUBJECT TO COMPLETION, DATED JULY 20, 2022
PROXY STATEMENT FOR
EXTRAORDINARY GENERAL MEETING OF
VICKERS VANTAGE CORP. I
(A CAYMAN ISLANDS EXEMPTED COMPANY)
PROSPECTUS FOR
163,176,395 SHARES OF COMMON STOCK AND 13,740,000 WARRANTS OF VICKERS VANTAGE CORP. I (AFTER
ITS DOMESTICATION AS A CORPORATION INCORPORATED IN THE STATE OF DELAWARE),
WHICH WILL BE RENAMED “SCILEX HOLDING COMPANY” IN CONNECTION WITH THE
BUSINESS COMBINATION DESCRIBED HEREIN
Dear Shareholders:
You are cordially invited to attend the extraordinary general meeting of the shareholders (the “Meeting”) of Vickers Vantage Corp. I (“Vickers,” “we,” “us” or “our”), which will be held at        , Eastern time, on        , 2022 at the offices of         at        , and virtually via live webcast at        , or at such other time, on such other date and at such other place to which the meeting may be adjourned. Although the Meeting will also be held virtually over the Internet, for the purposes of Cayman Islands law and the amended and restated memorandum and articles of association of Vickers, the physical location of the Meeting will remain at the location specified above.
Vickers is a Cayman Islands exempted company established for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business transaction with one or more businesses or entities, which we refer to as a “target business.” Holders of ordinary shares, par value $0.0001 per share, of Vickers (“Vickers Ordinary Shares”), will be asked to approve and adopt, among other things, the Agreement and Plan of Merger, dated as of March 17, 2022 (the “Merger Agreement”), by and among Vickers, Vantage Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Vickers (the “Merger Sub”), and Scilex Holding Company, a Delaware corporation (“Scilex”) and a majority-owned subsidiary of Sorrento Therapeutics, Inc. (“Sorrento”), and the other related proposals.
Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, (i) prior to the Effective Time (as defined in the proxy statement/prospectus), Vickers will change its jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication”) and (ii) at the Effective Time, and following the Domestication, Merger Sub will merge with and into Scilex (the “Business Combination”), with Scilex continuing as the surviving entity and wholly-owned subsidiary of Vickers. In connection with the consummation of the Business Combination, Vickers will be renamed as “Scilex Holding Company” and Scilex will be renamed as Scilex, Inc. In this document, we use the term “New Scilex” to refer to Vickers after completion of the transactions contemplated by the Merger Agreement.
Pursuant to the Merger Agreement, all outstanding shares of Scilex Common Stock as of immediately prior to the Effective Time of the Business Combination (other than shares held by Scilex or its subsidiaries or shares the holders of which exercise dissenters rights of appraisal) will be cancelled in exchange for the right to receive a number of newly issued shares of common stock of Vickers (following the Domestication), par value $0.0001 per share (“New Scilex Common Stock”), equal to the Exchange Ratio (as defined in the Merger Agreement) and all outstanding options to purchase Scilex stock will be exchanged for a number of options exercisable for newly issued shares of New Scilex Common Stock based upon the Exchange Ratio. The total consideration to be received by securityholders of Scilex at the Closing will be newly issued shares of New Scilex Common Stock with an aggregate value equal to $1.5 billion, subject to adjustments for certain debt obligations of Scilex (the “Merger Consideration”).
It is anticipated that upon completion of the Business Combination, if none of the 9,726,395 Vickers Ordinary Shares are redeemed, Vickers’s public shareholders would retain an ownership interest of approximately 7.0% in New Scilex, the Sponsors, officers, directors and other holders of founder shares will retain an ownership interest of approximately 2.5% of New Scilex and the Scilex stockholders will own approximately 90.5% of New Scilex. If all of the 9,726,395 Vickers Ordinary Shares are redeemed, Vickers’s public shareholders would not own any of New Scilex, the Sponsors, officers, directors and other holders of founder shares will retain an ownership interest of approximately 2.7% and the Scilex stockholders will own approximately 97.3% of New Scilex. The ownership percentage with respect to New Scilex does not take into account (i) the issuance of any additional shares upon the closing of the Business Combination under the Equity Incentive Plan or the ESPP, or (ii) the reduction in the aggregate merger consideration due to certain specified indebtedness at the Closing. If the actual facts are different from these assumptions (which they are likely to be), the percentage ownership retained by the Vickers shareholders will be different. See “Unaudited Pro Forma Condensed Combined Financial Information.”
After the completion of the Business Combination, Sorrento Therapeutics, Inc. (Scilex’s majority stockholder) will continue to control a majority of the voting power for the election of directors. Depending on the number of Vickers Ordinary Shares that are redeemed in connection with the Business Combination, we anticipate that Sorrento will own approximately 90.4% to 97.2% of the outstanding common stock of New Scilex. As a result, New Scilex will be a “controlled company” within the meaning of the rules of The Nasdaq Stock Market LLC (‘‘Nasdaq’’) and may elect not to comply with certain corporate governance standards. While New Scilex does not presently intend to rely on these exemptions, New Scilex may opt to utilize these exemptions in the future as long as it remains a controlled company.
Vickers’s units, ordinary shares and public warrants are publicly traded on the Nasdaq Capital Market under the symbols “VCKAU”, “VCKA” and “VCKAW”, respectively. Vickers intends to list the New Scilex Common Stock and warrants on the Nasdaq Global Market under the symbol “SCLX” and “SCLXW,” respectively, upon the completion of the Business Combination. New Scilex will not have units traded following the completion of the Business Combination.
On        , 2022, the record date for the Meeting of shareholders, the last sale price of Vickers Ordinary Shares was $       .
Each shareholder’s vote is very important. Whether or not you plan to participate at the Meeting, please submit your proxy card without delay. Proxy cards must be submitted no later than the time appointed for the commencement of the Meeting or adjourned or postponed Meeting. Shareholders may revoke proxies at any time before they are voted at the Meeting. Voting by proxy will not prevent a shareholder from voting virtually at the Meeting if such shareholder subsequently chooses to participate in the Meeting.
We encourage you to read this proxy statement/prospectus carefully. In particular, you should review the matters discussed under the caption “Risk Factors” beginning on page 36.
The Vickers Board recommends that Vickers’s shareholders vote “FOR” the approval of each of the proposals described in this proxy statement/prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the Business Combination or otherwise, or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.
This proxy statement/prospectus is dated        , 2022, and is first being mailed to shareholders of Vickers on or about        , 2022.
/s/ Jeffrey Chi

Jeffrey Chi
Chief Executive Officer
Vickers Vantage Corp. I
       , 2022

VICKERS VANTAGE CORP. I
1 Harbourfront Avenue, #16-06
Keppel Bay Tower, Singapore 098632
Singapore
Telephone: (646) 974-8301
NOTICE OF EXTRAORDINARY GENERAL MEETING OF
VICKERS VANTAGE CORP. I SHAREHOLDERS
To Be Held on        , 2022
To Vickers Vantage Corp. I Shareholders:
NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the shareholders (the “Meeting”) of Vickers Vantage Corp. I (“Vickers,” “we,” “our,” or “us”), will be held at        , Eastern time, on        , 2022, at the offices of         at        , and virtually via live webcast at        . You are cordially invited to attend the Meeting for the purpose of considering and, if thought fit, passing with or without amendments, the following resolutions:
•
Proposal 1 — The Business Combination Proposal — “RESOLVED, AS AN ORDINARY RESOLUTION THAT the transactions contemplated under the Agreement and Plan of Merger, dated as of March 17, 2022 (as may be amended or restated from time to time, the “Merger Agreement”), by and among Vickers, Vantage Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of Vickers (“Merger Sub”), and Scilex Holding Company, a Delaware corporation (“Scilex”) and majority-owned subsidiary of Sorrento Therapeutics, Inc. (“Sorrento”), with Scilex surviving the merger (the “Business Combination”), a copy of which is attached to this proxy statement/prospectus as Annex A, be and are hereby approved and adopted (such proposal, the “Business Combination Proposal”). The Business Combination Proposal is conditioned on the approval of the other Condition Precedent Proposals (as defined below).”

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Proposal 2 — The Domestication Proposal — “RESOLVED, AS A SPECIAL RESOLUTION THAT the change of the domicile of Vickers pursuant to a transfer by way of continuation of an exempted company out of the Cayman Islands and a domestication into the State of Delaware as a corporation, and the de-registration of Vickers in the Cayman Islands (the “Domestication”) and the approval of the related interim certificate of incorporation and bylaws under Delaware law of Vickers, in each case, prior to the Effective Time of the Business Combination, be and are hereby approved and adopted (such proposal, the “Domestication Proposal”). The Domestication Proposal is conditioned on the approval of the other Condition Precedent Proposals.”

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Proposal 3 — The Charter Approval Proposal  — “RESOLVED, AS A SPECIAL RESOLUTION THAT, in connection with the Business Combination, the replacement of the Current Charter with the proposed amended and restated certificate of incorporation of Vickers, in the form attached this proxy statement/prospectus as Annex B, to be effective upon the consummation of the Business Combination, be and is hereby approved and adopted (such proposal, the “Charter Approval Proposal”). The Charter Approval Proposal is conditioned on the approval of the other Condition Precedent Proposals.”

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Proposal 4 — The Bylaws Approval Proposal — “RESOLVED, AS A SPECIAL RESOLUTION THAT, in connection with the Business Combination, the amended and restated bylaws, in the form attached to this proxy statement/prospectus as Annex C, to be effective upon the consummation of the Business Combination, be and are hereby approved and adopted (such proposal, the “Bylaws Approval Proposal”). The Bylaws Approval Proposal is conditioned on the approval of the other Condition Precedent Proposals.”

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Proposal 5 — The Advisory Governance Proposals — “RESOLVED, AS AN ORDINARY RESOLUTION THAT ON A NON-BINDING ADVISORY BASIS, certain governance provisions contained in the Proposed Charter, being presented in accordance with the requirements of the U.S. Securities and Exchange Commission as seven separate sub-proposals, be and are hereby approved and adopted (collectively, the “Advisory Governance Proposals”), none of which are conditioned on any Condition Precedent Proposals:
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Advisory Proposal A — to increase the total number of authorized shares of all classes of capital stock to 750,000,000 shares, consisting of 740,000,000 authorized shares of common stock and 10,000,000 authorized shares of preferred stock;

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Advisory Proposal B — to provide that subject to the rights of any holders of preferred stock to elect directors, the number of directors that shall constitute the New Scilex Board shall be as determined from time to time exclusively by the New Scilex Board, except that until such time as the Sorrento Trigger Event occurs, the stockholders of New Scilex shall be permitted to fix the number of directors;

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Advisory Proposal C — to require the removal of any director be only for cause and by the affirmative vote of at least 66 2/3% of the voting power of all then-outstanding shares of stock of New Scilex entitled to vote thereon, voting together as a single class, from and after the Sorrento Trigger Event (and prior to such event, by the affirmative vote of the holders of a majority in voting power of the then-outstanding shares of stock of New Scilex entitled to vote generally in the election of such directors);

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Advisory Proposal D — to provide that from and after the Sorrento Trigger Event, the alteration, amendment or repeal of certain provisions of the Proposed Charter will require the affirmative vote of the holders of at least 66 2/3% of the voting power of the then-outstanding shares of stock entitled to vote thereon, voting together as a single class;

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Advisory Proposal E — to provide that from and after the Sorrento Trigger Event, the alteration, amendment or repeal of the Proposed Bylaws will require the affirmative vote of the holders of at least 66 2/3% of the voting power of the then-outstanding shares of stock entitled to vote thereon, voting together as a single class;

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Advisory Proposal F — to provide that from and after the Sorrento Trigger Event, stockholders will not be permitted to act by written consent in lieu of holding a meeting of stockholders; and

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Advisory Proposal G — to change the post-Business Combination corporate name from “Vickers Vantage Corp. I” to “Scilex Holding Company,” to make the post-Business Combination company’s corporate existence perpetual and to eliminate provisions specific to its status as a blank check company.”

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Proposal 6 — The Director Election Proposal — “RESOLVED, AS AN ORDINARY RESOLUTION THAT, effective as of the consummation of the Business Combination, Jaisim Shah, Henry Ji, Ph.D., Dorman Followwill, Laura J. Hamill, Tien-Li Lee, M.D., David Lemus, and Tommy Thompson, be and are hereby elected as directors and serve on the New Scilex Board until the expiration of their respective terms and until their respective successors are duly elected and qualified (such proposal, the “Director Election Proposal”). The Director Election Proposal is conditioned on the approval of the other Condition Precedent Proposals.”

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Proposal 7 — The Stock Plan Proposal — “RESOLVED, AS AN ORDINARY RESOLUTION THAT the Scilex Holding Company 2022 Equity Incentive Plan (the “Equity Incentive Plan”), a copy of which is attached to this proxy statement/prospectus as Annex D, to be effective upon the consummation of the Business Combination, be and is hereby approved and adopted (such proposal, the “Stock Plan Proposal”). The Stock Plan Proposal is conditioned on the approval of the other Condition Precedent Proposals.”

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Proposal 8 — The ESPP Proposal — “RESOLVED, AS AN ORDINARY RESOLUTION THAT the Scilex Holding Company 2022 Employee Stock Purchase Plan (the “ESPP”), a copy of which is attached to this proxy statement/prospectus as Annex E, to be effective upon consummation of the Business Combination, be and is hereby approved and adopted (such proposal, the “ESPP Proposal”). The ESPP Proposal is conditioned on the approval of the other Condition Precedent Proposals.”

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Proposal 9 — The Nasdaq Proposal — “RESOLVED, AS AN ORDINARY RESOLUTION THAT, for purposes of complying with Nasdaq Listing Rule 5635(a) and (b), the issuance of more than

20% of the issued and outstanding Vickers Ordinary Shares and the resulting change in control in connection with the Business Combination, be and are hereby approved and adopted (such proposal, the “Nasdaq Proposal”). The Nasdaq Proposal is conditioned on the approval of the other Condition Precedent Proposals.”
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Proposal 10 — The Adjournment Proposal — “RESOLVED, AS AN ORDINARY RESOLUTION THAT the adjournment of the Meeting by the chairman thereof to a later date, if necessary, under certain circumstances, including for the purpose of soliciting additional proxies in favor of the Business Combination Proposal, the Domestication Proposal, the Charter Approval Proposal, the Bylaws Approval Proposal, the Advisory Governance Proposals, the Director Election Proposal, the Stock Plan Proposal, the ESPP Proposal and the Nasdaq Proposal (together the “Condition Precedent Proposals”), in the event Vickers does not receive the requisite shareholder vote to approve the foregoing proposals, be and is hereby approved (such proposal, the “Adjournment Proposal”). The Adjournment Proposal is not conditioned on the approval of any of the Condition Precedent Proposals.”

Under the Merger Agreement, the approval of each of the Business Combination Proposal, the Domestication Proposal, the Charter Approval Proposal, the Bylaws Approval Proposal, the Director Election Proposal, the Stock Plan Proposal, and the ESPP Proposal is a condition to the consummation of the Business Combination. The approval of each Condition Precedent Proposal is conditioned on the approval of all of the other Condition Precedent Proposals. It is important for you to note that if our shareholders do not approve of the Condition Precedent Proposals, the Business Combination may not be consummated. If Vickers does not consummate the Business Combination and fails to complete an initial business combination by January 11, 2023, Vickers will be required to dissolve and liquidate.
Approval of the Business Combination Proposal, the Director Election Proposal, the Advisory Governance Proposals, the Stock Plan Proposal, the ESPP Proposal, the Nasdaq Proposal, and the Adjournment Proposal will each require an ordinary resolution under Cayman Islands law, being the affirmative vote of the majority of the Vickers Ordinary Shares present in person, including by virtual attendance, or represented by proxy and entitled to vote there on and who vote at the Meeting or any adjournment or postponement thereof.
Approval of the Domestication Proposal, the Charter Approval Proposal and the Bylaws Approval Proposal will each require a special resolution under Cayman Islands law, being the affirmative vote of two-thirds (2/3) of Vickers Ordinary Shares present in person, including by virtual attendance, or represented by proxy and entitled to vote thereon and who vote at the Meeting or any adjournment or postponement thereof.
As of        , 2022, there were 13,176,395 Vickers Ordinary Shares issued and outstanding and entitled to vote. Only Vickers’s shareholders who hold Vickers Ordinary Shares of record as of the close of business on        , 2022 are entitled to vote at the Meeting or any adjournment or postponement of the Meeting. This proxy statement/prospectus is first being mailed to Vickers’s shareholders on or about        , 2022.
Investing in Vickers’s securities involves a high degree of risk. See “Risk Factors” beginning on page 36 for a discussion of information that should be considered in connection with an investment in Vickers’s securities.

YOUR VOTE IS VERY IMPORTANT. PLEASE VOTE YOUR SHARES PROMPTLY.
Whether or not you plan to participate at the Meeting, please complete, date, sign and return the enclosed proxy card without delay, or submit your proxy through the internet or vote by telephone as promptly as possible in order to ensure your representation at the Meeting. Proxy cards must be received no later than the time appointed for the commencement of the Meeting or adjourned or postponed meeting. Telephone and Internet voting facilities for Vickers’s shareholders of record will be available 24 hours a day until 11:59 p.m. Eastern Time on        , 2022. After that, telephone and Internet voting will be closed and if you want to vote your Vickers Ordinary Shares, you will either need to ensure that your proxy card is received no later than the time appointed for the commencement of the Meeting or attend the virtual Meeting to vote your shares online. Voting by proxy will not prevent you from voting your Vickers Ordinary Shares online if you subsequently choose to participate at the Meeting. Please note, however, that if your shares are held of record by a broker, bank or other agent and you wish to vote at the Meeting, you must obtain a proxy issued in your name from that broker, bank or other agent. Only shareholders of record at the close of business on the record date may vote at the Meeting or any adjournment or postponement thereof. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not participate at the Meeting, your shares will not be counted for purposes of determining whether a quorum is present at, and the number of votes voted at, the Meeting.
You may revoke a proxy at any time before it is voted at the Meeting by executing and returning a proxy card dated later than the previous one, by participating at the Meeting and casting your vote by hand or by ballot (as applicable) or by submitting a written revocation to Morrow Sodali LLC, 333 Ludlow Street, Stamford, CT 06902, toll free: (800) 662-5200, collect: (203) 658-9400, email: VCKA.info@investor.morrowsodali.com, that is received by the proxy solicitor before we take the vote at the Meeting. If you hold your shares through a bank or brokerage firm, you should follow the instructions of your bank or brokerage firm regarding revocation of proxies.
The Vickers Board recommends that Vickers’s shareholders vote “FOR” approval of each of the Proposals. When you consider the recommendation of the Vickers Board regarding these Proposals, you should keep in mind that Vickers’s directors and officers have interests in the Business Combination that may conflict with or differ from your interests as a shareholder. See the section titled “Proposals to be Considered by Vickers’s Shareholders: The Business Combination — Interests of Certain Persons.”
On behalf of the Vickers Board, I thank you for your support and we look forward to the successful consummation of the Business Combination.
By Order of the Board of Directors,
/s/ Jeffrey Chi

Jeffrey Chi
Chief Executive Officer
Vickers Vantage Corp. I
       , 2022
IF YOU RETURN YOUR PROXY CARD SIGNED BUT WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS.
TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST (I) IF YOU: (A) HOLD PUBLIC VICKERS ORDINARY SHARES, OR (B) HOLD PUBLIC VICKERS ORDINARY SHARES THROUGH PUBLIC UNITS AND YOU ELECT TO SEPARATE YOUR PUBLIC UNITS INTO THE UNDERLYING PUBLIC VICKERS ORDINARY SHARES PRIOR TO EXERCISING YOUR REDEMPTION RIGHTS WITH RESPECT TO THE PUBLIC VICKERS ORDINARY SHARES AND (II) PRIOR TO        , EASTERN TIME, ON        , 2022, (A) SUBMIT A WRITTEN REQUEST TO CONTINENTAL THAT VICKERS REDEEM YOUR PUBLIC VICKERS ORDINARY SHARES FOR CASH AND (B) DELIVER YOUR PUBLIC VICKERS ORDINARY SHARES TO CONTINENTAL, PHYSICALLY OR ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC

(DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM, IN EACH CASE, IN ACCORDANCE WITH THE PROCEDURES DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THE PUBLIC VICKERS ORDINARY SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE THE SECTION TITLED “THE MEETING — REDEMPTION RIGHTS” IN THIS PROXY STATEMENT/PROSPECTUS FOR MORE SPECIFIC INSTRUCTIONS.

HOW TO OBTAIN ADDITIONAL INFORMATION
This proxy statement/prospectus incorporates important business and financial information about Vickers that is not included in or delivered with this proxy statement/prospectus. If you would like to receive additional information or if you want additional copies of this document, agreements contained in the appendices or any other documents filed by Vickers with the U.S. Securities and Exchange Commission (the “SEC”), such information is available for you to review on the website of the SEC at http://www.sec.gov. You can also obtain the documents incorporated by reference into this proxy statement/prospectus free of charge by requesting them in writing or by telephone from the appropriate company at the following address and telephone number:
Vickers Vantage Corp I
85 Broad Street, 16th Floor
New York, New York 10004
(646) 974-8301
or
Morrow Sodali LLC
333 Ludlow Street
Stamford, CT 06902
Toll Free: (800) 662-5200
Collect: (203) 658-9400
Email: VCKA.info@investor.morrowsodali.com
If you would like to request documents, please do so no later than five business days prior to the Meeting, or by        , 2022, to receive them before the Meeting. Please be sure to include your complete name and address in your request.
For a more detailed description of the information incorporated by reference in this proxy statement/prospectus and how you can obtain it, please see the section titled “Where You Can Find More Information.”

ABOUT THIS PROXY STATEMENT/PROSPECTUS
This document, which forms part of a registration statement on Form S-4 filed with the SEC by Vickers, constitutes a prospectus of Vickers under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the Vickers Ordinary Shares to be issued to Scilex’s stockholders under the Merger Agreement. This document also constitutes a proxy statement of Vickers under Section 14(a) of the Exchange Act.
You should rely only on the information contained in this proxy statement/prospectus in deciding how to vote on the Business Combination. Neither Vickers nor Scilex has authorized anyone to give any information or to make any representations other than those contained in this proxy statement/prospectus. Do not rely upon any information or representations made outside of this proxy statement/prospectus. The information contained in this proxy statement/prospectus may change after the date of this proxy statement/prospectus. Do not assume after the date of this proxy statement/prospectus that the information contained in this proxy statement/prospectus is still correct.
Information contained in this proxy statement/prospectus regarding Vickers and its business, operations, management and other matters has been provided by Vickers and information contained in this proxy statement/prospectus regarding Scilex and its business, operations, management and other matters has been provided by Scilex.
This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities, or the solicitation of a proxy or consent, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.
MARKET AND INDUSTRY DATA
Certain information contained in this document relates to or is based on studies, publications, surveys and other data obtained from third-party sources and Vickers’s and Scilex’s own internal estimates and research. While we believe these third-party sources to be reliable as of the date of this proxy statement/prospectus, we have not independently verified the market and industry data contained in this proxy statement/prospectus or the underlying assumptions relied on therein. Finally, while we believe our own internal research is reliable, such research has not been verified by any independent source. Notwithstanding the foregoing, we are liable for the information provided in this proxy statement/prospectus.
TRADEMARKS
This document contains references to trademarks, trade names and service marks belonging to other entities. Solely for convenience, trademarks, trade names and service marks referred to in this proxy statement/prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

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FREQUENTLY USED TERMS
Unless otherwise stated in this proxy statement, the terms, “we,” “us,” “our” or “Vickers” refer to Vickers Vantage Corp. I, a Cayman Islands exempted company, the term “New Vickers” refers to Vickers Vantage Corp. I following the Domestication and the terms “New Scilex,” “combined company” and “post-Business Combination company” refer to Scilex Holding Company and its subsidiaries following the consummation of the Business Combination.
Further, in this document:
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“Business Combination” means the merger contemplated by the Merger Agreement.

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“Closing” means the closing of the Business Combination.

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“Closing Date” means date of the Closing.

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“Code” means the Internal Revenue Code of 1986, as amended.

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“Condition Precedent Proposals” means the Business Combination Proposal, the Charter Approval Proposal, the Bylaws Approval Proposal, the Director Election Proposal, the Stock Plan Proposal, the ESPP Proposal and the Nasdaq Proposal.

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“Continental” means Continental Stock Transfer & Trust Company, Vickers’s transfer agent.

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“Current Charter” means Vickers’s Amended and Restated Memorandum and Articles of Association, as in effect as of the date hereof.

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“DGCL” means the General Corporation Law of the State of Delaware, as amended.

•
“Domestication” means the change of the domicile of Vickers pursuant to a transfer by way of continuation of an exempted company out of the Cayman Islands and a domestication into the State of Delaware as a corporation, and the de-registration of Vickers in the Cayman Islands.

•
“Effective Time” means the time at which the Business Combination becomes effective.

•
“Equity Incentive Plan” means the Scilex Holding Company 2022 Equity Incentive Plan.

•
“ESPP” means the Scilex Holding Company 2022 Employee Stock Purchase Plan.

•
“Exchange Act” means the Securities Exchange Act of 1934, as amended.

•
“founder shares” means the 3,450,000 outstanding Vickers Ordinary Shares held by the Sponsors and the following directors of Vickers: Pei Wei Woo, Suneel Kaji and Steve Myint.

•
“GAAP” means accounting principles generally accepted in the United States of America.

•
“HSR Act” means Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

•
“Initial Shareholders” means the Sponsors and the holders of founder shares.

•
“IPO” refers to the initial public offering of 13,800,000 Units of Vickers consummated on January 11, 2021.

•
“IRS” means the United States Internal Revenue Service.

•
“Maxim” means Maxim Group LLC, the representative of the underwriters in the IPO.

•
“Merger Agreement” means that certain Agreement and Plan of Merger, dated as of March 17, 2022, by and among Vickers, Merger Sub and Scilex, as may be amended or restated from time to time.

•
“Merger Sub” means Vantage Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of Vickers.

•
“Nasdaq” means The Nasdaq Stock Market LLC.

•
“Nasdaq Listing Rules” means the rules and listing standards of Nasdaq.

•
“New Scilex Board” means the board of directors of New Scilex.

•
“New Scilex Common Stock” means the common stock, par value $0.0001 per share, of (i) Vickers immediately after the Domestication and prior to the filing of the Proposed Charter with the Secretary of State of the State of Delaware in connection with the Closing, and (ii) New Scilex, following the effectiveness of the Proposed Charter upon the filing of same with the Secretary of State of the State of Delaware in connection with the Closing.
•
“New Scilex Warrants” means the redeemable warrants that entitle the holder thereof to purchase one share of, (i) Vickers immediately after the Domestication and prior to the filing of the Proposed Charter with the Secretary of State of the State of Delaware in connection with the Closing, and (ii) New Scilex, following the effectiveness of the Proposed Charter upon the filing of same with the Secretary of State of the State of Delaware in connection with the Closing.

•
“Private Placement Warrants” means the 6,840,000 warrants sold in a private placement to Vickers Venture Fund VI Pte Ltd and Vickers Venture Fund VI (Plan) Pte Ltd consummated on January 11, 2021.

•
“Proposed Bylaws” means the Amended and Restated Bylaws of Scilex Holding Company, a copy of which is attached as Annex C.

•
“Proposed Charter” means the Amended and Restated Certificate of Incorporation of Scilex Holding Company, a copy of which is attached as Annex B.

•
“public shareholders” means the holders of the public shares.

•
“public shares” means the Vickers Ordinary Shares which were sold as part of the IPO, whether they were purchased in the IPO or in the aftermarket, including any of our Initial Shareholders to the extent that they purchase such public shares (except that our Initial Shareholders will not have conversion or tender rights with respect to any public shares they own).

•
“Public Warrants” or“Warrants” means the redeemable warrants that were included in the Units that entitle the holder of each whole warrant to purchase one Vickers Ordinary Share at a price of $11.50 per share.

•
“Scilex” means Scilex Holding Company, a Delaware corporation.

•
“Scilex Board” means the board of directors of Scilex.

•
“Scilex Common Stock” means the common stock of Scilex, par value $0.0001 per share, prior to the Closing.

•
“SEC” means the U.S. Securities and Exchange Commission.

•
“Securities Act” means the Securities Act of 1933, as amended.

•
“Sorrento” means Sorrento Therapeutics, Inc.

•
“Sorrento Group” means Sorrento together with its affiliates, subsidiaries, successors and assigns (other than New Scilex and its subsidiaries).

•
“Sorrento Trigger Event” means the time that the Sorrento Group first ceases to beneficially own more than 50% in voting power of the then-outstanding shares of stock of New Scilex entitled to vote generally in the election of directors.

•
“Sponsors” means Vickers Venture Fund VI Pte Ltd and Vickers Venture Fund VI (Plan) Pte Ltd.

•
“Trust Account” means the Trust Account of Vickers that holds the proceeds from Vickers’s IPO and the private placement of the Private Placement Warrants.

•
“Units” means the units of Vickers, each consisting of one Vickers Ordinary Share and one-half of one redeemable warrant upon the consummation of an initial business combination.

•
“Vickers Board” means the board of directors of Vickers.

•
“Vickers Ordinary Shares” means the ordinary shares, par value $0.0001 per share, of Vickers prior to the Domestication.

•
“Working Capital Warrants” shall mean any warrants issued in payment for Working Capital Loans from the Sponsors to Vickers, which will be identical to the Private Placement Warrants issued simultaneously with the IPO.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This proxy statement/prospectus contains forward-looking statements, including statements about the parties’ ability to close the Business Combination, the anticipated benefits of the Business Combination, and the financial condition, results of operations, earnings outlook and prospects of Vickers and/or Scilex and may include statements for the period following the consummation of the Business Combination. Forward-looking statements appear in a number of places in this proxy statement/prospectus including, without limitation, in the sections titled “Business of Scilex” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Scilex.” In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.
These forward-looking statements are based on information available as of the date of this proxy statement/prospectus and Vickers’s and Scilex’s managements’ current expectations, forecasts and assumptions, and involve a number of judgments, known and unknown risks and uncertainties and other factors, many of which are outside the control of Vickers, Scilex and their respective directors, officers and affiliates. There can be no assurance that future developments will be those that have been anticipated. Accordingly, forward-looking statements should not be relied upon as representing Vickers’s views as of any subsequent date. Vickers does not undertake any obligation to update, add or to otherwise correct any forward-looking statements contained herein to reflect events or circumstances after the date they were made, whether as a result of new information, future events, inaccuracies that become apparent after the date hereof or otherwise, except as may be required under applicable securities laws.
You should not place undue reliance on these forward-looking statements in deciding how your vote should be cast or in voting your Vickers Ordinary Shares on the Proposals. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in “Risk Factors,” those discussed and identified in public filings made with the SEC by Vickers and the following:
•
our ability to complete the Business Combination with Scilex or, if we do not consummate such Business Combination, any other initial business combination;

•
satisfaction or waiver (if applicable) of the conditions to the consummation of the Business Combination, including the approval of the Merger Agreement by the shareholders of Vickers and the satisfaction of the minimum cash requirements under the Merger Agreement following any redemptions by Vickers’s public shareholders;

•
the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement;

•
the projected financial information, including the Scilex’s forecasts (included in the section titled “The Business Combination Proposal — Certain Scilex Projected Financial Information”), anticipated growth rate, and market opportunity of New Scilex;

•
the ability to obtain and/or maintain the listing of New Scilex Common Stock on Nasdaq following the Business Combination;

•
New Scilex’s public securities’ potential liquidity and trading;

•
New Scilex’s ability to raise financing in the future;

•
the ability to realize the anticipated benefits of the Business Combination;

•
costs related to the Business Combination;

•
the outcome of any legal proceedings that may be instituted against Vickers or Scilex related to the Business Combination;

•
the attraction and retention of qualified directors, officers, employees and key personnel of Vickers and Scilex prior to the Business Combination, and New Scilex following the Business Combination;

•
the ability of Scilex to compete effectively in a highly competitive market;

•
the competition from larger pharmaceutical companies that have greater resources, technology, relationships and/or expertise;

•
the ability to protect and enhance Scilex’s corporate reputation and brand;

•
the impact from future regulatory, judicial, and legislative changes in Scilex’s industry;

•
Scilex’s and New Scilex’s ability to obtain and maintain regulatory approval of any of its product candidates;

•
Scilex’s and New Scilex’s ability to research, discover and develop additional product candidates;

•
Scilex’s and New Scilex’s ability to grow and manage growth profitably;

•
Scilex’s and New Scilex’s ability to obtain and maintain intellectual property protection and not infringe on the rights of others;

•
Scilex’s ability to execute its business plans and strategy;

•
Vickers’s officers and directors allocating their time to other business and potentially having conflicts of interest with Vickers’s business or in approving the Business Combination;

•
the impact of the COVID-19 pandemic and other similar disruptions in the future;

•
those factors set forth in documents of Vickers filed, or to be filed, with SEC; and

•
other factors detailed under the section entitled “Risk Factors.”

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of Vickers and Scilex prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.
All subsequent written and oral forward-looking statements concerning the Business Combination or other matters addressed in this proxy statement/prospectus and attributable to Vickers, Scilex or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this proxy statement/prospectus. Except to the extent required by applicable law or regulation, Vickers and Scilex undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION AND THE MEETING
The following are answers to some questions that you, as a shareholder of Vickers, may have regarding the Business Combination and the Meeting. We urge you to read carefully the remainder of this proxy statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the Proposals and the other matters being considered at the Meeting. Additional important information is also contained in the annexes to and the documents incorporated by reference into this proxy statement/prospectus.
QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION
Q:
What will happen in the Business Combination?

A:
Vickers, Merger Sub, and Scilex have agreed to the Business Combination under the terms of the Merger Agreement, which is attached to this proxy statement/prospectus as Annex A, and is incorporated into this proxy statement/prospectus by reference. Pursuant to the Merger Agreement, prior to the Effective Time of the Business Combination, Vickers will change its jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware. See “Proposal 2 — The Domestication Proposal” for further information on the Domestication. In addition, following the Domestication and at the Effective Time of the Business Combination, Merger Sub will merge with and into Scilex, with Scilex continuing as the surviving entity and wholly-owned subsidiary of Vickers.

In connection with the Business Combination, the cash held in the Trust Account after giving effect to any redemption of shares by Vickers’s public shareholders will be used to pay certain fees and expenses in connection with the Business Combination, and for working capital and general corporate purposes.
Q:
Why am I receiving this proxy statement/prospectus?

A:
Vickers’s shareholders are being asked to consider and vote upon a proposal to approve and adopt the Merger Agreement, and the other Proposals described in this proxy statement/prospectus. You are receiving this proxy statement/prospectus because you were a shareholder of record of Vickers Ordinary Shares at the close of business on        , 2022, the “Record Date” for the Meeting, and are therefore entitled to vote at the Meeting. This proxy statement/prospectus summarizes the information that you need to know in order to cast your vote. Vickers urges its shareholders to read the Merger Agreement in its entirety, which is attached to this proxy statement/prospectus as Annex A.

YOUR VOTE IS IMPORTANT. YOU ARE ENCOURAGED TO SUBMIT YOUR PROXY AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS AND ITS ANNEXES AND CAREFULLY CONSIDERING EACH OF THE PROPOSALS BEING PRESENTED AT THE MEETING.
Q:
What is the consideration being paid to Scilex securityholders?

A:
If the Business Combination is completed: (i) each outstanding share of Scilex Common Stock as of immediately prior to the Effective Time (other than shares held by Scilex or its subsidiaries or shares the holders of which exercise dissenters rights of appraisal) will be cancelled in exchange for the right to receive a number of shares of New Scilex Common Stock equal to the Exchange Ratio (as defined below) and (ii) each option to purchase Scilex Common Stock that is then outstanding shall be converted into the right to receive an option relating to the New Scilex Common Stock upon substantially the same terms and conditions as are in effect with respect to such option immediately prior to the Effective Time (each, a “New Scilex Option”) except that (y) such New Scilex Option shall relate to that whole number of shares of New Scilex Common Stock (rounded down to the nearest whole share) equal to the number of shares of Scilex Common Stock subject to such option, multiplied by the Exchange Ratio, and (z) the exercise price per share for each such share of New Scilex Common Stock shall be equal to the exercise price per share of such option in effect immediately prior to the Effective Time, divided by the Exchange Ratio (rounded up to the nearest whole cent).

The total consideration to be received by securityholders of Scilex at the Closing will be newly issued shares of New Scilex Common Stock with an aggregate value equal to $1.5 billion, subject to adjustments for Scilex’s debt (the “Merger Consideration”).
Q:
When is the Business Combination expected to occur?

A:
The Closing is expected to take place no later than (i) the third (3rd) business day following the satisfaction or waiver of the conditions described below under the section titled “The Merger Agreement — Closing Conditions,” or (ii) such other date as agreed to by Vickers and Scilex in writing. The Merger Agreement may be terminated by either Vickers or Scilex if the Closing has not occurred by January 11, 2023, subject to certain exceptions.

For a description of the conditions to the completion of the Business Combination, see the section titled “The Merger Agreement — Closing Conditions.”
Q:
What happens if the Business Combination is not consummated?

A:
If Vickers does not consummate a business combination by January 11, 2023, it will trigger its automatic winding up, dissolution and liquidation pursuant to the terms of the Current Charter. As a result, this has the same effect as if Vickers had formally gone through a voluntary liquidation procedure under the laws of the Cayman Islands. Accordingly, no vote would be required from Vickers’s shareholders to commence such a voluntary winding up, dissolution and liquidation. If Vickers is unable to consummate its initial business combination by January 11, 2023, it will, as promptly as possible but not more than ten business days thereafter, redeem 100% of outstanding Vickers Ordinary Shares for a pro rata portion of the funds held in the Trust Account, including a pro rata portion of any interest earned on the funds held in the Trust Account and not necessary to pay its taxes, and then seek to liquidate and dissolve. Public shareholders will also forfeit any Public Warrants owned (including any Public Warrants included in any Unit that has not previously been separated). The estimated consideration that each Vickers Ordinary Share would be paid at liquidation would be approximately $10.29 per share for the public shareholders based on amounts on deposit in the Trust Account as of March 31, 2022. The closing price of the Vickers Ordinary Shares on Nasdaq as of July 19, 2022 was $10.28. The Initial Shareholders waived the right to any liquidation distribution with respect to any founder shares held by them.

Q:
What happens to the funds deposited in the Trust Account following the Business Combination?

A:
Following the Closing, holders of Vickers Ordinary Shares exercising redemption rights will receive their per share redemption price out of the funds in the Trust Account. The balance of the funds will be released to Scilex to fund working capital needs of New Scilex. As of        , 2022, there was approximately $        million in the Trust Account (including $        of accrued interest which Vickers can withdraw to pay taxes). Vickers estimates that approximately $10.29 per outstanding share issued in the IPO will be paid to the public investors exercising their redemption rights.

Q:
What equity stake will current Vickers shareholders and Scilex stockholders hold in New Scilex after the closing?

A:
It is anticipated that upon completion of the Business Combination, if none of the 9,726,395 Vickers Ordinary Shares are redeemed, Vickers’s public shareholders will retain an ownership interest of approximately 7.0% in New Scilex, the Sponsors, officers, directors and other holders of founder shares will retain an ownership interest of approximately 2.5% of New Scilex and the Scilex stockholders will own approximately 90.5% of New Scilex. If all of the 9,726,395 Vickers Ordinary Shares are redeemed, Vickers’s public shareholders would not own any of New Scilex, the Sponsors, officers, directors and other holders of founder shares will retain an ownership interest of approximately 2.7% and the Scilex stockholders will own approximately 97.3% of New Scilex.

The ownership percentage with respect to New Scilex does not take into account (i) the issuance of any additional Vickers Ordinary Shares upon the Closing of the Business Combination under the Equity Incentive Plan or the ESPP or (ii) the reduction in the aggregate merger consideration due to certain specified indebtedness at the Closing. If the actual facts are different from these assumptions (which they are likely to be), the percentage ownership retained by the Vickers public shareholders will be different. See “Unaudited Pro Forma Condensed Combined Financial Information.”
Q.
What are the possible sources and the extent of dilution that public shareholders who elect not to redeem their shares will experience in connection with the Business Combination?

A.
After the completion of the Business Combination, public shareholders will own a significantly smaller percentage of the combined company than they currently own of Vickers. Consequently, public shareholders, as a group, will have reduced ownership and voting power in the combined company compared to their ownership and voting power in Vickers.

The following table sets forth the ownership percentages of New Scilex upon completion of the Business Combination assuming no redemptions, 60% redemptions and 100% redemptions, including all sources of potential dilution. The ownership percentages reflected in the table are based upon the number of shares of Vickers Ordinary Shares and shares of Scilex Common Stock issued and outstanding as of June 30, 2022 and are subject to the following additional assumptions:
•
exercise of all Warrants; and

•
no issuance of additional securities by Vickers prior to Closing.

For purposes of the table:
No Redemption Scenario:   This scenario assumes that no public shareholders exercise redemption rights with respect to their Vickers Ordinary Shares upon consummation of the Business Combination.
Interim Redemption Scenario:   This scenario assumes that public shareholders holding approximately 5,835,837 Vickers Ordinary Shares will exercise their redemption rights upon consummation of the Business Combination.
Maximum Redemption Scenario:   This scenario assumes that public shareholders holding all 9,726,395 Vickers Ordinary Shares will exercise their redemption rights upon consummation of the Business Combination.
If any of these assumptions are not correct, these percentages will be different.
	No Redemption Scenario		Interim Redemption Scenario		Maximum Redemption Scenario
	Shares	Ownership Percentage	Shares	Ownership Percentage	Shares	Ownership Percentage
Vickers public shareholders	9,726,395	5.5%	3,890,558	2.3%	0	0.0%
Sponsor	3,450,000	2.0%	3,450,000	2.0%	3,450,000	2.1%
Shares Underlying Public Warrants	6,900,000	3.9%	6,900,000	4.0%	6,900,000	4.2%
Shares Underlying Private Warrants	6,840,000	3.9%	6,840,000	4.0%	4,104,000	2.5%
Scilex Equityholders	150,000,000	84.8%	150,000,000	87.7%	150,000,000	91.2%
Total Number of Shares	176,916,395		171,080,558		164,454,000

Q.
Did the Vickers Board obtain a third-party valuation or fairness opinion in determining whether to proceed with the Business Combination?

A.
No. The Vickers Board did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Business Combination. The Vickers Board believes that based upon the financial skills and background of its directors, it was qualified to conclude that the Business Combination was fair from a financial perspective to the shareholders of Vickers. Dr. Jeffrey Chi, our Chief Executive Officer, was familiar with Scilex due to his service as a director of Aardvark Therapeutics, Inc. (“Aardvark”) as of May 19, 2019 when the Sponsors made an investment in Aardvark. Aardvark’s Chief Executive Officer, Dr. Tien-Li Lee, is a board member and a minority shareholder of Scilex and had suggested Scilex as a potential business combination partner. Subsequently, Aardvark entered into an agreement with Sorrento to sell its intellectual property for the use of Low Dose Naltrexone for chronic pain and fibromyalgia which sale was consummated in April 2021. In April 2022, this intellectual property was assigned to Scilex. On May 26, 2021, Sorrento invested $5.0 million in the initial closing of Aardvark’s Series B financing. The Sponsors subsequently also invested in Aardvark’s Series B in a subsequent closing in July 2021.
The Vickers Board did not believe these affiliations presented a conflict of interest as the transaction between Aardvark and Sorrento preceded the date when Vickers began to consider Scilex as a potential candidate for its initial business combination. Moreover, the technology that was sold by Aardvark to Sorrento (and ultimately Scilex) is in early pre-market stages with little value assigned to it. The potential royalty and milestone payments Aardvark may receive in the future are not likely to be significant to Aardvark nor received for many years. Aardvark has no ownership interest in Scilex.
The Vickers Board also determined, without seeking a valuation from a financial advisor, that Scilex’s fair market value was at least 80% of Vickers’s net assets, excluding any deferred underwriting commissions and taxes payable on interest earned, at the time of signing the Merger Agreement. Accordingly, investors will be relying on the judgment of the Vickers Board as described above in valuing Scilex’s business and assuming the risk that the Vickers Board may not have properly valued such business.
Q:
Do any of Vickers’s directors or officers have interests that may conflict with my interests with respect to the Business Combination?

A:
In considering the recommendation of the Vickers Board to vote for the approval of the Business Combination Proposal and other Proposals, Vickers’s shareholders should be aware that certain Vickers executive officers and directors may be deemed to have interests in the Business Combination that are different from, or in addition to, those of Vickers’s shareholders generally, including:

•
if the Business Combination is not completed by January 11, 2023, all of the 3,450,000 founder shares for which an aggregate of $25,000 was paid and all of the 6,840,000 Private Placement Warrants for which an aggregate of $5,130,000 was paid will be worthless;

•
the Sponsors have made additional loans to us (the “Working Capital Loans”) in the aggregate amount of $2,035,000 as of March 31, 2022, of which $1,500,000 may be converted into Working Capital Warrants at the option of the lender at a per warrant price of $0.75. The Working Capital Warrants will be identical to the Private Placement Warrants issued in connection with the IPO. All Working Capital Loans in excess of $1,500,000 converted into Working Capital Warrants will be settled in cash;

•
additional promissory notes (the “Simple Promissory Notes”) entered into subsequent to March 31, 2022, in the aggregate amount of $2,000,000 as of June 20, 2022. On April 11, 2022, Vickers entered into two promissory notes with the Sponsors, pursuant to which the Sponsors agreed to loan Vickers up to an aggregate principal amount of $1,500,000. On April 18, 2022, Vickers entered into an additional Simple Promissory Note in the amount of $500,000. The Simple Promissory Notes are non-interest bearing and payable upon consummation of the Business Combination. If a Business Combination is not consummated, the Simple Promissory Notes will not be repaid by Vickers and all amounts owed thereunder by Vickers will be forgiven except to the extent that Vickers has funds available to it outside of its Trust Account; and

•
following completion of the Business Combination, New Scilex will maintain directors and officers liability insurance that will include tail coverage for the former Vickers executive officers and directors.

The total aggregate value of these interests is $9,190,000.
These interests, which may create actual or potential conflicts of interest, are, to the extent material, described in the section entitled “Proposal 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination.”

QUESTIONS AND ANSWERS ABOUT THE MEETING AND REDEMPTION RIGHTS
Q:
When and where is the Meeting?

A:
The Meeting will be held at the offices of        and virtually via live webcast at        , Eastern Time, on        , 2022. Vickers’s shareholders are strongly requested to attend the Meeting virtually.

Q:
How may I participate in the virtual Meeting?

A.
If you are a Vickers shareholder of record as of the Record Date for the Meeting, you should receive a proxy card from Continental, containing instructions on how to attend the virtual Meeting including the URL address, along with your control number. You will need your control number for access. If you do not have your control number, contact Continental at (212) 509-4000 or email proxy@continentalstock.com.

You can pre-register to attend the virtual Meeting starting on        , 2022. Go to http://       , enter the control number found on your proxy card you previously received, as well as your name and email address. Once you pre-register you can vote or enter questions in the chat box. At the start of the Meeting you will need to re-log into http://        using your control number.
If your Vickers Ordinary Shares are held in street name, and you would like to join and not vote, Continental will issue you a guest control number. Either way, you must contact Continental for specific instructions on how to receive the control number. Please allow up to 72 hours prior to the Meeting for processing your control number.
Q:
What is being voted on at the Meeting?

A:
Below are the Proposals that the Vickers shareholders are being asked to vote on at the Meeting:

•
Proposal 1 — The Business Combination Proposal — to approve and adopt the Merger Agreement and the Business Combination.

•
Proposal 2 — The Domestication Proposal — to approve the domestication of Vickers as a Delaware corporation.

•
Proposal 3 — The Charter Approval Proposal — to approve and adopt the Proposed Charter attached to this proxy statement/prospectus as Annex B.

•
Proposal 4 — The Bylaws Approval Proposal — to approve and adopt the Proposed Bylaws attached to this proxy statement/prospectus as Annex C.

•
Proposals 5A-5G — The Advisory Governance Proposals — to approve and adopt, on a non-binding advisory basis, a proposal to approve governance provisions contained in the Proposed Charter, as compared to our Current Charter.

•
Proposal 6 — The Director Election Proposal — to elect, effective as of the consummation of the Business Combination, Jaisim Shah, Henry Ji, Ph.D., Dorman Followwill, Laura J. Hamill, Tien-Li Lee, M.D., David Lemus, and Tommy Thompson, to serve on the New Scilex Board until their respective successors are duly elected and qualified.

•
Proposal 7 — The Stock Plan Proposal — to approve and adopt the Equity Incentive Plan attached to this proxy statement/prospectus as Annex D.

•
Proposal 8 — The ESPP Proposal — to approve and adopt the ESPP attached to this proxy statement/prospectus as Annex E.

•
Proposal 9 — The Nasdaq Proposal — to approve and adopt the issuance of more than 20% of the issued and outstanding Vickers Ordinary Shares in connection with the terms of the Merger Agreement, which will result in a change of control, as required by Nasdaq Listing Rule 5635(a) and (b).

•
Proposal 10 — The Adjournment Proposal — to approve the adjournment of the Meeting.

Q:
What is the quorum requirement for the Meeting?

A:
Shareholders representing a majority of the issued and outstanding Vickers Ordinary Shares as of the Record Date and entitled to vote at the Meeting must be present in person, including by virtual attendance, or represented by proxy in order to hold the Meeting and conduct business. This is called a quorum. Vickers Ordinary Shares will be counted for purposes of determining if there is a quorum if the stockholder (i) is present in person, including by virtual attendance, and entitled to vote at the meeting, or (ii) has properly submitted a proxy card or voting instructions through a broker, bank or custodian. In the absence of a quorum, within half an hour from the time appointed for the Meeting to commence or if during the Meeting a quorum ceases to be present, the Meeting will stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Vickers Board may determine.

Q:
What vote is required to approve the Proposals?

A:
Proposal 1 — The Business Combination Proposal requires the affirmative vote of the majority of the Vickers Ordinary Shares present in person, including by virtual attendance, or represented by proxy and entitled to vote thereon and who vote at the Meeting or any adjournment or postponement thereof. An abstention will count towards the quorum for the Meeting but will not otherwise be counted. Broker non-votes will have no effect on the vote for the Business Combination Proposal.

Proposal 2 — The Domestication Proposal requires the affirmative vote of two-thirds (2/3) of the Vickers Ordinary Shares present in person, including by virtual attendance, or represented by proxy and entitled to vote thereon and who vote at the Meeting or any adjournment or postponement thereof. An abstention will count towards the quorum for the Meeting but will not otherwise be counted. Broker non-votes will have no effect on the vote for the Domestication Proposal.
Proposal 3 — The Charter Approval Proposal requires the affirmative vote of two-thirds (2/3) of the Vickers Ordinary Shares present in person, including by virtual attendance, or represented by proxy and entitled to vote thereon and who vote at the Meeting or any adjournment or postponement thereof. An abstention will count towards the quorum for the Meeting but will not otherwise be counted. Broker non-votes will have no effect on the vote for the Charter Approval Proposal.
Proposal 4 — The Bylaws Approval Proposal requires the affirmative vote two-thirds (2/3) of the Vickers Ordinary Shares present in person, including by virtual attendance, or represented by proxy and entitled to vote thereon and who vote at the Meeting or any adjournment or postponement thereof. An abstention will count towards the quorum for the Meeting but will not otherwise be counted. Broker non-votes will have no effect on the vote for the Bylaws Approval Proposal.
Proposals 5A-5G — The Advisory Governance Proposals require the affirmative vote of the majority of the issued and outstanding Vickers Ordinary Shares present in person, including by virtual attendance, or represented by proxy and entitled to vote thereon and who vote at the Meeting or any adjournment or postponement thereof. An abstention will count towards the quorum for the Meeting but will not otherwise be counted. Broker non-votes will have no effect on the vote for the Advisory Governance Proposals.
Proposal 6 — The Director Election Proposal requires the affirmative vote of the majority of the Vickers Ordinary Shares present in person, including by virtual attendance, or represented by proxy and entitled to vote thereon and who vote at the Meeting or any adjournment or postponement thereof. An abstention will count towards the quorum for the Meeting but will not otherwise be counted. Broker non-votes will have no effect on the vote for the Director Election Proposal.
Proposal 7 — The Stock Plan Proposal requires the affirmative vote of the majority of the Vickers Ordinary Shares present in person, including by virtual attendance, or represented by proxy and entitled to vote thereon and who vote at the Meeting or any adjournment or postponement thereof. An abstention will count towards the quorum for the Meeting but will not otherwise be counted. Broker non-votes will have no effect on the vote for the Stock Plan Proposal.
Proposal 8 — The ESPP Proposal requires the affirmative vote of the majority of the Vickers Ordinary Shares present in person, including by virtual attendance, or represented by proxy and entitled to vote thereon and who vote at the Meeting or any adjournment or postponement thereof. An abstention will count towards the quorum for the Meeting but will not otherwise be counted. Broker non-votes will have no effect on the vote for the ESPP Proposal.
Proposal 9 — The Nasdaq Proposal requires the affirmative vote of the majority of the Vickers Ordinary Shares present in person, including by virtual attendance, or represented by proxy and entitled to vote thereon and who vote at the Meeting or any adjournment or postponement thereof. An abstention will count towards the quorum for the Meeting but will not otherwise be counted. Broker non-votes will have no effect on the vote for the Nasdaq Proposal.
Proposal 10 — The Adjournment Proposal requires the affirmative vote of the majority of the Vickers Ordinary Shares present in person, including by virtual attendance, or represented by proxy and entitled to vote thereon and who vote at the Meeting or any adjournment or postponement thereof. An abstention will count towards the quorum for the Meeting but will not otherwise be counted. Broker-non votes have no effect on the vote for the Adjournment Proposal.
Q:
Are any of the Proposals conditioned on one another?

A:
Yes. Each of the Proposals other than the Advisory Governance Proposals and the Adjournment Proposal are contingent upon each other. It is important for you to note that in the event that the Business Combination Proposal is not approved, Vickers will not consummate the Business Combination. If Vickers does not consummate the Business Combination and fails to complete an initial business combination by January 11, 2023, Vickers will be required to dissolve and liquidate, unless Vickers seeks further shareholder approval to amend its Current Charter to extend the date by which the Business Combination may be consummated.

Q:
How will the Initial Shareholders vote?

A:
Pursuant to a letter agreement, the Initial Shareholders agreed to attend the Meeting and vote their respective founder shares in favor of the Business Combination Proposal and other Proposals (the “Letter Agreement”). In addition, in connection with the execution of the Merger Agreement, the Initial Shareholders entered into the Sponsor Support Agreement with Scilex, dated March 17, 2022, pursuant to which they agreed to vote all Vickers Ordinary Shares beneficially owned by them in favor of the Proposals. As of        , 2022, a total of         Vickers Ordinary Shares, or approximately        % of the outstanding Vickers Ordinary Shares, were subject to the Letter Agreement and the Sponsor Support Agreement. As a result, only         Vickers Ordinary Shares held by the public shareholders will need to be present in person, including by virtual attendance, or by proxy to satisfy the quorum requirement for the Meeting. In addition, as the vote to approve the Business Combination Proposal is the affirmative vote of the majority of the Vickers Ordinary Shares present in person, including by virtual attendance, or represented by proxy and entitled to vote thereon and who vote at the Meeting or any adjournment or postponement thereof, assuming only the minimum number of Vickers Ordinary Shares to constitute a quorum is present, only         Vickers Ordinary Shares, or approximately        % of the outstanding Vickers Ordinary Shares held by the public shareholders, must vote in favor of the Business Combination Proposal for it to be approved.

Q:
How many votes do I have at the Meeting?

A:
You are entitled to one vote for each Vickers Ordinary Share that you held as of        , 2022, the Record Date.

Q:
Who may vote at the Meeting?

A:
Only holders of record of Vickers Ordinary Shares as of the close of business on        , 2022 may vote at the Meeting. As of        , 2022, there were 13,176,395 Vickers Ordinary Shares outstanding and entitled to vote. Please see “The Meeting — Record Date; Who is Entitled to Vote” for further information.

Q:
Am I required to vote against the Business Combination Proposal in order to have my public shares redeemed?

A:
No. You are not required to vote against the Business Combination Proposal in order to have the right to demand that Vickers redeem your public shares for cash equal to your pro rata share of the aggregate amount then on deposit in the Trust Account (before payment of deferred underwriting commissions and including interest earned on their pro rata portion of the Trust Account, net of taxes payable). These rights to demand redemption of public shares for cash are sometimes referred to herein as “redemption rights.” If the Business Combination is not completed, holders of public shares electing to exercise their redemption rights will not be entitled to receive such payments and their public shares will be returned to them.

Q:
How do I exercise my redemption rights?

A:
If you are a public shareholder and you seek to have your public shares redeemed, you must (i) demand, no later than        , Eastern Time on        , 2022 (at least two business days before the Meeting), that Vickers redeem your public shares into cash; and (ii) submit your request in writing to Continental, at the address listed at the end of this section and deliver your public shares to Continental physically or electronically using The Depository Trust Company’s (“DTC”) DWAC (Deposit/Withdrawal at Custodian) System, in each case, at least two business days before the Meeting.

Any corrected or changed written demand of redemption rights must be received by Continental at least two business days before the Meeting. No demand for redemption will be honored unless the holder’s public shares have been delivered (either physically or electronically) to Continental at least two business days prior to the vote before the Meeting.
Vickers public shareholders may seek to have their public shares redeemed regardless of whether they vote for or against the Business Combination and whether or not they are holders of public shares as of the Record Date. Any public shareholder who holds public shares on or before        , 2022 (at least two business days before the Meeting) will have the right to demand that his, her or its shares be redeemed for a pro rata share of the aggregate amount then on deposit in the Trust Account, less any taxes then due but not yet paid, at the consummation of the Business Combination.
The actual per share redemption price will be equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, including interest (net taxes payable), divided by the number of then-outstanding public shares. Please see the section titled “The Meeting — Redemption Rights” for the procedures to be followed if you wish to redeem your public shares for cash.
Q:
If I am a Unit holder, can I exercise redemption rights with respect to my Units?

A:
No. Holders of outstanding Units must separate any Units into underlying public shares and Warrants prior to exercising redemption rights with respect to the public shares.

Q:
If I am a Warrant holder, can I exercise redemption rights with respect to my Warrants?

A:
No. Holders of outstanding Warrants have no redemption rights with respect to their Warrants..

Q:
What are the U.S. federal income tax consequences of the Domestication to U.S. Holders of Vickers Securities?

A:
As discussed more fully under “Material U.S. Federal Income Tax Consequences — U.S. Holders — U.S. Federal Income Tax Consequences of the Domestication to U.S. Holders of Vickers Securities,” which constitutes the opinion of Loeb & Loeb LLP, counsel to Vickers, as to the material U.S. federal income tax consequences of the Domestication to U.S. Holders of Vickers’s securities, subject to the limitations, exceptions, beliefs, assumptions, and qualifications described in such opinion and otherwise herein, it is intended that the Domestication should qualify as a “reorganization” within the meaning of Section 368 of the Code. However, the provisions of the Code that govern reorganizations are complex, and due to the absence of direct guidance on the application of Section 368 to a statutory conversion of a corporation holding only investment-type assets such as Vickers, the qualification of the

Domestication as a “reorganization” within the meaning of Section 368 of the Code is not entirely clear. If the Domestication so qualifies, then a U.S. Holder (as defined below) will be subject to Section 367(b) of the Code and, as a result:

•
a U.S. Holder whose Vickers Ordinary Shares have a fair market value of less than $50,000 on the date of the Domestication and who on the date of the Domestication owns (actually and constructively) less than 10% of the total combined voting power of all classes of Vickers stock entitled to vote and less than 10% of the total value of all classes of Vickers stock will generally not recognize any gain or loss and will generally not be required to include any part of Vickers’s earnings in income pursuant to the Domestication;

•
a U.S. Holder whose Vickers Ordinary Shares have a fair market value of $50,000 or more on the date of the Domestication, but who on the date of the Domestication owns (actually and constructively) less than 10% of the total combined voting power of all classes of Vickers stock entitled to vote and less than 10% of the total value of all classes of Vickers stock will generally recognize gain (but not loss) on the exchange of Vickers Ordinary Shares for New Scilex Common Stock pursuant to the Domestication. As an alternative to recognizing gain, such U.S. Holders may file an election to include in income as a dividend the “all earnings and profits amounts,” (as defined in Treasury Regulation Section 1.367(b)-2(d)) attributable to their Vickers Ordinary Shares, provided certain other requirements are satisfied. Any U.S. Holder that is a corporation may, under certain circumstances, effectively be exempt from taxation on a portion or all of the deemed dividend pursuant to Section 245A of the Code. Vickers does not expect to have significant cumulative earnings and profits on the date of the Domestication; and

•
a U.S. Holder who on the date of the Domestication owns (actually and constructively) 10% or more of the total combined voting power of all classes of Vickers stock entitled to vote or 10% or more of the total value of all classes of Vickers stock will generally be required to include in income as a dividend the “all earnings and profits amount,” (as defined in Treasury Regulation Section 1.367(b)-2(d))) attributable to its Vickers Ordinary Shares, provided certain other requirements are satisfied. Vickers does not expect to have significant cumulative earnings and profits on the date of the Domestication.

Furthermore, even if the Domestication qualifies as a “reorganization” within the meaning of Section 368 of the Code, a U.S. Holder of Vickers securities may, in certain circumstances, still recognize gain (but not loss) upon the exchange of its Vickers securities for New Scilex Common Stock pursuant to the Domestication under the “passive foreign investment company,” or PFIC, rules of the Code equal to the excess, if any, of the fair market value of New Scilex Common Stock received in the Domestication and the U.S. Holder’s adjusted tax basis in the corresponding Vickers securities surrendered in exchange therefor. The tax on any such gain so recognized would be imposed at the rate applicable to ordinary income and an interest charge would apply. For a more complete discussion of the potential application of the PFIC rules to U.S. Holders as a result of the Domestication, see the discussion in the section titled “Material U.S. Federal Income Tax Consequences of the Business Combination — U.S. Holders — U.S. Federal Income Tax Consequences of the Domestication to U.S. Holders of Vickers Securities — Passive Foreign Investment Company Status.”
If the Domestication does not qualify as a reorganization, then a U.S. Holder that exchanges its Vickers securities for New Scilex Common Stock will recognize gain or loss equal to the difference between (i) the sum of the fair market value of the New Scilex Common Stock received and (ii) the U.S. Holder’s adjusted tax basis in the Vickers securities exchanged.
For a more detailed discussion of certain U.S. federal income tax consequences of the Domestication, see “Material U.S. Federal Income Tax Consequences” in this proxy statement/prospectus. Holders should consult their own tax advisors to determine the tax consequences to them (including the application and effect of any state, local or other income and other tax laws) of the Domestication.
Q:
What do I need to do now?

A:
You are urged to read carefully and consider the information contained in this proxy statement/prospectus, including the annexes, and to consider how the Business Combination will affect you as a shareholder. You should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card or, if you hold your shares through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or nominee.
Q:
How can I vote?

A:
If you are a shareholder of record, you may vote at the Meeting, online at the virtual Meeting or vote by proxy using the enclosed proxy card, the Internet or telephone. Whether or not you plan to participate at the Meeting, we urge you to vote by proxy to ensure your vote is counted. Even if you have already voted by proxy, you may still attend the virtual Meeting and vote online, if you choose.

•
To vote online at the virtual Meeting, follow the instructions below under “How may I participate in the virtual Meeting?”

•
To vote using the proxy card, please complete, sign and date the proxy card and return it in the prepaid envelope. If you return your signed proxy card before the time appointed for the commencement of the Meeting, we will vote your shares as you direct.

•
To vote via the telephone, you can vote by calling the telephone number on your proxy card. Please have your proxy card handy when you call. Easy-to-follow voice prompts will allow you to vote your Vickers Ordinary Shares and confirm that your instructions have been properly recorded.

•
To vote via the Internet, please go to         and follow the instructions. Please have your proxy card handy when you go to the website. As with telephone voting, you can confirm that your instructions have been properly recorded.

Telephone and Internet voting facilities for Vickers’s shareholders of record will be available 24 hours a day until 11:59 p.m. Eastern Time on        , 2022. After that, telephone and Internet voting will be closed, and if you want to vote your Vickers Ordinary Shares, you will either need to ensure that your proxy card is received before the time appointed for the commencement of the Meeting or attend the virtual Meeting to vote your shares online.
If your Vickers Ordinary Shares are registered in the name of your broker, bank or other agent, you are the “beneficial owner” of those Vickers Ordinary Shares and those Vickers Ordinary Shares are considered as held in “street name.” If you are a beneficial owner of shares registered in the name of your broker, bank or other agent, you should have received a proxy card and voting instructions with these proxy materials from that organization rather than directly from us. Simply complete and mail the proxy card so as to be received no later than the time appointed for the commencement of the Meeting to ensure that your vote is counted. You may be eligible to vote your Vickers Ordinary Shares electronically over the Internet or by telephone. A large number of banks and brokerage firms offer Internet and telephone voting. If your bank or brokerage firm does not offer Internet or telephone voting information, please complete and return your proxy card in the self-addressed, postage-paid envelope provided.
If you plan to vote at the virtual Meeting, you will need to contact Continental at the phone number or email below to receive a control number and you must obtain a legal proxy from your broker, bank or other nominee reflecting the number of Vickers Ordinary Shares you held as of the Record Date, your name and email address. You must contact Continental for specific instructions on how to receive the control number. Please allow up to 72 hours prior to the Meeting for processing your control number.
After obtaining a valid legal proxy from your broker, bank or other agent, to then register to attend the Meeting, you must submit proof of your legal proxy reflecting the number of your shares along with your name and email address to Continental. Requests for registration should be directed to (212) 509-4000 or email proxy@continentalstock.com. Requests for registration must be received no later than        , Eastern Time, on        , 2022.
You will receive a confirmation of your registration by email after we receive your registration materials. We encourage you to access the Meeting prior to the start time leaving ample time for the check in.

Q:
Who can help answer any other questions I might have about the Meeting?

A.
If you have any questions concerning the Meeting (including accessing the Meeting by virtual means) or need help voting your shares of common stock, please contact Continental at (212) 509-4000 or email proxy@continentalstock.com.

The Notice of Meeting, proxy statement/prospectus and form of proxy card are available at:        .
Q:
If my shares are held in “street name” by my bank, brokerage firm or nominee, will they automatically vote my shares for me?

A:
No. If you are a beneficial owner and you do not provide voting instructions to your broker, bank or other holder of record holding shares for you, your shares will not be voted with respect to any Proposal for which your broker does not have discretionary authority to vote. If a Proposal is determined to be discretionary, your broker, bank or other holder of record is permitted to vote on the Proposal without receiving voting instructions from you. If a Proposal is determined to be non-discretionary, your broker, bank or other holder of record is not permitted to vote on the Proposal without receiving voting instructions from you. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner does not vote on a non-discretionary proposal because the holder of record has not received voting instructions from the beneficial owner.

Each of the Proposals to be presented at the Meeting is a non-discretionary proposal. Accordingly, if you are a beneficial owner and you do not provide voting instructions to your broker, bank or other holder of record holding shares for you, your shares will not be voted with respect to any of the Proposals. Broker non-votes will have no effect on the vote for the any of the Proposals.
Q:
What if I abstain from voting or fail to instruct my bank, brokerage firm or nominee?

A:
Vickers will count a properly executed proxy marked “ABSTAIN” with respect to a particular Proposal as present for the purposes of determining whether a quorum is present at the Meeting but it will not otherwise be counted. Broker non-votes will have no effect on the vote for the Proposals.

Q:
If I am not going to attend the Meeting, should I return my proxy card instead?

A.
Yes. Whether you plan to attend the Meeting virtually or not, please read the enclosed proxy statement/prospectus carefully, and vote your Vickers Ordinary Shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided so as to be received no later than the time appointed for the commencement of the Meeting.

Q:
How can I submit a proxy?

A.
You may submit a proxy by (a) visiting         and following the on screen instructions (have your proxy card available when you access the webpage), or (b) calling toll-free         in the U.S. or         from foreign countries from any touch-tone phone and follow the instructions (have your proxy card available when you call), or (c) submitting your proxy card by mail by using the previously provided self-addressed, stamped envelope.

Q:
Can I change my vote after I have mailed my proxy card?

A:
Yes. You may change your vote at any time before your proxy is voted at the Meeting. You may revoke your proxy by executing and returning a proxy card dated later than the previous one as long as it is received no later than the time appointed for the commencement of the Meeting, or by attending the Meeting in person and casting your vote or by voting again by the telephone or Internet voting options described below, or by submitting a written revocation stating that you would like to revoke your proxy that our proxy solicitor receives prior to the Meeting. If you hold your Vickers Ordinary Shares through a bank, brokerage firm or nominee, you should follow the instructions of your bank, brokerage firm or nominee regarding the revocation of proxies. If you are a record holder, you should send any notice of revocation or your completed new proxy card, as the case may be, to:
Morrow Sodali LLC
333 Ludlow Street
Stamford, CT 06902
Toll Free: (800) 662-5200
Collect: (203) 658-9400
Email: VCKA.info@investor.morrowsodali.com
Unless revoked, a proxy will be voted at the Meeting in accordance with the shareholder’s indicated instructions. In the absence of instructions, proxies will be voted FOR each of the Proposals.
Q:
What will happen if I return my proxy card without indicating how to vote?

A:
If you sign and return your proxy card without indicating how to vote on any particular Proposal, the Vickers Ordinary Shares represented by your proxy will be voted in favor of each Proposal. Proxy cards that are returned without a signature will not be counted as present at the Meeting and cannot be voted.

Q:
Should I send in my share certificates now to have my shares of Vickers Ordinary Shares redeemed?

A:
Vickers public shareholders who intend to have their Vickers Ordinary Shares redeemed should send their certificates to Continental at least two business days before the Meeting. Please see “The Meeting — Redemption Rights” for the procedures to be followed if you wish to redeem your public shares for cash.

Q:
Who will solicit the proxies and pay the cost of soliciting proxies for the Meeting?

A:
Vickers will pay the cost of soliciting proxies for the Meeting. Vickers has engaged Morrow Sodali LLC (“Morrow Sodali”) to assist in the solicitation of proxies for the Meeting. Vickers has agreed to pay Morrow Sodali a fee of approximately $27,500 and will reimburse Morrow Sodali for its reasonable out-of-pocket expenses and indemnify Morrow Sodali and its affiliates against certain claims, liabilities, losses, damages, and expenses. Vickers will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of Vickers Ordinary Shares for their expenses in forwarding soliciting materials to beneficial owners of the Vickers Ordinary Shares and in obtaining voting instructions from those owners. Our directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:
What happens if I sell my shares before the Meeting?

A:
The Record Date for the Meeting is earlier than the date of the Meeting, as well as the date that the Business Combination is expected to be consummated. If you transfer your Vickers Ordinary Shares after the Record Date, but before the Meeting, unless the transferee obtains from you a proxy to vote those shares, you would retain your right to vote at the Meeting, but will transfer ownership of the shares and will not hold an interest in Vickers after the Business Combination is consummated.

Q:
Are Scilex’s stockholders required to approve the Business Combination?

A:
Yes. The Scilex stockholders are required to approve the Business Combination.

Sorrento entered into a Company Stockholder Support Agreement dated March 17, 2022, with Vickers and Scilex, pursuant to which Sorrento agreed to vote all Scilex Common Stock beneficially owned by it, including any additional shares of Scilex it acquires ownership of or the power to vote, in favor of the Business Combination and related transactions. As of        , 2022, Sorrento owns        % of the issued and outstanding shares of Scilex Common Stock.

Q:
Are there risks associated with the Business Combination that I should consider in deciding how to vote?

A:
Yes. There are a number of risks related to the Business Combination and other transactions contemplated by the Merger Agreement that are discussed in this proxy statement/prospectus. Please read with particular care the detailed description of the risks described in “Risk Factors” beginning on page 36 of this proxy statement/prospectus.

Q:
May I seek statutory appraisal rights or dissenter rights with respect to my shares?

A:
No. Appraisal rights are not available to holders of Vickers Ordinary Shares in connection with the Business Combination or the Domestication Proposal. For additional information, see the section titled “The Meeting — Appraisal Rights.”

Q:
Who will manage New Scilex after the Business Combination?

A:
As a condition to the closing of the Business Combination, all of the officers and directors of Vickers will resign, so that effective at the Closing, the New Scilex Board will consist of seven individuals, a majority of whom will be independent directors in accordance with the requirements of Nasdaq. For information on the anticipated management of New Scilex, see the section titled “Directors and Executive Officers of New Scilex after the Business Combination” in this proxy statement/prospectus.

Q:
Who can help answer my questions about the Proposals and related matters?

A:
If you have questions about the Proposals or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should contact Vickers’s proxy solicitor at:

Morrow Sodali LLC
333 Ludlow Street
Stamford, CT 06902
Toll Free: (800) 662-5200
Collect: (203) 658-9400
Email: VCKA.info@investor.morrowsodali.com
You may also obtain additional information about Vickers from documents filed with the SEC by following the instructions in the section titled “Where You Can Find More Information.”

SUMMARY OF THE PROXY STATEMENT
This summary highlights selected information from this proxy statement/prospectus but may not contain all of the information that may be important to you. You should read this entire proxy statement/prospectus, including the Annexes and other documents referred to herein, carefully in their entirety. Please read these documents carefully as they are the legal documents that govern the Business Combination and your rights in the Business Combination.
Unless otherwise specified, all share calculations assume no exercise of the redemption rights by Vickers’s shareholders.
The Parties to the Business Combination
Vickers Vantage Corp. I
Vickers is a blank check company incorporated as a Cayman Islands exempted company on February 21, 2020 and shall change its jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware. Vickers was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.
On January 11, 2021, Vickers consummated the IPO of 13,800,000 Units at $10.00 per Unit, which includes the full exercise by the underwriters of their over-allotment option to purchase 1,800,000 Units, at $10.00 per Unit, generating gross proceeds of $138,000,000.
Simultaneously with the closing of the IPO, Vickers consummated the sale of 6,840,000 Private Placement Warrants at a price of $0.75 per Private Placement Warrant in a private placement to the Sponsors, generating gross proceeds of $5,130,000.
The amounts held in the Trust Account may only be used by Vickers upon the consummation of a business combination, except that there can be released to Vickers, from time to time, any interest earned on the funds in the Trust Account that it may need to pay its income or other tax obligations. The remaining interest earned on the funds in the Trust Account will not be released until the earlier of the completion of a business combination and Vickers’s liquidation. Vickers executed the Merger Agreement on March 17, 2022. Under its Current Charter, Vickers must complete an initial business combination by January 11, 2023. If the Business Combination cannot be completed by such date, Vickers must liquidate.
After deducting the underwriting discounts, offering expenses, and commissions from the IPO and the sale of the Private Placement Warrants, a total of $139,380,000 ($10.10 per Unit) was deposited into the Trust Account, and the remaining $559,637 of the net proceeds were held outside of the Trust Account and made available to be used for the payment of offering costs and for working capital purposes.
On December 20, 2021, the Sponsors loaned Vickers an aggregate of $500,000 for working capital purposes. On January 6, 2022, the Sponsors deposited an aggregate of $1,035,000 into the Trust Account, to provide Vickers with an additional three months to consummate an initial business combination pursuant to the Current Charter. On January 27, 2022, the Sponsors loaned Vickers an additional aggregate principal amount of $500,000 for working capital purposes. On April 10, 2022, the Sponsors deposited an aggregate of $1,035,000 into the Trust Account to provide Vickers with an additional three months to consummate an initial business combination pursuant to the Current Charter. On June 30, 2022, Vickers’s shareholders approved an amendment (the “Extension Amendment”) to its amended and restated memorandum and articles of association to extend the deadline by which it must complete an initial business combination from July 11, 2022 to January 11, 2023. Any such extension is to be made on a monthly basis and is conditioned on the deposit into the Trust Account of a payment equal to $0.0333 per public share outstanding. In connection with the shareholder vote on the Extension Amendment, Vickers was required to provide its shareholders with the right to redeem their public shares. Holders of 4,073,605 public shares elected to redeem their shares at a per share redemption price of $10.25 thereby reducing the amount in the Trust Account by an aggregate of approximately $41.8 million. On July 8, 2022, the Sponsors deposited an aggregate of $323,888.95 into the Trust Account to provide Vickers with an additional calendar month to consummate an initial business combination pursuant to the Current Charter. After the redemption of the 4,073,605 public shares, there were 9,726,395 public shares remaining. Unless otherwise stated, all references to the balance in the Trust Account and public shares outstanding reflect the impact of the redemption.
As of March 31, 2022, Vickers had cash outside the Trust Account of $127,440 available for its working capital needs. As of        , 2022, there was approximately $        million held in the Trust Account (including $        of accrued interest which Vickers can withdraw to pay taxes).
The Units, Vickers Ordinary Shares and Public Warrants are currently listed on the Nasdaq Capital Market, under the symbols “VCKAU,” “VCKA,” and “VCKAW,” respectively. The Units commenced trading on January 7, 2021 and the Vickers Ordinary Shares and Public Warrants commenced separate public trading on March 3, 2021. Application will be made for the shares of New Scilex Common Stock and New Scilex Warrants to be approved for listing on the Nasdaq Global Market under the symbols “SCLX” and “SCLXW” respectively.
Vickers’s principal executive offices are located at 1 Harbourfront Avenue, #16-06 Keppel Bay Tower, Singapore 098632, and its telephone number is (646) 974-8301.
Scilex Holding Company
Overview
Scilex is a commercial biopharmaceutical company focused on developing and commercializing non-opioid therapies for patients with acute and chronic pain. Scilex believes that its innovative non-opioid product portfolio has the potential to provide effective pain management therapies that can have a transformative impact on patients’ lives. Scilex targets indications with high unmet needs and large market opportunities with non-opioid therapies for the treatment of patients with acute and chronic pain and is dedicated to advancing and improving patient outcomes. Scilex launched its first commercial product in October 2018 and is developing its late-stage pipeline, which includes a pivotal Phase 3 candidate, a Phase 2 candidate and a Phase 1 candidate that is expected to enter into Phase 2 studies in the second half of 2022. Scilex’s commercial product, ZTlido (lidocaine topical system) 1.8% (“ZTlido”) is a prescription lidocaine topical product approved by the U.S. Food and Drug Administration, for the relief of neuropathic pain associated with postherpetic neuralgia (“PHN”) which is a form of post-shingles nerve pain. ZTlido possesses novel delivery and adhesion technology designed to address many of the limitations of current prescription lidocaine patches by providing significantly improved adhesion and continuous pain relief throughout the 12-hour administration period. Scilex licenses the rights to ZTlido from and relies exclusively on Oishi Koseido Co., Ltd.(“Oishi”) and Itochu Chemical Frontier Corporation (“Itochu,” and together with Oishi, the “Developers”) pursuant to the Product Development Agreement and Commercial Supply Agreement (both as defined below). The Developers have the right to terminate the Product Development Agreement and the Commercial Supply Agreement under certain circumstances as more fully described in the sections titled “Business of Scilex — Material Agreements — Itochu and Oishi Product Development Agreement” and “Business — Material Agreements — Itochu and Oishi Commercial Supply Agreement,” including, among other things, if Scilex’s total net profits for ZTlido and SP-103 are equal to or less than five percent of its net sales of ZTlido and SP-103 for a period of four or more consecutive quarters. As of the date of this proxy statement/prospectus, Scilex’s net profits for ZTlido and SP-103 have not exceeded five percent of net sales. Accordingly, Oishi and Itochu have the right to terminate the Product Development Agreement and Commercial Supply Agreement. As of the date of this proxy statement/prospectus, neither Oishi nor Itochu has exercised its right of termination.
Scilex’s three product candidates are (i) SP-102 (10 mg, dexamethasone sodium phosphate viscous gel) (“SEMDEXA”), a Phase 3, novel, viscous gel formulation of a widely used corticosteroid for epidural injections to treat lumbosacral radicular pain, or sciatica, (ii) SP-103 (lidocaine topical system) 5.4%, (“SP-103”), a Phase 2, next-generation, triple-strength formulation of ZTlido, for the treatment of low back pain (“LBP”), and (iii) SP-104 (4.5 mg, low-dose naltrexone hydrochloride delayed-release capsules) (“SP-104”), a novel low-dose delayed-release naltrexone hydrochloride formulation for treatment of fibromyalgia, for which Phase 1 trials were completed in the second quarter of 2022 and a Phase 2 clinical trial is expected to commence in the second half of 2022. If these product candidates are approved by the FDA, Scilex believes each of them could become the treatment option for their respective indications in the United States. In addition, on June 14, 2022, Scilex entered into a License and Commercialization Agreement (the “Romeg

Agreement”) with RxOmeg Therapeutics, LLC (a/k/a Romeg Therapeutics, Inc.) (“Romeg”). Pursuant to the Romeg Agreement, among other things, Romeg granted Scilex (1) the right to manufacture, promote, market, distribute and sell pharmaceutical products comprising liquid formulations of colchicine for the prophylactic treatment of gout (a painful arthritic disorder) in adult humans in the United States and (2) an exclusive, transferable license to use the trademark “GLOPERBA”. GLOPERBA is an FDA-approved, oral medication for the treatment of gout in adults and Scilex is planning to commercialize GLOPERBA beginning in the first half of 2023 and is well-positioned to market and distribute the product. For more information on Scilex, please see the sections titled “Business of Scilex — Our Marketed Product and Pipeline” and “Business of Scilex — Material Agreements — Romeg License and Commercialization Agreement.”
Scilex’s Marketed Product and Innovative Non-Opioid Pipeline
Scilex is focused on developing and commercializing innovative non-opioid therapies that will provide safe, substantial and localized pain relief for large market opportunities. The following chart illustrates its current commercial product and novel product candidates, for which it has worldwide commercialization rights, except with respect to Japan for ZTlido and SP-103.
Scilex’s principal executive offices are located at 960 San Antonio Road, Palo Alto, California 94303, and its telephone number is (650) 516-4310. For more information on Scilex, please see the sections titled “Business of Scilex” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Scilex.”
Merger Sub
Merger Sub is Delaware corporation and a wholly-owned subsidiary of Vickers formed for the purpose of consummating the Business Combination. Following the consummation of the Business Combination, Merger Sub will have merged with and into Scilex, with Scilex surviving the Merger as a wholly-owned subsidiary of Vickers. Merger Sub owns no material assets and does not operate any business.
Merger Sub’s principal executive office is located at Vickers’s principal executive offices at 1 Harbourfront Avenue, #16-06 Keppel Bay Tower, Singapore 098632.
The Merger Agreement
On March 17, 2022, Vickers, Merger Sub, and Scilex entered into the Merger Agreement. Pursuant to the terms of the Merger Agreement and subject to the terms and conditions set forth therein, (i) prior to the Effective Time, Vickers will change its jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (see “Proposal 2 — The Domestication Proposal” for further information on the Domestication) and (ii) at the Effective Time, and following the Domestication, Merger Sub will merge with and into Scilex, with Scilex continuing as the surviving entity and wholly owned subsidiary of Vickers. The Vickers Board has (i) approved and declared advisable the Merger Agreement, the Business Combination and the other transactions contemplated thereby and (ii) resolved to recommend that Vickers’s shareholders approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Business Combination.
Merger Consideration
As a result of and upon the Closing of the Business Combination, among other things, (i) all outstanding shares of Scilex Common Stock as of immediately prior to the Effective Time (other than shares held by Scilex or its subsidiaries or shares the holders of which exercise dissenters rights of appraisal) will be cancelled in exchange for the right to receive a number of shares of New Scilex Common Stock equal to the Exchange Ratio (as defined below) and (ii) each option to purchase Scilex Common Stock that is then outstanding shall be converted into the right to receive an option relating to the New Scilex Common Stock upon substantially the same terms and conditions as are in effect with respect to such option immediately prior to the Effective Time except that (y) such New Scilex Option shall relate to that whole number of shares of New Scilex Common Stock (rounded down to the nearest whole share) equal to the number of shares of Scilex Common Stock subject to such option, multiplied by the Exchange Ratio, and (z) the exercise price per share for each such share of New Scilex Common Stock shall be equal to the exercise price per share of such option in effect immediately prior to the Effective Time, divided by the Exchange Ratio (rounded up to the nearest whole cent).
The “Exchange Ratio” means an amount equal to the quotient of (i) the number of shares constituting the Merger Consideration (as defined below), divided by (ii) the sum of the number of (y) shares of Scilex Common Stock issued and outstanding as of immediately prior to the Effective Time (other than any such shares held in treasury), plus (z) shares of Scilex Common Stock issuable upon, or subject to, the settlement of options to purchase shares of Scilex Common Stock outstanding as of immediately prior to the Effective Time.
The “Merger Consideration” is calculated as the quotient of (i) $1.5 billion less Specified Indebtedness (as defined below) divided by (ii) $10.00.
The term “Specified Indebtedness” means the aggregate amount owed by Scilex to Sorrento in respect of (i) those certain senior secured notes due 2026 issued under that certain Indenture, dated as of September 7, 2018, by and among Scilex Pharmaceuticals Inc., as the issuer, Sorrento, as the parent guarantor, and U.S. Bank National Association, as trustee and collateral agent, as amended from time to time; and (ii) all obligations of Scilex for borrowed money, or with respect to deposits or advances of any kind (including amounts by reason of overdrafts and amounts owed by reason of letter of credit reimbursement agreements) including with respect thereto, all interests, fees and costs and prepayment and other penalties and all obligations of Scilex evidenced by bonds, debentures, notes or similar instruments of Scilex and any of its subsidiaries other than such Specified Indebtedness owed to Sorrento. As of June 30, 2022, the amount of Specified Indebtedness is approximately $69.4 million. See the section entitled “Certain Relationships and Related Party Transactions — Certain Transactions of Scilex — Indenture and Letter of Credit” for a further discussion of this indebtedness.
Closing
In accordance with the terms and subject to the conditions of the Merger Agreement, the Closing will take place at 10:00 a.m., Eastern Time, on the date that is no later than the third business day after the satisfaction or waiver of the conditions set forth in the Merger Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), unless another time or date is mutually agreed to in writing by the parties. The date on which the Closing actually occurs is referred to as the “Closing Date.”
Representations and Warranties
The Merger Agreement contains representations and warranties of Scilex relating to, among other things, corporate existence and power, corporate authorization, non-contravention, consents, capital structure, organizational documents, assumed names, subsidiaries, financial statements, absence of certain changes, properties, title to Scilex’s assets, litigation, contracts, licenses and permits, compliance with laws, intellectual property, customers and suppliers, employees and employee benefit plans, withholding, real property, tax matters, environmental laws, finder’s fees, directors and officers, certain business practices, international trade matters, anti-bribery compliance, compliance with health care laws and certain contracts, insurance, related party transactions and data privacy matters.
The Merger Agreement contains representations and warranties of Vickers and Merger Sub relating to, among other things, corporate existence and power, corporate authorization, governmental authorization, non-contravention, finder’s fees, issuance of shares, capitalization, information supplied, trust fund, listing, no market manipulation, board approval, Vickers’s SEC filings and financial statements, absence of changes, litigation, compliance with laws, money laundering laws and Office of Foreign Assets Control (“OFAC”) compliance, tax matters, contracts and investment company status.
None of the representations, warranties or covenants, including any rights upon breach of such representations, warranties or covenants will survive the Closing except for such covenants and agreements that by their terms expressly apply post-Closing.
Covenants
The Merger Agreement includes customary covenants of the parties with respect to operation of their respective businesses prior to consummation of the Business Combination and efforts to satisfy conditions to consummation of the Business Combination. The Merger Agreement also contains additional covenants of the parties, including, among others, those with respect to access to certain information, notification of the occurrence of certain facts and circumstances, and cooperation in the preparation of this proxy statement/prospectus.
Non-solicitation Provision
Pursuant to the Merger Agreement, the parties have agreed that, from the date of the Merger Agreement through the Closing Date (the “Interim Period”), neither Scilex, on the one hand, nor Vickers and Merger Sub, on the other hand, will (and each of them will cause their respective officers, directors, affiliates, managers, consultants, employees, representatives and agents not to), directly or indirectly:
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solicit, initiate, engage or participate in, or knowingly encourage or facilitate, negotiations with any person or entity concerning, or make any offers or proposals related to, any Alternative Transaction (as defined below);

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enter into, engage in or continue any discussions or negotiations with respect to an Alternative Transaction with, or provide any non-public information, data or access to employees to, any person or entity that has made, or to the respective party’s knowledge, is considering making, a proposal with respect to an Alternative Transaction; or

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approve, recommend or enter into any Alternative Transaction or any contract related to any Alternative Transaction.

The term “Alternative Transaction” means (other than the transactions contemplated by the Merger Agreement) (i) with respect to Scilex: (y) any transaction or series of related transactions under which any persons or entities, directly or indirectly, acquires or otherwise purchases Scilex, including through merger, consolidation, share exchange, business combination, amalgamation, recapitalization, other similar transaction, (z) any sale, exchange, transfer or other disposition of 25% or more of the total assets of Scilex or any class or series of the share capital or capital stock or other equity interests of Scilex in a single transaction or series of related transactions that, if consummated, would result in any other person owning 25% or more of any class of equity or voting securities of Scilex; or (ii) with respect to Vickers, any “Business Combination” as such term is defined in Vickers’s organizational documents.
Conditions to the Obligations of all of the Parties
The obligations of each party to the Merger Agreement to consummate the Business Combination are subject to the satisfaction of the following conditions:

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There will not be in force any order, statute, rule or regulations enjoining or prohibiting the consummation of the Business Combination; provided that the governmental authority issuing such order has jurisdiction over the parties with respect to the transactions contemplated by the Merger Agreement.

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This proxy statement/prospectus shall have been declared effective under the Securities Act and no stop order suspending the effectiveness of the registration statement shall have been issued or proceedings for that purpose initiated by the SEC.

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Vickers’s shareholders shall have approved the Proposals at the Meeting by the requisite vote required under law and the governing documents of Vickers.

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Scilex stockholders shall have approved the Merger Agreement by written consent of the requisite number of votes required under law and the governing documents of Scilex.

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All required filings under the HSR Act shall have been made and the waiting period or periods under the HSR Act applicable to the transactions contemplated by the Merger Agreement will have expired or been terminated.

Conditions to the Obligations of Vickers and Merger Sub
The obligations of Vickers and Merger Sub to consummate the Business Combination are subject to the satisfaction, or the waiver at Vickers’s and Merger Sub’s sole and absolute discretion, of all the following conditions:
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Scilex shall have duly performed all of its obligations under the obligations under the Merger Agreement required to be performed by it at or prior to the Closing Date in all material respects, unless the applicable obligation has a materiality qualifier in which case it shall be duly performed in all respects.

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All of the representations and warranties of Scilex contained in the Merger Agreement disregarding all qualifications and exceptions contained herein relating to materiality or Material Adverse Effect (as such term is defined in the Merger Agreement) with respect to Scilex, regardless of whether it involved a known risk, shall be true and correct at and as of the date of the Merger Agreement, and be true and correct as of the Closing Date (other than, in each case, if the representations and warranties that speak as of a specific date, then such representations and warranties need only to be true and correct as of such date), other than as would not in the aggregate reasonably be expected to have a Material Adverse Effect with respect to Scilex.

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Since the date the Merger Agreement was signed, no Material Adverse Effect has occurred that is continuing, regardless of whether it involved a known risk.

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The receipt by Vickers and Merger Sub of a certificate signed by the Chief Executive Officer and Chief Financial Officer of Scilex certifying the satisfaction of the conditions described in the preceding three bullet points.

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The receipt by Vickers and Merger Sub of (i) a copy of the organizational documents of Scilex as in effect as of the Closing Date, (ii) copies of (A) resolutions duly approved by the Scilex Board authorizing the Merger Agreement and the transactions contemplated hereby and (B) the approval of the Scilex stockholders, and (iii) a recent certificate of good standing as of a date no later than thirty (30) days prior to the Closing Date regarding Scilex from the Delaware Secretary of State.

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Vickers and Merger Sub shall have received a copy of each of the additional agreements to which Scilex is a party, duly executed by Scilex and by all other parties thereto, and each such additional agreement shall be in full force and effect.

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Sorrento shall have executed the Registration Rights Agreement (as defined below).

Conditions to the Obligations of Scilex
The obligation of Scilex to consummate, or cause to be consummated, the Business Combination are subject to the satisfaction of the following conditions any one or more of which may be waived in writing by Scilex:

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Vickers and Merger Sub shall have duly performed all of their obligations hereunder required to be performed by them at or prior to the Closing Date in all material respects, unless the applicable obligation has a materiality qualifier in which case it shall be duly performed in all respects.

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All of the representations and warranties of Vickers and Merger Sub contained in Article V of the Merger Agreement, disregarding all qualifications and exceptions contained herein relating to materiality or Material Adverse Effect with respect to Vickers, regardless of whether it involved a known risk, shall be true and correct at and as of the date of the Merger Agreement and be true and correct as of the Closing Date (other than in each case except for representation and warranties that speak as of a specific date, in which case such representations and warranties need only to be true and correct as of such), other than as would not in the aggregate reasonably be expected to have a Material Adverse Effect with respect to Vickers.

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Since the date of the Merger Agreement, no Material Adverse Effect with respect to Vickers has occurred that is continuing, regardless of whether it involved a known risk.

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Scilex shall have received a certificate signed by an authorized officer of Vickers and Merger Sub certifying the satisfaction of the conditions described in the preceding three bullet points.

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From the date hereof until the Closing, the Vickers and Merger Sub shall have been in material compliance with the reporting requirements under the Securities Act and the Exchange Act applicable to Vickers and Merger Sub, respectively.

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Each of Vickers and Merger Sub shall have executed and delivered to Scilex each ancillary agreement to be executed in connection with the Business Combination to which it is a party.

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The directors designated by Scilex shall have been appointed to the Vickers Board, effective as of the Closing.

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Vickers shall remain listed on Nasdaq and the additional listing application for the New Scilex Common Stock issued in connection with the Business Combination and the initial listing application in connection with the transactions contemplated by the Merger Agreement shall have been approved by Nasdaq. As of the Closing Date, Vickers shall not have received any written notice from Nasdaq that it has failed, or would reasonably be expected to fail to meet the Nasdaq initial or continued listing requirements as of the Closing Date for any reason, where such notice has not been subsequently withdrawn by Nasdaq or the underlying failure appropriately remedied or satisfied.

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After giving effect to the transactions contemplated hereby, Vickers shall have at least $5,000,001 in net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the Effective Time.

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The Domestication shall have been completed as provided in the Merger Agreement and a time-stamped copy of the certificate issued by the Secretary of State of the State of Delaware in relation thereto shall have been delivered to Scilex.

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The Investment Management Trust Agreement, dated as of January 6, 2021, by and between Vickers and Continental (the “Investment Management Trust Agreement”) shall have been amended solely to the extent necessary to enable the intended effects of the UWA Amendment (as defined below) without breach of, or other conflict with, the Investment Management Trust Agreement as so amended.

Termination; Effectiveness
The Merger Agreement may be terminated and the transactions contemplated thereby abandoned:
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by the mutual written consent of Scilex and Vickers;

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by Vickers, if any of the representations or warranties of Scilex set forth in the Merger Agreement shall not be true and correct, or if Scilex has failed to perform any covenant or agreement on the part of the Scilex set forth in the Merger Agreement (including an obligation to consummate the Closing), in each case such that the conditions to Vickers’s obligations to consummate the Business Combination with respect to the accuracy of Scilex’s representations and warranties or compliance with its covenants and agreements, in each as set forth in the Merger Agreement, would not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failure to perform any covenant or agreement, as applicable, are not cured (or waived by Vickers) by the earlier of (i) July 10, 2022 (the “Outside Date”) or (ii) 30 days after written notice thereof is delivered to Scilex; provided, however, that Vickers shall not have the right to terminate the Merger Agreement if Vickers or Merger Sub is then in material breach of any representation, warranty, covenant, or obligation under the Merger Agreement, which breach has not been cured;
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by Scilex, if any of the representations or warranties of Vickers or Merger Sub set forth in the Merger Agreement shall not be true and correct, or if Vickers or Merger Sub has failed to perform any covenant or agreement on its part set forth in the Merger Agreement (including an obligation to consummate the Closing), in each case such that the conditions to Scilex’s obligations to consummate the Business Combination with respect to the accuracy of Vickers’s and Merger Sub’s representations and warranties or compliance with their covenants and agreements, in each case, as set forth in the Merger Agreement, would not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failure to perform any covenant or agreement, as applicable, are not cured (or waived by Scilex) by the earlier of (i) the Outside Date or (ii) 30 days after written notice thereof is delivered to Vickers; provided, however, that Scilex shall not have the right to terminate the Merger Agreement pursuant to this provision if Scilex is then in material breach of any representation, warranty, covenant, or obligation under the Merger Agreement, which breach has not been cured;

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by either Scilex or Vickers:

(i)
on or after the Outside Date, if the Business Combination shall not have been consummated prior to the Outside Date; provided that if an Extension Amendment shall be in effect, the Outside Date shall be the Extension Date; or

(ii)
if any order prohibiting the consummation of the Business Combination (provided, that the governmental authority issuing such order has jurisdiction over Vickers and Scilex with respect to the transactions contemplated by the Merger Agreement) is in effect and shall have become final and non-appealable;

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by Scilex if any of the Condition Precedent Proposals fail to receive the requisite approval of Vickers’s public shareholders at the Meeting (unless the Meeting has been adjourned or postponed, in which case at the final adjournment or postponement thereof); or

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by Vickers if the adoption of the Merger Agreement by Scilex stockholders is not obtained within five (5) business days following this proxy statement/prospectus being declared effective by the SEC, provided that this termination right will not be available if such written consent is delivered to Vickers prior to the termination of the Merger Agreement (even if after the five (5) business day period described above).

In the event of the termination of the Merger Agreement, written notice thereof will be given by the party desiring to terminate to the other party or parties, specifying the provision of the Merger Agreement pursuant to which such termination is made, and the Merger Agreement shall following such delivery will become null and void (other than such termination provisions and certain miscellaneous provisions of the Merger Agreement), and there shall be no liability on the part of Vickers or Merger Sub or their respective directors, officers and Affiliates; provided, however, that nothing in the Merger Agreement will relieve any party from liability for any fraud or willful breach.
Certain Related Agreements and Arrangements
Sponsor Support Agreement.   Concurrently with the execution of the Merger Agreement, Vickers, Scilex, the Sponsors and certain directors and officers of Vickers entered into a Sponsor Support Agreement dated March 17, 2022, pursuant to which, among other things, the Sponsors and certain directors and officers of Vickers agreed to, among other things, (i) vote all of the Vickers Ordinary Shares beneficially owned by them, including any additional shares to which they acquire ownership of or the power to vote, in favor of the Proposals, (ii) not to redeem any of their Vickers Ordinary Shares in conjunction with shareholder approval of the Business Combination and (iii) waive any and all anti-dilution or similar rights (if any) that may otherwise be available under applicable law or pursuant to any contract with respect to the transactions contemplated by the Merger Agreement and not to take any action in furtherance of exercising any such rights. Additionally, under such support agreement, each Sponsor has agreed, subject to and contingent upon the Closing, in the event that holders of more than seventy-five percent (75%) of the issued and outstanding Vickers Ordinary Shares exercise redemption rights in conjunction with the shareholder vote on the Proposals, then such Sponsor will forfeit a number of its Private Placement Warrants equal to forty percent (40%) of all Private Placement Warrants held by such Sponsor immediately prior to Closing.
Company Stockholder Support Agreement.   Concurrently with the execution of the Merger Agreement, Vickers, Scilex and Sorrento entered into a Company Stockholder Support Agreement dated March 17, 2022, pursuant to which Sorrento agreed to vote all Scilex Common Stock beneficially owned by it, including any additional shares of Scilex it acquires ownership of or the power to vote, in favor of the Business Combination and related transactions.
Amended and Restated Registration Rights Agreement.   The Merger Agreement contemplates that, at or prior to the Closing, Vickers, Sorrento, the Sponsors, Ms. Woo, Mr. Kaji and Dr. Myint will enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), whereby, subject to certain customary exceptions, the parties will agree, among other things, not to transfer any shares of Vickers Common Stock or any security convertible into or exercisable or exchanged for Vickers Common Stock beneficially owned or owned of record by such holder until the date that is the earlier of (i) one hundred eighty (180) days from the date of the Registration Rights Agreement or (ii) the date on which New Scilex completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of New Scilex’s stockholders having the right to exchange their shares of New Scilex Common Stock for cash, securities or other property. The Registration Rights Agreement will govern the registration of certain shares of Vickers Common Stock for resale and be effective as of the Closing, and includes certain customary demand and “piggy-back” registration rights with respect to shares of New Scilex Common Stock held by the parties thereto. A maximum of 133,989,542 shares of New Scilex Common Stock will be subject to the Registration Rights Agreement.
Certain Compensation Arrangements.   Under the Merger Agreement, Vickers acknowledges certain compensation arrangements of New Scilex directors, officers and management team, which arrangements will become effective as of the Closing, subject to necessary approvals. For more information see “Scilex’s Executive Compensation — New Scilex Executive Officer Compensation Following the Business Combination” and “Scilex’s Director Compensation — New Scilex Director Compensation Following the Business Combination.”
Underwriting Agreement Amendment.   On March 17, 2022, Vickers and Maxim entered into an amendment (the “UWA Amendment”) of the underwriting agreement, dated January 6, 2021, that was entered into between Vickers and Maxim in connection the IPO. The UWA Amendment provides that in connection with the Business Combination, after redemptions of Vickers Ordinary Shares by the public shareholders, in the event that the balance in the Trust Account is $25,000,000 or less, then certain deferred underwriting fees owed to Maxim by Vickers will be payable as follows:
(i)
50% of such deferred underwriting fees will be payable to Maxim directly from the Trust Account; and

(ii)
the remaining 50% of such deferred underwriting fees will be payable to Maxim in the form of an interest-free promissory note under which such amounts are to be repaid on or before the one year anniversary of the effective date of a Business Combination.

Maxim has also agreed to enter into any such amendment to the Investment Management Trust Agreement as may be required to effectuate the intent of the UWA Amendment.
The following table sets forth the effective underwriting fee (inclusive of the 2.0% fee that was previously paid by Vickers at the closing of its IPO) at each redemption scenario:

	No Redemption Scenario	Interim Redemption Scenario	Maximum Redemption Scenario
Underwriting Fee	$7.59 million	$7.59 million	$7.59 million
IPO Proceeds Remaining in the Trust Account(1)	$99.8 million	$59.88 million	—
Effective Underwriting Fee(2)	7.6%	12.7%	N/A

(1)
As of the date of this proxy statement/prospectus.

(2)
The effective underwriting fee is calculated by dividing the underwriting fee in dollars by the IPO proceeds in dollars remaining in the Trust Account.

Interests of Certain Persons in the Business Combination
When you consider the recommendation of the Vickers Board in favor of the approval of the Business Combination Proposal and other Proposals, you should keep in mind that Vickers’s directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a shareholder, including:

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If an initial business combination, such as the Business Combination, is not completed by January 11, 2023, Vickers will be required to dissolve and liquidate. If Vickers is unable to consummate the Business Combination by such date, it must liquidate and the 3,450,000 founder shares currently held by the Initial Shareholders (including 25,000 founder shares beneficially owned each by Ms. Woo, Mr. Kaji and Dr. Myint, respectively), which were acquired prior to the IPO, will be worthless because such holders have agreed to waive their rights to any liquidation distributions. The founder shares were purchased for an aggregate purchase price of $25,000.

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In addition, if Vickers is unable to consummate the Business Combination by January 11, 2023 and Vickers must liquidate, the 6,840,000 Private Placement Warrants purchased by the Sponsors for a total purchase price of $5,130,000, will be worthless. Each Sponsor has agreed, subject to and contingent upon the Closing, in the event that holders of more than seventy-five percent (75%) of the issued and outstanding Vickers Ordinary Shares exercise redemption rights in conjunction with the shareholder vote on the Proposals, then such Sponsor will forfeit a number of its Private Placement Warrants equal to forty percent (40%) of all Private Placement Warrants held by such Sponsor immediately prior to Closing.

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The exercise of Vickers’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the transaction may result in a conflict of interest when determining whether such changes or waivers are appropriate and in our shareholders’ best interest.

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If the Business Combination is completed, Scilex will designate all members of New Scilex’s Board of Directors, however two (2) of the designees of Scilex that constitute independent directors will be agreed to by us prior to the Closing. Our shareholders are expected to elect such designees to serve as members of New Scilex’s Board of Directors after the Closing. As such, in the future such designees may receive cash fees, stock options or stock awards that the New Scilex Board of Directors determines to pay to its executive and non-executive directors.

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On December 20, 2021, the Sponsors loaned us an aggregate of $500,000 for working capital purposes (the “December 2021 Loans”). On January 6, 2022, the Sponsors deposited an aggregate of $1,035,000 into the Trust Account in the form of a non-interest-bearing loan, as required to provide us an additional three months to consummate an initial business combination pursuant to our Current Charter (the “January 2022 Deposit”). On January 27, 2022, the Sponsors loaned us an additional aggregate principal amount of $500,000 for working capital purposes (the “January 2022 Loans”). On April 10, 2022, the Sponsors deposited an aggregate of $1,035,000 into the Trust Account, to provide us an additional three months to consummate an initial business combination pursuant to our Current Charter (the “April 2022 Deposit”). On July 8, 2022, the Sponsors deposited an aggregate of $323,888.95 into the Trust Account as required to provide us an additional calendar month to consummate an initial business combination pursuant to our Current Charter (the “July 2022 Deposit”). The December 2021 Loans, the January 2022 Deposit, the January 2022 Loans, the

April 2022 Deposit, and the July 2022 Deposit were evidenced by promissory notes. If we complete an initial business combination, we will, at the option of the Sponsors, repay the amounts evidenced by the promissory notes or convert up to $1,500,000 of the total amount of such deposit and loans into Working Capital Warrants at a price of $0.75 per Working Capital Warrant, which Working Capital Warrants will be identical to the Private Placement Warrants issued simultaneously with the IPO, and repay the remaining amount in cash. If an initial business combination, such as the Business Combination, is not completed by January 11, 2023, we will repay such amounts only from funds held outside of the Trust Account.

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The total potential ownership in New Scilex of the Sponsors and their affiliates, assuming conversion of the maximum amount of Working Capital Loans and the exercise of all outstanding Warrants, assuming there are no redemptions, would be 6.9%, as follows:

	Shares	%
Founder Shares	3,450,000	2.0
Sponsor Warrants	6,840,000	3.8
Working Capital Warrants	2,000,000	1.1
Vickers’s Public Shares	9,726,395	5.4
Vickers’s Public Warrants	6,900,000	3.9
Scilex Equityholders	150,000,000	83.8
Total	178,916,395	100.0%

•
The Sponsors made an investment for the founder shares at an average price per share of approximately $0.007 prior to the consummation of the IPO. As a result of the significantly lower investment per share of the Sponsors as compared to the investment per share of our public shareholders (which was $10.00 per unit), a transaction that results in an increase in the value of the investment of the Sponsors in the founder shares may result in a decrease in the value of the investment of our public shareholders. Given the difference in the purchase price that the Sponsors paid for the founder shares and the purchase price that the Sponsors paid for the Private Placement Warrants as compared to the price of the public shares and Public Warrants and the substantial number of shares of New Scilex Common Stock that the Sponsors and Vickers’s directors currently holding founder shares will receive upon conversion of the founder shares and the Private Placement Warrants in connection with the Business Combination, the Sponsors and such directors can earn a positive return on their investment, even if other Vickers shareholders have a negative return on their investment in New Scilex. Therefore, they may be incentivized to complete an acquisition of a less favorable target or on terms less favorable to shareholders rather than liquidate.

•
Following the consummation of the Business Combination, New Scilex will maintain a directors’ and officers’ liability insurance policy in favor of Vickers’s current directors and offices on terms not less favorable than the terms of the current directors’ and officers’ liability insurance policies under which each such directors and officers are currently covered, or otherwise cause coverage to be extended under the applicable existing Vickers insurance policy by obtaining a “tail” insurance policy that provides coverage for up to a six-year period from the Closing Date, for the benefit of such directors and officers that is substantially equivalent to and in any event not less favorable in the aggregate than the applicable existing insurance policy covering such directors and officers.

•
Our Initial Shareholders, members of our management team or their respective affiliates, may receive reimbursement for any out-of-pocket expenses incurred by them in connection with activities conducted on our behalf, such as identifying potential target businesses, performing business due diligence on suitable target businesses and business combinations as well as traveling to and from the offices or similar locations of prospective target businesses, including Scilex, to examine their operations. There is no limit on the amount of out-of-pocket expenses reimbursable by us in this regard.

In reaching its decision to authorize the Merger Agreement, the Vickers Board was aware of these potential conflicts of interest and considered these interests, among other matters, when approving and declaring advisable the Merger Agreement and the transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth in the Merger Agreement and recommended that our shareholders adopt and approve the Merger Agreement and approve the other Proposals.
The Meeting
Date, Time and Place of the Meeting
The Meeting will be held at the offices of        and virtually via live webcast at        , Eastern Time, on         , or such other date, time and place to which the Meeting may be adjourned or postponed, for the purposes set forth in the accompanying notice. Vickers’s shareholders are strongly requested to attend the Meeting virtually.
Record Date; Outstanding Shares; Shareholders Entitled to Vote
Vickers has fixed the close of business on        , 2022, as the record date for determining those Vickers shareholders entitled to notice of and to vote at the Meeting. As of the close of business on the Record Date, there were 13,176,395 Vickers Ordinary Shares issued and outstanding and entitled to vote, of which 9,726,395 are public shares and 3,450,000 are founder shares held by the Initial Shareholders. Each holder of Vickers Ordinary Shares is entitled to one vote per share on each Proposal.
Quorum and Required Vote
A quorum of Vickers’s shareholders is necessary to hold the Meeting. The presence, in person, including by virtual attendance, or by proxy, of Vickers’s shareholders representing a majority of the Vickers Ordinary Shares as of the Record Date and entitled to vote at the Meeting will constitute a quorum for the Meeting.
Approval of the Business Combination Proposal, the Advisory Governance Proposals, the Director Election Proposal, the Stock Plan Proposal, ESPP Proposal, the Nasdaq Proposal, and the Adjournment Proposal will each require an ordinary resolution under Cayman Islands law, being the affirmative vote of the majority of the Vickers Ordinary Shares present in person, including by virtual attendance, or represented by proxy and entitled to vote thereon and who vote at the Meeting or any adjournment or postponement thereof.
Approval of the Domestication Proposal, the Charter Approval Proposal and the Bylaws Approval Proposal will each require a special resolution under Cayman Islands law, being the affirmative vote of two-thirds of the Vickers Ordinary Shares present in person, including by virtual attendance, or represented by proxy and entitled to vote thereon and who vote at the Meeting or any adjournment or postponement thereof.
With respect to the Business Combination, pursuant to the Letter Agreement and the Support Agreement, the Initial Shareholders holding an aggregate of 3,450,000 shares (or 26.2% of the outstanding Vickers Ordinary Shares) have agreed to attend the Meeting and vote their respective shares in favor of each of the Proposals. As a result, only 3,138,198 Vickers Ordinary Shares held by the public shareholders will need to be present in person, including by virtual attendance, or by proxy to satisfy the quorum requirement for the Meeting. In addition, as the vote to approve the Business Combination Proposal is the affirmative vote of the majority of the Vickers Ordinary Shares present in person, including by virtual attendance, or represented by proxy and entitled to vote thereon and who vote at the Meeting or any adjournment or postponement thereof at which a quorum is present, then assuming only the minimum number of Vickers Ordinary Shares to constitute a quorum is present, only 862,501 Vickers Ordinary Shares, or approximately 5.0% of the outstanding shares held by the public shareholders, must vote in favor of the Business Combination Proposal for it to be approved.
Recommendations of the Vickers Board and Reasons for the Business Combination
After careful consideration of the terms and conditions of the Merger Agreement, the Vickers Board has determined that Business Combination and the transactions contemplated thereby are fair to, and in the best interests of, Vickers and its shareholders. In reaching its decision with respect to the Business

Combination and the transactions contemplated thereby, the Vickers Board reviewed various industry and financial data and the evaluation of materials provided by Scilex. The Vickers Board did not obtain a fairness opinion on which to base its assessment. The Vickers Board recommends that Vickers’s shareholders vote:
•
FOR the Business Combination Proposal;

•
FOR the Domestication Proposal;

•
FOR the Charter Approval Proposal;

•
FOR the Bylaws Approval Proposal;

•
FOR the Advisory Governance Proposals;

•
FOR the Director Election Proposal;

•
FOR the Stock Plan Proposal;

•
FOR the ESPP Proposal;

•
FOR the Nasdaq Proposal; and

•
FOR the Adjournment Proposal.

Regulatory Approvals
The Business Combination and the transactions contemplated by the Merger Agreement are not subject to any additional regulatory requirement or approval, except for (i) filings with the Cayman Islands Registrar of Companies and Secretary of State of the State of Delaware necessary to effectuate the Domestication and the Business Combination, (ii) filings under the HSR Act and the expiration of any applicable waiting period thereunder and (iii) filings required with the SEC pursuant to the reporting requirements applicable to Vickers, and the requirements of the Securities Act, and the Exchange Act, including the requirement to file the registration statement of which this proxy statement/prospectus forms a part and to disseminate it to its shareholders. Vickers and Scilex filed the required forms under the HSR Act with the Antitrust Division of the Department of Justice (“Antitrust Division”) and the Federal Trade Commission (“FTC”) on April 18, 2022 and the waiting period expired on May 19, 2022.
Appraisal Rights
There are no appraisal rights available to holders of Vickers Ordinary Shares, Private Placement Warrants, Public Warrants or Units in connection with the Business Combination or the Domestication.
Total Shares of Common Stock Outstanding Upon Consummation of the Business Combination
It is anticipated that, upon the Closing of the Business Combination, if none of the 9,726,395 Vickers Ordinary Shares have been redeemed, Vickers’s public shareholders will retain an ownership interest of approximately 7.0% in New Scilex, the Sponsors and directors of Vickers will retain an ownership interest of approximately 2.5% in New Scilex, and the Scilex stockholders will own approximately 90.5% of the outstanding common stock of New Scilex.
The following summarizes the pro forma ownership of New Scilex Common Stock, following the Business Combination under the no redemption, interim redemption and maximum redemption scenarios:
	No Redemption Scenario		Interim Redemption Scenario		Maximum Redemption Scenario
	Shares	%	Shares	%	Shares	%
Vickers public shareholders	9,726,395(1)	7.0%	3,890,558(2)	2.9%	—	—%
Vickers Initial Shareholders(3)	3,450,000	2.5%	3,450,000	2.6%	3,450,000	2.7%
Scilex stockholders(4)	125,714,240	90.5%	125,714,240	94.5%	125,714,240	97.3%
Total Shares at the Closing(5)(6)	138,890,635	100%	133,054,798	100%	129,164,240	100%

(1)
The no redemption scenario is based on the number of shares outstanding as of the date of this proxy statement/prospectus. Specifically, Vickers public shareholders of 4,073,605 Vickers Ordinary Shares elected to redeem their Vickers Ordinary Shares at a per share redemption price of $10.25 in connection with the Extension Proposal that occurred on June 30, 2022 to amend Vickers’s amended and restated memorandum and articles of association and, as such, the no redemption scenario reflects 9,726,395 shares held by Vickers public shareholders as of the Closing.

(2)
The interim redemption scenario assumes redemptions of 5,835,837 Vickers Ordinary Shares for aggregate redemption payments of approximately $60.1 million using a per share redemption price of $10.29.

(3)
In connection with Vickers’s IPO, the Initial Shareholders agreed they would not exercise any redemption rights with respect to the founder shares. In addition, they agreed that they would not to transfer, assign or sell their founder shares until six months after the date of the consummation of an initial business combination or earlier if, subsequent to our initial business combination, Vickers consummated a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of our shareholders having the right to exchange their Vickers Ordinary Shares for cash, securities or other property. In connection with the execution of the Merger Agreement, the parties also agreed to enter into an amended and restated registration rights agreement that also provides for a lock-up of 180 days post-Closing of the Business Combination subject to very limited exceptions.

(4)
In addition, the number of shares held by Scilex stockholders at the Closing is based on the Merger Consideration calculated as of the date of this proxy statement/prospectus.

(5)
The total shares at the Closing under the three redemption scenarios exclude the potential dilutive effect of all of the Public Warrants, the Private Placement Warrants, any Working Capital Warrants and all outstanding Scilex stock options issued to Scilex option holders in connection with the Business Combination. With respect to the Public Warrants, the warrants are not redeemable when Vickers public shareholders exercise their redemption rights with respect to the Vickers Ordinary Shares. Under all three redemption scenarios, there would be 6,900,000 Public Warrants outstanding. With respect to the Private Placement Warrants, there would be 6,840,000 Private Placement Warrants in the minimum and interim scenarios, but only 4,104,000 Private Placement Warrants in the maximum scenario as the Sponsors have agreed to forfeit 40% of the Private Placement Warrants if more than 75% of the holders of the Vickers Ordinary Shares exercise their redemption rights. The maximum number of Working Capital Warrants that may be outstanding under all scenarios is 2,000,000; however, the conversion of Working Capital Loans to Working Capital Warrants is at the discretion of the lender. With respect to the Scilex stock options, the number of shares of New Scilex Common Stock subject to Scilex stock options that are converted into New Scilex stock options at the Closing would be 17,341,392 under all three scenarios.

(6)
As of the date of this proxy statement/prospectus, Scilex intends to repurchase the remaining outstanding principal balance of the Scilex Pharma Notes (described in more detail under the section titled “Management’s Discussion and Analysis and Financial Condition and Results of Operations of Scilex — Liquidity and Capital Resources — Debt Financings — Scilex Pharma Notes”) of $41.4 million, pursuant to the terms of Amendment No. 4, prior to the Closing of the Business Combination. This repurchase would reduce the Specified Indebtedness Amount to $0, which would result in Merger Consideration of 150,000,000 shares of New Scilex Common Stock. In such event, 131,816,802 shares of New Scilex Common Stock would be issued to Scilex stockholders and the remaining 18,183,198 shares of New Scilex Common Stock would be reserved for the Scilex option holders. Accordingly, the Scilex stockholders would own 90.9% of the shares of New Scilex Common Stock under the no redemption scenario, 94.7% of the shares of New Scilex Common Stock under the interim redemption scenario, and 97.4% of the shares of New Scilex Common Stock under the maximum redemption scenario. Disclosures of the percentages elsewhere in this proxy statement/prospectus do not reflect the intention described in this footnote unless otherwise indicated.

Material U.S. Federal Income Tax Consequences
For a discussion summarizing the material U.S. federal income tax consequences of the Domestication and the exercise of redemption rights, please see “Material U.S. Federal Income Tax Consequences.”

Anticipated Accounting Treatment
Upon consummation of the Business Combination, we will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, we may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the post-combination company. Based on its initial analysis, we did not identify any differences that would have a material impact.
Redemption Rights
Pursuant to the Current Charter, a public shareholder may elect to have their Vickers Ordinary Shares redeemed for cash at the applicable redemption price per share equal to the quotient obtained by dividing (i) the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, including interest (net of taxes payable), by (ii) the total number of then-outstanding public shares. As of March 31, 2022, this would have amounted to approximately $10.18 per public share.
You will be entitled to receive cash for any public shares to be redeemed only if you:
(i)	(a)	hold public shares, or
(b)
hold public shares through Units and you elect to separate your Units into the underlying public shares and Public Warrants prior to exercising your redemption rights with respect to the public shares; and

(ii)
prior to        , Eastern Time, on        , 2022, (a) submit a written request to Continental that Vickers redeem your public shares for cash and (b) deliver your public shares to Continental, physically or electronically through DTC.

Holders of outstanding Units must separate the underlying public shares and Public Warrants prior to exercising redemption rights with respect to the public shares. If the Units are registered in a holder’s own name, the holder must deliver the certificate for its Units to Continental, with written instructions to separate the Units into their individual component parts. This must be completed far enough in advance to permit the mailing of the certificates back to the holder so that the holder may then exercise his, her or its redemption rights upon the separation of the public shares and Public Warrants from the Units. Each Unit contains one-half of a Public Warrant and no fractional Public Warrants may be issued. If a holder owns an odd number of Public Warrants, the fractional Public Warrant will expire worthless.
If a holder exercises its redemption rights, then such holder will be exchanging its redeemed public shares for cash and will no longer own any public shares of Vickers. Any Public Warrants will be unaffected. Such a holder will be entitled to receive cash for its public shares only if it properly demands redemption and delivers its public shares (either physically or electronically) to Continental in accordance with the procedures described herein. Please see the section titled “The Meeting — Redemption Rights” for the procedures to be followed if you wish to redeem your public shares for cash.
Emerging Growth Company
Vickers is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in Vickers’s periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. New Scilex has irrevocably elected not to avail itself of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. As a result, changes in rules of U.S. generally accepted accounting principles or their interpretation, the adoption of new guidance or the application of existing guidance to changes in New Scilex’s business could significantly affect New Scilex’s business, financial condition and results of operations. In addition, New Scilex is in the process of evaluating the benefits of relying on the other exemptions and reduced reporting requirements provided by the JOBS Act, as more fully described in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Scilex — Emerging Growth Company.”
New Scilex will qualify and will remain as an emerging growth company until the earlier of: (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of the IPO, (b) in which New Scilex has total annual gross revenue of at least $1.07 billion, or (c) in which New Scilex is deemed to be a large accelerated filer, which means the market value of the common equity of New Scilex that is held by non-affiliates equals or exceeds $700 million as of the last business day of its most recently completed second fiscal quarter; and (ii) the date on which New Scilex has issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.
Smaller Reporting Company
Additionally, Vickers is currently a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. Following the Business Combination, Vickers expects that New Scilex will no longer be a smaller reporting company because it will be a majority-owned subsidiary of Sorrento.
Comparison of Shareholders’ Rights
Following the consummation of the Business Combination, the rights of Vickers’s shareholders who become New Scilex stockholders in the Business Combination will no longer be governed by the Current Charter and instead will be governed by the Proposed Charter and the Proposed Bylaws. See “Comparison of Shareholders’ Rights.”
Summary Risk Factors
In evaluating the Business Combination and the Proposals to be considered and voted on at the Meeting, you should carefully review and consider the risk factors set forth under the section entitled “Risk Factors” beginning on page 36 of this proxy statement/prospectus. Some of these risks are summarized below. References in the summary under the subheadings “— Risks Related to Scilex’s Limited Operating History, Financial Condition and Capital Requirements”, “— Risks Related to Scilex’s Commercial Operations and Product Development”, “— Risks Related to Scilex’s Business and Operations”, “— Risks Related to Scilex’s Intellectual Property”, “— Risks Related to Government Regulations” and “— Risks Related to Scilex’s Relationship with Sorrento” to “we,” “us,” “our,” and “the Company” generally refer to Scilex in the present tense or New Scilex from and after the Business Combination.
Risks Related to Scilex’s Limited Operating History, Financial Condition and Capital Requirements
•
We are currently a single commercial product company that is heavily dependent on the commercial success of ZTlido and we may be unable to generate sufficient revenue to support our operations.

•
We have a limited operating history and have incurred significant losses since our inception. We anticipate that we will incur continued losses for the foreseeable future.

•
Even after the completion of the Business Combination, we will require substantial additional funding, which may not be available to us on acceptable terms, or at all.

•
Our recurring losses from operations, negative cash flows and substantial cumulative net losses raise substantial doubt about our ability to continue as a going concern.

Risks Related to Scilex’s Commercial Operations and Product Development
•
We obtain our commercial supply of ZTlido, clinical supply of our product candidates and certain of the raw materials used in our product candidates from sole or single source suppliers and manufacturers. In the event of a loss of one of these suppliers or manufacturers, or a failure by any such supplier or manufacturer to comply with FDA regulations, we may not be able to find an alternative source on commercially reasonable terms, or at all.

•
We rely on third parties to conduct our clinical trials and intend to rely on third parties to conduct all of our future clinical trials. If these third parties do not successfully carry out their contractual duties, fail to comply with applicable regulatory requirements or meet expected deadlines, we may be unable to obtain regulatory approval for our product candidates.

•
Interim “top-line” and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

•
ZTlido may have undesirable properties that could result in significant negative consequences, and our product candidates may cause undesirable side effects that could delay or prevent their regulatory approval.

Risks Related to Scilex’s Business and Operations
•
If we are unable to retain our key executives, it may delay our development efforts and harm our business, financial condition and results of operations.

•
Any disruption in our research and development facilities could adversely affect our business, financial condition and results of operations.

Risks Related to Scilex’s Intellectual Property
•
We are substantially dependent on the intellectual property we in-license from Oishi and Itochu, and if we lose the right to license such intellectual property or if the Product Development Agreement is terminated for any reason, our ability to commercialize ZTlido and develop and commercialize SP-103 would be harmed.

•
We recently entered into the Romeg Agreement for the in-licensing of certain intellectual property rights from Romeg with respect to the commercialization of GLOPERBA, and if we lose the right to license such intellectual property or if the Romeg Agreement is terminated for any reason, our ability to commercialize GLOPERBA would be harmed.

•
If we are unable to maintain patent protection for ZTlido, GLOPERBA or our product candidates, or if the scope of the patent protection obtained is not sufficiently broad, we may not be able to compete effectively in our markets.

Risks Related to Government Regulations
•
The regulatory approval processes of the FDA are lengthy, time-consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business, financial condition and results of operations will be substantially harmed.

•
Any approved product candidate will be subject to ongoing and continued regulatory review, which may result in significant expense and limit our ability to commercialize such products.

Risks Related to Scilex’s Relationship with Sorrento
•
Certain of our directors and officers may have actual or potential conflicts of interest because of their positions with Sorrento.

•
We are controlled by Sorrento, whose interests may differ from those of our public shareholders.

Risks Related to Ownership of New Scilex’s Common Stock
•
If the perceived benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of Vickers’s securities or, following the Business Combination, New Scilex’s securities, may decline.

•
New Scilex will be an emerging growth company, and it cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make its common stock less attractive to investors.

•
Following the Business Combination, New Scilex will be a controlled company within the meaning of the Nasdaq Listing Rules and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements. Stockholders of New Scilex may not have the same protection afforded to stockholders of companies that are subject to such governance requirements.

Risks Related to Vickers and the Business Combination

•
Vickers will be forced to liquidate the Trust Account if it cannot consummate a business combination by January 11, 2023. In the event of a liquidation, Vickers’s public shareholders will receive $10.29 per share and the Warrants will expire worthless.

•
There is no guarantee that a shareholder’s decision whether to redeem their shares for a pro rata portion of the Trust Account will put the shareholder in a better future economic position.

•
Vickers will not obtain an opinion from an unaffiliated third party as to the fairness of the Business Combination.

•
Vickers’s Sponsors, directors and officers may have certain conflicts in determining to recommend the acquisition of Scilex, since certain of their interests, and certain interests of their affiliates and associates, are different from, or in addition to (and which may conflict with), your interests as a shareholder.

RISK FACTORS
You should consider carefully the following risk factors, as well as the other information set forth in this proxy statement/prospectus, including matters addressed in the section titled “Cautionary Note Regarding Forward-Looking Statements,” before making a decision on how to vote your Vickers Ordinary Shares. These risk factors are not exhaustive. We may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial. The following discussions should be read in conjunction with our financial statements and the notes to the financial statements included therein.
Unless the context otherwise requires, references in the subsection “— Risks Related to Scilex’s Limited Operating History, Financial Condition and Capital Requirements”, “— Risks Related to Scilex’s Commercial Operations and Product Development”, “— Risks Related to Scilex’s Business and Operations”, “— Risks Related to Scilex’s Intellectual Property”, “— Risks Related to Government Regulations” and “— Risks Related to Scilex’s Relationship with Sorrento” to “we,” “us,” “our,” and “the Company” generally refer to Scilex in the present tense or New Scilex from and after the Business Combination.
Risks Related to Scilex’s Limited Operating History, Financial Condition and Capital Requirements
We are currently a single commercial product company that is heavily dependent on the commercial success of ZTlido and we may be unable to generate sufficient revenue to support our operations.
ZTlido is our only product approved for commercial sale and we are entirely dependent upon its sales to generate revenue. In February 2018, we obtained regulatory approval for ZTlido for the relief of neuropathic pain associated with PHN, which is a form of post-shingles nerve pain, and we began commercializing ZTlido in the United States in October 2018. As a result, it is difficult to evaluate our current business and predict our future prospects. We cannot assure that ZTlido will gain market acceptance among physicians, health care payors, patients and the medical community, which is critical to our commercial success. We have limited experience engaging in commercial activities and limited relationships with physicians, hospitals and payors. Market acceptance of ZTlido depends on a number of factors, including:
•
acceptance by physicians, major operators of clinics and patients of the drug as a safe and effective treatment for the relief of neuropathic pain associated with PHN;

•
the availability, cost and potential advantages of alternative treatments, including less expensive generic products;

•
the effectiveness of our sales and marketing efforts;

•
the availability of coverage, adequacy of reimbursement and favorability of pricing policies by third-party payors and government authorities;

•
the timing of market introduction of other competitive products;

•
the product labeling or any product inserts required by the U.S. Food and Drug Administration (the “FDA”); and

•
the prevalence and severity of adverse side effects.

In order to successfully commercialize ZTlido, we will need to expand our marketing efforts to develop new relationships and expand existing relationships. Physicians may decide not to prescribe ZTlido for a variety of reasons, including changes in available offerings, adverse publicity, perceived safety issues, inadequate coverage or reimbursement for ZTlido or the utilization of products developed by other parties, all of which are circumstances outside of our control. Demand for ZTlido may not increase as quickly as we predict, and we may be unable to increase our revenue to the level that we currently expect. Even if we succeed in increasing market acceptance of ZTlido, maintaining and creating relationships with physicians, we may be unable to reach or sustain a level of profitability.
Our ability to effectively promote ZTlido will also depend on pricing and cost-effectiveness, including our ability to produce at a competitive price. In addition, our efforts to educate the medical community and third-party payors on the benefits of ZTlido may require significant resources, may be constrained by FDA rules and policies on product promotion and may never be successful.

We have a limited operating history and have incurred significant losses since our inception. We anticipate that we will incur continued losses for the foreseeable future.
We have a limited operating history. Prior to March 2019, our operations were conducted through Scilex Pharmaceuticals Inc. (“Scilex Pharma”), which was formed in September 2012 and is now our wholly-owned subsidiary. In March 2019, we effected a corporate reorganization and acquired Semnur Pharmaceuticals, Inc. (“Semnur”), which was formed in June 2013. Since our inception, we have focused on organizing and staffing our company, business planning, raising capital, identifying potential non-opioid pain therapy candidates, undertaking preclinical studies and clinical trials of our product candidates and establishing research and development and manufacturing collaborations. All of our revenue to date is attributable to sales of ZTlido, and we expect that sales of ZTlido will account for all of our revenue for at least the near term. Our relatively short operating history as a company makes any assessment of our future success and viability subject to significant uncertainty.
Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate effect or an acceptable safety profile, gain regulatory approval and become commercially viable. We will encounter risks and difficulties frequently experienced by early-stage biopharmaceutical companies in rapidly evolving fields, and we have not yet demonstrated an ability to overcome such risks and difficulties successfully. Our ability to execute on our business model and generate revenues depends on a number of factors including our ability to:
•
successfully complete ongoing pre-clinical studies and clinical trials and obtain regulatory approvals for our current and future product candidates;

•
identify new acquisition or in-licensing opportunities;

•
successfully identify new product candidates and advance those product candidates into pre-clinical studies and clinical trials;

•
raise additional funds when needed and on terms acceptable to us;

•
attract and retain experienced management and advisory teams;

•
add operational, financial and management information systems and personnel, including personnel to support clinical, pre-clinical manufacturing and planned future commercialization efforts and operations;

•
launch commercial sales of our product candidates, whether alone or in collaboration with others;

•
initiate and continue relationships with third-party suppliers and manufacturers and have commercial quantities of product candidates manufactured at acceptable cost and quality levels and in compliance with the FDA, and other regulatory requirements;

•
set acceptable prices for product candidates and obtain coverage and adequate reimbursement from third-party payors;

•
achieve market acceptance of product candidates in the medical community and with third-party payors and consumers; and

•
maintain, expand and protect our intellectual property portfolio.

If we cannot successfully execute any one of the foregoing, our business may not succeed or become profitable.
Since our inception, we have incurred significant net losses, with net losses of $88.4 million, $47.5 million, and $178.6 million for the years ended December 31, 2021, 2020, and 2019, respectively. As of December 31, 2021, we had an accumulated deficit of approximately $352.6 million. For the foreseeable future, we expect to continue to incur significant expenses related to the commercialization of ZTlido and GLOPERBA and the research and development of our product candidates, SP-102 (10 mg dexamethasone sodium phosphate viscous gel) (“SEMDEXA”), SP-103 (lidocaine topical system) 5.4% (“SP-103”), and SP-104 (4.5mg, low-dose naltrexone hydrochloride delayed-release capsules) (“SP-104”). We anticipate that our expenses will increase substantially due to the completion of the pivotal Phase 3 trial for SEMDEXA, commencement of the Phase 2 clinical trial for SP-103 and initiation of the multiple Phase 1 trials for SP-104. Consequently, we expect to incur substantial losses for the foreseeable future and may never become profitable.
We are subject to risks incidental to the development of new biopharmaceutical products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable could impair our ability to raise capital, maintain our research and development efforts, expand our business or continue our operations.
The terms of our outstanding debt arrangements place restrictions on our operating and financial flexibility.
On September 7, 2018, Scilex Pharma issued and sold senior secured notes due 2026 (the “Scilex Pharma Notes”), in an aggregate principal amount of $224.0 million, for an aggregate purchase price of $140.0 million. The Scilex Pharma Notes are governed by an indenture (as amended, the “Indenture”), with Scilex Pharma, as issuer, U.S. Bank National Association, a national banking association, as trustee (the “Trustee”), and collateral agent (the “Collateral Agent”), and Sorrento, as guarantor. Pursuant to an amendment to the Indenture, (i) on June 3, 2022, Scilex Pharma repurchased approximately $41.4 million of the aggregate principal amount of the outstanding Scilex Pharma Notes at 100% of the principal amount thereof (the “Repurchase”), (ii) the holders of the Scilex Pharma Notes agreed that Scilex Pharma can repurchase the remaining principal amount of the Scilex Pharma Notes at any time on or before September 30, 2022 for $41.4 million (subject to reduction for any quarterly royalty payments) and upon such repurchase the holders of the Scilex Pharma Notes will forgive and discharge $28.0 million of the aggregate principal amount of such notes, and (iii) the minimum cash requirement under the Indenture was reduced to $5.0 million in aggregate unrestricted cash equivalents at the end of each calendar month. As of June 30, 2022, the outstanding principal amount of the Scilex Pharma Notes is $69.4 million.
The Indenture provides that the holders of the Scilex Pharma Notes will be entitled to receive quarterly payments in an amount equal to a fixed percentage, ranging from 15% to 25%, of the net sales of ZTlido for the prior fiscal quarter on each February 15, May 15, August 15 and November 15. As security for the Scilex Pharma Notes, Scilex Pharma has granted to the Collateral Agent, for the benefit of the Purchasers, a continuing security interest in and lien on Scilex Pharma’s right, title, and interest in and to ZTlido and all property and assets of Scilex Pharma that are necessary for, or otherwise relevant to, now or in the future, the manufacture and sale of ZTlido, on a worldwide basis (exclusive of Japan). The Indenture contains customary events of default with respect to the Scilex Pharma Notes (including a failure to make any payment of principal on the Scilex Pharma Notes when due and payable), and, upon certain events of default occurring and continuing, the Trustee by notice to Scilex Pharma, or the holders of at least 25% in principal amount of the outstanding Scilex Pharma Notes by notice to Scilex Pharma and the Trustee, may (subject to the provisions of the Indenture) declare 100% of the then-outstanding principal amount of the Scilex Pharma Notes to be due and payable immediately. In the case of certain events, including bankruptcy, insolvency or reorganization involving us, the Scilex Pharma Notes will automatically become due and payable. In addition, upon a change of control of Scilex Pharma (as defined in the Indenture), each holder of a Scilex Pharma Note shall have the right to require Scilex Pharma to repurchase all or any part of such Scilex Pharma Note holder’s then-outstanding Scilex Pharma Note at a repurchase price in cash equal to 101% of the then-outstanding principal amount thereof. The Business Combination will not constitute a change of control for purposes of the Scilex Pharma Notes. We may not have sufficient funds and may not be able to arrange for additional financing to pay the amounts that may become due under the Scilex Pharma Notes.
Pursuant to the Indenture, Scilex Pharma must also comply with certain covenants with respect to the commercialization of ZTlido, as well as customary affirmative and restrictive covenants, including limitations on indebtedness, dividends, share repurchases, certain restricted payments, prepayment, redemption or repurchase of subordinated debt, fundamental transactions including a merger, amalgamation or consolidation involving Scilex Pharma, transactions with affiliates and investments. In addition, if actual cumulative net sales of ZTlido from October 1, 2022 through September 30, 2023 are less than approximately $218.1 million, then we will be obligated to pay an additional installment of the principal of the Scilex

Pharma Notes each quarter in an amount between approximately $10.1 million and approximately $30.6 million, with the amount of the additional installment of principal to be determined by reference to the amount by which cumulative net sales of ZTlido from October 1, 2022 through September 30, 2023 are less than approximately $218.1 million. In addition, if our actual cumulative net sales of ZTlido from October 1, 2022 through September 30, 2023 are less than approximately $290.7 million, then the aggregate principal amount due under the Scilex Pharma Notes will be increased by between approximately $2.6 million and approximately $84.8 million, with the amount of the principal increase to be determined by reference to the amount by which the cumulative net sales of ZTlido from October 1, 2022 through September 30, 2023 is less than approximately $290.7 million. Any failure to reach the above milestones could substantially reduce the amount of money available to finance our operations and business activities.
Our outstanding indebtedness and any future indebtedness we may incur, combined with our other financial obligations, could increase our vulnerability to adverse changes in general economic, industry and market conditions, limit our flexibility in planning for, or reacting to, changes in our business and the industry and impose a competitive disadvantage compared to our competitors that have less debt or better debt servicing options. If we raise additional capital through debt financing, the terms of any new debt could further restrict our ability to operate our business.
The Indenture imposes certain affirmative and restrictive covenants on Sorrento, and certain events involving Sorrento may trigger an event of default under the Scilex Pharma Notes, which would result in the Scilex Pharma Notes becoming automatically due and payable.
Pursuant to the Indenture, Sorrento agreed to irrevocably and unconditionally guarantee, on a senior unsecured basis, the punctual performance and payment when due of all obligations of Scilex Pharma under the Indenture (the “Guarantee”). As a result of the Guarantee, the Indenture contains certain events of default with respect to the Scilex Pharma Notes that may be triggered as a result of certain actions, failures to act or events involving Sorrento. For example, each of the following events is an event of default under the Indenture: (1) if Sorrento fails to honor the Guarantee, or (2) if there is a bankruptcy, insolvency or reorganization event involving Sorrento. Any failure by Sorrento to honor the Guarantee or any bankruptcy, insolvency or reorganization event involving Sorrento would result in an event of default and the Scilex Pharma Notes becoming automatically due and payable. We cannot guarantee that Sorrento will be able to satisfy all of its obligations under the Indenture. Any failure by Sorrento to comply with its obligations under the Indenture could have a negative effect on our business, financial condition and results of operations, particularly if any such failure to comply results in an event of default or the Scilex Pharma Notes otherwise becoming automatically due and payable.
We may be required to make milestone payments to the former stockholders of Semnur in connection with our development and commercialization of SEMDEXA, which could adversely affect the overall profitability of SEMDEXA, if approved.
Under the terms of the Agreement and Plan of Merger we entered into with Semnur, Sigma Merger Sub, Inc., our prior wholly-owned subsidiary, Fortis Advisors LLC, solely as representative of the holders of Semnur equity, or the Semnur Equityholders, and Sorrento, for limited purposes, we are obligated to pay the Semnur Equityholders up to an aggregate of $280.0 million in contingent cash consideration based on the achievement of certain milestones. A $40.0 million payment will be due upon obtaining the first approval of a new drug application by the FDA (“NDA”) of any Semnur product, which includes SEMDEXA. Additional payments will be due upon the achievement of certain cumulative net sales of Semnur products, as follows:
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a $20.0 million payment upon the achievement of $100.0 million in cumulative net sales of a Semnur product;

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$20.0 million payment upon the achievement of $250.0 million in cumulative net sales of a Semnur product;

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a $50.0 million payment upon the achievement of $500.0 million in cumulative net sales of a Semnur product; and

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a $150.0 million payment upon the achievement of $750.0 million in cumulative net sales of a Semnur product.

These milestone obligations could impose substantial additional costs on us, divert resources from other aspects of our business, and adversely affect the overall profitability of SEMDEXA, if approved. We may need to obtain additional financing to satisfy these milestone payments, and cannot be sure that any additional funding, if needed, will be available on terms favorable to us, or at all.
Even after the completion of the Business Combination, we will require substantial additional funding, which may not be available to us on acceptable terms, or at all.
Our operations have consumed substantial amounts of cash since inception. We expect to significantly increase our spending to continue our commercialization efforts for ZTlido, advance development of our current product candidates and launch and commercialize any product candidates for which we receive regulatory approval. Furthermore, following the Business Combination, we expect to incur additional costs associated with operating as a public company. We will also require additional capital to fund our other operating expenses and capital expenditures.
As of March 31, 2022, our cash and cash equivalents were approximately $33.6 million and we had an accumulated deficit of approximately $361.7 million. The amount and timing of our future funding requirements will depend on many factors, some of which are outside of our control, including but not limited to:
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the costs and expenses associated with our ongoing commercialization efforts for ZTlido;

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the degree of success we experience in commercializing ZTlido;

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the revenue generated by sales of ZTlido and other products that may be approved, if any;

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the scope, progress, results and costs of conducting studies and clinical trials for our product candidates, SEMDEXA, SP-103 and SP-104;

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the timing of, and the costs involved in, obtaining regulatory approvals for our product candidates;

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the costs of manufacturing ZTlido, GLOPERBA and our product candidates;

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the timing and amount of any milestone, royalty or other payments we are required to make pursuant to any current or future collaboration or license agreements;

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our ability to maintain existing, and establish new, strategic collaborations, licensing or other arrangements and the financial terms of any such agreements, including the timing and amount of any future milestone, royalty or other payments due under any such agreement;

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the extent to which ZTlido, GLOPERBA or any of our product candidates, if approved for commercialization, is adopted by the physician community;

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our need to expand our research and development activities;

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the costs of acquiring, licensing or investing in businesses, product candidates and technologies;

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the effect of competing products and product candidates and other market developments;

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the number and types of future products we develop and commercialize;

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any product liability or other lawsuits related to our products;

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the expenses needed to attract, hire and retain skilled personnel;

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the costs associated with being a public company after the closing of the Business Combination;

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our need to implement additional internal systems and infrastructure, including financial and reporting systems;

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the number of public shares that are redeemed by our public shareholders;

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the costs of preparing, filing and prosecuting patent applications and maintaining, enforcing and defending intellectual property-related claims; and

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the extent and scope of our general and administrative expenses.

Until we are able to generate significant revenue, if ever, we expect to finance our operations through a combination of equity offerings, debt financings, collaborations, government contracts or other strategic transactions. We cannot be sure that any additional funding, if needed, will be available on terms favorable to us, or at all. Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates. Furthermore, any additional equity or equity-related financing may be dilutive to our stockholders, and debt or equity financing, if available, may subject us to restrictive covenants and significant interest costs. If we raise additional funds through collaborations or strategic alliances with third parties, we may have to relinquish valuable rights to our product candidates, future revenue streams, research programs or technologies, or grant licenses on terms that may not be favorable to us. If we are unsuccessful in our efforts to raise additional financing on acceptable terms, we may be required to significantly reduce or cease our operations.
Our recurring losses from operations, negative cash flows and substantial cumulative net losses raise substantial doubt about our ability to continue as a going concern.
In Note 2 titled “Liquidity and Going Concern” of our consolidated financial statements included elsewhere in this proxy statement/prospectus, we disclose that there is substantial doubt about our ability to continue as a going concern. In addition, our independent registered public accounting firm included an explanatory paragraph in its report on our consolidated financial statements as of and for the year ended December 31, 2021, which stated that substantial doubt existed about our ability to continue as a going concern. We have negative working capital and have incurred significant operating losses and negative cash flows from operations and expect to continue incurring losses for the foreseeable future. Further, we had an accumulated deficit of approximately $352.6 million as of December 31, 2021 and approximately $264.1 million as of December 31, 2020. These conditions raise substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Our ability to become a profitable operating company is dependent upon our ability to generate revenue and obtain financing adequate to fulfill our development and commercialization activities, and achieving a level of revenue adequate to support our cost structure. We have plans to obtain additional resources to fund our currently planned operations and expenditures through additional debt and equity financing. Our plans are substantially dependent upon the success of future sales of ZTlido, which is still in the early stages of commercialization, and are dependent upon, among other things, the success of our marketing of ZTlido and our ability to secure additional payor contracts with terms that are consistent with our business plan. If we are unable to obtain sufficient funding, our financial condition and results of operations will be materially and adversely affected and we may be unable to continue as a going concern. After the completion of the Business Combination, future financial statements may disclose substantial doubt about our ability to continue as a going concern. If we seek additional financing to fund our business activities in the future and there remains substantial doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding to us on commercially reasonable terms or at all.
We have identified a material weakness in our internal control over financial reporting. Any material weakness may cause us to fail to timely and accurately report our financial results or result in a material misstatement of our financial statements.
In connection with the audit of our consolidated financial statements for the years ended December 31, 2021 and 2020, we identified control deficiencies in the design and operation of our internal control over financial reporting that constituted a material weakness. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.
For the years ended December 31, 2021 and 2020, the material weakness identified in our internal control over financial reporting related to ineffective control activities in the areas of revenue, debt, derivative liabilities, cash flows and leases caused by a lack of sufficient accounting resources. As a result of the material weakness, we hired additional accounting personnel and are implementing remediation measures including, but not limited to, performing a comprehensive assessment of accounting and finance resource requirements and hiring other personnel with sufficient accounting expertise at Sorrento to improve the operating effectiveness of our review controls and monitoring activities, and utilizing external accounting experts as appropriate. Any potential material misstatements were identified and corrected as audit adjustments in the applicable periods and are properly reflected in the Scilex financial statements included in this proxy statement/prospectus. We expect to hire personnel with accounting expertise and utilize external accounting experts at Scilex following the closing of the Business Combination.
In the future, in order to properly manage our internal control over financial reporting, we may need to take additional measures to further augment our finance resources, and we cannot be certain that the measures we have taken, and expect to take, to improve our internal controls will be sufficient to ensure that our internal controls will remain effective and eliminate the possibility that other material weaknesses or deficiencies may develop or be identified in the future. If we experience future material weaknesses or deficiencies in internal controls and we are unable to correct them in a timely manner, our ability to record, process, summarize and report financial information accurately and within the time periods specified in the rules and forms of the SEC, will be adversely affected. Any such failure could negatively affect the market price and trading liquidity of the New Scilex Common Stock, lead to delisting, cause investors to lose confidence in our reported financial information, subject us to civil and criminal investigations and penalties, and generally materially and adversely impact our business and financial condition.
If we identify future material weaknesses in our internal controls over financial reporting or fail to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act as, we may be unable to accurately report our financial results or report them within the timeframes required by law or stock exchange regulations. Failure to comply with Section 404 of the Sarbanes-Oxley Act could also potentially subject us to sanctions or investigations by the SEC or other regulatory authorities. If additional material weaknesses exist or are discovered in the future, and we are unable to remediate any such material weakness, our business, financial condition and results of operations could suffer.
Risks Related to Scilex’s Commercial Operations and Product Development
We obtain our commercial supply of ZTlido, clinical supply of our product candidates and certain of the raw materials used in our product candidates from sole or single source suppliers and manufacturers. In the event of a loss of one of these suppliers or manufacturers, or a failure by any such supplier or manufacturer to comply with FDA regulations, we may not be able to find an alternative source on commercially reasonable terms, or at all.
We rely on a number of sole or single source suppliers and manufacturers, including:
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the manufacturer and supplier for the commercial supply of ZTlido;

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the manufacturer and supplier for the clinical supply of SP-103;

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the manufacturer and supplier for the clinical supply of SP-104;

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the supplier of sodium hyaluronate, one of the excipients for SEMDEXA; and

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the manufacturer for the clinical supply of SEMDEXA.

Under the Product Development Agreement, dated as of May 11, 2011, by and among Scilex Pharmaceuticals, Inc. (as successor to Stason Pharmaceuticals, Inc.), Oishi Koseido Co., Ltd. (“Oishi”) and Itochu Chemical Frontier Corporation (“Itochu,” and together with Oishi, the “Developers”) (as amended, the “Product Development Agreement”), and the Commercial Supply Agreement, dated as of February 16, 2017, by and among Scilex Pharma and Oishi and Itochu (as amended, the “Commercial Supply Agreement”), we license the rights to ZTlido from and rely exclusively on Oishi and Itochu for the manufacturing and supply of ZTlido and SP-103 (collectively, the “Products”). Oishi and Itochu have the right to terminate the Product Development Agreement and the Commercial Supply Agreement under certain circumstances, including, among other things: (1) if we are in material breach of the agreement and the breach is not curable or if the breach is curable and we fail to cure such material breach within 180 days after notice requesting to cure; (2) if, at any time during the term of the Product Development Agreement and the Commercial Supply Agreement, the market conditions are such that (a) our total net profits for ZTlido and SP-103 are equal to or less than five percent of our net sales of ZTlido and SP-103 for a period of four or more consecutive quarters, or (b) the economic viability of ZTlido and SP-103 is affected significantly as evidenced by documentation and substantial information by any external circumstances deemed detrimental to all parties as agreed to by us, on the one hand, and Oishi and Itochu, on the other hand, and the parties are unable to resolve the concerns under the foregoing clauses (a) and (b) after 30 days of good-faith discussion; and (3) in the event of our bankruptcy or assignment for the benefit of creditors. As of the date of this proxy statement/prospectus, Scilex’s net profits for ZTlido and SP-103 have not exceeded five percent of net sales. Accordingly, Oishi and Itochu have the right to terminate the Product Development Agreement and Commercial Supply Agreement. As of the date of this proxy statement/prospectus, neither Oishi nor Itochu has exercised its right of termination. If the Product Development Agreement and the Commercial Supply Agreement are terminated, we would lose access to the intellectual property and proprietary manufacturing process upon which ZTlido and SP-103 depend.
Under our exclusive Supply Agreement, dated December 17, 2015 (the “Genzyme Supply Agreement”), with Genzyme Corporation (“Genzyme”), we depend on Genzyme to fulfill our clinical and commercial supply requirements for sodium hyaluronate, one of the excipients for SEMDEXA. Genzyme has the right to terminate the Supply Agreement under certain circumstances, including, but not limited to: (1) if we are in material breach of the agreement and fail to cure such breach within 30 days of written notice of such breach, (2) if our development of SEMDEXA is ceased or we do not file for regulatory approval for SEMDEXA by January 1, 2020, or (3) if Genzyme decides to discontinue manufacturing the product at its facility for economic or strategic reasons and provides us with 24 months’ notice. We did not file for regulatory approval for SEMDEXA by January 1, 2020 and we are only aware of a limited number of suppliers of the excipient. Although Genzyme has not exercised its right of termination to date, in the event that it decides to do so, we may not be able to find an alternative supplier of sodium hyaluronate on commercially reasonable terms.
Under our Master Services Agreement, dated January 27, 2017 (as amended, the “Lifecore Master Services Agreement”), with Lifecore Biomedical, LLC (“Lifecore”), we depend on Lifecore to manufacture clinical supplies of SEMDEXA. Lifecore has the right to terminate the Lifecore Master Services Agreement under certain circumstances, including, but not limited to: (1) if we are in material breach of the agreement and fail to cure such breach within 30 days of written notice; (2) if we (a) become insolvent, (b) cease to function as a going concern, (c) become convicted of or plead guilty to a charge of violating any law relating to either party’s business, or (d) engage in any act which materially impairs goodwill associated with SEMDEXA or materially impairs the terminating party’s trademark or trade name; (3) if we fail to pay past due invoices upon 30 days’ written notice, or (4) if we reject or fail to respond to a major change proposed by Lifecore that does not change Semnur’s written and approved acceptance criteria in its product specifications. In the event that Lifecore decides to terminate the Lifecore Master Services Agreement, finding an alternative manufacturer may be difficult.
Under the Master Services Agreement (the “Tulex Master Services Agreement”) and statement of work with Tulex Pharmaceuticals Inc. (“Tulex”), we depend on Tulex to develop, test and manufacture clinical supplies of SP-104. Tulex has the right to terminate the Tulex Master Services Agreement under certain circumstances, including, but not limited to: (1) if we are in material breach of the agreement or a statement of work and fail to cure such breach within 15 days after receipt of notice of such breach (or such other time period expressly stated in the applicable statement of work) or (2) in the event of our insolvency, bankruptcy, reorganization, liquidation or receivership, or a failure to remove any insolvency, bankruptcy, reorganization, liquidation or receivership proceedings within ten days from the date of institution of such proceedings. In addition, we may terminate the agreement or any statement of work (a) without cause upon 30 days prior written notice to Tulex or (b) immediately upon written notice in the event Tulex is dissolved or undergoes a change in control. In the event that the Tulex Master Services Agreement or a statement of work is terminated, we may not be able to find an alternative manufacturer and supplier on commercially reasonable terms.
Additionally, the manufacturing facilities used by our third-party suppliers and manufacturers must continue to comply with FDA regulations and are subject to periodic announced or unannounced inspections. We have limited control over the ability of our third-party suppliers and manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If our third-party suppliers and manufacturers fail to comply with FDA regulations, the FDA may not authorize the manufacture of our products and product candidates at these facilities, and we may be unable to find alternative manufacturing facilities in a timely manner or at all. The failure by such third parties to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, import detention, civil penalties, delays, suspension or withdrawal of approvals, seizures or recalls of our product, operating restrictions and criminal prosecutions.
In addition, our product candidates may compete with other product candidates and products for access to manufacturing facilities and other supplies. There are a limited number of manufacturers that operate under current Good Manufacturing Practices (“cGMP”) regulations and that might be capable of manufacturing for us. Also, prior to the approval of our product candidates, we would need to identify a contract manufacturer that could produce our products at a commercial scale and that could successfully complete FDA pre-approval inspection and inspections by other health authorities. Agreements with such manufacturers or suppliers may not be available to us at the time we would need to have that capability and capacity.
If our commercial supply of ZTlido, clinical supply of our product candidates and certain of the raw materials used in our product candidates are disrupted or delayed, there can be no assurance that alternative sources can serve as adequate replacements or that supplies will be available on terms that are favorable to us, if at all. Any disruption in supply could affect the profitability of ZTlido and the development of SEMDEXA, SP-103 and SP-104.
We rely on a single third-party logistics distribution provider, Cardinal Health, which is also currently our only customer.
We currently rely on Cardinal Health as the third-party logistics distribution provider for ZTlido in the United States. Cardinal Health also performs the following services on our behalf: customer service, credit checks, invoicing, chargebacks, wholesaler fee for service, government reporting, customer returns, accounts receivable, inventory control, product security (DSCSA serialization) inquiries and recall assistance. In the years ended December 31, 2021, 2020, and 2019, Cardinal Health was our only customer and sales to Cardinal Health represented all of our net revenue. Our revenue would likely decline if we are unable to maintain a favorable relationship with Cardinal Health. We may be unable to control the timing of the delivery of ZTlido to wholesalers, and any financial uncertainty or loss of key logistic employees of Cardinal Health may negatively impact our sales. In addition, our dependence on Cardinal Health could result in Cardinal Health’s increased bargaining position and pressure on the prices we charge.
As we continue to expand the commercialization of ZTlido, we have expanded our direct distribution network to national and regional wholesalers and pharmacies in April 2022. We currently hold all necessary wholesaler licenses and commenced selling directly to our main wholesaler customers as well as pharmacies. We discontinued our use of “title model” services provided by Cardinal Health, but expect that Cardinal Health will continue to perform other third-party logistics services for us. Any disruption in the abovementioned distribution channel would adversely affect our business, financial condition and results of operations.
If we fail to achieve certain milestones in our Product Development Agreement with Itochu and Oishi, we could lose rights that are important to our business.
Certain of our existing license and supply agreements impose various milestone and other obligations on us. For example, under our Product Development Agreement with Itochu and Oishi, if our total net profits for ZTlido and SP-103 are equal to or less than five percent of our net sales of ZTlido and SP-103 for a period of four or more consecutive quarters, Itochu and Oishi have the right to terminate the Product Development Agreement if the parties are unable to resolve the concerns after 30 days of good-faith negotiation. As of the date of this proxy statement/prospectus, Scilex’s net profits for ZTlido and SP-103 have not exceeded five percent of net sales. Accordingly, Oishi and Itochu have the right to terminate the Product Development Agreement and Commercial Supply Agreement. As of the date of this proxy statement/prospectus, neither Oishi nor Itochu has exercised its right of termination.

If we fail to achieve the milestones under the Product Development Agreement, we may lose our exclusivity rights or the counterparty may have the right to terminate the agreement, any of which could adversely affect our business, financial condition and results of operations.
We rely on third parties to conduct our clinical trials and intend to rely on third parties to conduct all of our future clinical trials. If these third parties do not successfully carry out their contractual duties, fail to comply with applicable regulatory requirements or meet expected deadlines, we may be unable to obtain regulatory approval for our product candidates.
We currently do not have the ability to independently conduct any clinical trials. The FDA and regulatory authorities in other jurisdictions require us to comply with regulations and standards, commonly referred to as good clinical practice (“GCP”) requirements for conducting, monitoring, recording and reporting the results of clinical trials, in order to ensure that the data and results are scientifically credible and accurate and that the trial subjects are adequately informed of the potential risks of participating in clinical trials. We rely on medical institutions, clinical investigators, contract laboratories and other third parties, such as contract research organizations (“CROs”), to conduct GCP-compliant clinical trials of our product candidates properly and on time. While we have agreements governing their activities, we control only certain aspects of their activities and have limited influence over their actual performance. The third parties with whom we contract for execution of our GCP-compliant clinical trials play a significant role in the conduct of these studies and trials and the subsequent collection and analysis of data. These third parties are not our employees and, except for restrictions imposed by our contracts with such third parties, we have limited ability to control the amount and timing of resources that they devote to our programs. Although we rely on these third parties to conduct our GCP-compliant clinical trials, we remain responsible for ensuring that each of our clinical trials is conducted in accordance with our investigational plan and protocol and applicable laws and regulations, and our reliance on the CROs does not relieve us of our regulatory responsibilities. For any violations of laws and regulations in the conduct of our preclinical studies and clinical trials, we could be subject to warning letters or enforcement actions that may include civil penalties up to and including criminal prosecution.
Many of the third parties with whom we contract may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other drug development activities that could harm our competitive position. We face the risk of potential unauthorized disclosure or infringement, misappropriation or other violation of our intellectual property by CROs, which may reduce our trade secret and intellectual property protection and allow our potential competitors to access and exploit our proprietary technology.
Further, any of these third parties may terminate their engagements with us or be unable to fulfill their contractual obligations. If the third parties conducting our clinical trials do not adequately perform their contractual duties or obligations, experience significant business challenges, disruptions or failures, do not meet expected deadlines, terminate their agreements with us or need to be replaced, or if the quality or accuracy of the data they obtain is compromised due to their failure to adhere to our protocols or to GCPs, or for any other reason, we may need to enter into new arrangements with alternative third parties. This could be difficult, costly or impossible, and our clinical trials may need to be extended, delayed, terminated or repeated. As a result, we may not be able to obtain regulatory approval or successful commercialization in a timely fashion, or at all, for the applicable product candidate. Our financial results and the commercial prospects for our product candidates would be harmed, our costs could increase, and our ability to generate revenue could be delayed.
We may in the future enter into collaborations, in-licensing arrangements, joint ventures, or strategic alliances with third-parties that may not result in the development of commercially viable products or the generation of significant future revenues.
Our business is substantially dependent upon the intellectual property licensed from Oishi and Itochu. In the ordinary course of our business, we may enter into collaborations, additional in-licensing arrangements (such as, for example, the Romeg Agreement), joint ventures, or strategic alliances to develop proposed products and to pursue new markets.

Proposing, negotiating and implementing collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships may be a lengthy and complex process. Other companies, including those with substantially greater financial, marketing, sales, technology or other business resources, may compete with us for these opportunities or arrangements. We may not identify, secure or complete any such transactions or arrangements in a timely manner, on a cost-effective basis, on acceptable terms, or at all, and may not realize the anticipated benefits of any such transactions or arrangements.
Additionally, with respect to current and future collaborations, we may not be in a position to exercise sole decision-making authority regarding the transaction or arrangement, which could create the potential risk of creating impasses on decisions, and our collaborators may have economic or business interests or goals that are, or that may become, inconsistent with our business interests or goals. It is possible that conflicts may arise with our collaborators, such as conflicts concerning the achievement of performance milestones, or the interpretation of significant terms under any agreement, such as those related to financial obligations or the ownership or control of intellectual property developed during the collaboration. If any conflicts arise with our current or future collaborators, they may act in their self-interest, which may be adverse to our best interest, and they may breach their obligations to us. In addition, we have limited control over the amount and timing of resources that our current collaborators or any future collaborators devote to our collaborators’ or our future products. Disputes between us and our collaborators may result in litigation or arbitration which would increase our expenses and divert the attention of our management. Further, these transactions and arrangements are contractual in nature and may be terminated or dissolved under the terms of the applicable agreements and, in such event, we may not continue to have rights to the products relating to such transaction or arrangement or may need to purchase such rights at a premium.
Delays in clinical trials could result in increased costs to us and delay our ability to obtain commercial approval and generate additional revenue.
Before obtaining marketing approval for the sale of our product candidates, we must conduct extensive clinical trials to demonstrate the safety and efficacy of our product candidates for their intended indications. Clinical testing is expensive, time-consuming and uncertain as to outcome. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. A failure of one or more clinical trials can occur at any stage of testing. Events that may prevent successful or timely completion of clinical development include:
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delays in obtaining regulatory authorizations to commence a clinical trial or reaching a consensus with regulatory authorities on trial design;

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delays in identifying prospective clinical investigators or clinical trial sites that have necessary qualifications, interest and capacity to perform a requested protocol;

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delays in reaching agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites;

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delays in obtaining approval from one or more institutional review boards (“IRBs”);

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IRBs refusing to approve, suspending or terminating the trial at the investigational site, precluding enrollment of additional subjects, or withdrawing their approval of the trial;

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changes to the clinical trial protocol;

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delays in recruiting suitable subjects to participate in our clinical trials;

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failure by us, any CROs we engage or any other third parties to adhere to clinical trial requirements;

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failure to perform in accordance with GCPs;

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delays in the testing, validation, manufacturing and delivery of our product candidates to the clinical sites, including delays by third parties with whom we have contracted to perform certain of those functions;

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delays in subjects completing participation in a trial or returning for post-treatment follow-up, including, for example, as a result of reluctance to visit medical facilities as a result of the COVID-19 pandemic;

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clinical trial sites or subjects dropping out of a trial;

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lack of adequate funding to continue the trial;

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selection of clinical endpoints that require prolonged periods of clinical observation or analysis of the resulting data;

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subjects experiencing severe or unexpected drug-related adverse effects;

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imposition of a clinical hold by regulatory authorities as a result of a serious adverse event, after an inspection of our clinical trial operations, trial sites or manufacturing facilities, or for other reasons;

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occurrence of serious adverse events in our trials or in trials of the same class of agents conducted by other sponsors;

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changes in regulatory requirements or guidance that require amending or submitting new clinical protocols;

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a facility manufacturing our product candidates or any of their components being ordered by the FDA to temporarily or permanently shut down due to violations of cGMP regulations or other applicable requirements;

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any changes to our manufacturing process that may be necessary or desired;

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third-party clinical investigators losing the licenses or permits necessary to perform our clinical trials, not performing our clinical trials on our anticipated schedule or consistent with the clinical trial protocol, GCP, or other regulatory requirements;

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third-party contractors not performing data collection or analysis in a timely or accurate manner; or

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third-party contractors becoming debarred or suspended or otherwise penalized by the FDA or other government or regulatory authorities for violations of regulatory requirements, in which case we may need to find a substitute contractor, and we may not be able to use some or all of the data produced by subcontractors in support of our marketing applications.

We could also encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such trials are being conducted, by a Data Safety Monitoring Board for such trial or by the FDA. Such authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, participants being exposed to unacceptable health risks, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. In addition, changes in regulatory requirements and policies may occur, and we may need to amend clinical trial protocols to comply with these changes. Amendments may require us to resubmit our clinical trial protocols to IRBs for reexamination, which may impact the costs, timing or successful completion of a clinical trial.
Our product development costs will increase if we experience delays in testing or marketing approvals. The FDA and other regulatory agencies may impose new or refined testing expectations based on experience and increased knowledge over time. In addition, if we make manufacturing or other changes to our product candidates, we may need to conduct additional studies to bridge our modified product candidates to earlier versions. We do not know whether any of our clinical trials, including our planned clinical trials of SP-103, SP-104 and SEMDEXA, will begin or continue as planned, will need to be restructured or will be completed on schedule, or at all. We may not have the necessary capabilities, including adequate staffing, to successfully manage the execution and completion of any clinical trials we initiate in a way that leads to our obtaining marketing approval for our product candidates in a timely manner, or at all. Significant clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do and impair our ability to successfully commercialize our product candidates.
We face potential business disruptions and related risks resulting from the COVID-19 pandemic, which could have a material adverse effect on our business, financial condition and results of operations.
In December 2019, a novel strain of coronavirus, or SARS-CoV-2, was reported to have surfaced in Wuhan, China. SARS-CoV-2 is the virus that causes COVID-19. The COVID-19 outbreak has grown into a global pandemic that has impacted countries throughout the world. Financial markets have been experiencing extreme fluctuations that may cause a contraction in available liquidity globally as important segments of the credit markets react to the development. The pandemic may lead to a decline in business and consumer confidence. The global outbreak of COVID-19 continues to rapidly evolve. As a result, businesses have closed or limited operations and limits have been placed on travel. The extent to which COVID-19 may impact our business, clinical trials and sales of ZTlido will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease and variants, the duration of the outbreak, travel restrictions and social distancing in the United States and other countries, business closures or business disruptions and the effectiveness of actions taken in the United States and other countries to contain and treat the disease.
We are monitoring the potential impact of the COVID-19 outbreak, and if COVID-19 or variants of concern continue to spread globally, including in the United States, we may experience disruptions that could severely impact the development of our product candidates, including:
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delays or difficulties in enrolling patients in our clinical trials as patients may be reluctant, or unable, to visit clinical sites;

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delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators, clinical site staff and potential closure of clinical facilities;

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decreases in patients seeking treatment for chronic pain;

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delays in receiving approval from local regulatory authorities to initiate our planned clinical trials;

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delays in clinical sites receiving the supplies and materials needed to conduct our clinical trials, including interruption in global shipping that may affect the transport of clinical trial materials;

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changes in local regulations as part of a response to the COVID-19 outbreak, which may require us to change the ways in which our clinical trials are conducted, which may result in unexpected costs, or cause us to discontinue the clinical trials altogether;

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diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials;

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risk that participants enrolled in our clinical trials will acquire COVID-19 while the clinical trial is ongoing, which could impact the results of the clinical trial, including by increasing the number of observed adverse events;

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delays in necessary interactions with local regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government employees; and

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interruption of key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by federal or state governments, employers and others.

Quarantines, shelter-in-place and similar government orders, or the perception that such orders, shutdowns or other restrictions on the conduct of business operations could occur, related to COVID-19 or other infectious diseases could impact personnel at third-party suppliers in the United States and other countries, or the availability or cost of materials, which would disrupt our supply chain. Any manufacturing supply interruption of materials could adversely affect our ability to conduct ongoing and future research and testing activities. For example, we obtain our commercial supply of ZTlido and our clinical supply of SP-103 exclusively from Oishi and Itochu in Japan. The COVID-19 pandemic may result in delays in the procurement and shipping of ZTlido, which may have an adverse impact on our operating results.
On September 24, 2021, the Safer Federal Workforce Task Force issued written guidance to implement Executive Order 14042, which was signed by President Biden on September 9, 2021. A number of federal courts have issued orders enjoining enforcement of the Executive Order, including one on a nationwide basis. As a result, the government stated that it will take no action to enforce the requirements of the Executive Order at this time. As a federal contractor, we have mandated that all of our employees and, in addition, contractors that enter our U.S. buildings and certain other locations, be fully vaccinated against COVID-19, subject to disability and religious exemptions, by December 8, 2021. Despite the government’s no-action position, we continue to comply with the Executive Order. We may experience workforce constraints due to shortages of vaccinated personnel, strains on the labor market, limitations on hiring new employees and difficulty retaining and securing employees who are vaccinated, all of which could negatively affect our business and operations.
The spread of COVID-19, which has caused a broad impact globally, may materially affect us economically. While the potential economic impact brought by, and the duration of, COVID-19 may be difficult to assess or predict, a widespread pandemic could result in significant disruption of global financial markets, which could in the future negatively affect our liquidity. In addition, a recession or market correction resulting from the spread of COVID-19 could materially affect our business and the value of the New Scilex Common Stock.
In addition, the continued spread of COVID-19 globally could materially and adversely impact our operations, including without limitation, our manufacturing and supply chain, sales and marketing efforts, sales of ZTlido, travel and employee health and availability, which may have a material and adverse effect on our business, financial condition and results of operations.
Even if we complete the necessary clinical trials, we cannot predict when, or if, we will obtain regulatory approval for our product candidates and the approval may be for a more narrow indication than we seek.
We cannot commercialize our product candidates until the appropriate regulatory authorities have reviewed and approved the product candidates. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state and local statutes and regulations require the expenditure of substantial time and financial resources and we may not be able to obtain the required regulatory approvals. Even if our product candidates meet the safety and efficacy endpoints in clinical trials, the regulatory authorities may not complete their review processes in a timely manner, or we may not be able to obtain regulatory approval. Additional delays may result if an FDA advisory committee, if convened, recommends non-approval or restrictions on approval. In addition, we may experience delays or rejections based upon additional government regulation from future legislation or administrative action or changes in regulatory authority policy or data requirements during the period of product development, clinical trials and the regulatory review process.
Even if we receive regulatory approval, the FDA may approve a product candidate for more limited indications than requested or they may impose significant limitations in the form of narrow indications, warnings or a Risk Evaluation and Mitigation Strategy (“REMS”). The FDA may require labeling that includes precautions or contra-indications with respect to conditions of use, or may grant approval subject to the performance of costly post-marketing clinical trials. In addition, the FDA may not approve the labeling claims that are necessary or desirable for the successful commercialization of our product candidates. Any of the foregoing scenarios could materially harm the commercial prospects for our product candidates.
Additionally, if the results of any clinical trials are inconclusive or if there are safety concerns or serious adverse events associated with our product candidates, we may:
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be delayed or fail in obtaining marketing approval for our product candidates;

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obtain approval for indications or patient populations that are not as broad as we intended or desired;

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obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;

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be subject to changes in the way the products are administered;

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be required to perform additional clinical trials to support approval or be subject to additional post-marketing testing requirements;

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have regulatory authorities withdraw, or suspend, their approval of the product or impose restrictions on its distribution in the form of a modified REMS;

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be sued and held liable for harm caused to patients; or

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experience damage to our reputation.

We may find it difficult to enroll or maintain patients in our clinical trials, which could delay or prevent us from proceeding with clinical trials of our product candidates.
Identifying and qualifying patients to participate in any clinical trials of our product candidates is critical to our success. The timing of any clinical trials depends on our ability to recruit patients and to complete required follow-up periods. If patients are unwilling to participate in our clinical trials due to negative publicity from adverse events, competitive clinical trials for similar patient populations, or for other reasons, the timeline for recruiting patients, conducting trials and potentially obtaining regulatory approval may be delayed. We may also experience delays if patients withdraw from a clinical trial or do not complete the required monitoring period. These delays could result in increased costs, delays in advancing our product candidates, delays in testing the effectiveness of our product candidates or termination of clinical trials altogether.
Patient enrollment is affected by many factors, including:
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the size and nature of the patient population;

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the proximity of patients to clinical sites;

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the eligibility and exclusion criteria for the trial;

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the design of the clinical trial;

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competing clinical trials;

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the risk that enrolled patients will not complete a clinical trial;

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ability to monitor patients adequately during and after treatment;

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potential disruptions caused by the COVID-19 pandemic, including difficulties in initiating clinical sites, enrolling and retaining participants, diversion of healthcare resources away from clinical trials, travel or quarantine policies that may be implemented and other factors;

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our ability to recruit clinical trial investigators with the appropriate competencies and experience; and

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clinicians’ and patients’ perceptions as to the potential advantages of the product candidate in relation to other available products.

The conditions for which we currently plan to evaluate our product candidates are common but the eligibility criteria of our clinical trials limit the pool of available trial participants. For example, we experienced a delay in the enrollment of our now completed SEMDEXA Phase 3 clinical trial in sciatica due to the selective eligibility criteria in place to reduce the placebo effect and the impacts of COVID-19, and may experience similar issues with enrollment of our other planned clinical trials.
In addition, our clinical trials will compete with other clinical trials for product candidates that are in the same therapeutic areas as our product candidates, and this competition will reduce the number and types of patients available to it, because some patients who have opted to enroll in our trials may instead opt to enroll in a trial being conducted by a competitor. We may conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials at such clinical trial sites.
The incidence and prevalence for target patient populations of our product candidates are based on estimates and third-party sources. If the market opportunities for our product candidates are smaller than we estimate or if any approval that we obtain is based on a narrower definition of the patient population, our revenue and ability to achieve profitability might be materially and adversely affected.
Periodically, we make estimates regarding the incidence and prevalence of target patient populations of our product candidates based on various third-party sources and internally generated analyses and use such estimates in making decisions regarding our product development strategy, including acquiring or in-licensing product candidates and determining indications on which to focus in preclinical studies or clinical trials.
These estimates may be inaccurate or based on imprecise data. For example, the total addressable market opportunities will depend on, among other things, acceptance by the medical community and patient access, drug pricing and reimbursement. The number of patients in the addressable markets may turn out to be lower than expected, patients may not be otherwise amenable to treatment with our product candidates, or new patients may become increasingly difficult to identify or gain access to, all of which may significantly harm our business, financial condition, results of operations and prospects.
We face significant competition and our competitors may discover, develop or commercialize products faster or more successfully than us.
The biotechnology and pharmaceutical industries are characterized by intense competition and rapid technological advances. In addition, the competition in the pain management market, and other relevant markets, is intense.
ZTlido and our product candidate, SP-103, face and will likely face competition from prescription and generic topical lidocaine patches, including Lidoderm® (a branded, prescription 5% lidocaine patch product) (“Lidoderm”) and generic lidocaine patches manufactured by Mylan N.V., Teva Pharmaceutical Industries Limited (“Teva”) and Par Pharmaceutical, Inc. Additionally, SP-103, if approved, will likely compete with various opioid pain medications, nonsteroidal anti-inflammatory drugs (“NSAIDs”), muscle relaxants, antidepressants and anticonvulsants particularly as we seek approval for the treatment of acute LBP.
SEMDEXA, if approved, has the potential to become the first FDA-approved epidural steroid product for the treatment of sciatica. While there are currently no FDA approved epidural steroid injections indicated for the treatment of sciatica, Scilex is aware of certain non-steroid product candidates in development. SEMDEXA, if approved, also will compete with various opioid pain medications, NSAIDs, muscle relaxants, antidepressants, anticonvulsants and surgical procedures. Procedures may include nerve blocks and transcutaneous electrical nerve stimulations. We may also face indirect competition from the off-label and unapproved use of branded and generic injectable steroids.
While there are currently no formulations containing naltrexone in clinical development for the treatment of fibromyalgia, Scilex is aware of certain non-opioid therapeutics currently in a late-stage phase 3 pipeline containing two 505(b)(2) development programs. Our product candidate, SP-104, will likely face direct competition from these candidates.
We expect that the market will become increasingly competitive in the future. Many of our competitors, either alone or together with their collaborative partners, operate larger research and development programs and have substantially greater financial resources than we do, as well as significantly greater experience in: developing product candidates and technologies, undertaking preclinical studies and clinical trials, obtaining FDA and other regulatory approvals of product candidates, formulating and manufacturing product candidates, and launching, marketing and selling product candidates.
Additional mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated in our competitors. As a result, these companies may obtain regulatory approval more rapidly than we are able to and may be more effective in selling and marketing their products as well. Smaller or early-stage companies or generic or biosimilar pharmaceutical manufacturers may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. Our commercial opportunity could be reduced or eliminated if our competitors succeed in developing, acquiring or licensing on an exclusive basis, products that are more effective or less costly than any product candidate that we are currently developing or that we may develop.

If approved, our product candidates will face competition from commercially available drugs as well as drugs that are in the development pipelines of our competitors and later enter the market.
Established pharmaceutical companies may invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds that could make our product candidates less competitive. Accordingly, our competitors may succeed in obtaining patent protection, receiving FDA approval or discovering, developing and commercializing medicines before we do, which would have a material adverse impact on our business, financial condition and results of operations.
The third-party payor coverage and reimbursement status of newly approved products is uncertain. Failure to obtain or maintain coverage and adequate reimbursement for ZTlido, GLOPERBA or our product candidates, if approved, could decrease our ability to generate product revenue.
There is significant uncertainty related to the third-party coverage and reimbursement of existing and newly approved products. Market acceptance and sales of ZTlido, GLOPERBA and our product candidates, if approved, in domestic markets will depend significantly on the availability of coverage and adequacy of reimbursement from third-party payors, including government programs (such as Medicare and Medicaid) and private payor healthcare and insurance programs. In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors. Coverage and reimbursement for ZTlido can differ significantly from payor to payor, and we may not be able to maintain adequate coverage and reimbursement in the future.
Further, obtaining coverage and reimbursement approval for a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide supporting scientific, clinical and cost-effectiveness data for the use of our products to each third-party payor separately, with no assurance that coverage and adequate reimbursement will be obtained or applied consistently. We may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement. Additionally, coverage may be more limited than the purposes for which the product is approved by the FDA or similar regulatory authorities outside of the United States. Assuming that coverage is obtained for a given product, the resulting reimbursement rates might not be adequate or may require co-payments or co-insurance that patients find unacceptably high. Patients, physicians, and other healthcare providers may be less likely to prescribe, dispense or use, as applicable, any approved product unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost.
The market for our products will depend significantly on access to third-party payors’ drug formularies for which third-party payors provide coverage and reimbursement. The industry competition to be included in such formularies often leads to downward pricing pressures on pharmaceutical companies. Also, third-party payors may refuse to include a particular branded product in their formularies or otherwise restrict patient access to a branded product when a less costly generic equivalent or other alternative is available.
In addition, even if we obtain adequate levels of reimbursement, third-party payors carefully review and increasingly question the coverage of, and challenge the prices charged for, products. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Increasingly, third-party payors are requiring that pharmaceutical companies provide them with predetermined discounts from list prices and are challenging the prices for products. We cannot be sure that coverage and reimbursement will be available for any product candidate that we commercialize and, if reimbursement is available, what the level of reimbursement will be. If coverage and reimbursement of our product candidates are unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, we may be unable to achieve or sustain profitability. Furthermore, the requirements governing medical product pricing vary widely from country to country. In some foreign countries, the proposed pricing for a prescription device must be approved before it may be lawfully marketed. Historically, products launched in the European Union do not follow price structures of the United States and generally prices tend to be significantly lower.
Our product candidate SEMDEXA is expected to be a physician-administered injectable viscous gel and as such, separate reimbursement for the product itself may not be available. Instead, if SEMDEXA receives regulatory approval, the administering physician may be reimbursed only for providing the treatment or procedure in which SEMDEXA is used. To the extent separate coverage and reimbursement should become available for SEMDEXA, we anticipate that it will be sold to physicians on a “buy and bill” basis. Buy and bill products must be purchased by healthcare providers before they can be administered to patients. Healthcare providers subsequently must seek reimbursement for the product from the applicable third-party payor, such as Medicare or a health insurance company. Healthcare providers may be reluctant to administer our product candidates, if approved, because they would have to fund the purchase of the product and then seek reimbursement, which may be lower than their purchase price, or because they do not want the additional administrative burden required to obtain reimbursement for the product.
Further, the codes used by providers to bill for SEMDEXA, if approved, could also affect reimbursement. J-Codes are codes maintained by the Centers for Medicare and Medicaid Services (“CMS”), which are a component of the Healthcare Common Procedure Coding System and are typically used to report injectable drugs that ordinarily cannot be self-administered. We do not have a specific J-Code for any of our product candidates. If our product candidates are approved, we may apply for one but cannot guarantee that a J-Code will be granted. To the extent separate coverage or reimbursement is available for any product candidate, if approved, and a specific J-Code is not available, physicians would need to use a non-specific miscellaneous J-Code to bill third-party payors for these physician-administered drugs. Because miscellaneous J-Codes may be used for a wide variety of products, health plans may have more difficulties determining the actual product used and billed for the patient. These claims must often be submitted with additional information and manually processed, which can create delays in claims processing times as well as increasing the likelihood for claim denials and claim errors.
Because we have multiple programs and product candidates in our development pipeline and are pursuing a variety of target indications and treatment approaches, we may expend our limited resources to pursue a particular product candidate and fail to capitalize on development opportunities or product candidates that may be more profitable or for which there is a greater likelihood of success.
Apart from our FDA-approved product, ZTlido, we currently have several product candidates that are at various stages of development. We have limited financial and management resources. As a result, we may forego or delay pursuit of opportunities with potential target indications or product candidates that later prove to have greater commercial potential than our current and planned development programs and product candidates.
We strive to progress product candidates that can address unmet or underserved medical needs and favor those candidates with large market opportunities. However, our resource allocation decisions may cause us to fail to capitalize on viable commercial product candidates or profitable market opportunities. Our spending on current and future research and development programs and other future product candidates for specific indications may not yield any commercially viable future product candidates. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may be required to relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such future product candidates.
Additionally, we may pursue additional in-licenses or acquisitions of product candidates or programs, which entails additional risk to us. Identifying, selecting and acquiring promising product candidates requires substantial technical, financial and human resources expertise. Efforts to do so may not result in the actual acquisition or license of a successful product candidate, potentially resulting in a diversion of our management’s time and the expenditure of our resources with no resulting benefit. For example, if we are unable to identify programs that ultimately result in approved products, we may spend material amounts of our capital and other resources evaluating, acquiring and developing products that ultimately do not provide a return on our investment.
Drug development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results.
Clinical testing is expensive, difficult to design and implement, and can take many years to complete, in part because it is subject to rigorous regulatory requirements. The FDA or other regulatory authorities may not agree with the proposed analysis plans or trial design for the clinical trials of our product candidates. They may also not agree with the scope of our proposed investigational plan. In addition, the outcome of our clinical trials is risky and uncertain. Failure can occur at any time during the clinical trial process. The results of preclinical studies and early clinical trials may not be predictive of the results of later-stage clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. It is not uncommon for companies in the pharmaceutical industry to suffer significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. Our future clinical trial results may not be successful.
This product candidate development risk is heightened by any changes in the planned clinical trials compared to the completed clinical trials. As product candidates are developed through preclinical to early and late stage clinical trials towards approval and commercialization, it is customary that various aspects of the development program, such as manufacturing and methods of administration, are altered along the way in an effort to optimize processes and results. While these types of changes are common and are intended to optimize the product candidates for late stage clinical trials, approval and commercialization, such changes carry the risk that they will not achieve their intended objectives.
A Phase 3 trial was completed for SEMDEXA for the treatment of sciatica, a Phase 2 trial commenced in the second quarter of 2022 for SP-103, and multiple Phase 1 trials were initiated in the first quarter of 2022 for SP-104. We may not have the necessary capabilities, including adequate staffing, to successfully manage the execution and completion of such clinical trials in a way that leads to our obtaining marketing approval for our product candidates in a timely manner, or at all. Our clinical trials may produce negative or inconclusive results, and, in the future, we may decide, or regulators may require us, to conduct additional clinical trials and preclinical studies in addition to those we have planned.
In March 2022, we announced final results from our Phase 3 trial for SEMDEXA, which results reflect achievement of primary and secondary endpoints, and we intend to use the results to support an NDA submission seeking approval for the treatment of sciatica. However, the FDA may disagree with our assumptions and require us to conduct an additional Phase 3 trial before submitting an NDA. Our failure to adequately demonstrate the safety and effectiveness of our product candidates would prevent receipt of regulatory clearance or approval and, ultimately, the commercialization of that product or indication for use.
Interim “top-line” and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.
From time to time, we may publish interim “top-line” or preliminary data from our clinical trials, which are based on a preliminary analysis of then-available data. Preliminary or interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Preliminary or interim data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. In some instances, there can be significant variability in safety or efficacy results between different clinical trials or clinical trial sites for the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the dosing regimen and other clinical trial procedures and the rate of dropout among clinical trial participants. As a result, interim and preliminary data should be viewed with caution until the final data are available. Adverse differences between preliminary or interim data and final data could significantly harm our business, financial condition and results of operations.
Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our company in general. Data disclosures must be carefully managed to conform to limitations on preapproval promotion and laws related to clinical trial registration and posting of results. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and stockholders may not agree with what we determine is the material or otherwise appropriate information to include in our disclosure, and any information we determine not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular drug, product, product candidate or our business. If the “top-line” data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, our product candidates may be harmed, which could harm our business, financial condition and results of operations.
Our clinical trials may fail to demonstrate substantial evidence of the safety and efficacy of product candidates that we may identify and pursue for their intended uses, which would prevent, delay or limit the scope of regulatory approval and commercialization.
Before obtaining regulatory approvals for the commercial sale of any of our product candidates, we must demonstrate through lengthy, complex and expensive non-clinical studies, pre-clinical studies and clinical trials that the applicable product candidate is both safe and effective for use in each target indication. Each product candidate must demonstrate an adequate risk versus benefit profile in its intended patient population and for its intended use.
Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical development process. Most product candidates that begin clinical trials are never approved by regulatory authorities for commercialization.
We cannot be certain that our current clinical trials or any other future clinical trials will be successful. Additionally, any safety concerns observed in any one of our clinical trials in our targeted indications could limit the prospects for regulatory approval of our product candidates in those and other indications, which could have a material adverse effect on our business, financial condition and results of operations. In addition, even if such clinical trials are successfully completed, we cannot guarantee that the FDA or comparable non-U.S. regulatory authorities will interpret the results as we do, and more trials could be required before we submit our product candidates for approval. To the extent that the results of the trials are not satisfactory to the FDA or comparable non-U.S. regulatory authorities for support of a marketing approval, we may be required to expend significant resources, which may not be available to us, to conduct additional trials in support of potential approval of our product candidates. Even if regulatory approval is secured for a product candidate, the terms of such approval may limit the scope and use of the specific product candidate, which may also limit its commercial potential.
Even if we obtain FDA approval for any of our product candidates in the United States, we may never obtain approval for or commercialize any of them in any other jurisdiction, which would limit our ability to realize their full market potential.
In order to market any products in any particular jurisdiction, we must establish and comply with numerous and varying regulatory requirements on a country-by-country basis regarding safety and efficacy.
Approval by the FDA in the United States does not ensure approval by regulatory authorities in other countries or jurisdictions. However, the failure to obtain approval in one jurisdiction may negatively impact our ability to obtain approval elsewhere. In addition, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not guarantee regulatory approval in any other country. In cases where data from United States clinical trials are intended to serve as the basis for marketing approval in the foreign countries, the standards for clinical trials and approval may be different.
Approval processes vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking foreign regulatory approval could result in difficulties and increased costs for us and require additional preclinical studies or clinical trials, which could be costly and time-consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our products in those countries. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals, or if regulatory approvals in international markets are delayed, our target market will be reduced and our ability to realize the full market potential of any product we develop will be impeded.

Our business may suffer reputational harm due to failures of our product candidates.
The failure of any of our product candidates could have a lasting negative impact on our reputation, which could, in turn, impact our ability to successfully enter into future licensing arrangements or other transactions with potential counterparties, raise future capital or attract key personnel to join us. As a result, our business and prospects would be materially harmed and our results of operations and financial condition would likely suffer materially.
ZTlido and GLOPERBA may have undesirable properties that could result in significant negative consequences, and our product candidates may cause undesirable side effects that could delay or prevent their regulatory approval.
As is the case with pharmaceuticals generally, it is likely that there may be side effects and adverse events associated with ZTlido, GLOPERBA and our product candidates. In the event that ZTlido or GLOPERBA is identified to have undesirable side effects, a number of potentially significant negative consequences could occur. Regulatory authorities may withdraw their approval of the product or seize the product. Restrictions may be imposed on the manufacturing or marketing of ZTlido or GLOPERBA or any component thereof, including the imposition of a REMS plan that may require creation of a Medication Guide outlining the risks of such side effects for distribution to patients, as well as elements to assure safe use of the product, such as a patient registry and training and certification of prescribers. Any of these events could damage our reputation and prevent us from achieving or maintaining market acceptance of ZTlido or GLOPERBA.
In the clinical trials we conduct with our product candidates, patients may experience changes in their health, including illnesses, injuries, discomforts or a fatal outcome. Often, it is not possible to determine whether the product candidate being studied caused or was associated with these conditions. In addition, it is possible that as we test our clinical products in larger, longer and more extensive clinical programs, or as use of these product candidates becomes more widespread if they receive regulatory approval, illnesses, injuries, discomforts and other adverse events that were observed in earlier clinical trials, as well as conditions that did not occur or went undetected in previous clinical trials, will be reported by subjects. Many times, side effects are only detectable after investigational products are tested in large-scale, Phase 3 clinical trial.
In the event that our product candidates reveal an unacceptable severity and prevalence of these or other side effects, the clinical trials could be suspended or terminated and the FDA could order us to cease further development of or deny approval of our product candidates, for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and results of operations significantly.
ZTlido, GLOPERBA and our product candidates are complex and difficult to manufacture. We could experience delays in satisfying regulatory authorities or manufacturing problems that result in delays in our development or commercialization programs, limit the supply of our product candidates, or otherwise harm our business.
We currently depend on contract manufacturers to conduct the manufacturing and supply activities for ZTlido, GLOPERBA and our product candidates. Manufacturing these product candidates require facilities specifically designed for and validated for this purpose and sophisticated quality assurance and quality control procedures are necessary. Several factors could cause production interruptions, including equipment malfunctions, facility contamination, raw material shortages or contamination, natural disasters, disruption in utility services, human error or disruptions in the operations of our suppliers.
If contaminations are discovered in our supply of ZTlido, GLOPERBA or our product candidates or in the manufacturing facilities, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. We may not be successful in securing additional sources at all or on a timely basis, which could materially harm our development timelines. Any delay or interruption in the supply of clinical trial supplies could delay the completion of clinical trials, increase the costs associated with maintaining clinical trial programs and, depending upon the period of delay, require us to begin new clinical trials at additional expense or terminate clinical trials completely.

In addition, there are risks associated with large scale manufacturing for clinical trials or commercial scale including, among others, cost overruns, potential problems with process scale-up, process reproducibility, stability issues, compliance with cGMP, lot consistency and timely availability of raw materials. Slight deviations in the manufacturing process, including those affecting quality attributes and stability, may result in unacceptable changes in the product that could result in lot failures or product recalls. Lot failures or product recalls could cause us to delay clinical trials or product launches, which could be costly to us and otherwise harm our business, financial condition and results of operations.
Furthermore, our manufacturers may encounter problems hiring and retaining the experienced scientific, quality assurance, quality-control and manufacturing personnel needed to operate our complex manufacturing processes, which could result in delays in production or difficulties in maintaining compliance with applicable regulatory requirements. Any problems in our manufacturing process or facilities could make us a less attractive collaborator for potential partners, including larger biotechnology companies and academic research institutions, which could limit our access to additional attractive development programs. Problems in our manufacturing process could restrict our ability to meet potential future market demand for products, which could harm our business, financial condition and results of operations.
Risks Related to Scilex’s Business and Operations
There are risks to Vickers’s shareholders who are not affiliates of the Sponsor and become stockholders of New Scilex through the Business Combination rather than acquiring securities of Scilex directly in an underwritten public offering, including no independent due diligence review by an underwriter and conflicts of interest of the Sponsor.
New Scilex intends to apply to list its shares and warrants on Nasdaq, but the Business Combination is different from a traditional underwritten initial public offering. Among other things, there is no independent third-party underwriter selling the shares of New Scilex Common Stock, and, accordingly, the scope of due diligence conducted in conjunction with the Business Combination may be different than would typically be conducted in the event Scilex pursued an underwritten initial public offering. Before entering into the Merger Agreement, Vickers and Scilex performed a due diligence review of each other’s business, operations and disclosure. However, in a typical initial public offering, the underwriters of the offering conduct independent due diligence on the company to be taken public, and following the offering, the underwriters are subject to liability to private investors for any material misstatements or omissions in the registration statement. Due diligence reviews typically include an independent investigation of the background of the company, any advisors and their respective affiliates, review of the offering documents and independent analysis of the plan of business and any underlying financial assumptions. The lack of an independent due diligence review and investigation means that you must rely on the information included in this proxy statement/prospectus. Further, while potential investors in an initial public offering typically have a private right of action against the underwriters of the offering for any such material misstatements or omissions, there are no underwriters of New Scilex Common Stock that will be issued pursuant to the Business Combination and thus no corresponding right of action is available to investors in the Business Combination, for any material misstatements or omissions in this proxy statement/prospectus. Therefore, as an investor in the Business Combination, you may be exposed to increased risk when compared to investing in a traditional underwritten initial public offering.
If we are unable to retain our key executives, it may delay our development efforts and harm our business, financial condition and results of operations.
Our industry has experienced a high rate of turnover of management personnel in recent years. If we are not able to attract, retain and motivate key executives to accomplish our business objectives, we may experience constraints that will significantly impede our ability to raise additional capital and our ability to implement our overall business strategy. In particular, we are highly dependent upon our executive officers, including Jaisim Shah, our President and Chief Executive Officer, Henry Ji, Ph.D., our Executive Chairperson, Elizabeth Czerepak, our Executive Vice President, Chief Financial Officer and Chief Business Officer, Suketu D. Desai, Ph.D., our Chief Technical Officer, Suresh K. Khemani, our Senior Vice President and Chief Commercial Officer, and Dmitri Lissin, M.D., our Senior Vice President and Chief Medical Officer.

The loss of services of these executive officers could delay or prevent the successful development of our product pipeline, completion of our planned clinical trials and the successful commercialization of ZTlido and GLOPERBA.
Competition for key executives in the biotechnology and pharmaceuticals field is intense, due to the limited number of individuals who possess the skills and experience required by our industry. Many of the pharmaceutical companies against which we compete for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than we do. They may also provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to qualified candidates than what we have to offer. In addition, we may experience employee turnover as a result of the ongoing “great resignation” occurring throughout the U.S. economy, which has impacted job market dynamics. New hires require training and take time before they achieve full productivity. New employees may not become as productive as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals. Moreover, we conduct our operations in the San Francisco Bay Area, a region that is home to many other biopharmaceutical companies as well as many academic and research institutions, resulting in fierce competition for qualified personnel. As such, we could have difficulty attracting and retaining experienced executives and may be required to expend significant financial resources in our recruitment and retention efforts.
We may need to increase the size of our company and may not effectively manage our growth.
As of March 31, 2022, we had approximately 76 full-time employees. We may need to continue to expand our managerial, operational, sales and marketing, finance and other resources in order to manage our operations, clinical trials, research and development activities, regulatory filings, manufacturing and supply activities, and any marketing and commercialization activities, including co-promotion activities. Future growth would impose significant added responsibilities on members of management, including:
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identifying, recruiting, integrating, maintaining and motivating additional employees;

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managing our internal development efforts effectively, including the clinical, FDA and internal regulatory review process for our product candidates, while complying with our contractual obligations to contractors and other third parties; and

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improving our operational, financial and management controls, reporting systems and procedures.

Our future financial performance and our ability to commercialize our product candidates will depend, in part, on our ability to effectively manage any future growth, if any, which may cause a significant strain on our management, and our operational, financial and other resources. Our ability to manage our growth effectively will require us to implement and improve our operational, financial and management systems and to expand, train, manage and motivate our employees. These demands may require the hiring of additional management personnel and the development of additional expertise by management. Any increase in resources devoted to research and product development without a corresponding increase in our operational, financial and management systems could have a material adverse effect on our business, financial condition and results of operations.
Our insurance policies are expensive and protect us only from some business risks, which leaves us exposed to significant uninsured liabilities.
Although we endeavor to obtain appropriate insurance coverage for insurable risks that we identify, we do not carry insurance for all categories of risk that our business may encounter.
Insurance coverage is becoming increasingly expensive. We have observed rapidly changing conditions in the insurance markets relating to nearly all areas of traditional corporate insurance. Such conditions have resulted in higher premium costs, higher policy deductibles and lower coverage limits. We may not be able to maintain insurance coverage at a reasonable cost, or in sufficient amounts to protect us against losses due to liability. While we maintain property, casualty and general liability coverage, we do not carry specific biological or hazardous waste insurance coverage and our insurance policies specifically exclude coverage for damages and fines arising from biological or hazardous waste exposure or contamination. Accordingly, in the event of contamination or injury, we could be held liable for damages or be penalized with fines in an amount exceeding our resources, and our clinical trials or regulatory approvals could be suspended.
We do not know if we will be able to maintain existing insurance with adequate levels of coverage. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our business, financial condition and results of operations.
If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates.
Manufacturing and marketing of ZTlido and clinical testing of our product candidates may expose us to individual product liability claims, class action lawsuits or actions, and other individual or mass tort claims. For example, we may be sued if any product we develop allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. In addition, physicians may misuse our products with their patients if they are not adequately trained, potentially leading to injury and increased risk of product liability. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of risks inherent in the product, negligence, strict liability and a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates, if approved. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:
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loss of revenue from product sales;

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decreased demand for our product candidates or products that we develop;

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injury to our reputation;

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withdrawal of clinical trial participants;

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initiation of investigations by regulators;

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restrictions on labeling, the marketing or manufacturing of the product, withdrawal of the product from the market or voluntary or mandatory product recalls;

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costs to defend the related litigation;

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a diversion of management’s time and our resources;

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substantial monetary awards to trial participants or patients; and

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the inability to commercialize our product candidates.

Our inability to obtain and maintain sufficient product liability insurance at an acceptable cost and scope of coverage to protect against potential product liability claims could prevent or inhibit the commercialization of any products we develop. We currently carry product liability insurance covering use in our clinical trials in the amount of $10.0 million in the aggregate. Although we maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies also have various exclusions and deductibles, and we may be subject to a product liability claim for which we have no coverage. We will have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. Moreover, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses.
Any disruption in our research and development facilities could adversely affect our business, financial condition and results of operations.
Our principal executive offices are in the San Francisco Bay Area, California. Our facilities may be affected by natural or man-made disasters. Earthquakes are of particular significance since our facilities are located in an earthquake-prone area. We are also vulnerable to damage from other types of disasters, including power loss, attacks from extremist organizations, fires, floods and similar events. If our facilities are affected by a natural or man-made disaster, we may be forced to curtail our operations and/or rely on third-parties to perform some or all of our research and development activities. Although we believe we possess adequate insurance for damage to our property and the disruption of our business from casualties, such insurance may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, or at all. In the future, we may choose to expand our operations in either our existing facilities or in new facilities. If we expand our worldwide manufacturing locations, there can be no assurance that this expansion will occur without implementation difficulties, or at all.
We may seek to grow our business through acquisitions and may fail to realize the anticipated benefits of any acquisition, and acquisitions can be costly and dilutive.
Our success depends on our ability to continually enhance and broaden our product offerings in response to changing customer demands, competitive pressures, technologies and market pressures. Accordingly, from time to time we may expand our business and intellectual property portfolio through the acquisition of new businesses and technologies. We cannot assure that we will achieve anticipated benefits from any acquisition to justify the transaction.
Competition within our industry for acquisitions of businesses, technologies and assets may become intense. Even if we are able to identify an acquisition that we would like to consummate, we may not be able to complete the acquisition on commercially reasonable terms or the target may be acquired by another company. We may enter into negotiations for acquisitions that are not ultimately consummated. Those negotiations could result in diversion of management time and significant out-of-pocket costs.
The success of any acquisition depends on, among other things, our ability to combine our business with an acquired business in a manner that does not materially disrupt existing relationships and that allows us to achieve development and operational synergies. If we are unable to achieve these objectives, the anticipated benefits of an acquisition may not be realized fully, or at all, or may take longer to realize than expected. In particular, if we undertake such a transaction, we may issue dilutive securities, assume or incur debt obligations, incur large one-time expenses or acquire intangible assets that could result in significant future amortization expenses. As a result, an acquisition may not be accretive to our stock value or development pipeline in the near or long term.
We expect to incur higher development and regulatory costs, and additional costs integrating the operations and personnel of any companies we acquire, which cannot be estimated accurately at this time. If the total costs of the integration of our companies and advancement of acquired product candidates and technologies exceed the anticipated benefits of the acquisition, our business, financial condition and results of operations could be adversely affected.
International components of our business expose us to business, legal, regulatory, political, operational, financial and economic risks associated with conducting business outside of the United States.
We currently collaborate with international manufacturing partners and may potentially expand our business internationally in the future. The purchase and shipment of components from international sources subjects us to U.S. and foreign governmental trade, import and export, and customs regulations and laws.
Compliance with these regulations and laws is costly and exposes us to penalties for non-compliance. Other laws and regulations that can significantly impact us include various anti-bribery laws, including the U.S. Foreign Corrupt Practices Act (the “FCPA”), as well as export controls laws. Any failure to comply with applicable legal and regulatory obligations could impact us in a variety of ways that include, but are not limited to, significant criminal, civil and administrative penalties, including imprisonment of individuals, fines and penalties, denial of export privileges, seizure of shipments, restrictions on certain business activities and exclusion or debarment from government contracting.
Conducting business internationally involves a number of risks, including:
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multiple, sometimes conflicting and changing laws and regulations such as tax laws, export and import restrictions, employment laws, anti-bribery and anti-corruption laws, regulatory requirements and other governmental approvals, permits and licenses;

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difficulties in enforcing our intellectual property rights and in defending against third-party threats and intellectual property enforcement actions against us, our distributors or any of our third-party suppliers;

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failure by us or our distributors to obtain appropriate licenses or regulatory approvals for the sale or use of our product candidates, if approved, in various countries;

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difficulties in managing foreign operations;

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foreign currency exchange rate fluctuations;

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changes in duties and tariffs, license obligations and other non-tariff barriers to trade;

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the imposition of new trade restrictions;

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difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;

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complexities associated with managing multiple payor-reimbursement regimes or self-pay systems;

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natural disasters, political and economic instability, including wars, terrorism and political unrest, outbreak of disease, boycotts, curtailment of trade and other business restrictions; and

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failure to comply with the FCPA, including its books and records provisions and its anti-bribery provisions, and similar anti-bribery and anti-corruption laws in other jurisdictions, for example by failing to maintain accurate information and control over sales or distributors’ activities.

Any of these risks, if encountered, could significantly harm our future international expansion and operations and, consequently, negatively impact our business, financial condition and results of operations.
The increasing use of social media platforms presents new risks and challenges.
Social media is increasingly being used to communicate about our research, product candidates, investigational medicines and the diseases our product candidates and investigational medicines are being developed to treat. Social media practices in the biopharmaceutical industry continue to evolve and regulations relating to such use are not always clear. This evolution creates uncertainty and risk of non-compliance with regulations applicable to our business, resulting in potential regulatory actions against us. For example, patients may use social media channels to comment on their experience in an ongoing blinded clinical study or to report an alleged adverse event. When such disclosures occur, there is a risk that we may fail to monitor and comply with applicable adverse event reporting obligations or we may not be able to defend our business or the public’s legitimate interests in the face of the political and market pressures generated by social media due to restrictions on what we may say about our product candidates. There is also a risk of inappropriate disclosure of sensitive information or negative or inaccurate posts or comments about us on any social networking website. Furthermore, our employees, affiliates and/or business partners may use social media for their personal use, and their activities on social media or in other forums could result in adverse publicity for us. Any negative publicity as a result of social media posts, whether or not such claims are accurate, could adversely impact us. If any of these events were to occur or we otherwise fail to comply with applicable regulations, we could incur liability, face regulatory actions, or incur other harm to our business, financial condition and results of operations.
Our business and operations would suffer in the event of system failures.
Despite the implementation of security measures, our internal computer systems and those of our CROs and other contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, cybersecurity attacks or hacking, natural disasters, terrorism, war and telecommunication and electrical failures. While we have not experienced any such system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our product development programs or a loss of our trade secrets or other proprietary information. For example, the loss of clinical trial data from completed or ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur material legal claims and liability, damage to our reputation, suffer loss or harm to our intellectual property rights and the further research, development and commercial efforts of ZTlido, GLOPERBA and our product candidates, if approved, could be delayed. If we are held liable for a claim against which we are not insured or for damages exceeding the limits of our insurance coverage, whether arising out of cybersecurity matters, or from some other matter, that claim could have a material adverse effect on our business, financial condition and results of operations.
Further, a cybersecurity attack, data breach or privacy violation that leads to disclosure or modification of, or prevents access to, patient information, including personally identifiable information or protected health information, could harm our reputation, compel us to comply with federal and/or state breach notification laws and foreign law equivalents, subject us to mandatory corrective action, require us to verify the correctness of database contents and otherwise subject us to liability under laws and regulations that protect personal data, resulting in increased costs or loss of revenue. Our ability to effectively manage and maintain our internal business information, and to ship products to customers and invoice them on a timely basis, depends significantly on our enterprise resource planning system and other information systems. Portions of our information technology systems may experience interruptions, delays or cessations of service or produce errors in connection with ongoing systems implementation work. Cybersecurity attacks in particular are evolving and include, but are not limited to, threats, malicious software, ransom ware, attempts to gain unauthorized access to data and other electronic security breaches that could lead to disruptions in systems, misappropriation of confidential or otherwise protected information and corruption of data. If we are unable to prevent such cybersecurity attacks, data security breaches or privacy violations or implement satisfactory remedial measures, our operations could be disrupted, and we may suffer loss of reputation, governmental investigations, claims or litigation that may not be covered by insurance, financial loss and other regulatory penalties because of lost or misappropriated information, including sensitive patient data. In addition, these breaches and other inappropriate access can be difficult to detect, and any delay in identifying them may lead to increased harm of the type described above.
Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and results of operations.
As widely reported, global credit and financial markets have experienced volatility and disruptions in the past several years and especially in 2020 and 2021 due to the impacts of the COVID-19 pandemic, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. For example, an overall decrease in or loss of insurance coverage among individuals in the United States as a result of unemployment, underemployment or the repeal of certain provisions of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (the “ACA”), may decrease the demand for healthcare services and pharmaceuticals. If fewer patients seek medical care because they do not have insurance coverage, we may experience difficulties in any eventual commercialization of our product candidates and our business, results of operations, financial condition and cash flows could be adversely affected.
There can be no assurances that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult, more costly and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and price of our common stock, and could require us to delay or abandon clinical development plans.
Our ability to effectively monitor and respond to the rapid and ongoing developments and expectations relating to the environmental, social and governance matters, including related social expectations and concerns, may impose unexpected costs or results in reputational or other harm that could have a material adverse effect on our business.
There is an increasing focus from certain investors, employees, regulators, listing exchanges and other stakeholders concerning corporate responsibility and sustainability matters, specifically related to environmental, social and governance (“ESG”) factors. Some investors and investor advocacy groups may use these factors to guide investment strategies and, in some cases, investors may choose not to invest in us if they believe our policies relating to corporate responsibility are inadequate. Third-party providers of corporate responsibility ratings and reports on companies have increased to meet growing investor demand for measurement of corporate responsibility performance, and a variety of organizations currently measure the performance of companies on such ESG topics, and the results of these assessments are widely publicized. Investors, particularly institutional investors, use these ratings to benchmark companies against their peers, and major institutional investors have publicly emphasized the importance of ESG measures to their investment decisions. Topics taken into account in such assessments include, among others, companies’ efforts and impacts on climate change and human rights, ethics and compliance with law, diversity and the role of companies’ board of directors in supervising various sustainability issues. In light of investors’ increased focus on ESG matters, if we are perceived as lagging with respect to ESG initiatives, these investors may engage with us to improve ESG disclosures or performance and may also make voting decisions, or take other actions, to hold us and the New Scilex Board accountable.
In addition, there are rapid and ongoing developments and changing expectations relating to ESG matters, and the criteria by which our corporate responsibility practices are assessed may change, which could result in greater expectations of us and cause us to undertake costly initiatives to satisfy such new criteria. If we elect not to or are unable to adequately recognize and respond to such developments and governmental, societal, investor and consumer expectations relating to such ESG matters, we may miss corporate opportunities, become subject to additional scrutiny or incur unexpected costs. We may face risk of litigation or reputational damage in the event that our corporate responsibility procedures or standards do not meet the standards set by various constituencies.
We may also face reputational damage if we are unable to achieve an acceptable ESG or sustainability rating from third-party rating services. A low ESG or sustainability rating by a third-party rating service could also result in the exclusion of New Scilex Common Stock from consideration by certain investors who may elect to invest with our competitors instead. Ongoing focus on corporate responsibility matters by investors and other parties as described above may impose additional costs or expose us to new risks. Any failure or perceived failure by us in this regard could have a material adverse effect on our reputation and on our business, financial condition or results of operations, including the sustainability of our business over time, and could cause the market value of New Scilex Common Stock to decline.
Further, our emphasis on ESG issues may not maximize short-term financial results and may yield financial results that conflict with the market’s expectations. We may in the future make business decisions that may reduce our short-term financial results if we believe that the decisions are consistent with our ESG goals, which we believe will improve our financial results over the long-term. These decisions may not be consistent with the short-term expectations of our stockholders and may not produce the long-term benefits that we expect, in which case our business, financial condition and results of operations could be harmed.
Risks Related to Scilex’s Intellectual Property
We are substantially dependent on the intellectual property we in-license from Oishi and Itochu, and if we lose the right to license such intellectual property or if the Product Development Agreement is terminated for any reason, our ability to commercialize ZTlido and develop and commercialize SP-103 would be harmed.
Our business is substantially dependent upon the intellectual property licensed from Oishi and Itochu. Pursuant to the Product Development Agreement, we have been granted an exclusive, worldwide license (except with respect to Japan) under current and future intellectual property rights relating to ZTlido and SP-103 lidocaine tape products and the lidocaine in such products, including, among other things: (1) any patent applications, continuation applications, any issued or issuing patents, as well as any foreign patent applications, (2) all know-how, work product, trade secrets, invents, data, processes, techniques, procedures, compositions, devices, methods, formulas, protocols and information, whether patentable or not, (3) copyrightable works, copyrights and applications, registrations and renewals, (4) logos, trademarks, service marks, and all applications and registrations relating thereto, (5) other proprietary rights, (6) abbreviated new drug applications or other applications to market, and (7) any regulatory exclusivities or supplemental protection certificates. Our ability to commercialize ZTlido and develop SP-103 depends on the effectiveness and continuation of the Product Development Agreement. If we lose the right to license the intellectual property rights granted by the Product Development Agreement, our ability to develop ZTlido and SP-103 as well as new product candidates based on the licensed intellectual property would be harmed.
The Product Development Agreement imposes various development, regulatory and/or commercial diligence obligations, payments and other obligations. Oishi and Itochu have the right to terminate the Product Development Agreement under certain circumstances, including, among other things: (1) if we are in material breach of the agreement and the breach is not curable or if the breach is curable and we fail to cure such material breach within 180 days after notice requesting to cure; (2) if, at any time during the term of the Product Development Agreement, the market conditions are such that (a) our total net profits for ZTlido and SP-103 are equal to or less than five percent of our net sales of ZTlido and SP-103 for a period of four or more consecutive quarters, or (b) the economic viability of ZTlido and SP-103 is affected significantly as evidenced by documentation and substantial information by any external circumstances deemed detrimental to all parties as agreed to by us, on the one hand, and Oishi and Itochu, on the other hand, and the parties are unable to resolve the concerns under the foregoing clauses (a) and (b) after 30 days of good-faith discussion; and (3) in the event of our bankruptcy or assignment for the benefit of creditors. As of the date of this proxy statement/prospectus, Scilex’s net profits for ZTlido and SP-103 have not exceeded five percent of net sales. Accordingly, Oishi and Itochu have the right to terminate the Product Development Agreement and Commercial Supply Agreement. As of the date of this proxy statement/prospectus, neither Oishi nor Itochu has exercised its right of termination. If the Product Development Agreement is terminated for certain reasons, such as our material breach of the agreement, our bankruptcy, or lack of economic viability, we will be required to transfer all licensed intellectual property rights, including those relating to ZTlido and SP-103, to Oishi and Itochu or their designee, at our own cost and expense. The loss of such licenses could materially harm our business, financial condition and results of operations.
We recently entered into the Romeg Agreement for the in-licensing of certain intellectual property rights from Romeg with respect to the commercialization of GLOPERBA, and if we lose the right to license such intellectual property or if the Romeg Agreement is terminated for any reason, our ability to commercialize GLOPERBA would be harmed.
We recently entered into the Romeg Agreement for the in-licensing of certain intellectual property rights from Romeg with respect to the commercialization of GLOPERBA. Pursuant to the Romeg Agreement, we have been granted (1) the right to manufacture, promote, market, distribute and sell pharmaceutical products comprising liquid formulations of colchicine for the prophylactic treatment of gout in adult humans in the United States and (2) an exclusive, transferable license to use the trademark “GLOPERBA.” Under the Romeg Agreement, among other things, Romeg granted us (1) a transferable license, with the right to sublicense, under the patents and know-how specified therein to (a) commercialize the pharmaceutical product comprising liquid formulations of colchicine for the prophylactic treatment of gout in adult humans (the “Initial Licensed Product”) in the United States (including its territories) (the “Territory”), (b) develop other products comprising the Initial Licensed Product as an active pharmaceutical ingredient (together with the Initial Licensed Product, the “Licensed Products”) and commercialize any such products and (c) manufacture Licensed Products anywhere in the world, solely for commercialization in the Territory; and (2) an exclusive, transferable license, with right to sublicense, to use the trademark “GLOPERBA” and logos, designs, translations, and modifications thereof in connection with the commercialization of the Initial Licensed Product solely in the Territory. The license to know-how is exclusive for purposes of developing and commercializing Licensed Products in the Territory during the royalty term, but is otherwise non-exclusive. The license to patents is exclusive for purposes of developing and commercializing Licensed Products in the Territory until July 1, 2027 and, thereafter, is co-exclusive with Granules Pharmaceuticals, Inc. for the royalty term for such purposes. The royalty term begins on the date of the agreement and ends on the later of (i) expiration of the last to expire of the patents that covers the manufacture or commercialization of the Licensed Products in the Territory or (ii) the tenth anniversary of the date of the Romeg Agreement. Our ability to commercialize GLOPERBA and develop Licensed Products depends on the effectiveness and continuation of the Romeg Agreement. If we lose the right to license the intellectual property rights granted by the Romeg Agreement, our ability to develop GLOPERBA as well as new product candidates based on the licensed intellectual property would be harmed.

The Romeg Agreement imposes various development, regulatory and/or commercial diligence obligations, payments and other obligations. Romeg has the right to terminate the Romeg Agreement under certain circumstances, including, among other things: (a) in the event we are in material breach of the Romeg Agreement, unless we have cured any such breach within 60 days after any notice thereof was provided; (b) upon notice to us, if we fail to timely pay any milestone payment, percentage royalties or minimum quarterly royalties or fail to timely deliver the requisite quarterly report, which termination will be effective 30 days after the date of such notice, unless we have made such payment in full or delivered such quarterly report within such 30 day period; (c) immediately, if we challenge the licensed patents under any court action or proceeding or before any patent office or assist any third party to conduct any of these activities; (d) by written notice to us if sales of Licensed Products do not commence or continue within specified periods agreed to by the parties; or (e) in the event of our bankruptcy or assignment for the benefit of creditors. If the Romeg Agreement is terminated for certain reasons, such as our material breach of the agreement, our bankruptcy, or our failure to timely pay milestone payments, we will be required upon Romeg’s request to transfer all licensed intellectual property rights, including those relating to the GLOPERBA and the Licensed Products, to Romeg or their designee, within thirty days after the termination of the Romeg Agreement at a price to be agreed upon by the parties. The loss of such licenses could materially harm our business, financial condition and results of operations.
Potential disputes over intellectual property rights that we have licensed may prevent or impair our ability to maintain our current licensing arrangements on acceptable terms.
Licensing of intellectual property rights is of high importance to our business and involves complex legal, business and scientific issues. Disputes may arise between us and our licensors regarding intellectual property rights subject to a license agreement, including:
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the scope of rights granted under the license agreement and other interpretation-related issues;

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our financial or other obligations under the license agreement;

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whether and the extent to which our technology and processes infringe on intellectual property rights of the licensor that are not subject to the licensing agreement;

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our right to sublicense intellectual property rights to third parties under collaborative development relationships;

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our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization of our product candidates, and what activities satisfy those diligence obligations; and

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the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners.

If disputes over intellectual property rights that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, our business, financial condition and results of operations may be adversely affected. We may enter into additional licenses in the future and if we fail to comply with obligations under those agreements, we could suffer adverse consequences.
Furthermore, if our licenses are terminated, or if the underlying patents fail to provide the intended exclusivity, competitors or other third parties would have the freedom to seek regulatory approval of, and to market, products identical or competitive to ours and we may be required to cease our development and commercialization of certain of our product candidates, if approved. Moreover, if disputes over intellectual property that we license prevent or impair our ability to maintain other licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.
If we are unable to maintain patent protection for ZTlido, GLOPERBA and our product candidates, or if the scope of the patent protection obtained is not sufficiently broad, we may not be able to compete effectively in our markets.
We rely upon a combination of patents, trademarks, trade secret protection, and confidentiality agreements to protect the intellectual property related to ZTlido, GLOPERBA and our product candidates.

Our success depends in part on our ability to obtain and maintain patent protection in the United States, for GLOPERBA, and in the United States and other countries with respect to ZTlido and our product candidates. We seek to protect our proprietary position by filing and/or in-licensing patent applications in the United States and abroad related to our development programs and product candidates. The patent prosecution process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner.
The patents and patent applications that we own or in-license may fail to result in issued patents with claims that protect ZTlido, GLOPERBA and our product candidates in the United States or in other foreign countries. There is no assurance that all of the potentially relevant prior art relating to our patents and patent applications has been found, which can prevent a patent from issuing from a pending patent application, or be used to invalidate a patent. Even if patents do successfully issue and even if such patents cover ZTlido, GLOPERBA and our product candidates, third parties may challenge their validity, enforceability or scope, which may result in such patents being narrowed, invalidated or held unenforceable. Any successful opposition to these patents or any other patents owned by or licensed to us could deprive us of rights necessary for the successful commercialization of any product candidates that we may develop. Further, if we encounter delays in regulatory approvals, the period of time during which we could market a product candidate under patent protection could be reduced.
The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that we or any of our potential future collaborators will be successful in protecting our product candidates by obtaining and defending patents. These risks and uncertainties include the following:
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the U.S. Patent and Trademark Office (“PTO”) and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process, the non-compliance with which can result in abandonment or lapse of a patent or patent application, and partial or complete loss of patent rights in the relevant jurisdiction;

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patent applications may not result in any patents being issued;

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patents may be challenged, invalidated, modified, revoked, circumvented, found to be unenforceable or otherwise may not provide any competitive advantage;

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our competitors, many of whom have substantially greater resources than we do and many of whom have made significant investments in competing technologies, may seek or may have already obtained patents that will limit, interfere with or block our ability to make, use and sell our product candidates;

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there may be significant pressure on the U.S. government and international governmental bodies to limit the scope of patent protection both inside and outside the United States for disease treatments that prove successful, as a matter of public policy regarding worldwide health concerns;

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countries other than the United States may have patent laws less favorable to patentees than those upheld by U.S. courts, allowing foreign competitors a better opportunity to create, develop and market competing products;

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other parties may have designed around our claims or developed technologies that may be related or competitive to our platform, may have filed or may file patent applications and may have received or may receive patents that overlap or conflict with our patent applications, either by claiming the same methods or devices or by claiming subject matter that could dominate our patent position;

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any successful opposition to any patents owned by or licensed to us could deprive us of rights necessary for the practice of our technologies or the successful commercialization of any products or product candidates that we may develop;

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because patent applications in the United States and most other countries are confidential for a period of time after filing, we cannot be certain that we or our licensors were the first to file any patent application related to our product candidates, proprietary technologies and their uses; and

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an interference proceeding can be provoked by a third party or instituted by the PTO to determine who was the first to invent any of the subject matter covered by the patent claims of our applications for any application with an effective filing date before March 16, 2013.

The patent prosecution process is also expensive and time-consuming, and we and our licensors may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner or in all jurisdictions where protection may be commercially advantageous. It is also possible that we and our licensors will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection.
If the patent applications we hold or in-license with respect to our development programs and product candidates fail to issue, if their breadth or strength of protection is threatened, or if they fail to provide meaningful exclusivity for ZTlido, GLOPERBA and our product candidates, it could dissuade other companies from collaborating with us to develop product candidates, and threaten our ability to commercialize ZTlido, GLOPERBA and our product candidates. Any such outcome could have a materially adverse effect on our business.
We may not be successful in obtaining or maintaining necessary rights to product components and processes and brands for our development pipeline through acquisitions and in-licenses.
Presently we have intellectual property rights, through licenses from third parties related to ZTlido, SP-103, and GLOPERBA. Because our programs for ZTlido, GLOPERBA, SP-103 and SP-104 may require the use of additional proprietary rights held by third parties, the growth of our business will likely depend in part on our ability to acquire, in-license or use these proprietary rights. In addition, our product candidates may require specific formulations to work effectively and efficiently and these rights may be held by others. It may also be commercially advantageous to use trademarks held by others. We may be unable to acquire or in-license proprietary rights related to any compositions, formulations, methods of use, processes or other intellectual property rights from third parties that we identify as being necessary for our product candidates. Even if we are able to obtain a license to such proprietary rights, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In that event, we may be required to expend significant time and resources to develop or license replacement technology.
Where we obtain licenses from or collaborate with third parties, we may not have the right to control the preparation, filing and prosecution of patent and trademark applications, or to maintain the patents covering technology that we license from third parties and associated trademark registrations, or such activities, if controlled by us, may require the input of such third parties. We may also require the cooperation of our licensors and collaborators to enforce any licensed patent rights, and such cooperation may not be provided. Therefore, these patents, trademarks and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business, in compliance with applicable laws and regulations, which may affect the validity and enforceability of such patents and trademarks, or any patents and trademark registrations that may issue from such applications. Moreover, if we do obtain necessary licenses, we will likely have obligations under those licenses, including making royalty and milestone payments, and any failure to satisfy those obligations could give our licensor the right to terminate the license. Termination of a necessary license, or expiration of licensed patents or patent applications, or loss of trademark rights, could have a material adverse impact on our business. Our business would suffer if any such licenses terminate, if the licensors fail to abide by the terms of the license, if the licensors fail to enforce licensed patents or trademarks against infringing third parties, if the licensed patents or other rights are found to be invalid or unenforceable, or if we are unable to enter into necessary licenses on acceptable terms. Furthermore, if any licenses terminate, or if the underlying patents fail to provide the intended exclusivity, competitors or other third parties may gain the freedom to seek regulatory approval of, and to market, products identical to ours. Moreover, our licensors may own or control intellectual property that has not been licensed to us and, as a result, we may be subject to claims, regardless of their merit, that we are infringing or otherwise violating the licensor’s rights. In addition, while we cannot currently determine the amount of the royalty obligations we would be required to pay on sales of future products, if any, the amounts may be significant. The amount of our future royalty obligations will depend on the technology and intellectual property we use in products that we successfully develop and commercialize, if any. Therefore, even if we successfully develop and commercialize products, we may be unable to achieve or maintain profitability.
The licensing and acquisition of third-party proprietary rights is a competitive area, and companies, which may be more established, or have greater resources than we do, may also be pursuing strategies to license or acquire third-party proprietary rights that we may consider necessary or attractive in order to commercialize our product candidates. More established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities. We may be unable to negotiate a license within the specified time frame or under terms that are acceptable to us. If we are unable to do so, the third-party may offer, on an exclusive basis, their proprietary rights to other parties, potentially blocking our ability to pursue our program.
In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us, either on reasonable terms, or at all. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment, or at all. If we are unable to successfully obtain rights to required third-party intellectual property rights on commercially reasonable terms, our ability to commercialize our products, and our business, financial condition and results of operations could suffer.
We may become subject to claims challenging the inventorship or ownership of our patents and other intellectual property.
We may be subject to claims that former employees (including former employees of our licensors), collaborators or other third parties have an interest in our patents or other intellectual property as an inventor or co-inventor. The failure to name the proper inventors on a patent application can result in the patents issuing thereon being unenforceable. Inventorship disputes may arise from conflicting views regarding the contributions of different individuals named as inventors, the effects of foreign laws where foreign nationals are involved in the development of the subject matter of the patent, conflicting obligations of third parties involved in developing our product candidates or as a result of questions regarding co-ownership of potential joint inventions. Litigation may be necessary to resolve these and other claims challenging inventorship and/or ownership. Alternatively, or additionally, we may enter into agreements to clarify the scope of our rights in such intellectual property. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.
Claims that we infringe, misappropriate, or violate the intellectual property rights of third parties may give rise to costly and lengthy litigation, and we could be prevented from selling products, forced to pay damages, and defend against litigation.
Third parties may assert patent or other intellectual property infringement or misappropriation claims against us or our strategic partners, licensors or licensees with respect to ZTlido, GLOPERBA and our product candidates. If ZTlido, GLOPERBA or any of our product candidates, methods, processes and other technologies are alleged to infringe on or be improperly based on the proprietary rights of other parties, we could face adverse consequences.
The pharmaceutical and biotechnology industries have produced a proliferation of patents, and it is not always clear to industry participants, including us, which patents cover various types of products or methods of use. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. We cannot assure that any of our current or future product candidates will not infringe existing or future patents. We may not be aware of patents that have already issued that a third party might assert are infringed by one of our current or future product candidates.
There may be third-party patents of which we are currently unaware with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our product candidates. Because patent applications can take many years to issue and may be confidential for 18 months or more after filing, there may be currently pending third-party patent applications which may later result in issued patents that our product candidates or our technologies may infringe, or which such third parties claim are infringed by the use of our technologies. Parties making claims against us for infringement or misappropriation of their intellectual property rights may seek and obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our product candidates. Defense of these claims, regardless of their merit, could involve substantial expenses and could be a substantial diversion of our valuable management and employee resources from our business.
If we collaborate with third parties in the development of technology in the future, our collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to litigation or potential liability. Further, collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability. In the future, we may agree to indemnify our commercial collaborators against certain intellectual property infringement claims brought by third parties. Any claims of patent infringement asserted by third parties would be time-consuming and could:
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result in costly litigation;

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divert the time and attention of our technical personnel and management;

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cause development delays;

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prevent us from commercializing our product candidates until the asserted patent expires or is held finally invalid or not infringed in a court of law;

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require us to develop non-infringing technology, which may not be possible on a cost-effective basis;

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require us to pay damages to the party whose intellectual property rights we may be found to be infringing, which may include treble damages if we are found to have been willfully infringing such intellectual property;

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require us to pay the attorney’s fees and costs of litigation to the party whose intellectual property rights we may be found to be infringing; and/or

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require us to enter into royalty or licensing agreements, which may not be available on commercially reasonable terms, or at all.

If we are sued for patent infringement, we would need to demonstrate that our products or methods either do not infringe the patent claims of the relevant patent or that the patent claims are invalid, and we may not be able to do either. Proving invalidity is difficult. For example, in the United States, proving invalidity requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. Even if we are successful in these proceedings, we may incur substantial costs and divert management’s time and attention in pursuing these proceedings, which could have a material adverse effect on us. If we are unable to avoid infringing the patent rights of others, we may be required to seek a license, which may not be available, defend an infringement action or challenge the validity of the patents in court. Patent litigation is costly and time-consuming. We may not have sufficient resources to bring these actions to a successful conclusion. In addition, if we do not obtain a license, develop or obtain non-infringing technology, fail to defend an infringement action successfully or have infringed patents declared invalid, we may incur substantial monetary damages, encounter significant delays in bringing our product candidates to market and be precluded from manufacturing or selling our product candidates.
We cannot be certain that others have not filed patent applications for technology covered by our pending applications, or that we were the first to invent the technology, because:
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some patent applications in the United States may be maintained in secrecy until the patents are issued;

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patent applications in the United States and elsewhere can be pending for many years before issuance, or unintentionally abandoned patents or applications can be revived;

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pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our technologies, our product candidates or the use of our product candidates;

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identification of third-party patent rights that may be relevant to our technology is difficult because patent searching is imperfect due to differences in terminology among patents, incomplete databases and the difficulty in assessing the meaning of patent claims;

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patent applications in the United States are typically not published until 18 months after the priority date; and

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publications in the scientific literature often lag behind actual discoveries.

Furthermore, the scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history and can involve other factors such as expert opinion. Our interpretation of the relevance or the scope of claims in a patent or a pending application may be incorrect, which may negatively impact our ability to market our products. Further, we may incorrectly determine that our technologies, products, or product candidates are not covered by a third-party patent or may incorrectly predict whether a third party’s pending patent application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or internationally that we consider relevant may be incorrect, which may negatively impact our ability to develop and market our products or product candidates.
Our competitors may have filed, and may in the future file, patent applications covering technology similar to ours, and others may have or obtain patents or proprietary rights that could limit our ability to make, use, sell, offer for sale or import our product candidates and future approved products or impair our competitive position. Numerous third-party U.S. and foreign issued patents and pending patent applications exist in the fields in which we are developing product candidates. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our product candidates. Any such patent application may have priority over our patent applications, which could further require us to obtain rights to issued patents covering such technologies. If another party has filed a U.S. patent application on inventions similar to ours, we may have to participate in an interference proceeding declared by the PTO to determine priority of invention in the United States. The costs of these proceedings could be substantial, and it is possible that such efforts would be unsuccessful if, unbeknownst to us, the other party had independently arrived at the same or similar invention prior to our own invention, resulting in a loss of our U.S. patent position with respect to such inventions. Other countries have similar laws that permit secrecy of patent applications, and may be entitled to priority over our applications in such jurisdictions.
Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations.
Even if we were to prevail, any litigation or administrative proceeding could be costly and time-consuming and would divert the attention of our management and key personnel from our business operations. Furthermore, as a result of a patent infringement suit brought against us or our strategic partners or licensees, we or our strategic partners or licensees may be forced to stop or delay developing, manufacturing or selling technologies, product candidates or potential products that are claimed to infringe a third party’s intellectual property unless that party grants us or our strategic partners’ or licensees’ rights to use its intellectual property. Ultimately, we may be unable to develop some of our product candidates or may have to discontinue development of a product candidate or cease some of our business operations as a result of patent infringement claims, which could severely harm our business, financial condition and results of operations.
We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time-consuming and unsuccessful.
Competitors may infringe our patents, trademarks, copyrights or other intellectual property. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming and divert the time and attention of our management and key personnel. For example, on June 22, 2022, we filed a complaint against Aveva Drug Delivery Systems, Inc., Apotex Corp. and Apotex, Inc. (together, “Aveva”) in the U.S. District Court for the Southern District of Florida alleging infringement of certain Orange Book patents covering ZTlido. See the section titled “Business of Scilex — Legal Proceedings” for additional information regarding such proceedings. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents, in addition to counterclaims asserting that our patents are invalid or unenforceable, or both. In any patent infringement proceeding, there is a risk that a court will decide that a patent of ours is invalid or unenforceable, in whole or in part, and that we do not have the right to stop the other party from using the invention at issue. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent’s claims narrowly or decide that we do not have the right to stop the other party from using the invention at issue on the grounds that our patent claims do not cover the invention. An adverse outcome in a litigation or proceeding involving our patents could limit our ability to assert our patents against those parties or other competitors, and may curtail or preclude our ability to exclude third parties from making and selling similar or competitive products. Any of these occurrences could adversely affect our business, financial condition and results of operations. Similarly, if we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.
Even if we establish infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may not be an adequate remedy. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments.
Moreover, there can be no assurance that we will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years before they are concluded. Even if we ultimately prevail in such claims, the monetary cost of such litigation and the diversion of the attention of our management and scientific personnel could outweigh any benefit we receive as a result of the proceedings.
Because of the expense and uncertainty of litigation, we may conclude that even if a third party is infringing our issued patent, any patents that may be issued as a result of our pending or future patent applications or other intellectual property rights, the risk-adjusted cost of bringing and enforcing such a claim or action may be too high or not in the best interest of our company or our stockholders. In such cases, we may decide that the more prudent course of action is to simply monitor the situation or initiate or seek some other non-litigious action or solution. Any of the foregoing may have a material adverse effect on our business, financial condition and results of operations.
If our intellectual property rights are invalidated or circumvented, our business, financial condition and results of operations will be adversely affected.
Our long-term success depends on our ability to continually discover, develop and commercialize innovative new pharmaceutical products. Without strong intellectual property protection, we would be unable to generate the returns necessary to support the enormous investments in research and development and capital as well as other expenditures required to bring new product candidates to the market and for commercialization.
Intellectual property protection varies throughout the world and is subject to change over time. In the United States, for small molecule drug products, such as ZTlido and GLOPERBA, the Hatch-Waxman Act provides generic companies powerful incentives to seek to invalidate our pharmaceutical patents. As a result, we expect that our U.S. patents on major pharmaceutical products will be routinely challenged, and there can be no assurance that our patents will be upheld. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a distraction to management and other employees. We face generic manufacturer challenges to our patents outside the United States as well. In addition, competitors or other third parties may claim that our activities infringe patents or other intellectual property rights held by them. If successful, such claims could result in our being unable to market a product in a particular territory or being required to pay damages for past infringement or royalties on future sales.
If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition and our business, financial condition and results of operations may be adversely affected.
We have registered trademarks with the PTO for the mark “ZTlido,” “SCILEX” and “RESPONSIBLE BY DESIGN,” and we have filed trademark applications for the marks “SEMNUR PHARMACEUTICALS”

and “SEMDEXA” in the United States. The Company also has trademark registrations for ZTlido in the UK and Greece, and the Company has a pending trademark application for ZTlido in China. In China, the Company detected a third-party trademark registration for ZTlido and filed an invalidation proceeding — Invalidation of TM Registration No. 36299669 “ZTlido” in Class 5 in the name of 秦皇島恆駿商貿有限公司 (Qinhuangdao Hengjun Trading Co., Ltd.) (the “China ZTlido Trademark Invalidation Proceeding”). The China ZTlido Trademark Invalidation Proceeding is pending. Our trademarks or trade names may be challenged, infringed, diluted, tarnished, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors or other third parties may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement, dilution or tarnishment claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business, financial condition and results of operations may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources.
Changes in patent laws or patent jurisprudence could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.
As is the case with other biotechnology and pharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biotechnology and pharmaceutical industries involve both technological and legal complexity. Therefore, obtaining and enforcing biotechnology and pharmaceutical patents is costly, time-consuming and inherently uncertain. In addition, the America Invents Act (the “AIA”), which was passed in September 2011, resulted in significant changes to the U.S. patent system. An important change introduced by the AIA is that, as of March 16, 2013, the United States transitioned from a “first-to-invent” to a “first-to-file” system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention. Under a “first-to-file” system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to a patent on the invention regardless of whether another inventor had made the invention earlier. A third party that files a patent application in the PTO after that date but before us could therefore be awarded a patent covering an invention of ours even if we made the invention before it was made by the third party. This will require us to be cognizant going forward of the time from invention to filing of a patent application and diligent in filing patent applications, but circumstances could prevent us from promptly filing patent applications on our inventions.
Among some of the other changes introduced by the AIA are changes that limit where a patentee may file a patent infringement suit and providing opportunities for third parties to challenge any issued patent in the PTO. This applies to all of our U.S. patents, even those issued before March 16, 2013. Because of a lower evidentiary standard in PTO proceedings compared to the evidentiary standard in U.S. federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a PTO proceeding sufficient for the PTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action.
Accordingly, a third party may attempt to use the PTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. It is not clear what, if any, impact the AIA will have on the operation of our business. However, the AIA and its implementation could increase the uncertainties and costs surrounding the prosecution of our or our licensors’ patent applications and the enforcement or defense of our or our licensors’ issued patents.
We may become involved in opposition, interference, derivation, inter partes review or other proceedings challenging our or our licensors’ patent rights, and the outcome of any proceedings are highly uncertain. An adverse determination in any such proceeding could reduce the scope of, or invalidate, our owned or in-licensed patent rights, allow third parties to commercialize ZTlido, GLOPERBA and our product candidates and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights.

Additionally, the U.S. Supreme Court has ruled on several patent cases in recent years either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations, and there are other open questions under patent law that courts have yet to decisively address. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by Congress, the federal courts and the PTO, the laws and regulations governing patents could change in unpredictable ways and could weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. For example, the Biden administration recently indicated its support for a proposal at the World Trade Organization to waive patent rights with respect to COVID-19 vaccines. Any waiver of our patent or other intellectual property protection by the U.S. and other foreign governments could have a material adverse effect on our competitive position, business, financial condition and results of operations. In addition, the European patent system is relatively stringent in the type of amendments that are allowed during prosecution, but, the complexity and uncertainty of European patent laws has also increased in recent years. Complying with these laws and regulations could limit our ability to obtain new patents in the future that may be important for our business.
Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.
The PTO and various foreign patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions to maintain patent applications and issued patents. For example, periodic maintenance fees on any issued patent are due to be paid to the PTO and other foreign patent agencies in several stages over the lifetime of the patent. The PTO and various foreign national or international patent agencies require compliance with a number of procedural, documentary, fee payment, and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of patent rights include, but are not limited to, failure to timely file national and regional stage patent applications based on our international patent application, failure to respond to official actions within prescribed time limits, non-payment of fees, and failure to properly legalize and submit formal documents. If we or any of our licensors fail to maintain the patents or patent applications covering ZTlido, GLOPERBA and our product candidates, our competitors may be able to enter the market, which would have an adverse effect on our business, financial condition and results of operations.
Confidentiality agreements with employees may not adequately prevent disclosure of our trade secrets and other proprietary information and may not adequately protect our intellectual property, which could limit our ability to compete.
To help protect our proprietary know-how and our inventions for which patents may be unobtainable or difficult to obtain, or prior to seeking patent protection, we rely on trade secret protection and confidentiality agreements. To this end, we require all our employees to enter into agreements that prohibit the disclosure of confidential information and, where applicable, require disclosure and assignment to us of the ideas, developments, discoveries and inventions important to our business. These agreements typically limit the rights of the third parties to use or disclose our confidential information. We also typically obtain agreements from these parties that provide that inventions conceived by the party in the course of rendering services to us will be our exclusive property.
However, current or former employees may unintentionally or willfully disclose our confidential information to competitors, and confidentiality agreements may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. The need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our competitive position is based, in part, on our know-how and trade secrets, a competitor’s discovery of our trade secrets or other unauthorized use or disclosure would impair our competitive position and may have an adverse effect on our business, financial condition and results of operations. Enforcing a claim that a third party obtained illegally, and is using, trade secrets and/or confidential know-how is expensive, time-consuming and unpredictable, and the enforceability of confidentiality agreements may vary from jurisdiction to jurisdiction.
If any of our trade secrets, know-how or other proprietary information is disclosed, the value of our trade secrets, know-how and other proprietary rights would be significantly impaired and our business and competitive position would suffer. Moreover, our third-party licensing partners may retain rights in some of our proprietary or joint trade secrets, know-how, patented inventions or other proprietary information, including rights to sublicense and rights of publication, which may adversely impact our ability to obtain patents and protect trade secrets, know-how or other proprietary information.
We may be subject to claims asserting that our employees, consultants or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.
Certain of our employees, consultants or advisors are currently, or were previously, employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors, as well as our academic partners. Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that these individuals or we have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. We may also be subject to claims that patents and applications that we may file to protect inventions of our employees or consultants are rightfully owned by their former employers or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. An inability to incorporate such technologies or features would have a material adverse effect on our business, financial condition and results of operations and may prevent us from successfully commercializing ZTlido, GLOPERBA and our product candidates, if approved. Moreover, any such litigation or the threat of such litigation may adversely affect our ability to hire employees or contract with independent contractors. A loss of key personnel or their work product could hamper or prevent our ability to commercialize ZTlido, GLOPERBA and our product candidates, if approved. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.
In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. Moreover, even when we obtain agreements assigning intellectual property to us, the assignment of intellectual property rights may not be self-executing or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. In addition, individuals executing agreements with us may have preexisting or competing obligations to a third party.
Our position as a relatively small company may cause us to be at a significant disadvantage in defending our intellectual property rights and in defending against infringement claims by third parties.
Litigation relating to the ownership and use of intellectual property is expensive, and our position as a relatively small company in an industry dominated by very large companies may cause us to be at a significant disadvantage in defending our intellectual property rights and in defending against claims that ZTlido, GLOPERBA or any of our product candidates infringes or misappropriates third-party intellectual property rights. However, we may seek to use various post-grant administrative proceedings, including new procedures created under the AIA, to invalidate potentially overly-broad third-party rights. Even if we can defend our position, the cost of doing so may adversely affect our ability to grow, generate revenue or become profitable. In the course of the ongoing litigation or any future additional litigation to which we may be subject, we may not be able to protect our intellectual property at a reasonable cost, or at all. The outcome of litigation is always uncertain, and in some cases could include judgments against us that require us to pay damages, enjoin us from certain activities or otherwise affect our legal, contractual or intellectual property rights, which could have a significant adverse effect on our business, financial condition and results of operations.
Third-party claims of intellectual property infringement may prevent or delay our drug discovery and development efforts.
There is a substantial amount of litigation involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries, including PTO administrative proceedings, such as inter partes reviews, and reexamination proceedings before the PTO or oppositions and revocations and other comparable proceedings in foreign jurisdictions. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that ZTlido, GLOPERBA or our product candidates may give rise to claims of infringement of the patent rights of others.
Despite safe harbor provisions, third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents, of which we are currently unaware, with claims to materials, formulations, methods of doing research, methods of manufacture or methods for treatment related to the use or manufacture of ZTlido, GLOPERBA or our product candidates. Because patent applications can take many years to issue, there may be currently pending unpublished patent applications which may later result in issued patents that ZTlido, GLOPERBA or our product candidates may infringe. In addition, third parties may obtain patents in the future and claim that the use of our technologies infringes these patents. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of ZTlido, GLOPERBA or any of our product candidates, any molecules formed during the manufacturing process or any final product itself, the holders of any such patents may be able to block our ability to commercialize such product candidate unless we obtain a license under the applicable patents, or until such patents expire or they are finally determined to be held invalid or unenforceable.
Similarly, if any third-party patent were held by a court of competent jurisdiction to cover aspects of our formulations, processes for manufacture or methods of use, including combination therapy or patient selection methods, the holders of any such patent may be able to block our ability to develop and commercialize the applicable product candidate unless we obtain a license, limit our uses, or until such patent expires or is finally determined to be held invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms, or at all.
Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further commercialize ZTlido and GLOPERBA, or develop and commercialize one or more of our product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, cease marketing ZTlido or GLOPERBA, or developing our product candidates, limit our uses, pay royalties or redesign our infringing product candidates, which may be impossible or require substantial time and monetary expenditure. We cannot predict whether any such license would be available at all or whether it would be available on commercially reasonable terms. Furthermore, even in the absence of litigation, we may need to obtain licenses from third parties to advance our research or allow commercialization of ZTlido, GLOPERBA or our product candidates, if approved. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we would be unable to further commercialize ZTlido or GLOPERBA, or develop and commercialize one or more of our product candidates, which could harm our business, financial condition and results of operations significantly.
We may be subject to claims that we have wrongfully hired an employee from a competitor or that we or our employees have wrongfully used or disclosed alleged confidential information or trade secrets of their former employers.
As is common in the biotechnology and pharmaceutical industries, in addition to our employees, we engage the services of consultants to assist us in the development of our product candidates. Many of these consultants, and many of our employees, were previously employed at, or may have previously provided or may be currently providing consulting services to, other pharmaceutical companies including our competitors or potential competitors. We may become subject to claims that we, our employees or a consultant inadvertently or otherwise used or disclosed trade secrets or other information proprietary to their former employers or their former or current clients. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could adversely affect our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to our management team and other employees.
We may not be able to protect our intellectual property rights throughout the world.
The requirements for patentability and the patent enforcement differ in many countries. Filing, prosecuting and defending patents on ZTlido and all of our product candidates throughout the world would be prohibitively expensive. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement in some countries is not as strong as that in the United States. These products may compete with ZTlido and our product candidates, if approved, in jurisdictions where we do not have any issued patents and our patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing.
The ongoing conflict in Ukraine and related sanctions could significantly devalue our Ukrainian and Russian, patent applications. Recent Russian decrees may significantly limit our ability to enforce Russian patents. We cannot predict when or how this situation will change.
Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biopharmaceuticals and methods of treatment of the human body, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful.
In addition, many countries have compulsory licensing laws under which a patent owner may be compelled under specified circumstances to grant licenses to third parties. Furthermore, many countries limit the enforceability of patents against government agencies or government contractors. In those countries, we may have limited remedies if patents are infringed or if we are compelled to grant a license to a third party, which could materially diminish the value of those patents and limit our potential revenue opportunities. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license, which could adversely affect our business, financial condition and results of operations.
If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.
We rely on trade secrets to protect our proprietary technologies, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. We rely in part on confidentiality agreements with our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors, and inventions agreements with employees, consultants and advisors, to protect our trade secrets and other proprietary information. In addition to contractual measures, we try to protect the confidential nature of our proprietary information using commonly accepted physical and technological security measures. Despite these efforts, we cannot provide any assurances that all such agreements have been duly executed, and these agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and proprietary information. For example, in 2010, the FDA, as part of its Transparency Initiative, recommended steps that the FDA could take to increase transparency, including with respect to making additional information publicly available on a routine basis, which may include information that we may consider to be trade secrets or other proprietary information, and it is not clear at the present time how the FDA’s disclosure policies may change in the future, if at all. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.
In addition, such security measures may not provide adequate protection for our proprietary information, for example, in the case of misappropriation of a trade secret by an employee, consultant, customer or third party with authorized access. Our security measures may not prevent an employee, consultant or customer from misappropriating our trade secrets and providing them to a competitor, and any recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully. Monitoring unauthorized uses and disclosures is difficult, and we do not know whether the steps we have taken to protect our proprietary technologies will be effective. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our products that we consider proprietary. Competitors and other third parties could attempt to replicate some or all of the competitive advantages we derive from our development efforts, willfully infringe our intellectual property rights, design around our protected technology or develop their own competitive technologies that fall outside of our intellectual property rights.
Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable. Even though we use commonly accepted security measures, the criteria for protection of trade secrets can vary among different jurisdictions. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. Moreover, trade secrets will over time be disseminated within the industry through independent development, the publication of journal articles and the movement of personnel skilled in the art from company to company or academic to industry scientific positions. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent such competitor from using that technology or information to compete with us, which could harm our competitive position. If any of these events occurs or if we otherwise lose protection for our trade secrets, the value of this information may be greatly reduced and our competitive position would be harmed. If we do not apply for patent protection prior to such publication or if we cannot otherwise maintain the confidentiality of our proprietary technology and other confidential information, then our ability to obtain patent protection or to protect our trade secret information may be jeopardized.
Our reliance on third parties may require us to share our trade secrets, which increases the possibility that our trade secrets will be misappropriated or disclosed.
Because we rely on third parties to help manufacture and supply our products and product candidates, and we expect to collaborate with third parties on the continuing development of future product candidates, we must, at times, share trade secrets with them. We also expect to conduct research and development programs that may require us to share trade secrets under the terms of our partnerships or agreements with CROs. We seek to protect our proprietary technology in part by entering into agreements containing confidentiality and use restrictions and obligations, including, material transfer agreements, consulting agreements, confidentiality agreements or other similar agreements with our advisors, contractors, service providers and consultants prior to disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, including our trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s discovery of our trade secrets or other unauthorized use or disclosure would impair our competitive position and may have an adverse effect on our business, financial condition and results of operations.
In addition, these agreements typically restrict the ability of our advisors, third-party contractors and consultants to publish data potentially relating to our trade secrets, although our agreements may contain certain limited publication rights. Despite our efforts to protect our trade secrets, our competitors may discover our trade secrets, either through breach of our agreements with third parties, independent development or publication of information by any of our third-party collaborators. A competitor’s discovery of our trade secrets would impair our competitive position and have an adverse impact on our business, financial condition and results of operations.
Intellectual property rights and regulatory exclusivity rights do not necessarily address all potential threats to our competitive advantage.
The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. If we do not adequately protect our intellectual property and proprietary technology, competitors may be able to use our product candidates and proprietary technologies and erode or negate any competitive advantage we may have, which could have a material adverse effect on our financial condition and results of operations. For example:

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Others may be able to make products that are similar to ZTlido, GLOPERBA or our product candidates but that are not covered by the claims of the patents that we own or have exclusively licensed;

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We or our licensors or strategic partners might not have been the first to make the inventions covered by the issued patent or pending patent application that we own or have exclusively licensed;

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We or our licensors or strategic partners might not have been the first to file patent applications covering certain of our inventions;

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Others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

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Our pending patent applications may not lead to issued patents;

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Issued patents that we own or have exclusively licensed may not provide us with any competitive advantage, or may be held invalid or unenforceable, as a result of legal challenges by our competitors;

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Our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

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We may not develop additional proprietary technologies that are patentable; and

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The patents of others may have an adverse effect on our business.

Should any of these events occur, they could significantly harm our business, financial condition and results of operations.
It is possible that defects of form in the preparation or filing of our patents or patent applications may exist, or may arise in the future, for example with respect to proper priority claims, inventorship, claim scope or requests for patent term adjustments. If we or our partners, collaborators, licensees or licensors, whether current or future, fail to establish, maintain or protect such patents and other intellectual property rights, such rights may be reduced or eliminated. If our partners, collaborators, licensees or licensors, are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised. If there are material defects in the form, preparation, prosecution or enforcement of our patents or patent applications, such patents may be invalid and/or unenforceable, and such applications may never result in valid, enforceable patents. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business, financial condition and results of operations.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions, and has been and will continue to be the subject of litigation and new legislation. Publications in scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in our own patents or pending patent applications, or that we were the first to file for patent protection of such inventions. As a result of these and other factors, the issuance, scope, validity, enforceability, and commercial value of our patent rights are highly uncertain. Our pending and future patent applications may not result in patents being issued that protect ZTlido, GLOPERBA and our product candidates, in whole or in part, or which effectively prevent others from commercializing competitive technologies and products.
Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection. If these changes were to occur, they could have a material adverse effect on our ability to generate revenue.
Moreover, we may be subject to a third-party pre-issuance submission of prior art to the PTO or become involved in opposition, derivation, reexamination, inter partes review, post-grant review or interference proceedings challenging our patent rights or the patent rights of others. The costs of defending our patents or enforcing our proprietary rights in post-issuance administrative proceedings and litigation can be substantial and the outcome can be uncertain. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize ZTlido, GLOPERBA and our product candidates and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.
The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our owned and potentially licensed patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of ZTlido, GLOPERBA or our product candidates. Generally, patents are granted a term of 20 years from the earliest claimed non-provisional filing date. In certain instances, patent term can be adjusted and increased to recapture a portion of delay incurred by the PTO in examining the patent application. The scope of patent protection may also be limited. Without patent protection for our current or future product candidates, we may be open to competition from generic versions of such products. Given the amount of time required for the development, testing, and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.
Risks Related to Government Regulations
The regulatory approval processes of the FDA are lengthy, time-consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business, financial condition and results of operations will be substantially harmed.
The time required to obtain approval from the FDA is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities, and its outcome is inherently uncertain. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. For example, we believe that the data from our Phase 3 CLEAR trial will be sufficient to support a 505(b)(2) NDA submission for SEMDEXA. However, the FDA may disagree and may require us to conduct additional clinical studies before we are able to submit the NDA, even though we believe the data from the CLEAR trial are adequate. Our future success depends on our ability to develop, receive regulatory approval for, and introduce new products or product enhancements that will be accepted by the market in a timely manner.
The FDA can delay, limit or deny approval of a product candidate for many reasons, including:
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it may disagree with the design or implementation of our clinical trials;

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we may be unable to demonstrate to such authorities’ satisfaction that a product candidate is safe and effective for its proposed indication;

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negative or ambiguous results from our clinical trials may not meet the level of statistical significance required for approval by the FDA;

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it may disagree with our interpretation of data from preclinical studies or clinical trials;

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it may not agree that the data collected from clinical trials of our product candidates are acceptable or sufficient to support the submission of an NDA or other submission or to obtain regulatory approval in the United States, and such authorities may impose requirements for additional preclinical studies or clinical trials;

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it may disagree regarding the formulation, labeling and/or the specifications of our product candidates;

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such authorities may decline to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

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the approval policies or regulations of the FDA may significantly change in a manner rendering our clinical data insufficient for approval.

Of the large number of drugs in development, only a small percentage successfully complete the FDA regulatory approval processes and are commercialized. This lengthy approval process, as well as the unpredictability of future clinical trial results, may result in our failing to obtain regulatory approval to market our product candidates, which would significantly harm our business, financial condition and results of operations. In addition, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, may not approve the price we intend to charge for our product candidates, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could materially harm the commercial prospects for our product candidates.
Other than an NDA submitted for ZTlido in the United States, which was approved by the FDA in February 2018, we have not previously submitted an NDA to the FDA for any product candidate, and we cannot be certain that any of our product candidates will be successful in clinical trials or receive regulatory approval. Further, our product candidates may not receive regulatory approval even if our clinical trials are successful. If we do not receive regulatory approvals for our product candidates, our business, financial condition and results of operations will be substantially harmed.
If the FDA does not conclude that certain of our product candidates satisfy the requirements for the Section 505(b)(2) regulatory approval pathway, or if the requirements for such product candidates under Section 505(b)(2) are not as we expect, the approval pathway for those product candidates will likely take significantly longer, cost significantly more and entail significantly greater complications and risks than anticipated, and in either case may not be successful.
For our product candidates SEMDEXA, SP-103 and SP-104, we may seek FDA approval through the Section 505(b)(2) regulatory pathway. The Hatch-Waxman Act added Section 505(b)(2) to the Federal Food, Drug and Cosmetic Act (the “FDCA”). Section 505(b)(2) permits the filing of an NDA where at least some of the information required for approval comes from trials that were not conducted by or for the applicant and for which the applicant has not obtained a right of reference. Section 505(b)(2) allows an NDA we submit to the FDA to rely in part on data in the public domain or the FDA’s prior conclusions regarding the safety and effectiveness of approved compounds, which could expedite the development program for our product candidates by potentially decreasing the amount of data that we would need to generate in order to obtain FDA approval. If the FDA does not agree that the Section 505(b)(2) regulatory pathway is acceptable as we anticipated, we may need to conduct additional clinical trials, provide additional data and information and meet additional standards for regulatory approval.
Even if FDA accepts our plan to pursue the Section 505(b)(2) regulatory pathway, we cannot assure that our product candidates will receive the requisite approvals for commercialization. In addition, the pharmaceutical industry is highly competitive, and Section 505(b)(2) NDAs are subject to special requirements designed to protect the patent and market exclusivity rights of sponsors of previously approved drugs that are referenced in a Section 505(b)(2) NDA. These requirements may give rise to patent litigation against us and mandatory delays in approval of our NDAs for up to 30 months or longer depending on the outcome of any litigation. Further, a manufacturer of an approved product may file a citizen petition with the FDA seeking to delay approval of, or impose additional approval requirements for, pending competing products. FDA imposes strict requirements on such petitions in part to dissuade companies from improperly using these petitions to delay approval of competing drug products, Nonetheless, if successful, such petitions can significantly delay, or even prevent, the approval of the new product. However, even if the FDA ultimately denies such a petition, the FDA may delay approval while it considers and responds to the petition. In addition, even if we are able to utilize the Section 505(b)(2) regulatory pathway, there is no guarantee this would ultimately lead to accelerated product development or earlier approval.
Any approved product candidate will be subject to ongoing and continued regulatory review, which may result in significant expense and limit our ability to commercialize such products.
Even after a product is approved, we will remain subject to ongoing FDA and other regulatory requirements governing the manufacturing, testing, labeling, packaging, storage, distribution, safety surveillance, advertising, promotion, import, export, record-keeping and reporting of safety and other post-market information. The holder of an approved NDA is obligated to monitor and report adverse events and any failure of a distributed product to meet the specifications in the NDA. The holder of an approved NDA must also submit new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labeling or manufacturing process. Advertising and promotional materials must comply with FDA rules and are subject to FDA review, in addition to other potentially applicable federal and state laws. In addition, the FDA may impose significant restrictions on the approved indicated uses for which the product may be marketed.
These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMPs and GCPs for any clinical trials that we conduct post-approval. The future discovery of previously unknown problems with a product, including adverse events of unanticipated type, severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:
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investigation or additional study obligations;

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communications to prescribers or patients about specific information or issues;

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restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, or voluntary or mandatory product recalls;

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fines, warning or untitled letters or holds on clinical trials;

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refusal by the FDA to approve pending applications or supplements to approved applications filed by us, or suspension or revocation of product license approvals;

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product seizure or detention, or refusal to permit the import or export of products; and

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injunctions or the imposition of civil or criminal penalties.

The occurrence of any event or penalty described above may inhibit our ability to successfully commercialize our product candidates and generate revenue and could require us to expend significant time and resources in response and could generate negative publicity. We may not be able to regain compliance, or we may only be able to regain compliance after a lengthy delay, significant expense, lost revenues and damage to our reputation.

The FDA’s and other regulatory authorities’ policies may change, and additional laws or government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, which would adversely affect our ability to generate revenue and achieve or sustain profitability. Changes in law or government regulations may also alter the competitive landscape, potentially to our disadvantage.
Certain manufacturers in the market in which we compete distribute certain products without completing the FDA approval process. For example, we believe certain lidocaine topical patches, plaster or poultice products marketed over-the-counter (“OTC”) and without FDA approval, require approval and compete inappropriately with ZTlido. In December 2018, we filed a citizen’s petition asking the FDA to clarify its requirements and take enforcement action against such products. The FDA has not responded with a decision or action. The FDA has generally held the position that requests for enforcement action via citizen petition are not allowed, which may reduce the likelihood of the FDA taking action explicitly in response to our December 2018 petition. Furthermore, we believe the labeling and marketing of certain OTC lidocaine patches products are false and deceptive, which could cause significant damages to our business and a diminution of goodwill in our intellectual property. In February 2021, we filed a complaint against such manufacturers to seek an award of damages and the entry of injective relief enjoining further dissemination of such false and deceptive advertisement. In addition, on March 7, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was signed into law, which included statutory provisions reforming FDA’s mechanisms for regulating OTC drugs. Under the CARES Act, the FDA considers a drug to be generally recognized as safe and effective (“GRASE”) if it meets certain requirements, including items such as the active ingredient, indication for use, dosage, route of administration, and labeling set forth in the OTC monograph and related rulemakings. Historically, the FDA was required to establish, revise, and amend an OTC monograph by notice-and-comment rulemaking, which was lengthy and resource-intensive. The CARES Act replaces the rulemaking process with a final administrative order process. Administrative orders may be initiated by the FDA or at the request of a drug manufacturer or any other person. After a period for public comment on the administrative order, the FDA is able to issue a final administrative order, rather than a regulation, permitting the drug to be marketed over the counter. As this process is much more streamlined and less burdensome, this may benefit the manufacturers of lidocaine topical patches to obtain GRASE status from the FDA and thereby legally market these products over-the-counter and compete with ZTlido.
We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. For example, certain policies of the current U.S. administration may impact our business and industry. Namely, the current U.S. administration has taken several executive actions, including the issuance of a number of Executive Orders, that could impose significant burdens on, or otherwise materially delay, the FDA’s ability to engage in routine regulatory and oversight activities such as implementing statutes through rulemaking, issuance of guidance, and review and approval of marketing applications. It is difficult to predict how these executive actions, including the Executive Orders, will be implemented, and the extent to which they will impact the FDA’s ability to exercise its regulatory authority. If these executive actions impose constraints on FDA’s ability to engage in oversight and implementation activities in the normal course, our business, financial condition and results of operations may be negatively affected.
A fast track product designation, breakthrough therapy designation or other designation to facilitate product candidate development may not lead to faster development or regulatory review or approval process, and it does not increase the likelihood that our product candidates will receive marketing approval.
A product sponsor may apply for fast track designation from the FDA if a product is intended for the treatment of a serious or life-threatening condition and preclinical or clinical data demonstrate the potential to address an unmet medical need for this condition. The FDA has broad discretion whether or not to grant this designation. We have received fast track designation for SEMDEXA for the treatment of sciatica. Even though SEMDEXA has received fast track designation, we may not experience a faster process, review or approval compared to conventional FDA procedures. A fast track designation does not expedite clinical trials, or mean that regulatory requirements are less stringent or provide assurance of ultimate marketing approval by the FDA. Instead, fast track designation provides opportunities for frequent interactions with FDA review staff, as well as eligibility for priority review, if relevant criteria are met, and rolling review of individual sections of an NDA submitted to the FDA as they become finalized. The FDA may rescind the fast track designation if it believes that the designation is no longer supported by data from our clinical development program. The FDA may also withdraw any fast track designation at any time.
We have applied for breakthrough therapy designation and expect to seek priority review for SEMDEXA for the treatment of sciatica. A breakthrough therapy is defined as a therapy that is intended, alone or in combination with one or more other therapies, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the therapy may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For therapies that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in potentially less efficacious control regimens. Therapies designated as breakthrough therapies by the FDA may also be eligible for priority review and accelerated approval. Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if we believe a product candidate meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to provide such designation. In any event, the receipt of a breakthrough therapy designation may not result in a faster development process, review or approval compared to therapies considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if SEMDEXA qualifies as a breakthrough therapy for sciatica, the FDA may later decide that SEMDEXA no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.
If approved, our products candidates regulated as biologics may face competition from biosimilars approved through an abbreviated regulatory pathway.
The ACA includes a subtitle called the Biologics Price Competition and Innovation Act of 2009 (the “BPCIA”), which created an abbreviated approval pathway under section 351(k) of the Public Health Service Act (the “PHSA”) for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. Under the BPCIA, a section 351(k) application for a biosimilar or interchangeable product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar or interchangeable product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full Biologics License Application (“BLA”) for the competing product submitted under section 351(a) of the PHSA containing the competing sponsor’s own pre-clinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity, and potency of the other company’s biological product. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation, and meaning are subject to uncertainty.
Whether approval of a biological product qualifies for reference product exclusivity turns on whether FDA consider the approval a “first licensure”. Not every licensure of a biological product is considered a “first licensure” that gives rise to its own exclusivity period. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. Moreover, the extent to which a biosimilar, once licensed, will be substituted for any one of our product candidates in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing. If competitors are able to obtain marketing approval for biosimilars referencing our product candidates, our product candidates may become subject to competition from such biosimilars, with the attendant competitive pressure and consequences.
Changes in funding for the FDA could hinder its ability to hire and retain key leadership and other personnel, or otherwise prevent new products and services from being developed or commercialized in a timely manner, which could negatively impact our business, financial condition and results of operations.
The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.
Disruptions at the FDA and other regulatory authorities may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business, financial condition and results of operations. For example, over the last several years, including for 35 days beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business, financial condition and results of operations.
Separately, in response to the COVID-19 pandemic, on March 10, 2020, the FDA announced its intention to postpone most inspections of foreign manufacturing facilities, and on March 18, 2020, the FDA temporarily postponed routine surveillance inspections of domestic manufacturing facilities. Subsequently, on July 10, 2020, the FDA announced its intention to resume certain on-site inspections of domestic manufacturing facilities subject to a risk-based prioritization system. Increased cases associated with a COVID-19 variant led the FDA to again pause inspections, although the FDA announced in February 2022 that it would resume routine domestic surveillance inspections and that it would proceed with certain foreign surveillance inspections where country conditions permit. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business, financial condition and results of operations.
Failure to comply with health and data protection laws and regulations could lead to government enforcement actions and civil or criminal penalties, private litigation or adverse publicity and could negatively affect our operating results and business.
We and our collaborators are subject to federal, state and foreign data protection laws and regulations which address privacy and data security. In the United States, such laws may include, but are not limited to, numerous federal and state laws and regulations, including the U.S. federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) and its implementing regulations, state data breach notification laws, state health information privacy laws and federal and state consumer protection laws, including Section 5 of the Federal Trade Commission Act, which govern the collection, use, disclosure and protection of health-related and other personal information.
Although we are not subject to HIPAA, as we are neither a Covered Entity nor Business Associate (as defined in HIPAA), we may have access to very sensitive data regarding patients who participate, or whose tissue samples or other biospecimens are used, in our clinical trials. The maintenance of this data imposes upon us administrative and financial burdens, and litigation risks. In addition, we may obtain health information from third parties, including research institutions from which we obtain clinical trial data that are subject to privacy and security requirements under HIPAA and other privacy and data security and consumer protection laws. Depending on the facts and circumstances, we could be subject to criminal penalties if we knowingly receive individually identifiable health information maintained by a HIPAA-Covered Entity in a manner that is not authorized or permitted by HIPAA, and subject to other civil and/or criminal penalties if we obtain, use, or disclose information in a manner not permitted by other privacy and data security and consumer protection laws. Our ability to use or disclose information may be limited by the scope of an authorization signed by clinical trial subjects or the terms of the contract that we enter into with providers or other data sources.
Furthermore, states are constantly adopting new laws or amending existing laws relating to the data privacy and security and consumer protection, requiring attention to frequently changing regulatory requirements. For example, California enacted the California Consumer Privacy Act (the “CCPA”), which creates new individual privacy rights for California consumers and places increased privacy and security obligations on entities handling personal data of consumers or households. The CCPA requires covered companies to provide new disclosure to consumers about such companies’ data collection, use and sharing practices, provide such consumers new ways to opt-out of certain sales or transfers of personal information, and provide consumers with a private right of action in connection with certain types of incidents. The CCPA has been amended several times, and will be significantly updated from the California Privacy Rights Act (the “CPRA”), a ballot initiative that passed in November 2020 and which will go into effect on January 1, 2023. The CPRA introduced significant amendments to the CCPA and also created a new state agency vested with authority to implement and enforce the CCPA and the CPRA, the California Privacy Protection Agency (the “CPPA”). New implementing regulations are expected to be introduced by the CPPA. Virginia also recently enacted a CCPA/CPRA-like law, the Virginia Consumer Data Privacy Act (the “VDCPA”), to provide its residents with similar rights. New legislation enacted in various other states will continue to shape the data privacy environment nationally. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to confidential, sensitive and personal information than federal, international or other state laws, and such laws may differ from each other, which may complicate compliance efforts. The effects on our business of the CCPA, CPRA, VDCPA and other similar state laws and general consumer protection authorities are potentially significant, and may require us to modify our data processing practices and policies and to incur substantial costs and expenses in an effort to comply. Privacy laws and regulations are constantly evolving and there are a number of legislative proposals at both the state and federal level that could impose new obligations or limitations in areas affecting our business.
The Federal Trade Commission (the “FTC”) also sets expectations for failing to take appropriate steps to keep consumers’ personal information secure, or failing to provide a level of security commensurate to promises made to individual about the security of their personal information (such as in a privacy notice) may constitute unfair or deceptive acts or practices in violation of Section 5(a) of the Federal Trade Commission Act (the “FTC Act”). The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. Individually identifiable health information is considered sensitive data that merits stronger safeguards. With respect to privacy, the FTC also sets expectations that companies honor the privacy promises made to individuals about how the company handles consumers’ personal information. Any failure to honor promises, such as the statements made in a privacy policy or on a website, may also constitute unfair or deceptive acts or practices in violation of the FTC Act. While we do not intend to engage in unfair or deceptive acts or practices, the FTC has the power to enforce promises as it interprets them, and events that we cannot fully control, such as data breaches, may be result in FTC enforcement. Enforcement by the FTC under the FTC Act can result in civil penalties or enforcement actions.
International data protection laws, including Regulation 2016/679, known as the General Data Protection Regulation (the “GDPR”), may also apply to health-related and other personal information obtained outside of the United States. The GDPR imposes several data protection requirements in the European Union, as well as imposes potential fines for noncompliant companies of up to the greater of €20 million or 4% of annual global revenue. The regulation imposes numerous requirements for the collection, use, storage and disclosure of personal information, including more stringent requirements relating to consent and the information that must be shared with data subjects about how their personal information is used, the obligation to notify regulators and affected individuals of personal data breaches, extensive new internal privacy governance obligations and obligations to honor expanded rights of individuals in relation to their personal information, including the right to access, correct and delete their data. In addition, the GDPR includes restrictions on cross-border data transfers. The GDPR increased our responsibility and liability in relation to personal data that we process where such processing is subject to the GDPR, and we may be required to put in place additional mechanisms to ensure compliance with the GDPR, including as implemented by individual European Union countries. Further, the United Kingdom’s decision to leave the European Union, often referred to as Brexit, has led and could also lead to legislative and regulatory changes and may increase our compliance costs. As of January 1, 2021 and the expiry of transitional arrangements agreed to between the United Kingdom and the European Union, data processing in the United Kingdom is governed by a United Kingdom version of the GDPR (combining the GDPR and the Data Protection Act 2018), exposing us to two parallel regimes, each of which authorizes similar fines and other potentially divergent enforcement actions for certain violations. On June 28, 2021, the European Commission adopted an Adequacy Decision for the United Kingdom, allowing for the relatively free exchange of personal information between the European Union and the United Kingdom, however, the European Commission may suspend the Adequacy Decision if it considers that the United Kingdom no longer provides for an adequate level of data protection. Other jurisdictions outside the European Union are similarly introducing or enhancing privacy and data security laws, rules and regulations.
Compliance with U.S. and international data protection laws and regulations could require us to take on more onerous obligations in our contracts, increase our compliance costs, restrict our ability to collect, use and disclose data, or in some cases, impact our ability to operate in certain jurisdictions. We cannot guarantee that we are, or will be, in compliance with all applicable international regulations as they are enforced now or as they evolve. Claims that we have violated individuals’ privacy rights, failed to comply with data protection laws or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business, financial condition and results of operations.
Our business involves the use of hazardous materials and we and third-parties with whom we contract must comply with environmental laws and regulations, which can be expensive and restrict how we do business.
Our research and development activities involve the controlled storage, use and disposal of hazardous materials, including the components of our product candidates and other hazardous compounds. We and manufacturers and suppliers with whom we may contract are subject to laws and regulations governing the use, manufacture, storage, handling and disposal of these hazardous materials. In some cases, these hazardous materials and various wastes resulting from their use are stored at our manufacturers’ facilities pending their use and disposal. We cannot eliminate the risk of contamination, which could cause an interruption of our commercialization efforts, research and development efforts and business operations, environmental damage resulting in costly clean-up and liabilities under applicable laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. We cannot guarantee that the safety procedures utilized by third-party manufacturers and suppliers with whom we may contract will comply with the standards prescribed by laws and regulations or will eliminate the risk of accidental contamination or injury from these materials. We do not carry specific biological or hazardous waste insurance coverage, and our property, casualty and general liability insurance policies specifically exclude coverage for damages and fines arising from biological or hazardous waste exposure or contamination. Accordingly, in the event of contamination or injury, we could be held liable for damages or be penalized with fines in an amount exceeding our resources and state or federal or other applicable authorities may curtail our use of certain materials and/or interrupt our business operations. We may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Furthermore, environmental laws and regulations are complex, change frequently and have tended to become more stringent. We cannot predict the impact of such changes and cannot be certain of our future compliance.
Our employees, independent contractors, consultants, commercial partners, and vendors may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements, which could have a material adverse effect on our business, financial condition and results of operations.
We are exposed to the risk of fraud, illegal activity or other misconduct by our employees, independent contractors, consultants, commercial partners and vendors. Misconduct by employees could include intentional, reckless and/or negligent conduct that fails to comply with the laws and regulations of the FDA, EU Member States, EMA and other similar foreign regulatory bodies, provide true, complete and accurate information to the FDA, EMA and other similar foreign regulatory bodies, comply with manufacturing standards we have established, comply with federal and state health-care fraud and abuse laws and regulations, comply with laws and regulations, including, but not limited to the FCPA and internal policies restricting payments to government agencies and representatives, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Misconduct by employees, independent contractors, consultants, commercial partners and vendors could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter misconduct by our employees, independent contractors, consultants, commercial partners and vendors, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or FDA debarment or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, financial condition and results of operations, including the imposition of significant fines or other sanctions and serious harm to our reputation.
We may be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws, transparency and disclosure, or sunshine, laws, government price reporting, and health information privacy and security laws. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties.
Our current and future arrangements with healthcare professionals, clinical sites and clinical investigators, consultants, customers, patient organizations and third-party payors may subject us to various federal and state fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute and the federal False Claims Act. These laws may impact, among other things, our current activities with clinical study investigators and research subjects, as well as our current and future sales, marketing, patient assistance and education programs. In addition, we may be subject to physician payment transparency laws and patient privacy regulation by both the federal government and the states and foreign jurisdictions in which we conduct our business. The laws that may affect our ability to operate include, but are not limited to:
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the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, to induce, or in return for, either the referral of an individual, or the furnishing, recommending, or arranging for an item or service for which payment may be made under a federal healthcare program, such as the Medicare and Medicaid programs — a person or entity does not need to have actual knowledge of the federal Anti-Kickback Statute or special intent to violate the law in order to have committed a violation; in addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act;

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federal civil and criminal false claims laws, including the False Claims Act, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment of government funds, or knowingly making, using, or causing to be made or used a false statement material to a false or fraudulent claim, or knowingly concealing or knowingly and improperly avoiding or decreasing an obligation to pay money to the federal government. The False Claims Act has been used to assert liability on the basis of kickbacks and other improper referrals, improperly reported government pricing metrics such as Best Price or Average Manufacturer Price, and improper promotion of off-label uses (i.e., uses not expressly approved by the FDA in a drug’s label);

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HIPAA, which imposes criminal liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third party payors, or falsifying or covering up a material fact or making any materially false or fraudulent statement in connection with the delivery of or payment for health care benefits, items or services — similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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HIPAA and its implementing regulations, which imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information;

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the federal Physician Payment Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the

Children’s Health Insurance Program (with certain exceptions) to report annually to CMS information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), teaching hospitals and, beginning in 2022, certain other healthcare professionals, as well as ownership and investment interests held by the physicians described above and their immediate family members;
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federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;

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the FDCA, which prohibits, among other things, the adulteration or misbranding of drugs, biologics and medical devices;

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federal government price reporting laws, which require drug manufacturers to calculate and report complex pricing metrics to government agencies, including CMS and Department of Veterans Affairs (“VA”), where such reported prices may be used in the calculation of reimbursement and/or discounts on marketed products paid by government healthcare programs. Participation in these programs and compliance with the applicable requirements may result in potentially significant discounts on products subject to reimbursement under federal healthcare programs and increased infrastructure costs, and may potentially limit a drug manufacturer’s ability to offer certain marketplace discounts;

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the Prescription Drug Marketing Act, which restricts the manner in which manufacturers may disseminate complimentary drug samples to healthcare practitioners, requires physical and accounting controls, and establishes penalties for improper sample distribution; and

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state law equivalents of each of the above federal laws, such as licensing, anti-kickback, false claims, consumer protection and unfair competition laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers, state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government that otherwise restricts payments that may be made to healthcare providers and other potential referral sources; state laws that require drug manufacturers to file reports with states regarding pricing information and marketing expenditures, such as the tracking and reporting of gifts, compensations and other remuneration and items of value provided to healthcare professionals and entities, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

In addition, any future research and development of our product candidates outside the United States, and any future sales of our product or product candidates once commercialized outside the United States will also likely subject us to foreign equivalents of the healthcare laws mentioned above, among other foreign laws.
Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws. The risk of our being found in violation of these laws is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Efforts to ensure that our business practices and arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business.
If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to, without limitation, civil, criminal, and administrative penalties, damages, monetary fines, disgorgement, exclusion from government-funded healthcare programs, such as Medicare and Medicaid or similar programs in other countries or jurisdictions, integrity oversight and reporting obligations to resolve allegations of non-compliance, imprisonment, contractual damages, reputational harm, diminished profits and future earnings and curtailment or restructuring of our operations, any of which could adversely affect our business, financial condition and results of operations. If any of the physicians or other healthcare providers or entities with whom we expect to do business is found not to be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from participation in government healthcare programs, which could also materially affect our business, financial condition and results of operations.
The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses.
If we are found to have improperly promoted off-label uses of ZTlido, GLOPERBA or our product candidates, if approved, or if we are found to have improperly engaged in pre-approval promotion prior to the approval of such product candidates, we may become subject to significant liability. Such enforcement has become more common in the industry. The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products, such as ZTlido, GLOPERBA and our product candidates, if approved. In particular, a product may not be promoted for uses that are not approved by the FDA or such other regulatory agencies as reflected in the product’s approved labeling. If we receive marketing approval for our product candidates for our proposed indications, physicians may nevertheless use our product for their patients in a manner that is inconsistent with the approved label, if the physicians believe in their professional medical judgment it could be used in such manner. However, if we are found to have promoted our product for any off-label uses, the federal government could levy civil, criminal and/or administrative penalties, and seek fines against us. The FDA, Department of Justice or other regulatory authorities could also request that we enter into a consent decree or a corporate integrity agreement, or seek a permanent injunction against us under which specified promotional conduct is monitored, changed or curtailed. If we cannot successfully manage the promotion of ZTlido, GLOPERBA or our product candidates, if approved, we could become subject to significant liability, which would materially adversely affect our business, financial condition and results of operations.
Healthcare reform measures could hinder or prevent our product candidates’ commercial success.
There have been, and we expect there will continue to be, a number of legislative and regulatory changes to health care systems in the United States and abroad that could impact our ability to sell our products profitably. The United States government and other governments have shown significant interest in pursuing healthcare reform. For example, in 2010, the ACA was enacted, which substantially changed the way healthcare is financed by both governmental and private insurers in the United States. Healthcare reform measures like the ACA may adversely impact the pricing of healthcare products and services in the United States or internationally and the amount of reimbursement available from governmental agencies or other third-party payors.
Since its enactment, there have been ongoing efforts to modify the ACA and its implementing regulations. For example, tax legislation enacted at the end of 2017 includes provisions that, effective January 1, 2019, eliminated the tax penalty for individuals who do not maintain sufficient health insurance coverage, or the so-called “individual mandate.” It is unclear how healthcare reform measures enacted by Congress or implemented by the Biden administration or efforts, if any, to modify the ACA or its implementing regulations, or portions thereof, will impact our business. Litigation and legislation over the ACA and other healthcare reform measures are likely to continue, with unpredictable and uncertain results. Further, additional legislative changes to and regulatory changes under or related to the ACA remain possible.
In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, led to aggregate reductions of Medicare payments to providers of, on average, 2% per fiscal year. These reductions went into effect in April 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030, with the exception of a temporary suspension from May 1, 2020, through May 31, 2022, due to the COVID-19 pandemic. The law provides for 1% Medicare sequestration in the second quarter of 2022 and allows the full 2% sequestration thereafter until 2030. To offset the temporary suspension during the COVID-19 pandemic, in 2030, the sequestration will be 2.25% for the first half of the year, and 3% in the second half of the year. The American Taxpayer Relief Act of 2012 further reduced Medicare payments to several providers, including hospitals and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. For example, CMS may develop new payment and delivery models, such as bundled payment models. In addition, recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under government payor programs, and review the relationship between pricing and manufacturer patient programs, as addressed further in the risk factor below titled “If we fail to comply with our reporting and payment obligations under the Medicaid Drug Rebate Program or other governmental pricing programs once our products come to market, we could be subject to additional reimbursement requirements, penalties, sanctions, and fines, which could have a material adverse effect on our business, financial condition, results of operations, and future prospects.” While any proposed measures may require authorization through additional legislation to become effective, Congress and the Biden administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. We expect that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal health care programs and commercial payers will pay for healthcare products and services, which could result in reduced demand for ZTlido, GLOPERBA and our product candidates, if approved, or additional pricing pressures.
Individual states in the United States have also increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Legally-mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, financial condition and results of operations. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. Furthermore, there has been increased interest by third-party payors and governmental authorities in reference pricing systems and publication of discounts and list prices. These or other reforms could reduce the ultimate demand for ZTlido, GLOPERBA and our product candidates, if approved, or put pressure on our product pricing.
We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action in the United States. If we or any third parties we may engage are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or such third parties are not able to maintain regulatory compliance, ZTlido may lose any regulatory approval that may have been obtained and we may not achieve or sustain profitability.
If we fail to comply with our reporting and payment obligations under the Medicaid Drug Rebate Program or other governmental pricing programs applicable to our product or product candidates, if approved, we could be subject to additional reimbursement requirements, penalties, sanctions and fines, which could have a material adverse effect on our business, financial condition, results of operations and future prospects.
Pricing and rebate calculations vary across products and programs, are complex, and are often subject to interpretation by manufacturers, governmental or regulatory agencies and the courts. Such interpretation can change and evolve over time. In the case of Medicaid pricing data, if a manufacturer becomes aware that its reporting for a prior quarter was incorrect, or has changed as a result of recalculation of the pricing data, the manufacturer is obligated to resubmit the corrected data for up to three years after those data originally were due. Such restatements and recalculations increase costs for complying with the laws and regulations governing the Medicaid Drug Rebate Program and could result in an overage or underage in rebate liability for past quarters. Price recalculations also may affect the ceiling price at which a manufacturer is required to offer its products under the 340B program.
A failure to comply with reporting and payment obligations under the Medicaid Drug Rebate program and other governmental programs could negatively affect financial results. CMS issued a final regulation, which became effective on April 1, 2016, to implement the changes under the ACA to the Medicaid Drug Rebate Program. The final regulation has increased and will continue to increase costs and the complexity of compliance, has been and will continue to be time-consuming to implement, and could have a material adverse effect on the results of operations, particularly if CMS challenges the approach a manufacturer has taken in the implementation of the final regulation. Other regulations and coverage expansion by various governmental agencies relating to the Medicaid Drug Rebate Program may have a similar impact.
Manufacturers have obligations to report the average sales price for certain of drugs to the Medicare program as a part of the agreement to participate in the Medicaid Drug Rebate program. For calendar quarters beginning January 1, 2022, manufacturers are required to report the average sales price for certain drugs under the Medicare program regardless of whether they participate in the Medicaid Drug Rebate program. Statutory or regulatory changes or CMS guidance could affect the average sales price calculations for products and the resulting Medicare payment rate, and could negatively affect results of operations. Starting in 2023, manufacturers must pay refunds to Medicare for single source drugs or biologics, or biosimilar biological products, reimbursed under Medicare Part B and packaged in single-dose containers or single-use packages, for units of discarded drug reimbursed by Medicare Part B in excess of 10% of total allowed charges under Medicare Part B for that drug. Manufacturers that fail to pay refunds could be subject to civil monetary penalties of 125 percent of the refund amount. Congress further could enact a Medicare Part B inflation rebate, under which manufacturers would owe additional rebates if the average sales price of a drug were to increase faster than the pace of inflation.
Health Resources and Services Administration (“HRSA”) issued a final regulation regarding the calculation of the 340B ceiling price and the imposition of civil monetary penalties on manufacturers that knowingly and intentionally overcharge covered entities, which became effective on January 1, 2019. Implementation of this regulation has affected manufacturer obligations and potential liability under the 340B program. Manufacturers are also required to report the 340B ceiling prices for covered outpatient drugs to HRSA, which then publishes them to 340B covered entities. Any charge by HRSA that a manufacturer has violated the requirements of the program or the regulation could negatively affect financial results. Moreover, under a final regulation effective January 13, 2021, HRSA newly established an administrative dispute resolution (“ADR”) process for claims by covered entities that a manufacturer has engaged in overcharging, and by manufacturers that a covered entity violated the prohibitions against diversion or duplicate discounts. Such claims are to be resolved through an ADR panel of government officials rendering a decision that can be appealed to a federal court. An ADR proceeding could subject a manufacturer to onerous procedural requirements and could result in additional liability. Further, any additional future changes to the definition of average manufacturer price and the Medicaid rebate amount under the ACA or otherwise could affect our 340B ceiling price calculations and negatively affect results of operations.
Civil monetary penalties can be applied if a manufacturer (i) is found to have knowingly submitted any false price or product information to the government, (ii) is found to have made a misrepresentation in the reporting of its average sales price, (iii) fails to submit the required price data on a timely basis, or (iv) is found to have knowingly and intentionally charged 340B covered entities more than the statutorily mandated ceiling price. CMS could also decide to terminate the Medicaid Drug Rebate Agreement, or HRSA, or to terminate the 340B program participation agreement, in which case federal payments may not be available under Medicaid or Medicare Part B for the manufacturer’s covered outpatient drugs.
In addition, manufacturers are required to provide to CMS a 70% discount on brand name prescription drugs utilized by Medicare Part D beneficiaries when those beneficiaries are in the coverage gap phase of the Part D benefit design. Congress could enact legislation that sunsets this discount program and replaces it with a new manufacturer discount program. Under either program, civil monetary penalties could be applied if a manufacturer fails to provide these discounts in the amount of 125 percent of the discount that was due. Furthermore, Congress could enact a Medicare Part D inflation rebate, under which manufacturers would owe additional rebates if the average manufacturer price of a drug were to increase faster than the pace of inflation.
Congress could also enact additional changes that affect our overall rebate liability and the information we report to the government as part of price reporting calculations. In addition, Congress could enact a drug price negotiation program under which the prices for certain high Medicare spend single source drugs would be capped by reference to the non-federal average manufacturer price. This or any other legislative change could impact the market conditions for our products. We expect continued scrutiny on government price reporting and pricing more generally from Congress, agencies, and other bodies and are seeing an increase in state interest in price reporting, transparency and other policies to address drug pricing concerns.

Pursuant to applicable law, knowing provision of false information in connection with price reporting or contract-based requirements under the VA Federal Supply Schedule and/or Tricare programs can subject a manufacturer to civil monetary penalties. These programs and contract-based obligations also contain extensive disclosure and certification requirements. If a manufacturer overcharges the government in connection with its arrangements with Federal Supply Schedule or Tricare, the manufacturer may be required to refund the difference to the government. Failure to make necessary disclosures or to identify contract overcharges can result in allegations against us under the False Claims Act and other laws and regulations. Unexpected refunds to the government, and/or response to a government investigation or enforcement action, would be expensive and time-consuming, and could have a material adverse effect on our business, financial condition, results of operations and future prospects.
We will need to obtain prior FDA authorization for any proposed product brand names, and any failure or delay associated with such approval may adversely impact our business, financial condition and results of operations.
Any brand names we intend to use for our product candidates will require authorization from the FDA regardless of whether we have secured a formal trademark registration from the PTO. The FDA typically conducts a review of proposed product brand names, including an evaluation of potential for confusion with other product names. The FDA may also object to a product brand name if it believes the name inappropriately implies medical claims. If the FDA objects to any of our proposed product brand names, we may be required to adopt an alternative brand name for our product candidates. If we adopt an alternative brand name, we would lose the benefit of our existing trademark applications for such product candidate and may be required to expend significant additional resources in an effort to identify a suitable product brand name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA. We may be unable to build a successful brand identity for a new trademark in a timely manner, or at all, which would limit our ability to successfully commercialize our product candidates.
We are subject to the U.S. Foreign Corrupt Practices Act and other anti-corruption laws, as well as export control laws, customs laws, sanctions laws and other laws governing our operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures, and legal expenses, which could adversely affect our business, financial condition and results of operations.
Our operations are subject to certain anti-corruption laws, including the FCPA, and other anti-corruption laws that apply in countries where we conduct business, including performing clinical trials. The FCPA and other anti-corruption laws generally prohibit us and our employees and intermediaries from bribing, being bribed or making other prohibited payments to government officials or other persons to obtain or retain business or gain some other business advantage. We, our commercial partners and our affiliates operate in a number of jurisdictions that pose a risk of potential FCPA violations and we participate in collaborations and relationships with third parties whose actions could potentially subject us to liability under the FCPA or local anti-corruption laws. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.
There can be no assurance that we will be completely effective in ensuring our compliance with all applicable anti-corruption laws, including the FCPA or other legal requirements, such as trade control laws. Any investigation of potential violations of the FCPA, other anti-corruption laws or trade control laws by U.S., European Union or other authorities could have an adverse impact on our reputation, our business, financial condition and results of operations. Furthermore, should we be found not to be in compliance with the FCPA, other anti-corruption laws or trade control laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, as well as the accompanying legal expenses, any of which could have a material adverse effect on our reputation and liquidity, as well as on our business, financial condition and results of operations.
Risks Related to Scilex’s Relationship with Sorrento
Certain of our directors and officers may have actual or potential conflicts of interest because of their positions with Sorrento.
Following the Business Combination, Mr. Jaisim Shah, Dr. Henry Ji, Mr. Dorman Followwill, Ms. Laura J. Hamill, Dr. Tien-Li Lee, Mr. David Lemus, and Mr. Tommy Thompson will serve on the New

Scilex Board. Mr. Jaisim Shah and Dr. Henry Ji, who will also be our executive officers, will retain their positions as members of the board of directors of Sorrento (and in the case of Dr. Henry Ji, the positions of President, Chief Executive Officer and Chairman of the board of directors of Sorrento).
While our board of directors has determined that Mr. Dorman Followwill, Ms. Laura J. Hamill, Dr. Tien-Li Lee, Mr. David Lemus, and Mr. Tommy Thompson are “independent directors” within the meaning of applicable regulatory and stock exchange requirements in the United States, both Mr. David Lemus and Mr. Dorman Followwill have served and, after the Business Combination, are expected to continue to serve, as directors of Sorrento (and in the case of Mr. Dorman Followwill, the Lead Independent Director of Sorrento) and Tommy Thompson has served and, after the Business Combination, is expected to continue to serve, as special consultant to the Chief Executive Officer of Sorrento, Dr. Henry Ji. Further, Dr. Tien-Li Lee is the founder, the Chief Executive Officer and a director of Aardvark, which has been involved in an asset purchase transaction with Sorrento in connection with Sorrento’s acquisition of Aardvark’s delayed burst release low dose naltrexone formulation asset and intellectual property rights. As part of Sorrento’s investment in Aardvark relating to such asset purchase transaction, Sorrento paid cash for shares of Aardvark’s Series B Preferred Stock, resulting in Sorrento holding approximately 8% of Aardvark’s ownership interest as of December 31, 2021. Also as part of such investment, Dr. Henry Ji joined the board of directors of Aardvark in May 2021. Sorrento and Aardvark may enter into more commercial arrangements in the future.
In addition, such directors and officers may own shares of Sorrento common stock, options to purchase shares of Sorrento common stock or other Sorrento equity awards. These individuals’ holdings of Sorrento common stock, options to purchase shares of Sorrento common stock or other equity awards of Sorrento may be significant for some of these persons compared to these persons’ total assets. Their position at Sorrento and the ownership of any Sorrento equity or equity awards creates, or may create the appearance of, conflicts of interest when these directors and officers are faced with decisions that could have different implications for Sorrento than the decisions have for us. For example, potential conflicts of interest could arise in connection with the resolution of any dispute that may arise between Sorrento and us regarding the terms of the agreements governing the transition services and the relationship thereafter between the companies. Potential conflicts of interest may also arise if we enter into commercial arrangements with Sorrento in the future. As a result of these actual or apparent conflicts, we may be precluded from pursuing certain growth initiatives.
Sorrento currently performs or supports many of our important corporate functions. Our financial statements may not necessarily be indicative of the conditions that would have existed or our results of operations if we had been operated as an unaffiliated company of Sorrento, and we will incur significant charges in connection with the Business Combination and incremental costs as a stand-alone public company.
We will need to replicate or replace certain functions, systems and infrastructure to which we will no longer have the same access after the Business Combination. We may also need to make investments or hire additional employees to operate without the same access to Sorrento’s existing operational and administrative infrastructure. These initiatives may be costly to implement. Due to the scope and complexity of the underlying projects relative to these efforts, the amount of total costs could be materially higher than our estimate, and the timing of the incurrence of these costs is subject to change.
Sorrento currently performs or supports many important corporate functions for our company. Our financial statements reflect charges for these services on an allocation basis. As a result, our historical financial statements may not be reflective of conditions that would have existed or what our results of operations would have been had we been a stand-alone public company and no longer a majority-owned subsidiary of Sorrento. Following the Business Combination, pursuant to agreements we expect to enter into with Sorrento, we expect that Sorrento will continue to provide us with some of the services related to these functions on a transitional basis in exchange for agreed-upon fees, and we expect to incur other costs to replace the services and resources that will not be provided by Sorrento. We will also incur additional costs as a stand-alone public company. As a stand-alone public company, our total costs related to certain support functions may differ from the costs that were historically allocated to us from Sorrento. In addition, in the future, we expect to incur internal costs to implement certain new systems, including infrastructure and an enterprise resource planning system, while our legacy systems are currently being fully supported by Sorrento.

We may not be able to replace these services or enter into appropriate third-party agreements on terms and conditions, including cost, comparable to those that we will receive from Sorrento under our agreements with Sorrento. Additionally, after the agreements terminate, we may be unable to sustain the services at the same levels or obtain the same benefits as when we were receiving such services and benefits from Sorrento. When we begin to operate these functions separately, if we do not have our own adequate systems and business functions in place, or are unable to obtain them from other providers, we may not be able to operate our business effectively or at comparable costs, and our profitability may decline. In addition, we have historically received informal support from Sorrento, which may not be addressed in our agreements with Sorrento. The level of this informal support will diminish or cease following the Business Combination.
We are controlled by Sorrento, whose interests may differ from those of our public shareholders.
Immediately following the Business Combination, Sorrento will control a minimum of approximately 90.4% of the voting power of the New Scilex Common Stock, which means that, based on its percentage voting power controlled after the Business Combination, Sorrento will control the vote of all matters submitted to a vote of the New Scilex stockholders. This control will enable Sorrento to control the election of the members of the New Scilex Board and all other corporate decisions. In particular, for so long as Sorrento continues to own a majority of the New Scilex Common Stock, Sorrento will be able to cause or prevent a change of control of New Scilex or a change in the composition of the New Scilex Board and could preclude any unsolicited acquisition of New Scilex.
Pursuant to the Registration Rights Agreement and the Proposed Charter, which will take effect upon completion of the Business Combination, Sorrento will have certain rights, and the ability to take certain actions, that are not otherwise available to all New Scilex stockholders. For example, the Registration Rights Agreement provides Sorrento the right, following the Business Combination and subject to certain conditions, to demand that New Scilex file a registration statement or request that their shares of New Scilex Common Stock be covered by a registration statement that New Scilex is otherwise filing. See the section titled “Description of New Scilex Securities — Registration Rights” for additional information regarding these rights. In addition, until such time as Sorrento first ceases to own greater than 50% of the outstanding voting power of the New Scilex Common Stock, the Proposed Charter will effectively provide Sorrento with the ability to fill vacancies on the New Scilex Board, remove directors (with or without cause), call a special meeting of the New Scilex stockholders, amend the Proposed Charter (subject to approval of the New Scilex Board) and amend the Proposed Bylaws. The directors so elected will have the authority, subject to the terms of our indebtedness and applicable rules and regulations, to issue additional stock, implement stock repurchase programs, declare dividends and make other decisions. See the section titled “Description of New Scilex Securities — Anti-Takeover Matters in New Scilex’s Governing Documents and Under Delaware Law” for additional information regarding Sorrento’s ability to take such actions.
Even when Sorrento ceases to control a majority of the total voting power of New Scilex, for so long as Sorrento continues to own a significant percentage of the New Scilex Common Stock, Sorrento will still be able to significantly influence the composition of the New Scilex Board and the approval of actions requiring stockholder approval. Accordingly, for such period of time, Sorrento will have significant influence with respect to New Scilex’s management, business plans and policies. Because of the significant ownership position held by Sorrento and New Scilex’s classified board structure, new investors may not be able to effect a change in New Scilex’s business or management. The concentration of ownership and availability of the foregoing rights could deprive our stockholders of an opportunity to receive a premium for their shares of common stock as part of a sale of our company and ultimately might affect the market price of the New Scilex Common Stock.
Furthermore, the interests of Sorrento may not be aligned with those of other New Scilex stockholders and this could lead to actions that may not be in the best interests of our other stockholders. For example, Sorrento may have different tax positions or strategic plans for New Scilex, which could influence its decisions regarding whether and when New Scilex should dispose of assets or incur new or refinance existing indebtedness. Additionally, Sorrento’s significant ownership in New Scilex may discourage someone from making a significant equity investment in New Scilex, or could discourage transactions involving a change in control.

In addition, Sorrento and its affiliates engage in a broad spectrum of activities, including investments in our industry generally. In the ordinary course of their business activities, Sorrento and its affiliates may engage in activities where their interests conflict with our interests or those of New Scilex’s other stockholders, such as investing in or advising businesses that directly or indirectly compete with certain portions of New Scilex’s business or those businesses that are suppliers or customers of ours. The Proposed Charter will provide that, to the fullest extent permitted by law, none of Sorrento and its affiliates and any person or entity who, while a stockholder, director, officer or agent of us or any of our affiliates, is a director, officer, principal, partner, member, manager, employee, agent and/or other representative of Sorrento and its affiliates (each an “Identified Person”) will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar business activities or lines of business in which we or our affiliates are engaged or that are deemed to be competing with us or any of our affiliates or (ii) otherwise investing in or providing services to any person that competes with us or our affiliates engaging, directly or indirectly, in the same or similar business activities or lines of business in which we operate. In addition, to the fullest extent permitted by law, no Identified Person will have any obligation to offer us or our subsidiaries or affiliates the right to participate in any corporate opportunity in the same or similar business activities or lines of business in which we or our affiliates are engaged or that are deemed to be competing with us or any of our affiliates. This means that Sorrento may pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. In addition, Sorrento may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to the New Scilex stockholders or may not prove beneficial.
New Scilex will be subject to recently enacted state laws in California that require gender and diversity quotas for boards of directors of public companies headquartered in California.
In September 2018, California enacted Senator Bill 826 (“SB 826”), which generally requires public companies with principal executive offices in California to have at least two female directors on its board of directors if the company has at least five directors, and at least three female directors on its board of directors if the company has at least six directors. SB 826 has been challenged in legal proceedings and there is uncertainty as to whether a court would uphold SB 826.
Additionally, on September 30, 2020, California enacted Assembly Bill 979 (“AB 979”), which generally requires public companies with principal executive offices in California to include specified numbers of directors from “underrepresented communities”. A director from an “underrepresented community” means a director who self-identifies as Black, African American, Hispanic, Latino, Asian, Pacific Islander, Native American, Native Hawaiian, Alaska Native, gay, lesbian, bisexual or transgender. By December 31, 2021, each public company with principal executive offices in California was required to have at least one director from an underrepresented community. By December 31, 2022, a public company with more than four but fewer than nine directors will be required to have a minimum of two directors from underrepresented communities, and a public company with nine or more directors will need to have a minimum of three directors from underrepresented communities. On April 1, 2022, the Superior Court of California for the County of Los Angeles entered an order striking down AB 979, holding that the statute violates the Equal Protection Clause of the California Constitution. On June 2, 2022, a notice of appeal was filed and thus litigation regarding AB 979 will continue. We cannot assure that New Scilex can recruit, attract and/or retain qualified members of the New Scilex Board and meet gender and diversity quotas as required by SB 826 or AB 979, if upheld. We do not currently expect that the New Scilex board of directors will satisfy the quota required under SB 826, if upheld. A failure to comply with either SB 826 or AB 979, in each case if upheld, could result in fines from the California Secretary of State, with a $100,000 fine for the first violation and a $300,000 fine for each subsequent violation of either law, and New Scilex’s reputation may be adversely affected.
Risks Related to Ownership of New Scilex Common Stock
If the perceived benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of Vickers’s securities or, following the Business Combination, New Scilex’s securities, may decline.
If the perceived benefits of the Business Combination do not meet the expectations of investors or securities analysists, the market price of Vickers’s securities prior to the Closing may decline. The market values of Vickers’s securities at the time of the Business Combination may vary significantly from their prices on the date of the Merger Agreement was executed, the date of this proxy statement/prospectus, or the date on which Vickers’s shareholders vote on the Business Combination.
In addition, following the Business Combination, fluctuations in the price of New Scilex’s securities could contribute to the loss of all or part of a stockholder’s investment. Prior to the Business Combination, there has not been a public market for Scilex Common Stock. Accordingly, the valuation ascribed to New Scilex in the Business Combination may not be indicative of the price that will prevail in the trading market following the Business Combination. The market prices for securities of biotechnology and pharmaceutical companies have historically been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. If an active market for New Scilex’s securities develops and continues, the market price of its common stock may fluctuate significantly in response to numerous factors, some of which are beyond New Scilex’s control, such as:

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New Scilex’s ability to commercialize ZTlido, GLOPERBA or its product candidates, if approved;

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the status and cost of New Scilex’s marketing commitments for ZTlido, GLOPERBA and its product candidates;

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announcements regarding results of any clinical trials relating to New Scilex’s product candidates;

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unanticipated serious safety concerns related to the use of ZTlido, GLOPERBA or any of New Scilex’s product candidates;

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adverse regulatory decisions;

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changes in laws or regulations applicable to ZTlido, GLOPERBA or New Scilex’s product candidates, including but not limited to clinical trial requirements for approvals;

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legal disputes or other developments relating to proprietary rights, including patents, litigation matters and New Scilex’s ability to obtain patent protection for ZTlido, GLOPERBA or its product candidates, government investigations and the results of any proceedings or lawsuits, including, but not limited to, patent or stockholder litigation;

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New Scilex’s decision to initiate a clinical trial, not initiate a clinical trial or to terminate an existing clinical trial;

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New Scilex’s dependence on third parties;

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announcements of the introduction of new products by New Scilex’s competitors;

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market conditions and trends in the pharmaceutical and biotechnology sectors;

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announcements concerning product development results or intellectual property rights of others;

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future issuances of common stock or other securities;

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the recruitment or departure of key personnel;

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failure to meet or exceed any financial guidance or expectations regarding product development milestones that New Scilex may provide to the public;

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actual or anticipated variations in quarterly operating results;

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New Scilex’s failure to meet or exceed the estimates and projections of the investment community;

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overall performance of the equity markets and other factors that may be unrelated to New Scilex’s operating performance or the operating performance of its competitors, including changes in market valuations of similar companies;

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announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by New Scilex or its competitors;

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changes in financial estimates by New Scilex or by any securities analysts who might cover its stock;

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fluctuation of the market values of any of New Scilex’s potential strategic investments;

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issuances of debt or equity securities;

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compliance with New Scilex’s contractual obligations, including compliance with affirmative and restrictive covenants in the Indenture;

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sales of New Scilex Common Stock by New Scilex or its stockholders in the future;

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trading volume of New Scilex Common Stock;

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ineffectiveness of New Scilex’s internal controls;

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publication of research reports about New Scilex or its industry or positive or negative recommendations or withdrawal of research coverage by securities analysts;

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failure to effectively integrate the operations of Semnur;

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general political and economic conditions;

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effects of natural or man-made catastrophic events;

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effects of public health crises, pandemics and epidemics, such as the COVID-19 pandemic; and

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other events or factors, many of which are beyond New Scilex’s control.

Further, the equity markets in general have recently experienced extreme price and volume fluctuations. Continued market fluctuations could result in extreme volatility in the price of New Scilex Common Stock, which could cause a decline in the value of its common stock. Price volatility of New Scilex Common Stock might worsen if the trading volume of its common stock is low. In the past, stockholders have initiated class action lawsuits against pharmaceutical and biotechnology companies following periods of volatility in the market prices of these companies’ stock. Such litigation, if instituted against New Scilex, could cause it to incur substantial costs and divert management’s attention and resources from its business. The realization of any of the above risks or any of a broad range of other risks, including those described in these “Risk Factors”, could have a dramatic and material adverse impact on the market price of New Scilex Common Stock.
Scilex has not paid cash dividends in the past and New Scilex does not expect to pay cash dividends in the foreseeable future. Any return on investment may be limited to the capital appreciation, if any, of New Scilex Common Stock.
Scilex has not paid cash dividends on its common stock and New Scilex does not anticipate paying cash dividends on its common stock in the foreseeable future. The payment of dividends on New Scilex’s capital stock will depend on its earnings, financial condition and other business and economic factors affecting New Scilex at such time as its board of directors may consider relevant. In addition, New Scilex’s ability to pay dividends is limited by the Indenture and may be limited by covenants in future outstanding indebtedness that New Scilex or its subsidiaries may incur. Since New Scilex does not intend to pay dividends, a stockholder’s ability to receive a return on such stockholder’s investment will depend on any future appreciation in the market value of its common stock. There is no guarantee that New Scilex Common Stock will appreciate or even maintain the price at which its stockholders have purchased it.
Future sales of a substantial number of shares of New Scilex Common Stock may cause the price of its common stock to decline.
If New Scilex’s existing stockholders sell, or indicate an intention to sell, substantial amounts of the New Scilex Common Stock after the closing of the Business Combination, the trading price of the New Scilex Common Stock could decline and it could impair New Scilex’s ability to raise capital through the sale of additional equity securities. Sorrento and certain directors and equityholders of Vickers, including the Sponsors, are subject to lock-up provisions that restrict their ability to transfer shares of New Scilex Common Stock or any security convertible into or exercisable or exchanged for New Scilex Common Stock until 180 days from the Effective Time, subject to certain exceptions.
New Scilex’s operating results may fluctuate significantly.
New Scilex expects its operating results to be subject to quarterly, and possibly annual, fluctuations. New Scilex’s net loss and other operating results will be affected by numerous factors, including:

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variations in the level of expenses related to New Scilex’s development programs;

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the addition or termination of clinical trials;

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any intellectual property infringement lawsuit in which New Scilex may become involved;

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regulatory developments affecting ZTlido, GLOPERBA or New Scilex’s product candidates, regulatory approvals of its product candidates, and the level of underlying demand for such products and purchasing patterns; and

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New Scilex’s execution of any collaborative, licensing or similar arrangements, and the timing of payments New Scilex may make or receive under these arrangements.

If New Scilex’s quarterly or annual operating results fall below the expectations of investors or securities analysts, the price of its common stock could decline substantially. Furthermore, any quarterly or annual fluctuations in New Scilex’s operating results may, in turn, cause the price of its common stock to fluctuate substantially.
If securities or industry analysts do not publish research or reports about New Scilex’s business, or if they issue an adverse opinion regarding its stock, its stock price and trading volume could decline.
The trading market for New Scilex Common Stock will be influenced by the research and reports that industry or securities analysts publish about New Scilex or its business. New Scilex does not currently have and may never obtain research coverage by securities and industry analysts. Since New Scilex will become public through a merger, securities analysts of major brokerage firms may not provide coverage of New Scilex since there is no incentive to brokerage firms to recommend the purchase of its common stock. If no or few securities or industry analysts commence coverage of New Scilex, the trading price for its stock would be negatively impacted. In the event New Scilex obtains securities or industry analyst coverage, if any of the analysts who cover it issues an adverse opinion regarding New Scilex, its business model, its intellectual property or its stock performance, or if its clinical trials and operating results fail to meet the expectations of analysts, its stock price would likely decline. If one or more of these analysts cease coverage of New Scilex or fail to publish reports on it regularly, New Scilex could lose visibility in the financial markets, which in turn could cause its stock price or trading volume to decline.
Raising additional capital may cause dilution to New Scilex’s existing stockholders, restrict its operations or require it to relinquish rights to ZTlido or its product candidates.
New Scilex may issue additional equity securities to fund future expansion and pursuant to equity incentive or employee benefit plans. It may also issue additional equity for other purposes. These securities may have the same rights as New Scilex Common Stock or, alternatively, may have dividend, liquidation or other preferences to New Scilex Common Stock, including New Scilex Common Stock issued in connection with the Business Combination. The issuance of additional equity securities will dilute the holdings of existing stockholders and may reduce the share price of New Scilex Common Stock.
Pursuant to the Equity Incentive Plan, which will become effective the day prior to the Closing, New Scilex will be authorized to grant equity awards to its employees, directors and consultants. In addition, pursuant to the ESPP, which will become effective the day prior to the Closing, New Scilex will be authorized to sell shares to its employees. A total of         and         shares of common stock have been reserved for future issuance under the Equity Incentive Plan and the ESPP, respectively. In addition, the Equity Incentive Plan and ESPP provide for annual automatic increases in the number of shares reserved thereunder, beginning on January 1, 2023. As a result of such annual increases, New Scilex’s stockholders may experience additional dilution, which could cause the price of New Scilex Common Stock to fall.
Pursuant to the Registration Rights Agreement to be entered into in connection with the Business Combination, certain stockholders of Vickers and Scilex can each demand that New Scilex register their registrable securities under certain circumstances and will each also have piggyback registration rights for these securities. In addition, following the Closing, New Scilex will be required to file and maintain an effective registration statement under the Securities Act covering such securities and certain of its other securities. The registration of these securities will permit the public sale of such securities, subject to certain contractual restrictions imposed by the Registration Rights Agreement and the Merger Agreement. The presence of these additional shares of common stock trading in the public market may have an adverse effect on the market price of New Scilex’s securities.
If New Scilex raises additional funds through collaboration, licensing or other similar arrangements, New Scilex may have to relinquish valuable rights to ZTlido or its product candidates, or grant licenses on terms unfavorable to New Scilex. If adequate funds are not available, New Scilex’s ability to achieve profitability or to respond to competitive pressures would be significantly limited and New Scilex may be required to delay, significantly curtail or eliminate the development of its product candidates.
New Scilex’s principal stockholders, directors and executive officers will own a significant percentage of its capital stock, and have significant influence over New Scilex’s management.
Following the closing of the Business Combination, New Scilex’s directors, executive officers, holders of 5% or more of New Scilex’s capital stock and their respective affiliates are expected to beneficially own, in the aggregate, a minimum of approximately 91% of New Scilex’s outstanding voting stock. This concentration of voting power may make it less likely that any other holder of New Scilex Common Stock will be able to affect the way New Scilex is managed and could delay or prevent an acquisition of New Scilex on terms that other stockholders may desire. This could prevent transactions in which stockholders might otherwise recover a premium for their shares over current market prices. See “Risk Factors — We are controlled by Sorrento, whose interests may differ from those of our public shareholders” above for additional information regarding Sorrento’s influence and control in New Scilex. See “Security Ownership of Certain Beneficial Owners and Management” for information regarding the ownership of New Scilex’s outstanding stock by its directors, executive officers, and current beneficial owners of 5% or more of New Scilex’s voting securities and their respective affiliates.
New Scilex’s ability to use its net operating loss and tax credit carryforwards may be subject to limitation.
Generally, a change of more than 50% in the ownership of a company’s stock, by value, over a three-year period constitutes an ownership change for U.S. federal income tax purposes. An ownership change may limit New Scilex’s ability to use its net operating loss carryforwards attributable to the period prior to the change. New Scilex has experienced a corporate reorganization in the past and may experience ownership changes in the future as a result of the Business Combination and/or subsequent changes in its stock ownership (some of which shifts are outside its control). As a result, if New Scilex earns net taxable income, its ability to use its pre-change net operating loss carryforwards to offset U.S. federal taxable income may become subject to limitations, which could potentially result in increased future tax liability for New Scilex.
The Tax Cuts and Jobs Act of 2017 (the “TCJA”), among other things, includes changes to U.S. federal tax rates and the rules governing net operating loss (“NOL”) carryforwards. For NOLs arising in tax years beginning after December 31, 2017, the TCJA limits a taxpayer’s ability to utilize NOL carryforwards to 80% of taxable income. In addition, NOLs arising in tax years ending after December 31, 2017 can be carried forward indefinitely, but carryback is generally prohibited. NOLs generated in tax years beginning before January 1, 2018 will not be subject to the taxable income limitation, and NOLs generated in tax years ending before January 1, 2018 will continue to have a two-year carryback and 20-year carryforward period. Deferred tax assets for NOLs will need to be measured at the applicable tax rate in effect when the NOL is expected to be utilized. The changes in the carryforward/carryback periods, as well as the new limitation on use of NOLs may significantly impact New Scilex’s ability to utilize its NOLs to offset taxable income in the future.
If New Scilex’s estimates or judgments relating to its critical accounting policies are based on assumptions that change or prove to be incorrect, its operating results could fall below its publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of its common stock.
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in New Scilex’s combined consolidated financial statements and accompanying notes. New Scilex bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. If New Scilex’s assumptions change or if actual circumstances differ from its assumptions, its operating results may be adversely affected and could fall below its publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of New Scilex Common Stock.
Anti-takeover provisions in the Proposed Charter and the Proposed Bylaws and under Delaware law could make an acquisition of New Scilex, which may be beneficial to its stockholders, more difficult and may prevent attempts by its stockholders to replace or remove New Scilex’s current management.
The Proposed Charter and the Proposed Bylaws, each of which will be in effect upon completion of the Business Combination, and the DGCL contains provisions that could make it more difficult for a third party to acquire New Scilex, even if doing so might be beneficial to New Scilex’s stockholders. Among other things, these provisions include:
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allow the New Scilex Board to authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include supermajority voting, special approval, dividend, or other rights or preferences superior to the rights of other stockholders;

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provide for a classified board of directors with staggered three-year terms;

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provide that, at any time after the Sorrento Group first ceases to beneficially own more than 50% in voting power of the then-outstanding shares of New Scilex Common Stock entitled to vote generally in the election of directors (the “Sorrento Trigger Event”), directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2∕3% in voting power of all the then-outstanding shares of New Scilex Common Stock entitled to vote thereon, voting together as a single class;

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prohibit stockholder action by written consent from and after the Sorrento Trigger Event;

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provide that, at any time after the Sorrento Trigger Event, special meetings may only be called by or at the direction of the Chairman of the New Scilex Board, the New Scilex Board or the Chief Executive Officer;

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provide that, at any time after the Sorrento Trigger Event, any alteration, amendment or repeal, in whole or in part, of any provision of the Proposed Bylaws by New Scilex’s stockholders will require the affirmative vote of the holders of at least 66 2∕3% in voting power of all the then-outstanding shares of the New Scilex Common Stock entitled to vote thereon, voting together as a single class; and

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establish advance notice requirements for nominations for elections to the New Scilex Board and for proposing matters that can be acted upon by stockholders at stockholder meetings.

Section 203 of the DGCL generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any interested stockholder for a period of three years following the date on which the stockholder became an interested stockholder. New Scilex has expressly elected not to be governed by Section 203 of the DGCL until the occurrence of a Sorrento Trigger Event. At that time, such election shall be automatically withdrawn and New Scilex will thereafter be governed by Section 203 of the DGCL, except that the restrictions on business combinations of Section 203 of the DGCL will not apply to Sorrento or its current or future Affiliates (as defined in the Proposed Charter) regardless of its percentage ownership of New Scilex Common Stock. These provisions could discourage, delay or prevent a transaction involving a change in control of New Scilex. These provisions could also discourage proxy contests and make it more difficult for New Scilex’s stockholders to elect directors of their choosing and cause New Scilex to take other corporate actions they desire, including actions that New Scilex’s stockholders may deem advantageous. In addition, because the New Scilex Board is responsible for appointing the members of New Scilex’s management team, these provisions could in turn affect any attempt by New Scilex’s stockholders to replace current members of New Scilex’s management team.
These anti-takeover provisions and other provisions in the Proposed Charter, the Proposed Bylaws and Delaware law could make it more difficult for stockholders or potential acquirors to obtain control of the New Scilex Board or initiate actions that are opposed by New Scilex’s then-current board of directors and could also delay or impede a merger, tender offer or proxy contest involving New Scilex. The existence of these provisions could negatively affect the price of New Scilex Common Stock and limit opportunities for a stockholder to realize value in a corporate transaction. For information regarding these and other provisions, see the section titled “Description of New Scilex Securities.” In addition, if prospective takeovers are not consummated for any reason, New Scilex may experience negative reactions from the financial markets, including negative impacts on the price of New Scilex Common Stock.
The Proposed Charter that will be in effect upon the Closing will designate the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by New Scilex’s stockholders and the federal district courts of the United States as the exclusive forum for litigation arising under the Securities Act, which could limit New Scilex’s stockholders’ ability to obtain a favorable judicial forum for disputes with New Scilex.
Pursuant to the Proposed Charter, which New Scilex will adopt upon the completion of the Business Combination, unless it consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom, will, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on New Scilex’s behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of New Scilex’s current or former directors, officers, employees or stockholders to New Scilex or its stockholders; (iii) any action asserting a claim against New Scilex or any of its current or former directors, officers, employees or stockholders arising pursuant to any provision of the DGCL, the Proposed Charter or the Proposed Bylaws; (iv) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of the Proposed Charter or the Proposed Bylaws; (v) any action or proceeding asserting a claim against New Scilex or any of its current or former directors, officers, employees or stockholders as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware and (vi) any action asserting an “internal corporate claim,” as that term is defined in Section 115 of the DGCL; provided that, for the avoidance of doubt, the foregoing forum selection provision will not apply to claims arising under the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.
The Proposed Charter will also provide that, unless New Scilex consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. The Proposed Charter will further provide that any person or entity purchasing or otherwise acquiring any interest in shares of New Scilex Common Stock is deemed to have notice of and consented to the provisions of the Proposed Charter described above. See the section titled “Description of New Scilex Securities — Anti-Takeover Measures in New Scilex’s Governing Documents and Under Delaware Law — Exclusive Forum.”
The forum selection provisions in the Proposed Charter may have the effect of discouraging lawsuits against New Scilex’s directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings and there is uncertainty as to whether a court would enforce such provisions. In addition, investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If the enforceability of New Scilex’s forum selection provisions were to be challenged, it may incur additional costs associated with resolving such challenge. While New Scilex currently has no basis to expect any such challenge would be successful, if a court were to find its forum selection provisions to be inapplicable or unenforceable with respect to one or more of these specified types of actions or proceedings, New Scilex may incur additional costs associated with having to litigate in other jurisdictions, which could result in a diversion of the time and resources of New Scilex’s employees, management and board of directors, and could have an adverse effect on its business, financial condition and results of operations.
New Scilex will be an emerging growth company, and it cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make its common stock less attractive to investors.
New Scilex will be an emerging growth company, as defined in the JOBS Act. For as long as New Scilex continues to be an emerging growth company, it may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements and exemptions from the requirements of holding nonbinding advisory stockholder votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. New Scilex cannot predict if investors will find its common stock less attractive because New Scilex may rely on these exemptions. If some investors find New Scilex Common Stock less attractive as a result, there may be a less active trading market for New Scilex Common Stock and its stock price may be more volatile.
New Scilex will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of the IPO, (b) in which it has total annual gross revenue of at least $1.07 billion, or (c) in which it is deemed to be a large accelerated filer, which requires the market value of its common stock that is held by non-affiliates to equal or exceed $700 million as of the last business day of the second fiscal quarter of such year, and (2) the date on which New Scilex has issued more than $1 billion in non-convertible debt during the prior three-year period.
Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. New Scilex has irrevocably elected not to avail itself of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. As a result, changes in rules of U.S. generally accepted accounting principles or their interpretation, the adoption of new guidance or the application of existing guidance to changes in New Scilex’s business could significantly affect New Scilex’s business, financial condition and results of operations.
Additionally, Vickers is a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S ‑K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. Following the Business Combination, Vickers expects that New Scilex will no longer be a smaller reporting company because it will be a majority-owned subsidiary of Sorrento.
Following the Business Combination, New Scilex will be a controlled company within the meaning of the Nasdaq Listing Rules and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements. Stockholders of New Scilex may not have the same protection afforded to stockholders of companies that are subject to such governance requirements.
After the Business Combination, Sorrento will continue to control a majority of the voting power of the outstanding shares of New Scilex Common Stock. As a result, New Scilex will be a “controlled company” within the meaning of the corporate governance standards of Nasdaq. Under these corporate governance standards, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements. For example, controlled companies, within one year of the date of the listing of their common stock:
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are not required to have a board that is composed of a majority of “independent directors” as defined under the Nasdaq Listing Rules;

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are not required to have a compensation committee that is composed entirely of independent directors or have a written charter addressing the committee’s purpose and responsibilities; and

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are not required to have director nominations be made, or recommended to the full board of directors, by its independent directors or by a nominating and corporate governance committee that is composed entirely of independent directors, and to adopt a written charter or a board resolution addressing the nominations process.

While we do not presently intend to rely on these exemptions, New Scilex may opt to utilize these exemptions in the future as long as it remains a controlled company. Accordingly, New Scilex stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq.
If New Scilex ceases to be a “controlled company” in the future, it will be required to comply with the Nasdaq listing standards, which may require replacing a number of its directors and will require development of certain other governance-related policies and practices. These and any other actions necessary to achieve compliance with such rules may increase New Scilex’s legal and administrative costs, will make some activities more difficult, time-consuming and costly and may also place additional strain on New Scilex’s personnel, systems and resources.
New Scilex will incur increased costs as a result of operating as a public company, and its management will devote substantial time to related compliance initiatives.
As a public company, New Scilex will incur significant legal, accounting and other expenses that Scilex did not incur as a private company, and these expenses may increase even more after it is no longer an “emerging growth company.” New Scilex will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), as well as rules and regulations adopted, and to be adopted, by the SEC and Nasdaq. New Scilex’s management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, New Scilex expects these rules and regulations to substantially increase its legal and financial compliance costs and to make some activities more time-consuming and costly, which will increase its operating expenses. For example, New Scilex expects these rules and regulations to make it more difficult and more expensive for New Scilex to obtain directors’ and officers’ liability insurance and New Scilex may be required to incur substantial costs to maintain sufficient coverage. New Scilex cannot predict or estimate the amount or timing of additional costs it may incur to respond to these requirements. The impact of these requirements could also make it more difficult for New Scilex to attract and retain qualified persons to serve on the New Scilex Board, New Scilex’s board committees or as executive officers. Advocacy efforts by stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.
In addition, New Scilex expects that it will need to implement an enterprise resource planning (“ERP”) system. An ERP system is intended to combine and streamline the management of New Scilex’s financial, accounting, human resources, sales and marketing and other functions, enabling it to manage operations and track performance more effectively. However, an ERP system would likely require New Scilex to complete many processes and procedures for the effective use of the system or to run its business using the system, which may result in substantial costs. Any disruptions or difficulties in implementing or using an ERP system could adversely affect New Scilex’s controls and harm its business, financial condition and results of operations, including its ability to forecast or make sales and collect its receivables. Moreover, such disruption or difficulties could result in unanticipated costs and diversion of management attention.
As a public company, New Scilex will be required to incur additional costs and obligations in order to comply with SEC rules that implement Section 404 of the Sarbanes-Oxley Act. Under these rules, New Scilex will be required to make a formal assessment of the effectiveness of its internal control over financial reporting, and once it ceases to be an emerging growth company, New Scilex will be required to include an attestation report on internal control over financial reporting issued by its independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, New Scilex will be engaging in a process to document and evaluate its internal control over financial reporting, which is both costly and challenging. In this regard, New Scilex will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of its internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are designed and operating effectively, and implement a continuous reporting and improvement process for internal control over financial reporting.
The rules governing the standards that must be met for management to assess New Scilex’s internal control over financial reporting are complex and require significant documentation, testing and possible remediation to meet the detailed standards under the rules. During the course of its testing, New Scilex’s management may identify material weaknesses or deficiencies which may not be remedied in time to meet the deadline imposed by the Sarbanes-Oxley Act. See “Risk Factors — We have identified a material weakness in our internal control over financial reporting. Any material weakness may cause us to fail to timely and accurately report our financial results or result in a material misstatement of our financial statements.” above for additional information regarding a previously identified material weakness. These reporting and other obligations place significant demands on New Scilex’s management and administrative and operational resources, including accounting resources.
In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. New Scilex intends to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of its management’s time and attention from revenue-generating activities to compliance activities. If New Scilex’s efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against New Scilex and there could be a material adverse effect on New Scilex’s business, financial condition and results of operations.
New Scilex’s actual financial position and results of operations may differ materially from the unaudited pro forma financial information included in this proxy statement/prospectus.
The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what New Scilex’s actual financial position or results of operations would have been had the Business Combination been completed on the dates indicated. See “Unaudited Pro Forma Condensed Combined Financial Information” for more information.
New Scilex’s failure to meet Nasdaq’s continued listing requirements could result in a delisting of its common stock.
If, after the completion of the Business Combination, New Scilex fails to satisfy Nasdaq’s continued listing requirements, such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to delist New Scilex Common Stock. Such a delisting would likely have a negative effect on the price of New Scilex Common Stock and would impair a stockholder’s ability to sell or purchase New Scilex Common Stock when a stockholder wishes to do so. In the event of a delisting, New Scilex can provide no assurance that any action taken by it to restore compliance with listing requirements would allow its common stock to become listed again, stabilize the market price or improve the liquidity of its common stock, prevent its common stock from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.
Comprehensive U.S. federal income tax reform could adversely affect New Scilex.
Changes to tax laws, which changes may have retroactive application, could adversely affect New Scilex or holders of New Scilex Common Stock. In recent years, many changes have been made to applicable tax laws and changes are likely to continue to occur in the future.
On December 22, 2017, President Trump signed into law the TCJA, which significantly reforms the Code. The TCJA, among other things, includes changes to U.S. federal tax rates, imposes significant additional limitations on the deductibility of interest, allows for the expensing of capital expenditures, and puts into effect the migration from a “worldwide” system of taxation to a modified territorial system. In addition, on March 27, 2020, President Trump signed into law the CARES Act which included certain changes in tax law intended to stimulate the U.S. economy in light of the COVID-19 pandemic, including temporary beneficial changes to the treatment of net operating losses, interest deductibility limitations and payroll tax matters. Future changes in tax laws could have a material adverse effect on New Scilex’s business, cash flow, financial condition or results of operations. The impact of these tax reforms on holders of New Scilex Common Stock is uncertain and could be adverse. New Scilex urges its stockholders, including purchasers of common stock in the Business Combination, to consult with their legal and tax advisors with respect to such legislation and the potential tax consequences of investing in New Scilex Common Stock.
The Warrants will become exercisable for New Scilex Common Stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to its stockholders.
Outstanding warrants to purchase an aggregate of 13,740,000 shares of New Scilex Common Stock will become exercisable in accordance with the terms of the Warrant Agreement governing those securities, commencing on the date of the completion of the Business Combination. The exercise price of these Warrants is $11.50 per share. To the extent such Warrants are exercised, additional shares of New Scilex Common Stock will be issued, which will result in dilution to the holders of New Scilex Common Stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market, or the fact that such Warrants may be exercised, could adversely affect the prevailing market prices of New Scilex Common Stock. However, there is no guarantee that the Warrants will ever be in the money prior to their expiration, and as such, the Warrants may expire worthless. See below risk factor, “The Warrants may never be in the money, and they may expire worthless and the terms of the Warrants may be amended in a manner adverse to a holder if holders of a majority of the then-outstanding Warrants approve of such amendment.”
The Warrants may never be in the money, they may expire worthless and the terms of the Warrants may be amended in a manner adverse to a holder if holders of a majority of the then-outstanding Warrants approve of such amendment.
The Warrants were issued in registered form under the Warrant Agreement between Continental, as warrant agent, and Vickers. The Warrant Agreement provides that the terms of the Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision or correct any mistake, but requires the approval by the holders of a majority of the then-outstanding Warrants to make any change that adversely affects the interests of the registered holders of Warrants. Accordingly, New Scilex may amend the terms of the Warrants in a manner adverse to a holder if holders of a majority of the then-outstanding Warrants approve of such amendment. Although New Scilex’s ability to amend the terms of the Warrants with the consent of majority of the then-outstanding Warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the Warrants, convert the Warrants into cash, shorten the exercise period, or decrease the number of shares of New Scilex Common Stock purchasable upon exercise of a Warrant.
New Scilex may redeem any unexpired Warrants prior to their exercise at a time that is disadvantageous to you, thereby making the Warrants worthless.
New Scilex has the ability to redeem outstanding Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per Warrant, provided that the closing price of New Scilex Common Stock equals or exceeds $18.00 per share (as adjusted for share subdivisions, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like) on each of 20 trading days within any 30-trading-day period commencing after the Warrants become exercisable and ending on the third trading day prior to the date on which notice of redemption is given. If and when the Warrants become redeemable by New Scilex, New Scilex may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding Warrants could force the holders thereof to: (i) exercise such Warrants and pay the exercise price therefor at a time when it may be disadvantageous for a holder to do so; (ii) sell such Warrants at the then-current market price when a holder might otherwise wish to hold such Warrants; or (iii) accept the nominal redemption price that, at the time the outstanding Warrants are called for redemption, is likely to be substantially less than the market value of such Warrants.
In addition, New Scilex may redeem the Warrants at any time after they become exercisable and prior to their expiration for a number of shares of New Scilex Common Stock determined based on the fair market value of New Scilex Common Stock. The value received upon exercise of the Warrants (1) may be less than the value the holders would have received if they had exercised their Warrants at a later time where the underlying share price is higher and (2) may not compensate the holders for the value of the Warrants.

Risks Related to Vickers and the Business Combination
Vickers will be forced to liquidate the Trust Account if it cannot consummate a business combination by January 11, 2023. In the event of a liquidation, Vickers’s public shareholders will receive $10.29 per Vickers Ordinary Share and the Warrants will expire worthless.
If Vickers is unable to complete a business combination by January 11, 2023, and is forced to liquidate, the per-share liquidation distribution will be $10.29. Furthermore, if Vickers is forced to liquidate, all outstanding Warrants will expire worthless.
If third parties bring claims against Vickers, the proceeds held in the Trust Account could be reduced and the per share liquidation price received by Vickers’s shareholders may be less than $10.10 per share.
Vickers’s placing of funds in the Trust Account may not protect those funds from third party claims against Vickers. Although Vickers has received from many of the vendors, service providers (other than its independent accountants) and prospective target businesses with which it does business executed agreements waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of Vickers’s public shareholders, they may still seek recourse against the Trust Account. Additionally, a court may not uphold the validity of such agreements. Accordingly, the proceeds held in the Trust Account could be subject to claims which could take priority over those of Vickers’s public shareholders. If Vickers liquidates the Trust Account before the completion of a business combination and distributes the proceeds held therein to its public shareholders, the Sponsors have contractually agreed that they will be liable to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Vickers for services rendered or contracted for or products sold to Vickers, but only if such a vendor or prospective target business does not execute such a waiver. However, Vickers cannot assure you that it will be able to meet such obligation. Therefore, the per-share distribution from the Trust Account for Vickers’s shareholders may be less than the $10.10 per Vickers Ordinary Share initially held in the Trust Account, due to such claims.
Additionally, if Vickers is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in Vickers’s bankruptcy estate and subject to the claims of third parties with priority over the claims of its shareholders. To the extent any bankruptcy claims deplete the Trust Account, the per share amount that would otherwise be received by Vickers’s shareholders in connection with its liquidation would be reduced.
Any distributions received by Vickers’s shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, Vickers was unable to pay its debts as they fell due in the ordinary course of business.
Vickers’s Current Charter provides that it will continue in existence only until January 11, 2023. If Vickers is unable to consummate a transaction by such date, upon notice from Vickers, the trustee of the Trust Account will distribute the amount in the Trust Account to Vickers’s public shareholders. Concurrently, Vickers shall pay, or reserve for payment, from funds not held in trust, its liabilities and obligations, although Vickers cannot assure you that there will be sufficient funds for such purpose.
Vickers expects that all costs and expenses associated with implementing its plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the approximately $750,000 of proceeds held outside the Trust Account, although it cannot assure you that there will be sufficient funds for such purpose. Vickers will depend on sufficient interest being earned on the proceeds held in the Trust Account to pay any tax obligations it may owe or for working capital purposes.
However, Vickers may not properly assess all claims that may be potentially brought against it. As such, Vickers’s shareholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of its stockholders may extend well beyond the third anniversary of the date of distribution. Accordingly, third parties may seek to recover from Vickers’s shareholders amounts owed to them by Vickers.

If, after Vickers distributes the proceeds in the Trust Account to its public shareholders, Vickers is insolvent or a winding up petition or an involuntary bankruptcy petition is filed against Vickers that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential or voidable transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by Vickers’s shareholders. Furthermore, because Vickers intends to distribute the proceeds held in the Trust Account to its public shareholders promptly after expiration of the time Vickers has to complete an initial business combination, this may be viewed or interpreted as giving preferences to the public shareholders over any potential creditors with respect to access to or distributions from Vickers’s assets. In addition, the Vickers Board may be viewed as having breached its fiduciary duty by failing to appropriately take into account the interests of Vickers’s creditors and/or having acted in bad faith, thereby exposing itself and Vickers to claims of punitive damages, by paying public shareholders from the Trust Account prior to addressing the claims of creditors.
If Vickers’s due diligence investigation of Scilex was inadequate, then shareholders of Vickers following the Business Combination could lose some or all of their investment.
Even though Vickers conducted a due diligence investigation of Scilex, Vickers cannot be sure that this diligence uncovered all material issues that may be present inside Scilex or its business, or that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of Scilex’s and Vickers’s control will not later arise. As a result, Vickers may be forced to later write-down or write-off assets, restructure its operations, or incur impairment or other charges that could result in losses. Even if Vickers’s due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with Vickers’s preliminary risk analysis. Even though these charges may be non-cash items and may not have an immediate impact on Vickers’s liquidity, the fact that Vickers reports charges of this nature could contribute to negative market perceptions about New Scilex’s or Vickers’s securities. In addition, charges of this nature may cause Vickers to be unable to obtain future financing on favorable terms or at all. Accordingly, any Vickers shareholder who chooses to remain a stockholder of New Scilex following the Business Combination could suffer a reduction in the value of their shares. Such stockholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by Vickers’s officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the proxy solicitation relating to the Business Combination contained an actionable material misstatement or material omission.
Stockholder litigation and regulatory inquiries and investigations are expensive and could harm Vickers’s business, financial condition and operating results and could divert management attention.
In the past, securities class action litigation and/or stockholder derivative litigation and inquiries or investigations by regulatory authorities have often followed certain significant business transactions, such as the sale of a company or announcement of any other strategic transaction, such as the Business Combination. Any stockholder litigation and/or regulatory investigations against Vickers, whether or not resolved in Vickers’s favor, could result in substantial costs and divert Vickers’s management’s attention from other business concerns, which could adversely affect Vickers’s business and cash resources and the ultimate value Vickers’s shareholders receive as a result of the Business Combination.
The Initial Shareholders who own Vickers Ordinary Shares and Private Placement Warrants will not participate in liquidation distributions and, therefore, they may have a conflict of interest in determining whether the Business Combination is appropriate.
As of the Record Date, the Initial Shareholders owned an aggregate of 3,450,000 Vickers Ordinary Shares and 6,840,000 Private Placement Warrants. They have waived their right to redeem any Vickers Ordinary Shares in connection with a shareholder vote to approve a proposed initial business combination or sell any Vickers Ordinary Shares to Vickers in a tender offer in connection with a proposed initial business combination, or to receive distributions with respect to any Vickers Ordinary Shares upon the liquidation of the Trust Account if Vickers is unable to consummate a business combination. Based on a market price of $10.28 per Vickers Ordinary Share on July 19, 2022, the value of the founder shares was approximately $35.4 million. The Private Placement Warrants (including underlying securities) and founder shares acquired prior to the IPO will be worthless if Vickers does not consummate a business combination. Consequently, Vickers’s directors’ discretion in identifying and selecting Scilex as a suitable target business may result in a conflict of interest when determining whether the terms, conditions and timing of the Business Combination are appropriate and in Vickers’s public shareholders’ best interest.
Vickers is requiring shareholders who wish to redeem their Vickers Ordinary Shares in connection with a proposed business combination to comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline for exercising their rights.
Vickers is requiring shareholders who wish to redeem their Vickers Ordinary Shares to either tender their certificates to Continental or to deliver their Vickers Ordinary Shares to Continental electronically using the DTC’s DWAC (Deposit/Withdrawal At Custodian) System at least two business days before the Meeting. Any failure to observe these procedures will result in your loss of redemption rights in connection with the vote on the Business Combination. In order to obtain a physical certificate, a shareholder’s broker and/or clearing broker, DTC and Continental will need to act to facilitate this request. It is Vickers’s understanding that shareholders should generally allot at least two weeks to obtain physical certificates from Continental. However, because Vickers does not have any control over this process or over the brokers or DTC, it may take significantly longer than two weeks to obtain a physical certificate. While Vickers has been advised that it takes a short time to deliver Vickers Ordinary Shares through the DWAC System, it cannot assure shareholders of this fact. Accordingly, if it takes longer than Vickers anticipates for shareholders to deliver their Vickers Ordinary Shares, shareholders who wish to redeem may be unable to meet the deadline for exercising their redemption rights and thus may be unable to redeem their Vickers Ordinary Shares. If, despite Vickers’s compliance with the proxy rules, a public shareholder fails to receive Vickers’s proxy materials, such public shareholder may not become aware of the opportunity to redeem his, her, or its public shares. In addition, the proxy materials that Vickers is furnishing to holders of public shares in connection with the Business Combination describes the various procedures that must be complied with in order to validly redeem the public shares. In the event that a public shareholder fails to comply with these procedures, its public shares may not be redeemed.
Vickers will require its public shareholders who wish to redeem their Vickers Ordinary Shares in connection with the Business Combination to comply with specific requirements for redemption described above, such redeeming shareholders may be unable to sell their securities when they wish to in the event that the Business Combination is not consummated.
If Vickers requires public shareholders who wish to redeem their Vickers Ordinary Shares in connection with the proposed Business Combination to comply with specific requirements for redemption as described above and the Business Combination is not consummated, Vickers will promptly return such certificates to its public shareholders. Accordingly, investors who attempted to redeem their Vickers Ordinary Shares in such a circumstance will be unable to sell their securities after the failed acquisition until Vickers has returned their securities to them. The market price of Vickers Ordinary Shares may decline during this time and such investors may not be able to sell their securities when they wish to, even while other shareholders that did not seek redemption may be able to sell their securities.
There is no guarantee that a shareholder’s decision whether to redeem their shares for a pro rata portion of the Trust Account will put the shareholder in a better future economic position.
Vickers can give no assurance as to the price at which a shareholder may be able to sell its Vickers Ordinary Shares in the future following the completion of the Business Combination or any alternative business combination. Certain events following the consummation of any initial business combination, including this Business Combination, may cause an increase in Vickers Ordinary Share price, and may result in a lower value realized now for a shareholder redeeming their shares than a shareholder of Vickers might realize in the future. Similarly, if a shareholder does not redeem their shares, the shareholder will bear the risk of ownership of the Vickers Ordinary Shares after the consummation of any initial business combination, and there can be no assurance that a shareholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A shareholder should consult the shareholders’ own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

Vickers’s Warrants are accounted for as liabilities and the changes in value of Vickers’s Warrants could have a material effect on its financial results.
On April 12, 2021, the SEC issued a statement (the “SEC Staff Statement”) discussing the accounting implications of certain terms that are common in warrants issued by special purpose acquisition companies. In light of the SEC Staff Statement and guidance in Accounting Standards Codification (“ASC”) 815-40, “Derivatives and Hedging — Contracts in Entity’s Own Equity,” Vickers’s management evaluated the terms of the Warrant Agreement entered into in connection with the IPO and concluded that the Warrants include provisions that, based on the SEC Staff Statement, preclude the Warrants from being classified as components of equity. As a result, Vickers has classified the Warrants as liabilities. Under this accounting treatment, Vickers is required to measure the fair value of the Warrants at the end of each reporting period and recognize the non-cash changes in the fair value from the prior period in Vickers’s operating results for the current period. As a result of the recurring fair value measurement, Vickers’s financial statements and results of operations may fluctuate quarterly based on factors that are outside its control. Vickers expects that it will recognize non-cash gains or losses due to the quarterly fair valuation of the Warrants and that such gains or losses could be material.
If Vickers’s security holders exercise their registration rights with respect to their securities, it may have an adverse effect on the market price of Vickers’s securities.
Vickers’s Initial Shareholders are entitled to make a demand that Vickers register the resale of their founder shares at any time commencing three months prior to the date on which their shares may be released from escrow. Additionally, the Sponsors, Initial Shareholders, officers, directors, or their affiliates may be issued Working Capital Warrants in payment of Working Capital Loans made to Vickers, are entitled to demand that Vickers register the resale of the Private Placement Warrants (and the underlying securities) commencing at any time after Vickers consummates an initial business combination. If such persons exercise their registration rights with respect to all of their securities, then there will be an additional 3,450,000 Vickers Ordinary Shares and 6,840,000 Private Placement Warrants (and underlying securities) eligible for trading in the public market and such additional number of Working Capital Warrants into which any Working Capital Loans may be converted. The presence of these additional Vickers Ordinary Shares, Public Warrants, Working Capital Warrants and Private Placement Warrants (and underlying securities) trading in the public market may have an adverse effect on the market price of Vickers’s securities.
Vickers will not obtain an opinion from an unaffiliated third party as to the fairness of the Business Combination.
Vickers is not required to obtain an opinion from an independent investment banking or accounting firm that the price Vickers is paying in connection with the Business Combination is fair to Vickers from a financial point of view. The Vickers Board did not obtain a third-party valuation or fairness opinion in connection with its initial determination to approve and recommend the Business Combination. Accordingly, Vickers’s public shareholders will be relying solely on the judgment of the Vickers Board in valuing Scilex’s business and assuming the risk that the Vickers Board may not have properly valued the Business Combination.
The Sponsors and Vickers’s directors and executive officers have agreed to vote in favor of the Business Combination, regardless of how Vickers’s public shareholders vote.
The Sponsors and Vickers’s directors and executive officers have agreed to vote their shares in favor of the Business Combination. The Sponsors and Vickers’s directors own approximately 26.2% of Vickers’s outstanding shares prior to the Business Combination. Accordingly, it is more likely that the necessary shareholder approval for the Business Combination will be received than would be the case if the Sponsors and Vickers’s directors had agreed to vote their shares in accordance with the majority of the votes cast by Vickers’s public shareholders.
Vickers’s Sponsors, directors and officers may have certain conflicts in determining to recommend the acquisition of Scilex, since certain of their interests, and certain interests of their affiliates and associates, are different from, or in addition to (and which may conflict with), your interests as a shareholder.
Vickers’s Sponsors, management and directors and their respective affiliates and associates have interests in and arising from the Business Combination that are different from, or in addition to (and which may conflict with), your interests as a shareholder, which could result in a real or perceived conflict of interest. These interests include the fact that certain of the Vickers Ordinary Shares and Units (including the underlying securities) owned by Vickers’s Sponsors, management and directors, or their affiliates and associates, would become worthless if the Business Combination Proposal is not approved and Vickers otherwise fails to consummate a business combination prior to January 11, 2023. These financial interests of the Sponsors, management and directors and their respective affiliates and associates may have influenced their motivation in identifying and selecting Scilex as a business combination target, and their decision to approve the Business Combination. In considering the recommendations of the Vickers Board to vote for the Proposals, the shareholders should consider these interests. See “Proposal 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination” for additional information.
Vickers and Scilex have incurred and expect to incur significant costs associated with the Business Combination. Whether or not the Business Combination is completed, the incurrence of these costs will reduce the amount of cash available to be used for other corporate purposes by Vickers.
Vickers and Scilex have incurred and expect to incur significant, non-recurring costs associated with the Business Combination. Scilex may also incur additional costs to retain key employees. Whether or not the Business Combination is completed, Vickers expects to incur approximately $        in expenses. These expenses will reduce the amount of cash available to be used for other corporate purposes by Vickers. If the Business Combination is not consummated, Vickers may not have sufficient funds to seek an alternative business combination and may be forced to liquidate and dissolve.
In the event that a significant number of Vickers Ordinary Shares are redeemed, the New Scilex Common Stock may become less liquid following the Business Combination.
If a significant number of Vickers Ordinary Shares are redeemed, Vickers may be left with a significantly smaller number of shareholders. As a result, trading in the shares of New Scilex Common Stock may be limited and your ability to sell your shares in the market could be adversely affected. New Scilex intends to apply to list its shares on Nasdaq, and Nasdaq may not list the Common Stock on its exchange, which could limit investors’ ability to make transactions in Vickers’s securities and subject Vickers to additional trading restrictions.
New Scilex will be required to meet the initial listing requirements to be listed on Nasdaq. However, New Scilex may be unable to maintain the listing of its securities in the future.
The Vickers Ordinary Shares and Public Warrants are listed on Nasdaq. Vickers cannot assure you that New Scilex’s securities will continue to be listed on Nasdaq following the Business Combination and New Scilex intends to apply to list its shares on Nasdaq. If Nasdaq delists New Scilex’s securities from trading on its exchange and New Scilex is not able to list its securities on Nasdaq or any other national securities exchange, Vickers could face significant material adverse consequences, including:
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a limited availability of market quotations for its securities;

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reduced liquidity for its securities;

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a determination that New Scilex Common Stock is a “penny stock”, which will require brokers trading in New Scilex Common Stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for its securities;

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a limited amount of news and analyst coverage for New Scilex; and

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a decreased ability to issue additional securities or obtain additional financing in the future.

The Business Combination is subject to conditions, including certain conditions that may not be satisfied on a timely basis, if at all.
The completion of the Business Combination is subject to a number of conditions. The completion of the Business Combination is not assured and is subject to risks, including the risk that approval of the Business Combination by Vickers’s shareholders is not obtained, or that other closing conditions are not satisfied. If Vickers does not complete the Business Combination, it could be subject to several risks, including:

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the parties may be liable for damages to one another under the terms and conditions of the Merger Agreement;

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negative reactions from the financial markets, including declines in the price of the Vickers Ordinary Shares due to the fact that current prices may reflect a market assumption that the Business Combination will be completed; and

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the attention of Vickers’s management will have been diverted to the Business Combination rather than the pursuit of other opportunities in respect of an initial business combination.

For more information about the closing conditions to the Business Combination, see the section titled “Proposal 1 — The Business Combination Proposal  — The Merger Agreement — Closing Conditions.”
Vickers or Scilex may waive one or more of the conditions to the Business Combination without resoliciting shareholder approval.
Vickers or Scilex may agree to waive, in whole or in part, some of the conditions to its obligations to complete the Business Combination, to the extent permitted by applicable laws. The Vickers Board will evaluate the materiality of any waiver to determine whether amendment of this proxy statement/prospectus and resolicitation of proxies is warranted. In some instances, if the Vickers Board determines that a waiver is not sufficiently material to warrant resolicitation of shareholders, Vickers has the discretion to complete the Business Combination without seeking further shareholder approval. For example, it is a condition to Vickers’s obligations to close the Business Combination that there be no applicable law and no injunction or other order restraining or imposing any condition on the consummation of the Business Combination, however, if the Vickers Board determines that any such order or injunction is not material to the business of Scilex, then the Vickers Board may elect to waive that condition without shareholder approval and close the Business Combination.
For more information about the closing conditions to the Business Combination, see the section titled “Proposal 1 — The Business Combination Proposal  — The Merger Agreement — Closing Conditions.”
Vickers’s ability to successfully effect the Business Combination and to be successful thereafter will be totally dependent upon the efforts of its key personnel, including Scilex’s key personnel, all of whom are expected to join New Scilex following the Business Combination. While Vickers intends to closely scrutinize any individuals it engages after the Business Combination, it cannot assure you that its assessment of these individuals will prove to be correct.
Vickers’s ability to successfully effect the Business Combination is dependent upon the efforts of Vickers’s key personnel and the key personnel of Scilex, particularly its Chief Executive Officer, the members of its executive team, and key scientific and medical personnel employees. Although Vickers expects all of such key personnel of Scilex to remain with New Scilex following the Business Combination, it is possible that New Scilex will lose some key personnel, the loss of which could negatively impact the operations and profitability of New Scilex. While Vickers intends to closely scrutinize any individuals it engages after the Business Combination, it cannot assure you that its assessment of these individuals will prove to be correct. These individuals may be unfamiliar with the requirements of operating a public company, which could cause Vickers to have to expend time and resources helping them become familiar with such requirements. This could be expensive and time-consuming and could lead to various regulatory issues which may adversely affect its operations. Additionally, Vickers cannot assure you that New Scilex will be successful in integrating and retaining such key personnel, or in identifying and recruiting additional key individuals New Scilex determines may be necessary following the Business Combination.
Vickers’s shareholders will experience immediate dilution as a consequence of, among other transactions, the issuance of New Scilex Common Stock as consideration in the Business Combination. Having a minority share position may reduce the influence that Vickers’s current shareholders have on the management of Vickers.
It is anticipated that upon completion of the Business Combination, if none of the 9,726,395 Vickers Ordinary Shares are redeemed, Vickers’s public shareholders will retain an ownership interest of approximately 7.0% in New Scilex. The Sponsors, officers, directors and other holders of founder shares will retain an ownership interest of approximately 2.5% of New Scilex. The Scilex stockholders will own approximately 90.5% of New Scilex. If all of the 9,726,395 Vickers Ordinary Shares are redeemed, Vickers’s public shareholders would not own any of New Scilex, the Sponsors, officers, directors and other holders of founder shares will retain an ownership interest of approximately 2.7% and the Scilex stockholders will own approximately 97.3% of New Scilex.
The ownership percentage with respect to New Scilex does not take into account (i) the issuance of any additional shares upon the closing of the Business Combination under the Equity Incentive Plan or the ESPP, or (ii) the reduction in the aggregate merger consideration due to certain specified indebtedness at the Closing. If the actual facts are different from these assumptions (which they are likely to be), the percentage ownership retained by Vickers’s shareholders will be different. See “Unaudited Pro Forma Condensed Combined Financial Information.”
The Domestication may be a taxable event for U.S. Holders of Vickers Ordinary Shares and Warrants.
Subject to the limitations and qualifications described in “Material U.S. Federal Income Tax Consequences,” including the application of the PFIC rules and Section 367(b) of the Code, it is intended that the Domestication qualify as a “reorganization” within the meaning of Section 368 of the Code, and, as a result, a U.S. Holder (as defined below) would not recognize gain or loss on the exchange of Vickers Ordinary Shares or Warrants for New Scilex Common Stock and New Scilex Warrants (collectively, “Domesticated Vickers securities”), as applicable, pursuant to the Domestication.
Alternatively, if the Domestication does not qualify as a “reorganization” within the meaning of Section 368 of the Code, then a U.S. Holder that exchanges its Vickers Ordinary Shares or Warrants for Domesticated Vickers securities will recognize gain or loss equal to the difference between (i) the sum of the fair market value of the Domesticated Vickers securities received and (ii) the U.S. Holder’s adjusted tax basis in the Vickers Ordinary Shares and Warrants exchanged therefor.
Notwithstanding the foregoing, U.S. Holders of Vickers Ordinary Shares and Warrants may be subject to adverse U.S. federal income tax consequences under the passive foreign investment company regime. Please see “Material U.S. Federal Income Tax Consequences — U.S. Holders — U.S. Federal Income Tax Consequences of the Domestication to U.S. Holders of Vickers Securities — Passive Foreign Investment Company Status” for a more detailed discussion with respect to Vickers’s potential PFIC status and certain tax implications thereof.
Vickers may be or may have been a PFIC during a U.S. Holder’s holding period, which could result in adverse U.S. federal income tax consequences to such U.S. Holder.
If Vickers is a PFIC or has been a PFIC during a U.S. Holder’s holding period, such U.S. Holder may be subject to certain adverse U.S. federal income tax consequences as a result of the Domestication. There is no assurance that Vickers is not currently or has not been a PFIC during any U.S. Holder’s holding period. If Vickers has been a PFIC for any taxable year during the holding period of a U.S. Holder (and a U.S. Holder of Vickers Ordinary Shares or Warrants has not made certain elections with respect to its Vickers Ordinary Shares or Warrants), such U.S. Holder will likely recognize gain as a result of the Domestication. Please see “Material U.S. Federal Income Tax Consequences — U.S. Holders — U.S. Federal Income Tax Consequences of the Domestication to U.S. Holders of Vickers Securities — Passive Foreign Investment Company Status” for a more detailed discussion with respect to Vickers’s potential PFIC status and certain tax implications thereof.

THE MEETING
General
Vickers is furnishing this proxy statement/prospectus to the Vickers shareholders as part of the solicitation of proxies by the Vickers Board for use at the Meeting of Vickers’s shareholders to be held on        , 2022 and at any adjournment or postponement thereof. This proxy statement/prospectus is first being furnished to our stockholders on or about        , 2022 in connection with the vote on the Proposals. This proxy statement/prospectus provides you with the information you need to know to be able to vote or instruct your vote to be cast at the Meeting.
Date, Time and Place
The Meeting will be held at the offices of         and virtually via live webcast at        , Eastern Time, on         , or such other date, time and place to which such meeting may be adjourned or postponed, for the purposes set forth in the accompanying notice. Vickers’s shareholders are strongly requested to attend the Meeting virtually. We are pleased to utilize the virtual shareholder meeting technology to provide ready access and cost savings for our shareholders and Vickers. The virtual meeting format allows attendance from any location in the world. You will be able to attend, vote your shares, view the list of shareholders entitled to vote at the Meeting and submit questions during the Meeting via a live audio cast available at        .
Virtual Meeting Registration
To register for the virtual Meeting, please follow these instructions as applicable to the nature of your ownership of Vickers Ordinary Shares.
If your shares are registered in your name with Continental and you wish to attend the online-only virtual Meeting, go to        , enter the control number you received on your proxy card and click on the “Click here” to preregister for the online meeting link at the top of the page. Just prior to the start of the Meeting you will need to log back into the meeting site using your control number. Pre-registration is recommended but is not required in order to participate in the virtual Meeting.
Beneficial shareholders who wish to participate in the online-only virtual Meeting must obtain a legal proxy by contacting their account representative at the bank, broker, or other nominee that holds their shares and email a copy (a legible photograph is sufficient) of their legal proxy to Morrow Sodali LLC, Toll Free: (800) 662-5200, Collect: (203) 658-9400, E-mail: VCKA.info@investor.morrowsodali.com. Beneficial shareholders who email a valid legal proxy will be issued a meeting control number that will allow them to register to attend and participate in the online-only Meeting. After contacting Continental a beneficial holder will receive an email prior to the Meeting with a link and instructions for entering the virtual Meeting. Beneficial shareholders should contact Continental at least five business days prior to the Meeting date.
Accessing the Virtual Meeting Audio Cast
You will need your control number for access. If you do not have your control number, contact Continental at the phone number or email address below. Beneficial investors who hold shares through a bank, broker or other intermediary, will need to contact them and obtain a legal proxy. Once you have your legal proxy, contact Continental to have a control number generated. Continental contact information is as follows: (212) 509-4000 or email proxy@continentalstock.com.
Record Date; Who is Entitled to Vote
Vickers has fixed the close of business on        , 2022, as the record date for determining those Vickers shareholders entitled to notice of and to vote at the Meeting. As of the close of business on         , 2022, there were 13,176,395 Vickers Ordinary Shares issued and outstanding and entitled to vote, of which 9,726,395 are public shares and 3,450,000 are founder shares held by the Initial Shareholders. Each holder of Vickers Ordinary Shares is entitled to one vote per share on each Proposal. If your shares are held in “street name,” you should contact your broker, bank or other nominee to ensure that shares held beneficially by you are voted in accordance with your instructions.
In connection with our IPO, we entered into certain letter agreements pursuant to which the Initial Shareholders agreed to vote any Vickers Ordinary Shares owned by them in favor of our initial business combination. The Initial Shareholders also entered into a certain support agreement with Scilex, pursuant to which they agreed to, among other things, vote in favor of the Business Combination Proposal and the other Proposals. As of the date of this proxy statement, the Initial Shareholders hold approximately 26.2% of the outstanding Vickers Ordinary Shares.
Quorum and Required Vote for Shareholder Proposals
A quorum of Vickers’s shareholders is necessary to hold a valid meeting. The presence, in person, including by virtual attendance, or by proxy, of Vickers’s shareholders representing a majority of the Vickers Ordinary Shares as of the Record Date and entitled to vote at the Meeting will constitute a quorum for the Meeting. A quorum will be present at the Meeting if 6,588,198 Vickers Ordinary Shares held by the public shareholders are present in person, including by virtual attendance, or represented by proxy.
Approval of the Business Combination Proposal, the Advisory Governance Proposal, the Director Election Proposal, the Stock Plan Proposal, the ESPP Proposal, the Nasdaq Proposal, and the Adjournment Proposal will each require an ordinary resolution under Cayman Islands law, being the affirmative vote of the majority of the Vickers Ordinary Shares present in person, including by virtual attendance, or represented by proxy and entitled to vote thereon and who vote at the Meeting or any adjournment or postponement thereof.
Approval of the Domestication Proposal, the Charter Approval Proposal and the Bylaws Approval Proposal will each require a special resolution under Cayman Islands law, being the affirmative vote of two-thirds (2/3) of the Vickers Ordinary Shares present in person, including by virtual attendance, or represented by proxy and entitled to vote thereon and who vote at the Meeting or any adjournment or postponement thereof.
In addition to the approval of the Business Combination Proposal, each of the Charter Approval Proposal, the Bylaws Approval Proposal, the Director Election Proposal, the Stock Plan Proposal, the ESPP Proposal and the Nasdaq Proposal are conditions to the consummation of the Business Combination. If the Business Combination Proposal is not approved, the Business Combination will not take place. Approval of the Business Combination Proposal is also a condition to the other Condition Precedent Proposals. If the Charter Approval Proposal, the Bylaws Approval Proposal, the Director Election Proposal, the Stock Plan Proposal, the ESPP Proposal, or the Nasdaq Proposal are not approved, unless waived, this Business Combination Proposal will have no effect (even if approved by the requisite vote of our stockholders at the Meeting of any adjournment or postponement thereof) and the Business Combination will not occur.
Voting Your Shares
Each Vickers Ordinary Share that you own in your name entitles you to one vote on each Proposal for the Meeting. Your proxy card shows the number of Vickers Ordinary Shares that you own.
There are two ways to ensure that your Vickers Ordinary Shares are voted at the Meeting:
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You can vote your shares by signing, dating and returning the enclosed proxy card in the pre-paid postage envelope provided so as to be received no later than the time appointed for the commencement of the Meeting. If you submit your proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted, as recommended by the Vickers Board. The Vickers Board recommends voting “FOR” each of the Proposals. If you hold your Vickers Ordinary Shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided to you by your broker, bank or nominee to ensure that the votes related to the shares you beneficially own are properly represented and voted at the Meeting.

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You can participate at the Meeting and vote during the Meeting even if you have previously voted by submitting a proxy as described above. However, if your shares are held in the name of your broker, bank or another nominee, you must get a proxy from the broker, bank or other nominee. That is the only way Vickers can be sure that the broker, bank or nominee has not already voted your shares.

IF YOU RETURN YOUR PROXY CARD SIGNED BUT WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF THE BUSINESS COMBINATION PROPOSAL (AS WELL AS THE OTHER PROPOSALS).
Revoking Your Proxy
If you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:
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you may send another proxy card with a later date so that the later proxy card is received no later than the time appointed for the commencement of the Meeting;

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if you are a record holder, you may notify our proxy solicitor, Morrow Sodali, in writing before the Meeting that you have revoked your proxy; or

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you may participate at the Meeting, revoke your proxy, and vote during the Meeting, as indicated above.

Who Can Answer Your Questions About Voting Your Shares
If you have any questions about how to vote or direct a vote in respect of your Vickers Ordinary Shares, you may contact Morrow Sodali, our proxy solicitor as follows:
Morrow Sodali LLC
333 Ludlow Street
Stamford, CT 06902
Toll Free: (800) 662-5200
Collect: (203) 658-9400
Email: VCKA.info@investor.morrowsodali.com
No Additional Matters May Be Presented at the Meeting
This Meeting has been called only to consider the approval of the Business Combination Proposal, the Domestication Proposal, the Charter Approval Proposal, the Bylaws Approval Proposal, the Advisory Governance Proposals, the Director Election Proposal, the Stock Plan Proposal, the ESPP Proposal, the Nasdaq Proposal and the Adjournment Proposal. Under our Current Charter, other than procedural matters incident to the conduct of the Meeting, no other matters may be considered at the Meeting if they are not included in the notice of the Meeting.
Redemption Rights
Pursuant to our Current Charter, a public shareholder of Vickers Ordinary Shares may demand that Vickers redeem such public shares for cash in connection with a business combination. You may not elect to redeem your public shares other than in connection with the Meeting.
If you are a public shareholder and you seek to have your shares redeemed, you must submit your request in writing that we redeem your public shares for cash no later than        , Eastern Time on        , 2022 (at least two business days before the Meeting). The request must be signed by the applicable shareholder in order to validly request redemption. A shareholder is not required to submit a proxy card or vote in order to validly exercise redemption rights. The request must identify the holder of the public shares to be redeemed and must be sent to Continental at the following address:
Continental Stock Transfer & Trust Company
1 State Street, 30th floor
New York, NY 10004
Attention: Mark Zimkind
Email: mzimkind@continentalstock.com
You must tender the Vickers Ordinary Shares for which you are electing redemption at least two business days before the Meeting by either:
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Delivering certificates representing the Vickers Ordinary Shares to Continental, or

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Delivering the Vickers Ordinary Shares electronically through the DWAC system.

Any corrected or changed written demand of redemption rights must be received by Continental at least two business days before the Meeting. No demand for redemption will be honored unless the holder’s shares have been delivered (either physically or electronically) to Continental at least two business days prior to the vote at the Meeting.
Public shareholders may seek to have their Vickers Ordinary Shares redeemed regardless of whether they vote for or against the Business Combination and whether or not they are holders of Vickers Ordinary Shares as of the Record Date. Any public shareholder who holds Vickers Ordinary Shares on or before        , 2022 (at least two business days before the Meeting) will have the right to demand that his, her or its Ordinary Shares be redeemed for a pro rata share of the aggregate amount then on deposit in the Trust Account, less any taxes then due but not yet paid, at the consummation of the Business Combination.
In connection with tendering your shares for redemption, you must elect either to physically tender your certificates to Continental or deliver your Vickers Ordinary Shares to Continental electronically using DTC’s DWAC (Deposit/Withdrawal At Custodian) System, in each case, at least two business days before the Meeting.
If you wish to tender through the DWAC system, please contact your broker and request delivery of your Vickers Ordinary Shares through the DWAC system. Delivering Vickers Ordinary Shares physically may take significantly longer. In order to obtain a physical certificate, a shareholder’s broker and/or clearing broker, DTC, and Continental will need to act together to facilitate this request. It is Vickers’s understanding that shareholders should generally allot at least two weeks to obtain physical certificates from Continental. Vickers does not have any control over this process or over the brokers or DTC, and it may take longer than two weeks to obtain a physical certificate. Shareholders who request physical certificates and wish to redeem may be unable to meet the deadline for tendering their Vickers Ordinary Shares before exercising their redemption rights and thus will be unable to redeem their Vickers Ordinary Shares.
In the event that a shareholder tenders its Vickers Ordinary Shares and decides prior to the consummation of the Business Combination that it does not want to redeem its Vickers Ordinary Shares, the shareholder may withdraw the tender. In the event that a shareholder tenders Vickers Ordinary Shares and the Business Combination is not completed, these Vickers Ordinary Shares will not be redeemed for cash and the physical certificates representing these Vickers Ordinary Shares will be returned to the shareholder promptly following the determination that the Business Combination will not be consummated. Vickers anticipates that a shareholder who tenders Vickers Ordinary Shares for redemption in connection with the vote to approve the Business Combination would receive payment of the redemption price for such Vickers Ordinary Shares soon after the completion of the Business Combination.
If properly demanded by Vickers’s public shareholders, Vickers will redeem each Vickers Ordinary Share into a pro rata portion of the funds available in the Trust Account, calculated as of two business days prior to the anticipated consummation of the Business Combination. As of March 31, 2022, this would amount to approximately $10.18 per Vickers Ordinary Share. If you exercise your redemption rights, you will be exchanging your Vickers Ordinary Shares for cash and will no longer own any public shares of Vickers. Any Public Warrants will be unaffected. Holders of outstanding Units must separate the underlying public shares and Public Warrants prior to exercising redemption rights. If the Units are registered in a holder’s own name, the holder must deliver the certificate for the Units to Continental, with written instructions to separate the Units into their individual component parts. This must be completed far enough in advance to permit the mailing of the certificates back to the holder so that the holder may then exercise his, her or its redemption rights upon the separation of the Units. Each Unit contains one-half of a Public Warrant and no fractional Public Warrants may be issued. If a holder owns an odd number of Public Warrants, the fractional Public Warrant will expire worthless.
Notwithstanding the foregoing, a holder of the Vickers Ordinary Shares, together with any affiliate of his or her or any other person with whom he or she is acting in concert or as a “group” (as defined in Section 13(d)-(3) of the Exchange Act) will be restricted from seeking redemption rights with respect to more than 20% of the Vickers Ordinary Shares.
If a substantial number of Vickers Ordinary Shares are redeemed, we may not be able to meet certain closing conditions, and as a result, would not be able to proceed with the Business Combination.
Appraisal Rights
There are no appraisal rights available to holders of Vickers Ordinary Shares, Private Placement Warrants, Public Warrants or Units in connection with the proposed Business Combination or the Domestication.
Proxies and Proxy Solicitation Costs
Vickers is soliciting proxies on behalf of the Vickers Board. This solicitation is being made by mail but also may be made by telephone or in person. Vickers and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. Any solicitation made and information provided in such a solicitation will be consistent with the written proxy statement/prospectus and proxy card. Vickers will bear the cost of solicitation. Morrow Sodali, a proxy solicitation firm that Vickers has engaged to assist it in soliciting proxies, will be paid a fixed fee of approximately $27,500 and be reimbursed out-of-pocket expenses.
Vickers will ask banks, brokers and other institutions, nominees and fiduciaries to forward its proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Vickers will reimburse them for their reasonable expenses.

PROPOSAL 1 — THE BUSINESS COMBINATION PROPOSAL
Our shareholders are being asked to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Business Combination. Our shareholders should read carefully this proxy statement/prospectus in its entirety, including the section below titled “The Merger Agreement,” for more detailed information concerning the Business Combination and the terms and conditions of the Merger Agreement.
All Vickers shareholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus. You are urged to read carefully the Merger Agreement in its entirety before voting on this Business Combination Proposal.
Vickers may consummate the Business Combination only if all of the Condition Precedent Proposals are approved by the Vickers shareholders in person, including by virtual attendance, or represented by proxy and entitled to vote thereon and who vote at the Meeting or any adjournment or postponement thereof.
Structure of the Business Combination
In accordance with Merger Agreement and prior to Closing of the Business Combination, Vickers will complete the Domestication pursuant to which Vickers’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware. Following the Domestication, Merger Sub will merge with and into Scilex, the separate corporate existence of Merger Sub will cease and Scilex will be the surviving corporation and a wholly owned subsidiary of New Scilex.
Background of the Business Combination
Vickers is a Cayman Islands exempted company incorporated as a blank check company for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more businesses or entities. The Business Combination with Scilex is the result of an active search for a potential business combination transaction utilizing the network and investing and transaction experience of Vickers’s management team and the Vickers Board. The terms of the Merger Agreement are the result of arm’s-length negotiations between representatives of Scilex and Vickers. The following is a brief discussion of the background of these negotiations, the Merger Agreement and the Business Combination. It does not purport to catalogue every conversation and correspondence among representatives of Vickers, Scilex and their respective advisors.
Vickers was incorporated on February 21, 2020 as an exempted company with limited liability for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more businesses or entities. In April 2020, we issued an aggregate of 3,593,750 founder shares to Chris Ho, our Chief Financial Officer, for an aggregate purchase price of $25,000 in cash, or approximately $0.007 per share. Mr. Ho subsequently transferred such shares to our Sponsors for the same price paid for such shares. In October 2020, we effected a share re-capitalization of 0.2 shares for each share outstanding resulting in there being an aggregate of 4,312,500 founder shares outstanding. In November 2020, our Sponsors agreed to cancel an aggregate of 1,437,500 founder shares. In January 2021, we effected another share re-capitalization of 0.2 shares for each share outstanding, resulting in our Initial Shareholders holding an aggregate of 3,450,000 founder shares.
The registration statement for our IPO was declared effective on January 6, 2021 and on January 11, 2021, we consummated the IPO of 13,800,000 Units at $10.00 per Unit, including 1,800,000 Units subject to the underwriters’ over-allotment option. Each Unit consists of one Vickers Ordinary Share and one-half of one redeemable warrant (each, a “Public Warrant”). Each whole Public Warrant entitles the holder to purchase one Vickers Ordinary Share at a price of $11.50 per share, subject to adjustment.
Maxim acted as sole book-running manager for the IPO, and their underwriting fees consisted of $2,400,000 paid at the closing of the IPO and $5,190,000 in deferred underwriting fees to be paid at the closing of the business combination.
Simultaneously with the closing of the IPO, Vickers consummated the private placement of 6,840,000 Private Placement Warrants at a price of $0.75 per Private Placement Warrant, generating gross proceeds of

$5,130,000. The Private Placement Warrants were purchased by the Sponsors, Vickers Venture Fund VI Pte Ltd and Vickers Venture Fund VI (Plan) Pte Ltd. Each Private Placement Warrant is exercisable for one Vickers Ordinary Share at a price of $11.50 per share.
Expenses associated with the IPO totaled $8,149,473, which also included $559,473 of other operating expenses. Upon consummation of the IPO, Vickers deposited $139,380,000 into the Trust Account for the benefit of the public shareholders and Maxim with respect to the deferred portion of its fee.
Prior to the consummation of the IPO, neither Vickers nor anyone on its behalf, contacted any prospective target businesses or had any substantive discussions, formal or otherwise, with respect to a transaction with Scilex.
From the date of the IPO through the execution of the Merger Agreement on March 17, 2022, representatives of Vickers contacted and were contacted by a number of individuals and entities with respect to business combination opportunities and engaged in discussions with several possible target businesses regarding potential transactions. During that period, Vickers reviewed approximately 95 targets in its search, and signed NDAs with 16 targets. Vickers performed detailed due diligence on six targets. The decision not to pursue any particular target business that Vickers analyzed was generally the result of one or more of (i) Vickers’s determination that such business did not represent as attractive a target as Scilex due to a combination of business prospects (including expected revenue growth, nature of customer and supplier arrangements and competitive strength of products and services), strategy, management teams, structure and valuation, (ii) a difference in valuation expectations between Vickers, on the one hand, and the target and/or its owners, on the other hand, or (iii) a potential target’s unwillingness to engage with Vickers given conflicting business objectives on the target’s side.
Vickers was made aware of Scilex pursuant to the Sponsors’ investment in Aardvark. Aardvark is a biopharmaceutical company developing and commercializing novel small molecule therapeutics for the treatment of metabolic diseases, inflammation and other indications. Dr. Jeffrey Chi has been a board member of Aardvark since May 19, 2019, when the Sponsors made an investment in Aardvark. Aardvark’s Chief Executive Officer, Dr. Tien-Li Lee, is a board member and shareholder of Scilex and had suggested Scilex as a potential business combination partner. Subsequently, Aardvark entered into an agreement with Sorrento to sell its intellectual property for the use of low-dose naltrexone for chronic pain and fibromyalgia which sale was consummated in April 2021. In May 2022, this intellectual property was assigned to Scilex. On May 26, 2021, Sorrento invested $5.0 million in the initial closing of Aardvark’s Series B financing. The Sponsors subsequently also invested in Aardvark’s Series B financing in July 2021. The Vickers Board did not believe these affiliations presented a conflict of interest as the transaction between Aardvark and Sorrento preceded the date when Vickers began to consider Scilex as a potential candidate for its initial business combination. Moreover, the technology that was sold by Aardvark to Sorrento (and ultimately Scilex) is in its early pre-market stages with little value assigned to it. The potential royalty and milestone payments Aardvark may receive in the future are not likely to be significant to Aardvark nor received for many years. Aardvark has no ownership interest in Scilex. On June 7, 2021, Dr. Jeffrey Chi reached out to Dr. Henry Ji, Chief Executive Officer of Scilex’s parent company, Sorrento, to arrange for a call.
On June 9, 2021, Vickers and Scilex entered into a non-disclosure agreement.
On June 10, 2021, an introductory call was held between the Scilex and Vickers. Scilex was represented by Jaisim Shah, Chief Executive Officer, Suresh Khemani, Senior Vice President, Commercial, Dr. Dmitri Lissin, Chief Marketing Officer, and Dr. Ji, Sorrento’s Chief Executive Officer. Vickers was represented by Dr. Jeffrey Chi, Chief Executive Officer, and Chris Ho, Chief Financial Officer. Also present were Dr. Xinhong Lim, Assistant Managing Director at Vickers, Dr. Poh Hui Chia, Associate Director at Vickers, and Mhamed Mengad, an Associate at Vickers, who led the technical, financial and commercial diligence review of Scilex for Vickers . Data room access was provided to Vickers the next day.
On June 21, 2021, Vickers’s management had a follow up call with Scilex management to discuss progress on its due diligence review of Scilex and next steps.
On June 25, 2021, Dr. Chia and Dr. Lim conducted a site visit to Scilex’s office in Palo Alto, California, where they met with Scilex’s management, including Mr. Shah, Mr. Khemani, Dr. Lissin, Dr. Suketu Desai, Scilex’s Chief Technical Officer, and Stephen Ma, Scilex’s Senior Director of Finance, and discussed details of the business. Mr. Ho and Mr. Mengad of Vickers attended this meeting telephonically.

Between June 2021 and July 2021, additional conversations took place between Vickers and Scilex on an ad hoc basis. During this time period, Vickers also evaluated the projections they had been provided and performed a sensitivity analysis to see how projected results would change if certain assumptions were changed. During this time period, the parties also had informal discussions regarding the potential valuation for Scilex. Although no final valuation was determined, Scilex believed a valuation in the range of $3.0 billion to $5.0 billion was appropriate. Scilex had proposed using a valuation from a valuation report it had obtained, but the valuation set forth in that report was higher than what Vickers deemed appropriate at that point in time.
On July 2, 2021, Vickers’s management met internally to review the then-current results of the due diligence review of Scilex as well as other potential deals and determine next steps.
On July 8, 2021, another due diligence call was held with Scilex’s management. Mr. Ho, Dr. Chia, Dr. Lim and Mr. Mengad met with Mr. Shah, Mr. Khemani, Dr. Lissin, Mr. Ma and Eric Camastro, Scilex’s Senior Director of Analytics and Forecast, to discuss the Scilex Projections. See the section titled “Proposal 1 — The Business Combination Proposal — Certain Scilex Projected Financial Information.”
On July 16, 2021, Mr. Mengad had a follow up call with Mr. Ma to review outstanding items with respect to the due diligence review of Scilex.
On July 27, 2021, Vickers’s management met with the Sponsors’ Investment Committee to discuss the potential business combination targets of primary focus. Company X was the first choice, with Scilex being a close second. Company X was initially Vickers’s first choice because it was in a preferable business sector, had existing revenues, good growth prospects and was offering an attractive valuation. Scilex was later informed of the Investment Committee conclusions.
On August 12, 2021, a draft letter of intent (the ‘‘LOI’’) was entered into with Company X. On November 17, 2021, the negotiations with Company X were terminated because the parties were unable to agree on terms, complete satisfactory diligence and the process had stalled. Specifically, the parties could not agree on the extent of due diligence that Vickers should be permitted to conduct nor the representations and warranties in the business combination agreement that Vickers believed necessary. Company X terminated the LOI and eventually announced a deal with another special purpose acquisition company. Vickers’s management reactivated the deal pipeline and reached out to Scilex management to set up another call.
On November 18, 2021, Dr. Chi, Mr. Ho, Dr. Chia and Mr. Mengad spoke to Mr. Shah, Mr. Khemani, Dr. Lissin and Mr. Ma to get an update on Scilex’s business since July 2021. Access to an updated data room was provided to Vickers that day. Scilex was now seeking a transaction with a valuation in the range of $1.0 billion to $2.0 billion. The Vickers team believed that, given Scilex’s progress during the intervening period, along with the potential adjustments to this valuation for certain conditions regarding clinical trial progress, potential debt adjustment and Scilex’s planned royalty buyout, this valuation range was justified. See the section titled “Proposal — The Business Combination Proposal — Certain Scilex Projected Financial Information” for a description of the analysis performed by Vickers in arriving at the valuation.
Subsequent to this meeting, the Vickers team reviewed the updated financial information they had been provided and had further negotiations with Scilex regarding the valuation, ultimately deciding to proceed with a letter of intent but at a lesser valuation than had previously been discussed.
The Vickers team did note that between July 27, 2021 and November 18, 2021, Scilex made very significant progress that allowed Vickers to see a sharp increase in valuation. Specifically, there was additional coverage of up to 33 million lives for ZTlido and the LOI was also conditional on positive Phase 3 clinical data for SP-102. Vickers was aware that the market price for the common stock of Sorrento, the parent company of Scilex, had declined by nearly one-third since the time of the initial discussions and that the valuation being discussed represented a significant portion of the market capitalization of Sorrento but did not believe this should impact what would ultimately be paid for Scilex as the market valuation for Sorrento appeared to be impacted by market trends in general for biotech stocks rather than a situation unique to Sorrento.
On November 22, 2021, Vickers’s management spoke with Scilex’s management to discuss the 2021 commercial performance of Scilex, the clinical progress of the lead drug candidate SP-102 and the debt status of the company, as well as high-level terms of a potential business combination, including minimum cash consideration and indicative valuation.
A LOI contemplating a potential business combination with Scilex was sent from Vickers to Scilex on November 24, 2021. Scilex engaged Regulatory Professional LLC, an independent consulting division of Premier Research Inc., to assist on regulatory affairs related to drug development and FDA approvals and Syneos Health, a research firm, to assist in evaluating market opportunities.
On December 2, 2021, Vickers’s management, Dr. Chi and Mr. Ho, provided an informal update to the Vickers Board on the progress of the negotiations following the meeting of its Audit Committee where all three independent directors of the Vickers Board, Suneel Kaji, Dr. Steve Myint and Rebekah Woo, were present.
On December 3, 2021, Dr. Finian Tan, Vickers's Special Advisor, and Mr. Ho spoke with Dr. Ji and finalized the terms of the LOI. Over the course of negotiating the terms of the LOI, provisions with respect to the following were added: (i) rights in favor of Vickers's shareholders to exchange shares of New Scilex Common Stock received in connection with the Business Combination for shares of Sorrento common stock under certain circumstances as protection against a decrease in the trading price of New Scilex Common Stock following the consummation of the Business Combination, (ii) the requirement that the Sponsors and their affiliates execute voting and non-redemption agreements; and (iii) the forfeiture of Private Placement Warrants by the Sponsors under certain circumstances.
On December 5, 2021, the LOI was executed by Vickers and Scilex, which included a mutual agreement to exclusively negotiate a potential business combination transaction for a specified period of time. Vickers’s management engaged Loeb & Loeb, who had previously served as its legal counsel for the proposed transaction with Company X, to again serve as its legal counsel for the proposed transaction with Scilex.
On December 6, 2021,representatives of Vickers and Scilex held a “kick-off” call to discuss certain process matters regarding completing business due diligence, preparation of definitive transaction documents, legal due diligence, a potential financing, and related work streams, including the anticipated timeline for signing a business combination agreement. Scilex subsequently populated a data room in response to due diligence requests received from Vickers, which data room was periodically updated by Scilex
Also on December 6, 2021, the execution of the LOI was publicly announced, and Scilex had a call with Dr. Chi, Mr. Ho, Dr. Chia, Dr. Lim and Mr. Mengad. Dr. Lissin where he provided an update on the SP-102 Phase 3 topline data. Commencing December 13, 2021, representatives of Vickers and Scilex met virtually on a weekly basis to discuss matters related to the proposed transaction, including due diligence.
On December 12, 2021, Vickers signed an engagement letter with EF Hutton to act as placement agent for an offering in conjunction with the proposed business combination with Scilex. Subsequent to the engagement, EF Hutton arranged several meetings with investors in a potential private placement in December 2021 and January 2022. EF Hutton reached out to 72 investors, of which 32 signed attestations affirming their obligation of nondisclosure of confidential information and seven were given access to the data room. There was muted interest, and Scilex decided to seek out alternatives to a private placement.
On December 16, 2021, Vickers’s management met internally to review the diligence plan for Scilex and determine next steps.
On December 22, 2021, Vickers provided Scilex with an initial draft of the Merger Agreement. Over the subsequent weeks, until execution of definitive agreements on March 17, 2022, additional conversations regarding due diligence and details of the definitive agreements took place between Vickers and Scilex on an ad-hoc basis. Over the course of negotiations, following further exploration of the rights in favor of Vickers's shareholders to exchange shares of New Scilex Common Stock for shares of Sorrento common stock under certain circumstances contemplated by the LOI, Vickers and Scilex concluded, after discussions with the SEC, that regulatory requirements in implementing such rights, among other things, would not be feasible in light of other concerns regarding the Business Combination, including impact on the timing of completion of the Business Combination. Particular areas of focus in negotiations between Vickers and Scilex in addition to those contemplated by the LOI, which provisions were implemented into the definitive agreements, included (i) no minimum cash requirement to Scilex’s obligations to consummate the Business Combination, (ii) the deferral of certain debt obligations of Scilex in favor of Sorrento, and (iii) the amendment of the underwriting agreement between Vickers and Maxim pursuant to which, under certain circumstances, a portion of the underwriting fees owed to Maxim will be deferred for one year following the consummation of the Business Combination.
On January 10, 2022, Scilex arranged a due diligence call between Vickers and representatives of Scilex’s intellectual property counsel at Cooley LLP. Dr. Chia, Mr. Mengad and Mr. Ho met with intellectual property counsel at Cooley LLP to discuss the intellectual property portfolio of Scilex. Mr. Shah, Mr. Ma and Steve Lincoln, Scilex’s Chief Compliance Officer, were also present.
On January 17, 2022, Mr. Ho spoke with Mr. Shah and Mr. Ma to discuss the progress on the definitive agreements for the proposed business combination.
On January 20, 2022, Scilex management, including Dr. Ji and Mr. Shah, invited Mr. Ho to join a call with the New York Stock Exchange (‘‘NYSE’’) to discuss the benefits of listing on NYSE instead of Nasdaq.
On January 24, 2022, Mr. Ho and Mr. Mengad spoke with Mr. Ma regarding Scilex’s financial statements for the fiscal year ended December 31, 2021. A follow-up call was held on January 28, 2022. The purpose of the call was primarily to understand Scilex’s debt position. On the same day, the LOI was also amended to extend the exclusivity period for an additional 30 days.
On January 28, 2022, Scilex arranged a due diligence call for Vickers to speak with Worldwide Clinical Trial, Scilex’s Contract Research Organization. Dr. Chia, Mr. Mengad and Mr. Ho met with Peter Benson, Worldwide Clinical Trial’s Chief Executive Officer, to discuss Scilex’s clinical trials. Dr. Lissin and Mr. Ma were also present. Later that day, Dr. Chi and Mr. Ho spoke with Dr. Ji, Mr. Shah and Mr. Ma to discuss the definitive agreements.
On January 31, 2022, Jenn Calabrese and Amanda Vizcaino from Calabrese Consulting, and Mr. Ho and Mr. Ma met to discuss the financial accounts and prepare for the pro forma presentations that would be necessary for the filing of a registration statement in connection with the proposed Business Combination.
On February 7, 2022, Scilex arranged a due diligence call between Vickers and Scilex’s regulatory consultant, Regulatory Professionals LLC. Dr. Chia, Mr. Mengad and Mr. Ho met with Fedra Molaie-Holagh, Senior Director of Regulatory Affairs at Premier Research Inc., to discuss the quality of the clinical trial data. Dr. Lissin and Mr. Ma were also present. Later that day, Vickers’s management provided an informal update to the Vickers Board on the progress of the negotiations following the meeting of Vickers’s Audit Committee.
On February 16, 2022, Vickers’s management convened a board meeting to discuss the proposed business combination. Dr. Chia and Mr. Mengad were invited to share the results of their due diligence review and answer questions about Scilex. The Vickers Board was unanimously supportive of the transaction.
On February 23, 2022, the LOI was amended to extend the exclusivity period for an additional 21 days.
On March 6, 2022, a meeting of the Vickers Board was held to present an update on the proposed Business Combination with more detail on the finalized terms. The Vickers Board unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Business Combination.
On March 12, 2022 and March 13, 2022, Vickers and Scilex management met to confirm the language in the definitive agreements.
On March 16, 2022, the Scilex Board unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Business Combination.
On March 17, 2022, the definitive agreements were signed and the parties issued a press release to announce the agreements.
The Vickers Board’s Discussion of Valuation and Reasons for the Approval of the Business Combination
On March 17, 2022, the Vickers Board (i) determined that the Business Combination was advisable to and in the best interests of Vickers and its shareholders, (ii) unanimously approved the Merger Agreement and the transactions contemplated thereby (including the Business Combination), and (iii) recommended that

Vickers’s shareholders approve the Merger Agreement and the transactions contemplated thereby (including the Business Combination).
Before reaching its decision, the Vickers Board considered the results of the due diligence conducted by its management and advisors, which included:
•
Size of the Potential Market.   Scilex is targeting several pain indications with its approved drug, ZTildo, and pipeline drugs, SP-102, SP-103 and SP-104. Vickers considered the market size for these drugs, with a particular focus on ZTlido, Scilex’s lidocaine patch approved by the FDA in 2018 for the treatment of post-herpetic neuralgia (PHN, nerve pain), and SP-102, Scilex’s lead drug which is a non-particulate epidural steroid injection seeking FDA approval. Vickers’s management estimates that ZTlido has 5% share of the lidocaine patch market, which is estimated to have a current total addressable market size of US$1.8B based on publicly available annual prescription and prescription pricing data.

•
Meetings and Calls with Scilex’s Management Team.   Vickers had numerous meetings with Scilex regarding, among other customary due diligence matters, Scilex’s brand, company products, customer base, clinical trials and results, intellectual property, information technology, human resources and public company preparedness, operations, pricing and reimbursement, suppliers, market access and distribution, financials and use of proceeds, competitors, plans and forecasts.

•
Industry and Market Research.   Vickers’s industry research included interviews with certain industry experts and executives to inform on factors including pricing curves, adoption curves and differentiation against other products.

•
Legal and Commercial Review.   This review included a review of Scilex’s material contracts and other documentation, including but not limited to those relating to regulatory compliance and communications, human resources and other legal matters, as well as a review of Scilex-published online, print and social media content.

•
Clinical Data Review.   This review included but was not limited to pharmacokinetics and safety data, preclinical trial data, clinical trial data and study reports.

•
Intellectual Property Review.   This included a review of Scilex’s intellectual property rights, including but not limited to their in-license agreements, their current patent portfolio status, and their patent strategy.

•
FDA Regulatory Process Timeline.   This included a review for Scilex’s upcoming products, expedited pathways available to Scilex, and consideration of the likelihood of success given Scilex’s clinical trial data and alternatives in the market for the target indications, among other considerations.

•
Operational Due Diligence.   This included a review of key access and distribution channels, sales team, manufacturing, supply chain, insurance, information technology and corporate services.

•
Financial, Tax and Public Company Readiness Due Diligence.   This included a review of Scilex’s financial statements and internal reports and projections provided by Scilex’s management.

•
Review of Comparable Biotech Transactions.   This included a review of other biotech companies in the injectable steroid space and pain management space.

The Vickers Board considered a variety of factors in connection with its evaluation of the Business Combination. In light of the complexity of those factors, the Vickers Board, as a whole, did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. Individual members of the Vickers Board may have given different weight to different factors. Certain information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”
In considering the Business Combination, the Vickers Board considered the following positive factors, although not weighted or in any order of significance:

•
Public Company Readiness.   The Vickers Board’s belief that Scilex is well positioned to be a public company in terms of scale and size, and a company that public equity market investors will understand and value.

•
Experienced Management Team and Major Stockholder.   Following completion of the Business Combination, Scilex will continue to be led by the same proven and experienced senior management team as prior to the Business Combination. The executive team has extensive experience in the biopharmaceutical market and was largely responsible for Scilex’s growth over the last several years. In addition, the Vickers Board considered that Scilex’s existing primary shareholder would continue to be the largest shareholder of Scilex after closing of the Business Combination.

•
Potential for Increase in Shareholder Value.   The Vickers Board’s determination that if Scilex is able to meet its financial forecasts, then Vickers’s shareholders will have acquired their shares in New Scilex at an attractive valuation, which would increase shareholder value.

•
The Market Opportunities for Certain Formulations.   Vickers’ board of directors’ determination that Scilex’s clinical data for SP-102 is significant and likely to be approved by the FDA.

•
Other Alternatives.   The Vickers Board’s belief, after a thorough review of other business combination opportunities reasonably available to Vickers, that the Business Combination represents an attractive potential business combination for Vickers, and the Vickers Board’s belief that such review of other reasonably available business combination opportunities has not presented a better alternative.

•
Negotiated Transaction.   The terms and conditions of the Merger Agreement and the Business Combination were the product of arm’s-length negotiations between the parties.

In the course of its deliberations, in addition to the various other risks associated with the business of Scilex, as described in the section titled “Risk Factors” appearing elsewhere in this proxy statement/prospectus, the Vickers Board also considered a variety of uncertainties, risks and other potentially negative factors relevant to the Business Combination, including the following:
•
General Economic Conditions.   Macroeconomic uncertainty, including with respect to global and national supply chains, and the effects they could have on Scilex’s revenues and financial performance.

•
Inability to Achieve Targets.   The risk that Scilex may not be able to execute on its business plan and realize the financial performance as set forth in the financial forecasts presented to management of Vickers and the Vickers Board.

•
Inability to Obtain Regulatory Approvals for Certain Formulations.   The risk that Scilex may not obtain in a timely manner, or at all, the requisite approvals of significant potential products.

•
Industry Risk on Reputation.   Scilex’s brand and reputation are critical to its success, and any publicity, regardless of accuracy, that portrays Scilex negatively could adversely impact operating results.

•
No Fairness Opinion was Obtained.   The risk that Vickers did not obtain an opinion from any independent investment banking or accounting firm that the consideration paid by Vickers in connection with the Business Combination is fair to Vickers or its shareholders from a financial point of view.

•
Valuation.   The risk that the Vickers Board may not have properly valued Scilex’s business.

•
Risks that the Transaction Cannot be Completed.   The risks and costs to Vickers if the Business Combination is not completed, including the risk of diverting management focus and resources from other businesses combination opportunities, which could result in Vickers being unable to effect a business combination within the completion window, which would require Vickers to liquidate.

•
Shareholder Approval Risk.   The risk that Vickers’s shareholders may object to and challenge the Business Combination and take action that may prevent or delay the Closing, including by voting against the Business Combination Proposal at the Meeting or redeeming their Vickers Ordinary Shares.

•
Post-Closing Risk.   The terms of the Merger Agreement provide that Vickers will not have any surviving remedies against Scilex or its equityholders after the Closing to recover for losses as a result of any inaccuracies or breaches of Scilex’s representations, warranties or covenants set forth in the Merger Agreement. The Vickers Board determined that this structure was appropriate and customary in light of the fact that the current primary stockholder of Scilex will be the majority stockholder in the post-Business Combination company.
•
Combined Company Post-Closing.   The fees and expenses associated with completing the Business Combination for both parties will be significant.

•
Non-solicitation Provision.   The Merger Agreement includes a non-solicitation provision prohibiting Vickers from initiating, discussing, or making certain proposals that could lead to an alternative business combination.

•
Ownership Position Post- Closing.   The fact that existing Vickers shareholders will hold a minority position in Scilex following completion of the Business Combination and Vickers will not have any representation on the New Scilex Board.

•
Litigation Risk.   The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

•
Redemption Risk.   The potential that a significant number of Vickers’s shareholders elect to redeem their Vickers Ordinary Shares prior to the consummation of the Business Combination and pursuant to the Current Charter, which would potentially make the Business Combination more difficult or impossible to complete, and/or reduce the amount of cash available to New Scilex following the Closing.

•
Public Company Risk.   As Scilex has not previously been a public company, Scilex may not have all the different types of employees necessary for it to timely and accurately prepare reports for filing with the SEC. There is a risk that Scilex will not be able to hire the right people to fill in these gaps by the time of the Closing or that additional issues could arise after the Closing due to its failure to have hired these people in advance of Closing.

•
Various other risks described in the “Risk Factors” section of this proxy statement/prospectus.

In addition to considering the factors described above, the Vickers Board also considered that certain of the officers and directors of Vickers may have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of Vickers’s shareholders, including the matters described under the sections titled “Risk Factors” above and “Proposal 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination.” However, the Vickers Board concluded that the potentially disparate interests would be mitigated because (i) these interests were disclosed in the prospectus for the initial public offering and/or would be included in this proxy statement/prospectus, (ii) these disparate interests could exist with respect to a business combination with any target company and (iii) the Business Combination was structured so that the Business Combination may be completed even if public shareholders redeem a substantial portion of the Vickers Ordinary Shares.
Based on its review of the forgoing considerations, the Vickers Board concluded that these risks could be managed or mitigated by Scilex or were unlikely to have a material impact on the Business Combination or the Company, and that, overall, the potentially negative factors associated with the Business Combination were outweighed by the potential benefits that it expects that Vickers’s shareholders will receive as a result of the Business Combination. The Vickers Board realized that there can be no assurance about future results, including results considered or expected as disclosed in the foregoing reasons.
The preceding discussion of the information and factors considered by the Vickers Board is not intended to be exhaustive but includes the material factors considered by the Vickers Board. The Vickers Board considered this information as a whole and overall considered the information and factors to be favorable to, and in support of, its determinations and recommendations.
This explanation of the Vickers Board’s reasons for its approval of the Business Combination, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section titled “Cautionary Note Regarding Forward-Looking Statements.”

Certain Scilex Projected Financial Information
In connection with its evaluation of the Business Combination, the Vickers Board considered certain non-public financial projections prepared by Scilex’s management with respect to Scilex as a standalone company (the “Scilex Management Projections”). The Scilex Management Projections were prepared in the first quarter of 2021 (more than two years after the launch of ZTlido) for annual long-term strategic planning purposes and include revenue forecasts for each of the years in the eleven-year period ending December 31, 2032 (the “Scilex Projections”).
In addition, in April 2021, the Vickers Board was also provided with a valuation analysis commissioned by Scilex in March 2021 and performed by Redwood Valuation Partners (the “Redwood Projections,” and together with the Scilex Management Projections, the “Scilex Projections”). The Redwood Projections were commissioned by Scilex for the purpose of providing an independent analysis to potential acquirors and include revenue, cost, expense and income projections for the ten-year period ending December 31, 2030.
The Scilex Projections were prepared using a ten to eleven-year time horizon, as Scilex believes such time-frame is necessary for long-term strategic forecasting for pipeline projects, as peak sales for new products often occur five to seven years following commercial launch. Given that Scilex anticipates that SP-103 and SP-104 will be launched in 2026, a ten to eleven-year time horizon would capture those anticipated peak sales periods. Regarding ZTlido and SP-102, Scilex prepared such long-term forecasts to coincide with the forecasts for SP-103 and SP-104 so that it would have a complete analysis of its business plan over the same time period as well as to assist Vickers and other potential business partners in their evaluation of the long-term business goals of the company.
Vickers conducted significant due diligence on the Scilex Projections, focusing on the following four primary areas: size of the potential markets for the target indications for all of Scilex's drugs with particular emphasis on SP-102, probability of success for Scilex’s lead drug SP-102, pricing and adoption of SP-102, and Scilex’s experience in pain management. Vickers also considered the coverage rate, market penetration and growth for ZTlido. Since SP-102 was the furthest along in the clinical trials, it was the most prominent and was considered to have the most certainty. At the time of consideration, the Scilex Management Projections were fairly recent, as they had been prepared in 2021, and they still reflected the view of Scilex’s management on future performance. Accordingly, the Vickers Board did not consider obtaining updated projections from Scilex or Redwood Valuation Partners (“Redwood”). Scilex’s projections were reviewed and used as a reference in arriving at a suitable valuation. Vickers believed that the bottom-up approach whereby cost and revenue assumptions are used to assist in determining a valuation was most appropriate with unapproved product candidates and believed this approach was most typical in the valuation of clinical stage biotech companies. In arriving at its valuation, Vickers took a more conservative approach with respect to certain of the assumptions used in the Scilex Projections. More specifically, in arriving at the valuation, the Vickers Board reviewed a range of scenarios considering multiple projected revenue discount rates ranging from 11% to 13%, multiple probabilities of success ranging from 26% to 95% based on historical probabilities of success for products at different clinical stages, and different physician uptake curves based on Syneos research surveys of over 100 physicians that accounted for price and physician specialty area for the unapproved product candidates. In addition, while Vickers was aware that there was a large potential for off-label use of SP-102 as a pain medication, it only considered projected revenue from the primary indication of SP-102. Vickers believed that these scenarios supported a valuation of between $1.3 billion and $3.0 billion, and the valuation was negotiated at $1.5 billion with potential downward adjustments for certain conditions.
Scilex Management Projections
The revenue elements of the Scilex Management Projections provided to Vickers and relied upon by Vickers in its valuation analysis are set forth in the table below:
($ in millions)(1)	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032
ZTlido(2)	50.0	63.6	69.2	75.2	77.7	80.4	83.4	86.4	89.2	92.1	—(3)
SP-102(4)	23.9	192.6	669.1	913.6	978.0	1,016.3	1,052.1	1,089.0	1,127.3	1,167.0	1,208.0
SP-103(5)					63.2	168.9	278.6	392.2	509.7	631.1	756.3
SP-104(6)					63.4	111.2	141.2	177.7	230.8	287.6	298.7
Total revenue	$73.9	$256.2	$738.3	$988.8	$1,182.4	$1,376.8	$1,555.2	$1,745.3	$1,956.9	$2,177.8	$2,263(7)

(1)
All amounts are estimates as of the date such projections were prepared by Scilex. The Scilex Management Projections assume that each of Scilex’s product candidates receive regulatory approval because for each such product candidate Scilex may seek FDA approval through the Section 505(b)(2) regulatory pathway, which allows Scilex to rely in part on the FDA’s prior conclusions regarding the safety and effectiveness of previously approved compounds, which Scilex believes improves the chance of regulatory approval.

(2)
The applicable assumed market for ZTlido is the U.S. Lidocaine 5% Rx Patch Market, with an average market growth rate of 1.1% through 2030 (based on the mid-point of independent third-party assessments). Projections for ZTlido revenues assume annual prescriptions of approximately 4.3 million (based on an independent third-party’s assessment of market data on prescriptions for the period from 2018 to 2021), a maximum market share of approximately 12% (based on Scilex’s analogue assessment of independent third-party data regarding the market share for seven similar products in the applicable market), current competition is limited to generic Lidoderm patches, and Scilex’s belief that there are currently no competing products in development for future commercialization.

(3)
The forecast provided for ZTlido was only through 2031.

(4)
The applicable assumed market for SP-102 is the U.S. Epidural Steroid Injection Market, with an average market growth rate of 3.6% through 2027 (as estimated by Syneos Health (“Syneos”) as part of its consulting assignment with Scilex and taking into account Scilex’s anticipated promotional activities), with lower growth thereafter. Projections for SP-102 revenues assume receipt of regulatory approval in the first half of 2022 with commercial launch in the second half of 2022, market size of approximately 10.6 million epidural steroid injection procedures annually (based on Syneos’ analysis of prescription claims data), an average growth rate of 3.6% year-over-year through 2027 and lower growth thereafter, a maximum market share of approximately 33% (based on Syneos’ analogue assessment of other similar products in the applicable market and primary market research with healthcare professional specialists as well as Scilex’s assessment of the competitive landscape and that there are no FDA approved epidural steroid injection therapies for sciatica (which, if approved, would make SP-102 the first such product to be approved)).

(5)
The applicable assumed market for SP-103 is the U.S. diagnosed prevalent patients with lower back pain. Projections for SP-103 revenues assume receipt of regulatory approval in mid-2025, commercial launch in mid-2026, market size of approximately 17.0 million diagnosed prevalent cases of lower back pain (based on independent third-party assessments of the prevalence of lower back pain at 10.2% of the adult population and the related diagnosis rate of 65% of cases), 80% of patients receiving drug-treatment for lower back pain (based on an independent third-party’s assessment), drug treatment growth rate of 0.3% year-over-year after 2022 (assuming the general U.S. population will grow at a rate of 0.7% per year (based on U.S. census data as of 2019) and Scilex management’s business judgment that approximately half of that growth rate will need drug treatment for lower back pain and taking into account anticipated promotional activities), an average market growth rate of 0.24% based on the foregoing, a maximum market share of approximately 2.0% (based on Scilex’s analogue assessment of the regulatory approval timing for other topical pain resolution brands for lower back pain and the timing of such products’ peak revenue), current competition being limited to opioids, and Scilex’s belief that there are currently no competing non-opioid products to address lower back pain and limited foreseeable competing non-opioid products in development for future commercialization.

(6)
Although the SP-104 Assets had only been legally transferred to Scilex in May 2022, the Scilex Management Projections included SP-104, because it was always the intention of Sorrento and Scilex that Sorrento would at least license SP-104 to Scilex for commercialization. The applicable assumed market for SP-104 is the U.S. diagnosed and drug-treated patients with fibromyalgia, with an average market growth rate of 0.8% through 2030. Projections for SP-104 revenues assume receipt of regulatory approval in mid-2025, commercial launch in mid-2026, market size of approximately 6.1 million prevalent cases of fibromyalgia (based on the mid-point of independent third-party assessments of the prevalence of fibromyalgia), 80% of patients receiving drug-treatment for fibromyalgia (which reflects Scilex management’s risk adjusted rate as compared to an independent third-party assessment which reflected a drug treatment rate of 90%), fibromyalgia prevalent growth rate of 0.8% year-over-year after 2022 (based on an independent third-party assessment), Scilex management’s expectations regarding increased promotional activity, a maximum market share of approximately 8.0% (based on Scilex’s analogue assessment of the regulatory approval timing for other similar products and the timing of such products’ peak revenue), current competition being limited to non-opioid therapeutics currently in late-stage phase 3 pipeline containing development programs under Section 505(b)(2) of the FDCA.
(7)
Excludes ZTlido, as total revenue for 2032 was not provided for ZTlido.

In formulating its assumptions with respect to the Scilex Projections, Scilex’s management reviewed and relied upon its primary and secondary market research, analysis of prescription and demand data trends, internally developed analogues of new product launches and uptakes, and ability to gain insights by leveraging internal expertise and prior experience. Due to stable market dynamics and conditions, multiple forecasts scenarios were not prepared for strategic planning purposes.
Redwood Projections
The key elements of the Redwood Projections provided to Vickers and relied upon by Vickers in its valuation analysis are set forth in the table below:
($ in millions)(1)	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Revenues
Net Sales:(2)
ZTlido	33.8	42.5	53.4	59.2	62.4	54.6	35.3	34.3	35.7	34.5
SP-102	00.0	34.6	152.8	466.7	798.7	1,138.8	1,516.5	1,698.8	1,746.2	1,679.6
SP-103	00.0	00.0	00.0	00.0	00.0	63.2	168.9	278.6	392.2	509.7
SP-104	00.0	00.0	00.0	00.0	00.0	63.4	111.2	141.2	177.7	230.8
Total Net Sales	$33.8	$77.1	$206.2	$525.9	$861.1	$1,320.0	$1,831.9	$2,152.9	$2,351.7	$2,454.6
Cost of Sales:
ZTlido	03.6	04.3	05.3	05.9	06.2	05.5	03.5	03.4	03.6	03.5
SP-102	00.0	03.5	15.3	46.7	79.9	113.9	151.6	169.9	174.6	168.0
SP-103	00.0	00.0	00.0	00.0	00.0	06.3	16.9	27.9	39.2	51.0
SP-104	00.0	00.0	00.0	00.0	00.0	12.7	22.2	28.2	35.5	46.2
Total Cost of Sales(3)	$03.6	$07.7	$20.6	$52.6	$86.1	$138.3	$194.3	$229.4	$252.9	$268.5
Royalties/Milestone:
ZTlido	00.0	07.1	11.5	12.7	13.4	11.7	07.6	07.4	07.7	07.4
SP-102	00.0	40.5	22.3	81.3	170.0	28.5	37.9	42.5	43.7	42.0
SP-103	00.0	00.0	00.0	00.0	00.0	13.6	36.3	59.9	84.3	109.6
SP-104	00.0	00.0	00.0	00.0	00.0	06.2	05.6	07.1	28.9	11.5
Total Royalties/Milestone	$00.0	$47.6	$33.8	$94.0	$183.4	$60.0	$87.4	$116.8	$164.5	$170.5
Gross Profit	$30.2	$21.7	$151.8	$379.3	$591.6	$1,121.7	$1,550.2	$1,806.7	$1,934.3	$2,015.5
Operating Expenses
Total Operating Expenses(4)	$71.2	$92.4	$94.0	$111.0	$103.7	$142.5	$154.8	$139.4	$149.3	$157.4
Operating Profit(Loss)	$-41.0	$-70.7	$57.8	$268.3	$487.9	$979.2	$1,395.4	$1,667.3	$1,785.0	$1,858.1
Other Income & Expense
Total Other Income & Expense(5)	$10.1	$16.4	$23.2	$39.4	$35.2	$48.2	$337.6	$410.2	$439.1	$457.1
Operating Income (Loss)	$-51.1	$-87.1	$34.6	$228.9	$452.7	$931.0	$1,057.7	$1,257.2	$1,345.9	$1,401.0

(1)
All amounts are estimates as of the date such projections were prepared.

(2)
The net sales projections are based on the Scilex Management Projections, a copy of which were delivered to Redwood in connection with Scilex’s commissioning of the Redwood Projections, and such projections have the same assumptions as the Scilex Management Projections, except as noted below under the section entitled “Material Differences in Assumptions for the Scilex Projections.”

(3)
Cost of sales projections are based on confidential negotiated contract prices with the manufacturer.

(4)
Operating expense projections include general and administrative expenses such as accounting, finance,

legal, R&D, sales and marketing and investor relations as well as payroll expenses, and assume a year-over-year-increase of four to five percent, except with respect to payroll expense which assumes a year-over-year increase of 10% due to projected increases in headcount.

(5)
Other income and expense projections include shared services and allocated expenses from Scilex’s controlling stockholder, Sorrento, that are based on run rate or actual known costs expected to support the future growth of Scilex’s business and assume a year-over-year-increase of four to five percent.

When evaluating cost of sales, operating expense and other income and expense projections, Scilex will involve each business function and prepare a budget in support of its overall strategic objectives. As part of this budget process, Scilex may consider how many full-time employees they need to support each project and what outside resources (e.g., consultants, CROs, and regulatory support) are needed to support the long term projections. For current projects, Scilex relies on the terms of the contracts with its outside service vendors when projecting related costs and for full-time employees, Scilex builds in an inflation rate of between three to five percent per year. Any new outside services will be based on historical costs for similar projects, adjusted for inflation.
Material Differences in Assumptions for the Scilex Projections
The material differences in assumptions between the Scilex Management Projections and the Redwood Projections with respect to ZTlido and SP-102 are as follows:
•
ZTlido:   The Redwood Projections assumed that ZTlido revenues would be significantly cannibalized by SP-103 starting in 2026, whereas the Scilex Management Projections assumed SP-103 would be for an indication other than lower back pain and priced at a premium compared to ZTlido.

•
SP-102:   The Scilex Management Projections assumed a significantly higher amount of revenues for SP-102 earlier on than reflected in the Redwood Projections due to Scilex’s more favorable view of potential demand than that anticipated by Redwood. In addition, Scilex assumed that CMS reimbursements through a J-Code assignment would begin within the same quarter as the launch of SP-102 whereas Redwood assumed such reimbursements would occur one year after launch.

There were no material differences in the assumptions between the Scilex Management Projections and the Redwood Projections with respect to SP-103 and SP-104.
Important Information About the Financial Projections
The Scilex Projections are included in this proxy statement/prospectus solely to provide Vickers’s shareholders access to information made available in connection with the Vickers Board’s consideration of the Business Combination. The Scilex Projections should not be viewed as public guidance and they are neither fact nor a guarantee of actual future performance. You are cautioned to consider that the Scilex Projections may be materially different than actual results when relying on such projections in making a decision regarding the Business Combination, particularly because the Scilex Projections span a ten to eleven-year time period which creates a significant risk that such projections will not be achieved and the Scilex Projections assume that all product candidates receive regulatory approval and there is significant risk that any one or all of Scilex’s product candidates may not receive such approval or, if approved, will not gain market acceptance. Furthermore, the Scilex Projections do not take into account any circumstances or events occurring after the date on which the Scilex Projections were prepared, or commissioned, by Scilex.
Scilex does not, as a matter of general practice, publicly disclose long-term forecasts or internal projections of its future performance, revenue, financial condition, or other results. The Scilex Projections were not prepared with a view toward complying with the guidelines established by the SEC or the American Institute of Certified Public Accountants with respect to prospective financial information. The Scilex Projections have not been audited. Neither the independent registered public accounting firms of Scilex nor Vickers or any other independent accountants, have compiled, reviewed, examined or performed any procedures with respect to the Scilex Projections contained herein, nor have they expressed any opinion or any other form of assurance on such information or their achievability, and the independent registered public accounting firms of Scilex and Vickers assume no responsibility for, and disclaim any association with, the Scilex Projections, as further described in the “Cautionary Note Regarding Forward-Looking Statements.” The reports of the independent registered public accounting firms included in this proxy statement/prospectus relate to Scilex’s and Vickers’s historical audited financial statements and do not extend to the unaudited prospective financial information and should not be read to do so.
The Scilex Projections were prepared in good faith by Scilex management based on estimates and assumptions believed to be reasonable with respect to the expected future financial performance of Scilex at the time the Scilex Management Projections and Redwood Projections were prepared in May 2021 and March 2021, respectively, and in each case speak only as of such times.
The inclusion of the Scilex Projections in this proxy statement/prospectus should not be regarded as an indication that Scilex, its management, the Scilex Board, or its affiliates, advisors or other representatives considered, or now considers, such projections necessarily to be predictive of actual future results or to support or fail to support your decision whether to vote for or against the Business Combination Proposal.
While presented with numerical specificity, the Scilex Projections are forward-looking and reflect numerous estimates and assumptions including, but not limited to, future industry performance under various industry scenarios as well as assumptions for competition, general business, economic, market, regulatory and financial conditions and matters specific to the businesses of Scilex, all of which are difficult to predict and many of which are beyond the preparing parties’ control, including, among other things, the matters described in the sections entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.” In addition, the Scilex Projections cover multiple years, and this information by its nature becomes subject to greater uncertainty with each successive year.
Scilex has not warranted the accuracy, reliability, appropriateness or completeness of the Scilex Projections to anyone, including Vickers. Neither Scilex’s management nor any of its respective representatives has made or makes any representations to any person regarding the ultimate performance of Scilex relative to the Scilex Projections. The future financial results of Scilex may differ materially from those reflected in the Scilex Projections due to factors beyond Vickers’s or Vickers’s ability to control or predict.
The Scilex Projections are not included in this proxy statement/prospectus in order to induce any Vickers shareholders to vote in favor of any of the proposals at the Meeting.
We encourage you to review the financial statements of Scilex included in this proxy statement/prospectus, as well as the financial information in the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information” and to not rely on any single financial measure.
None of Vickers, Scilex and any of their respective affiliates intends to, and, except to the extent required by applicable law, each expressly disclaims any obligation to, update, revise or correct the Scilex Projections to reflect circumstances existing or arising after the date such Scilex Projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the Scilex Projections are shown to be inappropriate or any of the Scilex Projections otherwise would not be realized.
In light of the foregoing factors and the uncertainties inherent in financial projections, Vickers’s shareholders are cautioned not to place undue reliance on the Scilex Projections.
Interests of Certain Persons in the Business Combination
When you consider the recommendation of the Vickers Board to vote to approve the Business Combination Proposal and other Proposals, you should keep in mind that Vickers’s directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a shareholder, including:

•
If an initial business combination, such as the Business Combination, is not completed by January 11, 2023, Vickers will be required to dissolve and liquidate. If Vickers is unable to consummate the Business Combination by such date, it must liquidate and the 3,450,000 founder shares currently held by the Initial Shareholders (including 25,000 founder shares beneficially owned each by Ms. Woo, Mr. Kaji and Dr. Myint, respectively as currently contemplated), which were acquired prior to the IPO, will be worthless because such holders have agreed to waive their rights to any liquidation distributions. The founder shares were purchased for an aggregate purchase price of $25,000.

•
In addition, if Vickers is unable to consummate the Business Combination by January 11, 2023 and Vickers must liquidate, the 6,840,000 Private Placement Warrants purchased by the Sponsors for a total purchase price of $5,130,000, will be worthless. Each Sponsor has agreed, subject to and contingent upon the Closing, in the event that holders of more than seventy-five percent (75%) of the issued and outstanding Vickers Ordinary Shares exercise redemption rights in conjunction with the shareholder vote on the Proposals, then such Sponsor will forfeit a number of its Private Placement Warrants equal to forty percent (40%) of all Private Placement Warrants held by such Sponsor immediately prior to Closing.

•
The exercise of Vickers’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the transaction may result in a conflict of interest when determining whether such changes or waivers are appropriate and in our shareholders’ best interest.

•
If the Business Combination is completed, Scilex will designate all members of New Scilex’s Board of Directors, however two (2) of the designees of Scilex that constitute independent directors will be agreed to by us prior to the Closing. Our shareholders are expected to elect such designees to serve as members of New Scilex’s Board of Directors after the Closing. As such, in the future such designees may receive cash fees, stock options or stock awards that the New Scilex Board of Directors determines to pay to its executive and non-executive directors.

•
On December 20, 2021, the Sponsors loaned us an aggregate of $500,000 for working capital purposes. On January 6, 2022, the Sponsors deposited an aggregate of $1,035,000 into the Trust Account in the form of a non-interest-bearing loan, as required to provide us an additional three months to consummate an initial business combination pursuant to our Current Charter. On January 27, 2022, the Sponsors loaned us an additional aggregate principal amount of $500,000 for working capital purposes. On April 10, 2022, the Sponsors deposited an aggregate of $1,035,000 into the Trust Account in the form of a non-interest-bearing loan, as required to provide us an additional three months to consummate an initial business combination pursuant to our Current Charter. On July 8, 2022, the Sponsors deposited an aggregate of $323,888.95 into the Trust Account as required to provide us an additional calendar month to consummate an initial business combination pursuant to our Current Charter. The December 2021 Loans, the January 2022 Deposit, the January 2022 Loans, the April 2022 Deposit, and the July 2022 Deposit were evidenced by promissory notes. If we complete an initial business combination, we will, at the option of the Sponsors, repay the amounts evidenced by the promissory notes or convert up to $1,500,000 of the total amount of such deposit and loans into Working Capital Warrants at a price of $0.75 per Working Capital Warrant, which Working Capital Warrants will be identical to the Private Placement Warrants issued simultaneously with the IPO, and repay the remaining amount in cash. If Vickers does not complete an initial business combination by January 11, 2023 and it is forced to liquidate, any such loans may only be repaid from funds outside of the Trust Account.

•
Following the consummation of the Business Combination, New Scilex will maintain a directors’ and officers’ liability insurance policy in favor of Vickers’s current directors and offices on terms not less favorable than the terms of the current directors’ and officers’ liability insurance policies under which each such directors and officers are currently covered, or otherwise cause coverage to be extended under the applicable existing Vickers insurance policy by obtaining a “tail” insurance policy that provides coverage for up to a six-year period from the Closing Date, for the benefit of such directors and officers that is substantially equivalent to and in any event not less favorable in the aggregate than the applicable existing insurance policy covering such directors and officers.

•
Our Initial Shareholders, members of our management team or their respective affiliates, may receive reimbursement for any out-of-pocket expenses incurred by them in connection with activities conducted on our behalf, such as identifying potential target businesses, performing business due diligence on suitable target businesses and business combinations as well as traveling to and from the offices or similar locations of prospective target businesses, including Scilex, to examine their operations. There is no limit on the amount of out-of-pocket expenses reimbursable by us in this regard.

In reaching its decision to authorize the Merger Agreement, the Vickers Board was provided with complete disclosure regarding these potential conflicts of interest and considered these interests, among other matters, when approving and declaring advisable the Merger Agreement and the transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth in the Merger Agreement and recommended that our shareholders approve and adopt the Merger Agreement and approve the other Proposals.
Satisfaction of 80% Test
After consideration of the factors identified and discussed in the section entitled “Proposal 1 — The Business Combination Proposal — The Vickers Board’s Discussion of Valuation and Reasons for the Approval of the Business Combination,” the Vickers Board concluded that the Business Combination met all of the requirements disclosed in the IPO prospectus with respect to Vickers’s initial business combination, including, in accordance with Nasdaq Listing Rules, that the Business Combination be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the Trust Account (less any deferred underwriting commissions and taxes payable on interest earned) at the time of signing the Merger Agreement.
Regulatory Approvals
The Business Combination and the transactions contemplated by the Merger Agreement are not subject to any additional regulatory requirement or approval, except for (i) filings with the Cayman Islands Registrar of Companies and Secretary of State of the State of Delaware necessary to effectuate the Domestication and the Business Combination, (ii) filings under the HSR Act and the expiration of any applicable waiting period thereunder and (iii) filings required with the SEC pursuant to the reporting requirements applicable to Vickers, and the requirements of the Securities Act and the Exchange Act, including the requirement to file the registration statement of which this proxy statement/prospectus forms a part and to disseminate it to its shareholders. Vickers and Scilex filed the required forms under the HSR Act with the Antitrust Division and the FTC on April 18, 2022 and the waiting period expired on May 19, 2022.
Appraisal Rights
There are no appraisal rights available to holders of Vickers Ordinary Shares, Private Placement Warrants, Public Warrants or Units in connection with the Business Combination or the Domestication.
Total Shares of Common Stock Outstanding Upon Consummation of the Business Combination
It is anticipated that, upon the Closing of the Business Combination, if none of the 9,726,395 Vickers Ordinary Shares have been redeemed, Vickers’s public shareholders will retain an ownership interest of approximately 7.0% in New Scilex, the Sponsors and directors of Vickers will retain an ownership interest of approximately 2.5% in New Scilex, and the Scilex stockholders will own approximately 90.5% of the outstanding common stock of New Scilex.
The following summarizes the pro forma ownership of New Scilex Common Stock following the Business Combination under the no redemption, interim redemption and maximum redemption scenarios:
	No Redemption Scenario		Interim Redemption Scenario		Maximum Redemption Scenario
	Shares	%	Shares	%	Shares	%
Vickers public shareholders	9,726,395(1)	7.0%	3,890,558(2)	2.9%	—	—%
Vickers Initial Shareholders(3)	3,450,000	2.5%	3,450,000	2.6%	3,450,000	2.7%
Scilex stockholders(4)	125,714,240	90.5%	125,714,240	94.5%	125,714,240	97.3%
Total Shares at the Closing(5)(6)	138,890,635	100%	133,054,798	100%	129,164,240	100%

(1)
The no redemption scenario is based on the number of shares outstanding as of the date of this proxy statement/prospectus. Specifically, Vickers public shareholders of 4,073,605 Vickers Ordinary Shares elected to redeem their Vickers Ordinary Shares at a per share redemption price of $10.25 in connection with the Extension Proposal that occurred on June 30, 2022 to amend Vickers’s amended and restated

memorandum and articles of association and, as such, the no redemption scenario reflects 9,726,395 shares held by Vickers public shareholders as of the Closing.

(2)
The interim redemption scenario assumes redemptions of 5,835,837 Vickers Ordinary Shares for aggregate redemption payments of approximately $60.1 million using a per share redemption price of $10.29.

(3)
In connection with Vickers’s IPO, the Initial Shareholders agreed they would not exercise any redemption rights with respect to the founder shares. In addition, they agreed that they would not to transfer, assign or sell their founder shares until six months after the date of the consummation of an initial business combination or earlier if, subsequent to our initial business combination, Vickers consummated a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of our shareholders having the right to exchange their Vickers Ordinary Shares for cash, securities or other property. In connection with the execution of the Merger Agreement, the parties also agreed to enter into an amended and restated registration rights agreement that also provides for a lock-up of 180 days post-Closing of the Business Combination subject to very limited exceptions.

(4)
In addition, the number of shares held by Scilex stockholders at the Closing is based on the Merger Consideration calculated as of the date of this proxy statement/prospectus.

(5)
The total shares at the Closing under the three redemption scenarios exclude the potential dilutive effect of all of the Public Warrants, the Private Placement Warrants, any Working Capital Warrants and all outstanding Scilex stock options issued to Scilex option holders in connection with the Business Combination. With respect to the Public Warrants, the warrants are not redeemable when Vickers public shareholders exercise their redemption rights with respect to the Vickers Ordinary Shares. Under all three redemption scenarios, there would be 6,900,000 Public Warrants outstanding. With respect to the Private Placement Warrants, there would be 6,840,000 Private Placement Warrants in the minimum and interim scenarios, but only 4,104,000 Private Placement Warrants in the maximum scenario as the Sponsors have agreed to forfeit 40% of the Private Placement Warrants if more than 75% of the holders of the Vickers Ordinary Shares exercise their redemption rights. The maximum number of Working Capital Warrants that may be outstanding under all scenarios is 2,000,000; however, the conversion of Working Capital Loans to Working Capital Warrants is at the discretion of the lender. With respect to the Scilex stock options, the number of shares of New Scilex Common Stock subject to Scilex stock options that are converted into New Scilex stock options at the Closing would be 17,341,392 under all three scenarios.

(6)
As of the date of this proxy statement/prospectus, Scilex intends to repurchase the remaining outstanding principal balance of the Scilex Pharma Notes (described in more detail under the section titled “Management’s Discussion and Analysis and Financial Condition and Results of Operations of Scilex — Liquidity and Capital Resources — Debt Financings — Scilex Pharma Notes”) of $41.4 million, pursuant to the terms of Amendment No. 4, prior to the Closing of the Business Combination. This repurchase would reduce the Specified Indebtedness Amount to $0, which would result in Merger Consideration of 150,000,000 shares of New Scilex Common Stock. In such event, 131,816,802 shares of New Scilex Common Stock would be issued to Scilex stockholders and the remaining 18,183,198 shares of New Scilex Common Stock would be reserved for the Scilex option holders. Accordingly, the Scilex stockholders would own 90.9% of the shares of New Scilex Common Stock under the no redemption scenario, 94.7% of the shares of New Scilex Common Stock under the interim redemption scenario, and 97.4% of the shares of New Scilex Common Stock under the maximum redemption scenario. Disclosures of the percentages elsewhere in this proxy statement/prospectus do not reflect the intention described in this footnote unless otherwise indicated.

Stock Exchange Listing
The Units, Vickers Ordinary Shares and Public Warrants are currently listed on the Nasdaq Capital Market, under the symbols “VCKAU,” “VCKA,” and “VCKAW,” respectively. The Units commenced trading on January 7, 2021 and the Vickers Ordinary Shares and Public Warrants commenced separate public trading on March 3, 2021. Application will be made for the shares of New Scilex Common Stock and warrants to be approved for listing on the Nasdaq Global Market under the symbols “SCLX” and “SCLXW” respectively.

Anticipated Accounting Treatment
Upon consummation of the Business Combination, we will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, we may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the post-combination company. Based on its initial analysis, we did not identify any differences that would have a material impact.
Redemption Rights
Pursuant to our Current Charter, holders of Vickers Ordinary Shares may elect to have their Vickers Ordinary Shares redeemed for cash at the applicable redemption price per share equal to the quotient obtained by dividing (i) the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, including interest (net of taxes payable), by (ii) the total number of then-outstanding Vickers Ordinary Shares. As of        , 2022, this would have amounted to approximately $        per share.
You will be entitled to receive cash for any Ordinary Shares to be redeemed only if you:
(i)	(a)	hold Vickers Ordinary Shares, or
(b)
hold Vickers Ordinary Shares through Units and you elect to separate your Units into the underlying Vickers Ordinary Shares and Warrants prior to exercising your redemption rights with respect to the Vickers Ordinary Shares; and

(ii)
prior to        , Eastern Time, on        , 2022, (a) submit a written request to Continental that Vickers redeem your Vickers Ordinary Shares for cash and (b) deliver your Vickers Ordinary Shares to Continental, physically or electronically through DTC.

Holders of outstanding Units must separate the underlying Vickers Ordinary Shares and Warrants prior to exercising redemption rights with respect to the Vickers Ordinary Shares. If the Units are registered in a holder’s own name, the holder must deliver the certificate for its Units to Continental, with written instructions to separate the Units into their individual component parts. This must be completed far enough in advance to permit the mailing of the certificates back to the holder so that the holder may then exercise his, her or its redemption rights upon the separation of the Vickers Ordinary Shares and Warrants from the Units.
If a holder exercises its redemption rights, then such holder will be exchanging its Vickers Ordinary Shares for cash and will no longer own any public shares of Vickers. Any Public Warrants will be unaffected. Such a holder will be entitled to receive cash for its Vickers Ordinary Shares only if it properly demands redemption and delivers its Vickers Ordinary Shares (either physically or electronically) to Continental in accordance with the procedures described herein. Please see the section titled “The Meeting — Redemption Rights” for the procedures to be followed if you wish to redeem your Vickers Ordinary Shares for cash.
Vote Required for Approval
The approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the majority of the Vickers Ordinary Shares present in person, including by virtual attendance, or represented by proxy and entitled to vote thereon and who vote at the Meeting or any adjournment or postponement thereof.
The Business Combination is conditioned on the approval of each of the other Condition Precedent Proposals.
Pursuant to the Letter Agreement and the Sponsor Support Agreement, the Initial Shareholders holding an aggregate of 3,450,000 shares (or 26.2% of the outstanding Vickers Ordinary Shares have agreed to attend the Meeting and vote their respective Vickers Ordinary Shares) in favor of each of the Proposals. As a result, only 3,138,198 Vickers Ordinary Shares held by the public shareholders will need to be present in person, including by virtual attendance, or by proxy to satisfy the quorum requirement for the Meeting. In addition, as the vote to approve the Business Combination Proposal requires the affirmative vote of the majority of the Vickers Ordinary Shares present in person, including by virtual attendance, or represented by proxy and entitled to vote thereon and who vote at the Meeting or any adjournment or postponement thereof, then at which a quorum is present, assuming only the minimum number of Vickers Ordinary Shares to constitute a quorum is present, only 3,294,099 Vickers Ordinary Shares held must be voted in favor of the Business Combination Proposal for it to be approved and, therefore, it could be approved without any votes by any public shareholders. See the section titled “The Merger Agreement — Certain Related Agreements and Arrangements — Sponsor Support Agreement” for more information.
Resolution to be Voted Upon
The full text of the resolution to be passed is as follows:
“RESOLVED, AS AN ORDINARY RESOLUTION THAT transactions contemplated under the Agreement and Plan of Merger, dated as of March 17, 2022 (as may be amended or restated from time to time, the “Merger Agreement”), by and among Vickers, Vantage Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of Vickers (“Merger Sub”), and Scilex Holding Company, a Delaware corporation (“Scilex”) and majority-owned subsidiary of Sorrento Therapeutics, Inc. (“Sorrento”), with Scilex surviving the merger (the “Business Combination”), a copy of which is attached to this proxy statement/prospectus as Annex A, be and are hereby approved and adopted (such proposal, the “Business Combination Proposal”). The Business Combination Proposal is conditioned on the approval of the other Condition Precedent Proposals.”
Recommendation of the Vickers Board
THE VICKERS BOARD UNANIMOUSLY RECOMMENDS THAT VICKERS’S SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

THE MERGER AGREEMENT
The following describes the material provisions of the Merger Agreement, but does not purport to describe all of the terms of the Merger Agreement and is subject to, and qualified in its entirety by reference to, the Merger Agreement, which is attached to this proxy statement/prospectus as Annex A, and is incorporated by reference into this proxy statement /prospectus. You are urged to read the Merger Agreement in its entirety because it is the legal document that governs the Business Combination.
Business Combination
On March 17, 2022, Vickers entered into the Merger Agreement with Merger Sub and Scilex. Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, (i) prior to the Effective Time, Vickers will change its jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (see “Proposal 2 — The Domestication Proposal” for further information on the Domestication) and (ii) at the Effective Time, and following the Domestication, Merger Sub will merge with and into Scilex, with Scilex continuing as the surviving entity and wholly owned subsidiary of Vickers.
The Business Combination is expected to be consummated in the third quarter of 2022, after the required approval by Vickers’s shareholders and the fulfillment of certain other conditions.
Merger Consideration
As a result of and upon the Closing of the Business Combination, among other things, (i) all outstanding shares of Scilex Common Stock as of immediately prior to the Effective Time (other than shares held by Scilex or its subsidiaries or shares the holders of which exercise dissenters rights of appraisal will be cancelled in exchange for the right to receive a number of shares of New Scilex Common Stock equal to the Exchange Ratio (as defined below) and (ii) each option to purchase Scilex Common Stock that is then outstanding shall be converted into the right to receive an option relating to the New Scilex Common Stock upon substantially the same terms and conditions as are in effect with respect to such option immediately prior to the Effective Time except that (y) such New Scilex Option shall relate to that whole number of shares of New Scilex Common Stock (rounded down to the nearest whole share) equal to the number of shares of Scilex Common Stock subject to such option, multiplied by the Exchange Ratio, and (z) the exercise price per share for each such share of New Scilex Common Stock shall be equal to the exercise price per share of such option in effect immediately prior to the Effective Time, divided by the Exchange Ratio (rounded up to the nearest whole cent).
The “Exchange Ratio” means an amount equal to the quotient of (i) the number of shares constituting the Merger Consideration (as defined below), divided by (ii) the sum of the number of (y) shares of Scilex Common Stock issued and outstanding as of immediately prior to the Effective Time (other than any such shares held in treasury), plus (z) shares of Scilex Common Stock issuable upon, or subject to, the settlement of options to purchase Scilex Common Stock outstanding as of immediately prior to the Effective Time.
The “Merger Consideration” is calculated as the quotient of (i) $1.5 billion less Specified Indebtedness (as defined below) divided by (ii) $10.00.
The term “Specified Indebtedness” means the aggregate amount owed by Scilex to Sorrento in respect of (i) those certain senior secured notes due 2026 issued under that certain Indenture, dated as of September 7, 2018, by and among Scilex Pharmaceuticals Inc., as the issuer, Sorrento, as the parent guarantor, and U.S. Bank National Association, as trustee and collateral agent, as amended from time to time; and (ii) all obligations of Scilex for borrowed money, or with respect to deposits or advances of any kind (including amounts by reason of overdrafts and amounts owed by reason of letter of credit reimbursement agreements) including with respect thereto, all interests, fees and costs and prepayment and other penalties and all obligations of Scilex evidenced by bonds, debentures, notes or similar instruments of Scilex and any of its subsidiaries other than such Specified Indebtedness owed to Sorrento. As of June 30, 2022, the amount of Specified Indebtedness is approximately $69.4 million. See the section entitled “Certain Relationships and Related Party Transactions — Certain Transactions of Scilex — Indenture and Letter of Credit” for a further discussion of this indebtedness.

Closing
In accordance with the terms and subject to the conditions of the Merger Agreement, the Closing will take place at 10:00 a.m., Eastern Time, on the date that is no later than the third business day after the satisfaction or waiver of the conditions set forth in the Merger Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), unless another time or date is mutually agreed to in writing by the parties. The date on which the Closing actually occurs is referred to as the “Closing Date.”
Representations and Warranties
The Merger Agreement contains representations and warranties that the respective parties made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the Merger Agreement and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. The representations and warranties in the Merger Agreement are also modified in part by the underlying disclosure schedules (the “disclosure schedules”), which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that the disclosure schedules contain information that is material to an investment decision. Additionally, the representations and warranties of the parties to the Merger Agreement may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus. Accordingly, no person should rely on the representations and warranties in the Merger Agreement or the summaries thereof in this proxy statement/prospectus as characterizations of the actual state of facts about Vickers, Scilex or any other matter.
The Merger Agreement contains representations and warranties of Scilex relating to, among other things, corporate existence and power, corporate authorization, non-contravention, consents, capital structure, organizational documents, assumed names, subsidiaries, financial statements, absence of certain changes, properties, title to Scilex’s assets, litigation, contracts, licenses and permits, compliance with laws, intellectual property, customers and suppliers, employees and employee benefit plans, withholding, real property, tax matters, environmental laws, finder’s fees, directors and officers, certain business practices, international trade matters, anti-bribery compliance, compliance with health care laws and certain contracts, insurance, related party transactions and data privacy matters.
The Merger Agreement contains representations and warranties of Vickers and Merger Sub relating to, among other things, corporate existence and power, corporate authorization, governmental authorization, non-contravention, finder’s fees, issuance of shares, capitalization, information supplied, trust fund, listing, no market manipulation, board approval, Vickers’s SEC filings and financial statements, absence of changes, litigation, compliance with laws, money laundering laws and OFAC compliance, tax matters, contracts and investment company status.
None of the representations, warranties or covenants, including any rights upon breach of such representations, warranties or covenants will survive the Closing except for such covenants and agreements that by their terms expressly apply post-Closing.
Material Adverse Effect
Under the Merger Agreement, (i) certain representations and warranties of Vickers and Scilex are qualified in whole or in part by a Material Adverse Effect standard for purposes of determining whether a breach of such representations and warranties has occurred (ii) the obligation of each of Vickers and Merger Sub to consummate the Business Combination is conditioned on no Material Adverse Effect having occurred from the date of the Merger Agreement with respect to Scilex that is continuing and (iii) the obligation of Scilex to consummate the Business Combination is conditioned on no Material Adverse Effect having occurred from the date of the Merger Agreement with respect to Vickers that is continuing.
A Material Adverse Effect means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to

(i) have a material adverse effect on the financial condition, business, operations or results of operations of Scilex or Vickers (as the case may be) and its subsidiaries, taken as a whole, or (ii) prevent, materially delay or materially impede the ability of Scilex or Vickers (as the case may be) to consummate the transactions contemplated by the Merger Agreement, including the Business Combination; provided, however, in determining whether a “Material Adverse Effect” has occurred pursuant to clause (i) described above none of the following changes, events, effects or occurrences shall be taken into account:
•
general economic or political conditions;

•
conditions generally affecting the industries in which Scilex or Vickers (as the case may be);

•
any changes in financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates;

•
acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof;

•
any action required or permitted by the Merger Agreement or any action taken (or omitted to be taken) with the written consent of or at the written request of Scilex or Vickers (as the case may be);

•
any matter of which Scilex or Vickers (as the case may be) is aware on the date of the Merger Agreement;

•
any changes in applicable laws or accounting rules (including GAAP) or the enforcement, implementation or interpretation thereof;

•
the announcement, pendency or completion of the transactions contemplated by the Merger Agreement, including losses or threatened losses of employees, customers, suppliers, distributors or others having relationships with the party;

•
any natural or man-made disaster or acts of God, including any hurricane, tornado, flood, earthquake, tsunami, mudslides, wild fire, epidemic, pandemic (including COVID-19); or

•
any failure to meet any internal or published projections, forecasts or revenue or earnings predictions;

provided that the underlying causes of such failures shall not be excluded, unless any such any change, event, effect or occurrence (other than those described in the fifth, sixth, eighth and tenth bullet points above), shall have a disproportionate effect on Scilex or Vickers (as the case may be) and its subsidiaries, taken as a whole, as compared to comparable companies in the same industry.
Conduct of Business by Scilex
Scilex has agreed that during the Interim Period, it will, and will cause its subsidiaries to, except as otherwise explicitly contemplated by the Merger Agreement or the ancillary agreements, entered into connection with the Business Combination or required by law (including certain requirements with respect to COVID-19) or as consented to by Vickers in writing (which consent will not be unreasonably conditioned, withheld, delayed or denied) use commercially reasonable efforts (i) to conduct their respective business only in the ordinary course, consistent with past practices, and (ii) to preserve substantially intact their material business relationships with clients, suppliers and other third parties.
During the Interim Period, Scilex has also agreed not to, and to cause its subsidiaries not to, except as otherwise contemplated by the Merger Agreement, including the Scilex disclosure schedules thereto, as consented to by Vickers in writing (which consent will not be unreasonably conditioned, withheld, delayed or denied) or as required by applicable law (including certain requirements with respect to COVID-19):
•
materially amend the governing documents of Scilex;

•
amend, waive any provision of or terminate prior to its scheduled termination date certain material contracts, or other contract or right that involves payments in excess of $200,000;

•
make any capital expenditures in excess of $300,000, individually or in the aggregate;

•
sell, lease, license or otherwise dispose of any of its assets or assets covered by any contract except (i) pursuant to existing contracts or commitments disclosed herein, (ii) sales of inventory in the ordinary course consistent with past practice, or (iii) not exceeding $300,000 in the aggregate;

•
pay, declare or promise to pay any dividends or other distributions with respect to its capital stock, share capital or other equity interests;

•
effectuate any salary increase of more than 10% for any employee making an annual salary equal to or greater than $200,000 in the aggregate on an annual basis or effectuate any change to its existing bonus or profit sharing policies;

•
obtain or incur any loans or other indebtedness in excess of $15,000,000 in the aggregate, including in respect of (i) drawings under that certain Credit and Security Agreement, by and between Scilex Pharmaceuticals Inc. and CNH Finance Fund I, L.P. (“CNH”), dated as of December 14, 2020, as amended or restated from time to time (the “CNH Revolving Loan”), and (ii) intercompany loans, advances or other debt or funding from Sorrento to the Company or any of its Subsidiaries;

•
merge or consolidate with any other entity or acquire any corporation, partnership, association or other business entity or organization or division thereof;

•
make any change in its accounting principles other than in accordance with the applicable accounting policies or methods or write down the value of any inventory or assets other than in the ordinary course of business consistent with past practice;

•
extend any loans other than travel or other expense advances to employees in the ordinary course of business or with the principal amount not exceeding $20,000;

•
issue, redeem or repurchase any capital stock or shares, membership interests or other securities (other than those certain senior secured notes due 2026), or issue any securities exchangeable for or convertible into any share or any shares of its capital stock, other than the issuance of Scilex common shares upon the exercise or conversion of any Scilex options;

•
make or change any material tax election or change any annual tax accounting periods; or

•
undertake any legally binding obligation to do any of the foregoing actions.

Conduct of Business of Vickers
During the Interim Period, Vickers has also agreed not to, and to cause Merger Sub not to, except as otherwise contemplated by the Merger Agreement (including in connection with the Domestication) or the ancillary agreements entered into in connection with the Business Combination, as consented to by Scilex in writing (which consent will not be unreasonably conditioned, withheld, delayed or denied) or as required by applicable law:
•
except in connection with any Extension Amendment, amend, modify or supplement its organizational documents;

•
pay, declare or promise to pay any dividends or other distributions with respect to its capital stock, share capital or other equity interests;

•
reclassify, split, combine or subdivide any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock;

•
obtain or incur any loan or other indebtedness other than to finance Vickers’s expenses which indebtedness shall not exceed (i) $250,000 in the aggregate or (ii) in the event that an Extension Amendment is in effect, $1,750,000;

•
merge or consolidate with any other entity or acquire any corporation, partnership, association or other business entity or organization or division thereof;

•
make any change in its accounting principles other than in accordance with the applicable accounting policies;

•
extend any loans other than travel or other expense advances to employees in the ordinary course of business or with the principal amount not exceeding $25,000;

•
make or change any material tax election or change any annual tax accounting periods;

•
enter into, renew, modify or revise any contract with any current or former affiliate of Vickers;

•
create any subsidiary;

•
except as previously disclosed to Scilex, enter into any new contract with any broker, finder, investment banker or other person or entity under which such person or entity is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Merger Agreement;

•
except as previously disclosed to Scilex, issue, redeem, repurchase or otherwise acquire any capital stock, share capital, membership interests or other securities, or issue any securities exchangeable for or convertible into any share or any shares of its capital stock, or enter into any agreement with respect to the voting of its capital stock or share capital; or

•
undertake any legally binding obligation to do any of the actions set forth the foregoing.

Non-solicitation Provision
Pursuant to the Merger Agreement, the parties have agreed that during the Interim Period neither Scilex on the one hand, or Vickers and Merger Sub, on the other hand, will (and each of them will cause their respective officers, directors, affiliates, managers, consultants, employees, representatives and agents not to), directly or indirectly:
•
solicit, initiate, engage or participate in, or knowingly encourage or facilitate, negotiations with any person or entity concerning, or make any offers or proposals related to, any Alternative Transaction (as defined below);

•
enter into, engage in or continue any discussions or negotiations with respect to an Alternative Transaction with, or provide any non-public information, data or access to employees to, any person or entity that has made, or to the respective party’s knowledge, is considering making, a proposal with respect to an Alternative Transaction; or

•
approve, recommend or enter into any Alternative Transaction or any contract related to any Alternative Transaction.

The term “Alternative Transaction” means (other than the transactions contemplated by the Merger Agreement) (i) with respect to Scilex: (y) any transaction or series of related transactions under which any persons or entities, directly or indirectly, acquires or otherwise purchases Scilex, including through merger, consolidation, share exchange, business combination, amalgamation, recapitalization, other similar transaction, (z) any sale, exchange, transfer or other disposition of 25% or more of the total assets of Scilex or any class or series of the share capital or capital stock or other equity interests of Scilex in a single transaction or series of related transactions that, if consummated, would result in any other person owning 25% or more of any class of equity or voting securities of Scilex; or (ii) with respect to Vickers, any “Business Combination” as such term is defined in Vickers’s organizational documents.
Extension Proposal
On May 11, 2022, pursuant to the terms of the Merger Agreement, Vickers and Scilex determined that it was reasonably likely that the Business Combination would not be consummated by July 10, 2022. On June 30, 2022, Vickers’s shareholders approved the Extension Amendment to its amended and restated memorandum and articles of association to extend the deadline by which it must complete an initial business combination from July 11, 2022 to January 11, 2023. Any such extension is to be made on a monthly basis and is conditioned on the deposit into the Trust Account of a payment equal to $0.0333 per public share outstanding. In connection with the shareholder vote on the Extension Amendment, Vickers was required to provide its shareholders with the right to redeem their public shares. Holders of 4,073,605 public shares elected to redeem their shares at a per share redemption price of $10.25 thereby reducing the amount in the Trust Account by an aggregate of approximately $41.8 million.

Other Agreements of the Parties
The Merger Agreement contains certain additional covenants of the parties, including covenants in connection with:
•
providing the other with reasonable access to its respective properties and books and records;

•
notifying the other party of any occurrence of any fact or circumstance which constitutes or results, or would reasonably be expected to constitute or result, in a Material Adverse Effect with respect to such party;

•
notifying the other party of any action to which it is a party that, if adversely determined, could prevent or materially delay or impede such party’s ability to consummate the transactions contemplated by the Merger Agreement;

•
making all required filings under the HSR Act;

•
cooperating with respect to certain tax matters;

•
cooperating in the preparation of this proxy statement/prospectus;

•
the delivery by Scilex to Vickers of financial statements and other financial information;

•
Vickers taking certain actions so that amounts will be released from the Trust Account and so that the Trust Account will terminate thereafter, in each case, pursuant to the terms and subject to the terms and conditions of the Trust Agreement;

•
ensuring Vickers remains listed as a public company on Nasdaq and apply for the listing of the Domestication Common Stock and Domestication Public Warrants issuable in connection with the Domestication and Business Combination;

•
Vickers adopting a resolution consistent with the interpretive guidance of the SEC so that the acquisition of New Scilex Common Stock (including, in each case, securities deliverable upon exercise, vesting or settlement of any derivative securities) pursuant to the Merger Agreement (and the other agreements contemplated hereby), by any person owning securities of Scilex who is expected to become a director or officer (as defined under Rule 16a-1(f) under the Exchange Act) of Vickers following the Closing shall be an exempt transaction for purposes of Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder; and

•
Vickers taking all actions necessary to call and hold a meeting of its shareholders to approve and adopt the Merger Agreement and the Proposals.

Closing Conditions
The consummation of the Business Combination is conditioned upon the satisfaction or waiver by the applicable parties to the Merger Agreement of the conditions set forth below. Therefore, unless these conditions are waived by the applicable parties to the Merger Agreement, the Business Combination may not be consummated. There can be no assurance that the parties to the Merger Agreement would waive any such provisions of the Merger Agreement.
Conditions to the Obligations of all of the Parties
The obligations of each party to the Merger Agreement to consummate the Business Combination are subject to the satisfaction of the following conditions:
•
there will not be in force any order, statute, rule or regulations enjoining or prohibiting the consummation of the Business Combination; provided that the governmental authority issuing such order has jurisdiction over the parties with respect to the transactions contemplated by the Merger Agreement;

•
the this proxy statement/prospectus shall have been declared effective under the Securities Act and no stop order suspending the effectiveness of the registration statement shall have been issued or proceedings for that purpose initiated by the SEC;

•
Vickers’s shareholders shall have approved the Proposals at the Meeting by the requisite vote required under law and the governing documents of Vickers;

•
Scilex stockholders shall have approved the Merger Agreement by written consent of the requisite number of votes required under law and the governing documents of Scilex; and

•
All required filings under the HSR Act shall have been made and the waiting period or periods under the HSR Act applicable to the transactions contemplated by the Merger Agreement will have expired or been terminated.

Conditions to the Obligations of Vickers and Merger Sub
The obligations of Vickers and Merger Sub to consummate the Business Combination are subject to the satisfaction, or the waiver at Vickers’s and Merger Sub’s sole and absolute discretion, of all the following conditions:
•
Scilex shall have duly performed all of its obligations under the obligations under the Merger Agreement required to be performed by it at or prior to the Closing Date in all material respects, unless the applicable obligation has a materiality qualifier in which case it shall be duly performed in all respects.

•
All of the representations and warranties of Scilex contained in the Merger Agreement disregarding all qualifications and exceptions contained herein relating to materiality or Material Adverse Effect with respect to Scilex, regardless of whether it involved a known risk, shall be true and correct at and as of the date of the Merger Agreement, and be true and correct as of the Closing Date (other than, in each case, if the representations and warranties that speak as of a specific date, then such representations and warranties need only to be true and correct as of such date), other than as would not in the aggregate reasonably be expected to have a Material Adverse Effect with respect to Scilex.

•
Since the date the Merger Agreement was signed, no Material Adverse Effect has occurred that is continuing, regardless of whether it involved a known risk.

•
The receipt by Vickers and Merger Sub of a certificate signed by the Chief Executive Officer and Chief Financial Officer of Scilex certifying the satisfaction of the conditions described in the preceding three bullet points.

•
The receipt by Vickers and Merger Sub of (i) a copy of the organizational documents of Scilex as in effect as of the Closing Date, (ii) copies of (A) resolutions duly approved by the Scilex Board authorizing the Merger Agreement and the transactions contemplated hereby and (B) the approval of the Scilex stockholders, and (iii) a recent certificate of good standing as of a date no later than thirty (30) days prior to the Closing Date regarding Scilex from the Delaware Secretary of State.

•
Vickers and Merger Sub shall have received a copy of each of the additional agreements to which Scilex is a party, duly executed by Scilex and by all other parties thereto, and each such additional agreement shall be in full force and effect.

•
Sorrento shall have executed the Registration Rights Agreement.

Conditions to the Obligations of Scilex
The obligation of Scilex to consummate, or cause to be consummated, the Business Combination are subject to the satisfaction of the following conditions any one or more of which may be waived in writing by Scilex:
•
Vickers and Merger Sub shall have duly performed all of their obligations hereunder required to be performed by them at or prior to the Closing Date in all material respects, unless the applicable obligation has a materiality qualifier in which case it shall be duly performed in all respects.

•
All of the representations and warranties of Vickers and Merger Sub contained in Article V of the Merger Agreement, disregarding all qualifications and exceptions contained herein relating to materiality or Material Adverse Effect with respect to Vickers, regardless of whether it involved a known risk, shall be true and correct at and as of the date of the Merger Agreement and be true and correct as of the Closing Date (other than in each case except for representation and warranties that speak as of a specific date, in which case such representations and warranties need only to be true and correct as of such), other than as would not in the aggregate reasonably be expected to have a Material Adverse Effect with respect to Vickers.
•
Since the date of the Merger Agreement, no Material Adverse Effect with respect to Vickers has occurred that is continuing, regardless of whether it involved a known risk.

•
Scilex shall have received a certificate signed by an authorized officer of Vickers and Merger Sub certifying the satisfaction of the conditions described in the preceding three bullet points.

•
From the date hereof until the Closing, the Vickers and Merger Sub shall have been in material compliance with the reporting requirements under the Securities Act and the Exchange Act applicable to Vickers and Merger Sub, respectively.

•
Each of Vickers and Merger Sub shall have executed and delivered to Scilex each ancillary agreement to be executed in connection with the Business Combination to which it is a party.

•
The directors designated by Scilex shall have been appointed to the Vickers Board, effective as of the Closing.

•
Vickers shall remain listed on Nasdaq and the additional listing application for the New Scilex Common Stock issued in connection with the Business Combination and the initial listing application in connection with the transactions contemplated by the Merger Agreement shall have been approved by Nasdaq. As of the Closing Date, Vickers shall not have received any written notice from Nasdaq that it has failed, or would reasonably be expected to fail to meet the Nasdaq initial or continued listing requirements as of the Closing Date for any reason, where such notice has not been subsequently withdrawn by Nasdaq or the underlying failure appropriately remedied or satisfied.

•
After giving effect to the transactions contemplated hereby, Vickers shall have at least $5,000,001 in net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the Effective Time.

•
The Domestication shall have been completed as provided in the Merger Agreement and a time-stamped copy of the certificate issued by the Secretary of State of the State of Delaware in relation thereto shall have been delivered to Scilex.

•
The Investment Management Trust Agreement shall have been amended solely to the extent necessary to enable the intended effects of the UWA Amendment without breach of, or other conflict with, the Investment Management Trust Agreement as so amended.

Termination; Effectiveness
The Merger Agreement may be terminated and the transactions contemplated thereby abandoned:
•
by the mutual written consent of Scilex and Vickers;

•
by Vickers, if any of the representations or warranties of Scilex set forth in the Merger Agreement shall not be true and correct, or if Scilex has failed to perform any covenant or agreement on the part of the Scilex set forth in the Merger Agreement (including an obligation to consummate the Closing), in each case such that the conditions to Vickers’s obligations to consummate the Business Combination with respect to the accuracy of Scilex’s representations and warranties or compliance with its covenants and agreements, in each as set forth in the Merger Agreement, would not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failure to perform any covenant or agreement, as applicable, are not cured (or waived by Vickers) by the earlier of (i) the Outside Date or (ii) 30 days after written notice thereof is delivered to Scilex; provided, however, that Vickers shall not have the right to terminate the Merger Agreement if Vickers or Merger Sub is then in material breach of any representation, warranty, covenant, or obligation under the Merger Agreement, which breach has not been cured;

•
by Scilex, if any of the representations or warranties of Vickers or Merger Sub set forth in the Merger Agreement shall not be true and correct, or if Vickers or Merger Sub has failed to perform any covenant or agreement on its part set forth in the Merger Agreement (including an obligation to consummate the Closing), in each case such that the conditions to Scilex’s obligations to consummate the Business Combination with respect to the accuracy of Vickers’s and Merger Sub’s representations and warranties or compliance with their covenants and agreements, in each case, as set forth in the Merger Agreement, would not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failure to perform any covenant or agreement, as applicable, are not cured (or waived by Scilex) by the earlier of (i) the Outside Date or (ii) 30 days after written notice thereof is delivered to Vickers; provided, however, that Scilex shall not have the right to terminate the Merger Agreement pursuant to this provision if Scilex is then in material breach of any representation, warranty, covenant, or obligation under the Merger Agreement, which breach has not been cured;
•
by either Scilex or Vickers:

(i)
on or after the Outside Date, if the Business Combination shall not have been consummated prior to the Outside Date; provided that if an Extension Amendment shall be in effect, the Outside Date shall be the Extension Date; or

(ii)
if any order prohibiting the consummation of the Business Combination (provided, that the governmental authority issuing such order has jurisdiction over Vickers and Scilex with respect to the transactions contemplated by the Merger Agreement) is in effect and shall have become final and non-appealable;

•
by Scilex if any of the Condition Precedent Proposals fail to receive the requisite approval of Vickers’s public shareholders at the Meeting (unless the Meeting has been adjourned or postponed, in which case at the final adjournment or postponement thereof); or

•
by Vickers if the adoption of the Merger Agreement by Scilex stockholders is not obtained within five (5) business days following this proxy statement/prospectus being declared effective by the SEC, provided that this termination right will not be available if such written consent is delivered to Vickers prior to the termination of the Merger Agreement (even if after the five (5) business day period described above).

In the event of the termination of the Merger Agreement, written notice thereof will be given by the party desiring to terminate to the other party or parties, specifying the provision of the Merger Agreement pursuant to which such termination is made, and the Merger Agreement shall following such delivery become null and void (other than such termination provisions and certain miscellaneous provisions of the Merger Agreement), and there shall be no liability on the part of Vickers or Merger Sub or their respective directors, officers and Affiliates; provided, however, that nothing in the Merger Agreement will relieve any party from liability for any fraud or willful breach.
Waiver; Amendments
No provision of the Merger Agreement may be waived unless such waiver is in writing and signed by the party or parties against whom such waiver is effective. Any party to the Merger Agreement may, at any time prior to the Closing, by action taken by its board of directors, (i) extend the time for the performance of the obligations or acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties (of another party hereto) that are contained in the Merger Agreement or (iii) waive compliance by the other parties hereto with any of the agreements or conditions contained in the Merger Agreement, but such extension or waiver will be valid only if in writing signed by the waiving party.
The Merger Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing that is executed in the same manner as the Merger Agreement and which makes reference to the Merger Agreement.
Fees and Expenses
If the Closing does not occur, each party to the Merger Agreement will be responsible for and pay its own expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby, including all fees of its legal counsel, financial advisers and accountants. If the Closing occurs, New Scilex will, upon the consummation of the Business Combination and release of proceeds from the Trust Account, pay or cause to be paid all accrued and unpaid transaction expenses of Scilex and pay or cause to be paid all accrued and unpaid transaction expenses of Vickers or its affiliates (including the Sponsor). Vickers and Scilex will exchange written statements listing all accrued and unpaid transaction expenses not less than two business days prior to the Closing Date.
Certain Related Agreements and Arrangements
This section describes the material provisions of certain additional agreements and compensation arrangements entered into or to be entered into pursuant to the Merger Agreement, but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the agreements. The form of Sponsor Support Agreement, the Company Stockholder Support Agreement and the Registration Rights Agreement are attached to this proxy statement/prospectus as Annex F, Annex G, and Annex H, respectively, to the Registration Statement of which this proxy statement/prospectus forms a part. You are urged to read such agreements in their entirety prior to voting on the Business Combination Proposal.
Sponsor Support Agreement.   Concurrently with the execution of the Merger Agreement, Vickers, Scilex, the Sponsors and certain directors and officers of Vickers entered into a Sponsor Support Agreement dated March 17, 2022 pursuant to which, among other things, the Sponsors and directors and officers of Vickers agreed to, among other things, (i) vote all of the Vickers Ordinary Shares beneficially owned by them, including any additional shares to which they acquire ownership of or the power to vote, in favor of the Proposals, (ii) not to redeem any of their Vickers ordinary shares in conjunction with shareholder approval of the Business Combination and (iii) waive any and all anti-dilution or similar rights (if any) that may otherwise be available under applicable law or pursuant to any contract with respect to the transactions contemplated by the Merger Agreement and not to take any action in furtherance of exercising any such rights. Additionally, under such support agreement, each Sponsor has agreed, subject to and contingent upon the Closing, in the event that holders of more than seventy-five percent (75%) of the issued and outstanding Vickers Ordinary Shares exercise redemption rights in conjunction with the shareholder vote on the Proposals, then such Sponsor will forfeit a number of its Private Placement Warrants equal to forty percent (40%) of all Private Placement Warrants held by such Sponsor immediately prior to Closing.
Company Stockholder Support Agreement.   Concurrently with the execution of the Merger Agreement, Vickers, Scilex and Sorrento entered into a Company Stockholder Support Agreement dated March 17, 2022, pursuant to which Sorrento agreed to vote all Scilex Common Stock beneficially owned by it, including any additional shares of Scilex it acquires ownership of or the power to vote, in favor of the Business Combination and related transactions.
Amended and Restated Registration Rights Agreement.   The Merger Agreement contemplates that, at or prior to the Closing, Vickers, Sorrento, the Sponsors, and our directors Pei Wei Woo, Suneel Kaji and Steve Myint, will enter into the Registration Rights Agreement, whereby, subject to certain customary exceptions, the parties will agree, among other things, not to transfer any Vickers Ordinary Shares or any security convertible into or exercisable or exchanged for Vickers Common Stock beneficially owned or owned of record by such holder until the date that is the earlier of (i) one hundred eighty (180) days from the date of the Registration Rights Agreement or (ii) the date on which New Scilex completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of New Scilex’s stockholders having the right to exchange their shares of New Scilex Common Stock for cash, securities or other property. The Registration Rights Agreement will govern the registration of certain shares of Vickers Common Stock for resale and be effective as of the Closing, and includes certain customary demand and “piggy-back” registration rights with respect to shares of New Scilex Common Stock held by the parties thereto. A maximum of 133,989,542 shares of New Scilex Common Stock will be subject to the Registration Rights Agreement.
Certain Compensation Arrangements.   Under the Merger Agreement, Vickers acknowledges certain compensation arrangements of New Scilex directors, officers and management team, which arrangements will become effective as of the Closing, subject to necessary approvals. For more information see “Scilex's

Executive Compensation  —  New Scilex Executive Officer Compensation Following the Business Combination” and “Scilex's Director Compensation  —  New Scilex Director Compensation Following the Business Combination.”
Other Ancillary Agreements Related to the Business Combination
Underwriting Agreement Amendment.   On March 17, 2022, Vickers and Maxim entered into the UWA Amendment of the underwriting agreement, dated January 6, 2021, that was entered into between Vickers and Maxim in connection the IPO. The UWA Amendment provides that in connection with the Business Combination, after redemptions of Vickers Ordinary Shares by the public shareholders, in the event that the balance in the Trust Account is $25,000,000 or less, then the certain deferred underwriting fees owed to Maxim by Vickers will be payable as follows:
(i)
50% of such deferred underwriting fees will be payable to Maxim directly from the Trust Account; and

(ii)
the remaining 50% of such deferred underwriting fees will be payable to Maxim in the form of an interest-free promissory note under which such amounts are to be repaid on or before the one year anniversary of the effective date of a Business Combination.

Maxim has also agreed to enter into any such amendment to the Investment Management Trust Agreement as may be required to effectuate the intent of the UWA Amendment.

PROPOSAL 2 — THE DOMESTICATION PROPOSAL
Vickers is asking its shareholders to approve and adopt the Domestication Proposal. Under the Merger Agreement, the approval of the Domestication Proposal is also a condition to the consummation of the Business Combination.
As a condition to closing the Business Combination, the Vickers Board unanimously has approved, and Vickers’s shareholders are being asked to consider and vote upon a proposal to approve a change of Vickers’s jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware. To effect the Domestication, Vickers will file an application to deregister with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and file a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which Vickers will be domesticated and continue as a Delaware corporation.
In connection with the Domestication, prior to the consummation of the Business Combination, (i) each issued and outstanding Vickers Ordinary Share will convert automatically, on a one-for-one basis, into a share of New Scilex Common Stock, (ii) each issued and outstanding warrant to purchase Vickers Ordinary Shares will convert automatically into a warrant to acquire one share of New Scilex Common Stock, and (iii) each issued and outstanding Unit will be converted automatically into a new unit with each unit representing one share of New Scilex Common Stock and one-half of one warrant to purchase New Scilex Common Stock at an exercise price of $11.50 per share on the terms and conditions set forth in Vickers’s form of warrant agreement.
The Domestication Proposal, if approved, will approve a change of Vickers’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Accordingly, while Vickers is currently incorporated as an exempted company under the Cayman Islands Companies Act, upon the Domestication, Vickers will be governed by the DGCL. Vickers encourages shareholders to carefully consult the information set out below under “Comparison of Shareholders’ Rights.” Additionally, if the Domestication Proposal is approved, then Vickers will also ask its shareholders to approve the Charter Approval Proposal (discussed below), which, if approved, will replace the Current Charter with the Proposed Charter and the Proposed Bylaws under the DGCL. The Proposed Charter and the Proposed Bylaws differ in certain material respects from the Current Charter and Vickers encourages shareholders to carefully consult the information set out below under “Proposal 3 — The Charter Approval Proposal” and “Proposal 4 — The Bylaws Approval Proposal” and the Proposed Charter and the Proposed Bylaws, attached hereto as Annex B and Annex C.
Reasons for the Domestication
The Vickers Board believes that it would be in the best interests of Vickers to effect the Domestication immediately prior to the completion of the Business Combination.
Because Vickers will operate within the United States following the Merger, it is the view of the Vickers Board that Vickers should also be structured as a corporation organized in the United States. The Vickers Board believes Delaware provides a recognized body of corporate law that will facilitate corporate governance by Vickers officers and directors. Delaware maintains a favorable legal and regulatory environment in which to operate. For many years, Delaware has followed a policy of encouraging companies to incorporate there and, in furtherance of that policy, has adopted comprehensive, modern and flexible corporate laws that are regularly updated and revised to meet changing business needs. As a result, many corporations have initially chosen Delaware as their domicile or have subsequently reincorporated in Delaware in a manner similar to the procedures Vickers is proposing. Due to Delaware’s longstanding policy of encouraging incorporation in that state and consequently its popularity as the state of incorporation, the Delaware courts have developed a considerable expertise in dealing with corporate issues and a substantial body of case law has developed construing the DGCL and establishing public policies with respect to Delaware corporations. It is anticipated that the DGCL will continue to be interpreted and explained in a number of significant court decisions that may provide greater predictability with respect to Vickers’s corporate legal affairs.

Expected Accounting Treatment of the Domestication
There will be no accounting effect or change in the carrying amount of the assets and liabilities of Vickers as a result of the Domestication. The business, capitalization, assets and liabilities, and financial statements of Vickers immediately following the Domestication will be the same as those of Vickers immediately prior to the Domestication.
Vote Required for Approval
The approval of the Domestication Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of two-thirds (2/3) of the Vickers Ordinary Shares present in person, including by virtual attendance, or represented by proxy and entitled to vote thereon and who vote at the Meeting or any adjournment or postponement thereof. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Meeting, and otherwise will have no effect on the proposal.
The Domestication Proposal is conditioned on the approval (or waiver) of each of the other Condition Precedent Proposals.
Resolution to be Voted Upon
The full text of the resolution to be passed is as follows:
“RESOLVED, AS A SPECIAL RESOLUTION THAT the change of the domicile of Vickers pursuant to a transfer by way of continuation of an exempted company out of the Cayman Islands and a domestication into the State of Delaware as a corporation, and the de-registration of Vickers in the Cayman Islands (the “Domestication”) and the approval of the related interim certificate of incorporation and bylaws under Delaware law of Vickers, in each case, prior to the Effective Time of the Business Combination, be and are hereby approved (such proposal, the “Domestication Proposal”). The Domestication Proposal is conditioned on the approval of the other Condition Precedent Proposals.”
Recommendation of the Vickers Board
THE VICKERS BOARD UNANIMOUSLY RECOMMENDS THAT VICKERS’S SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE DOMESTICATION PROPOSAL.
The existence of financial and personal interests of one or more of Vickers’s directors may result in a conflict of interest on the part of such director(s) between what he, she, or they may believe is in the best interests of Vickers and Vickers’s shareholders and what he, she, or they may believe is best for himself, herself, or themselves in determining to recommend that shareholders vote for the proposals. In addition, Vickers’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Proposal 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination” for a further discussion of these considerations.

PROPOSAL 3 — THE CHARTER APPROVAL PROPOSAL
Overview
Our shareholders are being asked to approve and adopt the Proposed Charter in the form attached to this proxy statement/prospectus as Annex B, which, if approved, would take effect upon the Closing.
If the Business Combination Proposal is approved and the Business Combination is to be consummated, Vickers will adopt the Proposed Charter to:
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increase the total number of authorized shares of all classes of capital stock to 750,000,000 shares, consisting of 740,000,000 authorized shares of common stock and 10,000,000 authorized shares of preferred stock;

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provide that the Vickers Board be divided into three classes with only one class of directors being elected each year and each class serving three year terms;

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require the removal of any director be only for cause and by the affirmative vote of at least 66 2∕3% of the voting power of all then-outstanding shares of stock of New Scilex entitled to vote thereon, voting together as a single class, from and after the Sorrento Trigger Event (and prior to such event, by the affirmative vote of the holders of a majority in voting power of the then-outstanding shares of stock of New Scilex entitled to vote generally in the election of such directors);

•
provide that from and after the Sorrento Trigger Event, the alteration, amendment or repeal of certain provisions of the Proposed Charter will require the affirmative vote of the holders of at least 66 2∕3% of the voting power of the then-outstanding shares of stock entitled to vote thereon, voting together as a single class;

•
provide that from and after the Sorrento Trigger Event, the alteration, amendment or repeal of the Proposed Bylaws will require the affirmative vote of the holders of at least 66 2∕3% of the voting power of the then-outstanding shares of stock entitled to vote thereon, voting together as a single class;

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provide that from and after the Sorrento Trigger Event, stockholders will not be permitted to act by written consent in lieu of holding a meeting of stockholders; and

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provide for certain additional changes, including, among other things, (a) changing the post- combination company’s corporate name from “Vickers Vantage Corp. I” to “Scilex Holding Company” and (b) removing certain provisions related to Vickers’s status as a blank check company that will no longer apply upon consummation of the Business Combination.

Reasons for the Approval of the Charter Approval Proposal
In the judgment of the Vickers Board, the Proposed Charter is necessary to adequately address the needs of the post-Business Combination company. In particular:
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The Proposed Charter is intended to provide a greater number of authorized shares of capital stock, which is desirable for Vickers to have sufficient shares to issue to the holders of Scilex Common Stock in the Business Combination and have enough additional authorized shares for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits and to issue upon exercise of the Warrants and of equity grants currently outstanding or made under the Equity Incentive Plan (assuming it is approved at the Meeting).

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The Vickers Board believes that the classification of the board of directors is in the best interest of the post-Business Combination company because it is designed to assure the continuity and stability of the Vickers Board’s leadership and policies by ensuring that at any given time a majority of the directors will have prior experience with Vickers and, therefore, will be familiar with its business and operations. The Vickers Board also believes that this classification will assist the Vickers Board in protecting the interests of our stockholders in the event of an unsolicited offer to the Vickers Board by encouraging any potential acquirer to negotiate directly with the Vickers Board.

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The Vickers Board believes that the supermajority voting requirements are appropriate to protect all stockholders of Vickers against the potential self-interested actions by one or a few large stockholders after the Business Combination, at such time as the Sorrento Group first ceases to beneficially own more than 50% in voting power of the then-outstanding shares of stock of New Scilex entitled to vote generally in the election of directors. In reaching this conclusion, the Vickers Board is cognizant of the potential for certain stockholders to hold a substantial beneficial ownership of shares of common stock following the Business Combination, particularly after the Sorrento Trigger Event. The Vickers Board further believes that going forward, if, and after, the Sorrento Trigger Event, a supermajority voting requirement encourages the person seeking control of Vickers to negotiate with the Vickers Board to reach terms that are appropriate for all stockholders.
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The Vickers Board believes that it is desirable to prohibit, from and after the Sorrento Trigger Event, stockholder action by written consent as a prudent corporate governance measure to reduce the possibility that a block of stockholders could take corporate actions without the benefit of a stockholder meeting to consider important corporate issues.

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The Vickers Board believes that the Proposed Charter is appropriate to adequately update the Current Charter for the post-Business Combination company, because it will eliminate obsolete language that will no longer be applicable following the consummation of the Business Combination and make such other changes that are more appropriate for a public operating company.

Vote Required for Approval
The approval of the Charter Approval Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of holders of at least two-thirds (2/3) of the issued and outstanding Vickers Ordinary Shares present in person, including by virtual attendance, or represented by proxy and entitled to vote thereon and who vote at the Meeting or any adjournment or postponement thereof. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes at the Meeting, and otherwise will have no effect on the proposal.
The Charter Approval Proposal is conditioned on the approval (or waiver) of each of the other Condition Precedent Proposals.
Resolution to be Voted Upon
The full text of the resolution to be passed is as follows:
“RESOLVED, AS A SPECIAL RESOLUTION THAT, in connection with the Business Combination, the replacement of the Current Charter with the proposed amended and restated certificate of incorporation of Vickers (the “Proposed Charter”), in the form attached to this proxy statement/prospectus as Annex B, to be effective upon the consummation of the Business Combination, be and is hereby approved and adopted (such proposal, the “Charter Approval Proposal”). The Charter Approval Proposal is conditioned on the approval of the other Condition Precedent Proposals.”
Recommendation of the Vickers Board
THE VICKERS BOARD UNANIMOUSLY RECOMMENDS THAT VICKERS’S SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE CHARTER APPROVAL PROPOSAL.
The existence of financial and personal interests of one or more of Vickers’s directors may result in a conflict of interest on the part of such director(s) between what such director or directors may believe is in the best interests of Vickers and its shareholders and what such director or directors may believe is best for such director or directors in determining to recommend that shareholders vote for the Proposals. In addition, Vickers’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section above entitled “Proposal 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination” for a further discussion of these considerations.

PROPOSAL 4 — THE BYLAWS APPROVAL PROPOSAL
Overview
Our shareholders are being asked to approve and adopt the Proposed Bylaws in the form attached to this proxy statement/prospectus as Annex C, which, if approved, would take effect upon the Closing.
Reasons for the Approval of the Bylaws Approval Proposal
In the judgment of the Vickers Board, the Proposed Bylaws are necessary to adequately address the needs of the post-Business Combination company. Under the Merger Agreement, the approval of the Bylaws Approval Proposal is a condition, among other conditions, to the adoption of the Business Combination Proposal and vice versa. Accordingly, if the Business Combination Proposal is not approved, the Bylaws Approval Proposal will have no effect.
Vote Required for Approval
The approval of the Bylaws Approval Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of holders of at least two-thirds (2/3) of the Vickers Ordinary Shares present in person, including by virtual attendance, or represented by proxy and entitled to vote thereon and who vote at the Meeting or any adjournment or postponement thereof. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes at the Meeting, and otherwise will have no effect on the proposal.
The Bylaws Approval Proposal is conditioned upon the approval (or waiver) of each of the other Condition Precedent Proposals.
Resolution to be Voted Upon
The full text of the resolution to be passed is as follows:
“RESOLVED, AS A SPECIAL RESOLUTION THAT, in connection with the Business Combination, the amended and restated bylaws, in the form attached to this proxy statement/prospectus as Annex C, to be effective upon the consummation of the Business Combination, be and are hereby approved and adopted (such proposal, the “Bylaws Approval Proposal”). The Bylaws Approval Proposal is conditioned on the approval of the other Condition Precedent Proposals.”
Recommendation of the Vickers Board
THE VICKERS BOARD UNANIMOUSLY RECOMMENDS THAT VICKERS’S SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BYLAWS APPROVAL PROPOSAL.
The existence of financial and personal interests of one or more of Vickers’s directors may result in a conflict of interest on the part of such director(s) between what such director or directors may believe is in the best interests of Vickers and its shareholders and what such director or directors may believe is best for such director or directors in determining to recommend that shareholders vote for the Proposals. In addition, Vickers’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section above entitled “Proposal 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination” for a further discussion of these considerations.

PROPOSALS 5A-5G — THE ADVISORY GOVERNANCE PROPOSALS
Overview
In connection with the Business Combination, Vickers is asking its shareholders to vote, on a nonbinding advisory basis, upon proposals (collectively, the “Advisory Governance Proposals”) to approve and adopt certain governance provisions contained in the Proposed Charter and the Proposed Bylaws. This separate vote is not otherwise required by Cayman Islands law separate and apart from the Charter Approval Proposal and the Bylaws Approval Proposal, but, pursuant to SEC guidance, Vickers is required to submit these provisions to its shareholders separately for approval, allowing shareholders the opportunity to present their separate views on important governance provisions. However, the shareholder votes regarding these proposals are advisory votes, and are not binding on Vickers or the Vickers Board (separate and apart from the approval of the Charter Approval Proposal and the Bylaws Approval Proposal). In the judgment of the Vickers Board, these provisions are necessary to adequately address the needs of the post-Business Combination company. Furthermore, the Business Combination is not conditioned on the separate approval of the Advisory Governance Proposals (separate and apart from approval of the Charter Approval Proposal and the Bylaws Approval Proposal).
Advisory Governance Proposals
The following table sets forth a summary of the governance provisions applicable to the Advisory Governance Proposals. This summary is qualified by reference to the complete text of the Proposed Charter, a copy of which is attached to this proxy statement as Annex B. All shareholders are encouraged to read the Proposed Charter in its entirety for a more complete description of its terms.
Advisory Governing Documents Proposal	Vickers’s Current Charter	Proposed Charter
Advisory Proposal A — Changes in Authorized Share Capital	The Current Charter provides that the share capital of Vickers is US$20,100 divided into 200,000,000 ordinary shares of a par value of US$0.0001 each and 1,000,000 preference shares of a par value of US$0.0001 each.	The Proposed Charter will authorize the issuance of up to 750,000,000 shares, par value $0.0001 per share, consisting of (i) 740,000,000 shares of common stock and (ii) 10,000,000 shares of preferred stock.
Advisory Proposal B — Number of Directors	Pursuant to the Current Charter, there shall be a board of directors consisting of not less than one person; provided, however, that Vickers may, by ordinary resolution, increase or reduce the limits in the number of directors.	The Proposed Charter provides that subject to the rights of any holders of preferred stock to elect directors, the number of directors that shall constitute the New Scilex Board shall be as determined from time to time exclusively by the New Scilex Board, except that until such time as the Sorrento Trigger Event occurs, the stockholders of New Scilex shall be permitted to fix the number of directors.
Advisory Proposal C — Required Vote for the Removal of Directors
The Current Charter provides that shareholders may, by ordinary resolution, remove any director.
A director may be removed if all of the other directors (being not less than two in number) determine that he should be removed as a director, either by a
The Proposed Charter provides that directors may be removed at any time, with or without cause by the affirmative vote of the holders of a majority in voting power of the then-outstanding shares of stock of New Scilex entitled to vote generally in the election of such directors;

Advisory Governing Documents Proposal	Vickers’s Current Charter	Proposed Charter
	resolution passed by all of the other directors at a meeting of the directors duly convened and held in accordance with the Current Charter or by a resolution in writing signed by all of the other directors.	provided, however, that, from and after the Sorrento Trigger Event any such director or all such directors may be removed only for cause and only by the affirmative vote of the holders of at least 66 2∕3% of the voting power of all then-outstanding shares of stock of New Scilex entitled to vote thereon, voting together as a single class.
Advisory Proposal D — Required Vote to Amend Certain Provisions of the Proposed Charter	The Current Charter provides that as regards to matters to be dealt with by ordinary resolution, Vickers may, by special resolution, alter or add to the Current Charter with respect to any objects, powers or other matters specified therein.	The Proposed Charter provides that from and after the occurrence of the Sorrento Trigger Event, the affirmative vote of the holders of at least 66 2∕3% of the voting power of the then-outstanding shares of stock entitled to vote thereon, voting together as a single class, shall be required to alter, amend or repeal Articles V (Board of Directors), VI (Consent of Stockholders in Lieu of Meeting; Special Meetings of Stockholders), VII (Limitation of Liability), VIII (Corporate Opportunities and Competition), IX (Exclusive Forum), X (Section 203 of the DGCL) and XI (Amendment of Certificate of Incorporation and Bylaws).
Advisory Proposal E — Required Vote to Amend the Proposed Bylaws	The Current Charter provides that as regards to matters to be dealt with by ordinary resolution, Vickers may, by special resolution, alter or add to the Current Charter.	The Proposed Charter provides that from and after the occurrence of the Sorrento Trigger Event, the affirmative vote of the holders of at least 66 2∕3% of the voting power of the outstanding shares of stock entitled to vote thereon, voting together as a single class, shall be required in order for the stockholders of New Scilex to alter, amend or repeal, in whole or in part, any provision of the Proposed Bylaws or to adopt any provision inconsistent therewith.
Advisory Proposal F — Stockholder Action by Written Consent	The Current Charter permits the shareholders to approve resolutions by way of unanimous written resolution.	The Proposed Charter provides that any action required or permitted to be taken by the stockholders of New Scilex must be effected by a duly called

Advisory Governing Documents Proposal	Vickers’s Current Charter	Proposed Charter
annual or special meeting of such stockholders; provided, however, that prior to the Sorrento Trigger Event, any action required or permitted to be taken at any annual or special meeting of stockholders of New Scilex may be taken without a meeting, without prior notice and without a vote, if a consent or consents, setting forth the action so taken, is signed by or on behalf of the holders of record of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, is delivered to New Scilex in accordance with the DGCL.
Advisory Proposal G — Changes in Connection with Adoption of the Proposed Charter	The Current Charter contains various provisions applicable only to blank check companies.	The Proposed Charter would (i) change the post-Business Combination company’s corporate name from “Vickers Vantage Corp. I” to “Scilex Holding Company” and make the post-Business Combination company’s corporate existence perpetual and (ii) remove certain provisions related to Vickers’s status as a blank check company that will no longer apply upon consummation of the business combination.
Reasons for Approval of the Advisory Governance Proposals
Advisory Proposal A — Changes in Authorized Share Capital
The principal purpose of this proposal is to provide for an authorized capital structure of New Scilex that will enable it to continue as an operating company governed by the DGCL and provide adequate authorized share capital to, among other things, (i) accommodate the issuance of shares of New Scilex Common Stock as stock consideration in the Business Combination, (ii) accommodate the issuance of shares of New Scilex Common Stock under the Equity Incentive Plan and the ESPP (which authorize the issuance of shares of New Scilex Common Stock) as we determine from time to time is necessary to attract and retain talented employees, and (iii) provide flexibility for future issuances of shares of New Scilex Common Stock if determined by the New Scilex Board to be in the best interests of New Scilex after the consummation of the Business Combination without incurring the risk, delay and potential expense incident to obtaining stockholder approval to increase the authorized share capital.
The Vickers Board believes that it is important for New Scilex to have available for issuance a number of authorized shares of common stock and preferred stock sufficient to support our growth and to provide flexibility for future corporate needs (including, if needed, for employee compensation, financings and/or acquisitions).

Advisory Proposal B — Number of Directors
Subject to the rights of any holders of preferred stock to elect directors, the number of directors that shall constitute the New Scilex Board shall be as determined from time to time exclusively by the New Scilex Board; provided that, at any time the Sorrento Group beneficially owns, in the aggregate, at least 50% in voting power of the then-outstanding shares of stock of New Scilex entitled to vote generally in the election of directors, the stockholders may also fix the number of directors by resolution adopted by the stockholders.
Advisory Proposals C, D and E — Required Vote for the Removal of Directors; Required Vote to Amend Certain Provisions of the Proposed Charter; Required Vote to Amend the Proposed Bylaws
The Vickers Board believes that supermajority voting requirements described in Advisory Governance Proposals C, D and G are appropriate to protect all stockholders of Vickers against the potential self-interested actions by one or a few large stockholders after the business combination. In reaching this conclusion, the Vickers Board is cognizant of the potential for certain stockholders to hold a substantial beneficial ownership of shares of common stock following the business combination.
Advisory Proposal F — Stockholder Action by Written Consent
The Vickers Board believes that it is desirable to prohibit, from and after the Sorrento Trigger Event, stockholder action by written consent as a prudent corporate governance measure to reduce the possibility that a block of stockholders could take corporate actions without the benefit of a stockholder meeting to consider important corporate issues.
Advisory Proposal G — Changes in Connection with Adoption of the Proposed Charter
The Vickers Board believes that changing the post-Business Combination corporate name from “Vickers Vantage Corp. I” to “Scilex Holding Company” and making the post-Business Combination company’s corporate existence perpetual is desirable to reflect the Business Combination with Scilex and to clearly identify the post-Business Combination company as the publicly traded entity. Additionally, perpetual existence is the usual period of existence for corporations, and the Vickers Board believes that it is the most appropriate period for the company following the business combination.
Furthermore, the Vickers Board has determined it is in the best interest of Vickers to eliminate provisions specific to its status as a blank check company. This deletion is desirable because these provisions will serve no purpose following consummation of the business combination. For example, these proposed amendments remove the requirement to dissolve Vickers and allow Vickers to continue as a corporate entity with perpetual existence following consummation of the business combination. Perpetual existence is the usual period of existence for corporations, and the Vickers Board believes it is the most appropriate period for the company following the business combination.
Vote Required for Approval
The approval of the Advisory Governance Proposals requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the majority of the Vickers Ordinary Shares present in person, including by virtual attendance, or represented by proxy and entitled to vote thereon and who vote at the Meeting or any adjournment or postponement thereof.
As discussed above, a vote to approve each of the Advisory Governance Proposals is an advisory vote, and therefore, is not binding on Vickers, Scilex or their respective boards of directors. Accordingly, regardless of the outcome of the non-binding advisory vote on the Advisory Governance Proposals, Vickers and Scilex intend that the Proposed Charter and the Proposed Bylaws, in the form attached to this proxy statement/prospectus as Annex B and Annex C, respectively, and containing the provisions noted above, will take effect at the Closing of the Business Combination, assuming approval of the Charter Approval Proposal and Bylaws Approval Proposal, respectively. Furthermore, neither the Business Combination nor any of the Condition Precedent Proposals are conditioned upon the approval of the Advisory Governance Proposals.

Resolution to be Voted Upon
The full text of the resolution to be passed is as follows:
“RESOLVED, AS AN ORDINARY RESOLUTION THAT on a non-binding advisory basis, certain governance provisions contained in the Proposed Charter, being presented in accordance with the requirements of the U.S. Securities and Exchange Commission as seven separate sub-proposals be and are hereby approved and adopted (collectively, as the “Advisory Governance Proposals”), none of which are conditioned on any Condition Precedent Proposals:
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Advisory Proposal A — to increase the total number of authorized shares of all classes of capital stock to 750,000,000 shares, consisting of 740,000,000 authorized shares of common stock and 10,000,000 authorized shares of preferred stock;

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Advisory Proposal B — to provide that subject to the rights of any holders of preferred stock to elect directors, the number of directors that shall constitute the New Scilex Board shall be as determined from time to time exclusively by the New Scilex Board, except that until such time as the Sorrento Trigger Event occurs, the stockholders of New Scilex shall be permitted to fix the number of directors;

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Advisory Proposal C — to require the removal of any director be only for cause and by the affirmative vote of at least 66 2∕3% of the voting power of all then-outstanding shares of stock of New Scilex entitled to vote thereon, voting together as a single class, from and after the Sorrento Trigger Event (and prior to such event, by the affirmative vote of the holders of a majority in voting power of the then-outstanding shares of stock of New Scilex entitled to vote generally in the election of such directors);

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Advisory Proposal D — to provide that from and after the Sorrento Trigger Event, the alteration, amendment or repeal of certain provisions of the Proposed Charter will require the affirmative vote of the holders of at least 66 2∕3% of the voting power of the then-outstanding shares of stock entitled to vote thereon, voting together as a single class;

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Advisory Proposal E — to provide that from and after the Sorrento Trigger Event, the alteration, amendment or repeal of the Proposed Bylaws will require the affirmative vote of the holders of at least 66 2∕3% of the voting power of the then-outstanding shares of stock entitled to vote thereon, voting together as a single class;

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Advisory Proposal F — to provide that from and after the Sorrento Trigger Event, stockholders will not be permitted to act by written consent in lieu of holding a meeting of stockholders; and

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Advisory Proposal G — to change the post-Business Combination corporate name from “Vickers Vantage Corp. I” to “Scilex Holding Company,” to make the post-Business Combination company’s corporate existence perpetual and to eliminate provisions specific to its status as a blank check company.”

Recommendation of the Vickers Board
THE VICKERS BOARD UNANIMOUSLY RECOMMENDS THAT VICKERS’S SHAREHOLDERS VOTE “FOR” THE APPROVAL OF EACH OF THE ADVISORY GOVERNANCE PROPOSALS.
The existence of financial and personal interests of one or more of Vickers’s directors may result in a conflict of interest on the part of such director(s) between what such director or directors may believe is in the best interests of Vickers and its shareholders and what such director or directors may believe is best for such director or directors in determining to recommend that shareholders vote for the Proposals. In addition, Vickers’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section above entitled “Proposal 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination” for a further discussion of these considerations.

PROPOSAL 6 — THE DIRECTOR ELECTION PROPOSAL
Overview
Pursuant to the Merger Agreement, Vickers has agreed to take all necessary action, including causing the Vickers Board to resign, so that effective at the Closing, the New Scilex Board will consist of seven individuals, a majority of whom will be independent directors in accordance with the requirements of Nasdaq.
Director Nominees
At the Meeting, it is proposed that seven directors will be elected to be the directors of New Scilex to take office upon consummation of the Business Combination. Immediately prior to and upon the consummation of the Business Combination, the New Scilex Board will be reclassified into three classes: Class I, Class II and Class III. The number of directors in each class is as equal as possible. The Class I Directors stand appointed for a term expiring at Vickers’s first annual general meeting, the Class II Directors stand appointed for a term expiring at our second annual general meeting and the Class III Directors stand appointed for a term expiring at our third annual general meeting. Commencing at the first annual general meeting, and at each annual general meeting thereafter, directors appointed to succeed those directors whose terms expire are appointed for a term of office to expire at the third succeeding annual general meeting after their appointment. Except as applicable law may otherwise require, in the interim between annual general meetings or extraordinary general meetings called for the appointment of directors and/or the removal of one or more directors and the filling of any vacancy, additional directors and any vacancies in the board of directors, including unfilled vacancies resulting from the removal of directors for cause, may be filled by the vote of a majority of the remaining directors then in office, even though a quorum may not be present at any meeting of the directors, or by the sole remaining director. All directors hold office until the expiration of their respective terms of office and until their successors have been appointed. A director appointed to fill a vacancy resulting from the death, resignation or removal of a director serves for the remainder of the full term of the director whose death, resignation or removal has created the vacancy and until his successor has been appointed.
It is proposed that the New Scilex Board will consist of the following directors:

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Class I directors:   Dorman Followwill, David Lemus, and Tommy Thompson and their term will expire at the annual meeting of stockholders to be held in 2023;

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Class II directors:   Tien-Li Lee, M.D. and Laura J. Hamill and their term will expire at the annual meeting of stockholders to be held in 2024; and

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Class III directors:   Henry Ji, Ph.D. and Jaisim Shah and their term will expire at the annual meeting of stockholders to be held in 2025.

Information regarding each nominee is set forth in the section titled “Directors and Executive Officers of New Scilex after the Business Combination.”
Vote Required for Approval
The election of each director requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the majority of the Vickers Ordinary Shares present in person, including by virtual attendance, or represented by proxy and entitled to vote thereon and who vote at the Meeting or any adjournment or postponement thereof.
Unless authority is withheld or the shares are subject to a broker non-vote, the proxies solicited by the Vickers Board will be voted “FOR” the election of these nominees. In case any of the nominees becomes unavailable for election to the New Scilex Board, an event that is not anticipated, the persons named as proxies, or their substitutes, will have full discretion and authority to vote or refrain from voting for any other candidate in accordance with their judgment. Any shares not voted “FOR” a particular nominee (whether as a result of a direction to withhold authority or a broker non-vote) will not be counted in the nominee’s favor.

The Director Election Proposal is not conditioned on the approval of each of the other Condition Precedent Proposals and the Director Election Proposal will only become effective if the Business Combination is completed.
Following consummation of the Business Combination, the election of New Scilex Board will be governed by the Proposed Charter and Proposed Bylaws and the laws of the State of Delaware.
Resolution to be Voted Upon
The full text of the resolution to be passed is as follows:
“RESOLVED, AS AN ORDINARY RESOLUTION THAT, effective as of the consummation of the Business Combination, Jaisim Shah, Henry Ji, Ph.D., Dorman Followwill, Laura J. Hamill, Tien-Li Lee, M.D., David Lemus, and Tommy Thompson, be and are hereby elected as directors and serve on the New Scilex Board until the expiration of their respective terms and until their respective successors are duly elected and qualified (such proposal, the “Director Election Proposal”). The Director Election Proposal is conditioned on the approval of the other Condition Precedent Proposals.”
Recommendation of the Vickers Board
THE VICKERS BOARD UNANIMOUSLY RECOMMENDS THAT VICKERS’S SHAREHOLDERS VOTE “FOR” THE APPROVAL OF EACH OF THE NOMINEES SET FORTH IN THE DIRECTOR ELECTION PROPOSAL.
The existence of financial and personal interests of one or more of Vickers’s directors may result in a conflict of interest on the part of such director(s) between what such director or directors may believe is in the best interests of Vickers and its shareholders and what such director or directors may believe is best for such director or directors in determining to recommend that shareholders vote for the Proposals. In addition, Vickers’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section above entitled “Proposal 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination” for a further discussion of these considerations.

PROPOSAL 7 — THE STOCK PLAN PROPOSAL
We are asking our shareholders to approve and adopt the Scilex Holding Company 2022 Equity Incentive Plan (the “Equity Incentive Plan”) and the material terms thereunder.
The Equity Incentive Plan is described in more detail below. A copy of the Equity Incentive Plan is included in this proxy statement/prospectus as Annex D.
Overview
The following is a summary description of the Equity Incentive Plan as proposed to be approved by Vickers in connection with the Business Combination. The summary is not a complete statement of the Equity Incentive Plan and is qualified in its entirety by reference to the complete text of the Equity Incentive Plan, a copy of which is attached hereto as Annex D. Vickers’s shareholders should refer to the Equity Incentive Plan for more complete and detailed information about the terms and conditions of the Equity Incentive Plan. In the event of a conflict between the information in this description and the terms of the Equity Incentive Plan, the Equity Incentive Plan shall control. Unless the context otherwise requires, references in this summary description to “we”, “us” and “our” generally refer to Vickers in the present tense or New Scilex from and after the Business Combination.
Background of the Equity Incentive Plan
On        , 2022, the Vickers Board approved, subject to the approval by our shareholders, the Equity Incentive Plan. The Equity Incentive Plan will become effective on the later of (i) the date on which the Equity Incentive Plan is approved by our shareholders and (ii) the day immediately preceding the date on which the Closing occurs and, if shareholder approval is obtained, New Scilex will be authorized to grant awards to eligible service providers as described below. If the Equity Incentive Plan is not approved by our shareholders, the Equity Incentive Plan will not become effective and New Scilex will not be able to grant equity awards under the Equity Incentive Plan. We believe our ability to recruit and retain top talent will be adversely affected if the Equity Incentive Plan is not approved.
Summary of the Equity Incentive Plan
Purpose of the Equity Incentive Plan
The purpose of the Equity Incentive Plan is to secure and retain the services of employees, directors and consultants, to provide incentives for such persons to exert maximum efforts for our success and to provide a means by which such persons may be given an opportunity to benefit from increases in value of the New Scilex Common Stock through the granting of awards under the Equity Incentive Plan. We believe that the awards to be issued under the Equity Incentive Plan will motivate award recipients to offer their maximum effort to New Scilex and help focus them on the creation of long-term value consistent with the interests of our shareholders. We believe that grants of incentive awards are necessary to enable New Scilex to attract and retain top talent.
Awards
The Equity Incentive Plan provides for the grant of incentive stock options (“ISOs”) within the meaning of Section 422 of the Code, to our employees and our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options (“NSOs”), stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards and other forms of awards to our employees, directors and consultants and any of our affiliates’ employees and consultants. As of        , 2022, there were approximately         employees of Scilex, including         executive officers,         non-employee directors and         consultants eligible to be granted awards under the Equity Incentive Plan.
Authorized Shares
Initially, the maximum number of shares of our common stock that may be issued under the Equity Incentive Plan after it becomes effective will not exceed (i)         shares of our common stock, plus (ii) an

additional number of shares of common stock equal to the number of shares subject to outstanding awards granted under the 2019 Scilex Holding Company Stock Option Plan, as amended (the “2019 Stock Option Plan”), that, following the effective date of the Equity Incentive Plan, (a) are not issued because the award or any portion of the award expires or otherwise terminates without all of the shares covered by the award having been issued, (b) are not issued because the award or any portion thereof is settled in cash, (c) are forfeited back to or repurchased by us because of the failure to meet a contingency or condition required for the vesting of such shares, (d) are withheld or reacquired to satisfy the exercise, strike or purchase price or (e) are withheld or reacquired to satisfy a tax withholding obligation. In addition, the number of shares of our common stock that will be reserved for issuance under the Equity Incentive Plan will automatically increase on January 1 of each year for a period of ten years, beginning on January 1, 2023 and ending on (and including) January 1, 2032, in an amount equal to the lesser of (1) 4% of the total number of shares of our common stock outstanding on December 31 of the immediately preceding year, (2)         shares of common stock, and (3) such number of shares of our common stock determined by our board of directors or the compensation committee of our board of directors prior to January 1 of a given year. Notwithstanding anything to the contrary in the foregoing sentence, the aggregate maximum number of shares of our common stock that may be issued on the exercise of ISOs under the Equity Incentive Plan is         shares, which amount will be increased commencing on January 1, 2023 and ending on (and including) January 1, 2032, in an amount equal to the lesser of (i) 4% of the total number of shares of common stock outstanding on December 31 of the preceding year, (ii)         shares of common stock, and (iii) such number of shares of our common stock determined by our board of directors or the compensation committee of our board of directors prior to January 1 of a given year. All of the foregoing share numbers are subject to adjustment as necessary to implement any changes in our capital structure (as described below).
Shares subject to awards that will be granted under the Equity Incentive Plan that expire or terminate without being exercised in full will not reduce the number of shares available for issuance under the Equity Incentive Plan. The settlement of any portion of an award in cash will not reduce the number of shares available for issuance under the Equity Incentive Plan. Shares withheld under an award to satisfy the exercise, strike or purchase price of an award or to satisfy a tax withholding obligation will not reduce the number of shares that will be available for issuance under the Equity Incentive Plan. With respect to a stock appreciation right, only shares of common stock that are issued upon settlement of the stock appreciation right will count towards reducing the number of shares available for issuance under the Equity Incentive Plan. If any shares of our common stock issued pursuant to an award are forfeited back to or repurchased or reacquired by us (i) because of a failure to meet a contingency or condition required for the vesting of such shares; (ii) to satisfy the exercise, strike or purchase price of an award; or (iii) to satisfy a tax withholding obligation in connection with an award, the shares that are forfeited or repurchased or reacquired will revert to and again become available for issuance under the Equity Incentive Plan. The closing price of a share of our common stock on        , 2022 was $        per share.
Plan Administration
Our board of directors, or a duly authorized committee of our board of directors, will administer the Equity Incentive Plan. Our board of directors, or a duly authorized committee of our board of directors, may, in accordance with the terms of the Equity Incentive Plan, delegate to one or more of our officers the authority to (i) designate employees (other than officers) to be recipients of specified awards, and to the extent permitted by applicable law, the terms of such awards; and (ii) determine the number of shares of common stock to be subject to such awards granted to such employees. Under the Equity Incentive Plan, our board of directors, or a duly authorized committee of our board of directors, will have the authority to determine: award recipients; how and when each award will be granted; the types of awards to be granted; the provisions of each award, including the period of exercisability and the vesting schedule applicable to an award; the number of shares of common stock or cash equivalent subject to each award; the fair market value applicable to an award; and the terms of any performance award that is not valued in whole or in part by reference to, or otherwise based on, common stock, including the amount of cash payment or other property that may be earned and the timing of payment.
Under the Equity Incentive Plan, (i) our board of directors will not, without stockholder approval, (a) reduce the exercise or strike price of an option or stock appreciation right (other than in connection with a capitalization adjustment), and (b) at any time when the exercise or strike price of an option or stock appreciation right is above the fair market value of a share of our common stock, cancel and re-grant or exchange such option or stock appreciation right for a new award with a lower (or no) purchase price or for cash, and (ii) a participant’s rights under any award will not be materially adversely impaired by any amendment without the participant’s written consent.
We will also designate a plan administrator to administer the day-to-day operations of the Equity Incentive Plan.
Stock Options
Options will be granted under stock option agreements adopted by our board of directors. Each option will be designated in writing as an ISO or an NSO. Our board of directors will determine the exercise price for stock options, within the terms and conditions of the Equity Incentive Plan, except the exercise price of a stock option generally will not be less than 100% (or 110% in the case of ISOs granted to a person who owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our parent or subsidiary corporations, or a ten percent stockholder) of the fair market value of our common stock on the date of grant. Options granted under the Equity Incentive Plan will vest at the rate specified in the stock option agreement as will be determined by our board of directors. The terms and conditions of separate options need not be identical.
No option will be exercisable after the expiration of ten years (or five years in the case of ISOs granted to a ten percent stockholder) or a shorter period specified in the applicable award agreement. Unless the terms of an optionholder’s stock option agreement, or other written agreement between us and the recipient, provide otherwise, if an optionholder’s service relationship with us or any of our affiliates ceases for any reason other than disability, death or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. If an optionholder’s service relationship with us or any of our affiliates ceases due to death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 18 months following the date of death. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability, the optionholder may generally exercise any vested options for a period of 12 months following the cessation of service. In the event of a termination for cause, options generally terminate upon the termination date. An optionholder may not exercise an option at any time that the issuance of shares upon such exercise would violate applicable law. Unless provided otherwise in the optionholder’s stock option agreement or other written agreement between an optionholder and us, if an optionholder’s service relationship with us or any of our affiliates ceases for any reason other than for cause and, at any time during the last thirty days of the applicable post-termination exercise period: (i) the exercise of the optionholder’s option would be prohibited solely because the issuance of shares of common stock upon such exercise would violate applicable law, or (ii) the immediate sale of any shares of common stock issued upon such exercise would violate our trading policy, then the applicable post-termination exercise period will be extended to the last day of the calendar month that begins after the date the award would otherwise expire, with an additional extension of the exercise period to the last day of the next calendar month to apply if any of the foregoing restrictions apply at any time during such extended exercise period. There is no limitation as to the maximum permitted number of extensions. However, in no event may an option be exercised beyond the expiration of its term.
Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by our board of directors and may include (i) cash or check, bank draft or money order payable to us; (ii) a broker-assisted cashless exercise; (iii) subject to certain conditions, the tender of shares of our common stock previously owned by the optionholder; (iv) a net exercise of the option if it is an NSO; or (v) other legal consideration acceptable to our board of directors.
Unless our board of directors provides otherwise, options or stock appreciation rights generally will not be transferable except by will or the laws of descent and distribution. Subject to approval of our board of directors or a duly authorized officer, an option may be transferred pursuant to a domestic relations order.

Limitations on ISOs
The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans or plans of our affiliates may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our parent or subsidiary corporations unless (i) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant; and (ii) the term of the ISO does not exceed five years from the date of grant.
Restricted Stock Unit Awards
Subject to the terms of the Equity Incentive Plan, each restricted stock unit award will have such terms and conditions as determined by our board of directors. A restricted stock unit award represents a participant’s right to be issued on a future date the number of shares of our common stock that is equal to the number of restricted stock units subject to the award. A participant will not have voting or any other rights as a stockholder of ours with respect to any restricted stock unit award (unless and until shares are actually issued in settlement of a vested restricted stock unit award). A restricted stock unit award will be granted in consideration for a participant’s services to us or an affiliate, such that the participant will not be required to make any payment to us (other than such services) with respect to the grant or vesting of the restricted stock unit award, or the issuance of any shares of common stock pursuant to the restricted stock unit award. Our board of directors may determine that restricted stock unit awards may be granted in consideration for any form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. A restricted stock unit award may be settled by cash, delivery of stock (or any combination of our common stock and cash), or in any other form of consideration determined by our board of directors and set forth in the restricted stock unit award agreement. At the time of grant, our board of directors may impose such restrictions or conditions on the award of restricted stock units that delay delivery to a date following the vesting of the award. Additionally, dividend equivalents may be paid or credited in respect of shares of common stock covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, or other written agreement between us and the recipient, restricted stock unit awards that have not vested will be forfeited once the participant’s continuous service ends for any reason.
Restricted Stock Awards
Restricted stock awards will be granted under restricted stock award agreements adopted by our board of directors. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past services to us or any of our affiliates, or any other form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. Our board of directors will determine the terms and conditions of restricted stock awards, including vesting and forfeiture terms. Dividends may be paid or credited with respect to shares subject to a restricted stock award, as determined by our board of directors and specified in the applicable restricted stock award agreement. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.
Stock Appreciation Rights
Stock appreciation rights will be granted under stock appreciation right agreements adopted by our board of directors and denominated in shares of common stock equivalents. The terms of separation stock appreciation rights need not be identical. Our board of directors will determine the purchase price or strike price for a stock appreciation right, which generally will not be less than 100% of the fair market value of our common stock on the date of grant. A stock appreciation right granted under the Equity Incentive Plan will vest at the rate specified in the stock appreciation right agreement as will be determined by our board of directors. Stock appreciation rights may be settled in cash or shares of our common stock (or any combination of our common stock and cash) or in any other form of payment, as determined by our board of directors and specified in the stock appreciation right agreement.
Our board of directors will determine the term of stock appreciation rights granted under the Equity Incentive Plan, up to a maximum of ten years. If a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability, or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. If a participant’s service relationship with us or any of our affiliates ceases due to death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation rights for a period of 18 months following the date of death. If a participant’s service relationship with us or any of our affiliates ceases due to disability, the participant may generally exercise any vested stock appreciation rights for a period of 12 months following the cessation of service. In the event of a termination for cause, stock appreciation rights generally terminate upon the termination date. A holder of a stock appreciation right may not exercise a stock appreciation right at any time that the issuance of shares upon such exercise would violate applicable law. Unless provided otherwise in the stock appreciation right agreement or other written agreement between the participant and us, if a participant’s service relationship with us or any of our affiliates ceases for any reason other than for cause and, at any time during the last thirty days of the applicable post-termination exercise period: (i) the exercise of the participant’s stock appreciation right would be prohibited solely because the issuance of shares upon such exercise would violate applicable law, or (ii) the immediate sale of any shares issued upon such exercise would violate our trading policy, then the applicable post-termination exercise period will be extended to the last day of the calendar month that begins after the date the award would otherwise expire, with an additional extension of the exercise period to the last day of the next calendar month to apply if any of the foregoing restrictions apply at any time during such extended exercise period. There is no limitation as to the maximum permitted number of extensions. However, in no event may a stock appreciation right be exercised beyond the expiration of its term.
Performance Awards
The Equity Incentive Plan will permit the grant of performance awards that may be settled in stock, cash or other property. Performance awards may be structured so that the stock or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. Performance awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, our common stock. The performance goals may be based on any measure of performance selected by our board of directors. The performance goals may be based on company-wide performance or performance of one or more business units, divisions, affiliates, or business segments, and may be either absolute or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by our board of directors at the time the performance award is granted, our board of directors will appropriately make adjustments in the method of calculating the attainment of performance goals for a performance period as follows: (i) to exclude restructuring and/or other nonrecurring charges; (ii) to exclude exchange rate effects; (iii) to exclude the effects of changes to generally accepted accounting principles; (iv) to exclude the effects of any statutory adjustments to corporate tax rates; (v) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (vi) to exclude the dilutive effects of acquisitions or joint ventures; (vii) to assume that any business divested by us achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (viii) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (ix) to exclude the effects of stock based compensation and the award of bonuses under our bonus plans; (x) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; and (xi) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles.
Our board of directors retains the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of performance goals and to define the manner of calculating the performance criteria it selects to use for the performance period. Partial achievement of the specified criteria may result in the payment or vesting corresponding to the degree of achievement as specified in the performance award agreement or the written terms of a performance cash award. Our board of directors will determine the length of any performance period, the performance goals to be achieved during a performance period and the other terms and conditions of such awards.
Other Stock Awards
Our board of directors will be permitted to grant other awards, based in whole or in part by reference to, or otherwise based on, our common stock, either alone or in addition to other awards. Our board of directors will have the sole and complete discretion to determine the persons to whom and the time or times at which other stock awards will be granted, the number of shares under the other stock award (or cash equivalent) and all other terms and conditions of such awards.
Non-Employee Director Compensation Limit
The aggregate value of all compensation granted or paid following the effective date of the Equity Incentive Plan to any individual for service as a non-employee director with respect to any fiscal year, including awards granted under the Equity Incentive Plan (valued based on the grant date fair value for financial reporting purposes) and cash fees paid by us to such non-employee director, will not exceed $750,000 in total value, except such amount will increase to $1,000,000 for the year in which a non-employee director is first appointed or elected to our board of directors.
Changes to Capital Structure
In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, our board of directors will appropriately and proportionately adjust (i) the class(es) and maximum number of shares subject to the Equity Incentive Plan and the maximum number of shares by which the share reserve may annually increase pursuant to the Equity Incentive Plan; (ii) the class(es) and maximum number of shares that may be issued on the exercise of ISOs; and (iii) the class(es) and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding awards granted under the Equity Incentive Plan.
Corporate Transactions
In the event of a corporate transaction (as defined below), unless otherwise provided in a participant’s award agreement or other written agreement with us or one of our affiliates or unless otherwise expressly provided by our board of directors at the time of grant, any awards outstanding under the Equity Incentive Plan may be assumed, continued or substituted for, in whole or in part, by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by us with respect to our common stock issued pursuant to awards may be assigned to the successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such awards, then (i) with respect to any such awards that are held by participants whose continuous service has not terminated prior to the effective time of the corporate transaction, or current participants, the vesting (and exercisability, if applicable) of such awards will be accelerated in full (or, in the case of performance awards with multiple vesting levels depending on the level of performance, unless provided otherwise in the applicable award agreement, vesting will accelerate at 100% of the target level) to a date prior to the effective time of the corporate transaction (contingent upon the effectiveness of the corporate transaction) as our board of directors determines (or, if our board of directors does not determine such a date, to the date that is five days prior to the effective time of the corporate transaction), and such awards will terminate if not exercised (if applicable) at or prior to the effective time of the corporate transaction, and any reacquisition or repurchase rights held by us with respect to such awards will lapse (contingent upon the effectiveness of the corporate transaction); and (ii) any such awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the occurrence of the corporate transaction, except that any reacquisition or repurchase rights held by us with respect to such awards will not terminate and may continue to be exercised notwithstanding the corporate transaction.

In the event an award will terminate if not exercised prior to the effective time of a corporate transaction, our board of directors may provide, in its sole discretion, that the holder of such award may not exercise such award but instead will receive a payment, in such form as may be determined by our board of directors, equal in value to the excess (if any) of (i) the value of the property the participant would have received upon the exercise of the award, over (ii) any per share exercise price payable by such holder, if applicable. As a condition to the receipt of an award, a participant will be deemed to have agreed that the award will be subject to the terms of any agreement under the Equity Incentive Plan governing a corporate transaction involving us.
Under the Equity Incentive Plan, a “corporate transaction” generally will be the consummation, in a single transaction or in a series of related transactions, of (i) a sale or other disposition of all or substantially all, as determined by our board of directors, of the consolidated assets of us and our subsidiaries; (ii) a sale or other disposition of at least 50% of our outstanding securities; (iii) a merger, consolidation or similar transaction following which we are not the surviving corporation; or (iv) a merger, consolidation or similar transaction following which we are the surviving corporation but the shares of our common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction.
Transferability
Except as expressly provided in the Equity Incentive Plan or the form of award agreement, awards granted under the Equity Incentive Plan may not be transferred or assigned by a participant. After the vested shares subject to an award have been issued, or in the case of a restricted stock award and similar awards, after the issued shares have vested, the holder of such shares is free to assign, hypothecate, donate, encumber or otherwise dispose of any interest in such shares provided that any such actions are in compliance with the provisions herein, the terms of our trading policy and applicable law.
Clawback/Recovery
All awards granted under the Equity Incentive Plan will be subject to recoupment in accordance with any clawback policy that we are required to adopt pursuant to the listing standards of any national securities exchange or association on which our securities are listed or as is otherwise required by the Dodd-Frank Act or other applicable law and any clawback policy that we otherwise adopt, to the extent applicable and permissible under applicable law. In addition, our board of directors may impose such other clawback, recovery or recoupment provisions in an award agreement as our board of directors determines necessary or appropriate, including but not limited to a reacquisition right in respect of previously acquired shares of common stock or other cash or property upon the occurrence of cause.
Amendment or Termination
Our board of directors may accelerate the time at which an award granted under the Equity Incentive Plan may first be exercised or the time during which an award grant under the Equity Incentive Plan or any part thereof will vest, notwithstanding the provisions in the award agreement stating the time at which it may first be exercised or the time during which it will vest. Our board of directors will have the authority to amend, suspend, or terminate the Equity Incentive Plan at any time, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments will also require the approval of our stockholders. No ISOs may be granted after the tenth anniversary of the date our board of directors adopts the Equity Incentive Plan. No awards may be granted under the Equity Incentive Plan while it is suspended or after it is terminated.
Certain U.S. Federal Income Tax Aspects of Awards Under the Equity Incentive Plan
The following is a general summary under current law of the material federal income tax consequences to participants in the Equity Incentive Plan under U.S. law. This summary deals with the general tax principles that apply and is provided only for general information. Certain types of taxes, such as state and local income taxes and taxes imposed by jurisdictions outside the U.S., are not discussed. Tax laws are complex and subject to change and may vary depending on individual circumstances and from locality to locality. The summary does not discuss all aspects of income taxation that may be relevant to a participant in light of his or her personal investment circumstances and this summarized tax information is not tax advice.
Section 162(m) of the Code
Section 162(m) of the Code generally limits to $1 million the amount that a publicly-held corporation is allowed each year to deduct for the compensation paid to the corporation’s chief executive officer, chief financial officer and certain of the corporation’s current and former executive officers.
Stock Options
A participant will not recognize taxable income at the time an option is granted, and we will not be entitled to a tax deduction at that time. A participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) upon exercise of an NSO equal to the excess of the fair market value of the shares purchased over their purchase price, and we will be entitled to a corresponding deduction, except to the extent the deduction limits of Section 162(m) of the Code apply. A participant will not recognize income (except for purposes of the alternative minimum tax) upon exercise of an ISO. If the shares acquired by exercise of an ISO are held for at least two years from the date the option was granted and one year from the date it was exercised, any gain or loss arising from a subsequent disposition of those shares will be taxed as long-term capital gain or loss, and we will not be entitled to any deduction. If, however, such shares are disposed of within either of the above-described periods, then in the year of that disposition, the participant will recognize compensation taxable as ordinary income equal to the excess of the lesser of (i) the amount realized upon that disposition, and (ii) the excess of the fair market value of those shares on the date of exercise over the exercise price, and we will be entitled to a corresponding deduction, except to the extent the deduction limits of Section 162(m) of the Code apply.
Stock Appreciation Rights
A participant will not recognize taxable income at the time a stock appreciation right is granted, and we will not be entitled to a tax deduction at that time. Upon exercise, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) in an amount equal to the fair market value of any shares delivered and the amount of cash paid upon settlement. This amount is deductible by us as a compensation expense, except to the extent the deduction limits of Section 162(m) of the Code apply.
Restricted Stock
A participant will not recognize taxable income at the time restricted stock is granted, and we will not be entitled to a tax deduction at that time, unless the participant makes an election to be taxed at that time. If such an election is made, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time of the grant in an amount equal to the excess of the fair market value for the shares at such time over the amount, if any, paid for those shares. If such election is not made, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time the restrictions constituting a substantial risk of forfeiture lapse in an amount equal to the excess of the fair market value of the shares at such time over the amount, if any, paid for those shares. The amount of ordinary income recognized by making the above-described election or upon the lapse of restrictions is deductible by us as compensation expense, except to the extent the deduction limits of Section 162(m) of the Code apply.
Restricted Stock Units and Performance Awards
A participant will not recognize taxable income at the time that restricted stock units or performance awards are granted, and we will not be entitled to a tax deduction at that time. Upon settlement of restricted stock units or performance awards, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) in an amount equal to the fair market value of any shares or other consideration delivered and the amount of any cash paid by us. The amount of ordinary income recognized is deductible by us as compensation expense, except to the extent the deduction limits of Section 162(m) of the Code apply.
Other Stock Awards
The tax consequences associated with any other stock award will vary depending on the specific terms of such award. Among the relevant factors are whether or not the award has a readily ascertainable fair market value, whether or not the award is subject to forfeiture provisions or restrictions on transfer, the nature of the property to be received by the participant under the award, and the participant’s holding period and tax basis for the award or underlying shares of common stock.
The tax consequences for equity awards outside of the U.S. may differ significantly from the U.S. federal income tax consequences described above.
New Plan Benefits
Grants of awards, if any, under the Equity Incentive Plan are subject to the discretion of our board of directors. Therefore, it is not possible to determine the future benefits that will be received by participants under the Equity Incentive Plan. However, as described in “Scilex’s Executive Compensation — New Scilex Executive Officer Compensation Following the Business Combination” and “Scilex’s Director Compensation  — New Scilex Director Compensation Following the Business Combination”, it is anticipated that New Scilex will grant New Scilex options to directors, executive officers, and certain employees of New Scilex as set forth below following the Closing of the Business Combination, subject to, among other things, approval by the New Scilex Board following approval of the Equity Incentive Plan by Vickers’s shareholders, the effectiveness of a Registration Statement on Form S-8 expected to be filed by New Scilex with respect to the Equity Incentive Plan and the continued service of the individuals.
The following table sets forth certain information regarding anticipated future benefits under the Equity Incentive Plan.
Name and Position at New Scilex	Dollar Value ($)(1)	Number of Shares Subject to Anticipated Awards(1)
Henry Ji, Ph.D., Executive Chairperson and Director	$90,000,000	9,000,000
Jaisim Shah, Chief Executive Officer, President and Director	$17,000,000	1,700,000
Elizabeth Czerepak, Executive Vice President and Chief Financial Officer	$3,500,000	350,000
Dmitri Lissin, M.D., Senior Vice President and Chief Medical Officer	$3,500,000	350,000
Suresh Khemani, Senior Vice President and Chief Commercial Officer	$3,500,000	350,000
Suketu Desai, Ph.D., Chief Technical Officer	$3,500,000	350,000
All current executive officers as a group	$121,000,000	12,100,000
All current directors who are not executive officers as a group	$5,000,000	500,000
All employees, including current officers who are not executive officers(2)	$127,000,000	12,700,000

(1)
The dollar value of New Scilex options set forth in this table is included for illustrative purposes only and is based on an assumed per share value of $10.00. The grants are subject to, among other things, approval by the New Scilex Board following approval of the Equity Incentive Plan by Vickers’s shareholders, the effectiveness of a Registration Statement on Form S-8 expected to be filed by New Scilex with respect to the Equity Incentive Plan and the continued service of the individuals. As such grants are subject to the approval of the New Scilex Board, the actual awards may differ.

(2)
Includes anticipated grants of an aggregate of 600,000 New Scilex options to certain existing employees.

Interests of Certain Persons in this Proposal
Vickers’s directors and executive officers may be considered to have an interest in the approval of the Equity Incentive Plan because they may in the future receive awards under the Equity Incentive Plan. Nevertheless, the Vickers Board believes that it is important to provide incentives and rewards for superior performance and the retention of executive officers and experienced directors by adopting the Equity Incentive Plan.
Vote Required for Approval
The approval of the Stock Plan Proposal requires an ordinary resolution under Cayman Islands, law being the affirmative vote of the majority of the Vickers Ordinary Shares present in person, including by virtual attendance, or represented by proxy and entitled to vote thereon and who vote at the Meeting or any adjournment or postponement thereof.
The Stock Plan Proposal is conditioned on the approval of each of the other Condition Precedent Proposals.
Resolution to be Voted Upon
The full text of the resolution to be passed is as follows:
“RESOLVED, AS AN ORDINARY RESOLUTION THAT the Scilex Holding Company 2022 Equity Incentive Plan (the “Equity Incentive Plan”), a copy of which is attached to this proxy statement/prospectus as Annex D, to be effective upon the consummation of the Business Combination, be and is hereby approved and adopted (such proposal, the “Stock Plan Proposal”). The Stock Plan is conditioned on the approval of the other Condition Precedent Proposals.”
Recommendation of the Vickers Board
THE VICKERS BOARD UNANIMOUSLY RECOMMENDS THAT VICKERS’S SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE STOCK PLAN PROPOSAL.
The existence of financial and personal interests of one or more of Vickers’s directors may result in a conflict of interest on the part of such director(s) between what he or she or they may believe is in the best interests of Vickers and its shareholders and what he or she or they may believe is best for himself or herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Vickers’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section above entitled “Proposal 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination” for a further discussion of these considerations.

PROPOSAL 8 — THE ESPP PROPOSAL
Overview
The following is a summary description of the ESPP as proposed to be approved by Vickers in connection with the Business Combination. The summary is not a complete statement of the ESPP and is qualified in its entirety by reference to the complete text of the ESPP, a copy of which is attached hereto as Annex E. Vickers’s shareholders should refer to the ESPP for more complete and detailed information about the terms and conditions of the ESPP. In the event of a conflict between the information in this description and the terms of the ESPP, the ESPP shall control. Unless the context otherwise requires, references in this summary description to “we”, “us” and “our” generally refer to Vickers in the present tense or New Scilex from and after the Business Combination.
Background of the ESPP
On        , 2022, the Vickers Board approved, subject to the approval by our shareholders, the ESPP. The ESPP will become effective on the date on which the ESPP is approved by our shareholders. If the ESPP is not approved by our shareholders, the ESPP will not become effective. We believe our ability to recruit and retain top talent will be adversely affected if the ESPP is not approved.
Summary of the ESPP
Purpose
The purpose of the ESPP is to secure and retain the services of new employees, to retain the services of existing employees, and to provide incentives for such individuals to exert maximum efforts toward our success and that of our related corporations. The ESPP will include two components. One component is designed to allow eligible U.S. employees to purchase our common stock in a manner that may qualify for favorable tax treatment under Section 423 of the Code (the “423 Component”) and accordingly, it will be construed in a manner that is consistent with the requirements of Section 423 of the Code. Scilex intends (but make no undertaking or representation to maintain) the 423 Component to qualify as an employee stock purchase plan, as that term is defined in Section 423(b) of the Code. The other component will permit the grant of purchase rights that do not qualify for such favorable tax treatment (the “Non-423 Component”) in order to allow deviations necessary to permit participation by eligible employees who are foreign nationals or employed outside of the U.S. while complying with applicable foreign laws, and except as otherwise provided in the ESPP or determined by our board of directors, it will operate and be administered in the same manner as the 423 Component.
Share Reserve
Initially, the maximum number of shares of our common stock that may be issued under the ESPP will not exceed         shares of our common stock. The number of shares of our common stock that will be reserved for issuance will automatically increase on January 1 of each year for a period of up to ten years, commencing on January 1, 2023 and ending on (and including) January 1, 2032, in an amount equal to the lesser of (i) 1% of the total number of shares of our common stock outstanding on December 31 of the immediately preceding calendar year; (ii)         shares of our common stock; and (iii) such number of shares of our common stock determined by our board of directors or the compensation committee of our board of directors prior to January 1 of a given year, provided however, that our board of directors may act prior to January 1 of a given calendar year to provide that there will be no increase for such calendar year or the increase for such year will be a lesser number of shares than the amount set forth in clauses (i) to (iii) above. For the avoidance of doubt, up to the maximum number of shares of our common stock reserved may be used to satisfy purchases of our common stock under the 423 Component and any remaining portion of such maximum number of shares may be used to satisfy the purchases of our common stock under the Non-423 Component. The closing price of a share of our common stock on        , 2022 was $        per share.
If any purchase right granted under the ESPP terminates without having been exercised in full, the shares of our common stock not purchased under such purchase right will again become available for issuance under the ESPP.

The common stock purchasable under the ESPP will be shares of authorized but unissued or reacquired common stock, including shares repurchased by us on the open market.
Administration
Our board of directors will administer the ESPP. Our board of directors may delegate some or all of the administration of the ESPP to a committee or committees of our board of directors. All references to our board of directors in this proposal shall include a duly authorized committee of our board of directors except where the context dictates otherwise. Further, to the extent not prohibited by applicable law, our board of directors may, from time to time, delegate some or all of its authority under the ESPP to one or more of our officers or other persons or groups of persons as it deems necessary, appropriate or advisable under conditions or limitations that it may set at or after the time of the delegation. Our board of directors will have the authority to determine how and when purchase rights are granted and the provisions of each offering; to designate, from time to time, which of our related corporations will be eligible to participate in the 423 Component or the Non-423 Component, or which related corporations will be eligible to participate in each separate offering; to construe and interpret the ESPP and purchase rights thereunder, and to establish, amend and revoke rules and regulations for the ESPP’s administration; to settle all controversies regarding the ESPP and purchase rights granted thereunder; to amend, suspend or terminate the ESPP; to exercise such powers and to perform such acts as it deems necessary or expedient to promote the best interests of us and our related corporations and to carry out the intent of the ESPP to be treated as an employee stock purchase plan with respect to the 423 Component; and to adopt such rules, procedures and sub-plans as are necessary or appropriate to permit or facilitate participation in the ESPP by employees who are foreign nationals or employed or located outside the United States.
All determinations, interpretations and constructions made by our board of directors in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons.
Offerings
Our board of directors may grant or provide for the grant of purchase rights to eligible employees under an offering (consisting of one or more purchase periods) on an offering date or offering dates selected by our board of directors. Each offering will be in the form and will contain those terms and conditions as our board of directors deems appropriate, and, with respect to the 423 Component, will comply with the requirements of Section 423(b)(5) of the Code. The provisions of separate offerings do not need to be identical, but each offering will include the period during which the offering will be effective, which period will not exceed 27 months beginning with the offering date, and the substance of the applicable provisions contained in the ESPP.
If a participant has more than one purchase right outstanding under the ESPP, unless he or she otherwise indicates in forms delivered to us or a third party designee of ours: (i) each form will apply to all of his or her purchase rights under the ESPP, and (ii) a purchase right with a lower exercise price (or an earlier-granted purchase right, if different purchase rights have identical exercise prices) will be exercised to the fullest possible extent before a purchase right with a higher exercise price (or a later-granted purchase right if different purchase rights have identical exercise prices) will be exercised.
Our board of directors will have the discretion to structure an offering so that if the fair market value of a share of our common stock on the first trading day of a new purchase period within that offering is less than or equal to the fair market value of a share of our common stock on the first day of that offering, then (i) that offering will terminate immediately as of that first trading day, and (ii) the participants in such terminated offering will be automatically enrolled in a new offering beginning on the first trading day of such new purchase period.
Eligibility
Generally, purchase rights may only be granted to employees, including executive officers, employed by us (or by any of our affiliates or related corporations as designated by our board of directors) on the first day of an offering if such employee has been employed by us or by one of our designated affiliates or related corporations for such continuous period preceding such date (not to exceed two years) as our board of directors may require. Our board of directors may (unless prohibited by applicable law) require that employees have to satisfy one or both of the following service requirements with respect to the 423 Component: (i) being customarily employed by us, or any of our related corporations or affiliates, for more than 20 hours per week and more than five months per calendar year; or (ii) such other criteria as our board of directors may determine consistent with Section 423 of the Code with respect to the 423 Component. Our board of directors may provide that each person who, during the course of an offering, first becomes an eligible employee will, on the date or dates specified in the offering which coincides with the day on which the person becomes an eligible employee or which occurs thereafter, receive a purchase right under that offering, and the purchase right will thereafter be deemed to be part of the offering with substantially identical characteristics. No employee will be eligible for the grant of any purchase rights under the ESPP if immediately after such rights are granted, such employee owns stock possessing five percent or more of the total combined voting power or value of all classes of our outstanding capital stock (or the stock of any related corporation) determined in accordance with the rules of Section 424(d) of the Code. As specified by Section 423(b)(8) of the Code, an eligible employee may be granted purchase rights only if such purchase rights, together with any other rights granted under all employee stock purchase plans of ours or any of our related corporations, do not permit such eligible employee’s rights to purchase our stock or the stock of any of our related corporations to accrue at a rate which, when aggregated, exceeds $25,000 (based on the fair market value per share of such common stock on the date that the purchase right is granted) for each calendar year such purchase rights are outstanding at any time. Our board of directors may also exclude from participation in the ESPP or any offering employees of ours, or of any of our related corporation, who are highly compensated employees, as within the meaning of Section 423(b)(4)(D) of the Code, or a subset of such highly compensated employees. As of        , 2022, there were approximately         employees, including         executive officers, who would have been eligible to participate in the ESPP (non-employee directors and consultants are not eligible to participate in the ESPP).
Notwithstanding anything in the foregoing paragraph to the contrary, in the case of an offering under the Non-423 Component, an eligible employee (or a group of eligible employees) may be excluded from participation in the ESPP or an offering if our board of directors has determined, in its sole discretion, that participation of such eligible employee is not advisable or practical for any reason.
Purchase Rights; Purchase Price
On the first day of each offering, each eligible employee, pursuant to an offering made under the ESPP, will be granted a purchase right to purchase up to that number of shares of our common stock purchasable either with a percentage or with a maximum dollar amount, as designated by our board of directors, which will not exceed 15% of such employee’s earnings (as defined by our board of directors) during the period that begins on the first day of the offering (or such later date as our board of directors determines for a particular offering) and ends on the date stated in the offering, which date will be no later than the end of the offering. Our board of directors will establish one or more purchase dates during an offering on which purchase rights granted for that offering will be exercised and shares of common stock will be purchased in accordance with such offering. Each eligible employee may purchase of up to         shares of our common stock in an offering (or such lesser number of shares determined by our board of directors prior to the start of the offering). Our board of directors may also specify (i) a maximum number of shares of our common stock that may be purchased by any participant on any purchase date during an offering, (ii) a maximum aggregate number of shares of our common stock that may be purchased by all participants in an offering and/or (iii) a maximum aggregate number of shares of our common stock that may be purchased by all participants on any purchase date under an offering. If the aggregate number of shares of our common stock issuable upon exercise of purchase rights granted under the offering would exceed any such maximum aggregate number, then, in the absence of any action by our board of directors otherwise, a pro rata allocation of the shares of our common stock (rounded down to the nearest whole share) available, based on each participant’s accumulated contributions, will be made in as nearly a uniform manner as will be practicable and equitable.
The purchase price of shares of our common stock acquired pursuant to purchase rights will not be less than the lesser of (i) 85% of the fair market value of a share of our common stock on the first day of an offering; or (ii) 85% of the fair market value of a share of our common stock on the date of purchase.

Participation; Withdrawal; Termination
An eligible employee may elect to participate in an offering and authorize payroll deductions as the means of making contributions by completing and delivering to us or our designee, within the time specified in the offering, an enrollment form provided by us or our designee. The enrollment form will specify the amount of contributions not to exceed the maximum amount specified by our board of directors. Each participant’s contributions will be credited to a bookkeeping account for the participant under the ESPP and will be deposited with our general funds except where applicable law requires that contributions be deposited with a third party. If permitted in the offering, a participant may begin such contributions with the first payroll occurring on or after the first day of the applicable offering (or, in the case of a payroll date that occurs after the end of the prior offering but before the first day of the next new offering, contributions from such payroll will be included in the new offering). If permitted in the offering, a participant may thereafter reduce (including to zero) or increase his or her contributions. If required under applicable law or if specifically provided in the offering, in addition to or instead of making contributions by payroll deductions, a participant may make contributions through payment by cash, check or wire transfer prior to a purchase date.
During an offering, a participant may cease making contributions and withdraw from the offering by delivering to us or our designee a withdrawal form provided by us. We may impose a deadline before a purchase date for withdrawing. Upon such withdrawal, such participant’s purchase right in that offering will immediately terminate and we will distribute as soon as practicable to such participant all of his or her accumulated but unused contributions and such participant’s purchase right in that offering shall then terminate. A participant’s withdrawal from that offering will have no effect upon his or her eligibility to participate in any other offerings under the ESPP, but such participant will be required to deliver a new enrollment form to participate in subsequent offerings.
Unless otherwise required by applicable law, purchase rights granted pursuant to any offering under the ESPP will terminate immediately if the participant either (i) is no longer an employee for any reason or for no reason (subject to any post-employment participation period required by applicable law) or (ii) is otherwise no longer eligible to participate. We will distribute the individual’s accumulated but unused contributions as soon as practicable to such individual.
Unless otherwise determined by our board of directors, a participant whose employment transfers or whose employment terminates with an immediate rehire (with no break in service) by or between us and one of our designated companies designated to participate in an offering (or between such designated companies) will not be treated as having terminated employment for purposes of participating in the ESPP or an offering. However, if a participant transfers from an offering under the 423 Component to an offering under the Non-423 Component, the exercise of the participant’s purchase right will be qualified under the 423 Component only to the extent such exercise complies with Section 423 of the Code. If a participant transfers from an offering under the Non-423 Component to an Offering under the 423 Component, the exercise of the purchase right will remain non-qualified under the Non-423 Component. Our board of directors may establish different and additional rules governing transfers between separate offerings within the 423 Component and between offerings under the 423 Component and offerings under the Non-423 Component. Unless otherwise specified in the offering or as required by applicable law, we will have no obligation to pay interest on contributions.
Purchase of Shares
On each purchase date, each participant’s accumulated contributions will be applied to the purchase of shares of our common stock, up to the maximum number of shares of our common stock permitted by the ESPP and the applicable offering, at the purchase price specified in the offering. Unless otherwise provided in the offering, if any amount of accumulated contributions remains in a participant’s account after the purchase of shares on the final purchase date of an offering, then such remaining amount will not roll over to the next offering and will instead be distributed in full to such participant after the final purchase date of such offering without interest (unless otherwise required by applicable law). No purchase rights may be exercised to any extent unless the shares of our common stock to be issued upon such exercise under the ESPP are covered by an effective registration statement pursuant to the Securities Act and the ESPP is in material compliance with all applicable U.S. federal and state, foreign and other securities, exchange control and other laws applicable to the ESPP. If on a purchase date the shares of our common stock are not so registered or the ESPP is not in such compliance, no purchase rights will be exercised on such purchase date, and the purchase date will be delayed until the shares of our common stock are subject to such an effective registration statement and the ESPP is in material compliance, except that the purchase date will in no event be more than 27 months from the first day of an offering. If, on the purchase date, as delayed to the maximum extent permissible, the shares of our common stock are not registered and the ESPP is not in material compliance with all applicable laws, as determined by us in our sole discretion, no purchase rights will be exercised and all accumulated but unused contributions will be distributed to the ESPP participants without interest (unless the payment of interest is otherwise required by applicable law).
A participant will not be deemed to be the holder of, or to have any of the rights of a holder with respect to, shares of our common stock subject to purchase rights unless and until the participant’s shares of our common stock acquired upon exercise of purchase rights are recorded in our books (or the books of our transfer agent).
Changes to Capital Structure
The ESPP provides that in the event of a change in our capital structure through actions such as a merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure, or similar transaction, our board of directors will appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to the ESPP; (ii) the class(es) and maximum number of securities by which the share reserve is to increase automatically each year; (iii) the class(es) and number of shares subject to, and purchase price applicable to, outstanding offerings and purchase rights; and (iv) the class(es) and number of securities that are subject to purchase limits under each ongoing offering. Our board of directors will make these adjustments, and its determination will be final, binding and conclusive.
Corporate Transactions
The ESPP provides that in the event of a corporate transaction (as defined below), any then-outstanding rights to purchase our common stock under the ESPP may be assumed, continued, or substituted for by any surviving or acquiring corporation (or its parent company). If the surviving or acquiring corporation (or its parent company) elects not to assume, continue, or substitute for such purchase rights, then (i) the participants’ accumulated payroll contributions will be used to purchase shares of our common stock (rounded down to the nearest whole share) within ten business days (or such other period specified by our board of directors) before such corporate transaction under the outstanding purchase rights, and such purchase rights will terminate immediately after such purchase, or (ii) our board of directors, in its discretion, may terminate outstanding offerings, cancel the outstanding purchase rights and refund the participants’ accumulated contributions.
Under the ESPP, a “corporate transaction” is generally the consummation, in a single transaction or in a series of related transactions, of: (i) a sale or other disposition of all or substantially all, as determined by our board of directors, of the consolidated assets of us and our subsidiaries; (ii) a sale or other disposition of at least 50% of our outstanding securities; (iii) a merger, consolidation or similar transaction following which we are not the surviving corporation; or (iv) a merger, consolidation or similar transaction following which we are the surviving corporation but the shares of our common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction.
Transferability
During a participant’s lifetime, purchase rights will be exercisable only by a participant. Purchase rights are not transferable by a participant, except by will, by the laws of descent and distribution, or, if permitted by us, by a beneficiary designation.
Tax Withholding
Each participant must make arrangements, satisfactory to us and any applicable related corporation, to enable us or our related corporation to fulfill any withholding obligation for taxes arising out of or in relation to a participant’s participation in the ESPP. In our sole discretion and subject to applicable law, such withholding obligation may be satisfied in whole or in part by (i) withholding from the participant’s salary or any other cash payment due to the participant from us or any related corporation; (ii) withholding from the proceeds of the sale of shares of our common stock acquired under the ESPP, either through a voluntary sale or a mandatory sale arranged by us; or (iii) any other method deemed acceptable by our board of directors. We will not be required to issue any shares of our common stock under the ESPP until such obligations are satisfied.
Amendment, Suspension or Termination
Our board of directors will have the authority to amend, suspend or terminate the ESPP. Any benefits, privileges, entitlements and obligations under any outstanding purchase right granted before an amendment, suspension or termination of the ESPP will not be materially impaired by any such amendment, suspension or termination except (i) with the consent of the person to whom such purchase rights were granted, (ii) as necessary to facilitate compliance with any laws, listing requirements, or governmental regulations (including, without limitation, the provisions of Section 423 of the Code), or (iii) as necessary to obtain or maintain favorable tax, listing, or regulatory treatment. Except with respect to certain changes in our capital structure, stockholder approval is required for any amendment to the ESPP if such approval is required by applicable law or listing requirements. No purchase rights may be granted under the ESPP while it is suspended or after it is terminated.
Certain U.S. Federal Income Tax Aspects of the ESPP
The following is a general summary under current law of the material federal income tax consequences to participants in the ESPP under U.S. law. This summary deals with the general tax principles that apply and is provided only for general information. Certain types of taxes, such as state and local income taxes, are not discussed. Tax laws are complex and subject to change and may vary depending on individual circumstances and from locality to locality. The summary does not discuss all aspects of income taxation that may be relevant to a participant in light of his or her personal investment circumstances. This summarized tax information is not tax advice.
The ESPP is intended to be an employee stock purchase plan within the meaning of Section 423 of the Code. The ESPP also authorizes the grant of rights to purchase shares that do not qualify under Section 423 pursuant to the non-423 component.
423 Component Offerings
Under an employee stock purchase plan that qualifies under Section 423 of the Code, no taxable income will be recognized by a participant, and no deductions will be allowable to us, upon either the grant or the exercise of the purchase rights. Taxable income will not be recognized until there is a sale or other disposition of the shares acquired under the ESPP or in the event that the participant should die while still owning the purchased shares.
If the participant sells or otherwise disposes of the purchased shares (a) within two years after the start date of the offering in which the shares were acquired or (b) within one year after the purchase of the shares, then the participant generally will recognize ordinary income in the year of sale or disposition equal to the amount by which the fair market value of the shares on the purchase date exceeded the purchase price paid for those shares, and we will be entitled to an income tax deduction (subject to applicable limits under the Code), for the taxable year in which such disposition occurs equal in amount to such excess. The amount of this ordinary income will be added to the participant’s basis in the shares, and any resulting gain or loss recognized upon the sale or disposition will be a capital gain or loss. If the shares have been held for more than one year since the date of purchase, the gain or loss will be long-term.
If the participant sells or disposes of the purchased shares more than two years after the start date of the offering in which the shares were acquired and more than one year after the purchase of the shares, then the participant generally will recognize ordinary income in the year of sale or disposition equal to the lesser of (a) the amount by which the fair market value of the shares on the sale or disposition date exceeded the purchase price paid for the shares, or (b) 15% of the fair market value of the shares on the start date of that offering. Any additional gain upon the disposition will be taxed as a long-term capital gain. Alternatively, if the fair market value of the shares on the date of the sale or disposition is less than the purchase price, there will be no ordinary income and any loss recognized will be a long-term capital loss. We will not be entitled to an income tax deduction with respect to such disposition.
Non-423 Component Offerings
If a purchase right is granted under the Non-423 component of the ESPP to a participant who is subject to U.S. federal income tax, the amount equal to the difference between the fair market value of the shares on the purchase date and the purchase price is taxed as ordinary income at the time of such purchase and such income is subject to tax withholding. The amount of such ordinary income will be added to the participant’s basis in the shares, and any additional gain or resulting loss recognized on the disposition of the shares after such basis adjustment will be a capital gain or loss. A capital gain or loss will be long-term if the participant holds the shares for more than one year after the purchase date. We may be entitled to a deduction in the year of purchase equal to the amount of ordinary income realized by the participant.
The tax consequences for shares purchased pursuant to the ESPP by participants who are not subject to U.S. tax law may differ significantly from the U.S. federal income tax consequences described above.
New Plan Benefits
Participation in the ESPP is voluntary and dependent on each eligible employee’s election to participate and the level of his or her payroll deductions. In addition, the number of shares that may be purchased under the ESPP is determined, in part, by the price of our common stock on the first day of each offering or the purchase date. Accordingly, the actual number of shares that may be purchased by any eligible individual in the future is not determinable.
Interests of Certain Persons in this Proposal
Our executive officers may be considered to have an interest in the approval of the ESPP because they may be eligible to participate in the ESPP. Nevertheless, our board of directors believes that it is important to provide incentives and rewards for superior performance and the retention of employees by adopting the ESPP.
Vote Required for Approval
The approval of the ESPP Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the majority of the Vickers Ordinary Shares present in person, including by virtual attendance, or represented by proxy and entitled to vote thereon and who vote at the Meeting or any adjournment or postponement thereof.
The ESPP Proposal is conditioned on the approval of each of the other Condition Precedent Proposals.
Resolution to be Voted Upon
The full text of the resolution to be passed is as follows:
“RESOLVED, AS AN ORDINARY RESOLUTION THAT the Scilex Holding Company 2022 Employee Stock Purchase Plan (the “ESPP”), a copy of which is attached to this proxy statement/prospectus as Annex E, to be effective upon consummation of the Business Combination, be and is hereby approved and adopted (the “ESPP Proposal”). The ESPP Proposal is conditioned on the approval of the other Condition Precedent Proposals.”
Recommendation of the Vickers Board
THE VICKERS BOARD UNANIMOUSLY RECOMMENDS THAT VICKERS’S SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ESPP PROPOSAL.
The existence of financial and personal interests of one or more of Vickers’s directors may result in a conflict of interest on the part of such director(s) between what he or she or they may believe is in the best interests of Vickers and its shareholders and what he or she or they may believe is best for himself or herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Vickers’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section above entitled “Proposal 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination” for a further discussion of these considerations.

PROPOSAL 9 — THE NASDAQ PROPOSAL
Overview
For purposes of complying with Rule 5635(a) and (b) of the Nasdaq Listing Rules, Vickers’s shareholders are being asked to approve and adopt the issuance of up to 150,000,000 shares of New Scilex Common Stock in connection with the Business Combination.
Under Nasdaq Listing Rule 5635(a), shareholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (A) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of common stock (or securities convertible into or exercisable for common stock); or (B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities.
Under Nasdaq Listing Rule 5635(b), shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a “change of control” of the issuer. Although Nasdaq has not adopted any rule on what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control.
Upon the consummation of the Business Combination and the Domestication, Vickers expects to issue up to an estimated 150,000,000 shares of New Scilex Common Stock. See the section entitled “Proposal 1 — The Business Combination Proposal — The Merger Agreement — Merger Consideration.” Because the number of New Scilex Common Stock that Vickers anticipates issuing as consideration in the Business Combination (1) will constitute more than 20% of the outstanding Vickers Ordinary Shares and more than 20% of outstanding voting power prior to such issuance and (2) will result in a change of control of Vickers, Vickers is required to obtain shareholder approval of such issuance pursuant to Nasdaq Listing Rules 5635(a) and (b) Effect of Proposal on Current Stockholders
If the Nasdaq Proposal is approved, Vickers will issue up to 150,000,000 shares of New Scilex Common Stock upon consummation of the Business Combination and the Domestication.
The issuance of such shares would result in significant dilution to the Vickers shareholders and result in Vickers’s shareholders having a smaller percentage interest in the voting power, liquidation value and aggregate book value of Vickers.
Vote Required for Approval
Approval of the Nasdaq Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the majority of the Vickers Ordinary Shares present in person, including by virtual attendance, or represented by proxy and entitled to vote thereon and who vote at the Meeting or any adjournment or postponement thereof.
The Nasdaq Proposal is conditioned on the approval of the other Condition Precedent Proposals.
Resolution to be Voted Upon
The full text of the resolution to be passed is as follows:
“RESOLVED, AS AN ORDINARY RESOLUTION THAT, for purposes of complying with Nasdaq Listing Rule 5635(a) and (b), the issuance of more than 20% of the issued and outstanding Vickers Ordinary Shares and the resulting change in control in connection with the Business Combination, be and is hereby approved and adopted (such proposal, the “Nasdaq Proposal”). The Nasdaq Proposal is conditioned on the approval of the other Condition Precedent Proposals.”
Recommendation of the Vickers Board
THE VICKERS BOARD UNANIMOUSLY RECOMMENDS THAT VICKERS’S SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE NASDAQ PROPOSAL.

The existence of financial and personal interests of one or more of Vickers’s directors may result in a conflict of interest on the part of such director(s) between what such director or directors may believe is in the best interests of Vickers and its shareholders and what such director or directors may believe is best for such director or directors in determining to recommend that shareholders vote for the Proposals. In addition, Vickers’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section above entitled “Proposal 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination” for a further discussion of these considerations.

PROPOSAL 10 — THE ADJOURNMENT PROPOSAL
The Adjournment Proposal, if approved, will allow the Chairman of the Meeting to adjourn the Meeting to a later date or dates to permit further solicitation of proxies. The Adjournment Proposal will only be presented to our shareholders in the event, based on the tabulated votes, there are not sufficient votes received at the time of the Meeting to approve the Business Combination Proposal, the Domestication Proposal, the Charter Approval Proposal, the Bylaws Approval Proposal, the Director Election Proposal, the Stock Plan Proposal, the ESPP Proposal or the Nasdaq Proposal, or if the Vickers Board determines that one or more of the closing conditions under the Merger Agreement is not satisfied or waived, including the requirement that Vickers have at least $5,000,001 of net tangible assets immediately after the Effective Time. In no event will the Vickers Board postpone the Meeting or consummate the Business Combination beyond the date by which it may properly do so under the Current Charter and Cayman Islands law.
Consequences if the Adjournment Proposal is Not Approved
If the Adjournment Proposal is not approved by our shareholders, the chairman will not adjourn the Meeting to a later date in the event, based on the tabulated votes, there are not sufficient votes received at the time of the Meeting to approve the Business Combination Proposal, the Domestication Proposal, the Charter Approval Proposal, the Bylaws Approval Proposal, the Director Election Proposal, the Stock Plan Proposal, the ESPP Proposal or the Nasdaq Proposal, or if the Vickers Board determines that one or more of the closing conditions under the Merger Agreement is not satisfied or waived, including the requirement that Vickers have at least $5,000,001 of net tangible assets immediately after the Effective Time. If Vickers does not consummate the Business Combination and fails to complete an initial business combination by January 11, 2023, Vickers will be required to dissolve and liquidate the Trust Account by returning the then remaining funds in such account to the public shareholders.
Vote Required for Approval
The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the majority of the Vickers Ordinary Shares present in person, including by virtual attendance, or represented by proxy and entitled to vote thereon and who vote at the Meeting or any adjournment or postponement thereof. The failure to vote, abstentions and broker non-votes have no effect on the outcome of the proposal.
Adoption of the Adjournment Proposal is not conditioned upon the adoption of any of the other Proposals.
Resolution to be Voted Upon
The full text of the resolution to be passed is as follows:
“RESOLVED, AS AN ORDINARY RESOLUTION THAT the adjournment of the Meeting by the chairman thereof to a later date, if necessary, under certain circumstances, including for the purpose of soliciting additional proxies in favor of the Business Combination Proposal, the Domestication Proposal, the Charter Approval Proposal, the Bylaws Approval Proposal, the Advisory Governance Proposals, the Director Election Proposal, the Stock Plan Proposal, the ESPP Proposal and the Nasdaq Proposal (together the “Condition Precedent Proposals”), in the event Vickers does not receive the requisite shareholder vote to approve the foregoing proposals, be and is hereby approved (such proposal, the “Adjournment Proposal”). The Adjournment Proposal is not conditioned on the approval of any of the Condition Precedent Proposals.”
Recommendation of the Vickers Board
THE VICKERS BOARD UNANIMOUSLY RECOMMENDS THAT VICKERS’S SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.
The existence of financial and personal interests of one or more of Vickers’s directors may result in a conflict of interest on the part of such director(s) between what such director or directors may believe is in the best interests of Vickers and its shareholders and what such director or directors may believe is best for such director or directors in determining to recommend that shareholders vote for the Proposals. In addition, Vickers’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section above entitled “Proposal 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination” for a further discussion of these considerations.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
The following is a general discussion of the material U.S. federal income tax consequences (i) of the Domestication to U.S. Holders (defined below) of Vickers Ordinary Shares and Warrants (the “Vickers securities”), (ii) following the Domestication and Business Combination, of the ownership and disposition of New Scilex Common Stock, and (iii) of the exercise of redemption rights prior to the Domestication by U.S. Holders of Vickers Ordinary Shares.
This discussion is based on provisions of the Code, the Treasury Regulations promulgated thereunder (whether final, temporary, or proposed), administrative rulings of the IRS, and judicial decisions, all as in effect on the date hereof, and all of which are subject to differing interpretations or change, possibly with retroactive effect. This discussion does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a holder as a result of the Business Combination or Domestication, or as a result of the ownership and disposition of New Scilex Common Stock. In addition, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders nor does it take into account the individual facts and circumstances of any particular holder that may affect the U.S. federal income tax consequences to such holder, and accordingly, is not intended to be, and should not be construed as, tax advice. This discussion does not address the U.S. federal 3.8% Medicare tax imposed on certain net investment income or any aspects of U.S. federal taxation other than those pertaining to the income tax (such as the gift or estate tax), nor does it address any tax consequences arising under any U.S. state and local, or non-U.S. tax laws. Holders should consult their own tax advisors regarding such tax consequences in light of their particular circumstances.
No ruling has been requested or will be obtained from the IRS regarding the U.S. federal income tax consequences of the Business Combination or Domestication or any other related matter; thus, there can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.
This summary is limited to considerations relevant to holders that hold Vickers securities or will hold Domesticated Vickers securities as “capital assets” within the meaning of section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to holders in light of their individual circumstances, including holders subject to special treatment under the U.S. tax laws, such as, for example:
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banks or other financial institutions, underwriters, or insurance companies;

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traders in securities who elect to apply a mark-to-market method of accounting;

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real estate investment trusts and regulated investment companies;

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tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

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expatriates or former long-term residents of the United States;

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subchapter S corporations, partnerships or other pass-through entities or investors in such entities;

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dealers or traders in securities, commodities or currencies;

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grantor trusts;

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persons subject to the alternative minimum tax;

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U.S. persons whose “functional currency” is not the U.S. dollar;

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persons who received Vickers Ordinary Shares or will receive New Scilex Common Stock through the issuance of restricted stock under an equity incentive plan or through a tax-qualified retirement plan or otherwise as compensation;

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persons who own (directly or through attribution) 5% or more (by vote or value) of the outstanding Vickers Ordinary Shares or, after the Business Combination, New Scilex Common Stock;

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holders holding Vickers securities or, after the Business Combination, Domesticated Vickers securities as a position in a “straddle,” as part of a “synthetic security” or “hedge,” as part of a “conversion transaction,” or other integrated investment or risk reduction transaction;

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controlled foreign corporations, passive foreign investment companies, or foreign corporations with respect to which there are one or more United States shareholders within the meaning of Treasury Regulation Section 1.367(b)-3(b)(1)(ii); or

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the Sponsors or their affiliates.

As used in this proxy statement/prospectus, the term “U.S. Holder” means a beneficial owner of Vickers securities and, after the Business Combination, Domesticated Vickers securities that is, for U.S. federal income tax purposes:
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an individual who is a citizen or resident of the United States;

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a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States or any State thereof or the District of Columbia;

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an estate the income of which is subject to U.S. federal income tax regardless of its source; or

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a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

A “Non-U.S. Holder” means a beneficial owner of Vickers securities or, after the Business Combination, Domesticated Vickers securities, that is neither a U.S. Holder nor a partnership (or an entity or arrangement treated as a partnership) for U.S. federal income tax purposes.
If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, holds Vickers securities or, after the Business Combination, Domesticated Vickers securities, the U.S. federal income tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. A holder that is a partnership and the partners in such partnership should consult their own tax advisors with regard to the U.S. federal income tax consequences of the Business Combination, the Domestication, the ownership and disposition of Domesticated Vickers securities, and the exercise of redemption rights.
THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE BUSINESS COMBINATION, THE DOMESTICATION, THE OWNERSHIP AND DISPOSITION OF DOMESTICATED VICKERS SECURITIES, OR THE EXERCISE OF REDEMPTION RIGHTS. IN ADDITION, THE U.S. FEDERAL INCOME TAX TREATMENT OF THE BENEFICIAL OWNERS OF VICKERS SECURITIES AND DOMESTICATED VICKERS SECURITIES MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN AND DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. HOLDERS OF VICKERS SECURITIES SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE BUSINESS COMBINATION, THE DOMESTICATION, THE OWNERSHIP AND DISPOSITION OF DOMESTICATED VICKERS SECURITIES, AND THE EXERCISE OF REDEMPTION RIGHTS, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX LAWS.
U.S. Holders
U.S. Federal Income Tax Consequences of the Domestication to U.S. Holders of Vickers Securities
The following discussion, — U.S. Federal Income Tax Consequences of the Domestication to U.S. Holders of Vickers Securities,” constitutes the opinion of Loeb & Loeb LLP, counsel to Vickers, as to the material U.S. federal income tax consequences of the Domestication to U.S. Holders of Vickers’s securities, subject to the limitations, exceptions, beliefs, assumptions, and qualifications described in such opinion and otherwise herein.

If the Domestication Qualifies as a Reorganization
General U.S. Federal Income Tax Consequences
The U.S. federal income tax consequences of the Domestication to U.S. Holders will depend primarily on whether the Domestication qualifies as a reorganization within the meaning of Section 368 of the Code. The Domestication should qualify as a reorganization. However, the provisions of the Code that govern reorganizations are complex, and due to the absence of direct guidance on the application of Section 368 to a merger of a corporation holding only investment-type assets such as Vickers, the qualification of the Domestication as a reorganization is not entirely clear. U.S. Holders should be aware that Vickers has not requested and does not intend to request a ruling from the IRS with respect to the U.S. federal income tax treatment of the Domestication. There can be no assurance that the IRS will not take a contrary position to views expressed herein or that a court will not agree with a contrary position of the IRS.
If the Domestication qualifies as a reorganization and subject to the PFIC rules discussed below under the heading “— Passive Foreign Investment Company Status,” and the discussion below regarding the effect of Section 367 of the Code, a U.S. Holder that exchanges its Vickers securities pursuant to the Domestication should not recognize gain or loss on the exchange of Vickers securities for Domesticated Vickers securities. The aggregate adjusted tax basis of a U.S. Holder in the New Scilex Common Stock received as a result of the Domestication should equal the aggregate adjusted tax basis of the Vickers Ordinary Shares surrendered in the exchange, and the aggregate adjusted tax basis in the New Scilex Warrants received as a result of such exchange should equal the aggregate adjusted tax basis of the Warrants surrendered in the exchange, in each case increased by any amount included in the income of such U.S. Holder under Section 367(b) of the Code (as discussed below). A U.S. Holder’s holding period for the Domesticated Vickers securities received in the exchange should include the holding period for the Vickers securities surrendered in the exchange.
Effect of Section 367 of the Code on U.S. Holders of Vickers Ordinary Shares
Section 367 of the Code applies to certain non-recognition transactions involving foreign corporations, including a domestication of a foreign corporation in a transaction that qualifies as a reorganization. When it applies, Section 367 imposes U.S. federal income tax on certain United States persons in connection with transactions that would otherwise be tax-free. Section 367(b) generally will apply to U.S. Holders that exchange Vickers Ordinary Shares (but not the Warrants) for New Scilex Common Stock as part of the Domestication.
A. U.S. Holders Who Own 10 Percent or More of the Voting Power or Value of Vickers
A U.S. Holder that on the day of the Domestication beneficially owns (directly, indirectly or constructively) (i) ten percent (10%) or more of the total combined voting power of all classes of Vickers Ordinary Shares entitled to vote or (ii) ten percent (10%) or more of the total value of all classes of Vickers Ordinary Shares (a “U.S. Shareholder”) must include in income as a dividend the “all earnings and profits amount” attributable to the Vickers Ordinary Shares it directly owns, within the meaning of Treasury Regulation Section 1.367(b)-2(d). Complex attribution rules apply in determining whether a U.S. Holder owns 10% or more of the total combined voting power of all classes of Vickers securities entitled to vote or 10% or more of the total value of all classes of Vickers securities for U.S. federal income tax purposes, and all U.S. Holders are urged to consult their tax advisors with respect to these attribution rules.
A U.S. Shareholder’s all earnings and profits amount with respect to its Vickers Ordinary Shares is the net positive earnings and profits of the corporation (as determined under Treasury Regulation Section 1.367(b)-2(d)(2)) attributable to the Vickers Ordinary Shares (as determined under Treasury Regulation Section 1.367(b)-2(d)(3)) but without regard to any gain that would be realized on a sale or exchange of such Vickers Ordinary Shares.
Accordingly, under Treasury Regulation Section 1.367(b)-3(b)(3), a U.S. Shareholder will be required to include in income as a deemed dividend the all earnings and profits amount (as defined in Treasury Regulation Section 1.367(b)-2(d)) with respect to its Vickers Ordinary Shares as a result of the Domestication. Any such U.S. Shareholder that is a corporation may, under certain circumstances, effectively be exempt from taxation on a portion or all of the deemed dividend pursuant to Section 245A of the Code. See

“— Passive Foreign Investment Company Status” for a discussion of whether the amount of inclusion under Section 367(b) of the Code should be reduced by amounts required to be taken into account by a Non-Electing Shareholder under the proposed Treasury Regulations under Section 1291(f) of the Code.
B. U.S. Holders Who Own Less Than 10 Percent of the Voting Power and Value of Vickers
A U.S. Holder that on the day of the Domestication beneficially owns (directly, indirectly or constructively) Vickers Ordinary Shares with a fair market value of $50,000 or more but less than (i) ten percent (10%) of the total combined voting power of all classes of Vickers Ordinary Shares entitled to vote and (ii) ten percent (10%) of the total value of all classes of Vickers Ordinary Shares must either recognize gain with respect to the Domestication or, in the alternative, elect to recognize the “all earnings and profits” amount, in each case as described below.
Unless a U.S. Holder makes the “all earnings and profits election” as described below, such holder generally must recognize gain (but not loss) with respect to New Scilex Common Stock received in exchange for its Vickers Ordinary Shares pursuant to the Domestication. Any such gain would be equal to the excess of the fair market value of such New Scilex Common Stock received over the U.S. Holder’s adjusted tax basis in the Vickers Ordinary Shares surrendered in exchange therefor. Subject to the PFIC rules discussed below, such gain would be capital gain, and should be long-term capital gain if the U.S. Holder held the Vickers Ordinary Shares for longer than one year.
In lieu of recognizing any gain as described in the preceding paragraph, a U.S. Holder may elect to include in income the all earnings and profits amount attributable to its Vickers Ordinary Shares under Section 367(b). There are, however, strict conditions for making this election, as enumerated in the Treasury Regulations.
U.S. Holders are strongly urged to consult with their own tax advisors regarding whether to make this election and if the election is determined to be advisable, the appropriate filing requirements with respect to this election. See “— Passive Foreign Investment Company Status” for a discussion of whether the amount of inclusion under Section 367(b) of the Code should be reduced by amounts required to be taken into account by a Non-Electing Shareholder under the proposed Treasury regulations under Section 1291(f) of the Code.
A U.S. Holder (who is not a U.S. Shareholder) that beneficially owns (directly, indirectly or constructively) Vickers Ordinary Shares with a fair market value of less than $50,000 would not be required to recognize any gain or loss or include any part of the all earnings and profits amount in income under Section 367(b) of the Code in connection with the Domestication.
If the Domestication Does Not Qualify as a Reorganization
If the Domestication fails to qualify as a reorganization, and subject to the PFIC rules discussed below under the heading “— Passive Foreign Investment Company Status,” a U.S. Holder that exchanges its Vickers securities for Domesticated Vickers securities in the Domestication will recognize gain or loss equal to the difference between (i) the fair market value of the Domesticated Vickers securities received and (ii) the U.S. Holder’s adjusted tax basis in the Vickers securities exchanged therefor. A U.S. Holder’s aggregate tax basis in the Domesticated Vickers securities received will be the fair market value of the Domesticated Vickers securities on the date of the Domestication. The U.S. Holder’s holding period for the Domesticated Vickers securities received pursuant to the Domestication will begin on the day after the date of the Domestication.
Such gain or loss will be a capital gain or loss and will be a long-term capital gain or loss if the U.S. Holder’s holding period for the Vickers securities exceeds one year at the time of the Domestication. Long-term capital gains recognized by non-corporate U.S. Holders, including individuals, currently are subject to reduced rates of U.S. federal income taxation. The deductibility of capital losses is subject to limitations under the Code. Any such gain or loss recognized by a U.S. Holder will generally be treated as U.S. source gain or loss.
U.S. Holders should consult their own tax advisors as to the particular consequences to them of the exchange of Vickers securities for Domesticated Vickers securities pursuant to the Domestication, the qualification of the Domestication as a reorganization, and the application of Section 367(b) to the Domestication.

Passive Foreign Investment Company Status
Even if the Domestication qualifies as a reorganization, the Domestication may be a taxable event to U.S. Holders of Vickers securities under the PFIC provisions of the Code, to the extent that Section 1291(f) of the Code applies. Because Vickers is a blank check company with no current active operating business, based upon the composition of its income and assets, and upon a review of its financial statements, Vickers believes that it likely was a PFIC for its most recent taxable year ended on December 31, 2021, and will likely be considered a PFIC for its current taxable year which ends as a result of the Domestication.
Definition and General Taxation of a PFIC
A non-U.S. corporation will be classified as a PFIC for any taxable year (a) if at least 75% of its gross income consists of passive income, such as dividends, interest, rents and royalties (except for rents and royalties earned in the active conduct of a trade or business), and gains on the disposition of property that produces such income, or (b) if at least 50% of the fair market value of its assets (determined on the basis of a quarterly average) is attributable to assets that produce, or are held for the production of, passive income (including for these purposes its pro rata share of the gross income and assets of any corporation (and, if certain proposed Treasury Regulations are applied, partnerships) in which it is considered to own at least 25% of the interest, by value). The determination of whether a foreign corporation is a PFIC is made annually.
If Vickers is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of Vickers securities and, in the case of Vickers Ordinary Shares, the U.S. Holder did not make either (a) a timely qualified election fund (“QEF”) election under Section 1295 of the Code for Vickers’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Vickers Ordinary Shares or (b) a QEF election along with a “purging election,” both of which are discussed further below, such holder generally will be subject to special rules with respect to:
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any gain recognized by the U.S. Holder on the sale or other disposition of its Vickers securities (including a redemption treated as a sale or exchange); and

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any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Vickers Ordinary Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Vickers Ordinary Shares).

Under these rules,
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the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Vickers securities;

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the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of Vickers’s first taxable year in which it qualified as a PFIC, will be taxed as ordinary income;

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the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

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the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In general, if Vickers is determined to be a PFIC, a U.S. Holder may avoid the PFIC tax consequences described above with respect to its Vickers Ordinary Shares by making a timely QEF election (or a QEF election along with a purging election), as described below. Pursuant to the QEF election, a U.S. Holder will be required to include in income its pro rata share of Vickers’s net capital gain (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, whether or not distributed, in the taxable year of the U.S. Holder in which or with which Vickers’s taxable year ends.

Impact of PFIC Rules on Certain U.S. Holders
The impact of the PFIC rules on a U.S. Holder of Vickers securities will depend on whether the U.S. Holder has made a timely and effective election to treat Vickers as a QEF, for Vickers’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Vickers Ordinary Shares, or if the U.S. Holder made an effective QEF election along with a “purging election,” as discussed below. A U.S. Holder’s ability to make an effective QEF election with respect to Vickers is contingent upon, among other things, the provision by Vickers of certain information that would enable the U.S. Holder to make and maintain a QEF election. A U.S. Holder that made a timely and effective QEF election for Vickers’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Vickers Ordinary Shares, or that made a QEF election along with a purging election, as discussed below, is hereinafter referred to as an “Electing Shareholder.” A U.S. Holder that did not make a timely and effective QEF election for Vickers’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Vickers Ordinary Shares, or that did not make a QEF election along with a purging election, is hereinafter referred to as a “Non-Electing Shareholder.”
As indicated above, if a U.S. Holder of Vickers Ordinary Shares has not made a timely and effective QEF election with respect to Vickers’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Vickers Ordinary Shares, such U.S. Holder generally may nonetheless qualify as an Electing Shareholder by filing on a timely filed U.S. income tax return (including extensions) a QEF election and a purging election to recognize under the rules of Section 1291 of the Code any gain that it would otherwise recognize if the U.S. Holder sold its Vickers Ordinary Shares for their fair market value on the “qualification date.” The qualification date is the first day of Vickers’s tax year in which Vickers qualifies as a QEF with respect to such U.S. Holder. The purging election can only be made if such U.S. Holder held Vickers Ordinary Shares on the qualification date. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will increase the adjusted tax basis in its Vickers Ordinary Shares by the amount of the gain recognized and will also have a new holding period in the Vickers Ordinary Shares for purposes of the PFIC rules.
A U.S. Holder may not make a QEF election with respect to its Warrants. As a result, if a U.S. Holder of Warrants sells or otherwise disposes of such warrants, any gain recognized will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above, if Vickers were a PFIC at any time during the period the U.S. Holder held the Warrants.
U.S. Holders that hold (or are deemed to hold) stock of a foreign corporation that qualifies as a PFIC may elect to annually mark such stock to its market value if such stock is regularly traded on a national securities exchange that is registered with the SEC or certain foreign exchanges or markets of which the IRS has approved (a “mark-to-market election”). Nasdaq currently is considered to be an exchange that would allow a U.S. Holder to make a mark-to-market election. U.S. Holders are urged to consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to their Vickers Ordinary Shares under their particular circumstances.
Effect of PFIC Rules on the Domestication
Even if the Domestication qualifies as a reorganization, Section 1291(f) of the Code requires that, to the extent provided in regulations, a U.S. person that disposes of stock of a PFIC (including warrants and rights to acquire stock of a PFIC) must recognize gain notwithstanding any other provision of the Code. No final Treasury Regulations are in effect under Section 1291(f). Proposed Treasury Regulations under Section 1291(f) (the “Proposed Regulations”) were promulgated in 1992, with a retroactive effective date once they become finalized. If finalized in their present form, the Proposed Regulations would require taxable gain recognition by a Non-Electing Shareholder with respect to its exchange of Vickers securities for Domesticated Vickers securities in the Domestication if Vickers were classified as a PFIC at any time during such U.S. Holder’s holding period in Vickers securities. Any such gain would be treated as an “excess distribution” made in the year of the Domestication and subject to the special tax and interest charge rules discussed above under “— Passive Foreign Investment Company Status — Definition and General Taxation of a PFIC.” In addition, the Proposed Regulations would provide coordinating rules with Section 367(b) of the Code, whereby, if the gain recognition rule of the Proposed Regulations applied to a disposition of PFIC stock that results from a transfer with respect to which Section 367(b) requires the shareholder to recognize gain or include an amount in income as a distribution under Section 301 of the Code, the gain realized on the transfer is taxable as an excess distribution under Section 1291 of the Code, and the excess, if any, of the amount to be included in income under Section 367(b) over the gain realized under Section 1291 is taxable as provided under Section 367(b). See “— U.S. Holders — U.S. Federal Income Tax Consequences of the Domestication to U.S. Holders of Vickers Securities — If the Domestication Qualifies as a Reorganization  — Effect of Section 367 of the Code on U.S. Holders of Vickers Ordinary Shares.” The Proposed Regulations should not apply to an Electing Shareholder with respect to its Vickers Ordinary Shares for which a timely QEF election, a QEF election along with a purging election, or mark-to-market election is made. An Electing Shareholder may, however, be subject to the rules discussed below under the section entitled “— U.S. Holders — U.S. Federal Income Tax Consequences of the Domestication to U.S. Holders of Vickers Securities — If the Domestication Qualifies as a Reorganization — Effect of Section 367 of the Code on U.S. Holders of Vickers Ordinary Shares.”
The rules dealing with PFICs and with the QEF election and purging election (or a mark-to-market election) are very complex and are affected by various factors in addition to those described above. Accordingly, a U.S. Holder of Vickers securities should consult its own tax advisor concerning the application of the PFIC rules to such securities under such holder’s particular circumstances.
U.S. Federal Income Tax Consequences of Ownership and Disposition of New Scilex Common Stock
The following discussion is a summary of certain material U.S. federal income tax consequences of the ownership and disposition of New Scilex Common Stock to U.S. Holders who receive such New Scilex Common Stock pursuant to the Business Combination.
Distributions on New Scilex Common Stock
The gross amount of any distribution on New Scilex Common Stock that is made out of New Scilex’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be taxable to a U.S. Holder as ordinary dividend income on the date such distribution is actually or constructively received by such U.S. Holder. Any such dividends paid to corporate U.S. Holders generally will qualify for the dividends received deduction if the requisite holding period is satisfied. Subject to applicable requirements and limitations, dividends paid to a non-corporate U.S. Holder generally will constitute “qualified dividends” that will be subject to tax at the preferential tax rate accorded to long-term capital gains.
Non-corporate U.S. Holders that do not meet a minimum holding period requirement or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation applicable to qualified dividends. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met.
To the extent that the amount of any distribution made by New Scilex on the New Scilex Common Stock exceeds New Scilex’s current and accumulated earnings and profits for a taxable year (as determined under U.S. federal income tax principles), the distribution will first be treated as a tax-free return of capital, causing a reduction (but not below zero) in the adjusted basis of the U.S. Holder’s New Scilex Common Stock, and to the extent the amount of the distribution exceeds the U.S. Holder’s tax basis, the excess will be taxed as capital gain recognized on a sale or exchange as described below under “— Sale, Exchange, or Other Taxable Disposition of New Scilex Common Stock.”
Sale, Exchange, or Other Taxable Disposition of New Scilex Common Stock
A U.S. Holder will generally recognize gain or loss on any sale, exchange, or other taxable disposition of New Scilex Common Stock, including on a redemption that is treated as a sale or exchange under Section 302 of the Code, in an amount equal to the difference between the amount realized on the disposition and such U.S. Holder’s adjusted tax basis in such New Scilex Common Stock. Any gain or loss recognized by a U.S. Holder on a taxable disposition of New Scilex Common Stock will generally be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period in the New Scilex Common Stock exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains recognized by non-corporate U.S. Holders (including individuals). The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder on the sale or exchange of New Scilex Common Stock will generally be treated as U.S. source gain or loss.
Certain U.S. Federal Income Tax Consequences to U.S. Holders of Vickers Securities of Exercising Redemption Rights
Subject to the PFIC rules discussed above under the heading “— U.S. Holders — Passive Foreign Investment Company Status,” in the event that a U.S. Holder elects to redeem its Vickers Ordinary Shares for cash prior to the Domestication, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale or exchange of the Vickers Ordinary Shares under Section 302 of the Code or is treated as a corporate distribution under Section 301 of the Code with respect to the U.S. Holder. If the redemption qualifies as a sale or exchange of the Vickers Ordinary Shares, the U.S. Holder will be treated as recognizing capital gain or loss equal to the difference between the amount realized on the redemption and such U.S. Holder’s adjusted tax basis in the Vickers Ordinary Shares surrendered in such redemption transaction. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the Vickers Ordinary Shares redeemed exceeds one year. It is unclear, however, whether the redemption rights with respect to the Vickers Ordinary Shares may suspend the running of the applicable holding period for this purpose. Long term capital gain realized by a non-corporate U.S. Holder is currently taxed at a reduced rate. The deductibility of capital losses is subject to limitations.
Subject to the PFIC rules discussed above under the heading “— U.S. Holders — Passive Foreign Investment Company Status,” if the redemption does not qualify as a sale or exchange of Vickers Ordinary Shares, the U.S. Holder will be treated as receiving a corporate distribution. Such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from Vickers’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in the Vickers Ordinary Shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the Vickers Ordinary Shares. Dividends paid to a U.S. Holder that is a taxable corporation generally will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations) and provided certain holding period requirements are met, dividends paid to a non-corporate U.S. Holder generally will constitute “qualified dividends” that will be subject to tax at the preferential tax rate accorded to long-term capital gains if the Vickers Ordinary Shares are readily tradable on an established securities market in the United States and we are not a PFIC for the taxable year in which the dividend was paid or in the previous year. However, it is unclear whether the redemption rights with respect to the Vickers Ordinary Shares may prevent a U.S. Holder from satisfying the applicable holding period requirements with respect to the preferential tax rate on qualified dividend income.
Whether a redemption qualifies for sale or exchange treatment will depend largely on the total number of Vickers Ordinary Shares treated as held by the U.S. Holder (including any Vickers Ordinary Shares constructively owned by the U.S. Holder, as discussed below) relative to all of the shares of Vickers Ordinary Shares outstanding both before and after the redemption. The redemption of Vickers Ordinary Shares generally will be treated as a sale or exchange of the Vickers Ordinary Shares (rather than as a corporate distribution) if the redemption (i) is “substantially disproportionate” with respect to the U.S. Holder, (ii) results in a “complete termination” of the U.S. Holder’s interest in Vickers or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests are explained more fully below.
In determining whether any of the foregoing tests are satisfied, a U.S. Holder takes into account not only the Vickers Ordinary Shares actually owned by the U.S. Holder, but also shares of Vickers Ordinary Shares that are constructively owned by it. A U.S. Holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any stock the U.S. Holder has a right to acquire by exercise of an option, which would generally include Vickers Ordinary Shares which could be acquired pursuant to the exercise of the Warrants. In order to meet the substantially disproportionate test, (i) the percentage of our outstanding voting stock actually and constructively owned by the U.S. Holder immediately following the redemption of Vickers Ordinary Shares must be less than 80% of the percentage of our outstanding voting stock actually and constructively owned by the U.S. Holder immediately before the redemption, (ii) the U.S. Holder’s percentage ownership (including constructive ownership) of our outstanding stock (both voting and nonvoting) immediately after the redemption must be less than 80% of such percentage ownership (including constructive ownership) immediately before the redemption; and (iii) the U.S. Holder must own (including constructive ownership), immediately after the redemption, less than 50% of the total combined voting power of all classes of our stock entitled to vote. There will be a complete termination of a U.S. Holder’s interest if either (i) all of the shares of the Vickers Ordinary Shares actually and constructively owned by the U.S. Holder are redeemed or (ii) all of the shares of the Vickers Ordinary Shares actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the U.S. Holder does not constructively own any other Vickers Ordinary Shares. The redemption of the Vickers Ordinary Shares will not be essentially equivalent to a dividend if a U.S. Holder’s redemption results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in Vickers. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in Vickers will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder should consult with its own tax advisors as to the tax consequences of a redemption.
If none of the foregoing tests is satisfied, then the redemption will be treated as a corporate distribution. After the application of those rules regarding corporate distributions, any remaining tax basis of the U.S. Holder in the redeemed Vickers Ordinary Shares will be added to the U.S. Holder’s adjusted tax basis in its remaining Vickers Ordinary Shares, or if it has none, to the U.S. Holder’s adjusted tax basis in its Warrants or possibly in other Vickers Ordinary Shares constructively owned by it. Shareholders who hold different blocks of Vickers Ordinary Shares (generally, shares of Vickers purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.
All U.S. Holders are urged to consult their tax advisors as to the tax consequences to them of a redemption of all or a portion of their Vickers Ordinary Shares pursuant to an exercise of redemption rights.
Non-U.S. Holders
U.S. Federal Income Tax Consequences of Ownership and Disposition of New Scilex Common Stock
The following discussion is a summary of certain material U.S. federal income tax consequences of the ownership and disposition of New Scilex Common Stock to Non-U.S. Holders who receive such New Scilex Common Stock pursuant to the Business Combination
Distributions on New Scilex Common Stock
Distributions of cash or property to a Non-U.S. Holder in respect of New Scilex Common Stock will generally constitute dividends for U.S. federal income tax purposes to the extent paid from New Scilex’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds New Scilex’s current and accumulated earnings and profits, the excess will generally be treated first as a tax-free return of capital to the extent of the Non-U.S. Holder’s adjusted tax basis in the New Scilex Common Stock. Any remaining excess will be treated as capital gain and will be treated as described below under “— Sale, Exchange, or Other Taxable Disposition of New Scilex Common Stock.”
Dividends paid to a Non-U.S. Holder of New Scilex Common Stock generally will be subject to withholding of U.S. federal income tax at a 30% rate, unless such Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate as described below. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment or fixed base of the Non-U.S. Holder) are not subject to such withholding tax, provided certain certification and disclosure requirements are satisfied (generally by providing an IRS Form W-8ECI). Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.
A Non-U.S. Holder of New Scilex Common Stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete the applicable IRS Form W-8 and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if the shares of New Scilex Common Stock are held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain Non-U.S. Holders that are pass-through entities rather than corporations or individuals.
A Non-U.S. Holder of New Scilex Common Stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders are urged to consult their own tax advisors regarding their entitlement to the benefits under any applicable income tax treaty.
Sale, Exchange, or Other Taxable Disposition of New Scilex Common Stock
Subject to the discussion of backup withholding and FATCA below, any gain realized by a Non-U.S. Holder on the taxable disposition of New Scilex Common Stock, including on a redemption that is treated as a sale or exchange under Section 302 of the Code, generally will not be subject to U.S. federal income tax unless:
•
the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment or fixed base of the Non-U.S. Holder);

•
the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more in the taxable year of the disposition, and certain other conditions are met; or

•
we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the Non-U.S. Holder’s holding period for such New Scilex Common Stock, and either (A) shares of New Scilex Common Stock are not considered to be regularly traded on an established securities market or (B) such Non-U.S. Holder has owned or is deemed to have owned, at any time during the shorter of the five-year period preceding such disposition and such Non-U.S. Holder’s holding period more than 5% of the outstanding shares of New Scilex Common Stock. There can be no assurance that shares of New Scilex Common Stock will be treated as regularly traded on an established securities market for this purpose.

A non-corporate Non-U.S. Holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. An individual Non-U.S. Holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by certain United States source capital losses, even though the individual is not considered a resident of the United States, provided that the individual has timely filed U.S. federal income tax returns with respect to such losses. If a Non-U.S. Holder that is a corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% (or such lower rate as may be specified by an applicable income tax treaty) of its effectively connected earnings and profits, subject to adjustments.
If the last bullet point immediately above applies to a Non-U.S. Holder, gain recognized by such Non-U.S. Holder on the sale, exchange or other disposition of New Scilex Common Stock generally will be subject to tax at generally applicable U.S. federal income tax rates. In addition, a buyer may be required to withhold U.S. income tax at a rate of 15% of the amount realized upon such disposition. We believe that we are not and have not been at any time since our formation a U.S. real property holding corporation and we do not expect to be a U.S. real property holding corporation immediately after the Business Combination is completed. However, such determination is factual in nature and subject to change, and no assurance can be provided as to whether we are or will be a U.S. real property holding corporation with respect to a Non-U.S. Holder following the Business Combination or at any future time.
Information Reporting and Backup Withholding
We generally must report annually to the IRS and to each holder the amount of cash dividends and certain other distributions we pay to such holder on such holder’s New Scilex Common Stock and the amount of tax, if any, withheld with respect to those distributions. In the case of a Non-U.S. Holder, copies of the information returns reporting those distributions and withholding also may be made available to the tax authorities in the country in which the Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty or agreement. Information reporting is also generally required with respect to proceeds from the sales and other dispositions of Domesticated Vickers securities or through the U.S. office (and in certain cases, the foreign office) of a broker. In addition, certain information concerning a U.S. Holder’s adjusted tax basis in its New Scilex Common Stock and adjustments to that tax basis and whether any gain or loss with respect to such securities is long-term or short-term also may be required to be reported to the IRS.
Moreover, backup withholding of U.S. federal income tax at a rate of 24% generally will apply to cash distributions made on New Scilex Common Stock, and the proceeds from sales and other dispositions of Domesticated Vickers securities by, a U.S. Holder (other than an exempt recipient) who:
•
fails to provide an accurate taxpayer identification number;

•
is notified by the IRS that backup withholding is required; or

•
in certain circumstances, fails to comply with applicable certification requirements.

A Non-U.S. Holder generally may eliminate the requirement for information reporting (other than with respect to distributions, as described above) and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.
Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedures for obtaining an exemption from backup withholding in their particular circumstances.
Foreign Account Tax Compliance Act
Under sections 1471 to 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred to as the “Foreign Account Tax Compliance Act” or “FATCA”) a 30% withholding tax generally applies with respect to certain dividends in respect of and, subject to the proposed Treasury Regulations described below, gross proceeds from a sale or disposition of, securities which are held by or through certain foreign financial institution (including investment funds), unless any such institution (a) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (b) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and the applicable foreign country may modify these requirements. Accordingly, the entity through which Vickers securities are held will affect the determination of whether such withholding is required.

Similarly, dividends in respect of, and (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, New Scilex Common Stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which will in turn be provided to the U.S. Department of Treasury.
Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends. While withholding under FATCA generally would also apply to payments of gross proceeds from the sale or other disposition of securities (including New Scilex Common Stock), proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued. All holders should consult their tax advisors regarding the possible implications of FATCA on their investment in Domesticated Vickers securities.

SELECTED HISTORICAL FINANCIAL DATA OF VICKERS
The following selected statements of operations data for the year ended December 31, 2021 and the period from February 21, 2020 (inception) through December 31, 2020 and balance sheet data as of December 31, 2021 and 2020 have been derived from Vickers’s audited financial statements included elsewhere in this proxy statement/prospectus.
The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should read the selected financial data presented below in conjunction with the section of this proxy statement/prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Vickers” and Vickers’s audited financial statements and the related notes included elsewhere in this proxy statement/prospectus.
Statements of Operations Data:	For the Year Ended December 31, 2021	For the Period from February 21, 2020 (inception) through December 31, 2020	For the Three Months Ended March 31,
			2022	2021
Operating and Formation Costs	$1,005,498	$(6,276)	$320,415	$165,156
Loss from operations	(1,005,498)	(6,276)	(320,415)	(165,156)
Total other (expense) income, net	1,788,935	—	(485,807)	1,494,009
Net income (loss)	783,438	(6,276)	(806,222)	1,328,853
Basic weighted average ordinary shares outstanding	16,820,548	3,000,000	17,250,000	15,508,333
Basic net income (loss) per ordinary share(1)	0.05	(0.00)	(0.05)	0.09
Diluted weighted average ordinary shares outstanding	16,834,110	3,000,000	17,250,000	15,508,333
Diluted net income (loss) per ordinary share	0.05	(0.00)	(0.05)	0.09
Balance Sheet Data:	As of December 31, 2021	As of December 31, 2020	As of March 31, 2022
Working capital	$303,753	$(150,249)	$483,338
Trust Account	139,410,739	—	140,447,694
Total assets	139,923,196	199,484	140,972,035
Total liabilities	9,240,295	180,760	5,190,000
Value of Vickers Ordinary Shares subject to redemption	139,380,000	—	140,415,000
Shareholders’ equity (deficit)	(8,697,099)	18,724	(10,538,321)

(1)
At December 31, 2020, excludes an aggregate of up to 450,000 ordinary shares that were subject to forfeiture.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF SCILEX
The following selected consolidated statements of operations data for the years ended December 31, 2021, 2020 and 2019 and the selected consolidated balance sheet data as of December 31, 2021 and 2020 have been derived from Scilex’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus. The following selected consolidated statements of operations data for the three months ended March 31, 2022 and 2021 and the selected consolidated balance sheet data as of March 31, 2022 have been derived from Scilex’s unaudited consolidated financial statements included elsewhere in this proxy statement/prospectus. Scilex’s unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting of normal recurring adjustments and accruals, necessary for a fair statement of the information for the interim periods.
The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should read the following selected financial information presented below in conjunction with the section of this proxy statement/prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Scilex” and Scilex’s consolidated financial statements and the related notes included elsewhere in this proxy statement/prospectus.
	Year Ended December 31,			Three Months Ended March 31,
(in thousands, except for per share amounts)	2021	2020	2019	2022	2021
Statements of Operations Data:
Net revenue	$31,317	$23,560	$21,033	$6,812	$5,517
Operating costs and expenses:
Cost of revenue	3,634	2,149	5,802	1,144	852
Research and development	9,201	9,961	10,216	2,631	2,719
Acquired in-process research and development	—	—	75,301	—	—
Selling, general and administrative	50,582	42,970	64,696	10,908	12,341
Intangible amortization	3,738	3,738	3,713	935	935
Total operating costs and expenses	67,155	58,818	159,728	15,618	16,847
Loss from operations	(35,838)	(35,258)	(138,695)	(8,806)	(11,330)
Other (income) expense:
Loss (gain) on derivative liability	300	(800)	23,300	(7,500)	(2,200)
Loss on debt extinguishment, net	12,463	—	—	4,799	7,070
Scilex Pharma Notes principal increase	28,000	—	—	—	—
Interest expense	11,764	13,116	16,889	3,031	2,862
Interest income	—	—	(460)	—	—
Loss (gain) on foreign currency exchange	54	(2)	168	4	2
Total other expense	52,581	12,314	39,897	334	7,734
Loss before income taxes	(88,419)	(47,572)	(178,592)	(9,140)	(19,064)
Income tax expense (benefit)	5	(53)	2	3	5
Net loss	$(88,424)	$(47,519)	$(178,594)	$(9,143)	$(19,069)
Net loss per share – basic and diluted	$(0.45)	$(0.24)	$(0.95)	$(0.05)	$(0.10)
Weighted average number of shares during the period – basic and diluted	197,266	197,315	187,524	197,516	197,266

	December 31,		As of March 31,
(in thousands)	2021	2020	2022
Balance Sheet Data:
Cash and cash equivalents	$4,338	$4,839	$33,567
Total assets	77,932	81,504	109,965
Long-term debt, net of discount	72,037	92,255	76,802
Total stockholders’ deficit	(223,876)	(141,683)	(231,568)
Accumulated deficit	(352,550)	(264,126)	(361,693)
Net negative working capital(1)	(146,417)	(56,056)	(120,940)

(1)
Net working capital is equal to the difference between Scilex’s current assets and current liabilities.

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following summary unaudited pro forma condensed combined financial information (the “Summary Pro Forma Information”) presents the combination of the financial information of Vickers and Scilex after giving effect to the transactions contemplated by the Merger Agreement, including the Business Combination, and related adjustments further described in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”
The summary unaudited pro forma condensed combined balance sheet data as of March 31, 2022 gives effect to the Business Combination as if it had occurred on March 31, 2022. The summary unaudited pro forma condensed combined statement of operations data for the three months ended March 31, 2022 and the year ended December 31, 2021 give effect to the Business Combination as if it had occurred on January 1, 2021.
The unaudited pro forma condensed combined financial information is based on, and should be read in conjunction with:
•
the accompanying notes to the unaudited pro forma condensed combined financial information;

•
the audited historical financial statements and the unaudited historical financial statements of each of Vickers and Scilex as of and for the year ended December 31, 2021, and as of and for the three months ended March 31, 2022, respectively, and the related notes thereto, in each case, included elsewhere in this proxy statement/prospectus; and

•
other information relating to Vickers and Scilex contained in this proxy statement/prospectus, including the disclosures contained in the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Vickers” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Scilex.”

The Summary Pro Forma Information has been presented for informational purposes only and is not necessarily indicative of what the post-combination company’s financial position or results of operations actually would have been had the Business Combination been completed as of the dates indicated. In addition, the Summary Pro Forma Information does not purport to project the future financial position or operating results of the post-combination company.
The summary unaudited pro forma condensed combined information assumes that Vickers’s public shareholders approve the proposed Business Combination. Vickers’s public shareholders may elect to redeem their Vickers Ordinary Shares for cash even if they approve the proposed Business Combination. Vickers cannot predict how many of its public shareholders will exercise their right to have their public shares redeemed for cash. As a result, Vickers has elected to provide the unaudited pro forma condensed combined financial information under three different redemption scenarios as described below.

•
Assuming No Redemption:   This scenario assumes that no Vickers public shareholders exercise their right to redeem any of their Vickers Ordinary Shares for a pro rata portion of the funds in the Trust Account, and thus the full amount held in the Trust Account as of the Closing is available for the Business Combination. The no redemption scenario is based on the number of shares outstanding as of the date of this proxy statement/prospectus.

•
Assuming Interim Redemption:   This scenario assumes that 5,835,837 Vickers Ordinary Shares (60% of the issued and outstanding Vickers Ordinary Shares as of the date of this proxy statement/prospectus) are redeemed at approximately $10.29 per share for an aggregate payment of $60,052,533 to be redeemed out of the Trust Account. For the interim redemption scenario, the 60% redemption rate is assessed as a mid-point between a no redemption and maximum redemption scenario where Vickers public shareholders exercise their redemption rights with respect to the Vickers Ordinary Shares. Scilex selected a 60% redemption rate based on input from its financial advisors regarding market trends for similar transactions.

•
Assuming Maximum Redemption:   This scenario assumes that all 9,726,395 Vickers Ordinary Shares held by Vickers public shareholders are redeemed for an aggregate payment of $100,087,555 out of the Trust Account as of the date of this proxy statement/prospectus, which is derived from the number of Vickers Ordinary Shares that could be redeemed in connection with the Business Combination at an assumed redemption price of approximately $10.29 per share based on the Trust Account balance as of the date of this proxy statement/prospectus. In the event that Vickers's public shareholders exercise redemption rights that result in the redemption of 75% or more of the issued and outstanding Vickers Ordinary Shares, the Sponsors agreed to be subject to a 40% forfeiture of Private Placement Warrants held by each Sponsor immediately prior to Closing. This scenario also assumes 40% of the value of the outstanding Private Placement Warrants are forfeited.
The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and do not necessarily reflect what the combined financial condition or results of operations would have been had the Business Combination occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of the combined companies. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed.
(in thousands, except share and per share amounts)	No Redemption Scenario	Interim Redemption Scenario	Maximum Redemption Scenario
Statement of Operations Data
Three Months Ended March 31, 2022
Net revenue	$6,812	$6,812	$6,812
Net loss	$(9,631)	$(9,631)	$(9,631)
Weighted average shares outstanding of Vickers common stock, basic and diluted	138,890,635	133,054,798	129,164,240
Net loss per share of Vickers common stock, basic and diluted	$(0.07)	$(0.07)	$(0.07)
Balance Sheet Data as of March 31, 2022
Total assets	$201,256	$141,203	$103,763
Total liabilities	$349,153	$349,153	$350,243
Total stockholders’ deficit	$(147,897)	$(207,950)	$(246,480)
(in thousands, except share and per share amounts)	No Redemption Scenario	Interim Redemption Scenario	Maximum Redemption Scenario
Statement of Operations Data
Year Ended December 31, 2021
Net revenue	$31,317	$31,317	$31,317
Net loss	$(87,364)	$(87,500)	$(92,330)
Weighted average shares outstanding of Vickers common stock, basic and diluted	138,890,635	133,054,798	129,164,240
Net loss per share of Vickers common stock, basic and diluted	$(0.63)	$(0.66)	$(0.71)

TRADING MARKET AND DIVIDENDS
Vickers
Ticker Symbol and Market Price
The Units, Vickers Ordinary Shares and Public Warrants are each listed on Nasdaq under the symbols “VCKAU,” “VCKA,” and “VCKAW,” respectively.
The closing prices of the Units, Vickers Ordinary Shares and Public Warrants on March 16, 2022, the last trading day before announcement of the execution of the Merger Agreement, were $10.22, $10.15 and $0.21, respectively. As of        , 2022, the record date for the Meeting, the closing prices for each Unit, Vickers Ordinary Share and Public Warrant were $       , $        and $       , respectively.
Holders
As of        , 2022, there were         holders of record of the Units,         holders of record of the Vickers Ordinary Shares and         holders of record of the Public Warrants. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose Units, Vickers Ordinary Shares and Public Warrants are held of record by banks, brokers and other financial institutions.
Dividend Policy
Vickers has not paid any cash dividends on Vickers Ordinary Shares to date and does not intend to pay cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon New Scilex’s revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. The payment of any dividends subsequent to the Business Combination will be within the discretion of the New Scilex Board. Further, if New Scilex incurs any indebtedness in connection with the Business Combination, New Scilex’s ability to declare dividends may be limited by restrictive covenants New Scilex has agreed to in connection therewith.
Scilex
There is no public market for shares of Scilex Common Stock.

BUSINESS OF VICKERS
Unless the context otherwise requires, for purposes of this section, the terms “we,” “us,” “our,” “the Company” or “Vickers” refer to Vickers Vantage Corp. I prior to the consummation of the Business Combination.
Overview
Vickers was incorporated as a Cayman Islands exempted company on February 21, 2020 and shall migrate to and domesticate as a Delaware corporation prior to the Closing. Vickers was formed for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. Vickers’s Current Charter provides that it will continue in existence only until January 11, 2023. If Vickers is unable to complete its initial business combination by such date, it will (i) cease all operations except for the purpose of winding up and (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding Vickers Ordinary Shares at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including any interest not previously released to Vickers (net of taxes payable), divided by the number of then outstanding Vickers Ordinary Shares, which redemption will completely extinguish public shareholders’ rights as holders of Vickers Ordinary Shares (including the right to receive further liquidation distributions, if any), subject to applicable law. As promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the Vickers Board, Vickers will dissolve and liquidate, subject to its obligations under the laws of the Cayman Islands to provide for claims of creditors and the requirements of other applicable law.
Trust Account
Following the closing of the IPO on January 11, 2021 and the underwriters’ exercise of over-allotment option, $139,380,000 from the net proceeds of the sale of the Units in the IPO and the sale of the Private Placement Warrants was placed in a Trust Account maintained by Continental, acting as trustee (the “Trust Account”). The funds held in the Trust Account are and will be invested only in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, so that Vickers is not deemed to be an investment company under the Investment Company Act. Except with respect to interest earned on the funds held in the Trust Account that may be released to Vickers to pay its income or other tax obligations, the proceeds will not be released from the Trust Account until the earlier of the completion of a Business Combination or the redemption of 100% of the outstanding Vickers Ordinary Shares if Vickers has not completed a Business Combination in the required time period. The proceeds held in the Trust Account may be used as consideration to pay the sellers of a target business with which Vickers completes a Business Combination along with the expenses associated with the Business Combination. Any amounts not paid as consideration to the sellers of the target business may be used to finance operations of the target business.
Business Combination Activities
On March 17, 2022, we entered into the Merger Agreement. As a result of the consummation of the transactions contemplated thereunder, Scilex will become our wholly owned subsidiary, and we will change our name to “Scilex Holding Company.” In the event that the Business Combination is not consummated by January 11, 2023, our corporate existence will cease and we will distribute the proceeds held in the Trust Account to our public shareholders unless we obtain prior approval of our shareholders to amend the Current Charter.
Redemption Rights
Our shareholders (except the Initial Shareholders) will be entitled to redeem their public shares for a pro rata share of the Trust Account (currently anticipated to be no less than approximately $10.29 per Vickers Ordinary Share for shareholders) net of taxes payable. The Initial Shareholders do not have redemption rights with respect to any Vickers Ordinary Shares owned by them, directly or indirectly.

Automatic Dissolution and Subsequent Liquidation of Trust Account if No Business Combination
If Vickers does not complete a business combination by January 11, 2023, it will trigger its automatic winding up, dissolution and liquidation pursuant to the terms of the Current Charter. As a result, this has the same effect as if Vickers had formally gone through a voluntary liquidation procedure under the laws of the Cayman Islands. Accordingly, no vote would be required from Vickers’s shareholders to commence such a voluntary winding up, dissolution and liquidation. If Vickers is unable to consummate its initial business combination by such date, it will, as promptly as possible but not more than ten business days thereafter, redeem 100% of outstanding Vickers Ordinary Shares for a pro rata portion of the funds held in the Trust Account, including a pro rata portion of any interest earned on the funds held in the Trust Account and not necessary to pay its taxes, and then seek to liquidate and dissolve. There will not be any payment to redeem the Public Warrants or Private Placement Warrants and they will all expire worthless.
The proceeds deposited in the Trust Account could, however, become subject to claims of our creditors that are in preference to the claims of our public shareholders. Although Vickers will seek to have all vendors, service providers (excluding our independent registered public accounting firm), prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of our public shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case, in order to gain an advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, Vickers will perform an analysis of the alternatives available to it and will only enter into an agreement with a third-party that has not executed a waiver if management believes that such third-party’s engagement would be significantly more beneficial to us than any alternative. Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver.
Maxim has not executed agreements with us waiving such claims to the monies held in the Trust Account. In addition, there is no guarantee that entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. The Sponsors have agreed that they will be liable to ensure that the proceeds in the Trust Account are not reduced below $10.10 per Vickers Ordinary Share by the claims of target businesses or claims of vendors or other entities that are owed money by Vickers for services rendered or contracted for or products sold to Vickers, but Vickers cannot assure that it will be able to satisfy its indemnification obligations if it is required to do so. Vickers has not asked the Sponsors to reserve for such indemnification obligations, nor has Vickers independently verified whether the Sponsors have sufficient funds to satisfy its indemnity obligations and believes that the Sponsors’ only assets are securities of Vickers. Therefore, Vickers believes it is unlikely that the Sponsors will be able to satisfy its indemnification obligations if it is required to do so.
In the event that the proceeds in the Trust Account are reduced below $10.10 per Vickers Ordinary Share less taxes payable, and our Sponsors assert that they are unable to satisfy their indemnification obligations or that they have no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our Sponsors to enforce their indemnification obligations. While Vickers currently expects that its independent directors would take legal action on its behalf against the Sponsors to enforce their indemnification obligations to Vickers, it is possible that Vickers’s independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, Vickers cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.10.
If Vickers files a bankruptcy petition or an involuntary bankruptcy petition is filed against it that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in its bankruptcy estate and subject to the claims of third parties with priority over the claims of Vickers’s public shareholders. To the extent any bankruptcy claims deplete the Trust Account, Vickers cannot assure you it will be able to return $10.10 per Vickers Ordinary Share to public shareholders. Additionally, if Vickers files a bankruptcy petition or an involuntary bankruptcy petition is filed against Vickers that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by our public shareholders. Furthermore, the Vickers Board may be viewed as having breached its fiduciary duty to our creditors and/or may have acted in bad faith, and thereby exposing itself and Vickers to claims of punitive damages, by paying public shareholders from the Trust Account prior to addressing the claims of creditors. Vickers cannot assure you that claims will not be brought against Vickers for these reasons.
Each of the Sponsors and Maxim have agreed to waive their rights to participate in any liquidation of the Trust Account or other assets with respect to the Private Placement Warrants they hold.
Facilities
We maintain our principal executive offices at 1 Harbourfront Avenue, #16-06 Keppel Bay Tower, Singapore 098632. Our Sponsors are providing this space at no cost. We consider our current office space adequate for our current operations.
Employees
Vickers has two executive officers. These individuals are not obligated to devote any specific number of hours to its matters and intend to devote only as much time as they deem necessary to its affairs. Vickers presently expects its executive officers to devote such amount of time as they reasonably believe is necessary to our business. Vickers does not intend to have any full-time employees prior to the consummation of the Business Combination.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS OF VICKERS
The following discussion and analysis of Vickers’s financial condition and results of operations should be read in conjunction with our audited financial statements and the notes related thereto which are included elsewhere in this proxy statement/prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under “Cautionary Note Regarding Forward-Looking Statements.” Unless the context otherwise requires, for purposes of this section, the terms “we,” “us,” “our,” “the Company” or “Vickers” refer to Vickers Vantage Corp. I prior to the consummation of the Business Combination.
Overview
We are a blank check company incorporated in the Cayman Islands on February 21, 2020 for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. We intend to effectuate the Business Combination using cash derived from the proceeds of the IPO and the sale of the Private Placement Warrants, our shares, debt or a combination of cash, shares and debt.
We expect to continue to incur significant costs in the pursuit of our acquisition plans. We cannot assure you that our plans to complete the Business Combination will be successful.
On April 10, 2022, we extended the period of time to consummate a Business Combination to July 11, 2022. The Sponsors deposited $1,035,000 into the Trust Account made in the form of non-interest-bearing loans. On June 30, 2022, Vickers’s shareholders approved the Extension Amendment to its amended and restated memorandum and articles of association to extend the deadline by which it must complete an initial business combination from July 11, 2022 to January 11, 2023. Any such extension is to be made on a monthly basis and is conditioned on the deposit into the Trust Account of a payment equal to $0.0333 per public share outstanding. In connection with the shareholder vote on the Extension Amendment, Vickers was required to provide its shareholders with the right to redeem their public shares. Holders of 4,073,605 public shares elected to redeem their shares at a per share redemption price of $10.25 thereby reducing the amount in the Trust Account by an aggregate of approximately $41.8 million. If Vickers completes an initial business combination, Vickers will, at the option of the Sponsors, repay the amounts evidenced by the Convertible Promissory Notes or convert a portion or all of the total amount into Working Capital Warrants at a price of $0.75 per Working Capital Warrant, which Working Capital Warrants are identical to the Private Placement Warrants issued simultaneously with the IPO. If the Business Combination is not consummated, the Convertible Promissory Notes will not be repaid by Vickers and all amounts owed thereunder by Vickers will be forgiven except to the extent that Vickers has funds available to it outside of its Trust Account.
Results of Operations
We have neither engaged in any operations nor generated any revenues to date. Our only activities from February 21, 2020 (inception) through March 31, 2022 were organizational activities, those necessary to prepare for the IPO, described below, and identifying a target company for a Business Combination and those necessary for entering into the Merger Agreement and preparing for the consummation of the transactions contemplated thereunder. We do not expect to generate any operating revenues until after the completion of its Business Combination. We generate non-operating income in the form of interest income on marketable securities held in the Trust Account. We incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.
For the three months ended March 31, 2022, we had a net loss of $806,222, which consists of change in fair value of conversion option liability of $69,896, change in fair value of warrant liability gain of $410,400, amortization of debt discount of $7,466 and operating costs of $320,415, offset by interest income on investments in the Trust Account of $1,955. For the year ended December 31, 2021, we had a net income of $783,438, which consists of interest income on investments in the Trust Account of $30,739, change in fair value of conversion option liability of $11,835 and change in fair value of warrant liability gain of $4,377,600 offset by operating costs of $1,005,498, amortization of debt discount of $1,826, loss on initial issuance of Private Placement Warrants of $2,599,200 and transaction costs allocated to warrant liabilties of $30,212.
For the three months ended March 31, 2021, we had net income of $1,328,853, which consists of by interest income on investments in the Trust Account of $19,421 and change in fair value of warrant liability gain of $4,104,000 offset by operating costs of $165,156, initial issuance of private warrants of $2,599,200 and transaction cost allocated to warrant liabilities of $30,212. For the period from February 21, 2020 (inception) through December 31, 2020, we had loss of $6,276, which consisted of formation and operating expenses.
Liquidity and Capital Resources
On January 11, 2021, we consummated the IPO of 13,800,000 Units at $10.00 per Unit, generating gross proceeds of $138,000,000, which is described in Note 3 titled “Public Offering” of our consolidated financial statements included elsewhere in this proxy statement/prospectus. Simultaneously with the closing of the IPO, we consummated the sale of 6,840,000 Private Placement Warrants at a price of $0.75 per Private Placement Warrant in a private placement to the Sponsors, generating gross proceeds of $5,130,000, which is described in Note 4 titled “Private Placement” of our consolidated financial statements included elsewhere in this proxy statement/prospectus.
Following the IPO, full exercise of the over-allotment option, and the sale of the Private Placement Warrants, a total of $139,380,000 was placed in the Trust Account. We incurred $8,149,473 in transaction costs, including $2,400,000 of underwriting fees, $5,190,000 of deferred underwriting fees and $559,473 of other offering costs.
For the three months ended March 31, 2022, cash used in operating activities was $880,481. Net loss of $806,222 was affected by change in fair value of conversion option liability of $69,896, change in fair value of warrant liability gain of $410,400, amortization of debt discount of $7,466 and interest income on investments in the Trust Account of $1,955. Changes in operating assets and liabilities used $560,066 of cash for operating activities. For the year ended December 31, 2021, cash used in operating activities was $801,330. Net income of $783,438 was affected by transaction cost allocated to warrant liabilities of $30,212, change in fair value of conversion option liability of $11,835, amortization of debt discount of $1,826, change in fair value of warrant liability of $4,377,600, loss on initial issuance of Private Placement Warrants of $2,599,200 and interest earned on marketable securities held in the Trust Account of $30,739. Changes in operating assets and liabilities provided $204,168 of cash for operating activities.
For the three months ended March 31, 2021, cash used in operating activities was $494,332. Net income of $1,328,853 was affected by transaction cost allocated to warrant liabilities of $30,212, change in fair value of warrant liability of $4,104,000, loss on initial issuance of private warrants of $2,599,200 and interest earned on marketable securities held in the Trust Account of $19,421. Changes in operating assets and liabilities used $329,176 of cash for operating activities. For the period from February 21, 2020 (inception) through December 31, 2020, cash used in operating activities was $1,276. Net loss of $6,276 was affected by $5,000 in formation costs paid through advances from affiliates of the Sponsors.
As of March 31, 2022, we had marketable securities held in the Trust Account of $140,447,694 (including approximately $1,955 of interest income consisting of U.S. Treasury Bills with a maturity of 185 days or less). As of December 31, 2021, we had marketable securities held in the Trust Account of $139,410,739 (including approximately $31,000 of interest income consisting of U.S. Treasury Bills with a maturity of 185 days or less). We may withdraw interest from the Trust Account to pay taxes, if any. We intend to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (less income taxes payable), to complete the Business Combination. To the extent that our share capital or debt is used, in whole or in part, as consideration to complete the Business Combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.
As of March 31, 2022, we had cash of $127,440. As of December 31, 2021, we had cash of $507,921. The funds held outside the Trust Account have primarily been used to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete a Business Combination.
In order to fund working capital deficiencies or finance transaction costs in connection with the Business Combination, the Sponsors, or certain of our officers and directors or their affiliates may, but are not obligated to, loan us funds as may be required. If we complete the Business Combination, we would repay such loaned amounts. In the event that the Business Combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from our Trust Account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into Working Capital Warrants at a price of $0.75 per Working Capital Warrant, at the option of the lender, and would be identical to the Private Placement Warrants issued simultaneously with the IPO. As of March 31, 2022, we entered into convertible promissory notes with the Sponsors pursuant to which the Sponsors agreed to the loan the Company an aggregate principal amount of $2,035,000 (the “Convertible Promissory Notes”) non-interest-bearing loan that is payable at consummation of a Business Combination. Up to $2,035,000 of the Convertible Promissory Notes may be converted into Working Capital Warrants at a price of $0.75 per Working Capital Warrant at the option of the Sponsors and would be identical to the Private Placement Warrants issued simultaneously with the IPO.
Going Concern
In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” we have determined that the liquidity condition and date for mandatory liquidation and dissolution raise substantial doubt about the Company’s ability to continue as a going concern through January 11, 2023, the scheduled liquidation date of the Company if it does not complete a Business Combination prior to such date. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.
If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, suspending the pursuit of the Business Combination. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all.
Off-Balance Sheet Arrangements
We have no obligations, assets or liabilities that would be considered off-balance sheet arrangements as of March 31, 2022 or December 31, 2021. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.
Contractual Obligations
We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities.
The underwriters are entitled to a deferred fee of (i) 3.5% of the gross proceeds of the initial 12,000,000 Units sold in the IPO, or $4,200,000, and (ii) 5.5% of the gross proceeds from the Units sold pursuant to the over-allotment option, or $990,000. The deferred fee will be paid in cash upon the closing of the Business Combination from the amounts held in the Trust Account, subject to the terms of the underwriting agreement.
In connection with the execution of the Merger Agreement, Maxim and Vickers entered into the UWA Amendment that provides that, in connection with the Business Combination, after redemptions of public shares by the public shareholders, in the event that the balance in the Trust Account is $25,000,000 or less, then the deferred underwriting fees owed to Maxim by Vickers will be payable as follows:
(i)
50% of such deferred underwriting fees will be payable to Maxim directly from the Trust Account; and

(ii)
the remaining 50% of such deferred underwriting fees will be payable to Maxim in the form of an interest-free promissory note under which such amounts are to be repaid on or before the one year anniversary of the effective date of a Business Combination.

Maxim has also agreed to enter into any such amendment to the Investment Management Trust Agreement as may be required to effectuate the intent of the UWA Amendment.
Critical Accounting Policies
The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following critical accounting policies:
Warrant Liability
The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Vickers Ordinary Shares, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding. We account for the Warrants issued in connection with the IPO in accordance with the guidance contained in ASC 815 under which the public warrants meet the criteria for equity treatment and the Private Placement Warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, we classify the Private Placement Warrants as liabilities at their fair value and adjust the Private Placement Warrants to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of operations. The fair value of the warrants was estimated using a Black-Scholes option pricing formula.
Ordinary Shares Subject to Possible Redemption
We account for Vickers Ordinary Shares subject to possible conversion in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Ordinary shares subject to mandatory redemption are classified as a liability instrument and measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. Vickers Ordinary Shares feature certain redemption rights that are considered to be outside of our control and subject to occurrence of uncertain future events. Accordingly, Vickers Ordinary Shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ equity section of our balance sheets. We recognize changes in redemption value immediately as they occur and adjusts the carrying value of the Vickers Ordinary Shares subject to possible redemption to equal the redemption value at the end of each reporting period. This method would view the end of the reporting period as if it were also the redemption date for the security.
Net Income (Loss) Per Ordinary Share
Net loss per ordinary share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the period. Accretion associated with the redeemable ordinary shares is excluded from earnings per share as the redemption value approximates fair value.

Recent Accounting Standards
Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements. In August 2020, the FASB issued ASU No. 2020-06, Debt — debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’ Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’ Own Equity (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception, and it simplifies the diluted earnings per share calculation in certain areas. ASU 2020-06 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years, with early adoption permitted. We are currently assessing the impact, if any, that ASU 2020-06 would have on its financial position, results of operations or cash flows.
Management is currently evaluating the new guidance but does not expect the adoption of this guidance to have a material impact on the Company’s financial statements.

BUSINESS OF SCILEX
Unless the context otherwise requires, for purposes of this section, the terms “we,” “us,” “our,” “the Company” or “Scilex” refer to Scilex Holding Company prior to the consummation of the Business Combination.
Our Company
We are a commercial biopharmaceutical company focused on developing and commercializing non-opioid therapies for patients with acute and chronic pain. We target indications with high unmet needs and large market opportunities with non-opioid therapies for the treatment of patients with acute and chronic pain and are dedicated to advancing and improving patient outcomes. We launched our first commercial product in October 2018 and are developing our late-stage pipeline, which includes a pivotal Phase 3 candidate, a Phase 2 candidate, and a Phase 1 candidate that is expected to enter Phase 2 studies in the second half of 2022. Our commercial product, ZTlido (lidocaine topical system) 1.8% is a prescription lidocaine topical product approved by the FDA for the relief of neuropathic pain associated with postherpetic neuralgia (“PHN”), which is a form of post-shingles nerve pain. ZTlido possesses novel delivery and adhesion technology designed to address many of the limitations of current prescription lidocaine patches by providing significantly improved adhesion and continuous pain relief throughout the 12-hour administration period. Scilex licenses the rights to ZTlido from and relies exclusively on Oishi Koseido Co., Ltd. (“Oishi”) and Itochu Chemical Frontier Corporation (“Itochu,” and together with Oishi, the “Developers”) pursuant to the Product Development Agreement and Commercial Supply Agreement. The Developers have the right to terminate the Product Development Agreement and the Commercial Supply Agreement under certain circumstances as more fully described in the sections titled “Business of Scilex — Material Agreements — Itochu and Oishi Product Development Agreement” and “Business — Material Agreements — Itochu and Oishi Commercial Supply Agreement,” including, among other things, if Scilex’s total net profits for ZTlido and SP-103 are equal to or less than five percent of our net sales of ZTlido and SP-103 for a period of four or more consecutive quarters. As of the date of this proxy statement/prospectus, Scilex’s net profits for ZTlido and SP-103 have not exceeded five percent of net sales. Accordingly, Oishi and Itochu have the right to terminate the Product Development Agreement and Commercial Supply Agreement. As of the date of this proxy statement/prospectus, neither Oishi nor Itochu has exercised its right of termination.
Our three product candidates are (i) SP-102 (10 mg, dexamethasone sodium phosphate viscous gel) (“SEMDEXA”), a Phase 3, novel, viscous gel formulation of a widely used corticosteroid for epidural injections to treat lumbosacral radicular pain, or sciatica; (ii) SP-103 (lidocaine topical system) 5.4%, (“SP‑103”), a Phase 2, next-generation, triple-strength formulation of ZTlido, for the treatment of LBP; and (iii) SP-104 (4.5 mg, low-dose naltrexone hydrochloride delayed-release capsules) (“SP-104”), a novel low-dose delayed-release naltrexone hydrochloride being developed for the treatment of fibromyalgia, for which Phase 1 trials were completed in the second quarter of 2022 and a Phase 2 clinical trial is expected to commence in the second half of 2022. If these product candidates are approved by the FDA, we believe each of them could become the treatment option for their respective indications in the United States.
Most recently, on June 14, 2022, Scilex entered into a License and Commercialization Agreement (the “Romeg Agreement”) with RxOmeg Therapeutics, LLC (a/k/a Romeg Therapeutics, Inc.). Pursuant to the Romeg Agreement, among other things, Romeg granted Scilex (1) the right to manufacture, promote, market, distribute and sell pharmaceutical products comprising liquid formulations of colchicine for the prophylactic treatment of gout in adult humans in the United States and (2) an exclusive, transferable license to use the trademark “GLOPERBA”. GLOPERBA is an FDA-approved, oral medication for the treatment of gout in adults. Gout is a painful arthritic disorder affecting an estimated 8.7 million people in the United States. Gout pain can be excruciating and is a form of inflammatory arthritis that develops in some people who have high levels of uric acid in their blood. It can cause sudden severe episodes of pain and can be disabling with tenderness, warmth and swelling. Non-steroidal anti-inflammatory drugs, colchicine and corticosteroids are used a majority of time as the first line to treat acute gout. The U.S. is observed to have a high prevalence of gout, owing to lifestyle issues such as high alcohol intake, obesity, and smoking. Scilex is planning to commercialize GLOPERBA beginning in the first half of 2023 and is well-positioned to market and distribute the product. Scilex has a direct distribution network to national and regional wholesalers and pharmacies throughout all U.S. states. For more information on Scilex, please see the sections titled “Business of Scilex — Material Agreements — Romeg License and Commercialization Agreement.”
We are focused on identifying treatment options for pain management with established mechanisms that have deficiencies in safety, efficacy or patient experience. We believe this approach allows us to potentially leverage the regulatory approval pathway available under Section 505(b)(2) of the Federal Food, Drug, and Cosmetic Act for each of these pipeline product candidates.
We believe our marketed product, ZTlido, has multiple advantages over currently available prescription and OTC lidocaine patches, of which over 147 million and 136 million of such patches were sold in the United States in 2021 and 2020, respectively, according to Symphony Healthcare. We have sold 6,336,032 and 7,011,112 ZTlido patches in the United States in 2020 and 2021, respectively. We acquired SP-102 from Semnur in March 2019 and are developing it to be an injectable viscous gel formulation of a widely used corticosteroid designed to address the serious risks posed by off-label epidural steroid injections (“ESI”), which are administered over 12 million times annually in the United States. See the section titled “Business of Scilex — Material Agreements — Semnur Merger Agreement’’ for a description of our acquisition of Semnur and our ongoing obligations to Semnur’s former equityholders. SEMDEXA has been granted fast track designation by the FDA and, if approved, could become the only FDA-approved ESI for the treatment of sciatica. According to a report by Decision Resources Group, it is estimated that over 4.8 million patients will suffer from sciatica in the United States in 2022. We are developing SP-103 to be a high-strength, non-aqueous lidocaine topical system that, if approved, could become the first FDA-approved lidocaine topical product for the treatment of acute LBP. We are developing SP-104 as a novel delayed-release formulation of low-dose naltrexone hydrochloride for the treatment of fibromyalgia, which remains a largely unmet medical need given the low response rates of commercially available therapies. Naltrexone is routinely used off-label to treat fibromyalgia. There are no low-dose formulations commercially available in the United States. Our patented formulation is designed to overcome undesirable effects of immediate release naltrexone, such as hyperalgesia, dysphoria, nausea, anxiety and insomnia. We believe our currently approved product and future product candidates, if approved, could uniquely address what we believe are the significant unmet needs of the targeted populations.
Our Marketed Product and Pipeline
The following chart illustrates our current commercial product and novel product candidates, for which we have worldwide commercialization rights, except with respect to Japan for ZTlido and SP-103.
Our Strategy
Our vision is to become the leading pain management company delivering novel non-opioid and non-addictive treatments to provide safe, effective and durable relief of multiple pain conditions. To accomplish this, the principal elements of our strategy are the following:

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Maximize the commercial potential of ZTlido.   We have assembled an integrated commercial organization using a dedicated sales force and sales management, marketing and managed care capabilities to support continued uptake of ZTlido. We leverage a sales force of approximately 60-70 people, targeting over 10,000 primary care physicians, pain specialists, neurologists, and palliative care physicians who we believe treat the majority of PHN patients. Additionally, we are utilizing direct-to-patient marketing strategies to expand awareness and utilization of ZTlido. Our managed healthcare account executives have extensive experience in negotiating contracts and have already achieved significant uptake by adding ZTlido to key formularies such as Cigna HealthCare (commercial and Medicare plans), Express Scripts (commercial and Medicare plans), United Healthcare Commercial, Anthem Blue Cross Blue Shield (“BCBS”), BCBS of Massachusetts, Louisiana and Kansas, Lifetime/Excellus BCBS, MedImpact, CareFirst, Select Health and Medicaid in California, Florida, Connecticut, Idaho, and North Dakota.

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Develop and commercialize SEMDEXA as a novel epidural injection for the first approved treatment of sciatica.   We are developing SEMDEXA to address the limitations associated with the available corticosteroid epidural injectable products that are used off-label. Many of these products contain potentially neurotoxic preservatives and particulates, and are administered over 12 million times annually despite a warning on the label of serious neurologic complications, including loss of vision, stroke, paralysis and death. These products carry warnings required by the FDA that the safety and efficacy of epidural administration has not been established. SEMDEXA has received fast track designation from the FDA and, if approved, could become the first FDA-approved epidural steroid product with long-term patent protection, which we also believe would create significant barriers to entry. Due to the novelty of our formulation as well as the associated patents and trade secrets, future potential competitors could be required to conduct extensive preclinical studies and costly comparative clinical trials. A full 6-month data analysis was completed in February 2022 and we have recently completed a pivotal Phase 3 study with final results received in March 2022, which results reflect achievement of primary and secondary endpoints. We believe these final results are supportive of a breakthrough therapy designation for sciatica that, in addition to the fast track designation, is expected to allow the FDA to further expedite the overall development program leading to market approval. We have extensive clinical and pre-clinical data (including those obtained from multiple Phase 2 clinical trials) with the novel viscous gel formulation of SP-102. We expect to present the robust data collected over the course of our multi-year clinical development program to the FDA as part of a NDA.

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Pursue clinical development of SP-103 for the first approved topical treatment in patients with acute LBP.   We are developing SP-103 as a triple-strength lidocaine topical system for the treatment of acute LBP, to be used where we believe a high-dose strength and superior adhesive qualities of a topical system may provide a greater therapeutic benefit than currently available therapies. SP-103 is designed to use ZTlido’s delivery and adhesion technology to deliver a dose of lidocaine that is threefold higher than any other approved lidocaine topical products. We initiated a Phase 2 trial in acute LBP in the second quarter of 2022. If approved, SP-103 could become the only FDA-approved lidocaine topical product for the treatment of acute LBP.

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Pursue clinical development of SP-104 for the treatment of fibromyalgia, which has very few approved therapies that are marginally effective and have unpleasant side-effects.   We are developing SP-104 for fibromyalgia. Low-dose naltrexone hydrochloride delayed-release capsules are routinely used off-label to treat fibromyalgia and other chronic pain conditions such as complex regional pain. SP-104 addresses the shortcomings of using the high-dose commercial products and pharmacy-compounded products by delivering a low-dose of naltrexone hydrochloride (approximately 11 times less than the commercial product) in a delayed-release formulation that bypasses the stomach and releases the drug in the gut (upper intestine). These product characteristics mitigate against the known safety issues associated with the high-dose commercial products and immediate release pharmacy-compounded products, and the overall reliability issues associated with pharmacy-compounded products. SP-104 has completed two Phase 1 studies to characterize the pharmacokinetics and safety of the product, and we expect to commence Phase 2 studies in the second half of 2022.

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Expand our product portfolio by developing or acquiring non-opioid assets that leverage our novel delivery and adhesion technologies or our existing commercial infrastructure.   We are continuously

evaluating opportunities to leverage our research and development experience to develop non-opioid therapeutics for pain management indications that are not adequately served with existing treatment options. We also seek to in-license or acquire non-opioid therapeutics that can both complement our existing product portfolio and benefit from our existing commercial infrastructure. In evaluating marketed and clinical-stage expansion opportunities, Scilex intends to pursue therapeutics that address markets served by our established target physician audience and that can be commercialized by our existing sales force.
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Leverage our management team’s experience to further develop and commercialize its current and future product portfolio.   Our management team has held senior positions at leading biopharmaceutical companies, including Allergan, Inc., Bristol-Myers Squibb Company, Teva Pharmaceuticals Industries Ltd., Novartis Pharmaceuticals, Cephalon, Inc., Roche AG, PDL BioPharma, Inc., Xenoport, Inc. and Chiron Corp. Our team has substantial experience in rapidly progressing new drugs to clinical proof of concept, completing successful pivotal registration programs and successfully commercializing products.

We believe that our innovative non-opioid product portfolio has the potential to provide effective pain management therapies that can have a transformative impact on patients’ lives.
Our Management Team
We have assembled a management team of experienced biopharma industry veterans, who have deep scientific, business and leadership expertise in pharmaceutical industry, in addition to strong transactional and business development track records.
Our management team is led by our Chief Executive Officer and President, Jaisim Shah, with strategic guidance from our Executive Chairman, Henry Ji, Ph.D. They collectively have over 40 years of global biopharmaceutical and biotechnology experience. Mr. Shah served as the Chief Executive Officer of Semnur from its inception in 2013 until our acquisition of Semnur in March 2019. He also has over 15 years of senior management experience in leading business development, commercial operations, investor relations, marketing and medical affairs. Dr. Ji is the holder of several issued and pending patents in the life science research field and is the sole inventor of Sorrento’s intellectual property. Our Chief Financial Officer, Elizabeth Czerepak, has more than 35 years of finance and operational expertise across pharmaceuticals, biotechnology and venture capital. Our research efforts are guided by highly experienced scientists and experts, including our Senior Vice President and Chief Medical Officer, Dmitri V. Lissin, M.D. Dr. Lissin has broad expertise with proprietary drug-delivery technologies applied to therapeutic products spanning numerous clinical areas, including pain and neurological disorders. Our management team contributes a diverse range of experiences from leading biopharmaceutical companies, including Allergan, Inc., Bristol-Myers Squibb Company, Teva Pharmaceuticals Industries Ltd., Novartis Pharmaceuticals, Cephalon, Inc., Roche AG, PDL BioPharma, Inc., Xenoport, Inc. and Chiron Corp. With this leadership, we believe we are well positioned to achieve our vision of becoming the leading pain management company delivering novel non-opioid and non-addictive treatments to provide safe, effective and durable relief of multiple pain conditions.
In addition, we are supported by impressive teams across all levels of the organization. We hire and develop world-class talent from diverse backgrounds in biopharma, academia, technology and finance to ensure we have all of the capabilities to design and deliver effective first-class pain management therapies.
Our Product Portfolio
ZTlido
Our marketed product, ZTlido, is a lidocaine topical system approved for the relief of neuropathic pain associated with PHN. ZTlido was strategically designed to address the limitations of current prescription lidocaine patches by providing significantly improved adhesion and continuous pain relief throughout the 12-hour administration period. We launched ZTlido in October 2018 with an integrated commercial organization and we believe its differentiated therapeutic profile, combined with our competitive pricing strategy and our active direct marketing efforts have driven, and will continue to drive, accelerated sales growth and increased market uptake.
Prescription Lidocaine Patch Market Overview
Prescription lidocaine patches are approved by the FDA as a local anesthetic and are generally used as a first-line treatment for the relief of neuropathic pain associated with PHN. PHN is a chronic neuropathic pain syndrome that results as a complication following an infection of herpes zoster, also known as shingles. Herpes zoster symptoms resolve after a few weeks, but the pain caused by the nerve injury can persist for months to years surrounding the affected area. According to Evaluate Ltd., there were over 3.5 million people living with PHN conditions in the United States in 2021. Lidocaine patches have also been used in patients with other types of pain, such as diabetic neuropathy, osteoarthritis and pain associated with surgery, cancer or trauma, and often in patients with LBP.
In 2021, there were more than 147 million prescription lidocaine patches sold in the United States, according to Symphony Healthcare. Of this, five lidocaine patch manufacturers accounted for approximately 92% of the total prescriptions, according to Symphony Healthcare. We believe that the PHN market will continue to expand with the introduction of our lidocaine topical system, ZTlido, which is supported by our commercial organization, by prescribing trends away from opioid use, and by continued growth in the population of patients aged 45 years and older who are at greater risk of suffering from PHN. Unlike Lidoderm, the FDA has not determined that any other products are therapeutically equivalent to ZTlido, and accordingly, a prescription for ZTlido may not be able to be substituted by a generic product.
Current Treatment Landscape and Limitations of Existing Treatments
Recommended first-line treatment for the relief of neuropathic pain associated with PHN includes topical lidocaine, gabapentinoids (which have been associated with the potential for abuse as well as numerous adverse events), antidepressants and a multi-modal approach. Topical lidocaine and gabapentinoids are preferred for combination therapies due to their low propensity for drug-to-drug interactions. For example, an eight-week combination use with pregabalin (Lyrica) has been proven to reduce pain in half for patients who had inadequate relief on monotherapy, despite titration of pregabalin to effect. This efficacy boost was achieved without tolerability issues or adding to side effects.
A survey analyzing treatment patterns for neuropathic pain associated with PHN found that recommended first-line therapeutics were used in only 29% of patients examined from 2010 to 2014, while the remaining patients were started on various off-label treatments, including NSAIDS and opioids. These drugs can have adverse effects, especially on elderly patients, which represent the majority of PHN patients. For example, opioids carry a well-characterized risk of abuse and misuse and the potential for serious side effects, such as respiratory depression, constipation and others, including death. According to the Centers for Disease Control and Prevention, over 75% of the 100,306 drug overdose deaths during the 12-month period ending in April 2021 involved opioids. Similarly, tricyclic antidepressants, which can be effective in managing the neuropathic pain associated with PHN, can result in significant systemic side effects and cardiotoxicity, posing risks to the elderly and patients with heart disease, epilepsy or glaucoma. These side effects make topical lidocaine products an attractive first-line treatment option from a safety perspective.
The safety of lidocaine patches is well-supported in medical literature. Unlike transdermal medications that are designed to achieve systemic drug levels via absorption through the skin or mucosal membrane, leading to effects away from the application site, topical lidocaine has a local effect at the site of application. Because drug application is localized to the immediate area surrounding the patch, systemic absorption from a topical patch is low, reducing the risk of systemic side effects and lowering the potential for drug interactions relative to other systemic pharmacologic therapies. Due to the low systemic exposure and minimal systemic side effects reported in clinical trials, we believe a topical lidocaine patch is well-suited for patients being treated with multiple medications or at a higher risk of side effects, including the elderly or those with chronic conditions. As a localized treatment, lidocaine patches have been used concomitantly with other medications in patients for whom monotherapy is inadequate. Furthermore, we believe medication administered topically rather than orally can improve patient compliance.

While lidocaine patches have certain advantages over the treatment alternatives discussed above, certain patches have limitations that may impact efficacy. For example, poor adhesion of the patch is a leading problem for topical lidocaine patches cited in the FDA Adverse Event Reporting System (“FAERS”). Because the drug is incorporated in the adhesive for these products, patches must maintain adhesion or risk compromising the ability to deliver their full drug dose. As a result, establishing strong adhesion is a key factor for patient compliance and satisfaction. In draft guidance issued in July 2021, the FDA recommended that developers of topical and transdermal delivery systems (“TDSs”) conduct studies to characterize the adhesion performance of the product with suggested data requirements. Likewise, the FDA issued a draft guidance in October 2018 outlining the adhesion data requirements for generic TDSs. This guidance, along with Scilex’s past experience with regulatory agencies, shows the FDA’s interest and the importance of adhesion performance of these products. There are also dermal safety requirements that force developers to carefully balance adhesion performance against dermal safety. ZTlido is the first TDS product approved by the FDA that was able to demonstrate the targeted adhesion performance with an overall benign dermal safety profile.
The following figure depicts data derived from FAERS as of December 31, 2020:
For many of the competing lidocaine patches, a common drawback is the usage of hydrogel technology that limits the overall pharmaceutical efficiency of the product, requiring more total drug to be loaded into the patch to deliver sufficient drug to achieve a therapeutic effect. For example, Lidoderm has a drug load of 700 mg drug but only delivers 3 ± 2% of that drug load. Consequently, adhesive thickness must be increased in order to have a drug load sufficient to deliver a therapeutic dose of drug to the skin. As adhesive thickness increases, the product’s pliability can be compromised to the extent that the patch loses adhesion as the skin moves and wrinkles through normal patient activity. The weight of the hydrogel patches (largely due to high water content) further contributes to the challenge in maintaining adhesion.
The greater drug load also poses a risk of accidental exposure. For example, with a bioavailability of 3 ± 2% of the 700 mg drug load for Lidoderm, there is over 650 mg of drug remaining on the patch at the end of the 12-hour administration period, as captured in a bolded warning on the product label. If improperly disposed of, the residual drug poses the potential risk to children, pets and others of accidental exposure to a toxic amount of lidocaine, although we believe the risk with this formulation has not been evaluated.
In addition to prescription lidocaine patches, there are commercially-available OTC topical lidocaine products in the market, but none of these OTC products have been reviewed or approved by the FDA. Notably in 2003, the FDA proposed amending the tentative final monograph for OTC external analgesic drug products to clarify the status of patches (and poultices and plasters), noting that the dosage forms had not been determined to be generally recognized as safe and effective for any analgesia at that time. Therefore, the FDA would likely not consider these OTC products to be compliant with the monograph and do not have legal marketing status.
Our Solution
Our novel adhesion and delivery technology provides significantly improved adhesion compared to Lidoderm, manufactured by Endo Pharmaceuticals, and generic alternatives marketed by Mylan N.V. (“Mylan”), while providing bioequivalent delivery of lidocaine via an efficient drug delivery system. Our product is lighter, thinner and provides for a better patient experience without compromise to dermal safety and with no presentation of dermal sensitization. Below is a comparison of the key advantages of ZTlido to Lidoderm and generic lidocaine patches manufactured by Teva and by Mylan.
Key Advantages of ZTlido vs. Lidoderm and Associated Generics

Benefits of ZTlido	ZTlido	Lidoderm	Teva's Generic Lidocaine Patch	Mylan's Generic Lidocaine Patch
Adhesion	Unique adhesion technology	Single-layer DIA non- aqueous multi-polymer matrix	Single-layer DIA aqueous base (hydrogel)	Unique adhesion technology	Single-layer DIA non- aqueous multi-polymer matrix
	Superior adhesion*	>90% adhesion (after 12-hours)	<65% adhesion (after 12-hours)	Not studied	<30% adhesion (after 12-hours)
	Labeled for use during moderate exercise and after heat exposure, and while showering and bathing	Labeled that can be used after heat exposure and during exercise, and able to be used while showering and bathing.	Unknown and not labeled for use after heat exposure or during exercise, and labeled to not get wet as it may not stick	Unknown and not labeled for use after heat exposure or during exercise, and labeled to not get wet as it may not stick	Unknown and not labeled for use after heat exposure or during exercise, and labeled to not get wet as it may not stick
Drug Delivery Efficiency	Reduced drug load	36 mg/patch 1.8% strength	700 mg/patch 5% strength	700 mg/patch 5% strength	140 mg/patch 5% strength
	Bioavailability	~48% (in-house studies)	3 ± 2% (per label)	3 ± 2% (per label)	11 ± 4% (per label)
	Reduced residual drug after use	16-17mg (in-house studies)	665 mg (per label)	665 mg (per label)	At least 115 mg (per label)
Ease of Use	Perforated release liner for ease of removal	Yes	No	No	No

Note: DIA = Drug-in-adhesive

* Source: A Scilex-sponsored head-to-head comparative adhesion study (SCI-LIDO-ADH-003)

ZTlido has been strategically designed to address poor adhesion, a leading complaint associated with other currently marketed topical lidocaine products. ZTlido uses an advanced hot-melt technology, which uses premixing and hot-melt mixing of various excipients and lidocaine, followed by cGMP compliant coating, lining, cutting and filling processes. In clinical studies, the technology provided significantly improved adhesion over Lidoderm and Mylan’s generic lidocaine patch at 12 hours after application. In a head-to-head study of 44 subjects, ZTlido showed statistically significant adhesion at all-time points compared to Lidoderm. Further, ZTlido maintained greater than 90% mean adhesion over the labeled 12-hour administration period while Lidoderm fell below this benchmark within 3 hours. ZTlido also showed superior adhesion when compared to Mylan’s generic lidocaine patch. In this head-to-head study, ZTlido maintained greater than 90% mean adhesion throughout the labeled 12-hour administration period, while Mylan’s generic product had a mean adhesion score of only 80% immediately after application, which progressively worsened over time. The formulation components are also carefully selected to achieve the target adhesion profile without creating dermal sensitization and maintaining a benign irritation profile.

In two separate studies, adhesion performance of ZTlido was compared to Lidoderm (with 44 subjects) and to Mylan’s generic lidocaine patch (with 24 subjects), as depicted in the diagrams below. Both studies were performed with healthy volunteers using a standard clinical adhesion protocol where adhesion could not be enhanced (i.e., no reinforcement, pressing or reattaching). The level of adhesion was measured immediately after application (Time 0), and at 3, 6, 9 and 12 hours after application. ZTlido was the only lidocaine product to achieve over 90% adhesion over 12 hours after application in these studies. Maintaining 90% adhesion was a requirement for ZTlido’s NDA approval.
The proprietary adhesive system utilized for ZTlido allows for a more efficient delivery of the drug from the patch to the skin. This was supported by a clinical study in which our product achieved a bioequivalent dose of lidocaine while using a reduced drug load (36 mg for ZTlido versus 700 mg for Lidoderm). The drug delivery efficiency of ZTlido lessens the danger of accidental exposure. After 12 hours after application, ZTlido contains approximately 18 mg of residual lidocaine. In comparison, each Lidoderm patch leaves over 650 mg in the patch at the end of the 12-hour administration period. If improperly disposed of, the residual drug poses a risk of accidental exposure to a toxic amount of lidocaine to children, pets and others, although the risk with this formulation has not been evaluated.
The drug delivery efficiency of ZTlido also enables it to be manufactured as a thinner product relative to Lidoderm and Teva’s generic lidocaine patch. We strategically leveraged this property of ZTlido by utilizing a thin patch design with a nonwoven backing cloth that allows for better adhesion of the product. The improved adhesion performance, thinner profile and incorporation of a flexible backing material allows for a product that maintains contact with the skin in contoured areas of the body, when encountering torsional strains arising from normal body movements and during contact with clothing and bedding. While Mylan’s generic lidocaine patch is also thinner than Lidoderm, it incorporates a film backing material that makes the product inflexible with body movements, contributing to its rapid loss in adhesion.
The adhesion profile of ZTlido allows the product to be used under moderate exercise conditions (tested in 4 sessions of 30-minutes of stationary bike exercise, cumulatively 2 hours) as captured in the ZTlido label. No ZTlido patches fell off during the entire 12-hour administration period. Lidoderm and the associated generics have not produced any public data on the use of their products by active pain patients under such conditions. ZTlido is also labeled to allow patients to shower and bathe while wearing the patch, which is supported by an adhesion or pharmacokinetic study showing that while some degree of lifting is observed in these environments, the patches were able to be pressed back down or reattached in the cases where the product completely detached, with no clinically meaningful change in pharmacokinetics. In contrast, Lidoderm and the associated generics are labeled with the effects of water exposure being unknown.
Although ZTlido, Lidoderm and the associated generics are all labeled to not be used with heat (e.g., heating pad or blanket), the FDA-approved ZTlido label states that users may apply ZTlido to a treatment site after moderate heat exposure, such as after 15 minutes of heating pad use on a medium setting. This authorized use of ZTlido is of value as heat therapy is widely used in treating pain. In contrast, Lidoderm and the associated generics are not labeled for use with heat.
We believe ZTlido has other favorable features compared to Lidoderm and associated generic lidocaine patches such as the inclusion of a perforated release liner and the absence of cold flow. The perforated release liner allows for easier removal of the liner before application, which we believe provides convenience to patients who have dexterity challenges. In contrast, Lidoderm and generic lidocaine patches incorporate a single-sheet release liner, requiring patients to pick at the corners and edges to breach and remove before application. Cold flow is the propensity of the adhesive to migrate from the edges of the product under normal conditions, either in the product envelope or while on the skin. This can lead to difficulties in removing the product from the envelope and/or movement of the product, while on the skin, away from the intended administration site.
We launched ZTlido in October 2018 with support from an integrated commercial organization using a dedicated sales force and sales management, marketing and managed care capabilities. We market ZTlido through a dedicated 65-person sales force, targeting over 10,000 primary care physicians, pain specialists, neurologists and palliative care physicians who we believe treat the majority of PHN patients. We are utilizing a multi-channel marketing strategy to expand awareness and utilization of ZTlido. Our managed healthcare account executives have achieved success in adding ZTlido to key formularies, including Cigna HealthCare (commercial and Medicare plans), Express Scripts (commercial and Medicare plans), United Healthcare Commercial, Anthem BCBS, BCBS of Massachusetts, Louisiana and Kansas, Lifetime/Excellus BCBS, MedImpact, CareFirst, Select Health and Medicaid in California, Florida, Connecticut, Idaho, and North Dakota. We believe the benefits of ZTlido, combined with our competitive pricing strategy and our active direct marketing efforts have driven, and will continue to drive, accelerated sales growth and increased market uptake.
We plan to support several investigator-initiated research studies to explore the clinical benefits of using ZTlido in patients with carpal tunnel syndrome, neck pain, intercostal neuralgia and other possible indications.
SP-102 (SEMDEXA)
SP-102 (SEMDEXA) is a Phase 3, novel, injectable viscous gel formulation of a widely used corticosteroid for epidural injections to treat sciatica. No ESIs are currently approved by the FDA.
Sciatica Market Overview
A particularly debilitating complication of back pathology is sciatica, which is a condition caused by mechanical compression of the nerve root, or by the effects of inflammatory mediators arising from a degenerative disc that results in inflammation and damage to the nerve roots. This nerve root compression in the lumbar segment of the spine causes shock-like or burning LBP combined with pain radiating down along the sciatic nerve through the buttocks and down one leg, sometimes reaching the foot. This often severe and debilitating leg pain is usually associated with symptoms of neuropathy-like numbness and tingling. The estimated lifetime incidence of sciatica ranges from 10% to 40% of the U.S. population, and about one-third of these cases will develop symptoms lasting over a year. According to a report by Decision Resources Group, it is estimated that over 4.8 million patients will suffer from sciatica in the United States in 2022.
Current Treatment Landscape and Limitations of Existing Treatments
As the U.S. population ages, the incidence of sciatica and the need for interventions are expected to continue to increase. For example, from 2000 to 2018, ESIs in Medicare beneficiaries increased by more than 125%.
Although there are numerous etiologies of sciatica, and therapies may differ based on the etiology, pain management interventions for sciatica are usually multi-modal. Among the pain management interventions, ESI is considered to be efficacious and has been widely used by physicians across multiple specialties, including anesthesiology, physical medicine and rehabilitation and pain medicine. However, there is no ESI therapy approved by the FDA for sciatica to date, and particulate formulations of glucocorticoids have been associated with severe adverse events.
Patients with sciatica have a wide range of invasive and non-invasive treatment options. Surgical intervention options include such as vertebroplasy, spinal laminectomy, discectomy, microdiscectomy, foraminotomy, intradiscal electrothermal therapy, nucleoplasty, radiofrequency denervation, spinal fusion and artificial disc replacement. These options are generally the last line of treatment because they can result in prolonged recovery time, may not be successful in reducing pain or addressing the underlying cause, and may result in permanent loss of flexibility. For these reasons, less invasive interventions are usually implemented first. Less invasive interventions may include (i) nonpharmacological therapies such as physical therapy, stretching exercises, spinal manipulations or chiropractic therapy, traction, acupuncture, transcutaneous electrical nerve stimulation, and biofeedback; (ii) oral pharmaceutical therapies such as NSAIDs, muscle relaxants, opiates, antidepressants, and anticonvulsants; and (iii) injectable pharmaceutical therapies such as off-label use of ESIs or nerve blocks.
ESIs for various back pain syndromes are one of the most common procedures performed in the United States and lumbosacral radicular ESI procedures represent 88% of total ESI procedures. ESIs are used when a patient’s pain is inadequately controlled with oral pain medications, topical systems or interventions such as physical therapy. ESIs have demonstrated efficacy in reducing pain, restoring function, reducing the need for other health care and avoiding back surgery. However, in addition to not being FDA-approved for the treatment of lumbosacral radicular pain, currently-used ESIs also present various risks and challenges.
When administering an ESI, many physicians use a particulate steroid (including methylprednisolone acetate, triamcinolone acetonide, or betamethasone sodium phosphate or betamethasone sodium acetate) instead of a non-particulate steroid (dexamethasone sodium phosphate) because early studies suggested that the duration of pain relief was longer with the particulates and fewer repeat injections were required, even though dexamethasone is considered an otherwise potent and therapeutically beneficial therapy. Particulate in injectable products is defined as extraneous undissolved particles present in injectable solution products. An example of such particulate is precipitate of insoluble drug form, or suspended drug particle. These steroid particles or their aggregates have at least two mechanisms for neurological damage: (1) they can act as emboli if injected into an artery and are of sufficient size to block small terminal arterioles supplying the brain or spinal cord; and (2) several particulate steroids have an immediate and massive effect on microvascular perfusion because of formation of red blood cell aggregates. These emboli can cause rare but catastrophic neurologic injuries including stroke and spinal cord injury that can result in increased pain, severe permanent disability or death. In addition, fungal meningitis has occurred from the injection of steroids manufactured in a compounding pharmacy that did not adhere to sterility standards.
The FDA has been evaluating serious neurologic events with ESIs since 2009, and in 2014, the FDA required a class warning on the currently off-label use of injectable corticosteroids to include information about the risk of serious neurologic events with ESIs. The warning on product labels for all injectable glucocorticoids states that the product is to be used for intramuscular or intra-articular purposes only, not for intravenous, intradermal, intraocular, epidural or intrathecal use, and specifically includes a warning for serious neurologic adverse reactions with epidural administration. These serious neurologic events have been reported with and without use of fluoroscopy. The class warning also includes a statement that safety and effectiveness of epidural administration of these corticosteroids have not been established.
Certain third-party payors have also provided limited coverage of ESIs to date. Based on coverage criteria established by different health care plans and certain Medicare Administrative Contractors, an ESI is considered medically necessary and therefore reimbursable only when certain specific criteria are met.
Our Solution
We are developing SP-102 to address problems associated with currently available corticosteroid products that are used in practice but not approved for epidural injection or the treatment of lumbosacral radicular pain. SP-102 is a Phase 3 sterile dexamethasone sodium phosphate viscous gel formulation of 10 mg dexamethasone at a 5 mg/mL concentration in a pre-filled glass syringe for delivery via an epidural injection. SP-102 allows for the use of the potent dexamethasone and provides for longer residency time at the site of injection through the use of a viscous excipient in lieu of particulates. The product is also formulated without the use of preservatives and packaged in a pre-filled syringe, so as to confer greater physician convenience.
Currently-used steroids carry a class warning and are not approved to be administered epidurally for the treatment of sciatica. In fact, there are further warnings that the safety and efficacy of the use of these products following epidural administration has not been established. Their formulations include neurotoxic preservatives, surfactants, suspensions or particulates that carry risks of serious neurologic complications. Unlike currently-used steroids, SP-102 does not contain neurotoxic preservatives, surfactants, suspensions or particulates that carry risk of serious neurologic complications, which we believe may improve safety and the extent of pain relief. By using dexamethasone sodium phosphate, the soluble form of the potent dexamethasone, we believe SP-102 may substantially reduce the risk of embolic events in case of inadvertent intra-arterial administration and enable repeat injections. We expect the injectable viscous gel product, SP-102, which uses a biocompatible, biodegradable, novel excipient and is protected by multiple patents and patent applications and trade secrets, to prolong the residence time at the injection site and result in extended local activity. We believe SP-102, if successfully developed and approved, has the potential to reduce the disability related to lumbosacral radicular pain and help delay or avoid spine surgery.
If approved, SP-102 could become the first FDA-approved ESI product. We believe an FDA-approved therapy for the treatment of sciatica could potentially benefit from first-to-market advantage if it can be shown to reduce or delay the need for expensive and potentially risky interventions such as spinal surgery and decrease the use of opioids. SP-102 benefits from our substantial intellectual property portfolio and other technical barriers to entry for potential competitors. Further, we are a party to an exclusive supply agreement for a proprietary biocompatible viscosity-enhancing excipient sodium hyaluronate in SP-102.Our complex manufacturing process, specialized equipment and know-how for sterile viscous product candidates are also key to our competitive edge.
We are currently evaluating data on SP-102 from a pivotal Phase 3 CLEAR trial, which was designed to evaluate the safety and efficacy in the proposed indication. The CLEAR clinical trial is a randomized, double-blind, placebo-controlled Phase 3 trial that enrolled 401 patients with sciatica at over 40 sites across the United States, with a primary objective to evaluate the analgesic effect on average leg pain (as measured by the Numeric Pain Rating Scale in the affected leg) following a single epidural injection of SP-102, compared to an intramuscular injection of placebo over four weeks. A full 6-months data analysis was completed in February 2022 and we announced final results from the study in March 2022, which results reflect achievement of primary and secondary endpoints. We believe these final results are supportive of a breakthrough therapy designation for sciatica that, in addition to the fast track designation, is expected to allow the FDA to further expedite the overall development program leading to market approval.
The Phase 3 CLEAR trial summary results, which results reflect achievement of primary and secondary endpoints, are as follows:
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SP-102 (SEMDEXA™), with 401 patients enrolled in the C.L.E.A.R. trial (Corticosteroid Lumbosacral Epidural Analgesia in Radiculopathy) experienced a rapid onset of pain relief, measured by Numeric Pain Rating Scale of average daily pain in the affected leg, with improvement against placebo over the first 4 weeks, following a single transforaminal injection, LS Mean (SEM) difference -1.08 (0.17), with a p-value < 0.001.

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SP-102 (SEMDEXA™) showed continued reduction of pain beyond one month, and the median time to open-label repeat injection was 99 days (95% CI: 78, 129 days) according to a Kaplan-Meier estimation. By contrast, off-label injectable steroids typically provide pain relief for periods ranging from less than a week and up to one month, and then a repeat injection may be required.

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The key secondary endpoint of Oswestry Disability Index, the gold standard for measuring degree of disability and estimating quality of life, showed a 28% improvement at 4 weeks on SP-102 (SEMDEXA™) compared to baseline (minimal clinically meaningful improvement 8%-12%)15. The LS Mean (SEM) difference as compared to placebo was -6.28 (1.49), with a p-value < 0.001.

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There were no adverse events (“AEs”) of special interest reported, such as paraplegia, hematoma, or infection at the injection site, which events are associated with the off-label use of non-approved injectable steroid preparations. Of the 354 patients receiving at least a single injection of SP-102, there were 125 (35.3%) patients experiencing treatment emergent adverse events (“TEAEs”), with 32 (9.0%) patients experiencing treatment-related AEs, 16 (4.5%) patients experiencing medication-related AEs, 23 (6.5%) patients experiencing procedure-related AEs, four (1.1%) patients experiencing serious AEs, and one (0.3%) patients experiencing AEs related to early withdrawal. Of the 47 patients only receiving a single placebo injection (and no repeat injection of SP-102), there were 14 (29.8%) patients experiencing TEAEs with (i) two (4.3%) patients experiencing treatment-related AEs, (ii) two (4.3%) patients experiencing medication-related AEs, (iii) one (2.1%) patient experiencing procedure-related AEs, (iv) one (2.1%) patient experiencing serious AEs, (v) one (2.1%) patient experiencing AEs related to early withdrawal, and (vi) one (2.1%) patient death. TEAEs occurring in ≥ two percent of patients were headache (SP-102: 13 (6.4%), 17 events; placebo: 11 (5.5%), 11 events), injection site pain (SP-102: 4 (2.0%), four events; placebo: zero (0.0%), 0 events), upper respiratory tract infection (SP-102: two (1.0%), 2 events; placebo: four (2.0%) events), sinusitis (SP‑102: 4 (2.0%), four events; placebo zero (0.0%), 0 events) and hypertension (SP-102: four (2.0%), four events; placebo: one (0.5%), two events). The C.L.E.A.R trial also established the safety of repeat injections, as patients who experienced moderate-to-severe radicular pain between 4 and 23 weeks were allowed to receive open-label additional SP-102 (SEMDEXA™) injection. The safety analysis was comparable between treatment groups through 4, 12 and 24 weeks of study period.
Phase 3 SP-102 C.L.E.A.R Trial – Primary Endpoint

SP-103
We are developing SP-103 to be a triple-strength, non-aqueous lidocaine topical system for the treatment of acute LBP. SP-103 leverages the same adhesive drug delivery formulation and manufacturing as ZTlido along with comparable backing material, perforated release liner and container-closure system. The increase in drug load is offset by a corresponding decrease in the adhesive diluent.
Acute LBP Market Overview
The safe and effective treatment of acute LBP represents a high unmet needs and creates large market opportunities. LBP affects about 70% of people in resource-rich countries at some point in their lives. Acute LBP can be self-limiting, however. One year after an initial episode, as many as 33% of people still have moderate-intensity pain and 15% have severe pain. Acute LBP has a high recurrence rate with 75% of those with a first episode having a recurrence. Although acute episodes may resolve completely, they may increase in severity and duration over time. Americans spent approximately $134.5 billion in 2016 on treating LBP and neck pain, which was the highest expenditure among 154 conditions studied by the Department of Institute for Health Metrics and Evaluation at the University of Washington.
Current Treatment Landscape and Limitations of Existing Treatments
According to the Centers for Disease Control and Prevention, in 2018, 28.0% of men and 31.6% of women aged 18 years old and older had lower back pain in the past three months. The percentage of women who had lower back pain increased as age increased. Among men, the percentage increased with age through age 74 years and then decreased. Women in the age groups 18 – 44, 45 – 64, and 75 years and older were more likely to have lower back pain in the past three months than were men in the same age groups, but percentages were similar between men and women in the age group 65-74 years. Although most patients recover quickly with minimal treatment, proper evaluation is imperative to identify rare cases of serious underlying pathology. Certain red flags should prompt aggressive treatment or referral to a spine specialist, whereas others are less concerning. Serious red flags include significant trauma related to age (i.e., injury related to a fall from a height or motor vehicle crash in a young patient, or from a minor fall or heavy lifting in a patient with osteoporosis or possible osteoporosis), major or progressive motor or sensory deficit, new-onset bowel or bladder incontinence or urinary retention, loss of anal sphincter tone, saddle anesthesia, history of cancer metastatic to bone and suspected spinal infection. Without clinical signs of serious pathology, diagnostic imaging and laboratory testing often are not required. Although there are numerous treatments for nonspecific acute LBP, most have little evidence of benefit. Patient education and medications such as nonsteroidal anti-inflammatory drugs, acetaminophen and muscle relaxants are beneficial.

Our Solution
Our triple-strength SP-103 is an investigational, non-aqueous lidocaine topical system undergoing clinical development in acute LBP conditions. If approved, we believe that SP-103 could become the lidocaine topical product for acute LBP indications. All current uses of topical lidocaine products for LBP are off-label. This program builds on the learnings from ZTlido because both products share the same adhesive drug delivery formulation and manufacturing technology.
We are developing SP-103 to deliver a dose of lidocaine that is at least threefold higher than any approved lidocaine topical products (including the approved ZTlido, which has a drug load of 36 mg lidocaine). We manufacture SP-103 to have a drug load of 108 mg lidocaine in a similar adhesive formulation as ZTlido, along with comparable backing material, perforated release liner and container-closure system. SP-103 has demonstrated delivery of threefold the level of drug of ZTlido, and consequently delivers threefold the level of drug of Lidoderm and associated generics by extrapolation.
We believe SP-103, if successfully developed and approved, may be able to address the limitations of prescription lidocaine patches in treating acute LBP by delivering a higher dose of lidocaine to the application site, but with systemic exposure of drug remaining well below established safety thresholds. SP-103 has three times the drug load of ZTlido (108 mg versus 36 mg) in the adhesive system and can potentially deliver threefold the level of the drug within a targeted area, with the convenience of a single topical system. This level of dosage for SP-103 is comparable to the maximum approved daily dosage of ZTlido, or three topical systems for up to 12 hours during a 24-hour period. By contrast, delivering higher levels of drug with other lidocaine patches is encumbered by the underlying hydrogel technology that constrains the level of drug that can be loaded into the adhesive of those products. The level of drug product in such patches can be increased only with a thicker adhesive layer, which can result in a loss of adhesion performance and flexibility. Further, increasing product dimensions can allow delivery of the drug over a larger area, but does not increase drug delivery to a localized area under the topical system.
We believe the acute LBP market presents an attractive commercial opportunity due to the large patient population, lack of any approved drugs and high level of unmet medical need. We believe developing and commercializing a topical non-opioid product targeting this segment of the pain population represents a commercially attractive strategy.
We intend initially to evaluate SP-103 in a Phase 2 trial in subjects who have acute LBP. The study design is planned as an enriched-enrollment, randomized, double-blind, two-period cross-over, multicenter study of SP-103 and placebo in subjects with acute LBP. The study consists of a 7-day open-label run-in period where all subjects receive active treatment. Responders to treatment then will be randomized to blinded Treatment A, consisting of 30 days treatment with SP-103 or Treatment B, consisting of 30 days treatment with placebo patch with no lidocaine. Scilex initiated the Phase 2 trial in the second quarter of 2022.
SP-104
We are developing SP-104 for the treatment of fibromyalgia. Low-dose naltrexone hydrochloride delayed-release capsules is routinely used off-label to treat fibromyalgia and other chronic pain conditions such as complex regional pain.
Fibromyalgia Market Overview
Fibromyalgia affects an estimated 10 million people in the United States and an estimated 3% to 6% of the world population. While it is most prevalent in women, it also occurs in men and children of all ethnic groups. Fibromyalgia is the second most common disorder that rheumatologists encounter, seen in 15% of evaluated patients. Approximately 8% of patients cared for in primary care clinics have fibromyalgia. Prominent fibromyalgia researchers and specialists estimate the economic burden of fibromyalgia in the United States to be between $12 billion to $14 billion each year and the condition accounts for a loss of 1% to 2% of the national overall productivity.

Potential Complications of Fibromyalgia
The following is a non-exhaustive list of complications of fibromyalgia:
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extreme allodynia with high levels of distress;

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opioid or alcohol dependence;

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marked functional impairment;

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severe depression and anxiety;

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obesity and physical deconditioning; and

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metabolic syndrome.

Although fibromyalgia is frequently grouped with arthritis-related conditions, there is no apparent inflammation or damage to the joints, muscles or other tissues. The diagnostic criteria for fibromyalgia is detailed in the chart below.

Updated ACR diagnostic criteria for fibromyalgia

WPI ≥7
SS score ≥5
WPI 3-6
SS score ≥9
Symptoms present for at least 3 months
No disorder that can otherwise explain the pain
Positive diagnosis of fibromyalgia

ACR: American College of Rheumatology; SS: symptom severity; WPI: widespread pain index.

Adapted from Buskila D & Sarzi-Puttini P.Isr Med Assoc J. 2008:10(1):77-8.

See also: https://www.changepain.ie/en-ie/pain-insights/key-pain-conditions/fibromyalgia

Currently approved products for pain in fibromyalgia, including duloxetine, pregabalin and milnacipran, have limited efficacy. Responders applying such products can only demonstrate a 27% to 40% reduction of symptoms, which is far below the commonly accepted threshold of 50% to prove efficacy in treating fibromyalgia. In light of this, we believe new treatments with higher efficacy are needed to improve management of fibromyalgia.
Our Solution
SP-104 has key clinical data supporting its use in fibromyalgia. There are investigational trials that support use and development of SP-104 for fibromyalgia. Currently there are no low-dose formulations (i.e., less than 5 mg) available. Physicians currently use the commercially available high-dose tablets (50 mg) and have compounding pharmacies aliquot lower doses for patients. Pharmacy-compounding is inherently inaccurate and does not involve analyses to confirm that the aliquoted product has the target level of drug, and there is no assurance as to content uniformity within a batch as well as other quality attributes critical for pharmaceutical product performance. This can lead to errors in dosing and challenges with titration. The commercial products and pharmacy-compounded products also allow for the immediate release of the drug in the stomach, which can lead to compliance challenges due to severe side effects. Common side effects for naltrexone include hyperalgesia, dysphoria, insomnia and anxiety. All these issues culminate into patient compliance issues and result in the eventual abandonment of an otherwise viable therapy to treat this debilitating disease.
Our SP-104 uses delayed burst release technology that bypasses the stomach and releases the drug in the gut (upper intestine). When taking SP-104 at night before bed, peak drug levels are achieved at night during sleep, allowing the patient to avoid conscious perception of hyperalgesia and other side effects. The combination of the delayed-release and administration at night may also maximize efficacy as most endorphin/enkephalin release is during sleep, which maximizes the product’s potential to elicit compensatory response.
We are committed to develop SP-104 for fibromyalgia. Phase 1 studies are to characterize the pharmacokinetic and safety profile of SP-104, and Scilex intends to initiate a Phase 2 study in the second half of 2022. If successful, we believe SP-104 can become a pivotal treatment for management of fibromyalgia, which represents a large commercial opportunity with high unmet demands.
Commercialization and Market Access
Sales & Marketing
We have built a robust and integrated commercial infrastructure using a dedicated sales force and sales management, marketing and managed care capabilities, to maximize the potential of our marketed product, ZTlido, and to commercialize our product candidates, if approved. We are focused on achieving accelerated sales growth and increased market uptake for ZTlido in the topical lidocaine product market, where we believe we have the only actively promoted product. Our dedicated 65-person sales force has broad experience in pain management and is exclusively focused on promoting ZTlido. Our sales representatives leverage their established relationships to call on over 10,000 target pain specialists, neurologists, select primary care providers and palliative care physicians who Scilex believes treat the majority of PHN patients. We believe these same call points provide treatment for the sciatica and acute LBP patients that could benefit from SEMDEXA and SP-103, if approved. Our sales representatives typically have over 10 years of experience in promoting a broad scope of pain management products that Scilex intends to leverage as our product candidates are commercialized.
As of December 31, 2021, ZTlido had gained approximately 9.0% market share of the lidocaine patch prescription market across the territories we cover in the United States. The total prescriptions of ZTlido for the year ended December 31, 2021 grew by more than 10% over the year ended December 31, 2020, according to Symphony Healthcare’s national prescription data. Our experienced sales representatives and managers are supported by our marketing team, whose members have successfully launched over 20 products with large pharmaceutical, biotechnology and specialty pharmaceutical companies. Our marketing team has developed a multi-channel marketing strategy to promote the continued uptake of ZTlido by highlighting its significantly improved adhesion and continuous pain relief throughout the 12-hour administration period. We are also promoting ZTlido with a marketing campaign that engages patients seeking relief for neuropathic pain associated with PHN through social media and medical and consumer journals. Further, our marketing function is supported by an experienced analytics team that leverages its experience in forecasting and analytics to draw insights from healthcare databases to inform our marketing strategy. As part of our broader commercial strategy, our marketing analytics team is conducting market research to support the launch of SP-102, SP-103 and SP-104, if any of these candidates is approved. We believe that our sales force, supporting commercial infrastructure and established relationships with our targeted physician audience will provide a strategic advantage in pursuing potential partnerships to commercialize other non-opioid pain management therapeutics.
Market Access
We have established a patient-centric market access function with robust capabilities across the market access continuum, including payor sales, contracting and marketing strategies, supplemental patient assistance programs and responsible drug pricing to support patients’ access to ZTlido. Our team of managed healthcare account executives has demonstrated experience in establishing products on formularies and have currently prioritized and targeted select payor accounts representing approximately 275 million of the over 300 million lives, with the remaining 25 million to be considered in the future. Currently, ZTlido is covered for over 190 million lives in the United States and coverage continues to improve. As of January 2021, we have secured coverage for ZTlido on Cigna HealthCare (commercial and Medicare plans), Express Scripts (commercial and Medicare plans), United Healthcare Commercial, Anthem BCBS, BCBS of Massachusetts, Louisiana and Kansas, Lifetime/Excellus BCBS, MedImpact, CareFirst, Select Health and Medicaid in California, Florida, Connecticut, Idaho, and North Dakota. We continue to negotiate coverage with large payors and pharmacy benefit managers in all books of business.
ZTlido Formulary Coverage — Over 90% of Lives Covered or In Negotiation
We utilize an outside vendor to administer a patient assistance program directed at patients with commercial insurance or those paying out-of-pocket. With the copay assistance program, qualifying patients do not have to pay any copayment for their ZTlido prescription. We utilize an external vendor and train the sales force to work proactively with clinician office managers in completing required forms for prior authorization for ZTlido.
Clinical Development Overview
ZTlido
Clinical Trial Highlights
We have evaluated ZTlido in over 600 subjects in clinical trials to support marketing approval and promotional campaigns for the relief of neuropathic pain associated with PHN in the United States. Our studies sought to investigate the bioequivalence of ZTlido compared to Lidoderm, adhesion performance and the dermal safety and tolerability of ZTlido under a range of application times and settings. Based on these studies, we concluded that ZTlido:
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demonstrated bioequivalence to Lidoderm in study SCI-LIDO-PK-002A;

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showed greater than or equal to 90% adhesion in over 90% of the subjects at the end of the 12-hour administration period in study SCI-LIDO-ADH-001;

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showed superior adhesion to Lidoderm and Mylan’s generic lidocaine patch in studies SCI-LIDO-AHD-002 and SCI-LIDO-ADH-003;

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was not meaningfully impacted by heat or exercise in study SCI-LIDO-HEX-001;

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was able to be used under showering and bathing conditions in study SCI-LIDO-ADH-004; and

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did not show clinically meaningful dermal irritation in study SCI-LIDO-DERM-001.

ZTlido Study Details
Pivotal Bioequivalence Study — SCI-LIDO-PK-002A
We conducted a comparative single-dose pharmacokinetic (“PK”) study between ZTlido and Lidoderm designed as a two-way cross-over in 54 healthy subjects. In this trial design, each subject received a single dose of three ZTlido or three Lidoderm patches followed by a washout period and the administration of the other product. The purpose of this study was to establish bioequivalence between the products, which was determined by the statistical comparability of Cmax and AUC as shown in the figure below.
This was considered the pivotal clinical trial for ZTlido, as it provided the pharmaceutical bridge between the two products and showed that ZTlido had comparable safety and efficacy to Lidoderm. As a result of successfully establishing the pharmaceutical bridge, no stand-alone clinical efficacy studies were required by the FDA to determine ZTlido’s analgesic effects for ZTlido’s approval.
Mean Lidocaine Plasma Concentration Time Profiles — Semilog Scale
Pivotal Adhesion Study — SCI-LIDO-ADH-001
We conducted an open-label, single-treatment, single-period, single-application adhesion performance study in 54 healthy, human subjects to assess the adhesion performance of ZTlido over the 12-hour administration period of the product. The study also investigated whether ZTlido met an FDA established adhesion performance benchmark of greater than or equal to 90% adhesion in greater than or equal to 90% of subjects in the study at the end of the administration period. At the end of the 12-hour administration period, over 90% of the subjects (49 out of the 54 subjects) maintained greater than or equal to 90% adhesion, with no adverse events reported during the study.

ZTlido Maintained Greater Than 90% Adhesion Over the 12-Hour Time Period
This study was considered the pivotal adhesion study for marketing approval and is summarized in the product label.
Head-to-Head Adhesion Study versus Lidoderm — SCI-LIDO-ADH-002
We conducted an open label, single-treatment, three-period, single-application adhesion performance study in 44 healthy, human subjects to evaluate the adhesion performance of ZTlido compared to the adhesion performance of Lidoderm over a 12-hour administration period.
In this study, ZTlido demonstrated significantly superior mean adhesion scores compared to Lidoderm at 3, 5, 9 and 12 hours after application. ZTlido maintained a mean percent adhesion performance greater than 90% over the 12-hour administration period, while Lidoderm fell below 90% mean adhesion within three hours.

ZTlido Demonstrated Superior Adhesion Compared to Lidoderm

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Lidoderm
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Head-to-Head Adhesion Study versus Mylan’s Generic — SCI-LIDO-ADH-003
We conducted an open-label, single-treatment, two-period, single-application adhesion performance study in 24 healthy, human subjects to evaluate the adhesion performance of ZTlido compared to the adhesion performance of a generic lidocaine patch 5% manufactured by Mylan over a 12-hour administration period. The purpose of this study was to compare the adhesion performance of ZTlido against a topical lidocaine product involving a non-aqueous formulation. We selected Mylan’s generic lidocaine patch as a comparator because it has similar product characteristics, including a non-aqueous polymer drug-in-adhesive system allowing for a thinner patch and a lower drug load as compared to Lidoderm.
In this study, ZTlido demonstrated significantly superior adhesion performance compared to Mylan’s generic lidocaine patch. ZTlido maintained a mean adhesion greater than 90% over the 12-hour administration period, while the generic product had a mean adhesion score of only 80% immediately after application, which declined to a mean adhesion score of 27% at 12 hours after application.

ZTlido Demonstrated Superior Adhesion Compared to Mylan’s Generic Lidocaine Patch
PK and Adhesion Study under Exercise and Heat Conditions — SCI-LIDO-HEX-001
We conducted an open-label, randomized, three-treatment, three-sequence, three-period, cross-over, PK and adhesion performance study of three ZTlido topical systems applied to separate areas in 12 healthy, human subjects during physical exercise, exposure to heat and under normal conditions, respectively. The three treatment periods were as follows:
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Treatment A sought to assess the PK and adhesion performance of ZTlido under physical exercise conditions. In this treatment period, subjects were instructed to perform exercise for 30 minutes on a stationary bike achieving a heart rate of 108 beats per minute, with continuous heart monitoring during exercise. Subjects were instructed to perform exercise immediately after the application of the topical system and at 2.5, 5.5 and 8.5 hours following application of the topical system.

•
Treatment B sought to assess the PK and adhesion performance of ZTlido under heat conditions. In this treatment period, a heating pad adjusted to the medium setting was applied for 20 minutes immediately after application of the topical system and at 8.5 hours following application of the topical system.

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Treatment C sought to assess the PK and adhesion performance of ZTlido under normal conditions. In this treatment period, topical systems were applied to the mid-lower back and worn for 12 hours.

In treatment A, adhesion and PK performance were not compromised by exercise, as reflected in the product label. In treatment B, heat had an effect on PK but had no effect on adhesion. In Treatment C,

normal PKs were observed and greater than 90% of subjects showed greater than 90% adhesion. No meaningful irritation was observed across all treatments across all time points in any of the subjects.
The impact of heat and exercise on PK is presented in the figure below. It was observed that heat had an effect on Cmax, but the drug returned to normal levels after removal of heat and there was no clinically meaningful observed effect on AUC. Heat did not appear to have a deleterious or catastrophic effect on topical system performance, either as a dose-dump (i.e., immediate and complete release of all drug from the product), or as reduced drug delivery (i.e., much lower systemic exposure). There was no significant effect on PK observed with exercise when compared to subjects under normal conditions.
ZTlido Demonstrated Consistent* PK Performance under Exercise and Heat Conditions

Physical Exercise
Heat
Normal Conditions
Mean plasma lidocaine concentration (ng/ml)
Time (Hours)
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Defined as no clinically meaningful changes by meeting bioequivalence criteria

Dermal Sensitization and Irritation Study — SCI-LIDO-DERM-001
We conducted a provocative dermal sensitization and irritation human clinical trial, also referred to as a repeat insult topical system test, intended to elicit the worst-case dermal safety of ZTlido by extended wearing of the product over multiple days. In this trial, we compared the sensitization potential, and the overall irritation profiles of ZTlido and Lidoderm in 218 normal and healthy subjects. We used a 7-point scale where a score of 0 indicated no irritation and a score of 7 was considered a strong reaction spreading beyond the application site.
In this study, results showed that the adhesion quality of ZTlido did not compromise dermal safety. The study reported that ZTlido did not show potential for dermal sensitization and showed an overall benign irritation profile. Both ZTlido and Lidoderm had a mean irritation score well below 1, which is defined as barely perceptible erythema. This study allowed for the ZTlido label to adopt the same local tolerance language as labeled for Lidoderm.

Photoallergy and Phototoxicity Studies — SCI-LIDO-PHOT0-001 and SCI-LIDO-PHOTO-002
We conducted a 6-week randomized study, SCI-LIDO-PHOTO-001, to evaluate the potential of ZTlido and its comparator, Lidoderm, to induce a photoallergic skin reaction in 54 healthy volunteers. In this study, we observed that ZTlido was not photoallergenic.
We conducted a 4-day, randomized study, SCI-LIDO-PHOTO-002, to evaluate the irritation potential of ZTlido and its comparator, Lidoderm, when application to skin is followed by light exposure in 32 healthy volunteers, using a phototoxicity patch test. In this study, we observed that ZTlido was not phototoxic.
Post-Approval Studies for ZTlido
Water Stress Study (Shower and Swimming) — SCI-LIDO-ADH-004
We conducted a single-dose study in 24 subjects to examine the adhesion and lidocaine delivery (pharmacokinetics) of ZTlido when it is exposed to two separate water stress conditions of (1) showering (10 minutes) and (2) swimming (15 minutes). The study showed that while some degree of product lifting was observed, the product could be pressed back down or reattached with no further diminished adhesion performance or drug delivery. This study led to a change in the product label indicating that patients may use the product while showering or bathing. This provides significant patient convenience as Lidoderm and the associated generics are labeled to avoid contact with water such as bathing, swimming or showering, as these products may not stick if they get wet. With ZTlido, patients can engage in these activities within the 12-hour administration period.
Investigator-Sponsored Studies
We plan to support several investigator-initiated research studies to evaluate the clinical benefits of using ZTlido in patients with carpal tunnel syndrome, neck pain, intercostal neuralgia and other possible indications.
SP-102 (SEMDEXA)
We recently conducted a Phase 3 pivotal study of SP-102. The Corticosteroid Lumbar Epidural Analgesia for Radiculopathy (“CLEAR”) study is a randomized, double-blind, placebo-controlled Phase 3 trial that enrolled 401 patients with sciatica to compare the epidural administration of SP-102 to placebo. We announced final results from this study in March 2022.
Clinical Trial Highlights
SP-102 has been evaluated in a number of preclinical studies and clinical trials as a potential treatment for sciatica. Key findings from the preclinical studies and clinical trials include:
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Repeat injections of SP-102 showed continued pain reduction with no unexpected adverse events based on preliminary results from the SP-102-03 study;

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SP-102 showed an extended local activity with epidural administration in the ES-1504 study;

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SP-102 showed an extended residence time and tolerability in the 1014-1512 and the 1014-2847, preclinical studies; and

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The introduction of SP-102 into blood vessels did not result in neurological complications in the UPD003-IS21 preclinical toxicology study.

SP-102 (SEMDEXA) Study Details
Phase 3 Pivotal Clinical Trial — CLEAR
We recently conducted a pivotal, randomized, double-blind, placebo-controlled Phase 3 trial, CLEAR, that enrolled 401 patients with sciatica at over 40 sites across the United States. The study includes an open-label extension where subjects will be followed for up to 24 weeks after treatment to evaluate the safety of administering SP-102 in a larger patient population. After week 4, subjects who met certain pain criteria received open-label SP-102 to investigate the safety of repeat injections and the duration of pain relief following injection. This well-controlled, randomized trial was designed to demonstrate evidence of the analgesic effect and safety of SP-102. The schematic of this Phase 3 trial is demonstrated in the flowchart below.
The primary objective of this study was to evaluate the analgesic effect of SP-102 on average leg pain, measured using the Numeric Pain Rating Scale (“NPRS”) following a single transforaminal injection. These results were compared to an intra-muscular injection of placebo over a four-week period. The secondary objectives of this study include (i) evaluation of the degree of disability over time as measured by the Oswestry Disability Index; (ii) characterization of the change of the subject’s radiculopathy symptoms and overall condition, using a combination of PainDETECT, modified Brief Pain Inventory, Clinical Global Impression of Change, and Patient Global Impression of Change and (iii) evaluation of the safety of a single and repeat SP-102 injections.
Schematic of CLEAR — SP-102 (SEMDEXA) Phase 3 Pivotal Trial
Enrollment was completed in the second half of 2021. We announced final data from this study in March 2022. The Pivot Phase 3 trial has met the primary efficacy and key secondary efficacy endpoints:
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For the primary endpoint of change in average daily pain (as measured by the Numeric Pain Rating Scale) in the affected leg over four weeks following the initial injection, the LS Mean (SE) group difference of -1.08 (0.17) compared to placebo with a p-value less than 0.001.

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The two key secondary endpoints assessing Oswestry Disability Index (“ODI”) and Time to open-label repeat injection have been demonstrated for SP-102. The LS Mean (SE) group difference in ODI compared to placebo at week 4 was -6.28 (1.49) with a p-value less than 0.001. A Cox proportional hazard model showed significantly longer duration of initial SP-102 (SEMDEXA) treatment compared to placebo Hazard Ratio (95% CI) 0.49 (0.36, 0.65), with a p-value less than 0.001.

Phase 2 Repeat Dose Study — SP-102-03
We conducted an open-label, single-arm, pharmacodynamics (“PD”) and safety study of repeat epidural injections of SP-102 in patients with sciatica. We conducted this study to characterize repeat dose PD with respect to hypothalamic-pituitary-adrenal suppression using plasma cortisol levels, white blood cell count and blood glucose levels.
The study enrolled 19 subjects, of which 15 received repeat SP-102 epidural injections 4 to 8 weeks after the initial injection. Four of the subjects did not experience recurrent pain and thus did not require a repeat injection. The daily average, current and worst pain in the affected leg and back showed continuous reduction throughout the 28-day observation period for both treatments. Based on a preliminary review of the results, SP-102 injections were generally well-tolerated and there were no new unexpected adverse events observed.
Mean Percentage Change in Sciatica-Related Leg Pain as Measured by NPRS
Phase 1 Trial of SP-102 (SEMDEXA) Compared to Reference Listed Drug — ES-1504
We conducted an open-label, single-arm, two-period, fixed sequential-dose study to evaluate the PK, PD and safety of SP-102 when administered by epidural injection. SP-102 was compared to intravenous dexamethasone sodium phosphate injection in subjects with lumbosacral radiculopathy. There were 12 subjects enrolled in this study, all of whom received SP-102 followed by the intravenous dexamethasone sodium phosphate injection (Reference Listed Drug) administered one month later. A Reference Listed Drug is an approved drug product to which new versions are compared to show that they are bioequivalent. The purpose of this study was to establish the pharmaceutical bridge between SP-102 and the Reference Listed Drug. The Tmax observed with the administration of SP-102 was four hours, compared to 15 minutes observed with intravenous dexamethasone. The PD parameters and safety results of both products were similar, and SP-102 did not prolong cortisol suppression time. SP-102 also maintained analgesic effects throughout a one-month observation period.
The overall systemic exposure of dexamethasone was similar, whether administered as SP-102 or injected intravenously, with a mean AUCinf of 0.916 µg*h/mL (observed with SP-102) compared to 0.943 µg*h/mL (observed with intravenously-administered dexamethasone). Notably, there was a 16-fold increase in the time to maximum serum concentration (“Tmax”) following epidural injection of SP-102. The median Tmax was 4.00 hours for SP-102 compared to 0.25 hours for the comparison group. All 12 subjects with sciatica showed continuous reduction in back and leg pain during the one-month observation period following a single epidural injection of SP-102.
This study demonstrated that at an equivalent initial dose of dexamethasone, the systemic exposure to dexamethasone following epidural injection of SP-102 did not exceed the exposure following intravenous injection of the Reference Listed Drug. The PD effects, measured as white blood cell count, cortisol levels and glucose levels, as well as the safety profile, were similar between the two treatments. SP-102 injections were generally well-tolerated and did not result in new unexpected side effects.
Toxicology Studies — Study Nos. 1014-1512 and 1014-2847
We conducted PK and toxicology studies in two non-rodent animal species to assess SP-102 administered via epidural and intrathecal routes with single and multiple dose regimens. Pharmacokinetically, a prolonged increase in the active dexamethasone metabolite was consistent with the extended residence time of the viscous gel formulation of SP-102 at the site of injection. There were no new unexpected toxicology findings apart from well-characterized toxicity findings commonly observed with administration of dexamethasone sodium phosphate.
Preclinical Toxicology Study — UPD003-IS21
We conducted a preclinical toxicology study designed to simulate the accidental introduction of epidural steroids into arterial blood vessels providing blood supply to the spinal cord, which is a major cause of neurological complications associated with current administration of suspension steroids containing particulates. A 2 mL (10 mg of dexamethasone) injection of SP-102 was injected over 1-2 minutes into the vertebral artery of large animal species.
Pre- and post-dose angiography showed no remarkable changes and all animals survived for approximately 24 hours until euthanasia. The veterinary animal health report and the pathology report concluded there were no vascular, spinal cord or brain injuries associated with injection into the vertebral artery of the animals.
Hydrodynamic Study — SP-PC002
We conducted a hydrodynamic study of SP-102 in non-rodent animal species, which showed that epidural administration of SP-102 demonstrated an increased local residence half-life and a decreased flow from the injection site.
Intravascular Injection Study — SEM-005
We conducted a study to evaluate the accidental intravascular injection of SP-102 into the vertebral artery of non-rodent animals. There were no adverse clinical signs associated with the accidental intra-arterial injection of SP-102 following a 24-hour survival period.
SP-103 (lidocaine topical system) 5.4%
SP-103 is an investigational, non-aqueous lidocaine topical system undergoing clinical development in acute LBP. As a higher strength topical lidocaine system, SP-103 will build on the learnings from ZTlido because both products share the same adhesive drug delivery formulation and manufacturing technology. The clinical program involves evaluating the safety and efficacy of SP-103 for the treatment of acute LBP. A Phase 1 study was completed that demonstrated bioequivalent pharmacokinetics between the administration of a single SP-103 and the administration of three commercial ZTlido. The study also showed linear kinetics among multiple applications of SP-103 (i.e., 1, 2 or 3 patches) over a 12-hour administration period. Adhesion performance was assessed and found to be comparable between SP-103 and ZTlido.
Specifically, we plan to evaluate SP-103 in the following studies:
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SP-103-02 is a Phase 2 study of SP-103 in subjects with acute LBP. The study design is planned as an enriched-enrollment, randomized, double-blind, two-period, cross-over, multicenter study of SP-103 versus placebo. The study is expected to consist of a 7-day open-label run-in period where all subjects receive active treatment. Responders to treatment will then be randomized to receive blinded treatment of either SP-103 or placebo. This study will inform on the pivotal Phase 3 study design to support market approval.

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In addition to a pivotal Phase 3 program, Scilex intends to perform a 3-day PK study of SP-103, an adhesion performance study of SP-103 and an investigational study to evaluate the effects of heat and exercise on the PK and adhesion of SP-103 to support the NDA submission.

The Phase 2 trial of SP-103 was initiated in the second quarter of 2022.
SP-104 (4.5mg, low-dose naltrexone hydrochloride delayed-release capsules)
Two Phase 1 trials have been completed for SP-104 at investigative sites in New Zealand:
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SP-104-01 is a food effect and bridging pharmacokinetic study comparing SP-104 to Naltrexone HCL Tablets conducted on approximately 18 healthy adult subjects. The study is designed to be an open-label, three-period, three-treatment, randomized study to characterize the PK and safety and tolerability of SP-104 under fasting and fed conditions. Subjects are randomly administered a single dose of one of three treatments and followed for PK and safety for a period of time followed by a washout period before receiving one of the other treatments. All subjects receive all three treatments. The study characterize the single-dose clinical studies and ultimately the commercial label. The study also serves as a “pharmaceutical bridge” between SP-104 and the commercial reference listed drug (the “RLD”) (Naltrexone HCI tablets, USP 50 mg) to support the eventual Section 505(b)(2) NDA. Assuming that the rate and extent of drug exposure for SP-104 will be lower than that observed for the RLD, this study allows Scilex to rely upon the FDA’s findings of safety for the RLD instead of having to perform extensive nonclinical animal safety toxicology studies and establish an extensive clinical safety database. Scilex’s development program can focus on establishing efficiacy of SP-104 in the treatment of fibromyalgia.
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SP-104-02 is a Phase 1 study of SP-104 conducted on approximately 52 healthy human subjects. The study is designed to be a double-blind, randomized, two-period, two-treatment crossover study to evaluate the safety of SP-104, compared to immediate release naltrexone capsules. The primary purpose of the study is to test the hypothesis that, when taken at night, the delayed release of 4.5 mg Naltrexone mitigates against adverse events known for the drug and could affect patient compliance in maintaining treatment for their fibromyalgia. In a small (n=52) cross-over trial in healthy volunteers comparing SP-104 (naltrexone hydrochloride delayed-release 4.5 mg) to naltrexone hydrochloride immediate release 4.5 mg (the “compared drug”), there were no serious adverse effects, no AEs leading to discontinuation, no meaningful differences in physical examinations, vital signs, or laboratory parameters between treatments, no severe AEs for either treatment. Of the 52 patients receiving at least a single injection of SP-104, there were 21 (40%) patients experiencing at least one TEAE, 14 (27%) patients experiencing at least one treatment-related TEAE, 12 (23%) patients experiencing at least one treatment-related TEAE within 72 hours after first administration of SP-104. Notable AEs of special interest were nausea and headache within 72 hours after first administration of SP-104. SP-104 administered at night before bed resulted in a lower number of subjects with at least one AE (p = 0.0414), and an even lower number of subjects with at least one AE within 72 hours after the first administration of SP-140 when compared to the compared drug. There was a lower number of subjects with AEs of special interest within 72 hours after administration of SP-104 (n=9; 12 events) versus the compared drug (n=15; 20 events). Notable AEs of special interest observed within 72 hours after administration of the applicable drug are nausea (SP-104: n=0; the compared drug: n=3) and headache (SP-104: n=6; the compared drug: n=12). The study randomized subjects to one of two treatments followed by a washout period and then receipt of the other treatment, which allows all subjects to act as their own control. The study will support intellectual property, inform on clinical study design and contribute to safety characterization to support market applications.

We completed both studies in the second quarter of 2022. We plan to use data collected from these studies to support an Investigational New Drug application with the FDA, which is expected to enable further clinical development and initiation of a planned multi-center placebo-controlled registration trial in the field of fibromyalgia. The registration trial is designed to be a Phase 3, randomized double-blind, placebo-controlled, parallel group, multicenter study that meets the regulatory requirements of an “adequate and well-controlled” study to establish the efficacy of SP-104 in the treatment of fibromyalgia. Depending on the outcomes, this registration trial alone may be efficient in supporting market approval of SP-104 or as an additional Phase 3 study may be required.
Medical Affairs
Our Medical Affairs team includes in-house medical expertise, health economics and third-party payor support. The Medical Affairs team works with our clinical team to identify sites for clinical trials, support the investigator teams and develop publication plans for clinical and real-world ZTlido data and our product candidates. Our Medical Affairs team also works with Key Opinion Leaders, professional societies and patient advocacy groups to educate on and support the appropriate use of pain therapeutics, including topical pain products. Further, our Medical Affairs team provides our sales organization with therapeutic knowledge and product training. The Medical Affairs team and Promotional Review Committee review all promotional materials for scientific accuracy. Medical Affairs team also develops lifecycle planning and works with our clinical team to determine registration or supportive studies, oversee post-approval studies and support investigator-sponsored trials.
Manufacturing and Supply Chain
We currently contract with third parties for the manufacture, assembly, testing, packaging, storage and distribution of our product. Our technical team has extensive pharmaceutical development, manufacturing, analytical, quality and distribution experience and is qualified and capable of managing manufacturing and supply chain operations. Our Quality System, Standard Operating Procedures and contract manufacturing organizations (“CMOs”) comply with cGMP and regulatory requirements. We selected our CMOs for specific competencies having met our development, manufacturing, quality and the FDA regulatory requirements. These CMOs manufacture our clinical supplies and commercial batches. We currently have no plans to build our own manufacturing or distribution infrastructure.
ZTlido
ZTlido is a single-layer, drug-in-adhesive topical delivery system comprised of an adhesive material containing 36 mg lidocaine, which is applied to a pliable nonwoven cloth backing and covered with a polyethylene terephthalate film release liner. ZTlido is commercially manufactured for us by Oishi Koseido Co., Ltd. (“Oishi”) in Japan. We have exclusive worldwide rights to Oishi’s proprietary formulation and manufacturing technologies except with respect to Japan. ZTlido is manufactured using premixing and hot-melt mixing of various excipients and lidocaine, followed by cGMP compliant coating, lining, cutting and filling processes. ZTlido is packaged as a carton of 30 topical systems, into individual child-resistant envelopes. See the section of this proxy statement/prospectus titled “Business of Scilex — Material Agreements — Itochu and Oishi Product Development Agreement” and “Business — Material Agreements — Itochu and Oishi Commercial Supply Agreement” for additional information regarding the manufacturing and supply chain of ZTlido.
Once production is complete, commercial product shipments are sent to the United States, where title is then transferred to our exclusive third-party logistics distribution provider, Cardinal Health. Cardinal Health ships to temperature-controlled customer wholesale distribution centers, which are generally able to deliver finished product to retail pharmacies on the same day, or within 24 hours. We currently contract with multiple pharmaceutical wholesalers throughout the United States, including McKesson, Cardinal Health and AmerisourceBergen, which are managed by Cardinal Health. Wholesalers have agreements in place that provide us with access to large retail chains, including CVS, Walgreens, Rite Aid and Walmart, as well as independent pharmacies. In addition to all order fulfillment, Cardinal Health performs the following services on our behalf: customer service, credit checks, invoicing, chargebacks, wholesaler fee for service, government reporting, customer returns, accounts receivable, inventory control, product security (DSCSA serialization) inquiries and recall assistance. We generate revenue from product sales of ZTlido to Cardinal Health. In the years ended December 31, 2021 and December 31, 2020, Cardinal Health was our only customer and sales to Cardinal Health represented all of our net revenue.
As we continue to expand the commercialization of ZTlido, we plan to sell directly to wholesalers and pharmacies by the second quarter of 2022. We currently hold state wholesaler licenses in many jurisdictions in the United States and have applied for licenses in the few remaining jurisdictions in which licenses are required. Upon receiving all necessary wholesaler licenses, we expect to commence selling directly to our main wholesaler customers as well as pharmacies. We plan to discontinue our use of “title model” services provided by Cardinal Health afterwards, but expect that Cardinal Health will continue to perform other third-party logistics services for us.
SP-102 (SEMDEXA)
SP-102 is a Phase 3 sterile dexamethasone sodium phosphate injectable viscous gel drug product containing dexamethasone sodium phosphate equivalent to 10 mg dexamethasone in a pre-filled glass syringe with a 2 mL deliverable volume. SP-102 also contains sodium hyaluronate, which is a novel, biocompatible, viscosity-enhancing excipient and is listed in the European Pharmacopeia. We have an exclusive supply agreement for sodium hyaluronate for SP-102 from the manufacturer and supplier.

SP-102 is manufactured by a single-source manufacturer, which supports the clinical development, including the completed Phase 3 clinical trial of SP-102. In March 2022, we announced final results of the Phase 3 clinical trial, satisfying the primary efficacy and key secondary efficacy endpoints. The manufacturing process is proprietary and includes trade secrets. We plan to engage our existing contract manufacturer, Lifecore, for the commercial production of SP-102, if approved. We plan to use the biocompatible proprietary excipient supplied by Sanofi-Aventis U.S. LLC (“Sanofi”) sodium hyaluronate, pursuant to the Genzyme Supply Agreement, and engage Sanofi for commercial supply of dexamethasone sodium phosphate for SP-102, if approved. See the section of this proxy statement/prospectus titled “Business of Scilex — Material Agreements — Genzyme Supply Agreement” and “Business of Scilex — Material Agreements — Lifecore Master Services Agreement” for additional information regarding the manufacturing and supply of the proprietary excipient and contact manufacturing of SP-102 product, respectively.
SP-103
SP-103 contains 5.4% lidocaine (108 mg lidocaine) and is manufactured for clinical supply by Oishi, using the same manufacturing processes as used for ZTlido. If our Phase 2 and Phase 3 trials are successful, we plan to submit the SP-103 manufacturing protocols in a supplemental new drug application.
SP-104
We are developing SP-104, a novel low-dose, naltrexone hydrochloride delayed release formulation for treating fibromyalgia. SP-104 is 4.5 mg, low-dose naltrexone hydrochloride delayed release capsule product in clinical development, currently undergoing Phase 1 studies. It is manufactured by a contract manufacturer, Tulex, located in Cranbury, NJ.
Competition
Our industry is highly competitive and subject to rapid and significant technological change. The large size and expanding scope of the pain management market makes it an attractive therapeutic area for biopharmaceutical businesses. Our potential competitors include pharmaceutical, biotechnology and specialty pharmaceutical companies. Many of these companies have drug pipelines, readily available capital, and established research and development organizations.
ZTlido and our product candidate, SP-103, if approved, face and will likely face competition from prescription, generic, and OTC topical lidocaine patches, including Lidoderm and generic lidocaine patches manufactured by Teva, Mylan and Par Pharmaceutical, Inc. Additionally, SP-103, if approved, will likely compete with various opioid pain medications, NSAIDs, muscle relaxants, antidepressants and anticonvulsants, particularly as we seek approval for the treatment of acute LBP.
SP-102, if approved, has the potential to become the first FDA-approved epidural steroid product for the treatment of sciatica. While there are currently no FDA-approved ESIs indicated for the treatment of sciatica, Scilex is aware of certain non-steroid product candidates in development. SP-102, if approved, will compete with various opioid pain medications, NSAIDs, muscle relaxants, antidepressants, anticonvulsants and surgical procedures. Procedures may include nerve blocks and transcutaneous electrical nerve stimulations. We may also face indirect competition from the off-label and unapproved use of branded and generic injectable steroids.
While there are currently no formulations containing naltrexone in clinical development for the treatment of fibromyalgia, Scilex is aware of certain non-opioid therapeutics currently in a late-stage phase 3 pipeline containing two 505(b)(2) development programs. Our product candidate, SP-104, will likely face direct competition from these candidates.
We expect that the market will become increasingly competitive in the future. Many of our competitors, either alone or together with their collaborative partners, operate larger research and development programs and have substantially greater financial resources than we do, as well as significantly greater experience in: developing product candidates and technologies, undertaking preclinical studies and clinical trials, obtaining the FDA and other regulatory approvals of product candidates, formulating and manufacturing product candidates and launching, marketing and selling product candidates.

Additional mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated in our competitors. As a result, these companies may obtain regulatory approval more rapidly than we are able to and may be more effective in selling and marketing their products as well. Smaller or early-stage companies or generic or biosimilar pharmaceutical manufacturers may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. Our commercial opportunity could be reduced or eliminated if our competitors succeed in developing, acquiring or licensing on an exclusive basis, products that are more effective or less costly than any product candidate that we are currently developing or that we may develop. If approved, our product candidates will face competition from commercially available drugs as well as drugs that are in the development pipelines of our competitors and later enter the market.
Established pharmaceutical companies may invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds that could make our product candidates less competitive. Accordingly, our competitors may succeed in obtaining patent protection, receiving FDA approval or discovering, developing and commercializing medicines before we do.
The key competitive factors affecting the success of ZTlido, SP-102, SP-103 and SP-104 are likely to be their efficacy, durability, safety, price and the availability of reimbursement from government and other third-party payors.
Material Agreements
Itochu and Oishi Product Development Agreement
We are party to the Product Development Agreement with Oishi Koseido Co., Ltd. (“Oishi”) and Itochu Chemical Frontier Corporation (“Itochu,” and together with Oishi, the “Developers”). Pursuant to the Product Development Agreement, the Developers agreed to develop, exclusively for us, lidocaine tape products, including ZTlido and SP-103 (the “Products”). Pursuant to the Product Development Agreement, we obtained the rights to market, sell and distribute the Products in global markets outside of Japan.
In carrying out the development responsibilities, the Developers agreed to, among other things, (1) source and provide the active pharmaceutical ingredient for the Products for manufacturing, (2) develop a stable final dosage form of the Products suitable for regulatory approvals, (3) conduct product development activities necessary to support the filing of applications for regulatory approvals for the Products and (4) conduct manufacturing scale-up activities and preclinical studies for the Products. We are responsible for, among other things, (a) conducting all pivotal human clinical trials for the Products, (b) completing all regulatory filings, correspondence and meetings with the FDA or other applicable governmental authorities with respect to the Products and (c) commercially launching the Products. We maintain the ultimate responsibility and decision-making control with regard to the marketing and pricing of the Products.
The parties agreed to cooperate in good faith to determine whether to seek or maintain patent protection with respect to the Products, the active pharmaceutical ingredient, any associated method of use, method of manufacturing, or any other invention that could reasonably be expected to affect the commercialization or value of the Products. The Developers have the first right to pursue patent protection for any invention by them. All parties will jointly agree on the appointment of the patent representatives in each country outside of Japan.
Until the expiration or termination of the Product Development Agreement, the Developers granted us an exclusive, royalty-free, sublicensable, worldwide license (except with respect to Japan) under its current and future intellectual property rights relating to the Products and the lidocaine in such Products. As consideration for the Developers’ development obligations under the Product Development Agreement, we agreed to pay a contingent quarterly royalty between 25% and 35% to the Developers based on the net quarterly profits of the Products. In the event that the net profits of any of the first four calendar quarters after the commercial launch equals a negative amount (a “Net Loss”), we are allowed to carry over such Net

Loss to apply against all future calendar quarters until such Net Loss is covered, all calculated in accordance with GAAP. Under the Product Development Agreement, if our total net profits for ZTlido and SP-103 are equal to or less than five percent of our net sales of ZTlido and SP-103 for a period of four or more consecutive quarters, the Developers have the right to terminate the Product Development Agreement and the Commercial Supply Agreement. As of the date of this proxy statement/prospectus, Scilex’s net profits for ZTlido and SP-103 have not exceeded five percent of net sales. Accordingly, Oishi and Itochu have the right to terminate the Product Development Agreement and Commercial Supply Agreement. As of the date of this proxy statement/prospectus, neither Oishi nor Itochu has exercised its right of termination. Additionally, if we receive any licensing fees from any third-party sublicensees, we are obligated to pay the same proportions of such licensing fee to the Developers.
The current term of the Product Development Agreement will continue until October 2, 2028, which is the 10th anniversary of the first commercial sale of ZTlido. Afterwards, the agreement will renew automatically for subsequent successive one-year renewal periods unless we or the Developers terminate it upon six-month written notice. In addition, we or the Developers may terminate the Product Development Agreement if (1) the other party is in material breach of the agreement and the breach is not curable, or if the breach is curable and the breaching party has not cured such material breach within 180 days after notice requesting to cure; (2) the FDA determines that the formulation of the Products would not be eligible for FDA approval in the absence of efficacy studies, and the Developers are unable to address the efficacy study requirements despite good faith efforts; (3) the market conditions are such that (a) our total net profits of the Products are equal to or less than five percent of our net sales of the Products for a period of four or more consecutive quarters, or (b) the Products’ economic viability is affected significantly as evidenced by documentation and substantial information by any external circumstances deemed detrimental to all parties as agreed to by us and the Developers, and the parties are unable to resolve the concerns under the foregoing clauses (a) and (b) after 30 days of good-faith discussion; (4) the parties fail to reach mutual agreement as to who will conduct the clinical studies and how the costs will be allocated; or (5) we or either one of the Developers are bankrupt or make assignment for the benefit of creditors. Additionally, we may terminate the Product Development Agreement if (i) any of the pivotal human clinical trials for any of the Products fail, or (ii) the FDA issues a “Refusal to File” for any of the Products’ regulatory approval application and, after reasonable consultation with the Developers, we believe that it is commercially unreasonable to re-file. The Developers may terminate the Product Development Agreement if we fail to file for regulatory approval for any of the Products within three months of the date on which all required components of the regulatory approval application are received by us.
Under the Product Development Agreement, we and the Developers have agreed, subject to certain exceptions, to indemnify each other against any third-party liabilities arising out of (1) any breach of our respective representations, warranties or obligations under the Product Development Agreement, (2) any failure by either of us to comply with all applicable laws, or (3) our respective negligence or willful misconduct.
The foregoing is a summary of the material terms of the Product Development Agreement and its amendments in the forms filed as exhibits to the registration statement of which this proxy statement/prospectus forms a part. You should read the form of the agreement and its amendments for a complete understanding of all of their respective terms.
Itochu and Oishi Commercial Supply Agreement
Effective February 16, 2017, Scilex Pharma entered into the Commercial Supply Agreement with Itochu and Oishi. Pursuant to the Itochu and Oishi Commercial Supply Agreement, Oishi agreed to manufacture, store, handle and perform quality control testing of the Products (as defined in the Product Development Agreement) at its facility in Japan. Itochu agreed to purchase Products from Oishi and handle the shipping of the Products. Both Oishi and Itochu agreed to provide us with certain technical support regarding the Products as reasonably requested by us, including but not limited to analytical test methods, method development, physical and chemical properties, and use of the Products.
Under the Itochu and Oishi Commercial Supply Agreement, we pay per item transfer prices for ZTlido, ZTlido professional samples and ZTlido placebo samples, in each case subject to certain minimum order quantities. We are required to provide a 12-month rolling purchase forecast of the estimated quantities of the Products in writing on a monthly basis. Oishi is required to promptly notify us and Itochu if it lacks the capacity to meet the forecast. All Products ordered by us will be in the form of a firm written purchase order. During the year ended December 31, 2020, under the Itochu and Oishi Commercial Supply Agreement, we purchased inventory in the amount of $0.8 million. During the year ended December 31, 2021, we purchased inventory in the amount of approximately $5.7 million. The significant increase in inventory purchased was largely due to an excess of in stock inventory in fiscal year 2020 that was sold throughout fiscal year 2020 and the early part of fiscal year 2021.
The Itochu and Oishi Commercial Supply Agreement will remain in effect until the termination of the Product Development Agreement. Additionally, either we or the Developers may terminate the Itochu and Oishi Commercial Supply Agreement (1) if the other party is in material breach of the agreement and the breach is not substantially cured within 60 days after receiving written notice specifying the nature of the breach, or (2) in the event of any of the parties’ insolvency, bankruptcy or assignment for the benefit of creditors. Any third-party claim arising out of a breach by a party of any representation, warranty or obligation under the Itochu and Oishi Commercial Supply Agreement, or a failure by a party to comply with applicable laws, or the negligence or willful misconduct of a party, will be subject to and governed by the Product Development Agreement.
The foregoing is a summary of the material terms of the Itochu and Oishi Commercial Supply Agreement and its amendments in the forms filed as exhibits to the registration statement of which this proxy statement/prospectus forms a part. You should read the form of the agreement and its amendments for a complete understanding of all of their respective terms.
Genzyme Supply Agreement
On December 17, 2015, through our wholly owned subsidiary, Semnur, we entered into the Genzyme Supply Agreement with Genzyme, an affiliate of Sanofi-Aventis U.S. LLC. Pursuant to the Genzyme Supply Agreement, Genzyme agreed to produce and provide sodium hyaluronate, one of the excipients for SEMDEXA, and we agreed to purchase 100% of our clinical and commercial requirements for sodium hyaluronate in specified territories, including the United States and all countries of the European Union (“EU), exclusively from Genzyme.
Pursuant to the Genzyme Supply Agreement, we agreed to pay a per gram price for clinical supply of sodium hyaluronate. For commercial supply, the price will depend on the quantity of order. The pricing for both the clinical supply and the commercial supply of sodium hyaluronate is subject to readjustments each year on January 1, provided that in no case will the price be increased by more than 5% each year.
The Genzyme Supply Agreement provides for a five year exclusivity period in favor of us and will remain in effect until 10 years after the effective date unless earlier terminated in accordance with the terms thereof, with automatic renewal for additional five year periods (on an exclusive basis), if the respective requirements for exclusivity are met by us as set forth therein, and for additional two-year periods thereafter unless either party gives notice of a termination not less than 18 months prior to the expiration of the then-current term. Either party may terminate the Genzyme Supply Agreement if (1) the other party is in material breach of the agreement and fails to cure within 30 days, or (2) if the development of SEMDEXA is ceased or we do not file for regulatory approval for SEMDEXA by January 1, 2020. Additionally, Genzyme may terminate the Genzyme Supply Agreement if it decides to discontinue manufacturing the product at its facility for economic or strategic reasons and provides us with 24 months’ notice. We did not file for regulatory approval for SEMDEXA by January 1, 2020 and we are only aware of a limited number of suppliers of the excipient. Although Genzyme has not exercised its right of termination to date, in the event that it decides to do so, we may not be able to find an alternative supplier of sodium hyaluronate on commercially reasonable terms.
Under the Genzyme Supply Agreement, we and Genzyme have agreed, subject to certain exceptions, to indemnify each other against any third-party liabilities arising out of (1) any material breach of our respective representations, warranties and obligations thereunder, or (2) our respective gross negligence or willful misconduct. In addition, we have agreed to indemnify Genzyme against any third-party liabilities arising out of the development, manufacture, storage, handling, use, marketing, distribution, offer for sale, sale, promotion or other commercialization of sodium hyaluronate by us.
The foregoing is a summary of the material terms of the Genzyme Supply Agreement in the form filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part. You should read the form of the agreement for a complete understanding of all of its terms.

Lifecore Master Services Agreement
On January 27, 2017, through our wholly owned subsidiary, Semnur, we entered into the Lifecore Master Services Agreement. Pursuant to the Lifecore Master Services Agreement, Lifecore is responsible for clinical trial material manufacturing and development services for SEMDEXA as set forth in each separate statement of work (each a “Lifecore Statement of Work”).
The parties entered into a Lifecore Statement of Work on January 27, 2017, pursuant to which Lifecore agreed to provide, among other things, (1) project management support, (2) development services, (3) clinical trial materials, and (4) stability studies. We paid Lifecore for the development and clinical trial material manufacturing services, which was invoiced at the completion of each service.
For the purposes of Lifecore’s development and clinical trial material manufacturing obligations, we granted Lifecore a nonexclusive, worldwide and royalty-free license under our owned or controlled intellectual property rights necessary to manufacture SEMDEXA, without additional right, title or interest in our intellectual property.
The Lifecore Master Services Agreement expires on December 31, 2022, unless the parties negotiate and execute a renewal of the agreement. Either party may terminate the Lifecore Master Services Agreement (1) if the other party is in material breach of the agreement and fails to cure such breach within 30 days of written notice, subject to certain exceptions; or (2) immediately upon written notice to the other party if the other party (a) becomes insolvent, (b) ceases to function as a going concern, (c) is convicted of or pleads guilty to a charge of violating any law relating to either party’s business, or (d) engages in any act which materially impairs goodwill associated with SEMDEXA or materially impairs the terminating party’s trademark or trade name. In addition, Lifecore may terminate the agreement if (i) we fail to pay past due invoices upon 30 days’ written notice, or (ii) we reject or fail to respond to a major change proposed by Lifecore that does not change Semnur’s written and approved acceptance criteria in its product specifications.
The Lifecore Master Services Agreement contains customary reciprocal indemnification obligations for Lifecore and Semnur.
The foregoing is a summary of the material terms of the Lifecore Master Services Agreement and the amendment thereto in the forms filed as exhibits to the registration statement of which this proxy statement/prospectus forms a part. You should read the form of the agreement and its amendment for a complete understanding of all of their respective terms.
Semnur Merger Agreement
On March 18, 2019, Scilex acquired Semnur pursuant to an Agreement and Plan of Merger with Semnur (as amended, the “Semnur Merger Agreement”), Sigma Merger Sub, Inc., a wholly owned subsidiary of Scilex (“Sigma Merger Sub”), Fortis Advisors LLC, solely as representative of the holders of Semnur equity (the “Semnur Equityholders’ Representative”), and for limited purposes, Sorrento. Pursuant to the Semnur Merger Agreement, Sigma Merger Sub merged with and into Semnur (the “Semnur Merger”), with Semnur surviving as Scilex’s wholly owned subsidiary.
In connection with transactions contemplated by the Semnur Merger Agreement, Sorrento and each of the other holders of outstanding shares of capital stock of Scilex Pharma, contributed each share of Scilex Pharma capital stock it owned to Scilex in exchange for one share of Scilex Common Stock (the “Contribution”). As a result of the Contribution, and prior to the consummation of the Semnur Merger, Scilex Pharma became a wholly owned subsidiary of Scilex and Sorrento became the owner of approximately 77% of Scilex’s issued and outstanding capital stock. As a result of the Semnur Merger, Scilex Pharma and Semnur became wholly owned subsidiaries of Scilex.
At the closing of the Semnur Merger, Scilex issued to the holders of Semnur’s capital stock (the “Semnur Equityholders”) and options to purchase Semnur’s common stock, upfront consideration with a value of $70.0 million. The upfront consideration was comprised of the following: (i) a cash payment of approximately $15.0 million, and (ii) $55.0 million of shares of Scilex Common Stock (47,039,315 shares issued and 352,972 shares issuable, valued at $1.16 per share) (the “Stock Consideration”). A portion of the cash consideration otherwise payable to the Semnur Equityholders was set aside for expenses incurred by the Semnur Equityholders’ Representative, and 4,749,095 shares of Scilex Common Stock otherwise issuable to Semnur Equityholders were placed in escrow with a third party as security for the indemnification obligations of the Semnur Equityholders under the Semnur Merger Agreement. The expense fund and escrow have since been released per the terms of the escrow agreement. The Semnur Equityholders that received the Stock Consideration were required to sign an exchange and registration rights agreement with Scilex, which is further described below. Following the issuance of the Stock Consideration, Sorrento ownership in Scilex was diluted to approximately 58% of Scilex’s issued and outstanding capital stock.
Pursuant to the Semnur Merger Agreement, and upon the terms and subject to the conditions contained therein, Scilex also agreed to pay the Semnur Equityholders up to $280.0 million in aggregate contingent cash consideration based on the achievement of certain milestones, comprised of a $40.0 million payment that will be due upon obtaining the first approval of a NDA of a Semnur product by the FDA and additional payments that will be due upon the achievement of certain amounts of net sales of Semnur products, as follows: (i) a $20.0 million payment upon the achievement of $100.0 million in cumulative net sales of a Semnur product, (ii) a $20.0 million payment upon the achievement of $250.0 million in cumulative net sales of a Semnur product, (iii) a $50.0 million payment upon the achievement of $500.0 million in cumulative net sales of a Semnur product, and (iv) a $150.0 million payment upon the achievement of $750.0 million in cumulative net sales of a Semnur product. As of the date of this proxy statement/prospectus, none of the foregoing payments have been triggered.
The Semnur Merger Agreement also provided that following the consummation of Scilex’s first bona fide equity financing with one or more third-party financing sources on an arms’ length basis with gross proceeds to Scilex of at least $40.0 million, certain of the former Semnur optionholders will be paid cash in lieu of: (i) the 352,972 shares of Scilex Common Stock otherwise issuable to such former Semnur optionholders pursuant to the Semnur Merger Agreement, and (ii) any shares that would otherwise be issued to such former Semnur optionholders upon release of shares held in escrow pursuant to the Semnur Merger Agreement, with such shares in each case valued at $1.16 per share. The Semnur optionholders subsequently agreed, under the terms of the Exchange Agreement (as defined and described below) to forego the foregoing right to any such payment in exchange for the right to participate in the Share Exchange (as defined below).
In March 2019, the Semnur Equityholders that received the Stock Consideration were required to sign an Exchange and Registration Rights Agreement with Scilex (as amended, the “Exchange Agreement”). Pursuant to the Exchange Agreement, and upon the terms and subject to the conditions contained therein, if within 18 months following the closing of the Semnur Merger, 100% of the outstanding equity of Scilex had not been acquired by a third party or Scilex had not entered into a definitive agreement with respect to, or otherwise consummated, a firmly underwritten offering of Scilex capital stock on a major stock exchange that met certain requirements, then holders of the Stock Consideration could collectively elect to exchange, during the 60-day period commencing the date that was the 18 month anniversary of the closing of the Semnur Merger (the “Share Exchange”), the Stock Consideration for shares of Sorrento’s common stock with a value of $55.0 million based on a price per share of Sorrento’s common stock equal to the greater of (a) the 30-day trailing volume weighted average price of one share of Sorrento’s common stock as reported on Nasdaq as of the consummation of the Share Exchange and (b) $5.55 (subject to adjustment for any stock dividend, stock split, stock combination, reclassification or similar transaction) (the “Exchange Price”). Pursuant to an amendment to the Exchange Agreement entered into by Sorrento and the Semnur Equityholders’ Representative on September 28, 2020, on October 9, 2020, Sorrento paid $55.0 million in cash to the Semnur Equityholders in lieu of issuing $55.0 million of shares of Sorrento’s common stock at the Exchange Price.
The foregoing is a summary of the material terms of the Semnur Merger Agreement (including the amendment thereto) in the forms filed as exhibits to the registration statement of which this proxy statement/prospectus forms a part. You should read the Semnur Merger Agreement (including the amendment thereto) for a complete understanding of all of their respective terms.
Aardvark Asset Purchase Agreement
In April 2021, Sorrento entered into an asset purchase agreement (the “Aardvark Asset Purchase Agreement”) with Aardvark Therapeutics, Inc. (“Aardvark”), pursuant to which, among other things,

Sorrento acquired Aardvark’s Delayed Burst Release Low Dose Naltrexone (DBR-LDN) asset and intellectual property rights, for the treatment of chronic pain, fibromyalgia and chronic post-COVID syndrome (collectively, the “SP-104 Assets”), which includes a Statement of Work dated November 18, 2020 (the “Tulex Statement of Work”), pursuant to which Tulex agreed to, among other things, develop, test and manufacture clinical supplies of SP-104 for Sorrento.
Subsequent to the acquisition, Sorrento designated Scilex to lead all development efforts related to SP-104 and on May 12, 2022, Scilex and Sorrento entered into a bill of sale and assignment and assumption agreement (the “Bill of Sale”), pursuant to which Sorrento sold, conveyed, assigned and transferred to Scilex all of its rights, title and interest in and to the SP-104 Assets (including PCT/US2021/053645 and all patents and patent applications that claim priority rights thereto) and Scilex assumed all of Sorrento’s rights, liabilities and obligations under the Aardvark Asset Purchase Agreement (the “SP-104 Acquisition”).
As consideration for the SP-104 Acquisition, Scilex issued a promissory note in the aggregate principal amount of $5,000,000 to Sorrento (the “Promissory Note”). The Promissory Note matures seven years from the date of issuance and bears interest at the rate equal to the lesser of (a) 2.66% simple interest per annum and (b) the maximum interest rate permitted under law. The Promissory Note is payable in cash, shares of Scilex common stock (any shares so issued, the “Consideration Shares”) or any combination thereof, at Scilex’s sole discretion, and may be prepaid in whole or in part at any time without penalty. Scilex also agreed to file with the SEC, a resale registration statement, relating to the resale by Sorrento of any Consideration Shares that may be issued to Sorrento, within 60 days of the issuance of such Consideration Shares.
As the successor to the Aardvark Asset Purchase Agreement, Scilex is obligated to pay Aardvark (i) $3,000,000, upon initial approval by the FDA of a new drug application for the LDN Formulation (as defined in the Aardvark Asset Purchase Agreement) (which amount may be paid in shares of Scilex common stock or cash, in Scilex’s sole discretion) (the “Development Milestone Payment”) and (ii) $20,000,000, in cash, upon achievement of certain net sales by Scilex of a commercial product that uses the LDN Formulation (the “Commercial Product”). Scilex will also pay Aardvark certain royalties in the single digits based on percentages of annual net sales by Scilex of a commercial product that uses the LDN Formulation. The royalty percentage is subject to reduction in certain circumstances. Royalties are due for so long as Commercial Product is covered by a valid patent in the country of sale or for ten years following the first commercial sale of the Commercial Product, whichever is longer. As of the date of this proxy statement/prospectus none of the foregoing payments have been triggered.
In connection with its acquisition of the SP-104 Assets, Scilex has agreed that if it issues any shares of Scilex common stock in respect of the Development Milestone Payment, Scilex will prepare and file one or more registration statements with the SEC for the purpose of registering for resale such shares and is required to file such registration statement with the SEC within 60 days following the date on which any such shares are issued.
Tien-Li Lee, MD, a member of the board of directors of Scilex, is the founder, chief executive officer and a member of the board of directors of Aardvark.
The foregoing is a summary of the material terms of the Aardvark Asset Purchase Agreement, Bill of Sale and Promissory Note in the forms filed as exhibits to the registration statement of which this proxy statement/prospectus forms a part. You should read the forms of these agreements for a complete understanding of all of their respective terms.
Tulex Master Services Agreement
As described above, in connection with the SP-104 Acquisition, Scilex acquired the Tulex Statement of Work, pursuant to which Tulex, among other things, develops, tests and manufactures clinical supplies of SP-104 for Scilex. The Tulex Statement of Work is governed by the terms of a master services agreement (the “Tulex Master Services Agreement”). The Tulex Master Services Agreement was novated to Scilex on June 15, 2022 and will remain in effect until five years after the effective date, unless terminated early by either party. Either party may terminate the Tulex Master Services Agreement or a Tulex Statement of Work by written notice (1) if the other party is in material breach of the agreement or a Tulex Statement of Work and fails to cure such breach within 15 days after receipt of notice of such breach (or such other time period expressly stated in the applicable Tulex Statement of Work) or (2) in the event of the other party’s insolvency, bankruptcy, reorganization, liquidation or receivership, or a failure to remove any insolvency, bankruptcy, reorganization, liquidation or receivership proceedings within ten days from the date of institution of such proceedings. In addition, we may terminate the agreement or any Tulex Statement of Work (1) without cause upon 30 days prior written notice to Tulex or (2) immediately upon written notice in the event Tulex is dissolved or undergoes a change in control. A termination or expiration of a single Tulex Statement of Work will not cause the automatic termination of the agreement or of any other Tulex Statement of Work.
Each party under the Tulex Master Services Agreement agreed to indemnify the other party, its affiliates and each of their respective officers, directors, employees, contractors and agents against any third-party liabilities arising out of (1) such party’s breach of the Tulex Master Services Agreement or a Tulex Statement of Work or (2) the negligence or willful misconduct on the part of such party, its officers, directors, employees, agents or other representatives in connection with the Tulex Master Services Agreement.
The foregoing is a summary of the material terms of the Tulex Master Services Agreement in the form filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part. You should read the form of the agreement for a complete understanding of all of its terms.
Shah Investor LP Assignment Agreement
On August 6, 2013, through Semnur, we entered into an Assignment Agreement with Shah Investor LP (“Shah Investor”). Mahendra Shah, Ph.D., who served on our board of directors from March 2019 to October 2020, is the managing partner of Shah Investor. Pursuant to the Assignment Agreement, Shah Investor assigned to us certain intellectual property related to pharmaceutical compositions of corticosteroids (the “Assigned IP”). As consideration for the Assigned IP, we agreed to pay a contingent quarterly royalty in the low- single digits to Shah Investor based on the quarterly net sales of any pharmaceutical formulations for local delivery of steroids by injection developed utilizing the Assigned IP (a “Royalty Product”). We expect that SEMDEXA, if approved, will constitute a Royalty Product. The royalty percentage is subject to reduction in certain circumstances. Royalties are due for so long as a Royalty Product is covered by a valid patent in the country of sale or for ten years following the first commercial sale of the first Royalty Product in the United States, whichever is longer. We also agreed to use commercially reasonable efforts to maximize the scope and coverage of the patents contained in the Assigned IP. As of the date of this proxy statement/prospectus, no royalty payments have been made as we have not yet commercialized any applicable products and therefore such payments have not been triggered.
The Assignment Agreement will remain in effect on a country-by-country and product-by-product basis until royalties are no longer due on any Royalty Product. Either party may terminate the Assignment Agreement upon sixty days’ prior written notice, in the event the other party seeks to avoid a provision of the Assignment Agreement by asserting that such provision is invalid, illegal or otherwise unenforceable, unless such assertion is eliminated and the effect of such assertion cured within such sixty day period.
The foregoing is a summary of the material terms of the Assignment Agreement in the form filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part. You should read the form of the agreement for a complete understanding of all of its terms.
Romeg License and Commercialization Agreement
Effective June 14, 2022, we entered into a License and Commercialization Agreement (the “Romeg Agreement”) with RxOmeg Therapeutics, LLC (a/k/a Romeg Therapeutics, Inc.). Pursuant to the Romeg Agreement, Romeg granted to us (1) the right to manufacture, promote, market, distribute and sell the Licensed Products (as defined below) in the United States and (2) an exclusive, transferable license to use the trademark “GLOPERBA”.
Under the Romeg Agreement, among other things, Romeg granted us (1) a transferable license, with the right to sublicense, under the patents and know-how specified therein to (a) commercialize the pharmaceutical product comprising liquid formulations of colchicine for the prophylactic treatment of gout in adult humans (the “Initial Licensed Product”) in the United States (including its territories) (the

“Territory”), (b) develop other products comprising the Initial Licensed Product as an active pharmaceutical ingredient (together with the Initial Licensed Product, the “Licensed Products”) and commercialize any such products and (c) manufacture Licensed Products anywhere in the world, solely for commercialization in the Territory; and (2) an exclusive, transferable license, with right to sublicense, to use the trademark “GLOPERBA” and logos, designs, translations, and modifications thereof in connection with the commercialization of the Initial Licensed Product solely in the Territory. The license to know-how is exclusive for purposes of developing and commercializing Licensed Products in the Territory during the royalty term, but is otherwise non-exclusive. The license to patents is exclusive for purposes of developing and commercializing Licensed Products in the Territory until July 1, 2027 and, thereafter, is co-exclusive with Granules Pharmaceuticals, Inc. for the royalty term for such purposes. The royalty term begins on the date of the agreement and ends on the later of (i) expiration of the last to expire of the patents that covers the manufacture or commercialization of the Licensed Products in the Territory or (ii) the tenth anniversary of the date of the Romeg Agreement.
As consideration for the license under the Romeg Agreement, we agreed to pay Romeg (1) an up-front payment of $2.0 million, (2) upon our achievement of certain net sales milestones, certain milestone payments in the aggregate amount of up to $13.0 million and (3) certain royalties, at rates that do not exceed ten percent, based on annual net sales of the Licensed Products by us during the royalty term.
The Romeg Agreement will remain in effect until it is terminated in accordance with the terms thereof. We may terminate the Romeg Agreement (1) upon written notice to Romeg, if we elect (or are required) to withdraw the Initial Licensed Product from the market as a result of serious adverse reactions from use of such product, which termination will be effective 30 days following the date of such notice or (2) at any time, without cause, upon written notice to Romeg, which termination will be effective 120 days following the date of such notice, provided that a termination fee of up to $2.0 million shall be paid to Romeg depending on when during the 10 year period following the date of the agreement any such termination notice set forth in the immediately preceding clause (2) has been provided. Romeg may terminate the Romeg Agreement (a) upon notice to us, if we fail to timely pay any milestone payment, percentage royalties or minimum quarterly royalties or fail to timely deliver the requisite quarterly report, which termination will be effective 30 days after the date of such notice, unless we has made such payment in full or delivered such quarterly report within such 30 day period; (b) immediately, if we challenge the licensed patents under any court action or proceeding or before any patent office or assist any third party to conduct any of these activities; or (c) by written notice to us if sales of Licensed Products do not commence or continue within specified periods agreed to by the parties. In addition, either party may terminate the Romeg Agreement (1) in the event the other party materially breaches the agreement, unless the breaching party has cured any such breach within 60 days after any notice thereof was provided or (2) in the event the other party (a) files in any court or agency a petition in bankruptcy or insolvency, (b) is served with an involuntary petition against it in any insolvency proceeding and such involuntary petition has not been stayed or dismissed within 90 days after its filing, or (c) makes an assignment of substantially all of its assets for the benefit of its creditors.
The Romeg Agreement contains customary reciprocal indemnification obligations for Romeg and us. Additionally, we agreed, subject to certain exceptions, to indemnify Romeg against any loss arising out of the manufacture or commercialization of any Licensed Product by or on behalf of us or our affiliates, marketing partners, sublicensees or subcontractors on or after the date of the license.
The foregoing is a summary of the material terms of the Romeg Agreement, which is in the form filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part. You should read the form of the agreement for a complete understanding of all of its terms.
Intellectual Property
Our success depends in part on our ability to obtain and maintain proprietary protection for our product candidates, technology and know-how, to operate without infringing the proprietary rights of others and to prevent others from infringing our proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, pursuing and obtaining patent protection in the United States and in jurisdictions outside of the United States related to our novel adhesion and delivery technology, inventions, improvements and product candidates that are important to the development and implementation of our business. Our patent portfolio is intended to cover our product candidates, their methods of use and processes for their manufacture, and any other inventions that are commercially important to our business. We also rely on trade secret protection of our confidential information and know-how relating to our novel adhesion and delivery technology, platforms and product candidates.
Generally, patents are granted a term of 20 years from the earliest claimed non-provisional filing date. In certain instances, patent term can be adjusted to recapture a portion of delay by the PTO in examining the patent application or extended to account for term effectively lost as a result of the FDA regulatory review period, or both. We cannot provide any assurance that any patents will be issued from our pending or future applications or that any patents will adequately protect our product or product candidates.
Our patent portfolio, consisting of owned and/or licensed IP as of June 29, 2022 contains approximately sixteen issued and unexpired U.S. patents, six pending U.S. patent applications, and one pending Patent Cooperation Treaty (PCT) application. Our portfolio also includes certain foreign counterparts of these patents and patent applications including Australia, Brazil, Canada, China, Hong Kong, India, Indonesia, Israel, Japan, Korea, Malaysia, Mexico, New Zealand, Panama, Peru, Philippines, Russian Federation, Singapore, South Africa, Taiwan, Ukraine, and certain countries within the European Patent Convention.
With respect to ZTlido and SP-103, our patents and patent applications cover compositions and methods of treatment. With respect to our product candidate SEMDEXA, our patents and patent applications include formulations and methods of treatment. The patents are U.S. Pat. Nos. 10,500,284, 10,117,938, and 11,020,485, all of which expire in 2036. With respect to SP-104, our pending Patent Cooperation Treaty application is WO 2022/076470 (and all patents and patent applications that claim priority rights thereto), which covers oral delayed burst formulations of low-dose naloxone or naltrexone and related methods of treatment. We continue to seek to maximize the scope of our patent protection for all our programs. We have five issued U.S. patents and two pending U.S. patent applications relating to lidocaine topical system compositions and methods of treating pain with lidocaine topical system compositions. The patents are U.S. Pat. Nos. 9,283,174, 9,925,264, 9,931,403, 10,765,749, 10,765,640 and 11,278,623 all of which expire in 2031. Related to GLOPERBA, our licensed patents include U.S. Pat. Nos. 9,907,751, 10,226,423, 10,383,820, and 10,383,821, which relate to liquid colchicine formulations for oral administration and associated methods of use. U.S. Pat. No. 10,226,423 expires in 2037. The remaining patents related to GLOPERBA expire in 2036.
We believe that we have certain know-how and trade secrets relating to our technology and product candidates. We rely on trade secrets to protect certain aspects of our technology related to our current and future product candidates. However, trade secrets can be difficult to protect. We seek to protect our trade secrets, in part, by entering into confidentiality agreements with our employees, consultants, scientific advisors, service providers, and contractors. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems.
Trademarks, Trade Secrets and Other Proprietary Information
We file trademark applications and pursue registrations in the United States and abroad when appropriate. We own registered U.S. trademarks for the marks “SCILEX,” “ZTlido” and “RESPONSIBLE BY DESIGN.” We also own pending trademark applications for “SEMNUR PHARMACEUTICALS” and “SEMDEXA” in the United States. We also license the GLOPERBA trademark as discussed in relation to the Romeg Agreement described above.
We also depend upon the skills, knowledge and experience of our scientific and technical personnel, as well as that of our advisors, consultants and other contractors. To help protect our proprietary know-how, we rely on trade secret protection and confidentiality agreements to protect our interests. Our policy is to require each of our employees, consultants and advisors to execute a confidentiality and inventions assignment agreement before beginning their employment, consulting or advisory relationship with us. The agreements generally provide that the individual must keep confidential and not disclose to other parties any confidential information developed or learned by the individual during the course of the individual’s relationship with us except in limited circumstances. These agreements generally also provide that we will own all inventions conceived by the individual in the course of rendering services to us.

SEMDEXA benefits from our substantial intellectual property portfolio and other technical barriers to entry for potential competitors. Further, we are a party to an exclusive supply agreement for a proprietary biocompatible excipient with no generic equivalent. Our complex manufacturing process, specialized equipment and know-how for sterile viscous product candidates are also key to our competitive edge. We believe that our competitors will be required to conduct lengthy and costly preclinical and clinical trials to establish products with comparable safety and efficacy to SEMDEXA.
Government Regulation and Product Approval
Government authorities in the United States at the federal, state and local levels, and in other countries and jurisdictions, extensively regulate, among other things, the research, development, testing, manufacture, pricing, reimbursement, sales, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of products such as those we are marketing and developing. SP-102, SP-103, SP-104 and any other product candidate that we develop must be approved by the FDA or otherwise authorized for marketing before they may be legally marketed in the United States and by the corresponding foreign regulatory agencies before they may be legally marketed in foreign countries. The processes for obtaining marketing approvals, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.
U.S. Drug Development Process
In the United States, the FDA regulates drugs under the FDCA and implementing regulations. Drugs are also subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable requirements at any time during the product development process, approval process or after approval, may subject an applicant or its products to a variety of administrative or judicial sanctions, such as inspection scrutiny, the FDA’s refusal to approve pending applications, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement of profits or civil or criminal penalties. The process required by the FDA before a drug may be marketed in the United States generally involves the following:
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completion of preclinical laboratory tests, animal studies and formulation studies according to Good Laboratory Practices (“GLPs”) or other applicable regulations;

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submission to the FDA of an Investigational New Drug Application (“IND”), which must become effective before human clinical trials may begin;

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approval by an IRB covering each clinical site before each trial may be initiated;

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performance of adequate and well-controlled human clinical trials according to the laws and regulations pertaining to the conduct of human clinical trials, collectively referred to as GCP requirements to establish the safety and efficacy of the proposed drug for its intended use;

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submission to the FDA of an NDA or other marketing application (collectively, an “NDA”), for a proposed new drug, including its specific formulation and labeling;

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satisfactory completion of an FDA advisory committee review, if applicable;

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satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the drug is produced to assess compliance with the FDA’s cGMP requirements to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity;

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potential FDA audit of the preclinical study and clinical trial sites that generated the data in support of the NDA; and

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FDA review and approval of the NDA prior to any commercial marketing, sale or shipment of the drug.

Before testing novel compounds with potential therapeutic value in humans, the drug candidate enters the preclinical testing stage, also referred to as preclinical studies. Preclinical studies include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies to assess the potential safety and activity of the drug candidate. The conduct of the preclinical studies must comply with federal laws and requirements including GLPs. The IND sponsor must submit the results of the preclinical studies, together with manufacturing information, analytical data, and any available clinical data or literature, to the FDA as part of the IND. The sponsor will also include a protocol detailing, among other things, the objectives of the first phase of the clinical trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated, if the first phase lends itself to an efficacy evaluation. Some preclinical studies may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the trial on a clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA may also impose clinical holds on a drug candidate at any time before or during clinical trials due to safety concerns, non-compliance, or for additional reasons. Accordingly, we cannot be sure that submission of an IND will result in the FDA allowing clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate such trial.
Clinical trials involve the administration of the drug candidate to healthy subjects or patients with the target disease under the supervision of qualified investigators, generally physicians not employed by the trial sponsor. Clinical trials are conducted under written study protocols detailing, among other things, the objectives of the clinical trial, subject selection and exclusion criteria, dosing procedures, and the parameters to be used to collect data and to monitor subject safety. Each protocol must be submitted to the FDA as part of the IND, and timely safety reports must be submitted to the FDA and investigators for suspected adverse reactions that are serious and unexpected. Clinical trials must be conducted in accordance with applicable statutes, the FDA’s regulations and GCP requirements. Further, each clinical trial must be reviewed and approved by an IRB at or servicing each institution at which the clinical trial will be conducted. An IRB is charged with protecting the welfare and rights of trial participants and considers such items as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until it is completed. In some instances, additional oversight boards, such as a data safety monitoring board, are required to evaluate interim data and determine whether a study should continue or be modified or terminated. Information about many clinical trials is required to be publicly reported on www.ClinicalTrials.gov or similar databases.
Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:
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Phase 1.   The drug is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion and, if possible, to gain an early indication of its effectiveness. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing may be conducted only in patients having the specific disease.

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Phase 2.   The drug is evaluated in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance, optimal dosage and dosing schedule for patients having the specific disease.

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Phase 3.   The drug is administered to an expanded patient population in adequate and well-controlled clinical trials to generate sufficient data to statistically confirm the safety and efficacy of the product for potential approval, to establish the overall risk-benefit profile of the product, and to provide adequate information for the labeling of the product. Generally, at least two adequate and well-controlled Phase 3 clinical trials are required by the FDA for approval of an NDA. In some cases, the FDA may approve a drug based on the results of a single adequate and well-controlled Phase 3 trial for excellent design and which provided highly reliable and statistically strong evidence of important clinical benefit.

Post-approval studies, also referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These studies are used to gain additional experience from the treatment of patients in the intended therapeutic indication and may be required by the FDA as part of the approval process.
Progress reports detailing the status of drug development and results of the clinical trials must be submitted at least annually to the FDA, and written IND safety reports must be submitted to the FDA and the investigators for suspected adverse reactions that are serious and unexpected (including increased rate of occurrence of such adverse reactions), findings from other studies that suggest a significant risk in humans exposed to the drug, or any findings from tests in laboratory animals that suggests a significant risk for human subjects or patients. Phase 1, Phase 2 and Phase 3 clinical trials may not yield positive results, or may not be completed successfully within any specified period, if at all. The FDA or the sponsor or its data safety monitoring board may suspend a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to study subjects.
During the development of a new drug, sponsors are given opportunities to meet with the FDA at certain points. These points may be prior to submission of an IND, at the end of Phase 2, and before an NDA is submitted. Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date, for the FDA to provide advice, and for the sponsor and the FDA to reach agreement on the next phase of development. Sponsors typically use the end of Phase 2 meeting to discuss their Phase 2 clinical results and present their plans for the Phase 3 clinical trials that they believe will support approval of the new drug.
Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final drug product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its shelf life.
FDA Review and Approval Processes
The results of product development, preclinical studies and clinical trials for the claimed indications are incorporated into an NDA. The FDA may grant deferrals for the development and submission of pediatric data or full or partial waivers after the initial submission of a pediatric study plan following an end of Phase 2 meeting. In addition, descriptions of the manufacturing process and controls, analytical tests conducted on the chemistry of the drug, proposed labeling and other relevant information are also submitted to the FDA as part of an NDA requesting approval to market the product. The submission of an NDA is subject to the payment of substantial user fees and a waiver of such fees may be obtained under certain limited circumstances.
The FDA reviews the NDA to determine, among other things, whether the proposed product is safe and effective for its intended use, and whether the product is being manufactured in accordance with cGMP to assure and preserve the product’s identity, strength, quality and purity. Under the Prescription Drug User Fee Act (“PDUFA”) guidelines that are currently in effect, the FDA has a goal of ten months from the date of “filing” of a standard, original NDA for a new molecular entity to review and act on the submission. This review typically takes twelve months from the date the NDA is submitted to the FDA because the FDA has approximately two months to make a “filing” decision after the application is submitted. The FDA conducts a preliminary review of all NDAs within the first 60 days after submission, before accepting them for filing, to determine whether they are sufficiently complete to permit substantive review. The FDA may request additional information rather than accepting an NDA for filing. In this event, the NDA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing.

The FDA may refer applications for novel drug products or drug products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. During the drug approval process, the FDA also will determine whether a REMS is necessary to assure the safe use of the drug. If the FDA concludes a REMS is needed, the sponsor of the NDA must submit a proposed REMS. The FDA will not approve the NDA without a REMS, if required. A REMS could include medication guides, physician communication plans or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of products.
Before approving an NDA, the FDA will inspect the facilities at which the product is to be manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP requirements. If the FDA determines that the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and often will request additional testing or information.
After the FDA evaluates an NDA, it will issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete, and the application will not be approved in its present form. A Complete Response Letter usually describes the specific deficiencies in the NDA identified by the FDA and may require additional clinical data, such as an additional pivotal Phase 3 trial or other significant and time-consuming requirements related to clinical trials, preclinical studies or manufacturing. If a Complete Response Letter is issued, the sponsor must resubmit the NDA, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information are submitted, the FDA may decide that the NDA does not satisfy the criteria for approval.
If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling. In addition, the FDA may require post-approval studies, referred to as Phase 4 testing, which involves clinical trials designed to further assess a product’s safety and effectiveness and may require testing and surveillance programs to monitor the safety of approved products that have been commercialized.
Expedited Development and Review Programs
The FDA administers a number of different programs that enable the agency and sponsors in various ways to expedite the development or agency review of a new drug product. Among these, the FDA has a fast track designation that is intended to expedite or facilitate the process for reviewing new drug products that meet certain criteria. New drugs are eligible for fast track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. As an example of the modified processes available to a fast track product, the FDA may consider for review sections of the NDA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA.
Any product submitted to the FDA for approval, including a product with a fast track designation, may also be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. A product is eligible for priority review if it has the potential to provide safe and effective therapy where no satisfactory alternative therapy exists or a significant improvement in the treatment, diagnosis or prevention of a disease compared to marketed products. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug designated for priority review in an effort to facilitate the review. The FDA endeavors to review applications with priority review designations within six months of the filing date as compared to ten months for review of other NDAs under its current PDUFA review goals.
In addition, a product may be eligible for accelerated approval. Drug products intended to treat serious or life-threatening diseases or conditions may be eligible for accelerated approval upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require that a sponsor of a drug receiving accelerated approval perform additional adequate and well-controlled post-marketing clinical trials. In addition, the FDA currently requires as a condition for accelerated approval pre-use submission of promotional materials, which could adversely impact the timing of the commercial launch of the product. Fast track designation, priority review and accelerated approval do not change the standards for approval but may expedite the development or approval process.
The Food and Drug Administration Safety and Innovation Act established a category of drugs referred to as “breakthrough therapies” that may be eligible to receive breakthrough therapy designation. A sponsor may seek the FDA designation of a product candidate as a “breakthrough therapy” if the product is intended, alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The designation includes all of the fast track program features, as well as more intensive FDA interaction and guidance. The breakthrough therapy designation is a distinct status from both accelerated approval and priority review, which can also be granted to the same drug if relevant criteria are met. If a product is designated as breakthrough therapy, the FDA will work with the sponsor to expedite the development and review of such drug.
With passage of the 21st Century Cures Act in December 2016, Congress authorized the FDA to accelerate review and approval of products designated as regenerative advanced therapies. A product is eligible for this designation if it is a regenerative medicine therapy that is intended to treat, modify, reverse or cure a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product candidate has the potential to address unmet medical needs for such disease or condition. The benefits of a regenerative advanced therapy designation include early interactions with the FDA to expedite development and review, benefits available to breakthrough therapies, potential eligibility for priority review and accelerated approval based on surrogate or intermediate endpoints.
We have obtained fast track designation for SEMDEXA for the treatment of lumbosacral radicular pain and have applied for breakthrough therapy designation for the treatment of lumbosacral radicular pain based on the top-line results obtained from the pivotal Phase 3 trial, which results reflect achievement of primary and secondary endpoints. We may seek additional designations for SEMDEXA or our other product candidates. Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.
Post-Approval Requirements
Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown risks or problems with a product may result in labeling changes, restrictions on the product or even complete withdrawal of the product from the market. After approval, most changes to the approved product, such as adding new indications, certain manufacturing changes and additional labeling claims, are subject to further FDA review and approval. Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP regulations and other laws and regulations. In addition, the FDA may impose a number of post-approval requirements as a condition of approval of an NDA. For example, the FDA may require post-marketing testing, including Phase 4 clinical trials, and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization.
Any drug products for which we receive FDA approvals are subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences or quality issues with the product, providing the FDA with updated safety and efficacy information, satisfaction of post-approval requirements or commitments, product sampling and distribution requirements, and complying with FDA promotion and advertising requirements. These promotion and advertising requirements include, among other things, standards for direct-to-consumer advertising, prohibitions against promoting drugs for uses, or in patient populations, that are not described in the drug’s approved labeling, which is known as “off-label use,” rules for conducting industry-sponsored scientific and educational activities, and promotional activities involving the internet. Failure to comply with post-approval requirements can have negative consequences, including adverse publicity, enforcement letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties. Although physicians may prescribe legally available drugs for off-label uses, manufacturers may not market or promote such off-label uses. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant, manufacturer or product to administrative or judicial civil or criminal sanctions and adverse publicity. FDA sanctions could include refusal to approve pending applications, withdrawal of an approval, clinical holds on post-approval clinical trials, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, mandated corrective advertising or communications with doctors, debarment, restitution, disgorgement of profits, or civil or criminal penalties.
Hatch-Waxman Amendments
Section 505 of the FDCA describes three types of NDAs that may be submitted to request marketing authorization for a new drug, the first being a 505(b)(1) NDA. A 505(b)(1) NDA is an application that contains full reports of investigations of safety and effectiveness. A 505(b)(2) NDA likewise contains full reports of investigations of safety and effectiveness relevant to a product, but some of the data are not owned by or licensed to the applicant. Section 505(j) establishes an abbreviated approval process for generic versions of approved drug products through the submission of an abbreviated new drug application (“ANDA”). An ANDA generally provides for marketing of a drug product that has the same active ingredients in the same strengths and dosage form, and with the same labeling and route of administration as the listed drug and has been shown to be bioequivalent to the listed drug. ANDA applicants are required to conduct bioequivalence testing to confirm chemical and therapeutic equivalence to the branded reference drug. Generic versions of drugs can often, and sometimes must, be substituted by pharmacists under prescriptions written for the branded reference drug.
A 505(b)(2) NDA is an application that contains full reports of investigations of safety and effectiveness but where at least some of the information required for approval comes from studies not conducted by or for the applicant, and for which the applicant has not obtained a right of reference. This regulatory pathway enables the applicant to rely, in part, on the FDA’s findings of safety and efficacy for an existing product, or published literature, in support of its application. Additional preclinical and clinical data may also be submitted. The FDA may then approve the new product candidate for all or some of the labeled indications for which the referenced product has been approved, or for any new indication sought by the 505(b)(2) applicant.
Upon submission of an ANDA or a 505(b)(2) NDA, an applicant must certify to the FDA at least one of the following (1) no patent information on the drug product that is relied upon by the ANDA or 505(b)(2) NDA (known as the reference drug) has been submitted to the FDA; (2) such patent has expired; (3) the date on which such patent expires; or (4) such patent is invalid, unenforceable, or will not be infringed by the manufacture, use or sale of the drug product for which the ANDA or 505(b)(2) NDA is submitted. This last certification is known as a Paragraph IV Certification. If the NDA holder for the reference drug or patent owner(s) asserts a patent challenge to the Paragraph IV Certification, the FDA may not approve that application until the earlier of 30 months from the receipt of the notice of the Paragraph IV Certification, the expiration of the patent, when the infringement case concerning each such patent was favorably decided in the applicant’s favor or such shorter or longer period as may be ordered by a court. This prohibition is generally referred to as the 30-month stay. Thus, approval of an ANDA or 505(b)(2) NDA could be delayed for a significant period of time depending on the patent certification the applicant makes and the reference drug sponsor’s or patent owner’s decision to initiate patent litigation.
In addition to, and distinct from the patent protection provisions, the Hatch-Waxman Amendments establish periods of regulatory exclusivity for certain approved drug products, during which the FDA cannot approve (or in some cases accept) an ANDA or 505(b)(2) application that relies on the branded reference drug. For example, the holder of an NDA may obtain five years of exclusivity upon approval of a new drug containing a new chemical entity that has not been previously approved by the FDA. The Hatch-Waxman Amendments also provide three years of marketing exclusivity to the holder of an NDA (including a 505(b)(2) NDA) for a particular condition of approval, or change to a marketed product, such as a new formulation for a previously approved product, if one or more new clinical trials (other than bioavailability or bioequivalence studies) was essential to the approval of the application and was conducted/sponsored by the applicant. This three-year exclusivity period protects against FDA approval of ANDAs and 505(b)(2) NDAs for drugs that include the innovation that required the new clinical data, but generally allows the approval for non-protected characteristics and labeling.
Orphan Drug Designation and Exclusivity
Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biological product intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making the product available in the United States for this type of disease or condition will be recovered from sales of the product. Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.
If a product that has orphan drug designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same indication for seven years from the date of such approval, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity by means of greater effectiveness, greater safety or providing a major contribution to patient care or in instances of drug supply issues. Competitors, however, may receive approval of either a different product for the same indication or the same product for a different indication but that could be used off-label in the orphan indication. If an orphan designated product receives marketing approval for an indication broader than what is designated, it may not be entitled to orphan exclusivity. The FDA also has authority to withdraw exclusive marketing rights if the holder of an approved orphan drug cannot assure the availability of sufficient quantities of the drug within a reasonable time to meet the needs of patients with the disease or condition for which the drug was designated.
Third-Party Payor Coverage, Pricing and Reimbursement
In the United States and markets in other countries, patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Thus, sales of a product will depend, in part, on the extent to which third-party payors provide coverage and establish adequate reimbursement levels for the product. Third-party payors include government payor programs at the federal and state levels, including Medicare and Medicaid, managed care providers, private health insurers and other organizations. In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product. Third-party payors may limit coverage to specific products on an approved list, or formulary, which might not include all of the FDA-approved products for a particular indication, and which can change over time. Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of our products, in addition to the costs required to obtain FDA or other comparable regulatory approvals. Additionally, companies may also need to provide discounts to purchasers, private health plans or government healthcare programs, in order to be considered as a formulary option. Nonetheless, product candidates may not be considered by individual payors to be medically necessary or cost-effective. A payor’s decision to provide coverage for a product does not imply that a preferred formulary position or an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage and reimbursement for the product, and the level of coverage and reimbursement can differ significantly from payor to payor. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.
The cost of pharmaceuticals continues to generate substantial governmental and third-party payor interest. We expect that the pharmaceutical industry will experience pricing pressures due to the trend toward managed healthcare, the increasing influence of managed care organizations and additional legislative proposals. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost containment programs to limit the growth of government-paid healthcare costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. Adoption of such controls and measures, and tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for pharmaceuticals such as our products and the product candidates that we are developing and could adversely affect our net revenue and results.
Different pricing and reimbursement schemes exist in other countries. In the European Economic Area (“EEA”) (which is currently comprised of the 27 Member States of the EU plus Norway, Iceland and Liechtenstein), governments influence the price of pharmaceutical products through their pricing and reimbursement rules and control of national healthcare systems that fund a large part of the cost of those products to consumers. Some EEA countries operate positive and negative list systems under which some medicinal products are selected for coverage (positive list) and others are explicitly listed as excluded from reimbursement (negative list). To obtain reimbursement or pricing approval, some of these EEA countries may require the completion of clinical trials that compare the cost-effectiveness of a particular product to currently available therapies. Other EEA countries allow companies to fix their own prices for medicinal products, but monitor and control company profits. The downward pressure on healthcare costs in general, particularly prescription drugs, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert a commercial pressure on pricing within a country. There can be no assurance that any country that has price controls or reimbursement limitations for products will allow favorable reimbursement and pricing arrangements for any of our products.
U.S. Healthcare Reform
In the United States there have been, and continue to be, proposals by the federal government, state governments, regulators and third-party payors to control or manage the increased costs of healthcare and, more generally, to reform the U.S. healthcare system. The pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. For example, in March 2010, the ACA was enacted, which is intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms, and which substantially changes the way healthcare is financed by both governmental and private insurers, and significantly impact the U.S. pharmaceutical industry. The ACA, among other things, (1) subjected therapeutic biologics to potential competition by lower-cost biosimilars by creating a licensure framework for follow-on biologic products, (2) prescribed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, (3) increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations, (4) established annual nondeductible fees and taxes on manufacturers of certain branded prescription drugs, apportioned among these entities according to their market share in certain government healthcare programs, (5) established a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D, (6) expanded eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for individuals with income at or below 133% of the federal poverty level, thereby potentially increasing manufacturers’ Medicaid rebate liability, (7) expanded the entities eligible for discounts under the 340B Public Health Service Act program, (8) created a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research, and (9) established a Center for Medicare Innovation at the CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.
Since its enactment, there have been judicial, Congressional and Administrative challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. For example, legislation affecting the implementation of certain taxes under the ACA has been signed into law. The TCJA included a provision that repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. Further, the Bipartisan Budget Act of 2018 (the “BBA”), among other things, amended the ACA, effective January 1, 2019, to increase from 50% to 70% the point-of-sale discount that is owned by pharmaceutical manufacturers who participate in Medicare Part D and to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole”. It is unclear how healthcare reform measures of the Biden administration or other efforts, if any, to modify or invalidate the ACA or its implementing regulations, or portions thereof, will impact our business. Any health care reform measures will likely take time to unfold, and could have an impact on coverage and reimbursement for healthcare items and services. We cannot predict the ultimate content, timing or effect of any healthcare reform legislation or other policy or the impact of potential legislation or other policy on us.
Other legislative and administrative changes have been proposed and adopted in the United States since the ACA was enacted to reduce healthcare expenditures. For example, the Budget Control Act of 2011, among other things, in connection with subsequent legislation, reduced Medicare payments to providers, on average, by 2% per fiscal year. These reductions went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, including the BBA, will remain in effect through 2030, with the exception of a temporary suspension from May 1, 2020, through May 31, 2022, due to the COVID-19 pandemic. The law provides for 1% Medicare sequestration in the second quarter of 2022 and allows the full 2% sequestration thereafter until 2030. To offset the temporary suspension during the COVID-19 pandemic, in 2030, the sequestration will be 2.25% for the first half of the year, and 3% in the second half of the year. Moreover, on January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. If federal spending is further reduced, anticipated budgetary shortfalls may impact the ability of relevant agencies to continue to function at current levels. Amounts allocated to federal grants and contracts may be reduced or eliminated. These reductions may also impact the ability of relevant agencies to timely review and approve research and development, manufacturing, and marketing activities, which may delay our ability to develop, market and sell any products we may develop.
Recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. At the federal level, these include proposed measures to permit Medicare to negotiate the price of certain drugs, to establish rebates under Medicare Part B and Part D where the average sales price or the average manufacturer price of a drug respectively increases faster than the pace of inflation and to eliminate the existing manufacturer coverage gap discount program under Part D and replace it with a new program that would require manufacturer discounts in both the initial and catastrophic phases of the program. On May 16, 2019, CMS adopted a final rule that, among other things, will require Part D plans to adopt Real Time Benefit Tools that are capable of integrating with electronic prescribing or electronic health record systems and have the capability to inform prescribers when lower-cost alternative therapies are available under a beneficiary’s prescription drug benefit. Similarly, since 2021, Part D Explanation of Benefits transmittals to members are required to inform Part D beneficiaries about drug prices and lower cost therapeutic alternatives. At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures. In some cases, states appear interested in public policy designed to encourage drug importation from other countries and bulk purchasing. Furthermore, there has been increased interest by third-party payors and governmental authorities in reference pricing systems and publication of discounts and list prices.
We expect that other healthcare reform measures that may be adopted in the future may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product, and could seriously harm our future revenue. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our product.
Other U.S. Healthcare Laws and Compliance Requirements
In the United States, our activities are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including the Centers for Medicare and Medicaid Services, other divisions of the United States Department of Health and Human Services (e.g., the Office of Inspector General), the United States Department of Justice and individual United States Attorney offices within the Department of Justice, and state and local governments. For example, various activities, including but not limited to sales, marketing and scientific/educational grant programs, must comply with the anti-fraud and abuse provisions of the Social Security Act, the federal Anti-Kickback Statute, the federal False Claims Act and similar state laws, each as amended. Failure to comply with such requirements could potentially result in substantial penalties to us. Even if we structure our programs with the intent of compliance with such laws, there can be no certainty that we would not need to defend against enforcement or litigation, in light of the fact that there is significant enforcement interest in pharmaceutical companies in the United States, and some of the applicable laws are quite broad in scope.
The federal Anti-Kickback Statute prohibits any person, including a pharmaceutical manufacturer (or a party acting on its behalf), from knowingly and willfully soliciting, receiving, offering or providing remuneration, directly or indirectly, to induce or reward either the referral of an individual, or the furnishing, recommending, or arranging for a good or service, for which payment may be made under a federal healthcare program such as the Medicare and Medicaid programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers, and formulary managers on the other. The term “remuneration” is not defined in the federal Anti-Kickback Statute and has been broadly interpreted to include anything of value, including for example, gifts, discounts, the furnishing of supplies or equipment, credit arrangements, payments of cash, waivers of payments, ownership interests and providing anything at less than its fair market value. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain business arrangements from prosecution, the exemptions and safe harbors are drawn narrowly and practices that involve remuneration intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exemption or safe harbor. Our practices may not in all cases meet all of the criteria for safe harbor protection from federal Anti-Kickback Statute liability. The government can establish a violation of the Anti-Kickback Statute without proving that a person or entity had actual knowledge of this statute or specific intent to violate it. In addition, the ACA provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act (discussed below) or the civil monetary penalties statute, which imposes fines against any person who is determined to have presented or caused to be presented claims to a federal healthcare program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent. Additionally, many states have adopted laws similar to the federal Anti-Kickback Statute, and some of these state prohibitions apply to referral of patients for healthcare items or services reimbursed by any third-party payor, not only the Medicare and Medicaid programs in at least some cases, and do not contain safe harbors.
The federal False Claims Act imposes liability on any person or entity that, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment of government funds, or knowingly makes, uses, or causes to be made or used a false statement material to a false or fraudulent claim, or knowingly conceals or knowingly and improperly avoids, or decreases an obligation to pay money to the government. The qui tam provisions of the False Claims Act allow a private individual to bring civil actions on behalf of the federal government alleging that the defendant has submitted a false claim to the federal government and to share in any monetary recovery. In recent years, the number of suits brought by private individuals has increased dramatically. In addition, various states have enacted false claims laws analogous to the False Claims Act. Many of these state laws apply where a claim is submitted to any third-party payor and not merely a federal healthcare program. There are many potential bases for liability under the False Claims Act. Liability arises, primarily, when an entity knowingly submits, or causes another to submit, a false claim for reimbursement to the federal government. The False Claims Act has been used to assert liability on the basis of inadequate care, kickbacks and other improper referrals, improperly reported government pricing metrics such as Best Price or Average Manufacturer Price, improper promotion of off-label uses (i.e., uses not expressly approved by the FDA in a drug’s label), and allegations as to misrepresentations with respect to the services rendered. Our activities relating to the reporting of discount and rebate information and other information affecting federal, state and third-party reimbursement of our products, and the sale and marketing of our products and our service arrangements or data purchases, among other activities, may be subject to scrutiny under these laws. We are unable to predict whether we would be subject to actions under the False Claims Act or a similar state law, or the impact of such actions. However, the cost of defending such claims, as well as any sanctions imposed, could adversely affect our financial performance.
The healthcare fraud provisions under the HIPAA impose criminal liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any health care benefit program, including private third-party payors, or falsifying or covering up a material fact or making any materially false or fraudulent statement in connection with the delivery of or payment for health care benefits, items or services.
We may be subject to, or our marketing activities may be limited by, data privacy and security regulation by both the federal government and the states in which we conduct our business. For example, HIPAA and its implementing regulations, impose privacy, security and breach reporting obligations with respect to individually identifiable health information upon “covered entities” (healthcare providers, health plans and healthcare clearinghouses), and their respective business associates, certain individuals or entities that create, receive, maintain or transmit protected health information in connection with providing a specified service or performing a function for or on behalf of a covered entity. The FTC also sets expectations that failing to take appropriate steps to keep consumers’ personal information secure, or failing to provide a level of security commensurate to promises made to an individual about the security of their personal information (such as in a privacy notice) may constitute unfair or deceptive acts or practices in violation of Section 5(a) of the FTC Act. The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. Individually identifiable health information is considered sensitive data that merits stronger safeguards. With respect to privacy, the FTC also sets expectations that companies honor the privacy promises made to individuals about how the company handles consumers’ personal information; any failure to honor promises, such as the statements made in a privacy policy or on a website, may also constitute unfair or deceptive acts or practices in violation of the FTC Act. While we do not intend to engage in unfair or deceptive acts or practices, the FTC has the power to enforce promises as it interprets them, and events that we cannot fully control, such as data breaches, may be result in FTC enforcement. Enforcement by the FTC under the FTC Act can result in civil penalties or enforcement actions. Further, various states have implemented similar privacy laws and regulations that impose restrictive requirements regulating the use and disclosure of health information and other personally identifiable information. California has also recently adopted the CCPA. The CCPA established a new privacy framework for covered businesses by creating an expanded definition of personal information, establishing new data privacy rights for consumers in the State of California, imposing special rules on the collection of consumer data from minors, and creating a new and potentially severe statutory damages framework for violations of the CCPA and for businesses that fail to implement reasonable security procedures and practices to prevent data breaches of certain personal information. Penalties for violations of the CCPA include civil penalties. In addition, a new California privacy law, CPRA, was passed by California votes on November 3, 2020, introduced significant amendments to the CCPA and established and funded a dedicated California privacy regulator, the CPPA. The amendments introduced by the CPRA are scheduled to take effect on January 1, 2023 (with certain provisions having retroactive effect to January 1, 2022). Further, a new Virginia privacy law, the VCDPA, was signed into law on March 2, 2021 and is also scheduled to take effect on January 1, 2023, and the Colorado Privacy Act (“CPA”) will take effect on July 1, 2023. The VCDPA and CPA will impose many similar obligations regarding the processing and storing of personal information as the CCPA and the CPRA. Other states in the United States are considering omnibus privacy legislation, and industry organizations regularly adopt and advocate for new standards in these areas. The uncertainty, ambiguity, complexity and potential inconsistency surrounding the implementation and interpretation of CCPA and other enacted or potential laws in other states exemplify the vulnerability of our business to the evolving regulatory environment related to the privacy, security and confidentiality of personal information and protected health information. We may be subject to fines, penalties, or private actions in the event of non-compliance with such laws.
Our activities outside of the U.S. implicate local and national data protection standards, impose additional compliance requirements and generate additional risks of enforcement for non-compliance. The European Union’s GDPR which imposes fines of up to EUR 20 million or 4% of the annual global revenue of a noncompliant company, whichever is greater, and other data protection, privacy and similar national, state/provincial and local laws may also restrict the access, use and disclosure of patient health information abroad. We may be required to expend significant capital and other resources to ensure ongoing compliance with applicable privacy and data security laws, to protect against security breaches and hackers, or to alleviate problems caused by such breaches. Compliance with these laws is difficult, constantly evolving, time consuming, and requires a flexible privacy framework and substantial resources. Compliance efforts will likely be an increasing and substantial cost in the future.
The U.S. federal Physician Payments Sunshine Act requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to annually report to CMS information related to payments or other transfers of value made to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. In addition to this federal requirement, a number of individual states and foreign jurisdictions require detailed reporting and often public disclosures concerning transfers of value to physicians, other health care providers and family members. Effective January 1, 2022, these reporting obligations are extended to include transfers of value made to certain non-physician providers such as physician assistants and nurse practitioners.
Compliance with such requirements may require investment in infrastructure to ensure that tracking is performed properly, and some of these laws result in the public disclosure of various types of payments and relationships. Several states have enacted legislation requiring pharmaceutical companies to, among other things, establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities, or register their sales representatives, as well as prohibiting pharmacies and other healthcare entities from providing certain physician prescribing data to pharmaceutical companies for use in sales and marketing, and prohibiting certain other sales and marketing practices. These laws may affect our sales, marketing and other promotional activities by imposing administrative and compliance burdens on us. If we fail to track and report as required by these laws or otherwise comply with these laws, we could be subject to the penalty provisions of the pertinent state and federal authorities.
Where our activities involve foreign government officials, they may also potentially be subject to the FCPA. If we seek to have a product paid for with federal funds under the Medicaid programs or Medicare Part B, various obligations, including government price reporting, are required under the Medicaid rebate provisions of the Omnibus Budget Reconciliation Act of 1990 and the Veterans Health Care Act of 1992, each as amended, which generally require products to be offered at substantial rebates/discounts to such programs and certain purchasers. Government price reporting may also be required with respect to average sales price, which serves as the basis of reimbursement under Medicare Part B. In order to distribute products commercially, we must comply with state laws that require the registration of manufacturers and wholesale distributors of pharmaceutical products in a state, including, in certain states, manufacturers and distributors who ship products into the state even if such manufacturers or distributors have no place of business within the state. Some states also impose requirements on manufacturers and distributors to establish the pedigree of product in the chain of distribution, including some states that require manufacturers and others to adopt new technology capable of tracking and tracing product as it moves through the distribution chain. Many of our current as well as possible future activities are potentially subject to federal and state consumer protection and unfair competition laws. We must also comply with laws that require clinical trial registration and reporting of clinical trial results on the publicly available clinical trial databank maintained by the National Institutes of Health at www.ClinicalTrials.gov. We are subject to various environmental, health and safety regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous substances. From time to time, and in the future, our operations may involve the use of hazardous materials.
Because of the breadth of these laws and the narrowness of available statutory and regulatory exemptions, it is possible that some of our business activities could be subject to challenge under one or more of such laws. If our operations are found to be in violation of any of the federal and state laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including criminal and significant civil monetary penalties, damages, fines, imprisonment, exclusion from participation in government healthcare programs, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of pre-marketing product approvals, private “qui tam” actions brought by individual whistleblowers in the name of the government or refusal to allow us to enter into supply contracts, including government contracts, integrity oversight and reporting obligations to resolve allegations of non-compliance, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. To the extent that any of our products are sold in a foreign country, we may be subject to similar foreign laws and regulations, which may include, for instance, applicable post- marketing requirements, including safety surveillance, anti-fraud and abuse laws, and implementation of corporate compliance programs and reporting of payments or transfers of value to healthcare professionals.
U.S. Marketing Exclusivity
Hatch-Waxman Exclusivity.   Market exclusivity provisions under the FDCA can also delay the submission or the approval of certain applications of other companies seeking to reference another company’s NDA. If the new drug is a new chemical entity subject to an NDA, the FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to obtain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. This definition is currently under FDA review. During the exclusivity period, the FDA may not accept for review an ANDA or a Section 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, such an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement to one of the patents listed with the FDA by the innovator NDA holder. The FDCA also provides three years of marketing exclusivity for an NDA, or supplement to an existing NDA, if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, such as new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the conditions associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.
Pediatric Exclusivity.   Pediatric exclusivity is another type of regulatory market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to any existing exclusivity period or patent term. This six-month exclusivity may be granted by the FDA based on the completion of a pediatric clinical trial in accordance with provisions of the FDCA.
Europe/Rest of World Government Regulation
In addition to regulations in the United States, we will be subject to a variety of regulations in other jurisdictions governing, among other things, clinical trials, pricing and reimbursement, anti-bribery, advertising and promotion, data privacy and security and any commercial sales and distribution of our future products.
Whether or not we obtain FDA approval for a product, we must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries. Certain countries outside of the United States have a similar process that requires the submission of a clinical trial application much like the IND prior to the commencement of human clinical trials.
In the EEA, for example, a clinical trial application (“CTA”) must be submitted to each country’s national health authority and an independent ethics committee, much like the FDA and IRB, respectively. Once the CTA is approved in accordance with the EU Clinical Trials Directive 2001/20/EC (the “Clinical Trials Directive”) and the related national implementing provisions of the relevant individual EEA country’s requirements, the clinical trial described in that CTA may proceed.
In April 2014, the new Clinical Trials Regulation, (EU) No 536/2014 (the “Clinical Trials Regulation”) was adopted. The Clincial Trials Regulation entered into force on January 31, 2022. The Clinical Trials Regulation is directly applicable in all the EEA countries, repealing the current Clinical Trials Directive. The new Clinical Trials Regulation allows a sponsor to start and conduct a clinical trial in accordance with the Clinical Trials Directive during a transitional period of one year after the application date, i.e. January 31, 2022. The transition period for the trials ongoing at the moment of applicability will be a maximum of 3 years after the date of application of the Clinical Trials Regulation. Clinical trials authorized under the current Clinical Trials Directive before January 31, 2023 can continue to be conducted under the Clinical Trials Directive until January 31, 2025. An application to transition ongoing trials from the current Clinical Trials Directive to the new Clinical Trials Regulation will need to be submitted and authorized in time before the end of the transitional period. The new Clinical Trials Regulation is intended to simplify and streamline the approval of clinical trials in the EEA. The main characteristics of the regulation include: a streamlined application procedure through a single entry point, the “EU portal”; a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures for clinical trial sponsors; and a harmonized procedure for the assessment of applications for clinical trials, which is divided into two parts.
For other countries outside of the EEA, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials vary from country to country. Internationally, clinical trials are generally required to be conducted in accordance with GCP, applicable regulatory requirements of each jurisdiction and the medical ethics principles that have their origins in the Declaration of Helsinki.
In the EEA, medicinal products can be commercialized only after obtaining a Marketing Authorization (“MA”). There are several procedures for requesting marketing authorization which can be more efficient than applying for authorization on a country-by-country basis. There is a “centralized” procedure allowing submission of a single marketing authorization application to the European Medicines Agency (the “EMA”). If the EMA issues a positive opinion, the European Commission will grant a centralized marketing authorization that is valid in all EEA countries.
The “centralized” procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, and medicinal products containing a new active substance indicated for the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and viral diseases. The “centralized” procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EEA.

There is also a “decentralized” procedure allowing companies to file identical applications to several EEA countries simultaneously for product candidates that have not yet been authorized in any EEA country and a “mutual recognition” procedure allowing companies that have a product already authorized in one EEA country to apply for that authorization to be recognized by the competent authorities in other EEA countries. Under the “decentralized” procedure, an identical dossier is submitted to the competent authorities of each of the EEA countries in which the MA is sought, one of which is selected by the applicant as the Reference Member State (“RMS”). If the RMS proposes to authorize the product, and the other EEA countries do not raise objections, the product is authorized in all the EEA countries where the authorization was sought. Before granting the MA, the EMA or the competent authorities of the EEA countries make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.
In many countries outside the United States, procedures to obtain price approvals, coverage and reimbursement can take considerable time after the receipt of a MA. Many EEA countries periodically review their reimbursement of medicinal products, which could have an adverse impact on reimbursement status. In addition, we expect that legislators, policymakers and healthcare insurance funds in the EEA countries will continue to propose and implement cost-containing measures, such as lower maximum prices, lower or lack of reimbursement coverage and incentives to use cheaper, usually generic, products as an alternative to branded products, and/or branded products available through parallel import to keep healthcare costs down. Moreover, in order to obtain reimbursement for our products in some EEA countries, including some EU Member States, we may be required to compile additional data comparing the cost-effectiveness of our products to other available therapies. Health Technology Assessment (“HTA”) of medicinal products is becoming an increasingly common part of the pricing and reimbursement procedures in some EEA countries, including those representing the larger markets. The HTA process, which is currently governed by national laws in each EEA country, is the procedure to assess therapeutic, economic and societal impact of a given medicinal product in the national healthcare systems of the individual country. The outcome of an HTA will often influence the pricing and reimbursement status granted to these medicinal products by the competent authorities of individual EEA countries. The extent to which pricing and reimbursement decisions are influenced by the HTA of the specific medicinal product currently varies between EEA countries, although the HTA Regulation, which aims to harmonize the clinical benefit assessment of HTA across the EEA, will apply from January 12, 2025. If we are unable to maintain favorable pricing and reimbursement status in EEA countries that represent significant markets, our anticipated revenue from and growth prospects for our products in the EEA could be negatively affected.
Outside the United States, interactions between pharmaceutical companies and physicians are also governed by strict laws, such as national anti-bribery laws of EEA countries, national sunshine rules, regulations, industry self-regulation codes of conduct and physicians’ codes of professional conduct. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.
In the EEA, the advertising and promotion of our products are subject to laws governing promotion of medicinal products, interactions with physicians, misleading and comparative advertising and unfair commercial practices. For example, applicable laws require that promotional materials and advertising in relation to medicinal products comply with the product’s Summary of Product Characteristics (“SmPC”), as approved by the competent authorities in connection with a marketing authorization approval. The SmPC is the document that provides information to physicians concerning the safe and effective use of the product. Promotional activity that does not comply with the SmPC is considered off-label and is prohibited in the EEA. Other applicable laws at the EEA level and in the individual EU Member States also apply to the advertising and promotion of medicinal products, including laws that prohibit the direct-to-consumer advertising of prescription-only medicinal products and further limit or restrict the advertising and promotion of our products to the general public and to health care professionals. Violations of the rules governing the promotion of medicinal products in the EEA could be penalized by administrative measures, fines and imprisonment.
In addition to data privacy and security regulations in the United States, we may be subject to, or our marketing activities may be limited by, data privacy and security regulations in the EEA where the legislative and regulatory landscape continues to evolve. There has been increased attention to privacy and data security issues that could potentially affect our business, including the GDPR which imposes strict obligations on the processing of personal data, including relating to the transfer of personal data from the EEA to third countries such as the United States. If we act in violation of the GDPR we may face significant penalties of up to 10,000,000 Euros or up to 2% of our total worldwide annual turnover for certain violations, or up to 20,000,000 Euros or up to 4% of our total worldwide annual turnover for more serious violations.
These data privacy and security regulations, including the GDPR, generally restrict the transfer of personal data from Europe, including the EEA, United Kingdom and Switzerland, to the United States and most other countries unless the parties to the transfer have implemented specific safeguards to protect the transferred personal data. One of the primary safeguards allowing U.S. companies to import personal data from Europe had been certification to the EU-U.S. Privacy Shield and Swiss-U.S. Privacy Shield frameworks administered by the U.S. Department of Commerce. However, the EU-U.S. Privacy Shield was invalidated in July 2020 by the Court of Justice of the European Union (the “CJEU”) in a case known colloquially as “Schrems II.” Following this decision, the Swiss Federal Data Protection and Information Commissioner (the “FDPIC”) announced that the Swiss-U.S. Privacy Shield does not provide adequate safeguards for the purposes of personal data transfers from Switzerland to the United States. While the FDPIC does not have authority to invalidate the Swiss-U.S. Privacy Shield regime, the FDPIC’s announcement casts doubt on the viability of the Swiss-U.S. Privacy Shield as a future compliance mechanism for Swiss-U.S. data transfers. The CJEU’s decision in Schrems II also raised questions about whether one of the primary alternatives to the EU-U.S. Privacy Shield, namely, the European Commission’s Standard Contractual Clauses, can lawfully be used for personal data transfers from Europe to the United States or other third countries that are not the subject of an adequacy decision of the European Commission. While the CJEU upheld the adequacy of the Standard Contractual Clauses in principle in Schrems II, it made clear that reliance on those Clauses alone may not necessarily be sufficient in all circumstances. Use of the Standard Contractual Clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular regarding applicable surveillance laws and relevant rights of individuals with respect to the transferred data. In the context of any given transfer, where the legal regime applicable in the destination country may or does conflict with the intended operation of the Standard Contractual Clauses and/or applicable European law, the decision in Schrems II and subsequent draft guidance from the European Data Protection Board (the “EDPB”) would require the parties to that transfer to implement certain supplementary technical, organizational and/or contractual measures to rely on the Standard Contractual Clauses as a compliant “transfer mechanism.” However, the draft guidance from the EDPB on such supplementary technical, organizational and/or contractual measures appears to conclude that no combination of such measures could be sufficient to allow effective reliance on the Standard Contractual Clauses in the context of transfers of personal data “in the clear” to recipients in countries where the power granted to public authorities to access the transferred data goes beyond that which is “necessary and proportionate in a democratic society” — which may, following the CJEU’s conclusions in Schrems II on relevant powers of United States public authorities and commentary in that draft EDPB guidance, include the United States in certain circumstances (e.g., where Section 702 of the US Foreign Intelligence Surveillance Act applies). At present, there are few, if any, viable alternatives to the EU-U.S. Privacy Shield and the Standard Contractual Clauses. However, the CJEU recently invalidated the EU-U.S. Privacy Shield. The decision in Schrems II also affects transfers from the United Kingdom to the United States.
As such, if we are unable to implement a valid solution for personal data transfers from Europe, including, for example, obtaining individuals’ explicit consent to transfer their personal data from Europe to the United States or other countries, we will face increased exposure to regulatory actions, substantial fines and injunctions against processing personal data from Europe. Inability to import personal data from Europe may also restrict our clinical trials activities in Europe; limit our ability to collaborate with contract research organizations as well as other service providers, contractors and other companies subject to European data privacy and security laws; and require us to increase our data processing capabilities in Europe at significant expense. Additionally, other countries outside of Europe have enacted or are considering enacting similar cross-border data transfer restrictions and laws requiring local data residency, which could increase the cost and complexity of delivering our services and operating our business. The types of challenges we face in Europe will likely also arise in other jurisdictions that adopt laws similar in construction to the GDPR or regulatory frameworks of equivalent complexity.

If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.
Employees and Human Capital Resources
As of March 31, 2022, we had approximately 76 full-time employees, including four employees who have M.D.s or Ph.D.s. Within our workforce, two employees were primarily engaged in research and development, 64 were primarily engaged in sales and marketing and two were primarily engaged in general management and administration. None of our employees are represented by labor unions or covered by collective bargaining agreements. We believe that we maintain good relationships with our employees.
We focus on identifying, attracting, incentivizing, developing and retaining an exceptional team of highly talented and motivated employees to support our current product pipeline and future business goals. In order to drive innovation, we continuously improve our human capital management strategies and find ways to foster engagement and growth within our company.
We regularly benchmark total rewards we provide against our industry peers to ensure we offer competitive compensation and benefits packages to our employees and potential new hires. The principal purposes of our equity and cash incentive plans are to attract, retain and reward selected personnel through the granting of stock-based and cash-based compensation awards, as well as provide our employees with the opportunity to participate in our employee stock purchase plan, in order to increase stockholder value and the success of our company by motivating such individuals to perform to the best of their abilities and achieve our objectives. We strive to build a diverse environment where our employees can thrive and one that inspires exceptional contributions and professional and personal development in order to achieve our vision to become the leading pain management company that can have a transformative impact on patients’ lives. The success of our business is fundamentally connected to the well-being, health and safety of our employees. In an effort to protect the health and safety of our employees, we took proactive action from the earliest signs of the COVID-19 outbreak, which included implementing social distancing policies at our facilities, facilitating remote working arrangements, requiring proof of vaccination or acceptable exemption, and imposing employee travel restrictions.
We expect our employees to continue as employees of the combined company following the Business Combination, and we plan to continue to develop our efforts related to attracting, retaining and motivating our workforce as we grow and develop.
Facilities and Properties
Our principal executive office is currently located in Palo Alto, California, and consists of approximately 6,000 square feet of leased office space. The lease term expires in October 2024. We also sublease office space in San Diego, California. We believe our facilities are adequate to meet our current needs, although we may seek to negotiate new leases or evaluate additional or alternate space for our operations. We believe appropriate additional or alternative space will be available on commercially reasonable terms.
Legal Proceedings
From time to time we may become involved in various legal proceedings, including those that may arise in the ordinary course of business.
Sanofi-Aventis U.S. LLC and Hisamitsu America, Inc. Litigation
On February 23, 2021, we filed an action in the U.S. District Court for the Northern District of California against Sanofi-Aventis U.S. LLC and Hisamitsu America, Inc., two manufacturers of OTC lidocaine patch products, alleging, among other things, false and deceptive advertising and unfair competition under the Lanham Act and California state laws by those companies regarding their respective OTC patch products (the “Sanofi-Aventis & Hisamitsu Litigation”). This lawsuit seeks, among other relief, damages and an injunction enjoining the defendants from continuing to make false or misleading statements of fact about their respective OTC lidocaine patch products. The defendants have filed motions to dismiss, which have narrowed slightly our claims, but which motions the court has largely rejected. Discovery is proceeding. The case is currently scheduled for trial to begin on July 24, 2023. Scilex cannot make any predictions about the outcome in this matter or the timing thereof.
Former Employee Litigation
On March 12, 2021, we filed an action in the Delaware Court of Chancery against Anthony Mack, former President of Scilex Pharma, and Virpax Pharmaceuticals, Inc. (“Virpax”), a company now headed by Mr. Mack, alleging, among other things, breach by Mr. Mack of his non-compete agreement with the Company, breach of fiduciary duty, and tortious interference by Virpax with that non-compete agreement (the “Former Employee Litigation”). This lawsuit seeks, among other relief, damages and an injunction enjoining Mr. Mack from further violating his non-compete agreement and enjoining Virpax from tortiously interfering with Mr. Mack’s non-compete agreement. The parties have conducted extensive discovery in the case, which is currently scheduled for trial to begin on September 12, 2022. Scilex cannot make any predictions about the outcome in this matter or the timing thereof.
ZTlido Patent Litigation
On June 22, 2022, we filed a complaint against Aveva Drug Delivery Systems, Inc., Apotex Corp., and Apotex, Inc. (together, “Aveva”) in the U.S. District Court for the Southern District of Florida (the “Aveva Patent Litigation”) alleging infringement of certain Orange Book listed patents covering ZTlido (the “ZTlido Patents”). The Aveva Patent Litigation was initiated following the submission by Aveva, in accordance with the procedures set out in the Hatch-Waxman Act, of an ANDA. Aveva’s ANDA seeks approval to market a generic version of ZTlido prior to the expiration of the ZTlido Patents and alleges that the ZTlido Patents are invalid, unenforceable, and/or not infringed. Scilex is seeking, among other relief, an order that the effective date of any FDA approval of Aveva’s ANDA be no earlier than the expiration of the asserted patents listed in the Orange Book, the latest of which expires on May 10, 2031, and such further and other relief as the court may deem appropriate. Aveva is subject to a 30-month stay preventing it from selling a generic version of ZTlido during that time. The stay should expire no earlier than November 11, 2024. Trial in the Aveva Patent Litigation has not yet been scheduled. Scilex cannot make any predictions about the final outcome of this matter or the timing thereof.
Our Corporate History
We were incorporated in Delaware in February 2019 for the purpose of effecting a corporate reorganization. On March 18, 2019, we entered into a Contribution and Loan Agreement with Sorrento and the holders of the outstanding shares of capital stock of Scilex Pharma pursuant to which we acquired 100% of the outstanding shares of capital stock of Scilex Pharma in exchange for shares of our common stock (such transaction, the “Contribution”). Pursuant to the Contribution and Loan Agreement, Sorrento provided us with a loan with an initial principal amount of $16.5 million in the form of a note payable, which loan was used to fund the acquisition of Semnur. Concurrently therewith, we entered into an Agreement and Plan of Merger with Semnur, Sigma Merger Sub, Inc., our prior wholly-owned subsidiary, Fortis Advisors LLC, solely as representative of the holders of Semnur equity, and Sorrento, for limited purposes (as amended, the “Semnur Merger Agreement”). Pursuant to the Semnur Merger Agreement, Sigma Merger Sub, Inc. merged with and into Semnur (such transaction, the “Semnur Merger”), with Semnur surviving the Semnur Merger as our wholly-owned subsidiary. As a result of the Contribution and the Semnur Merger, Scilex Pharma and Semnur became our wholly-owned subsidiaries. Prior to the Contribution and the Semnur Merger, our operations were conducted through Scilex Pharma, which was formed in September 2012. Semnur was formed in June 2013.
Vickers is an “emerging growth company” as defined in the JOBS Act. As an emerging growth company, we are eligible for exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation.
Additionally, Vickers is currently a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations,

including, among other things, providing only two years of audited financial statements. Following the Business Combination, Vickers expects that New Scilex will no longer be a smaller reporting company because it will be a majority-owned subsidiary of Sorrento.
Website
Our website address is www.scilexholding.com. We do not incorporate the information on, or accessible through, our website into this proxy statement/prospectus, and you should not consider any information on, or accessible through, our website as part of this proxy statement/prospectus. We have included our website address in this proxy statement/prospectus solely as an inactive textual reference.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS OF SCILEX
Unless the context otherwise requires, references in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Scilex” to “we,” “us,” “our,” “Scilex,” and “the Company” generally refer to Scilex Holding Company, together with its subsidiaries, in the present tense or New Scilex from and after the Business Combination.
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section of this proxy statement/prospectus titled “Selected Historical Consolidated Financial Information of Scilex” and the consolidated financial statements and related notes thereto included elsewhere in this proxy statement/prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from these forward-looking statements as a result of certain factors. We discuss factors that we believe could cause or contribute to these differences below and elsewhere in this proxy statement/prospectus, including those set forth in the sections of this proxy statement/prospectus titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”
Overview
We are a commercial biopharmaceutical company focused on developing and commercializing non-opioid therapies for patients with acute and chronic pain. According to the Centers for Disease Control and Prevention, an estimated 51.4 million adults in the United States suffered from chronic pain in 2019. We target indications with high unmet needs and large market opportunities with non-opioid therapies for the treatment of patients with acute and chronic pain. We launched our first commercial product in October 2018 and are developing our late-stage pipeline. Our commercial product, ZTlido, is a prescription lidocaine topical product approved by the FDA for the relief of neuropathic pain associated with PHN, which is a form of post-shingles nerve pain. ZTlido possesses novel delivery and adhesion technology designed to address many of the limitations of current prescription lidocaine patches by providing significantly improved adhesion and continuous pain relief throughout the 12-hour administration period. We market ZTlido through a dedicated sales force of 60-70 sales representatives, targeting 10,000 primary care physicians, pain specialists, neurologists and palliative care physicians, who we believe treat the majority of PHN patients.
Our development pipeline consists of three product candidates, (i) SP-102 (10 mg, dexamethasone sodium phosphate viscous gel), a Phase 3, novel, viscous gel formulation of a widely used corticosteroid for epidural injections to treat lumbosacral radicular pain, or sciatica, (ii) SP-103 (lidocaine topical system) 5.4%, a Phase 2, next-generation, triple-strength formulation of ZTlido, for the treatment of acute LBP, and (iii) SP-104 (4.5 mg, low-dose naltrexone hydrochloride delayed-release capsules), a novel low-dose delayed-release naltrexone hydrochloride formulation for treatment of fibromyalgia, for which Phase 1 trials were completed in the second quarter of 2022 and a Phase 2 clinical trial is expected to commence in the second half of 2022. SEMDEXA has been granted fast track designation by the FDA and, if approved, could become the first FDA-approved alternative to off-label ESIs, which are administered over 12 million times annually in the United States. Top-line results from the completed Phase 3 study have been received in November 2021 and reflected achievement of primary and secondary endpoints. SP-103 is a triple-strength lidocaine topical system designed to deliver a dose of lidocaine threefold higher than any lidocaine topical product that we are aware of, either approved or in development. We are studying SP-103 as a treatment for acute LBP, a condition with high unmet need, which, as of 2019, affected over 22 million patients in the United States. According to the CDC in 2020, LBP was the most common type of pain reported by patients, with 25% of U.S. adults reporting LBP in the prior 3 months. We initiated a Phase 2 trial of SP-103 in acute LBP in the second quarter of our fiscal year 2022.
We currently contract with third parties for the manufacture, assembly, testing, packaging, storage and distribution of our product. We obtain our commercial supply of ZTlido, clinical supply of our product candidates and certain of the raw materials used in our product candidates from sole or single source suppliers and manufacturers. As of March 31, 2022, we relied on a single third-party logistics distribution provider, Cardinal Health, for ZTlido distribution in the United States. Cardinal Health purchased and shipped ZTlido to customer wholesale distribution centers. Cardinal Health also performed order management services on our behalf. On April 2, 2022, we announced the expansion of our direct distribution network to national and regional wholesalers and pharmacies. Cardinal Health will continue to provide traditional third-party logistics functions for Scilex.
Since our inception, we have invested substantial efforts and financial resources on acquiring product and technology rights while building our intellectual property portfolio and infrastructure. We acquired Semnur and its lead product candidate, SEMDEXA, in the first quarter of 2019, and we intend to continue to explore and evaluate additional opportunities such as these to grow our business. We have incurred significant operating losses as a result of such investment efforts, including the development of SEMDEXA, conducting of Phase 3 trials for SEMDEXA, and the development of SP-103. Our ability to generate revenue sufficient to achieve profitability will depend on the successful commercialization of our product, ZTlido, and the development of our product candidates. For the years ended December 31, 2021, 2020 and 2019, our net loss was $88.4 million, $47.5 million and $178.6 million, respectively. For the three months ended March 31, 2022 and 2021, our net loss was $9.1 million and $19.1 million, respectively. As of March 31, 2022, we had an accumulated deficit of $361.7 million. As of March 31, 2022, we had cash and cash equivalents of $33.6 million. Under the Scilex Pharma Notes, effective February 14, 2022, Scilex Pharma is required to maintain a minimum unrestricted cash balance of $10.0 million at the end of each calendar month.
We expect to continue to make investments in our sales and marketing organization and expand digital marketing efforts to broaden awareness of ZTlido and GLOPERBA and in research and development, clinical trials and regulatory affairs to develop our product candidates, SEMDEXA, SP-103, and SP-104 (which product candidate we acquired from Sorrento in May 2022). As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until we can generate significant revenue, if ever, we expect to finance our operations through a combination of equity offerings, debt financings, collaborations, government contracts or other strategic transactions. We may be unable to raise additional funds or enter into such agreements or arrangements when needed on favorable terms, or at all. If adequate funds on acceptable terms are not available when needed, we may be required to reduce the scope of the commercialization of ZTlido and GLOPERBA or delay, scale back or discontinue the development of one or more of our product candidates.
Impact of COVID-19 on Our Business
We are closely monitoring the COVID-19 pandemic and its potential impact on our business. In an effort to protect the health and safety of our employees, we took proactive action from the earliest signs of the outbreak, including implementing social distancing policies at our facilities, facilitating remote working arrangements and imposing employee travel restrictions. The extent to which COVID-19 may impact our business, clinical trials and sales of ZTlido will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions and social distancing in the United States and other countries, business closures or business disruptions and the effectiveness of actions taken in the United States and other countries to contain and treat the disease.
Comparability of Our Results and Our Relationship with Sorrento
We currently operate as a majority-owned subsidiary of Sorrento. As a result, our historical financial statements may not be reflective of what our results of operations would have been had we been a stand-alone public company and no longer a majority-owned subsidiary of Sorrento. In particular, certain legal, finance, human resources and other functions have historically been provided to us by Sorrento at cost plus an agreed-upon markup. We expect that Sorrento will continue to provide us with some of the services related to these functions on a transitional basis in exchange for agreed-upon fees, and we expect to incur other costs to replace the services and resources that will not be provided by Sorrento. We will also incur additional costs as a stand-alone public company. As a stand-alone public company, our total costs related to certain support functions may differ from the costs that were historically allocated to us from Sorrento. In addition, in the future, we expect to incur internal costs to implement certain new systems, including infrastructure and an enterprise resource planning system, while our legacy systems are currently being fully supported by Sorrento.

Components of Our Results of Operations
Net Revenue
Net revenue consists solely of product sales of ZTlido in the United States. For product sales of ZTlido, we record gross-to-net sales adjustments for government and commercial rebates, chargebacks, wholesaler and distributor fees, sales returns, special marketing programs, and prompt payment discounts. We expect that any net revenue we generate will fluctuate from year to year as a result of the unpredictability of the demand for our product.
Operating Costs and Expenses
Cost of Revenue
Cost of revenue consists of the cost of purchasing ZTlido from our manufacturing partners and inventory write-downs related to expiration dates for on-hand inventory. We expect the cost of revenue to fluctuate with related sales revenue.
Research and Development.
Research and development expenses are expensed when incurred and consist primarily of costs incurred for our research activities, including the development of our product candidates, and include:
•
costs related to clinical trials;

•
salaries, benefits and other related costs, including stock-based compensation expense for personnel engaged in research and development functions; and

•
costs related to outside consultants.

We expect our research and development expenses to increase, as we will incur incremental expenses associated with our product candidates that are currently under development and in clinical trials. Product candidates in later stages of clinical development generally have higher development costs, primarily due to the increased size and duration of later-stage clinical trials. Accordingly, we expect to incur significant research and development expenses in connection with our ongoing Phase 3 clinical trial for SEMDEXA, our planned Phase 2 and Phase 3 clinical trials for SP-103, and initiation of Phase 2 trials for SP-104. Because we acquired SP-104 from Sorrento in May 2022, no research and development expenses for SP-104 have been recognized in our historical financial statements for the periods presented in this proxy statement/prospectus.
Acquired In-process Research and Development
The Company has acquired and may continue to acquire the rights to develop and commercialize new product candidates. The up-front payments to acquire a new drug compound or drug delivery device, as well as future milestone payments associated with asset acquisitions that do not meet the definition of a derivative and are deemed probable to achieve the milestones, are immediately expensed as acquired in-process research and development provided that the drug has not achieved regulatory approval for marketing and, absent obtaining such approval, have no alternative future use. Intangible assets acquired in a business combination that are used for in-process research and development (“IPR&D”) activities are considered indefinite-lived until the completion or abandonment of the associated research and development efforts. Upon commercialization of the relevant research and development project, the Company amortizes the acquired IPR&D over its estimated useful life. Capitalized IPR&D is reviewed annually for impairment or more frequently as changes in circumstance or the occurrence of events suggest that the remaining value may not be recoverable.
Selling, General and Administrative
Selling, general and administrative expenses consist primarily of costs related to our contract sales force, salaries and other related costs, including stock-based compensation, for personnel in our executive, marketing, finance, corporate and business development and administrative functions. Selling, general and administrative expenses also include professional fees for legal, patent, accounting, auditing, tax and consulting services, travel expenses and facility-related expenses, which include direct depreciation costs and allocated expenses from Sorrento for rent and maintenance of facilities and other operating costs.
We expect that our selling, general and administrative expenses will vary year over year in the future as we adapt our commercial strategies to changes in the business environment. We also expect to incur increased expenses as a result of the Business Combination and operating as a public company, including expenses related to compliance with the rules and regulations of the SEC, and listing standards applicable to companies listed on a national securities exchange, additional insurance expenses, investor relations activities and other administrative and professional services. We also expect to adjust the size of our administrative, finance and legal functions to adapt to the changes above and the anticipated growth of our business.
Intangible Amortization Expense
Intangible amortization expense consists of the amortization expense of intangible assets recognized on a straight-line basis over the estimated useful lives of the assets. Our intangible assets, excluding goodwill, are composed of patent rights, acquired in-process research and development and assembled workforce.
Other Expense
Gain on Derivative Liability
Gain on derivative liability consists of the changes to fair value of derivative liabilities between reporting periods relating to certain embedded derivative features within the Scilex Pharma Notes, and is recorded as other income or expense. See Note 8 titled “Debt” to our consolidated financial statements appearing elsewhere in this proxy statement/prospectus and the section entitled “Certain Relationships and Related Party Transactions — Certain Transactions of Scilex — Indenture and Letter of Credit” for a description of the Scilex Pharma Notes.
Loss on Debt Extinguishment, Net
Loss on debt extinguishment, net consists of losses incurred as a result of exercising our optional prepayment right under the Scilex Pharma Notes, which is treated as a partial extinguishment, offset, for the year ended December 31, 2021, by a gain on debt extinguishment as a result of the forgiveness of the loan in the amount of $1.6 million received from Bank of America in May 2020 pursuant to the Paycheck Protection Program of the CARES Act (the “PPP Loan”).
Interest Expense
Interest expense consists of interest related to the Scilex Pharma Notes and related party notes payable to Sorrento.
Loss on Foreign Currency Exchange
Loss on foreign currency exchange relates to foreign exchange losses on payments made to our foreign supplier, Itochu, a manufacturer and supplier of lidocaine tape products, including ZTlido and SP-103.

Results of Operations
The following table summarizes our results of operations for the years ended December 31, 2021, 2020 and 2019 and the three months ended March 31, 2022 and 2021 (in thousands):
	Year Ended December 31,			Three Months Ended March 31,
(in thousands, except for per share amounts)	2021	2020	2019	2022	2021
Statements of Operations Data:
Net revenue	$31,317	$23,560	$21,033	$6,812	$5,517
Operating costs and expenses:
Cost of revenue	3,634	2,149	5,802	1,144	852
Research and development	9,201	9,961	10,216	2,631	2,719
Acquired in-process research and development	—	—	75,301	—	—
Selling, general and administrative	50,582	42,970	64,696	10,908	12,341
Intangible amortization	3,738	3,738	3,713	935	935
Total operating costs and expenses	67,155	58,818	159,728	15,618	16,847
Loss from operations	(35,838)	(35,258)	(138,695)	(8,806)	(11,330)
Other (income) expense:
Loss (gain) on derivative liability	300	(800)	23,300	(7,500)	(2,200)
Loss on debt extinguishment, net	12,463	—	—	4,799	7,070
Scilex Pharma Notes principal increase	28,000	—	—	—	—
Interest expense	11,764	13,116	16,889	3,031	2,862
Interest income	—	—	(460)	—	—
Loss (gain) on foreign currency exchange	54	(2)	168	4	2
Total other expense	52,581	12,314	39,897	334	7,734
Loss before income taxes	(88,419)	(47,572)	(178,592)	(9,140)	(19,064)
Income tax expense (benefit)	5	(53)	2	3	5
Net loss	$(88,424)	$(47,519)	$(178,594)	$(9,143)	$(19,069)
Comparison of Three Months Ended March 31, 2022 and 2021
Net Revenue
Net revenue for the three months ended March 31, 2022 and 2021 was $6.8 million and $5.5 million, respectively. The increase of $1.3 million was mainly due to an overall increase in gross revenues which was partially offset by an increase in rebates.
Cost of Revenue
Cost of revenue for the three months ended March 31, 2022 and 2021 was $1.1 million and $0.9 million, respectively, and relate to product sales. The increase of $0.2 million reflects the increase in gross revenue.

Research and Development Expenses
The following table summarizes research and development expenses by project for the three months ended March 31, 2022 and 2021 (in thousands):
	Three Months Ended March 31,
	2022	2021	Increase (Decrease)
SP-102
Contracted R&D	$1,086	$2,192	$(1,106)
Personnel	123	147	(24)
SP-102	1,209	2,339	(1,130)
SP-103
Contracted R&D	1,128	254	874
Personnel	294	126	168
SP-103	1,422	380	1,042
Total Research and Development Expenses	$2,631	$2,719	$(88)
Research and development expenses for the three months ended March 31, 2022 and 2021 were $2.6 million and $2.7 million, respectively. The $0.1 million decrease in research and development expenses was primarily attributed to the completion of Phase 3 SP-102 trials in November 2021 and was partially offset by clinical start-up costs in the development of SP-103 beginning in the fourth quarter of 2021.
Selling, General and Administrative Expenses
Selling, general and administrative expenses for the three months ended March 31, 2022 and 2021 were $10.9 million and $12.3 million, respectively. The decrease of approximately $1.4 million was primarily due to a $0.8 million decrease in commercial operations, $0.4 million decrease in marketing expense, and a $0.4 million decrease in legal expense, offset by a $0.2 million increase in travel and entertainment expenses.
Intangible Amortization Expense
Intangible amortization expense for each of the three months ended March 31, 2022 and 2021 was $0.9 million, which is related to the amortization of developed technology upon commercialization of ZTlido.
Gain on Derivative Liability
Gain on derivative liability for the three months ended March 31, 2022 and 2021 was $7.5 million and $2.2 million, respectively. The gain recognized during the three months ended March 31, 2022 and 2021 was attributed to changes in the fair value of our derivative liability pertaining to the Scilex Pharma Notes due to revised probabilities related to marketing approval timing for SP-103 and revised sales forecasts.
Loss on Debt Extinguishment, Net
Loss on debt extinguishment, net for the three months ended March 31, 2022 and 2021 was $4.8 million and $7.1 million, respectively. The loss incurred during the three months ended March 31, 2022 and 2021 was attributed to Scilex Pharma's repurchase of the Scilex Pharma Notes from the holders thereof on a pro rata basis in an aggregate amount equal to $20.0 million in February 2021.
Interest Expense
Interest expense for the three months ended March 31, 2022 and 2021 was $3.0 million and $2.9 million, respectively. The $0.1 million increase in interest expense was primarily due to the $0.3 million decrease in interest expense incurred on the Scilex Pharma Notes offset by a $0.4 million increase in interest expense related to related party notes with Sorrento.

Income Tax Expense
Income tax expense for the three months ended March 31, 2022 and 2021 was $3.4 thousand and $5.0 thousand, respectively.
Comparison of Years Ended December 31, 2021 and 2020
Net Revenue
Net revenue for the years ended December 31, 2021 and 2020 was $31.3 million and $23.6 million, respectively. The increase of $7.7 million was due to increased product sales of ZTlido.
Cost of Revenue
Cost of revenue for the years ended December 31, 2021 and 2020 was $3.6 million and $2.1 million, respectively, and relate to product sales. The increase of $1.5 million is mainly due to the temporary switch of shipping method from ocean to air shipment in 2021.
Research and Development Expenses
The following table summarizes research and development expenses by project for the years ended December 31, 2021 and 2020 (in thousands):
	Year Ended December 31,
	2021	2020	Increase (Decrease)
SP-102
Contracted R&D	$5,952	$6,641	$(689)
Personnel	555	395	160
SP-102	6,507	7,036	(529)
SP-103
Contracted R&D	1,816	1,128	688
Personnel	878	1,797	(919)
SP-103	2,694	2,925	(231)
Total Research and Development Expenses	$9,201	$9,961	$(760)
Research and development expenses for the years ended December 31, 2021 and 2020 were $9.2 million and $10.0 million, respectively. The $0.8 million decrease in research and development expenses was attributed to the completion of Phase 3 SP-102 trials in November 2021 as well as CMC and regulatory related expenses incurred in 2020 to prepare for SP-103 clinical trials in 2021.
Selling, General and Administrative Expenses
Selling, general and administrative expenses for the years ended December 31, 2021 and 2020 were $50.6 million and $43.0 million, respectively. The increase of approximately $7.6 million was primarily due to $4.0 million in additional expenses in marketing and commercial operations, $7.6 million in legal and audit fees, and $1.2 million in additional other administrative expenses, offset by $5.2 million of savings in sales expenses as a result of realigning our “sales force” territories resulting in the significant reduction of salesforce. The $7.6 million increase in legal and audit fees was primarily due to a $6.6 million increase in litigation expenses related to the Sanofi-Aventis & Hisamitsu Litigation and the Former Employee Litigation, where the Company is the plaintiff, and $1.0 million increase in legal intellectual property and other legal corporate matters. The $4.0 million increase in additional expenses in marketing and commercial operations was due to $1.4 million increase in product promotion expenses, $1.0 million increase in dues and subscriptions, $1.0 million increase in consulting expenses and $0.6 million increase in personnel cost.

Intangible Amortization Expense
Intangible amortization expense for each of the years ended December 31, 2021 and 2020 was $3.7 million, which is related to the amortization of developed technology upon commercialization of ZTlido.
Loss (Gain) on Derivative Liability
Loss (gain) on derivative liability for the years ended December 31, 2021 and 2020 was $0.3 million and $(0.8) million, respectively. The loss incurred during the year ended December 31, 2021 was attributed to changes in the fair value of our derivative liability pertaining to the Scilex Pharma Notes due to revised probabilities related to marketing approval timing for SP-103 and revised sales forecasts.
Loss on Debt Extinguishment, Net
Loss on debt extinguishment net for the year ended December 31, 2021 was $12.5 million. The loss incurred was attributed to the Company’s exercise of the optional principal repurchase payments on the Scilex Pharma Notes, offset by a gain on debt extinguishment of $1.5 million related to the forgiveness on the entire PPP Loan.
Scilex Pharma Notes Principal Increase
The principal increase on the Scilex Pharma Notes for the year ended December 31, 2021 was $28.0 million. Actual cumulative net sales of ZTlido from the issue date of the Scilex Pharma Notes through December 31, 2021 did not equal or exceed $481.0 million. As a result, the Company recorded the increase of $28.0 million in principal as non-operating expense at December 31, 2021.
Interest Expense
Interest expense for the years ended December 31, 2021 and 2020 was $11.8 million and $13.1 million, respectively. The $1.3 million decrease in interest expense was primarily due to the $2.8 million decrease in interest expense incurred on the Scilex Pharma Notes partially offset by a $1.1 million increase in interest expense related to related party notes with Sorrento and $0.4 million increase in interest expense related to the CNH Revolving Loan during the year ended December 31, 2021.
Income Tax Expense (Benefit)
Income tax expense (benefit) for the years ended December 31, 2021 and 2020 was $5 thousand and $(53) thousand, respectively.
Comparison of Years Ended December 31, 2020 and 2019
Net Revenue
Net revenue for the years ended December 31, 2020 and 2019 was $23.6 million and $21.0 million, respectively. The increase of $2.6 million was due to product sales of ZTlido, which was commercially launched in October 2018.
Cost of Revenue
Cost of revenue for the years ended December 31, 2020 and 2019 was $2.1 million and $5.8 million, respectively, and relate to product sales. The decrease of $3.7 million is mainly due to establishing an E&O inventory provision in 2019 for short-dated products.

Research and Development Expenses
The following table summarizes research and development expenses by project for the years ended December 31, 2020 and 2019 (in thousands):
	Year Ended December 31,
	2020	2019	Increase (Decrease)
SP-102
Contracted R&D	$6,641	$7,249	$(608)
Personnel	395	22	373
SP-102	7,036	7,271	(235)
SP-103
Contracted R&D	1,128	997	131
Personnel	1,797	1,948	(151)
SP-103	2,925	2,945	(20)
Total Research and Development Expenses	$9,961	$10,216	$(255)
Research and development expenses for the years ended December 31, 2020 and 2019 were $10.0 million and $10.2 million, respectively. The $0.2 million decrease was primarily due to a slow down of clinical activities in the development of SP-102 due to the COVID-19 pandemic.
Acquired In-process Research and Development Expenses
Acquired IPR&D expenses for the years ended December 31, 2020 and 2019 were $0 and $75.3 million, respectively. The decrease was due to acquired IPR&D expenses associated with our acquisition of Semnur’s assets in March 2019.
Selling, General and Administrative Expenses
Selling, general and administrative expenses for the years ended December 31, 2020 and 2019 were $43.0 million and $64.7 million, respectively. The decrease of approximately $21.7 million was primarily due to $16.6 million of savings in sales and marketing as a result of realigning our “sales force” territories resulting in the significant reduction of salesforce as well as achieving cost-saving within our marketing programs, a reduction of $2.4 million in third-party services within the market access department, and $2.7 million in savings from lower legal and audit fees.
Intangible Amortization Expense
Intangible amortization expense remained the same at $3.7 million between the years ended December 31, 2020 and 2019, which is related to the amortization of developed technology upon commercialization of ZTlido.
(Gain) Loss on Derivative Liability
(Gain) loss on derivative liability for the years ended December 31, 2020 and 2019 was a gain of $0.8 million and a loss of $23.3 million, respectively. The gain incurred during the year ended December 31, 2020 and loss incurred during the year ended December 31, 2019 was attributed to changes in the fair value of our derivative liability pertaining to the Scilex Pharma Notes due to revised probabilities related to marketing approval timing for SP-103 and revised sales forecasts.
Interest Expense
Interest expense for the years ended December 31, 2020 and 2019 was $13.1 million and $16.9 million, respectively. The decrease in interest expense was primarily due to the $4.4 million decrease in interest expense incurred on the Scilex Pharma Notes issued in September 2018 partially offset by a $0.6 million increase in interest expense related to related party notes with Sorrento during the year ended December 31, 2020.
Interest Income
Interest income for the years ended December 31, 2020 and 2019 was $0 and $0.5 million, respectively. The decrease in interest income was primarily due to lower cash balances during the year ended December 31, 2020.
Income Tax (Benefit) Expense
Income tax (benefit) expense for the years ended December 31, 2020 and 2019 was $(53) thousand and $2 thousand, respectively.
Liquidity and Capital Resources
As of March 31, 2022, we had cash and cash equivalents of $33.6 million. Scilex Pharma is required to maintain a minimum unrestricted cash balance of $10.0 million at the end of each calendar month.
We have funded our operations primarily through the issuance of the Scilex Pharma Notes, related party notes with Sorrento, and the 2020 revolving credit facility. The following table summarizes the aggregate indebtedness of these issuances as of March 31, 2022, December 31, 2021, and December 31, 2020 (in thousands):
	March 31, 2022	December 31, 2021	December 31, 2020
Scilex Pharma Notes	$86,240	$101,172	$98,672
Related Party Notes with Sorrento	105,611	43,111	28,411
2020 Revolving Credit Facility	—	8,815	9,471
Total indebtedness	$191,851	$153,098	$136,554
Debt Financings
Scilex Pharma Notes
On September 7, 2018, Scilex Pharma entered into purchase agreements (the “Purchase Agreements”) with certain investors (collectively, the “Purchasers”) and Sorrento, which is a beneficial owner of more than 5% of Scilex’s capital stock. Pursuant to the Purchase Agreements, on September 7, 2018, Scilex Pharma, among other things, issued and sold to the Purchasers senior secured notes due 2026 in an aggregate principal amount of $224.0 million (the “Scilex Pharma Notes”) for an aggregate purchase price of $140.0 million. In connection with the offering, Scilex Pharma entered into the Indenture governing the Scilex Pharma Notes with the Trustee and Collateral Agent, and Sorrento, as guarantor. The Indenture provides that the holders of the Scilex Pharma Notes will be entitled to receive quarterly payments in an amount equal to a fixed percentage, ranging from 15% to 25%, of the net sales of ZTlido for the prior fiscal quarter on each February 15, May 15, August 15 and November 15. As security for the Scilex Pharma Notes, Scilex Pharma has granted to the Collateral Agent, for the benefit of the Purchasers, a continuing security interest in and lien on Scilex Pharma’s right, title, and interest in and to ZTlido and all property and assets of Scilex Pharma that are necessary for, or otherwise relevant to, now or in the future, the manufacture and sale of ZTlido, on a worldwide basis (exclusive of Japan).
Management identified a number of embedded derivatives that require bifurcation from the Scilex Pharma Notes and were separately accounted for in the consolidated financial statements as derivative liabilities. Certain of these embedded features include default interest provisions, contingent rate increases, contingent put options, optional and automatic acceleration provisions and tax indemnification obligations. The fair value of the derivative liabilities associated with the Scilex Pharma Notes was estimated using the discounted cash flow method under the income approach combined with a Monte Carlo simulation model. This involves significant Level 3 inputs and assumptions, including a risk adjusted net sales forecast, an effective debt yield, estimated marketing approval probabilities for SP-103 and an estimated probability of an initial public offering by Scilex that satisfies certain valuation thresholds and timing considerations. We re-evaluate this assessment each reporting period.
The Purchase Agreements and Indenture provide that, upon the occurrence of an event of default, the lenders thereunder may, by written notice, declare all of the outstanding principal and interest under the Indenture immediately due and payable. For purposes of the Indenture, an event of default includes, among other things, (i) a failure to pay any amounts when due under the Indenture, (ii) a breach or other failure to comply with the covenants (including financial, notice and reporting covenants) under the Indenture, (iii) a failure to make any payment on, or other event triggering an acceleration under, other material indebtedness of Sorrento and (iv) the occurrence of certain insolvency or bankruptcy events (both voluntary and involuntary) involving Sorrento or certain of its subsidiaries. We are in compliance with the event of default clauses under the Indenture as of the date of this proxy statement/prospectus.
On December 14, 2020, Sorrento, Scilex Pharma, the Company, the Trustee and Collateral Agent, and the beneficial owners of the Scilex Pharma Notes and the Purchasers entered into a Consent Under and Amendment No. 3 to Indenture and Letter of Credit (“Amendment No. 3”), which amended: (i) the Indenture, and (ii) the irrevocable standby letter of credit previously issued by Sorrento in favor of Scilex pursuant to the Indenture (as amended, the ‘‘Letter of Credit’’).
On December 14, 2020, and in connection with Amendment No. 3, the aggregate $45.0 million in restricted funds held in previously established reserve and collateral accounts were released and Scilex Pharma utilized such funds to repurchase an aggregate of $45.0 million in principal amount of the Scilex Pharma Notes. Scilex Pharma also repurchased an aggregate of $20.0 million in principal amount of the Scilex Pharma Notes on December 16, 2020. Pursuant to the foregoing repurchases, the aggregate principal amount of the Scilex Pharma Notes was reduced by an aggregate of $65.0 million.
Further related to Amendment No. 3, the holders signatory thereto also consented to Scilex Pharma incurring up to $10.0 million of indebtedness in connection with an accounts receivable revolving loan facility under the CNH Revolving Loan and the incurrence of liens and the pledge of collateral to CNH in connection therewith.
Effective February 14, 2022, Scilex Pharma issued to Sorrento a draw notice under the Letter of Credit as required under the terms of the Indenture because actual cumulative net sales of ZTlido from the issue date of the Scilex Pharma Notes through December 31, 2021 were less than a specified sales threshold for such period. As a result of the draw notice being issued, Sorrento paid to Scilex Pharma $35.0 million in a single lump-sum amount as a subordinated loan and Scilex Pharma became subject to a minimum cash requirement of $10.0 million. Per the terms of Amendment No. 3, in February 2022, Scilex Pharma repurchased Scilex Pharma Notes in an aggregate amount equal to $20.0 million at a purchase price in cash equal to 100% of the principal amount.
Effective February 15, 2022, in accordance with the Indenture, the principal amount of the Scilex Pharma Notes was increased by $28.0 million as actual cumulative net sales of ZTlido from the issue date of the Scilex Pharma Notes through December 31, 2021 did not equal or exceed a $481.0 million sales threshold for such period.
Quarterly principal payments, based on a percentage of projected net sales of ZTlido, and optional and contingently accelerated repurchases under the Scilex Pharma Notes since January 1, 2021 are as follows (in thousands):
Three Months Ended,	Principal Payments
March 31, 2021*	$21,267
June 30, 2021*	21,174
September 31, 2021	1,748
December 31, 2021	1,686
March 31, 2022*	21,585
Total payments since January 1, 2021	$67,460

*
Includes $20.0 million repurchase during the period (see “Debt” note to consolidated financial statements elsewhere in this proxy statement/prospectus)

The imputed effective interest rate at March 31, 2022 was 8.0%.
On June 2, 2022, Sorrento and Scilex Pharma, entered into a Consent Under and Amendment No. 4 to Indenture (“Amendment No. 4”) with the Trustee, Collateral Agent, and the Purchasers, which amended the Indenture.
Pursuant to Amendment No. 4, (1) on June 3, 2022, Scilex Pharma repurchased approximately $41.4 million of the aggregate principal amount of the outstanding Scilex Pharma Notes at 100% of the principal amount thereof (the “Repurchase”), (2) the Purchasers agreed that Scilex Pharma can repurchase the remaining principal amount of the Scilex Pharma Notes at any time on or before September 30, 2022 for $41.4 million (subject to reduction for any quarterly royalty payments) and upon such repurchase the Purchasers will forgive and discharge $28.0 million of the aggregate principal amount of the Scilex Pharma Notes, (3) the minimum cash requirement under the Indenture was reduced to $5.0 million in aggregate unrestricted cash equivalents at the end of each calendar month, and (4) raised the maximum aggregate principal amount outstanding at any one time on the promissory note between Sorrento and Scilex Pharma from $25.0 million to $50.0 million. The Company funded the Repurchase with cash-on-hand and $15.0 million received from Sorrento on June 2, 2022, which was recorded under the current related party notes payable in the Company’s consolidated balance sheets.
ZTlido Royalties
In addition to the quarterly royalty payment of net sales of ZTlido associated with the Indenture, Scilex Pharma is a party to the Product Development Agreement with the Developers, pursuant to which the Developers will manufacture and supply lidocaine tape products, including the Products, for Scilex Pharma. Pursuant to the Product Development Agreement, Scilex Pharma is required to make aggregate royalty payments between 25% and 35% to the Developers based on net profits. As of the date of this proxy statement/prospectus, Scilex Pharma has made no aggregate royalty payments.
In the event that Scilex Pharma is in a net profit position, as defined in the Product Development Agreement, Scilex Pharma will first attempt to make aggregate royalty payments with cash generated from its operations. If these sources are insufficient, Scilex Pharma may seek to raise additional funds through equity offerings, debt financings, collaborations, government contracts or other strategic transactions.
Contingent Consideration
We have $280.0 million in aggregate contingent cash consideration obligations in connection with the Semnur acquisition that are contingent upon achieving certain specified milestones or the occurrence of certain events. Contingent consideration obligations are comprised of a regulatory milestone that will be due upon obtaining the first approval of a NDA of a Semnur product by the FDA and additional payments that will be due upon the achievement of certain amounts of net sales of Semnur products.
Future Liquidity Needs
We have based our anticipated operating capital requirements on assumptions that may prove to be incorrect and we may use all our available capital resources sooner than we expect. The amount and timing of our future funding requirements will depend on many factors, some of which are outside of our control, including but not limited to:

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the costs and expenses associated with our ongoing commercialization efforts for ZTlido and GLOPERBA;

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the degree of success we experience in commercializing ZTlido and GLOPERBA;

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the revenue generated by sales of ZTlido, GLOPERBA and other products that may be approved, if any;

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the scope, progress, results and costs of conducting studies and clinical trials for our product candidates, SEMDEXA, SP-103 and SP-104;

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the timing of, and the costs involved in, obtaining regulatory approvals for our product candidates;

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the costs of manufacturing ZTlido, GLOPERBA and our product candidates;

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the timing and amount of any milestone, royalty or other payments we are required to make pursuant to any current or future collaboration or license agreements;

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our ability to maintain existing, and establish new, strategic collaborations, licensing or other arrangements and the financial terms of any such agreements, including the timing and amount of any future milestone, royalty or other payments due under any such agreement;

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the extent to which ZTlido, GLOPERBA or any of our product candidates, if approved for commercialization, is adopted by the physician community;

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our need to expand our research and development activities;

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the costs of acquiring, licensing or investing in businesses, product candidates and technologies;

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the effect of competing products and product candidates and other market developments;

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the number and types of future products we develop and commercialize;

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any product liability or other lawsuits related to our products;

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the expenses needed to attract, hire and retain skilled personnel;

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the costs associated with being a public company;

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our need to implement additional internal systems and infrastructure, including financial and reporting systems;

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the costs of preparing, filing and prosecuting patent applications and maintaining, enforcing and defending intellectual property-related claims; and

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the extent and scope of our general and administrative expenses.

We cannot be certain that additional funding will be available on acceptable terms, or at all. If we raise additional funds by issuing equity or convertible debt securities, it could result in dilution to our existing stockholders or increased fixed payment obligations. In addition, as a condition to providing additional funds to us, future investors may demand, and may be granted, rights superior to those of existing stockholders. If we incur additional indebtedness, we could become subject to covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Additionally, any future collaborations we enter into with third parties may provide capital in the near term, but we may have to relinquish valuable rights to ZTlido, GLOPERBA or our product candidates or grant licenses on terms that are not favorable to us. Any of the foregoing could significantly harm our business, financial condition and results of operations. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may be required to reduce the scope of the commercialization of ZTlido and GLOPERBA or delay, scale back or discontinue the development of one or more of our product candidates.
We anticipate that we will continue to incur net losses into the foreseeable future as we support our clinical development to expand approved indications, continue our development of, and seek regulatory approvals for, our product candidates, and expand our corporate infrastructure. As a result, we have concluded that there is substantial doubt about our ability to continue as a going concern within one year after the date that the consolidated financial statements are issued. See Note 2 titled “Liquidity and Going Concern” to our consolidated financial statements included elsewhere in this proxy statement/prospectus for additional information. Proceeds from the Business Combination are dependent on the amount of redemptions by Vickers's public shareholders. Net proceeds from this Business Combination, together with our existing cash and cash equivalents, may be insufficient to enable us to fund our operating expenses and capital expenditure requirements for at least the next 12 months. If these sources are insufficient to satisfy our liquidity requirements, we may seek to raise additional funds through equity offerings, debt financings, collaborations, government contracts or other strategic transactions.
Cash Flows
The following table summarizes our cash flows for each of the periods presented:
	Year Ended December 31,			Three Months Ended March 31,
	2021	2020	2019	2022	2021
Cash Flow Data:
Net cash used for operating activities	$(28,664)	$(31,461)	$(60,421)	$(10,731)	$(4,097)
Net cash used for investing activities	—	(25)	(17,624)	—	—
Net cash provided by (used for) financing activities	28,163	(19,170)	15,776	39,960	9,677
Net change in cash and cash equivalents	$(501)	$(50,656)	$(62,269)	$29,229	$5,580
Cash Flows from Operating Activities
For the year ended December 31, 2021, net cash used for operating activities was approximately $28.7 million, primarily from our net loss of $88.4 million offset by other non-cash reconciling items of $46.1 million related to depreciation and amortization, principal increase to the Scilex Pharma Notes, stock-based compensation, non-cash operating lease cost, non-cash interest for debt issuance costs and debt discount, interest payments related to the debt discount on the Scilex Pharma Notes, net loss on debt extinguishment, and a loss on derivative liabilities, and by changes in operating assets and liabilities that provided $13.6 million of cash.
For the year ended December 31, 2020, net cash used for operating activities was approximately $31.5 million, primarily from our net loss of $47.5 million, offset by other non-cash reconciling items of $9.0 million related to depreciation and amortization, stock based compensation, non-cash operating lease cost, amortization of debt issuance costs and debt discount, interest on the Scilex Pharma Notes, and a gain on derivative liabilities, and changes in operating assets and liabilities of $7.0 million of cash.
For the year ended December 31, 2019, net cash used for operating activities was approximately $60.4 million, primarily from our net loss of $178.6 million, which was offset by charges related to acquired IPR&D of $75.3 million, a loss on derivative liability of $23.3 million, other non-cash reconciling items of $23.6 million related to depreciation and amortization, stock based compensation, non-cash operating lease cost and amortization of debt issuance costs and debt discount, and changes in operating assets and liabilities that used $4.0 million of cash.
For the three months ended March 31, 2022, net cash used for operating activities was approximately $10.7 million, primarily from our net loss of $9.1 million, other non-cash reconciling items of $4.8 million related to depreciation and amortization, stock-based compensation, non-cash operating lease cost, non-cash interest for debt issuance costs and debt discount, interest payments related to the debt discount on the Scilex Pharma Notes, net loss on debt extinguishment, and a gain on derivative liabilities and offset by changes in operating assets and liabilities that provided $3.2 million of cash.
For the three months ended March 31, 2021, net cash used for operating activities was approximately $4.1 million, primarily from our net loss of $19.1 million, offset by other non-cash reconciling items of $4.6 million related to depreciation and amortization, stock based compensation, non-cash operating lease cost, amortization of debt issuance costs and debt discount, interest on the Scilex Pharma Notes, net loss on debt extinguishment, and a gain on derivative liabilities, and changes in operating assets and liabilities of $10.4 million.
Cash Flows from Investing Activities
For the year ended December 31, 2021, no cash was used for investing activities.

For the year ended December 31, 2020, net cash used for investing activities was approximately $25.0 thousand, attributed to property and equipment purchases.
For the year ended December 31, 2019, net cash used for investing activities was approximately $17.6 million, primarily attributed to approximately $17.0 million of cash paid for the acquisition of Semnur-related IPR&D expenses and $0.6 million of property and equipment purchases.
For the three months ended March 31, 2022 and 2021, no cash was used for investing activities.
Cash Flows from Financing Activities
For the year ended December 31, 2021, net cash provided by financing activities was approximately $28.2 million and was primarily related to $47.9 million in proceeds from related party payables, $47.8 million in proceeds from the CNH Revolving Loan, $14.7 million in proceeds from related party notes payable with Sorrento, and offset by $48.8 million repayment of the CNH Revolving Loan and $33.4 million repayment of the Scilex Pharma Notes.
For the year ended December 31, 2020, net cash used by financing activities was approximately $19.2 million and is primarily related to $58.9 million repayment of the Scilex Pharma Notes, offset by $18.4 million in proceeds from related party payables, $11.0 million in proceeds from other loans, and $10.3 million in proceeds from related party notes.
For the year ended December 31, 2019, net cash provided by financing activities was approximately $15.8 million and is primarily related to $16.6 million of related party note proceeds, which were utilized to finance the acquisition of Semnur, plus $5.0 million of promissory note proceeds offset by repayment of the related party notes payable of $3.5 million and $2.3 million repayment of the Scilex Pharma Notes.
For the three months ended March 31, 2022, net cash provided by financing activities was approximately $40.0 million and is primarily related to $1.5 million in proceeds from related party payables, $62.5 million in proceeds from related party notes payable with Sorrento, $9.9 million in proceeds from the CNH Revolving loan, $0.1 million in proceeds from the exercise of stock options, offset by $18.8 million repayment on CNH Revolving Loan and $15.2 million repayment of the Scilex Pharma Notes.
For the three months ended March 31, 2021, net cash used by financing activities was approximately $9.7 million and is primarily related to $16.4 million repayment of the Scilex Pharma Notes, $12.5 million repayment on CNH Revolving Loan, offset by $18.8 million in proceeds from related party payables, $11.7 million in proceeds from the CNH Revolving Loan, and $8.1 million in proceeds from related party notes.
Critical Accounting Policies and Estimates
This management’s discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements which are prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the reporting period. We continually evaluate our estimates and judgments, the most critical of which are those related to derivative liabilities, income taxes and stock-based compensation and others listed below. We base our estimates and judgments on historical experience and other factors that we believe to be reasonable under the circumstances. Materially different results can occur as circumstances change and additional information becomes known.
While our significant accounting policies are described in greater detail in Note 3 titled “Significant Accounting Policies” of the notes to our consolidated financial statements included elsewhere in this proxy statement/prospectus, we believe the following accounting policies and estimates are most critical to aid in understanding and evaluating our reported financial results.
Revenue Recognition
Our revenue to date has been generated from product sales of ZTlido. We do not have significant costs associated with obtaining contracts with our customers.

We recognize revenue when control of the products is transferred to the customers in an amount that reflects the consideration we expect to receive from the customers in exchange for those products. This process involves identifying the contract with a customer, determining the performance obligations in the contract and the contract price, allocating the contract price to the distinct performance obligations in the contract and recognizing revenue when the performance obligations have been satisfied. A performance obligation is considered distinct from other obligations in a contract when it provides a benefit to the customer either on its own or together with other resources that are readily available to the customer and is separately identified in the contract. We consider a performance obligation satisfied once we have transferred control of a good or service to the customer, meaning the customer has the ability to use and obtain the benefit of the good or service. We recognize revenue for satisfied performance obligations only when we determine there are no uncertainties regarding payment terms or transfer of control.
Revenue from product sales relates solely to sales of ZTlido. Our performance obligations with respect to sales of ZTlido are satisfied at a certain point in time, and we consider control to have transferred upon delivery to the customer. We consider control to have transferred upon delivery to the customer because, upon delivery, the customer has legal title to the asset, physical possession of the asset has been transferred to the customer, the customer has significant risks and rewards in connection with ownership of the asset, and we have a present right to payment from the customer at that time. Invoicing typically occurs upon shipment and the length of time between invoicing and the date on which payment is due is not significant.
For product sales, we record gross-to-net sales adjustments for commercial and government rebates, fees, and chargebacks, wholesaler and distributor fees, sales returns and prompt payment discounts. Such variable consideration is estimated in the period of the sale and is estimated using a most likely amount approach based primarily upon provisions included in our customer contracts, customary industry practices and current government regulations. Gross-to-net adjustments are generally recorded as contract liabilities under accrued expenses within our consolidated balance sheet.
Rebates
Rebates are discounts that we pay under either government or private health care programs. Government rebate programs include state Medicaid drug rebate programs, the Medicare coverage gap discount programs and the Tricare programs. Commercial rebate and fee programs relate to contractual agreements with commercial healthcare providers, under which we pay rebates and fees for access to and position on that provider’s patient drug formulary. Rebates and chargebacks paid under government programs are generally mandated under law, whereas private rebates and fees are generally contractually negotiated with commercial healthcare providers. Both types of rebates vary over time. We record a reduction to gross product sales at the time the customer takes title to the product based on estimates of expected rebate claims. We monitor the sales trends and adjust for these rebates on a regular basis to reflect the most recent rebate experience and contractual obligations.
Service Fees
We compensate our customers and others in the distribution chain for wholesaler and distribution services. We have determined such services received to date are not distinct from our sale of products to the customers, and therefore, these payments have been recorded as a reduction of revenue.
Product Returns
We are obligated to accept the return of products sold that are damaged or do not meet certain specifications. We may authorize the return of products sold in accordance with the term of its sales contracts, and estimate allowances for such amounts at the time of sale. We estimate the amount of our product sales that may be returned by our customer and record this estimate as a reduction of revenue in the period the related product revenue is recognized. We currently estimate our product returns using historical trends and product return rates typically experienced in the industry.
Co-payment Assistance
Patients who have commercial insurance or pay cash and meet certain eligibility requirements may receive co- payment assistance. We accrue for co-payment assistance based on actual program participation and estimates of program redemption using data provided by third-party administrators.

Derivative Liability
Derivative liabilities are recorded on our consolidated balance sheets at their fair value on the date of issuance and are revalued on each balance sheet date until such instruments are exercised or expire, with changes in the fair value between reporting periods recorded as other income or expense.
Derivative liabilities result from the Scilex Pharma Notes. For the Scilex Pharma Notes, interest payments and repayments of the principal are based on a percentage of net sales of ZTlido and could be accelerated if certain net sales targets are not met or if marketing approval of SP-103, or a similar product with a lidocaine concentration of not less than 5%, is delayed or in the event of a qualified initial public offering. In estimating the fair value of such financial instruments, we may apply significant assumptions and estimates, including estimates involving future net product sales and timing and probability of marketing approvals and the probability of a qualified initial public offering event, which could be impacted in the future based on market conditions. As of March 31, 2022 and December 31, 2021, the fair value of the derivative liabilities associated with the Scilex Pharma Notes was estimated using the discounted cash flow method combined with a Monte Carlo simulation model. Significant Level 3 assumptions used in the measurement included a 6.5% and 6.2% risk adjusted net sales forecast and an effective debt yield of 16.3% and 15.0%, on March 31, 2022 and December 31, 2021, respectively.
We perform a Level 3 based assessment to identify the embedded derivatives that require bifurcation from the Scilex Pharma Notes and separate accounting as a single compound derivative. Certain of these embedded features include default interest provisions, contingent rate increases, contingent put options, optional and automatic acceleration provisions and indemnified taxes. We reevaluate this assessment each reporting period.
Stock-Based Compensation
We account for stock-based compensation in accordance with FASB ASC Topic 718 “Compensation — Stock Compensation”, which establishes accounting for equity instruments exchanged for employee and consulting services. Under such provisions, stock-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense, under the straight-line-method, over the employee’s requisite service period (generally the vesting period of the equity grant) or non-employee’s vesting period.
For purposes of determining the inputs used in the calculation of stock-based compensation, we use historical data in estimating the expected terms of options and determine an estimate of option volatility based on an assessment of historical volatilities of comparable companies whose share prices are publicly available. We use these estimates as variables in the Black-Scholes option pricing model. Depending upon the number of stock options granted, any fluctuations in these calculations could have a material effect on the results presented in our consolidated statement of operations.
Scilex Common Stock Valuation
As there has been no public market for the Scilex Common Stock to date, the estimated fair value of the Scilex Common Stock was determined by the Scilex Board, considering our most recently available third-party valuations of the Scilex Common Stock and the Scilex Board’s assessment of additional objective and subjective factors that it believed were relevant, and factors that may have changed from the date of the most recent valuation through the date of the stock option grant. Prior to the Business Combination, given the absence of a public trading market for the Scilex Common Stock, the valuations of the Scilex Common Stock were determined in accordance with the “American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation.” The Scilex Board exercised its reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of fair value of the Scilex Common Stock, including:
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Independent valuations of the Scilex Common Stock performed at periodic intervals by an independent third-party valuation firm;

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The likelihood of achieving a liquidity event, such as an initial public offering or sale of the company and the potential value of a strategic merger or sale at different time points, given prevailing market conditions;

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Our historical operating and financial performance as well as our estimates of future financial performance, including the regulatory status of ZTlido and GLOPERBA and the timing and probability of continuing growth since commercialization of ZTlido and GLOPERBA under different operational scenarios;

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The status of research and development efforts;

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Our stage of development and commercialization and our business strategy;

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Industry information such as market trends and macro-economic events;

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Valuations of comparable companies;

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Adjustments to recognize a relative lack of marketability of the Scilex Common Stock; and

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Additional objective and subjective factors relating to our business.

The dates of our valuations have not always coincided with the dates of our stock option grants. In determining the exercise prices of the stock options at each grant date, the Scilex Board considered, among other things, the most recent valuations of the Scilex Common Stock and the Scilex Board’s assessment of additional objective and subjective factors we believed were relevant as of the grant date. The additional factors considered when determining any changes in fair value between the most recent valuation and the grant dates included our operating and financial performance and current business conditions.
The assumptions underlying the valuations represented management’s best estimate, which involved inherent uncertainties and the application of management’s judgment. As a result, if we had used significantly different assumptions or estimates, the fair value of the Scilex Common Stock and Scilex’s stock-based compensation expense could have been materially different.
March 17 and March 31, 2019 Valuations
For the valuation performed on March 17, 2019 and March 31, 2019, the fair value of the Scilex Common Stock was estimated using the market and income approaches. Scilex weighted a guideline public company method, a market approach that uses comparable company data and applies to the subject company, equally with a discounted cash flow method, an income approach that derives value by estimating reasonable future cash flows to the equityholders and discounting them to present value using a risk-adjusted discount rate. Scilex then used the Option Pricing Method (“OPM”) to allocate the concluded equity value amongst the different equity classes and determine the value of Scilex Common Stock. These valuations resulted in a valuation of Scilex Common Stock of $1.16 per share as of March 17, 2019 and March 31, 2019.
May 31, 2019 Valuation
For the valuation performed on May 31, 2019, the fair value of the Scilex Common Stock was estimated using a hybrid Probability Weighted Expected Return Method (“PWERM”), which estimates the value by probability-weighting different scenarios. Scilex used three going public scenarios and one stay-private scenario. For the three public scenarios, Scilex utilized recent comparable initial public offerings to estimate value, which was allocated on a fully diluted basis to derive a common stock value for each scenario. For the stay-private scenario, Scilex utilized the income and market approaches in line with the March 31, 2019 valuation and allocated the concluded equity value using an OPM to derive a common stock value for the stay-private scenario. Scilex then probability weighted (based on Scilex’s best estimates at the time) each scenario’s common stock value to arrive at the concluded value of the Scilex Common Stock. This valuation resulted in a valuation of Scilex Common Stock of $1.16 per share as of May 31, 2019.
December 31, 2019 Valuation
For the valuation performed on December 31, 2019, the fair value of the Scilex Common Stock was estimated using PWERM, which estimates the value by probability-weighting different scenarios. Scilex used three going public scenarios and one stay-private scenario. For the three public scenarios, Scilex utilized recent comparable initial public offerings to estimate value, which was allocated on a fully diluted basis to derive a common stock value for each scenario. For the stay-private scenario, Scilex utilized the income approach in line with the March 31, 2019 valuation and allocated the concluded equity value using an OPM to derive a common stock value for the stay-private scenario. Scilex then probability weighted (based on Scilex’s best estimates at the time) each scenario’s common stock value to arrive at the concluded value of the Scilex Common Stock. This valuation resulted in a valuation of the Scilex Common Stock of $1.16 per share as of December 31, 2019.
July 31, 2020 Valuation
For the valuation performed on July 31, 2020, the fair value of the Scilex Common Stock was estimated using PWERM, which estimates the value by probability-weighting different scenarios. Scilex used three going public scenarios and one stay-private scenario. For the three public scenarios, Scilex utilized recent comparable initial public offerings to estimate value, which was allocated on a fully diluted basis to derive a common stock value for each scenario. For the stay-private scenario, Scilex utilized the income approach in line with the March 31, 2019, May 31, 2019 and December 31, 2019 valuations and allocated the concluded equity value using an OPM to derive a common stock value for the stay-private scenario. Scilex then probability weighted (based on Scilex’s best estimates at the time) each scenario’s common stock value to arrive at the concluded value of the Scilex Common Stock. This valuation resulted in a valuation of the Scilex Common Stock of $1.16 per share as of July 31, 2020.
Once a public trading market for the New Scilex Common Stock has been established in connection with the Closing of the Business Combination, it will no longer be necessary for the Vickers Board to estimate the fair value of the New Scilex Common Stock in connection with our accounting for granted stock options and other such awards we may grant, as the fair value of the New Scilex Common Stock will be determined based on the quoted market price of the New Scilex Common Stock.
Debt
We account for debt as liabilities measured at amortized cost and amortize the resulting debt discount from the allocation of proceeds to interest expense using the effective interest method over the expected term of the debt instrument. We consider whether there are any embedded features in the debt instruments that require bifurcation and separate accounting as derivative financial instruments pursuant to FASB ASC Topic 815, “Derivatives and Hedging.”
We may enter financing arrangements, the terms of which involve significant assumptions and estimates, including future net product sales, in determining interest expense, as well as the classification between current and long-term portions. In estimating future net product sales, we assess prevailing market conditions using various external market data against our anticipated sales and planned commercial activities as well as actual ZTlido sales as of the date of this proxy statement/prospectus. See Note 8 titled “Debt” to our consolidated financial statements appearing elsewhere in this proxy statement/prospectus and the section entitled “Certain Relationships and Related Party Transactions — Certain Transactions of Scilex — Indenture and Letter of Credit” for a description of the Scilex Pharma Notes, which provide for repayments based on a percentage of net sales of ZTlido. Consequently, we impute interest on the carrying value of the debt and record interest expense using an imputed effective interest rate. We reassess the expected payments each reporting period and account for any changes through an adjustment to the effective interest rate on a prospective basis, with a corresponding impact to the classification of our current and long-term portions.
Leases
Beginning January 1, 2019, at the inception of a contractual agreement and at transition to the new lease standard, we determine whether the contract contains a lease by assessing whether there is an identified asset and whether the contract conveys the right to control the use of the identified asset in exchange for consideration over a period of time. If both criteria are met, we calculate the associated lease liability and corresponding right-of-use asset upon lease commencement using a discount rate based on a credit-adjusted secured borrowing rate commensurate with the term of the lease. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Income Taxes
The provisions of ASC Topic 740-10, Income Taxes — Overall, address the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under ASC Topic 740-10, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. We have determined that we have immaterial uncertain tax positions.
We account for income taxes using the asset and liability method to compute the differences between the tax basis of assets and liabilities and the related financial amounts, using currently enacted tax rates.
We have deferred tax assets, which are subject to periodic recoverability assessments. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount that more likely will not be realized. As of March 31, 2022 and December 31, 2021, we maintained a full valuation allowance against our deferred tax assets, with the exception of an amount equal to our deferred tax liabilities that are scheduled to reverse against Scilex’s deferred tax assets.
Intangible Assets
Intangible assets are carried at their initial valuation or acquisition price and amortized on a straight-line basis over the estimated useful lives of the assets. If the useful life is indefinite, we will re-evaluate the asset annually for impairment and make adjustments as necessary. Our patents were initially valued using the multi- period excess earnings method and the useful life of 15 years was determined by management based on the patent expiration date. Our developed technology was valued based on a 15-year projection using the excess earnings approach. We commenced amortization of IPR&D upon commercialization of ZTlido in October 2018. We review our long-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the assets’ book value to future net undiscounted cash flows that the assets are expected to generate to determine if a write-down to the recoverable amount is appropriate. If such assets are written down, an impairment will be recognized as the amount by which the book value of the asset group exceeds the recoverable amount. There have not been any impairment losses of long-lived assets through March 31, 2022.
Goodwill
Goodwill, which has an indefinite useful life, represents the excess of cost over fair value of net assets acquired. Goodwill is reviewed for impairment at least annually during the fourth quarter, or more frequently if events occur indicating the potential for impairment. We have determined that only one reporting unit exists for examination under impairment review. During our goodwill impairment review, we may assess qualitative factors to determine whether it is more likely than not that the fair value of our reporting units are less than their carrying amounts, including goodwill. The qualitative factors include, but are not limited to, macroeconomic conditions, industry and market considerations, and the overall financial performance of our company. If, after assessing the totality of these qualitative factors, we determine that it is not more likely than not that the fair value of our reporting units are less than their carrying amounts, then no additional assessment is deemed necessary. Otherwise, Scilex performs a quantitative goodwill impairment test. Scilex may also elect to bypass the qualitative assessment in a period and elect to proceed to perform the quantitative goodwill impairment test. Scilex performed its annual assessment for goodwill impairment in the fourth quarters of 2021, 2020 and 2019 and determined there was no impairment as of December 31, 2021, 2020 and 2019, respectively.
Acquired In-Process Research and Development Expense
We have acquired and may continue to acquire the rights to develop and commercialize new product candidates. The up-front payments to acquire a new drug compound or drug delivery device, as well as future milestone payments associated with asset acquisitions that do not meet the definition of derivative and are deemed probable to achieve the milestones, are immediately expensed as acquired IPR&D provided that the drug has not achieved regulatory approval for marketing and, absent obtaining such approval, have no alternative future use. The acquired IPR&D related to the asset acquisition of IPR&D from Semnur in March 2019.

Material Cash Commitments
As of March 31, 2022, our contractual obligations are as follows (in thousands):
	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Scilex Pharma Notes(1)	$112,414	$6,680	$25,642	$80,092	$—
Operating lease obligations(2)	1,797	507	1,290	—	—
Related Party Notes Payable(3)	105,611	47,108	58,503	—	—
Interest on Related Party Notes Payable(3)	8,171	8,171	—	—	—
Total financial obligations	$227,993	$62,466	$85,435	$80,092	$—

(1)
See Note 6 titled “Debt” of the notes to our unaudited consolidated financial statements included elsewhere in this proxy statement/prospectus.

(2)
See Note 8 titled “Commitments and Contingencies” of the notes to our unaudited consolidated financial statements included elsewhere in this proxy statement/prospectus.

(3)
See Note 10 titled “Related Party Transactions” of the notes to our unaudited consolidated financial statements included elsewhere in this proxy statement/prospectus.

Recent Accounting Pronouncements
See Note 3 titled “Significant Accounting Policies” of the notes to our consolidated financial statements included elsewhere in this proxy statement/prospectus for a discussion of recent accounting pronouncements.
Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Risk
Our exposure to market risk is confined to our cash and cash equivalents and debt securities. We have cash and cash equivalents and invest primarily in high-quality money market funds, which we believe are subject to limited credit risk. Due to the low risk profile of our investments, an immediate 10% change in interest rates would not have a material effect on the fair market value of our portfolio.
As principal repayments on the Scilex Pharma Notes are based on a percentage of net sales of ZTlido and SP-103, if a marketing approval letter from the FDA with respect to SP-103 is received, we have elected to account for changes in estimated cash flows from future net sales prospectively. Specifically, a new effective interest rate will be determined based on revised estimates of remaining cash flows and changes in expected cash flows will be recognized prospectively. As a result, we are not subject to interest rate risk on the Scilex Pharma Notes as repayment of the Scilex Pharma Notes is determined by projected net sales and changes in interest rates will generally affect the fair value of the debt instrument, but not our earnings or cash flows.
Our note payable to Sorrento is interest bearing at the lesser of (1) 10% simple interest per annum, and (2) the maximum interest rate permitted under law. Given that the interest rate is capped, we are not subject to interest rate risk under the note payable to Sorrento.
Concentration Risk
During the three months ended March 31, 2022 and 2021, sales to our sole customer and third-party logistics distribution provider, Cardinal Health, represented 100% of our net revenue. Additionally, during the three months ended March 31, 2022 and 2021, we purchased inventory from our sole supplier, Itochu. This exposes us to concentration of customer and supplier risk. We monitor the financial condition of our sole customer, Cardinal Health, limit our credit exposure by setting credit limits, and have not experienced any credit losses for the three months ended March 31, 2022 and 2021. As we continue to expand the commercialization of our product, we are not limited to the current customer and have elected to expand our distribution network. On April 2, 2022, we announced the expansion of our direct distribution network to national and regional wholesalers and pharmacies. Cardinal Health will continue to provide traditional third-party logistics functions for us.
Off-Balance Sheet Arrangements
We did not have, during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined under applicable SEC rules.
Related Party Transactions
For a description of our related party transactions, see the section of this proxy statement/prospectus titled “Certain Relationships and Related Party Transactions — Certain Transactions of Scilex.”
Emerging Growth Company
A “emerging growth company” as defined in the JOBS Act is eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. New Scilex has irrevocably elected not to avail itself of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. As a result, changes in rules of U.S. generally accepted accounting principles or their interpretation, the adoption of new guidance or the application of existing guidance to changes in New Scilex’s business could significantly affect New Scilex’s business, financial condition and results of operations.
In addition, we are in the process of evaluating the benefits of relying on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, as an emerging growth company we may take advantage of certain exemptions from various reporting requirements and other burdens that are otherwise applicable generally to public companies. These provisions include, but are not limited to:
•
an exemption from compliance with the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act;

•
an exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation;

•
reduced disclosure about our executive compensation arrangements in our periodic reports, proxy statements and registration statements; and

•
exemptions from the requirements of holding non-binding advisory votes on executive compensation or golden parachute arrangements.

New Scilex will qualify and will remain as an emerging growth company until the earlier of: (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of the IPO, (b) in which New Scilex has total annual gross revenue of at least $1.07 billion, or (c) in which New Scilex is deemed to be a large accelerated filer, which means the market value of the common equity of New Scilex that is held by non-affiliates equals or exceeds $700 million as of the last business day of its most recently completed second fiscal quarter; and (ii) the date on which New Scilex has issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

Smaller Reporting Company
Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. Following the Business Combination, we expect that New Scilex will not be a smaller reporting company because it will be a majority-owned subsidiary of Sorrento.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following unaudited pro forma condensed combined balance sheet as of March 31, 2022 and the unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2022 and the year ended December 31, 2021 present the combined financial information of Vickers and Scilex after giving effect to the Business Combination and related adjustments described in the accompanying notes. Vickers and Scilex are collectively referred to herein as the “Companies,” and the Companies, subsequent to the Business Combination, are referred to herein as “New Scilex.”
The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X, Pro Forma Financial Information, as amended by the final rule, Release No. 33-10786. The following unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2022 and the year ended December 31, 2021 give pro forma effect to the Business Combination as if it had occurred on January 1, 2021. The unaudited pro forma condensed combined balance sheet as of March 31, 2022 gives pro forma effect to the Business Combination as if it was completed on March 31, 2022.
The unaudited pro forma condensed combined financial information is based on, and should be read in conjunction with:
•
the accompanying notes to the unaudited pro forma condensed combined financial information;

•
the audited historical financial statements and the unaudited historical financial statements of each of Vickers and Scilex as of and for the year ended December 31, 2021, and as of and for the three months ended March 31, 2022, respectively, and the related notes thereto, in each case, included elsewhere in this proxy statement/prospectus; and

•
other information relating to Vickers and Scilex contained in this proxy statement/prospectus, including the disclosures contained in the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Vickers” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Scilex.”

The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and do not necessarily reflect what the combined financial condition or results of operations would have been had the Business Combination occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of the combined companies. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed.
The unaudited pro forma condensed combined information assumes that Vickers’s public shareholders approve the proposed Business Combination. Vickers’s public shareholders may elect to redeem their Vickers Ordinary Shares for cash even if they approve the proposed Business Combination. Vickers cannot predict how many of its public shareholders will exercise their right to have their public shares redeemed for cash. As a result, Vickers has elected to provide the unaudited pro forma condensed combined financial information under three different redemption scenarios as described below.

•
Assuming No Redemption:   This scenario assumes that no Vickers public shareholders exercise their right to redeem any of their Vickers Ordinary Shares for a pro rata portion of the funds in the Trust Account, and thus the full amount held in the Trust Account as of the Closing is available for the Business Combination. The no redemption scenario is based on the number of shares outstanding as of the date of this proxy statement/prospectus.

•
Assuming Interim Redemption:   This scenario assumes that 5,835,837 Vickers Ordinary Shares (60% of the issued and outstanding Vickers Ordinary Shares as of the date of this proxy statement/prospectus) are redeemed at approximately $10.29 per share for an aggregate payment of $60,052,533 to be redeemed out of the Trust Account. For the interim redemption scenario, the 60% redemption rate is assessed as a mid-point between a no redemption and maximum redemption scenario where

Vickers public shareholders exercise their redemption rights with respect to the Vickers Ordinary Shares. Scilex selected a 60% redemption rate based on input from its financial advisors regarding market trends for similar transactions.

•
Assuming Maximum Redemption:   This scenario assumes that all 9,726,395 Vickers Ordinary Shares held by Vickers public shareholders are redeemed for an aggregate payment of $100,087,555 out of the Trust Account as of the date of this proxy statement/prospectus, which is derived from the number of Vickers Ordinary Shares that could be redeemed in connection with the Business Combination at an assumed redemption price of approximately $10.29 per share based on the Trust Account balance as of the date of this proxy statement/prospectus. In the event that Vickers’s public shareholders exercise redemption rights that result in the redemption of 75% or more of the issued and outstanding Vickers Ordinary Shares, the Sponsors agreed to be subject to a 40% forfeiture of Private Placement Warrants held by each Sponsor immediately prior to Closing. This scenario also assumes 40% of the value of the outstanding Private Placement Warrants are forfeited.

The actual results are expected to be within the parameters described by the three scenarios. However, there can be no assurance regarding which scenario will be closest to the actual results. Under each scenario, Scilex’s equityholders (Sorrento) maintains a controlling financial interest over New Scilex.
The Business Combination will be accounted for as a reverse recapitalization, in accordance with accounting principles generally accepted in the United States (“GAAP”). Under the guidance in Accounting Standard Codification (“ASC”) 805, Vickers is expected to be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of Scilex issuing stock for the net assets of Vickers, accompanied by a recapitalization whereby the net assets of Vickers will be stated at historical cost and no goodwill or other intangible assets are recorded. Operations prior to the Business Combination will be those of Scilex.
Scilex expects to be the accounting acquirer based on evaluation of the following facts and circumstances under the illustrative no, interim and maximum redemption scenarios:
•
Scilex stockholders will have the largest voting interest in New Scilex immediately after the Business Combination;

•
Individuals designated by, or representing, Scilex stockholders will constitute a majority of the board of directors of New Scilex immediately after the Business Combination;

•
Scilex management will continue to hold executive management positions in New Scilex and be responsible for the day-to-day operations;

•
the post-combination company is assuming the name “Scilex Holding Company”;

•
New Scilex is maintaining the pre-existing Scilex headquarters; and

•
the operations of Scilex will comprise the ongoing operations of New Scilex.

Upon the consummation of the Business Combination, Vickers Ordinary Shares outstanding as presented in the unaudited pro forma condensed combined financial statements include the following:
	No Redemption Scenario		Interim Redemption Scenario		Maximum Redemption Scenario
	Shares	%	Shares	%	Shares	%
Vickers public shareholders	9,726,395(1)	7.0%	3,890,558(2)	2.9%	—	—%
Vickers Initial Shareholders(3)	3,450,000	2.5%	3,450,000	2.6%	3,450,000	2.7%
Scilex stockholders(4)	125,714,240	90.5%	125,714,240	94.5%	125,714,240	97.3%
Total Shares at the Closing(5)(6)	138,890,635	100%	133,054,798	100%	129,164,240	100%

(1)
The no redemption scenario is based on the number of shares outstanding as of the date of this proxy statement/prospectus. Specifically, Vickers public shareholders of 4,073,605 Vickers Ordinary Shares elected to redeem their Vickers Ordinary Shares at a per share redemption price of $10.25 in connection with the Extension Proposal that occurred on June 30, 2022 to amend Vickers’s amended and restated

memorandum and articles of association and, as such, the no redemption scenario reflects 9,726,395 shares held by Vickers public shareholders as of the Closing.

(2)
The interim redemption scenario assumes redemptions of 5,835,837 Vickers Ordinary Shares for aggregate redemption payments of approximately $60.1 million using a per share redemption price of $10.29.

(3)
In connection with Vickers's IPO, the Initial Shareholders agreed they would not exercise any redemption rights with respect to the founder shares. In addition, they agreed that they would not to transfer, assign or sell their founder shares until six months after the date of the consummation of an initial business combination or earlier if, subsequent to our initial business combination, Vickers consummated a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of our shareholders having the right to exchange their Vickers Ordinary Shares for cash, securities or other property. In connection with the execution of the Merger Agreement, the parties also agreed to enter into an amended and restated registration rights agreement that also provides for a lock-up of 180 days post-Closing of the Business Combination subject to very limited exceptions.

(4)
In addition, the number of shares held by Scilex stockholders at the Closing is based on the Merger Consideration calculated as of the date of this proxy statement/prospectus.

(5)
The total shares at the Closing under the three redemption scenarios exclude the potential dilutive effect of all of the Public Warrants, the Private Placement Warrants, any Working Capital Warrants and all outstanding Scilex stock options issued to Scilex option holders in connection with the Business Combination. With respect to the Public Warrants, the warrants are not redeemable when Vickers public shareholders exercise their redemption rights with respect to the Vickers Ordinary Shares. Under all three redemption scenarios, there would be 6,900,000 Public Warrants outstanding. With respect to the Private Placement Warrants, there would be 6,840,000 Private Placement Warrants in the minimum and interim scenarios, but only 4,104,000 Private Placement Warrants in the maximum scenario as the Sponsors have agreed to forfeit 40% of the Private Placement Warrants if more than 75% of the holders of the Vickers Ordinary Shares exercise their redemption rights. The maximum number of Working Capital Warrants that may be outstanding under all scenarios is 2,000,000; however, the conversion of Working Capital Loans to Working Capital Warrants is at the discretion of the lender. With respect to the Scilex stock options, the number of shares of New Scilex Common Stock subject to Scilex stock options that are converted into New Scilex stock options at the Closing would be 17,341,392 under all three scenarios.

(6)
As of the date of this proxy statement/prospectus, Scilex intends to repurchase the remaining outstanding principal balance of the Scilex Pharma Notes (described in more detail under the section titled “Management’s Discussion and Analysis and Financial Condition and Results of Operations of Scilex — Liquidity and Capital Resources — Debt Financings — Scilex Pharma Notes”) of $41.4 million, pursuant to the terms of Amendment No. 4, prior to the Closing of the Business Combination. This repurchase would reduce the Specified Indebtedness Amount to $0, which would result in Merger Consideration of 150,000,000 shares of New Scilex Common Stock. In such event, 131,816,802 shares of New Scilex Common Stock would be issued to Scilex stockholders and the remaining 18,183,198 shares of New Scilex Common Stock would be reserved for the Scilex option holders. Accordingly, the Scilex stockholders would own 90.9% of the shares of New Scilex Common Stock under the no redemption scenario, 94.7% of the shares of New Scilex Common Stock under the interim redemption scenario, and 97.4% of the shares of New Scilex Common Stock under the maximum redemption scenario. Disclosures of the percentages elsewhere in this proxy statement/prospectus do not reflect the intention described in this footnote unless otherwise indicated.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
As of March 31, 2022
(in thousands, except share and per share amounts)
	As of March 31, 2022
	(Note 2)		No Redemption Scenario			Interim Redemption Scenario			Maximum Redemption Scenario
	Vickers Vantage Corp. I (Adjusted)	Scilex Holding Company (Historical)	Pro Forma Adjustments		Pro Forma Combined	Additional Pro Forma Adjustments		Pro Forma Combined	Additional Pro Forma Adjustments		Pro Forma Combined
Assets
Current assets
Cash and cash equivalents	$127	$33,567	$100,088	3(B)	$126,566	$(60,053)	3(I)	$66,513	$(40,035)	3(K)	$29,073
			(5,190)	3(C)					2,595	3(N)
			(2,026)	3(H)
Accounts receivable, net	—	15,412	—		15,412	—		15,412	—		15,412
Inventory	—	1,940	—		1,940	—		1,940	—		1,940
Prepaid expenses and other	397	5,159	(2,105)	3(E)	3,451	—		3,451	—		3,451
Total current assets	524	56,078	90,767		147,369	(60,053)		87,316	(37,440)		49,876
Non-current assets
Property and equipment, net	—	796	—		796	—		796	—		796
Operating lease right-of-use asset	—	1,204	—		1,204	—		1,204	—		1,204
Intangibles, net	—	37,868	—		37,868	—		37,868	—		37,868
Goodwill	—	13,481	—		13,481	—		13,481	—		13,481
Long-term deposit	—	538	—		538	—		538	—		538
Cash and securities held in Trust Account	140,448	—	(40,360)	3(A)	—	—		—	—		—
			(100,088)	3(B)
Total assets	$140,972	$109,965	$(49,681)		$201,256	$(60,053)		$141,203	$(37,440)		$103,763
Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$36	$4,817	$—		$4,853	$—		$4,853	$—		$4,853
Accrued payroll	—	4,138	—		4,138	—		4,138	—		4,138
Accrued expenses	5	13,058	3,740	3(E)	16,803	—		16,803	—		16,803
Current portion of debt	—	9,438	—		9,438	—		9,438	2,595	3(N)	12,033
Related party payable	—	97,939	(97,939)	3(G)	—	—		—	—		—
Related party note payable	—	47,108	(47,108)	3(G)	—	—		—	—		—
Current portion of operating lease liabilities	—	520	—		520	—		520	—		520
Total current liabilities	41	177,018	(141,307)		35,752	—		35,752	2,595		38,347
Non-current liabilities
Long-term debt, net of discount	—	76,802	97,939	3(G)	174,741	—		174,741	—		174,741
Related party note payable	2,026	58,503	47,108	3(G)	105,611	—		105,611	—		105,611
			(2,026)	3(H)
Derivative liabilities	3,839	28,200	—		32,039	—		32,039	(1,505)	3(L)	30,534
Operating lease liabilities	—	1,010	—		1,010	—		1,010	—		1,010
Deferred underwriting fee payable	5,190	—	(5,190)	3(C)	—	—		—	—		—
Total liabilities	11,096	341,533	(3,476)		349,153	—		349,153	1,090		350,243
Commitments and contingencies
Ordinary shares subject to possible redemption 13,800,000 as of March 31, 2022 and December 31, 2021 at redemption value of approximately $10.18 and $10.10, respectively	140,415	—	(140,415)	3(A)	—	—		—	—		—
Stockholders’ deficit
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued or outstanding	—	—	—		—	—		—	—		—
Ordinary shares, $0.0001 par value; 200,000,000 shares authorized; 3,450,000 non-redeemable shares issued and outstanding at March 31, 2022 and December 31, 2021	—	—	—		—	—		—	—		—
New Scilex Preferred stock, $0.0001 par value; 10,000,000 shares authorized	—	—	—		—	—		—	—		—
New Scilex Common stock, $0.0001 par value; 740,000,000 shares authorized	—	—	1	3(A)	14	(1)	3(I)	13	—	3(K)	13
			13	3(D)
Preferred stock, $0.0001 par value, 20,000,000 shares authorized; no shares issued and outstanding at March 31,2022 and December 31, 2021, respectively	—	—	—		—	—		—	—		—
Common stock, $0.0001 par value, 350,000,000 shares authorized; 197,566,338 and 197,266,338 shares issued and outstanding at March 31,2022 and December 31, 2021, respectively	—	20	(20)	3(D)	—	—		—	—		—
Additional paid-in capital	—	130,105	100,054	3(A)	213,782	(60,052)	3(I)	153,866	(40,035)	3(K)	121,671
			7	3(D)		136	3(J)		1,505	3(L)
			(6,471)	3(E)					6,335	3(M)
			(9,913)	3(F)
Accumulated deficit	(10,539)	(361,693)	626	3(E)	(361,693)	(136)	3(J)	(361,829)	(6,335)	3(M)	(368,164)
			9,913	3(F)
Total stockholders’ deficit	$(10,539)	$(231,568)	$94,210		$(147,897)	$(60,053)		$(207,950)	$(38,530)		$(246,480)
Total liabilities and stockholders’ deficit	$140,972	$109,965	$(49,681)		$201,256	$(60,053)		$141,203	$(37,440)		$103,763

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the Three Months Ended March 31, 2022
(in thousands, except share and per share amounts)
	For the Three Months Ended March 31, 2022
	(Note 2)		No Redemption Scenario			Interim Redemption Scenario		Maximum Redemption Scenario
	Vickers Vantage Corp. I (Adjusted)	Scilex Holding Company (Historical)	Pro Forma Adjustments		Pro Forma Combined	Additional Pro Forma Adjustments	Pro Forma Combined	Additional Pro Forma Adjustments	Pro Forma Combined
Net revenue	$—	$6,812	$—		$6,812	$—	$6,812	$—	$6,812
Operating costs and expenses:
Cost of revenue	—	1,144	—		1,144	—	1,144	—	1,144
Research and development	—	2,631	—		2,631	—	2,631	—	2,631
Selling, general and administrative	—	10,908	—		10,908	—	10,908	—	10,908
Intangible amortization	—	935	—		935	—	935	—	935
Operating and formation costs	320	—	(320)	4(BB)	0	—	0	—	0
Total operating costs and expenses	320	15,618	(320)		15,618	—	15,618	—	15,618
Loss from operations	(320)	(8,806)	320		(8,806)	—	(8,806)	—	(8,806)
Other expense (income):
Loss (gain) on derivative liabilities	481	(7,500)	—		(7,019)	—	(7,019)	—	(7,019)
Loss on debt extinguishment, net	—	4,799	—		4,799	—	4,799	—	4,799
Scilex Pharma Notes principal increase	—	—	—		—	—	—	—	—
Interest expense	7	3,031	—		3,038	—	3,038	—	3,038
Loss on foreign currency exchange	—	4	—		4	—	4	—	4
Interest earned on investments held in Trust Account	(2)	—	2	4(AA)	—	—	—	—	—
Total other expense	486	334	2		822	—	822	—	822
Loss before income taxes	(806)	(9,140)	318		(9,628)	—	(9,628)	—	(9,628)
Income tax expense	—	3	—		3	—	3	—	3
Net loss	$(806)	$(9,143)	$318		$(9,631)	$—	$(9,631)	$—	$(9,631)
Weighted-average shares used to compute net loss per share attributable to Vickers ordinary shares, basic	17,250,000
Basic net loss per share of Vickers ordinary shares	$(0.05)
Weighted-average shares used to compute net loss per share attributable to Vickers ordinary shares, diluted	17,250,000
Diluted net loss per share of Vickers ordinary shares	$(0.05)
Weighted-average shares used to compute net loss per share attributable to Scilex common stock, basic and diluted		197,515,776
Basic and diluted net loss per share of Scilex common stock		$(0.05)
Weighted-average shares used to compute net loss per share attributable to Vickers common stockholders, basic and diluted					138,890,635		133,054,798		129,164,240
Basic and diluted net loss per share of Vickers common stock					$(0.07)		$(0.07)		$(0.07)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2021
(in thousands, except share and per share amounts)
	For the Year Ended December 31, 2021
	(Note 2)		No Redemption Scenario			Interim Redemption Scenario			Maximum Redemption Scenario
	Vickers Vantage Corp. I (Adjusted)	Scilex Holding Company (Historical)	Pro Forma Adjustments		Pro Forma Combined	Additional Pro Forma Adjustments		Pro Forma Combined	Additional Pro Forma Adjustments		Pro Forma Combined
Net revenue	$—	$31,317	$—		$31,317	$—		$31,317	$—		$31,317
Operating costs and expenses:
Cost of revenue	—	3,634	—		3,634	—		3,634	—		3,634
Research and development	—	9,201	—		9,201	—		9,201	—		9,201
Selling, general and administrative	—	50,582	(206)	4(BB)	50,376	136	4(CC)	50,512	6,235	4(EE)	56,747
Intangible amortization	—	3,738	—		3,738	—		3,738	—		3,738
Operating and formation costs	1,005	—	(100)	4(BB)	905	—		905	100	4(EE)	1,005
Total operating costs and expenses	1,005	67,155	(306)		67,854	136		67,990	6,335		74,325
Loss from operations	(1,005)	(35,838)	306		(36,537)	(136)		(36,673)	(6,335)		(43,008)
Other (income) expense:
(Gain) loss on derivative liabilities	(1,791)	300	—		(1,491)	—		(1,491)	(1,505)	4(DD)	(2,996)
Loss on debt extinguishment, net	—	12,463	—		12,463	—		12,463	—		12,463
Scilex Pharma Notes principal increase	—	28,000	—		28,000	—		28,000	—		28,000
Interest expense	32	11,764	—		11,796	—		11,796	—		11,796
Loss on foreign currency exchange	—	54	—		54	—		54	—		54
Interest earned on investments held in Trust Account	(31)	—	31	4(AA)	—	—		—	—		—
Total other (income) expense	(1,790)	52,581	31		50,822	—		50,822	(1,505)		49,317
Gain (loss) before income taxes	785	(88,419)	275		(87,359)	(136)		(87,495)	(4,830)		(92,325)
Income tax expense	—	5	—		5	—		5	—		5
Net income (loss)	$785	$(88,424)	$275		$(87,364)	$(136)		$(87,500)	$(4,830)		$(92,330)
Weighted-average shares used to compute net income per share attributable to Vickers ordinary shares, basic	16,820,548
Basic net income per share of Vickers ordinary shares	$0.05
Weighted-average shares used to compute net income per share attributable to Vickers ordinary shares, diluted	16,834,110
Diluted net income per share of Vickers ordinary shares	$0.05
Weighted-average shares used to compute net loss per share attributable to Scilex common stock, basic and diluted		197,266,338
Basic and diluted net loss per share of Scilex common stock		$(0.45)
Weighted-average shares used to compute net loss per share attributable to Vickers common stockholders, basic and diluted					138,890,635			133,054,798			129,164,240
Basic and diluted net loss per share of Vickers common stock					$(0.63)			$(0.66)			$(0.71)

NOTES TO THE UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION
Note 1 — Description of the Business Combination
Vickers Vantage Corp. I (“Vickers”) is a blank check company incorporated as a Cayman Islands exempted company on February 21, 2020. Vickers was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities (the “Business Combination”).
As of March 31, 2022, Vickers had not yet commenced operations. All activity for the three months ended March 31, 2022 and the period from February 21, 2020 (inception) through December 31, 2021 relates to Vickers’s formation, the initial public offering (the “Initial Public Offering”), which is described below, and the search for and due diligence on a potential target for a Business Combination.
The Business Combination
On March 17, 2022, Vickers entered into the Agreement and Plan of Merger (the “Merger Agreement”) with Vantage Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Vickers (“Merger Sub”), and Scilex Holding Company, a Delaware corporation (“Scilex”). Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, under the terms of which, Merger Sub will merge with and into Scilex and with Scilex becoming a wholly owned subsidiary of Vickers. After giving effect to the Business Combination, Vickers will own all of the issued and outstanding equity interests of Scilex and its subsidiaries. In connection with the consummation of the Business Combination, Vickers will be renamed as “Scilex Holding Company” (“New Scilex”).
At the closing of the Merger (the “Closing”), each outstanding share of Scilex Common Stock as of immediately prior to the time in which the Merger becomes effective as stated in the Merger Agreement (“Effective Time”) of the Business Combination will be exchanged for shares of New Scilex Common Stock. Each Scilex stock option outstanding immediately prior to the Effective Time will be converted into a stock option to acquire a share of New Scilex Common Stock upon substantially the same terms and conditions with respect to existing vesting and termination-related provisions. The exercise price per share for each Scilex Common Stock is equal to (i) the existing exercise price per Scilex stock option, divided by (ii) the Exchange Ratio (defined below) (rounded up to the nearest whole cent).
The number of shares of New Scilex Common Stock issuable to Scilex stockholders and optionholders is equal to the sum of (i) $1,500,000,000, minus (ii) the Specified Indebtedness Amount (defined below), divided by $10 (“Merger Consideration”). The “Specified Indebtedness Amount” is the aggregate amount owed by Scilex in respect of senior secured notes due 2026 issued under Scilex Pharmaceuticals Inc. (“Scilex Pharma”) and with Sorrento as the parent guarantor. Pursuant to the Indenture, the Purchasers will have the option to redeem the Scilex Pharma Notes upon a “Change of Control” event, as defined in the Indenture. The Business Combination is not expected to constitute a Change of Control as Sorrento will continue to hold a majority of the total voting power of the Company. Further, on June 2, 2022, Sorrento and Scilex Pharma, entered into a Consent Under and Amendment No. 4 to Indenture (“Amendment No. 4”) with the Trustee, Agent, and the Purchasers, which amended the Indenture. Pursuant to Amendment No. 4, on June 3, 2022, Scilex Pharma repurchased approximately $41.4 million of the aggregate principal amount of the outstanding Scilex Pharma Notes. Scilex Pharma also can repurchase the remaining principal amount of the Scilex Pharma Notes at any time on or before September 30, 2022 for $41.4 million (subject to reduction for any quarterly royalty payments) and upon such repurchase the Purchasers will forgive and discharge $28.0 million of the aggregate principal amount of the Scilex Pharma Notes. The estimated Merger Consideration to be transferred to Scilex common stockholders and optionholders at Closing is 143,055,632 shares of New Scilex Common Stock, which is based on the Specified Indebtedness Amount of approximately $69.4 million. The Specified Indebtedness Amount is based on the most recent outstanding principal balance of the Scilex Pharma Notes as of the date of this proxy statement/prospectus in order to be more reflective of what we expect the Merger Consideration to be calculated as upon the closing of the Business Combination.
Shares of Scilex common stock and Scilex stock options are converted to shares of New Scilex Common Stock based on the “Exchange Ratio,” which is equal to (a) the number of shares constituting the

Merger Consideration, divided by (b) the sum of (i) issued and outstanding Scilex common stock and (ii) issued and outstanding Scilex stock options as of immediately prior to the Effective Time. As there were 197,566,338 and 27,287,988 shares of Scilex common stock and Scilex stock options, respectively, we currently estimate the Exchange Ratio will be equal to 0.64. The number of shares of Scilex Common Stock and stock options outstanding was based on information available as of the date of this proxy statement/prospectus in order to be more reflective of what we expect the Exchange Ratio to be upon the closing of the Business Combination. Upon the Effective Time, 125,714,240 shares of New Scilex Common Stock is estimated to be transferred to Scilex stockholders (Sorrento), which will be outstanding under all the redemption scenarios. The remaining portion of the Merger Consideration, equal to 17,341,392 shares of New Scilex Common Stock, will be reserved for the Scilex optionholders.
As of the date of this proxy statement/prospectus, Scilex intends to repurchase the remaining outstanding principal balance of the Scilex Pharma Notes of $41.4 million, pursuant to the terms of Amendment No. 4, prior to the Closing of the Business Combination. This repurchase would reduce the Specified Indebtedness Amount to $0, which would result in Merger Consideration of 150,000,000 shares of New Scilex Common Stock. In such event, 131,816,802 shares of New Scilex Common Stock would be issued to Scilex stockholders and the remaining 18,183,198 shares of New Scilex Common Stock would be reserved for the Scilex option holders. Accordingly, the Scilex stockholders would own 90.9% of the shares of New Scilex Common Stock under the no redemption scenario, 94.7% of the shares of New Scilex Common Stock under the interim redemption scenario, and 97.4% of the shares of New Scilex Common Stock under the maximum redemption scenario. Disclosures of the percentages elsewhere in this proxy statement/prospectus do not reflect the intention described in this paragraph unless otherwise indicated.
Each of the then-outstanding Public Warrants and Private Placement Warrants has an exercise price of $11.50 per share (the “Exercise Price”) to acquire one share of Vickers Ordinary Shares. The exercise price of the warrants is subject to a down-round provision that is only effective prior to the Closing of the Business Combination and is therefore not, on its own, considered to have an impact to the classification of warrant on Scilex’s Unaudited Pro Forma Condensed Combined Balance Sheet. The warrants are exercisable at any time commencing on the date that is the later of 30 days after the Closing. Concurrently with the execution of the Merger Agreement, Vickers also entered into the Sponsor Support Agreement. In the event that Vickers’s public shareholders exercise redemption rights that results in the redemption of 75% or more of the issued and outstanding Vickers Ordinary Shares, the Sponsors agreed to be subject to a 40% forfeiture of Private Placement Warrants held by each Sponsor immediately prior to Closing.
Note 2 — Accounting Policies
As part of preparing these unaudited pro forma condensed combined financial statements, certain reclassifications were made to align Vickers and Scilex’s financial statement presentation. Upon consummation of the Business Combination, we will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, we may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the post-combination company. Based on its initial analysis, we did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.
	As of March 31, 2022
	Vickers Vantage Corp. I (Historical)	Reclassification Adjustments	Vickers Vantage Corp. I (Adjusted)
Assets
Current assets
Cash and cash equivalents	$127		$127
Accounts receivable, net	—		—
Inventory	—		—
Prepaid expenses and other	—	397	397
Prepaid expenses	397	(397)	—
Total current assets	524	—	524

	As of March 31, 2022
	Vickers Vantage Corp. I (Historical)	Reclassification Adjustments	Vickers Vantage Corp. I (Adjusted)
Non-current assets
Property and equipment, net	—		—
Operating lease right-of-use asset	—		—
Intangibles, net	—		—
Goodwill	—		—
Long-term deposit	—		—
Cash and securities held in Trust Account	140,448		140,448
Total assets	$140,972	$—	$140,972
Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$—	$36	$36
Accrued payroll	—		—
Accrued expenses	—	5	5
Accounts payable and accrued expenses	41	(41)
Current portion of debt	—		—
Related party payable	—		—
Related party notes payable	—		—
Current portion of operating lease liabilities	—		—
Total current liabilities	41	—	41
Non-current liabilities
Long-term debt, net of discount	—		—
Related party notes payable	—	2,026	2,026
Derivative liabilities	—	3,839	3,839
Operating lease liabilities	—		—
Convertible note – related party, net of debt discount	2,026	(2,026)	—
Conversion option liability	77	(77)	—
Warrant liability	3,762	(3,762)	—
Deferred underwriting fee payable	5,190		5,190
Total liabilities	$11,096	$—	$11,096
Commitments and contingencies
Ordinary shares subject to possible redemption 13,800,000 as of March 31, 2022 and December 31, 2021 at redemption value of approximately $10.18 and $10.10, respectively	$140,415		$140,415
Stockholders’ deficit
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued or outstanding	$—		$—
Ordinary shares, $0.0001 par value; 200,000,000 shares authorized; 3,450,000 non-redeemable shares issued and outstanding at March 31, 2022 and December 31, 2021	—		—
New Scilex Common stock, $0.0001 par value; 200,000,000 shares authorized	—		—
Preferred stock, $0.0001 par value, 20,000,000 shares authorized; no shares issued or outstanding at March 31, 2022 and December 31, 2021, respectively	—		—

	As of March 31, 2022
	Vickers Vantage Corp. I (Historical)	Reclassification Adjustments	Vickers Vantage Corp. I (Adjusted)
Common stock, $0.0001 par value, 350,000,000 shares authorized; 197,566,338 and 197,266,338 shares issued and outstanding at March 31, 2022 and December 31, 2021, respectively	—		—
Additional paid-in capital	—		—
Accumulated deficit	(10,539)		(10,539)
Total stockholders’ deficit	(10,539)	—	(10,539)
Total liabilities and stockholders’ deficit	$140,972	$—	$140,972

	For the Three Months Ended March 31, 2022
	Vickers Vantage Corp. I (Historical)	Reclassification Adjustments	Vickers Vantage Corp. I (Adjusted)
Net revenue	$—		$—
Operating costs and expenses:
Cost of revenue	—		—
Research and development	—		—
Selling, general and administrative	—		—
Intangible amortization	—		—
Operating and formation costs	320		320
Total operating costs and expenses	320	—	320
Loss from operations	(320)	—	(320)
Other expense (income):
Loss on derivative liabilities	—	481	481
Loss on debt extinguishment, net	—		—
Scilex Pharma Notes principal increase	—		—
Interest expense	—	7	7
Loss on foreign currency exchange	—		—
Change in fair value of warrant liability	411	(411)	—
Loss on initial issuance of private warrants	—		—
Change in fair value of conversion option liability	70	(70)	—
Interest expense – debt discount	7	(7)	—
Transaction costs allocated to warrant liabilities	—		—
Interest earned on investments held in Trust Account	(2)		(2)
Total other expense	486	—	486
Loss before income taxes	(806)	—	(806)
Income tax expense	—		—
Net Loss	$(806)	$—	$(806)
Weighted-average shares used to compute net loss per share attributable to Vickers ordinary shares, basic	17,250,000		17,250,000
Basic net loss per share of Vickers ordinary shares	$(0.05)		$(0.05)
Weighted-average shares used to compute net loss per share attributable to Vickers ordinary shares, diluted	17,250,000		17,250,000
Diluted net loss per share of Vickers ordinary shares	$(0.05)		$(0.05)

	For the Year Ended December 31, 2021
	Vickers Vantage Corp. I (Historical)	Reclassification Adjustments	Vickers Vantage Corp. I (Adjusted)
Net revenue	$—		$—
Operating costs and expenses:
Cost of revenue	—		—
Research and development	—		—
Selling, general and administrative	—		—
Intangible amortization	—		—
Operating and formation costs	1,005		1,005
Total operating costs and expenses	1,005	—	1,005
Loss from operations	(1,005)	—	(1,005)
Other (income) expense:
Gain on derivative liabilities	—	(1,791)	(1,791)
Loss on debt extinguishment, net	—		—
Scilex Pharma Notes principal increase	—		—
Interest expense	—	32	32
Loss on foreign currency exchange	—		—
Change in fair value of warrants	(4,378)	4,378	—
Loss on initial issuance of private warrants	2,599	(2,599)	—
Change in fair value of conversion option liability	(12)	12	—
Interest expense – debt discount	2	(2)	—
Transaction costs allocated to warrant liabilities	30	(30)	—
Interest earned on investments held in Trust Account	(31)		(31)
Total other income	(1,790)	—	(1,790)
Gain before income taxes	785	—	785
Income tax expense	—	—	—
Net income	$785	$—	$785
Weighted-average shares used to compute net income per share attributable to Vickers ordinary shares, basic	16,820,548		16,820,548
Basic net income per share of Vickers ordinary shares	$0.05		$0.05
Weighted-average shares used to compute net income per share attributable to Vickers ordinary shares, diluted	16,834,110		16,834,110
Diluted net income per share of Vickers ordinary shares	$0.05		$0.05

Note 3 — Transaction Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2022
The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination. No tax adjustment has been computed for the pro forma Vickers financial results, as it expects to maintain a full valuation allowance against its U.S. deferred tax assets. The unaudited pro forma information does not purport to project the future financial position or operating results of the post-Business Combination company. The pro forma Transaction adjustments included in the unaudited pro forma condensed combined balance sheet as of March 31, 2022 are as follows:

(A)
Reflects reclassification of Vickers Ordinary Shares subject to redemption to permanent equity upon consummation of the Business Combination, assuming no redemption. In connection with the Extension Proposal on June 30, 2022, Vickers public shareholders holding 4,073,605 Vickers Ordinary Shares elected to redeem their Vickers Ordinary Shares at a per share redemption price of $10.25. As such, this adjustment also reflects the redemption of 4,073,605 Vickers Ordinary Shares out of the Trust Account for approximately $41.8 million. This adjustment also reflects an increase of approximately $1.5 million to the Trust Account in order to reflect the balance in the Trust Account as of the date of this proxy statement/prospectus, which is approximately $100.1 million.

(B)
Reflects release of the restricted investments and cash held in the Trust Account upon consummation of the Business Combination, assuming no redemption.

(C)
Reflects the settlement of $5.2 million of Vickers deferred underwriting fees incurred for its IPO that is payable upon consummation of the Business Combination.

(D)
Reflects the conversion of Scilex Common Stock into New Scilex Common Stock pursuant to the Merger Agreement.

(E)
Represents preliminary estimated transaction costs incurred by Vickers and Scilex that are allocated between the instruments issued and assumed in the Business Combination and recorded as a reduction to additional paid-in capital or expense.

(F)
Reflects the elimination of Vickers’s historical accumulated deficit.

(G)
Reflects reclassification of Scilex current related party payable and related party notes payable to non-current liabilities. Pursuant to a letter dated March 17, 2022 between Sorrento and Scilex, Sorrento agreed to waive all of its rights to payment of any principal, interest, or related fees of debt obligations owed to Sorrento by Scilex, including rights to accelerate payment, until the earlier of (i) the date on which New Scilex reports two consecutive quarters of positive EBITDA; (ii) a sale of all or substantially all of the assets or at least 50% of the voting securities of New Scilex; and (iii) the five year anniversary of the closing of the Business Combination.

(H)
Reflects the cash settlement of the Working Capital Loans upon consummation of the Business Combination. At the option of the lender, $1.5 million of the Working Capital Loans may be converted into Working Capital Warrants. All Working Capital Loans in excess of $1.5 million converted into Working Capital Warrants will be settled in cash. The adjustment assumes all Working Capital Loans of approximately $2.0 million will be settled in cash.

(I)
Represents the interim number of shares that may be redeemed in an amount of approximately $60.1 million comprised of 5,835,837 Vickers Ordinary Shares at a redemption price of approximately $10.29 per share allocated between Vickers Ordinary Shares at par value $0.0001 per share with the remainder recorded in additional paid-in capital.

(J)
Reflects the incremental amount of transaction costs allocated to the Private Placement Warrants and recorded as an expense.

(K)
Represents the maximum number of shares that may be redeemed in an amount of approximately $100.1 million comprised of 9,726,395 Vickers Ordinary Shares at a redemption price of approximately $10.29 per share allocated between Vickers Ordinary Shares at par value $0.0001 per share with the remainder recorded in additional paid-in capital. The adjustment is shown as an incremental amount of approximately $40.0 million to the interim number of shares that may be redeemed in (I).
(L)
Reflects the forfeiture of 40% of the value of the outstanding Private Placement Warrants in the maximum redemption scenario. Pursuant to the Sponsor Support Agreement, 40% of the Private Placement Warrants are forfeited if 75% or more of the Vickers’s public shareholders exercise their right to redeem their Vickers Ordinary Shares. A reduction of $1.5 million was reflected against derivative liabilities with an offset to additional paid-in capital.

(M)
Reflects an incremental adjustment against additional paid-in capital and accumulated deficit related to remaining transaction costs capitalized as there are no offering proceeds to offset the direct and incremental costs in the maximum redemption scenario and, therefore, such costs are expensed.

(N)
Reflects the issuance of a promissory note for 50% of deferred underwriting fees payable to Maxim in a maximum redemption scenario. Pursuant to an amendment of the UWA Amendment, 50% of the deferred underwriting fees will be payable to Maxim in the form of an interest-free promissory note to repaid on or before the one-year anniversary of the effective date of a Business Combination in the event that the balance in the Trust Account is $25.0 million or less after redemptions of Vickers Ordinary Shares by public shareholders in connection with the Business Combination. A reduction of $2.6 million was reflected in cash and cash equivalents with an increase to current portion of debt.

Note 4 — Transaction Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations for the three months ended March 31, 2022 and the year ended December 31, 2021.
(AA)
Reflects the elimination of interest earned on investment held in the Trust Account.

(BB)
Represents an adjustment to reflect previously expensed transaction costs as a reduction to additional paid-in capital (see Note (E)) as part of the Business Combination.

(CC)
Reflects an incremental amount of transaction costs expensed that are allocated to the Private Placement Warrants.

(DD)
Reflects the 40% of Private Placement Warrants forfeited under the maximum redemption scenario, which resulted in a gain from derivative liabilities.

(EE)
Represents an adjustment to reflect preliminary estimated transaction costs as an expense in the maximum redemption scenario as there are no offering proceeds to offset the direct and incremental costs.

Note 5 — Net Income (Loss) per Share
Net income (loss) per share is calculated based on the weighted average of New Scilex Common Stock outstanding and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2021. As the Business Combination is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net income (loss) per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire periods presented. If the maximum or an interim number of shares of New Scilex Common Stock are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire periods.

The unaudited pro forma condensed combined financial information has been prepared assuming three alternative levels of redemption related to New Scilex Common Stock for the three months ended March 31, 2022 and the year ended December 31, 2021 (in thousands, except number of shares and per share amounts):
	Three Months Ended March 31, 2022
	No Redemption Scenario	Interim Redemption Scenario	Maximum Redemption Scenario
Pro forma net loss	$(9,631)	$(9,631)	$(9,631)
Pro forma weighted average shares of common stock outstanding – basic and diluted	138,890,635	133,054,798	129,164,240
Pro forma net loss per share – basic and diluted	$(0.07)	$(0.07)	$(0.07)
	Year Ended December 31, 2021
	No Redemption Scenario	Interim Redemption Scenario	Maximum Redemption Scenario
Pro forma net loss	$(87,364)	$(87,500)	$(92,330)
Pro forma weighted average shares of common stock outstanding – basic and diluted	138,890,635	133,054,798	129,164,240
Pro forma net loss per share – basic and diluted	$(0.63)	$(0.66)	$(0.71)

(1)
No redemption scenario is comprised of 138,890,635 weighted average New Scilex Common Stock outstanding. Interim redemption scenario is comprised of 133,054,798 weighted average New Scilex Common Stock outstanding. Maximum redemption scenario is comprised of 129,164,240 weighted average New Scilex Common Stock outstanding. All scenarios under the diluted EPS calculation exclude the antidilutive effect of all warrants (Vickers’s Public Warrants and Private Placement Warrants) and stock options (issued to Scilex stock option holders as part of Business Combination).

DIRECTORS AND EXECUTIVE OFFICERS OF VICKERS
Current Directors and Executive Officers
Vickers’s directors and executive officers are as follows as of the Record Date:
Name	Age	Position
Jeffrey Chi	53	Chairman of the Vickers Board and Chief Executive Officer
Chris Ho	34	Chief Financial Officer
Pei Wei Woo	45	Director
Suneel Kaji	52	Director
Steve Myint	63	Director
Dr. Jeffrey Chi has served as our Chairman of the Vickers Board and Chief Executive Officer since our inception. Dr. Chi co-founded Vickers Ventures Partners (“VVP”) in 2005 and is a member of its Investment Committee. From 2013 to April 2017, Dr. Chi also served as the Chairman of the Singapore Venture Capital and Private Equity Association. From 2001 to 2005, Dr. Chi initially served as a Senior Consultant with the Monitor Group and later served as Executive Director with Pegasus Capital. Dr. Chi managed engagements for a wide range of clients in both the public and private sectors. Dr. Chi’s operational background includes working on the management team of an engineering and construction group where he oversaw operations in Singapore, Malaysia, Taiwan and Indonesia from 1992 to 1998. As a result of a personal legal dispute, the Singapore courts issued a Bankruptcy Order against Dr. Chi in November 2021. The legal dispute is in the process of being settled and it is expected that the Order will be annulled soon thereafter. Dr. Chi graduated from the University of Cambridge with First Class Honors in Engineering and has a Ph.D. from the Massachusetts Institute of Technology. He is also a CFA charterholder, and is fluent in English and Mandarin. We believe Dr. Chi is well-qualified to serve on the Vickers Board due to his experience, relationships and contacts.
Chris Ho has served as our Chief Financial Officer and member of the Vickers Board since our inception. Mr. Ho joined VVP in 2016 as a Venture Principal, sourcing and evaluating international new investments and acquisitions, with a particular focus on technology investments. Prior to joining VVP, Mr. Ho worked at ZS Associates, a sales and marketing consulting firm, from January 2014 to April 2017 where he specialized in sales transformation projects. His work ranged from portfolio and business strategy and customer segmentation to incentive compensation plan design and effectiveness diagnostics, across a broad spectrum of industries including high-tech, travel and transportation, and agri-chemicals. Mr. Ho received a B.S. in Political Science and an MS in Electrical Engineering, both from Columbia University. He is fluent in English and Mandarin. We believe Mr. Ho is well-qualified to serve on the Vickers Board due to his experience, relationships and contacts.
Pei Wei Woo has served as a member of the Vickers Board since October 2020. In 2021, Ms. Woo became the CEO & CIO of a single family office headquartered in Singapore, covering multi-asset investing across global markets. From 2019 to 2021, Ms. Woo had served as Managing Director of FOSUN, one of the largest conglomerates in China with global businesses in healthcare and consumer products, financial services, tourism, entertainment and real estate. In 2018, Ms. Woo served as Head of all international capital allocation, asset management and investment products at Lu International Pte. Ltd., the global financial technology headquarters for Lufax Holdings, China’s largest online wealth management platform. From 2014 to 2017, she served as Senior Director of CDPQ Asias Pacific PTE Ltd., one of Canada’s largest pension plans. From 2013 to 2014, she served as Vice President of JPMorgan Asset Management. From 2007 to 2012, Ms. Woo was a Director at Cenenium Capital Partners, a single family office in New York. From 1999 to 2017, she was a Director at the Economic Development Board in Singapore. Ms. Woo received a B.Sc. in Economics from London School of Economics and an M.A. in Economics from Yale University. We believe Ms. Woo is well-qualified to serve on the Vickers Board due to her experience, relationships and contacts.
Suneel Kaji has served as a member of the Vickers Board since October 2020. Since May 2019, Mr. Kaji has served as a Managing Director of Everstone Capital, which manages in excess of US$6.5 billion, and its Everstone Capital US and Everstone Capital Asia Pte group of funds, for which he co-leads control equity and special situations investing in consumer and business services and cross-border investments between the U.S. and Asia. Mr. Kaji was formerly a member of the board of directors of Twelve Seas Investment Company, a blank check company, from June 2018 until it entered into an initial business combination with Brooge Holdings in December 2019. Previously, from October 2016 through the spring of 2019, Mr. Kaji had served as an employee director of the University of Texas and Texas A&M System Management Company (UTIMCO), advising on co- and direct principal investments globally as well as emerging markets’ fund selection. Prior to joining UTIMCO, Mr. Kaji served as a Managing Director of Accordion Partners LLC, a private equity consultancy with three offices globally. He established and led the firm’s investment affiliate (established in 2014) that co-invests with the firm’s consultancy clientele. From 2008 to June 2014, Mr. Kaji was a Managing Director and Senior Investment Manager-Private Investments at TRG Management (an affiliate of the Rohatyn Group). He managed non-real estate private investment activity across Asia, including cross-border investments with the U.S. and Australia. He was responsible for origination, evaluation, and structuring of private equity and distressed credits across diverse industries such as natural resource services, chemicals, logistics, and consumer services. Mr. Kaji also sat on the boards of two joint venture real estate and infrastructure funds in Asia. From 2003 to 2008, Mr. Kaji was a Managing Director at the GEM-Kinderhook Funds in New York, focused on mid-cap control investments, structured minority equity and hybrid credit transactions in the U.S., as well as opportunistic pursuits in China, the Middle East, North Africa, and India. From 1999 to 2003, Mr. Kaji was a Principal at Crown Capital Group, a mid-cap private equity group established by DLJ Merchant Banking, Apollo Management and former employees thereof. Previously, he was a Vice President at DLJ Merchant Banking Partners (1996 to 1999), based in New York and Hong Kong. Mr. Kaji started his career in finance with Salomon Brothers (1991 to 1994) and entered the principal investment business at Goldman Sachs (1995). He graduated from the Wharton School of the University of Pennsylvania with a Bachelors of Science in Economics, magna cum laude, and Stanford University with an MBA from the Stanford Graduate School of Business. We believe Mr. Kaji is well-qualified to serve on the Vickers Board due to his experience, relationships and contacts.
Dr. Steve Myint has served as a member of the Vickers Board since October 2020. Dr. Myint has served as a Senior Fellow to A*Star, a Singapore research agency for economic oriented research in scientific discovery and innovative technology, since 2010, and a consultant to its commercialization arm, Accelerate. He has also served as an adjunct Professor at Duke-NUS Medical School since 2015. From 2007 to 2009, he was on the board as Chief Medical Officer at BTG International, one of the United Kingdom’s largest life science companies which was sold to Boston Scientific in 2018. Prior to that, he was R&D Board level Global Medical Director of SmithKline Beecham (which subsequently became part of GlaxoSmithKline) where he was responsible for leading its global development programs. Both of these companies were FTSE100/Fortune 500 companies. He was also an executive Dean of Medicine and Health at the University of Surrey. He was also the co-founder of Innovatum partners, Finland’s first specialist investor in life sciences and advisor in life sciences to Finland’s sovereign wealth fund. He is also founder of 42 and ambassador to Institute of Ethics and Values in Slovenia, both of which promote ethical values in companies and society. He is also chairman of the boards of SGVector and INeX, Singaporean life science companies. Dr. Myint received a MD from London University and a PhD from Wurzburg University. We believe Dr. Myint is well-qualified to serve on the Vickers Board due to his experience, relationships and contacts.
Director Independence
Nasdaq listing standards require that a majority of our board of directors be independent. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director.
Our independent directors have regularly scheduled meetings at which only independent directors are present. Any affiliated transactions will be on terms no less favorable to us than could be obtained from independent parties. Any affiliated transactions must be approved by a majority of our independent and disinterested directors.
The Vickers Board has determined that Pei Wei Woo, Suneel Kaji and Steve Myint are “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules. Our independent directors have regularly scheduled meetings at which only independent directors are present.

Any affiliated transactions will be on terms no less favorable to us than could be obtained from independent parties. The Vickers Board will review and approve all affiliated transactions with any interested director abstaining from such review and approval.
Audit Committee
Effective January 6, 2021, we established an audit committee of the Vickers Board, in accordance with Section 3(a)(58)(A) of the Exchange Act, which consists of Pei Wei Woo, Suneel Kaji and Steve Myint, each of whom is an independent director under Nasdaq’s listing standards. The audit committee’s duties, which are specified in our Audit Committee Charter, include, but are not limited to:
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reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the Vickers Board whether the audited financial statements should be included in our Form 10-K;

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discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

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discussing with management major risk assessment and risk management policies;

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monitoring the independence of the independent auditor;

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verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

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reviewing and approving all related-party transactions;

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inquiring and discussing with management our compliance with applicable laws and regulations;

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pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;

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appointing or replacing the independent auditor;

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determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

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establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies; and

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approving reimbursement of expenses incurred by our management team in identifying potential target businesses.

Financial Experts on Audit Committee
The audit committee will at all times be composed exclusively of “independent directors” who are “financially literate” as defined under Nasdaq’s listing standards. In addition, we must certify to Nasdaq that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. Each member of the audit committee is financially literate and the Vickers Board has determined that Mr. Kaji qualifies as an “audit committee financial expert” as defined in applicable SEC rules.
Nominating Committee
Effective January 6, 2021, we established a nominating committee of the Vickers Board, which consists of Pei Wei Woo, Suneel Kaji and Steve Myint, each of whom is an independent director under Nasdaq’s listing standards. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on the Vickers Board. The nominating committee considers persons identified by its members, management, shareholders, investment bankers and others.

Guidelines for Selecting Director Nominees
The guidelines for selecting nominees, which are specified in the Nominating Committee Charter, generally provide that persons to be nominated:
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should have demonstrated notable or significant achievements in business, education or public service;

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should possess the requisite intelligence, education and experience to make a significant contribution to the Vickers Board and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

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should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the shareholders.

The Nominating Committee will consider a number of qualifications relating to management and leadership experience, background, and integrity and professionalism in evaluating a person’s candidacy for membership on the Vickers Board. The nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating committee does not distinguish among nominees recommended by shareholders and other persons.
There have been no material changes to the procedures by which security holders may recommend nominees to the Vickers Board.
Compensation Committee
Effective January 6, 2021, we established a compensation committee of the Vickers Board, which consists of Pei Wei Woo, Suneel Kaji and Steve Myint, each of whom is an independent director under Nasdaq’s listing standards. The compensation committee’s duties, which are specified in our Compensation Committee Charter, include, but are not limited to:
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reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

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reviewing and approving the compensation of all of our other executive officers;

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reviewing our executive compensation policies and plans;

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implementing and administering our incentive compensation equity-based remuneration plans;

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assisting management in complying with our proxy statement and annual report disclosure requirements;

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approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

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if required, producing a report on executive compensation to be included in our annual proxy statement; and

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reviewing, evaluating, and recommending changes, if appropriate, to the remuneration for directors.

Code of Ethics
Effective January 6, 2021 we adopted a code of ethics that applies to all of our executive officers, directors, and employees. The code of ethics codifies the business and ethical principles that govern all aspects of our business.
Employment Agreements
Vickers has not entered into any employment agreements with its executive officers, and has not made any agreements to provide benefits upon termination of employment.

Executive Officers and Director Compensation
None of our officers has received any cash compensation for services rendered to us. Our Sponsors have agreed to provide, at no charge, office space and certain office and secretarial services. No other compensation of any kind, including any finder’s fee, reimbursement, consulting fee or monies in respect of any payment of a loan, will be paid by us to the Sponsors, officers and directors, or any affiliate of the Sponsors or officers, prior to, or in connection with any services rendered in order to effectuate, the consummation of the Business Combination. However, these individuals will receive reimbursement for any out-of-pocket expenses incurred by them in connection with activities on our behalf, such as identifying potential target businesses, performing business due diligence on suitable target businesses and business combinations as well as traveling to and from the offices, plants or similar locations of prospective target businesses to examine their operations. There is no limit on the amount of out-of-pocket expenses reimbursable by us provided, however, that to the extent such expenses exceed the available proceeds not deposited in the Trust Account, such expenses would not be reimbursed by us unless we consummate an initial business combination. Our audit committee will review and approve all reimbursements made to the Sponsors, officers, directors or their respective affiliates, with any interested director abstaining from such review and approval.
After the Business Combination, directors or members of our management team who remain with New Scilex may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to shareholders, to the extent then known, in the proxy solicitation materials furnished to the public shareholders. The amount of such compensation may not be known at the time of the Meeting to consider the Business Combination, as it will be up to the directors of the post-Business Combination company to determine executive and director compensation. In this event, such compensation will be publicly disclosed at the time of its determination in a Current Report on Form 8-K, as required by the SEC.

SCILEX’S EXECUTIVE COMPENSATION
Overview
The following is a discussion and analysis of the material components of the compensation arrangements of Scilex’s three named executive officers in 2021, each of whom is expected to be an executive officer of New Scilex. This discussion may contain forward-looking statements that are based on New Scilex’s current plans, considerations, expectations and determinations regarding future compensation programs. The actual compensation programs that New Scilex adopts following the Closing of the Business Combination may differ materially from the currently planned programs that are summarized in this discussion. As an “emerging growth company” as defined in the JOBS Act, Scilex is not required to include a Compensation Discussion and Analysis section and has elected to comply with the scaled disclosure requirements applicable to emerging growth companies. Unless the context otherwise requires, all references in this subsection to “Scilex” refer to Scilex prior to the consummation of the Business Combination and to New Scilex and its subsidiaries after the Business Combination. All share numbers in this subsection are shown on a pre-business combination basis.
To achieve Scilex’s goals, Scilex has designed, and intends to modify as necessary, its compensation and benefits programs to attract, retain, incentivize and reward deeply talented and qualified executives who share its philosophy and desire to work towards achieving Scilex’s goals. Scilex believes its compensation programs should promote the success of the company and align executive incentives with the long-term interests of its stockholders. This section provides an overview of the material components of Scilex’s executive compensation programs, including a narrative description of the material factors necessary to understand the information disclosed in the summary compensation table below. As Scilex transitions from a private company to a publicly traded company, Scilex will evaluate its compensation program and philosophy and compensation plans and arrangements as circumstances merit. See “New Scilex Executive Officer Compensation Following the Business Combination” below.
The Scilex Board or the Compensation Committee of the Scilex Board, with input from its Executive Chairman and Chief Executive Officer, has historically determined the compensation for Scilex’s named executive officers. Scilex’s named executive officers for the year ended December 31, 2021, each of whom is expected to be an executive officer of New Scilex on the basis of his current role, were Jaisim Shah, Scilex’s Chief Executive Officer and President; Dmitri Lissin, M.D., Scilex’s Senior Vice President and Chief Medical Officer; and Suresh Khemani, Scliex’s Senior Vice President and Chief Commercial Officer.
Summary Compensation Table
The following table sets forth certain information with respect to the compensation paid or accrued to Scilex’s named executive officers for the fiscal year ended December 31, 2021:
Name and principal position	Year	Salary ($)	Bonus ($)(1)	Option awards ($)	All Other Compensation ($)	Total ($)
Jaisim Shah Chief Executive Officer, President and Director	2021	$579,280	$290,509	—	—	$869,789
Dmitri Lissin, M.D Senior Vice President and Chief Medical Officer	2021	$421,375	$107,451	—	—	$528,826
Suresh Khemani Senior Vice President and Chief Commercial Officer	2021	$364,000	$92,820	—	—	$456,820

(1)
Represents discretionary bonus amounts awarded to Scilex’s named executive officers by the Scilex Board.

Narrative Disclosure to Summary Compensation Table
Arrangements with Current Executive Officers
Scilex has entered into offer letters with each of its named executive officers. The material terms of the offer letters are described below.
Shah Offer Letter and Compensation
Scilex entered into an offer letter with Mr. Shah (the “Shah Offer Letter”) dated April 19, 2019, pursuant to which Mr. Shah serves as the Chief Executive Officer of Scilex Pharma. Under the Shah Offer Letter, Mr. Shah’s annual base salary was initially set at $407,925, which was most recently increased to $579,280 in 2020. Mr. Shah’s employment with Scilex is at-will, and either Scilex or Mr. Shah may terminate the terms and conditions of the employment relationship at any time, with or without cause and with or without notice.
On June 6, 2019, Scilex issued to Mr. Shah an option to purchase 12,066,608 shares of its common stock, with an exercise price equal to $1.16 per share, whereby 25% of the shares vested on March 18, 2020, and 1/48th of the total amount of the shares vested and shall vest each month thereafter, subject to Mr. Shah providing continuous service (as defined in the 2019 Stock Option Plan) on each such vesting date, inclusive. On December 21, 2020, Scilex issued to Mr. Shah an additional option to purchase 2,415,000 shares of Scilex Common Stock, with an exercise price equal to $1.16 per share, whereby 25% of the shares vested on December 21, 2021, and 1/48th of the total amount of the shares vested and shall vest each month thereafter, subject to Mr. Shah providing continuous service (as defined in the 2019 Stock Option Plan) on each such vesting date, inclusive. Each of the foregoing options also vest in full if there is a Change in Control (as defined in the 2019 Stock Option Plan) and Mr. Shah’s continuous service terminates due to an involuntary termination of employment without “cause” or due to a voluntary termination of employment with “good reason” (each, as defined in the applicable option agreement) within 13 months after the effective time of such Change in Control.
Lissin Offer Letter
Scilex entered into an offer letter with Dr. Lissin (the “Lissin Offer Letter”) dated April 19, 2019, pursuant to which Dr. Lissin serves as Scilex’s Chief Medical Officer and Senior Vice President, Clinical Development and Medical Affairs. Under the Lissin Offer Letter, Dr. Lissin’s initial annual base salary was $405,169, which was most recently increased to $421,375 in 2020. Dr. Lissin’s employment with Scilex is at-will, and either Scilex or Dr. Lissin may terminate the terms and conditions of the employment relationship at any time, with or without cause and with or without notice.
On June 13, 2019, Scilex issued to Dr. Lissin an option to purchase 400,000 shares of its common stock, with an exercise price equal to $1.16 per share, whereby 25% of the shares vested on March 18, 2020, and 1/48th of the total amount of the shares vested and shall vest each month thereafter, subject to Dr. Lissin providing continuous service (as defined in the 2019 Stock Option Plan) on each such vesting date, inclusive. On December 21, 2020, Scilex issued to Dr. Lissin an additional option to purchase 276,000 shares of Scilex Common Stock, with an exercise price equal to $1.16 per share, whereby 25% of the shares vested on December 21, 2021, and 1/48th of the total amount of the shares vested and shall vest each month thereafter, subject to Dr. Lissin providing continuous service (as defined in the 2019 Stock Option Plan) on each such vesting date, inclusive. Each of the foregoing options also vest in full if there is a Change in Control (as defined in the 2019 Stock Option Plan) and Dr. Lissin’s continuous service terminates due to an involuntary termination of employment without “cause” or due to a voluntary termination of employment with “good reason” (each, as defined in the applicable option agreement) within 13 months after the effective time of such Change in Control.
Khemani Offer Letter
Scilex entered into an offer letter with Mr. Khemani (the “Khemani Offer Letter”) dated March 29, 2019, pursuant to which Mr. Khemani serves as Scilex’s Chief Commercial Officer and Senior Vice President, Commercial Operations, effective April 16, 2019. Under the Khemani Offer Letter, Mr. Khemani’s initial annual base salary was $350,000, which was most recently increased to $364,000 in 2020. Mr. Khemani’s employment with Scilex is at-will, and either Scilex or Mr. Khemani may terminate the terms and conditions of the employment relationship at any time, with or without cause and with or without notice.
On June 13, 2019, Scilex issued to Mr. Khemani an option to purchase 500,000 shares of its common stock, with an exercise price equal to $1.16 per share, whereby 25% of the shares vested on April 16, 2020, and 1/48th of the total amount of the shares vested and shall vest each month thereafter, subject to Mr. Khemani providing continuous service (as defined in the 2019 Stock Option Plan) on each such vesting date, inclusive. On December 21, 2020, Scilex issued to Mr. Khemani an additional option to purchase 378,000 shares of Scilex Common Stock, with an exercise price equal to $1.16 per share, whereby 25% of the shares vested on December 21, 2021, and 1/48th of the total amount of the shares vested and shall vest each month thereafter, subject to Mr. Khemani providing continuous service (as defined in the 2019 Stock Option Plan) on each such vesting date, inclusive. Each of the foregoing options also vest in full if there is a Change in Control (as defined in the 2019 Stock Option Plan) and Mr. Khemani’s continuous service terminates due to an involuntary termination of employment without “cause” or due to a voluntary termination of employment with “good reason” (each, as defined in the applicable option agreement) within 13 months after the effective time of such Change in Control.
Potential Payments upon Termination or Change in Control
During the year ended December 31, 2021, Scilex did not have any arrangement with any of its named executive officers providing for potential payments, compensation or other benefits upon termination or the occurrence of a change of control, other than accelerated vesting provisions pursuant to previously granted options as described above.
Perquisites, Health, Welfare and Retirement Benefits
Scilex’s executive officers, during their employment with Scilex, are eligible to participate in its employee benefit plans, including its medical, vision and dental insurance plans, in each case on the same basis as all of its other employees. Scilex generally does not provide perquisites or personal benefits to its named executive officers, except in limited circumstances. Scilex does, however, pay the premiums for medical, vision and dental insurance for all of its employees, including its named executive officers. The New Scilex Board may elect to adopt qualified or nonqualified benefit plans in the future if it determines that doing so is in the best interests of New Scilex.
Pension Benefits and Nonqualified Deferred Compensation
Scilex does not provide a pension plan for its employees, and none of Scilex’s named executive officers participated in a nonqualified deferred compensation plan during the year ended December 31, 2021.
Outstanding Equity Awards at Fiscal Year-End 2021
The following table presents certain information concerning outstanding equity awards held by each of Scilex’s named executive officers as of December 31, 2021. Upon the consummation of the Business Combination, each outstanding equity award reflected in the table below will be equitably adjusted in accordance with the terms of the Merger Agreement and the 2019 Stock Option Plan.
	Option awards(1)(2)
Name	Option Grant Date	Vesting Commencement Date	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price per share ($)	Option expiration date
Jaisim Shah	6/6/2019	3/18/2019	8,295,793	3,770,815	$1.16	6/6/2029
	12/21/2020	12/21/2020	603,750	1,811,250	$1.16	12/21/2030
Dmitri Lissin, M.D.	6/13/2019	3/18/2019	275,000	125,000	$1.16	6/13/2029
	12/21/2020	12/21/2020	69,000	207,000	$1.16	12/21/2030
Suresh Khemani	6/13/2019	4/16/2019	333,333	166,667	$1.16	6/13/2029
	12/21/2020	12/21/2020	94,500	283,500	$1.16	12/21/2030

(1)
Each option was granted under the 2019 Stock Option Plan.

(2)
Each option vested as to 1/4th of the shares subject to the option on the one year anniversary of the vesting commencement date and 1/48th of the shares subject to the option vested and shall vest on each monthly anniversary thereafter, subject to full acceleration in the event of an involuntary termination of employment without “cause” or due to a voluntary termination of employment with “good reason” (each, as defined in the applicable option agreement) within 13 months following a Change in Control (as defined in the 2019 Stock Option Plan).

Equity-Based Incentive Plans
2017 Scilex Pharmaceuticals Inc. Equity Incentive Plan
The board of directors of Scilex Pharma originally adopted and its stockholders approved the 2017 Scilex Pharmaceuticals Inc. Equity Incentive Plan (the “Scilex Pharma 2017 Plan”) on June 26, 2017. The Scilex Pharma 2017 Plan was amended and restated on July 5, 2018.
The Scilex Pharma 2017 Plan, as amended and restated, provided that Scilex Pharma could grant incentive stock options, non-statutory stock options, stock awards, stock unit awards, stock appreciation rights and other stock awards. The only form of equity award granted under the Scilex Pharma 2017 Plan was options to purchase shares of common stock.
As of immediately prior to the corporate reorganization that was effected in March 2019, the maximum number of shares of common stock of Scilex Pharma that could be issued under the Scilex Pharma 2017 Plan was 24,000,000, of which 18,099,000 remained available for future grants.
In connection with the corporate reorganization in March 2019, the Scilex Pharma 2017 Plan was terminated. Accordingly, after such time, no additional awards were granted under the Scilex Pharma 2017 Plan. Each option to purchase shares of common stock of Scilex Pharma outstanding and unexercised immediately prior to the Contribution was cancelled and substituted for an option to purchase the equivalent number of shares of Scilex Common Stock. Each new option was subject to the same terms and conditions as were in effect immediately prior to the Contribution. No stock options of Scilex Pharma were outstanding following the reorganization.
As of December 31, 2021, options to purchase 1,420,000 shares of common stock were outstanding pursuant to options previously granted under the Scilex Pharma 2017 Plan.
Scilex Holding Company 2019 Stock Option Plan
The Scilex Board adopted the Scilex Holding Company 2019 Stock Option Plan (the “2019 Stock Option Plan”) on May 28, 2019. The 2019 Stock Option Plan was approved by Scilex’s stockholders on June 24, 2019. Upon adoption, 30,000,000 shares of Scilex Common Stock were authorized for issuance under the 2019 Stock Option Plan. The Scilex Board and Scilex’s stockholders approved an amendment to the 2019 Stock Option Plan on December 21, 2020 to increase the number of shares authorized thereunder by 15,000,000 shares. As of December 31, 2021, options to purchase 26,743,510 shares of Scilex Common Stock were outstanding under the 2019 Stock Option Plan. As of December 31, 2021, 18,256,490 shares were reserved for future issuance under the 2019 Stock Option Plan.
The 2019 Stock Option Plan will terminate at or prior to and contingent upon the consummation of the Business Combination, and no further awards will be granted under the 2019 Stock Option Plan thereafter. However, the 2019 Stock Option Plan will continue to govern outstanding awards granted thereunder. Upon consummation of the Business Combination, New Scilex will grant equity incentive awards under the terms of the Equity Incentive Plan. See the section of this proxy statement/prospectus entitled “Proposal 7 — The Stock Plan Proposal.”

The following is only a summary of the material terms of the 2019 Stock Option Plan, is not a complete description of all provisions of the 2019 Stock Option Plan and should be read in conjunction with the 2019 Stock Option Plan, which is filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.
Authorized Shares.   Under the 2019 Stock Option Plan, an aggregate of 30,000,000 shares of Scilex Common Stock were initially reserved for future issuance, which number was increased to 45,000,000 in December 2020. The authorized shares are subject to adjustment in the event of a change that occurs with respect to the common stock without the receipt of consideration by Scilex, including a merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, reverse stock split, liquidating dividend, combination of shares, exchange of shares, recapitalization, reincorporation, reorganization, change in corporate structure, or similar equity restructuring transaction. Additionally, shares issued pursuant to awards under the 2019 Stock Option Plan that are repurchased or that are forfeited, as well as shares reacquired as consideration for the exercise or purchase price of an award or to satisfy tax withholding obligations related to an award, will become available for future grant under the 2019 Stock Option Plan.
Types of Awards.   The 2019 Stock Option Plan provides for the granting of (1) incentive stock options intended to qualify as incentive stock options under the Code, (2) nonstatutory stock options that do not qualify as an incentive stock option, (3) stock appreciation rights, (4) restricted stock awards, (5) restricted stock unit awards and (6) other stock awards.
Eligibility.   Incentive stock options may be granted only to Scilex’s employees or employees of its affiliates, and stock awards other than incentive stock options may be granted to employees, directors and consultants.
Stock Options and Stock Appreciation Rights.   The Scilex Board determines the exercise price for stock options and stock appreciation rights, provided that the exercise price generally cannot be less than 100% of the fair market value of Scilex Common Stock on the date of grant, subject to certain exceptions relating to the assumption or substitution of options or stock appreciation rights in connection with a corporate transaction in a manner consistent with Section 409A or, if applicable, Section 424(a) of the Code. Unless an award agreement provides otherwise, the termination date shall be: (1) the earlier of 18 months or upon the expiration of the option or stock appreciation right, if termination is due to death; (2) the earlier of 12 months or upon the expiration of the option or stock appreciation right, if termination is due to disability; or (3) three months, if termination is due to reasons other than for death, disability or cause. If the termination of service is due to cause, the stock option or stock appreciation right will terminate immediately upon such termination of service, and the participant will be prohibited from exercising the option or stock appreciation right.
Restricted Stock and Restricted Stock Unit Awards.   Each restricted stock and restricted stock unit award agreement will be in the form and contain such terms and conditions as the Scilex Board deems appropriate. Unless otherwise provided in the award agreement, the Scilex Board will hold certificates or, if not certificated, other indicia representing the restricted shares. If a recipient’s service terminates, Scilex may receive through a forfeiture condition or a repurchase right, any or all of the shares of common stock held by the recipient as of the date of termination. Restricted stock units not yet vested shall be forfeited upon termination of the recipient’s employment unless otherwise set forth in the award.
Transferability.   Stock options or stock appreciation rights are generally not transferable except by will or by the laws of descent and distribution or as otherwise provided under the 2019 Stock Option Plan. Restricted stock awards may be transferable by the participant only upon such terms and conditions as are set forth in the restricted stock award agreement, as the Scilex Board will determine in its sole discretion.
Administration.   The 2019 Stock Option Plan is administered by Scilex’s board of directors, although the Scilex Board may delegate the administration of the 2019 Stock Option Plan to a committee. The administrator has full power to determine, among other things: (1) who will be granted awards; (2) when and how each award will be granted; (3) what type of award will be granted; (4) the provisions of each award (which need not be identical), including when a person will be permitted to exercise or otherwise receive cash or shares of common stock under the award; (5) the number of shares of common stock subject to an award; and (6) the fair market value applicable to an award.

Change in Control/Corporate Transactions.   The 2019 Stock Option Plan provides that in the event of a change in control transaction (as defined in the 2019 Stock Option Plan), a stock award may be subject to additional acceleration of vesting and exercisability as may be provided in the stock award agreement for such stock award or as may be provided in any other written agreement between Scilex or its affiliate and the participant, but in the absence of such provision, no such acceleration will occur. In addition, the 2019 Stock Option Plan provides that in the event of a corporate transaction (as defined in the 2019 Stock Option Plan), the Scilex Board has the discretion to take a number of actions with respect to awards contingent upon the closing of the transaction, including arranging for the assumption or substitution of awards, arranging for the assignment of repurchase rights in respect of awards, accelerating the vesting of awards, canceling awards or making payments in respect of awards.
Amendment.   The Scilex Board generally has the authority to amend awards, subject to the award recipient’s consent if the amendment is not favorable to the participant, except in connection with a capitalization adjustments.
Emerging Growth Company Status
New Scilex will be an “emerging growth company,” as defined in the JOBS Act. As an emerging growth company, it will be exempted from certain requirements related to executive compensation, including the requirements to hold a nonbinding advisory vote on executive compensation and to provide information relating to the ratio of total compensation of its Chief Executive Officer to the median of the annual total compensation of all of its employees, each as required by the Investor Protection and Securities Reform Act of 2010, which is part of the Dodd-Frank Act.
New Scilex Executive Officer Compensation Following the Business Combination
Following the consummation of the Business Combination, New Scilex intends to develop an executive compensation program that is designed to align compensation with New Scilex’s business objectives and the creation of stockholder value, while enabling New Scilex to attract, retain, incentivize and reward individuals who contribute to the long-term success of New Scilex. Decisions on the executive compensation program will be made by the New Scilex Board and specifically through the New Scilex Board’s Compensation Committee. Scilex expects that the compensation policies followed by New Scilex will be designed to provide for compensation that is sufficient to attract, motivate and retain executives of New Scilex and to establish an appropriate relationship between executive compensation and the creation of stockholder value.
In addition to the guidance provided by its Compensation Committee, the New Scilex Board may utilize the services of third parties from time to time in connection with the recruiting, hiring and determination of compensation awarded to executive employees. In connection with the Business Combination, the Scilex Board retained the services of a compensation consultant, Compensia, to formulate a report and make recommendations regarding our compensation programs and executive compensation levels. The compensation consultant provided our compensation committee with benchmark comparative data for our executive officers with respect to base salaries, target and actual total cash compensation levels, and long-term incentive values. The Scilex Board used the data provided by the compensation consultant to make an initial determination of the competitiveness of total direct compensation for each executive officer to align the cash and equity compensation of our executive officers with the 50th to 75th percentile as compared to our peer group.
New Scilex is currently negotiating the terms of new employment agreements with the individuals that are expected to become the executive officers of New Scilex (the effectiveness of which will be subject to the successful Closing of the Business Combination) and it is currently anticipated that, upon the Closing of the Business Combination, and based upon the information provided by Compensia, the New Scilex Board will approve the following base salaries, target bonuses (on terms and conditions to be determined by the New Scilex Board) and equity compensation of the executive officers of New Scilex:
	Salary	Target Bonus	Stock Options
Henry Ji	$792,000	70%	9,000,000
Jaisim Shah	$792,000	70%	1,700,000
Dmitri Lissin	$480,000	40%	350,000
Suresh Khemani	$450,000	40%	350,000
Suketu Desai	$415,000	40%	350,000

SCILEX’S DIRECTOR COMPENSATION
Scilex’s only non-employee director during 2021, Tien-Li Lee, M.D., received the following compensation in connection with providing consulting services to Scilex in 2021:
Name(1)	Fees Earned or Paid in Cash ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Tien-Li Lee, M.D.(2)	—	—	75,000(3)	75,000

(1)
Dr. Ji, Scilex’s Executive Chairperson, and Mr. Shah, Scilex’s Chief Executive Officer and President, are not included in this table, as each of them is an employee of Scilex and therefore receives no compensation for his service as a director. Mr. Shah’s compensation as a named executive officer is included in the section entitled “— Summary Compensation Table” above.

(2)
As of December 31, 2021, Dr. Lee held options to purchase an aggregate of 635,000 shares of Scilex Common Stock.

(3)
Consists of fees earned by Dr. Lee for non-employee consulting services provided to Scilex under a consulting agreement dated October 27, 2020, as amended on March 17, 2021.

In April 2022, the Scilex Board determined that the annual cash compensation of Scilex’s non-employee, independent directors would be $82,500.
New Scilex Director Compensation Following the Business Combination
It is currently anticipated that, upon the closing of the Business Combination, the New Scilex Board will approve the following compensation for New Scilex’s non-employee directors:
Annual Cash Compensation	Amount
Board Members	$82,500
Chairs of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee	$37,500
Members of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee	$15,000
Equity Compensation	Number
Initial Stock Options	100,000
Annual Stock Options	250,000

DIRECTORS AND EXECUTIVE OFFICERS OF NEW SCILEX
AFTER THE BUSINESS COMBINATION
The following sets forth certain information, as of the date of this proxy statement/prospectus concerning the persons who are expected to serve as directors and executive officers of New Scilex following the consummation of the Business Combination.
Executive Officers and Directors after the Business Combination
Upon the consummation of the Business Combination, the business and affairs of New Scilex will be managed by or under the direction of the New Scilex Board. The following table sets forth the name, age and position of each of the expected directors and executive officers of New Scilex following the consummation of the Business Combination as of June 30, 2022.
Name	Age	Position(s)
Executive Officers:
Jaisim Shah	62	Chief Executive Officer, President and Director
Henry Ji, Ph.D.	58	Executive Chairperson and Director
Elizabeth A. Czerepak	66	Executive Vice President and Chief Financial Officer
Suketu D. Desai, Ph.D	57	Chief Technical Officer
Suresh K. Khemani	62	Senior Vice President and Chief Commercial Officer
Dmitri V. Lissin, M.D	53	Senior Vice President and Chief Medical Officer
Non-employee Directors:
Dorman Followwill(1)(2)(3)	59	Director
Laura J. Hamill(1)(2)(3)	57	Director
Tien-Li Lee, M.D.(2)(3)	47	Director
David Lemus(1)	59	Director
Tommy Thompson	80	Director

(1)
Member of the New Scilex audit committee, effective upon the consummation of the Business Combination.

(2)
Member of the New Scilex compensation committee, effective upon the consummation of the Business Combination.

(3)
Member of the New Scilex nominating and corporate governance committee, effective upon the consummation of the Business Combination.

Executive Officers
Jaisim Shah.   Upon consummation of the Business Combination, Mr. Shah will serve as New Scilex’s Chief Executive Officer and President and a member of the New Scilex Board. He has served as Scilex’s President, Chief Executive Officer and a board member since March 2019. He has more than 25 years of global biopharma experience, including over 15 years in senior management leading business development, commercial operations, investor relations, marketing and medical affairs. He also served as the Chief Executive Officer and a board member of Semnur from its inception in 2013 until its acquisition by Scilex in March 2019. Mr. Shah has served on the board of directors of Scilex Pharma since November 2016. Prior to Semnur, Mr. Shah was a consultant to several businesses, including Sorrento Therapeutics, Inc., a publicly traded company, and was the Chief Business Officer of Elevation Pharmaceuticals, Inc., where Mr. Shah led a successful sale of Elevation to Sunovion Pharmaceuticals Inc. in September 2012. Prior to Elevation, Mr. Shah was president of Zelos Therapeutics, Inc., where he focused on financing and business development. Prior to Zelos, Mr. Shah was the Senior Vice President and Chief Business Officer at CytRx Corporation, a biopharmaceutical company. Previously, Mr. Shah was Chief Business Officer at Facet Biotech Corporation and PDL BioPharma, Inc., where he completed numerous licensing/ partnering and strategic transactions with pharmaceutical and biotech companies. Prior to PDL, Mr. Shah was at Bristol-Myers Squibb, most recently as Vice President of Global Marketing where he received the “President’s Award” for completing one of the most significant collaborations in the company’s history. Previously, Mr. Shah was at F. Hoffman-La Roche AG in international marketing and was global business leader for corporate alliances with Genentech, Inc. and IDEC Corporation. Mr. Shah previously served as a director of Celularity Inc. from June 2017 to July 2021. He has served as a director of Sorrento Therapeutics, Inc., a publicly traded company, since September 2013. Mr. Shah holds a M.A. in Economics from the University of Akron and a M.B.A. from Oklahoma University. The Scilex Board believes that Mr. Shah’s extensive operational, executive and business development experience qualifies him to serve on the New Scilex Board.
Henry Ji, Ph.D.   Upon consummation of the Business Combination, Dr. Ji will serve as New Scilex’s Executive Chairperson and a member of the New Scilex Board. He has served as Scilex’s Executive Chairperson and a board member since March 2019. Dr. Ji has served on the board of directors of Scilex Pharma since November 2016 and he served as the Chief Executive Officer of Scilex Pharma from November 2016 to March 2019. He co-founded and has served as a director of Sorrento Therapeutics, Inc., a publicly traded company, since January 2006, served as its Chief Scientific Officer from November 2008 to September 2012, as its Interim Chief Executive Officer from April 2011 to September 2012, as its Secretary from September 2009 to June 2011, as its Chief Executive Officer and President since September 2012 and as Chairman of its board of directors since August 2017. In 2002, Dr. Ji founded BioVintage, Inc., a research and development company focusing on innovative life sciences technology and product development, and has served as its President since 2002. From 2001 to 2002, Dr. Ji served as Vice President of CombiMatrix Corporation, a publicly-traded biotechnology company that develops proprietary technologies, including products and services in the areas of drug development, genetic analysis, molecular diagnostics and nanotechnology. During his tenure at CombiMatrix, Dr. Ji was responsible for strategic technology alliances with biopharmaceutical companies. From 1999 to 2001, Dr. Ji served as Director of Business Development, and in 2001 as Vice President of Stratagene Corporation (later acquired by Agilent Technologies, Inc.) where he was responsible for novel technology and product licensing and development. In 1997, Dr. Ji co-founded Stratagene Genomics, Inc., a wholly-owned subsidiary of Stratagene Corporation, and served as its President and Chief Executive Officer from its founding until 1999. Dr. Ji previously served as a director of Celularity Inc. from June 2017 to July 2021. Dr. Ji is the holder of several issued and pending patents in the life science research field and is the sole inventor of Sorrento’s intellectual property. Dr. Ji has a Ph.D. in Animal Physiology from the University of Minnesota and a B.S. in Biochemistry from Fudan University. Dr. Ji has demonstrated significant leadership skills as President and Chief Executive Officer of Stratagene Genomics, Inc. and Vice President of CombiMatrix Corporation and Stratagene Corporation and brings more than 20 years of biotechnology and biopharmaceutical experience to his position on the Scilex Board. The Scilex Board believes that Dr. Ji’s extensive knowledge of the industry in which Scilex operates allows him to bring to the New Scilex Board a broad understanding of the operational and strategic issues New Scilex faces.
Elizabeth A. Czerepak.   Upon consummation of the Business Combination, Ms. Czerepak will serve as New Scilex’s Chief Financial Officer and Executive Vice President. She served on the Scilex Board from September 2019 to October 2020 and on the board of directors of Sorrento from October 2021 to May 2022. Ms. Czerepak has over 35 years of experience in big pharma, biotechnology and venture capital. Since September 2020, she has served as the Chief Financial Officer of BeyondSpring Inc., a global biopharmaceutical company focused on developing innovative immuno-oncology cancer therapies. From May 2018 to January 2020, Ms. Czerepak served as the Chief Financial Officer and the Chief Business Officer of Genevant Sciences, Inc., a technology-focused lipid nanoparticle delivery company, From 2015 to 2018 she served as the Chief Financial Officer and Executive Vice President of Corporate Development of Altimmune, Inc., a clinical stage vaccines company, and from 2014 to 2015, she served as the Chief Financial Officer and the Chief Business Officer of Isarna Therapeutics Inc., which develops selective transforming growth factor beta inhibitors for cancer, ophthalmic and fibrotic diseases. From 2011 to 2014, Ms. Czerepak served as the Chief Financial Officer, Secretary, Principal Accounting Officer and Head of Human Resources at Cancer Genetics, Inc., a company that develops and commercializes molecular diagnostics. Prior to that, she served as a Managing Director at JPMorgan Chase & Co. and Bear, Stearns & Co., a General Partner at Bear Stearns Health Innoventures L.P., a venture capital fund and as a NASD (now FINRA) Registered Representative (Series 7 and Series 63). Since February 2020, Ms. Czerepak has served as a director and chair of the audit committee of Delcath Systems, Inc., an interventional oncology company focused on the treatment of liver cancer. Ms. Czerepak previously served on the board of directors of Spectrum

Pharmaceuticals, Inc. from June 2019 to December 2020. She holds a B.A. magna cum laude in Spanish and Mathematics Education from Marshall University and a M.B.A. from Rutgers University in 1982. In 2020, Ms. Czerepak earned a Corporate Director Certificate from Harvard Business School.
Suketu D. Desai, Ph.D.   Upon consummation of the Business Combination, Dr. Desai will serve as New Scilex’s Chief Technical Officer. He has served as Scilex’s Chief Technical Officer since March 2019. Dr. Desai has over 25 years of experience in the biologics and pharmaceutical industry and has served as the Chief Technical Officer and Senior Vice President, Chemistry, Manufacturing and Controls, Regulatory CMC and Quality of Semnur since December 2015. Prior to Semnur, Dr. Desai was Vice President of Biologics Development and Manufacturing for biologics drug substance and drug product, technical due diligence and commercial technical operations at Allergan, Inc., which was acquired by Actavis, plc, from February 2014 to June 2015. Dr. Desai was an independent consultant during 2013. From October 2011 to February 2012, he was Vice President of Biotechnology Technical Operations for biologics drug substance and drug product, analytical, manufacturing and technical due diligence at Cephalon, Inc., which was acquired by Teva Pharmaceuticals Industries Limited. From January 2007 to October 2011, he was Vice President of Chemistry, Manufacturing and Controls, Regulatory CMC and Quality at Ception Therapeutics, Inc. Prior to Ception Therapeutics, Inc., Dr. Desai held various leadership positions at Centocor, Inc., AAI Pharma Development Services, Aronex Pharmaceuticals, Inc. and Novartis Pharmaceuticals. Dr. Desai has a Ph.D. in Pharmaceutical Sciences from the University of Arizona, Tucson and a Master’s degree in Pharmacology and Bachelor’s degree in Pharmacy from the University of Mumbai, Mumbai, India. Dr. Desai has contributed to several commercial biologic products (Botox, Cinquair, Simponi, Remicade, ReoPro, Retavase and Eprex) and pharmaceutical products (Azopt and Volfenol) and late-stage clinical products including abicipar pegol.
Suresh K. Khemani.   Upon consummation of the Business Combination, Mr. Khemani will serve as New Scilex’s Senior Vice President and Chief Commercial Officer. He has served as Scilex’s Senior Vice President and Chief Commercial Officer since March 2019. Mr. Khemani has served as a strategic commercial consultant at Cytokinetics, Inc., a publicly-traded biopharmaceutical company that develops muscle activators, since October 2013. Prior to Cytokinetics, Mr. Khemani served as Vice President of Commercial and Medical Affairs at Knopp Biosciences LLC from September 2010 to September 2013. Mr. Khemani has over 25 years of senior management experience in the industry and successfully launched both specialty and large market products. His therapeutic areas include pain, neurology, oncology, immunology and cardiovascular disease. Mr. Khemani is a board member of Full Spectrum Genetics, Inc., a private antibody technology company. Mr. Khemani received a Bachelor’s degree in pharmacology from K.M.K. College of Pharmacy. Mr. Khemani is a registered pharmacist licensed to practice in California and New Jersey.
Dmitri V. Lissin, M.D.   Upon consummation of the Business Combination, Dr. Lissin will serve as New Scilex’s Senior Vice President and Chief Medical Officer. Dr. Lissin has served as Scilex’s Senior Vice President and Chief Medical Officer since March 2019. Dr. Lissin has served as the Chief Medical Officer and Senior Vice President of Clinical Development and Medical Affairs of Semnur since July 2015. Prior to Semnur, from September 2011 to August 2015, Dr. Lissin was Vice President of Clinical Development at XenoPort, Inc., responsible for conducting multiple clinical research programs in neurology and dermatology. From August 2006 to September 2011, Dr. Lissin directed a clinical research team and served as a member of the Executive Committee at DURECT Corporation, designing and executing clinical trials in chronic nociceptive, neuropathic and acute post-operative pain, which led to successful licensing deals and NDA filings. From 1998 to 2006, Dr. Lissin managed various clinical research and development programs at Titan Pharmaceuticals, Inc., Aerogen Ltd. and Synarc Inc. Dr. Lissin has broad expertise with proprietary drug-delivery technologies applied to therapeutic products spanning numerous clinical areas, including pain and neurological disorders. He received his post-doctoral training at the University of California, San Francisco, and his M.D. degree through an exchange program between Russian National Medical University and Harvard Medical School.
Non-employee Directors
Dorman Followwill.   Upon consummation of the Business Combination, Mr. Followwill will serve as a member of the New Scilex Board. He has served as a director of Scilex since April 2022, as a director of Sorrento since October 2017 and as its lead independent director since August 2020. Mr. Followwill was

Senior Partner of Transformational Health at Frost & Sullivan, a business consulting firm involved in market research and analysis, growth strategy consulting and corporate training across multiple industries, from 2016 to September 2020. Prior to that time, he served in various roles at Frost & Sullivan, including Partner on the Executive Committee managing the P&L of the business in Europe, Israel and Africa, and Partner overseeing the Healthcare and Life Sciences business in North America, since initially joining Frost & Sullivan to help found the Consulting practice in January 1988. Mr. Followwill has more than 30 years of organizational leadership and management consulting experience, having worked on hundreds of consulting projects across all major regions and across multiple industry sectors, each project focused around the strategic imperative of growth. He holds a B.A. from Stanford University in The Management of Organizations. The Scilex Board believes that Mr. Followwill’s extensive knowledge and understanding of the healthcare and life sciences industries qualify him to serve on the New Scilex Board.
Laura J. Hamill.   Upon consummation of the Business Combination, Ms. Hamill will serve as a member of the New Scilex Board. Ms. Hamill has served as a director of Scilex since April 2022 and has extensive experience in the biopharmaceutical industry, with over 30 years of global commercial operational roles in a variety of executive leadership positions. Since mid-2019, Ms. Hamill has served as the founder and a consultant at Hamill Advisory Group, LLC. From September 2018 to July 2019, Ms. Hamill served as the Executive Vice President, Worldwide Commercial Operations at Gilead Sciences, Inc., a research-based biopharmaceutical company, where she was responsible for leading the company’s global commercial strategic direction and delivering annual revenue of $20 billion. Prior to joining Gilead, Ms. Hamill held a number of U.S. and international executive positions at Amgen Corporation, a biotechnology company focused on discovering and delivering innovative human therapeutics, from July 2000 to August 2018, most recently as Senior Vice President, U.S. Commercial Operations. During her time at Amgen, Ms. Hamill established the company’s intercontinental region and managed the company’s international marketing and business operations while living abroad in Switzerland for three years. She also served as a member of the company’s corporate governance team, such as business development, global commercial operations, the Amgen foundation and chair for the company’s Senior Women’s Leadership Council. In addition, Ms. Hamill previously held a variety of executive roles in the biopharmaceutical industry, including positions at Klemtner Inc. and F. Hoffmann-La Roche AG. Ms. Hamill has served on the board of directors of a number of public companies, including AnaptysBio, Inc. since September 2019, Y-mAbs Therapeutics, Inc. since April 2020, Pardes Biosciences, Inc. since August 2021 and BB Biotech AG since March 2022. She previously served as a director at Acceleron Pharma Inc. (acquired by Merck) from September 2020 to December 2021. Ms. Hamill holds a B.A. in business administration from the University of Arizona. The Scilex Board believes that Ms. Hamill is qualified to serve on the New Scilex Board because of her extensive leadership experience in the biopharmaceutical industry and her global commercial operations and strategic planning expertise.
Tien-Li Lee, M.D.   Upon consummation of the Business Combination, Dr. Lee will serve as a member of the New Scilex Board. Dr. Lee has served as a director of Scilex since March 2019 and as a director of Scilex Pharma since November 2018. Dr. Lee has over 20 years of experience as a biotechnology innovator and executive who has been integrally involved with the founding or advancement of several biopharmaceutical companies. He is the founder and has served as the Chief Executive Officer of Aardvark Therapeutics, Inc. since March 2017. Prior to that, Dr. Lee joined NantKwest, Inc., a publicly-traded immunotherapy company in 2014 and served as its Chief Strategy Officer until March 2017. His experience includes therapeutics for immunology, cardiovascular, oncology, neurology, and infectious disease indications. Dr. Lee is also an inventor or co-inventor of multiple biomedical and biotechnology innovations, licensed or assigned to several companies for development including NantKwest, Inc., Simcere Pharmaceutical Group, Cellics Therapeutics, Inc., Sorrento and Aardvark Therapeutics, Inc. Dr. Lee earned his M.D. degree from the University of California, San Diego and his B.A. degree from the University of California, Berkeley in Molecular Biology. The Scilex Board believes that Dr. Lee is qualified to serve on the New Scilex Board because of his experience in management roles at life sciences companies and extensive academic and professional background in the field of biotechnology.
David Lemus.   Upon consummation of the Business Combination, Mr. Lemus will serve as a member of the New Scilex Board. He has served as a director of Scilex since April 2022 and as a director of Sorrento since October 2017. Mr. Lemus has served as Chief Executive Officer of IronShore Pharmaceuticals Inc. since January 2020 as well as the founder and Chief Executive Officer of LEMAX LLC since 2017. He also currently serves as a non-executive board member of Silence Therapeutics, plc and BioHealth Innovation, Inc. and served previously on several other boards of public and private companies as a non-executive director. He served from November 2017 to September 2018 as the Chief Operating Officer and Chief Financial Officer of Proteros biosciences GmbH. Previously, from January 2016 to May 2017, he served as Interim Chief Financial Officer and Chief Operating Officer of Medigene AG. Prior to that time, at Sigma Tau Pharmaceuticals, Inc., he served as Chief Executive Officer from January 2013 to July 2015, as Chief Operating Officer from March 2012 to December 2012, and as V.P. Finance from July 2011 to February 2012. Mr. Lemus previously served as Chief Financial Officer and Executive V.P. of MorphoSys AG from January 1998 to May 2011. Prior to his role at MorphoSys AG, he held various positions, including Operations Manager and Controller (Pharma International Division) and Global IT Project Manager (Pharma Division) at F. Hoffmann-La Roche AG, Group Treasurer of Lindt & Spruengli AG and Treasury Consultant for Electrolux AB. Mr. Lemus received a M.S. from the Massachusetts Institute of Technology Sloan School of Management in 1988 and a B.S. in Accounting from the University of Maryland in 1984. Mr. Lemus is also a certified public accountant licensed in the State of Maryland. The Scilex Board believes that Mr. Lemus’ extensive accounting and financial background and business experience in the life sciences industry qualify him to serve on the New Scilex Board.
Tommy Thompson.   Upon consummation of the Business Combination, Mr. Thompson will serve as a member of the New Scilex Board. Mr. Thompson has served on the Scilex Board since July 2022. Mr. Thompson currently serves as the Chief Executive Officer of Thompson Holdings, a consulting firm. From July 2020 to March 2022, Mr. Thompson served as University of Wisconsin System President. From 2005 to 2012, Mr. Thompson was a partner in the law firm of Akin Gump Strauss Hauer & Feld LLP in Washington, D.C, and as an Adjunct Senior Advisor from 2017 to 2020. February 2005 to January 2011, Mr. Thompson served as President of Logistics Health, Inc., a provider of medical readiness and homeland security solutions. Prior to entering the private sector in 2005, Mr. Thompson enjoyed a long and distinguished career in public service. From February 2001 to January 2005, Mr. Thompson served as the former Secretary of the U.S. Department of Health & Human Services, where he served as the nation’s leading advocate for the health and welfare of all Americans. Prior to that, Mr. Thompson served four terms as Governor of Wisconsin from January 1987 to February 2001, where he was best known for his efforts to revitalize the Wisconsin economy, for his national leadership on welfare reform, and for his work toward expanding health care access across all segments of society. Mr. Thompson currently serves as Chairman of the board of directors of Physicians Realty Trust (NYSE: DOC) and of TherapeuticsMD, Inc. and also serves as a member of the board of directors of United Therapeutics Corporation (Nasdaq: UTHR). He previously served on the boards of directors of various other companies, including Logistics Health, Inc. Health Solutions, a health care consulting company, C. R. Bard, Inc. (NYSE: BCR), Centene Corporation (NYSE: CNC), Plus Therapeutics, Inc. (formerly Cytori Therapeutics, Inc.) (Nasdaq: PSTV), CareView Communications, Inc. (OTCQB: CRVW), Vyant Bio, Inc. (formerly Cancer Genetics, Inc.) (Nasdaq: VYNT), and Pure Bioscience, Inc. (Nasdaq: PURE). Mr. Thompson received both his B.S. and J.D. from the University of Wisconsin-Madison. The Scilex Board believes that Mr. Thompson is qualified to serve on the New Scilex Board because of his experience in public service, particularly his services and knowledge related to the health care industry as a whole, and extensive board experience.
Family Relationships
There are no family relationships among any of the individuals who shall serve as the directors or executive officers of New Scilex following the consummation of the Business Combination.
Composition of the New Scilex Board
New Scilex’s business and affairs will be managed under the direction of the New Scilex Board. New Scilex anticipates that the New Scilex Board will consist of seven members upon Closing of the Business Combination. Dr. Ji will serve as Executive Chairperson of the New Scilex Board. The primary responsibilities of the New Scilex Board will be to provide oversight, strategic guidance, counseling and direction to New Scilex’s management. The New Scilex Board will meet on a regular basis and on an ad hoc basis as required.
In accordance with the terms of the Proposed Charter and the Proposed Bylaws, each of which will become effective immediately prior to and upon the completion of the Business Combination, the New Scilex Board will be divided into three classes with staggered three-year terms, as follows:

•
The Class I directors will be Dorman Followwill, David Lemus, and Tommy Thompson and their term will expire at the annual meeting of stockholders to be held in 2023;

•
The Class II directors will be Tien-Li Lee, M.D. and Laura J. Hamill and their term will expire at the annual meeting of stockholders to be held in 2024; and

•
The Class III directors will be Henry Ji, Ph.D. and Jaisim Shah and their term will expire at the annual meeting of stockholders to be held in 2025.

At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election. The authorized number of directors that shall constitute the New Scilex Board will be determined exclusively by the New Scilex Board; provided that, at any time the Sorrento Group beneficially owns, in the aggregate, at least 50% in voting power of the then-outstanding shares of New Scilex’s capital stock entitled to vote generally in the election of directors, the stockholders may also fix the number of directors by resolutions adopted by the stockholders. Any increase or decrease in the number of directors will be apportioned among the three classes so that, as nearly equal as practicable, each class will consist of one-third of the directors. No decrease in the number of directors constituting the New Scilex Board will shorten the term of any incumbent director. New Scilex’s directors may be removed with or without cause by the affirmative vote of the holders of a majority in voting power of the then-outstanding shares of New Scilex’s capital stock entitled to vote generally in the election of such directors; provided, however, that, from and after the Sorrento Trigger Event any such director or all such directors may be removed only for cause and only by the affirmative vote of the holders of at least 66 2∕3% in voting power of all the then-outstanding shares of New Scilex’s capital stock entitled to vote thereon, voting together as a single class.
Subject to applicable law and the Proposed Charter and subject to the rights of the holders of any series of New Scilex Preferred Stock, any vacancy on the New Scilex Board may be filled by the New Scilex Board or the stockholders of New Scilex; provided, however, that from and after the Sorrento Trigger Event, any such vacancy shall be filled only by the New Scilex Board and not by the stockholders of New Scilex. Any director elected in accordance with the preceding sentence shall hold office until the annual meeting of stockholders for the election of directors of the class to which he or she has been appointed and until his or her successor has been duly elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, removal or disqualification.
Controlled Company Exemption
After the completion of the Business Combination, Sorrento will continue to control a majority of the voting power for the election of directors. As a result, New Scilex will be a “controlled company” within the meaning of the Nasdaq Listing Rules.
Under the Nasdaq Listing Rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including, but not limited to, the requirements (i) that a majority of its board of directors consist of independent directors, (ii) that its board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (iii) that director nominees must be selected or recommended for the board’s selection, either by independent directors constituting a majority of the board’s independent directors in a vote in which only independent directors participate, or a nominating and corporate governance committee comprised solely of independent directors with a written charter addressing the committee’s purpose and responsibilities. While New Scilex does not presently intend to rely on these exemptions, New Scilex may opt to utilize these exemptions in the future as long as it remains a controlled company. Accordingly, New Scilex stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If New Scilex ceases to be a “controlled company” and its shares of common stock continue to be listed on Nasdaq, New Scilex will be required to comply with these standards and, depending on the New Scilex Board’s independence determination with respect to its then-current directors, New Scilex may be required to add additional directors to the New Scilex Board in order to achieve such compliance within the applicable transition periods. See the section entitled “Risk Factors — Following the Business Combination, New Scilex will be a controlled company within the meaning of the Nasdaq Listing Rules and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements. Stockholders of New Scilex may not have the same protection afforded to stockholders of companies that are subject to such governance requirements.”
Director Independence
Under the Nasdaq Listing Rules, a majority of the members of the New Scilex Board must satisfy Nasdaq's criteria for “independence.” As a “controlled company”, New Scilex is largely exempted from such requirements. Upon the consummation of the Business Combination, the New Scilex Board is expected to determine that each of the directors on the New Scilex Board, other than Dr. Ji and Mr. Shah (as a result of their positions as New Scilex’s Executive Chairperson and New Scilex’s Chief Executive Officer, respectively), will qualify as independent directors, as defined by Rule 5605(a)(2) of the Nasdaq Listing Rules and the New Scilex Board will consist of a majority of “independent directors” as defined under the rules of the SEC and Nasdaq relating to director independence requirements. In addition, New Scilex will be subject to the rules of the SEC and Nasdaq relating to the membership, qualifications and operations of the audit committee, as discussed below.
Role of Board in Risk Oversight Process
Risk assessment and oversight are an integral part of Scilex’s governance and management processes. The Scilex Board encourages management to promote a culture that incorporates risk management into its corporate strategy and day-to-day business operations. Management discusses strategic and operational (including cybersecurity) risks at regular management meetings, and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing Scilex. Throughout the year, senior management reviews these risks with the Scilex Board at regular board meetings as part of management presentations that focus on particular business functions, operations or strategies, and presents the steps taken by management to mitigate or eliminate such risks.
Effective upon the Closing of the Business Combination, the New Scilex Board will be responsible for overseeing the company’s overall risk management process. The responsibility for managing risk rests with executive management while the committees of the New Scilex Board and the New Scilex Board as a whole participate in the oversight process. The New Scilex Board’s risk oversight process builds upon management’s risk assessment and mitigation processes, which include reviews of long-term strategic and operational planning, executive development and evaluation, regulatory and legal compliance and financial reporting and internal controls with respect to areas of potential material risk, including operations, finance, legal, regulatory, cybersecurity, strategic and reputational risk.
Board Leadership Structure
The Proposed Bylaws will provide the New Scilex Board with the discretion to combine or separate the positions of Chief Executive Officer and Executive Chairperson of the New Scilex Board. The Scilex Board is, and the New Scilex Board is expected to be, chaired by Dr. Ji. The New Scilex Board believes that separation of the positions of Chief Executive Officer and Executive Chairperson of the New Scilex Board creates an environment that encourages objective oversight of management’s performance and enhances the effectiveness of the New Scilex Board as a whole. New Scilex believes that this separation of responsibilities will provide a balanced approach to managing the New Scilex Board and overseeing the company. However, the New Scilex Board will continue to periodically review its leadership structure and may make such changes in the future as it deems appropriate.
Board Diversity
In evaluating a director candidate’s qualifications, the New Scilex Board will assess whether a candidate possesses the integrity, judgment, knowledge, experience, skills and expertise that are likely to enhance New Scilex’s ability, as well as the ability of the committees of the New Scilex Board, to manage and direct New Scilex’s affairs and business. The New Scilex Board may consider many factors, such as personal and professional integrity, ethics and values; experience in corporate management, such as serving as an officer or former officer of a publicly-held company; and experience as a board member or executive officer of another publicly-held company. In addition, the New Scilex Board may consider diversity in identifying potential director nominees, including diversity of expertise and experience in substantive matters pertaining to New Scilex’s business relative to other board members and diversity of background and perspective, including, but not limited to, with respect to age, gender, race, place of residence and specialized experience.
Committees of the New Scilex Board
Effective upon the Closing of the Business Combination, the New Scilex Board will reconstitute the audit committee, compensation committee and nominating and corporate governance committee. The New Scilex Board will adopt a new charter for each of these committees, which will comply with the applicable requirements of current Nasdaq Listing Rules. Following the Closing of the Business Combination, copies of the charters for each committee will be available on the investor relations portion of New Scilex’s website. The composition and responsibilities of each of the committees of the New Scilex Board are as set forth below. Members will serve on these committees until their resignation or removal or until otherwise determined by the New Scilex Board.
Audit Committee
New Scilex’s audit committee will consist of David Lemus, Laura J. Hamill and Dorman Followwill, with David Lemus serving as the chairperson of the committee. Each of the members of the audit committee will satisfy the independence requirements under the applicable Nasdaq Listing Rules and SEC rules. Each member of the audit committee can read and understand fundamental financial statements under the applicable rules and regulations of the SEC and Nasdaq Listing Rules.
The responsibilities of the audit committee will be included in a written charter. The audit committee will assist the New Scilex Board in fulfilling the New Scilex Board’s oversight responsibilities with respect to New Scilex’s accounting and financial reporting processes, the systems of internal control over financial reporting and audits of financial statements and reports, the performance of New Scilex’s internal audit function, the quality and integrity of New Scilex’s financial statements and reports, the qualifications, independence and performance of New Scilex’s independent registered public accounting firm, and New Scilex’s compliance with legal and regulatory requirements. For this purpose, the audit committee performs several functions. The audit committee’s responsibilities will include, among others:
•
appointing, determining the compensation of, retaining, overseeing and evaluating New Scilex’s independent registered public accounting firm and any other registered public accounting firm engaged for the purpose of performing other review or attest services for New Scilex;

•
prior to commencement of the audit engagement, reviewing and discussing with the independent registered public accounting firm a written disclosure by the prospective independent registered public accounting firm of all relationships between New Scilex, or persons in financial oversight roles with New Scilex, and such independent registered public accounting firm or their affiliates;

•
determining and approving engagements of the independent registered public accounting firm, prior to commencement of the engagement, and the scope of and plans for the audit;

•
monitoring the rotation of partners of the independent registered public accounting firm on New Scilex’s audit engagement;

•
reviewing with management and the independent registered public accounting firm any fraud that includes management or other employees who have a significant role in New Scilex’s internal control over financial reporting and any significant changes in internal controls;

•
establishing and overseeing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

•
reviewing the results of management’s efforts to monitor compliance with New Scilex’s programs and policies designed to ensure compliance with laws and rules;

•
overseeing New Scilex’s programs, policies and procedures related to New Scilex’s information technology systems, including information asset security and data protection; and

•
reviewing and discussing with management and the independent registered public accounting firm the results of the annual audit and the independent registered public accounting firm’s assessment of the quality and acceptability of New Scilex’s accounting principles and practices and all other matters required to be communicated to the audit committee by the independent registered public accounting firm under generally accepted accounting standards, the results of the independent registered public accounting firm’s review of New Scilex’s quarterly financial information prior to public disclosure and New Scilex’s disclosures in its periodic reports filed with the SEC.

David Lemus, Laura J. Hamill and Dorman Followwill will each qualify as an audit committee financial expert within the meaning of SEC regulations and meet the financial sophistication requirements under the Nasdaq Listing Rules. New Scilex’s independent registered public accounting firm and New Scilex management will periodically meet separately with the audit committee.
The audit committee will review, discuss and assess its own performance and composition at least annually. The audit committee will also periodically review and assesses the adequacy of its charter, including its role and responsibilities as outlined in its charter, and recommend any proposed changes to the New Scilex Board for its consideration and approval.
The composition and functioning of the audit committee will comply with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC rules and Nasdaq Listing Rules. New Scilex intends to comply with future requirements to the extent they become applicable to New Scilex.
Compensation Committee
New Scilex’s compensation committee will consist of Tien-Li Lee, M.D., Dorman Followwill and Laura J. Hamill, with Tien-Li Lee, M.D. serving as the chairperson of the committee. Tien-Li Lee, M.D., Dorman Followwill and Laura J. Hamill will each satisfy the independence requirements under the Nasdaq Listing Rules. Each of the members of the compensation committee will be a non-employee director as defined in Rule 16b-3 promulgated under the Exchange Act and will satisfy Nasdaq independence requirements. The compensation committee will act on behalf of the New Scilex Board to fulfill the New Scilex Board’s responsibilities in overseeing the company’s compensation policies, plans and programs; and in reviewing and determining the compensation to be paid to the executive officers and non-employee directors of New Scilex. The responsibilities of the compensation committee are included in its written charter. The compensation committee’s responsibilities will include, among others:
•
reviewing, modifying and approving (or, if it deems appropriate, making recommendations to the New Scilex Board regarding) New Scilex’s overall compensation strategy and policies, and reviewing, modifying and approving corporate performance goals and objectives relevant to the compensation of New Scilex’s executive officers and other senior management;

•
determining and approving (or, if it deems appropriate, recommending to the New Scilex Board for determination and approval) the compensation and terms of employment of New Scilex’s Chief Executive Officer, including seeking to achieve an appropriate level of risk and reward in determining the long-term incentive component of the compensation of the Chief Executive Officer;

•
determining and approving (or, if it deems appropriate, recommending to the New Scilex Board for determination and approval) the compensation and terms of employment of New Scilex’s executive officers and other members of senior management;

•
reviewing and approving (or, if it deems appropriate, making recommendations to the New Scilex Board regarding) the terms of employment agreements and severance agreements;

•
change-of-control protections and other compensatory arrangements for New Scilex’s executive officers and other members of senior management;

•
conducting periodic reviews of the base compensation levels of all of New Scilex’s employees generally;

•
reviewing and approving the type and amount of compensation to be paid or awarded to non-employee directors;

•
reviewing and approving the adoption, amendment and termination of New Scilex’s equity incentive plans, stock appreciation rights plans, pension and profit sharing plans, incentive plans, stock bonus plans, stock purchase plans, bonus plans, deferred compensation plans, 401(k) plans, supplemental retirement plans and similar programs, if any; and administering all such plans, establishing guidelines, interpreting plan documents, selecting participants, approving grants and awards and exercising such other power and authority as may be permitted or required under such plans; and

•
reviewing New Scilex’s incentive compensation arrangements to determine whether such arrangements encourage excessive risk-taking, reviewing and discussing at least annually the relationship between New Scilex’s risk management policies and practices and compensation and evaluating compensation policies and practices that could mitigate any such risk.

In addition, once New Scilex ceases to be an “emerging growth company,” as defined in the JOBS Act, the responsibilities of the compensation committee will also include:
•
reviewing and recommending to the New Scilex Board for approval the frequency with which New Scilex conducts a vote on executive compensation, taking into account the results of the most recent stockholder advisory vote on the frequency of the vote on executive compensation, and reviewing and approving the proposals regarding the frequency of the vote on executive compensation to be included in New Scilex’s annual meeting proxy statements; and

•
reviewing and discussing with management New Scilex’s Compensation Discussion and Analysis, and recommending to the New Scilex Board that the Compensation Discussion and Analysis be approved for inclusion in New Scilex’s annual reports on Form 10-K, registration statements and New Scilex’s annual meeting proxy statements.

Under its charter, the compensation committee may form, and delegate authority to, subcommittees as appropriate. The compensation committee will review, discuss and assess its own performance and composition at least annually. The compensation committee will also periodically review and assess the adequacy of its charter, including its role and responsibilities as outlined in its charter, and recommend any proposed changes to the New Scilex Board for its consideration and approval.
The composition and functioning of the compensation committee will comply with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC rules and Nasdaq Listing Rules. New Scilex intends to comply with future requirements to the extent they become applicable to New Scilex.
Nominating and Corporate Governance Committee
New Scilex’s nominating and corporate governance committee will consist of Tien-Li Lee, M.D., Dorman Followwill and Laura J. Hamill, with Dorman Followwill serving as the chairperson of the committee. Tien-Li Lee, M.D., Dorman Followwill and Laura J. Hamill will each satisfy the independence requirements under the Nasdaq Listing Rules. The responsibilities of the nominating and corporate governance committee are included in its written charter. The nominating and corporate governance committee will act on behalf of the New Scilex Board to fulfill the New Scilex Board’s responsibilities in overseeing all aspects of the company’s nominating and corporate governance functions. The responsibilities of the nominating and corporate governance committee will include, among others:
•
making recommendations to the New Scilex Board regarding corporate governance issues;

•
identifying, reviewing and evaluating qualified candidates to serve as directors (consistent with criteria approved by the New Scilex Board);

•
determining the minimum qualifications for service on the New Scilex Board;

•
reviewing and evaluating incumbent directors;

•
instituting and overseeing director orientation and director continuing education programs;

•
serving as a focal point for communication between candidates, non-committee directors and New Scilex’s management;

•
recommending to the New Scilex Board for selection candidates to serve as nominees for director for the annual meeting of stockholders;

•
making other recommendations to the New Scilex Board regarding matters relating to the directors;

•
reviewing succession plans for New Scilex’s Chief Executive Officer and its other executive officers;

•
reviewing and overseeing matters of corporate responsibility and sustainability, including potential long- and short-term trends and impacts to New Scilex’s business of environmental, social and governance issues, and its public reporting on these topics; and

•
considering any recommendations for nominees and proposals submitted by stockholders.

The nominating and corporate governance committee will periodically review, discuss and assess the performance of the New Scilex Board and the committees of the New Scilex Board. In fulfilling this responsibility, the nominating and corporate governance committee will seek input from senior management, the New Scilex Board and others. In assessing the New Scilex Board, the nominating and corporate governance committee will evaluate the overall composition of the New Scilex Board, the New Scilex Board’s contribution as a whole and its effectiveness in serving New Scilex’s best interests and the best interests of New Scilex’s stockholders. The nominating and corporate governance committee will review, discuss and assess its own performance and composition at least annually. The nominating and corporate governance committee will also periodically review and assess the adequacy of its charter, including its role and responsibilities as outlined in its charter, and recommend any proposed changes to the New Scilex Board for its consideration and approval.
The composition and functioning of the nominating and corporate governance committee will comply with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC rules and Nasdaq Listing Rules. New Scilex intends to comply with future requirements to the extent they become applicable to New Scilex.
Code of Business Conduct and Ethics
New Scilex intends to adopt a written code of business conduct and ethics, effective immediately prior to the Closing of the Business Combination, which will apply to New Scilex’s directors, officers and employees, including New Scilex’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Upon the Closing of the Business Combination, a current copy of New Scilex’s code of business conduct and ethics will be posted on its website at www.scilexholding.com. Information contained on or accessible through such website is not a part of this proxy statement/prospectus, and the inclusion of the website address in this proxy statement/prospectus is an inactive textual reference only. New Scilex intends to disclose any amendments to its code of business conduct and ethics, or any waivers of its requirements, on its website to the extent required by the applicable rules and exchange requirements.
Compensation Committee Interlocks and Insider Participation
None of the intended members of New Scilex’s compensation committee is currently, or has been at any time in the past year, one of Scilex’s officers or employees. Other than Dr. Ji and Mr. Shah, none of New Scilex’s expected executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the New Scilex Board or compensation committee. Please see the section of this proxy statement/prospectus titled “Scilex’s Executive Compensation” for information regarding the compensation of Dr. Ji and Mr. Shah.
Limitation of Liability and Indemnification of Directors and Officers
The Proposed Charter and the Proposed Bylaws, which will become effective immediately prior to the consummation of the Business Combination, will contain provisions that limit the liability of New Scilex’s directors for monetary damages to the fullest extent permitted by the DGCL. Consequently, New Scilex’s directors will not be personally liable to New Scilex or its stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:
•
any breach of their duty of loyalty to New Scilex or its stockholders;

•
acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•
unlawful payments of dividends or unlawful stock repurchases or redemptions in violation of the DGCL; or

•
any transaction from which the director derived an improper personal benefit.

The Proposed Charter will also provide that if the DGCL is amended to permit further elimination or limitation of the personal liability of directors, then the liability of New Scilex’s directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.
The Proposed Bylaws will provide that New Scilex shall indemnify any person who is or was a director or officer of New Scilex or who is or was serving at New Scilex’s request as a director, officer or trustee of another corporation, limited liability company, partnership, joint venture, employee benefit plan, trust, nonprofit entity or other enterprise (a “Covered Person”), and who is or was a party to, is threatened to be made a party to, or is otherwise involved (including as a witness) in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative based on such person’s actions in his or her official capacity as a director or officer of New Scilex or as a director, officer or trustee of another corporation, limited liability company, partnership, joint venture, employee benefit plan, trust, nonprofit entity or other enterprise (to the extent serving in such position at the request of New Scilex), in each case against all liability and loss suffered (including, without limitation, any judgments, fines, excise taxes or penalties arising under the Employee Retirement Income Security Act of 1974 and amounts paid in settlement consented to in writing by New Scilex) and expenses (including attorneys’ fees), actually and reasonably incurred by such person in connection therewith, subject to certain conditions. In addition, the Proposed Bylaws will provide that New Scilex may, to the fullest extent permitted by law, (i) advance costs, fees or expenses (including attorneys’ fees) incurred by a Covered Person defending or participating in any proceeding in advance of the final disposition of such proceeding, subject to certain exceptions, and (ii) purchase and maintain insurance, at New Scilex’s expense, to protect New Scilex and any person who is or was a director, officer, employee or agent of New Scilex or is or was a director, officer, employee or agent of New Scilex serving at its request as a director, officer, employee or agent of another corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability, expense or loss, whether or not New Scilex would have the power or obligation to indemnify such person against such liability, expense or loss under the DGCL or the provisions of the Proposed Bylaws.
Upon the consummation of the Business Combination, New Scilex expects to enter into indemnification agreements with each of its directors and executive officers as determined by the New Scilex Board. These agreements, among other things, will require New Scilex to indemnify its directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements will also require New Scilex to advance all expenses actually and reasonably incurred by the directors and executive officers in connection with any proceeding. New Scilex believes that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers. New Scilex will also maintain directors’ and officers’ liability insurance.
The above description of the indemnification provisions of the Proposed Charter, the Proposed Bylaws and the indemnification agreements is not complete and is qualified in its entirety by reference to these documents, each of which is filed as an exhibit to the registration statement of which this proxy statement/prospectus is a part.
Certain of New Scilex’s non-employee directors may, through their relationships with their employers, be insured or indemnified against certain liabilities incurred in their capacity as members of the New Scilex Board.

The limitation of liability and indemnification provisions in the Proposed Charter and the Proposed Bylaws may discourage stockholders from bringing a lawsuit against New Scilex’s directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against New Scilex’s directors and officers, even though an action, if successful, might benefit New Scilex and its stockholders. In addition, a stockholder’s investment may be adversely affected to the extent New Scilex pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, New Scilex has been informed that in the opinion of the SEC, such indemnification is against public policy and is therefore unenforceable.
At present, there is no pending litigation or proceeding involving any of Scilex’s or New Scilex’s directors or executive officers as to which indemnification is required or permitted, and Scilex and New Scilex are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth information regarding (i) the actual beneficial ownership of Vickers Ordinary Shares as of July 1, 2022 pre-Business Combination and (ii) the expected beneficial ownership of New Scilex Common Stock immediately after the consummation of the Business Combination assuming that no public shares are redeemed, and alternatively in separate scenarios that 5,835,837 and 9,726,395 public shares are redeemed, by:
•
each person or “group” (as such term is used in Section 13(d)(3) of the Exchange Act) known by Vickers to be the beneficial owner of more than 5% of shares of Vickers Ordinary Shares pre-Business Combination

•
each person or “group” known by Vickers who is expected to be the beneficial owner of more than 5% of New Scilex Common Stock immediately post-Business Combination;

•
each of Vickers’s current executive officers and directors, and all executive officers and directors of Vickers as a group, in each case pre-Business Combination; and

•
each person who will become an executive officer or director of New Scilex, and all executive officers and directors of New Scilex as a group, in each case pre-Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. Unless otherwise indicated, Vickers believes, based on information available to it, that all persons named in the table have sole voting and investment power with respect to all Vickers Ordinary Shares beneficially owned by them.
The beneficial ownership of Vickers Ordinary Shares pre-Business Combination is based on 13,176,395 Vickers Ordinary Shares (including 9,726,395 public shares and 3,450,000 founder shares) outstanding as of July 1, 2022.
The beneficial ownership below excludes the shares underlying the Public Warrants and the Private Placement Warrants because those securities are not exercisable within 60 days of this proxy statement/prospectus and are contingent upon the consummation of the Business Combination. The beneficial ownership information below also excludes the shares expected to be issued or reserved under the Equity Incentive Plan and the ESPP, as well as shares underlying unvested stock options.
The expected beneficial ownership of New Scilex Common Stock post-Business Combination set forth below reflects the “no redemptions” scenario, the “interim redemption” scenario and the “maximum redemption” scenario.

•
With respect to the “no redemptions” scenario, the expected beneficial ownership of New Scilex Common Stock post-Business Combination has been determined based on the following assumptions: (i) that none of the Vickers Ordinary Shares are redeemed (no redemptions scenario), (ii) that none of the investors set forth in the table below has purchased or purchases shares of Vickers Ordinary Shares (pre-Business Combination) or New Scilex Common Stock (post-Business Combination), (iii) that 125,714,240 shares of New Scilex Common Stock are issued in the Business Combination (such number of shares being based upon 197,566,338 shares of Scilex Common Stock outstanding as of July 1, 2022 and an exchange ratio of approximately 0.64), and (iv) there will be an aggregate of 138,890,635 shares of New Scilex Common Stock issued and outstanding at Closing.

•
With respect to the “interim redemptions” scenario, the expected beneficial ownership of New Scilex Common Stock post-Business Combination has been determined based on the following assumptions: (i) that holders of 5,835,837 public shares exercise their redemption rights resulting in 3,890,558 public shares remaining outstanding (interim redemption scenario), (ii) that none of the investors set forth in the table below has purchased or purchases shares of Vickers Ordinary Shares (pre-Business Combination) or New Scilex Common Stock (post-Business Combination), (iii) that 125,714,240 shares of New Scilex Common Stock are issued in the Business Combination (such number of shares being based upon 197,566,338 shares of Scilex Common Stock outstanding as of

July 1, 2022 and an exchange ratio of approximately 0.64), and (iv) there will be an aggregate of 133,054,798 shares of New Scilex Common Stock issued and outstanding at Closing.

•
With respect to the “maximum redemptions” scenario, the expected beneficial ownership of New Scilex Common Stock post-Business Combination has been determined based on the following assumptions: (i) that holders of 9,726,395 public shares exercise their redemption rights resulting in no public shares remaining outstanding (maximum redemption scenario), (ii) that none of the investors set forth in the table below has purchased or purchases shares of Vickers Ordinary Shares (pre-Business Combination) or New Scilex Common Stock (post-Business Combination), (iii) that 125,714,240 shares of New Scilex Common Stock are issued in the Business Combination (such number of shares being based upon 197,566,338 shares of Scilex Common Stock outstanding as of July 1, 2022 and an exchange ratio of approximately 0.64), and (iv) there will be an aggregate of 129,164,240 shares of New Scilex Common Stock issued and outstanding at Closing.

			Post-Business Combination
	Pre-Business Combination		Assuming No Redemption		Assuming Interim Redemption		Assuming Maximum Redemption
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	% of Class	Number of Shares Beneficially Owned	% of Class	Number of Shares Beneficially Owned	% of Class	Number of Shares Beneficially Owned	% of Class
Directors and executive officers of Vickers prior to the Business Combination(1)
Jeffrey Chi	3,375,000(2)	25.6%	3,375,000	2.4%	3,375,000	2.5%	3,375,000	2.6%
Chris Ho	3,375,000(2)	25.6%	3,375,000	2.4%	3,375,000	2.5%	3,375,000	2.6%
Pei Wei Woo	25,000	*	25,000	*	25,000	*	25,000	*
Suneel Kaji	25,000	*	25,000	*	25,000	*	25,000	*
Steve Myint	25,000	*	25,000	*	25,000	*	25,000	*
All directors and executive officers of Vickers prior to the Business Combination as a group (5 individuals)	3,450,000	26.2%	3,450,000	2.5%	3,450,000	2.6%	3,450,000	2.7%
Directors and executive officers of New Scilex after consummation of the Business Combination(3)
Jaisim Shah(4)	—	*	7,198,713	4.9%	7,198,713	5.1%	7,198,713	5.3%
Henry Ji, Ph.D.(5)	—	*	1,639,606	1.2%	1,639,606	1.2%	1,639,606	1.3%
Elizabeth Czerepak(6)	—	*	270,433	*	270,433	*	270,433	*
Suketu D. Desai, Ph.D.(7)	—	*	283,690	*	283,690	*	283,690	*
Suresh K. Khemani(8)	—	*	365,351	*	365,351	*	365,351	*
Dmitri V. Lissin(9)	—	*	290,584	*	290,584	*	290,584	*
Tien-Li Lee, M.D.(10)	—	*	378,806	*	378,806	*	378,806	*
Dorman Followwill	—	*	—	*	—	*	—	*
Laura J. Hamill	—	*	—	*	—	*	—	*
David Lemus	—	*	—	*	—	*	—	*
Tommy Thompson	—	*	—	*	—	*	—	*
All directors and executive officers following the Business Combination as a group (11 individuals)	—	*	10,427,182	7.0%	10,427,182	7.3%	10,427,182	7.5%
Five Percent Holders:

			Post-Business Combination
	Pre-Business Combination		Assuming No Redemption		Assuming Interim Redemption		Assuming Maximum Redemption
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	% of Class	Number of Shares Beneficially Owned	% of Class	Number of Shares Beneficially Owned	% of Class	Number of Shares Beneficially Owned	% of Class
Vickers Venture Fund VI Pte Ltd.(11)	3,054,499	23.2%	3,054,499	2.2%	3,054,499	2.3%	3,054,499	2.4%
Shaolin Capital Management LLC(12)	1,325,779	10.1%	1,325,779	1.0%	1,325,779	1.0%	1,325,779	1.1%
Hudson Bay Capital Management LP(13)	900,500	6.8%	900,500	*	900,500	*	900,500	*
Sorrento Therapeutics, Inc.(14)	—	*	125,487,819	90.4%	125,487,819	94.3%	125,487,819	97.2%

*
Less than 1%.

(1)
Unless otherwise indicated, the business address of each of the following individuals is 1 Harbourfront Avenue, #16-06 Keppel Bay Tower, Singapore 098632.

(2)
Represents securities held by Vickers Venture Fund VI Pte Ltd and Vickers Venture Fund VI (Plan) Pte Ltd, the Sponsors. Messrs. Chi and Ho have voting and dispositive power over the shares held by the Sponsors through their positions with the Sponsors.

(3)
Unless otherwise indicated, the business address of each of the following individuals is 4955 Directors Place, San Diego, CA 92121.

(4)
Includes 7,198,713 shares subject to options exercisable within 60 days of July 1, 2022.

(5)
Includes 1,639,606 shares subject to options exercisable within 60 days of July 1, 2022.

(6)
Includes 270,433 shares subject to options exercisable within 60 days of July 1, 2022.

(7)
Includes 283,690 shares subject to options exercisable within 60 days of July 1, 2022.

(8)
Includes 365,351 shares subject to options exercisable within 60 days of July 1, 2022.

(9)
Includes 290,584 shares subject to options exercisable within 60 days of July 1, 2022.

(10)
Includes 378,806 shares subject to options exercisable within 60 days of July 1, 2022.

(11)
The business address of Vickers Venture Fund Pte Ltd is 1 Harbourfront Avenue, #16-06 Keppel Bay Tower, Singapore 098632. Dr. Jeffrey Chi and Mr. Chris Ho have voting and dispositive power over these shares.

(12)
Based on Schedule 13G filed with the SEC on February 11, 2022. The business address of Shaolin Capital Management LLC is 7610 NE 4th Court, Suite 104 Miami FL 33138.

(13)
Based on Schedule 13G filed with the SEC on February 3, 2022. The business address of Hudson Bay Capital Management LP is 28 Havemeyer Place, 2nd Floor, Greenwich, Connecticut 06830. Mr. Sander Gerber shares voting and dispositive power over these shares.

(14)
The business address of Sorrento Therapeutics, Inc. is 4955 Directors Place, San Diego, CA 92121.

DESCRIPTION OF VICKERS’S SECURITIES
Unless the context otherwise requires, for purposes of this section, the terms “we,” “us,” “our,” “the Company” or Corp. I prior to the consummation of the Business Combination.
General
Pursuant to our Current Charter, our authorized shares consists of 200,000,000 Vickers Ordinary Shares, par value $0.0001, and 1,000,000 preference shares, par value $0.0001. As of the date of this proxy statement/prospectus,         Vickers Ordinary Shares are issued and outstanding. No preference shares are issued or outstanding. The following description summarizes the material terms of our securities. Because it is only a summary, it may not contain all the information that is important to you. For a complete description you should refer to our Current Charter, the Warrant Agreement, and to the applicable provisions of Cayman Islands law.
Units
Each Unit consists of one Vickers Ordinary Share and one-half of one warrant upon consummation of our initial business combination.
Vickers Ordinary Shares
Our shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders. In connection with any vote held to approve our initial business combination, our Sponsors, as well as all of our officers and directors, have agreed to vote their respective Vickers Ordinary Shares owned by them immediately prior to the Business Combination and any shares purchased in the Business Combination or following the Business Combination in the open market, including any shares included in Vickers Ordinary Shares acquired in the Business Combination or in the aftermarket, in favor of the Business Combination.
We will consummate our initial business combination only if we have net tangible assets of at least $5,000,001 either immediately prior to or upon such consummation and, solely if a vote is held to approve a business combination, a majority of the outstanding shares of common stock voted are voted in favor of the Business Combination.
The Vickers Board is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares eligible to vote for the election of directors can elect all of the directors.
Pursuant to our Current Charter, if we do not consummate our initial business combination by January 11, 2023, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and the Vickers Board, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to our obligations under applicable law to provide for claims of creditors and the requirements of other applicable law. The Sponsors have agreed to waive their rights to share in any distribution with respect to their founder shares if the company fails to complete a Business Combination by January 11, 2023. On January 6, 2022, the Sponsors deposited an aggregate of $1,035,000 into the Trust Account established in connection with our IPO. The deposit was required to provide us with an additional three months to consummate an initial business combination pursuant to our Current Charter. On April 10, 2022, the Sponsors deposited an additional $1,035,000 into the Trust Account. The April 2022 Deposit was also required to provide us with an additional three months to consummate an initial business combination pursuant to our Current Charter. On June 30, 2022, Vickers’s shareholders approved the Extension Amendment to its amended and restated memorandum and articles of association to extend the deadline by which it must complete an initial business combination from July 11, 2022 to January 11, 2023. Any such extension is to be made on a monthly basis and is conditioned on the deposit into the Trust Account of a payment equal to $0.0333 per public share outstanding. In connection with the shareholder vote on the Extension Amendment, Vickers was required to provide its shareholders with the right to redeem their public shares. Holders of 4,073,605 public shares elected to redeem their shares at a per share redemption price of $10.25 thereby reducing the amount in the Trust Account by an aggregate of approximately $41.8 million. The January 2022 and April 2022 Deposits were made in the form of non-interest bearing loans equal to the amount of any such deposit that will not be repaid in the event that we are unable to close a Business Combination unless there are funds available outside the Trust Account to do so. Such notes would either be paid upon consummation of our initial Business Combination, or, at the relevant insider’s discretion, converted upon consummation of our Business Combination into Working Capital Warrants at a price of $0.75 per Working Capital Warrant, which Working Capital Warrants will be identical to the Private Placement Warrants issued simultaneously with the IPO. If Vickers does not complete a business combination, it will repay such amounts only from funds held outside of the Trust Account. In the event that we receive notice from our insiders five days prior to the applicable deadline of their intent to effect an extension, we intend to issue a press release announcing such intention at least three days prior to the applicable deadline. In addition, we intend to issue a press release the day after the applicable deadline announcing whether or not the funds had been timely deposited. Our insiders and their affiliates or designees are not obligated to fund the Trust Account to extend the time for us to complete our initial Business Combination. To the extent that some, but not all, of our insiders, decide to extend the period of time to consummate our initial Business Combination, such insiders (or their affiliates or designees) may deposit the entire amount required.
Our shareholders have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the Vickers Ordinary Shares, except that public shareholders have the right to sell their shares to us in any tender offer or have their Vickers Ordinary Shares converted to cash equal to their pro rata share of the Trust Account if they vote on the proposed business combination and the Business Combination is completed. If we hold a shareholder vote to amend any provisions of our Current Charter relating to shareholder’s rights or pre-business combination activity (including the substance or timing within which we have to complete a Business Combination), we will provide our public shareholders with the opportunity to redeem their Vickers Ordinary Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our franchise and income taxes, divided by the number of then outstanding public shares, in connection with any such vote. In either of such events, converting stockholders would be paid their pro rata portion of the Trust Account promptly following consummation of the Business Combination or the approval of the Proposed Charter. If the Business Combination is not consummated or the Proposed Charter is not approved, shareholders will not be paid such amounts.
Preference Shares
There are no preference shares outstanding. Our Current Charter as of the date of this proxy statement/prospectus authorizes the issuance of 1,000,000 preference shares with such designation, rights and preferences as may be determined from time to time by the Vickers Board. Accordingly, the Vickers Board is empowered, without shareholder approval, to issue preference shares with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of Vickers Ordinary Shares. However, the underwriting agreement prohibits us, prior to a Business Combination, from issuing preference shares which participates in any manner in the proceeds of the Trust Account, or which votes as a class with the common stock on a Business Combination. We may issue some or all of the preference shares to effect a Business Combination. In addition, the preference shares could be utilized as a method of discouraging, delaying or preventing a change in control of us. Although we do not currently intend to issue any preference shares, we cannot assure you that we will not do so in the future.
Warrants
As of the date of this proxy statement/prospectus, 6,840,000 Warrants are outstanding. Each whole Warrant entitles the registered holder to purchase one Vickers Ordinary Share at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing 30 days after the completion of an initial Business Combination. However, no Warrants will be exercisable for cash unless we have an effective and current registration statement covering the Vickers Ordinary Shares issuable upon exercise of the Warrants and a current prospectus relating to such Vickers Ordinary Shares. Notwithstanding the foregoing, if a registration statement covering the Vickers Ordinary Shares issuable upon exercise of the public Warrants is not effective within 90 days following the consummation of our initial Business Combination, warrantholders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise Warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their Warrants on a cashless basis. In such event, each holder would pay the exercise price by surrendering the Warrants for that number of Vickers Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Vickers Ordinary Shares underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose will mean the average reported last sale price of the Vickers Ordinary Shares for the 5 trading days ending on the trading day prior to the date of exercise. The Warrants will expire on the fifth anniversary of our completion of an initial Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.
The Private Placement Warrants, as well as any Warrants underlying additional Units we issue to our Sponsors, officers, directors or their affiliates in payment of Working Capital Loans made to us, will be identical to the Warrants underlying the public Units except that such Warrants are exercisable for cash or on a cashless basis, at the holder’s option, and will not be redeemable by us, in each case so long as they are still held by our Sponsors or its permitted transferees.
We may call the Warrants for redemption (excluding the Private Placement Warrants and any Warrants underlying additional Units issued to our Sponsors, Initial Shareholders, officers, directors or their affiliates in payment of Working Capital Loans made to us), in whole and not in part, at a price of $0.01 per Warrant,
•
at any time after the Warrants become exercisable,

•
upon not less than 30 days’ prior written notice of redemption to each warrantholder,

•
if, and only if, the reported last sale price of the New Scilex Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations), for any 20 trading days within a 30 trading day period commencing after the Warrants become exercisable and ending on the third business day prior to the notice of redemption to warrantholders; and

•
if, and only if, there is a current registration statement in effect with respect to the Vickers Ordinary Shares underlying such Warrants.

The right to exercise will be forfeited unless the Warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a Warrant will have no further rights except to receive the redemption price for such holder’s Warrant upon surrender of such Warrant.
The redemption criteria for our Warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the Warrant exercise price so that if the share price declines as a result of our redemption call, the redemption will not cause the share price to drop below the exercise price of the Warrants.
If we call the Warrants for redemption as described above, our management will have the option to require all holders that wish to exercise Warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the Warrants for that number of Vickers Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Vickers Ordinary Shares underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose shall mean the average reported last sale price of the Vickers Ordinary Shares for the 5 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Warrants.

The Warrants were issued in registered form under a warrant agreement between Continental, as warrant agent, and us. The warrant agreement provides that the terms of the Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval, by written consent or vote, of the holders of at least 50% of the then-outstanding public Warrants, including Warrants included in the Public Units, in order to make any change that adversely affects the interests of the registered holders.
The exercise price and number of shares of common stock issuable on exercise of the Warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, except as described below, the Warrants will not be adjusted for issuances of Vickers Ordinary Shares at a price below their respective exercise prices.
In addition, if (x) we issue additional Vickers Ordinary Shares or equity-linked securities for capital raising purposes in connection with the closing of our initial Business Combination at an issue price or effective issue price of less than $9.20 per share (with such issue price or effective issue price to be determined in good faith by the Vickers Board, and in the case of any such issuance to our Sponsors, Initial Shareholders or their affiliates, without taking into account any founder shares held by them prior to such issuance), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of our initial Business Combination on the date of the consummation of our initial business combination (net of redemptions), and (z) the Market Value is below $9.20 per share, the exercise price of the Warrants will be adjusted (to the nearest cent) to be equal to 115% of the greater of (i) the Market Value or (ii) the price at which we issue the additional shares of common stock or equity-linked securities, and the $18.00 redemption trigger price will be adjusted to 180% of this amount.
The Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of Warrants being exercised. The warrant holders do not have the rights or privileges of holders of Vickers Ordinary Shares and any voting rights until they exercise their Warrants and receive Vickers Ordinary Shares. After the issuance of Vickers Ordinary Shares upon exercise of the Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders. Warrantholders may elect to be subject to a restriction on the exercise of their Warrants such that an electing warrantholder would not be able to exercise their Warrants to the extent that, after giving effect to such exercise, such holder would beneficially own in excess of 9.8% of the Vickers Ordinary Shares outstanding.
No fractional shares will be issued upon exercise of the Warrants. If, upon exercise of the Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up to the nearest whole number the number of Vickers Ordinary Shares to be issued to the warrantholder.
Subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.
Dividends
We have not paid any cash dividends on Vickers Ordinary Shares to date and do not intend to pay cash dividends prior to the completion of a Business Combination. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of a Business Combination. The payment of any cash dividends subsequent to a Business Combination will be within the discretion of the New Scilex Board at such time. In addition, the New Scilex Board is not currently contemplating and does not anticipate declaring any stock dividends in the foreseeable future, except if we increase the size of the Business Combination pursuant to Rule 462(b) under the Securities Act, in which case we will effect a stock dividend immediately prior to the consummation of the Business Combination in such amount as to maintain the number of insider shares at 20.0% of our issued and outstanding Vickers Ordinary Shares upon the consummation of the Business Combination (assuming our insiders do not purchase units in the Business Combination). Further, if we incur any indebtedness, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection therewith.
Our Transfer Agent and Warrant Agent
The transfer agent for our securities and warrant agent for our Warrants is Continental Stock Transfer & Trust Company, 1 State Street, New York, New York 10004.
Listing of Our Securities
The Units, Vickers Ordinary Shares and Public Warrants are currently listed on the Nasdaq Capital Market, under the symbols “VCKAU,” “VCKA,” and “VCKAW,” respectively. The Units commenced trading on January 7, 2021 and the Vickers Ordinary Shares and Public Warrants commenced separate public trading on March 3, 2021.
Special Meeting of Shareholders
Our Current Charter provides that extraordinary general meetings (referred to as special meetings) of our shareholders may be called only by resolution of the Vickers Board, or by the Chairman.
Advance Notice Requirements for Shareholder Proposals and Director Nominations
Our Current Charter provide that shareholders seeking to bring business before our annual meeting of shareholders, or to nominate candidates for election as directors at our annual meeting of shareholders must provide timely notice of their intent in writing. To be timely, a shareholder’s notice will need to be delivered to our principal executive offices not later than the close of business on the 60th day nor earlier than the close of business on the 90th day prior to the scheduled date of the annual meeting of shareholders. In the event that less than 70 days’ notice or prior public disclosure of the date of the annual meeting of shareholders is given, a shareholder’s notice shall be timely if delivered to our principal executive offices not later than the 10th day following the day on which public announcement of the date of our annual meeting of shareholders is first made or sent by us. Our Current Charter also specify certain requirements as to the form and content of a shareholders’ meeting. These provisions may preclude our shareholders from bringing matters before our annual meeting of shareholders or from making nominations for directors at our annual meeting of shareholders.
Authorized but Unissued Shares
Our authorized but unissued Vickers Ordinary Shares and preference shares are available for future issuances without shareholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Vickers Ordinary Shares and preference shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

DESCRIPTION OF NEW SCILEX SECURITIES
General
The following description summarizes the most important terms of New Scilex’s securities, as they will be in effect upon the consummation of the Business Combination. The following summary does not purport to be complete and is subject to the Proposed Charter, the Proposed Bylaws and the provisions of applicable law. A copy of the Proposed Charter is attached as Annex B to this proxy statement/prospectus and a copy of the Proposed Bylaws is attached as Annex C to this proxy statement/prospectus. The stockholders are encouraged to read the applicable provisions of the DGCL, the Proposed Charter and the Proposed Bylaws in their entirety for a complete description of the rights and preferences of New Scilex’s securities following the Business Combination.
Authorized and Outstanding Stock
The Proposed Charter authorizes the issuance of (i) 740,000,000 shares of New Scilex Common Stock, $0.0001 par value per share and (ii) 10,000,000 shares of undesignated preferred stock, $0.0001 par value per share (the “New Scilex Preferred Stock”). As of the Record Date, there were 13,176,395 shares of Vickers Ordinary Shares and no shares of Vickers Preferred Stock outstanding.
New Scilex Common Stock Following the Business Combination
The Proposed Charter, which Vickers will adopt if the Charter Approval Proposal is approved, provides the following with respect to the rights, powers, preferences and privileges of New Scilex Common Stock.
Dividend Rights
The holders of New Scilex Common Stock will be entitled to receive ratably those dividends, if any, that may be declared from time to time by the New Scilex Board upon the shares of capital stock of New Scilex, which dividends may be paid either in cash, in property or in shares of capital stock of New Scilex, subject to preferences that may be applicable to preferred stock, if any, then outstanding. Subject to applicable law and the Proposed Charter, the New Scilex Board will have full power to determine whether any dividends shall be declared and paid to stockholders. The Indenture will impose limitations on New Scilex’s ability to pay cash dividends. See the section titled “Trading Market and Dividends — Vickers — Dividend Policy”.
Voting Rights
Each holder of New Scilex Common Stock will be entitled to one vote for each share of New Scilex Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote, except for any amendment to the Proposed Charter that relates solely to the terms of one or more outstanding classes or series of New Scilex Preferred Stock if the holders of such affected classes or series are entitled, either separately or together with the holders of one or more other such classes or series, to vote thereon pursuant to the Proposed Charter or the DGCL. Any action or matter presented to the stockholders at a duly called or convened meeting, at which a quorum is present, will be decided by the affirmative vote of the holders of a majority of the votes cast affirmatively or negatively (excluding abstentions) at the meeting by the holders entitled to vote thereon, except that New Scilex’s directors will be elected by a plurality of the votes cast.
Right to Receive Liquidation Distributions
In the event of a liquidation, dissolution or winding up of New Scilex, the holders of New Scilex Common Stock will be entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of New Scilex Preferred Stock, if any, then outstanding.
No Preemptive or Similar Rights
The New Scilex Common Stock will have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the New Scilex Common Stock.

Fully Paid and Non-Assessable
The outstanding Vickers Ordinary Shares are, and the shares of New Scilex Common Stock issued in the Business Combination will be, fully paid and non-assessable.
Preferred Stock
The Proposed Charter will authorize the New Scilex Board, subject to limitations prescribed by Delaware law, to issue up to 10,000,000 shares of preferred stock in one or more series, to determine and fix from time to time the number of shares to be included in each such series and to fix the designations, powers, rights and preferences of the shares of each such series, and the qualifications, limitations and restrictions thereof, including voting rights (if any), dividend rights, dissolution rights, conversion rights, exchange rights and redemption rights, in each case without further vote or action by New Scilex’s stockholders. The number of authorized shares of New Scilex Common Stock and New Scilex Preferred Stock may be increased or decreased (but not below the number of the shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the outstanding stock of New Scilex entitled to vote thereon.
The New Scilex Board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of New Scilex Common Stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control and may adversely affect the market price of New Scilex Common Stock and the voting and other rights of the holders of New Scilex Common Stock. New Scilex will have no New Scilex Preferred Stock outstanding immediately after the Closing of the Business Combination and it has no current plans to issue any shares of preferred stock.
Registration Rights
Pursuant to the Registration Rights Agreement to be entered into in connection with the Closing of the Business Combination, certain stockholders of New Scilex will be able to demand that New Scilex register their registrable securities under certain circumstances and will each also have piggyback registration rights for these securities. In addition, following the Business Combination, New Scilex will be required to file and maintain an effective registration statement under the Securities Act covering the resale of all such registrable securities. The registration of these securities will enable the public sale of such securities, subject to certain contractual restrictions imposed by the Registration Rights Agreement and the Merger Agreement. The presence of these additional shares of common stock trading in the public market may have an adverse effect on the market price of New Scilex’s securities. See the section titled “Proposal 1 — The Business Combination Proposal — The Merger Agreement — Certain Related Agreements and Arrangements — Amended and Restated Registration Rights Agreement” for further information.
Anti-Takeover Matters in New Scilex’s Governing Documents and Under Delaware Law
Certain provisions of Delaware law, along with the Proposed Charter and the Proposed Bylaws, which will take effect immediately prior to the consummation of the Business Combination, all of which are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of New Scilex. These provisions are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of New Scilex to first negotiate with the New Scilex Board. However, these provisions could have the effect of delaying, discouraging or preventing attempts to acquire New Scilex, which could deprive New Scilex’s stockholders of opportunities to sell their shares of New Scilex Common Stock at prices higher than prevailing market prices.
Authorized but Unissued Capital Stock
The authorized but unissued shares of New Scilex Common Stock and New Scilex Preferred Stock are available for future issuance without stockholder approval, subject to any limitations imposed by the rules of the Nasdaq Listing Rules. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved New Scilex Common Stock and New Scilex Preferred Stock could make more difficult or discourage an attempt to obtain control of New Scilex by means of a proxy contest, tender offer, merger or otherwise.
Classified Board of Directors
The Proposed Charter will provide that the New Scilex Board will be divided into three classes, with the classes as nearly equal in number as practical and each class serving three-year staggered terms. The directors in each class will serve for a three-year term (other than the directors initially assigned to Class I whose term shall expire at the first annual meeting of stockholders following the Closing of the Business Combination and those assigned to Class II whose term shall expire to the second annual meeting of stockholders following the Closing of the Business Combination), with one class being elected each year by the stockholders. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of New Scilex, because it generally makes it more difficult for stockholders to replace a majority of the directors. See the section of this proxy statement/prospectus titled “Directors and Executive Officers of New Scilex After the Business Combination” for more information on the classified board.
The Proposed Charter will also provide that the total number of directors shall be determined from time to time exclusively by the New Scilex Board; provided that, at any time prior to a Sorrento Trigger Event, the stockholders may also fix the number of directors by resolution adopted by the stockholders.
Removal of Directors; Vacancies
The Proposed Charter will provide that, subject to the rights of holders of any series of New Scilex Preferred Stock and except as otherwise required by law or the Proposed Charter, directors may be removed with or without cause by the affirmative vote of the holders of a majority in voting power of the then-outstanding shares of stock of New Scilex entitled to vote generally in the election of such directors; provided, however, that, from and after the Sorrento Trigger Event, any such director or all such directors may be removed only for cause and only by the affirmative vote of the holders of at least 66 2∕3% in voting power of all the then-outstanding shares of stock of New Scilex entitled to vote thereon, voting together as a single class.
In addition, the Proposed Charter will provide that, subject to the rights of the holders of any series of New Scilex Preferred Stock and except as otherwise provided therein or by law, any vacancy resulting from the death, resignation, removal or disqualification of a director or other cause, or any newly created directorship in the New Scilex Board, may be filled by a majority of the directors then in office, although less than a quorum, or by New Scilex’s stockholders; provided, however, that from and after the Sorrento Trigger Event, any vacancy resulting from the death, resignation, removal or disqualification of a director or other cause, or any newly created directorship in the New Scilex Board, shall be filled only by a majority of the directors then in office, although less than a quorum, and shall not be filled by New Scilex’s stockholders.
These provisions may have the effect of deferring, delaying, or discouraging hostile takeovers, changes in control of New Scilex or changes in its management.
Delaware Anti-Takeover Law
The Proposed Charter will provide that New Scilex will opt out of Section 203 of the DGCL until the occurrence of a Sorrento Trigger Event, at which time New Scilex shall immediately and automatically become governed by Section 203 of the DGCL.
Section 203 of the DGCL prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date such persons become interested stockholders, unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own,

15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions that are not approved in advance by the New Scilex Board, including discouraging attempts that might result in a premium over the market price for the shares of New Scilex Common Stock held by stockholders.
The Proposed Charter will provide that the restrictions on business combination of Section 203 of the DGCL will not apply to Sorrento or its current or future Affiliates (as defined in the Proposed Charter) regardless of the percentage of ownership of the total voting power of all the then-outstanding shares of capital stock of New Scilex entitled to vote generally in the election of directors beneficially owned by them.
No Cumulative Voting
Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. The Proposed Charter will not authorize cumulative voting. Therefore, stockholders holding a majority of the shares of capital stock of New Scilex entitled to vote generally in the election of directors will be able to elect all of New Scilex’s directors.
Special Stockholder Meetings
The Proposed Charter will provide that, subject to the rights of the holders of any series of New Scilex Preferred Stock with respect to such series of preferred stock, special meetings of stockholders may only be called by order of the Chairman of the New Scilex Board, the New Scilex Board or the Chief Executive Officer; provided, however, that at any time prior to the Sorrento Trigger Event, special meetings of New Scilex stockholders shall also be called by or at the direction of the New Scilex Board or the Chairman of the New Scilex Board at the request of Sorrento. The Proposed Bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying, or discouraging hostile takeovers or changes in control or management.
Director Nominations and Stockholder Proposals
The Proposed Bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the New Scilex Board or a committee of the New Scilex Board. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide New Scilex with certain information.
Generally, to be timely, a stockholder’s notice must be delivered to the secretary of New Scilex at New Scilex’s principal executive offices not earlier than the close of business on the 120th day nor later than the close of business on the 90th day prior to the first anniversary of the preceding year’s annual meeting (in the case of the first annual meeting of stockholders held after January 1, 2022, the date of the preceding year’s annual meeting of the stockholders shall be deemed to be        , 2021); provided, however, that, if the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 60 days after the anniversary of the preceding year’s annual meeting, or if no annual meeting was held in the preceding year, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting and the 10th day following the day on which public announcement of the date of such meeting is first made by New Scilex. The Proposed Bylaws will also specify requirements as to the form and content of a stockholder’s notice. The Proposed Bylaws will allow any previously scheduled stockholders meeting to be postponed, adjourned or canceled by resolution of the New Scilex Board; provided, however, that with respect to any special meeting of stockholders scheduled at the request of Sorrento, the New Scilex Board is not allowed to postpone, reschedule or cancel without the prior written consent of Sorrento. In addition, the Proposed Bylaws will allow the chair of a meeting of the stockholders to adopt rules and regulations for the conduct of that meeting that may have the effect of precluding the conduct of certain business at that meeting if the rules and regulations are not followed. These provisions may also defer, delay, or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control.

Stockholder Action by Written Consent
Pursuant to Section 228 of the DGCL and the terms of the Proposed Charter (but subject to any rights of the holders of New Scilex Preferred Stock with respect to such series of preferred stock), any action required or permitted to be taken by the stockholders of New Scilex must be effected by a duly called annual or special meeting of such stockholders; provided, however, that prior to the Sorrento Trigger Event, any action required or permitted to be taken at any annual or special meeting of stockholders of New Scilex may be taken without a meeting, without prior notice and without a vote, if a consent or consents, setting forth the action so taken, is signed by or on behalf of the holders of record of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, is delivered to New Scilex in accordance with the DGCL.
Amendment of Certificate of Incorporation or Bylaws
The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage.
The Proposed Charter will provide that, upon the occurrence of the Sorrento Trigger Event, the affirmative vote of the holders of at least 66 2∕3% of the voting power of the then-outstanding shares of stock entitled to vote thereon, voting together as a single class, will be required to alter, amend or repeal the following provisions of the Proposed Charter: Article V (Board of Directors), Article VI (Consent of Stockholders in Lieu of Meeting; Special Meetings of Stockholders), Article VII (Limitation of Liability), Article VIII (Corporate Opportunities and Competition), Article IX (Exclusive Forum), Article X (Section 203 of the DGCL) and Article XI (Amendment of Certificate of Incorporation and Bylaws), and no other provision may be adopted, amended or repealed that would have the effect of modifying or permitting the circumvention of the provisions set forth in any of such Articles.
The Proposed Charter and the Proposed Bylaws will provide that, the New Scilex Board is authorized to make, alter and repeal the Bylaws, without the consent or vote of the stockholders, by an approval of a majority of the total authorized number of directors. Upon the occurrence of the Sorrento Trigger Event, the affirmative vote of the holders of at least 66 2∕3% of the voting power of the then-outstanding shares of stock entitled to vote thereon, voting together as a single class, will be required to alter, amend or repeal the Proposed Bylaws.
The provisions of the DGCL, the Proposed Charter and the Proposed Bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of New Scilex Common Stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of the New Scilex Board and New Scilex’s management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.
Exclusive Forum
The Proposed Charter will provide that, unless New Scilex consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of New Scilex, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of the current or former directors, officers, employees or stockholders of New Scilex to New Scilex or its stockholders, (iii) any action asserting a claim against New Scilex or any of its current or former directors, officers, employees or stockholders arising pursuant to any provision of the DGCL or of the Proposed Charter or the Proposed Bylaws, (iv) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of the Proposed Charter or the Proposed Bylaws, (v) any action or proceeding asserting a claim against New Scilex or any of the current or former directors, officers, employees or stockholders of New Scilex as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware, or (vi) any action asserting an “internal corporate claim,” as that term is defined in Section 115 of the DGCL. The foregoing exclusive forum provisions will not apply to claims arising under the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.
In addition, the Proposed Charter will provide that, unless New Scilex consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.
Although New Scilex believes these provisions benefit the company by providing increased consistency in the application of applicable law in the types of lawsuits to which they apply, the provisions may have the effect of discouraging lawsuits against New Scilex’s directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings and there is uncertainty as to whether a court would enforce such provisions. In addition, investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. It is possible that, in connection with any applicable action brought against New Scilex, a court could find the choice of forum provisions contained in the Proposed Charter to be inapplicable or unenforceable in such action. New Scilex may incur additional costs associated with resolving such action in other jurisdictions, which could harm the business, operating results and financial condition of New Scilex. Any person or entity purchasing or otherwise acquiring any interest in shares of New Scilex’s capital stock shall be deemed to have notice of and consented to the forum provisions in the Proposed Charter.
Limitation of Liability and Indemnification of Directors and Officers
The Proposed Charter and the Proposed Bylaws, which will become effective immediately prior to the consummation of the Business Combination, will contain provisions that limit the liability of New Scilex’s directors for monetary damages to the fullest extent permitted by the DGCL. Consequently, New Scilex’s directors will not be personally liable to New Scilex or its stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:
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any breach of their duty of loyalty to New Scilex or its stockholders;

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acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

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unlawful payments of dividends or unlawful stock repurchases or redemptions in violation of the DGCL; or

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any transaction from which the director derived an improper personal benefit.

The Proposed Charter will also provide that if the DGCL is amended to permit further elimination or limitation of the personal liability of directors, then the liability of New Scilex’s directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.
The Proposed Bylaws will provide that New Scilex shall indemnify any person who is or was a director or officer of New Scilex or who is or was serving at New Scilex’s request as a director, officer or trustee of another corporation, limited liability company, partnership, joint venture, employee benefit plan, trust, nonprofit entity or other enterprise (a “Covered Person”) and who is or was a party to, is threatened to be made a party to, or is otherwise involved (including as a witness) in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative based on such person’s actions in his or her official capacity as a director or officer of New Scilex or as a director, officer or trustee of another corporation, limited liability company, partnership, joint venture, employee benefit plan, trust, nonprofit entity or other enterprise (to the extent serving in such position at the request of New Scilex), in each case against all liability and loss suffered (including, without limitation, any judgments, fines, excise taxes or penalties arising under the Employee Retirement Income Security Act of 1974 and amounts paid in settlement consented to in writing by New Scilex) and expenses (including attorneys’ fees), actually and reasonably incurred by such person in connection therewith, subject to certain conditions. In addition, the Proposed Bylaws will provide that New Scilex may, to the fullest extent permitted by law, (i) advance costs, fees or expenses (including attorneys’ fees) incurred by a Covered Person defending or participating in any proceeding in advance of the final disposition of such proceeding, subject to certain exceptions, and (ii) purchase and maintain insurance, at New Scilex’s expense, to protect New Scilex and any person who is or was a director, officer, employee or agent of New Scilex or is or was a director, officer, employee or agent of New Scilex serving at its request as a director, officer, employee or agent of another corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability, expense or loss, whether or not New Scilex would have the power or obligation to indemnify such person against such liability, expense or loss under the DGCL or the provisions of the Proposed Bylaws.
Vickers has entered into indemnification agreements with its directors and officers and New Scilex expects to enter into indemnification agreements with each of its directors and executive officers as determined by the New Scilex Board. These agreements, among other things, will require New Scilex to indemnify its directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements will also require New Scilex to advance all expenses actually and reasonably incurred by the directors and executive officers in connection with any proceeding. The New Scilex Board believes that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.
The above description of the indemnification provisions of the Proposed Charter, the Proposed Bylaws and the indemnification agreements is not complete and is qualified in its entirety by reference to these documents, each of which is filed as an exhibit to the registration statement of which this proxy statement/prospectus is a part.
Certain of New Scilex’s non-employee directors may, through their relationships with their employers, be insured or indemnified against certain liabilities incurred in their capacity as members of the New Scilex Board.
The limitation of liability and indemnification provisions in the Proposed Charter and the Proposed Bylaws may discourage stockholders from bringing a lawsuit against New Scilex’s directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against New Scilex’s directors and officers, even though an action, if successful, might benefit New Scilex and its stockholders. In addition, a stockholder’s investment may be adversely affected to the extent New Scilex pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, New Scilex has been informed that in the opinion of the SEC, such indemnification is against public policy and is therefore unenforceable.
Conflicts of Interest
Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. The Proposed Charter will provide that, to the fullest extent permitted by law, no Identified Person (as defined therein) will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar business activities or lines of business in which New Scilex or its affiliates are engaged or that are deemed to be competing with New Scilex or any of its affiliates or (ii) otherwise investing in or providing services to any person that is engaged in the same or similar business activities as New Scilex or its affiliates or competes with New Scilex or its affiliates. In addition, to the fullest extent permitted by law, no Identified Person will have any obligation to offer to New Scilex or its subsidiaries or affiliates the right to participate in any corporate opportunity in the same or similar business activities or lines of business in which New Scilex or its affiliates are engaged or that are deemed to be competing with New Scilex or any of its affiliates. Subject to the preceding sentences and to the fullest extent permitted by applicable law, neither New Scilex nor any of its subsidiaries shall have any rights in any business interests, activities or ventures of any Identified Person, and New Scilex waives and renounces any interest or expectancy therein, except with respect to opportunities offered solely and expressly to officers of New Scilex in their capacity as such.
Rights of Appraisal and Payment
Under the DGCL, with certain exceptions, New Scilex’s stockholders will have appraisal rights in connection with a merger or consolidation of New Scilex. Pursuant to Section 262 of the DGCL,

stockholders who properly demand and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery. However, appraisal rights are not available in all circumstances.
Stockholders’ Derivative Actions
Under the DGCL, any of the stockholders of New Scilex may bring an action in the company’s name to procure a judgment in its favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of New Scilex’s capital stock at the time of the transaction to which the action relates.
Warrants
At the effective time of the Domestication, each warrant to purchase Vickers Ordinary Shares that is issued and outstanding immediately prior to the effective time of the Domestication and not terminated pursuant to its terms will be converted into a warrant to purchase shares of New Scilex Common Stock on the same terms and conditions as are in effect with respect to such warrant immediately prior to the effective time of the Domestication. There are currently outstanding an aggregate of 13,740,000 warrants to acquire Vickers Ordinary Shares, of which 6,900,000 are Public Warrants and 6,840,000 are Private Placement Warrants.
New Scilex Public Warrants
Each Public Warrant entitles the registered holder thereof to purchase one share of New Scilex Common Stock at a price of $11.50 per share, subject to adjustment as described in this proxy statement/prospectus, at any time commencing on the later of the consummation of the Business Combination and 12 months from the date of the closing of the IPO. We may, in our sole discretion, lower the warrant exercise price at any time prior to the expiration date for a period of not less than 20 business days and any such reduction will be applied consistently to all of the warrants, provided that we will provide at least 20 days’ prior written notice to registered holders of the warrants.
However, no Public Warrants will be exercisable for cash unless we have an effective and current registration statement covering the issuance of the New Scilex Common Stock issuable upon exercise of the warrants and a current prospectus relating to such New Scilex Common Stock. Notwithstanding the foregoing, if a registration statement covering the issuance of the New Scilex Common Stock issuable upon exercise of the Public Warrants is not effective within 90 days from the consummation of the Business Combination, warrant holders may, from the 91st day after the consummation of the Business Combination until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act. If an exemption from registration is not available, holders will not be able to exercise their warrants on a cashless basis.
The warrants will expire five years from the consummation of the Business Combination at 5:00 p.m., New York City time or earlier upon redemption or liquidation.
In addition, if in connection with the Business Combination, (x) we issue additional shares of New Scilex Common Stock or equity-linked securities at an issue price or effective issue price of less than $9.20 per share (with such issue price or effective issue price to be determined in good faith by the New Scilex Board and, in the case of any such issuance to our Initial Shareholders or their affiliates, without taking into account any founder shares held by our Initial Shareholders or such affiliates, as applicable, prior to such issuance), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Business Combination on the date of the consummation of the Business Combination (net of redemptions), and (z) the Fair Market Value (as defined in the Warrant Agreement) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the greater of (i) the Fair Market Value or (ii) the price at which we issue the New Scilex Common Stock or equity-linked securities, and the $18.00 per share redemption trigger price described below will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Fair Market Value and the price at which we issue the New Scilex Common Stock or equity-linked securities.

We may call the warrants for redemption (excluding the Private Placement Warrants), in whole and not in part, at a price of $0.01 per warrant:
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at any time while the warrants are exercisable,

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upon not less than 30 days’ prior written notice of redemption to each warrant holder,

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if, and only if, the closing price of the New Scilex Common Stock equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share dividends, reorganizations and recapitalizations), for any 20 trading days within a 30 trading day period commencing after the warrants become exercisable and ending on the third trading day prior to the date on which notice of redemption is given, and

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if, and only if, there is an effective registration statement covering the New Scilex Common Stock issuable upon exercise of the Public Warrants, and a current prospectus relating thereto, available throughout the 30-day redemption.

We may not exercise such redemption right if the issuance of the New Scilex Common Stock upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or we are unable to effect such registration or qualification. The right to exercise will be forfeited unless the warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a warrant will have no further rights except to receive the redemption price for such holder’s warrant upon surrender of such warrant.
The redemption criteria for our warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing per share price of New Scilex Common Stock and the warrant exercise price so that if the per share price of New Scilex Common Stock declines as a result of our redemption call, the redemption will not cause the per share price of New Scilex Common Stock to drop below the exercise price of the warrants.
If we call the warrants for redemption as described above, our management will have the option to require all holders of warrants to exercise their warrants on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the warrants for that number of shares of New Scilex Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of New Scilex Common Stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the fair market value by (y) the fair market value. The “fair market value” for this purpose shall mean the average reported closing price of the shares of New Scilex Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. For example, if a holder held 150 warrants to purchase 150 shares of New Scilex Common Stock and the fair market value on the trading date prior to exercise was $15.00, that holder would receive 35 shares of New Scilex Common Stock without the payment of any additional cash consideration. Whether we will exercise our option to require all holders to exercise their warrants on a “cashless basis” will depend on a variety of factors including the price of New Scilex Common Stock at the time the warrants are called for redemption, our cash needs at such time and concerns regarding dilutive share issuances. Requiring a cashless exercise in this manner will reduce the number of shares of New Scilex Common Stock to be issued and thereby lessen the dilutive effect of a warrant redemption. We believe this feature is an attractive option to use if we do not need the cash from the exercise of the Public Warrants after the Closing of the Business Combination.
The warrants will be issued in registered form under a warrant agreement (the “Warrant Agreement”) between Continental, as warrant agent, and us. The Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval, by written consent or vote, of the registered holders of (i) a majority of the then-outstanding Public Warrants if such modification or amendment is being undertaken prior to, or in connection with, the consummation of the Business Combination or (ii) a majority of the then-outstanding warrants (including the Private Placement Warrants) if such modification or amendment is being undertaken after the consummation of the Business Combination, in order to make any change that adversely affects the interests of the registered holders.

The exercise price and number of shares of New Scilex Common Stock issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of (i) a stock dividend or split up, (ii) a consolidation, combination, reverse stock split or reclassification of the New Scilex Common Stock, (iii) extraordinary dividend or (iv) reclassification or reorganization of the outstanding New Scilex Common Stock or an merger or consolidation of us with or into another corporation. However, the warrants will not be adjusted for issuances of shares of New Scilex Common Stock at a price below the par value per share issuable upon exercise of the warrants. Whenever the number of shares of New Scilex Common Stock purchasable upon the exercise of the warrants is adjusted, the warrant exercise price will be adjusted by multiplying such warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of New Scilex Common Stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of New Scilex Common Stock so purchasable immediately thereafter.
The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified check or bank draft payable to the order of the warrant agent or wire transfer, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of shares of New Scilex Common Stock and any voting rights until they exercise their warrants and receive shares of New Scilex Common Stock. After the issuance of shares of New Scilex Common Stock upon exercise of the warrants, each holder will be entitled to one vote for each share of New Scilex Common Stock held of record on all matters to be voted on by stockholders.
Except as described above, no Public Warrants will be exercisable for cash and we will not be obligated to issue shares of New Scilex Common Stock upon exercise of a warrant unless the shares of New Scilex Common Stock issuable upon such warrant exercise have been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. Under the terms of the Warrant Agreement, we have agreed to use our best efforts to meet these conditions and to maintain a current prospectus relating to the New Scilex Common Stock issuable upon exercise of the warrants until the expiration of the warrants. However, we cannot assure you that we will be able to do so and, if we do not maintain a current prospectus relating to the New Scilex Common Stock issuable upon exercise of the warrants, holders will be unable to exercise their warrants and we will not be required to settle any such warrant exercise. If the prospectus relating to the New Scilex Common Stock issuable upon the exercise of the warrants is not current or if the New Scilex Common Stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, we will not be required to net cash settle or cash settle the warrant exercise, the warrants may have no value, the market for the warrants may be limited and the warrants may expire worthless.
Warrant holders may elect to be subject to a restriction on the exercise of their warrants such that an electing warrant holder would not be able to exercise their warrants to the extent that, after giving effect to such exercise, such holder (together with such holder’s affiliates) would beneficially own in excess of 9.8% of the New Scilex Common Stock outstanding immediately after giving effect to such exercise.
No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up to the nearest whole number of shares of New Scilex Common Stock to be issued to the warrant holder.
New Scilex Private Placement Warrants
The New Scilex Private Placement Warrants will be identical to the Public Warrants underlying the Units except that such Private Placement Warrants will be exercisable for cash (even if a registration statement covering the issuance of the New Scilex Common Stock issuable upon exercise of such warrants is not effective) or on a cashless basis, at the holder’s option, and will not be redeemable by us, in each case so long as they are still held by the initial purchasers or their affiliates.
The foregoing summary of the terms and conditions of the warrants does not purport to be complete and is qualified in its entirety by reference to the copy of the Warrant Agreement that is filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.

Transfer Agent and Registrar
Upon the consummation of the Business Combination, the transfer agent and registrar for New Scilex Common Stock will be Continental Stock Transfer & Trust Company. The transfer agent’s address is 1 State Street, 30th Floor, New York, New York 10004.
Listing
Application will be made for the shares of New Scilex Common Stock and warrants to be approved for listing on Nasdaq under the symbols “SCLX” and “SCLXW” respectively.

SECURITIES ELIGIBLE FOR FUTURE SALE
Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted common stock or warrants of New Scilex for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of New Scilex at the time of, or at any time during the three months preceding, a sale and (ii) New Scilex is subject to the Exchange Act periodic requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the twelve months (or such shorter period as New Scilex was required to file reports) preceding the sale.
Persons who have beneficially owned restricted common stock or warrants of New Scilex for at least six months but who are affiliates of New Scilex at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:
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1% of the total number of restricted New Scilex Common Stock then outstanding; or

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the average weekly reported trading volume of New Scilex Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of New Scilex under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about New Scilex.
Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies
Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:
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the issuer of the securities that was formerly a shell company has ceased to be a shell company;

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the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

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the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding twelve months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

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at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, our pre-closing shareholders will be able to sell their common stock and warrants, as applicable, pursuant to Rule 144 without registration one year after we have completed our initial business combination. We anticipate that following the consummation of the Business Combination, New Scilex will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.
As of the date of this proxy statement/prospectus, there are 13,176,395 Vickers Ordinary Shares outstanding (each of which will be converted into shares of New Scilex Common Stock in connection with the closing of the Business Combination, as described elsewhere in this proxy statement/prospectus). The 9,726,395 public shares sold in the IPO are freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by one of our affiliates within the meaning of Rule 144 under the Securities Act. The 3,450,000 shares owned collectively by the Initial Shareholders and our independent directors are restricted securities under Rule 144, in that they were issued in private transactions not involving a public offering.
As of the date of this proxy statement/prospectus, there are a total of 13,740,000 Public Warrants and Private Warrants outstanding (each of which will be converted into New Scilex Warrants in connection with the closing of the Business Combination). Each warrant is exercisable for one Vickers Ordinary Share (or New Scilex Common Stock following the closing of the Business Combination), in accordance with the terms of the warrant agreement governing the Public Warrants and the Private Warrants. 6,900,000 of these warrants are Public Warrants and are freely tradable, except for any warrants purchased by one of our affiliates within the meaning of Rule 144 under the Securities Act. In addition, we will be obligated to maintain an effective registration statement under the Securities Act covering the 13,740,000 shares of New Scilex Common Stock that may be issued upon the exercise of the New Scilex Warrants.
Rule 701
In general, under Rule 701 of the Securities Act as currently in effect, each of Scilex’s employees, consultants or advisors who purchases common stock from Scilex in connection with a compensatory stock plan or other written agreement executed prior to the completion of the Business Combination is eligible to resell those equity shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

COMPARISON OF SHAREHOLDERS’ RIGHTS
Vickers is an exempted company incorporated under the Cayman Islands Companies Act. The Cayman Islands Companies Act, Cayman Islands law generally and the Current Charter govern the rights of its shareholders. The Cayman Islands Companies Act and Cayman Islands law generally differ in some material respects from laws generally applicable to United States corporations and their shareholders. In addition, the Current Charter differ in certain material respects from the Proposed Charter and the Proposed Bylaws (together, the “Proposed Governing Documents”). As a result, when you become a shareholder of New Scilex, your rights will differ in some regards as compared to when you were a shareholder of Vickers.
Set forth below is a summary comparison of material differences between the rights of Vickers’s shareholders under the Current Charter (left column) and under the Proposed Charter and Proposed Bylaws (right column). The summary set forth below is not intended to be complete or to provide a comprehensive discussion of the governing documents described herein. The summary below is subject to, and qualified in its entirety by reference to, the full text of the Current Charter as well as the Proposed Charter a copy of which is attached as Annex B to this proxy statement/prospectus, and the Proposed Bylaws, a copy of which is attached as Annex C to this proxy statement/prospectus, as well as the relevant provisions of the DGCL and corporate laws of the Cayman Islands, including the Cayman Islands Companies Act. You should carefully read this entire document and the other referenced documents, including the governing corporate instruments, for a more complete understanding of the differences between being a Vickers shareholder before the Business Combination and being a New Scilex stockholder following the completion of the Business Combination.
For information on the Charter Approval Proposal, see the section entitled “Proposal 3 — The Charter Approval Proposal.”
Current Governance	Proposed Governance
Name Change
Vickers’s current name is Vickers Vantage Corp. I.	Upon Closing, Vickers’s name will be Scilex Holding Company.
Purpose
The Current Charter provides that the objects for which Vickers is established are unrestricted and Vickers shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.	The Proposed Charter will provide that the purpose of the corporation will be to engage in any lawful act or activity for which corporations may be organized in Delaware.
Authorized Capital Stock
The Current Charter provides that the share capital of Vickers is US$20,100 divided into 200,000,000 ordinary shares of a par value of US$0.0001 each and 1,000,000 preference shares of a par value of US$0.0001 each.
The Proposed Charter will authorize the issuance of up to 750,000,000 shares, par value $0.0001 per share, consisting of:
New Scilex Common Stock:   740,000,000 shares of common stock.
New Scilex Preferred Stock:   10,000,000 shares of preferred stock.

Voting
The Current Charter provides that, subject to any rights or restrictions attached to any shares, every member present in any manner shall have one vote for every share of which he is the holder.	The Proposed Charter provides that each holder of New Scilex Common Stock will be entitled to one vote for each share of New Scilex Common Stock held of record by such holder on all matters on

Current Governance	Proposed Governance
In the case of joint holders the vote of the senior holder who tenders a vote, whether in person or by proxy (or, in the case of a corporation or other non-natural person, by its duly authorized representative or proxy), shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the Register of Members.
which stockholders generally are entitled to vote, except for any amendment to the Proposed Charter (including any Preferred Stock Designation (as defined in the Proposed Charter)) that relates solely to the terms of one or more outstanding classes or series of New Scilex Preferred Stock if the holders of such affected classes or series are entitled, either separately or together with the holders of one or more other such classes or series, to vote thereon pursuant to the Proposed Charter (including any Preferred Stock Designation) or the DGCL.
Except as otherwise provided by law or the Proposed Charter, directors shall be elected by a plurality of the votes cast by the stockholders entitled to vote at the election of directors. Except as otherwise provided by the Proposed Charter, the Proposed Bylaws, the rules or regulations of any stock exchange applicable to New Scilex, or any law applicable to New Scilex or its securities, in all matters other than the election of directors, the affirmative vote of the holders of a majority of the votes cast affirmatively or negatively (excluding abstentions) shall be the act of the stockholders.

Cumulative Voting
Cayman Islands law does not prohibit cumulative voting, and the Current Charter does not provide for cumulative voting.	Delaware law allows for cumulative voting only if provided for in the Proposed Charter; however, neither the Proposed Charter nor Proposed Bylaws provide for cumulative voting.
Stockholder Approval of Business Combinations

Under Cayman Islands law, mergers require a special resolution, and any other authorization as may be specified in the relevant articles of association. Parties holding certain security interests in the constituent companies must also consent.
All mergers (other than parent/subsidiary mergers) require shareholder approval — there is no exception for smaller mergers. Where a bidder has acquired 90% or more of the shares in a Cayman Islands company pursuant to a general offer, it can compel the acquisition of the shares of the remaining shareholders and thereby become the sole shareholder.
A Cayman Islands company may also be acquired through a “scheme of arrangement” sanctioned by a Cayman Islands court which must currently be approved by 50%+1 in number and 75% in value of shareholders in attendance and voting at a shareholders’ meeting.
Under Delaware law, mergers generally require approval of a majority of all outstanding shares of a company. Mergers in which less than 20% of the acquirer’s stock is issued generally do not require acquirer stockholder approval. Mergers in which one corporation owns 90% or more of a second corporation may be completed without the vote of the second corporation’s board of directors or shareholders.

Current Governance	Proposed Governance
At a general meeting called for the purposes of approving a Business Combination pursuant to the Current Charter, in the event that such Business Combination is approved by ordinary resolution, Vickers shall be authorized to consummate such Business Combination, provided that Vickers shall not consummate such Business Combination unless Vickers has net tangible assets of at least US$5,000,001 immediately prior to, or upon such consummation of, or any greater net tangible asset or cash requirement that may be contained in the agreement relating to, such Business Combination.
Appraisal Rights
Subject to certain exceptions minority shareholders that dissent from a Cayman Islands statutory merger (unless it is a parent/subsidiary merger) are entitled to be paid the fair market value for their shares, which if necessary may ultimately be determined by the court.	Generally, a shareholder of a publicly traded corporation does not have appraisal rights in connection with a merger.
Number and Qualification of Directors
Pursuant to the Current Charter, there shall be a board of directors consisting of not less than one person; provided, however, that Vickers may, by ordinary resolution, increase or reduce the limits in the number of directors.	Pursuant to the Proposed Charter, the number of directors that shall constitute the New Scilex Board shall be as determined from time to time exclusively by the New Scilex Board; provided that, at any time the Sorrento Group beneficially owns, in the aggregate, at least 50% in voting power of the then-outstanding shares of stock of New Scilex entitled to vote generally in the election of directors, the stockholders may also fix the number of directors by resolution adopted by the stockholders.
Structure of the Board of Directors; Election of Directors

Pursuant to the Current Charter, shareholders may by ordinary resolution appoint any person to be a director. The directors may appoint any person to be a director, provided that the appointment does not cause the number of directors to exceed any number fixed by or in accordance with the Current Charter as the maximum number of directors.
The directors are divided into three classes: Class I, Class II and Class III. The number of directors in each class is as equal as possible. The Class I Directors stand appointed for a term expiring at Vickers’s first annual general meeting, the Class II Directors stand appointed for a term expiring at Vickers’s second annual general meeting and the Class III Directors stand appointed for a term expiring at Vickers’s third annual general meeting. Commencing at Vicker’s first annual general

Under the Proposed Charter, subject to the rights of the holders of any series of preferred stock to elect additional directors under specified circumstances, the New Scilex Board will be classified into three classes of directors with staggered terms of office. A decrease in the number of directors constituting the New Scilex Board will not shorten the term of any incumbent director.
Pursuant to the Proposed Bylaws, the election of directors will be determined by a plurality of the votes cast.

Current Governance	Proposed Governance
meeting, and at each annual general meeting thereafter, directors appointed to succeed those directors whose terms expire are appointed for a term of office to expire at the third succeeding annual general meeting after their appointment.
Removal of Directors

Under the Current Charter, shareholders may, by ordinary resolution, remove any director.
A director may be removed if all of the other directors (being not less than two in number) determine that he should be removed as a director, either by a resolution passed by all of the other directors at a meeting of the directors duly convened and held in accordance with the Current Charter or by a resolution in writing signed by all of the other directors.
Under the Proposed Charter, subject to the rights of any series of preferred stock, directors may be removed, with or without cause by the affirmative vote of the holders of a majority in voting power of the then-outstanding shares of stock of New Scilex entitled to vote generally in the election of such directors; provided, however, that, from and after the Sorrento Trigger Event any such director or all such directors may be removed only for cause and only by the affirmative vote of the holders of at least 66 2∕3% of the voting power of all then-outstanding shares of stock of New Scilex entitled to vote thereon, voting together as a single class.
Supermajority Voting Provisions
See “Removal of Directors” above and “Amendment of Memorandum and Articles of Association or Charter” and “Amendment of Bylaws” below.	See “Removal of Directors” above and “Amendment of Memorandum and Articles of Association or Charter” and “Amendment of Bylaws” below.
Vacancies on the Board of Directors
Under the Current Charter, the Vickers’s directors may appoint any person to be a director to fill a vacancy provided that the appointment does not cause the numbers of directors to exceed any number fixed by or in accordance with the Current Charter as the maximum number of directors.	Under the Proposed Charter, subject to the rights of the holders of any series of preferred stock and except as otherwise required by law or the Proposed Charter, any vacancy resulting from the death, resignation, removal or disqualification of a director or other cause, or any newly created directorship in the New Scilex Board, may be filled by a majority of the directors then in office, although less than a quorum, or by New Scilex’s stockholders; provided, however, that from and after the Sorrento Trigger Event, any vacancy resulting from the death, resignation, removal or disqualification of a director or other cause, or any newly created directorship in the New Scilex Board, shall be filled only by a majority of the directors then in office, although less than a quorum, and shall not be filled by New Scilex’s stockholders. Except as otherwise provided by the Proposed Charter, a director elected to fill a vacancy or newly created directorship shall hold office until the annual meeting of stockholders for the election of directors of the class to which he or she has been appointed and until his or her successor has been duly elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, removal or disqualification.

Current Governance	Proposed Governance
Amendment of Memorandum and Articles of Association or Charter
Under the Current Charter, subject to applicable law and the provisions of the Current Charter as regards to matters to be dealt with by ordinary resolution, Vickers may, by special resolution, alter or add to the Current Charter with respect to any objects, powers or other matters specified therein.
The Proposed Charter provides that New Scilex will reserve the right to amend, alter, change or repeal any provision contained in the Proposed Charter, in the manner prescribed by the Proposed Charter and applicable law, and all rights, preferences and privileges therein conferred upon stockholders by and pursuant to the Proposed Charter in its current form or as thereafter amended are granted subject to the rights reserved below.
Notwithstanding the foregoing, from and after the occurrence of the Sorrento Trigger Event, notwithstanding any other provisions of the Proposed Charter or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any greater or additional vote or consent required thereunder (including any vote of the holders of any particular class or classes or series of stock required by law or by the Proposed Charter or any Preferred Stock Designation), the affirmative vote of the holders of at least 66 2∕3% of the voting power of the then-outstanding shares of stock entitled to vote thereon, voting together as a single class, shall be required to alter, amend or repeal Articles V (Board of Directors), VI (Consent of Stockholders in Lieu of Meeting; Special Meetings of Stockholders), VII (Limitation of Liability), VIII (Corporate Opportunities and Competition), IX (Exclusive Forum), X (Section 203 of the DGCL) and XI (Amendment of Certificate of Incorporation and Bylaws), and no other provision may be adopted, amended or repealed that would have the effect of modifying or permitting the circumvention of the provisions set forth in any of such Articles.

Amendment of Bylaws
Under the Current Charter, subject to applicable law and the provisions of the Current Charter as regards to matters to be dealt with by ordinary resolution, Vickers may, by special resolution, alter or add to the Current Charter.	Under the Proposed Charter, the New Scilex Board will be expressly authorized to make, alter and repeal the Proposed Bylaws without the consent or vote of the New Scilex stockholders in any manner not inconsistent with applicable laws or the Proposed Charter. From and after the occurrence of the Sorrento Trigger Event, notwithstanding any other provisions of the Proposed Bylaws or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any additional or greater vote or consent required by the Proposed Charter (including any vote of the holders of any particular class or classes or series of stock required by law or by the Proposed Charter or any

Current Governance	Proposed Governance
Preferred Stock Designation), the affirmative vote of the holders of at least 66 2∕3% of the voting power of the then-outstanding shares of stock entitled to vote thereon, voting together as a single class, shall be required in order for the stockholders of New Scilex to alter, amend or repeal, in whole or in part, any provision of the Proposed Bylaws or to adopt any provision inconsistent therewith.
Quorum
The Current Charter provides the holders of a majority of the shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy shall be a quorum.	The Proposed Bylaws will provide that, except as otherwise provided by applicable law or the Proposed Charter, a quorum for the transaction of business at any meeting of stockholders shall consist of the holders of record of a majority of the voting power of the issued and outstanding shares of the capital stock of New Scilex entitled to vote at a meeting of stockholders, present in person, or by remote communication, if applicable, or represented by proxy; provided that, when specified business is to be voted on by a class or series of stock voting as a class, the holders of a majority of the shares of such class or series shall constitute a quorum of such class or series for the transaction of such business.
Stockholder Action by Written Consent
The Current Charter permit the shareholders to approve resolutions by way of unanimous written resolution.	Under the Proposed Charter, but subject to any rights of the holders of New Scilex Preferred Stock with respect to such series of preferred stock, any action required or permitted to be taken by the stockholders of New Scilex must be effected by a duly called annual or special meeting of such stockholders; provided, however, that prior to the Sorrento Trigger Event, any action required or permitted to be taken at any annual or special meeting of stockholders of New Scilex may be taken without a meeting, without prior notice and without a vote, if a consent or consents, setting forth the action so taken, is signed by or on behalf of the holders of record of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, is delivered to New Scilex in accordance with the DGCL.
Special Stockholder Meetings
Under the Current Charter, all general meetings other than annual general meetings shall be called extraordinary general meetings. A members’ requisition is a requisition of members holding at	Under the Proposed Charter, subject to the rights of the holders of any series of New Scilex Preferred Stock with respect to such series of preferred stock, special meetings of stockholders may only be called

Current Governance	Proposed Governance
the date of deposit of the requisition not less than 10% in par value of the issued shares which as at that date carry the right to vote at general meetings of Vickers requiring the Vickers directors to convene an extraordinary general meeting.	by order of the Chairman of the New Scilex Board, the New Scilex Board or the Chief Executive Officer; provided, however, that at any time prior to the Sorrento Trigger Event, special meetings of New Scilex stockholders shall also be called by or at the direction of the New Scilex Board or the Chairman of the New Scilex Board at the request of Sorrento. The Proposed Bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting.
Notice of Stockholder Meetings
Under the Current Charter, at least five clear days’ notice shall be given of any general meeting. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting and shall be given in the manner mentioned in the Current Charter or in such other manner if any as may be prescribed by Vickers, provided that a general meeting of Vickers shall, whether or not the notice specified in the Current Charter has been given and whether or not the provisions of the Current Charter regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed: (i) in the case of an annual general meeting, by all of the members entitled to attend and vote thereat; and (ii) in the case of an extraordinary general meeting, by a majority in number of the members having the right to attend and vote at the meeting, together holding not less than 95% in par value of the shares giving that right.	Under the Proposed Bylaws, except as otherwise provided by law the Proposed Charter or the Proposed Bylaws, notice, given in writing or by electronic transmission, of each meeting of stockholders shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to vote at such meeting. Such notice shall specify the place, if any, date and hour, the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting), the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of special meetings, the purpose or purposes for which the meeting is called.
Stockholder Nominations of Persons for Election of Directors
Shareholders seeking to nominate candidates for appointment as directors at an annual general meeting must deliver notice to the principal executive offices of Vickers not less than 120 calendar days before the date of the proxy statement released to shareholders in connection with the previous year’s annual general meeting or, if no an annual general meeting was held in the previous year, or if the date of the current year’s annual general meeting has been changed by more than 30 days from the date of the previous year’s annual general meeting, then the deadline for such notice shall be set by the Vickers Board, being a reasonable time before Vickers begins to print and send its related proxy materials.	Under the Proposed Bylaws, nominations of persons for election to the New Scilex Board may be made at an annual meeting or at a special meeting of stockholders at which directors are to be elected pursuant to New Scilex’s notice of meeting only by giving timely notice to the corporate secretary of New Scilex (the “Secretary”) in writing and in proper form. To be timely, such notice must be delivered to the Secretary at the principal executive offices of New Scilex not earlier than the close of business on the 120th day nor later than the close of business on the 90th day prior to the first anniversary of the preceding year’s annual meeting (in the case of the first annual meeting of stockholders held after January 1, 2022, the date of the preceding year’s annual meeting of the stockholders shall be deemed to be , 2021);

Current Governance	Proposed Governance
provided, however, that, if the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 60 days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such annual meeting is first made by New Scilex. The Proposed Bylaws will also specify requirements as to the form and content of a stockholder’s notice and the stockholder shall also update and supplement such information as required under Section 9(a)(2) of the Proposed Bylaws. The number of nominees a stockholder may nominate for election at an annual meeting or special meeting shall not exceed the number of directors to be elected at such meeting.
Stockholder Proposals (Other than Nominations of Persons for Election of Directors)

Under the Current Charter, Vickers’s directors may call general meetings, and they shall on a members’ requisition forthwith proceed to convene an extraordinary general meeting of Vickers. A members’ requisition is a requisition of members holding, at the date of deposit of the requisition, not less than 10% in par value of the issued shares of Vickers, which was at that date carrying the right to vote at general meetings of Vickers. The members’ requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Vickers registered office, and may consist of several documents in like form each signed by one or more requisitionists. If there are no directors as at the date of the deposit of the members’ requisition or if the directors do not within 21 days from the date of the deposit of the members’ requisition duly proceed to convene a general meeting to be held within a further 21 days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of the requisitionists, may themselves convene a general meeting, but any meeting so convened shall be held no later than the day which falls three months after the expiration of the said 21 day period.
Shareholders seeking to bring business before the annual general meeting must deliver notice to the principal executive offices of Vickers not less than 120 calendar days before the date of the proxy statement released to shareholders in connection
Under the Proposed Bylaws and other than with respect to matters brought properly under and in compliance with Rule 14(a)-8 of the Exchange Act, for a stockholder to properly bring a matter (other than a nomination of a director or directors) before an annual or special meeting, the stockholder must deliver timely written notice to the Secretary at the principal executive offices of New Scilex pursuant to each of the requirements set forth in Section 9(a)(2), Section 9(a)(3), and Section 9(b) therein.

Current Governance	Proposed Governance
with the previous year’s annual general meeting or, if no an annual general meeting was held in the previous year, or if the date of the current year’s annual general meeting has been changed by more than 30 days from the date of the previous year’s annual general meeting, then the deadline for such notice shall be set by the Vickers Board, being a reasonable time before Vickers begins to print and send its related proxy materials.
Limitation of Liability of Directors and Officers
Under the Current Charter, no Indemnified Person (as defined below) shall be liable to Vickers for any loss or damage incurred by Vickers as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud, willful neglect or willful default of such Indemnified Person.	Under the Proposed Charter, the liability of a director of New Scilex for monetary damages for any breach of fiduciary duty as a director shall be eliminated to the fullest extent under applicable law.
Indemnification of Directors, Officers, Employees and Agents
Under the Current Charter, every director and officer of Vickers (which for the avoidance of doubt, shall not include auditors of Vickers), together with every former director and former officer of Vickers (each an “Indemnified Person”) shall be indemnified out of the assets of Vickers against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud, willful neglect or willful default. No Indemnified Person shall be liable to Vickers for any loss or damage incurred by Vickers as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud, willful neglect or willful default of such Indemnified Person. No person shall be found to have committed actual fraud, willful neglect or willful default unless or until a court of competent jurisdiction shall have made a finding to that effect.
A corporation is generally permitted to indemnify its directors and officers acting in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation.
Under the Proposed Bylaws, New Scilex will be required to indemnify its directors and officers and any person serving at New Scilex’s request as a director, officer or trustee of another entity as described therein, to the extent not prohibited by the DGCL.

Corporate Opportunity Provision
The Current Charter provide that to the fullest extent permitted by applicable law, no individual serving as a director or an officer of Vickers has any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as Vickers and Vickers renounces any interest or expectancy in, or in being	The Proposed Charter will limit the application of the doctrine of corporate opportunity on Sorrento and its affiliates and any person or entity who, while a director, officer or agent of New Scilex or any of its Affiliates, is a director, officer, principal, partner, member, manager, employee, agent and/or other representative of Sorrento and its affiliates.

Current Governance	Proposed Governance

offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity. Except to the extent expressly assumed by contract, to the fullest extent permitted by applicable law, there is no duty to communicate or offer any such corporate opportunity to Vickers and no liability to Vickers or its shareholders for breach of any fiduciary duty as a shareholder, director and/or officer solely by reason of the fact that such party pursues or acquires such corporate opportunity for itself, himself or herself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to Vickers.
Vickers also waives, to the fullest extent permitted by applicable law, any and all claims and causes of action that Vickers may have for such activities.

Dividends, Distributions and Stock Repurchases

The Current Charter provides that, subject to applicable law and except as otherwise provided by the rights attached to any shares, the Vickers’ directors may resolve to pay dividends and other distributions on Vickers Ordinary Shares in issue and authorize payment of dividends or other distributions out of the funds of Vickers lawfully available therefor.
The Vickers’ directors may deduct from any dividend or other distribution payable to any member all sums of money (if any) then payable by such member to Vickers on account of calls or otherwise. The Vickers’ directors may resolve that any dividend or other distribution be paid wholly or partly by the distribution of specific assets and in particular (but without limitation) by the distribution of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Vickers’ directors may settle the same as they think expedient and in particular may issue fractional shares and may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any members upon the basis of the value so fixed in order to adjust the rights of all members and may vest any such specific assets in trustees in such manner as may seem expedient to the directors.
The Proposed Bylaws will provide that, subject to applicable law and the Proposed Charter, the New Scilex Board may declare and pay dividends upon the shares of capital stock of New Scilex, which dividends may be paid either in cash, in property or in shares of the capital stock of New Scilex. Subject to applicable law and the Proposed Charter, the New Scilex Board shall have full power to determine whether any dividends shall be declared and paid to stockholders.

Current Governance	Proposed Governance
Liquidation
Under the Current Charter, if Vickers shall be wound up, the liquidator shall apply the assets of Vickers in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any Vickers Ordinary Shares, in a winding up: (i) if the assets available for distribution amongst the members shall be insufficient to repay the whole of Vickers’s issued share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the par value of the shares held by them; or (ii) if the assets available for distribution amongst the members shall be more than sufficient to repay the whole of Vickers’s issued share capital at the commencement of the winding up, the surplus shall be distributed amongst the members in proportion to the par value of the shares held by them at the commencement of the winding up subject to a deduction from those shares in respect of which there are monies due, of all monies payable to Vickers for unpaid calls or otherwise.	The Proposed Charter and the Proposed Bylaws are silent on liquidation provisions.
Inspection of Books and Records; Stockholder Lists
Inspection: The directors of Vickers shall determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of Vickers or any of them shall be open to the inspection of members not being directors and no member (not being a director) shall have any right of inspecting any account or book or document of Vickers except as conferred by law or authorized by the directors of Vickers or by Vickers in general meeting.	Inspection: Under Section 220 of the DGCL, any New Scilex stockholder, in person or by attorney or other agent, has, upon written demand under oath stating the purpose thereof, the right during the usual hours for business to inspect for any proper purpose and to make copies and extracts from New Scilex’s stock ledger, a list of its stockholders and its other books and records.
Voting List: No similar provision.	Voting List: Under the Proposed Bylaws, New Scilex will be required to prepare and make available, at least 10 days before every meeting of the stockholders, a complete list of the stockholders entitled to vote at such meeting. The list will be open to the examination of any stockholder, for any purpose germane to the meeting, as required by applicable law.
Choice of Forum
The Current Charter is silent on the choice of forum for actions against Vickers or its directors and officers.	Under the Proposed Charter, unless New Scilex consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State

Current Governance	Proposed Governance

of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of New Scilex, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or stockholder of New Scilex to New Scilex or New Scilex’s stockholders, (iii) any action asserting a claim against New Scilex or any current or former director, officer, employee or stockholder of New Scilex arising pursuant to any provision of the DGCL or of the Proposed Charter or the Proposed Bylaws (as either may be amended and/or restated from time to time), (iv) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of the Proposed Charter or the Proposed Bylaws (each as may be amended from time to time, including any right, obligation or remedy thereunder), (v) any action or proceeding asserting a claim against New Scilex or any current or former director, officer, employee or stockholder of New Scilex as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware, or (vi) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware. The foregoing shall not apply to claims arising under the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.
In addition, the Proposed Charter also provides that unless New Scilex consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.
Pursuant to the terms of the Proposed Charter, any person or entity purchasing or otherwise acquiring any interest in shares of stock of New Scilex shall be deemed to have notice of and, to the fullest extent permitted by law, to have consented to the foregoing provisions of the Proposed Charter.

Stockholder/Shareholder Lawsuits
In the Cayman Islands, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company, but only in certain limited circumstances.	A stockholder may bring a derivative suit subject to procedural requirements. The Proposed Governing Documents do not expand upon or otherwise limit statutorily provided litigation rights.

Current Governance	Proposed Governance
Fiduciary Duties of Directors
A director owes fiduciary duties to a company, including to exercise loyalty, honesty and good faith to the company as a whole. In addition to fiduciary duties, directors of Cayman Island companies owe a duty of care, diligence and skill. Such duties are owed to the company but may be owed direct to creditors or shareholders in certain limited circumstances.
Directors must exercise a duty of care and duty of loyalty (which includes a duty of good faith) to the company and its stockholders.
The Proposed Governing Documents do not expand upon or otherwise limit fiduciary duties of directors.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Certain Transactions of Vickers
Founder Shares
On July 16, 2020, Vickers issued an aggregate of 3,593,750 Vickers Ordinary Shares to an affiliate of the Sponsors for an aggregate purchase price of $25,000. In August 2020, the affiliate transferred his founder shares to the Sponsors for the same price paid for such shares. On October 8, 2020, the Company effected a share capitalization of 0.2 shares for each share outstanding, on December 7, 2020, the Sponsors forfeited 1,437,500 Vickers Ordinary Shares, which were cancelled by Vickers, and on January 6, 2021, Vickers effected a share capitalization of 0.2 shares for each share outstanding, resulting in 3,450,000 Vickers Ordinary Shares issued and outstanding. All share and per-share amounts have been retroactively restated to reflect the share transactions. The founder shares included an aggregate of up to 450,000 shares that were subject to forfeiture depending on the extent to which the underwriters’ over-allotment option is exercised, so that the number of founder shares will equal, on an as-converted basis, approximately 20% of the Company’s issued and outstanding Vickers Ordinary Shares after the IPO. As a result of the underwriters’ election to partially exercise their over-allotment option, no founder shares are currently subject to forfeiture.
The Sponsors have agreed, subject to limited exceptions, not to transfer, assign or sell any of their founder shares until six months after the consummation of a business combination or earlier if, subsequent to a business combination, Vickers consummates a liquidation, merger, share exchange or other similar transaction that results in all of the public shareholders having the right to exchange their Vickers Ordinary Shares for cash, securities or other property.
Promissory Note
On July 16, 2020, Vickers issued an unsecured promissory note (the “Promissory Note”) to an affiliate of the Sponsors, pursuant to which Vickers may borrow up to an aggregate principal amount of $125,000. The Promissory Note is non-interest bearing and payable on the earlier of (i) December 31, 2020 or (ii) the completion of the IPO. The outstanding balance under the Promissory Note of $125,000 was repaid subsequent to the closing of the IPO on January 14, 2021. Borrowings under the Promissory Note are no longer available to Vickers.
Related Party Loans
In order to finance transaction costs in connection with a Business Combination, the Sponsors or an affiliate of the Sponsors, or certain of Vickers’s officers and directors may, but are not obligated to, loan Vickers funds as may be required. Such Working Capital Loans would be evidenced by promissory notes. The notes may be repaid upon completion of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of notes may be converted upon completion of a Business Combination into Working Capital Warrants at a price of $0.75 per Working Capital Warrant. Such Working Capital Warrants would be identical to the Private Placement Warrants issued simultaneously with the IPO. In the event that a Business Combination does not close, Vickers may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. As of December 31, 2020 and December 31, 2021, there were no amounts outstanding under the Working Capital Loans.
On December 20, 2021, Vickers entered into two convertible promissory notes with the Sponsors pursuant to which the Sponsors agreed to loan Vickers up to an aggregate principal amount of $500,000 (the “Convertible Promissory Notes”). The Convertible Promissory Notes are non-interest bearing and payable upon the consummation of a business combination. If a business combination is not consummated, the Convertible Promissory Notes will not be repaid by Vickers and all amounts owed thereunder by Vickers will be forgiven except to the extent that Vickers has funds available to it outside of the Trust Account. Up to $500,000 of the Convertible Promissory Notes may be converted into Working Capital Warrants at a price of $0.75 per Working Capital Warrant at the option of the Sponsors. The Working Capital Warrants would be identical to the Private Placement Warrants issued simultaneously with the IPO. As of December 31, 2021, the outstanding principal balance under the Convertible Promissory Notes amounted to an aggregate of $500,000. Subsequent to December 31, 2021, on January 6, 2022, Vickers borrowed an additional $1,035,000, as discussed below. On January 27, 2022, Vickers entered into two additional Convertible Promissory Notes with the Sponsors pursuant to which the Sponsors agreed to loan Vickers up to an aggregate principal amount of $500,000. Subsequent to December 31, 2021, the principal balance of the Convertible Promissory Notes amounted to an aggregate of $2,035,000.
Advances from Related Party
During 2020, an affiliate of the Sponsors advanced Vickers an aggregate of $30,000 to fund expenses in connection with the IPO. The advances are non-interest bearing and payable upon demand. As of March 31, 2022 and December 31, 2021, there was $0 advances outstanding. The outstanding amount of $30,000 as of December 31, 2020 was repaid on February 26, 2021.
Administrative Service Fee
Commencing on the effective date of the registration statement of the IPO through the acquisition of a target business, the Sponsors have provided Vickers with office space and certain office and secretarial services at no cost.
No compensation of any kind, including any finder’s fee, reimbursement, consulting fee or monies in respect of any payment of a loan, will be paid by us to the Sponsors, officers and directors, or any of their affiliates, prior to, or in connection with any services rendered in order to effectuate, the consummation of an initial business combination (regardless of the type of transaction that it is). However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made to the Sponsors, officers, directors or our or their affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on our behalf.
Related Party Policy
Vickers’s Code of Ethics requires it to avoid, wherever possible, all related party transactions that could result in actual or potential conflicts of interests, except under guidelines approved by the Vickers Board (or the audit committee). Related-party transactions are defined as transactions in which (1) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (2) it or any of its subsidiaries is a participant, and (3) any (a) executive officer, director or nominee for election as a director, (b) greater than 5% beneficial owner of Vickers Ordinary Shares, or (c) immediate family member, of the persons referred to in clauses (a) and (b), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). A conflict of interest situation can arise when a person takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise if a person, or a member of his or her family, receives improper personal benefits as a result of his or her position.
The audit committee, pursuant to its written charter, will be responsible for reviewing and approving related-party transactions to the extent Vickers enters into such transactions. The audit committee will consider all relevant factors when determining whether to approve a related party transaction, including whether the related party transaction is on terms no less favorable to Vickers than terms generally available from an unaffiliated third-party under the same or similar circumstances and the extent of the related party’s interest in the transaction. No director may participate in the approval of any transaction in which he is a related party, but that director is required to provide the audit committee with all material information concerning the transaction. Vickers also requires each of its directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions.
These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.
To further minimize conflicts of interest, Vickers has agreed not to consummate an initial business combination with an entity that is affiliated with any of the Sponsors, officers or directors unless it has obtained an opinion from an independent investment banking firm, or another independent entity that commonly renders valuation opinions, and the approval of a majority of our disinterested independent directors that the Business Combination is fair to Vickers’s unaffiliated stockholders from a financial point of view.
Related Party Extension Loans
Vickers may extend the period of time to consummate a Business Combination until January 11, 2023 to complete a Business Combination. In order to extend the time available for the Company to consummate a Business Combination, the Sponsors or their affiliates or designees, must deposit into the Trust Account approximately $323,888 (or approximately $0.0333 per ordinary share that remains outstanding) for each calendar month, or portion thereof, that is needed by Vickers to complete an initial business combination from July 11, 2022 through January 11, 2023. The Sponsors and its affiliates or designees intend, but are not obligated, to fund the Trust Account to extend the time for Vickers to complete a Business Combination.
On April 10, 2022, Vickers extended the period of time to consummate a Business Combination to July 11, 2022. The Sponsors deposited $1,035,000 into the Trust Account made in the form of non-interest-bearing loans. On June 30, 2022, Vickers’s shareholders approved the Extension Amendment to its amended and restated memorandum and articles of association to extend the deadline by which it must complete an initial business combination from July 11, 2022 to January 11, 2023. Any such extension is to be made on a monthly basis and is conditioned on the deposit into the Trust Account of a payment equal to $0.0333 per public share outstanding. In connection with the shareholder vote on the Extension Amendment, Vickers was required to provide its shareholders with the right to redeem their public shares. Holders of 4,073,605 public shares elected to redeem their shares at a per share redemption price of $10.25 thereby reducing the amount in the Trust Account by an aggregate of approximately $41.8 million. If Vickers completes a Business Combination, Vickers will, at the option of the Sponsors, repay the amounts evidenced by the Convertible Promissory Notes or convert a portion or all of the total amount into Working Capital Warrants at a price of $0.75 per Working Capital Warrant, which Working Capital Warrants are identical to the Private Placement Warrants issued simultaneously with the IPO. If a Business Combination is not consummated, the Convertible Promissory Notes will not be repaid by Vickers and all amounts owed thereunder by Vickers will be forgiven except to the extent that Vickers has funds available to it outside of its Trust Account.
Certain Transactions of Scilex
The following is a summary of transactions since January 1, 2019 and any currently proposed transactions to which Scilex, Scilex Pharma or Semnur was or is to be a participant in which the amount involved exceeded or will exceed $120,000, and in which any of Scilex’s directors, executive officers or, to Scilex’s knowledge, beneficial owners of more than 5% of Scilex’s capital stock, or their immediate family members (collectively, the “Scilex Related Parties”) have had or will have a direct or indirect material interest, other than compensation and other arrangements that are described under the section of this proxy statement/prospectus titled “Scilex’s Executive Compensation.”
Corporate Reorganization
On March 18, 2019, Scilex completed a corporate reorganization. In connection with the corporate reorganization, the existing stockholders of Scilex Pharma exchanged their shares for the same number of newly issued shares of Scilex Common Stock, pursuant to a Contribution and Loan Agreement. As a result, Scilex Pharma and Semnur became Scilex’s wholly owned subsidiaries. In connection with the reorganization, each option issued by Scilex Pharma to acquire shares of common stock granted under the Scilex Pharma 2017 Plan was cancelled and substituted for an option to purchase an equivalent number of shares of Scilex Common Stock. See the section of this proxy statement/prospectus titled “Business of Scilex — Our Corporate History" for further information.
Scilex’s Relationship with Sorrento
Prior to the Business Combination, Scilex is a majority-owned subsidiary of Sorrento. Following the Closing of the Business Combination, Sorrento will continue to beneficially own a significant percentage of

Scilex’s outstanding common stock. In connection with the Business Combination, Scilex and Sorrento intend to enter into certain agreements that relate to Scilex’s relationship with Sorrento prior to the Business Combination or will provide a framework for its ongoing relationship with Sorrento.
On January 1, 2017, Scilex Pharma entered into a transition services agreement with Sorrento. Pursuant to this transition services agreement, Sorrento agreed to provide, directly or indirectly, certain administrative, financial, legal, tax, insurance, facility, information technology and other services to Scilex Pharma. In addition to the services provided under this transition services agreement, Sorrento retains insurance coverage on behalf of Scilex Pharma. For the years ended December 31, 2021 and 2020, the total cost of services and insurance, including an agreed-upon markup, provided to Scilex Pharma was $4.0 million and $2.3 million, respectively.
Itochu and Oishi Product Development Agreement and Commercial Supply Agreement
Scilex is a party to the Product Development Agreement with Oishi and Itochu, who are responsible for supplying ZTlido and SP-103 for development and commercialization purposes. Scilex is also a party to the Itochu and Oishi Commercial Supply Agreement, pursuant to which Itochu agreed to purchase Products (as defined in the Itochu and Oishi Commercial Supply Agreement) from Oishi and handles the shipping of the Products. As of December 31, 2020, Itochu held approximately 14.7% of Scilex’s outstanding capital stock, representing a noncontrolling interest. Itochu ceased to be a shareholder of Scilex on January 13, 2021. Its Managing Executive Officer, Kenji Hakoda, served on the Scilex Board from March 2019 to October 2020. During the years ended December 31, 2021 and 2020, pursuant to the aforementioned Product Development Agreement and the Itochu and Oishi Commercial Supply Agreement, Scilex purchased inventory from Itochu in the amount of $5.7 million and $1.0 million, respectively, on terms Scilex considers to be arms’ length between the parties. See the sections of this proxy statement/prospectus titled “Business of Scilex — Material Agreements — Itochu and Oishi Product Development Agreement” and “Business of Scilex — Material Agreements — Itochu and Oishi Commercial Supply Agreement” for additional information regarding such agreements.
Indenture and Letter of Credit
On September 7, 2018, Scilex Pharma entered into the Purchase Agreements with the Purchasers and Sorrento, which is a beneficial owner of more than 5% of Scilex’s capital stock. Pursuant to the Purchase Agreements, on September 7, 2018, Scilex Pharma, among other things, issued and sold to the Purchasers the Scilex Pharma Notes for an aggregate purchase price of $140.0 million. The Scilex Pharma Notes are governed by the Indenture with Scilex Pharma, as issuer, U.S. Bank National Association, a national banking association, as the Trustee and Collateral Agent, and Sorrento, as guarantor. The Indenture provides that the holders of the Scilex Pharma Notes will be entitled to receive quarterly payments in an amount equal to a fixed percentage, ranging from 15% to 25%, of the net sales of ZTlido for the prior fiscal quarter on each February 15, May 15, August 15 and November 15. As security for the Scilex Pharma Notes, Scilex Pharma has granted to the Collateral Agent, for the benefit of the Purchasers, a continuing security interest in and lien on Scilex Pharma’s right, title, and interest in and to ZTlido and all property and assets of Scilex Pharma that are necessary for, or otherwise relevant to, now or in the future, the manufacture and sale of ZTlido, on a worldwide basis (exclusive of Japan). Pursuant to the Indenture, Sorrento agreed to irrevocably and unconditionally guarantee, on a senior unsecured basis, the punctual performance and payment when due of all obligations of Scilex Pharma under the Indenture. Pursuant to the terms of the Indenture, Sorrento issued an irrevocable standby letter of credit to Scilex Pharma (as amended, the “Letter of Credit”) which provides that, in the event that (1) Scilex Pharma does not hold at least $29.0 million in unrestricted cash (inclusive of cash equivalents in the collateral account) as of any calendar month ending March 31, 2020 through and including the month ending March 31, 2021 or at least $35.0 million in unrestricted cash (inclusive of cash equivalents in the collateral account) at the end of any calendar month after March 31, 2021, (2) actual cumulative net sales of ZTlido from September 7, 2018 through December 31, 2021 are less than a specified sales threshold for such period, or (3) actual cumulative net sales of ZTlido for any calendar year during the term of the Scilex Pharma Notes, beginning with the 2022 calendar year, are less than a specified sales threshold for such calendar year, Scilex Pharma, as beneficiary of the Letter of Credit, will draw, and Sorrento will pay to Scilex Pharma, $35.0 million in a single lump-sum amount as a subordinated loan.  The Letter of Credit will terminate upon the earliest to occur of: (a) the repayment of the Scilex Pharma Notes in full, (b) the actual net sales of ZTlido for any calendar year during the term of the Scilex Pharma Notes exceeding a certain threshold, (c) the consummation of an initial public offering on a major international stock exchange by Scilex that satisfies certain valuation thresholds, and (d) the replacement of the Letter of Credit with another letter of credit in form and substance, including as to the identity and creditworthiness of issuer, reasonably acceptable to the holders of at least 80% in principal amount of outstanding Scilex Pharma Notes.
On December 14, 2020, the parties entered into a Consent Under and Amendment No. 3 to Indenture and Letter of Credit (“Amendment No. 3”), which amended: (i) the Indenture, and (ii) the Letter of Credit.
On December 14, 2020, and in connection with Amendment No. 3, the aggregate $45.0 million in restricted funds held in previously established reserve and collateral accounts were released and Scilex Pharma utilized such funds to repurchase an aggregate of $45.0 million in principal amount of the Scilex Pharma Notes. Scilex Pharma also repurchased an aggregate of $20.0 million in principal amount of the Scilex Pharma Notes on December 16, 2020. Pursuant to the foregoing repurchases, the aggregate principal amount of the Scilex Pharma Notes was reduced by an aggregate of $65.0 million.
Further related to Amendment No. 3, the Purchasers also consented to Scilex Pharma incurring up to $10.0 million of indebtedness in connection with an accounts receivable revolving loan facility with another lender and the incurrence of liens and the pledge of collateral to such lender in connection therewith.
Effective February 14, 2022, Scilex Pharma issued to Sorrento a draw notice under the Letter of Credit as required under the terms of the Indenture because actual cumulative net sales of ZTlido from the issue date of the Scilex Pharma Notes through December 31, 2021 were less than a specified sales threshold for such period. As a result of the draw notice being issued, the Company paid to Scilex Pharma $35.0 million in a single lump-sum amount as a subordinated loan. Per the terms of the Amendement No. 3, in February 2022, Scilex Pharma repurchased Scilex Pharma Notes in an aggregate amount equal to $20.0 million at a purchase price in cash equal to 100% of the principal amount.
Effective February 15, 2022, in accordance with the Indenture, the principal amount of the Scilex Pharma Notes was increased by $28.0 million as actual cumulative net sales of ZTlido from the issue date of the Scilex Pharma Notes through December 31, 2021 did not equal or exceed a $481.0 million sales threshold for such period.
On June 2, 2022, Sorrento and Scilex Pharma, entered into a Consent Under and Amendment No. 4 to Indenture (“Amendment No. 4”) with the Trustee, Collateral Agent, and the Purchasers, which amended the Indenture. Pursuant to Amendment No. 4, (1) on June 3, 2022, Scilex Pharma repurchased approximately $41.4 million of the aggregate principal amount of the outstanding Scilex Pharma Notes at 100% of the principal amount thereof (the “Repurchase”), (2) the Purchasers agreed that Scilex Pharma can repurchase the remaining principal amount of the Scilex Pharma Notes at any time on or before September 30, 2022 for $41.4 million (subject to reduction for any quarterly royalty payments) and upon such repurchase the Purchasers will forgive and discharge $28.0 million of the aggregate principal amount of the Scilex Pharma Notes, and (3) the minimum cash requirement under the Indenture was reduced to $5.0 million in aggregate unrestricted cash equivalents at the end of each calendar month. The Company funded the Repurchase with cash-on-hand and $15.0 million received from Sorrento on June 2, 2022.
Oaktree Guaranty
On November 7, 2018, Sorrento and certain of its domestic subsidiaries entered into a Term Loan Agreement, as amended on May 3, 2019 and December 6, 2019 (as amended, the “Oaktree Loan Agreement”) with certain funds and accounts managed by Oaktree Capital Management, L.P. and Oaktree Fund Administration, LLC, as administrative and collateral agent, for an initial term loan of $100.0 million and a delayed draw term loan of $20.0 million that was provided to Sorrento on May 3, 2019. On April 12, 2019, Scilex and Semnur entered into a Joinder Agreement to the Oaktree Loan Agreement whereby each entity became a guarantor under the Oaktree Loan Agreement and pledged all of their respective assets (other than equity of Scilex Pharma) as collateral for the loans made to Sorrento under the Oaktree Loan Agreement. All obligations owed under the Oaktree Loan Agreement were paid off in full on June 12, 2020 and both Scilex and Semnur ceased to be a guarantor under the Oaktree Loan Agreement as of such date.

Intercompany Promissory Note and Sale of Shares to Sorrento
On October 5, 2018, Scilex Pharma issued to Sorrento an intercompany promissory note in the amount of approximately $21.7 million for certain amounts previously advanced to Scilex Pharma by Sorrento (the “Intercompany Note”). On October 22, 2018, Sorrento purchased from Scilex 24,117,608 shares of Scilex Common Stock in exchange for the cancellation of $21.7 million of indebtedness under the Intercompany Note. During 2021 and 2020, Sorrento made advances to Scilex Pharma in the amount of $8.1 million and $10.3 million, respectively, under the Intercompany Note. As of December 31, 2021 and 2020, the outstanding principal balance under the Intercompany Note was approximately $23.5 million and $15.4 million, respectively. In connection with Amendment No. 4 to the Indenture, the maximum aggregate principal amount of the Intercompany Note was increased from up to $25.0 million to up to $50.0 million. As of the date of this proxy statement/prospectus, the outstanding principal balance under the Intercompany Note was $23.5 million.
Note Payable to Sorrento
On March 18, 2019, Scilex entered into a note payable with Sorrento with an initial principal amount of $16.5 million. Scilex may borrow up to an aggregate of $20.0 million of principal amount under the note payable. The note is interest bearing at the lesser of (i) 10% simple interest per annum, and (ii) the maximum interest rate permitted under law. Interest is due and payable annually. The note payable is payable upon demand and may be prepaid in whole or in part at any time without penalty or premium. The outstanding principal balance of the note as of December 31, 2021 and 2020 was $19.6 million and $13.0 million, respectively. Accrued interest of $3.9 million and $2.6 million was recognized under related party payable in Scilex’s consolidated balance sheet as of December 31, 2021 and 2020, respectively. During the three months ended March 31, 2022 and 2021, Sorrento made advances to Scilex in the amount of $27.5 million and $0, respectively, under the note payable. The outstanding principal balance of the note on March 31, 2022 and December 31, 2021 was $47.1 million and $19.6 million, respectively, which was recorded under the current related party notes payable in Scilex’s consolidated balance sheets. As of March 31, 2022 and December 31, 2021, Scilex had ending balances resulting from the accrued interest on the note payable of $4.4 million and $3.9 million, respectively, which was recorded under the related party payable in Scilex’s consolidated balance sheets. The proceeds from the note payable were used to finance the acquisition of Semnur and to finance Scilex’s operations.
Shah Investor LP Assignment Agreement
Scilex, through Semnur, is a party to the Assignment Agreement with Shah Investor LP, pursuant to which Shah Investor LP assigned Scilex certain intellectual property and Scilex agreed to pay Shah Investor LP a contingent quarterly royalty in the low-single digits based on the quarterly net sales of any pharmaceutical formulations for local delivery of steroids by injection developed utilizing such intellectual property, which would include SEMDEXA. Mahendra Shah, Ph.D., who served on the Scilex Board from March 2019 to October 2020, is the managing partner of Shah Investor LP. See the section of this proxy statement/prospectus titled “Business of Scilex — Material Agreements — Shah Investor LP Assignment Agreement” for additional information regarding the Assignment Agreement.
Acquisition of SP-104 Assets from Sorrento
In April 2021, Sorrento entered into an asset purchase agreement (the “Aardvark Asset Purchase Agreement”) with Aardvark Therapeutics, Inc. (“Aardvark”), pursuant to which, among other things, Sorrento acquired Aardvark’s Delayed Burst Release Low Dose Naltrexone (DBR-LDN) asset and intellectual property rights, for the treatment of chronic pain, fibromyalgia and chronic post-COVID syndrome (collectively, the “SP-104 Assets”), which includes a Statement of Work dated November 18, 2020 (the “Tulex Statement of Work”), pursuant to which Tulex agreed to, among other things, develop, test and manufacture clinical supplies of SP-104.
Subsequent to the acquisition, Sorrento designated Scilex to lead all development efforts related to SP‑104 and on May 12, 2022, Scilex and Sorrento entered into a bill of sale and assignment and assumption agreement, pursuant to which Sorrento sold, conveyed, assigned and transferred to Scilex all of its rights, title and interest in and to the SP-104 Assets (including PCT/US2021/053645 and all patents and patent applications that claim priority rights thereto) and Scilex assumed all of Sorrento’s rights, liabilities and obligations under the Aardvark Asset Purchase Agreement (the “SP-104 Acquisition”).
As consideration for the SP-104 Acquisition, Scilex issued a promissory note in the aggregate principal amount of $5,000,000 to Sorrento (the “Promissory Note”). The Promissory Note matures seven years from the date of issuance and bears interest at the rate equal to the lesser of (a) 2.66% simple interest per annum and (b) the maximum interest rate permitted under law. The Promissory Note is payable in cash, shares of Scilex common stock (any shares so issued, the “Consideration Shares”) or any combination thereof, at Scilex’s sole discretion, and may be prepaid in whole or in part at any time without penalty. Scilex also agreed to file with the SEC, a resale registration statement, relating to the resale by Sorrento of any Consideration Shares that may be issued to Sorrento, within 60 days of the issuance of such Consideration Shares.
As the successor to the Aardvark Asset Purchase Agreement, Scilex is obligated to pay Aardvark (i) $3,000,000, upon initial approval by the FDA of a new drug application for the LDN Formulation (as defined in the Aardvark Asset Purchase Agreement) (which amount may be paid in shares of Scilex common stock or cash, in Scilex’s sole discretion) (the “Development Milestone Payment”) and (ii) $20,000,000, in cash, upon achievement of certain net sales by Scilex of a commercial product that uses the LDN Formulation (the “Commercial Product”). Scilex will also pay Aardvark certain royalties in the single digits based on percentages of annual net sales by Scilex of a commercial product that uses the LDN Formulation. The royalty percentage is subject to reduction in certain circumstances. Royalties are due for so long as Commercial Product is covered by a valid patent in the country of sale or for ten years following the first commercial sale of the Commercial Product, whichever is longer. As of the date of this proxy statement/prospectus none of the foregoing payments have been triggered.
In connection with its acquisition of the SP-104 Assets, Scilex has agreed that if it issues any shares of Scilex common stock in respect of the Development Milestone Payment, Scilex will prepare and file one or more registration statements with the SEC for the purpose of registering for resale such shares and is required to file such registration statement with the SEC within 60 days following the date on which any such shares are issued.
Tien-Li Lee, MD, a member of the board of directors of Scilex, is the founder, chief executive officer and a member of the board of directors of Aardvark.
Guaranty of Lease
On August 8, 2019, Scilex entered into a new office lease for approximately 6,000 square feet for its executive offices in Palo Alto, California, as amended on September 15, 2019. The term of the lease commenced on September 15, 2019 and will expire on November 30, 2024. Scilex will be obligated to pay an average of approximately $0.5 million in annual rent over the term of the lease. In connection with the lease, on August 8, 2019, Sorrento executed a Guaranty of Lease, guaranteeing the performance of Scilex’s obligations under the lease.
Executive Officer and Director Compensation
Please see the section of this proxy statement/prospectus titled “Scilex’s Executive Compensation” for information regarding the compensation of Scilex’s executive officers and the section of this proxy statement/prospectus titled “Scilex’s Director Compensation” for information regarding the compensation of Scilex’s non-employee directors.
Employment Agreements
Scilex has entered into offer letter agreements with certain of its executive officers that, among other things, provide for certain compensatory and change in control benefits, as well as severance benefits. For a description of these agreements with such executive officers, see the section of this proxy statement/prospectus titled “Scilex’s Executive Compensation — Arrangements with Current Executive Officers.”
Limitation of Liability and Indemnification of Officers and Directors
Please see the section of this proxy statement/prospectus titled “Directors and Executive Officers of New Scilex After the Business Combination — Limitation of Liability and Indemnification of Directors and Officers” for information regarding Scilex’s arrangements to provide indemnification to its officers and directors.

Post-Business Combination Agreements
In connection with the Business Combination, certain agreements with certain Scilex Related Parties were entered into or will be entered into pursuant to the Merger Agreement. The agreements described in this section, or forms of such agreements as they will be in effect substantially concurrently with the completion of the Business Combination, are filed as exhibits to the registration statement of which this proxy statement/prospectus forms a part, and the following descriptions are qualified by reference thereto. These agreements include:
•
company stockholder support agreements (see the section titled “Proposal 1 — The Business Combination Proposal — Certain Related Agreements and Arrangements — Company Stockholder Support Agreements”); and

•
amended and restated registration rights agreement, including transfer restrictions (see the section titled “Proposal 1 — The Business Combination Proposal — The Merger Agreement — Certain Related Agreements and Arrangements — Amended and Restated Registration Rights Agreement”).

Related Person Transaction Policy
Effective upon the consummation of the Business Combination, New Scilex expects to adopt a related person transaction policy that sets forth its procedures for the identification, review, consideration and approval or ratification of related person transactions. The policy will become effective upon the consummation of the Business Combination. For purposes of New Scilex’s policy only, a related person transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which New Scilex and any related person are, were or will be participants in which the amount involved exceeds $120,000. Transactions involving compensation for services provided to New Scilex as an employee or director are not covered by this policy. A related person is any executive officer, director or beneficial owner of more than 5% of any class of New Scilex’s voting securities and any of their respective immediate family members and any entity owned or controlled by such persons.
Under the policy, if a transaction has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, New Scilex’s management must present information regarding the related person transaction to New Scilex’s audit committee, or, if audit committee approval would be inappropriate, to another independent body of the New Scilex Board, for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to New Scilex of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, New Scilex will collect information that New Scilex deems reasonably necessary from each director, executive officer and, to the extent feasible, significant stockholder to enable New Scilex to identify any existing or potential related-person transactions and to effectuate the terms of the policy. In addition, under New Scilex’s code of conduct and ethics that New Scilex expects to adopt prior to the closing of this Business Combination, New Scilex’s employees and directors will have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest. In considering related person transactions, New Scilex’s audit committee, or other independent body of the New Scilex Board, will take into account the relevant available facts and circumstances including, but not limited to:
•
the risks, costs and benefits to New Scilex;

•
the impact on a director’s independence in the event that the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•
the availability of other sources for comparable services or products; and

•
the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

The policy requires that, in determining whether to approve, ratify or reject a related person transaction, New Scilex’s audit committee, or other independent body of the New Scilex Board, must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, New Scilex’s best interests and those of New Scilex’s stockholders, as New Scilex’s audit committee, or other independent body of the New Scilex Board, determines in the good faith exercise of its discretion.

LEGAL MATTERS
The validity of the shares of Common Stock to be issued pursuant to the Merger Agreement will be passed upon by Loeb & Loeb LLP, who has represented Vickers in connection with the Business Combination. Paul Hastings LLP has represented Scilex in connection with the Business Combination. Maples and Calder has represented Vickers on matters of Cayman Islands law. Conyers Dill & Pearman has represented Scilex on matters of Cayman Islands law.
EXPERTS
The financial statements of Vickers Vantage Corp. I as of December 31, 2021 and 2020, for the year then ended December 31, 2021, and for the period from February 21, 2020 (inception) through December 31, 2020, and for the period from January 1, 2021 through December 31, 2021, appearing in this proxy statement/prospectus have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as set forth in their report thereon (which includes explanatory paragraphs relating to the correction of certain misstatements related to the January 11, 2021 financial statement and Vickers Vantage Corp. I’s ability to continue as a going concern), appearing elsewhere in this proxy statement/prospectus, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
The consolidated financial statements of Scilex Holding Company at December 31, 2021 and 2020, and for the years then ended, included in this proxy statement/prospectus of Vickers Vantage Corp. I which is referred to and made a part of this proxy statement/prospectus and registration statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern as described in Note 2 to the consolidated financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
The financial statements of Scilex Holding Company and its subsidiaries for the period ended December 31, 2019, included in this proxy statement/prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
APPRAISAL RIGHTS
Holders of Vickers Ordinary Shares, Private Placement Warrants, Public Warrants and Units do not have appraisal rights in connection with the Business Combination or the Domestication under Cayman Islands law or under the DGCL.
DELIVERY OF DOCUMENTS TO SHAREHOLDERS
Pursuant to the rules of the SEC, we and servicers that we employ to deliver communications to our shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of the proxy statement. Upon written or oral request, we will deliver a separate copy of the proxy statement/prospectus to any shareholder at a shared address to which a single copy of the proxy statement/prospectus was delivered and who wishes to receive separate copies in the future. Shareholders receiving multiple copies of the proxy statement/prospectus may likewise request that we deliver single copies of the proxy statement/prospectus in the future. Shareholders may notify us of their requests by calling or writing to Morrow Sodali, our proxy solicitor at:
Morrow Sodali LLC
333 Ludlow Street
Stamford, CT 06902
Toll Free: (800) 662-5200
Collect: (203) 658-9400
Email: VCKA.info@investor.morrowsodali.com

TRANSFER AGENT AND REGISTRAR
The transfer agent for our securities is Continental.
SUBMISSION OF SHAREHOLDER PROPOSALS
The Vickers Board is aware of no other matter that may be brought before the Meeting. Under Cayman Islands law, only business that is specified in the notice of a special meeting to shareholders may be transacted at the Meeting.
FUTURE STOCKHOLDER PROPOSALS AND NOMINATIONS
If the Business Combination is not completed, we anticipate that the 2022 annual meeting of stockholders will be held no later than December 31, 2022. For any proposal to be considered for inclusion in New Scilex’s proxy statement and form of proxy for submission to the stockholders at New Scilex’s 2022 annual meeting of stockholders, it must be submitted in writing and comply with the requirements of Rule 14a-8 of the Exchange Act. Such proposals must be received by New Scilex at its offices at 960 San Antonio Road, Palo Alto, CA 94303, within a reasonable time before New Scilex begins to print and send its proxy materials for the 2022 annual meeting.
In addition, the Proposed Bylaws, which will be effective upon the Closing, provide notice procedures for stockholders to nominate a person as a director and to propose business (other than director nominations) to be considered by stockholders at a meeting. To be timely, a stockholder’s notice must be received by the corporate secretary of New Scilex (the “Secretary”) at the principal executive offices of New Scilex not earlier than the close of business on the 120th day nor later than the close of business on the 90th day prior to the first anniversary of the preceding year’s annual meeting (in the case of the first annual meeting of stockholders held after January 1, 2022, the date of the preceding year’s annual meeting of the stockholders shall be deemed to be        , 2021); provided, however, that in the event that the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 60 days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so received not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such annual meeting was first made by New Scilex. Thus, for our 2022 annual meeting of stockholders, assuming the meeting is held on or about        , 2022, notice of a nomination or proposal must be received by the Secretary no later than        , 2022 and no earlier than        , 2022. Nominations and proposals also must satisfy other requirements set forth in the Proposed Bylaws. If any stockholder nomination or proposal not made in compliance with the foregoing procedures, the chairperson of the meeting may declare that such nomination or proposal shall not be presented for stockholder action at the meeting and shall be disregarded.
STOCKHOLDER COMMUNICATIONS AND DELIVERY OF DOCUMENTS TO STOCKHOLDERS
Shareholders and interested parties may communicate with the Vickers Board, any committee chairperson or the non-management directors as a group by writing to the Vickers Board or committee chairperson in care of Vickers Vantage Corp. I, 85 Broad Street, 16th Floor, New York, New York 10004, Attn: Jeffrey Chi. Following the Business Combination, such communications should be sent in care of Scilex Holding Company, 960 San Antonio Road, Palo Alto, CA 94303, Attn: Corporate Secretary. Each communication will be forwarded, depending on the subject matter, to the New Scilex Board, the appropriate committee chairperson or all non-management directors.
Pursuant to the rules of the SEC, Vickers and the services that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of each of Vickers’s annual report to shareholders and Vickers’s proxy statement. Upon written or oral request, Vickers will deliver a separate copy of this proxy statement/prospectus to any shareholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents. Shareholders receiving multiple copies of such documents may likewise request that Vickers deliver single copies of such documents in the future. Shareholders receiving multiple copies of such documents may request that Vickers deliver single copies of such documents in the future. Shareholders may notify Vickers of their requests by calling or writing Vickers Vantage Corp. I at (646) 974-8301 or 85 Broad Street, 16th Floor, New York, New York 10004, Attn: Jeffrey Chi. Following the Business Combination, such requests should be made by writing or calling Scilex Holding Company at 960 San Antonio Road, Palo Alto, CA 94303, Attn: Corporate Secretary.
WHERE YOU CAN FIND MORE INFORMATION
Vickers has filed this proxy statement/prospectus as part of a registration statement on a Form S-4 with the SEC under the Securities Act. This proxy statement/prospectus does not contain all of the information included in the registration statement. For further information pertaining to Vickers and its securities, you should reference to the registration statement and to its exhibits. The descriptions in this proxy statement/prospectus of the provisions of documents filed as exhibits to this proxy statement/prospectus are only summaries of those documents’ material terms. You can read copies of such documents, along with copies of reports, proxy statements and other information filed by Vickers with the SEC at the SEC’s website at http://www.sec.gov. If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the Proposals to be presented at the Meeting, you should contact our proxy solicitor at the following address and telephone number:
Morrow Sodali LLC
333 Ludlow Street
Stamford, CT 06902
Toll Free: (800) 662-5200
Collect: (203) 658-9400
Email: VCKA.info@investor.morrowsodali.com
If you are a shareholder of Vickers and would like to request documents, please do so by        , 2022, in order to receive them before the Meeting. If you request any documents from us, we will mail them to you by first class mail, or another equally prompt means.
Information and statements contained in this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other document included as an annex to this proxy statement/prospectus.
All information contained in this proxy statement/prospectus relating to Vickers has been supplied by Vickers, and all such information relating to Scilex has been supplied by Scilex. Information provided by either the Vickers or Scilex does not constitute any representation, estimate or projection of any other party.
Neither Vickers nor Scilex has authorized anyone to give any information or make any representation about the Business Combination or their respective companies that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

INDEX TO FINANCIAL STATEMENTS
VICKERS VANTAGE CORP. I
Condensed Consolidated Balance Sheets as of March 31, 2021 (Unaudited) and December 31, 2021 (Audited)	F-23
Unaudited Condensed Consolidated Statements of Operations for the three months ended March 31, 2022 and 2021	F-24
Unaudited Condensed Consolidated Statements of Changes in Stockholders’ Deficit for the three months ended March 31, 2022 and 2021	F-25
Unaudited Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2022 and 2021	F-26
Notes to Unaudited Condensed Consolidated Financial Statements	F-27
SCILEX HOLDING COMPANY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of
Vickers Vantage Corp. I
Opinion on the Financial Statements
We have audited the accompanying balance sheet of Vickers Vantage Corp. I (the “Company”) as of December 31, 2021 and 2020, the related statements of operations, changes in shareholders’ (deficit) equity and cash flows for the year ended December 31, 2021 and for the period from February 21, 2020 (inception) through December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the year ended December 31, 2021 and for the period from February 21, 2020 (inception) through December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, if the Company is unable to raise additional funds to alleviate liquidity needs as well as complete a Business Combination by the close of business on April 11, 2022, then the Company will cease all operations except for the purpose of liquidating. This date for mandatory liquidation and subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Restatement of Previously Issued Financial Statement
As described in Note 10 to the financial statements, the Company’s previously issued January 11, 2021 financial statement has ben restated herein to correct certain misstatements.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ WithumSmith+Brown, PC
We have served as the Company’s auditor since 2020.
New York, New York
February 24, 2022
PCAOB ID Number 100

VICKERS VANTAGE CORP. I
BALANCE SHEETS
	December 31,
	2021	2020
ASSETS
Current assets
Cash	$507,921	$30,511
Prepaid expenses	4,536	—
Total Current Assets	512,457	30,511
Deferred offering costs	—	168,973
Investments held in Trust Account – US Treasury Securities Money Market Fund	139,410,739	—
TOTAL ASSETS	$139,923,196	$199,484
LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current liabilities
Accounts payable and accrued expenses	$208,704	$—
Accrued offering costs	—	25,760
Advances from related party	—	30,000
Promissory note – related party	—	125,000
Total Current Liabilities	208,704	180,760
Convertible promissory note – related party, net of discount	483,099	—
Conversion option liability	6,892
Warrant liability	3,351,600	—
Deferred underwriting fee payable	5,190,000	—
Total Liabilities	9,240,295	180,760
Commitments and Contingencies
Ordinary shares subject to possible redemption 13,800,000 as of December 31, 2021 and no shares as of December 31, 2020 at redemption value of $10.10	139,380,000	—
Shareholders’ (Deficit) Equity
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued or outstanding	—	—
Ordinary shares, $0.0001 par value; 200,000,000 shares authorized; 3,450,000 non-redeemable shares issued and outstanding at December 31, 2021 and 2020(1)	345	345
Additional paid-in capital	—	24,655
Accumulated deficit	(8,697,444)	(6,276)
Total Shareholders’ (Deficit) Equity	(8,697,099)	18,724
TOTAL LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY	$139,923,196	$199,484

(1)
At December 31, 2020, includes an aggregate of up to 450,000 ordinary shares that are subject to forfeiture depending on the extent to which the underwriters’ over-allotment option is exercised (see Note 6). On January 6, 2021, the Company effected a share capitalization of 0.2 shares for each share outstanding, resulting in 3,450,000 ordinary shares issued and outstanding (see Note 6). All share and per share amounts have been retroactively restated to reflect the share capitalization. As a result of the underwriters’ full exercise of their overallotment option on January 11, 2021, no shares were forfeited.

The accompanying notes are an integral part of the financial statements.

VICKERS VANTAGE CORP. I
STATEMENTS OF OPERATIONS
	Year Ended December 31, 2021	For the Period from February 21, 2020 (Inception) Through December 31, 2022
Operating and formation costs	$1,005,498	$6,276
Loss from operations	(1,005,498)	(6,276)
Other income:
Change in fair value of warrants	4,377,600	—
Loss on initial issuance of private warrants	(2,599,200)	—
Change in fair value of conversion option liability	11,835
Interest expense – debt discount	(1,826)
Transaction costs allocated to warrant liabilities	(30,212)	—
Interest earned on investments held in Trust Account	30,739	—
Total other income, net	1,788,935	—
Net income (loss)	$783,438	$(6,276)
Basic weighted average shares outstanding, ordinary shares(1)	16,820,548	3,000,000
Basic net income (loss) per share, ordinary shares	$0.05	$(0.00)
Diluted weighted average shares outstanding, ordinary shares	16,834,110	3,000,000
Diluted net income (loss) per share, ordinary shares	$0.05	$(0.00)

(1)
At December 31, 2020, excludes an aggregate of up to 450,000 ordinary shares that were subject to forfeiture.

The accompanying notes are an integral part of the financial statements.

VICKERS VANTAGE CORP. I
STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY
	Ordinary Shares		Additional Paid in Capital	Accumulated Deficit	Total Shareholders’ Equity (Deficit)
	Shares	Amount
Balance – February 21, 2020 (inception)	—	$—	$—	$—	$—
Issuance of ordinary shares to Sponsor	1	—	—	—	—
Cancellation of ordinary shares	(1)	—	—	—	—
Issuance of ordinary shares to Sponsor	3,450,000	345	24,655	—	25,000
Net loss	—	—	—	(6,276)	(6,276)
Balance – December 31, 2020 (audited)	3,450,000	$345	$24,655	$(6,276)	$18,724
Accretion of ordinary shares subject to redemption	—	—	(24,655)	(9,474,606)	(9,499,261)
Net income	—	—	—	783,438	783,438
Balance – December 31, 2021 (audited)	3,450,000	$345	$—	$(8,697,444)	$(8,697,099)
The accompanying notes are an integral part of the financial statements.

VICKERS VANTAGE CORP. I
STATEMENTS OF CASH FLOWS
	Year Ended December 31, 2021	For the Period from February 21, 2020 (Inception) Through December 31, 2020
Cash Flows from Operating Activities:
Net income (loss)	$783,438	$(6,276)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Formation cost paid through advances from affiliate of Sponsor	—	5,000
Interest earned on investments held in Trust Account	(30,739)	—
Change in fair value of warrant liability	(4,377,600)	—
Loss on initial issuance of warrant liability	2,599,200
Change in fair value of conversion option liability	(11,835)
Amortization of debt discount	1,826
Transaction costs allocated to private warrants	30,212	—
Changes in operating assets and liabilities:
Prepaid expenses	(4,536)	—
Accounts payable and accrued expenses	208,704	—
Net cash used in operating activities	(801,330)	(1,276)
Cash Flows from Investing Activities:
Investment of cash in Trust Account	(139,380,000)	—
Net cash used in investing activities	(139,380,000)	—
Cash Flows from Financing Activities:
Proceeds from sale of Units, net of underwriting discounts paid	135,600,000	—
Proceeds from sale of Private Placement Warrants	5,130,000	—
Advances from related party	25,000	25,000
Repayment of advances from related party	(55,000)	—
Proceeds from promissory note - related party	—	125,000
Repayment of promissory note - related party	(125,000)	—
Proceeds from convertible promissory note - related party	500,000	—
Payment of offering costs	(416,260)	(118,213)
Net cash provided by financing activities	140,658,740	31,787
Net Change in Cash	477,410	30,511
Cash – Beginning of period	30,511	—
Cash – End of period	$507,921	$30,511
Non-Cash investing and financing activities:
Deferred underwriting fee payable	$5,190,000	$—
Offering costs included in accrued offering costs	$—	$25,760
Offering costs paid through promissory note – related party	$—	$25,000
The accompanying notes are an integral part of the financial statements.

VICKERS VANTAGE CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021
NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS
Vickers Vantage Corp. I (the “Company”) is a blank check company incorporated as a Cayman Islands exempted company on February 21, 2020. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities (a “Business Combination”).
The Company is not limited to a particular industry or sector for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.
As of December 31, 2021, the Company had not commenced any operations. All activity for the period from February 21, 2020 (inception) through December 31, 2021 relates to the Company’s formation and the initial public offering (“Initial Public Offering”), which is described below, and, subsequent to the Initial Public Offering, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering. The Company has selected December 31 as its fiscal year end.
The registration statement for the Company’s Initial Public Offering was declared effective on January 6, 2021. On January 11, 2021 the Company consummated the Initial Public Offering of 13,800,000 Units (the “Units” and, with respect to the ordinary shares included in the Units sold, the “Public Shares”), which includes the full exercise by the underwriter of its over-allotment option in the amount of 1,800,000 Units, at $10.00 per Unit, generating gross proceeds of $138,000,000 which is described in Note 3.
Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 6,840,000 warrants (the “Private Placement Warrants”) at a price of $0.75 per Private Placement Warrant in a private placement to Vickers Venture Fund VI Pte Ltd and Vickers Venture Fund VI (Plan) Pte Ltd, (the “Sponsor”), generating gross proceeds of $5,130,000, which is described in Note 4.
Transaction costs amounted to $8,149,473, consisting of $2,400,000 in cash underwriting fees, $5,190,000 in deferred underwriting fees, and $559,473 of other offering costs.
Following the closing of the Initial Public Offering on January 11, 2021, an amount of $139,380,000 ($10.10 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants was placed in a trust account (the “Trust Account”), and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earliest of: (i) the completion of a Business Combination and (ii) the distribution of the funds in the Trust Account to the Company’s shareholders, as described below.
The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The stock exchange listing rules require that the Business Combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the assets held in the Trust Account (as defined below) (less any deferred underwriting commissions and taxes payable on the interest earned on the Trust Account). The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the

VICKERS VANTAGE CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021
“Investment Company Act”). There is no assurance that the Company will be able to successfully effect a Business Combination.
The Company will provide the holders of the public shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their public shares upon the completion of the Business Combination, either (i) in connection with a general meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Shareholders will be entitled to redeem their Public Shares, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination (initially anticipated to be $10.10 per Public Share), including interest (which interest shall be net of taxes payable), divided by the number of then issued and outstanding public shares, subject to certain limitations as described in the prospectus. The per-share amount to be distributed to the Public Shareholders who properly redeem their shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 6).
The Company will proceed with a Business Combination only if the Company has net tangible assets of at least $5,000,001 and, if the Company seeks shareholder approval, it receives an ordinary resolution under Cayman Islands law approving a Business Combination, which requires the affirmative vote of a majority of the shareholders who attend and vote at a general meeting of the Company. If a shareholder vote is not required and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Memorandum and Articles of Association, conduct the redemptions pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”), and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a Business Combination. If the Company seeks shareholder approval in connection with a Business Combination, the Company’s Sponsors have agreed to vote its Founder Shares (as defined in Note 5) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each Public Shareholder may elect to redeem their Public Shares, without voting, and if they do vote, irrespective of whether they vote for or against a proposed Business Combination.
Notwithstanding the foregoing, if the Company seeks shareholder approval of the Business Combination and the Company does not conduct redemptions pursuant to the tender offer rules, a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 20% of the Public Shares without the Company’s prior written consent.
The Sponsors have agreed (a) to waive their redemption rights with respect to any Founder Shares and Public Shares held by them in connection with the completion of a Business Combination and (b) not to propose an amendment to the Amended and Restated Memorandum and Articles of Association (i) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the Company’s initial Business Combination or to redeem 100% of the Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below) or (ii) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity, unless the Company provides the Public Shareholders with the opportunity to redeem their Public Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable), divided by the number of then issued and outstanding Public Shares.
On January 6, 2022, the Company extended the period of time to consummate a Business Combination from January 11, 2022 to April 11, 2022. In connection with the extension, the Sponsors deposited $1,035,000 into the trust account in the form of a non-interest bearing loan. The Company will have until April 11,

VICKERS VANTAGE CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021
2022 to consummate a Business Combination. However, if the Company anticipates that it may not be able to consummate a Business Combination by April 11, 2022, the Company may extend the period of time to consummate a Business Combination by an additional three months (until July 11, 2022 to complete a Business Combination (the “Combination Period”). In order to extend the time available for the Company to consummate a Business Combination, the Sponsor or its affiliate or designees must deposit into the Trust Account $1,035,000 ($0.075 per Public Share), on or prior to the date of the applicable deadline, for the three-month extension.
If the Company has not completed a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less up to $50,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish the rights of the Public Shareholders as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Public Shareholders and its Board of Directors, liquidate and dissolve, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.
The Sponsors have agreed to waive their rights to liquidating distributions from the Trust Account with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsors or any of their respective affiliates acquire Public Shares, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period, and in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the amount of funds deposited into the Trust Account ($10.10 per share).
In order to protect the amounts held in the Trust Account, the Sponsors have agreed that it will be liable to the Company if and to the extent any claims by a third party (other than the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.10 per Public Share or (2) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of trust assets, in each case net of the interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsors will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsors will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

VICKERS VANTAGE CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021
Going Concern and Liquidity
As of December 31, 2021, the Company had $507,921 in its operating bank accounts, and working capital of $303,753. As of December 31, 2021, approximately $31,000 of the amount on deposit in the Trust Account represented interest income, which is available to pay the Company’s tax obligations.
If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, suspending the pursuit of a Business Combination. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all.
As a result of the above, in connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the liquidity condition and date for mandatory liquidation and dissolution raise substantial doubt about the Company’s ability to continue as a going concern through July 11, 2022 (extension date), the scheduled liquidation date of the Company if it does not complete a Business Combination prior to such date. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.
If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, suspending the pursuit of a Business Combination. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the SEC.
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private

VICKERS VANTAGE CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021
companies adopt the new or revised standard. This may make comparison of the Company’s financial statement with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Use of Estimates
The preparation of the financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. One of the more significant accounting estimates included in these financial statements is the determination of the fair value of the warrant liabilities. Such estimates may be subject to change as more current information because available and accordingly, the actual results could differ significantly from those estimates.
Offering Costs
Offering costs consist of legal, accounting, underwriting fees and other costs incurred through the balance sheet date that are directly related to the Initial Public Offering. Offering costs were allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs allocated to warrant liabilities were expensed as incurred in the statements of operations. Offering costs associated with the ordinary shares issued were initially charged to temporary equity and then accreted to ordinary shares subject to redemption upon the completion of the Initial Public Offering. Offering costs amounting to $8,119,261 were charged to temporary equity upon the completion of the Initial Public Offering, and $30,212 of the offering costs were related to the warrant liabilities and charged to the statements of operations.
Ordinary Shares Subject to Possible Redemption
The Company accounts for its ordinary shares subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Ordinary shares subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that features redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s ordinary shares, sold in the IPO, features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, at December 31, 2021 and 2020, ordinary shares subject to possible redemption is presented as temporary equity, outside of the shareholders’ (deficit) equity section of the Company’s balance sheets.
Under ASC 480-10-S99, the Company has elected to recognize changes in the redemption value immediately as they occur and adjust the carrying value of redeemable ordinary shares subject to possible redemption to equal the redemption value at the end of each reporting period. This method would view the end of the reporting period as if it were also the redemption date for the security. Immediately upon the closing of the Initial Public Offering, the Company recognized the accretion from initial book value to redemption amount value. The change in the carrying value of redeemable ordinary shares resulted in charges against additional paid-in capital and accumulated deficit.

VICKERS VANTAGE CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021
At December 31, 2021, the ordinary shares reflected in the balance sheets are reconciled in the following table:
Gross proceeds	$138,000,000
Less:
Ordinary shares issuance costs	$(8,119,261)
Plus:
Accretion of carrying value to redemption value	$9,499,261
Ordinary shares subject to possible redemption	$139,380,000
Warrant Liability
The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding. We account for the warrants issued in connection with our Initial Public Offering in accordance with the guidance contained in ASC 815 under which the public warrants meet the criteria for equity treatment and the private warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, we classify the private warrants as liabilities at their fair value and adjust the private warrants to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statements of operations. The fair value of the warrants was estimated using a Black-Scholes option pricing formula.
Income Taxes
The Company accounts for income taxes under ASC Topic 740, “Income Taxes,” which prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of December 31, 2021 and 2020, there were no unrecognized tax benefits and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.
The Company is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company’s tax provision was zero for the periods presented.
Net income (Loss) per Ordinary Share
The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share”. Net income (loss) per ordinary share is computed by dividing net income (loss) by

VICKERS VANTAGE CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021
the weighted average number of ordinary shares outstanding for the period. Accretion associated with the redeemable shares of ordinary shares is excluded from earnings per share as the redemption value approximates fair value.
The calculation of diluted income (loss) per share does not consider the effect of the warrants issued in connection with the (i) Initial Public Offering, and (ii) the private placement since the exercise of the warrants is contingent upon the occurrence of future events. The warrants are exercisable to purchase 13,740,000 ordinary shares in the aggregate. As of December 31, 2021 and 2020, the Company did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company, except for the 450,000 founder shares in December 31, 2021 which are no longer forfeitable and thus included for dilutive purposes. As a result, diluted net loss per ordinary share is the same as basic net loss per ordinary share for the periods presented.
The following table reflects the calculation of basic and diluted net income per ordinary share (in dollars, except per share amounts):
	Year Ended December 31, 2021	For the Period from February 21, 2020 (Inception) Through December 31, 2020
	Ordinary Shares	Ordinary Shares
Basic net income (loss) per ordinary share
Numerator:
Allocation of net income (loss), as adjusted	$783,438	$(6,276)
Denominator:
Basic weighted average ordinary shares outstanding	16,820,548	3,000,000
Basic net income (loss) per ordinary share	$0.05	$(0.00)
Diluted net income (loss) per ordinary share
Numerator:
Allocation of net income (loss), as adjusted	$783,438	$(6,276)
Denominator:
Diluted weighted average ordinary shares outstanding	16,834,110	3,000,000
Diluted net income (loss) per ordinary share	$0.05	$(0.00)
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times may exceed the Federal Depository Insurance Corporation coverage limit of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such account.
Fair Value of Financial Instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature, other than the derivative warrant liability.

VICKERS VANTAGE CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021
Recent Accounting Standards
Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s condensed financial statements. In August 2020, the FASB issued Accounting Standards Update (“ASU”) No. 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’ Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’ Own Equity (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception, and it simplifies the diluted earnings per share calculation in certain areas. ASU 2020-06 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years, with early adoption permitted. Management is currently evaluating the new guidance but does not expect the adoption of this guidance to have a material impact on the Company’s condensed financial statements.
Management does not believe that any other recently issued, but not yet effective, accounting standard if currently adopted would have a material effect on the accompanying condensed financial statements.
NOTE 3 — PUBLIC OFFERING
Pursuant to the Initial Public Offering, the Company sold to 13,800,000 Units which includes a full exercise by the underwriters of their over-allotment option in the amount of 1,800,000 Units, at a purchase price of $10.00 per Unit. Each Unit consists of one ordinary share and one-half of one redeemable warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one ordinary share at an exercise price of $11.50 per whole share (see Note 7).
NOTE 4 — PRIVATE PLACEMENT
Simultaneously with the closing of the Initial Public Offering, the Sponsors purchased an aggregate of 6,840,000 Private Placement Warrants at a price of $0.75 per Private Placement Warrant, for an aggregate purchase price of $5,130,000, in a private placement. Each Private Placement Warrant is exercisable to purchase one ordinary share at a price of $11.50 per share, subject to adjustment (see Note 9). A portion of the proceeds from the Private Placement Warrants were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless.
NOTE 5 — RELATED PARTY TRANSACTIONS
Founder Shares
On July 16, 2020, the Company issued an aggregate of 3,593,750 ordinary shares to an affiliate of the Sponsors for an aggregate purchase price of $25,000. In August 2020, the affiliate transferred his Founder Shares to the Sponsors for the same price paid for such shares. On October 8, 2020, the Company effected a share capitalization of 0.2 shares for each share outstanding, on December 7, 2020, the Sponsors forfeited 1,437,500 ordinary shares, which were cancelled by the Company, and on January 6, 2021, the Company effected a share capitalization of 0.2 shares for each share outstanding, resulting in 3,450,000 ordinary shares issued and outstanding (the “Founder Shares”). All share and per-share amounts have been retroactively restated to reflect the share transactions. The Founder Shares included an aggregate of up to 450,000 shares that were subject to forfeiture depending on the extent to which the underwriters’ over-allotment option is exercised, so that the number of Founder Shares will equal, on an as-converted basis, approximately 20% of the Company’s issued and outstanding ordinary shares after the Initial Public

VICKERS VANTAGE CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021
Offering. As a result of the underwriters’ election to partially exercise their over-allotment option, no Founder Shares are currently subject to forfeiture.
The Sponsors have agreed, subject to limited exceptions, not to transfer, assign or sell any of its Founder Shares until six months after the consummation of a Business Combination or earlier if, subsequent to a Business Combination, the Company consummates a liquidation, merger, share exchange or other similar transaction that results in all of the Public Shareholders having the right to exchange their ordinary shares for cash, securities or other property.
Advances from Related Party
During 2020, an affiliate of the Sponsors advanced the Company an aggregate of $30,000 to fund expenses in connection with the Initial Public Offering. The advances are non-interest bearing and payable upon demand. As of December 31, 2021 and 2020, there was $0 and $30,000 advances outstanding, respectively. The outstanding amount of $30,000 was repaid on February 26, 2021.
Promissory Note — Related Party
On July 16, 2020, the Company issued an unsecured promissory note (the “Promissory Note”) to an affiliate of the Sponsors, pursuant to which the Company may borrow up to an aggregate principal amount of $125,000. The Promissory Note is non-interest bearing and payable on the earlier of (i) December 31, 2020 or (ii) the completion of the Initial Public Offering. The outstanding balance under the Promissory Note of $125,000 was repaid subsequent to the closing of the Initial Public Offering on January 14, 2021. Borrowings under the Promissory Note are no longer available to the Company.
Related Party Loans
In order to finance transaction costs in connection with a Business Combination, the Sponsors or an affiliate of the Sponsors, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). Such Working Capital Loans would be evidenced by promissory notes. The notes may be repaid upon completion of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of notes may be converted upon completion of a Business Combination into warrants at a price of $0.75 per warrant. Such warrants would be identical to the Private Placement Warrants. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. As of December 31, 2021 and 2020, there were no amounts outstanding under the Working Capital Loans.
On December 20, 2021, the Company entered into two convertible promissory notes with the Sponsors pursuant to which the Sponsors agreed to loan the Company up to an aggregate principal amount of $500,000 (the “Convertible Promissory Notes”). The Convertible Promissory Notes are non-interest bearing and payable upon Business Combination. If a Business Combination is not consummated, the Convertible Promissory Notes will not be repaid by the Company and all amounts owed thereunder by the Company will be forgiven except to the extent that the Company has funds available to it outside of its Trust Account. Up to $500,000 of the Convertible Promissory Notes may be converted into warrants at a price of $0.75 per warrant at the option of the Sponsors. The warrants would be identical to the Private Placement Warrants. As of December 31, 2021, the outstanding principal balance under the Convertible Promissory Notes amounted to an aggregate of $500,000. Subsequent to December 31, 2021, on January 6, 2022, the Company borrowed an additional $1,035,000, as discussed below. On January 27, 2022, Company entered into two additional Convertible Promissory Notes with the Sponsors pursuant to which the Sponsors agreed to loan the Company up to an aggregate principal amount of $500,000. Subsequent to December 31, 2021, the principal balance of the Convertible Promissory Notes amounted to an aggregate of $2,035,000 (see Note 11).

VICKERS VANTAGE CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021
The Company assessed the provisions of the Convertible Promissory Notes under ASC 470-20. The derivative component of the obligation is initially valued and classified as a derivative liability (see Note 9).
The debt discount is being amortized to interest expense as a non-cash charge over the term of the Convertible Promissory Notes, which is assumed to mature in April 2022, the Company’s expected Business Combination date. During the year ended December 31, 2021, the Company recorded $1,826 of interest expense related to the amortization of the debt discount. The remaining balance of the debt discount at December 31, 2021 amounted to $16,901.
Related Party Extension Loans
As discussed in Note 1, the Company may extend the period of time to consummate a Business Combination up to two times, each by an additional three months (until July 11, 2022 to complete a Business Combination). In order to extend the time available for the Company to consummate a Business Combination, the Sponsor or its affiliates or designees must deposit into the Trust Account $1,035,000 ($0.075 per Public Share in either case), on or prior to the date of the applicable deadline, for each three-month extension, providing a total possible Business Combination period up until July 11, 2022 for a total payment value of $2,070,000 ($0.15 per unit in either case). Any such deposits would be made in the form of non-interest bearing loans. Such notes would either be paid upon consummation of a Business Combination, or, at the relevant insider’s discretion, converted upon consummation of a Business Combination into additional Private Placement Warrants at a price of $0.75 per Private Placement Warrant. The Sponsor and its affiliates or designees intend, but are not obligated, to fund the Trust Account to extend the time for the Company to complete a Business Combination.
On January 6, 2022, the Company extended the period of time to consummate a Business Combination to April 11, 2022. The Sponsors deposited $1,035,000 into the Trust Account made in the form of non-interest-bearing loans. If the Company completes an initial business combination, the Company will, at the option of the Sponsors, repay the amounts evidenced by the Convertible Promissory Notes or convert a portion or all of the total amount into warrants at a price of $0.75 per warrant, which warrants are identical to the Private Placement Warrants issued. If a Business Combination is not consummated, the Convertible Promissory Notes will not be repaid by the Company and all amounts owed thereunder by the Company will be forgiven except to the extent that the Company has funds available to it outside of its Trust Account.
NOTE 6 — COMMITMENTS AND CONTINGENCIES
Risks and Uncertainties
Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Registration and Shareholder Rights
Pursuant to a registration rights agreement entered into on January 6, 2021, the holders of the Founder Shares, Private Placement Warrants and underlying ordinary shares and any securities issued upon conversion of Working Capital Loans will be entitled to registration rights pursuant to a registration rights agreement requiring the Company to register such securities for resale. The holders of these securities will be entitled to demand that the Company register such securities at any time after the Company consummates a Business Combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

VICKERS VANTAGE CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021
Underwriting Agreement
The underwriters are entitled to a deferred fee of (i) 3.5% of the gross proceeds of the initial 12,000,000 Units sold in the Initial Public Offering, or $4,200,000, and (ii) 5.5% of the gross proceeds from the Units sold pursuant to the over-allotment option, or $990,000. The deferred fee will be paid in cash upon the closing of a Business Combination from the amounts held in the Trust Account, subject to the terms of the underwriting agreement.
NOTE 7 — SHAREHOLDERS’ EQUITY
Preference Shares — The Company is authorized to issue 1,000,000 preference shares with a par value of $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. At December 31, 2021 and 2020, there were no preference shares issued or outstanding.
Ordinary Shares — The Company is authorized to issue 200,000,000 ordinary shares with a par value of $0.0001 per share. Holders of ordinary shares are entitled to one vote for each share. At December 31, 2021, there were 3,450,000 shares of ordinary shares issued and outstanding, excluding 13,800,000 ordinary shares subject to possible redemption which are presented as temporary equity. At December 31, 2020, there were 3,450,000 ordinary shares issued or outstanding.
NOTE 8 — WARRANTS
As of December 31, 2021 and 2020, there were 6,900,000 and 0 Public Warrants outstanding, respectively. Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable on the later of (a) the completion of a Business Combination and (b) 12 months from the closing of the Initial Public Offering. The Public Warrants will expire five years from the completion of a Business Combination or earlier upon redemption or liquidation.
No Public Warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the issuance of the ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such ordinary shares. Notwithstanding the foregoing, if a registration statement covering the issuance of the ordinary shares issuable upon exercise of the Public Warrants is not effective within 90 days from the closing of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act. If an exemption from registration is not available, holders will not be able to exercise their warrants on a cashless basis. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.
The Company may redeem the Public Warrants:
•
in whole and not in part;

•
at a price of $0.01 per warrant;

•
at any time while the warrants become exercisable;

•
upon not less than 30 days’ prior written notice of redemption to each warrant holder;

•
if, and only if, the reported last sale price of the Company’s ordinary shares equals or exceeds $18.00 per share (subject to adjustment) for any 20 trading days within a 30-trading day period commencing after the warrants become exercisable and ending on the third trading business day prior to the notice of redemption to the warrant holders; and

VICKERS VANTAGE CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021
•
if, and only if, there is a current registration statement in effect with respect to the issuance of the ordinary shares underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement.
The exercise price and number of ordinary shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuance of ordinary shares at a price below its exercise price. The Company has agreed to use its best efforts to have declared effective a prospectus relating to the ordinary shares issuable upon exercise of the warrants and keep such prospectus current until the expiration of the warrants. However, if the Company does not maintain a current prospectus relating to the ordinary shares issuable upon exercise of the warrants, holders will be unable to exercise their warrants for cash and the Company will not be required to net cash settle or cash settle the warrant exercise. There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.
In addition, if (x) the Company issues additional ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per ordinary share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsors or its affiliates, without taking into account any Founder Shares held by the Sponsors or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the consummation of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of its ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.
At December 31, 2021 and 2020, there were 6,840,000 and 0 Private Placement Warrants outstanding, respectively. The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants will be exercisable for cash (even if a registration statement covering the issuance of the ordinary shares issuable upon exercise of such warrants is not effective) or on a cashless basis, at the holder’s option and will not be redeemable by the Company, in each case so long as they are held by the initial purchasers or their affiliates.
NOTE 9 — FAIR VALUE MEASUREMENTS
The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets

VICKERS VANTAGE CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021
and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:
Level 1:	Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
Level 2:	Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.
Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.
At December 31, 2021, assets held in the Trust Account were comprised of $139,410,739 in money market funds which are invested primarily in U.S. Treasury Securities. Through December 31, 2021, the Company did not withdraw any of interest earned on the Trust Account. At December 31, 2020, there were no assets in the Trust Account.
The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2021 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:
Description	Level	December 31, 2021
Assets:
Investments held in Trust Account – U.S. Treasury Securities Money Market Fund	1	$139,410,739
Liabilities:
Warrant Liability – Private Placement Warrants	3	$3,351,600
Conversion Option Liability (see Note 5)	3	$6,892
Warrant Liability Measurement
The Company established the initial fair value for the private warrants on January 11, 2021, the date of the Company’s Initial Public Offering, using a Monte Carlo simulation and subsequently implemented the Black-Scholes Option Pricing Model that was modified to capture the redemption features of the public warrants. The underlying assumptions in the Black-Scholes option pricing model include the underlying share price, risk-free interest rate, estimated volatility and the expected term. The primary unobservable inputs utilized in determining the fair value of the private warrants are the expected volatility of the Company’s ordinary shares and the Company’s ordinary share price. The expected volatility of the ordinary shares was determined based on implied volatilities of public warrants issued by selected guideline companies and was estimated to be 10% before the expected business combination and 20% after the expected business combination. The ordinary share price was determined based on an iterative procedure that matched the estimated value of the ordinary shares and fractional warrant price to equate to the observed price of the outstanding units. The risk-free interest rate is based on the U.S. Treasury yield curve in effect on the date of valuation equal to the remaining expected life of the private warrants. The dividend yield percentage is zero because the Company does not currently pay dividends, nor does it intend to do so during the expected term of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. Inputs are re-evaluated each quarterly reporting period to estimate the fair market value of the private placement warrants as of the reporting period.
There were no transfers between Levels 1, 2 or 3 during the year ended December 31, 2021.

VICKERS VANTAGE CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021
The following table provides quantitative information regarding Level 3 fair value measurements:
As of December 31, 2021
Stock price	$10.04
Strike price	$11.50
Term (in years)	5.28
Volatility	8.3%
Risk-free rate	1.28%
Dividend yield	0.0%
Fair value of warrants	$0.49
The following table presents the changes in the fair value of warrant liabilities:
Private Placement
Fair value as of January 1, 2021	$—
Initial measurement on January 11, 2021	7,729,200
Change in valuation inputs or other assumptions	(4,377,600)
Fair value as of December 31, 2021	$3,351,600
Conversion Option Liability Measurement
The Company assessed the provisions of the Convertible Promissory Notes under ASC 470-20. The derivative component of the obligation is initially valued and classified as a derivative liability. The conversion option was valued using the compound option pricing model, which is considered to be a Level 3 fair value measurement (See Note 6).
	December 31, 2021	December 20, 2021 (Initial Measurement)
Underlying warrant value	$0.0103	$0.0281
Exercise price	$0.75	$0.75
Holding period	0.28	0.31
Risk-free rate %	1.28%	1.19%
Volatility %	8.3%	9.3%
Dividend yield %	0.0%	0.0%
The following table presents the change in the fair value of conversion option liability:
Fair value as of January 1, 2021	$—
Initial measurement on December 20, 2021	18,727
Change in fair value	(11,835)
Fair value as of December 31, 2021	$6,892

VICKERS VANTAGE CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021
NOTE 10 — RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS
Restatement 1
The Company previously accounted for its outstanding Private Placement Warrants (the “Warrants”) issued in connection with its Initial Public Offering as components of equity instead of as derivative liabilities. The warrant agreement governing the Warrants includes a provision that provides for potential changes to the settlement amounts dependent upon the characteristics of the holder of the warrant.
On April 12, 2021, the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the Securities and Exchange Commission together issued a statement regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Statement”). Specifically, the SEC Statement focused on certain settlement terms and provisions related to certain tender offers following a business combination, which terms are similar to those contained in the warrant agreement.
In further consideration of the SEC Statement, the Company’s management further evaluated the Warrants under Accounting Standards Codification (“ASC”) Subtopic 815-40, Contracts in Entity’s Own Equity. ASC Section 815-40-15 addresses equity versus liability treatment and classification of equity-linked financial instruments, including warrants, and states that a warrant may be classified as a component of equity only if, among other things, the warrant is indexed to the issuer’s ordinary shares. Under ASC Section 815-40-15, a warrant is not indexed to the issuer’s ordinary shares if the terms of the warrant require an adjustment to the exercise price upon a specified event and that event is not an input to the fair value of the warrant. Based on management’s evaluation, the Company’s audit committee, in consultation with management, concluded that the Company’s Private Placement Warrants are not indexed to the Company’s ordinary shares in the manner contemplated by ASC Section 815-40-15 because the holder of the instrument is not an input into the pricing of a fixed-for-fixed option on equity shares.
In accordance with ASC Topic 340, Other Assets and Deferred Costs, as a result of the classification of the private warrants as derivative liabilities, the Company expensed a portion of the offering costs originally recorded as a reduction in equity. The portion of offering costs that was expensed was determined based on the relative fair value of the Private Warrants.
Restatement 2
In addition, in connection with the preparation of the Company’s financial statements as of September 30, 2021, the Company concluded it should restate its financial statements to classify all Public Shares in temporary equity. The September 30, 2021 10-Q/A, filed with the SEC on December 8, 2021, includes the restatement of the unaudited March 31, 2021 and June 30, 2021 financial information. Included in the table below is the restatement of the audited IPO Balance Sheet as of January 11, 2021 originally filed on Form 8-K filed with the SEC on January 15, 2021. In accordance with ASC 480, paragraph 10-S99, redemption provisions not solely within the control of the Company require ordinary shares subject to redemption to be classified outside of permanent equity. The Company previously determined the ordinary shares subject to possible redemption to be equal to the redemption value of $10.10 per ordinary share while also taking into consideration a redemption cannot result in net tangible assets being less than $5,000,001. Previously, the Company did not consider redeemable shares classified as temporary equity as part of net tangible assets. Effective with these financial statements, the Company revised this interpretation to include temporary equity in net tangible assets. Accordingly, effective with this filing, the Company presents all redeemable ordinary shares as temporary equity and recognizes accretion from the initial book value to redemption value at the time of its Initial Public Offering and in accordance with ASC 480.
As a result, management has noted a reclassification adjustment related to temporary equity and permanent equity. This resulted in an adjustment to the initial carrying value of the ordinary shares subject

VICKERS VANTAGE CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021
to possible redemption with the offset recorded to additional paid-in capital (to the extent available), accumulated deficit and ordinary shares.
In connection with the change in presentation for the ordinary shares subject to redemption, the Company also revised its income (loss) per ordinary share calculation to allocate net income (loss) to ordinary shares. This presentation contemplates a Business Combination as the most likely outcome, in which case, ordinary shares share pro rata in the income (loss) of the Company.
The impact of these adjustments to the financial statement, as previously reported, is presented below.
	As Previously Reported	Adjustments Restatement 1	Adjustments Restatement 2	As Restated
Balance sheet as of February 8, 2021
Warrant Liability	$—	$7,729,200	$—	$7,729,200
Total Liabilities	5,345,000	7,729,200	—	13,074,200
Ordinary Shares Subject to Possible Redemption	129,999,029	(7,729,200)	17,110,171	139,380,000
Ordinary Shares	438	76	(169)	345
Additional Paid-in Capital	5,006,060	2,629,336	(7,635,396)	—
Accumulated Deficit	(6,490)	(2,629,412)	(9,474,606)	(12,110,508)
Total Shareholders’ Equity (Deficit)	$5,000,008	—	$(17,110,171)	$(12,110,163)
NOTE 11 — SUBSEQUENT EVENTS
The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. The Company did not identify any subsequent events, other than noted below, that would have required adjustment or disclosure in the financial statements.
On January 6, 2022, the Company extended the period of time to consummate a Business Combination to April 11, 2022. The Sponsors deposited $1,035,000 into the Trust Account made in the form of non-interest-bearing loans. If the Company completes an initial business combination, the Company will, at the option of the Sponsors, repay the amounts evidenced by the Convertible Promissory Notes or convert a portion or all of the total amount into warrants at a price of $0.75 per warrant, which warrants are identical to the Private Placement Warrants issued. If a Business Combination is not consummated, the Convertible Promissory Notes will not be repaid by the Company and all amounts owed thereunder by the Company will be forgiven except to the extent that the Company has funds available to it outside of its Trust Account.
On January 27, 2022, the Company entered into two additional Convertible Promissory Notes with the Sponsors pursuant to which the Sponsors agreed to loan the Company up to an additional aggregate principal amount of $500,000. The aggregate principal balance of the Convertible Promissory Notes amounted to $2,035,000.

VICKERS VANTAGE CORP. I
CONDENSED CONSOLIDATED BALANCE SHEETS
	March 31, 2022	December 31, 2021
	(Unaudited)	(Audited)
ASSETS
Current assets
Cash	$127,440	$507,921
Prepaid expenses	396,901	4,536
Total Current Assets	524,341	512,457
Investments held in Trust Account – US Treasury Securities Money Market Fund	140,447,694	139,410,739
TOTAL ASSETS	$140,972,035	$139,923,196
LIABILITIES, ORDINARY SHARES SUBJECT TO POSSIBLE REDEMPTION, AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	$41,003	$208,704
Total Current Liabilities	41,003	208,704
Convertible promissory notes – related party, net of discount	2,025,565	483,099
Conversion option liability	76,788	6,892
Warrant liability	3,762,000	3,351,600
Deferred underwriting fee payable	5,190,000	5,190,000
Total Liabilities	11,095,356	9,240,295
Commitments and Contingencies
Ordinary shares subject to possible redemption 13,800,000 as of March 31, 2022 and December 31, 2021 at redemption value of approximately $10.18 and $10.10, respectively	140,415,000	139,380,000
Shareholders’ Deficit
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued or outstanding	—	—
Ordinary shares, $0.0001 par value; 200,000,000 shares authorized; 3,450,000 non-redeemable shares issued and outstanding at March 31, 2022 and December 31, 2021	345	345
Additional paid-in capital	—	—
Accumulated deficit	(10,538,666)	(8,697,444)
Total Shareholders’ Deficit	(10,538,321)	(8,697,099)
TOTAL LIABILITIES, ORDINARY SHARES SUBJECT TO POSSIBLE REDEMPTION, AND SHAREHOLDERS’ DEFICIT	$140,972,035	$139,923,196
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

VICKERS VANTAGE CORP. I
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
	For the Three Months Ended March 31,
	2022	2021
Operating and formation costs	$320,415	$165,156
Loss from operations	(320,415)	(165,156)
Other (expense) income:
Change in fair value of warrant liability	(410,400)	4,104,000
Loss on initial issuance of private warrants	—	(2,599,200)
Transaction costs allocated to warrant liabilities	—	(30,212)
Change in fair value of conversion option liability	(69,896)	—
Interest expense – debt discount	(7,466)	—
Interest earned on investments held in Trust Account	1,955	19,421
Total other (expense) income, net	(485,807)	1,494,009
Net (loss) income	$(806,222)	$1,328,853
Weighted average shares outstanding, ordinary shares	17,250,000	15,508,333
Basic and diluted net (loss) income per share, ordinary shares	$(0.05)	$0.09
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

VICKERS VANTAGE CORP. I
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
FOR THE THREE MONTHS ENDED MARCH 31, 2022
	Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount
Balance – January 1, 2022	3,450,000	$345	$—	$(8,697,444)	$(8,697,099)
Accretion of Ordinary shares subject to possible redemption amount	—	—	—	(1,035,000)	(1,035,000)
Net Loss	—	—	—	(806,222)	(806,222)
Balance – March 31, 2022 (unaudited)	3,450,000	$345	$—	$(10,538,666)	$(10,538,321)
FOR THE THREE MONTHS ENDED MARCH 31, 2021
	Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Equity (Deficit)
	Shares	Amount
Balance – January 1, 2021	3,450,000	$345	$24,655	$(6,276)	$18,724
Accretion of Ordinary shares subject to possible redemption amount	—	—	(24,665)	(9,474,606)	(9,499,261)
Net Income	—	—	—	1,328,853	1,328,853
Balance – March 31, 2021 (unaudited)	3,450,000	$345	$—	$(8,152,029)	$(8,151,684)
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

VICKERS VANTAGE CORP. I
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
	For the Three Months Ended March 31,
	2022	2021
Cash Flows from Operating Activities:
Net (loss) income	$(806,222)	$1,328,853
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Interest earned on investments held in Trust Account	(1,955)	(19,421)
Change in fair value of warrant liability	410,400	(4,104,000)
Loss on initial issuance of warrant liability	—	2,599,200
Change in fair value of conversion option liability	69,896	—
Amortization of debt discount	7,466	—
Transaction costs allocated to private warrants	—	30,212
Changes in operating assets and liabilities:
Prepaid expenses	(392,365)	(346,386)
Accounts payable and accrued expenses	(167,701)	17,210
Net cash used in operating activities	(880,481)	(494,332)
Cash Flows from Investing Activities:
Investment of cash in Trust Account	(1,035,000)	(139,380,000)
Net cash used in investing activities	(1,035,000)	(139,380,000)
Cash Flows from Financing Activities:
Proceeds from sale of Units, net of underwriting discounts paid	—	135,600,000
Proceeds from sale of Private Placement Warrants	—	5,130,000
Advances from related party	—	25,000
Repayment of advances from related party	—	(55,000)
Proceeds from promissory note – related party	1,535,000	—
Repayment of promissory note – related party	—	(125,000)
Payment of offering costs	—	(416,260)
Net cash provided by financing activities	1,535,000	140,158,740
Net Change in Cash	(380,481)	284,408
Cash – Beginning of period	507,921	30,511
Cash – End of period	$127,440	$314,919
Non-Cash investing and financing activities:
Deferred underwriting fee payable	$—	$5,190,000
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

VICKERS VANTAGE CORP. I
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2022
NOTE 1.   DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS
Vickers Vantage Corp. I (the “Company”) is a blank check company incorporated as a Cayman Islands exempted company on February 21, 2020. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities (a “Business Combination”).
The Company has one wholly owned subsidiary which was formed on February 2, 2022, Vantage Merger Sub Inc., a Delaware corporation.
The Company is not limited to a particular industry or sector for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.
As of March 31, 2022, the Company had not commenced any operations. All activity for the period from February 21, 2020 (inception) through March 31, 2022 relates to the Company’s formation and the initial public offering (“Initial Public Offering”), which is described below, and, subsequent to the Initial Public Offering, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering. The Company has selected December 31 as its fiscal year end.
The registration statement for the Company’s Initial Public Offering was declared effective on January 6, 2021. On January 11, 2021 the Company consummated the Initial Public Offering of 13,800,000 Units (the “Units” and, with respect to the ordinary shares included in the Units sold, the “Public Shares”), which includes the full exercise by the underwriter of its over-allotment option in the amount of 1,800,000 Units, at $10.00 per Unit, generating gross proceeds of $138,000,000 which is described in Note 3.
Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 6,840,000 warrants (the “Private Placement Warrants”) at a price of $0.75 per Private Placement Warrant in a private placement to Vickers Venture Fund VI Pte Ltd and Vickers Venture Fund VI (Plan) Pte Ltd, (the “Sponsor”), generating gross proceeds of $5,130,000, which is described in Note 4.
Transaction costs amounted to $8,149,473, consisting of $2,400,000 in cash underwriting fees, $5,190,000 in deferred underwriting fees, and $559,473 of other offering costs
Following the closing of the Initial Public Offering on January 11, 2021, an amount of $139,380,000 ($10.10 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants was placed in a trust account (the “Trust Account”), and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earliest of: (i) the completion of a Business Combination and (ii) the distribution of the funds in the Trust Account to the Company’s shareholders, as described below.
The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The stock exchange listing rules require that the Business Combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the assets held in the Trust Account (as defined below) (less any deferred underwriting commissions and taxes payable on the interest earned on the Trust Account). The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the issued and outstanding voting securities of the

VICKERS VANTAGE CORP. I
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2022
target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). There is no assurance that the Company will be able to successfully effect a Business Combination.
The Company will provide the holders of the public shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their public shares upon the completion of the Business Combination, either (i) in connection with a general meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Shareholders will be entitled to redeem their Public Shares, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination (initially anticipated to be $10.10 per Public Share), including interest (which interest shall be net of taxes payable), divided by the number of then issued and outstanding public shares, subject to certain limitations as described in the prospectus. The per-share amount to be distributed to the Public Shareholders who properly redeem their shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 6).
The Company will proceed with a Business Combination only if the Company has net tangible assets of at least $5,000,001 and, if the Company seeks shareholder approval, it receives an ordinary resolution under Cayman Islands law approving a Business Combination, which requires the affirmative vote of a majority of the shareholders who attend and vote at a general meeting of the Company. If a shareholder vote is not required and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Memorandum and Articles of Association, conduct the redemptions pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”), and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a Business Combination. If the Company seeks shareholder approval in connection with a Business Combination, the Company’s Sponsors have agreed to vote its Founder Shares (as defined in Note 5) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each Public Shareholder may elect to redeem their Public Shares, without voting, and if they do vote, irrespective of whether they vote for or against a proposed Business Combination.
Notwithstanding the foregoing, if the Company seeks shareholder approval of the Business Combination and the Company does not conduct redemptions pursuant to the tender offer rules, a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 20% of the Public Shares without the Company’s prior written consent.
The Sponsors have agreed (a) to waive their redemption rights with respect to any Founder Shares and Public Shares held by them in connection with the completion of a Business Combination and (b) not to propose an amendment to the Amended and Restated Memorandum and Articles of Association (i) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the Company’s initial Business Combination or to redeem 100% of the Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below) or (ii) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity, unless the Company provides the Public Shareholders with the opportunity to redeem their Public Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable), divided by the number of then issued and outstanding Public Shares.
On January 10, 2022, the Company extended the period of time to consummate a Business Combination from January 11, 2022 to April 11, 2022. On April 11, 2022, the Company extended the period of time to

VICKERS VANTAGE CORP. I
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2022
consummate a Business Combination to July 11, 2022. In connection with the extensions, the Sponsors deposited an aggregate of $2,070,000 into the trust account in the form of a non-interest-bearing loans. The Company will have until July 11, 2022 to consummate a Business Combination.
If the Company has not completed a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less up to $50,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish the rights of the Public Shareholders as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Public Shareholders and its Board of Directors, liquidate and dissolve, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.
The Sponsors have agreed to waive their rights to liquidating distributions from the Trust Account with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsors or any of their respective affiliates acquire Public Shares, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period, and in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the amount of funds deposited into the Trust Account ($10.175 per share).
In order to protect the amounts held in the Trust Account, the Sponsors have agreed that it will be liable to the Company if and to the extent any claims by a third party (other than the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.10 per Public Share or (2) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of trust assets, in each case net of the interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsors will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsors will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.
Going Concern and Liquidity
As of March 31, 2022, the Company had $127,440 in its operating bank accounts, and working capital of $483,338. As of March 31, 2022, approximately $33,000 of the amount on deposit in the Trust Account represented interest income, which is available to pay the Company’s tax obligations.

VICKERS VANTAGE CORP. I
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2022
If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, suspending the pursuit of a Business Combination. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all.
As a result of the above, in connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Codification Subtopic 205-40, “Presentation of Financial Statements — Going Concern,” management has determined that the liquidity condition and date for mandatory liquidation and dissolution raise substantial doubt about the Company’s ability to continue as a going concern through July 11, 2022 (extension date), the scheduled liquidation date of the Company if it does not complete a Business Combination prior to such date. These condensed consolidated financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.
If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, suspending the pursuit of a Business Combination. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all.
NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the SEC. Certain information or footnote disclosures normally included in condensed financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed consolidated financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.
The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K as filed with the SEC on February 24, 2022. The interim results for the three months ended March 31, 2022 are not necessarily indicative of the results to be expected for the year ending December 31, 2022 or for any future periods.
Principles of Consolidation
The accompanying unaudited condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the

VICKERS VANTAGE CORP. I
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2022
independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statement with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Use of Estimates
The preparation of the condensed consolidated financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the condensed consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. One of the more significant accounting estimates included in these condensed consolidated financial statements is the determination of the fair value of the warrant liabilities. Such estimates may be subject to change as more current information because available and accordingly, the actual results could differ significantly from those estimates.
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of March 31, 2022 and December 31, 2021.
Investments Held in Trust Account
At March 31, 2022 and December 31, 2021, the majority of the assets held in the Trust Account were held in money market funds, which are invested primarily in U.S. Treasury securities. The Company presents its investments in money market funds on the condensed consolidated balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities is included in interest income in the accompanying unaudited condensed consolidated statements of operations. The estimated fair value of investments held in the Trust Account are determined using available market information.

VICKERS VANTAGE CORP. I
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2022
Offering Costs
Offering costs consist of legal, accounting, underwriting fees and other costs incurred through the balance sheet date that are directly related to the Initial Public Offering. Offering costs were allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs allocated to warrant liabilities were expensed as incurred in the statements of operations. Offering costs associated with the ordinary shares issued were initially charged to temporary equity and then accreted to ordinary shares subject to redemption upon the completion of the Initial Public Offering. Offering costs amounting to $8,119,261 were charged to temporary equity upon the completion of the Initial Public Offering, and $30,212 of the offering costs were related to the warrant liabilities and charged to the statement of operations for the period ended March 31, 2021. The Company classifies deferred underwriting commissions as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.
Ordinary Shares Subject to Possible Redemption
The Company accounts for its ordinary shares subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Ordinary shares subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that features redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s ordinary shares features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, at March 31, 2022 and December 31, 2021, ordinary shares subject to possible redemption is presented as temporary equity, outside of the shareholders’ deficit section of the Company’s condensed consolidated balance sheets.
Under ASC 480-10-S99, the Company has elected to recognize changes in the redemption value immediately as they occur and adjust the carrying value of redeemable ordinary shares to equal the redemption value at the end of each reporting period. This method would view the end of the reporting period as if it were also the redemption date for the security. Immediately upon the closing of the Initial Public Offering, the Company recognized the accretion from initial book value to redemption amount value. The change in the carrying value of redeemable ordinary shares resulted in charges against additional paid-in capital and accumulated deficit.
At March 31, 2022 and December 31, 2021, the ordinary shares reflected in the condensed consolidated balance sheets are reconciled in the following table:
Gross proceeds	$138,000,000
Less:
Ordinary shares issuance costs	(8,119,261)
Plus:
Accretion of carrying value to redemption value	9,499,261
Ordinary shares subject to possible redemption as of December 31, 2021	139,380,000
Plus:
Accretion of carrying value to redemption value	1,035,000
Ordinary shares subject to possible redemption as of March 31, 2022	$140,415,000
Warrant Liability
The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting

VICKERS VANTAGE CORP. I
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2022
Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding. We account for the warrants issued in connection with our Initial Public Offering in accordance with the guidance contained in ASC 815 under which the public warrants meet the criteria for equity treatment and the private warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, we classify the private warrants as liabilities at their fair value and adjust the private warrants to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of operations. The fair value of the warrants was estimated using a Black-Scholes option pricing formula.
Income Taxes
The Company accounts for income taxes under ASC Topic 740, “Income Taxes,” which prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of March 31, 2022 and December 31, 2021, there were no unrecognized tax benefits and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.
The Company is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company’s tax provision was zero for the periods presented.
Net Income (Loss) per Ordinary Share
The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share”. Net income (loss) per ordinary share is computed by dividing net income (loss) by the weighted average number of ordinary shares outstanding for the period. Accretion associated with the redeemable shares of ordinary shares is excluded from earnings per share as the redemption value approximates fair value.
The calculation of diluted income (loss) per share does not consider the effect of the warrants issued in connection with the (i) Initial Public Offering, and (ii) the private placement since the exercise of the warrants is contingent upon the occurrence of future events. The warrants are exercisable to purchase 13,740,000 ordinary shares in the aggregate. As of March 31, 2022 and 2021, the Company did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted net loss per ordinary share is the same as basic net loss per ordinary share for the periods presented.
The following table reflects the calculation of basic and diluted net income per ordinary share (in dollars, except per share amounts):

VICKERS VANTAGE CORP. I
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2022
	For the Three Months Ended March 31, 2022	For the Three Months Ended March 31, 2021
	Ordinary Shares	Ordinary Shares
Basic net (loss) income per ordinary share
Numerator:
Allocation of net (loss) income, as adjusted	$(806,222)	$1,328,853
Denominator:
Basic weighted average ordinary shares outstanding	17,250,000	15,508,333
Basic net (loss) income per ordinary share	$(0.05)	$0.09
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times may exceed the Federal Depository Insurance Corporation coverage limit of $250,000. As of March 31, 2022 and December 31, 2021, the Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such account.
Fair Value of Financial Instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying condensed consolidated balance sheets, primarily due to their short-term nature, other than the derivative warrant liability and conversion option liability (Note 9).
Recent Accounting Standards
Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s condensed consolidated financial statements. In August 2020, the FASB issued Accounting Standards Update (“ASU”) No. 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’ Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’ Own Equity (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception, and it simplifies the diluted earnings per share calculation in certain areas. Management is currently evaluating the new guidance but does not expect the adoption of this guidance to have a material impact on the Company’s condensed consolidated financial statements.
Management does not believe that any other recently issued, but not yet effective, accounting standard if currently adopted would have a material effect on the accompanying condensed consolidated financial statements.
NOTE 3.   PUBLIC OFFERING
Pursuant to the Initial Public Offering, the Company sold to 13,800,000 Units which includes a full exercise by the underwriters of their over-allotment option in the amount of 1,800,000 Units, at a purchase price of $10.00 per Unit. Each Unit consists of one ordinary share and one-half of one redeemable warrant

VICKERS VANTAGE CORP. I
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2022
(“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one ordinary share at an exercise price of $11.50 per whole share (see Note 7).
NOTE 4.   PRIVATE PLACEMENT
Simultaneously with the closing of the Initial Public Offering, the Sponsors purchased an aggregate of 6,840,000 Private Placement Warrants at a price of $0.75 per Private Placement Warrant, for an aggregate purchase price of $5,130,000, in a private placement. Each Private Placement Warrant is exercisable to purchase one ordinary share at a price of $11.50 per share, subject to adjustment (see Note 7). A portion of the proceeds from the Private Placement Warrants were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless.
NOTE 5.   RELATED PARTY TRANSACTIONS
Founder Shares
On July 16, 2020, the Company issued an aggregate of 3,593,750 ordinary shares to an affiliate of the Sponsors for an aggregate purchase price of $25,000. In August 2020, the affiliate transferred his Founder Shares to the Sponsors for the same price paid for such shares. On October 8. 2020, the Company effected a share capitalization of 0.2 shares for each share outstanding, on December 7, 2020, the Sponsors forfeited 1,437,500 ordinary shares, which were cancelled by the Company, and on January 6, 2021, the Company effected a share capitalization of 0.2 shares for each share outstanding, resulting in 3,450,000 ordinary shares issued and outstanding (the “Founder Shares”). All share and per-share amounts have been retroactively restated to reflect the share transactions. The Founder Shares included an aggregate of up to 450,000 shares that were subject to forfeiture depending on the extent to which the underwriters’ over-allotment option is exercised, so that the number of Founder Shares will equal, on an as-converted basis, approximately 20% of the Company’s issued and outstanding ordinary shares after the Initial Public Offering. As a result of the underwriters’ election to partially exercise their over-allotment option, no Founder Shares are currently subject to forfeiture.
The Sponsors have agreed, subject to limited exceptions, not to transfer, assign or sell any of its Founder Shares until six months after the consummation of a Business Combination or earlier if, subsequent to a Business Combination, the Company consummates a liquidation, merger, share exchange or other similar transaction that results in all of the Public Shareholders having the right to exchange their ordinary shares for cash, securities or other property.
Advances from Related Party
During 2020, an affiliate of the Sponsors advanced the Company an aggregate of $30,000 to fund expenses in connection with the Initial Public Offering. The advances are non-interest bearing and payable upon demand. As of March 31, 2022 and December 31, 2021, there was no advances outstanding.
Promissory Note — Related Party
On July 16, 2020, the Company issued an unsecured promissory note (the “Promissory Note”) to an affiliate of the Sponsors, pursuant to which the Company may borrow up to an aggregate principal amount of $125,000. The Promissory Note is non-interest bearing and payable on the earlier of (i) December 31, 2020 or (ii) the completion of the Initial Public Offering. The outstanding balance under the Promissory Note of $125,000 was repaid subsequent to the closing of the Initial Public Offering on January 14, 2021. Borrowings under the Promissory Note are no longer available to the Company.

VICKERS VANTAGE CORP. I
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2022
Related Party Loans
In order to finance transaction costs in connection with a Business Combination, the Sponsors or an affiliate of the Sponsors, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). Such Working Capital Loans would be evidenced by promissory notes. The notes may be repaid upon completion of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of notes may be converted upon completion of a Business Combination into warrants at a price of $0.75 per warrant. Such warrants would be identical to the Private Placement Warrants. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. As of March 31, 2022 and December 31, 2021, there were no amounts outstanding under the Working Capital Loans.
On December 20, 2021, the Company entered into two convertible promissory notes with the Sponsors pursuant to which the Sponsors agreed to loan the Company up to an aggregate principal amount of $500,000 (the “Convertible Promissory Notes”). The Convertible Promissory Notes are non-interest bearing and payable upon Business Combination. If a Business Combination is not consummated, the Convertible Promissory Notes will not be repaid by the Company and all amounts owed thereunder by the Company will be forgiven except to the extent that the Company has funds available to it outside of its Trust Account. Up to $500,000 of the Convertible Promissory Notes may be converted into warrants at a price of $0.75 per warrant at the option of the Sponsors. The warrants would be identical to the Private Placement Warrants.
On January 10, 2022, the Company borrowed an additional $1,035,000, as discussed below. On January 27, 2022, Company entered into two additional Convertible Promissory Notes with the Sponsors pursuant to which the Sponsors agreed to loan the Company up to an aggregate principal amount of $500,000. As of March 31, 2022 and December 31, 2021, the principal balance of the Convertible Promissory Notes amounted to an aggregate of $2,035,000 and $500,000, respectively.
The Company assessed the provisions of the Convertible Promissory Notes under ASC 470-20. The derivative component of the obligation is initially valued and classified as a derivative liability (see Note 9).
The debt discount is being amortized to interest expense as a non-cash charge over the term of the Convertible Promissory Notes, which is assumed to mature in July 2022. During the three months ended March 31, 2022, the Company recorded $7,466 of interest expense related to the amortization of the debt discount. The remaining balance of the debt discount at March 31, 2022 and December 31, 2021 amounted to $9,435 and $16,901, respectively.
Related Party Extension Loans
As discussed in Note 1, the Company may extend the period of time to consummate a Business Combination by an additional three months. In order to extend the time available for the Company to consummate a Business Combination, the Sponsor or its affiliates or designees must deposit into the Trust Account $1,035,000 ($0.075 per Public Share in either case), on or prior to the date of the applicable deadline, for each three-month extension.,
On January 10, 2022, the Company extended the period of time to consummate a Business Combination to April 11, 2022. The Sponsors deposited $1,035,000 into the Trust Account made in the form of non-interest-bearing loans. If the Company completes an initial business combination, the Company will, at the option of the Sponsors, repay the amounts evidenced by the Convertible Promissory Notes or convert a portion or all of the total amount into warrants at a price of $0.75 per warrant, which warrants are identical to the Private Placement Warrants issued. If a Business Combination is not consummated, the Convertible Promissory Notes will not be repaid by the Company and all amounts owed thereunder by the Company will be forgiven except to the extent that the Company has funds available to it outside of its Trust Account.

VICKERS VANTAGE CORP. I
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2022
On April 11, 2022, the Company extended the period of time to consummate a Business Combination to July 11, 2022. The Sponsors deposited $1,035,000 into the Trust Account made in the form of non-interest-bearing loans. If the Company completes an initial business combination, the Company will, at the option of the Sponsors, repay the amounts evidenced by simple promissory notes. If a Business Combination is not consummated, the simple promissory notes will not be repaid by the Company and all amounts owed thereunder by the Company will be forgiven except to the extent that the Company has funds available to it outside of its Trust Account.
NOTE 6.   COMMITMENTS AND CONTINGENCIES
Risks and Uncertainties
Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these condensed consolidated financial statements. The condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
In February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. Further, the impact of this action and related sanctions on the world economy are not determinable as of the date of these condensed consolidated financial statements. The specific impact on the Company’s financial condition, results of operations, and cash flows is also not determinable as of the date of these condensed consolidated financial statements.
Registration and Shareholder Rights
Pursuant to a registration rights agreement entered into on January 6, 2021, the holders of the Founder Shares, Private Placement Warrants and underlying ordinary shares and any securities issued upon conversion of Working Capital Loans will be entitled to registration rights pursuant to a registration rights agreement requiring the Company to register such securities for resale. The holders of these securities will be entitled to demand that the Company register such securities at any time after the Company consummates a Business Combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Underwriting Agreement
The underwriters are entitled to a deferred fee of (i) 3.5% of the gross proceeds of the initial 12,000,000 Units sold in the Initial Public Offering, or $4,200,000, and (ii) 5.5% of the gross proceeds from the Units sold pursuant to the over-allotment option, or $990,000. The deferred fee will be paid in cash upon the closing of a Business Combination from the amounts held in the Trust Account, subject to the terms of the underwriting agreement.
Business Combination Merger Agreement
On March 17, 2022, the Company entered into an agreement and plan of merger (the “Merger Agreement”) by and among Scilex Holding Company (“Scilex”) and a majority-owned subsidiary of Sorrento Therapeutics, Inc. (Nasdaq: SRNE) (“Sorrento”), Vickers, and Vantage Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Vickers (“Merger Sub”). Parent and Merger Sub are sometimes referred to collectively as the “Parent Parties.” Pursuant to the Merger Agreement, Vickers will, prior to the closing of the Merger, migrate to and domesticate as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law, as amended and the Cayman Islands Companies

VICKERS VANTAGE CORP. I
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2022
Law (the “Domestication”). Thereafter, a business combination between Vickers and Scilex will be effected through the merger of Merger Sub with and into Scilex with Scilex surviving the merger as a wholly owned subsidiary of Vickers (the “Merger”). Upon the closing of the Merger (the “Closing”), it is anticipated that Vickers will change its name to “Scilex Holding Company”. The board of directors of Vickers has (i) approved and declared advisable the Merger Agreement, the Additional Agreements (as defined in the Merger Agreement) and the transactions contemplated thereby and (ii) resolved to recommend approval of the Merger Agreement and related transactions by the shareholders of Vickers.
The Merger is expected to be consummated by the third quarter of 2022, following the receipt of the required approval by the shareholders of Vickers and Scilex and the satisfaction of certain other customary closing conditions.
Merger Consideration
The total consideration to be paid at Closing (the “Merger Consideration”) by Vickers to Scilex stockholders will be an amount equal to the quotient of (a) the sum of (i) $1,500,000,000 minus (ii) the aggregate amount of Scilex long term debt excluding intercompany debt owed to Sorrento existing as of immediately prior to the date of the closing of the transaction (the “Closing Date”); divided by (b) $10.00, and will be payable in shares of common stock, par value $0.0001 per shares, of Vickers upon its domestication in Delaware (“Vickers Common Stock”). The number of shares of Vickers Common Stock to be paid as Merger Consideration will be determined in accordance with the terms of the Merger Agreement and will cause, assuming no public shareholders of Vickers exercise their redemption rights, the current stockholders of Scilex to own approximately 88% of the issued and outstanding Vickers Common Stock as of the Closing Date, assuming no debt adjustment.
At the signing of the Merger Agreement, Scilex has only one class of stock, common stock, par value $0.0001 per share (the “Scilex Common Stock”). Each share of Scilex Common Stock issued and outstanding immediately prior to the consummation of the Merger (other than any dissenting shares) shall be exchanged for and otherwise converted into the right to receive the applicable Merger Consideration per share pursuant to the Merger Agreement. The effective date and time of the Merger is referred to in the Merger Agreement as the effective time (the “Effective Time”).
As of the Effective Time, each Scilex stock option that is then outstanding shall be converted into the right to receive an option relating to Vickers Common Stock upon substantially the same terms and conditions as are in effect with respect to such option immediately prior to the Effective Time; provided that the exercise price per share for each such Scilex stock option shall be equal to the exercise price per share of such Scilex stock option in effect immediately prior to the Effective Time, divided by the Exchange Ratio.
Representations and Warranties
The Merger Agreement contains customary representations and warranties of Scilex with respect to, among other things: (i) corporate existence and power; (ii) authorization to enter into the Merger Agreement and related transactions; (iii) governmental authorization; (iv) non-contravention; (v) capital structure; (vi) organizational documents; (vii) assumed names; (viii) subsidiaries; (ix) financial statements; (x) absence of certain changes; (xi) properties and title to assets; (xii) litigation; (xiii) contracts; (xiv) licenses and permits; (xv) compliance with laws; (xvi) intellectual property; (xvii) customers and suppliers; (xviii) employees and employee benefits; (xix) employment matters; (xx) withholding; (xxi) real property; (xxii) tax matters; (xxiii) environmental laws; (xiv) finders’ fees; (xv) directors and officers; (xvi) certain business practices; (xvii) international trade matters and anti-bribery compliance; (xviii) that Scilex is not an investment company; (xvix) compliance with health care laws and certain contracts; (xxx) insurance; (xxxi) related party transactions; (xxxii) privacy and data security and (xxxiii) exclusivity of representations and warranties.
The Merger Agreement contains customary representations and warranties of the Parent Parties with respect to, among other things: (i) corporate existence and power; (ii) authorization to enter into the Merger

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Agreement and related transactions; (iii) governmental authorization; (iv) non-contravention; (v) finders’ fees; (vi) issuance of shares; (vii) capitalization; (viii) information supplied; (ix) amount in the trust account; (x) listing of Vickers’s securities; (xi) that Vickers is a reporting company; (xii) no market manipulation; (xiii) board approval; (xiv) SEC documents and financial statements; (xv) absence of changes; (xvi) litigation; (xvii) compliance with laws; (xviii) money laundering laws; (xix) OFAC; (xx) that Vickers is not an investment company; (xxi) tax matters; (xxii) contracts; (xxiii) investigation; and (xiv) exclusivity of representations and warranties.
All representations and warranties by all parties shall terminate upon the Effective Time, and no representations, warranties, covenants, obligations or other agreements contained in the Merger Agreement shall survive the Effective Time.
Covenants
The Merger Agreement includes customary covenants of the parties with respect to operation of their respective businesses prior to consummation of the Merger and efforts to satisfy conditions to consummation of the Merger. The Merger Agreement also contains additional covenants of the parties, including, among others, access to information, cooperation in the preparation of the Registration Statement on Form S-4 (the “Registration Statement”) and Proxy Statement (as each such term is defined in the Merger Agreement) required to be filed in connection with the Merger and to obtain all requisite approvals of each party’s respective stockholders. Vickers has also agreed to include in the Proxy Statement the recommendation of its board that its stockholders approve all of the proposals to be presented at the Parent Special Meeting (as defined in the Merger Agreement).
Conduct between Signing and Closing
Each of Vickers, Merger Sub and Scilex has agreed that from the date of the Merger Agreement until the Closing Date or, if earlier, the valid termination of the Merger Agreement in accordance with its terms, it will not initiate, encourage or engage in any negotiations with any party relating to an Alternative Transaction (as defined in the Merger Agreement), take any action intended to facilitate an Alternative Transaction or approve, recommend or enter into any agreement relating to an Alternative Transaction.
Conditions to Closing
The consummation of the Merger is conditioned upon, among other things, (i) the absence of any applicable law or order that makes the transactions contemplated by the Merger Agreement illegal or otherwise prohibits consummation of such transactions; (ii) the Registration Statement shall have become effective under the Securities Act of 1933, as amended (the “Securities Act”); (iii) approval by Vickers’s shareholders of the Merger and related transactions; (iv) approval by Scilex’s stockholders of the Merger and related transactions; and (v) all required filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and with any other governmental authority shall have been completed and cleared.
Solely with respect to the Parent Parties, the consummation of the Merger is conditioned upon, among other things: (i) Scilex having duly performed or complied with all of its obligations under the Merger Agreement in all material respects; (ii) the representations and warranties of Scilex being true and correct in all respects unless failure to be true and correct would not have or reasonably be expected to have a Company Material Adverse Effect (as defined in the Merger Agreement) on Scilex’s ability to consummate the Merger and related transactions; (iii) no event having occurred that would result in a Company Material Adverse Effect; (iv) Scilex providing Vickers a certificate from the chief executive officer and chief financial officer of Scilex as to the accuracy of the foregoing conditions; (v) Scilex providing Vickers a certificate from the secretary which has attached true and complete copies of (a) Scilex’s organizational documents, (b) Scilex’s board resolutions approving the Merger Agreement and the transactions contemplated thereby, (c) Scilex’s stockholder written consent approving the Merger Agreement and the transactions contemplated

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thereby and (d) certified certificate of good standing; (vi) Scilex shall have executed and delivered to Vickers each Additional Agreement to which it is a party; (vi) Sorrento shall have executed the Registration Rights Agreement (as defined below).
Solely with respect to Scilex, the consummation of the Merger is conditioned upon, among other things: (i) the Parent Parties having duly performed or complied with all of their obligations under the Merger Agreement in all material respects; (ii) the representations and warranties of the Parent Parties being true and correct in all respects unless failure to be true and correct would not have or reasonably be expected to have a Parent Material Adverse Effect (as defined in the Merger Agreement) on the ability of Vickers or Merger Sub to consummate the Merger and related transactions; (iii) no event having occurred that would result in a Parent Material Adverse Effect; (iv) each of the Parent Parties providing Scilex a certificate from an authorized officer as to the accuracy of the foregoing conditions; (v) Vickers having been in material compliance with reporting requirements under the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (vi) each of Vickers and the Parent Parties shall have executed and delivered to Scilex each Additional Agreement to which it is a party; (vii) the directors designated by Scilex shall have been appointed to the board of directors of Vickers in accordance with the terms of the Merger Agreement, effective as of the Closing Date; (viii) Vickers shall remain listed on Nasdaq and the additional listing application for the Vickers Common Stock issued in connection with the Merger shall have been approved by Nasdaq, and Vickers not having received any written notice from Nasdaq that it has failed, or would reasonably be expected to fail to meet the Nasdaq listing requirements as of the Closing Date for any reason, where such notice has not been subsequently withdrawn by Nasdaq or the underlying failure appropriately remedied or satisfied; (ix) after giving effect to the Merger, Vickers shall have at least $5,000,001 in net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act); (x) the Domestication shall have been completed as provided in the Merger Agreement and a time-stamped copy of the certificate issued by the Secretary of State of the State of Delaware in relation thereto shall have been delivered to the Company; and (xi) the Investment Management Trust Agreement (as defined in the Merger Agreement) shall have been amended solely to the extent necessary to enable the intended effects of the Amended Underwriting Agreement (as defined in the Merger Agreement) without breach of, or other conflict with, the Investment Management Trust Agreement as so amended.
Termination
The Merger Agreement may be terminated as follows:
i.
By the mutual consent of Vickers and Scilex;

ii.
by Vickers, if any of the representations or warranties of Scilex set forth in the Merger Agreement shall not be true and correct, or if Scilex has failed to perform any covenant or agreement set forth in the Merger Agreement (including an obligation to consummate the Merger), in each case such that the conditions to closing would not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failure to perform any covenant or agreement, as applicable, are not cured (or waived by Vickers) by the earlier of (i) the Outside Date (as defined below) or (ii) 30 days after written notice thereof is delivered to Scilex; provided, however that Vickers is not then in material breach of any representation, warranty, covenant, or obligation in the Merger Agreement, which breach has not been cured;

iii.
by Scilex, if any of the representations or warranties of Vickers or Merger Sub set forth in the Merger Agreement shall not be true and correct, or if Vickers or Merger Sub has failed to perform any covenant or agreement set forth in the Merger Agreement (including an obligation to consummate the Merger), in each case such that the conditions to closing would not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failure to perform any covenant or agreement, as applicable, are not cured (or waived by Scilex) by the earlier of (i) the Outside Date or (ii) 30 days after written notice thereof is delivered

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
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to Vickers; provided, however that Scilex is not then in material breach of any representation, warranty, covenant, or obligation in the Merger Agreement, which breach has not been cured;
iv.
by either Vickers or Scilex

a.
on or after July 11, 2022 (the “Outside Date”), if the Merger shall not have been consummated prior to the Outside Date; provided that if an Extension Amendment (as defined in the Merger Agreement) shall be in effect, the Outside Date shall be the Extension Date (as defined in the Merger Agreement); provided, however, that the right to terminate this Agreement under Section 9.1(d)(i) of the Merger Agreement shall not be available to a party if the failure of the Merger to have been consummated before the Outside Date (or the Extension Date if applicable) was due to such party’s breach of or failure to perform any of its covenants or agreements set forth in the Merger Agreement; or

b.
if any applicable law or order that makes the transactions contemplated by the Merger Agreement illegal or otherwise prohibits consummation of such transactions shall have become final and non-appealable;

v.
by Scilex if Vickers has not received approval from its stockholders of the Merger and related transactions at the Parent Special Meeting (as defined in the Merger Agreement), unless such meeting has been adjourned or postponed, in which case at the final adjournment or postponement thereof;

vi.
by Vickers if the Scilex stockholder written consent approving the Merger and related transactions shall not have been obtained within five business days following the Registration Statement being declared effective by the Securities and Exchange Commission (the “SEC”), provided that upon Scilex receiving such stockholder approval, prior to the termination by Vickers of the Merger Agreement, Vickers will no longer have this right to so terminate; or

vii.
by Vickers, in the event that Scilex’s audited financial statements for 2020 and 2021 have not been delivered to the Parent Parties on or before March 31, 2022 and remain undelivered prior to the termination of the Merger Agreement

Sponsor Support Agreement
Concurrently with the execution of the Merger Agreement, Vickers, Scilex and certain stockholders of Vickers entered into a certain Sponsor Support Agreement dated March 17, 2022 (the “Sponsor Support Agreement”) pursuant to which those certain Vickers shareholders who are parties thereto agreed to vote all shares of Vickers Ordinary Shares beneficially owned by them, including any additional shares of Vickers they acquire ownership of or the power to vote, in favor of the Merger and related transactions.
Company Stockholder Support Agreement
Concurrently with the execution of the Merger Agreement, Vickers, Scilex and Sorrento entered into a certain Company Stockholder Support Agreement dated March 17, 2022 (the “Company Stockholder Support Agreements”), pursuant to which Sorrento agreed to vote all Scilex Common Stock beneficially owned by it, including any additional shares of Scilex it acquires ownership of or the power to vote, in favor of the Merger and related transactions.
Underwriting Agreement Amendment
On March 17, 2022, Vickers and Maxim Group, LLC, the representative of the underwriters for the Vickers initial public offering (“Maxim”) entered into an amendment (the “UWA Amendment”) of the

VICKERS VANTAGE CORP. I
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2022
underwriting agreement between Vickers and Maxim dated January 6, 2021. The UWA Amendment provides for a potential deferral of the Deferred Underwriting Commission (as defined in the UWA Amendment) as follows:
If in connection with the consummation of a business combination, after redemptions of Ordinary Shares by Vickers’s shareholders, the balance in the trust account is $25,000,000 or less, then the Deferred Underwriting Commission will be payable as follows:
(A)
50% of the Deferred Underwriting Commission will be payable to Maxim directly from the trust account; and

(B)
the remaining 50% of the Deferred Underwriting Commission will be payable to Maxim in the form of a Promissory Note on or before the one-year anniversary of the effective date of a Business Combination.

Maxim has also agreed to enter into any such amendment to the Investment Management Trust Agreement (as defined in the Merger Agreement) as may be required to effectuate the intent of the UWA Amendment.
Agreements to be Executed at Closing
The Merger Agreement contemplates that, at or prior to the Closing, Vickers and Sorrento will enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), whereby, subject to certain customary exceptions, the parties will agree, among other things, not to transfer any shares of Vickers Common Stock or any security convertible into or exercisable or exchanged for Vickers Common Stock beneficially owned or owned of record by such holder until the date that is the earlier of (i) one hundred eighty (180) days from the date of the Registration Rights Agreement or (ii) the date on which the Company completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of Vickers Common Stock for cash, securities or other property. The Registration Rights Agreement will govern the registration of certain shares of Vickers Common Stock for resale and be effective as of the Closing.
NOTE 7.   SHAREHOLDERS’ DEFICIT
Preference Shares — The Company is authorized to issue 1,000,000 preference shares with a par value of $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. At March 31, 2022 and December 31, 2021, there were no preference shares issued or outstanding.
Ordinary Shares — The Company is authorized to issue 200,000,000 ordinary shares with a par value of $0.0001 per share. Holders of ordinary shares are entitled to one vote for each share. At March 31, 2022 and December 31, 2021, there were 3,450,000 shares of ordinary shares issued and outstanding, excluding 13,800,000 ordinary shares subject to possible redemption which are presented as temporary equity.
NOTE 8.   WARRANTS
As of March 31, 2022 and December 31, 2021, there were 6,900,000 Public Warrants outstanding. Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable on the later of (a) the completion of a Business Combination and (b) 12 months from the closing of the Initial Public Offering. The Public Warrants will expire five years from the completion of a Business Combination or earlier upon redemption or liquidation.
No Public Warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the issuance of the ordinary shares issuable upon exercise of the warrants

VICKERS VANTAGE CORP. I
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and a current prospectus relating to such ordinary shares. Notwithstanding the foregoing, if a registration statement covering the issuance of the ordinary shares issuable upon exercise of the Public Warrants is not effective within 90 days from the closing of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act. If an exemption from registration is not available, holders will not be able to exercise their warrants on a cashless basis. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.
The Company may redeem the Public Warrants:
•
in whole and not in part;

•
at a price of $0.01 per warrant;

•
at any time while the warrants become exercisable;

•
upon not less than 30 days’ prior written notice of redemption to each warrant holder;

•
if, and only if, the reported last sale price of the Company’s ordinary shares equals or exceeds $18.00 per share (subject to adjustment) for any 20 trading days within a 30-trading day period commencing after the warrants become exercisable and ending on the third trading business day prior to the notice of redemption to the warrant holders; and

•
if, and only if, there is a current registration statement in effect with respect to the issuance of the ordinary shares underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement.
The exercise price and number of ordinary shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuance of ordinary shares at a price below its exercise price. The Company has agreed to use its best efforts to have declared effective a prospectus relating to the ordinary shares issuable upon exercise of the warrants and keep such prospectus current until the expiration of the warrants. However, if the Company does not maintain a current prospectus relating to the ordinary shares issuable upon exercise of the warrants, holders will be unable to exercise their warrants for cash and the Company will not be required to net cash settle or cash settle the warrant exercise. There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.
In addition, if (x) the Company issues additional ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per ordinary share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsors or its affiliates, without taking into account any Founder Shares held by the Sponsors or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the consummation of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of its ordinary shares during the 20

VICKERS VANTAGE CORP. I
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2022
trading day period starting on the trading day prior to the day on which the Company consummates its Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.
At March 31, 2022 and December 31, 2021, there were 6,840,000 Private Placement Warrants outstanding. The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants will be exercisable for cash (even if a registration statement covering the issuance of the ordinary shares issuable upon exercise of such warrants is not effective) or on a cashless basis, at the holder’s option and will not be redeemable by the Company, in each case so long as they are held by the initial purchasers or their affiliates.
NOTE 9.   FAIR VALUE MEASUREMENTS
The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:
Level 1:
Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:
Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:
Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

At March 31, 2022 and December 31, 2021, assets held in the Trust Account were comprised of $140,447,694 and $139,410,739, respectively, in money market funds which are invested primarily in U.S. Treasury Securities. Through March 31, 2022, the Company did not withdraw any of interest earned on the Trust Account.
The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis at March 31, 2022 and December 31, 2021 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:
Description	Level	March 31, 2022	December 31, 2021
Assets:
Investments held in Trust Account – U.S. Treasury Securities Money Market Fund	1	$140,447,694	$139,410,739
Liabilities:
Warrant Liability – Private Placement Warrants	3	$3,762,000	$3,351,600
Conversion Option Liability (see Note 5)	3	$76,788	$6,892

VICKERS VANTAGE CORP. I
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
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The Private Placement Warrants were accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities on our accompanying March 31, 2022 condensed consolidated balance sheets. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of warrant liabilities in the unaudited condensed consolidated statements of operations.
Warrant Liability Measurement
The Company established the initial fair value for the private warrants on January 11, 2021, the date of the Company’s Initial Public Offering, using a Monte Carlo simulation and subsequently implemented the Black-Scholes Option Pricing Model that was modified to capture the redemption features of the public warrants. The underlying assumptions in the Black-Scholes option pricing model include the underlying share price, risk-free interest rate, estimated volatility and the expected term. The primary unobservable inputs utilized in determining the fair value of the private warrants are the expected volatility of the Company’s ordinary shares and the Company’s ordinary share price. The expected volatility of the ordinary shares was determined based on implied volatilities of public warrants issued by selected guideline companies and was estimated to be 10% before the expected business combination and 20% after the expected business combination. The ordinary share price was determined based on an iterative procedure that matched the estimated value of the ordinary shares and fractional warrant price to equate to the observed price of the outstanding units. The risk-free interest rate is based on the U.S. Treasury yield curve in effect on the date of valuation equal to the remaining expected life of the private warrants. The dividend yield percentage is zero because the Company does not currently pay dividends, nor does it intend to do so during the expected term of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. Inputs are re-evaluated each quarterly reporting period to estimate the fair market value of the private placement warrants as of the reporting period.
There were no transfers between Levels 1, 2 or 3 during the period ended March 31, 2022 and 2021.
The following table provides quantitative information regarding Level 3 fair value measurements:
	As of March 31, 2022	As of December 31, 2021
Stock price	$10.18	$10.04
Strike price	$11.50	$11.50
Term (in years)	5.50	5.28
Volatility	5.3%	8.3%
Risk-free rate	2.40%	1.28%
Dividend yield	0.0%	0.0%
Fair value of warrants	$0.55	$0.49
The following table presents the changes in the fair value of warrant liabilities:
Private Placement
Fair value as of January 1, 2021	$—
Initial measurement on January 11, 2021	7,729,200
Change in valuation inputs or other assumptions	(4,104,000)
Fair value of as of March 31, 2021	3,625,200

VICKERS VANTAGE CORP. I
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2022
Private Placement
Change in valuation inputs or other assumptions	(273,600)
Fair value of as of December 31, 2021	3,351,600
Change in valuation inputs or other assumptions	410,400
Fair value as of March 31, 2022	$3,762,000

Conversion Option Liability Measurement
The Company assessed the provisions of the Convertible Promissory Notes under ASC 470-20. The derivative component of the obligation is initially valued and classified as a derivative liability. The conversion option was valued using the compound option pricing model, which is considered to be a Level 3 fair value measurement (See Note 6).
	March 31, 2022	December 31, 2021
Underlying warrant value	$0.0283	$0.0103
Exercise price	$0.75	$0.75
Holding period	0.50	0.28
Risk-free rate	2.40%	1.28%
Volatility	5.3%	8.3%
Dividend yield	0.0%	0.0%
The following table presents the change in the fair value of conversion option liability:
Conversion Option Liability
Fair value as of January 1, 2021	$—
Initial measurement on December 20, 2021	18,727
Change in valuation inputs or other assumptions	(11,835)
Fair value of as of December 31, 2021	6,892
Initial measurement on January 10, 2022	—
Initial measurement on January 27, 2022	—
Change in valuation inputs or other assumptions	69,896
Fair value as of March 31, 2022	$76,788
NOTE 10.   SUBSEQUENT EVENTS
The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the unaudited condensed consolidated financial statements were issued. Based upon this review, other than as described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the unaudited condensed consolidated financial statements.
On April 11, 2022, the Company entered into two promissory notes with the Sponsors pursuant to which the Sponsors agreed to loan the Company up to an aggregate principal amount of $1,500,000 (the “Simple Promissory Notes”). The Simple Promissory Notes are non-interest bearing and payable upon Business Combination. If a Business Combination is not consummated, the Simple Promissory Notes will not be repaid by the Company and all amounts owed thereunder by the Company will be forgiven except to the extent that the Company has funds available to it outside of its Trust Account.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of Scilex Holding Company
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Scilex Holding Company (the Company) as of December 31, 2021 and 2020, the related consolidated statements of operations, stockholders’ deficit and cash flows for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.
The Company’s Ability to Continue as a Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations, has a working capital deficiency, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2020.
San Diego, California
May 13, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the stockholders and the Board of Directors of
Scilex Holding Company
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of operations, stockholders’ equity, and cash flows of Scilex Holding Company and subsidiaries (the “Company”) for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the results of the Company’s operations and cash flows for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.
Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered negative working capital, recurring losses from operations, recurring negative cash flows from operations and cumulative net losses that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.
Other Matter
As discussed in Note 1 to the financial statements, the accompanying financial statements have been prepared from the separate records maintained by the Company and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company of Sorrento Therapeutics, Inc. Portions of certain income and expenses represent allocations made from home-office items applicable to the Company as a whole.
/s/ Deloitte & Touche LLP
San Diego, California
April 23, 2020
We began serving as the Company’s auditor in 2018. In 2020 we became the predecessor auditor.

SCILEX HOLDING COMPANY
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2021 AND 2020
(in thousands, except for par value and share amounts)
	December 31,
	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	$4,338	$4,839
Accounts receivable, net	14,268	13,126
Inventory	2,562	1,145
Prepaid expenses and other	1,835	3,314
Total current assets:	23,003	22,424
Property and equipment, net	805	846
Operating lease right-of-use asset	1,303	1,675
Intangibles, net	38,802	42,540
Goodwill	13,481	13,481
Long-term deposit	538	538
Total assets	$77,932	$81,504
LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$4,284	$8,120
Accrued payroll	3,733	3,754
Accrued expenses	10,621	10,622
Current portion of debt	37,950	15,888
Related party payable	92,724	26,664
Related party note payable	19,608	13,008
Current portion of operating lease liabilities	500	424
Total current liabilities:	169,420	78,480
Long-term debt, net of discount	72,037	92,255
Related party note payable	23,503	15,403
Derivative liabilities	35,700	35,400
Operating lease liabilities	1,148	1,649
Total liabilities	$301,808	$223,187
Commitments and contingencies (See Note 11)
Stockholders’ Deficit:
Preferred stock, $0.0001 par value, 20,000,000 shares authorized; no shares issued or outstanding at December 31, 2021 and 2020	—	—
Common stock, $0.0001 par value, 350,000,000 shares authorized; 197,266,338 shares issued and outstanding at December 31, 2021 and 2020	20	20
Additional paid-in capital	128,654	122,423
Accumulated deficit	(352,550)	(264,126)
Total stockholders’ deficit	(223,876)	(141,683)
Total liabilities and stockholders’ deficit	$77,932	$81,504
See accompanying notes to consolidated financial statements

SCILEX HOLDING COMPANY
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(in thousands, except for net loss per share amounts)
	Year Ended December 31,
	2021	2020	2019
Net revenue	$31,317	$23,560	$21,033
Operating costs and expenses:
Cost of revenue	3,634	2,149	5,802
Research and development	9,201	9,961	10,216
Acquired in-process research and development	—	—	75,301
Selling, general and administrative	50,582	42,970	64,696
Intangible amortization	3,738	3,738	3,713
Total operating costs and expenses	67,155	58,818	159,728
Loss from operations	(35,838)	(35,258)	(138,695)
Other expense:
Loss (gain) on derivative liability	300	(800)	23,300
Loss on debt extinguishment, net	12,463	—	—
Scilex Pharma Notes principal increase	28,000	—	—
Interest expense	11,764	13,116	16,889
Interest income	—	—	(460)
Loss (gain) on foreign currency exchange	54	(2)	168
Total other expense	52,581	12,314	39,897
Loss before income taxes	(88,419)	(47,572)	(178,592)
Income tax expense (benefit)	5	(53)	2
Net loss	$(88,424)	$(47,519)	$(178,594)
Net loss per share – basic and diluted	$(0.45)	$(0.24)	$(0.95)
Weighted average number of shares during the period – basic and diluted	197,266	197,315	187,524
See accompanying notes to consolidated financial statements

SCILEX HOLDING COMPANY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(in thousands)
	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount
Balance, December 31, 2018	150,270	$15	$73,462	$(38,013)	$35,464
Shares issued related to Semnur Acquisition	47,040	5	54,586	—	54,591
Distribution to Sorrento	—	—	(5,800)	—	(5,800)
Stock-based compensation	—	—	4,330	—	4,330
Net loss	—	—	—	(178,594)	(178,594)
Balance, December 31, 2019	197,310	$20	$126,578	$(216,607)	$(90,009)
Stock options excercised	56	—	50	—	50
Stock-based compensation	—	—	5,395	—	5,395
Distribution to Sorrento	—	—	(9,600)	—	(9,600)
Cancellation of shares held in escrow related to Semnur Acquisition	(100)	—	—	—	—
Net loss	—	—	—	(47,519)	(47,519)
Balance, December 31, 2020	197,266	$20	$122,423	$(264,126)	$(141,683)
Stock based compensation	—	—	5,822	—	5,822
Adjustment to shares issued in Semnur Acquisition	—	—	409	—	409
Net loss	—	—	—	(88,424)	(88,424)
Balance, December 31, 2021	197,266	$20	$128,654	$(352,550)	$(223,876)
See accompanying notes to consolidated financial statements

SCILEX HOLDING COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(in thousands)
	Year Ended December 31,
	2021	2020	2019
Operating activities
Net loss	$(88,424)	$(47,519)	$(178,594)
Adjustments to reconcile net loss to net cash used for operating activities:
Depreciation and amortization	3,779	3,777	3,750
Amortization of debt issuance costs and debt discount	7,909	10,664	15,033
Scilex Pharma Notes principal increase	28,000	—	—
Payment on the Scilex Pharma Notes attributed to accreted interest related to the debt discount	(12,487)	(10,866)	—
Loss on debt extinguishment, net	12,463	—	—
Non-cash operating lease cost	372	825	528
Stock-based compensation	5,822	5,395	4,330
Loss (gain) on derivative liability	300	(800)	23,300
Semnur-related IPR&D	—	—	75,301
Changes in operating assets and liabilities:
Trade receivables, net	(1,142)	(598)	(12,356)
Inventory	(1,417)	2,379	(1,116)
Prepaid expenses and other	1,479	(1,035)	(1,307)
Long-term deposits	—	2,580	(88)
Accounts payable	(3,836)	(4,062)	4,271
Accrued payroll	(21)	1,247	1,131
Accrued expenses	409	2,051	3,689
Other liabilities	(80)	(604)	(147)
Related party payable	18,210	5,105	1,854
Net cash used for operating activities	(28,664)	(31,461)	(60,421)
Investing activities
Purchases of property and equipment	—	(25)	(584)
Acquisition of Semnur, net of cash acquired	—	—	(17,040)
Net cash used for investing activities	—	(25)	(17,624)
Financing activities
Repayment of principal on the Scilex Pharma Notes	(33,387)	(58,927)	(2,334)
Repayment on other loans	(48,832)	—	—
Proceeds from other loans	47,832	11,007	—
Proceeds from stock options exercised	—	50	—
Proceeds from related party payable	47,850	18,400	—
Proceeds from related party note payable	14,700	10,300	21,628
Repayment of related party note payable	—	—	(3,518)
Net cash provided by (used for) financing activities	28,163	(19,170)	15,776
See accompanying notes to consolidated financial statements

	Year Ended December 31,
	2021	2020	2019
Net change in cash, cash equivalents and restricted cash	(501)	(50,656)	(62,269)
Cash, cash equivalents and restricted cash at beginning of year	4,839	55,495	117,764
Cash, cash equivalents and restricted cash at end of year	$4,338	$4,839	$55,495
Supplemental disclosures:
Supplemental disclosures of non-cash investing and financing activities
Non-cash consideration in Semnur acquisition	409	—	54,591
Semnur acquisition costs incurred but not paid in accounts payable	—	—	601
Other loan forgiveness	1,536	—	—
Non-cash distribution to Sorrento	—	9,600	5,800
Scilex Pharma Notes principal increase	28,000	—	—
Reconciliation of cash, cash equivalents and restricted cash within the Company’s balance sheet
Cash and cash equivalents	4,338	4,839	10,295
Restricted cash	—	—	45,200
Cash, cash equivalents and restricted cash	$4,338	$4,839	$55,495
See accompanying notes to consolidated financial statements

SCILEX HOLDING COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.   Nature of Operations and Basis of Presentation
Organization and Principal Activities
Scilex Holding Company (“Scilex Holding” and together with its wholly owned subsidiaries, the “Company”) was incorporated in Delaware in February 2019 and is a majority-owned subsidiary of Sorrento Therapeutics, Inc. (“Sorrento”). The Company is a commercial-stage, non-opioid pain management company focused on the development and commercialization of topical and injectable therapies. The Company launched its first commercial product in October 2018, ZTlido (lidocaine topical system) 1.8% (“ZTlido”), a prescription lidocaine topical system that is designed with novel technology to address the limitations of current prescription lidocaine therapies by providing significantly improved adhesion and continuous pain relief throughout the 12-hour administration period. The Company is currently developing two product candidates, SP-102 (10 mg, dexamethasone sodium phosphate viscous gel), a Phase 3, novel, viscous gel formulation of a widely used corticosteroid for epidural injections to treat lumbosacral radicular pain, or sciatica (“SP-102”), and SP-103 (lidocaine topical system) 5.4% (“SP-103”), for the treatment of acute low back pain.
On March 18, 2019, the Company entered into a Contribution and Loan Agreement with Sorrento and the holders of the outstanding shares of capital stock of Scilex Pharmaceuticals Inc. (“Scilex Pharma”) pursuant to which the Company acquired 100% of the outstanding shares of capital stock of Scilex Pharma in exchange for shares of the Company’s common stock (the “Contribution”), which was accounted for as a reorganization of entities under common control. Pursuant to the Contribution and Loan Agreement, Sorrento provided the Company with a loan with an initial principal amount of $16.5 million in the form of a note payable, which was used by the Company to fund the acquisition of Semnur Pharmaceuticals, Inc. (“Semnur”). Concurrently therewith, the Company entered into an Agreement and Plan of Merger with Semnur, Sigma Merger Sub, Inc., the Company’s prior wholly-owned subsidiary (“Merger Sub”), Fortis Advisors LLC, solely as representative of the holders of Semnur equity (the “Semnur Equityholders’ Representative”), and Sorrento, for limited purposes (the “Merger Agreement”), which was accounted for as an asset acquisition. Pursuant to the Merger Agreement, Merger Sub merged with and into Semnur (the “Merger”), with Semnur surviving as the Company’s wholly-owned subsidiary. As a result of the Contribution and the Merger, Scilex Pharma and Semnur became wholly-owned subsidiaries of the Company. Upon completion of the Contribution and the Merger, the historical consolidated financial statements of Scilex Pharma became the historical consolidated financial statements of Scilex Holding.
Since inception, the Company had devoted substantially all of its efforts to the product development of SP-102 and SP-103 and the commercialization of ZTlido.
Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include all adjustments necessary for the fair presentation of the Company’s financial position for the periods presented.
The accompanying consolidated financial statements include the accounts of the Company’s subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.
2.   Liquidity and Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. Management has assessed the Company’s ability to continue as a going concern at least one year after the date the financial statements are issued.
As of December 31, 2021, the Company’s negative working capital was $146.4 million, including cash and cash equivalents of approximately $4.3 million. During the year ended December 31, 2021, the Company had operating losses of $35.8 million and negative cash flows from operations of $28.7 million. The Company had an accumulated deficit of approximately $352.6 million as of December 31, 2021.
In September 2018, Scilex Pharma issued $224.0 million of the Scilex Pharma Notes (see Note 8) for a purchase price of $140.0 million. Pursuant to the Indenture, as amended (see Note 8), Scilex Pharma is required to maintain a minimum unrestricted cash balance of $4.0 million at the end of each month.
In December 2020, Scilex Pharma repurchased an aggregate of $65.0 million of the Scilex Pharma Notes (see Note 8) and amended the terms of the Scilex Pharma Notes to release $45.0 million in restricted funds held in the Reserve Account (see Note 8) and Collateral Account (see Note 8) for the purpose of consummating the repurchase of an aggregate of $45.0 million of principal amount. In February 2021 and April 2021, Scilex Pharma effected specified principal repurchases totaling $40.0 million of the principal amount of the Scilex Pharma Notes. On December 31, 2021, Scilex Pharma triggered a cumulative sales-related contingency that triggered an increase in the principal amount of the Scilex Pharma Notes by $28.0 million. In February 2022, Scilex Pharma drew down on the Letter of Credit (see Note 8) with Sorrento, which also triggered Scilex Pharma’s obligation to repurchase $20.0 million of the outstanding principal amount of the Scilex Pharma Notes and to maintain a minimum unrestricted cash balance of $10.0 million.
On March 18, 2019, the Company acquired Semnur and the acquisition was accounted for as an asset acquisition (See Note 4). The Company anticipates the cash needed for the development of Semnur’s primary product candidate in development, SP-102, as well in the development of SP-103, will be in excess of the Company’s cash available within one year after the date these consolidated financial statements are issued. Semnur has no historical revenue and the Company will be responsible for funding all development and commercialization efforts and capital funding needs possibly through private or public equity or debt financings, strategic collaborations or other arrangements.
The Company has plans to obtain additional resources to fund its currently planned operations and expenditures for at least twelve months from the issuance of these consolidated financial statements through debt and equity financing. The Company’s plans are also dependent upon the success of future sales of ZTlido, which is still in the early stages of commercialization, and are dependent upon, among other things, the success of the Company’s marketing of ZTlido. Should the Company’s sales of ZTlido not materialize at the expected rate contemplated in the Company’s business plan, due to the COVID-19 pandemic or other factors, the Company believes that there are a number of ongoing and potential actions that would maintain its projected cash and projected financial position including but not limited to, additional reductions in general and administrative costs, sales and marketing costs, suspension or winding down of clinical development programs for SP-102 and SP-103, and other discretionary costs. Although the Company believes such plans, if executed, should provide the Company with financing to meet its needs, successful completion of such plans is dependent on factors outside the Company’s control. As such, management cannot conclude that such plans will be effectively implemented within one year after the date that these consolidated financial statements are issued. As a result, management has concluded that the aforementioned conditions, among other things, raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date the financial statements are issued.
3.   Significant Accounting Policies
Use of Estimates
The preparation of these consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these consolidated financial statements and the reported amounts of expenses during the reporting period. Management believes that these estimates are reasonable; however, actual results may differ from these estimates.
Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. The Company minimizes its credit risk associated with cash and cash equivalents by periodically evaluating the credit quality of its primary financial institution. Although the balance at times may exceed federally-insured limits, the Company has not experienced any losses on such accounts.
Fair Value of Financial Instruments
The Company follows accounting guidance on fair value measurements for financial instruments measured on a recurring basis, as well as for certain assets and liabilities that are initially recorded at their estimated fair values. Fair value is defined as the exit price, or the amount that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company uses the following three-level hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs to value its financial instruments:
a.
Level 1:   Observable inputs such as unadjusted quoted prices in active markets for identical instruments.

b.
Level 2:   Quoted prices for similar instruments that are directly or indirectly observable in the marketplace.

c.
Level 3:   Significant unobservable inputs which are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation.

Financial instruments measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires it to make judgments and consider factors specific to the asset or liability. The use of different assumptions and/or estimation methodologies may have a material effect on estimated fair values. Accordingly, the fair value estimates disclosed or initial amounts recorded may not be indicative of the amount that the Company or holders of the instruments could realize in a current market exchange.
As of December 31, 2021 and 2020, the carrying amount of cash equivalents approximates their fair value based upon quoted market prices. Certain of the Company’s financial instruments are not measured at fair value on a recurring basis, but are recorded at amounts that approximate their fair value due to their liquid or short-term nature, such as cash, prepaid expenses, accounts receivable, and accounts payable.
Accounts Receivable, Net
Accounts receivable are presented net of allowances for expected credit losses and consist of trade receivables from product sales to one customer, which are generally unsecured. Estimated credit losses related to trade accounts receivable are recorded as general and administrative expenses and as an allowance for expected credit losses within accounts receivable, net. The Company reviews reserves and makes adjustments based on historical experience and known collectability issues and disputes. When internal collection efforts on accounts have been exhausted, the accounts are written off by reducing the allowance for expected credit losses.
Inventory
The Company determines inventory cost on a first-in, first-out basis. The Company reduces the carrying value of inventories to a lower of cost or net realizable value for those items that are potentially excess, obsolete or slow- moving. The Company reserves for excess and obsolete inventory based upon historical experience, sales trends, and specific categories of inventory and expiration dates for on-hand inventory. As of December 31, 2021 and 2020, the Company’s inventory was primarily comprised of finished goods.
Property and Equipment
Property and equipment are carried at cost less accumulated depreciation. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the assets, which are generally five to seven years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the term of the respective lease on a straight-line basis. The cost of repairs and maintenance is expensed as incurred.
Goodwill and Other Long-Lived Assets
Goodwill, which has an indefinite life, represents the excess cost over fair value of net assets acquired. Goodwill is reviewed for impairment at least annually during the fourth quarter, or more frequently if events occur indicating the potential for impairment. The Company has determined that only one reporting unit exists for examination under impairment review. During its goodwill impairment review, the Company may assess qualitative factors to determine whether it is more likely than not that the fair value of its reporting unit is less than its carrying amount, including goodwill. The qualitative factors include, but are not limited to, macroeconomic conditions, industry and market considerations, and the overall financial performance of the Company. If, after assessing the totality of these qualitative factors, the Company determines that it is not more likely than not that the fair value of its reporting unit is less than its carrying amount, then no additional assessment is deemed necessary. Otherwise, the Company performs a quantitative goodwill impairment test. The Company may also elect to bypass the qualitative assessment in a period and elect to proceed to perform the quantitative goodwill impairment test.
The Company evaluates its long-lived and intangible assets with definite lives, such as property and equipment, patent rights, and acquired technology, for impairment by considering competition by products prescribed for the same indication, the likelihood and estimated future entry of non-generic and generic competition with the same or similar indication and other related factors. The factors that drive the estimate of useful life are often uncertain and are reviewed on a periodic basis or when events occur that warrant review. Recoverability is measured by comparison of the assets’ book value to future net undiscounted cash flows that the assets are expected to generate to determine if a write-down to the recoverable amount is appropriate. If such assets are written down, an impairment will be recognized as the amount by which the book value of the asset group exceeds the recoverable amount.
Debt
The Company may enter financing arrangements, the terms of which involve significant assumptions and estimates. This involves estimating future net product sales, determining interest expense, determining the amortization period of the debt discount, as well as determining the classification between current and long-term portions. In estimating future net product sales, the Company assesses prevailing market conditions using various external market data against the Company’s anticipated sales and planned commercial activities as well as actual ZTlido sales up to the date the financial statements were issued. See Note 8 for discussion of the Scilex Pharma Notes, which include repayments based on a percentage of net sales of ZTlido. Consequently, the Company imputes interest on the carrying value of the debt and records interest expense using an imputed effective interest rate. The Company reassesses the expected payments each reporting period and accounts for any changes through an adjustment to the effective interest rate on a prospective basis, with a corresponding impact to the classification of the Company’s current and long-term portions.
Research and Development Costs
The Company expenses the cost of research and development as incurred. Research and development expenses are comprised of costs incurred in performing research and development activities, including clinical trial costs, manufacturing costs for both clinical and preclinical materials as well as other contracted services, license fees and other external costs. Nonrefundable advance payments for goods and services that will be used in future research and development activities are expensed when the activity is performed or when the goods have been received, rather than when payment is made, in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 730, Research and Development.
Acquired In-Process Research and Development Expense
The Company has acquired and may continue to acquire the rights to develop and commercialize new product candidates. The up-front payments to acquire a new drug compound or drug delivery device, as well as future milestone payments associated with asset acquisitions that do not meet the definition of a derivative and are deemed probable to achieve the milestones, are immediately expensed as acquired in-process research and development provided that the drug has not achieved regulatory approval for marketing and, absent obtaining such approval, have no alternative future use. Intangible assets acquired in a business combination that are used for in-process research and development (“IPR&D”) activities are considered indefinite-lived until the completion or abandonment of the associated research and development efforts. Upon commercialization of the relevant research and development project, the Company amortizes the acquired IPR&D over its estimated useful life. Capitalized IPR&D is reviewed annually for impairment or more frequently as changes in circumstance or the occurrence of events suggest that the remaining value may not be recoverable.
Income Taxes
The provisions of the FASB ASC Topic 740, Income Taxes, addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under ASC Topic 740-10, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The Company has determined that it has uncertain tax positions.
The Company accounts for income taxes using the asset and liability method to compute the differences between the tax basis of assets and liabilities and the related financial amounts, using currently enacted tax rates.
The Company has deferred tax assets, which are subject to periodic recoverability assessments. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount that more likely than not will be realized. As of December 31, 2021 and 2020, the Company maintained a full valuation allowance against its deferred tax assets, with the exception of an amount equal to its deferred tax liabilities that are scheduled to reverse against the Company’s deferred tax assets.
Leases
The Company determines if an arrangement is a lease at inception. Operating lease right-of-use (“ROU”) assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. As the Company’s leases do not provide an implicit rate, it uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The operating lease ROU asset also includes any lease payments made and is reduced by lease incentives. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term in selling, general and administrative expenses.
Derivative Liabilities
Derivative liabilities are recorded on the Company’s consolidated balance sheets at their fair value on the date of issuance and are revalued on each balance sheet date until such instruments are exercised or expire, with changes in the fair value between reporting periods recorded as other income or expense.
Revenue Recognition
The Company’s revenue is generated from product sales within the United States. The Company does not have significant costs associated with costs to obtain a contract with its customer. All of the Company’s revenue and accounts receivable result from a sole customer.
Revenue from product sales is fully comprised of sales of ZTlido. The Company’s performance obligation with respect to sales of ZTlido is satisfied at a point in time, which transfers control upon delivery of product to the customer. The Company considers control to have transferred upon delivery because the customer has legal title to the product, physical possession of the product has been transferred to the customer, the customer has significant risks and rewards of ownership of the product, and the Company has a present right to payment at that time. Invoicing typically occurs upon shipment and the length of time between invoicing and when payment is due is not significant. The aggregate dollar value of unfulfilled orders as of December 31, 2021 and 2020 were not material.
For product sales, the Company records gross-to-net sales adjustments for commercial and government rebates, fees and chargebacks, wholesaler and distributor fees, sales returns and prompt payment discounts. Such variable consideration is estimated in the period of the sale and is estimated using a most likely amount approach based primarily upon provisions included in the Company’s customer contract, customary industry practices and current government regulations. Gross-to-net adjustments are generally recorded as contract liabilities under accrued expenses within the Company’s consolidated balance sheet.
Rebates
Rebates are discounts which the Company pays under either government or private health care programs. Government rebate programs include state Medicaid drug rebate programs, the Medicare coverage gap discount programs and the Tricare programs. Commercial rebate and fee programs relate to contractual agreements with commercial healthcare providers, under which the Company pays rebates and fees for access to and position on that provider’s patient drug formulary. Rebates and chargebacks paid under government programs are generally mandated under law, whereas private rebates and fees are generally contractually negotiated by the Company with commercial healthcare providers. Both types of rebates vary over time. The Company records a reduction to gross product sales at the time the customer takes title to the product based on estimates of expected rebate claims. The Company monitors the sales trends and adjust for these rebates on a regular basis to reflect the most recent rebate experience and contractual obligations.
Service Fees
The Company compensates its customer and others in the distribution chain for wholesaler and distribution services. The Company has determined such services received up to the date the financial statements were issued are not distinct from the Company’s sale of products to the customer and, therefore, these payments have been recorded as a reduction of revenue.
Product Returns
The Company is obligated to accept the return of products sold that are expiring within six months, damaged or do not meet certain specifications. The Company may authorize the return of products sold in accordance with the term of its sales contracts, and estimates allowances for such amounts at the time of sale. The Company estimates the amount of its product sales that may be returned by its customer and record this estimate as a reduction of revenue in the period the related product revenue is recognized.
Co-Payment Assistance
Patients who have commercial insurance or pay cash and meet certain eligibility requirements may receive co- payment assistance. The Company accrues for co-payment assistance based on actual program participation and estimates of program redemption using data provided by third-party administrators.
Customer Concentration Risk
During the fiscal years ended December 31, 2021, 2020 and 2019, sales to the Company’s sole distributor represented 100% of net revenue. This exposes the Company to concentration of customer risk. The Company monitors the financial condition of its sole customer, limits its credit exposure by setting credit limits, and has not experienced any credit losses for the years ended December 31, 2021, 2020 and 2019. As the Company continues to expand the commercialization of its product, the Company is not limited to the current customer and has the option of expanding its distribution network with additional distributors through establishing its own affiliates, by acquiring existing third-party business or product rights or by partnering with additional third parties.
Stock-Based Compensation
The Company accounts for stock-based compensation in accordance with FASB ASC Topic 718, Compensation — Stock Compensation which establishes accounting for equity instruments exchanged for employee and consulting services. Under such provisions, stock-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense, under the straight-line method, over the employee’s requisite service period (generally the vesting period of the equity grant) or non-employee’s vesting period.
For purposes of determining the inputs used in the calculation of stock-based compensation, the Company uses historical data in estimating the expected term of options and determines an estimate of option volatility based on an assessment of historical volatilities of comparable companies whose share prices are publicly available. The Company uses these estimates as inputs in the Black-Scholes option pricing model. Depending upon the number of stock options granted, any fluctuations in these calculations could have a material effect on the results presented in the Company’s consolidated statement of operations.
Net Loss per Share
Basic net loss per share is computed by dividing net loss for the period by the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share reflects the additional dilution from potential issuances of common stock, such as stock issuable pursuant to the exercise of stock options. The treasury stock method is used to calculate the potential dilutive effect of these common stock equivalents. Potentially dilutive shares are excluded from the computation of diluted net loss per share when their effect is anti-dilutive. In periods where a net loss is presented, all potentially dilutive securities are anti-dilutive and are excluded from the computation of diluted net loss per share.
Segments
Operating segments are identified as components of an entity where separate discrete financial information is available for evaluation by the chief operating decision maker in making decisions on how to allocate resources and assesses performance. The Company has determined that its chief operating decision maker is its Chief Executive Officer, as he is responsible for making decisions regarding the allocation of resources and assessing performance as well as for strategic operational decisions. The Company is engaged primarily in the development of non-opioid products focused on pain management based on its platform technologies and all sales are based in the United States. Accordingly, the Company has determined that it operates its business as a single reportable segment.
Recent Accounting Pronouncements
In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which requires an acquirer in a business combination to recognize and measure contract assets and contract liabilities in accordance with ASC Topic 606. ASU 2021-08 is effective for fiscal years beginning after December 15, 2022 and early adoption is permitted. The Company is evaluating the impact the standard will have on its consolidated financial statements.
In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The amendments in this update simplify the accounting for income taxes by removing certain exceptions to the general principles in ASC Topic 740. The amendments also improve consistent application of and simplify U.S. GAAP for other areas of ASC Topic 740 by clarifying and amending existing guidance. The amendments in this update were effective for interim and annual periods for the Company beginning after December 15, 2020. The Company adopted the standard on January 1, 2021. The adoption of the standard had no impact on its consolidated financial statements.
4.   Semnur Acquisition
On March 18, 2019, the Company completed the Merger. At the closing of the Merger, the Company issued to the holders of Semnur’s capital stock and options to purchase Semnur’s common stock, upfront consideration with a value of $70.0 million. The upfront consideration was comprised of the following: (a) a cash payment of approximately $15.0 million, and (b) $55.0 million of shares of the Company’s common stock (47,039,315 shares issued and 352,972 shares issuable, valued at $1.16 per share) (the “Stock

Consideration”). Following the issuance of the Stock Consideration, Sorrento ownership in the Company diluted to approximately 58% of the Company’s issued and outstanding capital stock.
Pursuant to the Merger Agreement, and upon the terms and subject to the conditions contained therein, the Company also agreed to pay the Semnur Equityholders up to $280.0 million in aggregate contingent cash consideration based on the achievement of certain milestones, comprised of a $40.0 million payment that will be due upon obtaining the first approval of a New Drug Application (“NDA”) of a Semnur product by the U.S. Food and Drug Administration (the “FDA”) and additional payments that will be due upon the achievement of certain amounts of net sales of Semnur products, as follows: (1) a $20.0 million payment upon the achievement of $100.0 million in cumulative net sales of a Semnur product, (2) a $20.0 million payment upon the achievement of $250.0 million in cumulative net sales of a Semnur product, (3) a $50.0 million payment upon the achievement of $500.0 million in cumulative net sales of a Semnur product, and (4) a $150.0 million payment upon the achievement of $750.0 million in cumulative net sales of a Semnur product.
On August 7, 2019, the Company entered into an amendment to the Merger Agreement to provide that, following the consummation of the Company’s first bona fide equity financing with one or more third-party financing sources on an arms’ length basis with gross proceeds to the Company of at least $40.0 million, certain of the former Semnur optionholders will be paid cash in lieu of: (1) the 352,972 shares of the Company’s common stock otherwise issuable to such former Semnur optionholders pursuant to the Merger Agreement, and (2) any shares that would otherwise be issued to such former Semnur optionholders upon release of shares held in escrow pursuant to the Merger Agreement, with such shares in each case valued at $1.16 per share. The amendment resulted in a reclassification of $0.4 million from additional paid-in capital to accrued liabilities.
In March 2019, the Semnur Equityholders that received the Stock Consideration were required to sign an Exchange and Registration Rights Agreement with the Company (the “Exchange Agreement”).Pursuant to the Exchange Agreement, and upon the terms and subject to the conditions contained therein, if within 18 months following the closing of the Merger, 100% of the outstanding equity of the Company has not been acquired by a third party or the Company has not entered into a definitive agreement with respect to, or otherwise consummated, a firmly underwritten offering of the Company capital stock on a major stock exchange that meets certain requirements, then holders of the Stock Consideration may collectively elect to exchange, during the 60-day period commencing the date that is the 18 month anniversary of the Closing (the “Share Exchange”), the Stock Consideration for shares of Sorrento’s common stock with a value of $55.0 million based on a price per share of Sorrento’s common stock equal to the greater of (a) the 30-day trailing volume weighted average price of one share of Sorrento’s common stock as reported on The Nasdaq Stock Market LLC as of the consummation of the Share Exchange and (b) $5.55 (subject to adjustment for any stock dividend, stock split, stock combination, reclassification or similar transaction) (the “Exchange Price”). Pursuant to an amendment to the Exchange Agreement entered into by Sorrento on September 28, 2020, on October 9, 2020, Sorrento paid $55.0 million in cash to the Semnur Equityholders in lieu of issuing $55.0 million of shares of Sorrento’s common stock at the Exchange Price. Following the completion of the Share Exchange and as of December 31, 2020, Sorrento held approximately 82.3% of the outstanding common stock of the Company. On January 29, 2021, Sorrento acquired additional shares of the Company, resulting in Sorrento holding approximately 99.97% of the outstanding common stock of the Company.
The transaction was accounted for as an asset acquisition since substantially all the value of the gross assets was concentrated in the single asset, SP-102. As a result, approximately $75.3 million was expensed as a component of acquired in-process research and development during the year ended December 31, 2019.
No contingent consideration was recorded as of December 31, 2021 and 2020 since the related regulatory approval milestones are not deemed probable until they actually occur.

5.   Fair Value Measurements
The following table presents the Company’s financial assets and liabilities that are measured at fair value (in thousands):
	Fair value measurements at December 31, 2021
	Balance	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Cash and cash equivalents	$4,338	$4,338	$—	$—
Total assets measured at fair value	4,338	4,338	—	—
Liabilities
Derivative liabilities	35,700	—	—	35,700
Total liabilities measured at fair value	$35,700	$—	$—	$35,700
	Fair value measurements at December 31, 2020
	Balance	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Cash and cash equivalents	$4,839	$4,839	$—	$—
Total assets measured at fair value	4,839	4,839
Liabilities
Derivative liabilities	35,400	—	—	35,400
Total liabilities measured at fair value	$35,400	$—	$—	$35,400
The Company’s financial assets carried at fair value are comprised of cash and cash equivalents. Cash and cash equivalents consist of money market accounts and bank deposits which are highly liquid and readily tradable. These assets are valued using inputs observable in active markets for identical securities.
Derivative liabilities
The Company recorded a loss of $0.3 million, a gain of $0.8 million and a loss of $23.3 million on derivative liabilities for the years ended December 31, 2021, 2020 and 2019, respectively, which was attributed to compound derivative liabilities associated with the Scilex Pharma Notes. The compound derivative liabilities consist of the fair value of various embedded features as further described in Note 8. The fair value of the derivative liabilities associated with the Scilex Pharma Notes was estimated using the discounted cash flow method under the income approach combined with a Monte Carlo simulation model. This involves significant Level 3 inputs and assumptions.
The key assumptions for the compound derivative liabilities associated with the Scilex Pharma Notes for the year ended December 31, 2021 included a 6.2% risk-adjusted net sales forecast and an effective debt yield of 15.0%. The key assumptions for the compound derivative liabilities associated with the Scilex Pharma Notes for the year ended December 31, 2020 included a 7% risk-adjusted net sales forecast, an effective debt yield of 15% and an estimated probability of 100% of not obtaining marketing approval before March 31, 2021. The key assumptions for the compound derivative liabilities associated with the Scilex Pharma Notes for the year ended December 31, 2019 included an 8% risk adjusted net sales forecast, an effective debt yield of 19.7% and estimated probabilities of 100% and 55% of not obtaining marketing approval before March 31, 2021 and July 1, 2023, respectively, and an estimated high probability of an initial public offering of the Company that satisfies certain valuation thresholds occurring prior to October 1, 2020.
The following table includes a summary of the derivative liabilities measured at fair value using significant unobservable inputs (Level 3) during the years ended December 31, 2021, 2020 and 2019:

Fair value
Beginning Balance at December 31, 2018	$—
Additions	10,100
Re-measurement of fair value	23,300
Ending Balance at December 31, 2019	33,400
Additions	2,800
Re-measurement of fair value	(800)
Ending Balance at December 31, 2020	35,400
Additions	—
Re-measurement of fair value	300
Ending Balance at December 31, 2021	$35,700
6.   Property and Equipment
Property and equipment consisted of the following as of December 31, 2021 and 2020 (in thousands):
	December 31
	2021	2020
Computers & equipment	$77	$77
Furniture	118	118
Leasehold improvements	48	48
Construction in progress	689	691
Property and equipment, gross	932	934
Less: Accumulated depreciation	(127)	(88)
Property and equipment, net	$805	$846
Depreciation expense for each of the years ended December 31, 2021, 2020 and 2019 was $39 thousand, $40 thousand and $40 thousand, respectively.
7.   Goodwill and Intangible Assets
As of December 31, 2021 and 2020, the Company had recorded goodwill of $13.5 million. The Company performed a qualitative test for goodwill impairment during the fourth quarter of 2021. Based upon the results of the qualitative testing, the Company concluded that it is more-likely-than-not that the fair value of the Company’s goodwill was in excess of the carrying value and therefore performing the first step of the two-step impairment test was unnecessary. No goodwill impairment was recognized for the years ended December 31, 2021, 2020, and 2019.
The Company’s intangible assets, excluding goodwill, are composed of patent rights, acquired technology and assembled workforce. Amortization of the intangible assets that have finite useful lives is generally recorded on a straight-line basis over their useful lives. A summary of the Company’s identifiable intangible assets as of December 31, 2021 and 2020 is as follows (in thousands):
	December 31, 2021
	Gross carrying amount	Accumulated amortization	Intangibles, net
Patent rights	$32,630	$11,239	$21,391
Acquired technology	21,940	4,754	17,186
Assembled workforce	500	275	225
Total intangible assets	$55,070	$16,268	$38,802

	December 31, 2020
	Gross carrying amount	Accumulated amortization	Intangibles, net
Patent rights	$32,630	$9,064	$23,566
Acquired technology	21,940	3,291	18,649
Assembled workforce	500	175	325
Total intangible assets	$55,070	$12,530	$42,540
As of December 31, 2021, the weighted average remaining life for identifiable intangible assets is 10.6 years. Aggregate amortization expense was $3.7 million for each of the years ended December 31, 2021, 2020, and 2019. Patent rights and acquired technology are amortized over a 15-year period. Assembled workforce is amortized over a 5-year period.
Estimated future amortization expense related to intangible assets at December 31, 2021 is as follows (in thousands):
Year Ending December 31,	Amount
2022	$3,738
2023	3,738
2024	3,663
2025	3,638
2026	3,638
Thereafter	20,387
Total	$38,802
No impairment charges related to intangible assets were recorded during the years ended December 31, 2021 and 2020.
8.   Debt
2018 Purchase Agreements and Indenture
On September 7, 2018, Scilex Pharma and Sorrento entered into Purchase Agreements (the “2018 Purchase Agreements”) with certain investors (collectively, the “Scilex Pharma Note Purchasers”). Pursuant to the 2018 Purchase Agreements, on September 7, 2018, Scilex Pharma, among other things, issued and sold to the Scilex Pharma Note Purchasers senior secured notes due 2026 in an aggregate principal amount of $224.0 million (the “Scilex Pharma Notes”) for an aggregate purchase price of $140.0 million (the “Offering”). The Scilex Pharma Notes are governed by an indenture (as amended, the “Indenture”) with Scilex Pharma, as issuer, U.S. Bank National Association, a national banking association, as trustee (the “Trustee”) and collateral agent (the “Collateral Agent”), and Sorrento, as guarantor. Pursuant to the Indenture, Sorrento agreed to irrevocably and unconditionally guarantee, on a senior unsecured basis, the punctual performance and payment when due of all obligations of Scilex Pharma under the Indenture (the “Guarantee”).
The net proceeds of the Offering were approximately $89.3 million, after deducting the Offering expenses payable by Scilex Pharma and funding a segregated reserve account with $20.0 million (the “Reserve Account”) and a segregated collateral account with $25.0 million (the “Collateral Account”) pursuant to the terms of the Indenture. Funds in the Reserve Account were to be released to Scilex Pharma upon receipt by the Trustee of an officer’s certificate under the Indenture from Scilex Pharma confirming receipt of a marketing approval letter from the FDA with respect to SP-103 or a similar product with a concentration of not less than 5% (the “Marketing Approval Letter”) on or prior to July 1, 2023. Funds in the Collateral Account were to be released to Scilex Pharma only upon receipt of a written consent authorizing such release from the holders of a majority in principal amount of the Scilex Pharma Notes issued, upon the occurrence and during the continuance of an event of default at the direction of the holders of a majority in principal amount of the Scilex Pharma Notes issued or upon the repayment in full of all amounts owed under the Scilex Pharma Notes.
On each February 15, May 15, August 15 and November 15, beginning with February 15, 2019, the holders of the Scilex Pharma Notes were initially entitled to receive quarterly payments of the principal of the Scilex Pharma Notes equal to a fixed percentage, ranging from 10% to 20%, of the net sales of ZTlido for the prior fiscal quarter. However, because Scilex Pharma did not receive the Marketing Approval Letter by March 31, 2021, the percentage of net sales payable was increased to be in the range of 15% to 25%. If actual cumulative net sales of ZTlido from October 1, 2022 through September 30, 2023 are less than approximately $218.1 million, then Scilex Pharma will be obligated to pay an additional installment of the principal of the Scilex Pharma Notes each quarter in an amount between approximately $10.1 million and approximately $30.6 million, with the amount of the additional installment of principal to be determined by reference to the amount by which cumulative net sales of ZTlido from October 1, 2022 through September 30, 2023 are less than approximately $218.1 million.
Under the terms of the Indenture, the aggregate principal amount due under the Scilex Pharma Notes was to be increased by $28.0 million on February 15, 2022 if actual cumulative net sales of ZTlido from September 7, 2018 through December 31, 2021 were less than approximately $481.0 million. As actual cumulative net sales of ZTlido from the issue date of the Scilex Pharma Notes through December 31, 2021 did not equal or exceed the $481.0 million threshold for such period, the Company recorded the increase of $28.0 million in the debt principal balance with an offset to Scilex Pharma Notes principal increase at December 31, 2021.
If actual cumulative net sales of ZTlido for the period from October 1, 2022 through September 30, 2023 are less than approximately $290.7 million, then the aggregate principal amount due under the Scilex Pharma Notes will be increased on November 15, 2023 by between approximately $2.6 million and approximately $84.8 million, with the amount of the principal increase to be determined by reference to the amount by which the cumulative net sales of ZTlido from October 1, 2022 through September 30, 2023 is less than approximately $290.7 million.
The final maturity date of the Scilex Pharma Notes is August 15, 2026. The Scilex Pharma Notes may be redeemed in whole at any time upon 30 days’ written notice at Scilex Pharma’s option prior to August 15, 2026 at a redemption price equal to 100% of the then-outstanding principal amount of the Scilex Pharma Notes. In addition, upon a change of control of Scilex Pharma (as defined in the Indenture), each holder of a Scilex Pharma Note shall have the right to require Scilex Pharma to repurchase all or any part of such holder’s Scilex Pharma Note at a repurchase price in cash equal to 101% of the then-outstanding principal amount thereof.
The 2018 Purchase Agreements include the terms and conditions of the offer and sale of the Scilex Pharma Notes, representations and warranties of the parties, indemnification and contribution obligations and other terms and conditions customary in agreements of this type.
The Indenture governing the Scilex Pharma Notes contains customary events of default with respect to the Scilex Pharma Notes (including a failure to make any payment of principal on the Scilex Pharma Notes when due and payable), and, upon certain events of default occurring and continuing, the Trustee by notice to Scilex Pharma, or the holders of at least 25% in principal amount of the outstanding Scilex Pharma Notes by notice to Scilex Pharma and the Trustee, may (subject to the provisions of the Indenture) declare 100% of the then-outstanding principal amount of the Scilex Pharma Notes to be due and payable. Upon such a declaration of acceleration, such principal will be due and payable immediately. In the case of certain events, including bankruptcy, insolvency or reorganization involving Sorrento or Scilex Pharma, the Scilex Pharma Notes will automatically become due and payable.
Pursuant to the Indenture, the Company and Scilex Pharma must also comply with certain covenants with respect to the commercialization of ZTlido, as well as customary additional affirmative covenants, such as furnishing financial statements to the holders of the Scilex Pharma Notes, minimum cash requirements and net sales reports; and negative covenants, including limitations on the following: the incurrence of debt; the payment of dividends, the repurchase of shares and under certain conditions making certain other restricted payments; the prepayment, redemption or repurchase of subordinated debt; a merger, amalgamation or consolidation involving Scilex Pharma; engaging in certain transactions with affiliates; and the making of investments other than those permitted by the Indenture.
The Scilex Pharma Notes and related Guarantee have not been, and will not be, registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States without registration or an applicable exemption from registration requirements. The holders of the Scilex Pharma Notes do not have any registration rights. Pursuant to a Collateral Agreement by and among Scilex Pharma, the Trustee and the Collateral Agent (the “Collateral Agreement”), the Scilex Pharma Notes will be secured by ZTlido and all of the existing and future property and assets of Scilex Pharma necessary for, or otherwise relevant to, now or in the future, the manufacture and sale of ZTlido, on a worldwide basis (exclusive of Japan), including, but not limited to, the intellectual property related to ZTlido, the marketing or similar regulatory approvals related to ZTlido, any licenses, agreements and other contracts related to ZTlido, and the current assets related to ZTlido such as inventory, accounts receivable and cash and any and all future iterations, improvements or modifications of such product made, developed or licensed (or sub-licensed) by Scilex Pharma or any of its affiliates or licensees (or sub-licensees) (including SP-103).
Pursuant to the terms of the Indenture, Sorrento issued an irrevocable standby letter of credit to Scilex Pharma (the “Letter of Credit”), which provides that, in the event that (1) Scilex Pharma did not hold at least $4.0 million in unrestricted cash as of the end of any calendar month during the term of the Scilex Pharma Notes, (2) actual cumulative net sales of ZTlido from September 7, 2018 through December 31, 2021 were less than a specified sales threshold for such period, or (3) actual cumulative net sales of ZTlido for any calendar year during the term of the Scilex Pharma Notes, beginning with the 2022 calendar year, were less than a specified sales threshold for such calendar year, Scilex Pharma as beneficiary of the Letter of Credit, would be required to draw, and Sorrento would be required to pay to Scilex Pharma, $35.0 million in a single lump-sum amount as a subordinated loan. The Letter of Credit was to terminate upon the earliest to occur of: (a) the repayment of the Scilex Pharma Notes in full, (b) the actual net sales of ZTlido for any calendar year during the term of the Scilex Pharma Notes exceeding a certain threshold, (c) the consummation of an initial public offering on a major international stock exchange by the Company that satisfies certain valuation thresholds, and (d) the replacement of the Letter of Credit with another letter of credit in form and substance, including as to the identity and creditworthiness of issuer, reasonably acceptable to the holders of at least 80% in principal amount of outstanding Scilex Pharma Notes.
On December 14, 2020, Scilex, Sorrento, the Trustee and the Agent, and the beneficial owners of the Scilex Pharma Notes and the Scilex Note Purchasers entered into a Consent Under and Amendment No. 3 to Indenture and Letter of Credit (“Amendment No. 3”), which amended: (i) the Indenture, and (ii) the Letter of Credit.
Pursuant to Amendment No. 3, the Holders agreed to release all of the aggregate $45.0 million in restricted funds held in the Reserve Account and the Collateral Account for the purpose of consummating the repurchase of an aggregate of $45.0 million of principal amount of the Scilex Pharma Notes from the Holders on a pro rata basis at a purchase price equal to 100% of the principal amount thereof (such repurchase, the “Scilex Repurchase”). In connection with the Scilex Repurchase, the parties also agreed to remove (i) Sorrento’s obligations under the Indenture to repurchase $25.0 million of Scilex Pharma Notes from the Holders if the Letter of Credit is drawn on and (ii) Scilex Pharma’s obligation to repurchase $20.0 million of Scilex Pharma Notes from the Holders if Scilex Pharma did not receive the Marketing Approval Letter on or prior to July 1, 2023. On December 14, 2020, the restricted funds in the Reserve Account and the Collateral Account were released and the Scilex Repurchase was effected.
Amendment No. 3 also revised the minimum cash covenant in the Indenture to provide that the amount of cash equivalents in bank accounts that Scilex Pharma is required to have as of the end of any calendar month shall, commencing with the month ending December 31, 2020, be equal to at least $4.0 million in the aggregate, provided that if Scilex Pharma did not effectuate (i) the December Optional Repurchase (as defined below) and (ii) at least one of either (x) the February Optional Repurchase (as defined below) or (y) the April Optional Repurchase (as defined below), then, commencing with the month ending April 30, 2021, and for each month thereafter, such amount would have been required to be at least $10.0 million in the aggregate. If Scilex Pharma fails to meet the foregoing minimum cash requirements, then Scilex Pharma will be required to draw on the Letter of Credit.

Amendment No. 3 also provided Scilex Pharma with the option, in its sole and absolute discretion, to repurchase Scilex Pharma Notes from the holders thereof on a pro rata basis on each of December 16, 2020 (the “December Optional Repurchase”), February 12, 2021 (the “February Optional Repurchase”) and April 13, 2021 (the “April Optional Repurchase”), in each case in an aggregate amount equal to the lesser of $20.0 million or the then-outstanding principal amount of the Scilex Pharma Notes, at a purchase price in cash equal to 100% of the principal amount thereof. Scilex Pharma effectuated the December Optional Repurchase, the February Optional Repurchase, and the April Optional Repurchase, which reduced the aggregate principal amount of the Scilex Pharma Notes by $60.0 million and resulted in the minimum unrestricted requirement remaining at $4.0 million.
Amendment No. 3 further provided that in the event that the Letter of Credit is drawn upon by Scilex Pharma, then Scilex Pharma had to, within five business days of such draw, repurchase the Scilex Pharma Notes from the holders thereof on a pro rata basis in an aggregate amount equal to the lesser of $20.0 million or the then-outstanding principal amount of Scilex Pharma Notes, at a purchase price in cash equal to 100% of the principal amount thereof. In addition, upon the Letter of Credit being drawn on, Scilex Pharma is required to have minimum cash of $10.0 million at all times thereafter. In February 2022, Scilex Pharma drew upon the Letter of Credit with Sorrento and, as such, repaid $20.0 million of the principal amount of the Scilex Pharma Notes and became subject to a minimum cash requirement of $10.0 million.
Pursuant to Amendment No. 3, the Holders also consented to Scilex Pharma incurring up to $10.0 million of indebtedness in connection with an accounts receivable revolving loan facility (discussed below).
The Company accounted for Amendment No. 3 as a debt modification under ASC Topic 470-50 as modified terms were not substantially different than the pre-modified terms. The execution of Amendment No. 3 resulted in an additional derivative liability of $2.8 million, which pertains to a $9.6 million distribution to Sorrento with respect to a contingent accelerated repayment on the Scilex Pharma Notes in connection with the Letter of Credit and $6.8 million reduction to the debt discount on the Scilex Pharma Notes.
To estimate the fair value of the Scilex Pharma Notes, the Company uses the discounted cash flow method under the income approach, which involves significant Level 3 inputs and assumptions, combined with a Monte Carlo simulation, as appropriate. The value of the debt instrument is based on the present value of future principal payments and the discounted rate of return reflective of the Company’s credit risk.
Borrowings of the Scilex Pharma Notes are as follows (in thousands):
	December 31,
	2021	2020
Principal	$133,997	$151,872
Unamortized debt discount	(30,597)	(51,022)
Unamortized debt issuance costs	(2,228)	(3,711)
Carrying value	101,172	97,139
Current portion	(29,135)	(4,881)
Long term portion	72,037	92,258
Estimated fair value	$115,400	$122,300
Future minimum payments under the Scilex Pharma Notes, based on a percentage of projected net sales of ZTlido are estimated as follows (in thousands):
Year Ending December 31,	2021
2022	$29,135
2023	12,005
2024	13,637
2025	14,746
2026	64,474
Total minimum future payments	$133,997

The Company made principal payments of $45.9 million, $69.8 million, and $2.3 million during the fiscal years ended December 31, 2021, 2020, and 2019, respectively.
Debt discount and debt issuance costs, which are presented as a direct reduction of the Scilex Pharma Notes in the consolidated balance sheets, are amortized as interest expense using the effective interest method. As principal repayments on the Scilex Pharma Notes are based on a percentage of net sales of ZTlido and SP-103, if the Marketing Approval Letter is received, the Company has elected to account for changes in estimated cash flows from future net sales prospectively. Specifically, a new effective interest rate will be determined based on revised estimates of remaining cash flows and changes in expected cash flows will be recognized prospectively. The imputed effective interest rate at December 31, 2021 and 2020 was 7.7% and 9.15%, respectively. The amount of debt discount and debt issuance costs included in interest expense for the years ended December 31, 2021, 2020 and 2019 was approximately $7.9 million, $10.7 million and $15.0 million, respectively.
The Company identified a number of embedded derivatives that require bifurcation from the Scilex Pharma Notes and separate accounting in the consolidated financial statements as derivative liabilities. Certain of these embedded features included default interest provisions, contingent rate increases, contingent put options, optional and automatic acceleration provisions and indemnified taxes. The Company recorded this derivative within its consolidated financial statements (See Note 5). The Company re-evaluates this assessment each reporting period.
The Scilex Pharma Notes also provide that, upon the occurrence of an event of default, the holders of at least 25% in principal amount of the outstanding Scilex Pharma Notes may, by written notice to Scilex Pharma, declare all of the outstanding principal and premium under such Scilex Pharma Notes immediately due and payable. For purposes of the Scilex Pharma Notes, an event of default includes, among other things, (i) Scilex Pharma’s failure to pay outstanding material indebtedness, including the Scilex Pharma Notes, when due (ii) Scilex Pharma’s breach of its representations and warranties or failure to comply with its covenants and obligations under the Scilex Pharma Notes or (iii) the occurrence of certain insolvency or bankruptcy events (both voluntary and involuntary) involving Scilex Pharma. The Company is in compliance with event of default clauses.
Related Party Notes Payable
On October 5, 2018, Scilex Pharma issued to Sorrento a promissory note (see Note 13). On March 18, 2019, the Company entered into a note payable with Sorrento (see Note 13).
2020 Revolving Credit Facility
On December 14, 2020, Scilex Pharma entered into the Credit and Security Agreement (the “Credit Agreement”) with CNH Finance Fund I, L.P. (“CNH”) which provides Scilex Pharma with the ability to incur indebtedness under an accounts receivable revolving loan facility in an aggregate amount of $10.0 million and the incurrence of liens and the pledge of collateral to CNH in connection with the revolving loan facility. Under the terms of the Credit Agreement, interest will accrue daily on the principal amount outstanding at a rate per annum equal to the Wall Street Journal Prime Rate plus 1.75%. All indebtedness incurred and outstanding will be due and payable in full on January 1, 2024; unless the Credit Agreement is earlier terminated. As of December 31, 2021 and 2020, the outstanding balance was $8.8 million and $9.5 million, respectively. On February 16, 2022, the Company notified CNH that it was terminating the Credit Agreement, effective March 18, 2022. Upon termination, all principal balances and interest accrued were settled.
Paycheck Protection Program
In May 2020, the Company received the proceeds from a loan in the amount of $1.6 million (the “PPP Loan”) from Bank of America, as the lender, pursuant to the Paycheck Protection Program (“PPP”) of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”). The PPP Loan matures on May 05, 2022 and bears interest at a rate of 1.0% per annum. The PPP Loan is evidenced by a promissory note dated May 03, 2020 (the “Note”), which contains customary events of default relating to, among other things, payment defaults and breaches of representations and warranties.

Under the CARES Act, loan forgiveness is available for the sum of documented payroll costs, covered rent payments, covered mortgage interest and covered utilities during the twenty-four-week period, beginning on the date of loan approval. For purposes of the CARES Act, payroll costs exclude compensation of an individual employee in excess of $100,000, prorated annually. Not more than 25% of the forgiven amount may be for non-payroll costs. Forgiveness is reduced if full-time headcount declines, or if salaries and wages for employees with salaries of $100,000 or less annually are reduced by more than 25%. In the event the PPP Loan, or any portion thereof, is forgiven pursuant to the PPP, the amount forgiven is applied to outstanding principal. The Company used all of the proceeds from the PPP Loan to retain employees and maintain payroll. In May 2021, the Company received confirmation from the SBA that the entire PPP Loan was forgiven and recorded a gain on debt extinguishment of $1.6 million, which is included in loss on debt extinguishment, net, on the consolidated statements of operations for the year ended December 31, 2021.
9.   Stockholders’ Equity
The total number of authorized shares of preferred stock of Scilex Holding is 20,000,000, of which no shares were issued and outstanding at December 31, 2021 and 2020. The total number of authorized shares of common stock of Scilex Holding is 350,000,000, of which 197,266,338 shares were issued and outstanding at December 31, 2021 and 2020.
10.   Stock Incentive and Employee Benefit Plans
2017 Equity Incentive Plan
In June 2017, Scilex Pharma adopted the Scilex Pharmaceuticals Inc. 2017 Equity Incentive Plan (the “Scilex Pharma 2017 Plan”). The Scilex Pharma 2017 Plan reserved 24.0 million shares of Scilex Pharma common stock. Stock options granted under the Scilex Pharma 2017 Plan typically vest 1/4th of the shares on the first anniversary of the vesting commencement date and 1/48th of the remaining options vest each month thereafter. The Scilex Pharma 2017 Plan was amended and restated on July 5, 2018.
Upon the Merger Closing, the Scilex Pharma 2017 Equity Incentive Plan was terminated, and each option to purchase Scilex Pharma’s common stock outstanding and unexercised immediately prior to the Merger Closing was cancelled and substituted for that number of options to acquire common stock of Scilex Holding.
Scilex Holding Company 2019 Stock Option Plan
The board of directors of the Company adopted the Scilex Holding Company 2019 Stock Option Plan (the “2019 Stock Option Plan”) on May 28, 2019. The 2019 Stock Option Plan was approved by the Company’s stockholders on June 7, 2019. As of December 31, 2019, 30.0 million shares of common stock of the Company were reserved for issuance pursuant to the 2019 Stock Option Plan. On December 21, 2020, the board of directors approved an amendment to the 2019 Stock Option Plan to reserve an additional 15.0 million shares of common stock for issuance under the 2019 Stock Option Plan. As of December 31, 2020, 45.0 million shares of common stock of the Company were reserved for issuance pursuant to the 2019 Stock Option Plan. Stock options granted under the 2019 Stock Option Plan typically vest with respect to 1/4th of the shares on the first anniversary of the vesting commencement date and 1/48th of the remaining shares on each monthly anniversary thereafter.
As of December 31, 2021, options to purchase 28,163,510 shares of the common stock of Scilex Holding were outstanding, which is comprised of options to purchase 26,743,510 shares of common stock that were outstanding under the 2019 Stock Option Plan and options to purchase 1,420,000 shares of common stock that were outstanding pursuant to options previously granted under the Scilex Pharma 2017 Plan. As of December 31, 2021, 18,256,490 shares of the Company’s common stock were reserved for awards available for future issuance under the 2019 Stock Option Plan.
Total stock-based compensation recorded within operating expenses was $5.8 million, $5.4 million and $4.3 million for the years ended December 31, 2021, 2020 and 2019, respectively.

The total unrecognized compensation costs related to unvested employee and nonemployee stock option grants as of December 31, 2021 was $8.8 million and the weighted average period over which these grants are expected to vest is 1.8 years.
Option Valuation
The Company calculates the fair value of stock-based compensation awards granted to employees and nonemployees using the Black-Scholes option-pricing method. The Black-Scholes option-pricing method requires the use of subjective assumptions, including stock price volatility, the expected life of stock options, risk free interest rate and the fair value per share of the underlying common stock on the date of grant. The assumptions used in the Black-Scholes option-pricing method related to options issued to employees and nonemployees for the years ended 2020 and 2019 is set forth below:
	Year Ended December 31,
	2020	2019
Weighted-average grant date fair value	$0.83	$ 0.87
Expected dividend yield	0.00%	0.00%
Expected stock-price volatility	90.00%	89.00% – 104.00%
Risk-free interest rate	0.53%	1.63% – 2.50%
Term of options	5.60	5.76 – 6.08
Fair value per share of common stock on date of grant	$1.16	$ 1.16
Exercise price	$1.16	$ 1.16
Expected dividend yield.   The Company bases the expected dividend yield assumption on the fact that the Company has never paid cash dividends and has no present intention to pay cash dividends on the Company’s common stock.
Expected stock-price volatility.   The expected stock-price volatility assumption is based on volatilities of a peer group of similar companies whose share prices are publicly available. The peer group was developed based on companies in the transdermal patch industry. In selecting the peer group, management considered publicly-traded transdermal patch companies with existing clinical stage branded and generic transdermal patches. Management further considered the development stage of the peer group companies.
Risk-free interest rate.   The Company bases the risk-free interest rate assumption on the U.S. Treasury’s rates for U.S. Treasury zero-coupon bonds with maturities similar to those of the expected term of the award being valued.
Expected term of options.   The expected term of options represents the period of time when options are expected to be outstanding. Because the Company does not have historic exercise behavior, the Company determines the expected life assumption for options issued to directors and employees using the simplified method, which is an average of the contractual term of the option and its ordinary vesting period.
During the years ended December 31, 2020 and December 31, 2019, Scilex Holding issued stock options to certain employees and nonemployees. Significant inputs utilized in determining the fair value of the common shares are as follows:
March 17 and March 31, 2019 Valuations
For the valuation performed on March 17, 2019 and March 31, 2019, the fair value of the Company’s common stock was estimated using the market and income approaches. The Company weighted a guideline public company method, a market approach that uses comparable company data and applies to the subject company, equally with a discounted cash flow method, an income approach that derives value by estimating reasonable future cash flows to the equityholders and discounting them to present value using a risk- adjusted discount rate. The Company then used the Option Pricing Method (“OPM”) to allocate the concluded equity value amongst the different equity classes and determine the common stock value. These valuations resulted in a valuation of the Company’s common stock of $1.16 per share as of March 17, 2019 and March 31, 2019.

May 31, 2019 Valuation
For the valuation performed on May 31, 2019, the fair value of the Company’s common stock was estimated using a hybrid Probability Weighted Expected Return Method (“PWERM”), which estimates the value by probability-weighting different scenarios. The Company used three going public scenarios and one stay-private scenario. For the three public scenarios, the Company utilized recent comparable initial public offerings to estimate value, which was allocated on a fully diluted basis to derive a common stock value for each scenario. For the stay-private scenario, the Company utilized the income and market approaches in line with the March 31, 2019 valuation then allocated the concluded equity value using an OPM to derive a common stock value for the stay-private scenario. The Company then probability weighted (based on the Company’s best estimates at the time) each scenario’s common stock value to arrive at the Company’s concluded common stock value. This valuation resulted in a valuation of the Company’s common stock of $1.16 per share as of May 31, 2019.
December 31, 2019 Valuation
For the valuation performed on December 31, 2019, the fair value of the Company’s common stock was estimated using PWERM, which estimates the value by probability-weighting different scenarios. The Company used three going public scenarios and one stay-private scenario. For the three public scenarios, the Company utilized recent comparable initial public offerings to estimate value, which was allocated on a fully diluted basis to derive a common stock value for each scenario. For the stay-private scenario, the Company utilized the income approach in line with the March 31, 2019 valuation then allocated the concluded equity value using an OPM to derive a common stock value for the stay-private scenario. The Company then probability weighted (based on the Company’s best estimates at the time) each scenario’s common stock value to arrive at the Company’s concluded common stock value. This valuation resulted in a valuation of the Company’s common stock of $1.16 per share as of December 31, 2019.
July 31, 2020 Valuation
For the valuation performed on July 31, 2020, the fair value of the Company’s common stock was estimated using PWERM, which estimates the value by probability-weighting different scenarios. The Company used three going public scenarios and one stay-private scenario. For the three public scenarios, the Company utilized recent comparable initial public offerings to estimate value, which was allocated on a fully diluted basis to derive a common stock value for each scenario. For the stay-private scenario, the Company utilized the income approach in line with the March 31, 2019, May 31, 2019 and December 31, 2019 valuations then allocated the concluded equity value using an OPM to derive a common stock value for the stay-private scenario. The Company then probability weighted (based on the Company’s best estimates at the time) each scenario’s common stock value to arrive at the Company’s concluded common stock value. This valuation resulted in a valuation of the Company’s common stock of $1.16 per share as of July 31, 2020.
The following represents a summary of the options outstanding at December 31, 2021, 2020, and 2019 changes during the years then ended (in thousands, other than weighted-average exercise price):
	Options	Weighted average exercise price	Aggregate Intrinsic Value
Outstanding at December 31, 2018	4,781	$0.63	$1,291
Granted	21,468	1.16
Exercised	—	—
Forfeited/Cancelled	(838)	0.94
Outstanding at December 31, 2019	25,411	1.07	2,183
Granted	6,194	1.16
Exercised	(56)	0.90
Forfeited/Cancelled	(745)	0.94
Outstanding at December 31, 2020	30,804	1.10	2,172

	Options	Weighted average exercise price	Aggregate Intrinsic Value
Granted	—	—
Exercised	—	—
Forfeited/Cancelled	(2,641)	0.68
Outstanding at December 31, 2021	28,163	$1.13	$915
Exercisable at December 31, 2021	17,177	$1.11
Employee Benefit Plan
The Company maintains a defined contribution 401(k) plan available to eligible employees, which is administered by Sorrento. Employee contributions are voluntary and are determined on an individual basis, limited to the maximum amount allowable under federal tax regulations. The Company made matching contributions to the 401(k) plan totaling $0.3 million for each of the years ended December 31, 2021, 2020 and 2019.
11.   Commitments and Contingencies
Product Development Agreement
In February 2013, Scilex Pharma became a party to a product development agreement (as amended, the “Product Development Agreement”) with two parties (the “Developers”), one of which is ITOCHU CHEMICAL FRONTIER Corporation (“Itochu”), pursuant to which the Developers will manufacture and supply lidocaine tape products, including ZTlido and SP-103 (the “Products”), for Scilex Pharma. The Developers initially developed, and have intellectual property rights relating to, the Products. Pursuant to the Product Development Agreement, Scilex Pharma acquired an exclusive right to develop and commercialize the Products worldwide except for Japan. The Developers are responsible for sourcing and supplying lidocaine for development and commercialization purposes.
Pursuant to the Product Development Agreement, Scilex Pharma is required to make aggregate royalty payments between 25% and 35% to the Developers based on net profits. Up to the date the financial statements were issued, the Company made no aggregate royalty payments. Net profits are defined as net sales, less cost of goods and marketing expenses. Net sales are defined as total gross sales of any Product, less all applicable deductions, to the extent accrued, paid or allowed in the ordinary course of business with respect to the sale of such Product, and to the extent that they are in accordance with U.S. GAAP. If Scilex Pharma were to sublicense the licensed technologies, the Developers will receive the same proportion of any sublicensing fees received therefrom. The Product Development Agreement will continue in full force and effect until October 2, 2028, the date that is ten years from the date of the first commercial sale of ZTlido. The Product Development Agreement will renew automatically for subsequent successive one-year renewal periods unless Scilex Pharma or the Developers terminate it upon 6-month written notice. In addition, Scilex Pharma or the Developers may terminate the Product Development Agreement if (1) the other party is in material breach of the agreement and the breach is not curable, or if the breach is curable and the breaching party has not cured such material breach within 180 days after notice requesting to cure; (2) the FDA determines that the formulation of the Products would not be eligible for FDA approval in the absence of efficacy studies, and the Developers are unable to address the efficacy study requirements despite good faith efforts; (3) the market conditions are such that (a) commencing with the quarter ending March 31, 2023, Scilex Pharma’s total net profits of the Products are equal to or less than 5% of Scilex Pharma’s net sales of the Products for a period of four or more consecutive quarters, or (b) the Products’ economic viability is affected by documented external circumstances deemed detrimental to all parties as agreed to by Scilex Pharma and the Developers, and the parties are unable to resolve the economic viability concerns under the foregoing clauses (a) and (b) after 30 days of good-faith discussion; (4) the parties fail to reach mutual agreement as to who will conduct the clinical studies and how the costs will be allocated; or (5) Scilex Pharma or either one of the Developers are bankrupt or make assignment for the benefit of creditors. Up to the date the financial statements were issued, Scilex’s net profits for ZTlido and SP-103 have not exceeded five percent of net sales. Accordingly, Oishi and Itochu have the right to terminate the Product Development Agreement and Commercial Supply Agreement. As of the date of this proxy statement/prospectus, neither Oishi nor Itochu has exercised its right of termination. Additionally, Scilex Pharma may terminate the Product Development Agreement if (i) any of the pivotal human clinical trials for any of the Products fail, or (ii) the FDA issues a “Refusal to File” for any of the Products’ regulatory approval application and, after reasonable consultation with the Developers, Scilex Pharma believes that it is commercially unreasonable to re-file. The Developers may terminate the Product Development Agreement if Scilex Pharma fails to file for regulatory approval for any of the Products within three months of the date on which all required components of the regulatory approval application are received by Scilex Pharma.
On February 16, 2017, Scilex Pharma entered into a Commercial Supply Agreement (as amended, the “Supply Agreement”) with the two Developers to provide commercial supply of ZTlido and SP-103 to Scilex Pharma. The Supply Agreement contains standard terms regarding term, termination, payment, product quality and supply. In addition, the agreement provides additional terms regarding the calculation and amount of marketing expenses that may be deducted from net sales for purposes of determining the amount of net profit under the Product Development Agreement.
Exclusive Distribution Agreement
In August 2015, Scilex Pharma entered into an Exclusive Distribution Agreement (the “Distribution Agreement”) to appoint an exclusive third-party logistics distribution provider (the “Distributor”) and as an authorized distributor of record of ZTlido (“Product”) in the United States, its territories, possessions and commonwealths for an agreed schedule of fees, subject to a 3% annual adjustment. The Distribution Agreement has an initial term of three years following the first shipment of FDA-approved Product to a commercial customer and shall automatically renew for additional terms of one year each, unless written notice of termination is given by either party at least 30 days prior to the end of the initial term or any renewal term. In the event of Product recalls, Scilex Pharma is solely responsible for all product recalls, except in the event where the recalls arise from the Distributor’s negligence or willful misconduct. Pursuant to the Distribution Agreement, Scilex Pharma will be responsible for delivery of Product to and from the Distributor’s facility, including all costs, expenses and risk of loss associated with such delivery. The Company amended the Distribution Agreement on September 19, 2018 to sell certain specified quantities of ZTlido to the Distributor (“Title Model Addendum”). Under the Title Model Addendum, ZTlido was sold, and title was transferred, to the Distributor for distribution and sale to wholesalers. A title fee of between 1% and 2% charged by the Distributor was recorded as a gross-to-net sales adjustment. On February 2, 2022, Scilex Pharma provided the Distributor a 60-day notice to terminate the Title Model Addendum. Upon termination of this arrangement, Scilex Pharma will directly sell and transfer title to wholesalers.
Sales Operations Services
In January 2016, Scilex Pharma entered into a project agreement with a vendor to provide sales operations services and detailing services, which was subsequently superseded by a new project agreement entered into in September 2018 (the “Project Agreement”). In connection with the detailing services, the Project Agreement provides that the vendor will provide Scilex Pharma with full-time sales representatives who shall detail the Product by making calls pursuant to a call plan on targets. These sales representatives are to be managed by field talent managers and a national project director, each of whom will also be provided by the vendor. In connection with the sales operation services, the vendor will provide certain services required for the initial implementation and ongoing operation of the sales force.
On July 1, 2020, Scilex Pharma and the vendor entered into a work order in which the parties agreed to convert substantially all of the sales representatives allocated under the Project Agreement to become employees of Scilex Pharma. The vendor will continue to provide sales operations services and fleet management services and sample accountability services. The work order will remain in effect until June 30, 2022, and may be extended for additional periods of one year upon the mutual agreement of both parties. Either party may terminate the work order with 90 days’ notice. Scilex Pharma paid an implementation fee of $59.0 thousand and will pay fixed monthly fees of $63.7 thousand to $65.8 thousand for ongoing services.
The Company recognized an expense of $1.9 million, $10.5 million, and $25.3 million within selling, general and administrative expenses for services performed for the years ended December 31, 2021, 2020, and 2019, respectively, including implementation fees, fixed monthly fees and pass-through costs.

Litigation
In the normal course of business, the Company may be named as a defendant in one or more lawsuits. Other than the following two lawsuits, the Company is not a party to any outstanding material litigation and management is currently not aware of any legal proceedings that, individually or in the aggregate, are deemed to be material to the Company’s financial condition or results of operations.
In February 2021, the Company filed a lawsuit in the U.S. District Court for the Northern District of California against Sanofi-Aventis U.S. LLC and Hisamitsu America, Inc., two manufacturers of over-the-counter (OTC) lidocaine patch products, alleging, among other things, false and deceptive advertising and unfair competition under the Lanham Act and California state laws by those companies regarding those patch products.
In March 2021, the Company filed a lawsuit in the Delaware Court of Chancery against Anthony Mack, former President of the Company, and Virpax Pharmaceuticals, Inc., a company now headed by Mr. Mack, alleging, among other things, breach by Mr. Mack of his non-compete agreement with the Company and his fiduciary duties to the Company, and tortious interference by Virpax with that non-compete agreement. Both lawsuits are ongoing.
Operating Leases
The Company leases administrative and research and development facilities under various non-cancelable lease agreements. Facility leases generally provide for periodic rent increases and may include options to extend. As of December 31, 2021, the Company’s leases have remaining lease terms of approximately 2.7 to 2.9 years. The term of the Company’s leases does not include extension options that were not reasonably certain to be exercised from its lease terms, ranging from 3 to 5 years. Many of the Company’s leases are subject to variable lease payments. Variable lease payments are recognized in the period in which the obligation for those payments are incurred, are not included in the measurement of the right-of-use assets or lease liabilities and are immaterial. Additionally, the Company subleases certain properties to third parties. Sublease income is recognized on a straight-line basis and is immaterial.
As the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The Company calculates the associated lease liability and corresponding right-of-use asset upon lease commencement using a discount rate based on a credit-adjusted secured borrowing rate commensurate with the term of the lease. As of December 31, 2021, the Company has no finance leases.
The components of lease expense were as follows (in thousands):
	Year Ended December 31,
	2021	2020	2019
Operating lease cost*	$623	$904	$776

*
Inclusive of variable lease costs, sublease income, and impairment, which were immaterial for the periods presented.

Supplemental quantitative information related to leases includes the following:
	Year Ended December 31,
	2021	2020
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$(654)	$(833)
Weighted average remaining lease term in years – operating leases	2.8	3.8
Weighted average discount rate – operating leases	12.2%	12.2%

Maturities of lease liabilities were as follows (in thousands):
Year Ending December 31,	Amount
2022	$674
2023	694
2024	596
2025	—
2026	—
Total lease payments	1,964
Less imputed interest	(316)
Total lease liabilities as of December 31, 2021	$1,648
Operating lease expense totaled approximately $0.7 million, $1.1 million and $0.8 million for the years ended December 31, 2021, 2020 and 2019, respectively.
12.   Income Taxes
Total loss before income taxes for the years ended December 31, 2021, 2020 and 2019 did not include a foreign component. The components of benefits for income taxes were as follows for the period ended December 31 (in thousands):
	Year Ended December 31,
	2021	2020	2019
Current expense:
Federal	$—	$—	$—
State	5	(53)	2
	5	(53)	2
Deferred
Federal	—	—	—
State	—	—	—
	—	—	$—
Total	$5	$(53)	$2
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.
The components of the Company’s net deferred tax liabilities and related valuation allowance are as follows at December 31 (in thousands):
	December 31,
	2021	2020
Deferred tax assets
Interest expense limitations	$12,205	$8,225
Tax credit carryforwards	1,630	1,623
Net operating loss carryforwards	39,714	31,732
Stock based compensation	3,233	2,037
Operating lease liabilities	404	510
Others	1,753	2,285
Total Deferred Tax Assets	58,939	46,412

	December 31,
	2021	2020
Valuation allowance	(56,643)	(43,514)
Total Deferred Tax Assets	2,296	2,898
Deferred Tax Liabilities:
Amortization of intangibles	(1,975)	(2,486)
Other	(2)	—
Operating lease right-of-use assets	(319)	(412)
Total Deferred Tax Liabilities	$(2,296)	$(2,898)

The Company has evaluated the available evidence supporting the realization of its gross deferred tax assets, including the amount and timing of future taxable income, and has determined that it is more likely than not that the deferred tax assets will not be realized. Due to such uncertainties surrounding the realization of the domestic deferred tax assets, the Company maintains a valuation allowance of $56.6 million and $43.5 million against its deferred tax assets as of December 31, 2021 and 2020, respectively. Realization of the deferred tax assets will be primarily dependent upon the Company’s ability to generate sufficient taxable income prior to the expiration of its net operating losses.
The reconciliation between U.S. federal income taxes at the statutory rate and the Company’s benefit from income taxes are as follows for the year ended December 31:
	Year Ended December 31,
	2021	2020	2019
Statutory Federal Income Tax Rate	21.0%	21.0%	21.0%
State taxes, net of federal tax benefit	2.8%	2.7%	5.0%
Debt discount and interest limitation	(10.1)%	1.7%	0.0%
In-process research and development	0.0%	0.0%	(11.0)%
Return to provision adjustments and carryback	2.7%	(11.2)%	0.0%
Others	(1.6)%	(0.8)%	(0.8)%
Change in valuation allowance	(14.8)%	(13.2)%	(14.2)%
Income Tax Benefit	0.0%	0.2%	0.0%
As of December 31, 2021, the Company had net operating loss carryforwards of approximately $167.5 million for federal and $81.7 million for state income tax purposes, respectively. These may be used to offset future taxable income and will begin to expire in 2034 for state and 2035 for federal, except for $154.8 million of the federal net operating losses that have an indefinite carryforward period.
Internal Revenue Code Section 382 rules apply to limit a corporation’s ability to utilize existing net operating loss and tax credit carryforwards once the corporation experiences an ownership change as defined in Section 382. For the years ended December 31, 2021, 2020, and 2019, there was no impact of such limitations on the Company’s income tax provision.
The Company also has research and development and orphan drug credits of approximately $2.0 million for federal income taxes purposes. The federal credits may be used to offset future income tax and will begin to expire in 2035.
The Company is subject to taxation in the U.S., various state tax jurisdictions and various foreign tax jurisdictions. All of the Company’s tax years will remain open for three year for examination by the Federal and state tax authorities from the date of utilization of the net operating loss. The Company does not have any tax audits pending.
The Company applies the accounting guidance for uncertainty in income taxes pursuant to ASC-740-10. Under ASC 740, the impact of an uncertain income tax position taken on a tax return must be recognized at the largest amount that is cumulatively “more likely than not” to be sustained upon audit by relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.
The unrecognized tax benefits balances as of December 31, 2021, 2020 and 2019 and the related increases and decreases to the balances were immaterial.
The Company’s policy is to recognize interest and penalties related to income tax matters in income tax expense. No interest and penalties have been recognized as of and for the periods ended December 31, 2021, 2020 and 2019.
The Company believes that no material amount of liabilities for uncertain tax positions will expire within 12 months of December 31, 2021.
13.   Related Party Transactions
On March 18, 2019, the Company entered into a merger agreement with Sorrento, Semnur, Merger Sub, and Fortis Advisors LLC. Jaisim Shah, a member of Sorrento’s board of directors, was Semnur’s Chief Executive Officer, a member of its board of directors and a stockholder of Semnur prior to the acquisition transaction. The upfront consideration was comprised of the following: (a) a cash payment of approximately $15.0 million, and (b) $55.0 million of shares of the Company’s common stock (47,039,315 shares issued and 352,972 shares issuable, valued at $1.16 per share) (i.e., the Stock Consideration). Following the issuance of the Stock Consideration, Sorrento was the owner of approximately 58% of the Company’s issued and outstanding capital stock as of December 31, 2019. Following the completion of the Semnur Share Exchange and as of December 31, 2020, Sorrento held approximately 82.3% of the outstanding common stock of the Company.
During the year ended December 31, 2021, 2020 and 2019, the Company purchased approximately $5.7 million, $1.0 million, and $8.4 million, respectively, of inventory from Itochu, a previous minority shareholder of the Company and a Developer in the aforementioned Product Development Agreement. These costs are recorded within cost of revenues and selling, general and administrative expenses in the Company’s statement of operations. As of December 31, 2020, approximately 14.7% of the outstanding capital stock of the Company was held by Itochu. On January 13, 2021, 34,889,868 shares of the Company representing all outstanding capital stock of the Company held by Itochu were acquired by non-related minority shareholders. Thus, Itochu is not a shareholder subsequent to January 13, 2021. On January 29, 2021, Sorrento acquired 34,889,868 shares of the Company, resulting in Sorrento holding approximately 99.97% of the Company.
Semnur is party to an Assignment Agreement, dated August 6, 2013 (the “Assignment Agreement”), with Shah Investor LP (“Shah Investor”). Mahendra Shah, Ph.D., who has served on the Company’s board of directors since March 2019, is the managing partner of Shah Investor. Pursuant to the Assignment Agreement, Shah Investor assigned certain intellectual property to Semnur and Semnur agreed to pay Shah Investor a contingent quarterly royalty in the low-single digits based on quarterly net sales of any pharmaceutical formulations for local delivery of steroids by injection developed using such intellectual property, which would include SP-102. To date, the Company has made no royalty payments pursuant to the Assignment Agreement.
On January 1, 2017, a Transition Services Agreement (“TSA”) was executed between Scilex Pharma and Sorrento. Pursuant to the TSA, Sorrento agreed, at the Company’s request, to provide directly or indirectly certain administrative, financial, legal, tax, insurance, facility, information technology and other services. In addition to the services provided under the TSA, Sorrento retains insurance coverage on behalf of the Company. During the years ended December 31, 2021, 2020, and 2019, the total cost of services and insurance, including an agreed-upon markup, provided to the Company and recognized in general and administrative expenses was $4.0 million, $2.3 million, and $0.9 million, respectively.
On March 18, 2019, the Company entered into a note payable with Sorrento with an initial principal amount of $16.5 million. The note is interest bearing at the lesser of (a) 10% simple interest per annum, and (b) the maximum interest rate permitted under law. Interest is due and payable annually. The note payable is payable upon demand and may be prepaid in whole or in part at any time without penalty or premium. The outstanding principal balance of the note on December 31, 2021 and 2020 was $19.6 million and $13.0 million, respectively, which was recorded under the current related party notes payable in the Company’s consolidated balance sheets. As of December 31, 2021 and 2020, the Company had ending balances resulting from the accrued interest on the note payable of $3.9 million and $2.6 million, respectively, which was recorded under related party payable in the Company’s consolidated balance sheets. The proceeds from the note payable were used to finance the acquisition of Semnur.
On October 5, 2018, Scilex Pharma issued to Sorrento a promissory note in the amount of approximately $21.7 million for certain amounts previously advanced to Scilex Pharma by Sorrento. Scilex Pharma may borrow up to an aggregate of $25.0 million of principal amount under the note payable. The promissory note is interest bearing at the lesser of (a) 10% simple interest per annum, and (b) the maximum interest rate permitted under law. All outstanding principal amounts and accrued interest are due upon maturity on August 31, 2026. On October 22, 2018, Sorrento purchased from the Company 24,117,608 shares of the Company’s common stock in exchange for the repayment of $21.7 million of indebtedness under this promissory note. During 2021 and 2020, Sorrento made advances to Scilex Pharma in the amount of $8.1 million and $10.3 million, respectively, under the promissory note. As of December 31, 2021 and 2020, the Company had ending balances resulting from the accrued interest on the promissory note of $3.1 million and $1.0 million, respectively, which was recorded under related party payable in the Company’s consolidated balance sheets. As of December 31, 2021 and 2020, Scilex Pharma’s outstanding principal balance under the promissory note was $23.5 million and $15.4 million, respectively, which was recorded under the non-current related party note payable in the Company’s consolidated balance sheets.
The Company received $17.3 million and $20.0 million, in February 2021 and April 2021, respectively, from Sorrento to fund the payment of Scilex Pharma Notes in February 2021 and April 2021, totaling $40.0 million, as described in Note 8. The $37.3 million received in February 2021 and April of 2021 is due on demand to Sorrento and was recorded under the related party payables in the Company’s consolidated balance sheets. As of December 31, 2021, related party payables due to Sorrento included $35.7 million to cover working capital requirements, $51.0 million for repurchases of Scilex Pharma Notes, and $6.0 million to pay litigation fees (see Note 11). As of December 31, 2020, related party payables due to Sorrento consisted of $13.0 million to cover working capital requirements and $13.7 million for repurchases of Scilex Pharma Notes.
14.   Loss Per Share
For the years ended December 31, 2021, 2020 and 2019, basic loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted loss per common share is calculated to give effect to all dilutive securities, using the treasury stock method.
The following table sets forth the reconciliation of basic and diluted loss per share for the years ended December 31, 2021, 2020, and 2019 (in thousands except per share data):
	Year Ended December 31,
	2021	2020	2019
Net loss	$(88,424)	$(47,519)	$(178,594)
Denominator for Basic Loss Per Share	197,266	197,315	187,524
Effect of Dilutive Securities	0.0	0.0	0.0
Denominator for Diluted Loss per Share – Adjusted for Dilutive Securities	197,266	197,315	187,524
Basic Loss Per Share	$(0.45)	$(0.24)	$(0.95)
Dilutive Loss Per Share	$(0.45)	$(0.24)	$(0.95)
The stock options that could potentially dilute basic earnings per share in the future were excluded from the computation of diluted net loss per share because the effect would have been anti-dilutive due to the net loss for the years ended December 31, 2021, 2020, and 2019 of 28.2 million, 30.8 million, and 25.4 million, respectively.

15.   Subsequent Events
The following events were identified subsequent to the balance sheet date.
SPAC Transaction
On March 21, 2022, the Company entered into an Agreement and Plan of Merger (“Merger Agreement”) with Vickers Vantage Corp. I (“Vickers”), a SPAC, and Vantage Merger Sub, Inc., a wholly-owned subsidiary of Vickers (“Merger Sub”). Pursuant to the terms of the Merger Agreement, (i) Merger Sub will merge with and into the Company, with the Company surviving the merger (“combined company”) and (ii) become a wholly-owned subsidiary of Vickers (collectively, the “SPAC Transaction”). The Merger is expected to close by the third quarter of 2022, and the Combined Company is expected to be listed on the Nasdaq Global Market under the new ticker symbol “SCLX”. Completion of the SPAC Transaction is subject to the approval of Vickers and Company shareholders and the satisfaction or waiver of certain other closing conditions.
Scilex Pharma Note
Effective February 14, 2022, Scilex Pharma issued to Sorrento a draw notice under the Letter of Credit as required under the terms of the Indenture because actual cumulative net sales of ZTlido from the issue date of the Scilex Pharma Notes through December 31, 2021 were less than a specified sales threshold for such period. As a result of the draw notice being issued, the Company paid to Scilex Pharma $35.0 million in a single lump-sum amount as a subordinated loan. Per the terms of the Amendement No. 3, in February 2022, Scilex Pharma repurchased Scilex Pharma Notes in an aggregate amount equal to $20.0 million at a purchase price in cash equal to 100% of the principal amount. In addition, the draw down of the Letter of Credit triggered a requirement for Scilex Pharma to maintain a minimum cash balance of $10.0 million at all times going forward.
Effective February 15, 2022, in accordance with the Indenture, the principal amount of the Scilex Pharma Notes was increased by $28.0 million as actual cumulative net sales of ZTlido from the issue date of the Scilex Pharma Notes through December 31, 2021 did not equal or exceed a $481.0 million sales threshold for such period.
Sorrento Cash Contribution
On March 30, 2022, Sorrento provided a cash contribution of $23.0 million to the Company.
SP-104 Acquisition from Sorrento
On May 12, 2022, the Company and Sorrento entered into a bill of sale and assignment and assumption agreement (the “Bill of Sale”), pursuant to which Sorrento sold, conveyed, assigned and transferred to Scilex all of its rights, title and interest in and to Sorrento’s Delayed Burst Release Low Dose Naltrexone (DBR-LDN) asset and intellectual property rights, for the treatment of chronic pain, fibromyalgia and chronic post-COVID syndrome (collectively, the “SP-104 Assets”) and the Company is currently analyzing the accounting treatment for the transaction. These assets had previously been acquired by Sorrento from Aardvark Therapeutics, Inc. (“Aardvark”) in April 2021 pursuant to an asset purchase agreement (the “Aardvark Asset Purchase Agreement”). Pursuant to the Bill of Sale, the Company assumed all of Sorrento’s rights, liabilities and obligations under the Aardvark Asset Purchase Agreement (the “SP-104 Acquisition”).
As consideration for the SP-104 Acquisition, the Company issued a promissory note in the aggregate principal amount of $5.0 million to Sorrento (the “2022 Promissory Note”). The 2022 Promissory Note matures seven years from the date of issuance and bears interest at the rate equal to the lesser of (a) 2.66% simple interest per annum and (b) the maximum interest rate permitted under law. The 2022 Promissory Note is payable in cash, shares of the Company common stock (any shares so issued, the ‘‘Consideration Shares”) or any combination thereof, at the Company’s sole discretion, and may be prepaid in whole or in part at any time without penalty. The Company also agreed to file with the SEC, a resale registration statement, relating to the resale by Sorrento of any Consideration Shares that may be issued to Sorrento, within 60 days of the issuance of such Consideration Shares.

As the successor to the Aardvark Asset Purchase Agreement, the Company is obligated to pay Aardvark (i) $3,000,000, upon initial approval by the FDA of a new drug application for the LDN Formulation (as defined in the Aardvark Asset Purchase Agreement) (which amount may be paid in shares of the Company’s common stock or cash, in the Company’s sole discretion) (the “Development Milestone Payment”) and (ii) $20,000,000, in cash, upon achievement of certain net sales by the Company of a commercial product that uses the LDN Formulation (the “Commercial Product”). The Company will also pay Aardvark certain royalties in the single digits based on percentages of annual net sales by the Company of a commercial product that uses the LDN Formulation. The royalty percentage is subject to reduction in certain circumstances. Royalties are due for so long as Commercial Product is covered by a valid patent in the country of sale or for ten years following the first commercial sale of the Commercial Product, whichever is longer.
In connection with its acquisition of the SP-104 Assets, the Company has agreed that if it issues any shares of the Company’s common stock in respect of the Development Milestone Payment, the Company will prepare and file one or more registration statements with the SEC for the purpose of registering for resale such shares and is required to file such registration statement with the SEC within 60 days following the date on which any such shares are issued.
Tien-Li Lee, MD, a member of the board of directors of the Company, is the founder, chief executive officer and a member of the board of directors of Aardvark.

SCILEX HOLDING COMPANY
CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2022 AND DECEMBER 31, 2021
(In thousands, except for par value and share amounts; unaudited)
	March 31, 2022	December 31, 2021
ASSETS
Current assets:
Cash and cash equivalents	$33,567	$4,338
Accounts receivable, net	15,412	14,268
Inventory	1,940	2,562
Prepaid expenses and other	5,159	1,835
Total current assets:	56,078	23,003
Property and equipment, net	796	805
Operating lease right-of-use asset	1,204	1,303
Intangibles, net	37,868	38,802
Goodwill	13,481	13,481
Long-term deposit	538	538
Total assets	$109,965	$77,932
LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$4,817	$4,284
Accrued payroll	4,138	3,733
Accrued expenses	13,058	10,621
Current portion of debt	9,438	37,950
Related party payable	97,939	92,724
Related party note payable	47,108	19,608
Current portion of operating lease liabilities	520	500
Total current liabilities:	177,018	169,420
Long-term debt, net of discount	76,802	72,037
Related party note payable	58,503	23,503
Derivative liabilities	28,200	35,700
Operating lease liabilities	1,010	1,148
Total liabilities	$341,533	$301,808
Commitments and contingencies (See Note 9)
Stockholders’ Deficit:
Preferred stock, $0.0001 par value, 20,000,000 shares authorized; none issued or outstanding at March 31, 2022 and December 31, 2021	—	—
Common stock, $0.0001 par value, 350,000,000 shares authorized; 197,566,338 and 197,266,338 shares issued and outstanding at March 31,2022 and December 31, 2021, respectively	20	20
Additional paid-in capital	130,105	128,654
Accumulated deficit	(361,693)	(352,550)
Total stockholders’ deficit	(231,568)	(223,876)
Total liabilities and stockholders’ deficit	$109,965	$77,932
See accompanying notes to unaudited consolidated financial statements

SCILEX HOLDING COMPANY
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021
(In thousands, except for net loss per share amounts; unaudited)
	Three Months Ended March 31,
	2022	2021
Net revenue	$6,812	$5,517
Operating costs and expenses:
Cost of revenue	1,144	852
Research and development	2,631	2,719
Selling, general and administrative	10,908	12,341
Intangible amortization	935	935
Total operating costs and expenses	15,618	16,847
Loss from operations	(8,806)	(11,330)
Other (income) expense:
Gain on derivative liability	(7,500)	(2,200)
Loss on debt extinguishment, net	4,799	7,070
Interest expense	3,031	2,862
Loss on foreign currency exchange	4	2
Total other expense	334	7,734
Loss before income taxes	(9,140)	(19,064)
Income tax expense	3	5
Net loss	$(9,143)	$(19,069)
Net loss per share – basic and diluted	$(0.05)	$(0.10)
Weighted average number of shares during the period – basic and diluted	197,516	197,266
See accompanying notes to unaudited consolidated financial statements

SCILEX HOLDING COMPANY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT
FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021
(In thousands; unaudited)
	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount
Balance, December 31, 2021	197,266	$20	$128,654	$(352,550)	$(223,876)
Stock options exercised	300	—	96	—	96
Stock-based compensation	—	—	1,355	—	1,355
Net loss	—	—	—	(9,143)	(9,143)
Balance, March 31, 2022	197,566	$20	$130,105	$(361,693)	$(231,568)
	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount
Balance, December 31, 2020	197,266	$20	$122,423	$(264,126)	$(141,683)
Stock based compensation	—	—	1,427	—	1,427
Adjustment to shares issued in Semnur Acquisition	—	—	409	—	409
Net loss	—	—	—	(19,069)	(19,069)
Balance, March 31, 2021	197,266	$20	$124,259	$(283,195)	$(158,916)
See accompanying notes to unaudited consolidated financial statements

SCILEX HOLDING COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021
(In thousands; Unaudited)
	Three Months Ended March 31,
	2022	2021
Operating activities
Net loss	$(9,143)	$(19,069)
Adjustments to reconcile net loss to net cash used for operating activities:
Depreciation and amortization	944	945
Amortization of debt issuance costs and debt discount	1,852	2,099
Payment on the Scilex Pharma Notes attributed to accreted interest related to the debt discount	(6,368)	(4,857)
Loss on debt extinguishment, net	4,799	7,070
Non-cash operating lease cost	99	89
Stock-based compensation	1,355	1,427
Gain on derivative liability	(7,500)	(2,200)
Changes in operating assets and liabilities:
Accounts receivables, net	(1,144)	1,206
Inventory	622	552
Prepaid expenses and other	(3,324)	107
Accounts payable	533	930
Accrued payroll	405	(259)
Accrued expenses	2,436	2,938
Other liabilities	(12)	(13)
Related party payable	3,715	4,938
Net cash used for operating activities	(10,731)	(4,097)
Financing activities
Repayment of principal on the Scilex Pharma Notes	(15,217)	(16,410)
Repayment on other loans	(18,788)	(12,499)
Proceeds from other loans	9,869	11,686
Proceeds from stock options exercised	96	—
Proceeds from related party payable	1,500	18,800
Proceeds from related party note payable	62,500	8,100
Net cash provided by financing activities	39,960	9,677
Net change in cash and cash equivalents	29,229	5,580
Cash and cash equivalents at beginning of period	4,338	4,839
Cash and cash equivalents at end of period	$33,567	$10,419
Supplemental disclosures of non-cash investing and financing activities
Non-cash consideration in Semnur acquisition	$—	$409
See accompanying notes to unaudited consolidated financial statements

SCILEX HOLDING COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
1.
Nature of Operations and Basis of Presentation

Organization and Principal Activities
Scilex Holding Company (“Scilex Holding” and together with its wholly owned subsidiaries, the “Company”) was incorporated in Delaware in February 2019 and is a majority-owned subsidiary of Sorrento Therapeutics, Inc. (“Sorrento”). The Company is a commercial biopharmaceutical company focused on developing and commercializing non-opioid therapies for patients with acute and chronic pain. The Company launched its first commercial product in October 2018, ZTlido (lidocaine topical system) 1.8% (“ZTlido”), a prescription lidocaine topical system that is designed with novel technology to address the limitations of current prescription lidocaine therapies by providing significantly improved adhesion and continuous pain relief throughout the 12-hour administration period. The Company is currently developing two product candidates, SP-102 (10 mg, dexamethasone sodium phosphate viscous gel), a Phase 3, novel, viscous gel formulation of a widely used corticosteroid for epidural injections to treat lumbosacral radicular pain, or sciatica (“SP-102”), and SP-103 (lidocaine topical system) 5.4% (“SP-103”), for the treatment of acute low back pain.
On March 18, 2019, the Company entered into a Contribution and Loan Agreement with Sorrento and the holders of the outstanding shares of capital stock of Scilex Pharmaceuticals Inc. (“Scilex Pharma”) pursuant to which the Company acquired 100% of the outstanding shares of capital stock of Scilex Pharma in exchange for shares of the Company’s common stock (the “Contribution”), which was accounted for as a reorganization of entities under common control. Pursuant to the Contribution and Loan Agreement, Sorrento provided the Company with a loan with an initial principal amount of $16.5 million in the form of a note payable, which was used by the Company to fund the acquisition of Semnur Pharmaceuticals, Inc. (“Semnur”). Concurrently therewith, the Company entered into an Agreement and Plan of Merger with Semnur, Sigma Merger Sub, Inc., the Company’s prior wholly-owned subsidiary (“Merger Sub”), Fortis Advisors LLC, solely as representative of the holders of Semnur equity (the “Semnur Equityholders’ Representative”), and Sorrento, for limited purposes (the “Merger Agreement”), which was accounted for as an asset acquisition. Pursuant to the Merger Agreement, Merger Sub merged with and into Semnur (the “Merger”), with Semnur surviving as the Company’s wholly-owned subsidiary. As a result of the Contribution and the Merger, Scilex Pharma and Semnur became wholly-owned subsidiaries of the Company. Upon completion of the Contribution and the Merger, the historical consolidated financial statements of Scilex Pharma became the historical consolidated financial statements of Scilex Holding.
Since inception, the Company had devoted substantially all of its efforts to the product development of SP-102 and SP-103 and the commercialization of ZTlido.
Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include all adjustments necessary for the fair presentation of the Company’s financial position for the periods presented.
The accompanying consolidated financial statements include the accounts of the Company’s subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.
These consolidated financial statements should be read in conjunction with the consolidated financial statements for the fiscal year ended December 31, 2021. Operating results for quarter periods are not expected to be indicative of operating results for the Company’s 2022 fiscal year, or any subsequent period.
Use of Estimates
The preparation of these consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these consolidated financial statements and the reported amounts of expenses during the reporting period. Management believes that these estimates are reasonable; however, actual results may differ from these estimates.
Significant Accounting Policies
During the three months ended March 31, 2022, there have been no changes to the Company`s significant accounting policies as described in the notes to the annual consolidated financial statements for the fiscal year ended December 31, 2021.
Segments
Operating segments are identified as components of an entity where separate discrete financial information is available for evaluation by the chief operating decision maker in making decisions on how to allocate resources and assesses performance. The Company has determined that its chief operating decision maker is its Chief Executive Officer, as he is responsible for making decisions regarding the allocation of resources and assessing performance as well as for strategic operational decisions. The Company is engaged primarily in the development of non-opioid products focused on pain management based on its platform technologies and all sales are based in the United States. Accordingly, the Company has determined that it operates its business as a single reportable segment.
2.
Liquidity and Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. Management has assessed the Company’s ability to continue as a going concern at least one year after the date the financial statements are issued.
As of March 31, 2022, the Company’s negative working capital was $120.9 million, including cash and cash equivalents of approximately $33.6 million. During the three months ended March 31, 2022, the Company had operating losses of $8.8 million and cash flows used for operations of $10.7 million. The Company had an accumulated deficit of approximately $361.7 million as of March 31, 2022.
In September 2018, Scilex Pharma issued $224.0 million of the Scilex Pharma Notes (see Note 6) for a purchase price of $140.0 million. Pursuant to the Indenture, as amended (see Note 6), Scilex Pharma is required to maintain a minimum unrestricted cash balance of $4.0 million at the end of each month.
In December 2020, Scilex Pharma repurchased an aggregate of $65.0 million of the Scilex Pharma Notes (see Note 6) and amended the terms of the Scilex Pharma Notes to release $45.0 million in restricted funds for the purpose of consummating the repurchase of an aggregate of $45.0 million of principal amount. In February 2021 and April 2021, Scilex Pharma effected specified principal repurchases totaling $40.0 million of the principal amount of the Scilex Pharma Notes. On December 31, 2021, Scilex Pharma triggered a cumulative sales-related contingency that triggered an increase in the principal amount of the Scilex Pharma Notes by $28.0 million. In February 2022, Scilex Pharma drew down on the irrevocable standby letter of credit (as amended, the “Letter of Credit”) (see Note 6) with Sorrento, which also triggered Scilex Pharma’s obligation to repurchase $20.0 million of the outstanding principal amount of the Scilex Pharma Notes and to maintain a minimum unrestricted cash balance of $10.0 million.
On March 18, 2019, the Company acquired Semnur and the acquisition was accounted for as an asset acquisition (See Note 3). The Company anticipates the cash needed for the development of Semnur’s primary product candidate in development, SP-102, as well in the development of SP-103, will be in excess of the Company’s cash available within one year after the date these consolidated financial statements are issued. Semnur has no historical revenue and the Company will be responsible for funding all development and commercialization efforts and capital funding needs possibly through private or public equity or debt financings, strategic collaborations or other arrangements.
The Company has plans to obtain additional resources to fund its currently planned operations and expenditures for at least twelve months from the issuance of these consolidated financial statements through a combination of equity offerings, debt financings, collaborations, government contracts or other strategic transactions. The Company’s plans are also dependent upon the success of future sales of ZTlido, which is still in the early stages of commercialization, and are dependent upon, among other things, the success of the Company’s marketing of ZTlido. Should the Company’s sales of ZTlido not materialize at the expected rate contemplated in the Company’s business plan, due to the COVID-19 pandemic or other factors, the Company believes that there are a number of ongoing and potential actions that would maintain its projected cash and projected financial position including but not limited to, additional reductions in general and administrative costs, sales and marketing costs, suspension or winding down of clinical development programs for SP-102 and SP-103, and other discretionary costs. Although the Company believes such plans, if executed, should provide the Company with financing to meet its needs, successful completion of such plans is dependent on factors outside the Company’s control. As such, management cannot conclude that such plans will be effectively implemented within one year after the date that these consolidated financial statements are issued. As a result, management has concluded that the aforementioned conditions, among other things, raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date the financial statements are issued.
3.
Semnur Acquisition

On March 18, 2019, the Company completed the Merger. At the closing of the Merger, the Company issued to the holders of Semnur’s capital stock and options to purchase Semnur’s common stock, upfront consideration with a value of $70.0 million. The upfront consideration was comprised of the following: (a) a cash payment of approximately $15.0 million, and (b) $55.0 million of shares of the Company’s common stock (47,039,315 shares issued and 352,972 shares issuable, valued at $1.16 per share) (the “Stock Consideration”). Following the issuance of the Stock Consideration, Sorrento ownership in the Company diluted to approximately 58% of the Company’s issued and outstanding capital stock.
Pursuant to the Merger Agreement, and upon the terms and subject to the conditions contained therein, the Company also agreed to pay the holders of Semnur equity (the “Semnur Equityholders”) up to $280.0 million in aggregate contingent cash consideration based on the achievement of certain milestones, comprised of a $40.0 million payment that will be due upon obtaining the first approval of a New Drug Application (“NDA”) of a Semnur product by the U.S. Food and Drug Administration (the “FDA”) and additional payments that will be due upon the achievement of certain amounts of net sales of Semnur products, as follows: (1) a $20.0 million payment upon the achievement of $100.0 million in cumulative net sales of a Semnur product, (2) a $20.0 million payment upon the achievement of $250.0 million in cumulative net sales of a Semnur product, (3) a $50.0 million payment upon the achievement of $500.0 million in cumulative net sales of a Semnur product, and (4) a $150.0 million payment upon the achievement of $750.0 million in cumulative net sales of a Semnur product.
On August 7, 2019, the Company entered into an amendment to the Merger Agreement to provide that, following the consummation of the Company’s first bona fide equity financing with one or more third-party financing sources on an arms’ length basis with gross proceeds to the Company of at least $40.0 million, certain of the former Semnur optionholders will be paid cash in lieu of: (1) the 352,972 shares of the Company’s common stock otherwise issuable to such former Semnur optionholders pursuant to the Merger Agreement, and (2) any shares that would otherwise be issued to such former Semnur optionholders upon release of shares held in escrow pursuant to the Merger Agreement, with such shares in each case valued at $1.16 per share. The amendment resulted in a reclassification of $0.4 million from additional paid-in capital to accrued liabilities.
In March 2019, the Semnur Equityholders that received the Stock Consideration were required to sign an Exchange and Registration Rights Agreement with the Company (the “Exchange Agreement”).Pursuant to the Exchange Agreement, and upon the terms and subject to the conditions contained therein, if within 18 months following the closing of the Merger, 100% of the outstanding equity of the Company has not been acquired by a third party or the Company has not entered into a definitive agreement with respect to, or otherwise consummated, a firmly underwritten offering of the Company capital stock on a major stock exchange that meets certain requirements, then holders of the Stock Consideration may collectively elect to exchange, during the 60-day period commencing the date that is the 18 month anniversary of the Closing (the “Share Exchange”), the Stock Consideration for shares of Sorrento’s common stock with a value of $55.0 million based on a price per share of Sorrento’s common stock equal to the greater of (a) the 30-day trailing volume weighted average price of one share of Sorrento’s common stock as reported on The Nasdaq Stock Market LLC as of the consummation of the Share Exchange and (b) $5.55 (subject to adjustment for any stock dividend, stock split, stock combination, reclassification or similar transaction) (the “Exchange Price”). Pursuant to an amendment to the Exchange Agreement entered into by Sorrento on September 28, 2020, on October 9, 2020, Sorrento paid $55.0 million in cash to the Semnur Equityholders in lieu of issuing $55.0 million of shares of Sorrento’s common stock at the Exchange Price. Following the completion of the Share Exchange and as of December 31, 2020, Sorrento held approximately 82.3% of the outstanding common stock of the Company. On January 29, 2021, Sorrento acquired additional shares of the Company, resulting in Sorrento holding approximately 99.97% of the outstanding common stock of the Company.
The transaction was accounted for as an asset acquisition since substantially all the value of the gross assets was concentrated in the single asset, SP-102. As a result, approximately $75.3 million was expensed as a component of acquired in-process research and development during the year ended December 31, 2019.
No contingent consideration was recorded as of March 31, 2022 and December 31, 2021 since the related regulatory approval milestones are not deemed probable until they actually occur.
4.
Fair Value Measurements

The following table presents the Company’s financial assets and liabilities that are measured at fair value (in thousands):
	Fair value measurements at March 31, 2022
	Balance	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Cash and cash equivalents	$33,567	$33,567	$—	$—
Total assets measured at fair value	$33,567	$33,567	$—	$—
Liabilities
Derivative liabilities	$28,200	$—	$—	$28,200
Total liabilities measured at fair value	$28,200	$—	$—	$28,200
	Fair value measurements at December 31, 2021
	Balance	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Cash and cash equivalents	$4,338	$4,338	$—	$—
Total assets measured at fair value	$4,338	$4,338	$—	$—
Liabilities
Derivative liabilities	$35,700	$—	$—	$35,700
Total liabilities measured at fair value	$35,700	$—	$—	$35,700
The Company’s financial assets carried at fair value are comprised of cash and cash equivalents. Cash and cash equivalents consist of money market accounts and bank deposits which are highly liquid and readily tradable. These assets are valued using inputs observable in active markets for identical securities.
Derivative liabilities
The Company recorded a gain of $7.5 million and $2.2 million on derivative liabilities for the three months ended March 31, 2022 and 2021, respectively, which was attributed to compound derivative liabilities associated with the Scilex Pharma Notes (see Note 6). The fair value of the derivative liabilities associated with the Scilex Pharma Notes was estimated using the discounted cash flow method combined with a Monte Carlo simulation model. Significant Level 3 assumptions used in the measurement included a 6.5% risk adjusted net sales forecast and an effective debt yield of 16.3%.
The following table includes a summary of the derivative liabilities measured at fair value using significant unobservable inputs (Level 3) during the three months ended March 31, 2022:
Fair value
Balance at December 31, 2021	$35,700
Additions	—
Re-measurement of fair value	(7,500)
Balance at March 31, 2022	$28,200

5.
Goodwill and Intangible Assets

As of March 31, 2022 and December 31, 2021, the Company had recorded goodwill of $13.5 million. The Company performed a qualitative test for goodwill impairment during the fourth quarter of 2021. Based upon the results of the qualitative testing, the Company concluded that it is more-likely-than-not that the fair value of the Company’s goodwill was in excess of the carrying value and therefore performing the first step of the two-step impairment test was unnecessary. No goodwill impairment was recognized for the three months ended March 31, 2022 and 2021.
The Company’s intangible assets, excluding goodwill, are composed of patent rights, acquired technology and assembled workforce. Amortization of the intangible assets that have finite useful lives is generally recorded on a straight-line basis over their useful lives. A summary of the Company’s identifiable intangible assets as of March 31, 2022 and December 31, 2021 is as follows (in thousands):
	March 31, 2022
	Gross carrying amount	Accumulated amortization	Intangibles, net
Patent rights	$32,630	$11,783	$20,847
Acquired technology	21,940	5,119	16,821
Assembled Workforce	500	300	200
Total intangible assets	$55,070	$17,202	$37,868
	December 31, 2021
	Gross carrying amount	Accumulated amortization	Intangibles, net
Patent rights	$32,630	$11,239	$21,391
Acquired technology	21,940	4,754	17,186
Assembled Workforce	500	275	225
Total intangible assets	$55,070	$16,268	$38,802
As of March 31, 2022, the weighted average remaining life for identifiable intangible assets is 10.4 years. Aggregate amortization expense was $0.9 million for each of the three months ended March 31, 2022 and 2021. Patent rights and acquired technology are amortized over a 15-year period. Assembled workforce is amortized over a 5-year period.

Estimated future amortization expense related to intangible assets at March 31, 2022 is as follows (in thousands):
Year Ending December 31,	Amount
2022 (Remaining nine months)	$2,803
2023	3,738
2024	3,663
2025	3,638
2026	3,638
Thereafter	20,388
Total	$37,868

6.
Debt

2018 Purchase Agreements and Indenture
On September 7, 2018, Scilex Pharma and Sorrento entered into Purchase Agreements (the “2018 Purchase Agreements”) with certain investors (collectively, the “Scilex Pharma Note Purchasers”). Pursuant to the 2018 Purchase Agreements, on September 7, 2018, Scilex Pharma, among other things, issued and sold to the Scilex Pharma Note Purchasers senior secured notes due 2026 in an aggregate principal amount of $224.0 million (the “Scilex Pharma Notes”) for an aggregate purchase price of $140.0 million (the “Offering”). The Scilex Pharma Notes are governed by an indenture (as amended, the “Indenture”) with Scilex Pharma, as issuer, U.S. Bank National Association, a national banking association, as trustee (the “Trustee”) and collateral agent (the “Collateral Agent”), and Sorrento, as guarantor. Pursuant to the Indenture, Sorrento agreed to irrevocably and unconditionally guarantee, on a senior unsecured basis, the punctual performance and payment when due of all obligations of Scilex Pharma under the Indenture (the “Guarantee”).
Actual cumulative net sales of ZTlido from the issue date of the Scilex Pharma Notes through December 31, 2021 did not equal or exceed $481.0 million, which resulted in a $28.0 million increase in the principal amount of the Scilex Pharma Notes, effective February 15, 2022. As a result, the Company recorded the increase of $28.0 million in principal and non-operating expense at December 31, 2021.
Effective February 14, 2022, Scilex Pharma issued to Sorrento a draw notice under the Letter of Credit as required under the terms of the Indenture because actual cumulative net sales of ZTlido from the issue date of the Scilex Pharma Notes through December 31, 2021 were less than a specified sales threshold for such period. As a result of the draw notice being issued, Sorrento paid to Scilex Pharma $35.0 million in a single lump-sum amount as a subordinated loan and Scilex Pharma became subject to a minimum cash requirement of $10.0 million. In February 2022, Scilex Pharma repurchased Scilex Pharma Notes from the holders thereof on a pro rata basis in an aggregate amount equal to $20.0 million.
Borrowings related to the Scilex Pharma Notes are as follows (in thousands):
	March 31, 2022	December 31, 2021
Principal	$112,414	$133,997
Unamortized debt discount	(24,396)	(30,597)
Unamortized debt issuance costs	(1,778)	(2,228)
Carrying value	86,240	101,172
Current portion	(9,438)	(29,135)
Long term portion	76,802	72,037
Estimated fair value	$102,900	$115,400
Future minimum payments under the Scilex Pharma Notes, based on a percentage of projected net sales of ZTlido are estimated as follows (in thousands):

Year Ending December 31,
2022 (Remaining nine months)	$6,680
2023	12,005
2024	13,637
2025	14,746
2026	65,346
Total minimum future payments	$112,414
The Company made principal payments of $21.6 million and $21.3 million during the three months ended March 31, 2022 and 2021, respectively. The imputed effective interest rate at March 31, 2022 and December 31, 2021 was 8.0% and 7.7%, respectively. The amount of debt discount and debt issuance costs included in interest expense for the three months ended March 31, 2022 and 2021 was approximately $1.9 million and $2.1 million, respectively.
The Company identified a number of embedded derivatives that require bifurcation from the Scilex Pharma Notes and separate accounting in the consolidated financial statements as derivative liabilities. Certain of these embedded features included default interest provisions, contingent rate increases, contingent put options, optional and automatic acceleration provisions and indemnified taxes. The Company recorded this derivative within its consolidated financial statements (See Note 4). The Company re-evaluates this assessment each reporting period.
The Scilex Pharma Notes also provide that, upon the occurrence of an event of default, the holders of at least 25% in principal amount of the outstanding Scilex Pharma Notes may, by written notice to Scilex Pharma, declare all of the outstanding principal and premium under such Scilex Pharma Notes immediately due and payable. For purposes of the Scilex Pharma Notes, an event of default includes, among other things, (i) Scilex Pharma’s failure to pay outstanding material indebtedness, including the Scilex Pharma Notes, when due (ii) Scilex Pharma’s breach of its representations and warranties or failure to comply with its covenants and obligations under the Scilex Pharma Notes or (iii) the occurrence of certain insolvency or bankruptcy events (both voluntary and involuntary) involving Scilex Pharma. The Company was in compliance with event of default clauses as of March 31, 2022.
Related Party Notes Payable
On October 5, 2018, Scilex Pharma issued to Sorrento a promissory note (see Note 11). On March 18, 2019, the Company entered into a note payable with Sorrento (see Note 11). On February 14, 2022, Sorrento paid to Scilex Pharma $35.0 million in a single lump-sum amount as a subordinated loan (see Note 11).
2020 Revolving Credit Facility
On December 14, 2020, Scilex Pharma entered into the Credit and Security Agreement (the “Credit Agreement”) with CNH Finance Fund I, L.P. (“CNH”) which provides Scilex Pharma with the ability to incur indebtedness under an accounts receivable revolving loan facility in an aggregate amount of $10.0 million and the incurrence of liens and the pledge of collateral to CNH in connection with the revolving loan facility. Under the terms of the Credit Agreement, interest will accrue daily on the principal amount outstanding at a rate per annum equal to the Wall Street Journal Prime Rate plus 1.75%. All indebtedness incurred and outstanding will be due and payable in full on January 1, 2024; unless the Credit Agreement is earlier terminated. As of December 31, 2021, the outstanding balance was $8.8 million. On February 16, 2022, the Company notified CNH that it was terminating the Credit Agreement, effective March 18, 2022. Upon termination, all principal balances and interest accrued were settled.

7.
Stockholder’s Equity

The total number of authorized shares of preferred stock of the Company is 20,000,000, of which no shares were issued and outstanding at March 31, 2022 and December 31, 2021. The total number of authorized shares of common stock of the Company is 350,000,000, of which 197,566,338 and 197,266,338 shares were issued and outstanding at March 31, 2022 and December 31, 2021, respectively.

8.
Stock Incentive and Employee Benefit Plans

2017 Equity Incentive Plan
In June 2017, Scilex Pharma adopted the Scilex Pharmaceuticals Inc. 2017 Equity Incentive Plan (the “Scilex Pharma 2017 Plan”). The Scilex Pharma 2017 Plan reserved 24.0 million shares of Scilex Pharma common stock. Stock options granted under the Scilex Pharma 2017 Plan typically vest 1/4th of the shares on the first anniversary of the vesting commencement date and 1/48th of the remaining options vest each month thereafter. The Scilex Pharma 2017 Plan was amended and restated on July 5, 2018.
Upon the closing of the Merger, the Scilex Pharma 2017 Plan was terminated, and each option to purchase Scilex Pharma’s common stock outstanding and unexercised immediately prior to the closing of the Merger was cancelled and substituted for that number of options to acquire common stock of Scilex Holding.
Scilex Holding Company 2019 Stock Option Plan
The board of directors of the Company adopted the Scilex Holding Company 2019 Stock Option Plan (the “2019 Stock Option Plan”) on May 28, 2019. The 2019 Stock Option Plan was approved by the Company’s stockholders on June 7, 2019. As of December 31, 2019, 30.0 million shares of common stock of the Company were reserved for issuance pursuant to the 2019 Stock Option Plan. On December 21, 2020, the board of directors approved an amendment to the 2019 Stock Option Plan to reserve an additional 15.0 million shares of common stock for issuance under the 2019 Stock Option Plan. As of December 31, 2020, 45.0 million shares of common stock of the Company were reserved for issuance pursuant to the 2019 Stock Option Plan. Stock options granted under the 2019 Stock Option Plan typically vest with respect to 1/4th of the shares on the first anniversary of the vesting commencement date and 1/48th of the remaining shares on each monthly anniversary thereafter.
As of March 31, 2022, options to purchase 27,287,988 shares of the common stock of Scilex Holding were outstanding, which is comprised of options to purchase 26,170,176 shares of common stock that were outstanding under the 2019 Stock Option Plan and options to purchase 1,117,812 shares of common stock that were outstanding pursuant to options previously granted under the Scilex Pharma 2017 Plan. As of March 31, 2022, 18,829,824 shares of the Company’s common stock were reserved for awards available for future issuance under the 2019 Stock Option Plan.
Total stock-based compensation recorded within operating expenses was $1.4 million and $1.4 million for the three months ended March 31, 2022 and 2021, respectively.
The total unrecognized compensation costs related to unvested employee and non-employee stock option grants as of March 31, 2022 was $7.0 million and the weighted average period over which these grants are expected to vest is 1.6 years.
Employee Benefit Plan
The Company maintains a defined contribution 401(k) plan available to eligible employees, which is administered by Sorrento. Employee contributions are voluntary and are determined on an individual basis, limited to the maximum amount allowable under federal tax regulations. The Company made matching contributions to the 401(k) plan totaling $0.1 million for each of the three months ended March 31, 2022 and 2021.

9.
Commitments and Contingencies

Product Development Agreement
In February 2013, Scilex Pharma became a party to a product development agreement (as amended, the “Product Development Agreement”) with two parties (the “Developers”), one of which is ITOCHU CHEMICAL FRONTIER Corporation (“Itochu”), pursuant to which the Developers will manufacture and supply lidocaine tape products, including ZTlido and SP-103 (the “Products”), for Scilex Pharma. The Developers initially developed, and have intellectual property rights relating to, the Products. Pursuant to the Product Development Agreement, Scilex Pharma acquired an exclusive right to develop and commercialize the Products worldwide except for Japan. The Developers are responsible for sourcing and supplying lidocaine for development and commercialization purposes.
Pursuant to the Product Development Agreement, Scilex Pharma is required to make aggregate royalty payments between 25% and 35% to the Developers based on net profits. Through March 31, 2022, the Company made no aggregate royalty payments. Net profits are defined as net sales, less cost of goods and marketing expenses. Net sales are defined as total gross sales of any Product, less all applicable deductions, to the extent accrued, paid or allowed in the ordinary course of business with respect to the sale of such Product, and to the extent that they are in accordance with U.S. GAAP. If Scilex Pharma were to sublicense the licensed technologies, the Developers will receive the same proportion of any sublicensing fees received therefrom. The Product Development Agreement will continue in full force and effect until October 2, 2028, the date that is ten years from the date of the first commercial sale of ZTlido. The Product Development Agreement will renew automatically for subsequent successive one-year renewal periods unless Scilex Pharma or the Developers terminate it upon 6-month written notice. In addition, Scilex Pharma or the Developers may terminate the Product Development Agreement if (1) the other party is in material breach of the agreement and the breach is not curable, or if the breach is curable and the breaching party has not cured such material breach within 180 days after notice requesting to cure; (2) the FDA determines that the formulation of the Products would not be eligible for FDA approval in the absence of efficacy studies, and the Developers are unable to address the efficacy study requirements despite good faith efforts; (3) the market conditions are such that (a) commencing with the quarter ending March 31, 2023, Scilex Pharma’s total net profits of the Products are equal to or less than 5% of Scilex Pharma’s net sales of the Products for a period of four or more consecutive quarters, or (b) the Products’ economic viability is affected by documented external circumstances deemed detrimental to all parties as agreed to by Scilex Pharma and the Developers, and the parties are unable to resolve the economic viability concerns under the foregoing clauses (a) and (b) after 30 days of good-faith discussion; (4) the parties fail to reach mutual agreement as to who will conduct the clinical studies and how the costs will be allocated; or (5) Scilex Pharma or either one of the Developers are bankrupt or make assignment for the benefit of creditors. Up to the date the financial statements were issued, Scilex’s net profits for ZTlido and SP-103 have not exceeded five percent of net sales. Accordingly, Oishi and Itochu have the right to terminate the Product Development Agreement and Commercial Supply Agreement. As of the date of this proxy statement/prospectus, neither Oishi nor Itochu has exercised its right of termination. Additionally, Scilex Pharma may terminate the Product Development Agreement if (i) any of the pivotal human clinical trials for any of the Products fail, or (ii) the FDA issues a “Refusal to File” for any of the Products’ regulatory approval application and, after reasonable consultation with the Developers, Scilex Pharma believes that it is commercially unreasonable to re-file. The Developers may terminate the Product Development Agreement if Scilex Pharma fails to file for regulatory approval for any of the Products within three months of the date on which all required components of the regulatory approval application are received by Scilex Pharma.
On February 16, 2017, Scilex Pharma entered into a Commercial Supply Agreement (as amended, the “Supply Agreement”) with the two Developers to provide commercial supply of ZTlido and SP-103 to Scilex Pharma. The Supply Agreement contains standard terms regarding term, termination, payment, product quality and supply. In addition, the agreement provides additional terms regarding the calculation and amount of marketing expenses that may be deducted from net sales for purposes of determining the amount of net profit under the Product Development Agreement.
Exclusive Distribution Agreement
In August 2015, Scilex Pharma entered into an Exclusive Distribution Agreement (the “Distribution Agreement”) to appoint an exclusive third-party logistics distribution provider (the “Distributor”) as an authorized distributor of record of ZTlido in the United States, its territories, possessions and commonwealths for an agreed schedule of fees, subject to a 3% annual adjustment. The Distribution Agreement has an initial term of three years following the first shipment of FDA-approved ZTlido to a commercial customer and shall automatically renew for additional terms of one year each, unless written notice of termination is given by either party at least 30 days prior to the end of the initial term or any renewal term. In the event of ZTlido recalls, Scilex Pharma is solely responsible for all ZTlido recalls, except in the event where the recalls arise from the Distributor’s negligence or willful misconduct.  Pursuant to the Distribution Agreement,

Scilex Pharma will be responsible for delivery of ZTlido to and from the Distributor’s facility, including all costs, expenses and risk of loss associated with such delivery. The Company amended the Distribution Agreement on September 19, 2018 to sell certain specified quantities of ZTlido to the Distributor (“Title Model Addendum”). Under the Title Model Addendum, ZTlido was sold, and title was transferred, to the Distributor for distribution and sale to wholesalers. A title fee of between 1% and 2% charged by the Distributor was recorded as a gross-to-net sales adjustment. On February 2, 2022, Scilex Pharma provided the Distributor a 60-day notice to terminate the Title Model Addendum. Upon termination of this arrangement, Scilex Pharma will directly sell and transfer title to wholesalers.
Sales Operations Services
In January 2016, Scilex Pharma entered into a project agreement with a vendor to provide sales operations services and detailing services, which was subsequently superseded by a new project agreement entered into in September 2018 (the “Project Agreement”). In connection with the detailing services, the Project Agreement provides that the vendor will provide Scilex Pharma with full-time sales representatives who shall detail the Product by making calls pursuant to a call plan on targets. These sales representatives are to be managed by field talent managers and a national project director, each of whom will also be provided by the vendor. In connection with the sales operation services, the vendor will provide certain services required for the initial implementation and ongoing operation of the sales force.
On July 1, 2020, Scilex Pharma and the vendor entered into a work order in which the parties agreed to convert substantially all of the sales representatives allocated under the Project Agreement to become employees of Scilex Pharma. The vendor will continue to provide sales operations services, fleet management services and sample accountability services. The work order will remain in effect until June 30, 2022, and may be extended for additional periods of one year upon the mutual agreement of both parties. Either party may terminate the work order with 90 days’ notice. Scilex Pharma paid an implementation fee of $59.0 thousand and will pay fixed monthly fees of $63.7 thousand to $65.8 thousand for ongoing services.
The Company recognized an expense of $0.2 million and $0.6 million within selling, general and administrative expenses for services performed for the three months ended March 31, 2022 and 2021, respectively, including implementation fees, fixed monthly fees and pass-through costs.
Litigation
In the normal course of business, the Company may be named as a defendant in one or more lawsuits. Other than the following two lawsuits, the Company is not a party to any outstanding material litigation and management is currently not aware of any legal proceedings that, individually or in the aggregate, are deemed to be material to the Company’s financial condition or results of operations.
In February 2021, the Company filed a lawsuit in the U.S. District Court for the Northern District of California against Sanofi-Aventis U.S. LLC and Hisamitsu America, Inc., two manufacturers of over-the-counter (OTC) lidocaine patch products, alleging, among other things, false and deceptive advertising and unfair competition under the Lanham Act and California state laws by those companies regarding those patch products.
In March 2021, the Company filed a lawsuit in the Delaware Court of Chancery against Anthony Mack, former President of the Company, and Virpax Pharmaceuticals, Inc. (“Virpax”), a company now headed by Mr. Mack, alleging, among other things, breach by Mr. Mack of his non-compete agreement with the Company and his fiduciary duties to the Company, and tortious interference by Virpax with that non-compete agreement. Both lawsuits are ongoing.

Operating Leases
Supplemental quantitative information related to leases includes the following:
	Three Months Ended March 31,
	2022	2021
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$167	$162
Weighted average remaining lease term in years – operating leases	2.6	3.6
Weighted average discount rate – operating leases	12.2%	12.2%
Maturities of lease liabilities were as follows (in thousands):
Year Ending December 31,	Amount
2022 (Remaining nine months)	$507
2023	694
2024	596
2025	—
2026	—
Total lease payments	1,797
Less imputed interest	(267)
Total lease liabilities as of March 31, 2022	$1,530

10.
Income Taxes

The Company maintains deferred tax assets that reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. These deferred tax assets include net operating loss carryforwards, research credits and temporary differences. In assessing the Company’s ability to realize deferred tax assets, management considers, on a periodic basis, whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. As such, management has determined that it is appropriate to maintain a valuation allowance against the Company’s deferred tax assets.
The Company’s income tax expense of $3.4 thousand and $5.0 thousand reflect effective tax rates of 0.04% and 0.03% for the three months ended March 31, 2022 and 2021, respectively.
The difference between the expected statutory federal tax rate of 21.0% and the 0.04% effective tax rate for the three months ended March 31, 2022 was primarily attributable to income tax expense associated with changes in a valuation allowance.

11.
Related Party Transactions

On March 18, 2019, the Company entered into a merger agreement with Sorrento, Semnur, Merger Sub, and Fortis Advisors LLC. Jaisim Shah, a member of Sorrento’s board of directors, was Semnur’s Chief Executive Officer, a member of its board of directors and a stockholder of Semnur prior to the acquisition transaction. The upfront consideration was comprised of the following: (a) a cash payment of approximately $15.0 million, and (b) $55.0 million of shares of the Company’s common stock (47,039,315 shares issued and 352,972 shares issuable, valued at $1.16 per share) (i.e., the Stock Consideration). Following the issuance of the Stock Consideration, Sorrento was the owner of approximately 58% of the Company’s issued and outstanding capital stock as of December 31, 2019. Following the completion of the Share Exchange and as of December 31, 2020, Sorrento held approximately 82.3% of the outstanding common stock of the Company.
During the three months ended March 31, 2022 and 2021, the Company purchased approximately $1.0 million and $0.3 million, respectively, of inventory from Itochu, a previous minority shareholder of the

Company and a Developer in the aforementioned Product Development Agreement. These costs are recorded within cost of revenues and selling, general and administrative expenses in the Company’s statement of operations. As of December 31, 2020, approximately 14.7% of the outstanding capital stock of the Company was held by Itochu. On January 13, 2021, 34,889,868 shares of the Company representing all outstanding capital stock of the Company held by Itochu were acquired by non-related minority shareholders. Thus, Itochu is not a shareholder subsequent to January 13, 2021. On January 29, 2021, Sorrento acquired 34,889,868 shares of the Company, resulting in Sorrento holding approximately 99.97% of the Company.
Semnur is party to an Assignment Agreement, dated August 6, 2013 (the “Assignment Agreement”), with Shah Investor LP (“Shah Investor”). Mahendra Shah, Ph.D., who has served on the Company’s board of directors since March 2019, is the managing partner of Shah Investor. Pursuant to the Assignment Agreement, Shah Investor assigned certain intellectual property to Semnur and Semnur agreed to pay Shah Investor a contingent quarterly royalty in the low-single digits based on quarterly net sales of any pharmaceutical formulations for local delivery of steroids by injection developed using such intellectual property, which would include SP-102. Through March 31, 2022, the Company has made no royalty payments pursuant to the Assignment Agreement.
On January 1, 2017, a Transition Services Agreement (“TSA”) was executed between Scilex Pharma and Sorrento. Pursuant to the TSA, Sorrento agreed, at the Company’s request, to provide directly or indirectly certain administrative, financial, legal, tax, insurance, facility, information technology and other services. In addition to the services provided under the TSA, Sorrento retains insurance coverage on behalf of the Company. During the three months ended March 31, 2022 and 2021, the total cost of services and insurance, including an agreed-upon markup, provided to the Company and recognized in general and administrative expenses was $1.1 million and $1.0 million, respectively.
On March 18, 2019, the Company entered into a note payable with Sorrento with an initial principal amount of $16.5 million for the acquisition of Semnur. The note is interest bearing at the lesser of (a) 10% simple interest per annum, and (b) the maximum interest rate permitted under law. Interest is due and payable annually. The note payable is payable upon demand and may be prepaid in whole or in part at any time without penalty or premium. During the three months ended March 31, 2022 and 2021, Sorrento made advances to the Company in the amount of $27.5 million and $0, respectively, under the note payable. The outstanding principal balance of the note on March 31, 2022 and December 31, 2021 was $47.1 million and $19.6 million, respectively, which was recorded under the current related party notes payable in the Company’s consolidated balance sheets. As of March 31, 2022 and December 31, 2021, the Company had ending balances resulting from the accrued interest on the note payable of $4.4 million and $3.9 million, respectively, which was recorded under related party payable in the Company’s consolidated balance sheets. During the three months ended March 31, 2022, the proceeds from the note payable were used to finance the operations of the Company.
On October 5, 2018, Scilex Pharma issued to Sorrento a promissory note in the amount of approximately $21.7 million for certain amounts previously advanced to Scilex Pharma by Sorrento. Scilex Pharma may borrow up to an aggregate of $25.0 million of principal amount under the note payable. The promissory note is interest bearing at the lesser of (a) 10% simple interest per annum, and (b) the maximum interest rate permitted under law. All outstanding principal amounts and accrued interest are due upon maturity on August 31, 2026. On October 22, 2018, Sorrento purchased from the Company 24,117,608 shares of the Company’s common stock in exchange for the repayment of $21.7 million of indebtedness under this promissory note. During the three months ended March 31, 2022 and March 31, 2021, Sorrento made advances to Scilex Pharma in the amount of $0 and $8.1 million, respectively, under the promissory note. As of March 31, 2022 and December 31, 2021, the Company had ending balances resulting from the accrued interest on the note payable of $3.7 million and $3.1 million, respectively, which was recorded under related party payable in the Company’s consolidated balance sheets. As of March 31, 2022 and December 31, 2021, Scilex Pharma’s outstanding principal balance under the promissory note was $23.5 million, which was recorded under the non-current related party note payable in the Company’s consolidated balance sheets.
The Company received $35.0 million, in February 2022 from Sorrento to fund the payment of Scilex Pharma Notes in February 2022 totaling $20.0 million, as described in Note 6. The $35.0 million received in February 2022 is due no earlier than February 2030 and was recorded under the non-current related party notes payable in the Company’s consolidated balance sheets.

The Company received $17.3 million and $20.0 million, in February 2021 and April 2021, respectively, from Sorrento to fund the payment of Scilex Pharma Notes in February 2021 and April 2021, totaling $40.0 million, as described in Note 6. The $37.3 million received in February 2021 and April of 2021 is due on demand to Sorrento and was recorded under the related party payable in the Company’s consolidated balance sheets. As of March 31, 2022, related party payables due to Sorrento included $40.9 million to cover working capital requirements, $51.0 million for repurchases of Scilex Pharma Notes, and $6.0 million to pay litigation fees (see Note 9). As of December 31, 2021, related party payables due to Sorrento consisted of $35.7 million to cover working capital requirements, $51.0 million for repurchases of Scilex Pharma Notes, and $6.0 million to pay litigation fees (see Note 9).

12.
Loss Per Share

For the three months ended March 31, 2022 and 2021, basic loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted loss per common share is calculated to give effect to all dilutive securities, using the treasury stock method.
The following table sets forth the reconciliation of basic and diluted loss per share for the three months ended March 31, 2022 and 2021 (in thousands except per share data):
	Three Months Ended March 31,
	2022	2021
Net loss	$(9,143)	$(19,069)
Denominator for Basic Loss Per Share	197,516	197,266
Effect of Dilutive Securities	0.0	0.0
Denominator for Diluted Loss per Share – Adjusted for Dilutive Securities	197,516	197,266
Basic Loss Per Share	$(0.05)	$(0.10)
Dilutive Loss Per Share	$(0.05)	$(0.10)
The stock options that could potentially dilute basic earnings per share in the future were excluded from the computation of diluted net loss per share because the effect would have been anti-dilutive due to the net loss for the three months ended March 31, 2022 and 2021 were 27.3 million and 30.7 million, respectively.

13.
Merger Transaction

On March 17, 2022, the Company entered into an Agreement and Plan of Merger (the “BCA”) with Vickers Vantage Corp. I (“Vickers”), a special purpose acquisition company, and Vantage Merger Sub, Inc., a wholly-owned subsidiary of Vickers (“Vickers Merger Sub”). Pursuant to the terms of the BCA, (i) Vickers Merger Sub will merge with and into the Company, with the Company surviving the merger (“combined company”) and (ii) become a wholly-owned subsidiary of Vickers (collectively, the “SPAC Transaction”). The SPAC Transaction is expected to close by the third quarter of 2022, and the combined company is expected to be listed on the Nasdaq Global Market under the new ticker symbol “SCLX”. Completion of the SPAC Transaction is subject to the approval of Vickers and Company shareholders and the satisfaction or waiver of certain other closing conditions.

14.
Subsequent Events

The following events were identified subsequent to the balance sheet date.
SP-104 Acquisition from Sorrento
On May 12, 2022, the Company and Sorrento entered into a bill of sale and assignment and assumption agreement (the “Bill of Sale”), pursuant to which Sorrento sold, conveyed, assigned and transferred to Scilex all of its rights, title and interest in and to Sorrento’s Delayed Burst Release Low Dose Naltrexone (DBR-LDN) asset and intellectual property rights, for the treatment of chronic pain, fibromyalgia and chronic post-COVID syndrome (collectively, the “SP-104 Assets”) and the Company is currently analyzing the accounting treatment for the transaction.These assets had previously been acquired by Sorrento from Aardvark Therapeutics, Inc. (“Aardvark”) in April 2021 pursuant to an asset purchase agreement (the “Aardvark Asset Purchase Agreement”). Pursuant to the Bill of Sale, the Company assumed all of Sorrento’s rights, liabilities and obligations under the Aardvark Asset Purchase Agreement (the “SP-104 Acquisition”).
As consideration for the SP-104 Acquisition, the Company issued a promissory note in the aggregate principal amount of $5.0 million to Sorrento (the “2022 Promissory Note”). The 2022 Promissory Note matures seven years from the date of issuance and bears interest at the rate equal to the lesser of (a) 2.66% simple interest per annum and (b) the maximum interest rate permitted under law. The 2022 Promissory Note is payable in cash, shares of the Company common stock or any combination thereof, at the Company’s sole discretion, and may be prepaid in whole or in part at any time without penalty. The Company also agreed to file with the SEC, a resale registration statement, relating to the resale by Sorrento of any Consideration Shares that are issued to Sorrento, within 60 days of the issuance of such Consideration Shares.
As the successor to the Aardvark Asset Purchase Agreement, the Company is obligated to pay Aardvark (i) $3,000,000, upon initial approval by the FDA of a new drug application for the LDN Formulation (as defined in the Aardvark Asset Purchase Agreement) (which amount may be paid in shares of the Company’s common stock or cash, in the Company’s sole discretion) (the “Development Milestone Payment”) and (ii) $20,000,000, in cash, upon achievement of certain net sales by the Company of a commercial product that uses the LDN Formulation (the “Commercial Product”). The Company will also pay Aardvark certain royalties in the single digits based on percentages of annual net sales by the Company of a commercial product that uses the LDN Formulation. The royalty percentage is subject to reduction in certain circumstances. Royalties are due for so long as Commercial Product is covered by a valid patent in the country of sale or for ten years following the first commercial sale of the Commercial Product, whichever is longer.
In connection with its acquisition of the SP-104 Assets, the Company has agreed that if it issues any shares of the Company’s common stock in respect of the Development Milestone Payment, the Company will prepare and file one or more registration statements with the SEC for the purpose of registering for resale such shares and is required to file such registration statement with the SEC within 60 days following the date on which any such shares are issued.
Tien-Li Lee, MD, a member of the board of directors of the Company, is the founder, chief executive officer and a member of the board of directors of Aardvark.
Amendment No. 4 to the Scilex Pharma Notes
On June 2, 2022, Sorrento and Scilex Pharma, entered into a Consent Under and Amendment No. 4 to Indenture (the “Amendment No. 4”) with the Trustee, Agent, and the Scilex Pharma Note Purchasers, which amended the Indenture, dated September 7, 2018, by and among Sorrento, Scilex Pharma, the Trustee, and the Agent.
Pursuant to Amendment No. 4, (1) on June 3, 2022, Scilex Pharma repurchased approximately $41.4 million of the aggregate principal amount of the outstanding Scilex Pharma Notes at 100% of the principal amount thereof (the “Repurchase”), (2) the Scilex Pharma Note Purchasers agreed that Scilex Pharma can repurchase the remaining principal amount of the Scilex Pharma Notes at any time on or before September 30, 2022 for $41.4 million (subject to reduction for any quarterly royalty payments) and upon such repurchase the Scilex Pharma Note Purchasers will forgive and discharge $28.0 million of the aggregate principal amount of the Scilex Pharma Notes, (3) the minimum cash requirement under the Indenture was reduced to $5.0 million in aggregate unrestricted cash equivalents at the end of each calendar month and (4) raised the maximum aggregate principal amount outstanding at any one time on the promissory note between Sorrento and Scilex Pharma from $25.0 million to $50.0 million. The Company funded the Repurchase with cash-on-hand and $15.0 million received from Sorrento on June 2, 2022, which was recorded under the current related party notes payable in the Company’s consolidated balance sheets.
Romeg License and Commercialization Agreement
Effective June 14, 2022, we entered into a License and Commercialization Agreement (the “Romeg Agreement”) with RxOmeg Therapeutics, LLC (a/k/a Romeg Therapeutics, Inc.) (‘‘Romeg’’). Pursuant to

the Romeg Agreement, Romeg granted to us (1) the right to manufacture, promote, market, distribute and sell the Licensed Products (as defined below) in the United States and (2) an exclusive, transferable license to use the trademark “GLOPERBA”.
Under the Romeg Agreement, among other things, Romeg granted us (1) a transferable license, with the right to sublicense, under the patents and know-how specified therein to (a) commercialize the pharmaceutical product comprising liquid formulations of colchicine for the prophylactic treatment of gout in adult humans (the “Initial Licensed Product”) in the United States (including its territories) (the “Territory”), (b) develop other products comprising the Initial Licensed Product as an active pharmaceutical ingredient (the “Licensed Products”) and commercialize any such products and (c) manufacture Licensed Products anywhere in the world, solely for commercialization in the Territory; and (2) an exclusive, transferable license, with right to sublicense, to use the trademark “GLOPERBA” and logos, designs, translations, and modifications thereof in connection with the commercialization of the Initial Licensed Product solely in the Territory. The license to know-how is exclusive for purposes of developing and commercializing Licensed Products in the Territory during the royalty term, but is otherwise non-exclusive. The license to patents is exclusive for purposes of developing and commercializing Licensed Products in the Territory until July 1, 2027 and, thereafter, is co-exclusive with Granules Pharmaceuticals, Inc. for the royalty term for such purposes. The royalty term begins on the date of the agreement and ends on the later of (i) expiration of the last to expire of the patents that covers the manufacture or commercialization of the Licensed Products in the Territory or (ii) the tenth anniversary of the date of the Romeg Agreement. The Company is currently analyzing the accounting treatment for the transaction.
As consideration for the license under the Romeg Agreement, we agreed to pay Romeg (1) an up-front payment of $2.0 million, (2) upon our achievement of certain net sales milestones, certain milestone payments in the aggregate amount of up to $13.0 million and (3) certain royalties, at rates that do not exceed ten percent, based on annual net sales of the Licensed Products by us during the royalty term.
ZTlido Patent Litigation
On June 22, 2022, Scilex filed a complaint against Aveva Drug Delivery Systems, Inc., Apotex Corp., and Apotex, Inc. (together, “Aveva”) in the U.S. District Court for the Southern District of Florida (the “Aveva Patent Litigation”) alleging infringement of certain Orange Book listed patents covering ZTlido (the “ZTlido Patents”). The Aveva Patent Litigation was initiated following the submission by Aveva, in accordance with the procedures set out in the Hatch-Waxman Act, of an ANDA. Aveva’s ANDA seeks approval to market a generic version of ZTlido prior to the expiration of the ZTlido Patents and alleges that the ZTlido Patents are invalid, unenforceable, and/or not infringed. Scilex is seeking, among other relief, an order that the effective date of any FDA approval of Aveva’s ANDA be no earlier than the expiration of the asserted patents listed in the Orange Book, the latest of which expires on May 10, 2031, and such further and other relief as the court may deem appropriate. Aveva is subject to a 30-month stay preventing it from selling a generic version of ZTlido during that time. The stay should expire no earlier than November 11, 2024. Trial in the Aveva Patent Litigation has not yet been scheduled. Scilex cannot make any predictions about the final outcome of this matter or the timing thereof.

Annex A
EXECUTION VERSION
AGREEMENT AND PLAN OF MERGER
dated as of March 17, 2022
by and among
Vickers Vantage Corp. I,
Vantage Merger Sub Inc.,
and
Scilex Holding Company

A-i

A-ii

A-iii

A-iv

Execution Version
AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER (the “Agreement”), dated as of March 17, 2022 (the “Signing Date”), is made and entered into by and among Vickers Vantage Corp. I, a Cayman Islands exempted company (which shall migrate to and domesticate as a Delaware corporation prior to the Closing, “Parent”), Vantage Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Parent (the “Merger Sub”), and Scilex Holding Company, a Delaware corporation (the “Company”).
W I T N E S E T H :
WHEREAS, the Company is a subsidiary of Sorrento Therapeutics, Inc. (“Sorrento”), which is a publicly owned company listed on Nasdaq and is in the business of the development and commercialization of non-opioid pain management products (the “Business”);
WHEREAS, Parent is a blank check company formed for the sole purpose of entering into a share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities;
WHEREAS, prior to the Effective Time and subject to the conditions of this Agreement, Parent shall migrate to and domesticate as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law, as amended (the “DGCL”) and the Cayman Islands Companies Law (2020 Revision) (the “Domestication”);
WHEREAS, concurrently with the Domestication, Parent shall file a certificate of incorporation with the Secretary of State of Delaware and adopt bylaws in the forms attached as Exhibit A and Exhibit B, respectively, with such changes as may be agreed in writing by Parent and the Company (such certificate of incorporation, the “Parent Certificate of Incorporation,” and such bylaws, the “Parent Bylaws”);
WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, each Sponsor has executed and delivered to the Company a support agreement (the “Sponsor Support Agreement”) pursuant to which each such Sponsor and certain directors and officers of Parent have agreed to, among other things, vote to adopt and approve this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby;
WHEREAS, prior to the Closing, Parent will execute employment agreements with certain executives of the Company to be effective as of, and contingent upon, consummation of the Merger (the “Executive Employment Agreements”);
WHEREAS, as a condition and inducement to Parent’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, Sorrento has executed and delivered to the Company a support agreement (the “Stockholder Support Agreement”) pursuant to which Sorrento has agreed to, among other things, vote to adopt and approve this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby;
WHEREAS, following the Domestication, the parties hereto desire to effect a merger of Merger Sub with and into the Company (the “Merger”), upon the terms and subject to the conditions set forth herein and in accordance with the applicable provisions of the DGCL;
WHEREAS, the board of directors of the Company has approved this Agreement and the documents contemplated hereby, declared that the Merger and the other transactions contemplated by this Agreement and the documents contemplated hereby are fair and advisable to, and in the best interests of, the Company and the Stockholders and recommended the approval and adoption of this Agreement by the Stockholders;
WHEREAS, the board of directors of Parent has approved this Agreement and the documents contemplated hereby, declared that, the Merger and the other transactions contemplated by this Agreement and the documents contemplated hereby are fair and advisable to, and in the best interests of, Parent and its shareholders and recommended the approval and adoption of this Agreement by its shareholders;

WHEREAS, the board of directors of Merger Sub has approved this Agreement and the documents contemplated hereby, declared that the Merger and the other transactions contemplated by this Agreement and the documents contemplated hereby are fair and advisable to, and in the best interests of, Merger Sub and its sole stockholder and recommended the approval and adoption of this Agreement by its sole stockholder; and
WHEREAS, at the Closing, Parent, certain shareholders of Parent and Sorrento (in its capacity as a Stockholder) will enter into an Amended and Restated Registration Rights Agreement with Parent (the “Registration Rights Agreement”) in the form attached hereto as Exhibit C (with such changes as may be agreed in writing by Parent and the Company), which will, among other things, govern the registration of certain Domesticated Parent Common Shares for resale and also govern restrictions on transfer of certain Domesticated Parent Common Shares and which shall be effective as of the Closing.
NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the parties accordingly agree as follows:
ARTICLE I
DEFINITIONS
The terms defined in the preamble shall have the respective meanings ascribed thereto, and following terms, as used herein, have the following meanings:
1.1 “Action” means any legal action (including any legal action seeking injunctive relief), suit, claim, investigation, hearing or Proceeding, including any audit, claim or assessment for Taxes or otherwise.
1.2 “Additional Agreements” mean the Executive Employment Agreements, the Registration Rights Agreement, the Sponsor Support Agreement, the Stockholder Support Agreement, and each other agreement, document, instrument or certificate contemplated by this Agreement to be executed in connection with the Transactions.
1.3 “Additional Parent Parties SEC Documents” has the meaning set forth in Section 6.14(a).
1.4 “Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person.
1.5 “Affiliate Transaction” has the meaning set forth in Section 5.31.
1.6 “Alternative Transaction” has the meaning set forth in Section 7.3.
1.7 “Anti-Corruption Laws” has the meaning set forth in Section 5.27(a).
1.8 “Antitrust Laws” has the meaning set forth in Section 7.18(a).
1.9 “Applicable Per Share Merger Consideration” has the meaning set forth in Section 4.1(a).
1.10 “Applicable Taxes” mean “Applicable Taxes” as defined in Internal Revenue Service Notice 2020-65 (and any corresponding Taxes under comparable state or local tax Applicable Law).
1.11 “Applicable Wages” mean Applicable Wages as defined in Internal Revenue Service Notice 2020-65 (and any corresponding wages under comparable state or local tax Applicable Law).
1.12 “Audited 2020/2021 Financial Statements” has the meaning set forth in Section 7.6(a).
1.13 “Benefit Arrangements” has the meaning set forth in Section 5.18(c).
1.14 “Books and Records” means all books and records, ledgers, employee records, customer lists, files, correspondence, and other records of every kind (whether written, electronic, or otherwise embodied) owned or used by a Person or in which a Person’s assets, the business or its transactions are otherwise reflected, other than stock books and minute books.

1.15 “Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business.
1.16 “Cayman Companies Act” means The Companies Act (2022 Revision) of the Cayman Islands.
1.17 “Cayman Registrar” has the meaning set forth in Section 2.1.
1.18 “Certificate of Domestication” has the meaning set forth in Section 2.1.
1.19 “Certificate of Merger” has the meaning set forth in Section 3.2.
1.20 “Closing” has the meaning set forth in Section 3.2.
1.21 “Closing Date” has the meaning set forth in Section 3.2.
1.22 “Closing Statement” has the meaning set forth in Section 4.5(a).
1.23 “Code” means the U.S. Internal Revenue Code of 1986, as amended.
1.24 “Company Common Shares” means the shares of common stock, par value $0.0001 per share, as existing as of the date hereof and immediately prior to the Effective Time.
1.25 “Company Disclosure Schedules” has the meaning set forth in the preamble to Article V.
1.26 “Company Group” shall have the meaning set forth in Section 10.20(b).
1.27 “Company Incentive Plan” means the Company’s 2017 Stock Option Plan or 2019 Stock Option Plan.
1.28 “Company Leases” has the meaning set forth in Section 5.21(b).
1.29 “Company Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to (a) have a material adverse effect on the financial condition, business, operations or results of operations of the Company and its Subsidiaries, taken as a whole, or (b) prevent, materially delay or materially impede the ability of the Company to consummate the transactions contemplated by this Agreement, including the Merger; provided, however, in determining whether a “Company Material Adverse Effect” has occurred pursuant to clause (a) of the definition hereof, none of the following changes, events, effects or occurrences shall be taken into account: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which the Company operates; (iii) any changes in financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates; (iv) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (v) any action required or permitted by this Agreement or any action taken (or omitted to be taken) with the written consent of or at the written request of the Parent Parties; (vi) any matter of which any Parent Party is aware on the date hereof; (vii) any changes in applicable Laws or accounting rules (including U.S. GAAP) or the enforcement, implementation or interpretation thereof; (viii) the announcement, pendency or completion of the transactions contemplated by this Agreement, including losses or threatened losses of employees, customers, suppliers, distributors or others having relationships with the Company; (ix) any natural or man-made disaster or acts of God, including any hurricane, tornado, flood, earthquake, tsunami, mudslides, wild fire, epidemic, pandemic (including COVID-19); or (x) any failure by the Company to meet any internal or published projections, forecasts or revenue or earnings predictions (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded), unless any such any change, event, effect or occurrence (other than those set forth in the preceding clauses (v), (vi), (viii) and (x)), shall have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, as compared to comparable companies in the same industry.
1.30 “Company Options” means all outstanding options to purchase Company Common Shares issued pursuant to a Company Incentive Plan.

1.31 “Company Preferred Shares” has the meaning set forth in Section 5.5(a).
1.32 “Company Stockholder Written Consent” shall have the meaning set forth in Section 7.21.
1.33 “Computer Systems” has the meaning specified in Section 5.32(a)(v).
1.34 “Contracts” means the Leases and all contracts, agreements, leases (including equipment leases, car leases and capital leases), licenses, and similar instruments, oral or written, in each case, that is legally binding.
1.35 “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise; and the terms “Controlled” and “Controlling” shall have the meaning correlative to the foregoing.
1.36 “COVID-19” means SARS-CoV-2 or COVID-19, and any variants thereof or related or associated epidemics, pandemic or disease outbreaks.
1.37 “COVID-19 Law” shall mean the CARES Act, the Families First Coronavirus Response Act of 2020 or any other Law intended to address the consequences of COVID-19.
1.38 “D&O Indemnified Persons” has the meaning set forth in Section 7.13(a).
1.39 “D&O Tail Insurance” has the meaning set forth in Section 7.13(b).
1.40 “Deferred Underwriting Amount” means the portion of the underwriting discounts and commissions held in the Trust Account, which the underwriters of the IPO are entitled to receive upon the Closing in accordance with the Underwriting Agreement dated January 6, 2021 by and between Parent and Maxim Group LLC, as amended on March 16, 2022 (such agreement, as so amended, is referred to as the “Amended Underwriting Agreement.”.
1.41 “DGCL” has the meaning set forth in the Recitals.
1.42 “Disclosure Schedules” has the meaning set forth in Section 10.19.
1.43 “Dissenting Shares” has the meaning set forth in Section 4.1(b).
1.44 “Dissenting Stockholders” has the meaning set forth in Section 4.1(b).
1.45 “Domesticated Parent Common Share” has the meaning set forth in Section 2.1.
1.46 “Domesticated Parent Option” has the meaning set forth in Section 4.2.
1.47 “Domesticated Parent Unit” has the meaning set forth in Section 2.1.
1.48 “Domesticated Parent Warrant” has the meaning set forth in Section 2.1.
1.49 “Domestication” has the meaning set forth in the Recitals.
1.50 “EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval system of the SEC.
1.51 “Effective Time” has the meaning set forth in Section 3.2.
1.52 “Environmental Laws” shall mean all applicable Laws that prohibit, regulate or control any Hazardous Material or any Hazardous Material Activity, including, without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the Resource Recovery and Conservation Act of 1976, the Federal Water Pollution Control Act, the Clean Air Act, the Hazardous Materials Transportation Act and the Clean Water Act.
1.53 “ERISA” has the meaning set forth in Section 5.18(c).
1.54 “ERISA Affiliate” has the meaning set forth in Section 5.18(f).
1.55 “ESPP” means Parent’s customary employee stock purchase plan, to be approved at the Parent Special Meeting in substantially the form attached hereto as Exhibit D, with any changes or modifications thereto as the parties may mutually agree upon (such agreement not be unreasonably withheld, conditions or delayed by any party).
1.56 “Exchange Act” means the Securities Exchange Act of 1934, as amended.
1.57 “Exchange Ratio” means an amount equal to the quotient of (a) the number of shares constituting the Merger Consideration, divided by (b) the sum of the number of (i) Company Common Shares issued and outstanding as of immediately prior to the Effective Time (other than any such shares held in treasury), plus (ii) shares of common stock issuable upon, or subject to, the settlement of Company Options outstanding as of immediately prior to the Effective Time.
1.58 “Executive Employment Agreements” has the meaning set forth in the Recitals.
1.59 “Excluded Shares” has the meaning set forth in Section 4.1(d).
1.60 “Export Control Laws” has the meaning set forth in Section 5.27(a).
1.61 “Extension Amendment” has the meaning set forth in Section 7.26(a).
1.62 “Extension Date” has the meaning set forth in Section 7.26(a).
1.63 “FCPA” has the meaning set forth in Section 5.26.
1.64 “FDA” means the U.S. Food and Drug Administration.
1.65 “Financial Statements” has the meaning set forth in Section 5.9(a).
1.66 “Fraud” means intentional common law fraud under Delaware law by a party to this Agreement with respect to the making of the representations and warranties hereunder (excluding constructive fraud, equitable fraud, unfair dealings fraud, promissory fraud or negligent misrepresentation or omission or any form of fraud based on recklessness).
1.67 “Governmental Authority” means any United States or non-United States government entity, body or authority, including (i) any United States federal, state or local government (including any town, village, municipality, district or other similar governmental or administrative jurisdiction or subdivision thereof, whether incorporated or unincorporated), (ii) any non-United States government or governmental authority or any political subdivision thereof, (iii) any United States or non-United States regulatory or administrative entity, authority, instrumentality, jurisdiction, agency, body or commission, exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power.
1.68 “Government Official” means, collectively, any officer, employee, official, representative, or any Person acting for or on behalf of any Governmental Authority or public international organization, any political party or official thereof and any candidate for political office.
1.69 “Hazardous Material” means any material, emission, chemical, substance or waste that has been designated by any Governmental Authority to be radioactive, toxic, hazardous, a pollutant or a contaminant or words of similar import.
1.70 “Hazardous Material Activity” means the transportation, transfer, recycling, storage, use, treatment, manufacture, removal, remediation, release, exposure of others to, sale, labeling, or distribution of any Hazardous Material or any product or waste containing a Hazardous Material, or product manufactured with ozone depleting substances, including, any required labeling, payment of waste fees or charges (including so-called e-waste fees) and compliance with any recycling, product take-back or product content requirements.
1.71 “Health Care Laws” means any and all Laws of any Governmental Authority pertaining to health regulatory matters applicable to the business of the Company, including (a) the Federal Food, Drug, and Cosmetic Act, 21 U.S.C. §§ 301 et seq. (the “FDC Act”) (b) requirements of Law relating to the manufacturing, labeling, packaging, marketing, sale, storage or distribution of drugs or medical devices, including laws governing license requirements for any of the foregoing activities; (c) Laws pertaining to Fraud and abuse (including the following Laws: the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)); the Civil False Claims Act (31 U.S.C. § 3729 et seq.) and the Criminal False Claims Act (18 U.S.C.§ 287); the Stark Law (31 U.S.C.§ 3729 et seq.) Sections 1320a-7, 1320a-7a and 1320a-7b of Title 42 of the United States Code; the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (Pub. L. No. 108-173)); (d) the coverage and reimbursement provisions of Medicare, Medicaid, TRICARE or Health Care Program; and (e) any other Law or regulation of any Governmental Authority which regulates kickbacks, patient or Health Care Program reimbursement, the hiring of employees or acquisition of services or products from those who have been excluded from governmental health care programs or any other aspect of providing health care applicable to the operations of the Company.
1.72 “Health Care Program” has the meaning set forth in Section 5.28(a)(viii).
1.73 “HIPAA” has the meaning set forth in the definition of “Privacy Laws.”
1.74 “HSR Act” means The Hart — Scott — Rodino Antitrust Improvements Act of 1976.
1.75 “Indebtedness” means with respect to any Person, (a) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind (including amounts by reason of overdrafts and amounts owed by reason of letter of credit reimbursement agreements) including with respect thereto, all interests, fees and costs and prepayment and other penalties, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person, (d) all obligations of such Person issued or assumed as the deferred purchase price of property or services, (e) all obligations of such Person under leases to be accounted for as capital leases under U.S. GAAP (as defined below) and (f) all obligations of the type referred to in clauses (a) through (e) of this definition of any Person (including through guarantees) the payment of which such Person is responsible, including those secured by (or for which the beneficiary of such obligations has an existing right, contingent or otherwise, to be secured by) any lien or security interest on property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed.
1.76 “Intellectual Property” means all of the worldwide intellectual property and proprietary rights associated with any of the following, whether registered, unregistered or registrable, to the extent recognized in a particular jurisdiction: (a) trademarks and service marks, trade dress, product configurations, trade names and other indications of origin, applications or registrations in any jurisdiction pertaining to the foregoing and all goodwill associated therewith; (b) discoveries, inventions, ideas, Know-How, systems, technology, whether patentable or not, and all issued patents, industrial designs, and utility models, and all applications pertaining to the foregoing, in any jurisdiction, including re-issues, continuations, divisionals, continuations-in-part, re-examinations, renewals, counterparts, extensions, validations, and other extensions of legal protestation pertaining thereto; (c) trade secrets and other rights in confidential and other nonpublic information that derive economic value from not being generally known and not being readily ascertainable by proper means, including the right in any jurisdiction to limit the use or disclosure thereof; (d) software; (e) copyrights in writings, designs, software, mask works, content and any other original works of authorship in any medium, including applications or registrations in any jurisdiction for the foregoing; (f) data and databases; (g) internet websites, domain names and applications and registrations pertaining thereto.; and (h) social media accounts, and all content contained therein.
1.77 “Intended Tax Treatment” has the meaning specified in Section 3.6.
1.78 “International Trade Control Laws” has the meaning set forth in Section 5.27(a).
1.79 “Inventory” is defined in the UCC.
1.80 “Investment Management Trust Agreement” means the investment management trust agreement made as of January 6, 2021 by and between the Parent and the Trustee as amended as contemplated by Section 8.3(k),.
1.81 “IPO” means the initial public offering of Parent pursuant to a prospectus dated January 6, 2021.

1.82 “IRS” means the U.S. Internal Revenue Service.
1.83 “IT Provider” has the meaning set forth in Section 5.16(i).
1.84 “Know-How” means all information, unpatented inventions (whether or not patentable), improvements, practices, algorithms, formulae, trade secrets, techniques, methods, procedures, knowledge, results, protocols, processes, models, designs, drawings, specifications, materials and any other information related to the development, marketing, pricing, distribution, cost, sales and manufacturing of products.
1.85 “L&L” means Loeb & Loeb LLP.
1.86 “Law” or “Laws” means any domestic or foreign, federal, state, municipality or local law, statute, ordinance, code, principle of common law, act, treaty or order of general applicability of any applicable Governmental Authority, including rule or regulation promulgated thereunder.
1.87 “Leases” all leases, subleases, occupancy agreements and licenses for Real Property.
1.88 “Letter of Transmittal” has the meaning set forth in Section 4.3(a).
1.89 “Liabilities” means any and all Liabilities, Indebtedness, claims, or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured and whether due or to become due), including Tax Liabilities due or to become due.
1.90 “Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, and any conditional sale or voting agreement or proxy, including any agreement to give any of the foregoing.
1.91 “Material Contracts” has the meaning set forth in Section 5.13(a).
1.92 “Merger Consideration” means a number of Domesticated Parent Common Shares equal to the quotient of (a) the sum of (i) $1,500,000,000, minus (ii) the Specified Indebtedness Amount set forth in the Closing Statement; divided by (b) $10.00.
1.93 “Merger Sub” has the meaning set forth in the Recitals.
1.94 “Merger Sub Common Shares” has the meaning set forth in Section 6.7(b).
1.95 “Nasdaq” means the electronic dealer quotation system owned and operated by The Nasdaq Stock Market, LLC.
1.96 “Order” means any decree, order, judgment, writ, award, injunction, rule or consent of or by a Governmental Authority.
1.97 “Organizational Documents” means, with respect to any Person, its certificate of incorporation and bylaws, memorandum and articles of association or similar organizational documents, in each case, as amended.
1.98 “Outside Date” has the meaning set forth in Section 9.1(d)(i).
1.99 “Outstanding Company Expense Amount” has the meaning set forth in Section 4.5(a).
1.100 “Outstanding Parent Expense Amount” has the meaning set forth in Section 4.5(a).
1.101 “Owned Intellectual Property” has the meaning set forth in Section 5.16(a).
1.102 “Pandemic Measures” means any “shelter-in-place,” “stay at home,” workforce reduction, furlough, employee time off, employee leave, social distancing, shut down, closure, sequester, business or workplace reopening, or other conditions, restrictions or requirements pursuant to any Law, Order, or directive of or by the Centers for Disease Control and Prevention, the Occupational Safety and Health Administration or the Equal Employment Opportunity Commission, or any other Governmental Authority, in connection with or in respect to COVID-19.

1.103 “Parent Bylaws” has the meaning set forth in the Recitals.
1.104 “Parent Certificate of Incorporation” has the meaning set forth in the Recitals.
1.105 “Parent Disclosure Schedules” has the meaning set forth in the preamble to Article VI.
1.106 “Parent Group” shall have the meaning set forth in Section 10.20(a).
1.107 “Parent Incentive Plan” means the equity and other incentive plan for certain employees of Parent and its Subsidiaries, to be agreed by the parties within sixty (60) days after the Signing Date and to be effective as of the Closing, in substantially the form attached hereto as Exhibit E.
1.108 “Parent Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to (a) have a material adverse effect on the financial condition, business, operations or results of operations of the Parent Parties, taken as a whole, or (b) prevent, materially delay or materially impede the ability of any Parent Party to consummate the transactions contemplated by this Agreement, including the Merger; provided, however, in determining whether a “Parent Material Adverse Effect” has occurred pursuant to cause (a) of the definition hereof, none of the following changes, events, effects or occurrences shall be taken into account: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which Parent operates; (iii) any changes in financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates; (iv) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (v) any action required or permitted by this Agreement or any action taken (or omitted to be taken) with the written consent of or at the written request of the Company; (vi) any matter of which any Parent Party is aware on the date hereof; (vii) any changes in applicable Laws or accounting rules (including U.S. GAAP) or the enforcement, implementation or interpretation thereof; (viii) the announcement, pendency or completion of the transactions contemplated by this Agreement, including losses or threatened losses of employees, customers, suppliers, distributors or others having relationships with the Company; (ix) any natural or man-made disaster or acts of God, including any hurricane, tornado, flood, earthquake, tsunami, mudslides, wild fires, epidemics, pandemics (including COVID-19); or (x) any failure by Parent to meet any internal or published projections, forecasts or revenue or earnings predictions (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded), unless any such any change, event, effect or occurrence (other than those set forth in the preceding clauses (v), (vi), (viii) and (x)), shall have a disproportionate effect on the Parent Parties, taken as a whole, as compared to comparable companies in the same industry.
1.109 “Parent Ordinary Shares” has the meaning set forth in Section 2.1.
1.110 “Parent Parties” means Parent and Merger Sub collectively, and “Parent Party” refers to any one of them.
1.111 “Parent Parties Financial Statements” has the meaning set forth in Section 6.14(b).
1.112 “Parent SEC Documents” has the meaning set forth in Section 6.14(a).
1.113 “Parent Shareholder Approval Matters” shall have the meaning set forth in Section 7.22(a).
1.114 “Parent Special Meeting” has the meaning set forth in Section 7.22(a).
1.115 “Parent Warrants” has the meaning set forth in Section 2.1.
1.116 “Parent Unit” has the meaning set forth in the Section 2.1.
1.117 “Permits” has the meaning set forth in Section 5.14.
1.118 “Permitted Liens” means (i) all defects, exceptions, restrictions, easements, rights of way and encumbrances disclosed in policies of title insurance which have been made available to the Parent Parties; (ii) mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the ordinary course of business for amounts (A) that are not delinquent, (B) that are not material to the business, operations and financial condition of the Company and/or any of its Subsidiaries so encumbered, either individually or in the aggregate, (C) that are not resulting from a breach, default or violation by the Company and/or any of its Subsidiaries of any Contract or Law, and (D) the Liens set forth on Schedule 1.117; and (iii) liens for Taxes not yet due and payable or which are being contested in good faith by appropriate Proceedings (and for which adequate accruals or reserves have been established in accordance with U.S. GAAP).
1.119 “Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.
1.120 “Personal Data” means, with respect to any natural Person, information that is defined as “personal data,” “personally identifiable information,” “personal information,” “protected health information” or any similar term under any applicable Privacy Laws.
1.121 “PH” has the meaning set forth in Section 10.20(b).
1.122 “Policies” has the meaning set forth in Section 5.30(a).
1.123 “Privacy Laws” means all applicable United States state and federal Laws relating to privacy, personal data breach notification and protection of Personal Data and/or Protected Health Information, including, as applicable, the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”); and the Health Information Technology for Economic and Clinical Health Act.
1.124 “Privacy Policy” has the meaning set forth in Section 5.32(b).
1.125 “Proceeding” means any action, suit, proceeding, complaint, claim, charge, hearing, labor dispute, inquiry or investigation before or by a Governmental Authority or an arbitrator.
1.126 “Prohibited Party” has the meaning set forth in Section 5.27(b).
1.127 “Prospectus” shall have the meaning set forth in Section 7.22(a).
1.128 “Protected Health Information” has the meaning set forth at 45 C.F.R. § 160.103, including all such information in electronic form.
1.129 “Proxy Statement/Prospectus” has the meaning specified in Section 7.22(a).
1.130 “Real Property” means, collectively, all real properties and interests therein (including the right to use), together with all buildings, fixtures, trade fixtures, plant and other improvements located thereon or attached thereto; all rights arising out of use thereof (including air, water, oil and mineral rights); and all subleases, franchises, licenses, permits, easements and rights-of-way which are appurtenant thereto.
1.131 “Registration Rights Agreement” has the meaning set forth in the Recitals.
1.132 “Registration Statement” shall have the meaning set forth in Section 7.22(a).
1.133 “Related Party” has the meaning set forth in Section 5.13(c).
1.134 “Representatives” has the meaning set forth in Section 5.33.
1.135 “Required Parent Shareholder Approval” has the meaning set forth in Section 8.1(c).
1.136 “Requisite Company Vote” has the meaning set forth in Section 5.2.
1.137 “Sanctions Laws” has the meaning set forth in Section 5.27(a).
1.138 “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.
1.139 “Scheduled Intellectual Property” has the meaning set forth in Section 5.16(a).

1.140 “SEC” means the Securities and Exchange Commission.
1.141 “Sensitive Data” means all confidential information, classified information, proprietary information, trade secrets and any other information, the security or confidentiality of which is protected by Law or Contract, that is collected, maintained, stored, transmitted, used, disclosed or otherwise processed by the Company, including Personal Data.
1.142 “Securities Act” means the Securities Act of 1933, as amended.
1.143 “Share Certificates” has the meaning set forth in Section 4.3(a).
1.144 “Specified Indebtedness Amount” means, as of immediately prior to the Closing on the Closing Date, the aggregate amount owed by the Company in respect of (a) those certain senior secured notes due 2026 issued under that certain Indenture, dated as of September 7, 2018, by and among Scilex Pharmaceuticals Inc., as the issuer, Sorrento, as the parent guarantor, and U.S. Bank National Association, as trustee and collateral agent, as amended from time to time; and (b) all other Indebtedness of the type set forth in clauses (a) and (b) in the definition of Indebtedness above of the Company and any of its Subsidiaries other than such Indebtedness owed to Sorrento.
1.145 “Sponsor” means each of Vickers Venture Fund VI Pte Ltd and Vickers Venture Fund VI (Plan) Pte Ltd, each a Singapore company, and are collectively referred to as the “Sponsors”.
1.146 “Sponsor Support Agreement” has the meaning set forth in the Recitals.
1.147 “Standards Body” has the meaning set forth in Section 5.16(h).
1.148 “Stockholder” means each holder of Company Common Shares, and “Stockholders” refers to all of them collectively.
1.149 “Stockholder Support Agreement” has the meaning set forth in the Recitals.
1.150 “Subsidiary” or “Subsidiaries” means one or more entities of which any of the capital stock or share capital or other equity or voting securities are Controlled or owned, directly or indirectly, by the respective Person.
1.151 “Surviving Corporation” has the meaning set forth in Section 3.1.
1.152 “Tangible Personal Property” means all tangible personal property and interests therein, including machinery, computers and accessories, furniture, office equipment, communications equipment, automobiles, trucks, forklifts and other vehicles owned or leased by the Company and other tangible property.
1.153 “Tax(es)” means any federal, state, local or foreign tax, charge, fee, levy, custom, duty, deficiency, or other assessment of any kind or nature imposed by any Taxing Authority (including any income (net or gross), gross receipts, profits, windfall profit, sales, use, goods and services, ad valorem, franchise, license, withholding, employment, social security, workers compensation, unemployment compensation, employment, payroll, transfer, excise, import, real property, personal property, intangible property, occupancy, recording, minimum, alternative minimum, environmental or estimated tax), together with any interest, penalty, additions to tax or additional amount imposed with respect thereto.
1.154 “Taxing Authority” means the Internal Revenue Service and any other Governmental Authority responsible for the collection, assessment or imposition of any Tax or the administration of any Law relating to any Tax.
1.155 “Tax Return” means any return, information return, declaration, claim for refund or credit, report or any similar statement, and any amendment thereto, including any attached schedule and supporting information, whether on a separate, consolidated, combined, unitary or other basis, that is filed or required to be filed with any Taxing Authority in connection with the determination, assessment, collection or payment of a Tax or the administration of any Law relating to any Tax.
1.156 “Transaction Expenses” means, with respect to any party, all transaction expenses, including the out-of-pocket expenses incurred by each party and each party’s officers, directors, or their Affiliates, in connection with identifying, investigating and consummating a business combination (including any expenses and additional contribution(s) to the Trust in connection with obtaining shareholder approval, if necessary, in respect of any Extension Amendment) and fees of all attorneys, accountants and financial advisors of such party due or otherwise earned upon the Closing.
1.157 “Trust Account” has the meaning set forth in Section 6.9.
1.158 “Trust Fund” has the meaning set forth in Section 6.9.
1.159 “Trustee” has the meaning set forth in Section 6.9.
1.160 “UCC” means the Uniform Commercial Code of the State of New York, or any corresponding or succeeding provisions of Laws of the State of New York, or any corresponding or succeeding provisions of Laws, in each case as the same may have been and hereafter may be adopted, supplemented, modified, amended, restated or replaced from time to time.
1.161 “U.S. GAAP” means U.S. generally accepted accounting principles, consistently applied.
1.162 “Warrant Agreement” means that certain Warrant Agreement, dated as of January 6, 2021, by and between Parent and Continental Stock Transfer & Trust Company, a New York limited purpose trust company.
1.163 “Willful Breach” means a party’s material breach of any representation, warranty, covenant or agreement set forth in this Agreement that is a consequence of an intentional act or failure to act undertaken by the breaching party with the actual knowledge that the taking of such act, or failure to act, or making of such representation or warranty, would result in such breach.
1.164 “$” means U.S. dollars, the legal currency of the United States.
ARTICLE II
DOMESTICATION
2.1   Domestication.   Subject to receipt of the Required Parent Shareholder Approval, prior to the Effective Time, Parent shall cause the Domestication to become effective, including by (a) filing with the Delaware Secretary of State a certificate of domestication with respect to the Domestication, in form and substance reasonably acceptable to the parties (the “Certificate of Domestication”), together with the Parent Certificate of Incorporation, in each case, in accordance with the provisions thereof and Section 388 of the DGCL Law, (b) completing and making and procuring all those filings required to be made with the Cayman Registrar under the Companies Law (2018 Revision) (the “Cayman Registrar”) in connection with the Domestication, and (c) obtaining a certificate of de-registration from the Cayman Registrar. In accordance with applicable Law. The Certificate of Domestication shall provide that at the effective time of the Domestication, by virtue of the Domestication, and without any action on the part of any shareholders of Parent, (i) each then issued and outstanding ordinary share, $0.0001 par value, of Parent (a “Parent Ordinary Share”) will convert automatically, on a one-for-one basis, into a share of common stock par value $0.0001, per share of Parent (a “Domesticated Parent Common Share”); (ii) each then issued and outstanding warrant of Parent (a “Parent Warrant”) will convert automatically into a warrant to acquire one Domesticated Parent Common Share (a “Domesticated Parent Warrant”), pursuant to the Warrant Agreement; and (iv) each then issued and outstanding unit of Parent comprised of one Parent Ordinary Share, one-half of a Parent Warrant (a “Parent Unit”) shall convert automatically into a unit of Parent, with each such unit representing one Domesticated Parent Common Share and one-half of one Domesticated Parent Warrant (a “Domesticated Parent Unit”). For U.S. federal income tax purposes, the Domestication is intended to constitute a “reorganization” within the meaning of Section 368(a) of the Code. Parent hereby (i) adopts this Agreement as a “plan of reorganization” within the meaning of Section 1.368-2(g) of the United States Treasury Regulations, (ii) agrees to file and retain such information as shall be required under Section 1.368-3 of the United States Treasury Regulations with respect to the Domestication, and (iii) agrees to file all Tax and other informational returns on a basis consistent with such characterization, except if otherwise required by a “determination” within the meaning of Code Section 1313. Notwithstanding the foregoing or anything else to the contrary contained in this Agreement, the parties acknowledge and agree that no party is making any representation or warranty as to the qualification of the Domestication as a reorganization under Section 368 of the Code or as to the effect, if any, that any transaction consummated on, after or prior to the Domestication has or may have on any such reorganization status. Each of the parties acknowledge and agree that each (i) has had the opportunity to obtain independent legal and tax advice with respect to the transactions contemplated by this Agreement, and (ii) is responsible for any adverse Tax consequences that may result if the Domestication is determined not to qualify as a reorganization under Section 368 of the Code.
ARTICLE III
MERGER
3.1   Merger.   Upon and subject to the terms and conditions set forth in this Agreement, and following the Domestication, on the Closing Date (as defined in Section 3.2), in accordance with the applicable provisions of the DGCL, Merger Sub shall be merged with and into the Company. Following the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving company in the Merger (the “Surviving Corporation”) under the DGCL and become a wholly owned subsidiary of Parent.
3.2   Closing; Effective Time.   Unless this Agreement is earlier terminated in accordance with Article IX, the closing of the Merger (the “Closing”) shall take place at the offices of Loeb & Loeb LLP, 345 Park Avenue, New York, New York on a date no later than three (3) Business Days after the satisfaction or waiver of all the conditions set forth in Article VIII that are required to be satisfied prior to the Closing Date, or at such other place and time as the Company and the Parent Parties may mutually agree upon. The parties may participate in the Closing via electronic means. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date”. At the Closing, Merger Sub and the Company shall execute a certificate of merger (the “Certificate of Merger”) in form and substance acceptable to Parent and the Company, and the parties hereto shall cause the Merger to be consummated by filing the Certificate of Merger with the Delaware Secretary of State, all in accordance with the provisions of the DGCL. The Merger shall become effective at the time when the Certificate of Merger is accepted by the Delaware Secretary of State, or at such later time as may be agreed by Parent and the Company in writing and specified in the Certificate of Merger, in accordance with the DGCL (the “Effective Time”). For the avoidance of doubt, the Closing shall occur after the effectiveness of the Domestication.
3.3   Directors and Officers.
(a)   The (i) officers of the Company as of immediately prior to the Effective Time, shall be the officers of the Surviving Corporation from and after the Effective Time, and (ii) the directors of the Company as of immediately after the Effective Time shall be the directors of the Surviving Corporation from and after the Effective Time, in each case, to hold office in accordance with the Organizational Documents of the Surviving Corporation.
(b)   Immediately after the Closing, Parent’s board of directors shall consist of five (5) directors, three (3) of whom will be designated by the Company (including one director who shall satisfy the Nasdaq independence requirements), and two (2) of whom will be independent directors to be designated by the Company and agreed to by Parent prior to the Closing.
3.4   Effect of the Merger.   At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of the Merger Sub and the Company shall become the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of the Surviving Corporation.
3.5   Certificate of Incorporation and Bylaws of the Surviving Corporation.   (a) At the Effective Time, and without any further action on the part of the Company or Merger Sub, the certificate of incorporation of Merger Sub shall become the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and as provided by law.
(b)   At the Effective Time, and without any further action on the part of the Company or Merger Sub, the bylaws of Merger Sub shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with their terms, the terms of the certificate of incorporation of the Surviving Corporation and as provided by law.
(c)   At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Company Common Shares on the records of the Company.
3.6   Section 368 Reorganization.   For U.S. Federal income tax purposes, the Merger is intended to constitute a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”). Each party hereto shall, and shall cause its respective Affiliates to, use reasonable best efforts to cause the Merger to qualify for the Intended Tax Treatment (which shall include using reasonable best efforts to not take any action which may reasonably be expected to prevent such qualification). The parties to this Agreement hereby (i) adopt this Agreement as a “plan of reorganization” within the meaning of Section 1.368-2(g) of the United States Treasury Regulations, (ii) agree to file and retain such information as shall be required under Section 1.368-3 of the United States Treasury Regulations with respect to the Merger, and (iii) agree to file all Tax and other informational returns on a basis consistent with such characterization, except if otherwise required by a “determination” within the meaning of Code Section 1313. Each of the parties hereto agrees to promptly notify all other parties hereto of any challenge to the Intended Tax Treatment by any Governmental Authority. Each of the parties acknowledges and agrees that each has had the opportunity to obtain independent legal and tax advice with respect to the transactions contemplated by this Agreement.
ARTICLE IV
CONSIDERATION
4.1   Conversion of Shares.
(a)   Conversion of Company Common Shares.   At the Effective Time, by virtue of the Merger and without any action on the part of Parent the Merger Sub, the Company or the Stockholders, each Company Common Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares and Dissenting Shares, each as defined below) shall be canceled and automatically converted into the right to receive, without interest, a number of Domesticated Parent Common Shares equal to the Exchange Ratio (the “Applicable Per Share Merger Consideration”).
(b)   Dissenting Shares; Appraisal Rights.   Each Company Common Share (the “Dissenting Shares”) owned by Stockholders who have validly exercised and not effectively withdrawn or lost their appraisal rights in connection with the Merger pursuant to Section 262 of the DGCL (the “Dissenting Stockholders”) shall not be converted into a right to receive a portion of the Merger Consideration, but instead shall be entitled to only such rights as are granted by Section 262 of the DGCL, unless and until such Dissenting Stockholder effectively waives, withdraws its demand for, or otherwise loses his, her or its appraisal rights pursuant to Section 262 of the DGCL with respect to any Dissenting Shares; provided, however, if, after the Effective Time, such Stockholder fails to perfect, waives, withdraws, or loses his, her or its appraisal rights pursuant to Section 262 of the DGCL, or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, such Company Common Shares shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with Section 4.1(a), without interest thereon.
(c)   Conversion of Merger Sub Shares.   At the Effective Time, by virtue of the Merger and without any action on the part of Parent, the Merger Sub, the Company or the Stockholders, each share of capital stock of Merger Sub that is issued and outstanding immediately prior to the Effective Time shall be canceled and automatically converted into a share of common stock, par value $0.0001 of the Surviving Corporation. Each certificate evidencing ownership of shares of capital stock of Merger Sub shall, as of the Effective Time, evidence ownership of shares of common stock of the Surviving Corporation.
(d)   Treatment of Certain Company Shares.   At the Effective Time, all Company Common Shares that are owned by the Company (as treasury shares or otherwise) or any of its direct or indirect

Subsidiaries as of immediately prior to the Effective Time (collectively, the “Excluded Shares”) shall be automatically canceled and extinguished without any conversion or consideration delivered in exchange thereof.
(e)   No Liability.   Notwithstanding anything to the contrary in this Section 4.1, none of Surviving Corporation or any party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.
(f)   Surrender of Certificates.   All securities issued upon the surrender of Company Common Shares in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such securities.
(g)   Lost, Stolen or Destroyed Certificates.   In the event any certificates for any Company Common Share shall have been lost, stolen or destroyed, Parent shall cause to be issued in exchange for such lost, stolen or destroyed certificates and for each such share, upon the making of an affidavit of that fact by the holder thereof; provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent with respect to the certificates alleged to have been lost, stolen or destroyed.
(h)   Adjustments in Certain Circumstances.   Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding Parent Ordinary Shares into a different number, class or series, including by reason of any reclassification, recapitalization, share split (including a reverse share split), or combination, exchange, readjustment of shares, or similar transaction, or any share dividend or distribution paid in shares, then the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to provide to the holders of Company Common Shares and Company Options the same economic effect as contemplated by this Agreement without giving effect to such event; provided, however, that this sentence shall not be construed to permit Parent, Merger Sub or the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.
4.2   Treatment of Company Options.   As of the Effective Time, each Company Option that is then outstanding shall be converted into the right to receive an option relating to Domesticated Parent Common Shares upon substantially the same terms and conditions as are in effect with respect to such option immediately prior to the Effective Time, including with respect to vesting and termination-related provisions (each, a “Domesticated Parent Option”) except that (i) such Domesticated Parent Option shall relate to that whole number of Domesticated Parent Common Shares (rounded down to the nearest whole share) equal to the number of Company Common Shares subject to such Company Option, multiplied by the Exchange Ratio, and (ii) the exercise price per share for each such Domesticated Parent Common Shares shall be equal to the exercise price per share of such Company Option in effect immediately prior to the Effective Time, divided by the Exchange Ratio (the exercise price per share, as so determined, being rounded up to the nearest full cent); provided, however, that the conversion of the Company Options will be made in a manner consistent with Treasury Regulation Section 1.424-1, such that such conversion will not constitute a “modification” of such Company Options for purposes of Section 409A or Section 424 of the Code.
4.3   Payment of Merger Consideration.
(a)   Share Exchange Procedures.   At or after the Closing, as soon as reasonably practicable after each Stockholder surrenders to Parent the certificates evidencing such Stockholder’s Company Common Shares to the extent certificated (collectively, for purposes of this Section 4.3, the “Share Certificates”) for cancellation, together with a completed and executed Letter of Transmittal substantially in the form agreed to between Parent and the Company (the “Letter of Transmittal”): (i) Parent shall cause to be issued to such Stockholder the Applicable Per Share Merger Consideration such Stockholder has the right to receive in connection with the Merger pursuant to Section 4.1 and (ii) the Share Certificate, if any, so surrendered shall forthwith be cancelled. If a transfer of ownership of a Stockholder’s Share Certificate that is not registered in the transfer records of the Company is stated to have occurred, then payment of the relevant portion of the Merger Consideration may be made to a Person other than the Person in whose name the Share Certificate so surrendered is registered if the Share Certificate representing such shares is properly endorsed or otherwise is in proper form for transfer. If any Share Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the Stockholder claiming such Share Certificate to be lost, stolen or destroyed as provided in the Letter of Transmittal, Parent will issue in consideration of the Company Common Shares represented by such lost, stolen or destroyed Share Certificate the Merger Consideration to which the Stockholder thereof is entitled pursuant to the express terms of this Agreement; provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent with respect to the Share certificate(s) alleged to have been lost, stolen or destroyed. Until surrendered as contemplated by this Section 4.3(a), each Share Certificate shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender (or at such other applicable time) such portion of the Merger Consideration to which the holder of such Share Certificate is entitled pursuant and subject to this Article IV.
(b)   No Issuance of Fractional Shares.   No certificates or scrip representing fractional Domesticated Parent Common Shares will be issued pursuant to the Merger, and instead any such fractional share that would otherwise be issued will be rounded to the nearest whole share (with 0.5 shares rounded up).
4.4   Appraisal Rights.   No Dissenting Stockholder who has validly exercised his, her or its appraisal rights pursuant to Section 262 of the DGCL shall be entitled to receive the Applicable Per Share Merger Consideration with respect to the Dissenting Shares owned by such Dissenting Stockholder unless and until such Dissenting Stockholder shall have effectively withdrawn or lost their dissenters’ rights under the DGCL. Each Dissenting Stockholder shall be entitled to receive only the payment resulting from the procedure set forth in the DGCL with respect to the Dissenting Shares owned by such Dissenting Stockholder. The Company shall give the Parent Parties (i) prompt notice of any notices of objection, notices of dissent, written demands for appraisal, demands for fair value, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Laws that are received by the Company relating to any Dissenting Stockholder’s rights of dissent under Cayman Companies Act and (ii) the opportunity to direct all negotiations and Proceedings with respect to demand for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.
4.5   Closing Statement; Settlement of Transaction Expenses
(a)   No later than two (2) Business Days prior to the Closing Date, Parent and the Company shall jointly prepare and deliver a written statement (the “Closing Statement”) that sets forth Parent and the Company’s good faith determination of (i) the Specified Indebtedness Amount, (ii) the Merger Consideration and components thereof, (iii) the Exchange Ratio and components thereof, (iii) the amount of funds available in the Trust Fund following the exercise of redemption rights by the holders of Parent Ordinary Shares in conjunction with the shareholder vote on the Parent Shareholder Approval Matters, (iv) the aggregate outstanding amount of (A) accrued and unpaid Transaction Expenses of the Parent Parties, (B) Indebtedness of the Parent Parties, and (C) the Deferred Underwriting Amount (collectively, the “Outstanding Parent Expense Amount”) in each case, as of immediately prior to the Closing, which portion of the statement shall include an indication of any amounts of Indebtedness that will be satisfied through the exercise of rights of conversion into securities of Parent in connection with the Closing and (v) the accrued and unpaid Transaction Expenses of the Company (the “Outstanding Company Expense Amount”) as of immediately prior to the Closing. The Closing Statement shall be derived in good faith from the Books and Records of Parent and the Company, as applicable.
(b)   Concurrently with the Closing, Parent shall pay or cause to be paid, (i) the Outstanding Parent Expense Amount to the applicable recipients thereof; and (ii) the Outstanding Company Expense Amount to applicable recipients thereof, in each case, as set forth in the Closing Statement and in accordance with wire instructions provided by the applicable party.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as set forth in the disclosure schedules delivered by the Company to the Parent Parties simultaneously with the execution of this Agreement (the “Company Disclosure Schedules”), the Company hereby represents and warrants to the Parent Parties that each of the following representations and warranties is true, correct and complete as of the date of this Agreement (or, if such representations and warranties are made with respect to a certain date, as of such date). The parties hereto agree that any reference to numbered and lettered sections and subsections of this Article V shall only refer to the section or subsection being referenced.
5.1   Corporate Existence and Power.   The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware, and each of its Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it was formed. The Company and each Subsidiary has all requisite power and authority, corporate and otherwise, and all governmental licenses, franchises, Permits, authorizations, consents and approvals necessary and required to own and operate its properties and assets and to carry on the Business as presently conducted, other than as would not be reasonably expected to, individually or in the aggregate, have a Company Material Adverse Effect. The Company and each Subsidiary is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its Business as currently conducted makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have a Company Material Adverse Effect. Schedule 5.1 of the Company Deisclosure Schedules lists all jurisdictions in which the Company and each Subsidiary is qualified to conduct business as a foreign corporation or other entity.
5.2   Corporate Authorization.   The Company has all requisite power and authority to execute and deliver this Agreement and the Additional Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. This Agreement and all Additional Agreements to which the Company is or shall be a party have been duly authorized by all necessary action on the part of the Company, subject to the authorization and approval of this Agreement, the Certificate of Merger and the transactions contemplated hereby, by way of a special resolution of the Stockholders passed by the affirmative vote of holders of Company Common Shares representing at least a majority of the votes of the Company Common Shares present in person or represented by proxy in accordance with the Organizational Documents of the Company and the DGCL (the “Requisite Company Vote”). This Agreement constitutes, and, upon their execution and delivery, each of the Additional Agreements will constitute, a valid and legally binding agreement of the Company enforceable against the Company in accordance with their respective terms to which it is a party (assuming execution by the counterparties hereto and thereto), subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.
5.3   Governmental Authorization.   Assuming the truth and completeness of the representations and warranties of Parent contained in this Agreement, neither the execution, delivery nor performance by the Company of this Agreement or any Additional Agreements to which it is a party requires any consent, approval, license or other action by or in respect of, or registration, declaration or filing with, any Governmental Authority other than (i) the filing of the Certificate of Merger in accordance with the DGCL, (ii) in respect of the applicable requirements of the HSR Act or (iii) any consents, approvals, licenses or other actions, the absence of which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Company to perform or comply with on a timely basis any obligation of the Company under this Agreement or to consummate the transactions contemplated hereby.
5.4   Non-Contravention; Consents.   Except as set forth in Schedule 5.4 of the Company Disclosure Schedules, none of the execution, delivery or performance by the Company of this Agreement or any Additional Agreements to which it is a party does or will (a) contravene or conflict with the Organizational Documents of the Company or any Subsidiary, (b) contravene or conflict with or constitute a violation of any provision of any Law or Order binding upon or applicable to the Company, (c) constitute a default under or breach of (with or without the giving of notice or the passage of time or both), or violate or give rise to any right of termination, cancellation, amendment or acceleration of any right or obligation of the Company, or require any payment, reimbursement, consent, waiver, approval, authorization under, or result in the loss of any material benefit relating to the Business to which the Company or any of its Subsidiaries is entitled under any provision of any Material Contract, or (d) result in the creation or imposition of any Lien (except for Permitted Liens) on any of the Company’s assets, in the cases of clauses (b) through (d), other than as would not be reasonably expected to, individually or in the aggregate, have a Company Material Adverse Effect.
5.5   Capital Structure.
(a)   Share Capital.   There are 370,000,000 shares of capital stock of the Company authorized, comprised of (i) 350,000,000 authorized Company Common Shares of which 197,266,338 are issued and outstanding as of the date hereof, (ii) and 20,000,000 authorized shares, par value $0.0001 each of preferred stock (the “Company Preferred Shares”) none of which are issued and outstanding as of the date hereof. As of the date hereof, a total of 28,163,510 Company Common Shares are reserved for issuance upon the exercise of all Company Options. All of the issued and outstanding Company Common Shares have been duly authorized and validly issued, are fully paid and non-assessable, and are not subject to any preemptive rights and have not been issued in violation of any preemptive or similar rights of any Person. As of the date hereof, all of the issued and outstanding Company Common Shares are owned legally and beneficially by the Persons set forth on Schedule 5.5(a) of the Company Disclosure Schedules. Except for the Company Common Shares and the Company Preferred Shares, no other class in the share capital of the Company is authorized or issued or outstanding.
(b)   Except as set forth on Schedule 5.5(b) of the Company Disclosure Schedules, there are no: (a) outstanding Company Options; (b) outstanding subscriptions, options, warrants, rights (including phantom stock rights), calls, commitments, understandings, conversion rights, rights of exchange, plans or other agreements of any kind providing for the purchase, issuance or sale of any share of the Company; or (c) agreements with respect to any of the Company Common Shares, including any voting trust, other voting agreement or proxy with respect thereto. Schedule 5.5(b) of the Company Disclosure Schedules sets forth the names of the holder of each Company Option, and the exercise price, the grant date and the expiration date thereof.
5.6   Organizational Documents.   Copies of the Organizational Documents of the Company and each of its Subsidiaries have heretofore been made available to the Parent Parties, and such copies are each true and complete copies of such instruments as amended and in effect on the date hereof. Neither the Company nor any Subsidiary has taken any action in violation or derogation of its Organizational Documents, other than as would not be reasonably expected to, individually or in the aggregate, have a Company Material Adverse Effect.
5.7   Assumed Names.   Schedule 5.7 of the Company Disclosure Schedules is a complete and correct list of all assumed or “doing business as” names currently or, since December 31, 2019, used by the Company, including names on any websites. Since December 31, 2019, none of the Company or any Subsidiary has used any assumed or “doing business as” name other than the names listed on Schedule 5.7 of the Company Disclosure Schedules to conduct the Business.
5.8   Subsidiaries.
(a)   Schedule 5.8(a) of the Company Disclosure Schedules sets forth the name of each Subsidiary of the Company, and with respect to each Subsidiary, its jurisdiction of organization, its authorized shares or other equity interests (if applicable), and the number of issued and outstanding shares or other equity interests and the record holders thereof. Other than as set forth on Schedule 5.8(a) of the Company Disclosure Schedules, (i) all of the outstanding equity securities of each Subsidiary of the Company are duly authorized and validly issued, duly registered and non-assessable (if applicable), were offered, sold and delivered in material compliance with all applicable securities Laws, and are owned by the Company or one of its Subsidiaries free and clear of all Liens (other than those, if any, imposed by such Subsidiary’s Organizational Documents and Permitted Liens); (ii) there are no Contracts to which the Company or any of its Affiliates is a party or bound with respect to the voting (including voting trusts or proxies) of the shares or other equity interests of any Subsidiary of the Company other than the Organizational Documents of any such Subsidiary; (iii) there are no outstanding or authorized options, warrants, rights, agreements, subscriptions, convertible securities or commitments to which any Subsidiary of the Company is a party or which are binding upon any Subsidiary of the Company providing for the issuance or redemption of any shares or other equity interests or convertible equity interests in or of any Subsidiary of the Company; (iv) there are no outstanding equity appreciation, phantom equity, profit participation or similar rights granted by any Subsidiary of the Company; (v) except as set forth on Schedule 5.8(a) of the Company Disclosure Schedules, no Subsidiary of the Company has any limitation on its ability to make any distributions or dividends to its equity holders, whether by Contract, Order or applicable Law; (vi) except for the equity interests of the Subsidiaries listed on Schedule 5.8(a), the Company does not own or have any rights to acquire, directly or indirectly, any shares or other equity interests of, or otherwise Control, any Person; (vii) none of the Company or its Subsidiaries is a participant in any joint venture, partnership or similar arrangement, and (viii) except as set forth on Schedule 5.8(a) of the Company Disclosure Schedules, there are no outstanding contractual obligations of the Company or its Subsidiaries to make or provide funds in respect of any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.
5.9   Financial Statements.
(a)   Schedule 5.9(a) of the Company Disclosure Schedules includes the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2019, consisting of the audited consolidated balance sheets as of such date, the audited consolidated income statements for the twelve (12) month period ended on such date, and the audited consolidated cash flow statements for the twelve (12) month periods ended on such date, audited in accordance with the requirements of the Public Company Accounting Oversight Board as well as the unaudited consolidated financial statements of the Company as of and for the twelve months ended December 31, 2020 and for the twelve months ended December 31, 2021 (collectively, the “Financial Statements”).
(b)   The Financial Statements are complete and accurate and fairly present in all material respects, in conformity with its applicable accounting standards applied on a consistent basis in all material respects, the financial position of the Company as of the dates thereof and the results of operations of the Company for the periods reflected therein. The Financial Statements (i) were prepared from the Books and Records of the Company; (ii) were prepared on an accrual basis in accordance with its applicable accounting standards consistently applied; (iii) contain and reflect all necessary adjustments and accruals for a fair presentation of the Company’s financial condition as of their dates including for all warranty, maintenance, service and indemnification obligations; and (iv) contain and reflect adequate provisions for all Liabilities for all material Taxes applicable to the Company with respect to the periods then ended.
(c)   Except (i) as specifically disclosed, reflected or fully reserved against on the Financial Statements, (ii) for Liabilities and obligations of a similar nature and in similar amounts incurred in the ordinary course of business since January 1, 2022, (iii) for Liabilities incurred in connection with the negotiation, preparation or execution of this Agreement or any Additional Agreements, the performance of their respective covenants or agreements in this Agreement or any Additional Agreement or the consummation of the transactions contemplated hereby or thereby and (iv) for Liabilities that are not, and would not reasonably be expected to have individually or in the aggregate, have a Company Material Adverse Effect, the Company and is Subsidiaries does not have any Liabilities of the type required to be set forth on a balance sheet in accordance with U.S. GAAP consistently applied in accordance with past practice.
(d)   The Financial Statements accurately reflect in all material respects the outstanding Indebtedness of the Company as of the date thereof. Except as set forth on Schedule 5.9(d) of the Company Disclosure Schedules or in the Financial Statements, the Company does not have any material Indebtedness.
(e)   The Company has established and maintain systems of internal accounting controls that are sufficient to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization, and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for the assets of the Company and its Subsidiaries. The Company maintains and, for all periods covered by the Financial Statements, has maintained Books and Records of the Company and its Subsidiaries in the ordinary course of business that are true and complete and reflect the revenues, expenses, assets and liabilities of the Company and its Subsidiaries in all material respects.
(f)   As of the date hereof, the Outstanding Company Expense Amount does not exceed the amount set forth in Schedule 5.9(f) of the Company Disclosure Schedules.
5.10   Absence of Certain Changes.   Since September 30, 2021, except as set forth on Schedule 5.10 of the Company Disclosure Schedules or contemplated by this Agreement, any Additional Agreements or in connection with the transactions contemplated hereby and thereby, (a) the Company has conducted the Business in the ordinary course consistent with past practices in all material respects; (b) there has not been any Company Material Adverse Effect; (c) the Company has not taken any action nor has any event occurred which would have violated the covenants of the Company set forth in clauses (i) through (xiii) of Section 7.1 if such action had been taken or such event had occurred between the date hereof and the Closing Date.
5.11   Properties; Title to the Company’s Assets.   The Company has good, valid and marketable title in and to, or in the case of the assets which are leased or licensed pursuant to Contracts, a valid leasehold interest or license in or a right to use, in each case, free and clear of all Liens (other than Permitted Liens), all of their assets reflected on the Financial Statements or acquired after September 30, 2021, other than as would not reasonably be expected to, individually or in the aggregate, have a Company .Material Adverse Effect. The Company’s assets constitute all of the assets of any kind or description whatsoever, for the Company to operate the Business immediately after the Closing in the same manner as the Business is currently being conducted in all material respects.
5.12   Litigation.   Except as set forth on Schedule 5.12 of the Company Disclosure Schedules, as of the date hereof (i) there is no Action (or any basis therefor) pending against, or to the knowledge of the Company threatened against or affecting, the Company or any Subsidiary or any of their respective assets, or, solely as to any Action relating to the Company or the Business, any Company officers or directors, other than as would not be reasonably expected to, individually or in the aggregate, have a Company Material Adverse Effect; and (ii) there are no outstanding judgments against the Company that would reasonably to be expected to have a material adverse effect on the ability of the Company to enter into and perform its obligations under this Agreement.
5.13   Contracts.
(a)   Schedule 5.13(a) of the Company Disclosure Schedules lists all material Contracts, oral or written (collectively, the “Material Contracts”) to which the Company or any Subsidiary is a party and which are currently in effect and constitute the following:
(i)   all Contracts that require annual payments or expenses by, or annual payments or income to, the Company of $200,000 or more (other than standard purchase and sale orders entered into in the ordinary course of business consistent with past practice), including without limitation the Exclusive Distribution Agreement with Cardinal Health 105 Inc.,
(ii)   all sales, advertising, agency, lobbying, broker, sales promotion, market research, marketing or similar contracts and agreements, in each case requiring the payment of any commissions by the Company in excess of $200,000 annually;
(iii)   all employment Contracts, employee leasing Contracts, and consultant and sales representatives Contracts with any current or former officer, director, employee or consultant of the Company or other Person, under which the Company (A) has continuing obligations for payment of annual compensation of at least $200,000 (other than oral arrangements for at-will employment), (B) has material severance or post termination obligations to such Person (other than COBRA obligations), or (C) has an obligation to make a payment upon consummation of the transactions contemplated hereby or as a result of a change of control of the Company;

(iv)   all Contracts creating a material joint venture, an exclusive contractual relationship or a strategic alliance, and all limited liability company and/or partnership/LLC/shareholder agreements to which the Company is a party;
(v)   all Contracts relating to any material acquisitions or dispositions of assets by the Company in excess of $150,000;
(vi)   all Contracts (i) under which the Company or any of its Subsidiaries is currently: (A) licensing or otherwise providing the right to use to any third party any Owned Intellectual Property, or (B) licensing or otherwise receiving the right to use from any third party any Intellectual Property, with the exception of (1) non-exclusive licenses and subscriptions to commercially available software or technology with a dollar value individually not in excess of $150,000 and “shrink wrap” licenses, (2) any Contract related to open source software, or (3) any Contract under which the Company licenses or receives a license to any Intellectual Property in the ordinary course of its business, and (ii) under which the Company or any of its Subsidiaries has entered into an agreement not to assert or sue with respect to any Intellectual Property;
(vii)   all Contracts that substantially limit the freedom of the Company or any Subsidiary to compete in any line of business with any Person or in any geographic area;
(viii)   all guarantees of indebtedness of any Subsidiary or of any other Person in an amount of $200,000 or more;
(ix)   all Contracts with Sorrento;
(x)   all Contracts relating to real or tangible property or assets in which the Company holds a leasehold interest (including the Company Leases) and which involve payments to the lessor thereunder in excess of $30,000 per month;
(xi)   all Contracts relating to outstanding Indebtedness set forth on Schedule 5.9(d) of the Company Disclosure Schedules, including financial instruments of indenture or security instruments (typically interest-bearing) such as notes, mortgages, loans and lines of credit;
(xii)   any Contract relating to the voting or control of the equity interests of the Company or the election of directors of the Company (other than the Organizational Documents of the Company);
(xiii)   any material Contract that can be terminated, or the provisions of which can or will be adversely altered, as a result of the consummation of the transactions contemplated by this Agreement or any of the Additional Agreements to which the Company is a party;
(xiv)   all research and development contracts with annual payments in excess of $200,000;
(xv)   any Contract for which any of the benefits, compensation or payments (or the vesting thereof) with respect to a director, officer, employee or consultant of a member of Company will be increased or accelerated by the consummation of the transactions contemplated hereby or the amount or value thereof will be calculated on the basis of any of the transactions contemplated by this Agreement; and
(xvi)   any Contract relating to any pending merger, equity acquisition or disposition, or any purchase or sale of all or substantially all the assets of any Person.
(b)   Except for any Material Contract that has terminated or will terminate upon the expiration of the stated term thereof prior to the Closing Date (i) each Material Contract is a valid and binding agreement, and is in full force and effect, (ii) neither the Company nor, to the knowledge of the Company, any other party thereto, is in breach or default (whether with or without the passage of time or the giving of notice or both) under the terms of any such Material Contract in any material respect, (iii) the Company has not assigned, delegated, or otherwise transferred any of its rights or obligations with respect to any Material Contract, or granted any power of attorney with respect thereto or to any of the Company’s assets, and (iv) no Contract (A) requires the Company to post a bond or deliver any other form of security or payment to secure its obligations thereunder or (B) imposes any non-competition covenants that may be binding on, or restrict the Business or require any payments by or with respect to any Parent Party or any of its Affiliates, in each case, other than as would not be material to the Company and its Subsidiaries taken as a whole. The Company previously provided to the Parent Parties true and correct fully executed copies of each written Material Contract.
(c)   Each of the transactions between the Company or any Subsidiary, on the one hand, and any Stockholder, officer, employee or director of the Company or any Affiliate of any such Person, on the other hand (collectively, the “Related Party”) (if any) entered into or occurring prior to the Closing (i) is an arms-length transaction in all material respects , or (ii) is transaction duly approved by the board of directors in accordance with the Organizational Documents of the Company or such Subsidiary.
5.14   Licenses and Permits.   Schedule 5.14 of the Company Disclosure Schedules correctly lists each material license, franchise, permit, order or approval or other similar authorization necessary to operate the Business that is held by the Company or its Subsidiaries, together with the name of the Governmental Authority issuing the same (the “Permits”). Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect or as set forth on Schedule 5.14 of the Company Disclosure Schedules, such Permits are valid and in full force and effect, and none of the Permits will, assuming the related third party consent has been obtained or waived prior to the Closing Date, be terminated or become terminable as a result of the transactions contemplated hereby.
5.15   Compliance with Laws.   The Company is not in violation of, has not for the last two (2) years violated, or been given written notice within the last two (2) years of any violation or alleged violation of, any Law, and to the knowledge of the Company, is not under investigation with respect to any such violation, except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, in each case.
5.16   Intellectual Property.
(a)   Schedule 5.16 of the Company Disclosure Schedules sets forth a true, accurate and complete list of all (i) issued patents and pending patent applications, (ii) trademark registrations and pending trademark applications, (iii) registered copyrights and pending copyright applications, and (iv) internet domain name registrations, in each case that are owned by the Company or any of its Subsidiaries (“Scheduled Intellectual Property” and collectively, and together with other Intellectual Property owned by or purported to be owned by the Company or any of its Subsidiaries, the “Owned Intellectual Property”). All of the registrations, applications, and issuance within the Scheduled Intellectual Property are, to the knowledge of the Company, subsisting, in full force and effect, and to the knowledge of the Company, all such registrations and issuances within the Scheduled Intellectual Property are valid, subsisting and enforceable.
(b)   Except for any licenses granted to Owned Intellectual Property, the Company exclusively owns all right, title and interest in and to the Owned Intellectual Property free and clear of all Liens, other than Permitted Liens. Except as set forth on Schedule 5.16(b) of the Company Disclosure Schedules, (i) no Owned Intellectual Property is the subject of any current opposition, cancellation, or similar Proceeding before any Governmental Authority in which the Company is a party other than Proceedings involving the examination of applications for registration of Intellectual Property (e.g., patent prosecution Proceedings, trademark prosecution Proceedings, and copyright prosecution Proceedings), (ii) neither the Company nor any of its Subsidiaries is specifically identified as being subject to any injunction or other specific judicial, administrative, or other Order that restricts or impairs its ownership, registrability, enforceability, use or distribution of any Owned Intellectual Property, and (iii) neither the Company nor any of its Subsidiaries is a named party in any current Proceeding that the Company reasonably expects would materially and adversely affect the validity, use or enforceability of any Owned Intellectual Property. Except as set forth on Schedule 5.16(b) of the Company Disclosure Schedules, to the knowledge of the Company no Proceedings described in this Section 5.16(b) are or have been threatened in writing.
(c)   To the knowledge of the Company, the Company or its Subsidiaries owns all right, title and interest in and to, or has valid, sufficient, subsisting and enforceable rights to use all Intellectual Property material to its Business as currently conducted. The consummation of the transaction contemplated hereby will not, by itself, directly and immediately materially impair any rights of the Company or any of its Subsidiaries to any material Owned Intellectual Property or any material licensed Intellectual Property.
(d)   To the knowledge of the Company, the conduct of the business of the Company, including its Subsidiaries, as is currently conducted or conducted in the five (5) year period immediately preceding the date hereof, including any use of the Owned Intellectual Property as currently used by the Company or any of its Subsidiaries, does not infringe, misappropriate, or violate any Intellectual Property or other proprietary right of any Person. Schedule 5.16(d) of the Company Disclosure Schedules sets forth a true, accurate, and complete list of all Proceedings in which the Company is a named party that are pending in which it is alleged that the Company or any of its Subsidiaries is infringing, misappropriating, or violating the Intellectual Property of any Person.
(e)   Schedule 5.16(e) of the Company Disclosure Schedules sets forth a true, accurate, and complete list of pending Proceedings in which it is alleged that any Person is infringing, misappropriating or violating rights of the Company or any of its Subsidiaries to Owned Intellectual Property. To the knowledge of the Company, no Person is infringing, violating or misappropriating the rights of the Company or any of its Subsidiaries in or to any Owned Intellectual Property.
(f)   Except as set forth in Schedule 5.16(f) of the Company Disclosure Schedules, each current and former officer, employee and/or contractor of the Company or any of its Subsidiaries who in the regular course of such Person’s employment or engagement with the Company or Subsidiary would reasonably be expected to create or contribute to the creation of any material Owned Intellectual Property, has executed an assignment or similar agreement with the Company or Subsidiary assigning to the Company or Subsidiary all right, title, and interest in and to such Owned Intellectual Property. No Governmental Authority or academic institution has any right to, ownership of, or right or royalties for, any Owned Intellectual Property.
(g)   The Company and each of its Subsidiaries have taken commercially reasonable steps to safeguard and maintain the secrecy and confidentiality of, and their proprietary rights in and to, non-public Owned Intellectual Property. To the knowledge of the Company, no present or former officer, director, employee, agent, independent contractor, or consultant of the Company or any of its Subsidiaries has misappropriated any trade secrets or other confidential information of any other Person in the course of the performance of responsibilities to the Company or Subsidiary.
(h)   Schedule 5.16(h) of the Company Disclosure Schedules identifies each standards-setting organization (including ETSI, 3GPP, 3GPP2, TIA, IEEE, IETF, and ITU-R), university or industry body, consortium, other multi-party special interest group and any other collaborative or other group in which the Company is currently participating, or has participated in the past or applied for future participation in, including any of the foregoing that may be organized, funded, sponsored, formed or operated, in whole or in part, by any Governmental Authority, in all cases, to the extent related to any Intellectual Property (each a “Standards Body”). The Company has not made any written Patent disclosures to any Standards Body. The Company is in material compliance with all agreements of such Standards Bodies that relate to Intellectual Property. The Company is not engaged in any material dispute with any Standards Body with respect to any Intellectual Property or with any third Persons with respect to Company’s conduct with respect to any Standards Body.
(i)   The Company has implemented and maintains, and has used commercially reasonable efforts to ensure that all providers of information technology services to the Company that involve or relate to the collection, storage, processing or transmission of sensitive information, including Personal Data and Protected Health Information (the “IT Providers”), have implemented and maintain: (i) commercially reasonable administrative, technical, and physical safeguards designed to prevent the loss, alteration, or destruction of, or unauthorized access to or disclosure of, Personal Data and Protected Health Information and (ii) a security plan that is designed to (A) identify internal and external risks to the security of the confidential information included in Personal Data or Protected Health Information maintained by, or provided to, the Company; (B) implement, monitor and provide adequate and effective administrative, electronic (including technical safeguards, such as 128 bit encryption for all data at rest) and physical safeguards to control such risk; and (C) maintain notification procedures in compliance with applicable Laws in the case of any breach of security with respect to sensitive information, including Personal Data and Protected Health Information.
(j)   To the knowledge of the Company, since January 1, 2018, no IT Provider has experienced any breach of security or otherwise unauthorized use or access by or disclosure to third parties by any such IT Provider or its employees, consultants or contractors with respect to any Personal Data or Protected Health Information collected, obtained, or stored by or on behalf of the Company.
(k)   Except as set forth in Schedule 5.16(k) none of the tangible embodiments of Owned Intellectual Property (including software) is currently or was in the past distributed or used by the Company with any Public Software in a manner that requires that any of the Owned Intellectual Property (in whole or in part) or tangible embodiments thereof be dedicated to the public domain, disclosed, distributed in source code form, made available at no charge, or reverse engineered. Schedule 5.19(m) further identifies the Public Software with which such tangible embodiments identified pursuant to the previous sentence were distributed or used, and the manner of such distribution or use, and how such Public Software was integrated or combined with or linked to any such tangible embodiments.
(l)   The Company is in actual possession and control of the source code of the software within the Owned Intellectual Property, as well as all related material documentation, specifications and know how. Except as set forth on Schedule 5.16(l), no Person other than the Company and its employees and contractors (i) has a right to access or possess any source code of the software within the Owned Intellectual Property, or (ii) will be entitled to obtain access to or possession of such source code as a result of the execution, delivery and performance of by the Company of this Agreement and the consummation of the Transactions.
5.17   Customers and Suppliers.
(a)   Schedule 5.17(a) of the Company Disclosure Schedules sets forth a list of the Company’s customers and the ten (10) largest suppliers as measured by the dollar amount of purchases therefrom or thereby, for the year ended December 31, 2021, showing the approximate total sales by the Company to each direct and indirect customer and the approximate total purchases by the Company from each such supplier, during each such period, each on a consolidate bases.
(b)   Except as set forth on Schedule 5.17(b) of the Company Disclosure Schedules, as of the date hereof, no customer or supplier listed on Schedule 5.17(a) of the Company Disclosure Schedules has (i) terminated its relationship with the Company, (ii) materially reduced its business with the Company or materially and adversely modified its relationship with the Company, (iii) notified the Company in writing of its intention to take any such action, or (iv) to the knowledge of the Company, become insolvent or subject to bankruptcy Proceedings.
5.18   Employees; Employee Benefits.
(a)   Schedule 5.18(a) of the Company Disclosure Schedules sets forth a true, correct and complete list of the executive officers of the Company and each Subsidiary, setting forth the name and title for each such Person.
(b)   Except as set forth on Schedule 5.18(b) of the Company Disclosure Schedules, neither the Company nor any Subsidiary is a party to or subject to any collective bargaining agreement, non-competition agreement restricting the activities of the Company, or any similar agreement, and there has been no Proceeding or other activity by a labor union or any representative thereof to organize any employees of the Company or any Subsidiary.
(c)   Schedule 5.18(c) of the Company Disclosure Schedules sets forth an accurate and complete list of all material Company and Subsidiary Benefit Arrangements. For purposes of this Agreement, “Benefit Arrangements” means all “employee benefit plans” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, and any other plan providing for discretionary or non-discretionary bonus, commission or incentive compensation, profit sharing, pension, severance, savings, deferred compensation, fringe benefit, insurance (whether medical, dental, life, disability or otherwise), welfare, post-retirement health or welfare benefit, severance, stock option, phantom stock, stock purchase, restricted stock, company car, scholarship, relocation, disability, accident, sick pay, sick leave, accrued leave, vacation, holiday, termination, unemployment, individual employment, executive compensation, payroll practices, retention, change in control, or other plan, agreement, policy, trust fund, or arrangement (whether written or unwritten, insured or self-insured) maintained, sponsored, or contributed to (or with respect to which any obligation to contribute has been undertaken) by the Company on behalf of any employee, officer, director, consultant or other service provider of the Company or under which the Company has any Liability.
(d)   With respect to each Benefit Arrangement, the Company has made available to Parent or its counsel a true and complete copy, to the extent applicable, of: (i) each writing constituting a part of such Benefit Arrangement and all amendments thereto, (ii) the most recent annual report and accompanying schedule; (iii) the current summary plan description and any material modifications thereto; (iv) the most recent annual financial and actuarial reports; (v) the most recent determination or opinion letter received by the Company from the IRS regarding the tax-qualified status of such Benefit Arrangement and (vi) the most recent written results of all required compliance testing.
(e)   With respect to each Benefit Arrangement, (i) each Benefit Arrangement has been established, maintained and administered in all material respects in accordance with its express terms and with the requirements of ERISA, the Code and other applicable Law; (ii) there are no pending or threatened actions, claims or lawsuits against or relating to the Benefit Arrangement or against any fiduciary of the Benefit Arrangement with respect to the operation of such arrangements (other than routine benefits claims); (iii) each Benefit Arrangement intended to be qualified under Section 401(a) of the Code has received a favorable determination, or may rely upon a favorable opinion letter, from the Internal Revenue Service that it is so qualified and nothing has occurred since the date of such letter with respect to the operation of such Benefit Arrangement which could cause the loss of such qualification or the imposition of any material liability, penalty or tax under ERISA or the Code; (iv) no such Benefit Arrangement is under audit or investigation by any Governmental Authority or regulatory authority; (v) all payments required to be made by the Company under any Benefit Arrangement, any contract, or by Law (including all contributions (including all employer contributions and employee salary reduction contributions), insurance premiums or intercompany charges) since January 1, 2018 have been timely made or properly accrued and reflected in the most recent consolidated balance sheet prior to the date hereof, in accordance with the provisions of each of the Benefit Arrangement, applicable Law and U.S. GAAP, in each case, in all material respects; and (vi) there are no facts or circumstances that would be reasonably likely to subject the Company or any Subsidiary to any assessable payment under Section 4980H of the Code with respect to any period prior to the Closing Date that is material either individually or in the aggregate.
(f)   Since January 1, 2018, no Benefit Arrangement is, and none of the Company, any Subsidiary, any corporation, trade, business, or entity that would be deemed a “single employer” with the Company within the meaning of Section 414(b), (c), (m), or (o) of the Code or Section 4001 of ERISA (each, an “ERISA Affiliate”), or any of their respective predecessors has contributed to, contributes to, has been required to contribute to, or otherwise participated in or participates in or in any way has any Liability with respect to any plan subject to Section 412, 430 or 4971 of the Code, Section 302 or Title IV of ERISA, including any “multiemployer plan” (within the meaning of Sections 3(37) or 4001(a)(3) of ERISA or Section 414(f) of the Code), a “multiple employer plan” (as defined in Section 413 of the Code), a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), any single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) which is subject to Sections 4063, 4064 and 4069 of ERISA or Section 413(c) of the Code, or a plan maintained in connection with any trust described in Section 501(c)(9) of the Code. None of the Benefit Arrangements provides retiree health or life insurance benefits except as may be required by Section 4980B of the Code and Section 601 of ERISA, or any other applicable Law, or at the expense of the participant or the participant’s beneficiary.
(g)   Except as specified in Schedule 5.18(g) of the Company Disclosure Schedules, neither the execution, delivery and performance of this Agreement or any Additional Agreement to which the

Company is a party nor the consummation of the transactions contemplated by this Agreement will (either alone or in combination with another event) (i) result in any severance or other payment becoming due, or increase the amount of any compensation or benefits due, to any current or former employee, officer, director, consultant or other service provider of the Company; (ii) limit or restrict the right of the Company to merge, amend or terminate any Benefit Arrangement; or (iii) result in the acceleration of the time of payment or vesting, or result in any payment or funding (through a grantor trust or otherwise) of any such compensation or benefits under, or increase the amount of compensation or benefits due under, any Benefit Arrangement.
(h)   Neither the execution, delivery and performance of this Agreement or any Additional Agreement to which the Company is a party nor the consummation of the transactions contemplated by this Agreement will (either alone or in combination with another event) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that could reasonably be construed, individually or in combination with any other such payment, to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) on account of the transactions contemplated by this Agreement. No person is entitled to receive any additional payment (including any tax gross-up or other payment) from the Company as a result of the imposition of the excise taxes required by Section 4999 of the Code or any taxes required by Section 409A of the Code.
(i)   Each Benefit Arrangement that is a “nonqualified deferred compensation plan” (as defined in Section 409(A)(d)(1) of the Code is, in all material respects, in documentary compliance with, and has in all material respects been administered in compliance with, Section 409A of the Code.
5.19   Employment Matters.
(a)   The Company has previously delivered to the Parent Parties true and complete copies of each generally applicable employee handbook or material employment policy statement of the Company and any Subsidiary.
(b)   Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect:
(i)   to the knowledge of the Company, no current employee of the Company or any Subsidiary, in the ordinary course of his or her duties, has breached any obligation to a former employer in respect of any covenant against competition or soliciting clients or employees or servicing clients or confidentiality or any proprietary right of such former employer; and
(ii)   there is no pending representation question or union organizing activity respecting employees of the Company or any Subsidiary.
5.20   Withholding.   Except as disclosed on Schedule 5.20 of the Company Disclosure Schedules, all obligations of the Company and its Subsidiaries applicable to its employees, whether arising by operation of Law, by contract, by past custom or otherwise, or attributable to payments by the Company or any Subsidiary to trusts or other funds or to any governmental agency, with respect to unemployment compensation benefits, social security benefits, social insurance, housing fund contributions or any other benefits for its employees with respect to the employment of said employees through the date hereof have been paid or adequate accruals therefor have been made on the Financial Statements, other than as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. Except as disclosed on Schedule 5.20 of the Company Disclosure Schedules, all reasonably anticipated obligations of the Company and its Subsidiaries with respect to such employees (except for those related to wages during the pay period immediately prior to the Closing Date and arising in the ordinary course of business), whether arising by operation of Law, by contract, by past custom, or otherwise, for salaries and holiday pay, bonuses and other forms of compensation payable to such employees in respect of the services rendered by any of them prior to the date hereof have been or will be paid by the Company or the applicable Subsidiary prior to the Closing Date, other than as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

5.21   Real Property.
(a)   None of the Company or any of its Subsidiaries owns any real property.
(b)   Schedule 5.21(b) of the Company Disclosure Schedules sets forth a list of all Leases to which the Company or a Subsidiary is a party (“Company Leases”). Each Company Lease is valid and binding on the Company or its Subsidiary and, to the knowledge of the Company, the other parties thereto, and is in full force and effect in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity, and there exists no default or event of default by the lessee thereunder. The Company or a Subsidiary holds the leasehold estate with respect to the applicable Company Lease free and clear of all Liens, except for the Permitted Liens and the Liens of mortgagees of the Real Property in which such leasehold estate is located.
5.22   Tax Matters.
(a)   Except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company has filed all Tax Returns which are required to be filed by or with respect to it, and has paid all Taxes which have become due and payable by the Company; (ii) all such Tax Returns are true, correct and complete in all material respects and disclose all Taxes required to be paid by the Company; (iii) except as set forth on Schedule 5.22(a) of the Company Disclosure Schedules, no such Tax Returns have been examined by the relevant Taxing Authority; (iv) there is no Action, pending or proposed in writing, with respect to Taxes of the Company for which a Lien may be imposed upon any of the Company’s assets; (v) no statute of limitations in respect of the assessment or collection of any Taxes of the Company for which a Lien may be imposed on any of the Company’s assets has been waived or extended, which waiver or extension is in effect, except for automatic extensions of time to file Tax Returns obtained in the ordinary course of business; (vi) the Company has complied with all applicable Laws relating to the reporting, payment, collection and withholding of Taxes and has withheld or collected, paid over to the applicable Taxing Authority and reported all Taxes (including income, social, security and other payroll Taxes) required to be withheld or collected by the Company; (vii) there is no Lien (other than Permitted Liens) for Taxes upon any of the assets of the Company; (x) there is no outstanding request for a ruling from any Taxing Authority, request for a consent by a Taxing Authority for a change in a method of accounting, subpoena or request for information by any Taxing Authority, or closing agreement with any Taxing Authority (within the meaning of Section 7121 of the Code or any analogous provision of the applicable Law), with respect to the Company; (xi) except as set forth on Schedule 5.22(a)(xi) of the Company Disclosure Schedules, within the last 3 years no claim has been made by a Taxing Authority in a jurisdiction where the Company has not paid any tax or filed Tax Returns, asserting that the Company is or may be subject to Tax in such jurisdiction; (xii) except as set forth on Schedule 5.22(a)(xiii) of the Company Disclosure Schedules, the Company is not, and has never been, a party to any Tax sharing or Tax allocation Contract, other than any customary commercial contract the principal subject of which is not Taxes; and (xiv) except for the consolidated group of which Sorrento is the parent, the Company is not currently and has never been included in any consolidated, combined or unitary Tax Return other than a Tax Return that includes only the Company.
(b)   The unpaid Taxes of the Company for the current fiscal year (i) did not, as of the most recent fiscal month end, materially exceed the reserve for Tax liability (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Financial Statements and (ii) will not materially exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company in filing its Tax Return.
(c)   The Company has not taken or agreed to take any action not contemplated by this Agreement and/or any related ancillary documents that could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment. The Company does not have any knowledge of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

(d)   The Company has not deferred the withholding or remittance of any Applicable Taxes related or attributable to any Applicable Wages for any employees of the Company.
Notwithstanding any other provision of this Agreement to the contrary, (i) the representations and warranties set forth in this Section 5.22 and in Section 5.18 (insofar as they relate to Taxes) shall constitute the sole and exclusive representations and warranties made in this Agreement with respect to Tax matters of the Company and its Subsidiaries, and (ii) no representation or warranty is made in this Agreement with respect to Taxes of the Company or any of its Subsidiaries for any taxable period (or portion thereof) beginning after the Closing Date or the existence, availability, amount, usability or limitation of any net operating loss, Tax basis, or other Tax attribute of the Company or any of its Subsidiaries after the Closing Date.
5.23   Environmental Laws.
(a)   Neither the Company nor any Subsidiary has (i) received any written notice of any alleged claim, violation of or Liability under any Environmental Law that has not heretofore been cured or for which there is any remaining liability; (ii) engaged in any Hazardous Materials activity (such as the disposal, discharge, storage or release thereof) that would reasonably be foreseen to expose any employee or other individual to any Hazardous Materials so as to give rise to any Liability or corrective or remedial obligation under any Environmental Laws; or (iii) entered into any agreement that may require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other Person with respect to Liabilities arising out of Environmental Laws or the Hazardous Materials Activities of the Company, except in each case as would not, individually or in the aggregate, have a Company Material Adverse Effect.
(b)   To the knowledge of the Company, there are no Hazardous Materials in, on, or under any properties owned, leased or used at any time by the Company or any Subsidiary that would reasonably be foreseen to give rise to any material liability or corrective or remedial obligation of the Company or any Subsidiary under any Environmental Laws.
(c)   The Company has provided copies of all environmental audits and assessments in the Company’s possession of properties leased by the Company or any Subsidiary.
5.24   Finders’ Fees.   Except as set forth on Schedule 5.24 of the Company Disclosure Schedules, with respect to the transactions contemplated by this Agreement, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Company or any of Affiliates who might be entitled to any fee or commission from the Parent, the Merger Sub or any of their Affiliates (including the Company following the Closing) upon consummation of the transactions contemplated by this Agreement.
5.25   Directors and Officers.   Schedule 5.25 of the Company Disclosure Schedules sets forth a true, correct and complete list of all directors and officers of the Company and of each Subsidiary.
5.26   Certain Business Practices.   Neither the Company nor any Subsidiary, nor any director, officer, or employee, nor, to the knowledge of the Company, any agent, of the Company or any Subsidiary (in their capacities as such) has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to a Government Official or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, 15 U.S.C. §§ 78dd-1, et seq. (“FCPA”) or (iii) made any other unlawful payment to secure any improper advantage or to obtain or retain business. Neither the Company nor any Subsidiary, nor any director, officer, or employee, nor, to the knowledge of the Company, any agent, of the Company or any Subsidiary has, in the past six years, directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, Government Official or other Person who is or may be in a position to help or hinder the Company or assist the Company in connection with any actual or proposed transaction, in each case, which, if not given could reasonably be expected to have had a Company Material Adverse Effect..
5.27   International Trade Matters; Anti-Bribery Compliance.
(a)   The Company currently is and, for the past five years has been, in compliance with applicable Laws related to (i) anti-corruption or anti-bribery, including the FCPA and any other equivalent or comparable Laws of other countries in which the Company has conducted and/or currently conducts business (collectively, “Anti-Corruption Laws”), (ii) economic sanctions administered, enacted or enforced by U.S. Governmental Authorities (including, but not limited to, OFAC, the U.S. Department of State and the U.S. Department of Commerce), the United Nations Security Council, the European Union, Her Majesty’s Treasure, or any other relevant Governmental Authority (collectively, “Sanctions Laws”), (iii) export controls, including the U.S. Export Administration Regulations, 15 C.F.R. §§ 730, et seq., and any other equivalent or comparable Laws of other countries in which the company has conducted and/or currently conducts business (collectively, “Export Control Laws”), (iv) anti-money laundering, including the Money Laundering Control Act of 1986, 18 U.S.C. §§ 1956, 1957, and any other equivalent or comparable Laws of other countries; (v) anti-boycott regulations, as administered by the U.S. Department of Commerce; and (vi) importation of goods, including Laws administered by the U.S. Customs and Border Protection, Title 19 of the U.S.C. and C.F.R., and any other equivalent or comparable Laws of other countries in which the Company has conducted and/or currently conducts business (collectively, “International Trade Control Laws”).
(b)   Neither the Company nor any Subsidiary, nor any director or officer of the Company or any Subsidiary, nor, to the knowledge of the Company, any employee or agent of the Company (acting on behalf of the Company or any Subsidiary), is or is acting under the direction of, on behalf of or for the benefit of a Person that is, (i) the subject of Sanctions Laws or identified on any sanctions-related lists administered by the U.S. Department of State, the U.S. Department of the Treasury, including the OFAC specially Designated Nationals List, the U.S. Department of Commerce, including the Bureau of Industry and Security’s Denied Persons List and Entity List, Her Majesty’s Treasury, including the Consolidated List of Financial Sanctions Targets and the Investment Bank List, or any similar list enforced by any other relevant Governmental Authority, as amended from time to time, or any Person owned or controlled by any of the foregoing (collectively, “Prohibited Party”); or (ii) located, organized or resident in a country or territory that is, or whose government is, the target of comprehensive trade sanctions under Sanctions Laws, including, as of the date of this Agreement, Crimea, Cuba, Iran, North Korea, Sudan and Syria. Neither the Company, nor any director or officer, nor, to the knowledge of the Company, any employee or agent of the Company (acting on behalf of the Company) has, in the past five (5) years, engaged in any transaction involving a Prohibited Party, or any country or territory that was during such period or is, or whose government was during such period or is, the target of comprehensive trade sanctions under Sanctions Laws.
(c)   to the knowledge of the Company, neither the Company nor any Subsidiary has exported (including deemed exportation) or re-exported, directly or indirectly, any commodity, software, technology, or services in violation of any applicable Export Control Laws or has participated in any transaction in violation of or connected with any purpose prohibited by Anti- Corruption Laws or any applicable International Trade Control Laws, including support for international terrorism and nuclear, chemical, or biological weapons proliferation.
(d)   Neither the Company nor any Subsidiary has received written notice of, nor, to the knowledge of the Company, any of its officers, employees, agents or third-party representatives is or has been the subject of, any investigation, inquiry or enforcement proceedings by any Governmental Authority regarding any offense or alleged offense under Anti-Corruption Laws or International Trade Control Laws.
5.28   Not an Investment Company.
The Company is not an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.
5.29   Compliance with Health Care Laws and Certain Contracts.
(a)   Except as set forth on Schedule 5.29(a) of the Company Disclosure Schedules:
(i)   the Company and each Subsidiary, including the conduct of each of their business, is and has been at all times since January 1, 2018 in compliance in all material respects with all applicable Health Care Laws;

(ii)   all data, information and representations contained in any submission to, or communications with, the FDA were accurate, complete, truthful and non-misleading in all material respects when submitted or communicated to FDA and, to the knowledge of the Company, remain so currently. All clinical, non-clinical, manufacturing and product quality studies and tests conducted in development of the products or services and upon which the Company or any Subsidiary intends to rely in support of any application to the FDA related to product clearance or approval were conducted in substantial compliance with all applicable Laws and all Health Care Laws, including without limitation those related to Good Clinical Practice, Good Laboratory Practice, Quality Systems Regulations/Good Manufacturing Practices, and the protection of human study subjects.
(iii)   all required Permits, approvals and authorizations for clinical studies to proceed have been obtained from an appropriate Regulatory Authority and an appropriate Institutional Review Board, and informed consent, in compliance with applicable Health Care Laws, has been obtained from all subjects enrolled in each such study. The Company has not received any written (or, to the Knowledge of the Company, oral) notice or correspondence from the FDA or any other Authority or from any institutional review board requiring the termination, suspension or material modification of any ongoing or planned clinical trials conducted by, or on behalf of, the Company.
(iv)   the Company and, to the knowledge of the Company, each Subsidiary has to date developed, tested, manufactured, marketed, promoted and distributed the Company products and services in compliance in all material respects with all applicable Health Care Laws and other Laws. Neither the Company nor any Subsidiary has received notice of any, and to the knowledge of the Company, there is no Action, Proceeding, demand, demand letter, warning letter, untitled letter, FDA Form 483, Proceeding or request for information from the FDA or any Governmental Authority concerning noncompliance with Health Care Laws and other Laws with regard to promotion of products or services of the Company or any Subsidiary.
(v)   the Company and, to the knowledge of the Company, each Subsidiary has neither voluntarily nor involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall or any field corrective action, market withdrawal or replacement, safety alert, warning, “dear doctor” letter, investigator notice or other notice or action to wholesalers, distributors, retailers, healthcare professionals, consumers or patients relating to an alleged lack of safety, efficacy or regulatory compliance of any Company Product, nor is the Company currently considering initiating, conducting or issuing any of the foregoing actions with respect to any Company Product. The Company has not received any written notice from the FDA or any other Authority regarding the recall or any other actions described in this subsection (v);
(vi)   (A) since January 1, 2018, neither the Company nor any Subsidiary has been charged in or, to the knowledge of the Company identified as a target or subject of, or threatened to be charged in or identified as a target or subject of, an investigation, audit or inquiry by any Person or Governmental Authority under any Health Care Law and (B) to the knowledge of the Company, neither the Company nor any Subsidiary is currently under investigation or review with respect to any suspected or actual violation of any Health Care Law;
(vii)   No Person, including any Governmental Authority, has made any written claim or commenced any Proceeding with respect to any violation of any Health Care Law by the Company or any Subsidiary or has been given written notice of any potential criminal, civil or administrative violation of any Health Care Law;
(viii)   neither the Company nor any Subsidiary, nor, to the knowledge of the Company, any of their current officers, directors, managers, employees, has engaged or is engaging, in any activities which reasonably may give cause for civil monetary or criminal penalties or mandatory or permissive exclusion from any healthcare program defined in 42 U.S.C. §1320a-7b(f) (each, a “Health Care Program”); and
(ix)   neither the Company nor any Subsidiaries, or any of their respective Affiliates, officers, directors, or employees has: (i) been debarred, excluded or received notice of action or threat of action with respect to debarment, exclusion or other action under the provisions of 21 U.S.C. §§ 335a, 335b, or 335c, 42 U.S.C. § 1320a-7 or any equivalent provisions in any other applicable jurisdiction; (ii) made or offered any payment, gratuity or other thing of value that is prohibited by any law to personnel of the FDA or any other Governmental Authority; (iii) made an untrue statement of a material fact or fraudulent statement to the FDA or other Governmental Authority, failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Authority, or in any records and documentation prepared or maintained to comply with applicable Laws, or committed any act, made any statement, or failed to make any statement that, at the time such disclosure in the foregoing in this subsection (iv) took any action that could reasonably be expected to provide a basis for the FDA or any other Governmental Authority to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or any similar policy, nor (v) received written notice of or, been subject to any other material enforcement action involving the FDA or any other similar Governmental Authority, including any suspension, consent decree, notice of criminal investigation, indictment, sentencing memorandum, plea agreement, court order or target or no-target letter that would reasonably be expected to result in a Company Material Adverse Effect, and none of the foregoing are pending or threatened in writing against the Company or any of its Subsidiaries;
(b)   As required under Law or a Contract to which the Company is a party or is otherwise bound, the Company has entered into a fully executed “business associate agreement” with (i) each customer of the Company that is a Covered Entity or Business Associate (as each term is defined under 45 CFR § 164.502) from whom the Company receives or maintains Protected Health Information, and (ii) each supplier, vendor and/or other applicable Person that has or may have access to Protected Health Information as a result of such Person’s relationship with the Company and is a Business Associate of the Company. Each “business associate agreement” contains all the terms and conditions that the Company is required to include therein under Contracts to which the Company is a party or otherwise bound, including Contracts with customers, resellers, referral partners, vendors and other Persons, and, in all material respects, in accordance with Law. Neither the Company, nor to the knowledge of the Company, any other party to any “business associate agreement” is in material breach thereof.
5.30   Insurance.
(a)   Schedule 5.30 of the Company Disclosure Schedules sets forth a true, complete and correct list of all policies of title insurance, liability and casualty insurance, property insurance, auto insurance, business interruption insurance, tenant’s insurance, workers’ compensation, life insurance, disability insurance, excess or umbrella insurance and any other type of insurance insuring the properties, Assets, employees and/or operations of the Company (collectively, the “Policies”), including in each case the applicable coverage limits, deductibles and the policy expiration dates. All Policies are of at least like character and amount as are carried by like businesses similarly situated, except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.
(b)   All such Policies are in full force and effect and will not in any way be affected by or terminated or lapsed by reason of the consummation of the Transactions. The Company is not in default under any provisions of the Policies, except as would not reasonably be expected to have a Company Material Adverse Effect, and there is no claim by the Company or any other person, corporation or firm pending under any of the Policies as to which coverage has been questioned, denied or disputed by the underwriters or issuers of such Policies; nor has the Company received any written notice from or on behalf of any insurance carrier or other issuer issuing such Policies that insurance rates or other annual premium or fee in effect as of the date hereof will hereafter be substantially increased (except to the extent that insurance rates or other fees may be increased for all similarly situated risks), that there will be a non-renewal, cancellation or increase in a deductible (or an increase in premiums in order to maintain an existing deductible) of any of the Policies in effect as of the date hereof.
5.31   Related Party Transactions.   Schedule 5.31 of the Company Disclosure Schedules sets forth a true, complete and correct list of the following (each such arrangement of the type required to be set forth thereon, whether or not actually set forth thereon, an “Affiliate Transaction”): (i) each Contract entered into between January 1, 2018 and the date hereof, between the Company, on the one hand, and any current or former Affiliate of the Company on the other hand; and (ii) all Indebtedness (for monies actually borrowed or lent) owed by any current or former Affiliate to the Company. Other than the Affiliate Transactions, no Stockholder or Affiliate thereof owns any right in or to any of the material Assets or properties belonging to the Company.
5.32   Privacy and Data Security.
(a)   Except as set forth on Schedule 5.32(a) of the Company Disclosure Schedules:
(i)   The Company, and, to the knowledge of the Company, the Company’s and each Subsidiary’s officers, directors, managers, and employees to whom the Company has given access to Personal Data or Protected Health Information, are in compliance in all material respects with all applicable Privacy Laws;
(ii)   Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, to the knowledge of the Company, since January 1, 2018, neither the Company nor any Subsidiary, nor, to the knowledge of the Company, any contractor, agent or vendor of the Company or any Subsidiary, has experienced any loss, damage or unauthorized access, use, disclosure or modification, or any security breach of Personal Data. Protected Health Information, or “unsecured Protected Health Information” (as defined in 45 C.F.R. Part 164, Subpart D) maintained by or on behalf of the Company or any Subsidiary, in each case, requiring notification to any Governmental Authority or other Person;
(iii)   Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, since January 1, 2018, to the knowledge of the Company, (i) the Company has not received any written notice of any Action from any Person, including any Governmental Authority, with respect to any violation of any Privacy Law by the Company or any Subsidiary, and (ii) neither the Company not any Subsidiary has been given written notice of any alleged criminal, civil or administrative violation of any Privacy Law. All activities conducted by the Company and each Subsidiary with respect to any Protected Health Information or Personal Data are permitted under the Contracts relating to Personal Data or Protected Health Information.
(iv)   Each Contract between the Company or a Subsidiary, on the one hand, and a customer of the Company or a Subsidiary, on the other hand, that relates to any Protected Health Information or Personal Data is in material compliance with applicable Privacy Laws;
(v)   The Company and its Subsidiaries have established and implemented, and, to the knowledge of the Company, are operating in material compliance with, policies, programs and procedures that are commercially reasonable and include administrative, technical and physical safeguards that are designed to protect against unauthorized access, use, modification, or disclosure of (a) Sensitive Data in their possession, custody or control, and (b) the technology systems owned by the Company and/or its Subsidiaries, including computer hardware, software, networks, information technology systems, electronic data processing systems, network equipment, interfaces, and platforms, (collectively, the “Computer Systems”). Except as would not have a Company Material Adverse Effect, the Company has remedied in all material respects any material privacy or data security issues identified in any privacy or data security audits of its businesses (including third-party audits of the Computer Systems). The Computer Systems are sufficient in all material respects for the current operations of the Company and its Subsidiaries; and
(b)   To the extent required by applicable Privacy Laws, the Company and its Subsidiaries have in place a privacy policy regarding the Company’s and its Subsidiaries’ processing of customers’ Personal Data (the “Privacy Policy”). To the knowledge of the Company, the Company is in compliance with the Privacy Policy.
5.33   No Additional Representations or Warranties.   The Company, on its own behalf and on behalf of its Affiliates and its and such Affiliates’ respective directors, managers, officers, employees, accountants, consultants, advisors, attorneys, agents and other representatives (collectively, “Representatives”), acknowledges, represents, warrants and agrees that (a) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of, the Parent Parties and (b) it has been furnished with or given access to such documents and information about the Parent Parties and their respective businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Additional Agreements and the transactions contemplated hereby and thereby.
5.34   Exclusivity of Representations and Warranties.   NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO ANY PARENT PARTY OR ANY OF THEIR RESPECTIVE REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE V OR THE ADDITIONAL DOCUMENTS, NONE OF THE COMPANY, ANY AFFILIATE OF THE COMPANY OR ANY OTHER PERSON MAKES, AND THE COMPANY EXPRESSLY DISCLAIMS, AND THE PARENT PARTIES HEREBY AGREE THAT THEY ARE NOT RELYING ON, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, IN CONNECTION WITH THIS AGREEMENT, THE ADDITIONAL AGREEMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING AS TO THE ACCURACY OR COMPLETENESS OF THE MATERIALS OR ANY OTHER INFORMATION RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF THE COMPANY OR ITS SUBSIDIARIES THAT HAVE BEEN MADE AVAILABLE TO ANY PARENT PARTY OR ANY OF THEIR REPRESENTATIVES OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF THE COMPANY AND ITS SUBSIDIARIES BY THE MANAGEMENT OF THE COMPANY OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE ADDITIONAL AGREEMENTS, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY ANY PARENT PARTY OR THEIR AFFILIATE IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT, THE ADDITIONAL AGREEMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE V OR THE ADDITIONAL AGREEMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY THE COMPANY OR ANY OF ITS SUBSIDIARIES ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF THE COMPANY, ANY AFFILIATE OF THE COMPANY OR ANY OTHER PERSON, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY ANY PARENT PARTY OR ANY AFFILIATE OF A PARENT PARTY IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ADDITIONAL AGREEMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.
ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF PARENT PARTIES
The Parent Parties hereby, jointly and severally, represent and warrant to the Company that, except as (i) as set forth in the disclosure schedules delivered by the Parent Parties to the Company simultaneously with the execution of this Agreement (the “Parent Disclosure Schedules”) or (ii) disclosed in the Parent SEC Documents (excluding (a) any disclosures in any risk factors section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimer and other disclosures that are generally cautionary, predictive or forward-looking in nature and (b) any exhibits or other documents appended thereto), each of the following representing representations and warranties is true, correct and complete as of the date of this Agreement (or, if such representations and warranties are made with respect to a certain date, as of such date). The parties hereto agree that any reference to numbered and lettered sections and subsections of this Article VI shall only refer to the section or subsection being referenced.
6.1   Corporate Existence and Power.   Parent is an exempted company limited by shares duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands. Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of Delaware. Each of the Parent Parties has all power and authority, corporate and otherwise, and all governmental licenses, franchises, permits, authorizations, consents and approvals required to own and operate its properties and assets and to carry on its business as presently conducted and as proposed to be conducted.
6.2   Corporate Authorization.   The execution, delivery and performance by each of the Parent Parties of this Agreement and the Additional Agreements (to which it is a party to) and the consummation by the each of the Parent Parties of the transactions contemplated hereby and thereby are within the corporate powers of such Parent Parties and have been duly authorized by all necessary corporate action on the part of the Parent Parties to the extent required by their respective Organizational Documents, applicable Laws or any Contract to which any of them is a party or by which its securities are bound, other than with respect to the Required Parent Shareholder Approval. This Agreement has been duly executed and delivered by the Parent Parties and it constitutes, and upon their execution and delivery, the Additional Agreements (to which each of them is a party) will constitute, a valid and legally binding agreement of the Parent Parties, enforceable against them in accordance with their representative terms (assuming execution by the counterparties hereto and thereto), subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.
6.3   Governmental Authorization.   Assuming the truth and completeness of the representations and warranties of the Company contained in this Agreement, neither the execution, delivery nor performance by the Parent Parties of this Agreement or any Additional Agreements requires any consent, approval, license or other action by or in respect of, or registration, declaration or filing with any Governmental Authority other than (i) in connection with the Domestication, (ii) the filing of the Certificate of Merger in accordance with the DGCL , (iii) in respect of the applicable requirements of the HSR Act or (iv) any consents, approvals, licenses or other actions, the absence of which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of any Parent Party to perform or comply with on a timely basis any of its obligations under this Agreement or to consummate the transactions contemplated hereby.
6.4   Non-Contravention.   None of the execution, delivery or performance by each Parent Party of this Agreement or any Additional Agreements to which it is a party does or will (a) contravene or conflict with the Organizational Documents of such Parent Party, (b) contravene or conflict with or constitute a violation of any provision of any Law or Order binding upon or applicable to such Parent Party, (c) constitute a default under or breach of (with or without the giving of notice or the passage of time or both), or violate or give rise to any right of termination, cancellation, amendment or acceleration of any right or obligation of such Parent Party, or require any payment, reimbursement, consent, waiver, approval, authorization under, or result in the loss of any material benefit to which such Parent Party is or may be entitled under any provision of any Contract binding upon such Parent Party, or (d) result in the creation or imposition of any Lien (except for Permitted Liens) on any of such Parent Party’s material assets, in the cases of clauses (b) through (d), other than as would not be reasonably expected to, individually or in the aggregate, have a Parent Material Adverse Effect.
6.5   Finders’ Fees.   Except for the Deferred Underwriting Amount and as set forth on Schedule 6.5 of the Parent Disclosure Schedules, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Parent Parties or their Affiliates who might be entitled to any fee or commission from the Company, or any of its Affiliates upon consummation of the transactions contemplated by this Agreement or any of the Additional Agreements.
6.6   Issuance of Shares.   The Domesticated Parent Common Shares, when issued in accordance with this Agreement, will be duly authorized and validly issued, and will be fully paid and nonassessable, free and clear of any Liens and not subject to or issued in violation of any right of any third party pursuant to any contract to which the Parent Parties are bound, applicable Law or the Parent Parties’ Organizational Documents.
6.7   Capitalization.
(a)   Parent.   The Parent is authorized to issue a maximum of 200,000,000 ordinary shares, par value $0.0001, and 1,000,000 preferred shares par value $0.0001, of which 17,250,000 Parent Ordinary

Shares are issued and outstanding as of the date hereof. A total of 13,740,000 Parent Ordinary Shares are reserved for issuance with respect to the Parent Warrants. No other shares of capital stock or other voting securities of Parent are issued, reserved for issuance or outstanding. All issued and outstanding Parent Ordinary Shares are duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Parent’s Organizational Documents or any contract to which Parent is a party or by which Parent is bound. A total of 13,740,000 Parent Warrants are issued and outstanding as of the date hereof. No other shares of capital stock or other voting securities of Parent are issued, reserved for issuance or outstanding. All issued and outstanding Parent Warrants are (i) duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Parent’s Organizational Documents or any contract to which Parent is a party or by which Parent is bound and (ii) constitute valid and binding obligations of Parent, enforceable against Parent in accordance with their terms, applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity. Except as set forth in the Parent’s Organizational Documents, there are no outstanding contractual obligations of Parent to repurchase, redeem or otherwise acquire any Parent Ordinary Shares, Parent Warrants or any capital equity or other securities of Parent. There are no outstanding contractual obligations of Parent to make or provide funds in respect of any investment (in the form of a loan, capital contribution or otherwise) in, any other Person. The Parent Domesticated Common Shares, when issued in accordance with the terms hereof, will be duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Parent’s Organizational Documents or any contract to which Parent is a party or by which Parent is bound.
(b)   Merger Sub.   There are 1,000 shares, par value $0.01 per share, of Merger Sub authorized (the “Merger Sub Common Shares”), of which one (1) Merger Sub Common Share is issued and outstanding as of the date hereof. No other shares or other voting securities of Merger Sub are issued, reserved for issuance or outstanding. All issued and outstanding Merger Sub Common Share(s) are duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of Merger Sub’s Organizational Documents or any contract to which Merger Sub is a party or by which Merger Sub is bound. Except as set forth in the Merger Sub’s Organizational Documents, there are no outstanding contractual obligations of Merger Sub to repurchase, redeem or otherwise acquire any Merger Sub Common Share(s) or any share capital or equity of Merger Sub. There are no outstanding contractual obligations of Merger Sub to make or provide funds in respect of any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.
6.8   Information Supplied.   None of the information supplied or to be supplied by any Parent Party expressly for inclusion or incorporation by reference in the filings with the SEC and mailings to Parent’s shareholders with respect to the solicitation of proxies to approve the transactions contemplated hereby will, at the date of filing and/ or mailing, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (subject to the qualifications and limitations set forth in the materials provided by any Parent Party or that is included in any Parent Party SEC Documents). No material information provided by any Parent Party to the Company in connection with the negotiation or execution of this Agreement or any agreement contemplated hereby (including but not limited to the Parent public filings, as of the respective dates of their submission to the SEC), contained or contains (as applicable) any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading.
6.9   Trust Fund.   As of the date of this Agreement, the Parent has at least $139,000,000 in the trust fund established by the Parent for the benefit of its public shareholders (the “Trust Fund”) in a United States-based account at JP Morgan Chase Bank, N.A., maintained by Continental Stock Transfer & Trust Company, LLC (the “Trustee”) acting as trustee (the “Trust Account”), and such monies are invested in

“government securities” (as such term is defined in the Investment Company Act of 1940, as amended) and held in trust by the Trustee pursuant to the Investment Management Trust Agreement. Other than in respect of the amendment contemplated by Section 8.3(k), there are no separate agreements, side letters or other agreements or understandings (whether written, unwritten, express or implied) that would cause the description of the Investment Management Trust Agreement in the Parent SEC Documents to be inaccurate in any material respect or, to the Parent Parties’ knowledge, that would entitle any Person to any portion of the funds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account are permitted to be released, except in the circumstances described in the Organizational Documents of the Parent and the Investment Management Trust Agreement. Parent has performed all material obligations required to be performed by it to date under, and is not in material default or delinquent in performance or any other respect (claimed or actual) in connection with the Investment Management Trust Agreement, and, to the knowledge of Parent, no event has occurred which, with due notice or lapse of time or both, would constitute such a material default thereunder. As of the date of this Agreement, there are no claims or Proceedings pending with respect to the Trust Account. Since January 6, 2021, Parent has not released any money from the Trust Account (other than interest income earned on the funds held in the Trust Account as permitted by the Investment Management Trust Agreement). Upon the consummation of the transactions contemplated hereby, Parent shall have no further obligation under either the Investment Management Trust Agreement or the Organizational Documents of Parent to liquidate or distribute any assets held in the Trust Account, and the Investment Management Trust Agreement shall terminate in accordance with its terms. To Parent’s knowledge, as of the date hereof, following the Effective Time, no shareholder of Parent shall be entitled to receive any amount from the Trust Fund except to the extent such shareholder is exercising a redemption of the applicable Parent Ordinary Shares in accordance with Parent’s Organizational Documents. As of the date hereof, assuming the accuracy of the representations and warranties of the Company contained herein and the compliance by the Company with its obligations hereunder, no Parent Party has any reason to believe that any of the conditions to the use of funds in the Trust Fund will not be satisfied or funds available in the Trust Fund will not be available to the Parent Parties on the Closing Date.
6.10   Listing.   As of the date hereof, the Parent Units, Parent Ordinary Shares and Parent Warrants are listed on the Nasdaq Capital Market, with trading symbols “VCKAU,” “VCKA,” and “VCKAW.” There is no Proceeding pending or, to the knowledge of the Parent, threatened against Parent by Nasdaq or the SEC with respect to any intention by such entity to prohibit or terminate the listing of the Parent Units, Parent Ordinary Shares or Parent Warrants on Nasdaq.
6.11   Reporting Company.   Parent is a publicly-held company subject to reporting obligations pursuant to Section 13 of the Exchange Act, and the Parent Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act. There is no Proceeding pending or, to Parent’s knowledge, threatened against Parent by the SEC with respect to the deregistration of the Parent Ordinary Shares, Parent Units or Parent Warrants under the Exchange Act. Parent has taken no action in an attempt to terminate the registration of the Parent Ordinary Shares, Parent Units or Parent Warrants under the Exchange Act.
6.12   No Market Manipulation.   Neither the Parent Parties nor their Affiliates have taken, and they will not take, directly or indirectly, any action designed to, or that might reasonably be expected to, cause or result in stabilization or manipulation of the price of the Parent Ordinary Shares to facilitate the sale or resale of the Parent Ordinary Shares or affect the price at which the Parent Ordinary Shares may be issued or resold; provided, however, that this provision shall not prevent the Parent from engaging in investor relations or public relations activities consistent with past practices.
6.13   Board Approval.   Parent’s board of directors (including any required committee or subgroup of its board) and the sole director of the Merger Sub have, as of the date of this Agreement, unanimously (i) declared the advisability of the transactions contemplated by this Agreement, (ii) determined that the transactions contemplated hereby are in the best interests of the shareholders of the Parent Parties, as applicable, and (iii) solely with respect to the Parent’s board of directors, determined that the transactions contemplated hereby constitutes a “Business Combination” as such term is defined in Parent’s Organizational Documents.

6.14   Parent SEC Documents and Financial Statements.
(a)   Parent has timely filed (taking into account all extensions of time to make any filing provided pursuant to Rule 12b-25 of the Exchange Act) all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed or furnished by Parent with the SEC since Parent’s formation under the Exchange Act or the Securities Act, together with any amendments, restatements or supplements thereto, and will file all such forms, reports, schedules, statements and other documents required to be filed by the Parent Parties subsequent to the date of this Agreement (the “Additional Parent Parties SEC Documents”). Parent has made available to the Company true and complete copies in the form filed with the SEC of all of the following, except to the extent available in full without redaction on the SEC’s website through EDGAR for at least two (2) days prior to the date of this Agreement: (i) Parent’s Quarterly Reports on Form 10-Q for each fiscal quarter of Parent beginning with the first quarter Parent was required to file such a form, (ii) its Form 8-Ks filed since the beginning of the first fiscal year referred to in clause (i) above, and (iii) all other forms, reports, registration statements and other documents (other than preliminary materials if the corresponding definitive materials have been provided to the Company pursuant to this Section 6.14) filed by Parent with the SEC since Parent’s formation (the forms, reports, registration statements and other documents referred to in clauses (i), (ii) and (iii) above, whether or not available through EDGAR, are, collectively, the “Parent SEC Documents”). The Parent SEC Documents were, and the Additional Parent Parties SEC Documents will be, prepared in all material respects in compliance with the requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and all other applicable securities laws, as the case may be, and the rules and regulations thereunder. The Parent SEC Documents did not, and the Additional Parent Parties SEC Documents will not, at the time they were or are filed, as the case may be, with the SEC (except to the extent that information contained in any Parent SEC Document or Additional Parent Parties SEC Document has been or is revised or superseded by a later filed Parent SEC Document or Additional Parent SEC Document, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made or will be made, as the case may be, not misleading.
(b)   The financial statements and notes contained or incorporated by reference in the Parent SEC Documents and the Additional Parent Parties SEC Documents (collectively, the “Parent Parties Financial Statements”) are complete and accurate and fairly present in all material respects, in conformity with U.S. GAAP applied on a consistent basis in all material respects and Regulation S-X or Regulation S-K, as applicable, the financial position of the Parent as of the dates thereof and the results of operations of the Parent for the periods reflected therein. The Parent Parties Financial Statements (i) were prepared from the Books and Records of the Parent; and (ii) were prepared on an accrual basis in accordance with U.S. GAAP consistently applied.
(c)   Except as specifically disclosed, reflected or fully reserved against in the Parent Parties Financial Statements, and for Liabilities and obligations of a similar nature and in similar amounts incurred in the ordinary course of business since the Parent’s formation, there are no material Liabilities, debts or obligations (whether accrued, fixed or contingent, liquidated or unliquidated, asserted or unasserted or otherwise) relating to the Parent. All debts and Liabilities, fixed or contingent, which should be included under U.S. GAAP on a balance sheet are included in the Parent Parties Financial Statements.
(d)   There are no outstanding loans or other extensions of credit made by Parent to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Parent. None of the Parent Parties has taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.
(e)   Each of the Parent Parties has complied in all material respects with all applicable listing and corporate governance rules and regulations. The books of account, minute books and transfer ledgers and other similar Books and Records of Parent have been maintained in accordance with good business practice, are complete and correct in all material respects and there have been no material transactions that are required to be set forth therein and which have not been so set forth.

(f)   There are no outstanding or unresolved comments in any comment letters received from the SEC with respect to the Parent SEC Documents. To the knowledge of Parent, none of the Parent SEC Documents is subject to ongoing SEC review or investigation as of the date hereof.
(g)   To the knowledge of Parent, each director and executive officer of Parent has timely filed with the SEC all statements required with respect to Parent by Section 16(a) of the Exchange Act and the rules and regulations thereunder.
(h)   Except as is not required in reliance on exemptions from various reporting requirements by virtue of Parent’s status as an “emerging growth company” within the meaning of the Exchange Act, since its initial public offering, (i) Parent has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent’s financial statements for external purposes in accordance with U.S. GAAP and (ii) Parent has established and maintained disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) reasonably designed to ensure that all material information concerning Parent and other material information required to be disclosed by Parent in the reports and other documents that it files or furnishes under the Exchange Act is made known on a timely basis to the individuals responsible for the preparation of Parent’s SEC filings and other public disclosure documents. Such disclosure controls and procedures are effective in timely alerting Parent’s principal executive officer and principal financial officer to material information required to be included in Parent’s periodic reports required under the Exchange Act.
(i)   Parent has established and maintains systems of internal accounting controls that are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with U.S. GAAP and to maintain accountability for Parent’s assets.
(j)   Since the formation of Parent, except as disclosed in Parent SEC Documents, neither Parent (including, to the knowledge of Parent, any employee thereof) nor Parent’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Parent, (ii) any Fraud, whether or not material, that involves Parent’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Parent or (iii) any claim or allegation regarding any of the foregoing.
(k)   As of the date hereof, the Outstanding Parent Expense Amount does not exceed the amount set forth in Schedule 6.14(j) of the Parent Disclosure Schedules
6.15   Absence of Changes.   Since September 30, 2021, except as set forth on Schedule 6.15 of the Parent Disclosure Schedules or contemplated by this Agreement, any Additional Agreements or in connection with the transactions contemplated hereby and thereby, (a) Parent has conducted its business in the ordinary course consistent with past practices in all material respects; (b) there has not been any Company Material Adverse Effect; (c) no Parent Party has taken any action nor has any event occurred which would have violated the covenants of the Company set forth in clauses (i)-(xiii) of Section 7.2 if such action had been taken or such event had occurred between the date hereof and the Closing Date.
6.16   Litigation.   There is no Action (or any basis therefor) pending against any Parent Party, any of its officers or directors or any of its securities or any of its assets or Contracts before any court, Governmental Authority or official or which in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated hereby or by the Additional Agreements. There are no outstanding judgments against the Parent Parties. No Parent Party is, or has previously been, to the knowledge of the Parent Parties, subject to any Proceeding with any Governmental Authority.
6.17   Compliance with Laws.   No Parent Party is in violation of, has violated, or is under investigation with respect to any violation or alleged violation of, any Law, or judgment, order or decree entered by any court, arbitrator or Governmental Authority, domestic or foreign, nor, to the knowledge of the Parent Parties, is there any basis for any such charge and no Parent Party has previously received any subpoenas by any Governmental Authority.
6.18   Money Laundering Laws.   The operations of the Parent Parties are and have been conducted at all times in compliance with the Money Laundering Laws, and no Action involving the Parent Parties with respect to the Money Laundering Laws is pending or, to the knowledge of the Parent Parties, threatened.
6.19   OFAC.   Neither the Parent Parties, nor any director or officer of the Parent Parties (nor, to the knowledge of the Parent Parties, any agent, employee, affiliate or Person acting on behalf of the Parent Parties) is currently identified on the specially designated nationals or other blocked Person list or otherwise currently subject to any U.S. sanctions administered by the OFAC; and the Parent Parties have not, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any subsidiary, joint venture partner or other Person, in connection with any sales or operations in Balkans, Belarus, Burma, Cote D’Ivoire (Ivory Coast), Cuba, Democratic Republic of Congo, Iran, Iraq, Liberia, North Korea, Sudan, Syria, and Zimbabwe or any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC in the previous fiscal years.
6.20   Not an Investment Company.   The Parent is not an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.
6.21   Tax Matters.
(a)   Except as would not be reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) each Parent Party has duly and timely filed all Tax Returns which are required to be filed by or with respect to it, and has paid all Taxes which have become due; (ii) all such Tax Returns are true, correct and complete and accurate and disclose all Taxes required to be paid; (iii) all such Tax Returns have been examined by the relevant Taxing Authority or the period for assessment for Taxes in respect of such Tax Returns has expired; (iv) there is no Action, pending or proposed in writing or, to the knowledge of the Parent Parties, threatened, with respect to Taxes of the Parent Parties or for which a Lien may be imposed upon any of the Parent Parties’ assets; (v) no statute of limitations in respect of the assessment or collection of any Taxes of the Parent Parties for which a Lien may be imposed on any of the Parent Parties’ assets has been waived or extended, which waiver or extension is in effect, except for automatic extensions of time to file Tax Returns obtained in the ordinary course of business; (vi) to the knowledge of the Parent Parties, the Parent Parties have complied with all applicable Laws relating to the reporting, payment, collection and withholding of Taxes and has duly and timely withheld or collected, paid over to the applicable Taxing Authority and reported all Taxes (including income, social, security and other payroll Taxes) required to be withheld or collected by the Purchase Parties; (vii) there is no Lien (other than Permitted Liens) for Taxes upon any of the assets of the Parent Parties; (x) there is no outstanding request for a ruling from any Taxing Authority, request for a consent by a Taxing Authority for a change in a method of accounting, subpoena or request for information by any Taxing Authority, or closing agreement with any Taxing Authority (within the meaning of Section 7121 of the Code or any analogous provision of the applicable Law), with respect to the Parent Parties; (xi) within the last three years, no claim has been made by a Taxing Authority in a jurisdiction where the Parent Parties have not paid any tax or filed Tax Returns, asserting that the any of the Parent Parties is or may be subject to Tax in such jurisdiction; (xii) no Parent Party is, or has ever been, a party to any Tax sharing or Tax allocation Contract, other than any customary commercial contract the principal subject of which is not Taxes; and (xiv) neither Parent Party is currently or has ever been included in any consolidated, combined or unitary Tax Return other than a Tax Return that includes only the Parent Parties.
(b)   The unpaid Taxes of the Parent Parties for the current fiscal year (i) did not, as of the most recent fiscal month end, exceed the reserve for Tax liability (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Financial Statements and (ii) will not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Parent Parties in filing its Tax Return.

(c)   Neither Parent Party has taken or agreed to take any action not contemplated by this Agreement and/or any related ancillary documents that could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment. Neither Parent Party has any knowledge of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.
(d)   Parent has not deferred the withholding or remittance of any Applicable Taxes related or attributable to any Applicable Wages for any employees of Parent.
Notwithstanding any other provision of this Agreement to the contrary, (i) the representations and warranties set forth in this Section 6.21 shall constitute the sole and exclusive representations and warranties made in this Agreement with respect to Tax matters of Parent and (ii) no representation or warranty is made in this Agreement with respect to Taxes of Parent for any taxable period (or portion thereof) beginning after the Closing Date or the existence, availability, amount, usability or limitation of any net operating loss, Tax basis, or other Tax attribute of Parent after the Closing Date.
6.22   Contracts.   Schedule 6.22 of the Parent Disclosure Schedules lists all material Contracts, oral or written to which any of the Parent Parties is a party or by which any of the Parent Parties’ assets is bound as of the date hereof, other than those Contracts that are included in the Parent SEC Documents and are available in full without redaction on the SEC’s website through EDGAR.
6.23   Investigation.   Each Parent Party, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (a) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of the Company and its Subsidiaries and (b) it has been furnished with or given access to such documents and information about the Company and its Subsidiaries and their respective businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Additional Agreements and the transactions contemplated hereby and thereby.
6.24   Exclusivity of Representations and Warranties.   NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE COMPANY OR ANY OF ITS REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE VI OR THE ADDITIONAL AGREEMENTS, NONE OF THE PARENT PARTIES, ANY AFFILIATE OF A PARENT PARTY OR ANY OTHER PERSON MAKES, AND THE PARENT PARTIES EXPRESSLY DISCLAIM, AND THE COMPANY HEREBY AGREE THAT IT IS NOT RELYING ON, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, IN CONNECTION WITH THIS AGREEMENT, THE ADDITIONAL AGREEMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING AS TO THE ACCURACY OR COMPLETENESS OF THE MATERIALS OR ANY OTHER INFORMATION RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF THE PARENT PARTIES THAT HAVE BEEN MADE AVAILABLE TO THE COMPANY OR ANY OF ITS REPRESENTATIVES OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF THE PARENT PARTIES BY THE MANAGEMENT OF THE PARENT PARTIES OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE ADDITIONAL AGREEMENTS, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY THE COMPANY OR ITS AFFILIATES IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT, THE ADDITIONAL AGREEMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE VI OR THE ADDITIONAL AGREEMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY THE PARENT PARTIES ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS

OR WARRANTIES OF THE PARENT PARTIES, ANY AFFILIATE OF THE PARENT PARTIES OR ANY OTHER PERSON, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY THE COMPANY OR ANY AFFILIATE OF THE COMPANY IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ADDITIONAL AGREEMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.
ARTICLE VII
COVENANTS
7.1   Conduct of the Business of the Company.   From the date hereof through the Closing Date, the Company shall, and shall cause its Subsidiaries to, except as otherwise explicitly contemplated by this Agreement or the Additional Agreements or required by Law or Pandemic Measures or as consented to by Parent in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied) use commercially reasonable efforts (a) to conduct their respective business only in the ordinary course, consistent with past practices, and (b) to preserve substantially intact their material business relationships with clients, suppliers and other third parties. Without limiting the generality of the foregoing, from the date hereof through the Closing Date, without the written consent of Parent (which consent shall not be unreasonably conditioned, withheld, delayed or denied), the Company and that it shall not, except as otherwise explicitly contemplated by this Agreement or the Additional Agreements, required by Law or Pandemic Measures or as set forth in Section 7.1 of the Company Disclosure Schedules:
(i)   materially amend, modify or supplement its Organizational Documents;
(ii)   amend, waive any provision of, or terminate prior to its scheduled expiration date, any Material Contract in Schedule 5.13(a)(i) of the Company Disclosure Schedules or any other Contract or any rights thereunder that involve payments or receipts in excess of $200,000;
(iii)   make any capital expenditures in excess of $300,000 (individually or in the aggregate);
(iv)   sell, lease, license or otherwise dispose of any of its assets or assets covered by any Contract except (i) pursuant to existing contracts or commitments disclosed herein, (ii) sales of Inventory in the ordinary course consistent with past practice, or (iii) not exceeding $300,000 in the aggregate;
(v)   pay, declare or promise to pay any dividends or other distributions with respect to its capital stock, share capital or other equity interests;
(vi)   effectuate any salary increase of more than 10% for any employee making an annual salary equal to or greater than $200,000 in the aggregate on an annual basis or effectuate any change to its existing bonus or profit sharing policies;
(vii)   obtain or incur any loans or other Indebtedness in excess of $15,000,000 in the aggregate, including in respect of (i) drawings under that certain Credit and Security Agreement, by and between Scilex Pharmaceuticals Inc. and CNH Finance Fund I, L.P., dated as of December 14, 2020, as amended or restated from time to time, and (ii) intercompany loans, advances or other debt or funding from Sorrento to the Company or any of its Subsidiaries;
(viii)   (A) merge or consolidate with any other Person or (B) acquire any corporation, partnership, association or other business entity or organization or division thereof;
(ix)   make any change in its accounting principles other than in accordance with the applicable accounting policies or methods or write down the value of any Inventory or assets other than in the ordinary course of business consistent with past practice;
(x)   extend any loans other than travel or other expense advances to employees in the ordinary course of business or with the principal amount not exceeding $20,000;
(xi)   issue, redeem or repurchase any capital stock or shares, membership interests or other securities (other than those certain senior secured notes due 2026), or issue any securities exchangeable for or convertible into any share or any shares of its capital stock, other than the issuance of Company Common Shares upon the exercise or conversion of any Company Options;

(xii)   make or change any material Tax election or change any annual Tax accounting periods; or
(xiii)   undertake any legally binding obligation to do any of the actions set forth the foregoing clauses (i)-(xii).
7.2   Conduct of the Business of the Parent Parties.   From the date hereof through the Closing Date, Parent shall not, and shall cause the Merger Sub not to, except as otherwise explicitly contemplated by this Agreement (including the Domestication) or the Additional Agreements or required by Law or as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied):
(i)   except in connection with any Extension Amendment, amend, modify or supplement its Organizational Documents;
(ii)   pay, declare or promise to pay any dividends or other distributions with respect to its capital stock, share capital or other equity interests;
(iii)   reclassify, split, combine or subdivide any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock;
(iv)   obtain or incur any loan or other Indebtedness other than to finance Parent expenses which Indebtedness shall not exceed (i) $250,000 in the aggregate or (ii) in the event that an Extension Amendment is in effect, $1,750,000;
(v)   (A) merge or consolidate with any other Person or (B) acquire any corporation, partnership, association or other business entity or organization or division thereof;
(vi)   make any change in its accounting principles other than in accordance with the applicable accounting policies;
(vii)   extend any loans other than travel or other expense advances to employees in the ordinary course of business or with the principal amount not exceeding $25,000;
(viii)   make or change any material Tax election or change any annual Tax accounting periods;
(ix)   enter into, renew, modify or revise any contract with any current or former Affiliate of Parent;
(x)   create any Subsidiary;
(xi)   except as set forth on Schedule 7.2(xi) of the Parent Disclosure Schedules, enter into any new Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement;
(xii)   except as set forth on Schedule 7.2(xii) of the Parent Disclosure Schedules, issue, redeem, repurchase or otherwise acquire any capital stock, share capital, membership interests or other securities, or issue any securities exchangeable for or convertible into any share or any shares of its capital stock, or enter into any agreement with respect to the voting of its capital stock or share capital; or
(xiii)   undertake any legally binding obligation to do any of the actions set forth the foregoing clauses (i)-(xii).
7.3   Alternative Transactions.   From the date hereof through the earlier of (x) termination of this Agreement in accordance with Article IX and (y) the Closing, other than in connection with the transactions contemplated hereby, neither the Company, on the one hand, nor the Parent Parties, on the other hand, shall, and such Persons shall cause each of their respective officers, directors, Affiliates, managers, consultants, employees, representatives (including investment bankers, attorneys and accountants) and agents not to, directly or indirectly, (i) solicit, initiate, engage or participate in, or knowingly encourage or facilitate, negotiations with any Person concerning, or make any offers or proposals related to, any Alternative Transaction, (ii) enter into, engage in or continue any discussions or negotiations with respect to an Alternative Transaction with, or provide any non-public information, data or access to employees to, any

Person that has made, or to the Company’s or Parent’s knowledge, as applicable, is considering making, a proposal with respect to an Alternative Transaction or (iv) approve, recommend or enter into any Alternative Transaction or any Contract related to any Alternative Transaction. For purposes of this Agreement, the term “Alternative Transaction” shall mean (other than the transactions contemplated by this Agreement) (A) with respect to the Company: (1) any transaction or series of related transactions under which any Person(s), directly or indirectly, acquires or otherwise purchases the Company, including through merger, consolidation, share exchange, business combination, amalgamation, recapitalization, other similar transaction, (2) any sale, exchange, transfer or other disposition of 25% or more of the total assets of the Company or any class or series of the share capital or capital stock or other equity interests of the Company in a single transaction or series of related transactions that, if consummated, would result in any other Person owning 25% or more of any class of equity or voting securities of the Company; or (B) with respect to the Parent Parties, any “Business Combination” as such term is defined in Parent’s Organizational Documents.
7.4   Access to Information.   From the date hereof until and including the Closing Date, the Company and the Parent Parties shall, to the best of their abilities upon reasonable advance notice, (a) continue to give each other party, its legal counsel and other representatives full access to its offices, properties, and Books and Records, (b) furnish to the other party, its legal counsel and other representatives such information relating to the business of the Company or the Parent Parties as such Persons may reasonably request and (c) cause its respective employees, legal counsel, accountants and representatives to reasonably cooperate with the other party in such other party’s investigation of its business; provided, however, that no investigation pursuant to this Section 7.4 (or any investigation prior to the date hereof) shall affect any representation or warranty given by the Company or the Parent Parties and, provided further, that any investigation pursuant to this Section 7.4 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company or the Parent Parties. Notwithstanding anything to the contrary in this Agreement, no party shall be required to provide the access described above or disclose any information if doing so is reasonably likely to (i) jeopardize protections afforded under attorney client privilege, work product doctrine or similar privilege rights, (ii) violate any contract to which it is a party or to which it is subject, duty of confidentiality or applicable Law, provided, however, that the non-disclosing party must advise the other parties that it is withholding such access and/or information and (to the extent reasonably practicable) and provide a description of the access not granted.
7.5   Notice of Certain Events.   During the period of time beginning on the date hereof until the earlier of the Closing or the termination of this Agreement in accordance with Article IX, promptly upon becoming aware thereof, (i) the Company shall promptly notify Parent (A) of the occurrence of any change, event, effect or occurrence which constitutes, or might reasonably be expected to constitute, a Company Material Adverse Effect and (B) any Action to which it is a party that, if adversely determined would prevent, materially delay or materially impede the ability of the Company to consummate the transactions contemplated by this Agreement, and (ii) Parent shall promptly notify the Company (A) of the occurrence of any change, event, effect or occurrence which constitutes, or might reasonably be expected to constitute, a Parent Material Adverse Effect and (B) any Action to which any Parent Party is a party that, if adversely determined, would prevent, materially delay or materially impede the ability of any Parent Party to consummate the transactions contemplated by this Agreement. The delivery of any notice pursuant to this Section 7.5 shall in no circumstance be deemed to (i) modify the representations, warranties, covenants or agreements hereunder of the party delivering such notice; (ii) modify any of the conditions set forth in Article VIII; or (iii) cure or prevent any misrepresentation, inaccuracy, untruth or breach of any representation, warranty, covenant or agreement set forth in this Agreement or any Additional Agreement or failure to satisfy any condition set forth in Article VIII.
7.6   SEC Filings.
(a)   The parties acknowledge that:
(i)   Parent’s and the Company’s stockholders must approve the transactions contemplated by this Agreement prior to the Merger contemplated hereby being consummated and that, in connection with such approval, Parent must call a special meeting of its shareholders requiring Parent to prepare and file with the SEC a Registration Statement on Form S-4 which will contain a Proxy Statement/Prospectus;

(ii)   the Parent Parties will be required to file Quarterly and Annual reports that may be required to contain information about the transactions contemplated by this Agreement; and
(iii)   the Parent Parties will be required to file a Form 8-K to announce the transactions contemplated hereby and other significant events that may occur in connection with such transactions.
(b)   The Parent Parties shall keep current and timely file all reports, statements and schedules required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable securities Laws. In connection with any filing the Parent Parties make with the SEC that requires information about the transactions contemplated by this Agreement to be included, the Company will, and will use its best efforts (subject to applicable Law) to cause its Affiliates, in connection with the disclosure included in any such filing or the responses provided to the SEC in connection with the SEC’s comments to a filing, to use their best efforts (subject to applicable Law) to (i) cooperate with the Parent Parties, (ii) respond to questions about the Company required in any filing or requested by the SEC, and (iii) provide any information requested by the Parent Parties in connection with any filing with the SEC.
(c)   Company Cooperation.   The Company acknowledges that a substantial portion of the filings with the SEC and mailings to Parent’s shareholders with respect to the Proxy Statement/Prospectus shall include disclosure regarding the Company and its management, operations and financial condition. Accordingly, the Company agrees to (subject to applicable Law) as promptly as reasonably practical provide the Parent Parties with such information as shall be reasonably requested by the Parent Parties for inclusion in or attachment to the Proxy Statement/Prospectus, that is accurate in all material respects and complies as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder and in addition shall contain substantially the same financial and other information about the Company and its Stockholders as is required under Regulation 14A of the Exchange Act regulating the solicitation of proxies. The Company understands that such information shall be included in the Proxy Statement/Prospectus and/or responses to comments from the SEC or its staff in connection therewith and mailings. The Company shall cause its managers, directors, officers and employees to be reasonably available during regular business hours to the Parent Parties and their counsel in connection with the drafting of such filings and mailings and responding in a timely manner to comments from the SEC. None of the information supplied or to be supplied by the Company expressly for inclusion or incorporation by reference in the Proxy Statement/Prospectus will, at the date of filing and/ or mailing, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (subject to the qualifications and limitations set forth in the materials provided by the Company).
7.7   Financial Information.
(a)   The Company shall use its commercially reasonable efforts to deliver to the Parent Parties, on or before March 31, 2022, audited financial statements of the Company as of and for the years ended December 31, 2020 and 2021, all prepared in conformity with U.S. GAAP under the standards of the Public Company Accounting Oversight Board (the “Audited 2020/2021 Financial Statements”). The Audited 2020/2021 Financial Statements shall, among other things, be (i) prepared from the Books and Records of the Company; (ii) prepared on an accrual basis in accordance with U.S. GAAP; (iii) contain and reflect all necessary adjustments and accruals for a fair presentation of the Company’s financial condition as of their dates including for all warranty, maintenance, service and indemnification obligations; and (iv) contain and reflect adequate provisions for all Liabilities for all material Taxes applicable to the Company with respect to the periods then ended. The Audited 2020/2021 Financial Statements will be complete and accurate and fairly present in all material respects, in conformity with U.S. GAAP applied on a consistent basis in all material respects (except as may be specifically indicated in the notes thereto), the financial position of the Company as of the dates thereof and the results of operations of the Company for the periods reflected therein. The Company will provide additional financial information as reasonably requested by the Parent Parties for inclusion in any filings to be made by the Parent Parties with the SEC. If reasonably requested by the Parent Parties, the Company shall use its reasonable best efforts to cause such information reviewed or audited by the Company’s auditors.
(b)   The parties hereto shall use their reasonable best efforts to cooperate with each other in connection with the preparation of customary pro forma financial statements that are required to be included in the Proxy Statement/Prospectus. Without limiting the foregoing, the Parties shall (i) reasonably assist the other parties in causing to be prepared in a timely manner any financial information or statements (including customary pro forma financial statements) that involve financial information or statements of Parent or the Company as the case may be and that are required to be included in the Proxy Statement/Prospectus and (ii) obtain the consents of its auditors with respect thereto as may be required by applicable Law or requested by the SEC.
7.8   Annual and Interim Financial Statements.   From the date hereof through the Closing Date, within fifty (50) calendar days following the end of each three-month quarterly period, the Company shall deliver to Parent Parties, for the first three quarters of the year, unaudited reviewed quarterly financial statements of the Company. The Company shall also, as soon as reasonably practicable after receipt by the Company thereof, deliver to the Parent Parties copies of any audited annual consolidated financial statements of the Company that the Company’s auditor may issue.
7.9   Company Review.   At a reasonable time prior to the filing, issuance, or other submission or public disclosure of any statement, filing, notice, application, press release or other document made by or on behalf of the Parent Parties to any Governmental Authority or other third party in connection with the transactions contemplated by this Agreement, including the Proxy Statement/Prospectus, and amendment or supplement thereto and any other filing with the SEC, or the submission of responses to comments from the SEC or its staff in connection therewith, the Company and its counsel shall be given a reasonable opportunity to review and comment upon such document or response and give its written consent to the form thereof prior to filing, issuance, submission or disclosure thereof. Furthermore, the Parent Parties shall consider the comments of the Company or its counsel in good faith and cooperate and mutually agree upon any response to any SEC comments on any such document. The Parent Parties shall provide the Company and its counsel with a reasonable opportunity to participate in the response of Parent to any written or oral comments received from the SEC or its staff.
7.10   Nasdaq Listing.   Parent shall use its reasonable best efforts to cause (i) Parent’s initial listing application with Nasdaq in connection with the transactions contemplated by this Agreement to have been approved; (ii) Parent to satisfy all applicable initial and continuing listing requirements of Nasdaq and (iii) the Domesticated Parent Common Shares issuable in accordance with this Agreement, including the Merger, to be approved for listing on Nasdaq, subject to official notice of issuance, in each case, as promptly as reasonably practicable after the date of this Agreement, and in any event prior to the Effective Time.
7.11   Section 16 Matters.   Prior to the Effective Time, Parent’s board of directors, or an appropriate committee of “non-employee directors” (as defined in Rule 16b-3 under the Exchange Act) thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the acquisition of Domesticated Parent Common Shares (including, in each case, securities deliverable upon exercise, vesting or settlement of any derivative securities) pursuant to this Agreement (and the other agreements contemplated hereby), by any person owning securities of the Company who is expected to become a director or officer (as defined under Rule 16a-1(f) under the Exchange Act) of Parent following the Closing shall be an exempt transaction for purposes of Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder.
7.12   Trust Account.   Subject to the satisfaction or valid waiver of the conditions in Article VIII, the Parent Parties shall make appropriate arrangements to cause the funds in the Trust Account to be disbursed at Closing in accordance with the Investment Management Trust Agreement and for the payment of (i) all amounts payable to holders of Parent Ordinary Shares who shall have validly redeemed their Parent Ordinary Shares upon acceptance by Parent of such Parent Ordinary Shares, (ii) the expenses of the Company and the Parent Parties to the third parties to which they are owed, (iii) the Deferred Underwriting Amount to the underwriter in the IPO and (iv) following the payment of any amounts required pursuant to the preceding clauses (i) through (iii), the remaining monies in the Trust Account to the Parent Parties. The Parent Parties shall not agree to, or permit, any amendment or modification of, or waiver under, the Investment Management Trust Agreement without the prior written consent of the Company.

7.13   Directors’ and Officers’ Indemnification and Insurance.
(a)   The parties agree that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of the Parent Parties and the Company and each of its Subsidiaries who are currently covered by Parent’s, the Company’s or their respective Subsidiaries’ directors’ and officers’ liability insurance policies (the “D&O Indemnified Persons”) as provided in their respective Organizational Documents, in each case as in effect on the date of this Agreement, or under any indemnification, employment or other similar agreements between any D&O Indemnified Person and any of the Parent Parties in effect on the date hereof and disclosed in Schedule 7.13(a), shall survive the Closing and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable Law. For a period of six (6) years after the Effective Time, Parent shall cause the Organizational Documents of Parent and the Company to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to the D&O Indemnified Persons than are set forth as of the date of this Agreement in the Organizational Documents of the Parent Parties and the Company, as applicable, to the extent permitted by applicable Law. The provisions of this Section 7.13 shall survive the Closing and are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Persons and their respective heirs and representatives.
(b)   For a period of six (6) years from the Effective Time, Parent shall maintain in effect directors’ and officers’ liability insurance covering the D&O Indemnified Persons on terms not less favorable than the terms of the current directors’ and officers’ liability insurance policies under which each such Person is currently covered, provided however, Parent may instead cause coverage to be extended under the applicable existing policy by obtaining a “tail” insurance policy that provides coverage for up to a six-year period from the Closing Date, for the benefit of the D&O Indemnified Persons (the “D&O Tail Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the applicable existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage. Parent shall cause such D&O Tail Insurance to be maintained in full force and effect, for its full term, and cause the other Parent Parties to honor all obligations thereunder.
7.14   Registration Rights.   Prior to the Closing, the Company shall use commercially reasonable efforts to cause Sorrento to enter into the Registration Rights Agreement.
7.15   “Blank-Check Company”.   In addition to, and not in limitation of, the restrictions set forth in Section 7.2, from the date hereof through the Effective Time, the Parent shall remain a “blank check company” as defined under the Securities Act, shall not conduct any business operations other than in connection with this Agreement and ordinary course operations to maintain its status as a Nasdaq-listed special purpose acquisition company pending the completion of the transactions contemplated hereby.
7.16   Certain Consents.   The Company shall use its commercially reasonable efforts to obtain each required third party consent set forth in Schedule 7.16 to the transactions contemplated by this Agreement as promptly as reasonably practicable hereafter.
7.17   Reasonable Best Efforts; Support of Transaction.   Subject to the terms and conditions of this Agreement (the obligations of which, for the avoidance of doubt, shall control to the extent of any conflict with the succeeding provisions of this Section 7.17), (i) each party shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable Laws, and cooperate as reasonably requested by the other parties, to consummate and implement expeditiously each of the transactions contemplated by this Agreement, including the satisfaction (but not waiver) of the closing conditions set forth in Article VIII. In furtherance thereof, the parties hereto shall execute and deliver such other documents, certificates, agreements and other writings and take such other actions as may be necessary or reasonably desirable in order to consummate or implement expeditiously each of the transactions contemplated by this Agreement.
7.18   HSR Act; Other Filings.
(a)   To the extent required under any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade, including the HSR Act (“Antitrust Laws”), each party hereto agrees to promptly (and in connection with any required filings under the HSR Act, no later than ten (10) Business Days after the date of this Agreement) make any required filing or application under Antitrust Laws, as applicable. The parties hereto agree to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to Antitrust Laws and to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods or obtain required approvals, as applicable under Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period provided for under the HSR Act.
(b)   Each party hereto shall, in connection with its efforts to obtain all requisite approvals and authorizations for the transactions contemplated hereby under any Antitrust Law, use its reasonable best efforts to: (i) cooperate in all respects with each other party or its Affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any Action initiated by a private person; (ii) keep the other parties reasonably informed of any communication received by such party or its Representatives from, or given by such party or its Representatives to, any Governmental Authority and of any communication received or given in connection with any Action by a private person, in each case regarding any of the transactions contemplated hereby; (iii) permit a Representative of the other parties and their respective outside counsel to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Authority or, in connection with any Action by a private person, with any other person, and to the extent permitted by such Governmental Authority or other person, give a Representative or Representatives of the other parties the opportunity to attend and participate in such meetings and conferences; (iv) in the event a party’s Representative is prohibited from participating in or attending any meetings or conferences, the other parties shall keep such party promptly and reasonably apprised with respect thereto; and (v) use reasonable best efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the transactions contemplated hereby, articulating any regulatory or competitive argument or responding to requests or objections made by any Governmental Authority.
(c)   No party hereto shall take any action that could reasonably be expected to adversely affect or materially delay the approval of any Governmental Authority of any required filings or applications under Antitrust Laws. The parties hereto further covenant and agree, with respect to a threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of the parties hereto to consummate the transactions contemplated hereby, to use reasonable best efforts to prevent or lift the entry, enactment or promulgation thereof, as the case may be.
7.19   Tax Matters.
(a)   Tax Opinions.   If, in connection with the preparation and filing of the Registration Statement and Proxy Statement/Prospectus, the SEC requires that tax opinions be prepared and submitted, Parent, Merger Sub, and/or the Company shall deliver to Paul Hastings LLP and/or Loeb & Loeb LLP, respectively, customary Tax representation letters satisfactory to such counsel, dated and executed as of the date the Registration Statement and Proxy Statement/Prospectus shall have been declared effective by the SEC and such other date(s) as determined reasonably necessary by such counsel in connection with the preparation and filing of the Registration Statement and Proxy Statement/Prospectus.
(b)   Tax Matters Cooperation.   Each of the parties hereto shall (and shall cause its respective Affiliates to) cooperate fully, as and to the extent reasonably requested by another party hereto, in connection with the filing of relevant Tax Returns, and any audit or tax proceeding. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information reasonably relevant to any tax proceeding or audit, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.
(c)   Transfer Taxes.   Notwithstanding anything to the contrary contained herein, all transfer, documentary, sales, use, stamp, registration, value added or other similar Taxes incurred in connection with the Merger, and the other transactions contemplated hereby shall be borne by Parent, which shall file all necessary Tax Returns with respect to all such Taxes and timely pay (or cause to be timely paid) to the applicable Governmental Authority such Taxes. The parties agree to reasonably cooperate to

(i) sign and deliver such resale and other certificates or forms as may be necessary or appropriate to establish an exemption from (or otherwise reduce) any such Taxes and (ii) prepare and file (or cause to be prepared and filed) all Tax Returns in respect of any such Taxes.
(d)   Parent shall retain all Books and Records with respect to Tax matters of the Company for Pre-Closing Periods for at least seven (7) years following the Closing Date and shall abide by all record retention agreements entered into by or with respect to the Company with any Taxing Authority.
7.20   Compliance with SPAC Agreements.   The Parent Parties shall comply with each of the applicable agreements entered into in connection with the IPO, including that certain Registration Rights Agreement, dated as of January 6, 2021 by and between Parent and the investors named therein.
7.21   Company Stockholder Approval.   Following the Registration Statement being declared effective under the Securities Act, the Company shall use its reasonable best efforts to obtain and deliver to Parent, a written consent of the Stockholders constituting the Requisite Company Vote (the “Company Stockholder Written Consent”).
7.22   Parent Special Meeting; Form S-4.
(a)   As promptly as practicable following the execution and delivery of this Agreement, Parent shall prepare, with the assistance of the Company, and cause to be filed with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, and including the Proxy Statement/Prospectus contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of (i) the Domesticated Parent Common Shares, the Domesticated Parent Warrants and the Domesticated Parent Units to be issued upon the conversion of the issued and outstanding Parent Ordinary Shares, Parent Warrants and Parent Units, respectively, pursuant to the Domestication and (ii) the other Domesticated Parent Common Shares to be issued under this Agreement, which Registration Statement will also contain the Proxy Statement/Prospectus. The Registration Statement shall include a proxy statement of Parent as well as a prospectus for the offering of shares to Stockholders (as amended, the “Proxy Statement/Prospectus”) for the purpose of soliciting proxies from Parent shareholders for the matters to be acted upon at the Parent Special Meeting and providing the public shareholders of Parent an opportunity in accordance with Parent’s Organizational Documents and the final IPO prospectus of the Parent, dated January 6, 2021 (the “Prospectus”) to have their Parent Ordinary Shares redeemed in conjunction with the shareholder vote on the Parent Shareholder Approval Matters (as defined below). The Proxy Statement/Prospectus shall include proxy materials for the purpose of soliciting proxies from Parent shareholders to vote, at an extraordinary general meeting of Parent to be called and held for such purpose (the “Parent Special Meeting”), in favor of resolutions approving (i) the adoption and approval of this Agreement and the Additional Agreements and the transactions contemplated hereby or thereby, including the Merger, by the holders of Parent Common Shares in accordance with Parent Organizational Documents, the DGCL and the rules and regulations of the SEC and Nasdaq, (ii) adoption of the Parent Certificate of Incorporation and the Parent Bylaws in connection with the Domestication, (iii) adoption of the Parent Incentive Plan, (iv) adoption of the ESPP, (v) election of the directors of Parent, (vi) the adoption and approval of the issuance of the Domesticated Parent Common Shares in connection with the transactions contemplated by this Agreement as required by Nasdaq listing requirements, (vii) the adoption and approval of each other proposal that either the SEC or Nasdaq (or the respective staff members thereof) indicates is necessary in its comments to the Proxy Statement/Prospectus or in correspondence related thereto, (viii) such other matters as the Company and Parent shall hereafter mutually determine to be necessary or appropriate in order to effect the Merger and the other transactions contemplated by this Agreement, and (ix) approval to adjourn the Parent Special Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (the approvals described in foregoing clauses (i) through (ix), collectively, the “Parent Shareholder Approval Matters”). Without the prior written consent of the Company, the Parent Shareholder Approval Matters shall be the only matters (other than procedural matters) which Parent shall propose to be acted on by Parent’s shareholders at the Parent Special Meeting. Neither Parent’s board of directors nor any committee or agent or representative thereof shall withdraw (or modify in a manner adverse to the Company), or propose to withdraw (or modify in a manner adverse to the Company) Parent’s board of director’s recommendation that the Parent shareholders vote in favor of the adoption of the Parent Shareholder Approval Matters. The Parent Parties shall provide the Company (and its counsel) with a reasonable opportunity to review and comment on and approve in writing the Proxy Statement/Prospectus and any amendment or supplement thereto prior to filing the same with the SEC.
(b)   The Company shall provide the Parent Parties with such information concerning the Company and its equity holders, officers, directors, employees, assets, Liabilities, condition (financial or otherwise), business and operations that may be required or appropriate for inclusion in the Proxy Statement/Prospectus, or in any amendments or supplements thereto, which information provided by the Company shall be true and correct and not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not materially misleading (subject to the qualifications and limitations set forth in the materials provided by the Company). If required by applicable SEC rules or regulations, such financial information provided by the Company must be reviewed or audited by the Company’s auditors. The Parent Parties shall provide such information concerning each Parent Parties and its equity holders, officers, directors, employees, assets, Liabilities, condition (financial or otherwise), business and operations that may be required or appropriate for inclusion in the Proxy Statement/Prospectus, or in any amendments or supplements thereto, which information provided by the Parent Parties shall be true and correct and not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not materially misleading.
(c)   Each of Parent and the Company shall use its reasonable best efforts to cause the Proxy Statement/Prospectus to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger. Each of Parent and the Company shall furnish all information concerning it as may reasonably be requested by the other Party in connection with such actions and the preparation of the Registration Statement and the Proxy Statement/Prospectus. Promptly after the Registration Statement is declared effective under the Securities Act, Parent will cause the Proxy Statement/Prospectus to be mailed to shareholders of Parent. Parent also agrees to use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated hereby.
(d)   Each of Parent and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed), any response to comments of the SEC or its staff with respect to the Registration Statement and any amendment to the Registration Statement filed in response thereto. If Parent or the Company becomes aware that any information contained in the Registration Statement shall have become false or misleading in any material respect or that the Registration Statement is required to be amended in order to comply with applicable Law, then (i) such Party shall promptly inform the other Parties and (ii) Parent, on the one hand, and the Company, on the other hand, and shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed) an amendment or supplement to the Registration Statement. Parent shall cause the Registration Statement as so amended or supplemented, which is mutually agreed upon by Parent and the Company, to be filed with the SEC and to be disseminated to the holders of shares of Parent Ordinary Shares pursuant to applicable Law and subject to the terms and conditions of this Agreement and the Parent Organizational Documents and the Company Organizational Documents. Each of the Company and Parent shall provide the other Parties with copies of any written comments, and shall inform such other Parties of any oral comments, that Parent or the Company receives from the SEC or its staff with respect to the Registration Statement promptly after the receipt of such comments and shall give the other Parties a reasonable opportunity to review and comment on any proposed written or oral responses to such comments prior to responding to the SEC or its staff.
(e)   Each party shall, and shall cause each of its subsidiaries to, make their respective directors, officers and employees, upon reasonable advance notice, available at a reasonable time and location to the Company, the Parent Parties and their respective representatives in connection with the drafting of the public filings with respect to the transactions contemplated by this Agreement, including the Proxy Statement/Prospectus, and responding in a timely manner to comments from the SEC. The Parent

Parties shall cause the Proxy Statement/Prospectus to be disseminated to Parent’s shareholders, in each case as and to the extent required by applicable Laws and subject to the terms and conditions of this Agreement and Parent’s Organizational Documents.
(f)   Parent shall as promptly as reasonably practicable advise the Company of the time of effectiveness of the Proxy Statement/Prospectus or the filing of any supplement or amendment thereto, the issuance of any stop order relating thereto or the suspension of the qualification of the Parent Ordinary Shares for offering or sale in any jurisdiction, of the initiation or written threat of any Proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Proxy Statement/Prospectus or for additional information and Parent and the Company shall each use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.
(g)   As promptly as reasonably practicable following the time at which the Proxy Statement/Prospectus is declared effective under the Securities Act, Parent shall (i) establish the record date for, duly call, give notice of and (ii) duly convene and hold the Parent Special Meeting. Parent may postpone or adjourn the Parent Special Meeting (i) to solicit additional proxies for the purpose of obtaining the Parent’s shareholders’ approval, (ii) due to the absence of a quorum or (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosures that Parent has determined, based on the advice of outside legal counsel, is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Parent’s shareholders prior to the Parent Special Meeting; provided that, without the consent of the Company, in no event shall Parent adjourn the Parent Special Meeting for more than 15 Business Days later than the most recently adjourned meeting or a date that is beyond the Outside Date.
7.23   Confidentiality.   Except as necessary to complete the Proxy Statement/Prospectus, the Company, on the one hand, and the Parent Parties, on the other hand, shall hold and shall cause their respective Representatives to hold in strict confidence, unless compelled to disclose by judicial or administrative process or by other requirements of Law, all documents and information concerning the other party furnished to it by such other party or its representatives in connection with the transactions contemplated by this Agreement (except to the extent that such information can be shown to have been (a) previously known by the party to which it was furnished, (b) in the public domain through no fault of such party or (c) later lawfully acquired from other sources, which source is not the agent of the other party, by the party to which it was furnished), and each party shall not release or disclose such information to any other person, except its representatives in connection with this Agreement. In the event that any party believes that it is required to disclose any such confidential information pursuant to applicable Laws, such party shall give timely written notice to the other parties so that such parties may have an opportunity to obtain a protective order or other appropriate relief. Each party shall be deemed to have satisfied its obligations to hold confidential information concerning or supplied by the other parties if it exercises the same care as it takes to preserve confidentiality for its own similar information, but in no event less than reasonable care. The parties acknowledge that some previously confidential information will be required to be disclosed in the Proxy Statement/Prospectus.
7.24   Equity Incentive Plan and ESPP.   Prior to the Effective Time, Parent shall adopt and approve the (a) Parent Incentive Plan, with a share reserve equal to ten percent (10%) of the issued and outstanding shares of Purchaser as of immediately following the Effective Time, and (b) the ESPP, with a share reserve equal to one percent (1%) of the issued and outstanding shares of Purchaser as of immediately following the Effective Time.
7.25   Certain Compensation Arrangements.   Parent hereby acknowledges the compensation arrangements set forth on Schedule 7.25 of the Company Disclosure Schedules, which arrangements shall become effective as of the Closing, subject to necessary approvals; provided that the actual grant of the equity awards included in any such arrangements may be deferred until after Parent has filed its first Registration Statement on Form S-8 following the Closing.
7.26   Extension Proposal.
(a)   In the event that it is reasonably determined by Parent and the Company on May 11, 2022 (or such other date that is agreed to in writing by Parent and the Company) that it is reasonably likely that the Merger will not be consummated by July 10, 2022, then upon the written request of Parent or the Company to the other party, then Parent and the Company (i) shall reasonably cooperate with respect to the preparation, filing and mailing of a proxy statement and any other materials necessary to solicit proxies from Parent shareholders to vote, at an extraordinary general meeting of Parent to be called and held for purpose of such vote, in favor of (A) amending Parent’s Organizational Documents (such amendment, the “Extension Amendment”) to extend the final date in respect of which Parent must consummate a Business Combination thereunder to the date that that is six (6) months following delivery of the Audited 2020/2021 Financial Statements to the Parent Parties pursuant to Section 7.8 or such other date that is mutually agreed to by the Company and Parent in writing (the “Extension Date”) and (B) such other matters as the Company and Parent shall mutually determine to be necessary or appropriate in order to effect the Extension Amendment; and (ii) execute and deliver such other documents and take such other actions, as may reasonably be necessary to effectuate the Extension Amendment. Notwithstanding anything to the contrary, the right to make a written request pursuant to the preceding sentence shall not be available to a party if the potential failure of the Merger to be consummated by July 10. 2022 was due to such party’s breach of or failure to perform any of its covenants or agreements set forth in this Agreement.
(b)   As promptly as reasonably practicable following the time at which the proxy statement contemplated by Section 7.26(a) is cleared by the SEC, Parent shall (i) establish the record date for, duly call, give notice of and (ii) duly convene and hold the applicable extraordinary general meeting.
7.27   Interim Financing.   Parent and the Company shall use their commercially reasonable efforts to assure that, as mutually determined by Parent and the Company, Parent will have sufficient funds at the Closing to pay the Outstanding Parent Expense Amount and the Outstanding Company Expense Amount in full. Such efforts may include, without limitation, obtaining a backstop, put, forward contract, debt, equity or convertible financing, or other similar arrangement, in each case, on terms that are mutually agreed to by Parent and the Company.
ARTICLE VIII
CONDITIONS TO CLOSING
8.1   Condition to the Obligations of the Parties.   The obligations of all of the parties hereto to consummate the Closing are subject to the satisfaction of all the following conditions:
(a)   There shall be no Order, statute, rule or regulations enjoining or prohibiting the consummation of the consummation of the Merger; provided, that the Governmental Authority issuing such Order has jurisdiction over the parties hereto with respect to the transactions contemplated hereby.
(b)   The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.
(c)   The Parent Shareholder Approval Matters that are submitted to the vote of the shareholders of Parent at the Parent Special Meeting in accordance with the Proxy Statement and Parent’s Organizational Documents shall have been approved by the requisite vote of the shareholders of Parent at the Parent Special Meeting in accordance with Parent’s Organizational Documents and applicable Law (the “Required Parent Shareholder Approval”).
(d)   The Company Stockholder Written Consent shall have been obtained.
(e)   All required filings under the HSR Act, and other applicable anti-trust laws, shall have been completed and any applicable waiting period, any extensions thereof, and any commitments by the parties not to close before a certain date under a timing agreement entered into with a Governmental Authority shall have expired or otherwise been terminated.
8.2   Conditions to Obligations of the Parent Parties.   The obligation of the Parent Parties to consummate the Closing is subject to the satisfaction, or the waiver at the Parent Parties’ sole and absolute discretion, of all the following further conditions:

(a)   The Company shall have duly performed all of its obligations hereunder required to be performed by it at or prior to the Closing Date in all material respects, unless the applicable obligation has a materiality qualifier in which case it shall be duly performed in all respects.
(b)   All of the representations and warranties of the Company contained in Article V disregarding all qualifications and exceptions contained herein relating to materiality or Company Material Adverse Effect, regardless of whether it involved a known risk, shall: (i) be true and correct at and as of the date of this Agreement, and (ii) be true and correct as of the Closing Date (other than, in each case, if the representations and warranties that speak as of a specific date, then such representations and warranties need only to be true and correct as of such date), in the case of (i) and (ii), other than as would not in the aggregate reasonably be expected to have a Company Material Adverse Effect.
(c)   Since the Signing Date, no Company Material Adverse Effect has occurred that is continuing, regardless of whether it involved a known risk.
(d)   The Parent Parties shall have received a certificate signed by the Chief Executive Officer and Chief Financial Officer of the Company certifying the satisfaction of the conditions set forth in clauses (a) through (c) of this Section 8.2.
(e)   The Parent Parties shall have received (i) a copy of the Organizational Documents of the Company as in effect as of the Closing Date, (ii) copies of (A) resolutions duly adopted by the board of directors of the Company authorizing this Agreement and the transactions contemplated hereby and (B) the Company Stockholder Written Consent, and (iii) a recent certificate of good standing as of a date no later than thirty (30) days prior to the Closing Date regarding the Company from the Delaware Secretary of State.
(f)   The Parent Parties shall have received a copy of each of the Additional Agreements to which the Company is a party, duly executed by the Company and by all other parties thereto, and each such Additional Agreement shall be in full force and effect.
(g)   Sorrento shall have executed the Registration Rights Agreement.
8.3   Conditions to Obligations of the Company.   The obligations of the Company to consummate the Closing is subject to the satisfaction, or the waiver at the Company’s discretion, of all of the following further conditions:
(a)   The Parent Parties shall have duly performed all of their obligations hereunder required to be performed by them at or prior to the Closing Date in all material respects, unless the applicable obligation has a materiality qualifier in which case it shall be duly performed in all respects.
(b)   All of the representations and warranties of the Parent Parties contained in Article V of this Agreement, disregarding all qualifications and exceptions contained herein relating to materiality or Parent Material Adverse Effect, regardless of whether it involved a known risk, shall: (i) be true and correct at and as of the date of this Agreement and (ii) be true and correct as of the Closing Date (other than in each case except for representation and warranties that speak as of a specific date, in which case such representations and warranties need only to be true and correct as of such), in the case of (i) and (ii), other than as would not in the aggregate reasonably be expected to have a Parent Material Adverse Effect.
(c)   Since the date of this Agreement, no Parent Material Adverse Effect has occurred that is continuing, regardless of whether it involved a known risk.
(d)   The Company shall have received a certificate signed by an authorized officer of Parent Parties certifying the satisfaction of the conditions set forth in clauses (a) through (c) of this Section 8.3.
(e)   From the date hereof until the Closing, the Parent Parties shall have been in material compliance with the reporting requirements under the Securities Act and the Exchange Act applicable to the Parent Parties.
(f)   Each of the Parent Parties shall have executed and delivered to the Company each Additional Agreement to which it is a party.

(g)   The directors designated by the Company shall have been appointed to the board of directors of the Parent, effective as of the Closing.
(h)   Parent shall remain listed on Nasdaq and the additional listing application for the Domesticated Parent Common Shares issued in connection with the Merger and the initial listing application in connection with the transactions contemplated by this Agreement shall have been approved by Nasdaq. As of the Closing Date, Parent shall not have received any written notice from Nasdaq that it has failed, or would reasonably be expected to fail to meet the Nasdaq initial or continued listing requirements as of the Closing Date for any reason, where such notice has not been subsequently withdrawn by Nasdaq or the underlying failure appropriately remedied or satisfied.
(i)   After giving effect to the transactions contemplated hereby, Parent shall have at least $5,000,001 in net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the Effective Time.
(j)   The Domestication shall have been completed as provided in Section 2.1 and a time-stamped copy of the certificate issued by the Secretary of State of the State of Delaware in relation thereto shall have been delivered to the Company.
(k)   The Investment Management Trust Agreement shall have been amended solely to the extent necessary to enable the intended effects of the Amended Underwriting Agreement without breach of, or other conflict with, the Investment Management Trust Agreement as so amended.
ARTICLE IX
TERMINATION
9.1   Termination.   This Agreement may be terminated and the transactions contemplated hereby abandoned:
(a)   by the mutual written consent of the Company and Parent;
(b)   by Parent, if any of the representations or warranties of the Company set forth in Article V shall not be true and correct, or if the Company has failed to perform any covenant or agreement on the part of the Company set forth in this Agreement (including an obligation to consummate the Closing), in each case such that the conditions to Closing set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failure to perform any covenant or agreement, as applicable, are not cured (or waived by the Parent Parties) by the earlier of (i) the Outside Date or (ii) 30 days after written notice thereof is delivered to the Company; provided, however that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.1(b) if any Parent Party is then in material breach of any representation, warranty, covenant, or obligation hereunder, which breach has not been cured;
(c)   by the Company, if any of the representations or warranties of any Parent Party set forth in Article VI shall not be true and correct, or if any Parent Party has failed to perform any covenant or agreement on its part set forth in this Agreement (including an obligation to consummate the Closing), in each case such that the conditions to Closing set forth in either Section 8.3(a) or Section 8.3(b) would not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failure to perform any covenant or agreement, as applicable, are not cured (or waived by the Company) by the earlier of (i) the Outside Date or (ii) 30 days after written notice thereof is delivered to Parent; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(c) if the Company is then in material breach of any representation, warranty, covenant, or obligation hereunder, which breach has not been cured;
(d)   by either the Company or Parent:
(i)   on or after July 11, 2022 (the “Outside Date”), if the Merger shall not have been consummated prior to the Outside Date; provided that if an Extension Amendment shall be in effect, the Outside Date shall be the Extension Date; or

(ii)   if any Order having the effect set forth in Section 8.1(a) shall be in effect and shall have become final and non-appealable;
(e)   by the Company if any of the Parent Shareholder Approval Matters (other than the Parent Shareholder Approval Matters described in Section 7.22(a)) shall fail to receive the Required Parent Shareholder Approval at the Parent Special Meeting (unless such Parent Special Meeting has been adjourned or postponed, in which case at the final adjournment or postponement thereof);
(f)   by Parent if the Company Stockholder Written Consent shall not have been obtained within five (5) Business Days following the Registration Statement being declared effective by the SEC, provided that the termination right under this Section 9.1(f) shall be of no further force or effect if the Company Written Stockholder Consent is delivered to the Parent Parties prior to the termination of this Agreement (even if after the five (5) Business Day period provided above); or
(g)   by Parent, in the event that the Audited 2020/2021 Financial Statements have not been delivered to the Parent Parties on or before March 31, 2022 and remain undelivered prior to the termination of this Agreement pursuant to this Section 9.1(g).
9.2   Effect of Termination.   In the event of the termination of this Agreement as provided in Section 9.1 (other than termination pursuant to Section 9.1(a)), written notice thereof shall be given by the Party desiring to terminate to the other party or parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall following such delivery become null and void (other than the provisions of Article X and this Section 9.2), and there shall be no Liability on the part of any Parent Party or their respective directors, officers and Affiliates; provided, however, that nothing in this Agreement will relieve any party from Liability for any Fraud or Willful Breach.
ARTICLE X
MISCELLANEOUS
10.1   Notices.   Any notice hereunder shall be sent in writing, addressed as specified below, and shall be deemed given: (a) if by hand or recognized courier service, by 4:00PM on a business day, addressee’s day and time, on the date of delivery, and otherwise on the first business day after such delivery; (b) if by fax or email, on the date that transmission is confirmed electronically, if by 4:00PM on a business day, addressee’s day and time, and otherwise on the first business day after the date of such confirmation; or (c) five days after mailing by certified or registered mail, return receipt requested. Notices shall be addressed to the respective parties as follows (excluding telephone numbers, which are for convenience only), or to such other address as a party shall specify to the others in accordance with these notice provisions:
if to the Company (following the Closing), to:
Scilex Holding Company
960 San Antonio Road
Palo Alto, CA 94303
Email: jshah@scilexpharma.com
with a copy to (which shall not constitute notice):
Paul Hastings LLP
1117 S. California Avenue
Palo Alto, CA 94304
Attention: Jeffrey T. Hartlin, Esq.
Email: jeffhartlin@paulhastings.com
if to any Parent Party:
Vickers Vantage Corp. I
85 Broad Street, 16th Floor
New York, NY 10004
Attn: Jeffrey Chi, CEO
Email: jeff.chi@vickersventure.com

with a copy to (which shall not constitute notice):
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
Attn: Mitchell Nussbaum
Email: mnussbaum@loeb.com
10.2   Amendments; No Waivers; Remedies.
(a)   This Agreement cannot be amended, except by a writing signed by each of the Parent Parties and the Company, and cannot be terminated orally or by course of conduct. No provision hereof can be waived, except by a writing signed by the party against whom such waiver is to be enforced, and any such waiver shall apply only in the particular instance in which such waiver shall have been given.
(b)   Neither any failure or delay in exercising any right or remedy hereunder or in requiring satisfaction of any condition herein nor any course of dealing shall constitute a waiver of or prevent any party from enforcing any right or remedy or from requiring satisfaction of any condition. No notice to or demand on a party waives or otherwise affects any obligation of that party or impairs any right of the party giving such notice or making such demand, including any right to take any action without notice or demand not otherwise required by this Agreement. No exercise of any right or remedy with respect to a breach of this Agreement shall preclude exercise of any other right or remedy, as appropriate to make the aggrieved party whole with respect to such breach, or subsequent exercise of any right or remedy with respect to any other breach.
10.3   Nonsurvival of Representations.   None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and shall terminate and expire upon the occurrence of the Effective Time (and there shall be no Liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring on or after the Closing and (b) this Section 10.3.
10.4   Arm’s Length Bargaining; No Presumption Against Drafter.   This Agreement has been negotiated at arm’s-length by parties of equal bargaining strength, each represented by counsel or having had but declined the opportunity to be represented by counsel and having participated in the drafting of this Agreement. This Agreement creates no fiduciary or other special relationship between the parties, and no such relationship otherwise exists. No presumption in favor of or against any party in the construction or interpretation of this Agreement or any provision hereof shall be made based upon which Person might have drafted this Agreement or such provision.
10.5   Publicity.   Except as required by law and except with respect to the Parent SEC Documents, the parties agree that neither they nor their agents shall issue any press release or make any other public disclosure concerning the transactions contemplated hereunder without the prior approval of the other party hereto. If a party is required to make such a disclosure as required by law, the parties will use their reasonable best efforts to cause a mutually agreeable release or public disclosure to be issued.
10.6   Expenses.   Each party shall bear its own costs and expenses in connection with this Agreement and the transactions contemplated hereby; provided however that at the Closing, all of Parent’s and the Company’s unpaid Transaction Expenses shall be paid pursuant to Section 4.5(b).
10.7   No Assignment or Delegation.   No party may assign any right or delegate any obligation hereunder, including by merger, consolidation, operation of law, or otherwise, without the written consent of the other party. Any purported assignment or delegation without such consent shall be void, in addition to constituting a material breach of this Agreement.
10.8   Governing Law.   This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without giving effect to the conflict of laws principles thereof.

10.9   Counterparts; Facsimile Signatures.   This Agreement may be executed in counterparts, each of which shall constitute an original, but all of which shall constitute one agreement. This Agreement shall become effective upon delivery to each party of an executed counterpart or the earlier delivery to each party of original, photocopied, or electronically transmitted signature pages that together (but need not individually) bear the signatures of all other parties.
10.10   Entire Agreement.   This Agreement together with the Additional Agreements, the Company Disclosure Schedules and the Parent Disclosure Schedules, including any exhibits and schedules attached hereto or thereto, sets forth the entire agreement of the parties with respect to the subject matter hereof and thereof and supersedes all prior and contemporaneous understandings and agreements related thereto (whether written or oral), all of which are merged herein. Except as otherwise expressly stated herein or any Additional Agreement, there is no condition precedent to the effectiveness of any provision hereof or thereof.
10.11   Severability.   A determination by a court or other legal authority that any provision that is not of the essence of this Agreement is legally invalid shall not affect the validity or enforceability of any other provision hereof. The parties shall cooperate in good faith to substitute (or cause such court or other legal authority to substitute) for any provision so held to be invalid a valid provision, as alike in substance to such invalid provision as is lawful.
10.12   Construction of Certain Terms and References; Captions.   In this Agreement:
(a)   References to particular sections and subsections, schedules, and exhibits not otherwise specified are cross-references to sections and subsections, schedules, and exhibits of this Agreement.
(b)   The words “herein,” “hereof,” “hereunder,” and words of similar import refer to this Agreement as a whole and not to any particular provision of this Agreement, and, unless the context requires otherwise, “party” means a party signatory hereto.
(c)   Any use of the singular or plural, or the masculine, feminine, or neuter gender, includes the others, unless the context otherwise requires; “including” means “including without limitation;” “or” means “and/or;” “any” means “any one, more than one, or all;” and, unless otherwise specified, any financial or accounting term has the meaning of the term under United States generally accepted accounting principles as consistently applied heretofore by the Company.
(d)   Unless otherwise specified, any reference to any agreement (including this Agreement), instrument, or other document includes all schedules, exhibits, or other attachments referred to therein, and any reference to a statute or other law includes any rule, regulation, ordinance, or the like promulgated thereunder, in each case, as amended, restated, supplemented, or otherwise modified from time to time. Any reference to a numbered schedule means the same-numbered section of the disclosure schedule.
(e)   If any action is required to be taken or notice is required to be given within a specified number of days following a specific date or event, the day of such date or event is not counted in determining the last day for such action or notice. If any action is required to be taken or notice is required to be given on or before a particular day which is not a Business Day, such action or notice shall be considered timely if it is taken or given on or before the next Business Day.
(f)   Captions are not a part of this Agreement, but are included for convenience, only.
(g)   For the avoidance of any doubt, all references in this Agreement to “the knowledge or best knowledge of the Company” or similar terms shall be deemed to include the actual knowledge of Jaisim Shah and Dmitri Lissin, after due inquiry.
10.13   Further Assurances.   Each party hereto shall execute and deliver such documents and take such action, as may reasonably be considered within the scope of such party’s obligations hereunder, necessary to effectuate the transactions contemplated by this Agreement.
10.14   Third Party Beneficiaries.   Except as set forth in Section 7.11 and Section 10.20, neither this Agreement nor any provision hereof confers any benefit or right upon or may be enforced by any Person not a signatory hereto.

10.15   Waiver.   The Company has read the Prospectus and understand that the Parent has established the Trust Account for the benefit of the public shareholders of the Parent and the underwriters of the IPO pursuant to the Investment Management Trust Agreement and that, except for a portion of the interest earned on the amounts held in the Trust Account, the Parent may disburse monies from the Trust Account only for the purposes set forth in the Investment Management Trust Agreement. For and in consideration of the Parent agreeing to enter into this Agreement, the Company hereby agrees that it does not have any right, title, interest or claim of any kind in or to any monies in the Trust Account and hereby agrees that he, she or it will not seek recourse against the Trust Account for any claim it may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with the Parent.
10.16   Non-Recourse.   Except in the case of claims against a Person in respect of such Person’s Fraud:
(a)   Solely with respect to the Company, Parent and Merger Sub, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the Company, Parent and Merger Sub as named parties hereto; and
(b)   except to the extent a party hereto (and then only to the extent of the specific obligations undertaken by such party hereto), (i) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of the Company, Parent or Merger Sub and (ii) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in Contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, Parent or Merger Sub under this Agreement for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.
10.17   Jurisdiction.   Any Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby must be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, and each of the parties irrevocably (i) submits to the exclusive jurisdiction of each such court in any such proceeding or Action, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the proceeding or Action shall be heard and determined only in any such court, and (iv) agrees not to bring any proceeding or Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence Proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 10.17.
10.18   Waiver of Jury Trial; Exemplary Damages.
(a)   THE PARTIES TO THIS AGREEMENT HEREBY KNOWINGLY, VOLUNTARILY AND IRREVOCABLY WAIVE ANY RIGHT EACH SUCH PARTY MAY HAVE TO TRIAL BY JURY IN ANY ACTION OF ANY KIND OR NATURE, IN ANY COURT IN WHICH AN ACTION MAY BE COMMENCED, ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT OR ANY ADDITIONAL AGREEMENT, OR BY REASON OF ANY OTHER CAUSE OR DISPUTE WHATSOEVER BETWEEN OR AMONG ANY OF THE PARTIES TO THIS AGREEMENT OF ANY KIND OR NATURE. NO PARTY SHALL BE AWARDED PUNITIVE OR OTHER EXEMPLARY DAMAGES RESPECTING ANY DISPUTE ARISING UNDER THIS AGREEMENT OR ANY ADDITIONAL AGREEMENT.
(b)   Each of the parties to this Agreement acknowledge that each has been represented in connection with the signing of this waiver by independent legal counsel selected by the respective party and that such party has discussed the legal consequences and import of this waiver with legal counsel. Each of the parties to this Agreement further acknowledge that each has read and understands the meaning of this waiver and grants this waiver knowingly, voluntarily, without duress and only after consideration of the consequences of this waiver with legal counsel.

10.19   Company and Parent Disclosure Schedules.   The Company Disclosure Schedules and the Parent Disclosure Schedules (collectively, “Disclosure Schedules”) referenced herein are a part of this Agreement as if fully set forth herein. All references herein to the Company Disclosure Schedules and/or the Parent Disclosure Schedules shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a party in the applicable Disclosure Schedules or any schedule thereof, with a reference to any corresponding section of this Agreement or schedule of the applicable Disclosure Schedules shall be deemed to be a disclosure with respect to such other applicable sections of this Agreement or schedules of the applicable Disclosure Schedules if it is reasonably apparent on the face of such disclosure that such disclosure is responsive to such other section of this Agreement or schedule of the applicable Disclosure Schedules. Certain information set forth in the Disclosure Schedules is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.
10.20   Conflicts and Privilege.
(a)   Each of the parties hereto, on its own behalf and on behalf of its Representatives (including, after the Closing, the Surviving Corporation), hereby agree that, in the event that a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (x) the Sponsors, the stockholders or holders of other equity securities of Parent or the Sponsors and/or or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Surviving Corporation) (collectively, the “Parent Group”), on the one hand, and (y) the Surviving Corporation and/or any member of the Company Group, on the other hand, any legal counsel, including L&L, that represented Parent and/or the Sponsors prior to the Closing may represent the Sponsors and/or any other member of the Parent Group in such dispute even though the interests of such Persons may be directly adverse to the Surviving Corporation, and even though such counsel may have represented Parent in a matter substantially related to such dispute, or may be handling ongoing matters for the Surviving Corporation and/or the Sponsors. Parent and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Corporation), further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Additional Agreements or the transactions contemplated hereby or thereby) between or among Parent, the Sponsors and/or any other member of the Parent Group, on the one hand, and L&L, on the other hand, the attorney-client privilege and the expectation of client confidence shall survive the Merger and belong to the Parent Group after the Closing, and shall not pass to or be claimed or controlled by the Surviving Corporation. Notwithstanding the foregoing, any privileged communications or information shared by the Company prior to the Closing with Parent or the Sponsors under a common interest agreement shall remain the privileged communications or information of the Surviving Corporation.
(b)   Parent and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Corporation), hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (x) the stockholders or holders of other equity securities of the Company and/or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Surviving Corporation) (collectively, the “Company Group”), on the one hand, and (y) the Surviving Corporation and/or any member of the Parent Group, on the other hand, any legal counsel, including Paul Hastings LLP (“PH”) that represented the Company prior to the Closing may represent any member of the Company Group in such dispute even though the interests of such Persons may be directly adverse to the Surviving Corporation, and even though such counsel may have represented Parent and/or the Company in a matter substantially related to such dispute, or may be handling ongoing matters for the Surviving Corporation, further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Additional Agreements or the transactions contemplated hereby or thereby) between or among the Company and/or any member of the Company Group, on the one hand, and PH, on the other hand, the attorney-client privilege and the expectation of client confidence shall survive the Merger and belong to the Company Group after the Closing, and shall not pass to or be claimed or controlled by the Surviving Corporation. Notwithstanding the foregoing, any privileged communications or information shared by Parent prior to the Closing with the Company under a common interest agreement shall remain the privileged communications or information of the Surviving Corporation.
[The remainder of this page intentionally left blank; signature pages to follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.
Parent:
VICKERS VANTAGE CORP. I
By:
/s/ Jeffrey Chi

Name: Jeffrey Chi
Title: Chief Executive Officer
Merger Sub:
VANTAGE MERGER SUB INC.
By:
/s/ Chris Ho

Name: Chris Ho
Title: Chief Executive Officer

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.
Company:
SCILEX HOLDING COMPANY
By:
/s/ Jaisim Shah

Name: Jaisim Shah
Title: Chief Executive Officer

Annex B

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
SCILEX HOLDING COMPANY
a Delaware corporation

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)
Scilex Holding Company (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “DGCL”),
DOES HEREBY CERTIFY THAT:
1.   The name of this Corporation is Scilex Holding Company, which was originally incorporated pursuant to the DGCL on [date] under the name “Vickers Vantage Corp. I”.
2.   The Amended and Restated Certificate of Incorporation of this Corporation attached hereto as Exhibit A, which is incorporated herein by this reference, and which restates, integrates and further amends the provisions of the Certificate of Incorporation of this Corporation[, as previously amended and restated,] has been duly adopted by this Corporation’s Board of Directors and by the stockholders in accordance with Sections 242 and 245 of the DGCL.
IN WITNESS WHEREOF, this Corporation has caused this Amended and Restated Certificate of Incorporation to be signed by its duly authorized officer, and the foregoing facts stated herein are true and correct.
[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this Corporation on [           ], 2022.
By:
Name:   Jaisim Shah
Title:   Chief Executive Officer

EXHIBIT A

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
SCILEX HOLDING COMPANY
a Delaware corporation

ARTICLE I.
NAME
The name of the Corporation is Scilex Holding Company.
ARTICLE II.
REGISTERED OFFICE AND AGENT
The address of the Corporation’s registered office in the State of Delaware is located at 251 Little Falls Drive, in the City of Wilmington, County of New Castle, Delaware 19808. The registered agent is Corporation Service Company.
ARTICLE III.
PURPOSE
The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (as amended from time to time, the “DGCL”).
ARTICLE IV.
CAPITAL STOCK
A.   The total number of shares of all classes of stock that the Corporation shall have authority to issue is 750,000,000 shares, consisting of (i) 740,000,000 shares of common stock, par value $0.0001 per share (the “Common Stock”), and (ii) 10,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”).
B.   The designations, preferences, privileges, rights and voting powers and any limitations, restrictions or qualifications thereof of the shares of each class are as follows:
(i)   Each holder of Common Stock, as such, shall be entitled to one vote for each share of Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote; provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation (this “Certificate”) (including any Preferred Stock Designation (as hereinafter defined)) that relates solely to the terms of one or more outstanding classes or series of Preferred Stock if the holders of such affected classes or series are entitled, either separately or together with the holders of one or more other such classes or series, to vote thereon pursuant to this Certificate (including any Preferred Stock Designation) or pursuant to the DGCL.
(ii)   The Preferred Stock may be issued from time to time in one or more series pursuant to a resolution or resolutions providing for such issue duly adopted by the Board of Directors and by filing a certificate pursuant to applicable law of the State of Delaware (hereinafter referred to as a “Preferred Stock Designation”) pursuant to the DGCL. The Board of Directors of the Corporation (the “Board of Directors”) (or any committee to which it may duly delegate the authority granted in this Section B(ii) of Article IV) is hereby empowered to authorize the issuance from time to time of all or any of the shares of Preferred Stock in one or more series, for such consideration and for such corporate purposes as the Board of Directors may from time to time determine, and to establish from time to time for each such series the number of shares to be included in each such series and to fix the designations, powers, rights and preferences of the shares of each such series, and the qualifications, limitations and restrictions thereof to the fullest extent now or hereafter permitted by this Certificate and the laws of the State of Delaware, including, without limitation, voting rights (if any), dividend rights, dissolution rights, conversion rights, exchange rights and redemption rights thereof, as shall be stated and expressed in a resolution or resolutions adopted by the Board of Directors (or such committee thereof) providing for the issuance of such series of Preferred Stock. Each series of Preferred Stock shall be distinctly designated.
C.   The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the outstanding stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), and no vote of the holders of any of the Common Stock or the Preferred Stock voting separately as a class shall be required therefor, unless a vote of any such holder is required pursuant to this Certificate (including as required in any Preferred Stock Designation).
ARTICLE V.
BOARD OF DIRECTORS
A.   Except as otherwise provided by applicable law or this Certificate, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.
B.   Subject to the rights of any holders of Preferred Stock to elect directors pursuant to any Preferred Stock Designation, the total number of directors shall be as determined from time to time exclusively by the Board of Directors; provided that, at any time Sorrento Therapeutics, Inc. (together with its Affiliates (as defined below), subsidiaries, successors and assigns (other than the Corporation and its subsidiaries), “Sorrento Therapeutics, Inc.”) beneficially owns, in the aggregate, at least 50% in voting power of the then-outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, the stockholders may also fix the number of directors by resolution adopted by the stockholders. Election of directors need not be by written ballot unless the bylaws of the Corporation (as the same may be amended and/or restated from time to time, the “Bylaws”) shall so require. As used in this Article V only, the term “Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, another Person, and the term “Person” means any individual, corporation, general or limited partnership, limited liability company, joint venture, trust, association or any other entity.
C.   Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the Board of Directors of the Corporation shall be divided into three classes designated as Class I, Class II and Class III, respectively. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the Board of Directors. To the extent practicable, the Board of Directors shall assign an equal number of directors to Class I, Class II and Class III. At the first annual meeting of stockholders after the filing of this Certificate, the terms of the Class I directors shall expire, and Class I directors shall be elected for a full term of office to expire at the third succeeding annual meeting of stockholders after their election. At the second annual meeting of stockholders, the terms of the Class II directors shall expire, and Class II directors shall be elected for a full term of office to expire at the third succeeding annual meeting of stockholders after their election. At the third annual meeting of stockholders, the terms of the Class III directors shall expire, and Class III directors shall be elected for a full term of office to expire at the third succeeding annual meeting of stockholders after their election. At each succeeding annual meeting of stockholders, directors elected to succeed the directors of the class whose terms expire at such meeting shall be elected for a full term of office to expire at the third succeeding annual meeting of stockholders after their election. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as practicable, and any additional director of any class elected to fill a vacancy resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.
D.   Subject to the rights of the holders of any series of Preferred Stock and except as otherwise required by law or this Certificate, any vacancy resulting from the death, resignation, removal or disqualification of a director or other cause, or any newly created directorship in the Board of Directors, may be filled by a majority of the directors then in office, although less than a quorum, by the sole remaining director, or by the stockholders of the Corporation; provided, however, that from and after the Trigger Event (as defined below), any vacancy resulting from the death, resignation, removal or disqualification of a director or other cause, or any newly created directorship in the Board of Directors, shall be filled only by a majority of the directors then in office, although less than a quorum, or by the sole remaining director, and shall not be filled by the stockholders of the Corporation. Except as otherwise provided by this Certificate, a director elected to fill a vacancy or newly created directorship shall hold office until the annual meeting of stockholders for the election of directors of the class to which he or she has been appointed and until his or her successor has been duly elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, removal or disqualification.
E.   Except as otherwise required by law or this Certificate, and subject to the rights of the holders of any series of Preferred Stock, directors may be removed with or without cause by the affirmative vote of the holders of a majority in voting power of the then-outstanding shares of stock of the Corporation entitled to vote generally in the election of such directors; provided, however, that, from and after the Trigger Event (as defined below) any such director or all such directors may be removed only for cause and only by the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class.
ARTICLE VI.
CONSENT OF STOCKHOLDERS IN LIEU OF MEETING; SPECIAL MEETINGS OF
STOCKHOLDERS
A.   Subject to the rights of the holders of any series of Preferred Stock with respect to such series of Preferred Stock, any action required or permitted to be taken by stockholders must be effected at a duly called annual or special meeting of stockholders; provided, that prior to the Trigger Event, any action required or permitted to be taken at any annual or special meeting of stockholders of the Corporation may be taken without a meeting, without prior notice and without a vote, if a consent or consents, setting forth the action so taken, is signed by or on behalf of the holders of record of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, is delivered to the Corporation in accordance with the DGCL. For purposes of this Certificate of Incorporation, “Trigger Event” means the time that Sorrento Therapeutics, Inc. first ceases to beneficially own more than 50% in voting power of the then-outstanding shares of stock of the Corporation entitled to vote generally in the election of directors.
B.   Subject to the rights of the holders of any series of Preferred Stock with respect to such series of Preferred Stock, special meetings of stockholders for the transaction of such business as may properly come before the meeting may only be called by order of the Chairman of the Board of Directors, the Board of Directors (pursuant to a resolution adopted by the affirmative vote of a majority of the authorized number of directors constituting the Board of Directors, whether or not there exist any vacancies or other unfilled seats in previously authorized directorships) or the Chief Executive Officer of the Corporation; provided, however, that at any time prior to the Trigger Event, special meetings of the stockholders of the Corporation for any purpose or purposes shall also be called by or at the direction of the Board of Directors or the Chairman of the Board of Directors at the request of Sorrento Therapeutics, Inc. Any such special meeting of stockholders shall be held at such date, time, and place, within or without the State of Delaware, as may be specified by such order. The Board of Directors may, in its sole discretion, determine that special meetings of stockholders shall not be held at any place but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the DGCL. If such order fails to fix such place, the meeting shall be held at the principal executive offices of the Corporation.
ARTICLE VII.
LIMITATION OF LIABILITY
Except to the extent that the DGCL prohibits the elimination or limitation of liability of directors, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability. No amendment to or repeal of this provision shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal. If the DGCL is amended to permit further elimination or limitation of the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.
ARTICLE VIII.
CORPORATE OPPORTUNITIES AND COMPETITION
A.   In recognition and anticipation that (i) certain directors, officers, principals, partners, members, managers, employees, agents and/or other representatives of Sorrento Therapeutics, Inc. and its Affiliates (as defined below) may serve as directors, officers or agents of the Corporation and its Affiliates, and (ii) Sorrento Therapeutics, Inc. and its Affiliates may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation and Affiliates, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Corporation and its Affiliates, directly or indirectly, may engage, the provisions of this Article VIII are set forth to regulate and define the conduct of certain affairs of the Corporation and its Affiliates with respect to certain classes or categories of business opportunities as they may involve Sorrento Therapeutics, Inc. and its Affiliates and any person or entity who, while a stockholder, director, officer or agent of the Corporation or any of its Affiliates, is a director, officer, principal, partner, member, manager, employee, agent and/or other representative of Sorrento Therapeutics, Inc. and its Affiliates (each, an “Identified Person”), on the one hand, and the powers, rights, duties and liabilities of the Corporation and its Affiliates and its and their respective stockholders, directors, officers and agents in connection therewith, on the other.
B.   To the fullest extent permitted by law (including, without limitation, the DGCL), and notwithstanding any other duty (contractual, fiduciary or otherwise, whether at law or in equity), each Identified Person (i) shall have the right to, and shall have no duty (contractual, fiduciary or otherwise, whether at law or in equity) not to, directly or indirectly engage in and possess interests in other business ventures of every type and description, including those engaged in the same or similar business activities or lines of business as the Corporation or any of its Affiliates or deemed to be competing with the Corporation or any of its Affiliates, on its own account, or in partnership with, or as a direct or indirect equity holder, controlling person, stockholder, director, officer, employee, agent, Affiliate (including any portfolio company), member, financing source, investor, director or indirect manager, general or limited partner or assignee of any other person or entity with no obligation to offer to the Corporation or its subsidiaries or other Affiliates the right to participate therein and (ii) shall have the right to invest in, or provide services to, any person that is engaged in the same or similar business activities as the Corporation or its Affiliates or directly or indirectly competes with the Corporation or any of its Affiliates. To the fullest extent permitted by applicable law, but subject to the immediately preceding sentence, neither the Corporation nor any of its Subsidiaries shall have any rights in any business interests, activities or ventures of any Identified Person, and the Corporation hereby waives and renounces any interest or expectancy therein, except with respect to opportunities offered solely and expressly to officers of the Corporation in their capacity as such.
C.   Solely for purposes of this Article VIII, (i) “Affiliate” shall mean (a) with respect to Sorrento Therapeutics, Inc., any person or entity that, directly or indirectly, is controlled by Sorrento Therapeutics, Inc., controls Sorrento Therapeutics, Inc., or is under common control with Sorrento Therapeutics, Inc., but excluding (1) the Corporation, and (2) any entity that is controlled by the Corporation (including its direct and indirect subsidiaries), and (b) in respect of the Corporation, any Person that, directly or indirectly, is controlled by the Corporation; and (ii) “Person” shall mean any individual, corporation, general or limited partnership, limited liability company, joint venture, trust, association or any other entity.
ARTICLE IX.
EXCLUSIVE FORUM
A.   Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom, shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation or any current or former director, officer, employee or stockholder of the Corporation arising pursuant to any provision of the DGCL or of this Certificate or the Bylaws (as either may be amended and/or restated from time to time), (iv) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of this Certificate or the Bylaws (each as may be amended from time to time, including any right, obligation or remedy thereunder), (v) any action or proceeding asserting a claim against the Corporation or any current or former director, officer, employee or stockholder of the Corporation as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware, or (vi) any action asserting an “internal corporate claim,” as that term is defined in Section 115 of the DGCL. This Article IX.A. shall not apply to claims arising under the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction.
B.   Unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933.
C.   Any person or entity purchasing or otherwise acquiring any interest in shares of stock of the Corporation shall be deemed to have notice of and, to the fullest extent permitted by law, to have consented to the provisions of this Article IX.
ARTICLE X.
SECTION 203 OF THE DGCL
The Corporation hereby expressly elects not to be governed by Section 203 of the DGCL until the occurrence of a Trigger Event; whereupon, the Corporation shall immediately and automatically, without further action on the part of the Corporation or any holder of stock of the Corporation, become governed by Section 203 of the DGCL, except that the restrictions on business combinations of Section 203 of the DGCL will not apply to Sorrento Therapeutics, Inc. or its current or future Affiliates regardless of the percentage of ownership of the total voting power of all the then-outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors beneficially owned by them.
ARTICLE XI.
AMENDMENT OF CERTIFICATE OF INCORPORATION AND BYLAWS
A.   The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate, in the manner now or hereafter prescribed by this Certificate and the DGCL, and all rights, preferences and privileges herein conferred upon stockholders by and pursuant to this Certificate in its current form or as hereafter amended are granted subject to the rights reserved in this Article XI. Notwithstanding the foregoing, from and after the occurrence of the Trigger Event, notwithstanding any other provisions of this Certificate or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any greater or additional vote or consent required hereunder (including any vote of the holders of any particular class or classes or series of stock required by law or by this Certificate or any Preferred Stock Designation), the affirmative vote of the holders of at least 66 2/3% of the voting power of the then-outstanding shares of stock entitled to vote thereon, voting together as a single class, shall be required to alter, amend or repeal Articles V (Board of Directors), VI (Consent of Stockholders in Lieu of Meeting; Special Meetings of Stockholders), VII (Limitation of Liability), VIII (Corporate Opportunities and Competition), IX (Exclusive Forum), X (Section 203 of the DGCL) and this Article XI, and no other provision may be adopted, amended or repealed that would have the effect of modifying or permitting the circumvention of the provisions set forth in any of such Articles.
B.   In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors is expressly authorized to make, alter and repeal the Bylaws without the consent or vote of the stockholders in any manner not inconsistent with the laws of the State of Delaware or this Certificate. Any adoption, amendment or repeal of the Bylaws of the Corporation by the Board of Directors shall require the approval of a majority of the total authorized number of directors. From and after the occurrence of the Trigger Event, notwithstanding any other provisions of this Certificate or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any additional or greater vote or consent required hereunder (including any vote of the holders of any particular class or classes or series of stock required by law or by this Certificate or any Preferred Stock Designation), the affirmative vote of the holders of at least 66 2/3% of the voting power of the then-outstanding shares of stock entitled to vote thereon, voting together as a single class, shall be required in order for the stockholders of the Corporation to alter, amend or repeal, in whole or in part, any provision of the Bylaws or to adopt any provision inconsistent therewith.
*   *   *

Annex C
AMENDED AND RESTATED BYLAWS
OF
SCILEX HOLDING COMPANY
(a Delaware corporation)

C-i

C-ii

AMENDED AND RESTATED BYLAWS
OF
SCILEX HOLDING COMPANY
ARTICLE I
OFFICES
SECTION 1.   Registered Office.   The registered office of Scilex Holding Company (the “Corporation”) shall be fixed in the Corporation’s certificate of incorporation, as the same may be amended and/or restated from time to time (the “Certificate of Incorporation”).
SECTION 2.   Other Offices.   The Corporation may, in addition to its registered office in the State of Delaware, have other offices at any place or places, either within or outside the State of Delaware, as the Corporation’s board of directors (the “Board of Directors”) shall from time to time determine or the business of the Corporation may from time to time require.
ARTICLE II
STOCKHOLDERS
SECTION 1.   Time and Place of Meetings.   Meetings of stockholders shall be held at any place within or outside the State of Delaware, on such date and at such time as designated by (or in the manner determined by) the Board of Directors. The Board of Directors may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place but may be held instead solely by means of remote communication as authorized by Section 211(a)(2) of the General Corporation Law of the State of Delaware (the “DGCL”). In the absence of any such designation or determination, stockholders’ meetings shall be held at the Corporation’s principal executive office.
SECTION 2.   Annual Meetings.   The annual meeting of stockholders of the Corporation for the election of directors and for the transaction of such other business as may properly come before the meeting in accordance with Section 9 of this Article II shall be held each fiscal year on such date, and at such time and place, if any, within or outside the State of Delaware, or by means of remote communications, as the Board of Directors (or its designee) shall determine.
SECTION 3.   Special Meetings.   Subject to the rights of the holders of any class or series of Preferred Stock (as hereinafter defined), special meetings of the stockholders may only be called in the manner provided in the Certificate of Incorporation as then in effect and may be held at such place either within or outside the State of Delaware, and at such time and date as provided in the Certificate of Incorporation. The Board of Directors may, in its sole discretion, determine that special meetings of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the DGCL.
SECTION 4.   Notice of Meetings.
(a)   Unless otherwise provided by law, the Certificate of Incorporation or these Bylaws, the notice of any meeting of stockholders shall be given in accordance with either Section 4(b) of this Article II or Article XV of these Bylaws not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting. The notice shall specify the place, if any, date and hour of the meeting, the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting), the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.
(b)   Notice of any meeting of stockholders shall be deemed given:
(1)   if mailed, when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the Corporation’s records;

(2)   if delivered by courier service, notice shall be deemed given at the earlier of when the notice is received or left at such stockholder’s address as it appears on the records of the Corporation; or
(3)   if electronically transmitted, as provided in Article XV of these Bylaws.
An affidavit of the secretary or an assistant secretary of the Corporation or of the transfer agent or any other agent of the Corporation that the notice has been given by mail or by a form of electronic transmission, as applicable, shall, in the absence of fraud, be prima facie evidence of the facts stated therein.
SECTION 5.   Quorum; Adjournment; Postponement.
(a)   Except as otherwise provided by law, the Certificate of Incorporation, a quorum for the transaction of business at any meeting of stockholders shall consist of the holders of record of a majority of the voting power of the issued and outstanding shares of the capital stock of the Corporation entitled to vote at a meeting of stockholders, present in person, or by remote communication, if applicable, or represented by proxy; provided that, when specified business is to be voted on by a class or series of stock voting as a class, the holders of a majority of the shares of such class or series shall constitute a quorum of such class or series for the transaction of such business.
(b)   Any meeting of stockholders, whether annual or special, may be adjourned from time to time either by the Chairman of the meeting or by the affirmative vote of a majority of the voting power of the issued and outstanding shares of the capital stock of the Corporation entitled to vote at the meeting, present in person, or by remote communication, if applicable, or represented by proxy, whether or not there is a quorum. When a meeting is adjourned to another time or place, unless these Bylaws otherwise require, notice need not be given of the adjourned meeting if the time and place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting, as long as a quorum is present in person or by remote communication or represented by proxy, the Corporation may transact any business that might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date for determining the stockholders entitled to vote is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the adjourned meeting as of the record date for determining the stockholders entitled to notice of the adjourned meeting.
(c)   Any previously scheduled annual or special meeting of the stockholders may be postponed or adjourned, and any previously scheduled annual or special meeting of the stockholders may be canceled, by resolution of the Board of Directors; provided, however, that with respect to any special meeting of stockholders previously scheduled by the Board of Directors or the Chairman of the Board of Directors at the request of Sorrento Therapeutics, Inc. (as defined in the Certificate of Incorporation), the Board of Directors shall not postpone, reschedule or cancel such special meeting without the prior written consent of Sorrento Therapeutics, Inc. (as defined in the Certificate of Incorporation).
SECTION 6.   Organization.
(a)   Meetings of stockholders shall be presided over by such person as the Board of Directors may have designated or, in the absence of such a person, the Chairman, or if none or in the Chairman’s absence, the Chief Executive Officer, or in the Chief Executive Officer’s absence, a Vice-President, or, if none of the foregoing is present, by a chairman to be chosen by a majority of the stockholders entitled to vote who are present in person or represented by proxy at the meeting. The Secretary of the Corporation or, in the Secretary’s absence, an Assistant Secretary, shall act as secretary of every meeting, but if neither the Secretary nor an Assistant Secretary is present, the presiding officer of the meeting shall appoint any person present to act as secretary of the meeting.
(b)   The Chairman shall call the meeting to order, establish the agenda, and conduct the business of the meeting in accordance therewith. The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting.
(c)   The Chairman shall also conduct the meeting in an orderly manner, rule on the precedence of, and procedure on, motions and other procedural matters, and exercise discretion with respect to such procedural matters. The Board of Directors may adopt such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the Chairman presiding over any meeting of stockholders shall have the right and authority to convene and (for any reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures (which need not be in writing) and to do all such acts as, in the judgment of the Chairman, are appropriate for the proper conduct of the meeting and the safety of those in attendance. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the Chairman, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present (including, without limitation, rules and procedures for removal of disruptive persons from the meeting); (iii) limitations on attendance at or participation in the meeting to stockholders entitled to vote at the meeting, their duly authorized and constituted proxies or such other persons as the Chairman shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; (v) limitations on the time allotted (if any) to questions or comments by participants; (vi) regulations for the opening and closing of the polls for balloting and matters which are to be voted on by ballot (if any); (vii) procedures (if any) requiring attendees to provide the Corporation advance notice of their intent to attend the meeting; (viii) restrictions on the use of cell phones, audio or video recording devices and similar devices at the meeting; and (ix) compliance with any state and local laws and regulations concerning safety and security. Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at a meeting except in accordance with the procedures set forth in this Section 6 and Section 9 of this Article II. The Chairman, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the provisions of this Section 6 and Section 9 of this Article II, and if the Chairman should so determine that any proposed nomination or business is not in compliance with such sections, the Chairman shall so declare to the meeting that such defective nomination or proposal shall be disregarded.
SECTION 7.   Voting; Proxies; Required Vote.
(a)   The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Section 11 of this Article II, subject to Section 217 (relating to voting rights of fiduciaries, pledgors and joint owners of stock) and Section 218 (relating to voting trusts and other voting agreements) of the DGCL. Unless the Certificate of Incorporation provides otherwise, each stockholder shall have one (1) vote for each share of stock entitled to vote registered in the name of such stockholder on the books of the Corporation on the applicable record date fixed pursuant to these Bylaws.
(b)   At each meeting of stockholders, every stockholder shall be entitled to vote in person or by proxy appointed by instrument in writing, subscribed by such stockholder or by such stockholder’s duly authorized attorney in fact (but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period). The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL. A proxy may be in the form of a telegram, cablegram or other means of electronic transmission, which sets forth or is submitted with information from which it can be determined that the telegram, cablegram or other means of electronic transmission was authorized by the stockholder.
(c)   At all duly called or convened meetings of stockholders, at which a quorum is present, for the election of directors, a plurality of the votes cast by the stockholders entitled to vote at the election shall be sufficient to elect a director. All other elections and questions presented to the stockholders at a duly called or convened meeting, at which a quorum is present, shall, unless a different or minimum vote is required by the Certificate of Incorporation, these Bylaws, the rules or regulations of any stock exchange applicable to the Corporation, or any law or regulation applicable to the Corporation or its securities, in which case such different or minimum vote shall be the applicable vote on the matter, be decided by the affirmative vote of the holders of a majority of the votes cast affirmatively or negatively (excluding abstentions) at the meeting by the holders entitled to vote thereon.
SECTION 8.   Inspectors of Election.   The Board of Directors, in advance of any meeting of stockholders, may, and shall if required pursuant to Section 231 of the DGCL or other applicable law, appoint one or more inspectors of election to act at the meeting or any adjournment thereof, and make a written report thereof. If an inspector or inspectors are not so appointed, the person presiding at the meeting may, and shall if required pursuant to Section 231 of the DGCL or other applicable law, appoint one or more inspectors to act at the meeting. In case any person who may be appointed as an inspector fails to appear or act, the vacancy may be filled by appointment made by the Board of Directors in advance of the meeting or at the meeting by the person presiding thereat. Each inspector, if any, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector at such meeting with strict impartiality and according to the best of his or her ability. The inspectors, if any, shall determine the number of shares of stock outstanding and the voting power of each, the shares of stock represented at the meeting, the existence of a quorum, and the validity and effect of proxies, and shall receive votes, ballots or consents; hear and determine all challenges and questions arising in connection with the right to vote; count and tabulate all votes, ballots or consents; determine the result; and do such acts as are proper to conduct the election or vote with fairness to all stockholders. On request of the person presiding at the meeting, the inspector or inspectors, if any, shall make a report in writing of any challenge, question or matter determined by such inspector or inspectors and execute a certificate of any fact found by such inspector or inspectors.
SECTION 9.   Advance Notice Procedures for Stockholder Nominations of Directors and Other Business.
(a)   Annual Meetings of Stockholders.
(1)   At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, nominations of persons for election to the Board of Directors or proposal of other business must be (A) specified in the Corporation’s notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors (or any committee thereof), (B) otherwise properly brought before the meeting by or at the direction of the Board of Directors (or any committee thereof), or (C) otherwise properly brought before the meeting by any stockholder of the Corporation who (i) was a stockholder of record of the Corporation (and, with respect to any beneficial owner, if different, on whose behalf such business is proposed, only if such beneficial owner was the beneficial owner of shares of the Corporation) both at the time the notice provided for in this Section 9 is delivered to the Secretary of the Corporation and at the time of the annual meeting, (ii) is entitled to vote at the meeting, and (iii) has complied with the notice procedures set forth in this Section 9 as to such business or nomination. Clause (C) of the preceding sentence shall be the exclusive means for a stockholder to make nominations or submit other business (other than matters properly brought under Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and included in the Corporation’s notice of meeting) before an annual meeting of stockholders. The number of nominees a stockholder may nominate for election at an annual meeting of the stockholders (or in the case of a stockholder giving notice on behalf of a beneficial owner, the number of nominees a stockholder may nominate for election at the annual meeting on behalf of such beneficial owner) shall not exceed the number of directors to be elected at such meeting.
(2)   Without qualification or limitation, for any nominations or any other business to be properly brought before an annual meeting by a stockholder pursuant to clause (C) of paragraph (a)(1) of this Section 9, the stockholder must (A) have given timely notice thereof in writing and in proper form to the Secretary of the Corporation and any such proposed business, other than the nominations of persons for election to the Board of Directors, must constitute a proper matter for stockholder action, and (B) provide any updates or supplements to such notice at the times and in the forms required by this Section 9. To be timely, a stockholder’s notice shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the one hundred twentieth (120th) day nor later than the close of business on the ninetieth (90th) day prior to the first anniversary of the preceding year’s annual meeting (in the case of the first annual meeting of stockholders held after January 1, 2022, the date of the preceding year’s annual meeting of the stockholders shall be deemed to be [           ], 2021); provided, however, that if the date of the annual meeting is advanced more than thirty (30) days prior to or delayed by more than sixty (60) days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such annual meeting was first made by the Corporation (such notice within such time periods, “Timely Notice”). In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of Timely Notice as described above.
(3)   To be in proper form for purposes of this Section 9, a stockholder’s notice to the Secretary of the Corporation delivered pursuant to this Section 9 must set forth:
A.   as to each person, if any, whom the stockholder proposes to nominate for election or reelection as a director (i) all information with respect to such proposed nominee that would be required under Section 9(a)(3)(C) of this Article II if such proposed nominee were the nominating stockholder, (ii) all information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in contested election, or is otherwise required, in each case pursuant to and in accordance with Regulation 14A under the Exchange Act, including, without limitation, each proposed nominee’s name, age, principal occupation or employment (present and for the five year prior to such stockholder’s notice), (iii) such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected, (iv) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three (3) years, and any other material relationships, between or among such stockholder and beneficial owner, if any, and their respective affiliates and associates, or others acting in concert therewith, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, or others acting in concert therewith, on the other hand, including, without limitation all information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K if the stockholder making the nomination and any beneficial owner on whose behalf the nomination is made, if any, or any affiliate or associate thereof or person acting in concert therewith, were the “registrant” for purposes of such rule and the nominee were a director or executive officer of such registrant, (v) a description of any material pending or threatened legal proceedings in which any such stockholder and beneficial owner and each proposed nominee is a party or material participant involving the Corporation or any of its affiliates, officers or directors, (vi) a statement whether each proposed nominee is, or has been within the last three years from the date of the stockholder’s notice, an officer or director of a competitor of the Corporation, as defined in Section 8 of the Clayton Antitrust Act of 1914, as amended from time to time, (vii) a statement whether each proposed nominee is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or has been convicted in a criminal proceeding within the 10 years prior to the date of the stockholder’s notice, and (viii) a completed and signed questionnaire, representation and agreement required by Section 10 of this Article II; provided, that the Corporation may require any proposed nominee to furnish such other information as it reasonably may require to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable stockholder’s understanding of the independence, or lack thereof, of such nominee, including, without limitation, for purposes of serving on one or more committees of the Board;
B.   if the notice relates to any business other than a nomination of a director or directors that the stockholder proposes to bring before the meeting, (i) a brief description of the business desired to be brought before the meeting and any material interest in such business of such stockholder, (ii) the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the Bylaws of the Corporation, the language of the proposed amendment), (iii) the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made, and (iv) a reasonably detailed description of all agreements, arrangements and understandings between such stockholder and beneficial owner, if any, and any other person or persons (including their names) in connection with the proposal of such business by such stockholder; and

C.   as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the Corporation’s books, and of such beneficial owner, if any, (ii) (a) the class or series and number of shares of capital stock of the Corporation which are, directly or indirectly, owned of record or beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by such stockholder and beneficial owner, except that such stockholder and beneficial owner shall in all events be deemed to beneficially own any shares of any class or series of the Corporation as to which such stockholder and beneficial owner has a right to acquire beneficial ownership at any time in the future, (b) any option, warrant, convertible security, stock appreciation right or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the Corporation or with a value derived in whole or in part from the value of any class or series of shares of the Corporation, whether or not such instrument or right shall be subject to settlement in the underlying class or series of capital stock of the Corporation or otherwise, including, without limitation, any derivative, swap, hedge, repurchase or so-called “stock borrowing” agreement or arrangement (a “Derivative Instrument”), directly or indirectly owned beneficially by such stockholder and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of the Corporation, (c) any proxy, contract, arrangement, understanding or relationship pursuant to which such stockholder has a right to vote any shares of any security of the Corporation, (d) any short interest in any security of the Corporation (for purposes of this Bylaw a person shall be deemed to have a short interest in a security if such person directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has the opportunity to profit or share in any profit derived from any decrease in the value of the subject security), (e) any rights to dividends on the shares of the Corporation owned beneficially by such stockholder that are separated or separable from the underlying shares of the Corporation, (f) any proportionate interest in shares of the Corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such stockholder is a general partner or, directly or indirectly, beneficially owns an interest in a general partner and (g) any performance-related fees (other than an asset-based fee) that such stockholder is entitled to based on any increase or decrease in the value of shares of the Corporation or Derivative Instruments, if any, as of the date of such notice, including without limitation any such interests held by members of such stockholder’s immediate family sharing the same household, (iii) a description of any agreement, arrangement or understanding with respect to the nomination or proposal between or among such stockholder and such beneficial owner, any of their respective affiliates or associates, and any others acting in concert with any of the foregoing, (iv) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination, (v) a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group that intends (a) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal or elect the nominee or (b) otherwise to solicit proxies from stockholders in support of such proposal or nomination and (vi) any other information relating to such stockholder and beneficial owner, if any, that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder.
(4)   A stockholder providing notice of any nomination proposed to be made, or business proposed to be brought, in each case before an annual meeting, shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 9 shall be true and correct as of the record date for determining stockholders entitled to the notice of the annual meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary of the Corporation at the principal executive offices of the Corporation not later than five (5) business days after the record date for determining stockholders entitled to notice of the annual meeting (in the case of the update and supplement required to be made as of the record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof).
(5)   Notwithstanding anything in the second sentence of paragraph (a)(2) of this Section 9 to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation at an annual meeting is increased effective after the time period for which nominations would otherwise be due under this Section 9 and there is no public announcement by the Corporation naming all of the nominees for director or specifying the size of the increased Board of Directors at least one hundred (100) days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice required by this Section 9 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the Corporation.
(b)   Special Meetings of Stockholders.   Stockholders shall not be permitted to propose business to be brought before a special meeting of the stockholders, and the only matters that may be brought before a special meeting are the matters specified in the notice of meeting given by or at the direction of the person calling the meeting pursuant to Section 3 of this Article II. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting (1) by or at the direction of the Board of Directors, or (2) provided that the Board of Directors has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who (A) is a stockholder of record of the Corporation at the time the notice provided for in this Section 9 is delivered to the Secretary of the Corporation and at the time of the special meeting, (B) is entitled to vote at the meeting and upon such election, and (C) complies with the notice procedures set forth in this Section 9 as to such nomination. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors, any such stockholder may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation’s notice of meeting, if a stockholder’s notice containing all of the information required by paragraphs (a)(3) and (4) hereof as if the special meeting were an annual meeting with respect to any nomination (including the completed and signed questionnaire, representation and agreement required by this Bylaw) shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the one hundred twentieth (120th) day prior to such special meeting and not later than the close of business on the later of: (i) the ninetieth (90th) day prior to such special meeting or (ii) the tenth (10th) day following the day on which public announcement is first made by the Corporation of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. In no event shall the public announcement of an adjournment or postponement of a special meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.
(c)   General.
(1)   Only such persons who are nominated in accordance with the procedures set forth in this Section 9 or the Certificate of Incorporation shall be eligible to be elected at an annual or special meeting of stockholders of the Corporation to serve as directors and only such other business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 9. Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, the person presiding at the meeting of stockholders shall have the power and duty (A) to determine whether a nomination or any other business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 9 (including whether the stockholder or beneficial owner, if any, on whose behalf the nomination or proposal is made solicited (or is part of a group that solicited) or did not so solicit, as the case may be, proxies in support of such stockholder’s nominee or proposal in compliance with such stockholder’s representation as required by clause (a)(3)(C)(v) of this Section 9), whereby any failure to comply with the representation in clause (a)(3)(C)(v) will cause the nomination or other business to be disregarded; and (B) if any proposed nomination or other business was not made or proposed in compliance with this Section 9, to declare that such nomination shall be disregarded or that such proposed other business shall not be transacted. Notwithstanding the foregoing provisions of this Section 9, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or other business, such nomination shall be disregarded and such proposed other business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 9, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.
(2)   For purposes of this Section 9, “public announcement” shall mean disclosure in a press release reported by a national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act and the rules and regulations promulgated thereunder.
(3)   Notwithstanding the foregoing provisions of this Section 9, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 9; provided, however, that any references in these Bylaws to the Exchange Act or the rules promulgated thereunder are not intended to and shall not limit any requirements applicable to nominations or proposals as to any other business to be considered pursuant to this Section 9 (including clause (a)(1)(C) and paragraph (b) hereof), and compliance with clause (a)(1)(C) and paragraph (b) of this Section 9 shall be the exclusive means for a stockholder to make nominations or submit other business, as applicable (other than matters brought properly under and in compliance with Rule 14a-8 of the Exchange Act, as may be amended from time to time). Nothing in this Section 9 shall be deemed to affect any rights of (A) stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 of the Exchange Act or (B) the holders of any class or series of stock having a preference over the common stock of the Corporation as to dividends or upon liquidation (“Preferred Stock”) to elect directors pursuant to any applicable provisions of the Certificate of Incorporation.
SECTION 10.   Submission of Questionnaire, Representation and Agreement.   To be eligible to be a nominee for election or reelection as a director of the Corporation, a person must deliver (in accordance with the time periods prescribed for delivery of notice under Section 9 of this Article II) to the Secretary at the principal executive offices of the Corporation a written questionnaire with respect to the background and qualification of such person and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the Secretary upon written request) and a written representation and agreement (in the form provided by the Secretary upon written request) that such person (a) is not and will not become a party to (1) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to the Corporation or (2) any Voting Commitment that could limit or interfere with such person’s ability to comply, if elected as a director of the Corporation, with such person’s fiduciary duties under applicable law as it presently exists or may hereafter be amended; (b) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed therein; and (c) in such person’s individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a director of the Corporation, and will comply with all applicable publicly disclosed corporate governance, conflict of interest, confidentiality, stock ownership, related party and trading policies and guidelines of the Corporation.
SECTION 11.   Fixing Date for Determination of Stockholders of Record.
(a)   In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.
(b)   Unless otherwise restricted by the Certificate of Incorporation, in order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date for determining stockholders entitled to consent to corporate action in writing without a meeting is fixed by the Board of Directors, (i) when no prior action of the Board of Directors is required by law, the record date for such purpose shall be the first date on which a signed consent setting forth the action taken or proposed to be taken is delivered to the Corporation in accordance with applicable law, and (ii) if prior action by the Board of Directors is required by law, the record date for such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.
(c)   In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.
SECTION 12.   List of Stockholders Entitled to Vote.   The Corporation shall prepare, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, if the record date for determining the stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth (10th) day before the date of the meeting), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. The Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least ten (10) days prior to the meeting: (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting or (b) during ordinary business hours, at the Corporation’s principal executive office. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Except as otherwise provided by law, the stock ledger shall be the only evidence as to the identity of the stockholders entitled to vote in person or by proxy and the number of shares held by each of them, and as to the stockholders entitled to examine the list of stockholders.
ARTICLE III
BOARD OF DIRECTORS
SECTION 1.   General Powers.   The business, property and affairs of the Corporation shall be managed by, or under the direction of, the Board of Directors. In addition to the powers and authorities by these Bylaws expressly conferred upon them, the Board of Directors may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these Bylaws required to be exercised or done by the stockholders.
SECTION 2.   Number, Term and Qualification; Remuneration.
(a)   Subject to the Certificate of Incorporation, the number of directors shall be fixed in the manner provided in the Certificate of Incorporation. The term of each director shall be as set forth in the Certificate of Incorporation. Directors need not be stockholders. The directors shall be divided into classes as and to the extent provided in the Certificate of Incorporation, except as otherwise required by applicable law.
(b)   The Board of Directors may establish policies for the compensation of directors and for the reimbursement of the expenses of directors, in each case, in connection with services provided by directors to the Corporation. Directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors, and Directors who are not employees of the Corporation may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed compensation for committee service.
SECTION 3.   Quorum and Manner of Voting.   Except as otherwise required by law, the Certificate of Incorporation, or in these Bylaws, a majority of the total number of authorized directors constituting the Board of Directors, whether or not there exist any vacancies or other unfilled seats in previously authorized directorships (the “Whole Board”) shall constitute a quorum for the transaction of business. A majority of the directors present, whether or not a quorum is present, may adjourn a meeting from time to time to another time and place without notice. The vote of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. To the extent permitted by law, the directors present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough directors to leave less than a quorum.
SECTION 4.   Places of Meetings; Conference Telephone Meetings.   Meetings of the Board of Directors may be held at any place within or outside the State of Delaware, as may be fixed from time to time by resolution of the Board of Directors, or as may be specified in the notice of meeting. Members of the Board of Directors, or any committee thereof, may participate in a meeting of the Board of Directors or such committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such meeting.
SECTION 5.   Regular Meetings.   Regular meetings of the Board of Directors shall be held at such times and places as the Board of Directors shall from time to time by resolution determine. Notice need not be given of regular meetings of the Board of Directors held at times and places fixed by resolution of the Board of Directors.
SECTION 6.   Special Meetings.   Special meetings of the Board of Directors shall be held whenever called by the Chairman of the Board, Chief Executive Officer or a majority of the directors then in office.
SECTION 7.   Notice of Meetings.
(a)   Notice of the time and place of special meetings of the Board of Directors shall be: (1) delivered personally by hand, by courier or by telephone; (2) sent by United States first-class mail, postage prepaid; (3) sent by facsimile; or (4) sent by electronic mail, electronic transmission or other similar means, directed to each director at that director’s address, telephone number, facsimile number or electronic mail or other electronic address, as the case may be, as shown on the Corporation’s records.
(b)   If the notice is (1) delivered personally by hand, by courier or by telephone, (2) sent by facsimile or (3) sent by electronic mail or electronic transmission, it shall be delivered or sent at least twenty-four (24) hours before the time of the holding of the meeting. If the notice is sent by United States mail, it shall be deposited in the United States mail at least four (4) days before the time of the holding of the meeting. The notice need not specify the place of the meeting (if the meeting is to be held at the Corporation’s principal executive office). Notice need not be given to any director who consents in writing, whether before or after the meeting, or who attends the meeting without protesting prior thereto or at its commencement, the lack of notice to such director.
SECTION 8.   Chairman of the Board.   Except as otherwise provided by law, the Certificate of Incorporation, or in Section 9 of this Article III, the Chairman of the Board of Directors, if there be one, shall preside at all meetings of the Board of Directors and shall have such other powers and duties as may from time to time be assigned by the Board of Directors.
SECTION 9.   Organization.   At all meetings of the Board of Directors, the Chairman, or, if none or in the Chairman’s absence or inability to act, the Chief Executive Officer, or, in the Chief Executive Officer’s absence or inability to act, any Vice-President who is a member of the Board of Directors, or, if none or in such Vice-President’s absence or inability to act, a chairman chosen by the directors, shall preside. The Secretary of the Corporation shall act as secretary at all meetings of the Board of Directors when present, and, in the Secretary’s absence, the presiding officer may appoint any person to act as secretary.
SECTION 10.   Resignation.   Any director may resign at any time upon written notice (including by electronic transmission) to the Chairman or the Corporation’s Chief Executive Officer, and such resignation shall take effect upon receipt thereof by the Chairman or Chief Executive Officer, unless otherwise specified in the resignation.
SECTION 11.   Vacancies.   Vacancies occurring in any directorship (whether by death, resignation, retirement, disqualification, removal or other cause) and newly created directorships resulting from any increase in the number of directors shall be filled in accordance with the Certificate of Incorporation. Any director elected to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall be elected and qualified, or until his or her earlier death, resignation, retirement, disqualification or removal.
SECTION 12.   Removal of Director.   Directors of the Corporation may be removed in the manner provided in the Certificate of Incorporation and applicable law.
SECTION 13.   Action by Written Consent.   Any action required or permitted to be taken at any meeting of the Board of Directors may be taken without a meeting if all the directors consent thereto in writing (which may be provided by electronic transmission). After an action is taken, such writing or writings (or electronic transmission or transmissions) shall be filed with the minutes of proceedings of the Board of Directors. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.
ARTICLE IV
COMMITTEES
SECTION 1.   Appointment.   From time to time, the Board of Directors by a resolution adopted by a majority of the Whole Board may appoint any committee or committees for any purpose or purposes, to the extent lawful, which shall have such duties and powers as shall be determined and specified by the Board of Directors in the resolution of appointment. The Board of Directors may at any time for any reason remove any individual committee member, and the Board of Directors may fill any committee vacancy created by death, resignation, removal or increase in the number of members of the committee. Nothing herein shall be deemed to prevent the Board of Directors from appointing one or more committees consisting in whole or in part of persons who are not directors of the Corporation; provided, however, that no such committee shall have or may exercise any authority of the Board of Directors.

SECTION 2.   Procedures, Quorum and Manner of Acting.   Each committee shall fix its own rules of procedure and shall meet where and as provided by such rules or by resolution of the Board of Directors. Except as otherwise provided by law, the presence of a majority of the then appointed members of a committee shall constitute a quorum for the transaction of business by that committee, and in every case where a quorum is present the affirmative vote of a majority of the members of the committee present shall be the act of the committee. Any director may belong to any number of committees of the Board of Directors. Subject to the Certificate of Incorporation, the Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of any member of such committee or committees, the member or members thereof present at any meeting and not disqualified from voting, whether or not constituting a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Each committee shall keep minutes of its proceedings, and actions taken by a committee shall be reported to the Board of Directors.
SECTION 3.   Action by Written Consent.   Any action required or permitted to be taken at any meeting of any committee of the Board of Directors may be taken without a meeting if all the members of the committee consent thereto in writing (which may be provided by electronic transmission). After such action is taken, such writing or writings shall be filed with the minutes of proceedings of the committee.
SECTION 4.   Term; Termination.   In the event any person shall cease to be a director of the Corporation, such person shall simultaneously therewith cease to be a member of any committee appointed by the Board of Directors.
SECTION 5.   Reliance on Books and Records.   A member of the Board of Directors, or a member of any committee designated by the Board of Directors shall be fully protected, in the performance of such person’s duties, in relying in good faith upon records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of the Corporation’s officers or employees, or committees of the Board, or by any other person as to matters the member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.
ARTICLE V
OFFICERS
SECTION 1.   Generally.   The officers of the Corporation shall consist of, if and when designated by the Board of Directors, a Chief Executive Officer, a President, a Chief Financial Officer and a Secretary, one or more Vice-Presidents, a Treasurer and such other officers as the Board of Directors may from time to time deem proper. Each officer shall have such powers and duties as may be prescribed by these Bylaws and as may be assigned by the Board of Directors or the Chief Executive Officer. Officers shall be elected by the Board of Directors, which shall consider such appointment at its first meeting after every annual meeting of stockholders. Each officer shall hold office until his or her successor is elected and qualified or until his or her earlier death, resignation or removal. Any two or more offices may be held by the same person. The remuneration of all officers of the Corporation may be fixed by the Board of Directors or in such manner as the Board of Directors shall provide.
SECTION 2.   Resignation; Removal.   Any officer may resign at any time upon written notice (including by electronic transmission) to the Board of Directors, the Chairman of the Board, the Chief Executive Officer or the Secretary, and such resignation shall take effect upon receipt thereof by the Board of Directors, the Chairman of the Board, the Chief Executive Officer, or the Secretary, unless otherwise specified in the resignation. Any officer shall be subject to removal, with or without cause, at any time by vote of a majority of the Whole Board or by the Chief Executive Officer or by other superior officers upon whom such power of removal may have been conferred by the Board of Directors.
SECTION 3.   Chief Executive Officer.   The Chief Executive Officer shall have such duties as are commonly incident to the office of chief executive or which are delegated to him or her by the Board of Directors. The Chief Executive Officer shall have general management and supervision of the property, business and affairs of the Corporation and shall have general supervision and direction of all of the other officers, employees and agents of the Corporation and may execute and deliver in the name of the Corporation powers of attorney, contracts, bonds and other obligations and instruments.
SECTION 4.   President.   Subject to the direction of the Board of Directors and such supervisory powers as may be given by these Bylaws or the Board of Directors to the Chairman of the Board or the Chief Executive Officer, if such titles be held by other officers, the President shall have general supervision, direction and control of the business. Unless another officer has been appointed Chief Executive Officer of the Corporation or otherwise determined by the Board of Directors, the President shall be the Chief Executive Officer of the Corporation. The President shall have such other powers and duties as may be prescribed by the Board of Directors or these Bylaws. The President shall have power to sign stock certificates, contracts and other instruments of the Corporation that are authorized and shall have general supervision and direction of all of the other officers, employees and agents of the Corporation, other than the Chairman of the Board and the Chief Executive Officer.
SECTION 5.   Vice-President.   A Vice-President may execute and deliver in the name of the Corporation contracts and other obligations and instruments pertaining to the regular course of the duties of said office, and shall have such other authority as from time to time may be assigned by the Board of Directors or the Chief Executive Officer.
SECTION 6.   Treasurer.   The Treasurer shall in general have all duties incident to the position of Treasurer and such other duties as may be assigned by the Board of Directors or the Chief Executive Officer.
SECTION 7.   Chief Financial Officer.   The Chief Financial Officer shall keep or cause to be kept the books of account of the Corporation and shall render statements of the financial affairs of the Corporation in such form and as often as required by the Board of Directors, the Chief Executive Officer or the President. The Chief Financial Officer, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the Corporation. The Chief Financial Officer shall perform such duties and shall have such powers as may from time to time be assigned to the Chief Financial Officer by the Board of Directors, the Chief Executive Officer or the President. Unless otherwise designated by the Board of Directors, the Chief Financial Officer shall be the Treasurer of the Corporation.
SECTION 8.   Secretary.   The Secretary shall issue all authorized notices for, and shall maintain minutes of, all meetings of the stockholders and the Board of Directors and any committee thereof. The Secretary shall have charge of the corporate books. The Secretary shall in general have all the duties incident to the office of Secretary and such other duties as may be assigned by the Board of Directors or the Chief Executive Officer.
SECTION 9.   Salaries.   Officers of the Corporation shall be entitled to such salaries, compensation or reimbursement as shall be fixed or allowed from time to time by (or in the manner determined) the Board of Directors (or its committees).
ARTICLE VI
BOOKS AND RECORDS
SECTION 1.   Location.   Any records administered by or on behalf of the Corporation in the regular course of its business, including its stock ledger, books of account and minute books, may be kept by or in the manner set forth in Section 224 of the DGCL.
ARTICLE VII
STOCK
SECTION 1.   Stock; Signatures.   Shares of the Corporation’s stock may be evidenced by certificates for shares of stock or may be issued in uncertificated form in accordance with applicable law as it presently exists or may hereafter be amended. The Board of Directors of the Corporation may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution or the issuance of shares in uncertificated form shall not affect shares already represented by a certificate until such certificate is surrendered to the Corporation. Every holder of shares of stock in the Corporation that is represented by certificates shall be entitled to have a certificate certifying the number of shares owned by such holder in the Corporation and registered in certificated form. Stock certificates shall be signed by or in the name of the Corporation by any two authorized officers, including the Chairman, the Vice Chairman of the Board of Directors, the Chief Executive Officer, the President, any Vice-President, the Treasurer, the Secretary or an Assistant Secretary of the Corporation, representing the number of shares registered in certificate form. Any and all signatures on any such certificate may be facsimiles. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he, she or it were such officer, transfer agent or registrar at the date of issue. The name of the holder of record of the shares represented by certificated or uncertificated shares, with the number of such shares and the date of issue, shall be entered on the books of the Corporation.
SECTION 2.   Transfers of Stock.   Transfers of record of shares of stock of the Corporation shall be made on the books administered by or on behalf of the Corporation after receipt of a request with proper evidence of succession, assignation or authority to transfer by the record holder of such stock, or by an attorney lawfully constituted in writing, and in the case of stock represented by a certificate, upon surrender of the certificate. Subject to the foregoing, the Board of Directors may make such rules and regulations as it shall deem necessary or appropriate concerning the issue, transfer and registration of shares of stock of the Corporation, and to appoint and remove transfer agents and registrars of transfers, subject to applicable law.
SECTION 3.   Fractional Shares.   The Corporation may, but shall not be required to, issue certificates for fractions of a share where necessary to effect authorized transactions, or the Corporation may pay in cash the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined, or it may issue scrip in accordance with Section 155 of the DGCL.
SECTION 4.   Lost, Stolen or Destroyed Certificates.   The Corporation may issue a new certificate of stock or uncertificated shares in place of any certificate, theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Board of Directors may require the owner of any lost, stolen or destroyed certificate, or his or her legal representative, to give the Corporation a bond sufficient to indemnify the Corporation against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of any such new certificate or uncertificated shares.
ARTICLE VIII
DIVIDENDS
Subject to applicable law and the Certificate of Incorporation, the Board of Directors may declare and pay dividends upon the shares of capital stock of the Corporation, which dividends may be paid either in cash, in property or in shares of the capital stock of the Corporation. Subject to applicable law and the Certificate of Incorporation, the Board of Directors shall have full power to determine whether any dividends shall be declared and paid to stockholders.
ARTICLE IX
CORPORATE SEAL
The Corporation may adopt a corporate seal, which shall be adopted and which may be altered by the Board of Directors. The Corporation may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.
ARTICLE X
FISCAL YEAR
The fiscal year of the Corporation shall be fixed, and shall be subject to change, by the Board of Directors.

ARTICLE XI
WAIVER OF NOTICE
Whenever notice is required to be given by these Bylaws or by the Certificate of Incorporation or by law, the person or persons entitled to said notice may consent in writing or by electronic transmission, whether before or after the time stated therein, to waive such notice requirement. Attendance of a person at any meeting shall constitute a waiver of notice of such meeting, except when the person attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.
ARTICLE XII
BANK ACCOUNTS, DRAFTS, CONTRACTS, ETC.
SECTION 1.   Bank Accounts and Drafts.   In addition to such bank accounts as may be authorized by the Board of Directors, the primary financial officer or any person designated by said primary financial officer, whether or not an employee of the Corporation, may authorize such bank accounts to be opened or maintained in the name and on behalf of the Corporation as such primary financial officer (or designee thereof) may deem necessary or appropriate, payments from such bank accounts to be made upon and according to the check of the Corporation in accordance with the written instructions of said primary financial officer or other person so designated by the Treasurer.
SECTION 2.   Contracts.   The Board of Directors (or its designee) may authorize any person or persons, in the name and on behalf of the Corporation, to enter into or execute and deliver any and all deeds, bonds, mortgages, contracts and other obligations or instruments, and such authority may be general or confined to specific instances.
SECTION 3.   Proxies; Powers of Attorney; Other Instruments.   The Chairman, the Chief Executive Officer or any other person designated by either of them shall have the power and authority to execute and deliver proxies, powers of attorney and other instruments on behalf of the Corporation in connection with the rights and powers incident to the ownership of stock or other interests by the Corporation. The Chairman, the Chief Executive Officer or any other person authorized by proxy or power of attorney executed and delivered by either of them on behalf of the Corporation may attend and vote at any meeting of stockholders or equity holders of any entity in which the Corporation may hold stock or other interests, and may exercise on behalf of the Corporation any and all of the rights and powers incident to the ownership of such stock or interests at any such meeting, or otherwise as specified in the proxy or power of attorney so authorizing any such person. The Board of Directors, from time to time, may confer like powers upon any other person.
ARTICLE XIII
INDEMNIFICATION OF DIRECTORS AND OFFICERS
SECTION 1.   Right to Indemnification.   The Corporation shall indemnify, to the fullest extent permitted by the DGCL, as it presently exists or may be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), any natural person (a) who is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer or trustee of another corporation, limited liability company, partnership, joint venture, employee benefit plan, trust, nonprofit entity or other enterprise at any time during which these Bylaws are in effect (a “Covered Person”), whether or not such Covered Person continues to serve in such capacity at the time any indemnification is sought or at the time of any proceeding (as defined below) relating thereto exists or is brought, and (b) who is or was a party to, is threatened to be made a party to, or is otherwise involved in (including as a witness) any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative in nature (a “proceeding”) based on such Covered Person’s action(s) in his or her official capacity as a director or officer of the Corporation or as a director, officer or trustee of another corporation, limited liability company, partnership, joint venture, employee benefit plan, trust, nonprofit entity or other enterprise (to the extent serving in such position at the request of the Corporation), against all liability and loss suffered (including, without limitation, any judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement consented to in writing by the Corporation) and expenses (including attorneys’ fees), actually and reasonably incurred by such Covered Person in connection with such proceeding. Such indemnification shall continue to a Covered Person who has ceased to be a director or officer, of the Corporation or as a director, officer or trustee of another corporation, limited liability company, partnership, joint venture, employee benefit plan, trust, nonprofit entity or other enterprise at the request of the Corporation and shall inure to the benefit of his or her heirs, executors and administrators. Except as provided in this Section 1, the Corporation shall be required to indemnify a Covered Person in connection with a proceeding (or part thereof) initiated by such Covered Person only if the proceeding (or part thereof) was authorized by the Board of Directors.
SECTION 2.   Notification of Claim.   To obtain indemnification under Section 1 of this Article XIII, a claimant shall submit to the Corporation a written request, including any such documentation and information as is reasonably available to the claimant and is reasonably necessary to determine whether and to what extent the claimant is entitled to indemnification. Upon written request by a claimant for indemnification pursuant to the first sentence of this Section 2, a determination, if required by the DGCL, with respect to the claimant’s entitlement to indemnification shall be made in accordance with Section 145(d) of the DGCL. In the event the determination of entitlement to indemnification is to be made by Independent Counsel, the Independent Counsel shall be selected by the Board of Directors. If it is so determined that the claimant is entitled to indemnification, payment to the claimant shall be made within ninety (90) days after such determination.
SECTION 3.   Right of Covered Person to Bring Suit.   If a claim for indemnification under Section 1 of this Article XIII is not paid in full within ninety (90) days after a written claim pursuant to Section 2 of this Article XIII has been received by the Corporation, the claimant may at any time thereafter file suit to recover the unpaid amount of such claim and, to the extent successful, shall be entitled to be paid the reasonable costs, fees and expenses of prosecuting such claim to the fullest extent permitted by law. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking has been tendered to the Corporation) that the claimant has not met the standard of conduct that makes it permissible under the DGCL for the Corporation to indemnify the claimant for the amount claimed. Neither the failure of the Corporation (including its Board of Directors, Independent Counsel or stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including its Board of Directors, Independent Counsel or stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.
SECTION 4.   Non-Exclusivity of Rights.   The right to indemnification conferred on any Covered Person by this Article XIII (a) shall not be exclusive of any other rights that such Covered Person may have or acquire under any statute, provision of these Bylaws, agreement, vote of stockholders or Disinterested Directors or otherwise and (b) cannot be terminated by the Corporation, the Board of Directors or the stockholders of the Corporation with respect to a Covered Person’s service occurring prior to the date of such termination. Notwithstanding the foregoing, the Corporation’s obligation to indemnify or advance expenses to any Covered Person who was or is serving at its request as a director, officer or trustee of another corporation, limited liability company, partnership, joint venture, trust, enterprise or nonprofit entity shall be excess and secondary to any obligations of such other entity, and shall in all cases be reduced by any amount such person has collected as indemnification from such other corporation, limited liability company, partnership, joint venture, trust, nonprofit entity or other enterprise, and, in the event the Corporation has fully paid such expenses, the Covered Person shall return to the Corporation any amounts subsequently received from such other source of indemnification.
SECTION 5.   Nature of Rights.   The rights conferred upon indemnitees in this Article XIII shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer or trustee and shall inure to the benefit of the indemnitee’s heirs, executors and administrators. Any repeal or modification of the provisions of this Article XIII that in any way diminishes any right of an indemnitee or his or her successors to indemnification or advancement (or related rights) shall be prospective only and shall not in any way diminish, limit, restrict, adversely affect or eliminate any such right with respect to any actual or alleged acts or omissions occurring prior to such repeal or modification.
SECTION 6.   Right to Advancement of Expenses.   The Corporation, in its sole discretion, may advance any costs, fees or expenses (including attorneys’ fees) incurred by a Covered Person defending or participating in any proceeding prior to the final disposition of such proceeding; provided, however, to the extent required by law, the payment of such costs, fees or expenses incurred by a Covered Person shall be made only upon receipt of an undertaking by or on behalf of the Covered Person to repay all amounts advanced if it ultimately shall be determined by final judicial decision from which there is no further right of appeal that the Covered Person is not entitled to be indemnified by the Corporation for such expenses under this Article XIII or otherwise.
SECTION 7.   Savings Clause.   If any provision or provisions of this Article XIII shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (a) the validity, legality and enforceability of the remaining provisions of this Article XIII (including, without limitation, each portion of any paragraph of this Article XIII containing any such provision held to be invalid, illegal or unenforceable, that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (b) to the fullest extent possible, the provisions of this Article XIII (including, without limitation, each such portion of any paragraph of this Article XIII containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.
SECTION 8.   Indemnification of Other Persons.   This Article XIII shall not limit the right of the Corporation, to the extent and in the manner permitted by law, to indemnify and advance expenses to persons other than Covered Persons when and as authorized by the Board of Directors. In addition, the Corporation may enter into agreements with any person or entity for the purpose of providing for indemnification or advancement, in any manner or extent consistent with Delaware law.
SECTION 9.   Indemnification Agreements; Insurance.   The Corporation shall have the discretionary power to enter into indemnification agreements with any Covered Person or agent of the Corporation that confer broader or other rights, including without limitation advancement of expenses, to the extent allowed by Delaware law. The Corporation may purchase and maintain insurance, at its expense, on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was a director, officer, employee or agent of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability, expense or loss asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power or the obligation to indemnify such person against such liability, expense or loss under the provisions of these Bylaws of the Corporation or the DGCL. To the extent that the Corporation maintains any policy or policies providing such insurance, each such person shall be covered by such policy or policies in accordance with its or their terms to the maximum extent of the coverage thereunder for any such person.
SECTION 10.   Definitions.   For purposes of this Article XIII:
(1)   “Disinterested Director” means a director of the Corporation who is not and was not a party to the matter in respect of which indemnification is sought by the claimant.
(2)   “Independent Counsel” means a law firm, a member of a law firm, or an independent practitioner, that is experienced in matters of corporation law and shall include any person who, under the applicable standards of professional conduct then prevailing, would not have a conflict of interest in representing either the Corporation or the claimant in an action to determine the claimant’s rights under this Article XIII.
SECTION 11.   Notice.   Any notice, request or other communication required or permitted to be given to the Corporation under this Article XIII shall be in writing and either delivered in person or sent by telecopy, telex, telegram, overnight mail or courier service, or certified or registered mail, postage prepaid, return receipt requested, to the Secretary of the Corporation and shall be effective only upon receipt by the Secretary.
ARTICLE XIV
AMENDMENTS
In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the Corporation is expressly authorized to make, alter and repeal these Bylaws without the consent or vote of the stockholders in any manner not inconsistent with the laws of the State of Delaware or the Certificate of Incorporation. From and after the occurrence of the Trigger Event (as defined in the Certificate of Incorporation), notwithstanding any other provisions of these Bylaws or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any additional or greater vote or consent required by the Certificate of Incorporation (including any vote of the holders of any particular class or classes or series of stock required by law or by the Certificate of Incorporation), the affirmative vote of the holders of at least 66 2/3% of the voting power of the outstanding shares of stock entitled to vote thereon, voting together as a single class, shall be required in order for the stockholders of the Corporation to alter, amend or repeal, in whole or in part, any provision of these Bylaws or to adopt any provision inconsistent herewith.
ARTICLE XV
NOTICE BY ELECTRONIC TRANSMISSION
SECTION 1.   Notice of Electronic Transmission.   Without limiting the manner by which notice otherwise may be given effectively to stockholders pursuant to the DGCL, the Certificate of Incorporation or these Bylaws, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these Bylaws shall be effective if given by a form of electronic transmission to the stockholder when directed to such stockholder’s electronic mail address unless the stockholder has notified the Corporation in writing or by electronic transmission of an objection to receiving notice by electronic mail or such notice is prohibited.
A notice by electronic mail must include a prominent legend that the communication is an important notice regarding the Corporation. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders may be given by electronic transmission in the manner provided in Section 232 of the DGCL.
An affidavit of the secretary or an assistant secretary of the Corporation or of the transfer agent or other agent of the Corporation that the notice has been given by a form of electronic transmission shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

Annex D
SCILEX HOLDING COMPANY
2022 EQUITY INCENTIVE PLAN
ADOPTED BY THE BOARD OF DIRECTORS: [           ], 2022
APPROVED BY THE STOCKHOLDERS: [           ], 2022
EFFECTIVE DATE: [           ], 2022
1.   General.
(a)   Plan Purpose.   The Company, by means of the Plan, seeks to secure and retain the services of Employees, Directors and Consultants, to provide incentives for such persons to exert maximum efforts for the success of the Company and any Affiliate and to provide a means by which such persons may be given an opportunity to benefit from increases in value of the Common Stock through the granting of Awards.
(b)   Available Awards.   The Plan provides for the grant of the following Awards: (i) Incentive Stock Options; (ii) Nonstatutory Stock Options; (iii) SARs; (iv) Restricted Stock Awards; (v) RSU Awards; (vi) Performance Awards; and (vii) Other Awards.
(c)   Adoption Date; Effective Date.   The Plan will come into existence on the Adoption Date, but no Award may be granted prior to the Effective Date.
2.   Shares Subject to the Plan.
(a)   Share Reserve.   Subject to adjustment in accordance with Section 2(c) and any adjustments as necessary to implement any Capitalization Adjustments, the aggregate number of shares of Common Stock that may be issued pursuant to Awards will not exceed [           ] shares plus a number of shares of Common Stock equal to the number of Returning Shares, if any, as such shares become available from time to time. In addition, subject to any adjustments as necessary to implement any Capitalization Adjustments, such aggregate number of shares of Common Stock will automatically increase on January 1 of each year for a period of ten years commencing on January 1, 2023 and ending on (and including) January 1, 2032, in an amount equal to the lesser of (i) 4% of the total number of shares of Common Stock outstanding on December 31 of the preceding year, (ii) [           ] shares of Common Stock, and (iii) such number of shares of Common Stock determined by the Board or the Compensation Committee prior to January 1st of a given year.
(b)   Aggregate Incentive Stock Option Limit.   Notwithstanding anything to the contrary in Section 2(a) and subject to any adjustments as necessary to implement any Capitalization Adjustments, the aggregate maximum number of shares of Common Stock that may be issued pursuant to the exercise of Incentive Stock Options is [           ] shares, which such amount shall be increased commencing on January 1, 2023 and ending on (and including) January 1, 2032, in an amount equal to the lesser of (i) 4% of the total number of shares of Common Stock outstanding on December 31 of the preceding year, (ii) [           ] shares of Common Stock, and (iii) such number of shares of Common Stock determined by the Board or the Compensation Committee prior to January 1st of a given year.
(c)   Share Reserve Operation.
(i)   Limit Applies to Common Stock Issued Pursuant to Awards.   For clarity, the Share Reserve is a limit on the number of shares of Common Stock that may be issued pursuant to Awards and does not limit the granting of Awards, except that the Company will keep available at all times the number of shares of Common Stock reasonably required to satisfy its obligations to issue shares pursuant to such Awards. Shares may be issued in connection with a merger or acquisition as permitted by, as applicable, Nasdaq Listing Rule 5635(c), NYSE Listed Company Manual Section 303A.08, NYSE American Company Guide Section 711 or other applicable rule, and such issuance will not reduce the number of shares available for issuance under the Plan.
(ii)   Actions that Do Not Constitute Issuance of Common Stock and Do Not Reduce Share Reserve.   The following actions do not result in an issuance of shares under the Plan and accordingly do not reduce the number of shares subject to the Share Reserve and available for issuance under the Plan: (1) the expiration or termination of any portion of an Award without the shares covered by such portion of the Award having been issued, (2) the settlement of any portion of an Award in cash (i.e., the Participant receives cash rather than Common Stock), (3) the withholding of shares that would otherwise be issued by the Company to satisfy the exercise, strike or purchase price of an Award; or (4) the withholding of shares that would otherwise be issued by the Company to satisfy a tax withholding obligation in connection with an Award. For the avoidance of doubt, with respect to a SAR, only shares of Common Stock which are issued upon settlement of the SAR shall count towards reducing the number of shares available for issuance under the Plan.
(iii)   Reversion of Previously Issued Shares of Common Stock to Share Reserve.   The following shares of Common Stock previously issued pursuant to an Award and accordingly initially deducted from the Share Reserve will be added back to the Share Reserve and again become available for issuance under the Plan: (1) any shares that are forfeited back to or repurchased by the Company because of a failure to meet a contingency or condition required for the vesting of such shares; (2) any shares that are reacquired by the Company to satisfy the exercise, strike or purchase price of an Award; and (3) any shares that are reacquired by the Company to satisfy a tax withholding obligation in connection with an Award.
3.   Eligibility and Limitations.
(a)   Eligible Award Recipients.   Subject to the terms of the Plan, Employees, Directors and Consultants are eligible to receive Awards.
(b)   Specific Award Limitations.
(i)   Limitations on Incentive Stock Option Recipients.   Incentive Stock Options may be granted only to Employees of the Company or a “parent corporation” or “subsidiary corporation” thereof (as such terms are defined in Sections 424(e) and (f) of the Code).
(ii)   Incentive Stock Option $100,000 Limitation.   To the extent that the aggregate Fair Market Value (determined at the time of grant) of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and any Affiliates) exceeds $100,000 (or such other limit established in the Code) or otherwise does not comply with the rules governing Incentive Stock Options, the Options or portions thereof that exceed such limit (according to the order in which they were granted) or otherwise do not comply with such rules will be treated as Nonstatutory Stock Options, notwithstanding any contrary provision of the applicable Option Agreement(s).
(iii)   Limitations on Incentive Stock Options Granted to Ten Percent Stockholders.   A Ten Percent Stockholder may not be granted an Incentive Stock Option unless (i) the exercise price of such Option is at least 110% of the Fair Market Value on the date of grant of such Option and (ii) the Option is not exercisable after the expiration of five years from the date of grant of such Option.
(iv)   Limitations on Nonstatutory Stock Options and SARs.   Nonstatutory Stock Options and SARs may not be granted to Employees, Directors and Consultants who are providing Continuous Service only to any “parent” of the Company (as such term is defined in Rule 405) unless the stock underlying such Awards is treated as “service recipient stock” under Section 409A because the Awards are granted pursuant to a corporate transaction (such as a spin off transaction) or unless such Awards otherwise comply with the distribution requirements of Section 409A.
(c)   Aggregate Incentive Stock Option Limit.   The aggregate maximum number of shares of Common Stock that may be issued pursuant to the exercise of Incentive Stock Options is the number of shares specified in Section 2(b).
(d)   Non-Employee Director Compensation Limit.   The aggregate value of all compensation granted or paid, as applicable, in each case following the Effective Date, to any individual for service as a Non-Employee Director with respect to any fiscal year, including Awards granted and cash fees paid by the Company to such Non-Employee Director for his or her service as a Non-Employee Director, will not exceed

(i) $750,000 in total value or (ii) in the event such Non-Employee Director is first appointed or elected to the Board during such fiscal year, $1,000,000 in total value, in each case calculating the value of any equity awards based on the grant date fair value of such equity awards for financial reporting purposes.
4.   Options and Stock Appreciation Rights.
Each Option and SAR will have such terms and conditions as determined by the Board. Each Option will be designated in writing as an Incentive Stock Option or Nonstatutory Stock Option at the time of grant; provided, however, that if an Option is not so designated, then such Option will be a Nonstatutory Stock Option, and the shares purchased upon exercise of each type of Option will be separately accounted for. Each SAR will be denominated in shares of Common Stock equivalents. The terms and conditions of separate Options and SARs need not be identical; provided, however, that each Option Agreement and SAR Agreement will conform (through incorporation of provisions hereof by reference in the Award Agreement or otherwise) to the substance of each of the following provisions:
(a)   Term.   Subject to Section 3(b) regarding Ten Percent Stockholders, no Option or SAR will be exercisable after the expiration of ten years from the date of grant of such Award or such shorter period specified in the Award Agreement.
(b)   Exercise or Strike Price.   Subject to Section 3(b) regarding Ten Percent Stockholders, the exercise or strike price of each Option or SAR will not be less than 100% of the Fair Market Value on the date of grant of such Award. Notwithstanding the foregoing, an Option or SAR may be granted with an exercise or strike price lower than 100% of the Fair Market Value on the date of grant of such Award if such Award is granted pursuant to an assumption of or substitution for another option or stock appreciation right pursuant to a Corporate Transaction and in a manner consistent with the provisions of Sections 409A and, if applicable, 424(a) of the Code.
(c)   Exercise Procedure and Payment of Exercise Price for Options.   In order to exercise an Option, the Participant must provide notice of exercise to the Plan Administrator in accordance with the procedures specified in the Option Agreement or otherwise provided by the Company. The Board has the authority to grant Options that do not permit all of the following methods of payment (or otherwise restrict the ability to use certain methods) and to grant Options that require the consent of the Company to utilize a particular method of payment. The exercise price of an Option may be paid, to the extent permitted by Applicable Law and as determined by the Board, by one or more of the following methods of payment to the extent set forth in the Option Agreement:
(i)   by cash or check, bank draft or money order payable to the Company;
(ii)   pursuant to a “cashless exercise” program developed under Regulation T as promulgated by the U.S. Federal Reserve Board that, prior to the issuance of the Common Stock subject to the Option, results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the exercise price to the Company from the sales proceeds;
(iii)   by delivery to the Company (either by actual delivery or attestation) of shares of Common Stock that are already owned by the Participant free and clear of any liens, claims, encumbrances or security interests, with a Fair Market Value on the date of exercise that does not exceed the exercise price, provided that (1) at the time of exercise the Common Stock is publicly traded, (2) any remaining balance of the exercise price not satisfied by such delivery is paid by the Participant in cash or other permitted form of payment, (3) such delivery would not violate any Applicable Law or agreement restricting the redemption of the Common Stock, (4) any certificated shares are endorsed or accompanied by an executed assignment separate from certificate and (5) such shares have been held by the Participant for any minimum period necessary to avoid adverse accounting treatment as a result of such delivery;
(iv)   if the Option is a Nonstatutory Stock Option, by a “net exercise” arrangement pursuant to which the Company will reduce the number of shares of Common Stock issuable upon exercise by the largest whole number of shares with a Fair Market Value on the date of exercise that does not exceed the exercise price, provided that (1) such shares used to pay the exercise price will not be exercisable thereafter and (2) any remaining balance of the exercise price not satisfied by such net exercise is paid by the Participant in cash or other permitted form of payment; or
(v)   in any other form of consideration that may be acceptable to the Board and permissible under Applicable Law.
(d)   Exercise Procedure and Payment of Appreciation Distribution for SARs.   In order to exercise any SAR, the Participant must provide notice of exercise to the Plan Administrator in accordance with the SAR Agreement. The appreciation distribution payable to a Participant upon the exercise of a SAR will not be greater than an amount equal to the excess of (i) the aggregate Fair Market Value on the date of exercise of a number of shares of Common Stock equal to the number of Common Stock equivalents that are vested and being exercised under such SAR, over (ii) the strike price of such SAR. Such appreciation distribution may be paid to the Participant in the form of Common Stock or cash (or any combination of Common Stock and cash) or in any other form of payment, as determined by the Board and specified in the SAR Agreement.
(e)   Transferability.   Options and SARs may not be transferred to third-party financial institutions for value. The Board may impose such additional limitations on the transferability of an Option or SAR as it determines. In the absence of any such determination by the Board, the following restrictions on the transferability of Options and SARs will apply, provided that except as explicitly provided herein, neither an Option nor a SAR may be transferred for consideration and provided, further, that if an Option is an Incentive Stock Option, such Option may be deemed to be a Nonstatutory Stock Option as a result of such transfer:
(i)   Restrictions on Transfer.   An Option or SAR will not be transferable, except by will or by the laws of descent and distribution, and will be exercisable during the lifetime of the Participant only by the Participant; provided, however, that the Board may permit transfer of an Option or SAR in a manner that is not prohibited by applicable tax and securities laws upon the Participant’s request, including to a trust if the Participant is considered to be the sole beneficial owner of such trust (as determined under Section 671 of the Code and applicable U.S. state law) while such Option or SAR is held in such trust, provided that the Participant and the trustee enter into a transfer and other agreements required by the Company.
(ii)   Domestic Relations Orders.   Notwithstanding the foregoing, subject to the execution of transfer documentation in a format acceptable to the Company and subject to the approval of the Board or a duly authorized Officer, an Option or SAR may be transferred pursuant to a domestic relations order.
(f)   Vesting.   The Board may impose such restrictions on or conditions to the vesting and/or exercisability of an Option or SAR as determined by the Board. Except as otherwise provided in the applicable Award Agreement or other written agreement between a Participant and the Company, vesting of Options and SARs will cease upon termination of the Participant’s Continuous Service.
(g)   Termination of Continuous Service for Cause.   Except as explicitly otherwise provided in the Award Agreement or other written agreement between a Participant and the Company, if a Participant’s Continuous Service is terminated for Cause, the Participant’s Options and SARs will terminate and be forfeited immediately upon such termination of Continuous Service, and the Participant will be prohibited from exercising any portion (including any vested portion) of such Awards on and after the date of such termination of Continuous Service and the Participant will have no further right, title or interest in such forfeited Award, the shares of Common Stock subject to the forfeited Award, or any consideration in respect of the forfeited Award.
(h)   Post-Termination Exercise Period Following Termination of Continuous Service for Reasons Other than Cause.   Subject to Section 4(i), if a Participant’s Continuous Service terminates for any reason other than for Cause, the Participant may exercise his or her Option or SAR to the extent vested, but only within the following period of time or, if applicable, such other period of time provided in the Award Agreement or other written agreement between a Participant and the Company; provided, however, that in no event may such Award be exercised after the expiration of its maximum term (as set forth in Section 4(a)):

(i)   three months following the date of such termination if such termination is a termination without Cause (other than any termination due to the Participant’s Disability or death);
(ii)   12 months following the date of such termination if such termination is due to the Participant’s Disability;
(iii)   18 months following the date of such termination if such termination is due to the Participant’s death; or
(iv)   18 months following the date of the Participant’s death if such death occurs following the date of such termination but during the period such Award is otherwise exercisable (as provided in (i) or (ii) above).
Following the date of such termination, to the extent the Participant does not exercise such Award within the applicable Post-Termination Exercise Period (or, if earlier, prior to the expiration of the maximum term of such Award), such unexercised portion of the Award will terminate, and the Participant will have no further right, title or interest in terminated Award, the shares of Common Stock subject to the terminated Award, or any consideration in respect of the terminated Award.
(i)   Restrictions on Exercise; Extension of Exercisability.   A Participant may not exercise an Option or SAR at any time that the issuance of shares of Common Stock upon such exercise would violate Applicable Law. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company, if a Participant’s Continuous Service terminates for any reason other than for Cause and, at any time during the last thirty days of the applicable Post-Termination Exercise Period: (i) the exercise of the Participant’s Option or SAR would be prohibited solely because the issuance of shares of Common Stock upon such exercise would violate Applicable Law, or (ii) the immediate sale of any shares of Common Stock issued upon such exercise would violate the Company’s Trading Policy, then the applicable Post-Termination Exercise Period will be extended to the last day of the calendar month that commences following the date the Award would otherwise expire, with an additional extension of the exercise period to the last day of the next calendar month to apply if any of the foregoing restrictions apply at any time during such extended exercise period, generally without limitation as to the maximum permitted number of extensions; provided, however, that in no event may such Award be exercised after the expiration of its maximum term (as set forth in Section 4(a)).
(j)   Non-Exempt Employees.   No Option or SAR, whether or not vested, granted to an Employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, will be first exercisable for any shares of Common Stock until at least six months following the date of grant of such Award. Notwithstanding the foregoing, in accordance with the provisions of the Worker Economic Opportunity Act, any vested portion of such Award may be exercised earlier than six months following the date of grant of such Award in the event of (i) such Participant’s death or Disability, (ii) a Corporate Transaction in which such Award is not assumed, continued or substituted, (iii) a Change in Control, or (iv) such Participant’s retirement (as such term may be defined in the Award Agreement or another applicable agreement or, in the absence of any such definition, in accordance with the Company’s then current employment policies and guidelines). This Section 4(j) is intended to operate so that any income derived by a non-exempt employee in connection with the exercise or vesting of an Option or SAR will be exempt from his or her regular rate of pay.
(k)   Whole Shares.   Options and SARs may be exercised only with respect to whole shares of Common Stock or their equivalents.
5.   Awards Other Than Options and Stock Appreciation Rights.
(a)   Restricted Stock Awards and RSU Awards.   Each Restricted Stock Award and RSU Award will have such terms and conditions as determined by the Board; provided, however, that each Restricted Stock Award Agreement and RSU Award Agreement will conform (through incorporation of the provisions hereof by reference in the Award Agreement or otherwise) to the substance of each of the following provisions:

(i)   Form of Award.
(1)   RSAs: To the extent consistent with the Company’s Bylaws, at the Board’s election, shares of Common Stock subject to a Restricted Stock Award may be (i) held in book entry form subject to the Company’s instructions until such shares become vested or any other restrictions lapse, or (ii) evidenced by a certificate, which certificate will be held in such form and manner as determined by the Board. Unless otherwise determined by the Board, a Participant will have voting and other rights as a stockholder of the Company with respect to any shares subject to a Restricted Stock Award.
(2)   RSUs: A RSU Award represents a Participant’s right to be issued on a future date the number of shares of Common Stock that is equal to the number of restricted stock units subject to the RSU Award. As a holder of a RSU Award, a Participant is an unsecured creditor of the Company with respect to the Company’s unfunded obligation, if any, to issue shares of Common Stock in settlement of such Award and nothing contained in the Plan or any RSU Agreement, and no action taken pursuant to its provisions, will create or be construed to create a trust of any kind or a fiduciary relationship between a Participant and the Company or an Affiliate or any other person. A Participant will not have voting or any other rights as a stockholder of the Company with respect to any RSU Award (unless and until shares are actually issued in settlement of a vested RSU Award).
(ii)   Consideration.
(1)   RSA: A Restricted Stock Award may be granted in consideration for (A) cash or check, bank draft or money order payable to the Company, (B) past services to the Company or an Affiliate, or (C) any other form of consideration as the Board may determine and permissible under Applicable Law.
(2)   RSU: Unless otherwise determined by the Board at the time of grant, a RSU Award will be granted in consideration for the Participant’s services to the Company or an Affiliate, such that the Participant will not be required to make any payment to the Company (other than such services) with respect to the grant or vesting of the RSU Award, or the issuance of any shares of Common Stock pursuant to the RSU Award. If, at the time of grant, the Board determines that any consideration must be paid by the Participant (in a form other than the Participant’s services to the Company or an Affiliate) upon the issuance of any shares of Common Stock in settlement of the RSU Award, such consideration may be paid in any form of consideration as the Board may determine and permissible under Applicable Law.
(iii)   Vesting.   The Board may impose such restrictions on or conditions to the vesting of a Restricted Stock Award or RSU Award as determined by the Board. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, vesting of Restricted Stock Awards and RSU Awards will cease upon termination of the Participant’s Continuous Service.
(iv)   Termination of Continuous Service.   Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company, if a Participant’s Continuous Service terminates for any reason, (i) the Company may receive through a forfeiture condition or a repurchase right any or all of the shares of Common Stock held by the Participant under his or her Restricted Stock Award that have not vested as of the date of such termination as set forth in the Restricted Stock Award Agreement and (ii) any portion of his or her RSU Award that has not vested will be forfeited upon such termination and the Participant will have no further right, title or interest in the RSU Award, the shares of Common Stock issuable pursuant to the RSU Award, or any consideration in respect of the RSU Award.
(v)   Dividends and Dividend Equivalents.   Dividends or dividend equivalents may be paid or credited, as applicable, with respect to any shares of Common Stock subject to a Restricted Stock Award or RSU Award, as determined by the Board and specified in the Award Agreement).

(vi)   Settlement of RSU Awards.   A RSU Award may be settled by the issuance of shares of Common Stock or cash (or any combination thereof) or in any other form of payment, as determined by the Board and specified in the RSU Award Agreement. At the time of grant, the Board may determine to impose such restrictions or conditions that delay such delivery to a date following the vesting of the RSU Award.
(b)   Performance Awards.   With respect to any Performance Award, the length of any Performance Period, the Performance Goals to be achieved during the Performance Period, the other terms and conditions of such Award, and the measure of whether and to what degree such Performance Goals have been attained will be determined by the Board.
(c)   Other Awards.   Other Awards may be granted either alone or in addition to Awards provided for under Section 4 and the preceding provisions of this Section 5. Subject to the provisions of the Plan, the Board will have sole and complete discretion to determine the persons to whom and the time or times at which such Other Awards will be granted, the number of shares of Common Stock (or the cash equivalent thereof) to be granted pursuant to such Other Awards and all other terms and conditions of such Other Awards.
6.   Adjustments Upon Changes in Common Stock; Other Corporate Events.
(a)   Capitalization Adjustments.   In the event of a Capitalization Adjustment, the Board shall appropriately and proportionately adjust: (i) the class(es) and maximum number of shares of Common Stock subject to the Plan and the maximum number of shares by which the Share Reserve may annually increase pursuant to Section 2(a), (ii) the class(es) and maximum number of shares that may be issued pursuant to the exercise of Incentive Stock Options pursuant to Section 2(b), and (iii) the class(es) and number of securities and exercise price, strike price or purchase price of Common Stock subject to outstanding Awards. The Board shall make such adjustments, and its determination shall be final, binding and conclusive. Notwithstanding the foregoing, no fractional shares or rights for fractional shares of Common Stock shall be created in order to implement any Capitalization Adjustment. The Board shall determine an appropriate equivalent benefit, if any, for any fractional shares or rights to fractional shares that might be created by the adjustments referred to in the preceding provisions of this Section.
(b)   Dissolution or Liquidation.   Except as otherwise provided in the Award Agreement, in the event of a dissolution or liquidation of the Company, all outstanding Awards (other than Awards consisting of vested and outstanding shares of Common Stock not subject to a forfeiture condition or the Company’s right of repurchase) will terminate immediately prior to the completion of such dissolution or liquidation, and the shares of Common Stock subject to the Company’s repurchase rights or subject to a forfeiture condition may be repurchased or reacquired by the Company notwithstanding the fact that the holder of such Award is providing Continuous Service, provided, however, that the Board may determine to cause some or all Awards to become fully vested, exercisable and/or no longer subject to repurchase or forfeiture (to the extent such Awards have not previously expired or terminated) before the dissolution or liquidation is completed but contingent on its completion.
(c)   Corporate Transaction.   The following provisions will apply to Awards in the event of a Corporate Transaction except as set forth in Section 11, and unless otherwise provided in the instrument evidencing the Award or any other written agreement between the Company or any Affiliate and the Participant or unless otherwise expressly provided by the Board at the time of grant of an Award.
(i)   Awards May Be Assumed.   In the event of a Corporate Transaction, any surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) may assume or continue any or all Awards outstanding under the Plan or may substitute similar awards for Awards outstanding under the Plan (including but not limited to, awards to acquire the same consideration paid to the stockholders of the Company pursuant to the Corporate Transaction), and any reacquisition or repurchase rights held by the Company in respect of Common Stock issued pursuant to Awards may be assigned by the Company to the successor of the Company (or the successor’s parent company, if any), in connection with such Corporate Transaction. A surviving corporation or acquiring corporation (or its parent) may choose to assume or continue only a portion of an Award or substitute a similar award for only a portion of an Award, or may choose to assume or continue the Awards held by some, but not all Participants. The terms of any assumption, continuation or substitution will be set by the Board.
(ii)   Awards Held by Current Participants.   In the event of a Corporate Transaction in which the surviving corporation or acquiring corporation (or its parent company) does not assume or continue such outstanding Awards or substitute similar awards for such outstanding Awards, then with respect to Awards that have not been assumed, continued or substituted and that are held by Participants whose Continuous Service has not terminated prior to the effective time of the Corporate Transaction (referred to as the “Current Participants”), the vesting of such Awards (and, with respect to Options and Stock Appreciation Rights, the time when such Awards may be exercised) will be accelerated in full to a date prior to the effective time of such Corporate Transaction (contingent upon the effectiveness of the Corporate Transaction) as the Board determines (or, if the Board does not determine such a date, to the date that is five days prior to the effective time of the Corporate Transaction), and such Awards will terminate if not exercised (if applicable) at or prior to the effective time of the Corporate Transaction, and any reacquisition or repurchase rights held by the Company with respect to such Awards will lapse (contingent upon the effectiveness of the Corporate Transaction). With respect to the vesting of Performance Awards that will accelerate upon the occurrence of a Corporate Transaction pursuant to this subsection (ii) and that have multiple vesting levels depending on the level of performance, unless otherwise provided in the Award Agreement, the vesting of such Performance Awards will accelerate at 100% of the target level upon the occurrence of the Corporate Transaction. With respect to the vesting of Awards that will accelerate upon the occurrence of a Corporate Transaction pursuant to this subsection (ii) and are settled in the form of a cash payment, such cash payment will be made no later than 30 days following the occurrence of the Corporate Transaction.
(iii)   Awards Held by Persons other than Current Participants.   In the event of a Corporate Transaction in which the surviving corporation or acquiring corporation (or its parent company) does not assume or continue such outstanding Awards or substitute similar awards for such outstanding Awards, then with respect to Awards that have not been assumed, continued or substituted and that are held by persons other than Current Participants, such Awards will terminate if not exercised (if applicable) prior to the occurrence of the Corporate Transaction; provided, however, that any reacquisition or repurchase rights held by the Company with respect to such Awards will not terminate and may continue to be exercised notwithstanding the Corporate Transaction.
(iv)   Payment for Awards in Lieu of Exercise.   Notwithstanding the foregoing, in the event an Award will terminate if not exercised prior to the effective time of a Corporate Transaction, the Board may provide, in its sole discretion, that the holder of such Award may not exercise such Award but will receive a payment, in such form as may be determined by the Board, equal in value, at the effective time, to the excess, if any, of (1) the value of the property the Participant would have received upon the exercise of the Award (including, at the discretion of the Board, any unvested portion of such Award), over (2) any exercise price payable by such holder in connection with such exercise.
(d)   Appointment of Stockholder Representative.   As a condition to the receipt of an Award under this Plan, a Participant will be deemed to have agreed that the Award will be subject to the terms of any agreement governing a Corporate Transaction involving the Company, including, without limitation, a provision for the appointment of a stockholder representative that is authorized to act on the Participant’s behalf with respect to any escrow, indemnities and any contingent consideration.
(e)   No Restriction on Right to Undertake Transactions.   The grant of any Award under the Plan and the issuance of shares pursuant to any Award does not affect or restrict in any way the right or power of the Company or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, any merger or consolidation of the Company, any issue of stock or of options, rights or options to purchase stock or of bonds, debentures, preferred or prior preference stocks whose rights are superior to or affect the Common Stock or the rights thereof or which are convertible into or exchangeable for Common Stock, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

7.   Administration.
(a)   Administration by Board.   The Board will administer the Plan unless and until the Board delegates administration of the Plan to a Committee or Committees, as provided in subsection (c) below.
(b)   Powers of Board.   The Board will have the power, subject to, and within the limitations of, the express provisions of the Plan:
(i)   To determine from time to time: (1) which of the persons eligible under the Plan will be granted Awards; (2) when and how each Award will be granted; (3) what type or combination of types of Award will be granted; (4) the provisions of each Award granted (which need not be identical), including the time or times when a person will be permitted to receive an issuance of Common Stock or other payment pursuant to an Award; (5) the number of shares of Common Stock or cash equivalent with respect to which an Award will be granted to each such person; (6) the Fair Market Value applicable to an Award; and (7) the terms of any Performance Award that is not valued in whole or in part by reference to, or otherwise based on, the Common Stock, including the amount of cash payment or other property that may be earned and the timing of payment.
(ii)   To construe and interpret the Plan and Awards granted under it, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan or in any Award Agreement, in a manner and to the extent it deems necessary or expedient to make the Plan or Award fully effective.
(iii)   To settle all controversies regarding the Plan and Awards granted under it.
(iv)   To accelerate the time at which an Award may first be exercised or the time during which an Award or any part thereof will vest, notwithstanding the provisions in the Award Agreement stating the time at which it may first be exercised or the time during which it will vest.
(v)   To prohibit the exercise of any Option, SAR or other exercisable Award during a period of up to 30 days prior to the consummation of any pending stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other change affecting the shares of Common Stock or the share price of the Common Stock including any Corporate Transaction, for reasons of administrative convenience.
(vi)   To suspend or terminate the Plan at any time. Suspension or termination of the Plan will not Materially Impair rights and obligations under any Award granted while the Plan is in effect except with the written consent of the affected Participant.
(vii)   To amend the Plan in any respect the Board deems necessary or advisable; provided, however, that stockholder approval will be required for any amendment to the extent required by Applicable Law. Except as provided above, rights under any Award granted before amendment of the Plan will not be Materially Impaired by any amendment of the Plan unless (1) the Company requests the consent of the affected Participant, and (2) such Participant consents in writing.
(viii)   To submit any amendment to the Plan for stockholder approval.
(ix)   To approve forms of Award Agreements for use under the Plan and to amend the terms of any one or more Awards, including, but not limited to, amendments to provide terms more favorable to the Participant than previously provided in the Award Agreement, subject to any specified limits in the Plan that are not subject to Board discretion; provided however, that, (1) the Board shall not, without stockholder approval, reduce the exercise or strike price of an Option or SAR (other than in connection with a Capitalization Adjustment) and, at any time when the exercise or strike price of an Option or SAR is above the Fair Market Value of a share of Common Stock, the Board shall not, without stockholder approval, cancel and re-grant or exchange such Option or SAR for a new Award with a lower (or no) purchase price or for cash, and (2) a Participant’s rights under any Award will not be Materially Impaired by any such amendment unless (A) the Company requests the consent of the affected Participant, and (B) such Participant consents in writing.

(x)   Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of the Plan or Awards.
(xi)   To adopt such procedures and sub-plans as are necessary or appropriate to permit and facilitate participation in the Plan by, or take advantage of specific tax treatment for Awards granted to, Employees, Directors or Consultants who are non-U.S. nationals or employed outside the United States (provided that Board approval will not be necessary for immaterial modifications to the Plan or any Award Agreement to ensure or facilitate compliance with the laws of the relevant non-U.S. jurisdiction).
(c)   Delegation to Committee.
(i)   General.   The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration of the Plan is delegated to a Committee, the Committee will have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to another Committee or a subcommittee of the Committee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board will thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. Each Committee may retain the authority to concurrently administer the Plan with the Committee or subcommittee to which it has delegated its authority hereunder and may, at any time, revest in such Committee some or all of the powers previously delegated. The Board may retain the authority to concurrently administer the Plan with any Committee and may, at any time, revest in the Board some or all of the powers previously delegated.
(ii)   Rule 16b-3 Compliance.   To the extent an Award is intended to qualify for the exemption from Section 16(b) of the Exchange Act that is available under Rule 16b-3 of the Exchange Act, the Award will be granted by the Board or a Committee that consists solely of two or more Non-Employee Directors, as determined under Rule 16b-3(b)(3) of the Exchange Act, and, thereafter, any action establishing or modifying the terms of the Award will be approved by the Board or a Committee meeting such requirements to the extent necessary for such exemption to remain available.
(d)   Effect of Board’s Decision.   All determinations, interpretations and constructions made by the Board or any Committee in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons.
(e)   Delegation to an Officer.   The Board or any Committee may delegate to one or more Officers the authority to do one or both of the following (i) designate Employees who are not Officers to be recipients of Options and SARs (and, to the extent permitted by Applicable Law, other types of Awards) and, to the extent permitted by Applicable Law, the terms thereof, and (ii) determine the number of shares of Common Stock to be subject to such Awards granted to such Employees; provided, however, that the resolutions or charter adopted by the Board or any Committee evidencing such delegation will specify the total number of shares of Common Stock that may be subject to the Awards granted by such Officer and that such Officer may not grant an Award to himself or herself. Any such Awards will be granted on the applicable form of Award Agreement most recently approved for use by the Board or the Committee, unless otherwise provided in the resolutions approving the delegation authority. Notwithstanding anything to the contrary herein, neither the Board nor any Committee may delegate to an Officer who is acting solely in the capacity of an Officer (and not also as a Director) the authority to determine the Fair Market Value.
8.   Tax Withholding
(a)   Withholding Authorization.   As a condition to acceptance of any Award under the Plan, a Participant authorizes withholding from payroll and any other amounts payable to such Participant, and otherwise agrees to make adequate provision for (including), any sums required to satisfy any U.S. and/or non-U.S. federal, state, or local tax or social insurance contribution withholding obligations of the Company or an Affiliate, if any, which arise in connection with the exercise, vesting or settlement of such Award, as applicable. Accordingly, a Participant may not be able to exercise an Award even though the Award is vested, and the Company shall have no obligation to issue shares of Common Stock subject to an Award, unless and until such obligations are satisfied.
(b)   Satisfaction of Withholding Obligation.   To the extent permitted by the terms of an Award Agreement, the Company may, in its sole discretion, satisfy any U.S. and/or non-U.S. federal, state or local tax or social insurance withholding obligation relating to an Award by any of the following means or by a combination of such means: (i) causing the Participant to tender a cash payment; (ii) withholding shares of Common Stock from the shares of Common Stock issued or otherwise issuable to the Participant in connection with the Award; (iii) withholding cash from an Award settled in cash; (iv) withholding payment from any amounts otherwise payable to the Participant; (v) by allowing a Participant to effectuate a “cashless exercise” pursuant to a program developed under Regulation T as promulgated by the U.S. Federal Reserve Board or (vi) by such other method as may be set forth in the Award Agreement.
(c)   No Obligation to Notify or Minimize Taxes; No Liability to Claims.   Except as required by Applicable Law, the Company has no duty or obligation to any Participant to advise such holder as to the time or manner of exercising such Award. Furthermore, the Company has no duty or obligation to warn or otherwise advise such holder of a pending termination or expiration of an Award or a possible period in which the Award may not be exercised. The Company has no duty or obligation to minimize the tax consequences of an Award to the holder of such Award and will not be liable to any holder of an Award for any adverse tax consequences to such holder in connection with an Award. As a condition to accepting an Award under the Plan, each Participant (i) agrees to not make any claim against the Company, or any of its Officers, Directors, Employees or Affiliates related to tax liabilities arising from such Award or other Company compensation and (ii) acknowledges that such Participant was advised to consult with his or her own personal tax, financial and other legal advisors regarding the tax consequences of the Award and has either done so or knowingly and voluntarily declined to do so. Additionally, each Participant acknowledges any Option or SAR granted under the Plan is exempt from Section 409A only if the exercise or strike price is at least equal to the “fair market value” of the Common Stock on the date of grant as determined by the Internal Revenue Service and there is no other impermissible deferral of compensation associated with the Award. Additionally, as a condition to accepting an Option or SAR granted under the Plan, each Participant agrees not make any claim against the Company, or any of its Officers, Directors, Employees or Affiliates in the event that the U.S. Internal Revenue Service asserts that such exercise price or strike price is less than the “fair market value” of the Common Stock on the date of grant as subsequently determined by the U.S. Internal Revenue Service.
(d)   Withholding Indemnification.   As a condition to accepting an Award under the Plan, in the event that the amount of the Company’s and/or its Affiliate’s withholding obligation in connection with such Award was greater than the amount actually withheld by the Company and/or its Affiliates, each Participant agrees to indemnify and hold the Company and/or its Affiliates harmless from any failure by the Company and/or its Affiliates to withhold the proper amount.
9.   Miscellaneous.
(a)   Source of Shares.   The stock issuable under the Plan will be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market or otherwise.
(b)   Use of Proceeds from Sales of Common Stock.   Proceeds from the sale of shares of Common Stock pursuant to Awards will constitute general funds of the Company.
(c)   Corporate Action Constituting Grant of Awards.   Corporate action constituting a grant by the Company of an Award to any Participant will be deemed completed as of the date of such corporate action, unless otherwise determined by the Board, regardless of when the instrument, certificate, or letter evidencing the Award is communicated to, or actually received or accepted by, the Participant. In the event that the corporate records (e.g., Board consents, resolutions or minutes) documenting the corporate action approving the grant contain terms (e.g., exercise price, vesting schedule or number of shares) that are inconsistent with those in the Award Agreement or related grant documents as a result of a clerical error in the Award Agreement or related grant documents, the corporate records will control and the Participant will have no legally binding right to the incorrect term in the Award Agreement or related grant documents.

(d)   Stockholder Rights.   No Participant will be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Common Stock subject to such Award unless and until (i) such Participant has satisfied all requirements for exercise of the Award pursuant to its terms, if applicable, and (ii) the issuance of the Common Stock subject to such Award is reflected in the records of the Company.
(e)   No Employment or Other Service Rights.   Nothing in the Plan, any Award Agreement or any other instrument executed thereunder or in connection with any Award granted pursuant thereto will confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Award was granted or affect the right of the Company or an Affiliate to terminate at will and without regard to any future vesting opportunity that a Participant may have with respect to any Award (i) the employment of an Employee with or without notice and with or without cause, (ii) the service of a Consultant pursuant to the terms of such Consultant’s agreement with the Company or an Affiliate or (iii) the service of a Director pursuant to the Bylaws of the Company or an Affiliate, and any applicable provisions of the corporate law of the U.S. state or non-U.S. jurisdiction in which the Company or the Affiliate is incorporated, as the case may be. Further, nothing in the Plan, any Award Agreement or any other instrument executed thereunder or in connection with any Award will constitute any promise or commitment by the Company or an Affiliate regarding the fact or nature of future positions, future work assignments, future compensation or any other term or condition of employment or service or confer any right or benefit under the Award or the Plan unless such right or benefit has specifically accrued under the terms of the Award Agreement and/or Plan.
(f)   Change in Time Commitment.   In the event a Participant’s regular level of time commitment in the performance of his or her services for the Company and any Affiliates is reduced (for example, and without limitation, if the Participant is an Employee of the Company and the Employee has a change in status from a full-time Employee to a part-time Employee or takes an extended leave of absence) after the date of grant of any Award to the Participant, the Board may determine, to the extent permitted by Applicable Law, to (i) make a corresponding reduction in the number of shares or cash amount subject to any portion of such Award that is scheduled to vest or become payable after the date of such change in time commitment, and (ii) in lieu of or in combination with such a reduction, extend the vesting or payment schedule applicable to such Award. In the event of any such reduction, the Participant will have no right with respect to any portion of the Award that is so reduced or extended.
(g)   Execution of Additional Documents.   As a condition to accepting an Award under the Plan, the Participant agrees to execute any additional documents or instruments necessary or desirable, as determined in the Plan Administrator’s sole discretion, to carry out the purposes or intent of the Award, or facilitate compliance with securities and/or other regulatory requirements, in each case at the Plan Administrator’s request.
(h)   Electronic Delivery and Participation.   Any reference herein or in an Award Agreement to a “written” agreement or document will include any agreement or document delivered electronically, filed publicly at www.sec.gov (or any successor website thereto) or posted on the Company’s intranet (or other shared electronic medium controlled by the Company to which the Participant has access). By accepting any Award the Participant consents to receive documents by electronic delivery and to participate in the Plan through any on-line electronic system established and maintained by the Plan Administrator or another third party selected by the Plan Administrator. The form of delivery of any Common Stock (e.g., a stock certificate or electronic entry evidencing such shares) shall be determined by the Company.
(i)   Clawback/Recovery.   All Awards granted under the Plan will be subject to recoupment in accordance with any clawback policy that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company’s securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other Applicable Law and any clawback policy that the Company otherwise adopts, to the extent applicable and permissible under Applicable Law. In addition, the Board may impose such other clawback, recovery or recoupment provisions in an Award Agreement as the Board determines necessary or appropriate, including but not limited to a reacquisition right in respect of previously acquired shares of Common Stock or other cash or property upon the occurrence of Cause. No recovery of compensation under such a clawback policy will be an event giving rise to a Participant’s right to voluntarily terminate employment upon a “resignation for good reason,” or for a “constructive termination” or any similar term under any plan of or agreement with the Company.
(j)   Securities Law Compliance.   A Participant will not be issued any shares in respect of an Award unless either (i) the shares are registered under the Securities Act; or (ii) the Company has determined that such issuance would be exempt from the registration requirements of the Securities Act. Each Award also must comply with other Applicable Law governing the Award, and a Participant will not receive such shares if the Company determines that such receipt would not be in material compliance with Applicable Law.
(k)   Transfer or Assignment of Awards; Issued Shares.   Except as expressly provided in the Plan or the form of Award Agreement, Awards granted under the Plan may not be transferred or assigned by the Participant. After the vested shares subject to an Award have been issued, or in the case of Restricted Stock and similar awards, after the issued shares have vested, the holder of such shares is free to assign, hypothecate, donate, encumber or otherwise dispose of any interest in such shares provided that any such actions are in compliance with the provisions herein, the terms of the Trading Policy and Applicable Law.
(l)   Effect on Other Employee Benefit Plans.   The value of any Award granted under the Plan, as determined upon grant, vesting or settlement, shall not be included as compensation, earnings, salaries, or other similar terms used when calculating any Participant’s benefits under any employee benefit plan sponsored by the Company or any Affiliate, except as such plan otherwise expressly provides. The Company expressly reserves its rights to amend, modify, or terminate any of the Company’s or any Affiliate’s employee benefit plans.
(m)   Deferrals.   To the extent permitted by Applicable Law, the Board, in its sole discretion, may determine that the delivery of Common Stock or the payment of cash, upon the exercise, vesting or settlement of all or a portion of any Award may be deferred and may establish programs and procedures for deferral elections to be made by Participants. Deferrals will be made in accordance with the requirements of Section 409A.
(n)   Section 409A.   Unless otherwise expressly provided for in an Award Agreement, the Plan and Award Agreements will be interpreted to the greatest extent possible in a manner that makes the Plan and the Awards granted hereunder exempt from Section 409A, and, to the extent not so exempt, in compliance with the requirements of Section 409A. If the Board determines that any Award granted hereunder is not exempt from and is therefore subject to Section 409A, the Award Agreement evidencing such Award will incorporate the terms and conditions necessary to avoid the consequences specified in Section 409A(a)(1) of the Code, and to the extent an Award Agreement is silent on terms necessary for compliance, such terms are hereby incorporated by reference into the Award Agreement. Notwithstanding anything to the contrary in this Plan (and unless the Award Agreement specifically provides otherwise), if the shares of Common Stock are publicly traded, and if a Participant holding an Award that constitutes “deferred compensation” under Section 409A is a “specified employee” for purposes of Section 409A, no distribution or payment of any amount that is due because of a “separation from service” (as defined in Section 409A without regard to alternative definitions thereunder) will be issued or paid before the date that is six months and one day following the date of such Participant’s “separation from service” or, if earlier, the date of the Participant’s death, unless such distribution or payment can be made in a manner that complies with Section 409A, and any amounts so deferred will be paid in a lump sum on the day after such six month period elapses, with the balance paid thereafter on the original schedule.
(o)   Choice of Law.   This Plan and any controversy arising out of or relating to this Plan shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to conflict of law principles that would result in any application of any law other than the law of the State of Delaware.
10.   Covenants of the Company.
(a)   Compliance with Law.   The Company will seek to obtain from each regulatory commission or agency, as may be deemed necessary, having jurisdiction over the Plan such authority as may be required to grant Awards and to issue and sell shares of Common Stock upon exercise or vesting of the Awards; provided, however, that this undertaking will not require the Company to register under the Securities Act the Plan, any Award or any Common Stock issued or issuable pursuant to any such Award. If, after reasonable efforts and at a reasonable cost, the Company is unable to obtain from any such regulatory commission or agency the authority that counsel for the Company deems necessary or advisable for the lawful issuance and sale of Common Stock under the Plan, the Company will be relieved from any liability for failure to issue and sell Common Stock upon exercise or vesting of such Awards unless and until such authority is obtained. A Participant is not eligible for the grant of an Award or the subsequent issuance of Common Stock pursuant to the Award if such grant or issuance would be in violation of any Applicable Law.
11.   Additional Rules for Awards Subject to Section 409A.
(a)   Application.   Unless the provisions of this Section of the Plan are expressly superseded by the provisions in the form of Award Agreement, the provisions of this Section shall apply and shall supersede anything to the contrary set forth in the Award Agreement for a Non-Exempt Award.
(b)   Non-Exempt Awards Subject to Non-Exempt Severance Arrangements.   To the extent a Non-Exempt Award is subject to Section 409A due to application of a Non-Exempt Severance Arrangement, the following provisions of this subsection (b) apply.
(i)   If the Non-Exempt Award vests in the ordinary course during the Participant’s Continuous Service in accordance with the vesting schedule set forth in the Award Agreement, and does not accelerate vesting under the terms of a Non-Exempt Severance Arrangement, in no event will the shares be issued in respect of such Non-Exempt Award any later than the later of: (i) December 31st of the calendar year that includes the applicable vesting date, or (ii) the 60th day that follows the applicable vesting date.
(ii)   If vesting of the Non-Exempt Award accelerates under the terms of a Non-Exempt Severance Arrangement in connection with the Participant’s Separation from Service, and such vesting acceleration provisions were in effect as of the date of grant of the Non-Exempt Award and, therefore, are part of the terms of such Non-Exempt Award as of the date of grant, then the shares will be earlier issued in settlement of such Non-Exempt Award upon the Participant’s Separation from Service in accordance with the terms of the Non-Exempt Severance Arrangement, but in no event later than the 60th day that follows the date of the Participant’s Separation from Service. However, if at the time the shares would otherwise be issued the Participant is subject to the distribution limitations contained in Section 409A applicable to “specified employees,” as defined in Section 409A(a)(2)(B)(i) of the Code, such shares shall not be issued before the date that is six months following the date of such Participant’s Separation from Service, or, if earlier, the date of the Participant’s death that occurs within such six month period.
(iii)   If vesting of a Non-Exempt Award accelerates under the terms of a Non-Exempt Severance Arrangement in connection with a Participant’s Separation from Service, and such vesting acceleration provisions were not in effect as of the date of grant of the Non-Exempt Award and, therefore, are not a part of the terms of such Non-Exempt Award on the date of grant, then such acceleration of vesting of the Non-Exempt Award shall not accelerate the issuance date of the shares, but the shares shall instead be issued on the same schedule as set forth in the Grant Notice as if they had vested in the ordinary course during the Participant’s Continuous Service, notwithstanding the vesting acceleration of the Non-Exempt Award. Such issuance schedule is intended to satisfy the requirements of payment on a specified date or pursuant to a fixed schedule, as provided under Treasury Regulations Section 1.409A-3(a)(4).
(c)   Treatment of Non-Exempt Awards Upon a Corporate Transaction for Employees and Consultants.    The provisions of this subsection (c) shall apply and shall supersede anything to the contrary set forth in the Plan with respect to the permitted treatment of any Non-Exempt Award in connection with a Corporate Transaction if the Participant was either an Employee or Consultant upon the applicable date of grant of the Non-Exempt Award.
(i)   Vested Non-Exempt Awards.   The following provisions shall apply to any Vested Non-Exempt Award in connection with a Corporate Transaction:

(1)   If the Corporate Transaction is also a Section 409A Change in Control then the Acquiring Entity may not assume, continue or substitute the Vested Non-Exempt Award. Upon the Section 409A Change in Control the settlement of the Vested Non-Exempt Award will automatically be accelerated and the shares will be immediately issued in respect of the Vested Non-Exempt Award. Alternatively, the Company may instead provide that the Participant will receive a cash settlement equal to the Fair Market Value of the shares that would otherwise be issued to the Participant upon the Section 409A Change in Control.
(2)   If the Corporate Transaction is not also a Section 409A Change in Control, then the Acquiring Entity must either assume, continue or substitute each Vested Non-Exempt Award. The shares to be issued in respect of the Vested Non-Exempt Award shall be issued to the Participant by the Acquiring Entity on the same schedule that the shares would have been issued to the Participant if the Corporate Transaction had not occurred. In the Acquiring Entity’s discretion, in lieu of an issuance of shares, the Acquiring Entity may instead substitute a cash payment on each applicable issuance date, equal to the Fair Market Value of the shares that would otherwise be issued to the Participant on such issuance dates, with the determination of the Fair Market Value of the shares made on the date of the Corporate Transaction.
(ii)   Unvested Non-Exempt Awards.   The following provisions shall apply to any Unvested Non-Exempt Award unless otherwise determined by the Board pursuant to subsection (e) of this Section.
(1)   In the event of a Corporate Transaction, the Acquiring Entity shall assume, continue or substitute any Unvested Non-Exempt Award. Unless otherwise determined by the Board, any Unvested Non-Exempt Award will remain subject to the same vesting and forfeiture restrictions that were applicable to the Award prior to the Corporate Transaction. The shares to be issued in respect of any Unvested Non-Exempt Award shall be issued to the Participant by the Acquiring Entity on the same schedule that the shares would have been issued to the Participant if the Corporate Transaction had not occurred. In the Acquiring Entity’s discretion, in lieu of an issuance of shares, the Acquiring Entity may instead substitute a cash payment on each applicable issuance date, equal to the Fair Market Value of the shares that would otherwise be issued to the Participant on such issuance dates, with the determination of Fair Market Value of the shares made on the date of the Corporate Transaction.
(2)   If the Acquiring Entity will not assume, substitute or continue any Unvested Non-Exempt Award in connection with a Corporate Transaction, then such Award shall automatically terminate and be forfeited upon the Corporate Transaction with no consideration payable to any Participant in respect of such forfeited Unvested Non-Exempt Award. Notwithstanding the foregoing, to the extent permitted and in compliance with the requirements of Section 409A, the Board may in its discretion determine to elect to accelerate the vesting and settlement of the Unvested Non-Exempt Award upon the Corporate Transaction, or instead substitute a cash payment equal to the Fair Market Value of such shares that would otherwise be issued to the Participant, as further provided in subsection (e)(ii) below. In the absence of such discretionary election by the Board, any Unvested Non-Exempt Award shall be forfeited without payment of any consideration to the affected Participants if the Acquiring Entity will not assume, substitute or continue the Unvested Non-Exempt Awards in connection with the Corporate Transaction.
(3)   The foregoing treatment shall apply with respect to all Unvested Non-Exempt Awards upon any Corporate Transaction, and regardless of whether or not such Corporate Transaction is also a Section 409A Change in Control.
(d)   Treatment of Non-Exempt Awards Upon a Corporate Transaction for Non-Employee Directors.   The following provisions of this subsection (d) shall apply and shall supersede anything to the contrary that may be set forth in the Plan with respect to the permitted treatment of a Non-Exempt Director Award in connection with a Corporate Transaction.
(i)   If the Corporate Transaction is also a Section 409A Change in Control then the Acquiring Entity may not assume, continue or substitute the Non-Exempt Director Award. Upon the Section 409A Change in Control the vesting and settlement of any Non-Exempt Director Award will automatically be accelerated and the shares will be immediately issued to the Participant in respect of the Non-Exempt Director Award. Alternatively, the Company may provide that the Participant will instead receive a cash settlement equal to the Fair Market Value of the shares that would otherwise be issued to the Participant upon the Section 409A Change in Control pursuant to the preceding provision.
(ii)   If the Corporate Transaction is not also a Section 409A Change in Control, then the Acquiring Entity must either assume, continue or substitute the Non-Exempt Director Award. Unless otherwise determined by the Board, the Non-Exempt Director Award will remain subject to the same vesting and forfeiture restrictions that were applicable to the Award prior to the Corporate Transaction. The shares to be issued in respect of the Non-Exempt Director Award shall be issued to the Participant by the Acquiring Entity on the same schedule that the shares would have been issued to the Participant if the Corporate Transaction had not occurred. In the Acquiring Entity’s discretion, in lieu of an issuance of shares, the Acquiring Entity may instead substitute a cash payment on each applicable issuance date, equal to the Fair Market Value of the shares that would otherwise be issued to the Participant on such issuance dates, with the determination of Fair Market Value made on the date of the Corporate Transaction.
(e)   If the RSU Award is a Non-Exempt Award, then the provisions in this Section 11(e) shall apply and supersede anything to the contrary that may be set forth in the Plan or the Award Agreement with respect to the permitted treatment of such Non-Exempt Award:
(i)   Any exercise by the Board of discretion to accelerate the vesting of a Non-Exempt Award shall not result in any acceleration of the scheduled issuance dates for the shares in respect of the Non-Exempt Award unless earlier issuance of the shares upon the applicable vesting dates would be in compliance with the requirements of Section 409A.
(ii)   The Company explicitly reserves the right to earlier settle any Non-Exempt Award to the extent permitted and in compliance with the requirements of Section 409A, including pursuant to any of the exemptions available in Treasury Regulations Section 1.409A-3(j)(4)(ix).
(iii)   To the extent the terms of any Non-Exempt Award provide that it will be settled upon a Change in Control or Corporate Transaction, to the extent it is required for compliance with the requirements of Section 409A, the Change in Control or Corporate Transaction event triggering settlement must also constitute a Section 409A Change in Control. To the extent the terms of a Non-Exempt Award provide that it will be settled upon a termination of employment or termination of Continuous Service, to the extent it is required for compliance with the requirements of Section 409A, the termination event triggering settlement must also constitute a Separation From Service. However, if at the time the shares would otherwise be issued to a Participant in connection with a “separation from service” such Participant is subject to the distribution limitations contained in Section 409A applicable to “specified employees,” as defined in Section 409A(a)(2)(B)(i) of the Code, such shares shall not be issued before the date that is six months following the date of the Participant’s Separation From Service, or, if earlier, the date of the Participant’s death that occurs within such six month period.
(iv)   The provisions in this subsection (e) for delivery of the shares in respect of the settlement of a RSU Award that is a Non-Exempt Award are intended to comply with the requirements of Section 409A so that the delivery of the shares to the Participant in respect of such Non-Exempt Award will not trigger the additional tax imposed under Section 409A, and any ambiguities herein will be so interpreted.
12.   Severability.
If all or any part of the Plan or any Award Agreement is declared by any court or governmental authority to be unlawful or invalid, such unlawfulness or invalidity shall not invalidate any portion of the Plan or such Award Agreement not declared to be unlawful or invalid. Any Section of the Plan or any Award Agreement (or part of such a Section) so declared to be unlawful or invalid shall, if possible, be construed in a manner which will give effect to the terms of such Section or part of a Section to the fullest extent possible while remaining lawful and valid.

13.   Termination of the Plan.
The Board may suspend or terminate the Plan at any time. No Incentive Stock Options may be granted after the tenth anniversary of the earlier of: (i) the Adoption Date, or (ii) the date the Plan is approved by the Company’s stockholders. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.
14.   Definitions.
As used in the Plan, the following definitions apply to the capitalized terms indicated below:
(a)   “Acquiring Entity” means the surviving or acquiring corporation (or its parent company) in connection with a Corporate Transaction.
(b)   “Adoption Date” means the date the Plan is first approved by the Board or Compensation Committee.
(c)   “Affiliate” means, at the time of determination, any “parent” or “subsidiary” of the Company as such terms are defined in Rule 405 promulgated under the Securities Act. The Board may determine the time or times at which “parent” or “subsidiary” status is determined within the foregoing definition.
(d)   “Applicable Law” means shall mean the Code and any applicable U.S. or non-U.S. securities, federal, state, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, listing rule, regulation, judicial decision, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (including under the authority of any applicable self-regulating organization such as the Nasdaq Stock Market, the New York Stock Exchange or the Financial Industry Regulatory Authority).
(e)   “Award” means any right to receive Common Stock, cash or other property granted under the Plan (including an Incentive Stock Option, a Nonstatutory Stock Option, a Restricted Stock Award, a RSU Award, a SAR, a Performance Award or any Other Award).
(f)   “Award Agreement” means a written agreement between the Company and a Participant evidencing the terms and conditions of an Award. The Award Agreement generally consists of the Grant Notice and the agreement containing the written summary of the general terms and conditions applicable to the Award and which is provided to a Participant along with the Grant Notice.
(g)   “Board” means the board of directors of the Company (or its designee). Any decision or determination made by the Board shall be a decision or determination that is made in the sole discretion of the Board (or its designee), and such decision or determination shall be final and binding on all Participants.
(h)   “Capitalization Adjustment” means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Award after the Effective Date without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, reverse stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or any similar equity restructuring transaction, as that term is used in Statement of Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a Capitalization Adjustment.
(i)   “Cause” has the meaning ascribed to such term in any written agreement between the Participant and the Company defining such term and, in the absence of such agreement, such term means, with respect to a Participant, the occurrence of any of the following events: (i) the Participant’s theft, dishonesty, willful misconduct, breach of fiduciary duty for personal profit, or intentional falsification of any Company or Affiliate documents or records; (ii) the Participant’s material failure to abide by the Company’s Code of Business Conduct and Ethics or other policies (including, without limitation, policies relating to confidentiality and reasonable workplace conduct and policies of any Affiliate, as applicable); (iii) the Participant’s unauthorized use, misappropriation, destruction or diversion of any tangible or intangible asset or corporate opportunity of the Company or any of its Affiliates (including, without limitation, the Participant’s improper use or disclosure of Company or Affiliate confidential or proprietary information); (iv) any intentional act by the Participant which has a material detrimental effect on the Company’s or its Affiliate’s reputation or business; (v) the Participant’s repeated failure or inability to perform any reasonable assigned duties after written notice from the Company (or its Affiliate, as applicable) of, and a reasonable opportunity to cure, such failure or inability; (vi) any material breach by the Participant of any employment or service agreement between the Participant and the Company (or its Affiliate, as applicable), which breach is not cured pursuant to the terms of such agreement; or (vii) the Participant’s conviction (including any plea of guilty or nolo contendere) of any criminal act involving fraud, dishonesty, misappropriation or moral turpitude, or which impairs the Participant’s ability to perform his or her duties with the Company (or its Affiliate, as applicable). The determination that a termination of the Participant’s Continuous Service is either for Cause or without Cause will be made by the Board with respect to Participants who are executive officers of the Company and by the Company’s Chief Executive Officer or his or her designee with respect to Participants who are not executive officers of the Company. Any determination by the Company that the Continuous Service of a Participant was terminated with or without Cause for the purposes of outstanding Awards held by such Participant will have no effect upon any determination of the rights or obligations of the Company or such Participant for any other purpose.
(j)   “Change in Control” or “Change of Control” means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events; provided, however, to the extent necessary to avoid adverse personal income tax consequences to the Participant in connection with an Award, also constitutes a Section 409A Change in Control:
(i)   any Exchange Act Person becomes the Owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then outstanding securities other than by virtue of a merger, consolidation or similar transaction. Notwithstanding the foregoing, a Change in Control shall not be deemed to occur (A) on account of the acquisition of securities of the Company directly from the Company, (B) on account of the acquisition of securities of the Company by an investor, any affiliate thereof or any other Exchange Act Person that acquires the Company’s securities in a transaction or series of related transactions the primary purpose of which is to obtain financing for the Company through the issuance of equity securities, or (C) solely because the level of Ownership held by any Exchange Act Person (the “Subject Person”) exceeds the designated percentage threshold of the outstanding voting securities as a result of a repurchase or other acquisition of voting securities by the Company reducing the number of shares outstanding, provided that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of voting securities by the Company, and after such share acquisition, the Subject Person becomes the Owner of any additional voting securities that, assuming the repurchase or other acquisition had not occurred, increases the percentage of the then outstanding voting securities Owned by the Subject Person over the designated percentage threshold, then a Change in Control shall be deemed to occur;
(ii)   there is consummated a merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such merger, consolidation or similar transaction, the stockholders of the Company immediately prior thereto do not Own, directly or indirectly, either (A) outstanding voting securities representing more than 50% of the combined outstanding voting power of the surviving Entity in such merger, consolidation or similar transaction or (B) more than 50% of the combined outstanding voting power of the parent of the surviving Entity in such merger, consolidation or similar transaction, in each case in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such transaction;
(iii)   the stockholders of the Company approve or the Board approves a plan of complete dissolution or liquidation of the Company, or a complete dissolution or liquidation of the Company shall otherwise occur, except for a liquidation into a parent corporation;
(iv)   there is consummated a sale, lease, exclusive license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries, other than a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries to an Entity, more than 50% of the combined voting power of the voting securities of which are Owned by stockholders of the Company in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such sale, lease, license or other disposition; or
(v)   individuals who, on the date the Plan is adopted by the Board, are members of the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the members of the Board; provided, however, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member shall, for purposes of this Plan, be considered as a member of the Incumbent Board.
Notwithstanding the foregoing or any other provision of this Plan, (A) the term Change in Control shall not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company, and (B) the definition of Change in Control (or any analogous term) in an individual written agreement between the Company or any Affiliate and the Participant shall supersede the foregoing definition with respect to Awards subject to such agreement; provided, however, that if no definition of Change in Control or any analogous term is set forth in such an individual written agreement, the foregoing definition shall apply.
(k)   “Code” means the U.S. Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.
(l)   “Committee” means the Compensation Committee and any other committee of one or more Directors to whom authority has been delegated by the Board or Compensation Committee in accordance with the Plan.
(m)   “Common Stock” means the common stock of the Company.
(n)   “Company” means Scilex Holding Company, a Delaware corporation, and any successor corporation thereto.
(o)   “Compensation Committee” means the Compensation Committee of the Board.
(p)   “Consultant” means any person, including an advisor, who is (i) engaged by the Company or an Affiliate to render consulting or advisory services and is compensated for such services, or (ii) serving as a member of the board of directors of an Affiliate and is compensated for such services. However, service solely as a Director, or payment of a fee for such service, will not cause a Director to be considered a “Consultant” for purposes of the Plan. Notwithstanding the foregoing, a person is treated as a Consultant under this Plan only if a Form S-8 Registration Statement under the Securities Act is available to register either the offer or the sale of the Company’s securities to such person.
(q)   “Continuous Service” means that the Participant’s service with the Company or an Affiliate, whether as an Employee, Director or Consultant, is not interrupted or terminated. A change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Director or Consultant or a change in the Entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant’s service with the Company or an Affiliate, will not terminate a Participant’s Continuous Service; provided, however, that if the Entity for which a Participant is rendering services ceases to qualify as an Affiliate, as determined by the Board, such Participant’s Continuous Service will be considered to have terminated on the date such Entity ceases to qualify as an Affiliate. For example, a change in status from an Employee of the Company to a Consultant of an Affiliate or to a Director will not constitute an interruption of Continuous Service. To the extent permitted by law, the Board or the chief executive officer of the Company, in that party’s sole discretion, may determine whether Continuous Service will be considered interrupted in the case of (i) any leave of absence approved by the Board or chief executive officer, including sick leave, military leave or any other personal leave, or (ii) transfers between the Company, an Affiliate, or their successors. Notwithstanding the foregoing, a leave of absence will be treated as Continuous Service for purposes of vesting in an Award only to such extent as may be provided in the Company’s leave of absence policy, in the written terms of any leave of absence agreement or policy applicable to the Participant, or as otherwise required by law. In addition, to the extent required for exemption from or compliance with Section 409A, the determination of whether there has been a termination of Continuous Service will be made, and such term will be construed, in a manner that is consistent with the definition of “separation from service” as defined under U.S. Treasury Regulation Section 1.409A-1(h) (without regard to any alternative definition thereunder).
(r)   “Corporate Transaction” means the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events:
(i)   a sale or other disposition of all or substantially all, as determined by the Board, of the consolidated assets of the Company and its Subsidiaries;
(ii)   a sale or other disposition of at least 50% of the outstanding securities of the Company;
(iii)   a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or
(iv)   a merger, consolidation or similar transaction following which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.
(s)   “Director” means a member of the Board.
(t)   “determine” or “determined” means as determined by the Board or the Committee (or its designee) in its sole discretion.
(u)   “Disability” means, with respect to a Participant, such Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months, as provided in Section 22(e)(3) of the Code, and will be determined by the Board on the basis of such medical evidence as the Board deems warranted under the circumstances.
(v)   “Effective Date” means the later of (i) the date on which the Plan is approved by the stockholders of the Company in accordance with Section 13, and (ii) the day that is one day prior to the date of the closing of the transactions contemplated by that certain [           ] Agreement, dated as of [   ], 2022, by and among the Company and the other parties thereto.
(w)   “Employee” means any person employed by the Company or an Affiliate. However, service solely as a Director, or payment of a fee for such services, will not cause a Director to be considered an “Employee” for purposes of the Plan.
(x)   “Employer” means the Company or the Affiliate that employs the Participant.
(y)   “Entity” means a corporation, partnership, limited liability company or other entity.
(z)   “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
(aa)   “Exchange Act Person” means any natural person, Entity or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act), except that “Exchange Act Person” will not include (i) the Company or any Subsidiary of the Company, (ii) any employee benefit plan of the Company or any Subsidiary of the Company or any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary of the Company, (iii) an underwriter temporarily holding securities pursuant to a registered public offering of such securities, (iv) an Entity Owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their Ownership of stock of the Company; or (v) any natural person, Entity or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act) that, as of the Effective Date, is the Owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then outstanding securities.

(bb)   “Fair Market Value” means, as of any date, unless otherwise determined by the Board, the value of the Common Stock (as determined on a per share or aggregate basis, as applicable) determined as follows: (i) if the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value will be the closing sales price for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the date of determination, as reported in a source the Board deems reliable; (ii) if there is no closing sales price for the Common Stock on the date of determination, then the Fair Market Value will be the closing selling price on the last preceding date for which such quotation exists; or (iii) in the absence of such markets for the Common Stock, or if otherwise determined by the Board, the Fair Market Value will be determined by the Board in good faith and in a manner that complies with Sections 409A and 422 of the Code.
(cc)   “Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) U.S. or non-U.S. federal, state, local, municipal, or other government; (c) governmental or regulatory body, or quasi-governmental body of any nature (including any governmental division, department, administrative agency or bureau, commission, authority, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any tax authority) or other body exercising similar powers or authority; or (d) self-regulatory organization (including the Nasdaq Stock Market, the New York Stock Exchange, and the Financial Industry Regulatory Authority).
(dd)   “Grant Notice” means the notice provided to a Participant that he or she has been granted an Award under the Plan and which includes the name of the Participant, the type of Award, the date of grant of the Award, number of shares of Common Stock subject to the Award or potential cash payment right, (if any), the vesting schedule for the Award (if any) and other key terms applicable to the Award.
(ee)   ”Incentive Stock Option” means an option granted pursuant to Section 4 of the Plan that is intended to be, and qualifies as, an “incentive stock option” within the meaning of Section 422 of the Code.
(ff)   “Materially Impair” means any amendment to the terms of the Award that materially adversely affects the Participant’s rights under the Award. A Participant’s rights under an Award will not be deemed to have been Materially Impaired by any such amendment if the Board, in its sole discretion, determines that the amendment, taken as a whole, does not materially impair the Participant’s rights. For example, the following types of amendments to the terms of an Award do not Materially Impair the Participant’s rights under the Award: (i) imposition of reasonable restrictions on the minimum number of shares subject to an Option that may be exercised, (ii) to maintain the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code; (iii) to change the terms of an Incentive Stock Option in a manner that disqualifies, impairs or otherwise affects the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code; (iv) to clarify the manner of exemption from, or to bring the Award into compliance with or qualify it for an exemption from, Section 409A; or (v) to comply with other Applicable Laws.
(gg)   “Non-Employee Director” means a Director who either (i) is not a current employee or officer of the Company or an Affiliate, does not receive compensation, either directly or indirectly, from the Company or an Affiliate for services rendered as a consultant or in any capacity other than as a Director (except for an amount as to which disclosure would not be required under Item 404(a) of Regulation S-K promulgated pursuant to the Securities Act (“Regulation S-K”)), does not possess an interest in any other transaction for which disclosure would be required under Item 404(a) of Regulation S-K, and is not engaged in a business relationship for which disclosure would be required pursuant to Item 404(b) of Regulation S-K; or (ii) is otherwise considered a “non-employee director” for purposes of Rule 16b-3.
(hh)   “Non-Exempt Award” means any Award that is subject to, and not exempt from, Section 409A, including as the result of (i) a deferral of the issuance of the shares subject to the Award which is elected by the Participant or imposed by the Company or (ii) the terms of any Non-Exempt Severance Agreement.
(ii)   “Non-Exempt Director Award” means a Non-Exempt Award granted to a Participant who was a Director but not an Employee on the applicable grant date.
(jj)   “Non-Exempt Severance Arrangement” means a severance arrangement or other agreement between the Participant and the Company that provides for acceleration of vesting of an Award and issuance of the shares in respect of such Award upon the Participant’s termination of employment or separation from service (as such term is defined in Section 409A(a)(2)(A)(i) of the Code (and without regard to any alternative definition thereunder)) (“Separation from Service”) and such severance benefit does not satisfy the requirements for an exemption from application of Section 409A provided under Treasury Regulations Section 1.409A-1(b)(4), 1.409A-1(b)(9) or otherwise.
(kk)   “Nonstatutory Stock Option” means any option granted pursuant to Section 4 of the Plan that does not qualify as an Incentive Stock Option.
(ll)   “Officer” means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act.
(mm)   “Option” means an Incentive Stock Option or a Nonstatutory Stock Option to purchase shares of Common Stock granted pursuant to the Plan.
(nn)   “Option Agreement” means a written agreement between the Company and the Optionholder evidencing the terms and conditions of the Option grant. The Option Agreement includes the Grant Notice for the Option and the agreement containing the written summary of the general terms and conditions applicable to the Option and which is provided to a Participant along with the Grant Notice. Each Option Agreement will be subject to the terms and conditions of the Plan.
(oo)   “Optionholder” means a person to whom an Option is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Option.
(pp)   “Other Award” means an award valued in whole or in part by reference to, or otherwise based on, Common Stock, including the appreciation in value thereof (e.g., options or stock rights with an exercise price or strike price less than 100% of the Fair Market Value at the time of grant) that is not an Incentive Stock Options, Nonstatutory Stock Option, SAR, Restricted Stock Award, RSU Award or Performance Award.
(qq)   “Other Award Agreement” means a written agreement between the Company and a holder of an Other Award evidencing the terms and conditions of an Other Award grant. Each Other Award Agreement will be subject to the terms and conditions of the Plan.
(rr)   “Own,” “Owned,” “Owner,” “Ownership” means that a person or Entity will be deemed to “Own,” to have “Owned,” to be the “Owner” of or to have acquired “Ownership” of securities if such person or Entity, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power, which includes the power to vote or to direct the voting, with respect to such securities.
(ss)   “Participant” means an Employee, Director or Consultant to whom an Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Award.
(tt)   “Performance Award” means an Award that may vest or may be exercised or a cash award that may vest or become earned and paid contingent upon the attainment during a Performance Period of certain Performance Goals and which is granted under the terms and conditions of Section 5(b) pursuant to such terms as are approved by the Board. In addition, to the extent permitted by Applicable Law and set forth in the applicable Award Agreement, the Board may determine that cash or other property may be used in payment of Performance Awards. Performance Awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, the Common Stock.
(uu)   “Performance Criteria” means the one or more criteria that the Board will select for purposes of establishing the Performance Goals for a Performance Period. The Performance Criteria that will be used to establish such Performance Goals may be based on any one of, or combination of, the following as determined by the Board: earnings (including earnings per share and net earnings); earnings before interest, taxes and depreciation; earnings before interest, taxes, depreciation and amortization; total stockholder return; return on equity or average stockholder’s equity; return on assets, investment, or capital employed; stock price; margin (including gross margin); income (before or after taxes); operating income; operating income after taxes; pre-tax profit; operating cash flow; sales or revenue targets; increases in revenue or product revenue; expenses and cost reduction goals; improvement in or attainment of working capital levels;

economic value added (or an equivalent metric); market share; cash flow; cash flow per share; share price performance; debt reduction; customer satisfaction; stockholders’ equity; capital expenditures; debt levels; operating profit or net operating profit; workforce diversity; growth of net income or operating income; billings; pre-clinical development related compound goals; financing; regulatory milestones, including approval of a compound; stockholder liquidity; corporate governance and compliance; product commercialization; intellectual property; personnel matters; progress of internal research or clinical programs; progress of partnered programs; partner satisfaction; budget management; clinical achievements; completing phases of a clinical study (including the treatment phase); announcing or presenting preliminary or final data from clinical studies; in each case, whether on particular timelines or generally; timely completion of clinical trials; submission of INDs and NDAs and other regulatory achievements; partner or collaborator achievements; internal controls, including those related to the Sarbanes-Oxley Act of 2002; research progress, including the development of programs; investor relations, analysts and communication; manufacturing achievements (including obtaining particular yields from manufacturing runs and other measurable objectives related to process development activities); strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property; establishing relationships with commercial entities with respect to the marketing, distribution and sale of the Company’s products (including with group purchasing organizations, distributors and other vendors); supply chain achievements (including establishing relationships with manufacturers or suppliers of active pharmaceutical ingredients and other component materials and manufacturers of the Company’s products); co-development, co-marketing, profit sharing, joint venture or other similar arrangements; individual performance goals; corporate development and planning goals; and other measures of performance selected by the Board or Committee.
(vv)   “Performance Goals” means, for a Performance Period, the one or more goals established by the Board for the Performance Period based upon the Performance Criteria. Performance Goals may be based on a Company-wide basis, with respect to one or more business units, divisions, Affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by the Board (i) in the Award Agreement at the time the Award is granted or (ii) in such other document setting forth the Performance Goals at the time the Performance Goals are established, the Board will appropriately make adjustments in the method of calculating the attainment of Performance Goals for a Performance Period as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by the Company achieved performance objectives at targeted levels during the balance of a Performance Period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of Common Stock of the Company by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock based compensation and the award of bonuses under the Company’s bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to expensed under generally accepted accounting principles; and (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles. In addition, the Board retains the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of Performance Goals and to define the manner of calculating the Performance Criteria it selects to use for such Performance Period. Partial achievement of the specified criteria may result in the payment or vesting corresponding to the degree of achievement as specified in the Award Agreement or the written terms of a Performance Cash Award.
(ww)   “Performance Period” means the period of time selected by the Board over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant’s right to vesting or exercise of an Award. Performance Periods may be of varying and overlapping duration, at the sole discretion of the Board.
(xx)   “Plan” means this Scilex Holding Company 2022 Equity Incentive Plan, as amended from time to time.

(yy)   “Plan Administrator” means the person, persons, and/or third-party administrator designated by the Company to administer the day-to-day operations of the Plan and the Company’s other equity incentive programs.
(zz)   “Post-Termination Exercise Period” means the period following termination of a Participant’s Continuous Service within which an Option or SAR is exercisable, as specified in Section 4(h).
(aaa)   “Prior Plan” means the Company’s 2019 Equity Incentive Plan, as amended.
(bbb)   “Restricted Stock Award” or “RSA” means an Award of shares of Common Stock granted pursuant to the terms and conditions of Section 5(a).
(ccc)   “Restricted Stock Award Agreement” means a written agreement between the Company and a holder of a Restricted Stock Award evidencing the terms and conditions of a Restricted Stock Award grant. The Restricted Stock Award Agreement includes the Grant Notice for the Restricted Stock Award and the agreement containing the written summary of the general terms and conditions applicable to the Restricted Stock Award and which is provided to a Participant along with the Grant Notice. Each Restricted Stock Award Agreement will be subject to the terms and conditions of the Plan.
(ddd)   “Returning Shares” means shares subject to outstanding stock awards granted under the Prior Plan and that following the Effective Date: (A) are not issued because such stock award or any portion thereof expires or otherwise terminates without all of the shares covered by such stock award having been issued; (B) are not issued because such stock award or any portion thereof is settled in cash; (C) are forfeited back to or repurchased by the Company because of the failure to meet a contingency or condition required for the vesting of such shares; (D) are withheld or reacquired to satisfy the exercise, strike or purchase price; or (E) are withheld or reacquired to satisfy a tax withholding obligation.
(eee)   “RSU Award” or “RSU” means an Award of restricted stock units representing the right to receive an issuance of shares of Common Stock which is granted pursuant to the terms and conditions of Section 5(a).
(fff)   “RSU Award Agreement” means a written agreement between the Company and a holder of a RSU Award evidencing the terms and conditions of a RSU Award. The RSU Award Agreement includes the Grant Notice for the RSU Award and the agreement containing the written summary of the general terms and conditions applicable to the RSU Award and which is provided to a Participant along with the Grant Notice. Each RSU Award Agreement will be subject to the terms and conditions of the Plan.
(ggg)   “Rule 16b-3” means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.
(hhh)   “Rule 405” means Rule 405 promulgated under the Securities Act.
(iii)   “Section 409A” means Section 409A of the Code and the regulations and other guidance thereunder.
(jjj)   “Section 409A Change in Control” means a change in the ownership or effective control of the Company, or in the ownership of a substantial portion of the Company’s assets, as provided in Section 409A(a)(2)(A)(v) of the Code and Treasury Regulations Section 1.409A-3(i)(5) (without regard to any alternative definition thereunder).
(kkk)   “Securities Act” means the U.S. Securities Act of 1933, as amended.
(lll)   “Share Reserve” means the number of shares available for issuance under the Plan as set forth in Section 2(a).
(mmm)   “Stock Appreciation Right” or “SAR” means a right to receive the appreciation on Common Stock that is granted pursuant to the terms and conditions of Section 4.
(nnn)   “SAR Agreement” means a written agreement between the Company and a holder of a SAR evidencing the terms and conditions of a SAR grant. The SAR Agreement includes the Grant Notice for the SAR and the agreement containing the written summary of the general terms and conditions applicable to the SAR and which is provided to a Participant along with the Grant Notice. Each SAR Agreement will be subject to the terms and conditions of the Plan.
(ooo)   “Subsidiary” means, with respect to the Company, (i) any corporation of which more than 50% of the outstanding Common Stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, stock of any other class or classes of such corporation will have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, Owned by the Company, and (ii) any partnership, limited liability company or other entity in which the Company has a direct or indirect interest (whether in the form of voting or participation in profits or capital contribution) of more than 50%.
(ppp)   “Ten Percent Stockholder” means a person who Owns (or is deemed to Own pursuant to Section 424(d) of the Code) stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any Affiliate.
(qqq)   “Trading Policy” means the Company’s policy permitting certain individuals to sell Company shares only during certain “window” periods and/or otherwise restricts the ability of certain individuals to transfer or encumber Company shares, as in effect from time to time.
(rrr)   “Unvested Non-Exempt Award” means the portion of any Non-Exempt Award that had not vested in accordance with its terms upon or prior to the date of any Corporate Transaction.
(sss)   “Vested Non-Exempt Award” means the portion of any Non-Exempt Award that had vested in accordance with its terms upon or prior to the date of a Corporate Transaction.
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Annex E
SCILEX HOLDING COMPANY
2022 EMPLOYEE STOCK PURCHASE PLAN
ADOPTED BY THE BOARD OF DIRECTORS: [           ], 2022
APPROVED BY THE STOCKHOLDERS: [           ], 2022
EFFECTIVE DATE: [           ], 2022
1.   General; Purpose.
(a)   The Plan provides a means by which Eligible Employees of the Company and certain Designated Companies may be given an opportunity to purchase shares of Common Stock. The Plan permits the Company to grant a series of Purchase Rights to Eligible Employees under an Employee Stock Purchase Plan. In addition, the Plan permits the Company to grant a series of Purchase Rights to Eligible Employees that do not meet the requirements of an Employee Stock Purchase Plan.
(b)   The Plan includes two components: a 423 Component and a Non-423 Component. The Company intends (but makes no undertaking or representation to maintain) the 423 Component to qualify as an Employee Stock Purchase Plan. The provisions of the 423 Component, accordingly, will be construed in a manner that is consistent with the requirements of Section 423 of the Code. Except as otherwise provided in the Plan or determined by the Board, the Non-423 Component will operate and be administered in the same manner as the 423 Component.
(c)   The Company, by means of the Plan, seeks to retain the services of such Employees, to secure and retain the services of new Employees and to provide incentives for such persons to exert maximum efforts for the success of the Company and its Related Corporations.
2.   Administration.
(a)   The Board or the Committee will administer the Plan. References herein to the Board shall be deemed to refer to the Committee except where context dictates otherwise.
(b)   The Board will have the power, subject to, and within the limitations of, the express provisions of the Plan:
(i)   To determine how and when Purchase Rights will be granted and the provisions of each Offering (which need not be identical).
(ii)   To designate from time to time (A) which Related Corporations will be eligible to participate in the Plan as Designated 423 Corporations, (B) which Related Corporations or Affiliates will be eligible to participate in the Plan as Designated Non-423 Corporations, or (C) which Designated Companies will participate in each separate Offering (to the extent that the Company makes separate Offerings).
(iii)   To construe and interpret the Plan and Purchase Rights, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan, in a manner and to the extent it deems necessary or expedient to make the Plan fully effective.
(iv)   To settle all controversies regarding the Plan and Purchase Rights granted under the Plan.
(v)   To suspend or terminate the Plan at any time as provided in Section 12.
(vi)   To amend the Plan at any time as provided in Section 12.
(vii)   Generally, to exercise such powers and to perform such acts as it deems necessary or expedient to promote the best interests of the Company and its Related Corporations and to carry out the intent that the Plan be treated as an Employee Stock Purchase Plan with respect to the 423 Component.
(viii)   To adopt such rules, procedures and sub-plans as are necessary or appropriate to permit or facilitate participation in the Plan by Employees who are foreign nationals or employed or located outside the United States. Without limiting the generality of, and consistent with, the foregoing, the Board specifically is authorized to adopt rules, procedures, and sub-plans regarding, without limitation, eligibility to participate in the Plan, the definition of eligible “earnings,” handling and making of Contributions, establishment of bank or trust accounts to hold Contributions, payment of interest, conversion of local currency, obligations to pay payroll tax, determination of beneficiary designation requirements, withholding procedures and handling of share issuances, any of which may vary according to applicable requirements, and which, if applicable to a Designated Non-423 Corporation, do not have to comply with the requirements of Section 423 of the Code.
(c)   The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration is delegated to a Committee, the Committee will have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board will thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. Further, to the extent not prohibited by Applicable Law, the Board or Committee may, from time to time, delegate some or all of its authority under the Plan to one or more officers of the Company or other persons or groups of persons as it deems necessary, appropriate or advisable under conditions or limitations that it may set at or after the time of the delegation. The Board may retain the authority to concurrently administer the Plan with the Committee and may, at any time, revest in the Board some or all of the powers previously delegated. Whether or not the Board has delegated administration of the Plan to a Committee, the Board will have the final power to determine all questions of policy and expediency that may arise in the administration of the Plan.
(d)   All determinations, interpretations and constructions made by the Board in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons.
3.   Shares of Common Stock Subject to the Plan.
(a)   Subject to the provisions of Section 11(a) relating to Capitalization Adjustments, the maximum number of shares of Common Stock that may be issued under the Plan will not exceed [      ] shares of Common Stock, plus the number of shares of Common Stock that are automatically added on January 1st of each year for a period of up to ten years, commencing on January 1, 2023 and ending on (and including) January 1, 2032, in an amount equal to the lesser of (i) 1% of the total number of shares of Common Stock outstanding on December 31st of the preceding calendar year, (ii) [      ] shares of Common Stock, and (iii) such number of shares of Common Stock determined by the Board or the Compensation Committee prior to January 1st of a given year. Notwithstanding the foregoing, the Board may act prior to the first day of any calendar year to provide that there will be no January 1st increase in the share reserve for such calendar year or that the increase in the share reserve for such calendar year will be a lesser number of shares of Common Stock than would otherwise occur pursuant to the preceding sentence. For the avoidance of doubt, up to the maximum number of shares of Common Stock reserved under this Section 3(a) may be used to satisfy purchases of Common Stock under the 423 Component and any remaining portion of such maximum number of shares may be used to satisfy purchases of Common Stock under the Non-423 Component.
(b)   If any Purchase Right granted under the Plan terminates without having been exercised in full, the shares of Common Stock not purchased under such Purchase Right will again become available for issuance under the Plan.
(c)   The stock purchasable under the Plan will be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market.

4.   Grant of Purchase Rights; Offering.
(a)   The Board may, from time to time, grant or provide for the grant of Purchase Rights to Eligible Employees under an Offering (consisting of one or more Purchase Periods) on an Offering Date or Offering Dates selected by the Board. Each Offering will be in such form and will contain such terms and conditions as the Board will deem appropriate, and, with respect to the 423 Component, will comply with the requirement of Section 423(b)(5) of the Code that all Employees granted Purchase Rights will have the same rights and privileges. The terms and conditions of an Offering shall be incorporated by reference into the Plan and treated as part of the Plan. The provisions of separate Offerings need not be identical, but each Offering will include (through incorporation of the provisions of this Plan by reference in the document comprising the Offering or otherwise) the period during which the Offering will be effective, which period will not exceed 27 months beginning with the Offering Date, and the substance of the provisions contained in Sections 5 through 8, inclusive.
(b)   If a Participant has more than one Purchase Right outstanding under the Plan, unless he or she otherwise indicates in forms delivered to the Company or a third party designated by the Company (each, a “Company Designee”): (i) each form will apply to all of his or her Purchase Rights under the Plan, and (ii) a Purchase Right with a lower exercise price (or an earlier-granted Purchase Right, if different Purchase Rights have identical exercise prices) will be exercised to the fullest possible extent before a Purchase Right with a higher exercise price (or a later-granted Purchase Right if different Purchase Rights have identical exercise prices) will be exercised.
(c)   The Board will have the discretion to structure an Offering so that if the Fair Market Value of a share of Common Stock on the first Trading Day of a new Purchase Period within that Offering is less than or equal to the Fair Market Value of a share of Common Stock on the Offering Date for that Offering, then (i) that Offering will terminate immediately as of that first Trading Day, and (ii) the Participants in such terminated Offering will be automatically enrolled in a new Offering beginning on the first Trading Day of such new Purchase Period.
5.   Eligibility.
(a)   Purchase Rights may be granted only to Employees of the Company or, as the Board may designate in accordance with Section 2(b), to Employees of a Related Corporation or an Affiliate. Except as provided in Section 5(b) or as required by Applicable Law, an Employee will not be eligible to be granted Purchase Rights unless, on the Offering Date, the Employee has been in the employ of the Company or the Related Corporation or an Affiliate, as the case may be, for such continuous period preceding such Offering Date as the Board may require, but in no event will the required period of continuous employment be equal to or greater than two years. In addition, the Board may (unless prohibited by Applicable Law) provide that no Employee will be eligible to be granted Purchase Rights under the Plan unless, on the Offering Date, such Employee’s customary employment with the Company, the Related Corporation, or the Affiliate is more than 20 hours per week and more than five months per calendar year or such other criteria as the Board may determine consistent with Section 423 of the Code with respect to the 423 Component. The Board may also exclude from participation in the Plan or any Offering Employees who are “highly compensated employees” (within the meaning of Section 423(b)(4)(D) of the Code) of the Company or a Related Corporation or a subset of such highly compensated employees.
(b)   The Board may provide that each person who, during the course of an Offering, first becomes an Eligible Employee will, on a date or dates specified in the Offering which coincides with the day on which such person becomes an Eligible Employee or which occurs thereafter, receive a Purchase Right under that Offering, which Purchase Right will thereafter be deemed to be a part of that Offering. Such Purchase Right will have the same characteristics as any Purchase Rights originally granted under that Offering, as described herein, except that:
(i)   the date on which such Purchase Right is granted will be the “Offering Date” of such Purchase Right for all purposes, including determination of the exercise price of such Purchase Right;
(ii)   the period of the Offering with respect to such Purchase Right will begin on its Offering Date and end coincident with the end of such Offering; and

(iii)   the Board may provide that if such person first becomes an Eligible Employee within a specified period of time before the end of the Offering, he or she will not receive any Purchase Right under that Offering.
(c)   No Employee will be eligible for the grant of any Purchase Rights if, immediately after any such Purchase Rights are granted, such Employee owns stock possessing 5% or more of the total combined voting power or value of all classes of stock of the Company or of any Related Corporation. For purposes of this Section 5(c), the rules of Section 424(d) of the Code will apply in determining the stock ownership of any Employee, and stock that such Employee may purchase under all outstanding Purchase Rights and options will be treated as stock owned by such Employee.
(d)   As specified by Section 423(b)(8) of the Code, an Eligible Employee may be granted Purchase Rights only if such Purchase Rights, together with any other rights granted under all Employee Stock Purchase Plans of the Company and any Related Corporations, do not permit such Eligible Employee’s rights to purchase stock of the Company or any Related Corporation to accrue at a rate which, when aggregated, exceeds US $25,000 of Fair Market Value of such stock (determined at the time such rights are granted, and which, with respect to the Plan, will be determined as of their respective Offering Dates) for each calendar year in which such rights are outstanding at any time.
(e)   Officers of the Company and any Designated Company, if they are otherwise Eligible Employees, will be eligible to participate in Offerings under the Plan. Notwithstanding the foregoing, the Board may (unless prohibited by Applicable Law) provide in an Offering that Employees who are highly compensated Employees within the meaning of Section 423(b)(4)(D) of the Code will not be eligible to participate.
(f)   Notwithstanding anything in this Section 5 to the contrary, in the case of an Offering under the Non-423 Component, an Eligible Employee (or group of Eligible Employees) may be excluded from participation in the Plan or an Offering if the Board has determined, in its sole discretion, that participation of such Eligible Employee(s) is not advisable or practical for any reason.
6.   Purchase Rights; Purchase Price.
(a)   On each Offering Date, each Eligible Employee, pursuant to an Offering made under the Plan, will be granted a Purchase Right to purchase up to that number of shares of Common Stock purchasable either with a percentage or with a maximum dollar amount, as designated by the Board, but in either case not exceeding 15% of such Employee’s earnings (as defined by the Board in each Offering) during the period that begins on the Offering Date (or such later date as the Board determines for a particular Offering) and ends on the date stated in the Offering, which date will be no later than the end of the Offering.
(b)   The Board will establish one or more Purchase Dates during an Offering on which Purchase Rights granted for that Offering will be exercised and shares of Common Stock will be purchased in accordance with such Offering.
(c)   In connection with each Offering made under the Plan, each Eligible Employee may purchase up to [      ] shares of Common Stock (or such lesser number of shares determined by the Board prior to the commencement of the Offering) and the Board may specify (i) a maximum number of shares of Common Stock that may be purchased by any Participant on any Purchase Date during such Offering, (ii) a maximum aggregate number of shares of Common Stock that may be purchased by all Participants pursuant to such Offering and/or (iii) a maximum aggregate number of shares of Common Stock that may be purchased by all Participants on any Purchase Date under the Offering. If the aggregate purchase of shares of Common Stock issuable upon exercise of Purchase Rights granted under the Offering would exceed any such maximum aggregate number, then, in the absence of any Board action otherwise, a pro rata (based on each Participant’s accumulated Contributions) allocation of the shares of Common Stock (rounded down to the nearest whole share) available will be made in as nearly a uniform manner as will be practicable and equitable.
(d)   The purchase price of shares of Common Stock acquired pursuant to Purchase Rights will be not less than the lesser of:
(i)   an amount equal to 85% of the Fair Market Value of the shares of Common Stock on the Offering Date; or

(ii)   an amount equal to 85% of the Fair Market Value of the shares of Common Stock on the applicable Purchase Date.
7.   Participation; Withdrawal; Termination.
(a)   An Eligible Employee may elect to participate in an Offering and authorize payroll deductions as the means of making Contributions by completing and delivering to the Company or a Company Designee, within the time specified in the Offering, an enrollment form provided by the Company or Company Designee. The enrollment form will specify the amount of Contributions not to exceed the maximum amount specified by the Board. Each Participant’s Contributions will be credited to a bookkeeping account for such Participant under the Plan and will be deposited with the general funds of the Company except where Applicable Law requires that Contributions be deposited with a third party. If permitted in the Offering, a Participant may begin such Contributions with the first payroll occurring on or after the Offering Date (or, in the case of a payroll date that occurs after the end of the prior Offering but before the Offering Date of the next new Offering, Contributions from such payroll will be included in the new Offering). If permitted in the Offering, a Participant may thereafter reduce (including to zero) or increase his or her Contributions. If required under Applicable Law or if specifically provided in the Offering, in addition to or instead of making Contributions by payroll deductions, a Participant may make Contributions through payment by cash, check or wire transfer prior to a Purchase Date.
(b)   During an Offering, a Participant may cease making Contributions and withdraw from the Offering by delivering to the Company or a Company Designee a withdrawal form provided by the Company. The Company may impose a deadline before a Purchase Date for withdrawing. Upon such withdrawal, such Participant’s Purchase Right in that Offering will immediately terminate and the Company will distribute as soon as practicable to such Participant all of his or her accumulated but unused Contributions and such Participant’s Purchase Right in that Offering shall thereupon terminate. A Participant’s withdrawal from that Offering will have no effect upon his or her eligibility to participate in any other Offerings under the Plan, but such Participant will be required to deliver a new enrollment form to participate in subsequent Offerings.
(c)   Unless otherwise required by Applicable Law, Purchase Rights granted pursuant to any Offering under the Plan will terminate immediately if the Participant either (i) is no longer an Employee for any reason or for no reason (subject to any post-employment participation period required by Applicable Law) or (ii) is otherwise no longer eligible to participate. The Company will distribute as soon as practicable to such individual all of his or her accumulated but unused Contributions.
(d)   Unless otherwise determined by the Board, a Participant whose employment transfers or whose employment terminates with an immediate rehire (with no break in service) by or between the Company and a Designated Company or between Designated Companies will not be treated as having terminated employment for purposes of participating in the Plan or an Offering; however, if a Participant transfers from an Offering under the 423 Component to an Offering under the Non-423 Component, the exercise of the Participant’s Purchase Right will be qualified under the 423 Component only to the extent such exercise complies with Section 423 of the Code. If a Participant transfers from an Offering under the Non-423 Component to an Offering under the 423 Component, the exercise of the Purchase Right will remain non-qualified under the Non-423 Component. The Board may establish different and additional rules governing transfers between separate Offerings within the 423 Component and between Offerings under the 423 Component and Offerings under the Non-423 Component.
(e)   During a Participant’s lifetime, Purchase Rights will be exercisable only by such Participant. Purchase Rights are not transferable by a Participant, except by will, by the laws of descent and distribution, or, if permitted by the Company, by a beneficiary designation as described in Section 10.
(f)   Unless otherwise specified in the Offering or as required by Applicable Law, the Company will have no obligation to pay interest on Contributions.

8.   Exercise of Purchase Rights.
(a)   On each Purchase Date, each Participant’s accumulated Contributions will be applied to the purchase of shares of Common Stock, up to the maximum number of shares of Common Stock permitted by the Plan and the applicable Offering, at the purchase price specified in the Offering. No fractional shares will be issued unless specifically provided for in the Offering.
(b)   Unless otherwise provided in the Offering, if any amount of accumulated Contributions remains in a Participant’s account after the purchase of shares of Common Stock on the final Purchase Date of an Offering, then such remaining amount will not roll over to the next Offering and will instead be distributed in full to such Participant after the final Purchase Date of such Offering without interest (unless otherwise required by Applicable Law).
(c)   No Purchase Rights may be exercised to any extent unless the shares of Common Stock to be issued upon such exercise under the Plan are covered by an effective registration statement pursuant to the Securities Act and the Plan is in material compliance with all applicable U.S. federal and state, foreign and other securities, exchange control and other laws applicable to the Plan. If on a Purchase Date the shares of Common Stock are not so registered or the Plan is not in such compliance, no Purchase Rights will be exercised on such Purchase Date, and the Purchase Date will be delayed until the shares of Common Stock are subject to such an effective registration statement and the Plan is in material compliance, except that the Purchase Date will in no event be more than 27 months from the Offering Date. If, on the Purchase Date, as delayed to the maximum extent permissible, the shares of Common Stock are not registered and the Plan is not in material compliance with all Applicable Laws, as determined by the Company in its sole discretion, no Purchase Rights will be exercised and all accumulated but unused Contributions will be distributed to the Participants without interest (unless the payment of interest is otherwise required by Applicable Law).
9.   Covenants of the Company.
The Company will seek to obtain from each U.S. federal or state, foreign or other regulatory commission, agency or other Governmental Body having jurisdiction over the Plan such authority as may be required to grant Purchase Rights and issue and sell shares of Common Stock thereunder unless the Company determines, in its sole discretion, that doing so is not practical or would cause the Company to incur costs that are unreasonable. If, after commercially reasonable efforts, the Company is unable to obtain the authority that counsel for the Company deems necessary for the grant of Purchase Rights or the lawful issuance and sale of Common Stock under the Plan, and at a commercially reasonable cost, the Company will be relieved from any liability for failure to grant Purchase Rights and/or to issue and sell Common Stock upon exercise of such Purchase Rights.
10.   Designation of Beneficiary.
(a)   The Company may, but is not obligated to, permit a Participant to submit a form designating a beneficiary who will receive any shares of Common Stock and/or Contributions from the Participant’s account under the Plan if the Participant dies before such shares and/or Contributions are delivered to the Participant. The Company may, but is not obligated to, permit the Participant to change such designation of beneficiary. Any such designation and/or change must be on a form approved by the Company.
(b)   If a Participant dies, and in the absence of a valid beneficiary designation, the Company will deliver any shares of Common Stock and/or Contributions to the executor or administrator of the estate of the Participant. If no executor or administrator has been appointed (to the knowledge of the Company), the Company, in its sole discretion, may deliver such shares of Common Stock and/or Contributions, without interest (unless the payment of interest is otherwise required by Applicable Law), to the Participant’s spouse, dependents or relatives, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.
11.   Adjustments Upon Changes in Common Stock; Corporate Transactions.
(a)   In the event of a Capitalization Adjustment, the Board will appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to the Plan pursuant to Section 3(a), (ii) the class(es) and maximum number of securities by which the share reserve is to increase automatically each year pursuant to Section 3(a), (iii) the class(es) and number of securities subject to, and the purchase price applicable to outstanding Offerings and Purchase Rights and (iv) the class(es) and number of securities that are the subject of the purchase limits under each ongoing Offering. The Board will make these adjustments, and its determination will be final, binding and conclusive.
(b)   In the event of a Corporate Transaction, then: (i) any surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) may assume or continue outstanding Purchase Rights or may substitute similar rights (including a right to acquire the same consideration paid to the stockholders in the Corporate Transaction) for outstanding Purchase Rights, or (ii) if any surviving or acquiring corporation (or its parent company) does not assume or continue such Purchase Rights or does not substitute similar rights for such Purchase Rights, then (A) the Participants’ accumulated Contributions will be used to purchase shares of Common Stock (rounded down to the nearest whole share) within ten business days (or such other period specified by the Board) prior to the Corporate Transaction under the outstanding Purchase Rights, and the Purchase Rights will terminate immediately after such purchase, or (B) the Board, in its discretion, may terminate any outstanding Offerings, cancel the outstanding Purchase Rights and refund the Participants’ accumulated Contributions.
12.   Amendment, Termination or Suspension of the Plan.
(a)   The Board may amend the Plan at any time in any respect the Board deems necessary or advisable. However, except as provided in Section 11(a) relating to Capitalization Adjustments, stockholder approval will be required for any amendment of the Plan for which stockholder approval is required by Applicable Law.
(b)   The Board may suspend or terminate the Plan at any time. No Purchase Rights may be granted under the Plan while the Plan is suspended or after it is terminated.
Any benefits, privileges, entitlements and obligations under any outstanding Purchase Rights granted before an amendment, suspension or termination of the Plan will not be materially impaired by any such amendment, suspension or termination except (i) with the consent of the person to whom such Purchase Rights were granted, (ii) as necessary to facilitate compliance with any laws, listing requirements, or governmental regulations (including, without limitation, the provisions of Section 423 of the Code and the regulations and other interpretive guidance issued thereunder relating to Employee Stock Purchase Plans) including without limitation any such regulations or other guidance that may be issued or amended after the date the Plan is adopted by the Board, or (iii) as necessary to obtain or maintain favorable tax, listing, or regulatory treatment. To be clear, the Board may amend outstanding Purchase Rights without a Participant’s consent if such amendment is necessary to ensure that the Purchase Right and/or the Plan complies with the requirements of Section 423 of the Code with respect to the 423 Component or with respect to other Applicable Laws. Notwithstanding anything in the Plan or any Offering Document to the contrary, the Board will be entitled to: (i) establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars; (ii) permit Contributions in excess of the amount designated by a Participant in order to adjust for mistakes in the Company’s processing of properly completed Contribution elections; (iii) establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each Participant properly correspond with amounts withheld from the Participant’s Contributions; (iv) amend any outstanding Purchase Rights or clarify any ambiguities regarding the terms of any Offering to enable the Purchase Rights to qualify under and/or comply with Section 423 of the Code with respect to the 423 Component; and (v) establish other limitations or procedures as the Board determines in its sole discretion advisable that are consistent with the Plan. The actions of the Board pursuant to this paragraph will not be considered to alter or impair any Purchase Rights granted under an Offering as they are part of the initial terms of each Offering and the Purchase Rights granted under each Offering.
13.   Tax Qualification; Tax Withholding.
(a)   Although the Company may endeavor to (i) qualify a Purchase Right for special tax treatment under the laws of the United States or jurisdictions outside of the United States or (ii) avoid adverse tax treatment, the Company makes no representation to that effect and expressly disavows any covenant to maintain special or to avoid unfavorable tax treatment, notwithstanding anything to the contrary in this Plan. The Company will be unconstrained in its corporate activities without regard to the potential negative tax impact on Participants.

(b)   Each Participant will make arrangements, satisfactory to the Company and any applicable Related Corporation, to enable the Company or the Related Corporation to fulfill any withholding obligation for Tax-Related Items. Without limitation to the foregoing, in the Company’s sole discretion and subject to Applicable Law, such withholding obligation may be satisfied in whole or in part by (i) withholding from the Participant’s salary or any other cash payment due to the Participant from the Company or a Related Corporation; (ii) withholding from the proceeds of the sale of shares of Common Stock acquired under the Plan, either through a voluntary sale or a mandatory sale arranged by the Company; or (iii) any other method deemed acceptable by the Board. The Company shall not be required to issue any shares of Common Stock under the Plan until such obligations are satisfied.
14.   Effective Date of Plan.
The Plan will become effective upon the Effective Date. No Purchase Rights will be exercised unless and until the Plan has been approved by the stockholders of the Company, which approval must be within 12 months before or after the date the Plan is adopted (or if required under Section 12(a) above, materially amended) by the Board.
15.   Miscellaneous Provisions.
(a)   Proceeds from the sale of shares of Common Stock pursuant to Purchase Rights will constitute general funds of the Company.
(b)   A Participant will not be deemed to be the holder of, or to have any of the rights of a holder with respect to, shares of Common Stock subject to Purchase Rights unless and until the Participant’s shares of Common Stock acquired upon exercise of Purchase Rights are recorded in the books of the Company (or its transfer agent).
(c)   The Plan and Offering do not constitute an employment contract. Nothing in the Plan or in the Offering will in any way alter the at will nature of a Participant’s employment or amend a Participant’s employment contract, if applicable, or be deemed to create in any way whatsoever any obligation on the part of any Participant to continue in the employ of the Company or a Related Corporation or an Affiliate, or on the part of the Company, a Related Corporation or an Affiliate to continue the employment of a Participant.
(d)   The provisions of the Plan will be governed by the laws of the State of Delaware without resort to that state’s conflicts of laws rules.
(e)   If any particular provision of the Plan is found to be invalid or otherwise unenforceable, such provision will not affect the other provisions of the Plan, but the Plan will be construed in all respects as if such invalid provision were omitted.
(f)   If any provision of the Plan does not comply with Applicable Law, such provision shall be construed in such a manner as to comply with Applicable Law.
16.   Definitions.
As used in the Plan, the following definitions will apply to the capitalized terms indicated below:
(a)   “423 Component” means the part of the Plan, which excludes the Non-423 Component, pursuant to which Purchase Rights that satisfy the requirements for an Employee Stock Purchase Plan may be granted to Eligible Employees.
(b)   “Affiliate” means any entity, other than a Related Corporation, whether now or subsequently established, which is at the time of determination, a “parent” or “subsidiary” of the Company as such terms are defined in Rule 405 promulgated under the Securities Act. The Board may determine the time or times at which “parent” or “subsidiary” status is determined within the foregoing definition.
(c)   “Applicable Law” means the Code and any applicable securities, federal, state, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, listing rule, regulation, judicial decision, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body

(including under the authority of any applicable self-regulating organization such as the Nasdaq Stock Market, the New York Stock Exchange or the Financial Industry Regulatory Authority).
(d)   “Board” means the board of directors of the Company.
(e)   “Capitalization Adjustment” means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Purchase Right after the date the Plan is adopted by the Board without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other similar equity restructuring transaction, as that term is used in Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a Capitalization Adjustment.
(f)   “Code” means the U.S. Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.
(g)   “Committee” means a committee of one or more members of the Board to whom authority has been delegated by the Board in accordance with Section 2(c).
(h)   “Common Stock” means the common stock of the Company.
(i)   “Company” means Scilex Holding Company, a Delaware corporation.
(j)   “Contributions” means the payroll deductions and other additional payments specifically provided for in the Offering that a Participant contributes to fund the exercise of a Purchase Right. A Participant may make additional payments into his or her account if specifically provided for in the Offering, and then only if the Participant has not already had the maximum permitted amount withheld during the Offering through payroll deductions. In no event may payroll deductions exceed 15% of the Participant’s base wages.
(k)   “Corporate Transaction” means the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events:
(i)   a sale or other disposition of all or substantially all, as determined by the Board in its sole discretion, of the consolidated assets of the Company and its subsidiaries;
(ii)   a sale or other disposition of more than 50% of the outstanding securities of the Company;
(iii)   a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or
(iv)   a merger, consolidation or similar transaction following which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.
(l)   “Designated 423 Corporation” means any Related Corporation selected by the Board to participate in the 423 Component.
(m)   “Designated Company” means any Designated Non-423 Corporation or Designated 423 Corporation, provided, however, that at any given time, a Related Corporation participating in the 423 Component shall not be a Related Corporation participating in the Non-423 Component.
(n)   “Designated Non-423 Corporation” means any Related Corporation or Affiliate selected by the Board to participate in the Non-423 Component.
(o)   “Director” means a member of the Board.
(p)   “Effective Date” means the date as of which the Plan is adopted by the Board and approved by the stockholders of the Company in accordance with Section 14.

(q)   “Eligible Employee” means an Employee who meets the requirements set forth in the document(s) governing the Offering for eligibility to participate in the Offering, provided that such Employee also meets the requirements for eligibility to participate set forth in the Plan.
(r)   “Employee” means any person, including an Officer or Director, who is “employed” for purposes of Section 423(b)(4) of the Code by the Company or a Related Corporation, or solely with respect to the Non-423 Component, an Affiliate. However, service solely as a Director, or payment of a fee for such services, will not cause a Director to be considered an “Employee” for purposes of the Plan.
(s)   “Employee Stock Purchase Plan” means a plan that grants Purchase Rights intended to be options issued under an “employee stock purchase plan,” as that term is defined in Section 423(b) of the Code.
(t)   “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder.
(u)   “Fair Market Value” means, as of any date, the value of the Common Stock determined as follows:
(i)   If the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value of a share of Common Stock will be the closing sales price for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the date of determination, as reported in such source as the Board deems reliable. Unless otherwise provided by the Board, if there is no closing sales price for the Common Stock on the date of determination, then the Fair Market Value will be the closing sales price on the last preceding date for which such quotation exists.
(ii)   In the absence of such markets for the Common Stock, the Fair Market Value will be determined by the Board in good faith in compliance with Applicable Laws and regulations and, to the extent applicable as determined in the sole discretion of the Board, in a manner that complies with Sections 409A of the Code.
(v)   “Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or regulatory body, or quasi-governmental body of any nature (including any governmental division, department, administrative agency or bureau, commission, authority, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or entity and any court or other tribunal, and for the avoidance of doubt, any tax authority) or other body exercising similar powers or authority; or (d) self-regulatory organization (including the Nasdaq Stock Market, the New York Stock Exchange and the Financial Industry Regulatory Authority).
(w)   “Non-423 Component” means the part of the Plan, which excludes the 423 Component, pursuant to which Purchase Rights that are not intended to satisfy the requirements for an Employee Stock Purchase Plan may be granted to Eligible Employees.
(x)   “Offering” means the grant to Eligible Employees of Purchase Rights, with the exercise of those Purchase Rights automatically occurring at the end of one or more Purchase Periods. The terms and conditions of an Offering will generally be set forth in the “Offering Document” approved by the Board for that Offering.
(y)   “Offering Date” means a date selected by the Board for an Offering to commence.
(z)   “Officer” means a person who is an officer of the Company or a Related Corporation within the meaning of Section 16 of the Exchange Act.
(aa)   “Participant” means an Eligible Employee who holds an outstanding Purchase Right.
(bb)   “Plan” means this Scilex Holding Company 2022 Employee Stock Purchase Plan, as amended from time to time, including both the 423 Component and the Non-423 Component.
(cc)   “Purchase Date” means one or more dates during an Offering selected by the Board on which Purchase Rights will be exercised and on which purchases of shares of Common Stock will be carried out in accordance with such Offering.

(dd)   “Purchase Period” means a period of time specified within an Offering, generally beginning on the Offering Date or on the first Trading Day following a Purchase Date, and ending on a Purchase Date. An Offering may consist of one or more Purchase Periods.
(ee)   “Purchase Right” means an option to purchase shares of Common Stock granted pursuant to the Plan.
(ff)   “Related Corporation” means any “parent corporation” or “subsidiary corporation” of the Company whether now or subsequently established, as those terms are defined in Sections 424(e) and (f), respectively, of the Code.
(gg)   “Securities Act” means the U.S. Securities Act of 1933, as amended.
(hh)   “Tax-Related Items” means any income tax, social insurance, payroll tax, fringe benefit tax, payment on account or other tax-related items arising out of or in relation to a Participant’s participation in the Plan, including, but not limited to, the exercise of a Purchase Right and the receipt of shares of Common Stock or the sale or other disposition of shares of Common Stock acquired under the Plan.
(ii)   “Trading Day” means any day on which the exchange(s) or market(s) on which shares of Common Stock are listed, including but not limited to the NYSE, Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market or any successors thereto, is open for trading.

ANNEX F
EXECUTION COPY
SPONSOR SUPPORT AGREEMENT
This Sponsor Support Agreement (this “Agreement”) is dated as of March 17, 2022, by and among the Persons set forth on Schedule I attached hereto (each, a “Sponsor” and, together, the “Sponsors”), Vickers Vantage Corp I, a Cayman Islands exempted company (which shall migrate to and domesticate as a Delaware corporation prior to the Closing) (“Parent”), and Scilex Holding Company, a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).
WHEREAS, as of the date hereof, the Sponsors collectively are the holders of record and the “beneficial owners” (within the meaning of Rule 13d-3 under the Exchange Act) of the Parent Ordinary Shares and the Parent Warrants, in each case, set forth next to each such Person’s name on Schedule I attached hereto;
WHEREAS, contemporaneously with the execution and delivery of this Agreement, Parent, Vantage Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and the Company have entered into a Merger Agreement (as amended or modified from time to time, the “Merger Agreement”), dated as of the date hereof;
WHEREAS, upon the terms and subject to the conditions set forth therein and in accordance with the applicable provisions of the DGCL, following the Domestication, Merger Sub will merge with and into the Company (the “Merger”), and the Company will continue as the surviving company in the Merger, and
WHEREAS, as an inducement to Parent and the Company to enter into the Merger Agreement and to consummate the transactions contemplated therein, the parties hereto desire to agree to certain matters as set forth herein.
NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:
ARTICLE I
SPONSOR SUPPORT AGREEMENT; COVENANTS
Section 1.1   Binding Effect of Merger Agreement.   Each Sponsor hereby acknowledges that it has read the Merger Agreement and this Agreement and has had the opportunity to consult with its tax and legal advisors. Each Sponsor agrees not to, directly or indirectly, take any action, or authorize or knowingly permit any of its Affiliates or representatives to take any action on its behalf, that would be a breach of Sections 7.3 (Alternative Transactions) or 10.5 (Publicity) of the Merger Agreement if such action were taken by Parent.
Section 1.2   No Transfer.   During the period commencing on the date hereof and ending on the earlier of (a) the Effective Time and (b) such date and time as the Merger Agreement shall be terminated in accordance with Article IX thereof (the earlier of clauses (a) and (b), the “Expiration Time”), each Sponsor shall not (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, file (or participate in the filing of) a registration statement with the SEC (other than the Registration Statement) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any Parent Ordinary Shares, Parent Warrants or any other shares of capital stock or warrants of Parent that such Sponsor is the holder of record and the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) to which such Sponsor has voting rights (collectively, “Subject Securities”), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Securities or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii).
Section 1.3   New Shares.   In the event that, including in respect of the Domestication, (a) any Parent Ordinary Shares, Parent Warrants, or other equity securities of Parent are issued to a Sponsor after the date of this Agreement pursuant to any stock dividend, stock split, recapitalization, reclassification, combination

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or exchange of Parent Ordinary Shares or Parent Warrants of, on or affecting the Parent Ordinary Shares or Parent Warrants owned by such Sponsor or otherwise, (b) a Sponsor purchases or otherwise acquires beneficial ownership of any Parent Ordinary Shares, Parent Warrants or other equity securities of Parent after the date of this Agreement, or (c) a Sponsor acquires the right to vote or share in the voting of any Parent Ordinary Shares or other equity securities of Parent after the date of this Agreement (such Parent Ordinary Shares, Parent Warrants or other equity securities of Parent, collectively the “New Securities”), then such New Securities acquired or purchased by such Sponsor shall be subject to the terms of this Agreement to the same extent as if they constituted the Parent Ordinary Shares or Parent Warrants owned by such Sponsor as of the date hereof.
Section 1.4   Support Agreements.
(a)   At any meeting of the shareholders of Parent, however called, or at any adjournment or postponement thereof, or in any other circumstance in which the vote, consent or other approval of the shareholders of Parent is sought, each Sponsor shall (i) appear at each such meeting or otherwise cause all of its Parent Ordinary Shares to be counted as present thereat for purposes of calculating a quorum and (ii) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of its Subject Securities:
(i)   in favor of the Parent Shareholder Approval Matters and in favor of any proposal in respect of an Extension Amendment;
(ii)   against (or otherwise withhold written consent of, as applicable) any Business Combination or any proposal relating to a Business Combination (in each case, other than as contemplated by the Merger Agreement);
(iii)   against (or otherwise withhold written consent of, as applicable) any merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Parent (other than the Merger Agreement and the transactions contemplated thereby);
(iv)   against (or otherwise withhold written consent of, as applicable) any change in the business, management or board of directors of Parent (other than in connection with the Merger Agreement and the transactions contemplated thereby); and
(v)   against (or otherwise withhold written consent of, as applicable) any proposal, action or agreement that would (A) impede, frustrate, prevent or nullify any provision of this Agreement or the Merger Agreement or any of the transactions contemplated hereby or thereby, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Parent or Merger Sub under the Merger Agreement, (C) result in any of the conditions set forth in Article VIII of the Merger Agreement not being fulfilled or (D) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, Parent.
Each Sponsor hereby agrees that it shall not commit or agree to take any action inconsistent with the foregoing, and shall not deposit any of its Parent Ordinary Shares in a voting trust, grant any proxy or power of attorney with respect to any of its Parent Ordinary Shares or subject any of its Parent Ordinary Shares to any arrangement or agreement with respect to the voting of such Parent Ordinary Shares unless specifically requested to do so by the Company and Parent in writing in connection with the Merger Agreement, the Additional Agreements or the transactions contemplated thereby.
(b)   Each Sponsor shall comply with, and fully perform all of its obligations, covenants and agreements set forth in, that certain Letter Agreement, dated as of January 6, 2021, by and among the Sponsors and Parent (the “Sponsor Letter”).
(c)   Each Sponsor agrees that, if Parent seeks shareholder approval of the transactions contemplated by the Merger Agreement or any Additional Agreements, such Sponsor shall not redeem

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any Subject Securities owned by it in conjunction with such shareholder approval or the transactions contemplated thereby.
(d)   During the period commencing on the date hereof and ending on the Expiration Time, each Sponsor shall not modify or amend any Contract between or among such Sponsor or any Affiliate of such Sponsor (other than Parent or any of its Subsidiaries), on the one hand, and Parent or any of Parent’s Subsidiaries, on the other hand, except for the amendment of the Investment Management Trust Agreement as contemplated by the Merger Agreement.
Section 1.5   Forfeiture of Parent Warrants.   Each of (a) Vickers Venture Fund VI Pre Ltd and Vickers Venture Fund VI (Plan) Pte Ltd hereby agrees, subject to and contingent upon the Closing, in the event that shareholders holding more than seventy-five percent (75%) of the issued and outstanding Parent Ordinary Shares exercise redemption rights in conjunction with the shareholder vote on the Parent Shareholder Approval Matters, then automatically and without any further action by any other Person, such Sponsor shall forfeit a number of Parent Warrants equal to forty percent (40%) of all Parent Warrants held by such Sponsor immediately prior to Closing, and all such Parent Warrants shall be cancelled and forfeited for no consideration, and shall cease to exist.
Section 1.6   No Actions.   Each Sponsor hereby agrees not to commence or participate in any claim, derivative or otherwise, against the Company, Parent or any of their respective Affiliates (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (b) alleging a breach of any fiduciary duty of the board of directors of Parent in connection with this Agreement, the Parent Shareholder Approval Matters, the Merger Agreement or the transactions contemplated thereby.
Section 1.7   Permitted Disclosure.   Each Sponsor hereby authorizes each of Parent, the Company and their respective Subsidiaries to publish and disclose, in any announcement, filing or disclosure required to be made by any Order or other applicable Law or the rules of any national securities exchange or as requested by the SEC, such Sponsor’s identity and ownership of equity securities of Parent and such Sponsor’s obligations under this Agreement.
Section 1.8   Anti-Dilution Waiver.   Each Sponsor hereby agrees that such Sponsor shall waive, and hereby does waive, any and all anti-dilution or similar rights (if any) that may otherwise be available under applicable Law or pursuant to any Contract between or among such Sponsor or any Affiliate of such Sponsor (other than Parent or any of its Subsidiaries), on the one hand, and Parent or any of Parent’s Subsidiaries, on the other hand, with respect to the transactions contemplated by the Merger Agreement and that it shall not take any action in furtherance of exercising any such rights.
Section 1.9   Stop Orders.   Parent hereby agrees to (a) place a revocable stop order on each Sponsor’s Parent Ordinary Shares, including those which may be covered by a registration statement, and (b) notify Parent’s transfer agent in writing of such stop order and the restrictions on such Parent Ordinary Shares and direct Parent’s transfer agent not to process any attempts by the Sponsor to transfer any Parent Ordinary Shares; for the avoidance of doubt, the obligations of Parent under this Section 1.9 shall be deemed to be satisfied by the existence of any similar stop order and restrictions currently existing on such Sponsor’s Parent Ordinary Shares.
Section 1.10   No Inconsistent Agreement.   Each Sponsor hereby agrees and represents and covenants that such Sponsor has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of such Party’s obligations hereunder.
Section 1.11   Further Assurances.   Each Sponsor shall execute and deliver such documents and take such action necessary to consummate the Merger and the other transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth therein and herein.
Section 1.12   Registration Rights Agreement.   On the Closing Date, each Sponsor set forth on Schedule A of the Registration Rights Agreement shall deliver to Parent and the Company a duly executed copy of the Registration Rights Agreement.
ARTICLE II
REPRESENTATIONS AND WARRANTIES
Section 2.1   Representations and Warranties of the Sponsors.   Each Sponsor represents and warrants as of the date hereof to Parent and the Company (solely with respect to itself, himself or herself and not with respect to any other Sponsor) as follows:

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(a)   Organization; Due Authorization.   If such Sponsor is not an individual, it is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby are within such Sponsor’s corporate, limited liability company or organizational powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of such Sponsor. If such Sponsor is an individual, such Sponsor has full legal capacity, right and authority to execute and deliver this Agreement and to perform his or her obligations hereunder. This Agreement has been duly executed and delivered by such Sponsor and, assuming due authorization, execution and delivery by the other parties to this Agreement, this Agreement constitutes a legally valid and binding obligation of such Sponsor, enforceable against such Sponsor in accordance with the terms hereof, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity. If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into this Agreement on behalf of the applicable Sponsor.
(b)   Ownership.   Such Sponsor is the record and “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of, and has good title to, all of such Sponsor’s Parent Ordinary Shares and Parent Warrants, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Parent Ordinary Shares and Parent Warrants (other than transfer restrictions under the Securities Act)) affecting any such Parent Ordinary Shares or Parent Warrants, other than Liens pursuant to (i) this Agreement, (ii) Parent’s and Sponsor’s Organizational Documents, (iii) the Merger Agreement, (iv) the agreements entered into by Sponsor with Parent in connection with Parent’s initial public offering or (v) any applicable securities Laws. Such Sponsor’s Parent Ordinary Shares and Parent Warrants are the only equity securities in Parent owned of record or beneficially by such Sponsor on the date of this Agreement, and none of such Sponsor’s Parent Ordinary Shares or Parent Warrants are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Parent Ordinary Shares or Parent Warrants, except as provided hereunder and pursuant to the Sponsor Letter. Other than the Parent Warrants and the Parent Ordinary Shares, such Sponsor does not hold or own any rights to acquire (directly or indirectly) any equity securities of Parent or any equity securities convertible into, or which can be exchanged for, equity securities of Parent.
(c)   No Conflicts.   The execution and delivery of this Agreement by such Sponsor does not, and the performance by such Sponsor of his, her or its obligations hereunder will not, (i) if such Sponsor is not an individual, conflict with or result in a violation of the Organizational Documents of such Sponsor or (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon such Sponsor or such Sponsor’s Parent Ordinary Shares or Parent Warrants), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Sponsor of its, his or her obligations under this Agreement.
(d)   Litigation.   There are no Actions pending against such Sponsor, or to the knowledge of such Sponsor threatened against such Sponsor, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Sponsor of its, his or her obligations under this Agreement. Sponsor has not instigated an action regarding the transactions contemplated in the Merger Agreement.
(e)   Brokerage Fees.   No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Merger Agreement based upon arrangements made by such Sponsor, for which Parent or any of its Affiliates may become liable.
(f)   Affiliate Arrangements.   Except as set forth on Schedule 2.1(f), neither such Sponsor nor, to the knowledge of such Sponsor, any anyone related by blood, marriage or adoption to such Sponsor or

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any Person in which such Sponsor has a direct or indirect legal, contractual or beneficial ownership of 5% or more is party to, or has any rights with respect to or arising from, any Contract with Parent or its Subsidiaries.
(g)   Acknowledgment.   Such Sponsor understands and acknowledges that each of Parent and the Company is entering into the Merger Agreement in reliance upon such Sponsor’s execution and delivery of this Agreement.
ARTICLE III
MISCELLANEOUS
Section 3.1   Termination.   This Agreement and all of its provisions shall terminate and be of no further force or effect upon the earlier of (a) the Expiration Time and (b) the written agreement of the Sponsors, Parent and the Company. Upon such termination of this Agreement, all obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Agreement prior to such termination. This Article III shall survive the termination of this Agreement.
Section 3.2   Amendment.   This Agreement cannot be amended, except by a writing signed by each of the parties hereto, and cannot be terminated orally or by course of conduct. No provision hereof can be waived, except by a writing signed by the party against whom such waiver is to be enforced, and any such waiver shall apply only in the particular instance in which such waiver shall have been given.
Section 3.3   Assignment.   No party may assign any right or delegate any obligation hereunder, including by merger, consolidation, operation of law, or otherwise, without the written consent of the other parties hereto. Any purported assignment or delegation without such consent shall be void, in addition to constituting a material breach of this Agreement.
Section 3.4   Governing Law.   This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without giving effect to the conflict of laws principles thereof.
Section 3.5   Jurisdiction.   Any Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby must be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, and each of the parties irrevocably (a) submits to the exclusive jurisdiction of each such court in any such proceeding or Action, (b) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (c) agrees that all claims in respect of the proceeding or Action shall be heard and determined only in any such court, and (d) agrees not to bring any proceeding or Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence Proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 3.5.
Section 3.6   Specific Performance.   The parties hereto agree that irreparable damage may occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the chancery court or any other state or federal court within the State of Delaware, this being in addition to any other remedy to which such party is entitled at Law or in equity.
Section 3.7   Notices.   Any notice hereunder shall be sent in writing, addressed as specified below, and shall be deemed given: (a) if by hand or recognized courier service, by 4:00PM on a business day, addressee’s day and time, on the date of delivery, and otherwise on the first business day after such delivery; (b) if by fax or email, on the date that transmission is confirmed electronically, if by 4:00PM on a business day, addressee’s day and time, and otherwise on the first business day after the date of such confirmation; or

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(c) five days after mailing by certified or registered mail, return receipt requested. Notices shall be addressed to the respective parties as follows (excluding telephone numbers, which are for convenience only), or to such other address as a party shall specify to the others in accordance with these notice provisions:
if to the Company (following the Closing), to:
Scilex Holding Company
960 San Antonio Road
Palo Alto, CA 94303
Email: jshah@scilexpharma.com
with a copy to (which shall not constitute notice):
Paul Hastings LLP
1117 S. California Avenue
Palo Alto, CA 94304
Attention: Jeffrey T. Hartlin, Esq.
Email: jeffhartlin@paulhastings.com
if to Parent or any Sponsor:
Vickers Vantage Corp. I
1 Harbourfront Avenue, #16-06,
Keppel Bay Tower, Singapore 98632
Attn: Jeffrey Chi, CEO
Email: jeff.chi@vickersventure.com
with a copy to (which shall not constitute notice):
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
Attn: Mitchell Nussbaum
Email: mnussbaum@loeb.com
Section 3.8   Counterparts; Facsimile Signatures.   This Agreement may be executed in counterparts, each of which shall constitute an original, but all of which shall constitute one agreement. This Agreement shall become effective upon delivery to each party of an executed counterpart or the earlier delivery to each party of original, photocopied, or electronically transmitted signature pages that together (but need not individually) bear the signatures of all other parties.
Section 3.9   Entire Agreement.   This Agreement together with the agreements referenced herein set forth the entire agreement of the parties with respect to the subject matter hereof and thereof and supersedes all prior and contemporaneous understandings and agreements related thereto (whether written or oral), all of which are merged herein.
Section 3.10   Severability.   A determination by a court or other legal authority that any provision that is not of the essence of this Agreement is legally invalid shall not affect the validity or enforceability of any other provision hereof. The parties shall cooperate in good faith to substitute (or cause such court or other legal authority to substitute) for any provision so held to be invalid a valid provision, as alike in substance to such invalid provision as is lawful.
Section 3.11   Waiver of Jury Trial; Exemplary Damages,
(a)   THE PARTIES TO THIS AGREEMENT HEREBY KNOWINGLY, VOLUNTARILY AND IRREVOCABLY WAIVE ANY RIGHT EACH SUCH PARTY MAY HAVE TO TRIAL BY JURY IN ANY ACTION OF ANY KIND OR NATURE, IN ANY COURT IN WHICH AN ACTION MAY BE COMMENCED, ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT OR ANY ADDITIONAL AGREEMENT, OR BY REASON OF ANY OTHER CAUSE OR DISPUTE WHATSOEVER BETWEEN OR AMONG ANY OF THE PARTIES TO

F-6

THIS AGREEMENT OF ANY KIND OR NATURE. NO PARTY SHALL BE AWARDED PUNITIVE OR OTHER EXEMPLARY DAMAGES RESPECTING ANY DISPUTE ARISING UNDER THIS AGREEMENT OR ANY ADDITIONAL AGREEMENT.
(b)   Each of the parties to this Agreement acknowledge that each has been represented in connection with the signing of this waiver by independent legal counsel selected by the respective party and that such party has discussed the legal consequences and import of this waiver with legal counsel. Each of the parties to this Agreement further acknowledge that each has read and understands the meaning of this waiver and grants this waiver knowingly, voluntarily, without duress and only after consideration of the consequences of this waiver with legal counsel.
[Signature page follows]

F-7

IN WITNESS WHEREOF, the Sponsors, Parent and the Company have each caused this Sponsor Support Agreement to be duly executed as of the date first written above.
SPONSORS:
Vickers Venture Fund VI Pte Ltd
By:
/s/ Finian Tan

Name: Finian Tan
Title: Managing Member
Vickers Venture Fund VI (Plan) Pte Ltd
By:
/s/ Finian Tan

Name: Finian Tan
Title: Managing Member
/s/ Jeffrey Chi

Jeffrey Chi
/s/ Chris Ho

Chris Ho
/s/ Pei Wei Woo

Pei Wei Woo
/s/ Suneel Kaji

Suneel Kaji
/s/ Steve Myint

Steve Myint
PARENT:
Vickers Vantage Corp I
By:
/s/ Jeffrey Chi

Name: Jeffrey Chi
Title: Chief Executive Officer
Signature Page to Sponsor Support Agreement

F-8

IN WITNESS WHEREOF, the Sponsors, Parent and the Company have each caused this Sponsor Support Agreement to be duly executed as of the date first written above.
COMPANY:
Scilex Holding Company
By:
/s/ Jasim Shah

Name: Jasim Shah
Title: Chief Executive Officer
Signature Page to Sponsor Support Agreement

F-9

Schedule I
	Shares	Warrants
Vickers Venture Fund VI Pte Ltd	3,054,499	6,190,451
Vickers Venture Fund VI (Plan) Pte Ltd	320,501	649,549
Jeffrey Chi	0
Chris Ho	0
Pei Wei Woo	25,000
Suneel Kaji	25,000
Steve Myint	25,000
Schedule 2.1(f) — Affiliate Arrangements

F-10

Annex G
EXECUTION VERSION
COMPANY STOCKHOLDER SUPPORT AGREEMENT
This COMPANY STOCKHOLDER SUPPORT AGREEMENT, dated as of March 17, 2022 (this “Stockholder Support Agreement”), is entered into by and among Sorrento Therapeutics, Inc. (“Stockholder”), Scilex Holding Company, a Delaware corporation (the “Company”) and Vickers Vantage Corp. I, a Cayman Islands exempted company (“Parent”). Capitalized terms used but not defined in this Stockholder Support Agreement shall have the meanings ascribed to them in the Merger Agreement (as defined below).
WHEREAS, contemporaneously with the execution and delivery of this Agreement, Parent, Vantage Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and the Company have entered into a Merger Agreement (as amended or modified from time to time, the “Merger Agreement”), dated as of the date hereof;
WHEREAS, upon the terms and subject to the conditions set forth therein and in accordance with the applicable provisions of the DGCL, following the Domestication, Merger Sub will merge with and into the Company (the “Merger”), and the Company will continue as the surviving company in the Merger,
WHEREAS, as of the date hereof, Stockholder owns the number of the Company’s common stock, par value $0.0001, set forth after its name on Exhibit A (all such shares, or any successor or additional shares of the Company of which ownership of record or the power to vote is hereafter acquired by Stockholder prior to the termination of this Stockholder Support Agreement being referred to herein as the “Shares”); and
WHEREAS, in order to induce Parent to enter into the Merger Agreement, Stockholder is executing and delivering this Stockholder Support Agreement to Parent.
NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereby agree as follows:
1.   Binding Effect of Merger Agreement.   Stockholder hereby acknowledges that it has read the Merger Agreement and this Stockholder Support Agreement and has had the opportunity to consult with its tax and legal advisors. Stockholder agrees not to, directly or indirectly, take any action, or authorize or knowingly permit any of its Affiliates or representatives to take any action on its behalf, that would be a breach of Sections 7.3 (Alternative Transactions) or 10.5 (Publicity) of the Merger Agreement if such action were taken by the Company.
2.   Voting Agreements.   During the period commencing on the date hereof and ending on the earlier to occur of (a) the Effective Time, and (b) such date and time as the Merger Agreement shall be terminated in accordance its terms (whichever earlier, the “Expiration Time”), Stockholder, in its capacity as a Stockholder of the Company, irrevocably agrees that, at any meeting of the holders of Company Common Shares (the “Company Stockholders”) related to the transactions contemplated by the Merger Agreement (whether annual or special and whether or not an adjourned or postponed meeting, however called and including any adjournment or postponement thereof) (the “Transactions”) and/or in connection with any written consent of the Company Stockholders related to the Transactions (all meetings or consents related to the Merger Agreement, collectively referred to herein as the “Meeting”), Stockholder shall:
a.
when the Meeting is held, appear at the Meeting or otherwise cause its Shares to be counted as present thereat for the purpose of establishing a quorum;

b.
vote (or execute and return an action by written consent), or cause to be voted at the Meeting (or validly execute and return and cause such consent to be granted with respect to), all of its Shares in favor of the approval and adoption of the Merger Agreement and the Transactions;

c.
authorize and approve any amendment to the Company’s Organizational Documents that is deemed necessary or advisable by the Company for purposes of effecting the Transactions; and

d.
vote (or execute and return an action by written consent), or cause to be voted at the Meeting (or validly execute and return and cause such consent to be granted with respect to), all of its Shares against any other action that would reasonably be expected to (x) impede, interfere with, frustrate, delay, postpone or adversely affect the Merger or any of the Transactions, (y) result in a breach of any covenant, representation or warranty or other obligation or agreement of the Company under the Merger Agreement or (z) result in a breach of any covenant, representation or warranty or other obligation or agreement of Stockholder contained in this Stockholder Support Agreement.

3.   Restrictions on Transfer.   Unless this Agreement is terminated in accordance with the provisions hereof, Stockholder agrees that it shall not sell, assign or otherwise transfer any of its Shares unless the buyer, assignee or transferee thereof executes a joinder agreement to this Stockholder Support Agreement in a form reasonably acceptable to Parent. The Company shall not register any sale, assignment or transfer of any Shares on the Company’s stock ledger (book entry or otherwise) that is not in compliance with this Section 3.
4.   New Securities.   During the period commencing on the date hereof and ending on the Expiration Time, in the event that, (a) any Company Common Shares or other equity securities of Company are issued to Stockholder after the date of this Stockholder Support Agreement pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of Company securities owned by Stockholder, (b) Stockholder purchases or otherwise acquires beneficial ownership of any Company Common Shares or other equity securities of Company after the date of this Stockholder Support Agreement, or (c) Stockholder acquires the right to vote or share in the voting of any Company Common Shares or other equity securities of Company after the date of this Stockholder Support Agreement (such Company Common Shares or other equity securities of the Company, collectively the “New Securities”), then such New Securities acquired or purchased by each Stockholder shall be subject to the terms of this Stockholder Support Agreement to the same extent as if they constituted Shares as of the date hereof.
5.   No Challenge.   Stockholder agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Merger Sub, the Company or any of their respective successors or directors (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Stockholder Support Agreement or the Merger Agreement or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into the Merger Agreement.
6.   Waiver.   Stockholder hereby irrevocably and unconditionally waives any rights of appraisal, dissenter’s rights and any similar rights relating to the Merger Agreement and the consummation by the parties of the transactions contemplated thereby, including the Merger, that Stockholder may have under applicable law.
7.   Consent to Disclosure.   Stockholder hereby consents to the publication and disclosure in the Form S-4 or Form F-4 (as applicable) and the Proxy Statement (and, as and to the extent otherwise required by applicable securities Laws or the SEC or any other securities authorities, any other documents or communications provided by any Parent Party or the Company to any Governmental Authority or to securityholders of any Parent Party) of Stockholder’s identity and beneficial ownership of Shares and the nature of Stockholder’s commitments, arrangements and understandings under and relating to this Stockholder Support Agreement and, if deemed appropriate by Parent or the Company, a copy of this Stockholder Support Agreement. Stockholder will promptly provide any information reasonably requested by Parent or the Company for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the SEC).
8.   Stockholder Representations:   Stockholder represents and warrants to Parent and the Company, as of the date hereof, that:
a.
Stockholder is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its formation, and the execution, delivery and performance of this Stockholder Support Agreement and the consummation of the transactions contemplated hereby are within Stockholder’s organizational powers and have been duly authorized by all necessary organizational actions on the part of Stockholder;

b.
this Stockholder Support Agreement has been duly executed and delivered by Stockholder and, assuming due authorization, execution and delivery by the other parties to this Stockholder Support Agreement, this Stockholder Support Agreement constitutes a legally valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies);

c.
the execution and delivery of this Stockholder Support Agreement by Stockholder does not, and the performance by Stockholder of its obligations hereunder will not, (i) conflict with or result in a violation of the organizational documents of Stockholder, or (ii) require any consent or approval from any third party that has not been given or other action that has not been taken by any third party, in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by Stockholder of its obligations under this Stockholder Support Agreement;

d.
there are no Actions or Proceedings pending against Stockholder or, to the knowledge of Stockholder, threatened against Stockholder, before (or, in the case of threatened Proceedings, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by Stockholder of its obligations under this Stockholder Support Agreement;

e.
no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with this Stockholder Support Agreement or any of the respective transactions contemplated hereby, based upon arrangements made by Stockholder or, to the knowledge of Stockholder, by the Company;

f.
Stockholder has not entered into, and shall not enter into, any agreement that would prevent it from performing any of its obligations under this Stockholder Support Agreement;

g.
Stockholder has good title to its Shares, free and clear of any Liens other than Permitted Liens, and Stockholder has the sole power to vote or cause to be voted its Shares; and

h.
the Shares listed opposite Stockholder’s name on Exhibit A are the only shares of the Company’s outstanding capital stock owned of record or beneficially owned by Stockholder as of the date hereof, and none of its Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of Shares that is inconsistent with Stockholder’s obligations pursuant to this Stockholder Support Agreement.

9.   Damages; Remedies.   Stockholder hereby agrees and acknowledges that (a) Parent and the Company would be irreparably injured in the event of a breach by Stockholder of its obligations under this Stockholder Support Agreement, (b) monetary damages may not be an adequate remedy for such breach and (c) the non-breaching party shall be entitled to injunctive relief, in addition to any other remedy that such party may have in law or in equity, in the event of such breach.
10.   Entire Agreement; Amendment.   This Stockholder Support Agreement and the other agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby. This Stockholder Support Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by all parties hereto.
11.   Assignment.   No party hereto may, except as set forth herein, assign either this Stockholder Support Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties. Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Stockholder Support Agreement shall be binding on each Stockholder, Parent and the Company and each of their respective successors, heirs, personal representatives and assigns and permitted transferees.

12.   Counterparts.   This Stockholder Support Agreement may be executed in any number of original, electronic or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.
13.   Severability.   This Stockholder Support Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Stockholder Support Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Stockholder Support Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.
14.   Governing Law; Jurisdiction; Jury Trial Waiver.   Sections 10.8, 10.17 and 10.18 of the Merger Agreement is incorporated by reference herein to apply with full force to any disputes arising under this Stockholder Support Agreement.
15.   Notice.   Any notice, consent or request to be given in connection with any of the terms or provisions of this Stockholder Support Agreement shall be in writing and shall be sent or given in accordance with the terms of Section 10.1 of the Merger Agreement to the applicable party, with respect to the Company and Parent, at the address set forth in Section 10.1 of the Merger Agreement, and, with respect to Stockholder, at its address set forth on Exhibit A.
16.   Termination.   This Stockholder Support Agreement shall terminate on the earlier of the Closing or the termination of the Merger Agreement. No such termination shall relieve Stockholder, Parent or the Company from any liability resulting from a breach of this Stockholder Support Agreement occurring prior to such termination.
17.   Adjustment for Stock Split.   If, and as often as, there are any changes in the Shares by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or business combination, or by any other means, equitable adjustment shall be made to the provisions of this Stockholder Support Agreement as may be required so that the rights, privileges, duties and obligations hereunder shall continue with respect to Stockholder, Parent and the Company and the Stockholder Shares as so changed.
18.   Further Actions.   Each of the parties hereto agrees to execute and deliver hereafter any further document, agreement or instrument of assignment, transfer or conveyance as may be necessary or desirable to effectuate the purposes hereof and as may be reasonably requested in writing by another party hereto.
19.   Specific Performance.   The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, and accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at law or in equity as expressly permitted in this Agreement. Each of the parties further waives (i) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement to post security or a bond as prerequisite to obtaining equitable relief.
[remainder of page intentionally left blank]

IN WITNESS WHEREOF, Stockholder, Parent and the Company have each caused this Stockholder Support Agreement to be duly executed as of the date first written above.
STOCKHOLDER:
Sorrento Therapeutics, Inc.
By:
/s/ Henry Ji

Name:
Henry Ji

Title:
Chief Executive Officer

COMPANY:
Scilex Holding Company
By:
/s/ Jaisim Shah

Name:
Jaisim Shah

Title:
Chief Executive Officer

VICKERS VANTAGE CORP. I
By:
/s/ Jeffrey Chi

Name:
Jeffrey Chi

Title:
Chief Executive Officer

Exhibit A
Stockholders
Stockholder	Number of Shares	Address for Notices
Sorrento Therapeutics, Inc.	197,210,505	4955 Directors Place San Diego, CA 92121

Annex H
AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT
THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of          , 2022, is made and entered into by and among, (i) Scilex Holding Company, a Delaware corporation formerly known as Vickers Vantage Corp. I (the “Company”), (ii) the equityholders designated as Sponsor Equityholders on Schedule A hereto (collectively, the “Sponsor Equityholders”); and (iii) Sorrento Therapeutics, Inc. (the “Legacy Scilex Equityholder” and, together with the Sponsor Equityholders and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 6.2 of this Agreement, the “Holders” and each individually a “Holder”). Capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed to such terms in the Merger Agreement (as defined below).
RECITALS
WHEREAS, the Company and the Sponsor Equityholders are parties to that certain Registration Rights Agreement, dated as of January 6, 2021 (the “Prior Agreement”);
WHEREAS, the Company, Vantage Merger Sub Inc., a Delaware corporation (“Merger Sub”), and [•]1, an entity formerly known as Scilex Holding Company, a Delaware corporation (“Legacy Scilex”), are party to that certain Agreement and Plan of Merger, dated as of March 17, 2022 (as amended or restated from time to time, the “Merger Agreement”), pursuant to which, on the date hereof, Merger Sub merged (the “Merger”) with and into Legacy Scilex, with Legacy Scilex surviving the Merger as a wholly owned subsidiary of the Company;
WHEREAS, the Legacy Scilex Equityholder is receiving shares of Common Stock, par value $0.0001 per share, of the Company (the “Common Stock”) on or about the date hereof, pursuant to the Merger Agreement (the “Merger Shares”);
WHEREAS, in connection with the consummation of the Merger, the parties to the Prior Agreement desire to amend and restate the Prior Agreement in its entirety as set forth herein, and the parties hereto desire to enter into this Agreement pursuant to which the Company shall grant the Holders certain registration rights with respect to the Registrable Securities (as defined below) on the terms and conditions set forth in this Agreement;
WHEREAS, pursuant to Section 6.7 of the Prior Agreement, no amendment, modification or termination of the Prior Agreement shall be binding upon any party unless executed in writing by such party; and
WHEREAS, all of the parties to the Prior Agreement desire to amend and restate the Prior Agreement in its entirety and enter into this Agreement, pursuant to which the Company shall grant the Holders certain registration rights with respect to certain securities of the Company, as set forth in this Agreement, effective as of the Closing.
NOW,THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:
ARTICLE I
DEFINITIONS
1.1   Definitions.   The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:
“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or Chief Financial Officer of the

1
Note to Draft:   Current entity named Scilex Holding Company will be renamed prior to closing and name will be filled in prior to closing/before this agreement is executed.

Company, after consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be, and (iii) the Company has a bona fide business purpose for not making such information public.
“Block Trade” shall mean an offering and/or sale of Registrable Securities by any Holder on a block trade or underwritten basis (whether firm commitment or otherwise) without substantial marketing efforts prior to pricing, including, without limitation, a same day trade, overnight trade or similar transaction.
“Board” shall mean the Board of Directors of the Company.
“Change in Control” shall mean any transfer (whether by tender offer, merger, stock purchase, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons of the Company’s voting securities if, after such transfer, such person or group of affiliated persons would hold more than 50% of outstanding voting securities of the Company (or surviving entity) or would otherwise have the power to control the Board or to direct the operations of the Company.
“Commission” shall mean the Securities and Exchange Commission.
“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.
“Founder Shares” shall mean the 3,450,000 ordinary shares of the Company issued to its initial shareholders prior to the Company’s initial public offering.
“Holders” shall have the meaning given in the Preamble, for so long as such person or entity holds any Registrable Securities.
“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus, or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading.
“Permitted Transferees” shall mean any person or entity to whom a Holder of Registrable Securities is permitted to transfer such Registrable Securities prior to the expiration of the Lock-up Period under this Agreement and any other applicable agreement between such Holder and the Company, and to any transferee thereafter.
“Private Placement Warrants” shall mean the 6,840,000 Private Placement Warrants issued by the Company that were privately purchased simultaneously with the consummation of the Company’s initial public offering.
“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.
“Registrable Security” shall mean (a) the Merger Shares (b) the Founder Shares and the shares of Common Stock issued or issuable upon the conversion of any Founder Shares, (c) the Private Placement Warrants and the Common Stock issued or issuable upon the exercise of the Private Placement Warrants, (d) the Working Capital Warrants and any shares of Common Stock issued or issuable upon the exercise of the Working Capital Warrants and (e) any outstanding share of the Common Stock or any other equity security (including the shares of Common Stock issued or issuable upon the exercise of any other equity security) of the Company held by a Holder as of the date of this Agreement, and (f) any other equity security of the Company issued or issuable with respect to any such share of the Common Stock by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation, spin-off, reorganization or similar transaction; provided, however, that, as to any particular Registrable

Security, such securities shall cease to be Registrable Securities upon the earliest occur of: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (B) such securities shall have been otherwise transferred (other than to a Permitted Transferee), new certificates for such securities not bearing (or book entry positions not subject to) a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; (D) such securities may be sold without registration pursuant to Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission) (but with no volume or other restrictions or limitations); or (E) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.
“Registration” shall mean a registration effected by preparing and filing a Registration Statement, Prospectus or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.
“Registration Expenses” shall mean the out-of-pocket expenses of a Registration, including, without limitation, the following:
(A)   all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any securities exchange on which the Common Stock is then listed;
(B)   fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);
(C)   printing, messenger, telephone and delivery expenses;
(D)   reasonable fees and disbursements of counsel for the Company;
(E)   reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and
(F)   in an Underwritten Offering, reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders (not to exceed $50,000 without the prior written consent of the Company).
“Registration Statement” shall mean any registration statement filed by the Company with the Commission that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.
“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.
“Shelf” shall mean the Form S-1 Shelf, the Form S-3 Shelf or any subsequent Shelf Registration.
“Shelf Registration” shall mean a registration of securities pursuant to a Registration Statement filed with the Commission in accordance with and pursuant to Rule 415 promulgated under the Securities Act (or any successor rule then in effect).
“Sponsor” shall mean Vickers Venture Fund VI Pte Ltd and Vickers Venture Fund VI (Plan) Pte Ltd.
“Transfer” shall mean the (a) the sale or assignment of, offer to sell, contract or agreement to sell, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).
“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.
“Underwritten Registration” or “Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.
“Working Capital Warrants” shall mean any warrants issued in payment for working capital loans from the Sponsor to the Company.
ARTICLE II
REGISTRATIONS
2.1   Shelf Registration.
2.1.1   Filing.   The Company shall as soon as reasonably practicable, but in any event within forty-five (45) days after the Closing Date, use commercially reasonable efforts to file with the Commission a Registration Statement for a Shelf Registration on Form S-1 (the “Form S-1 Shelf”) covering, subject to Section 3.4, the public resale of all of the Registrable Securities (determined as of two (2) business days prior to such filing) on a delayed or continuous basis and shall use its commercially reasonable efforts to cause such Form S-1 Shelf to be declared effective as soon as practicable after the filing thereof, but in no event later than the earlier of (i) the 90th calendar day (or as soon as reasonably practicable if the Commission notifies the Company that it will “review” the Registration Statement) following the Closing Date and (ii) the 10th business day after the date the Company is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review. Such Form S-1 Shelf shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. The Company shall maintain a Shelf in accordance with the terms hereof, and shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Following the filing of a Form S-1 Shelf, the Company shall use its commercially reasonable efforts to convert the Form S-1 Shelf (and any Subsequent Shelf Registration) to a Registration Statement on Form S-3 (the “Form S-3 Shelf”) as soon as reasonably practicable after the Company is eligible to use Form S-3. As soon as reasonably practicable following the effective date of a Registration Statement filed pursuant to this Section 2.1.1, the Company shall notify the Holders of the effectiveness of such Registration Statement. The Company’s obligation under this Section 2.1.1 shall, for the avoidance of doubt be subject to Section 3.4 hereto.
2.1.2   Subsequent Shelf Registration.   If any Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall, subject to Section 3.4, use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Shelf to again become effective under the Securities Act (including using its commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Shelf), and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional registration statement as a Shelf Registration (a “Subsequent Shelf Registration”) registering the resale of all Registrable Securities (determined as of two (2) business days prior to such filing), and pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. If a Subsequent Shelf Registration is filed, the Company shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof (it being agreed that the Subsequent Shelf Registration shall be an automatic shelf registration statement (as defined in Rule 405 promulgated under the Securities Act) if the Company is a well-known seasoned issuer (as defined in Rule 405 promulgated under the Securities Act) at the most recent applicable eligibility determination date) and (ii) keep such Subsequent Shelf Registration continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf Registration shall be on Form S-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration shall be on another appropriate form. The Company’s obligation under this Section 2.1.2 shall, for the avoidance of doubt be subject to Section 3.4 hereto.
2.1.3   Requests for Underwritten Shelf Takedowns.   At any time and from time to time when an effective Shelf is on file with the Commission, the Legacy Scilex Equityholder or a majority-in-interest of the Sponsor Equityholders (any of the Legacy Scilex Equityholder or the Sponsor Equityholders being, in such case, a “Demanding Holder”) may request to sell all or any portion of their Registrable Securities in an Underwritten Offering that is registered pursuant to the Shelf (each, an “Underwritten Shelf Takedown”); provided that the Company shall only be obligated to effect an Underwritten Offering if such offering shall include Registrable Securities proposed to be sold by the Demanding Holder(s), either individually or together with other Demanding Holders, with a total offering price reasonably expected to exceed, in the aggregate, $50 million (the “Minimum Takedown Threshold”). All requests for Underwritten Shelf Takedowns shall be made by giving written notice to the Company, which shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Offering. Subject to Section 2.3.4, the Company shall have the right to select the Underwriters for such offering (which shall consist of one or more reputable nationally recognized investment banks), subject to the initial Demanding Holder’s prior approval (which shall not be unreasonably withheld, conditioned or delayed). The Legacy Scilex Equityholder, on the one hand, and the Sponsor Equityholders, on the other hand, may each demand not more than two (2) Underwritten Offerings pursuant to this Section 2.1.3 in any 12-month period. Notwithstanding anything to the contrary in this Agreement, the Company may effect any Underwritten Offering pursuant to any then effective Registration Statement, including a Form S-3, that is then available for such offering.
2.1.4   Reduction of Underwritten Offering.   If the managing Underwriter or Underwriters in an Underwritten Shelf Takedown, in good faith, advises the Company, the Demanding Holders and Holders requesting piggyback rights pursuant to this Agreement with respect to such Underwritten Shelf Takedown (the “Requesting Holders”) (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other shares of Common Stock or other equity securities that the Company desires to sell and all other shares of Common Stock or other equity securities, if any, as to which a Registration has been requested pursuant to separate written contractual piggyback registration rights held by any other stockholders who desire to sell, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, as follows: (i) first, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Demanding Holder and Requesting Holder (if any) has requested be included in such Underwritten Registration and the aggregate number of Registrable Securities that the Demanding Holders and Requesting Holders have requested be included in such Underwritten Registration (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the shares of Common Stock or other equity securities of other persons or entities that the Company is obligated to register in a Registration pursuant to separate written contractual arrangements with such persons and that can be sold without exceeding the Maximum Number of Securities.

2.1.5   Withdrawal.   Prior to the pricing of an Underwritten Shelf Takedown, a majority-in-interest of the Demanding Holders initiating such Underwritten Offering shall have the right to withdraw from a Registration pursuant to such Underwritten Offering for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Underwritten Offering; provided that any Legacy Scilex Equityholder or Sponsor Equityholder may elect to have the Company continue an Underwritten Offering if the Minimum Takedown Threshold would still be satisfied by the Registrable Securities proposed to be sold in the Underwritten Offering by the Legacy Scilex Equityholder and the Sponsor Equityholders. If withdrawn, a demand for an Underwritten Offering shall constitute a demand for an Underwritten Offering by the withdrawing Demanding Holder for purposes of Section 2.1.3, unless either (i) such Demanding Holder has not previously withdrawn any Underwritten Offering or (ii) such Demanding Holder reimburses the Company for all Registration Expenses with respect to such Underwritten Offering (or, if there is more than one Demanding Holder, a pro rata portion of such Registration Expenses based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Offering); provided that, if a Legacy Scilex Equityholder or a Sponsor Equityholder elects to continue an Underwritten Offering pursuant to the proviso in the immediately preceding sentence, such Underwritten Offering shall instead count as an Underwritten Offering demanded by the Legacy Scilex Equityholder or the Sponsor Equityholders, as applicable, for purposes of Section 2.1.3. Following the receipt of any Withdrawal Notice, the Company shall promptly forward such Withdrawal Notice to any other Holders that had elected to participate in such Underwritten Shelf Takedown. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with an Underwritten Shelf Takedown prior to its withdrawal under this Section 2.1.5, other than if a Demanding Holder elects to pay such Registration Expenses pursuant to clause (ii) of the second sentence of this Section 2.1.5.
2.2   Piggyback Registration.
2.2.1   Piggyback Rights.   If the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the stockholders of the Company including, without limitation, pursuant to Section 2.1 hereof), other than a Registration Statement (or any registered offering with respect thereto) (i) filed in connection with any employee stock option or other benefit plan, (ii) for an exchange offer or offering of securities solely to the Company’s existing stockholders, (iii) for an offering of debt that is convertible into equity securities of the Company, (iv) pursuant to a Registration Statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), (v) for a dividend reinvestment plan, or (vi) for a Block Trade, then the Company shall give written notice of such proposed filing to all of the Holders of Registrable Securities as soon as practicable but not less than ten (10) days before the anticipated filing date of such Registration Statement or, in the case of an Underwritten Offering pursuant to a Shelf Registration, the applicable “red herring” prospectus or prospectus supplement used for marketing such offering, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (such Registration a “Piggyback Registration”). Subject to Section 2.2.2, the Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and, if applicable, shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested by the Holders pursuant to this Section 2.2.1 to be included in a Piggyback Registration on the same terms and conditions as any similar securities of the Company included in such registered offering and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this Section 2.2.1 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company.

2.2.2   Reduction of Piggyback Registration.   If the managing Underwriter or Underwriters in an Underwritten Registration that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of shares of Common Stock or other equity securities that the Company desires to sell, taken together with (i) the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.2 hereof, and (iii) the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggyback registration rights of stockholders of the Company other than the Holders of Registrable Securities, exceeds the Maximum Number of Securities, then:
(a)   If the Registration or a registered offering is undertaken for the Company’s account, the Company shall include in any such Registration or a registered offering (A) first, the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1 hereof, Pro Rata, based on the respective number of Registrable Securities that each Holder has so requested to be included in such Registration or such registered offering, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to written contractual piggyback registration rights of stockholders of the Company other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities;
(b)   If the Registration or a registered offering is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration or a registered offering (A) first, the shares of Common Stock or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, Pro Rata, based on the respective number of Registrable Securities that each Holder has so requested to be included in such Registration or such registered offering, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggyback registration rights of persons or entities other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities; and
(c)   If the Registration or registered offering is pursuant to a request by Holder(s) of Registrable Securities pursuant to Section 2.1 hereof, then the Company shall include in any such Registration or registered offering securities in the priority set forth in Section 2.1.4.
2.2.3   Piggyback Registration Withdrawal.   Any Holder of Registrable Securities (other than a Demanding Holder, whose right to withdraw from an Underwritten Shelf Takedown, and related obligations, shall be governed by Section 2.1.5) shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback

Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or, in the case of a Piggyback Registration pursuant to a Shelf Registration, the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons or entities pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement or abandon the Underwritten Shelf Takedown in connection with a Piggyback Registration at any time prior to the launch of such Underwritten Shelf Takedown. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this Section 2.2.3.
2.2.4   Unlimited Piggyback Registration Rights.   For purposes of clarity, any Piggyback Registration effected pursuant to Section 2.2 hereof shall not be counted as a Registration pursuant to a Underwritten Shelf Takedown effected under Section 2.1 hereof.
2.3   Block Trades.
2.3.1   Notwithstanding the foregoing, at any time and from time to time when an effective Shelf is on file with the Commission, if a Demanding Holder wishes to engage in a Block Trade, (x) with a total offering price reasonably expected to exceed $75 million in the aggregate or (y) with respect to all remaining Registrable Securities held by the Demanding Holder, then such Demanding Holder only needs to notify the Company of the Block Trade at least five (5) business days prior to the day such offering is to commence and the Company shall as expeditiously as possible use its commercially reasonable efforts to facilitate such Block Trade; provided that the Demanding Holders representing a majority of the Registrable Securities wishing to engage in the Block Trade shall use commercially reasonable efforts to work with the Company and any Underwriters prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Block Trade.
2.3.2   Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade, a majority-in-interest of the Demanding Holders initiating such Block Trade shall have the right to submit a Withdrawal Notice to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Block Trade. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Block Trade prior to its withdrawal under this Section 2.3.2.
2.3.3   Notwithstanding anything to the contrary in this Agreement, Section 2.2 hereof shall not apply to a Block Trade initiated by a Demanding Holder pursuant to this Agreement.
2.3.4   The Demanding Holder in a Block Trade shall have the right to select the Underwriters for such Block Trade (which shall consist of one or more reputable nationally recognized investment banks).
2.3.5   The Legacy Scilex Equityholder, on the one hand, and the Sponsor Equityholders, on the other hand, may each demand no more than one (1) Block Trade pursuant to this Section 2.3 in any twelve (12) month period. For the avoidance of doubt, any Block Trade effected pursuant to this Section 2.3 shall not be counted as a demand for an Underwritten Shelf Takedown pursuant to Section 2.1.3 hereof.
2.4   Restrictions on Registration Rights.   If (A) during the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a Company initiated Registration and provided that the Company continues to actively employ, in good faith, all commercially reasonable efforts to cause the applicable Registration Statement to become effective; (B) the Holders have requested an Underwritten Registration and the Company and the Holders are unable to obtain the commitment of underwriters to firmly underwrite the offer; or (C) in the good faith judgment of the Board such Registration would be seriously detrimental to the Company and the Board concludes as a result that it is essential to defer the filing of such Registration Statement at such time, then in each case the Company shall furnish to such Holders a certificate signed by the Chairman of the Board stating that in the good faith judgment of the Board it would be seriously detrimental to the Company for such Registration Statement to be filed in the near future and that it is therefore essential to defer the filing of such Registration Statement. In such event, the Company shall have the right to defer such filing for a period of not more than ninety (90) consecutive days; or more than one hundred and twenty (120) total calendar days, in each case, during any 12-month period.
ARTICLE III
COMPANY PROCEDURES
3.1   General Procedures.   If the Company is required to effect the Registration of Registrable Securities pursuant to this Agreement, the Company shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall:
3.1.1   prepare and file with the Commission within the time frame required by Section 2.1.1 (to the extent applicable) a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective, until all Registrable Securities covered by such Registration Statement have been sold or have ceased to be Registrable Securities;
3.1.2   prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by any Holder with Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus or have ceased to be Registrable Securities;
3.1.3   at least five days prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto (or such shorter period of time as may be (a) necessary in order to comply with the Securities Act, the Exchange Act and the rules and regulations promulgated thereunder or (b) advisable in order to reduce the number of days that sales are suspended pursuant to Section 3.4), furnish without charge to the Underwriters, if any, and each Holder of Registrable Securities included in such Registration, and each such Holder’s legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and each Holder of Registrable Securities included in such Registration or the legal counsel for any such Holders may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders; provided, that the Company shall have no obligation to furnish any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering Analysis and Retrieval System (“EDGAR”) and provided further, the Company shall provide each Holder and their legal counsel with a reasonable opportunity to review such documents and comment thereon, and the Company shall consider in good faith any comments provided by such Holder or their legal counsel;
3.1.4   prior to any public offering of Registrable Securities, use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as any Holder of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence reasonably satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;
3.1.5   use its commercially reasonable efforts to cause all Registrable Securities included in any Registration to be listed on such exchanges or otherwise designated for trading in the same manner as similar securities issued by the Company are then listed or designated;
3.1.6   provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;
3.1.7   advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;
3.1.8   [reserved]
3.1.9   notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4 hereof;
3.1.10   in the event of an Underwritten Offering, a Block Trade, or sale by a broker, placement agent or sales agent pursuant to such Registration, in each of the cases to the extent customary for a transaction of its type, permit a representative of the Holders (such representative to be selected by a majority of the participating Holders), the Underwriters or other financial institutions facilitating such Underwritten Offering, Block Trade or other sale pursuant to such Registration, if any, and any attorney, consultant or accountant retained by such Holders or Underwriters to participate, at each such person’s or entity’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, financial institution, attorney, consultant or accountant in connection with the Registration; provided, however, that such representatives, Underwriters or financial institutions enter into a confidentiality agreement, in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;
3.1.11   obtain a “comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Offering, a Block Trade or sale by a broker, placement agent or sales agent pursuant to such Registration in customary form and covering such matters of the type customarily covered by “comfort” letters for a transaction of its type as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;
3.1.12   in the event of an Underwritten Offering, a Block Trade or sale by a broker, placement agent or sales agent pursuant to such Registration, on the date the Registrable Securities are delivered for sale pursuant to such Registration, to the extent customary for a transaction of its type, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the participating Holders, the broker, placement agents or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the participating Holders, broker, placement agents, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters;
3.1.13   in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter of such offering;
3.1.14   make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the

Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule then in effect), and which requirement will be deemed to be satisfied if the Company timely files complete and accurate information on Forms 10-Q, 10-K and 8-K under the Exchange Act and otherwise complies with Rule 158 under the Securities Act;
3.1.15   if the Registration involves the Registration of Registrable Securities involving gross proceeds in excess of $50,000,000, use its commercially reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering; and
3.1.16   otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the participating Holders, consistent with the terms of this Agreement, in connection with such Registration.
Notwithstanding the foregoing, the Company shall not be required to provide any documents or information to an Underwriter, broker, sales agent or placement agent if such Underwriter, broker, sales agent or placement agent has not then been named with respect to the applicable Underwritten Offering or other offering involving a registration as an Underwriter, broker, sales agent or placement agent, as applicable.
3.2   Registration Expenses.   Except as otherwise provided herein, the Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that each Holder shall bear, with respect to such Holder’s Registrable Securities being sold, all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.
3.3   Requirements for Participation in Underwritten Offerings.   Notwithstanding anything in this Agreement to the contrary, if any Holder does not provide the Company with its requested Holder Information (as defined in Section 5.1.2), the Company may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if the Company determines, based on the advice of counsel, that it is necessary or advisable to include such information in the applicable Registration Statement or Prospectus and such Holder continues thereafter to withhold such information. In addition, no person or entity may participate in any Underwritten Offering or other offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person or entity (i) agrees to sell such person’s or entity’s securities on the basis provided in any underwriting arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements. For the avoidance of doubt, the exclusion of a Holder’s Registrable Securities as a result of this Section 3.3 shall not affect the registration of the other Registrable Securities to be included in such Registration.
3.4   Suspension of Sales; Adverse Disclosure.
3.4.1   Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as reasonably practicable after the time of such notice), or until it is advised in writing by the Company that the use of the Prospectus may be resumed.
3.4.2   If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would (a) require the Company to make an Adverse Disclosure, (b) require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, or (c) in the good faith judgment of the majority of the Board such Registration, be seriously detrimental to the Company and the majority of the Board concludes as a result that it is essential to defer such filing, initial effectiveness or continued use at such time, the Company may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time, but in no event more than ninety (90) consecutive days; or more than one hundred and twenty (120) total calendar days, in each case, during any 12-month period, determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under the preceding sentence, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities until such Holder receives written notice from the Company that such sales or offers of Registrable Securities may be resumed, and in each case maintain the confidentiality of such notice and its contents. The Company shall as promptly as reasonably practicable notify the Holders of the expiration of any period during which it exercised its rights under this Section 3.4.
3.5   Reporting Obligations.   As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings; provided that any documents publicly filed or furnished with the Commission pursuant to EDGAR shall be deemed to have been furnished or delivered to the Holders pursuant to this Section 3.5. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of Common Stock held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Section 4(a)(1) of the Securities Act or Rule 144 promulgated under the Securities Act (or any successor rule then in effect), including providing any legal opinions. Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.
ARTICLE IV
LOCK-UP
4.1   Lock-up.
4.1.1   Except as permitted by Section 4.2, the Legacy Scilex Equityholder and each Sponsor Equityholder (each, a “Lock-up Party”) shall not Transfer any shares of Common Stock or any security convertible into or exercisable or exchanged for Common Stock beneficially owned or owned of record by such Holder (the “Lock-up”) until the date that is the earlier of (i) one hundred eighty (180) days from the date hereof or (ii) the date on which the Company completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property (the “Lock-up Period”).
4.2   Exceptions.   The provisions of Section 4.1 shall not apply to:
4.2.1   transactions relating to shares of Common Stock or warrants acquired in open market transactions;
4.2.2   Transfers of shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock as a bona fide gift or charitable contribution;
4.2.3   Transfers of shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock to a trust, family limited partnership or other entity formed for estate planning purposes for the primary benefit of the spouse, domestic partner, parent, sibling, child or grandchild of a Holder or any other person with whom a Holder has a relationship by blood, marriage or adoption not more remote than first cousin and Transfers to any such family member;
4.2.4   Transfers of shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock by will or intestate succession or the laws of descent and distributions upon the death of a Holder (it being understood and agreed that the appointment of one or more executors, administrators or personal representatives of the estate of a Holder shall not be deemed a Transfer hereunder to the extent that such executors, administrators and/or personal representatives comply with the terms of this Article IV on behalf of such estate);

4.2.5   Transfers of shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock pursuant to a qualified domestic order or in connection with a divorce settlement;
4.2.6   if a Holder is a corporation, partnership (whether general, limited or otherwise), limited liability company, trust or other business entity, (i) Transfers of shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock to another corporation, partnership, limited liability company, trust or other business entity that controls, is controlled by or is under common control or management with a Holder (including, for the avoidance of doubt, where such Holder is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), or (ii) Transfers of shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock as part of a dividend, distribution, transfer or other disposition of shares of Common Stock to partners, limited liability company members, direct or indirect stockholders or other equity holders of a Holder, including, for the avoidance of doubt, where such Holder is a partnership, to its general partner or a successor partnership, fund or investment vehicle, or any other partnerships, funds or investment vehicles controlled or managed by such partnership;
4.2.7   if the Holder is a trust, Transfers of shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock to a trustor or beneficiary of such trust or to the estate of a beneficiary of such trust;
4.2.8   Transfers of shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock to the Company’s or the Holder’s officers, directors, members, consultants or their affiliates;
4.2.9   pledges of shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock as security or collateral in connection with any borrowing or the incurrence of any indebtedness by any Holder (provided such borrowing or incurrence of indebtedness is secured by a portfolio of assets or equity interests issued by multiple issuers);
4.2.10   Transfers of shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock pursuant to a bona fide third-party tender offer, merger, asset acquisition, stock sale, recapitalization, consolidation, business combination or other transaction or series of related transactions involving a Change in Control of the Company, provided that in the event that such tender offer, merger, asset acquisition, stock sale, recapitalization, consolidation, business combination or other such transaction is not completed, the securities subject to this Agreement shall remain subject to this Agreement;
4.2.11   Transfers of shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock to the Company in connection with the liquidation or dissolution of the Company by virtue of the laws of the state of the Company’s organization and the Company’s organizational documents;
4.2.12   the establishment of a trading plan pursuant to Rule 10b5-1 promulgated under the Exchange Act, provided that such plan does not provide for the Transfer of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock during the Lock-Up Period; and
4.2.13   Transfers of shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock to satisfy any U.S. federal, state, or local income tax obligations of the Lock-up Party (or its direct or indirect owners) arising from a change in the U.S. Internal Revenue Code of 1986, as amended (the “Code”), or the U.S. Treasury Regulations promulgated thereunder (the “Regulations”) after the date on which the Merger Agreement was executed by the parties, and such change prevents the Merger from qualifying as a “reorganization” pursuant to Section 368 of the Code (and the Merger does not qualify for similar tax-free treatment pursuant to any successor or other provision of the Code or Regulations taking into account such changes), in each case solely and to the extent necessary to cover any tax liability as a direct result of the transaction;

PROVIDED, THAT IN THE CASE OF ANY TRANSFER OR DISTRIBUTION PURSUANT TO SECTIONS 4.2.2 THROUGH 4.2.8 AND 4.2.13, EACH DONEE, DISTRIBUTEE OR OTHER TRANSFEREE SHALL AGREE IN WRITING, IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE COMPANY, TO BE BOUND BY THE PROVISIONS OF THIS AGREEMENT.
4.3   Null and Void.   If any Transfer of shares of Common Stock prior to the end of the Lock-up Period is made or attempted contrary to the provisions of this Agreement, such purported Transfer shall be null and void ab initio, and the Company shall refuse to recognize any such purported transferee of the Common Stock as one of its equityholders for any purpose.
4.4   Legend.   During the Lock-up Period, each certificate evidencing any Common Stock shall be stamped or otherwise imprinted with a legend in substantially the following form, in addition to any other applicable legends:
“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN AN AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT, DATED AS OF [•], 2022 (AS MAY BE AMENDED OR RESTATED FROM TIME TO TIME), A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH AGREEMENT.”
Promptly upon the expiration of the Lock-up Period, the Company shall use commercially reasonable efforts to cause the removal of such legend and, if determined appropriate by the Company, any restrictive legend related to compliance with the federal securities laws from the certificates evidencing the Common Stock.
ARTICLE V
INDEMNIFICATION AND CONTRIBUTION
5.1   Indemnification.
5.1.1   The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers, directors and agents and each person or entity who controls such Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and out-of-pocket expenses (including without limitation actual, reasonable and documented attorneys’ fees) caused by any untrue or alleged untrue statement of material fact contained or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information or affidavit so furnished in writing to the Company by such Holder expressly for use therein. The Company shall indemnify the Underwriters, their officers and directors and each person or entity who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.
5.1.2   In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish (or cause to be furnished) to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus (the “Holder Information”) and, to the extent permitted by law, shall indemnify the Company, its directors, officers and agents and each person or entity who controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and out-of-pocket expenses (including without limitation actual, reasonable and documented attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement is contained in (or not contained in, in the case of an omission) the Holder Information;

provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person or entity who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.
5.1.3   Any person or entity entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one (1) counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.
5.1.4   The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.
5.1.5   If the indemnification provided under Section 5.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and out-of-pocket expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and out-of-pocket expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by, in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action and the benefits received by such indemnified party or indemnifying party; provided, however, that the liability of any Holder under this Section 5.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 5.1.1, 5.1.2 and 5.1.3 above, any legal or other fees, charges or out-of-pocket expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 5.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this Section 5.1.5. No person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 5.1.5 from any person or entity who was not guilty of such fraudulent misrepresentation.
ARTICLE VI
MISCELLANEOUS
6.1   Notices.   Any notice hereunder shall be sent in writing, addressed as specified below, and shall be deemed given: (a) if by hand or recognized courier service, by 4:00PM on a business day, addressee’s day and time, on the date of delivery, and otherwise on the first business day after such delivery; (b) if by fax or email, on the date that transmission is confirmed electronically, if by 4:00PM on a business day, addressee’s day and time, and otherwise on the first business day after the date of such confirmation; or (c) five days after mailing by certified or registered mail, return receipt requested. Notices shall be addressed to the respective parties as follows, or to such other address as a party shall specify to the others in accordance with this Section 6.1: if to the Company, to: Scilex Holding Company, 960 San Antonio Road, Palo Alto, CA 94303, Attn: Jaisim Shah, email: jshah@scilexpharma.com, with a copy to Paul Hastings LLP, 1117 S. California Avenue, Palo Alto, CA 94304, Attn: Jeff Hartlin, Esq.; and, if to any Holder, at such Holder’s address or contact information as set forth in the Company’s books and records.
6.2   Assignment; No Third Party Beneficiaries.
6.2.1   This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.
6.2.2   Subject to Section 6.2.4 and Section 6.2.5, this Agreement and the rights, duties and obligations of a Holder hereunder may be assigned in whole or in part to such Holder’s Permitted Transferees; provided that with respect to the Legacy Scilex Equityholder and the Sponsor Equityholders, the rights hereunder that are personal to such Holders may not be assigned or delegated in whole or in part, except that (x) the Legacy Scilex Equityholder shall be permitted to transfer its rights hereunder as a Legacy Scilex Equityholder to one or more affiliates or any direct or indirect partners, members or equity holders of the Legacy Scilex Equityholder (it being understood that no such transfer shall reduce any rights of the Legacy Scilex Equityholder or such transferees), and (y) the Sponsor Equityholders shall be permitted to transfer their rights hereunder as the Sponsor Equityholders to one or more of their respective affiliates or any direct or indirect partners, members or equity holders of the Sponsor Equityholders (it being understood that no such transfer shall reduce any rights of the Sponsor Equityholders or such transferees).
6.2.3   This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.
6.2.4   This Agreement shall not confer any rights or benefits on any persons or entities that are not parties hereto, other than as expressly set forth in this Agreement and Section 6.2 hereof.
6.2.5   No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 6.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 6.2 shall be null and void.
6.3   Counterparts; Facsimile Signatures.   This Agreement may be executed in counterparts, each of which shall constitute an original, but all of which shall constitute one agreement. This Agreement shall become effective upon delivery to each party of an executed counterpart or the earlier delivery to each party of original, photocopied, or electronically transmitted signature pages that together (but need not individually) bear the signatures of all other parties.

6.4   Governing Law; Venue.   This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without giving effect to the conflict of laws principles thereof. Any Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby must be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, and each of the parties irrevocably (i) submits to the exclusive jurisdiction of each such court in any such proceeding or Action, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the proceeding or Action shall be heard and determined only in any such court, and (iv) agrees not to bring any proceeding or Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence Proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 6.4.
6.5   Waiver of Jury Trial.   THE PARTIES TO THIS AGREEMENT HEREBY KNOWINGLY, VOLUNTARILY AND IRREVOCABLY WAIVE ANY RIGHT EACH SUCH PARTY MAY HAVE TO TRIAL BY JURY IN ANY ACTION OF ANY KIND OR NATURE, IN ANY COURT IN WHICH AN ACTION MAY BE COMMENCED, ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT OR ANY ADDITIONAL AGREEMENT, OR BY REASON OF ANY OTHER CAUSE OR DISPUTE WHATSOEVER BETWEEN OR AMONG ANY OF THE PARTIES TO THIS AGREEMENT OF ANY KIND OR NATURE. NO PARTY SHALL BE AWARDED PUNITIVE OR OTHER EXEMPLARY DAMAGES RESPECTING ANY DISPUTE ARISING UNDER THIS AGREEMENT OR ANY ADDITIONAL AGREEMENT.
6.6   Amendments and Modifications.   Upon the written consent of the Company and the Holders of at least a majority in interest of the Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a holder of the shares of capital stock of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.
6.7   Other Registration Rights.   Other than as provided in the warrant agreement dated as of January 6, 2021 between the Company and Continental Stock Transfer & Trust Company, the Company represents and warrants that no person or entity, other than a Holder of Registrable Securities, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration filed by the Company for the sale of securities for its own account or for the account of any other person or entity. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail. This Agreement supersedes, and amends and restates in its entirety, the Prior Agreement.
6.8   Term.   This Agreement shall terminate upon the earlier of (i) the tenth (10th) anniversary of the date of this Agreement, (ii) the date as of which all of the Registrable Securities have been sold or disposed of or (iii) with respect to any particular Holder, on the date such Holder no longer holds Registrable Securities. The provisions of Section 3.5 and Article IV shall survive any termination.
6.9   Holder Information.   Each Holder agrees, if requested in writing, to represent to the Company the total number of Registrable Securities held by such Holder in order for the Company to make determinations hereunder.

6.10   Severability.   A determination by a court or other legal authority that any provision that is not of the essence of this Agreement is legally invalid shall not affect the validity or enforceability of any other provision hereof. The parties shall cooperate in good faith to substitute (or cause such court or other legal authority to substitute) for any provision so held to be invalid a valid provision, as alike in substance to such invalid provision as is lawful.
[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this Amended and Restated Registration Rights Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.
COMPANY:
SCILEX HOLDING COMPANY
By:
Name:	Jaisim Shah
Title:	Chief Executive Officer
SPONSOR EQUITYHOLDERS:
VICKERS VENTURE FUND VI (PLAN) PTE LTD
By:
Name:	Dr. Finian Tan
Title:	Managing Member
VICKERS VENTURE FUND VI PTE LTD
By:
Name:	Dr. Finian Tan
Title:	Managing Member
Pei Wei Woo
Suneel Kaji
Steve Myint
LEGACY SCILEX EQUITYHOLDER:
SORRENTO THERAPEUTICS, INC.
By:
Name:	Henry Ji, Ph.D.
Title:	President, Chief Executive Officer and Chairman of the Board
[Signature Page to Registration Rights Agreement]

SCHEDULE A — SPONSOR EQUITYHOLDERS
Name and Address of Equityholder
Vickers Venture Fund VI (Plan) Pte Ltd.
c/o Vickers Vantage Corp. I
1 Harbourfront Avenue, #16-06
Keppel Bay Tower
Singapore 098632, Singapore
Vickers Venture Fund VI Pte Ltd.
c/o Vickers Vantage Corp. I
1 Harbourfront Avenue, #16-06
Keppel Bay Tower
Singapore 098632, Singapore
Pei Wei Woo
c/o Vickers Vantage Corp. I
1 Harbourfront Avenue, #16-06
Keppel Bay Tower
Singapore 098632, Singapore
Suneel Kaji
c/o Vickers Vantage Corp. I
1 Harbourfront Avenue, #16-06
Keppel Bay Tower
Singapore 098632, Singapore
Steve Myint
c/o Vickers Vantage Corp. I
1 Harbourfront Avenue, #16-06
Keppel Bay Tower
Singapore 098632, Singapore

SCHEDULE B — LEGACY SCILEX EQUITYHOLDER
Name and Address of Equityholder
Sorrento Therapeutics, Inc.
4955 Directors Place
San Diego, CA 92121

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS
Item 20.   Indemnification of Directors and Officers.
Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, fraud or the consequences of committing a crime. The Current Charter provides for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect.
We have entered into indemnification agreements with each of our officers and directors a form of which is filed as Exhibit 10.4 to our Registration Statement on Form S-1 that was declared effective by the SEC on January 6, 2021. These agreements require us to indemnify these individuals to the fullest extent permitted under Cayman Islands law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Pursuant to the Merger Agreement filed as Exhibit 2.1 to this Registration Statement, we have agreed to continue to indemnify our current directors and officers and have agreed to the continuation of director and officer liability insurance covering our current directors and officers.
It is anticipated that the New Scilex Board will, in connection with consummating the Business Combination, approve and direct New Scilex to enter into customary indemnification agreements with the persons intended to serve as directors and executive officers of New Scilex following the Business Combination.
Item 21.   Exhibits and Financial Statements Schedules
Exhibit	Description
1.1	Underwriting Agreement, dated January 6, 2021, by and among Vickers Vantage Corp. I and Maxim Group LLC (incorporated by reference to Exhibit 1.1 of Vickers’s Current Report on Form 8-K (File No. 001-39852), filed with the SEC on January 11, 2021).
1.2	Amendment to Underwriting Agreement, dated March 17, 2022, by and among Vickers Vantage Corp. I and Maxim Group LLC (incorporated by reference to Exhibit 1.1 of Vickers’s Current Report on Form 8-K (File No. 001-39852), filed with the SEC on March 21, 2022).
2.1#‡	Agreement and Plan of Merger, dated as of March 18, 2019, by and among Scilex Holding Company, Sigma Merger Sub, Inc., Semnur Pharmaceuticals, Inc., Fortis Advisors LLC, solely as the representative of the Equityholders and, solely with respect to Section 1.8(a), Section 3.11 and Article X, Sorrento Therapeutics, Inc.
2.2‡	Amendment No. 1 to Agreement and Plan of Merger, dated as of August 7, 2019, by and among Semnur Pharmaceuticals, Inc., Scilex Holding Company, Sigma Merger Sub, Inc., Fortis Advisors, LLC, solely as the representative of the Equityholders and, solely with respect to Section 1.8(a), 3.11 and Article X of the Agreement and Plan of Merger, Sorrento Therapeutics, Inc.
2.3#‡	Bill of Sale and Assignment and Assumption Agreement, dated May 12, 2022, by and between Scilex Holding Company and Sorrento Therapeutics, Inc.
2.4^#‡	Asset Purchase Agreement, dated April 23, 2021, between Sorrento Therapeutics, Inc. and Aardvark Therapeutics, Inc., as assumed by Scilex Holding Company on May 12, 2022, pursuant to the Bill of Sale and Assignment and Assumption Agreement, dated as of such date, by and between Scilex Holding Company and Sorrento Therapeutics, Inc.

Exhibit	Description
2.5#	Agreement and Plan of Merger, dated as of March 17, 2022, by and among Vickers Vantage Corp. I, Vickers Merger Sub, Inc. and Scilex Holding Company (included as Annex A to the proxy statement/prospectus contained in this registration statement).
3.1	Amended and Restated Memorandum and Articles of Association of Vickers Vantage Corp. I. (incorporated by reference to Exhibit 3.1 of Vickers’s Current Report on Form 8-K (File No. 001-39852), filed with the SEC on January 11, 2021).
3.2	Extension Amendment, dated as of June 30, 2022, to the Amended and Restated Memorandum and Articles of Association of Vickers Vantage Corp. I (incorporated by reference to Exhibit 3.1 of Vickers’s Current Report on Form 8-K (File No. 001-39852), filed with the SEC on July 5, 2022).
3.3	Form of Certificate of Incorporation of Scilex Holding Company (included as Annex B to the proxy statement/prospectus contained in this registration statement).
3.4	Form of Bylaws of Scilex Holding Company (included as Annex C to the proxy statement/ prospectus contained in this registration statement).
3.5+	Form of Certificate of Domestication of Vickers Vantage Corp. I, to be filed with the Secretary of State of Delaware.
4.1	Specimen Unit Certificate of Vickers Vantage Corp. I (incorporated by reference to Exhibit 4.1 of Vickers’s Form S-1 (File No. 333-251352), filed with the SEC on December 15, 2020).
4.2	Specimen Ordinary Share Certificate of Vickers Vantage Corp. I (incorporated by reference to Exhibit 4.2 of Vickers’s Form S-1 (File No. 333-251352), filed with the SEC on December 15, 2020).
4.3	Specimen Warrant Certificate of Vickers Vantage Corp. I (incorporated by reference to Exhibit 4.3 of Vickers’s Form S-1 (File No. 333-251352), filed with the SEC on December 15, 2020).
4.4	Warrant Agreement, dated as of January 6, 2021, by and between Vickers Vantage Corp. I and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 of Vickers’s Current Report on Form 8-K (File No. 001-39852), filed with the SEC on January 11, 2021).
4.5+	Specimen Common Stock Certificate of Scilex Holding Company.
5.1+	Opinion of Loeb & Loeb LLP.
8.1+	Opinion of Loeb & Loeb LLP regarding tax matters.
10.1	Form of Letter Agreement, by and among Vickers Vantage Corp. I and each of Vickers Venture Fund VI Pte Ltd, Vickers Venture Fund VI (Plan) Pte Ltd, and the officers and directors of Vickers (incorporated by reference to Exhibit 10.1 of Vickers’s Form S-1 (File No. 333-251352), filed with the SEC on December 15, 2020).
10.2	Investment Management Trust Agreement, dated as of January 6, 2021, by and between Vickers Vantage Corp. I and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.1 of Vickers’s Current Report on Form 8-K (File No. 001-39852), filed with the SEC on January 11, 2021).
10.3	Registration Rights Agreement, dated January 6, 2021, by and among Vickers Vantage Corp. I, Vickers Venture Fund VI Pte Ltd, Vickers Venture Fund VI (Plan) Pte Ltd and certain security holders (incorporated by reference to Exhibit 10.2 of Vickers’s Current Report on Form 8-K (File No. 001-39852), filed with the SEC on January 11, 2021).
10.4	Form of Amended and Restated Registration Rights Agreement, by and among Scilex Holding Company, Vickers Venture Fund VI Pte Ltd, Vickers Venture Fund VI (Plan) Pte Ltd, Sorrento Therapeutics, Inc. and certain security holders (included as Annex H to the proxy statement/prospectus contained in this registration statement).

Exhibit	Description
10.5	Administrative Services Agreement, dated January 6, 2021, between Vickers Vantage Corp. I and Vickers Venture Partners (incorporated by reference to Exhibit 10.3 of Vickers’s Current Report on Form 8-K (File No. 001-39852), filed with the SEC on January 11, 2021).
10.6‡	Form of Indemnification Agreement of Scilex Holding Company.
10.7*‡	Scilex Pharmaceuticals, Inc. Amended and Restated 2017 Equity Incentive Plan.
10.8*‡	Form of Option Agreement and Stock Option Grant Notice under the Scilex Pharmaceuticals Inc. 2017 Equity Incentive Plan.
10.9*‡	Scilex Holding Company 2019 Stock Option Plan, as amended.
10.10*‡	Form of Option Agreement and Stock Option Grant Notice under the Scilex Holding Company 2019 Stock Option Plan, as amended.
10.11*	Scilex Holding Company 2022 Equity Incentive Plan (included as Annex D to the proxy statement/prospectus contained in this registration statement).
10.12*‡	Form of Stock Option Grant Notice and Stock Option Agreement under the Scilex Holding Company 2022 Equity Incentive Plan.
10.13*‡	Form of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement under the Scilex Holding Company 2022 Equity Incentive Plan.
10.14*	Scilex Holding Company 2022 Employee Stock Purchase Plan (included as Annex E to the proxy statement/prospectus contained in this registration statement).
10.15	Sponsor Support Agreement, dated as of March 17, 2022, by and among Vickers Vantage Corp. I and certain stockholders. (included as Annex F to the proxy statement/prospectus contained in this registration statement).
10.16	Company Stockholder Support Agreement, dated as of March 17, 2022, by and among Vickers Vantage Corp. I, Scilex Holding Company and Sorrento Therapeutics, Inc (included as Annex G to the proxy statement/prospectus contained in this registration statement).
10.17*‡	Offer Letter, dated as of April 19, 2019, between Scilex Pharmaceuticals Inc. and Jaisim Shah.
10.18*‡	Offer Letter, dated as of April 19, 2019, between Scilex Pharmaceuticals Inc. and Dmitiri Lissin.
10.19*‡	Offer Letter, dated as of March 29, 2019, between Scilex Pharmaceuticals Inc. and Suresh Khemani.
10.20*‡	Offer Letter, dated as of April 19, 2019, between Scilex Pharmaceuticals Inc. and Suketu Desai.
10.21*‡	Offer Letter, dated as of April 27, 2022, by and between Scilex Holding Company and Elizabeth Czerepak.
10.22^	Commercial Supply Agreement, dated as of February 16, 2017, by and among Scilex Pharmaceuticals Inc., Oishi Koseido Co., Ltd. and Itochu Chemical Frontier Corporation.
10.23^	First Addendum to Commercial Supply Agreement, dated as of August 31, 2017, by and among Scilex Pharmaceuticals Inc., Oishi Koseido Co., Ltd. and Itochu Chemical Frontier Corporation.
10.24^	Second Addendum to Commercial Supply Agreement, dated as of May 9, 2018, by and among Scilex Pharmaceuticals Inc., Oishi Koseido Co., Ltd. and Itochu Chemical Frontier Corporation.
10.25	Third Addendum to Commercial Supply Agreement, dated as of August 30, 2018, by and among Scilex Pharmaceuticals Inc., Oishi Koseido Co., Ltd. and Itochu Chemical Frontier Corporation.
10.26#+	Exclusive Distribution Agreement, dated as of August 6, 2015, by and among Scilex Pharmaceuticals Inc. and Cardinal Health 105, Inc.
10.27+	Amendment to Exclusive Distribution Agreement, dated as of May 24, 2018, by and among Scilex Pharmaceuticals Inc. and Cardinal Health 105, Inc.

Exhibit	Description
10.28#+	Second Amendment to Exclusive Distribution Agreement, dated as of September 19, 2018, by and among Scilex Pharmaceuticals Inc. and Cardinal Health 105, Inc.
10.29+	Third Amendment to Exclusive Distribution Agreement, dated as of October 1, 2021, by and among Scilex Pharmaceuticals Inc. and Cardinal Health 105, LLC (f/k/a Cardinal Health 105, Inc.).
10.30#+	Title Model Addendum, dated as of September 19, 2018, by and among Cardinal Health 105, Inc. and Scilex Pharmaceuticals Inc.
10.31+	First Amendment to Title Model Addendum, dated as of October 27, 2020, by and among Cardinal Health 105, Inc. and Scilex Pharmaceuticals Inc.
10.32+	Notice of Departure from Title Model Addendum, dated as of February 2, 2022, by and among Cardinal Health 105, Inc., Cardinal Health, Inc. and Scilex Pharmaceuticals Inc.
10.33^#	Supply Agreement, dated as of December 17, 2015, by and between Genzyme Corporation and Semnur Pharmaceuticals, Inc.
10.34^	Product Development Agreement, dated as of May 11, 2011, by and between Scilex Pharmaceuticals, Inc. (as successor to Stason Pharmaceuticals, Inc.), Oishi Koseido Co., Ltd. and Itochu Chemical Frontier Corporation.
10.35	First Amendment to Product Development Agreement, dated as of April 2, 2013, by and between Scilex Pharmaceuticals Inc., Oishi Koseido Co., Ltd. and Itochu Chemical Frontier Corporation.
10.36^	Second Amendment to Product Development Agreement, dated as of February 20, 2017, by and between Scilex Pharmaceuticals Inc., Oishi Koseido Co., Ltd. and Itochu Chemical Frontier Corporation.
10.37^	Third Amendment to Product Development Agreement, dated as of August 29, 2018, by and between Scilex Pharmaceuticals Inc., Oishi Koseido Co., Ltd. and Itochu Chemical Frontier Corporation.
10.38	Fourth Amendment to Product Development Agreement, dated as of December 13, 2019, by and between Scilex Pharmaceuticals Inc., Oishi Koseido Co., Ltd. and Itochu Chemical Frontier Corporation.
10.39	Fifth Amendment to Product Development Agreement, dated as of April 30, 2021, by and between Scilex Pharmaceuticals Inc., Oishi Koseido Co., Ltd. and Itochu Chemical Frontier Corporation.
10.40^#‡	Master Services Agreement — SP-102, dated as of January 27, 2017, by and between Semnur Pharmaceuticals, Inc. and Lifecore Biomedical, LLC.
10.41‡	Amendment No. 1 to Master Services Agreement, dated as of April 26, 2018, by and between Semnur Pharmaceuticals, Inc. and Lifecore Biomedical, LLC.
10.42‡	Novation Agreement re Master Services Agreement, dated as of June 15, 2022, by and among Scilex Holding Company, Tulex Pharmaceuticals Inc. and Aardvark Therapeutics Inc.
10.43#‡	Master Services Agreement, dated as of November 23, 2020, by and between Aardvark Therapeutics Inc. and Tulex Pharmaceuticals Inc. as assumed by Scilex Holding Company on May 12, 2022, as novated to Scilex Holding Company, pursuant to the Novation Agreement re Master Services Agreement, dated as of June 15, 2022, by and among Scilex Holding Company, Tulex Pharmaceuticals Inc. and Aardvark Therapeutics Inc.
10.44^#‡	License and Commercialization Agreement, dated as of June 14, 2022, by and between Scilex Holding Company and RxOmeg Therapeutics LLC, a/k/a Romeg Therapeutics, LLC.
10.45^	Indenture, dated as of September 7, 2018, among Scilex Pharmaceuticals Inc., Sorrento Therapeutics, Inc. and U.S. Bank National Association, as trustee and collateral agent.

Exhibit	Description
10.46#
Omnibus Amendment No. 1 to Indenture and Letter of Credit, dated as of October 1, 2019, among Scilex Pharmaceuticals Inc., Sorrento Therapeutics, Inc. and U.S. Bank National Association, as trustee and collateral agent, and the beneficial owners of the securities and the holders listed on the signature pages thereof.

10.47^	Omnibus Amendment No. 2 to Indenture and Letter of Credit, dated as of March 30, 2020, among Scilex Pharmaceuticals Inc., Sorrento Therapeutics, Inc. and U.S. Bank National Association, as trustee and collateral agent, and the beneficial owners of the securities and the holders listed on the signature pages thereof.
10.48#	Consent Under and Amendment No. 3 to Indenture and Letter of Credit, dated as of December 14, 2020, among Scilex Pharmaceuticals Inc., Sorrento Therapeutics, Inc. and U.S. Bank National Association, as trustee and collateral agent, and the beneficial owners of the securities and the holders listed on the signature pages thereof.
10.49#	Consent Under and Amendment No. 4 to Indenture, dated June 3, 2022, among Sorrento Therapeutics, Inc., Scilex Pharmaceuticals Inc., U.S. Bank Trust Company, National Association, as trustee and collateral agent, and the beneficial owners of the securities and the holders listed on the signature pages thereof.
10.50#	Collateral Agreement, dated as of September 7, 2018, by and between Scilex Pharmaceuticals Inc. and U.S. Bank National Association.
10.51^	Irrevocable Standby Letter of Credit, dated as of September 7, 2018, issued by Sorrento Therapeutics, Inc. in favor of Scilex Pharmaceuticals Inc.
10.52	Subordinated Promissory Note, dated as of February 14, 2022, issued by Scilex Pharmaceuticals Inc. in favor of Sorrento Therapeutics, Inc.
10.53#
Contribution and Loan Agreement, dated as of March 18, 2019, by and among Scilex Holding Company, Sorrento Therapeutics, Inc., the stockholders of Scilex Pharmaceuticals Inc. signatories thereto, and Scilex Pharmaceuticals Inc.

10.54	Promissory Note, dated as of March 18, 2019, issued by Scilex Holding Company in favor of Sorrento Therapeutics, Inc.
10.55	Intercompany Promissory Note, dated as of October 5, 2018, issued by Scilex Pharmaceuticals Inc. in favor of Sorrento Therapeutics, Inc.
10.56#	Credit and Security Agreement, dated as of December 14, 2020, by and between Scilex Pharmaceuticals Inc. and CNH Finance Fund I, L.P.
10.57^‡	Assignment Agreement, dated August 6, 2013, between Semnur Pharmaceuticals, Inc. and Shah Investor LP.
10.58#	Promissory Note, dated as of May 12, 2022, issued by Scilex Holding Company in favor of Sorrento Therapeutics, Inc.
10.59^	Office Lease, dated as of August 8, 2019, by and between Scilex Pharmaceuticals Inc. and 960 San Antonio LLC.
10.60^	First Amendment to Office Lease, dated as of September 15, 2019, by and between Scilex Pharmaceuticals Inc. and 960 San Antonio LLC.
10.61^	Sublease Agreement, dated as of May 18, 2022, by and between Scilex Holding Company and Live Action, Inc.
16.1+	Letter Regarding Change in Accountants.
21.1‡	List of Subsidiaries.
23.1	Consent of WithumSmith+Brown, PC, independent registered public accounting firm of Vickers Vantage Corp, I.
23.2	Consent of Ernst & Young LLP, independent registered public accounting firm of Scilex.
23.3	Consent of Deloitte & Touche LLP, former independent registered public accounting firm of Scilex.

Exhibit	Description
23.4+	Consent of Loeb & Loeb LLP (included in Exhibit 5.1 and 8.1).
24.1‡	Power of Attorney (included on signature page to this proxy statement/prospectus).
99.1‡	Consent of Henry Ji to be named as a director nominee.
99.2‡	Consent of Jaisim Shah to be named as a director nominee.
99.3‡	Consent of Tien-Li Lee to be named as a director nominee.
99.4‡	Consent of Laura J. Hamill to be named as a director nominee.
99.5‡	Consent of Dorman Followwill to be named as a director nominee.
99.6‡	Consent of David Lemus to be named as a director nominee.
99.7	Consent of Tommy Thompson to be named as a director nominee.
99.8+	Form of Preliminary Proxy Card.
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).
107‡	Filing Fee Table.

‡
Previously filed.

+
To be filed by amendment.

*
Indicates management contract or compensatory plan or arrangement.

^
Certain identified information has been omitted pursuant to Item 601(b)(10) of Regulation S-K because such information is both (i) not material and (ii) information that the Registrant treats as private or confidential. The Registrant hereby undertakes to furnish supplemental copies of the unredacted exhibit upon request by the SEC.

#
Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601. The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

Item 22.   Undertakings.
The undersigned registrant hereby undertakes:
(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)
To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)
That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)
Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)
Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(iv)
Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)
That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to re-offerings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7)
That every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on the 20th day of July, 2022.
Vickers Vantage Corp. I
By:
/s/ Jeffrey Chi

Name:
Jeffrey Chi

Title:
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
/s/ Jeffrey Chi Jeffrey Chi	Chairman and Chief Executive Officer (Principal Executive Officer)	July 20, 2022
/s/ Chris Ho Chris Ho	Chief Financial Officer and Director (Principal Financial and Accounting Officer)	July 20, 2022
* Pei Wei Woo	Director	July 20, 2022
* Suneel Kaji	Director	July 20, 2022
* Steve Myint	Director	July 20, 2022

*By:
/s/ Jeffrey Chi

       Jeffrey Chi
       Attorney-in-fact